Form 20-F
period 2014-12-31
Leju Holdings Ltd
filed 2015-04-21
CIK 1596856

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number 001-36396

Leju Holdings Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

15/F Floor, Shoudong International Plaza, No. 5 Building, Guangqu Home Dongcheng District, Beijing 100022 People’s Republic of China
(Address of principal executive offices)

Min Chen, Chief Financial Officer

Leju Holdings Limited

15/F Floor, Shoudong International Plaza, No. 5 Building, Guangqu Home

Dongcheng District, Beijing 100022

People’s Republic of China

Telephone: +86 10 5895 1000

Facsimile: +86 10 8722 4920

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
American Depositary Shares, each representing one ordinary share, par value $0.001 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

138,749,420 ordinary shares, par value $0.001 per share, as of December 31, 2014.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

3

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•                  “Leju,” “we,” “us,” “our company” and “our” are to Leju Holdings Limited, its subsidiaries and its consolidated variable interest entities;

•                  “ADSs” are to our American depositary shares, each of which represents one ordinary share;

•                  “Beijing Leju” are to Beijing Yisheng Leju Information Services Co., Ltd.;

•                  “Beijing Jiajujiu” are to Beijing Jiajujiu E-Commerce Co., Ltd.;

•                  “Beijing Maiteng” are to Beijing Maiteng Fengshun Science and Technology Co., Ltd.;

•                  “China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•                  “China Online Housing” are to China Online Housing Technology Corporation;

•                  “consolidated variable interest entity” are to each of our consolidated variable interest entities, namely each of Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu;

•                  “CITIC” are to CITIC Bank Corporation Limited;

•                  “E-House” are to E-House (China) Holdings Limited, a Cayman Islands exempted company with limited liability, and its predecessor entities;

•                  “O2O services” are to online to offline services, including in connection with the marketing of new residential properties by developers;

•                  “ordinary shares” to our ordinary shares, par value $0.001 per share;

•                  “RMB” and “Renminbi” are to the legal currency of China;

•                  “Shanghai SINA Leju” are to Shanghai SINA Leju Information Technology Co., Ltd.;

•                  “Shanghai Yi Xin” are to Shanghai Yi Xin E-Commerce Co., Ltd.;

•                  “Shanghai Yi Yue” are to Shanghai Yi Yue Information Technology Co., Ltd.;

•                  “Tencent” are to Tencent Holdings Limited or certain of its affiliates which have entered into agreements with us as described under “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions and Agreements with Tencent,” as applicable; and

•                  “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,”“will,”“expect,”“anticipate,”“aim,”“estimate,”“intend,”“plan,”“believe,”“likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•                  our anticipated growth strategies;

•                  our future business development, results of operations and financial condition;

•                  expected changes in our revenues and certain cost or expense items;

•                  our ability to attract clients and further enhance our brand recognition; and

•                  trends and competition in the real estate services industry.

You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I.

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.        KEY INFORMATION

A.                                    Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014 and selected consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our selected consolidated statement of operations data for the fiscal years ended December 31, 2011 and our consolidated balance sheet data as of December 31, 2012 have been derived from our audited consolidated financial statements not included in this annual report.

Our selected consolidated financial data also includes certain non-GAAP measures, which are not required by, or presented in accordance with U.S. GAAP, but are included because we believe they are indicative of our operating performance and are used by investors and analysts to evaluate companies in our industry.

Our historical results do not necessarily indicate results expected for any future periods.

	Year Ended December 31,
	2011	2012	2013	2014
	(in thousands of $, except share and per share data)
Consolidated Statement of Operations Data
Revenues
E-commerce	—	26,996	170,205	326,680
Online advertising	132,076	138,767	145,445	155,050
Listing	5,015	5,533	19,772	14,293
Total revenues	137,091	171,296	335,422	496,023
Cost of revenues	(37,583)	(54,118)	(63,991)	(51,130)
Selling, general and administrative expenses	(121,610)	(163,535)	(226,143)	(366,342)
Goodwill impairment charge	(417,822)	—	—	—
Other operating income	14	153	600	2,526
Income (loss) from operations	(439,911)	(46,203)	45,888	81,077
Income (loss) before taxes and equity in affiliates	(440,261)	(47,926)	45,785	82,429
Net income (loss)	(438,252)	(43,849)	42,650	66,659
Net income (loss) attributable to Leju shareholders	(438,831)	(44,759)	42,525	66,521
Earnings (loss) per share:
Basic	(3.66)	(0.37)	0.35	0.51
Diluted	(3.66)	(0.37)	0.35	0.50
Weighted average numbers of shares used in computation:
Basic	120,000,000	120,000,000	120,000,000	129,320,666
Diluted	120,000,000	120,000,000	120,000,000	132,502,100

	As of December 31,
	2012	2013	2014
	(in thousands of $)
Consolidated Balance Sheet Data
Cash and cash equivalents	71,090	98,730	317,811
Accounts receivable, net of allowance for doubtful accounts	86,652	87,316	119,742
Total current assets	178,968	222,788	480,767

Intangible assets, net	163,204	128,530	105,419
Total assets	393,867	402,938	638,266

Amounts due to related parties	83,143	4,501	5,289
Total current liabilities	159,661	123,584	197,300

Total liabilities	200,588	151,148	223,342
Total Leju equity	190,173	248,706	414,846

Non-GAAP Financial Measures

The following table sets forth, for the periods specified, our adjusted income (loss) from operations, our adjusted net income (loss), and our adjusted net income (loss) attributable to Leju shareholders. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. These non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including share-based compensation expense, amortization of intangible assets resulting from business combinations and goodwill impairment charge. We also believe they are indicative of our operating performance and are used by investors and analysts to evaluate companies in our industry. These non-GAAP measures of our performance are not required by, or presented in accordance with, U.S. GAAP. Such measures are not a measurement of financial performance or liquidity under U.S. GAAP and should not be considered as an alternative to income from operations, net income or any other performance measures derived in accordance with U.S. GAAP or an alternative to cash flows from operating activities as a measure of liquidity. Our presentation of such measures may not be comparable to similarly titled measures presented by other companies. You should not compare such measures as presented by us with the presentation of such measures by other companies because not all companies use the same definition.

We define adjusted income (loss) from operations as income (loss) from operations before share-based compensation expense, amortization of intangible assets resulting from business combinations and goodwill impairment charge.

We define adjusted net income (loss) as net income (loss) before share-based compensation expense (net of tax), amortization of intangible assets resulting from business combinations (net of tax) and goodwill impairment charge (net of tax

We define adjusted net income (loss) attributable to Leju shareholders as net income (loss) before share-based compensation expense (net of tax and non-controlling interests), amortization of intangible assets resulting from business combinations (net of tax and non-controlling interests) and goodwill impairment charge (net of tax and non-controlling interests).

The use of the above non-GAAP financial measures has material limitations as an analytical tool, as they do not include all items that impact our income (loss) from operations, net income (loss), and net income (loss) attributable to Leju shareholders for the period. We compensate for these limitations by providing the relevant disclosure of our share-based compensation expense, amortization of intangible assets results from business acquisitions, and goodwill impairment charge both in our reconciliations to the financial measures under U.S. GAAP, and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The following table reconciles our adjusted income (loss) from operations, adjusted net income (loss) and adjusted net income (loss) attributable to Leju shareholders in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP:

	Year Ended December 31,
	2011	2012	2013	2014
	(in thousands of $)

Income (loss) from operations	(439,911)	(46,203)	45,888	81,077
Share-based compensation expense(1)	13,542	15,134	6,311	11,311
Amortization of intangible assets resulting from business acquisitions	21,321	22,079	22,017	14,569
Goodwill impairment charge	417,822	—	—	—
Adjusted income (loss) from operations	12,774	(8,990)	74,216	106,957

Net income (loss)	(438,252)	(43,849)	42,650	66,659
Share-based compensation expense (net of tax)(1)	13,542	15,134	6,311	11,311
Amortization of intangible assets resulting from business acquisitions (net of tax)	18,535	19,082	14,482	12,957
Goodwill impairment charge (net of tax)	417,822	—	—	—
Adjusted net income (loss)	11,647	(9,633)	63,443	90,927

Net income (loss) attributable to Leju shareholders	(438,831)	(44,759)	42,525	66,521
Share-based compensation expense (net of tax and non-controlling interests)(1)	13,542	15,134	6,311	11,311
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	18,342	18,719	14,197	12,842
Goodwill impairment charge (net of tax and non-controlling interests)	417,822	—	—	—
Adjusted net income (loss) attributable to Leju shareholders	10,875	(10,906)	63,033	90,674

(1)         Share-based compensation expense includes share-based compensation expenses recorded by us as well as share-based compensation expenses allocated from E-House to us.

Exchange Rate Information

Our reporting and financial statements are expressed in the U.S. dollar, which is our reporting and functional currency. However, our business is conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report, for the amounts not otherwise recorded in our consolidated financial statements included elsewhere in this annual report, is based on the certified exchange rate published by the Board of Governors of the Federal Reserve Bank. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2046 to $1.00, the certified exchange rate in effect on December 31, 2014. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currencies and through restrictions on foreign trade. On April 17, 2015, the certified exchange rate was RMB6.1976 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Statistical Release.

	Exchange Rate
Period	Period End	Average(1)	Low	High
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1478	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.1870	6.2535
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.1955	6.2741
April (through April 17, 2015)	6.1976	6.2010	6.2152	6.1930

Source: Federal Reserve Statistical Release

(1)         Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Related to Our Business

Our business is susceptible to fluctuations in China’s real estate industry, which may materially and adversely affect our results of operations.

We conduct our real estate services business primarily in China. Our business depends substantially on conditions in China’s real estate industry and more particularly on the volume of new property transactions in China. Demand for private residential real estate in China has grown rapidly in recent years but such growth is often coupled with volatility and fluctuations in real estate transaction volume and prices. Fluctuations of supply and demand in China’s real estate industry are caused by economic, social, political and other factors. For example, the announcement and implementation of restrictive measures in early 2011, combined with further credit tightening, resulted in a severe downturn in the real estate industry with a fall in overall transaction volume in many major cities in 2011 and 2012. In its continuing efforts to control real estate prices, the PRC government released further restrictive policies in 2012 and early 2013. These measures have affected and continue to affect the growth of China’s real estate market. See “—Our business may be materially and adversely affected by government measures aimed at China’s real estate industry.” Furthermore, there may be situations in which China’s real estate industry is so active that real estate developers see a reduced need for marketing initiatives and reduce their spending on such initiatives, which could potentially adversely affect our result of operations. To the extent fluctuations in China’s real estate industry adversely affect spending on real estate marketing, our financial condition and results of operations may be materially and adversely affected.

Our business may be materially and adversely affected by restrictive government measures aimed at China’s real estate industry.

The real estate industry in China is subject to government regulations, including measures that are intended to control real estate prices. Since April 2010, PRC government agencies have issued a number of restrictive measures on the real estate market, which include:

•                  minimum down payments for the first self-use housing unit purchased by a family must be no less than 20% of the purchase price;

•                  minimum down payments for the second housing unit purchased by a family must be no less than 40% of the purchase price, and the loan interest rate must be no less than 110% of benchmark lending interest rate;

•                  certain municipalities, including Beijing, Shanghai and Guangzhou, where the local housing prices are deemed to be too high or to have risen too fast, are required to temporarily suspend the sale of housing units to families with registered local permanent residences that already own two or more housing units, families without registered local permanent residences that already own one or more housing units, and families without registered local permanent residences that cannot provide evidence of their local payment of taxes or social insurance premiums for a required period;

•                  business tax is imposed and calculated on the full sales revenues for the sale of all housing units held for less than two years, and on the difference between the sales revenues and the amount paid for the housing unit for the sale of non-ordinary housing units which were purchased two or more years ago;

•                  real estate property tax pilot projects were launched in Shanghai and Chongqing. Local regulations require a real property tax to be imposed on certain local housing units purchased on or after January 28, 2011, at a current tax rate of 0.6% in Shanghai and at a tax rate ranging from 0.5% to 1.2% in Chongqing; and

•                  governments of most major cities are required to set up and make public their target for controlling the price of local, newly built, residential housing units for the current year within the first season. Accordingly, many cities, including Shanghai, Beijing, Chongqing and Shenzhen, have started such exercise to announce their respective price control targets for each year since 2011.

In late February and March 2013, the PRC government issued the “New Five Policies” for administration of the housing market and detailed implementation rules, which revealed the PRC government’s strong determination to curb the increase of housing prices by requiring more stringent implementation of housing price control measures. For example, in cities where housing unit sales have already been subject to restrictions, if the local housing supply is not sufficient so that the housing prices are rising too fast, local governments are required to take more stringent measures to restrict housing units from being sold to those families who own one or more housing units. Following the request of the central government, Beijing, Shanghai and other major cities in China have announced detailed regulations for the New Five Policies in late March 2013, to further cool down local real estate markets. Such measures and policies by the government have caused a reduction in transactions in the real estate market. While these measures and policies remain in effect, they may continue to depress the real estate market, dissuade would-be purchasers from making purchases, reduce transaction volume, cause a decline in average selling prices, and prevent developers from raising the capital they need and increase developers’ costs to start new projects.

In addition, we cannot assure you that the PRC government will not adopt new measures in the future that may result in lower growth rates in the real estate industry. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate. Our business may be materially and adversely affected as a result of decreased transaction volumes or real estate prices that may result from government policies.

We may fail to compete effectively, which could significantly reduce our market share and materially and adversely affect our business, financial condition and results of operations.

We face competition in each of our primary business activities. Our primary competitor at the national level is soufun.com. In addition, we have faced and may continue to face competition from regionally focused websites providing regional real estate listings together with localized services. We have various regional competitors, such as house365.com in the Nanjing market, and we compete with various providers in the market for paid online property listings, including anjuke.com, which was recently acquired by 58.com. Our competitors may have more established brand names, larger visitor numbers and more extensive distribution channels than we do, either overall, or in specific regions in which we operate.

The business of providing online real estate services in China is becoming increasingly competitive. The barriers to entry for establishing internet-based businesses are low, thereby allowing new entrants to emerge rapidly. As the online real estate services industry in China is relatively new and constantly evolving, our current or future competitors may be able to better position themselves to compete as the industry matures.

We also face competition from companies in other media that offer e-commerce, advertising, listing and similar services. Any of these competitors may offer products and services that provide significant advantages over those offered by us in terms of performance, price, scope, creativity or other advantages. These products and services may achieve greater market acceptance than our service offerings, and thus weaken our brand. Increased competition in the online real estate services industry in China could make it difficult for us to retain existing customers and attract new customers, and could lead to a reduction in our revenues or an increase in our costs and expenses to conduct business.

Any of our current or future competitors may also receive investments from or enter into other commercial or strategic relationships with larger, well-established and well-financed companies and obtain significantly greater financial, marketing and content licensing and development resources than us. Furthermore, some of our competitors receive support from local governments, which may place us at a disadvantage when competing with them in their local markets. We cannot assure you that we will be able to compete successfully against our current or future competitors. Any failure to compete effectively in the real estate internet services market in China would have a material adverse effect on our business, financial condition and results of operations.

Failure to continue to develop and expand our content, service offerings and features, and to develop or incorporate the technologies that support them, could jeopardize our competitive position.

As a company providing online services, we participate in an industry characterized by rapidly changing technology and new products and services. We rely in part on attracting customers to our platform by providing attractive and helpful content and tools on our websites to assist customers seeking to purchase residential properties and home furnishings. In addition, our ability to continue to generate and maintain online advertising service revenues depends on our ability to innovate. To remain competitive, we must continue to develop and expand our content and service offerings. We must also continue to enhance and improve the user interface, functionality and features of our websites. These efforts may require us to develop internally, or to license, increasingly complex technologies. In addition, many of our competitors are continually introducing new internet-related products, services and technologies, which will require us to update or modify our own technology to keep pace. New internet-related products, services and technologies developed by competitors could render our products and services obsolete if we are unable to update or modify our own technology. Developing and integrating new products, services and technologies into our existing businesses could be expensive and time-consuming. Furthermore, such new features, functions and services may not achieve market acceptance or serve to enhance our brand loyalty. We may not succeed in incorporating new internet technologies, or, in order to do so, we may incur substantial expenses. If we fail to develop and introduce or acquire new features, functions, services or technologies effectively and on a timely basis, we may not continue to attract new users and may be unable to retain our existing users. If we are not successful in incorporating new internet technologies, our business, results of operations and growth prospects could be materially and adversely affected.

Failure to attract and retain qualified personnel at a reasonable cost could jeopardize our competitive position.

As our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain quality sales, technical and other operational personnel in the future. We compete with other companies engaged in online real estate services and internet-related businesses and with print media for qualified personnel. We have, from time to time in the past, experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. There may be a limited supply of qualified individuals in some of the cities in China where we have operations and other cities into which we intend to expand. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations. We must also provide continued training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decline in one or more of the markets where we operate, which in turn, may cause a negative perception of our brand and adversely affect our business. We cannot assure you we will be able to attract or retain the quality personnel that we need to achieve our business objectives.

In addition, we place substantial reliance on the real estate industry experience and knowledge of our senior management team as well as their relationships with other industry participants. For example, Mr. Xin Zhou, our chairman, and Mr. Yinyu He, our chief executive officer, are both particularly important to our future success. We do not carry key person insurance on any member of our senior management team. The loss of one or more members of our senior management team could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current senior management could be difficult as competition for such talent is intense.

If we fail to successfully attract new personnel, retain and motivate our current personnel, or retain our senior management, we may lose competitiveness and our business and results of operations could be materially and adversely affected.

Our business faces risks associated with the application of the e-commerce business model to the real estate industry and our new products and services may not perform as expected.

Our e-commerce business was established in 2011 and experienced rapid growth to become an integral part of our online real estate service operations. The business of providing these e-commerce services is still relatively new and evolving, and its growth depends on our ability to manage it effectively. Although we generally have been able to maintain contractual arrangements with third-party property developers who allow us to sell discount coupons to prospective real estate purchasers on acceptable terms, there can be no assurance that we will continue to be able to do so in the future. Customer complaints or negative publicity about our services could diminish consumer confidence in and use of our services.

We may also explore new real estate e-commerce products and these new products may involve various risks. For example, in November 2013, CITIC introduced Leju Loan through our online platform, which is an innovative financial product that aims to provide added liquidity and improve the overall purchasing power of home purchasers. This product may subject us to risks associated with China’s financial services sector, in addition to typical risks related to new product launches. Pursuant to the Notice on Issues concerning the Improvement of Differential Housing Credit Policies jointly promulgated by the People’s Bank of China and China Banking Regulatory Commission in September 2010, all commercial banks in China have compliance obligations under the regulation to strengthen the management of consumption loans, and prohibit such loans from being used for purchasing houses. Although the Leju Loan product was introduced through our online platform to facilitate the loan application process, since the loans for this product are funded and provided by CITIC, CITIC has the obligation to comply with the relevant regulations of China’s financial services sector relating to such loans. We believe we are not subject to such regulations in connection with our role for the Leju Loan product. However, if the relevant PRC regulatory authorities find that CITIC’s provision of loans for the Leju Loan product does not comply with the relevant regulations, they may require CITIC to discontinue or restrict the loans provided by it, which may materially and adversely impact our ability to offer the Leju Loan product. Furthermore, there can be no assurance that our Leju Loan product will perform as expected or be well received by customers, or that we will be able to maintain our strategic venture with CITIC. We may face similar challenges for any other new initiatives we pursue in the future. Any of the foregoing could materially and adversely affect our business, results of operations and revenue growth prospects.

We derive a significant amount of revenue from our operation of SINA websites and there can be no assurance that our relationship with SINA will continue on satisfactory terms.

Through an agreement in 2009 entered into between SINA and E-House, our parent company, we own SINA’s real estate operations. SINA is a substantial shareholder in E-House, our parent company. To a large extent, the operations and revenues of our business rely on SINA’s cooperation with us. The domain names of some major websites of our business are owned by SINA and licensed to us through agreements which we initially entered into with SINA in 2009 with terms through 2019 and which we recently amended and restated to extend through 2024. A significant number of users of these websites are linked through other SINA websites. Pursuant to an advertising inventory agency agreement with SINA, we are the exclusive agent of SINA for selling advertising to the real estate advertisers through 2024. To a certain extent, we rely on SINA’s continued cooperation on an ongoing basis to enjoy our rights pursuant to our agreements with SINA. SINA could at any time reduce its support for our business. In addition, SINA’s dual role as our substantial indirect shareholder and contractual counterparty could result in conflicts of interest. If for any reason SINA does not fulfill its obligations in accordance with the advertising inventory agency agreement or any of the other agreements or otherwise reduces its support for our online real estate operations, our business may be materially and adversely affected.

If we fail to maintain our relationship with Baidu, our business and results of operations could be materially and adversely affected.

We are the exclusive real property advertising partner of Baidu, China’s leading search engine platform. In August 2010, we launched Baidu’s real estate website, house.baidu.com, and home furnishing website, jiaju.baidu.com, to offer search-based advertising for China’s real estate industry. Pursuant to our original strategic cooperation agreement with Baidu, we have the exclusive right, through March 2015, to build and operate all of Baidu’s websites related to real estate and home furnishing, and to retain all revenues generated from these websites in exchange for a fixed fee that we pay to Baidu. In August 2011, we expanded our strategic partnership with Baidu, pursuant to which we have become Baidu’s premier strategic online real estate partner and obtained the exclusive right, through March 2015, to sell Baidu’s real estate Brand-Link product, a form of keyword advertising. In addition, we and Baidu have also continued our cooperation in several other Baidu products to further expand the online search-based advertising market for China’s real estate industry. In March 2015, we and Baidu agreed to extend the term of our strategic cooperation for another nine months through December 2015. In the future, if we are unable to renew our agreements with Baidu when they expire on favorable terms, or at all, or if Baidu reduces or terminates its support for, or cooperation with respect to, our real estate online operations, our business may be materially and adversely affected.

We derive a substantial portion of our revenues from several major urban centers in China, and we face market risk due to our concentration in these major urban areas.

We derive a substantial portion of our revenues from major urban centers in China, including Beijing, Shanghai, Guangzhou, Chongqing and Tianjin. In each of the years ended December 31, 2012, 2013 and 2014, more than 50% of our revenues was derived from Beijing, Shanghai, Guangzhou, Chongqing and Tianjin, and more than 20% of our total revenues were derived from Beijing. We expect these five urban centers to continue to be important sources of revenues. If any of these major urban centers experiences an event that negatively impacts the local real estate industry or online advertising, such as a serious economic downturn or contraction, a natural disaster, or slower growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our business and growth prospects could be materially and adversely impacted.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and continues to face challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy since 2012. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies. There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in oil and other markets. In addition, there have been concerns about the territorial disputes involving China in Asia and the economic effects. Economic conditions in China are sensitive to global economic conditions. Although the Chinese economy has grown significantly in the past decade, that growth may not sustain, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any severe or prolonged slowdown in the Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Failure to maintain or enhance our brands or image or failure of SINA or Baidu to maintain their respective brands or images could have a material and adverse effect on our business and results of operations.

We believe the “Leju” brand is associated with a leading real estate online platform in China and it is important for the continued success of our business. The success of the websites we operate on the platforms of SINA and Baidu is also dependent on the respective brands and images of SINA and Baidu. These brands are integral to our sales and marketing efforts. Our continued success in maintaining and enhancing our brands and image depends to a large extent on our ability to satisfy customer needs by further developing and maintaining quality of services across our operations, as well as our ability to respond to competitive pressures.

We may not be able to successfully execute our strategy of strengthening our geographic coverage.

We plan to further enhance our presence in cities covered by our direct operations, especially provincial capitals and other strategically important urban areas, to further capture share in such markets. In addition, we intend to expand our business by operating directly in select cities where we currently outsource operations to local outsourcing partners. There have been instances in the past when, upon our decision to directly operate a website that we had previously outsourced to a third party, the third party failed to pay all or a portion of the fixed fees owed to us under the outsourcing arrangement. There can be no assurance that the costs of implementing our strategy, whether due to uncollected fees or otherwise, will not be substantial. Furthermore, when we attempt to enhance our presence in markets or enter new markets, we may face intense competition from companies with greater experience or a more established presence in the targeted geographical areas or from other companies with similar expansion targets. In addition, our business model and services may not be successful in untested markets and markets with a different legal and business environment. If we are unable to execute our strategy of strengthening our geographic coverage, our growth prospects could be materially and adversely affected.

If we cannot manage our growth effectively and efficiently, our results of operations or profitability could be adversely affected.

We have experienced substantial growth in recent periods. Our revenues increased from $171.3 million in 2012 to $496.0 million in 2014 at a CAGR of 70.2%. We intend to continue to grow our operations primarily in our current markets. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned expansion will also place significant demands on us to maintain the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified real estate service professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new expansion into our operations. As a result, our quality of service may deteriorate and our results of operations or profitability could be adversely affected.

Our results of operations may fluctuate or otherwise be materially and adversely affected due to seasonal variations.

Our operating income and earnings have historically been substantially lower during the first quarter than other quarters. The first quarter of each year generally contributes the smallest portion of our annual revenues due to reduced real estate transactions, advertising and marketing activities of our customers in the PRC real estate industry during and around the Chinese Lunar New Year holiday, which generally occurs in January or February of each year and due to the cold winter weather in northern China. In contrast, the third and fourth quarters of each year generally contribute a larger portion of our annual revenues due to increased real estate transactions, advertising and marketing activities during the months of September and October. For this reason, our results of operations may not be comparable from quarter to quarter.

Unexpected network interruptions or security breaches, including “hacking” or computer virus attacks, may cause delays or interruptions of service, resulting in reduced use and performance of our websites and damage our reputation and brands.

Our business depends heavily on the performance and reliability of China’s internet infrastructure, the continued accessibility of bandwidth and servers on our service providers’ networks and the continuing performance, reliability and availability of our technology platform. Any failure to maintain the satisfactory performance, reliability, security and availability of our computer and hardware systems may cause significant harm to our reputation and our ability to attract and maintain customers and visitor traffic. Major risks related to our network infrastructure include:

•                  any breakdown or system failure resulting in a sustained shutdown of our servers, including failures which may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware;

•                  any disruption or failure in the national backbone network, which would prevent our customers and users from accessing our websites;

•                  any damage from fire, flood, earthquake and other natural disasters; and

•                  computer viruses, hackings and similar events.

Computer viruses and hackings may cause delays or other service interruptions and could result in significant damage to our hardware, software systems and databases, disruptions to our business activities, such as to our e-mail and other communication systems, breaches of security and inadvertent disclosure of confidential or sensitive information, inadvertent transmissions of computer viruses and interruptions of access to our websites through the use of denial-of-service or similar attacks. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. We maintain most of our servers and backup servers in Beijing, Shanghai, Guangzhou and Tianjin, and all information on our websites is backed up weekly. Any hacking, security breach or other system disruption or failure that occurs in between our weekly backup procedures could disrupt our business or cause us to lose, and be unable to recover, data such as real estate listings, contact information and other important customer information.

Ensuring secured transmission of confidential information through public networks is essential to maintaining the confidence of our customers and users. Our existing security measures may not be adequate to protect such confidential information. In addition, computer and network systems are susceptible to breaches by computer hackers. Security breaches could expose us to litigation and potential liability for failing to secure confidential customer information, and could harm our reputation and reduce our ability to attract customers and users. Future security breaches, if any, may result in a material adverse effect on our business, financial condition and results of operations.

We also do not maintain insurance policies covering losses relating to our systems and do not have business interruption insurance. Moreover, the low coverage limits of our property insurance policies may not be adequate to compensate us for all losses, particularly with respect to any loss of business and reputation that may occur. To improve our performance and to prevent disruption of our services, we may have to make substantial investments to deploy additional servers or create one or more copies of our websites to mirror our online resources, either of which could increase our expenses and reduce our net income.

Any failure to protect our trademarks, copyrights and other intellectual property rights could have a negative impact on our business.

We believe our trademarks, copyrights and other intellectual property rights are critical to our success. Any unauthorized use of our trademarks and other intellectual property rights could harm our business. Historically, China’s track record for protection of intellectual property rights has been poor, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use is difficult and the measures we take to protect our intellectual property rights may not be adequate. We have registered the software copyrights of all our mobile applications and software copyrights are still enforceable absent registration in China, but registration by itself may not be adequate protection from potential misuse, infringement or other challenges from third parties claiming rights on our intellectual property.

Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could expose us to risks. If we are unable to adequately protect our brand, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially. We typically impose contractual obligations on employees and consultants and have taken other precautionary measures to maintain the confidentiality of our proprietary information and restricted the use of the proprietary information other than for our company’s benefit. However, if our employees and consultants do not honor their contractual obligations or misappropriate our database and other proprietary information, our business would suffer as a result.

As internet domain name rights are not rigorously regulated or enforced in China, other companies have incorporated in their domain names elements similar in writing or pronunciation to the “Leju” trademark or its Chinese equivalent. This may result in confusion between those companies and our company and may lead to the dilution of our brand value, which could adversely affect our business.

We may be subject to intellectual property infringement or misappropriation claims by third parties, which may force us to incur substantial legal expenses and, if determined adversely against us, could materially disrupt our business.

Some of our competitors may own copyrights, trademarks, trade secrets and internet content, which they may use to assert claims against us. We provide training to our staff with respect to procedures designed to reduce the likelihood that we may use, develop or make available any content or applications without the proper licenses or necessary third party consents. However, these procedures may not be effective in completely preventing the unauthorized posting or use of copyrighted material or the infringement of other rights of third parties.

The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, is uncertain and still evolving. For example, as we face increasing competition and as litigation becomes a more common way to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims. Pursuant to relevant laws and regulations, internet service providers may be held liable for damages if such providers have reason to know that the works uploaded or linked infringe the copyrights of others. In cases involving the unauthorized posting of copyrighted content by users on websites in China, there have been court proceedings but no settled court practice as to when and how hosting providers and administrators of a website can be held liable for the unauthorized posting by third parties of copyrighted material. Any such proceeding could result in significant costs to us and divert our management’s time and attention from the operation of our business, as well as potentially adversely impact our reputation, even if we are ultimately absolved of all liability.

In addition, we cannot assure you that we will not become subject to intellectual property laws in other jurisdictions, such as the United States, by virtue of our ADSs being listed on the NYSE, the ability of users to access, download and use our products and services in the United States and other jurisdictions, the ownership of our ADSs by investors in the United States and other jurisdictions, or the extraterritorial application of foreign law by foreign courts or otherwise, among other reasons. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to pay substantial penalties or other damages and fines, remove relevant content or enter into license agreements which may not be available on commercially reasonable terms or at all. Even though the allegations or claims could be baseless, defense against any of these allegations or claims would be both costly and time-consuming and could significantly divert the efforts and resources of our management and other personnel.

Regulation of the internet industry in China, including censorship of information distributed over the internet, may materially and adversely affect our business.

China has enacted laws, rules and regulations governing internet access and the distribution of news, information or other content, as well as products and services, through the internet. In the past, the PRC government has prohibited the distribution of information through the internet that it deems to be in violation of applicable PRC laws, rules and regulations. In particular, under regulations promulgated by the State Council, the Ministry of Industry and Information Technology (formerly the Ministry of Information Industry), or MIIT, the General Administration of Press, Publication, Radio, Film and Television (established in March 2013 as a result of institutional reform integrating the former State Administration of Radio, Film and Television, and the former General Administration of Press and Publication), or GAPPRFT, and the Ministry of Culture, internet content providers and internet publishers are prohibited from posting or displaying content over the internet that, among other things: (i) opposes the fundamental principles of the PRC constitution; (ii) compromises state security, divulges state secrets, subverts state power or damages national unity; (iii) disseminates rumors, disturbs social order or disrupts social stability; (iv) propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes; or (v) insults or slanders a third party or infringes upon the lawful right of a third party.

If any internet content we offer or will offer through our consolidated variable interest entities were deemed by the PRC government to violate any of such content restrictions, we would not be able to continue such offerings and could be subject to penalties, including confiscation of illegal revenues, fines, suspension of business and revocation of required licenses, which could have a material adverse effect on our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or affiliates or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be forced to cease operation of our websites in China.

If we fail to obtain or keep licenses, permits or approvals applicable to the various online real estate services provided by us, we may incur significant financial penalties and other government sanctions.

The internet and online advertising industries in China are highly regulated by the PRC government. Various regulatory authorities of the PRC government, such as the State Council, the MIIT, the State Administration of Industry and Commerce, or SAIC, the General Administration of Press, Publication, Radio, Film and Television, and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the internet and advertising industries. Moreover, new laws, rules and regulations may be adopted, or new interpretations of existing laws, rules and regulations may be released, to address issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of any current and future PRC laws, rules and regulations applicable to the internet and online advertising industries.

Each of our consolidated variable interest entities, including Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu, as well as their respective subsidiaries, is required to obtain and maintain a value-added telecommunications service operating License, or ICP License, from the MIIT or its local counterpart in order to provide internet information services and a business license from the SAIC or its local branches which specifically includes operating advertising business in order to engage in advertising activities in China, to the extent applicable to their respective business. Each of our consolidated variable interest entities is up to date on all of the requirements of these licenses applicable to their respective current business. Beijing Leju, Shanghai Yi Xin and Beijing Yisheng Leju Internet Technology Co., Ltd., a subsidiary of our consolidated variable interest entity Beijing Jiajujiu, each holds a valid ICP license issued by the local provincial branch of the MIIT, and the business scope of the business licenses of Beijing Leju and its subsidiaries which engage in the advertising business includes operating advertising business. These licenses are essential to the operation of our online real estate business. The ICP licenses are subject to annual review by the relevant government authorities. The annual review of ICP licenses and business licenses is for the government authorities to conduct an annual inspection of the status of compliance of the license-holding entity. At the time of and for the purpose of the annual review of these licenses, the relevant government authorities did not ask for disclosure of our full corporate structure and thus we did not provide such information. They have not so far expressed any opinion with respect to our corporate structure in connection with these annual reviews. Moreover, the regulations relating to ICP licenses also provide that an ICP license holder must first obtain approvals from, or make filings with, competent counterparts of the MIIT in connection with subsequent updates to its shareholding structure or certain other matters relating to such ICP license holder. We cannot assure you that we will be able to successfully pass the annual review of our ICP licenses, or complete the updating and renewal of the filing records of our ICP licenses with local MIIT counterparts on a timely basis.

In addition, Beijing Leju, Shanghai Yi Xin and/or Beijing Jiajujiu and their respective subsidiaries may be required to obtain additional licenses. For example, the release, broadcasting and transmission of graphics, video and audio programs or weblinks to such programs, other websites or data on the websites may be deemed as providing internet publication services as well as transmission of video and audio programs on the internet, which could require internet publication licenses and licenses for online transmission of audio-visual programs. During operation of our e-commerce business, we post information, including graphics, weblinks to videos, other websites or data on websites operated by us. Our consolidated variable interest entities and their subsidiaries do not have internet publication licenses and licenses for online transmission of audio-visual programs, and are not applying for, nor intend to apply for these licenses. For those video/audio programs and certain other forms of content that we believe are subject to the requirements of these licenses, such programs and content are hosted by SINA and Baidu through our contractual arrangement with them. In the case that they do not possess the necessary licenses and permits, our video/audio programs and other content hosted by them are subject to the risk of being suspended by government authorities. Moreover, we cannot assure you that government would not require us to obtain these licenses separately for operation of our own websites and those websites licensed to us even if the underlying hosting of the relevant content may be provided by a qualified third party. If we are required to apply for such licenses, we can provide no assurance that we will procure and maintain such additional licenses.

Under applicable PRC laws, rules and regulations, the failure to obtain and/or maintain the licenses and permits required to conduct our business may subject our affected consolidated variable interest entities to various penalties, including confiscation of revenues, imposition of fines and/or restrictions on their business operations, or the discontinuation of their operations. Any such disruption in the business operations of our consolidated variable interest entities could materially and adversely affect our business, financial condition and results of operations.

We are exposed to potential liability for information on our websites and for products and services sold over the internet and we may incur significant costs and damage to our reputation as a result of defending against such potential liability and could be subject to penalties or other severe consequences from PRC regulatory authorities as a result of such information.

We provide third-party content on our websites such as real estate listings, links to third-party websites, advertisements and content provided by customers and users of our community-oriented services. In addition, our website, jiaju.com, is a platform for third party home furnishing distributors to offer their products and services to consumers. We could be exposed to liability with respect to such third-party information or the goods and services sold through our website. Among other things, we may face assertions that, by directly or indirectly providing such third-party content or links to other websites, we should be liable for defamation, negligence, copyright or trademark infringement, or other actions by parties providing such content or operating those websites. We may also face assertions that content on our websites, including statistics or other data we compile internally, or information contained in websites linked to our websites contains false information, errors or omissions, and users and our customers could seek damages for losses incurred as a result of their reliance upon or otherwise relating to incorrect information. We may also be subject to fines and other sanctions by the government for such incorrect information. Moreover, our relevant consolidated variable interest entities, as internet advertising service providers, are obligated under PRC laws and regulations to monitor the advertising content shown on our websites for compliance with applicable law. Violation of applicable law may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the offending advertisements and orders to publish advertisements correcting the misleading information. In case of serious violations, the PRC authorities may revoke the offending entities’ advertising licenses and/or business licenses. In addition, our websites could be used as a platform for fraudulent transactions. The measures we take to guard against liability for third-party content or information may not be adequate to exonerate us from relevant civil and other liabilities. Any such claims, with or without merit, could be time-consuming to defend and result in litigation and significant diversion of management’s attention and resources. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against these claims and suffer damage to our reputation. Our general liability insurance may not cover all potential claims to which we are exposed to and may not be adequate to indemnify us for all liability that may be imposed.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and its implementing rules that became effective in September 2008 and its amendments that became effective in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. Besides, pursuant to the Labor Contract Law and its amendments, dispatched employees are intended to be a supplementary form of employment and the fundamental form should be direct employment by enterprises and organizations that require employees. Further, it is expressly stated in the Interim Provisions on Labor Dispatch that became effective in March 2014 that the number of seconded employees an employer uses may not exceed 10% of its total labor force and the employer has a two-year transition period to comply with such requirement. Some of our PRC subsidiaries, consolidated variable interest entities and their subsidiaries use seconded employees for their principal business activities. If the relevant PRC companies are deemed to have violated the limitation on the use of seconded employees under the relevant labor laws and regulations, we may be subject to fines and incur other costs to make required changes to our current employment practices.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

The successful operation of our business depends upon the performance and reliability of the internet infrastructure and telecommunications networks in China.

Our business depends on the performance and reliability of the internet infrastructure in China. Substantially all access to the internet is maintained through state-controlled telecommunication operators under the administrative control and regulatory supervision of the MIIT. In addition, the national networks in China are connected to the internet through international gateways controlled by the PRC government. These international gateways are generally the only websites through which a domestic user can connect to the internet. We cannot assure you that a more sophisticated internet infrastructure will be developed in China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s internet infrastructure. In addition, the internet infrastructure in China may not support the demands associated with continued growth in internet usage.

We also rely on China Unicom and China Telecom to provide us with data communications capacity primarily through local telecommunications lines and internet data centers to host our servers. We do not have access to alternative services in the event of disruptions, failures or other problems with the fixed telecommunications networks of China Unicom or China Telecom, or if China Unicom or China Telecom otherwise fails to provide such services. Any unscheduled service interruption could disrupt our operations, damage our reputation and result in a decrease in our revenues. Furthermore, we have no control over the costs of the services provided by China Unicom and China Telecom. If the prices that we pay for telecommunications and internet services rise significantly, our gross margins could be significantly reduced. In addition, if internet access fees or other charges to internet users increase, our user traffic may decrease, which in turn may cause our revenues to decline.

Any natural or other disasters, including outbreaks of health epidemics, and other extraordinary events could severely disrupt our business operations.

Our operations are vulnerable to interruption and damage from natural and other types of disasters, including earthquakes, fire, floods, environmental accidents, power loss, communication failures and similar events. If any natural disaster or other extraordinary events were to occur in the area where we operate, our ability to operate our business could be seriously impaired. Our business could be materially and adversely affected by the outbreak of H7N9 bird flu, H1N1 swine influenza, avian influenza, severe acute respiratory syndrome, or SARS, Ebola or another epidemic. Any such occurrence in China could severely disrupt our business operations and adversely affect our results of operations.

Potential strategic investments, acquisitions or new business initiatives may disrupt our ability to manage our business effectively.

Strategic investments, acquisitions or new business initiatives and any subsequent integration of new companies or businesses will require significant attention from our management, in particular to ensure that such changes do not disrupt any existing collaborations, or affect our users’ opinion and perception of our services and customer support. In addition, in the case of acquisitions or new business initiatives our management will need to ensure that the acquired or new business is effectively integrated into our existing operations. The diversion of our management’s attention and any difficulties encountered in integration could have a material adverse effect on our ability to manage our business. In addition, strategic investments, acquisitions or new business initiatives could expose us to potential risks, including:

•                  risks associated with the assimilation of new operations, services, technologies and personnel;

•                  unforeseen or hidden liabilities;

•                  the diversion of resources from our existing businesses and technologies;

•                  the inability to generate sufficient revenues to offset the costs and expenses of the transaction; and

•                  potential loss of, or harm to, relationships with employees, customers and users as a result of the integration of new businesses or investment.

Certain of our leased office premises contain defects in the leasehold interests and if we are forced to relocate operations affected by such defects, our operations may be adversely affected.

As of December 31, 2014, we had leased 85 office premises in 53 cities in China, in addition to a branch office in Hong Kong and our principal executive offices in Beijing, China. A number of these leased properties contain defects in the leasehold interests. Such defects include the lack of proper title or right to lease with respect to 8 leased premises and the landlords’ failure to duly register the leases with the relevant PRC government authority with respect to 77 leased premises.

Under PRC regulations, in situations where a tenant lacks evidence of the landlord’s title or right to lease, the relevant lease agreement may not be valid or enforceable and may also be subject to challenge by third parties. In addition, under PRC laws and regulations, while the failure to register the lease agreement does not affect its effectiveness between the tenant and the landlord, such lease agreement may be subject to challenge by and unenforceable against a third party who leases the same property from the landlord and has duly registered the lease with the competent PRC government authority. This risk may be mitigated if we continue to occupy the leased premises under our lease. Furthermore, the landlord and the tenant may be subject to administrative fines for such failure to register the lease.

We have taken steps to cause our landlords to procure valid evidence as to the title or right to lease, as well as to complete the lease registration procedures. However, we cannot assure you that such defects will be cured in a timely manner or at all. Our operations may be interrupted and additional relocation costs may be incurred if we are required to relocate operations affected by such defects.

We have limited business insurance coverage.

The insurance industry in China is still at an early stage of development and PRC insurance companies offer only limited business insurance products. As a result, we do not have any business disruption insurance or litigation insurance coverage for our operations in China. Any business disruption, litigation or natural disaster may cause us to incur substantial costs and result in the diversion of our resources, as well as significantly disrupt our operations, and have a material adverse effect on our business, financial position and results of operations.

Risks Related to Our Carve-out from E-House and Our Relationships with E-House

We have limited experience operating as a stand-alone public company.

We have limited experience conducting our operations as a stand-alone public company. We are controlled by E-House, which has provided us with accounting, administrative, marketing, internal control, customer service and legal support, and has also provided us with the services of a number of its executives and employees. As E-House has continued to be our controlling shareholder following our initial public offering in April 2014, we expect E-House to continue to provide us with certain support services, but to the extent E-House does not continue to provide us with these support services, we will need to provide such services on our own. For example, with respect to our sales of discount coupons for property developments in Beijing, for regulatory reasons the fees for such discount coupons are collected by E-House on our behalf and either remitted to us or used to offset amounts owed by us to E-House. In the past, E-House has not charged any fee or commission for its provision of this service to us. There can be no assurance that E-House will not charge a fee or commission for this services, or any similar service that E-House may provide to us in the future. We may encounter operational, administrative and strategic difficulties as we adjust to operating as a stand-alone public company, which may cause us to react slower than our competitors to industry changes, may divert our management’s attention from running our business or may otherwise harm our operations.

In addition, our management team is required to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to public companies, including requirements relating to corporate governance, listing standards and investor relations issues. While we were a wholly owned subsidiary of E-House, we were indirectly subject to requirements to maintain an effective internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404. However, as a stand-alone public company, our management have to evaluate our internal control system independently with new thresholds of materiality, and to implement necessary changes to our internal control system. We cannot guarantee that we will be able to do so in a timely and effective manner.

Our financial information included in this annual report may not be representative of our financial condition and results of operations as a stand-alone public company.

Our consolidated financial statements for periods prior to our initial public offering in April 2014 have been prepared on a carve-out basis. We made numerous estimates, assumptions and allocations in our financial information because E-House did not account for us, and we did not operate, as a separate, stand-alone company for any period prior to the completion of our initial public offering.

Prior to the establishment of our holding company in November 2013, the operations of the online real estate business of E-House were carried out by various companies owned or controlled by E-House. For periods both before and after November 2013, our consolidated financial statements include the assets, liabilities, revenues, expenses and changes in shareholders’ equity and cash flows that were directly attributable to our real estate online services whether held or incurred by E-House or by us. In cases involving assets and liabilities not specifically identifiable to any particular operation of E-House, only those assets and liabilities transferred to us are included in our consolidated balance sheets. Our financial statements included elsewhere in this annual report include our direct expenses as well as allocations for various selling, general and administrative expenses of E-House that are not directly related to online services. These expenses consist primarily of share-based compensation expenses and shared marketing and management expenses including accounting, administrative, marketing, internal control, customer service and legal support. These allocations were made using a proportional cost allocation method and were based on revenues and headcount as well as estimates of actual time spent on the provision of services attributable to our Company. Although our management believes that the assumptions underlying our financial statements and the above allocations are reasonable, our financial statements may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone public company during the periods presented. See “Item 4. Information on the Company—A. History and Development of the Company—Our Relationship with E-House” for our arrangements with E-House and “Item 5. Operating and Financial Review and Prospects” and the notes to our consolidated financial statements included elsewhere in this annual report for our historical cost allocation. Since our initial public offering, we no longer undertake allocation of any selling, general and administrative expenses of E-House, because E-House, pursuant to the offshore and onshore transitional services agreements entered into in March 2014 in connection with our initial public offering, has been charging us service fees for providing corporate support in accounting, administration, marketing, internal control, legal and customer service. Our financial information included in this annual report may not reflect our results of operations, financial position and cash flows as a stand-alone public company, and you should not view our historical results as indicators of our future performance.

Although we have entered into a series of agreements with E-House relating to our ongoing business partnership and service arrangements with E-House, we cannot assure you we will continue to receive the same level of support from E-House as a stand-alone public company. Any of the foregoing could materially and adversely affect our business.

Our agreements with E-House may be less favorable to us than similar agreements negotiated between unaffiliated third parties. In particular, our non-competition agreement with E-House limits the scope of business that we are allowed to conduct.

We have entered into a series of agreements with E-House prior to our initial public offering in April 2014 and the terms of such agreements may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. In particular, under the non-competition agreement we have entered into with E-House, we have agreed during a specified non-competition period not to compete with E-House in any business conducted by E-House as described in its periodic filings with the SEC, other than the business we have been engaged in as described in the prospectus of our initial public offering. Such contractual limitations restrict our ability to diversify our revenue sources. In addition, pursuant to our master transaction agreement with E-House, we have agreed to indemnify E-House for, among other things, liabilities arising from litigation and other contingencies related to our business and assumed these liabilities as part of our carve-out from E-House. The allocation of assets and liabilities between E-House and us may not reflect the allocation that would have been reached by two unaffiliated parties. Moreover, so long as E-House continues to control us, we may not be able to bring a legal claim against E-House in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other inter-company agreements entered into from time to time.

Any negative development with respect to E-House may materially and adversely affect our business and brand.

We continue to be controlled by and an affiliate of E-House after our initial public offering in April 2014. We have benefited significantly from E-House in marketing our services. For example, we have benefited from E-House by providing services to E-House’s clients. If E-House loses its market position or suffers any negative publicity, it could have an adverse impact on our business, our marketing efforts, our relationships with strategic partners and customers, our reputation and brand.

E-House will control the outcome of shareholder actions of our company.

As of March 31, 2015, E-House held 70% of our ordinary shares and voting power. E-House has advised us that it does not anticipate disposing of its voting control in us in the near future. E-House’s voting power gives it the power to control actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NYSE requirements, including the election and removal of a majority of our board of directors, approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

E-House’s voting control may cause transactions to occur that might not be beneficial to you as a holder of our ADSs, and may prevent transactions that would be beneficial to you. For example, E-House’s voting control may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. In addition, E-House is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your ADSs. If E-House is acquired or otherwise undergoes a change of control, any acquirer or successor will be entitled to exercise the voting control and contractual rights of E-House, and may do so in a manner that could vary significantly from that of E-House.

We are a “controlled company” within the meaning of the Corporate Governance Rules of the NYSE and, as a result, qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Immediately after the closing of our initial public offering and the concurrent private placement to Tencent, E-House held 76.3% of our then outstanding ordinary shares. As of March 31, 2015, E-House held 70% of our outstanding ordinary shares. We have been a “controlled company” within the meaning of applicable corporate governance standards since our initial public offering. Under the Corporate Governance Rules of the NYSE, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•                  the requirement that we have a majority of independent directors on our board of directors;

•                  the requirement that we have a nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•                  the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•                  the requirement for an annual performance evaluation of the nominating and compensation committees.

Following our initial public offering, we have been utilizing, and intend to continue to utilize the foregoing exemptions from the applicable corporate governance requirements. As a result, we do not have a majority of independent directors nor a separate nominating committee. In addition, our compensation committee does not consist entirely of independent directors and we are not required to have an annual performance evaluation of the compensation committee. See “Item 6. Directors, Senior Management and Employees—C. Board Practice.” Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the applicable corporate governance requirements.

We may have conflicts of interest with E-House and, because of E-House’s controlling ownership interest in our company, may not be able to resolve such conflicts on favorable terms for us.

Conflicts of interest may arise between E-House and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest include the following:

•                  Indemnification arrangements with E-House. We have agreed to indemnify E-House with respect to lawsuits and other matters relating to our real estate online services business, including operations of that business when it was a business unit of E-House. These indemnification arrangements could result in our having interests that are adverse to those of E-House, for example, different interests with respect to settlement arrangements in a litigation matter. In addition, under these arrangements, we have agreed to reimburse E-House for liabilities incurred (including legal defense costs) in connection with any litigation, while E-House will be the party prosecuting or defending the litigation.

•                  Non-competition arrangements with E-House. We and E-House have each agreed not to compete in each other’s core business. E-House has agreed not to compete with us in the business of providing real estate e-commerce, online advertising and listing services anywhere in the world. We have agreed not to compete with E-House in any other business conducted by E-House as described in its periodic filings with the SEC, other than the business we are engaged in as described in the prospectus of our initial public offering.

•                  Employee recruiting and retention. Because both we and E-House are engaged in real estate services in China, we may compete with E-house in the hiring of new employees, in particular with respect to real estate information and research. We have a non-solicitation arrangement with E-House that would restrict either E-House or us from hiring any of the other’s employees.

•                  Our board members or executive officers may have conflicts of interest. Mr. Xin Zhou, our chairman, is currently also serving as E-House’s co-chairman and chief executive officer. Some of our board members and executive officers are also board members and executive officers of E-House and/or also own shares or options in E-House. E-House may continue to grant incentive share compensation to our board members and executive officers from time to time. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for E-House and us.

•                  Sale of shares in our company. E-House may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of certain of our shareholders, including our employees or our public shareholders.

•                  Allocation of business opportunities. Business opportunities may arise that both we and E-House find attractive, and which would complement our respective businesses. E-House may decide to take the opportunities itself, which would prevent us from taking advantage of the opportunity.

•                  Developing business relationships with E-House’s competitors. So long as E-House remains our controlling shareholder, we may be limited in our ability to do business with its competitors, such as other real estate services companies in China or other companies with which E-House does not want to conduct business. This may limit our ability to market our services for the best interest of our company and our other shareholders.

Although our company has become a stand-alone public company, we operate, for as long as E-House is our controlling shareholder, as an affiliate of E-House. E-House may from time to time make strategic decisions that it believes are in the best interests of its business and its shareholders. These decisions may be different from the decisions that we would have made on our own. E-House’s decisions with respect to us or our business may be resolved in ways that favor E-House and therefore E-House’s own shareholders, which may not coincide with the interests of our other shareholders. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated shareholder. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our advertising services business and real estate online business in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the internet information service industry, we could be subject to severe penalties.

Leju Holdings Limited is a Cayman Islands company and a foreign person under PRC law. Due to PRC government restrictions on foreign investment in the internet and advertising industries, we conduct part of our business through contractual arrangements with our affiliated PRC entities. Our e-commerce business with respect to new residential properties is operated through our contractual arrangements with Shanghai Yi Xin and its shareholders. Our e-commerce business with respect to home furnishing is operated through our contractual arrangements with Beijing Jiajujiu and its shareholders. Our online advertising business for new residential properties websites and our secondary listings business are operated through our contractual arrangements with Beijing Leju and its shareholders. Beijing Leju and its subsidiaries, Shanghai Yi Xin, and Beijing Jiajujiu and its subsidiaries and branches hold the licenses and approvals that are essential for our business operations.

We have entered into, through our PRC subsidiaries, Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng, a series of contractual arrangements with Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective shareholders. These contractual arrangements enable us to (i) direct the activities that most significantly affect the economic performance of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their subsidiaries and branches; (ii) receive substantially all of the economic benefits from the three consolidated variable interest entities and their subsidiaries in consideration for the services provided by our PRC subsidiaries; and (iii) have an exclusive option to purchase all or part of the equity interests in the consolidated variable interest entities, when and to the extent permitted by PRC law, or request any existing shareholder of the consolidated variable interest entities to transfer all or part of the equity interest in the consolidated variable interest entities to another PRC person or entity designated by us at any time in our discretion. These agreements make us their “primary beneficiary” for accounting purposes under U.S. GAAP. For descriptions of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

If the PRC government finds that these contractual arrangements do not comply with its restrictions on foreign investment in the internet business or advertising industry, or if the PRC government otherwise finds that we, Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu, or any of their subsidiaries and branches is in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the State Administration for Industry and Commerce, which regulates advertising companies, and the MIIT, which regulates internet information service companies, would have broad discretion in dealing with such violations, including:

•                  revoking our business and operating licenses;

•                  discontinuing or restricting our operations;

•                  imposing fines or confiscating any of our income that they deem to have been obtained through illegal operations;

•                  imposing conditions or requirements with which we or our PRC subsidiaries and affiliates may not be able to comply;

•                  requiring us or our PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations; or

•                  taking other regulatory or enforcement actions that could be harmful to our business.

The imposition of any of these penalties could have a material and adverse effect on our business, financial condition and results of operations. If any of these penalties results in our inability to direct the activities of any of Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu and their respective shareholders for a portion of our operations, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu and their respective shareholders to operate our online real estate business and our real estate advertising business. For descriptions of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu. These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. If any of the other parties fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and we would have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which we cannot assure you will be effective. Furthermore, the legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu, and our ability to conduct our business may be negatively affected.

In 2012, 2013 and 2014, Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective subsidiaries and branches contributed in aggregate 95.3%, 94.3% and 97.7% of our total net revenues, respectively.  In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective subsidiaries and branches, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective subsidiaries and branches into our consolidated financial statements in accordance with U.S. GAAP.

The shareholders of our consolidated variable interest entities may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

We have designated individuals who are PRC nationals to be the shareholders of our consolidated variable interest entities in China, Beijing Leju, Shanghai Yi Xin, and Beijing Jiajujiu. These individuals may have conflicts of interest with us. Each of Shanghai Yi Xin and Beijing Jiajujiu is 70% owned by Mr. Zuyu Ding, E-House’s co-president and 30% owned by Mr. Weijie Ma, our co-president and acting chief financial officer. Beijing Leju is 80% owned by Mr. Xudong Zhu, the head of E-House’s offline advertising operations, and 20% owned by Mr. Zuyu Ding, E-House’s co-president. None of Mr. Zhu, Mr. Ding and Mr. Ma has a significant equity stake in our company. We cannot assure you that when conflicts of interest arise, they will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, they may breach or cause our variable interest entities and their subsidiaries to breach or refuse to renew the existing contractual arrangements that allow us to effectively control our consolidated variable interest entities and their subsidiaries and receive economic benefits from them. Currently, we do not have arrangements to address potential conflicts of interest between the shareholders of our consolidated variable interest entities and our company. We rely on them to abide by the laws of the Cayman Islands and China, which provide that directors and/or officers owe a fiduciary duty to our company, which requires them to act in good faith and in the best interests of our company and not to use their positions for personal gain. If we cannot resolve any potential conflicts of interest or disputes between us and the individual shareholders of our consolidated variable interest entities which may arise, we would have to rely on legal proceedings to enforce our rights, which could be costly and unsuccessful.

Our ability to enforce the equity pledge agreements between us and the shareholders of Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity pledge agreements relating to our consolidated variable interest entities, Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu, the shareholders of the consolidated variable interest entities pledge their equity interest in the consolidated variable interest entities to our subsidiaries to secure their and the relevant consolidated variable interest entities’ performance of the obligations under the relevant contractual arrangements. The equity pledges under these equity pledge agreements have been registered with the relevant local branch of the State Administration for Industry and Commerce. According to the PRC Property Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If any of the consolidated variable interest entities or its shareholders fails to perform its obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests in the relevant consolidated variable interest entity in an auction or private sale and remit the proceeds to our subsidiaries in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in the relevant consolidated variable interest entity. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach would be to ask our PRC subsidiary that is a party to the exclusive call option agreement with the consolidated variable interest entity’s shareholder, to designate another PRC person or entity to acquire the equity interest in the consolidated variable interest entity and replace the existing shareholder pursuant to the exclusive call option agreement.

In addition, in the registration forms of the local branch of State Administration for Industry and Commerce for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to our PRC subsidiaries was stated as the pledgor’s portion of the registered capital of the consolidated variable interest entity. The equity pledge agreements with the shareholders of the consolidated variable interest entities provide that the pledged equity interest constitute continuing security for any and all of the indebtedness, obligations and liabilities under the relevant contractual arrangements, and therefore the scope of pledge should not be limited by the amount of the registered capital of the consolidated variable interest entities. However, there is no guarantee that a PRC court will not take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court to be unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of the consolidated variable interest entities and their subsidiaries for the benefit of us or our PRC subsidiaries, although the consolidated variable interest entities grant our PRC subsidiaries options to purchase the assets of the consolidated variable interest entities and their equity interests in their subsidiaries under the exclusive call option agreement.

Contractual arrangements we have entered into with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu may be subject to scrutiny by the PRC tax authorities and a finding that we, Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu owe additional taxes could reduce our net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be audited or challenged by the PRC tax authorities. We could face material and adverse consequences if the PRC tax authorities determine that the contractual arrangements we have entered into with Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu do not represent an arm’s-length price and adjust the taxable income of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu or their subsidiaries and branches in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu or their subsidiaries and branches, which could in turn increase their PRC tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on our consolidated variable interest entities for underpayment of taxes. Our consolidated net income may be materially and adversely affected if our consolidated variable interest entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

Risks Related to Doing Business in China

Changes in PRC government policies could have a material and adverse effect on overall economic growth in China, which could adversely affect our business.

We conduct substantially all of our business in China. As the real estate industry is highly sensitive to business spending, credit conditions and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject, to a significant degree, to economic developments in China. While China’s economy has experienced significant growth in the past three decades, growth has been uneven across different periods, regions and among various economic sectors of China. The PRC government may implement measures that are intended to benefit the overall economy even if they would be expected to have a negative effect on the real estate industry. The real estate industry is also sensitive to credit policies. In recent years, the PRC government adjusted the People’s Bank of China’s statutory deposit reserve ratio and benchmark interest rates several times in response to various economic situations. Any future monetary tightening may reduce the overall liquidity in the economy and reduce the amount of credit available for real estate purchase. Higher interest rates may increase borrowing costs for purchasers who rely on mortgage loans to finance their real estate purchase. These could negatively affect overall demand for real estate and adversely affect our operating and financial results. We cannot assure you that China will continue to have rapid or stable economic growth in the future or that changes in credit or other government policies that are intended to create stable economic growth will not adversely impact the real estate industry.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries and consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. PRC legislation and regulations have gradually enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce, or MOC, published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOC is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOC, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights or similar equity interest of the subject entity; (ii) holding less than 50% of the voting rights or similar equity interest of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE and its investment amount exceeds certain thresholds or its business operation falls within a “negative list,” to be separately issued by the State Council in the future, market entry clearance by the MOC or its local counterparts will be required. Otherwise, all foreign investors may make investments on the same terms as domestic investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Risks Related to Our Corporate Structure.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state-owned enterprises or agencies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

Our controlling shareholder, E-House, held approximately 70% of our voting power, and our record shareholders in the United States held approximately 12% of our total voting power, as of March 31, 2015. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. Moreover, it is uncertain whether the real estate service industry, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOC market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Restrictions on currency exchanges between the Renminbi and other currencies may limit our ability to utilize our revenues and funds, in particular in relation to capital account transactions such as investments and loans. We receive substantially all of our revenues in the Renminbi. Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our consolidated variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.

Under current PRC regulations, the Renminbi is convertible for “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, subject to compliance with certain procedural requirements. Although the Renminbi has been fully convertible for current account transactions since 1996, we cannot assure you that the relevant PRC government authorities will not limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future.

Conversion of the Renminbi into foreign currencies and of foreign currencies into the Renminbi, for payments relating to “capital account transactions,” which principally include investments and loans, generally requires the approval of the State Administration of Foreign Exchange, or SAFE, and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiaries and affiliated PRC operating companies to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

Fluctuation in the value of the RMB may have a material and adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. After June 2010, the RMB began to appreciate against the U.S. dollar again, although there have been some periods when it has lost value against the U.S. dollar, as it did for example during 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

As our costs and expenses are mostly denominated in RMB, the appreciation of the RMB against the U.S. dollar would increase our costs in U.S. dollar terms. In addition, as our operating subsidiaries and variable interest entities in China receive revenues in RMB, any significant depreciation of the RMB against the U.S. dollar may have a material and adverse effect on our revenues in U.S. dollar terms and financial condition, and the value of, and any dividends payable on, our ordinary shares. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. These and other effects on our financial data resulting from fluctuations in the value of the RMB against the U.S. dollar could have a material and adverse effect on the market price of our ADSs and your investment. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75, requires PRC residents to register with the relevant local branch of SAFE before establishing or controlling any company outside of China, referred to as an offshore special purpose company, for the purpose of raising funds from overseas to acquire or exchange the assets of, or acquiring equity interests in, PRC entities held by such PRC residents and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the SAFE Circular 75. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions.

We have requested our beneficial owners who are PRC residents to make the necessary applications, filings and amendments required by SAFE. However, we cannot provide any assurances that all of our beneficial owners who are PRC residents will continue to make, obtain or amend any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident beneficial owners to comply with the registration procedures set forth therein may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our ability to contribute additional capital into our PRC subsidiaries, or limit our PRC subsidiaries’ ability to pay dividends or make other distributions to our company or otherwise adversely affect our business. Moreover, failure to comply with the SAFE registration requirements could result in liability under PRC laws for evasion of foreign exchange restrictions. Furthermore, pursuant to our agreements with Tencent, our PRC subsidiaries, Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng are restricted from paying dividends to us until each of our individual beneficial shareholders who are PRC residents and subject to SAFE registration as described above submits its application to SAFE and each of such PRC subsidiaries submits an application with SAFE as required. We intend to cause such applications to be submitted in the near future.

As it is uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, including the remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Under the applicable regulations and SAFE rules, PRC citizens who participate in an employee stock ownership plan or a stock option plan in an overseas publicly listed company are required to register with SAFE and complete certain other procedures. In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Option Rules, which terminated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas Publicly-Listed Company issued by SAFE in March 2007. Pursuant to the Stock Option Rules, if a PRC resident participates in any stock incentive plan of an overseas publicly-listed company, a qualified PRC domestic agent must, among other things, file on behalf of such participant an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the exercise or sale of stock options or stock such participant holds. Such participating PRC residents’ foreign exchange income received from the sale of stock and dividends distributed by the overseas publicly-listed company must be fully remitted into a PRC collective foreign currency account opened and managed by the PRC agent before distribution to such participants. We and our PRC employees who have been granted stock options are subject to this rule and we have registered our existing employee stock ownership plan and stock option plan with SAFE Shanghai Branch. However, if there is any change to our existing employee stock ownership plan or stock option plan, we cannot assure you that we and our PRC optionees will be able to amend such registration in a timely manner, or at all. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Employee Share Options.”

PRC regulations relating to acquisitions in China require us to obtain certain approvals from the Ministry of Commerce and the failure to obtain such approvals could have a material and adverse effect on our business, results of operations, reputation and the trading price of our ADSs.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, jointly issued by six PRC regulatory agencies and amended by the Ministry of Commerce in 2009, include provisions that purport to require the Ministry of Commerce’s approval for acquisitions by offshore entities established or controlled by domestic companies, enterprises or natural persons of onshore entities that are related to such domestic companies, enterprises or natural persons. However, the interpretation and implementation of the M&A Rules remain unclear with no consensus currently existing regarding the scope and applicability of the Ministry of Commerce approval requirement on foreign acquisitions among related parties.

We have entered into contractual arrangements with each of Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu and their respective shareholders, which provide us with substantial ability to control each of these entities. See “Item 4. Information on the Company—C. Organizational Structure.”

If the Ministry of Commerce subsequently determines that their approval was required for such contractual arrangements, we may need to apply for a remedial approval. There can be no assurance that we will be able to obtain such approval or waiver of such approval from the Ministry of Commerce. Inability to obtain such approval or waiver from the Ministry of Commerce may have a material and adverse effect on our business. Further, we may be subject to certain administrative punishments or other sanctions from the Ministry of Commerce. The Ministry of Commerce or other regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of U.S. dollars into the PRC, or take other actions that could have further material and adverse effects on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules and recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the PRC Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security; or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the PRC Ministry of Commerce when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 is triggered. In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the PRC Ministry of Commerce in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the PRC Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the PRC Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. We believe that our business is not in an industry related to national security but we cannot preclude the possibility that the PRC Ministry of Commerce or other government agencies may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

Our PRC subsidiaries and consolidated variable interest entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company registered in the Cayman Islands. We rely on dividends from our PRC subsidiaries as well as service and other fees paid to our PRC subsidiaries by our consolidated variable interest entities for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur.

Our consolidated variable interest entities are directly held by certain PRC individuals designated by us and thus are not able to make dividend payments to our PRC subsidiaries and holding companies outside the PRC. We have the right to charge our consolidated variable interest entities service fees through our relevant PRC subsidiaries pursuant to the exclusive technical support agreements entered into with our consolidated variable interest entities, which together with the other agreements with our consolidated variable interest entities and their respective shareholders, enable us to enjoy substantially all of the economic benefits of our consolidated variable interest entities. These contractual arrangements we have entered into with our consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements we have entered into with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu may be subject to scrutiny by the PRC tax authorities and a finding that we, Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu owe additional taxes could reduce our net income and the value of your investment.” Our consolidated variable interest entities have paid and will continue to pay the service fees to our relevant PRC subsidiaries pursuant to the exclusive technical support agreements between them.

Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. In addition, the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated. We have not received any dividend payments or other distributions from our PRC subsidiaries, and as we currently intend to retain all of the available funds and any future earnings of our PRC subsidiaries to fund the development and growth of our business, we do not expect to receive any dividend payments or other distributions from our PRC subsidiaries in the foreseeable future.

Furthermore, if our PRC subsidiaries and consolidated variable interest entities incur debt on their own behalf in the future, the instruments governing the debt may restrict the ability of our consolidated variable interest entities to pay service fees to our PRC subsidiaries or the ability of our PRC subsidiaries to pay dividends to us, which may restrict our ability to satisfy our liquidity requirements. Our contractual arrangements with our consolidated variable interest entities enable us to prevent them from entering into debt arrangements that may be detrimental to us because these contractual arrangements provide us with the ability to direct the activities that most significantly affect the economic performance of our consolidated variable interest entities. In addition, the exclusive call option agreements among our PRC subsidiaries, consolidated variable interest entities and their respective shareholders specifically provide that the applicable consolidated variable interest entity shall not, and its shareholders shall ensure that the consolidated variable interest entity does not, incur any loan or offer any guarantee without the prior written consent of our applicable PRC subsidiary. However, any limitation on the ability of our PRC subsidiaries or consolidated variable interest entities to pay dividends or make other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.

As an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries and consolidated variable interest entities, or may make additional capital contributions to our PRC subsidiaries, subject to satisfaction of applicable governmental registration and approval requirements.

Any loans we extend to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, cannot exceed the statutory limit and must be registered with the local counterpart of the SAFE. The statutory limit for the total amount of foreign debt of a foreign-invested company is the difference between the amount of total investment and the amount of registered capital of such foreign-invested company as approved by the Ministry of Commerce or its local counterpart. The current statutory limit on the loans we may make to Beijing Maiteng, our PRC subsidiary, is HK$40 million ($5.2 million). The current total investment in each of our other PRC subsidiaries, namely, Shanghai SINA Leju, Shanghai Yi Yue, E-House City Rehouse Real Estate Broker (Shanghai) Co., Ltd., or City Rehouse, Leju (China) Internet Technology Co., Ltd, or Leju IT, and Shanghai Fangxin Information Technology Co., Ltd., or Shanghai Fangxin, is in the same amount of their respective registered capital. In order for us to make loans to any of our PRC subsidiaries, the subsidiary would need to apply to the Ministry of Commerce or its local counterpart to increase its total investment. The permitted maximum amount of foreign loans that the subsidiary is eligible to raise would be equal to the difference between the total investment and the registered capital. After the increase of total investment is approved by the Ministry of Commerce or its local counterpart, we may extend loans to the relevant PRC subsidiary in an amount that does not exceed the difference referenced above. Any loans we extend to our consolidated variable interest entities or other PRC operating companies that are domestic PRC entities, must be approved by the National Development and Reform Commission or its local counterpart and must also be registered with SAFE or its local branches.

We may also decide to finance our PRC subsidiaries by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, these capital contributions are subject to approval by the Ministry of Commerce or its local counterpart. In addition, the SAFE has also issued a few circulars with respect to the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi and the flow and use of such Renminbi fund. On March 30, 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, which will be valid on June 1, 2015, or SAFE Circular 19. Under SAFE Circular 19, a foreign-invested enterprise may choose converting its registered capital from foreign currency to Renminbi on self-discretionary basis, and the Renminbi capital converted can be used for equity investments within PRC, which will be regarded as the reinvestment of foreign-invested enterprise. Before the promulgation of SAFE Circular 19, the SAFE had strong oversight in this area, but also introduced reforms to facilitate the business and capital operations of foreign invested enterprises. In 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. The use of such Renminbi fund may not be altered without SAFE approval, and such Renminbi fund may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. In August 2014, the SAFE issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas, or SAFE Circular 36, which suspended the application of SAFE Circular 142 in certain areas and allowed a foreign-invested enterprise registered in the designated areas to use the RMB capital converted from foreign currency registered capital for equity investments within the PRC., which is regarded as the reinvestment of foreign-invested enterprise. After the SAFE Circular 19 becomes valid, both SAFE Circular 142 and SAFE Circular 36 will be abolished.

SAFE also promulgated a circular in November 2011, which prohibits a foreign-invested enterprise from using Renminbi funds converted from its foreign currency registered capital to provide entrustment loans or repay loans borrowed from non-financial enterprises. Violation of these circulars could result in severe monetary or other penalties. These circulars may limit our ability to transfer funds to our consolidated variable interest entities and the subsidiaries of our PRC subsidiaries, and we may not be able to convert funds into Renminbi to invest in or acquire any other PRC companies, or establish other consolidated variable interest entities in China. Despite the restrictions under these SAFE circulars, our PRC subsidiaries may use their income in Renminbi generated from their operations to finance the relevant consolidated variable interest entities through entrustment loans to the consolidated variable interest entities or loans to such variable interest entities’ shareholders for the purpose of making capital contributions to such variable interest entities. In addition, our PRC subsidiaries can use Renminbi funds converted from foreign currency registered capital to carry out any activities within their normal course of business and business scope, including to purchase or lease servers and other relevant equipment and fund other operational needs in connection with their provision of services to the relevant consolidated variable interest entities under the applicable exclusive technical support agreements.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or any consolidated variable interest entity or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

The discontinuation of any of the preferential tax treatments currently available to us in the PRC or imposition of any additional PRC taxes on us could adversely affect our financial condition and results of operations.

Pursuant to a Circular on Enterprise Income Tax Preferential Treatments issued by the State Administration of Taxation and the Ministry of Finance effective as of February 22, 2008, as partially amended by a Circular on Enterprise Income Tax Policies for Further Encouraging the Development of the Software Industry and the Integrated Circuit Industry, a qualified software enterprise is eligible to be exempted from income tax for its first two profitable years, followed by a 50% reduction in income tax, to a rate of 12.5%, for the subsequent three years. Shanghai SINA Leju was recognized as a qualified software enterprise in February 2009 and was further approved by the local tax authority in June 2009, and, thus, became eligible to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012. Another wholly owned subsidiary, Shanghai Fangxin, was recognized as a qualified software enterprise and was further approved by the local tax authority in October 2012 to become eligible for being exempted from income tax for 2012 and 2013, followed by a 50% reduction in income tax from 2014 through 2016. Shanghai SINA Leju was entitled to enjoy a favorable statutory tax rate of 15% for 2013 and 2014 as a high and new technology enterprise, and is currently reapplying for the certificate to extend the preferential tax treatment to 2017. If Shanghai SINA Leju or Shanghai Fangxin fails to maintain software enterprise status or high and new technology enterprise status, their applicable enterprise income tax rate may increase to up to 25%, which could have a material and adverse effect on our financial condition and results of operations.

Various local governments in China have also provided discretionary preferential tax treatments to us. However, at any time, these local governments may decide to reduce or eliminate these preferential tax treatments. Furthermore, these local implementations of tax laws may be found in violation of national laws or regulations, and as a consequence, we may be subject to retroactive imposition of higher taxes as a result. We are required under U.S. GAAP to accrue taxes for these contingencies. The change in accounting requirement for reporting tax contingencies, any reduction or elimination of these preferential tax treatments and any retroactive imposition of higher taxes could have an adverse effect on our results of operations.

We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non-PRC company, or immovable properties located in China owned by their non-PRC holding companies.

We face uncertainties on the reporting and consequences on private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors who are non-PRC resident enterprises.

On February 3, 2015, the State Administration of Taxation, or the SAT, issued the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Share Transfer by Non-PRC Resident Enterprises, or SAT Bulletin 7, which replaced previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT in 2009. Pursuant to SAT Bulletin 7, an “indirect transfer” of assets of a PRC resident enterprise, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such transaction arrangement lacks a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity interests in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. In respect of an indirect transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. If the underlying transfer relates to immovable properties located in China or to equity interests in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to preferential tax treatment under applicable tax treaties or similar arrangements, if any, and the party who is obligated to make payments for the transfer has a withholding obligation. Although SAT Bulletin 7 does not apply to share transfers of publicly traded companies, there is uncertainty as to the application of SAT Bulletin 7 or previous rules under SAT Circular 698. We and our non-PRC resident investors may be at risk of being subject to tax filing or withholding obligations under SAT Bulletin 7 and we may be required to expend valuable resources to comply with SAT Bulletin 7 or to establish that we should not be taxed under SAT Bulletin 7.

We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing and withholding or tax payment obligations on the transferors and transferees, while our PRC subsidiaries may be requested to assist in the filing. Any PRC tax imposed on a transfer of our shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes or we may be subject to PRC taxation on our worldwide income, and dividends distributed to our investors may be subject to PRC withholding taxes under the EIT Law and our investors may be subject to PRC withholding tax on the transfer of our ordinary shares or ADSs.

Under the EIT Law and its implementation rules, all domestic and foreign invested companies would be subject to a uniform enterprise income tax at the rate of 25% and dividends from a PRC subsidiary to its foreign parent company will be subject to a withholding tax at the rate of 10%, unless such foreign parent company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding, or the tax is otherwise exempted or reduced pursuant to PRC tax laws.

Under the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation), effective on October 1, 2009, our Hong Kong subsidiaries need to obtain approval from the relevant local branch of the State Administration of Taxation in order to enjoy the preferential withholding tax rate of 5% in accordance with the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income. The PRC State Administration of Taxation further clarified in a circular that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. It is unclear at this stage whether this circular applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries. However, it is possible that our Hong Kong subsidiaries might not be considered as “beneficial owners” of any dividends from their PRC subsidiaries and as a result would be subject to withholding tax at the rate of 10%. As a result, there is no assurance that our Hong Kong subsidiaries will be able to enjoy the preferential withholding tax rate.

In addition, under the EIT Law, enterprises organized under the laws of jurisdictions outside of China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the EIT Law, “de facto management bodies” are defined as the bodies that have material and overall management and control over the business, personnel, accounts and properties of the enterprise. A subsequent circular issued by the State Administration of Taxation provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC.

The EIT Law and its implementation rules are relatively new and ambiguities exist with respect to the interpretation of the provisions relating to resident enterprise issues. Although our offshore holding companies are not controlled by any PRC company or company group, we cannot assure you that we will not be deemed to be a PRC resident enterprise under the EIT Law and its implementation rules. If we were considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income; dividend income we receive from the PRC subsidiaries, however, may be exempt from PRC tax since such income is exempted under the EIT Law to a PRC resident recipient. However, as there is still uncertainty as to how the EIT Law and its implementation rules will be interpreted and implemented, and the PRC foreign exchange control authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as PRC resident enterprises, we cannot assure you that we are eligible for such PRC enterprise income tax exemptions or reductions. In addition, ambiguities also exist with respect to the interpretation of the provisions relating to identification of PRC-sourced income. If we were considered a PRC resident enterprise, any dividends payable to non-resident holders of our ordinary shares or ADSs, and the gains such investors may realize from the transfer of our ordinary shares or ADSs, may be treated as PRC-sourced income and therefore be subject to a 10% PRC withholding tax (or 20% in the case of non-resident individual holders), unless otherwise exempted or reduced pursuant to treaties or applicable PRC law.

If we became a PRC resident enterprise under the new PRC tax system and received income other than dividends, our profitability and cash flows would be adversely affected due to our worldwide income being taxed in China under the EIT Law. Additionally, we would incur an incremental PRC dividend withholding tax cost if we distributed our profits to our ultimate shareholders. There is, however, not necessarily an incremental PRC dividend withholding tax on the piece of the profits distributed from our PRC subsidiaries, since they would have been subject to PRC dividend withholding tax even if we were not a PRC tax resident.

Failure to obtain the approvals or complete the filings required for our real estate agency and brokerage business in China may limit our ability to provide real estate agency and brokerage services or establish new PRC operating entities.

Currently, we mainly use City Rehouse, and its subsidiaries to provide support for our e-commerce business. Certain of the support services provided by City Rehouse and its subsidiaries may be regarded as real estate agency and brokerage services under PRC law. Pursuant to the previous Foreign Investment Industrial Guidance Catalogue issued in 2011, foreign ownership of the real estate agency and brokerage business in China is subject to government approval. Accordingly, the establishment of, or investment in any company with a registered business scope of, real estate agency and brokerage services in China by our PRC subsidiaries directly is, and by our PRC subsidiaries indirectly through their subsidiaries may be, subject to approval of the PRC Ministry of Commerce or its relevant local counterparts which should be obtained before registering such company with the SAIC or its local counterparts. Although City Rehouse has not obtained approval from the competent local branch of the PRC Ministry of Commerce in connection with its establishment of, or investment in, its subsidiaries with a registered business scope of real estate brokerage business, each subsidiary of City Rehouse has obtained and maintained a business license with such business scope, and none of such subsidiaries has received any notice of warning or penalties from the competent authorities for lacking such approval.

The latest Foreign Investment Industrial Guidance Catalogue, which became effective on April 10, 2015, loosens the restrictions on foreign ownership of the real estate agency and brokerage business in China by removing it from the restricted category for foreign investment. Under the new catalogue, City Rehouse no longer needs the approval of the PRC Ministry of Commerce or its relevant local counterparts for the establishment of, or investment in any new PRC subsidiary with a registered business scope of real estate agency and brokerage services. However, we cannot assure you that the historical non-compliance of City Rehouse not obtaining the requisite government approval would not be found as a violation by relevant PRC government authorities. If the historical non-compliance were found and determined by the relevant PRC government authorities as a violation, our relevant subsidiaries would be subject to warnings, fines or even revocation of its licenses.

In addition, pursuant to the relevant regulations regarding real estate agency and brokerage businesses, a real estate broker must conduct a filing with the real estate administrative authority within 30 days after issuance of its business license. We have completed the filing with the competent local real estate administrative authorities for our 22 PRC operating entities which currently provide support services considered to be real estate agency and brokerage services under the PRC law. In addition, among our other 14 PRC operating entities with the registered business scope of real estate brokerage business which are intended to provide support services to our e-commerce business, we are in the process of making such filings with the relevant local real estate administrative authorities for 3 entities, and are in the process of preparing the relevant application documents with respect to all the remaining 11 entities which intend to make such filings. The requirements of the local real estate administrative authority for such filing may vary in different cities and we cannot assure you that we will be able to complete such filing in a timely manner or at all. If we fail to properly complete such filings, it may limit the ability of the relevant PRC operating entities to provide similar support service to our e-commerce business.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issued the audit reports included in this annual report filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections and lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the PRC affiliates of the ‘‘big four’’ accounting firms (including our independent registered public accounting firm) were affected by a conflict between U.S. and PRC law.  Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the PRC firms access to their audit work papers and related documents.  The firms were, however, advised and directed that under PRC law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the PRC-based accounting firms (including our independent registered public accounting firm).  A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms.  The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the SEC.  On February 6, 2015, before SEC’s review had taken place, the firms reached a settlement with the SEC.  The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to PRC-based accounting firms’ audit documents via the CSRC. If they fail to meet specified criteria, the SEC retains the authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure.  Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding PRC-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs

The market price for our ADSs has been and may continue to be highly volatile.

In 2014, the closing price of our ADSs on the New York Stock Exchange, or the NYSE, varied from a high of $18.6 to a low of $8.0.

The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations due to factors beyond our control, such as broad market and industry factors. The securities markets in the United States, China and elsewhere have experienced significant price and volume fluctuations that are not related to the operating performance of particular companies, particularly in recent years. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. Since 2011, some China-based companies became targets of short sellers. Any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Although we have confidence in our corporate governance practice and internal control over financial reporting, we cannot assure you that we will not be subject to such attack. Any negative news or perceptions about our corporate governance or accounting practice in the future, regardless of its merits, will negatively affect the trading performance of our ADSs. In addition, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets.

In addition to the broad market and industry fluctuations, factors specific to our own operations may adversely affect the market price of our ADSs, including the following:

•                  variations in our net revenues, earnings and cash flow;

•                  announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

•                  announcements of new services and expansions by us or our competitors;

•                  changes in financial estimates by securities analysts;

•                  fluctuations in our operating metrics;

•                  additions or departures of key personnel;

•                  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•                  detrimental negative publicity about us, our competitors or our industry;

•                  regulatory developments affecting us or our industry; and

•                  potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•                  the rules under the Exchange Act requiring the filing with the SEC, of quarterly reports on Form 10-Q or current reports on Form 8-K;

•                  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•                  the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•                  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of our ADSs could adversely affect their market price.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2015, we had 139,009,418 ordinary shares issued, including the 4,644,307 ordinary shares that had been issued to our depositary and reserved for future grants under our share incentive plan, and 93,694,920 and 21,231,220 ordinary shares were held by E-House and Tencent, respectively. The sale or perceived sale of a substantial amount of our ADSs by E-House or Tencent could adversely affect the prevailing market price for our ADSs. Such sales or perceived sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. In addition, if we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this, in turn, could have an adverse effect on the price of our ADSs.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS, or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (2013 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our existing articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Judgments obtained against us by our shareholders may not be enforceable in our home jurisdiction.

We are a Cayman Islands company and a substantial majority of our assets are located outside of the United States. A significant percentage of our current operations are conducted in China. In addition, a significant majority of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons or to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments. A judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) was given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

You, as holders of ADSs, may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our memorandum and articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw the ordinary shares underlying your ADSs to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the ordinary shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

The return of your investment our ADSs will primarily depend upon any future price appreciation of our ADS.

Subject to our memorandum and articles of association and the laws of the Cayman Islands, our board of directors has complete discretion as to whether to distribute dividends. Our shareholders may by ordinary resolution declare a dividend, but not exceeding the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of dividends will depend on, among other things, our results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend primarily upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, and the NYSE, impose various requirements on the corporate governance practices of public companies. As a company with less than $1.0 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that it will be more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

We will be classified as a “passive foreign investment company,” or “PFIC” for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (as determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat our consolidated variable interest entities as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements.

While we do not expect to be a PFIC for U.S. federal income tax purposes for the current taxable and future taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC for the current taxable year or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ADSs or ordinary shares from time-to-time, (which may be volatile). Furthermore, the determination of whether we will be or become a PFIC will also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes our risk of being classified as a PFIC may substantially increase. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or, becoming classified as, a PFIC for the current or future taxable years. In addition, there can be no assurance our business plans will not change in a manner that will affect our PFIC status.

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation—U.S. Federal Income Tax Considerations”) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares if we are treated as a PFIC for our current taxable year or any future taxable year, including the possibility of making a “mark-to-market” election.

See the discussion under “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company Rules” concerning the U.S. federal income tax consequences of an investment in the ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a “mark-to-market” election.

ITEM 4.                        INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

Leju Holdings Limited was incorporated as our holding company in November 2013 by our parent company, E-House, a leading real estate services company in China listed on the NYSE. E-House has remained our parent company and controlling shareholder after our initial public offering in April 2014. Substantially all of our operations are conducted through the PRC subsidiaries and consolidated variable interest entities under China Online Housing Technology Corporation, or China Online Housing, Omnigold Holdings Limited, or Omnigold, China E-Real Estate Holdings Limited, or E-Real, and E-House China (Tianjin) Holdings Limited, or E-House Tianjin, each of which became our subsidiary in December 2013 as part of a restructuring by E-House. China Online Housing was incorporated as a joint venture of SINA and E-House in 2008 to operate the SINA real estate and home furnishing website and related business, including online advertising services. China Online Housing became a consolidated subsidiary of E-House in 2009 and a wholly owned subsidiary of E-House in 2012. Omnigold was incorporated by E-House in October 2010 to operate the home furnishing services business and is currently 84% owned by us. E-Real and E-House Tianjin were incorporated by E-House in June 2011 and March 2012, respectively, and are wholly owned by us. E-Real was incorporated to operate the real estate e-commerce business. E-House Tianjin supports our real estate e-commerce business.

Due to PRC legal restrictions on foreign ownership and investment in the internet information services and advertising businesses, we conduct such activities through contractual arrangements with our consolidated variable interest entities in China. Our e-commerce business with respect to new residential properties is operated through our contractual arrangements with Shanghai Yi Xin and its shareholders. Our e-commerce business with respect to home furnishing is operated through our contractual arrangements with Beijing Jiajujiu and its shareholders. Our online advertising business for new residential properties websites and our secondary listings business are operated through our contractual arrangements with Beijing Leju and its shareholders. We have entered into, through our PRC subsidiaries, Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng, a series of contractual arrangements with Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective shareholders. As a result of these contractual arrangements, Leju Holdings Limited, through PRC subsidiaries, is the primary beneficiary of these PRC entities and accounts for them as variable interest entities, and consolidates the financial results of these entities into our financial statements in accordance with U.S. GAAP. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

On April 17, 2014, our ADSs commenced trading on the NYSE under the symbol “LEJU.” We raised from our initial public offering approximately $101.4 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. Concurrently with our initial public offering, we also raised from Tencent in a private placement $18.9 million in net proceeds after deducting estimated fees and expenses payable by us.

Our Relationship with E-House

We are a subsidiary of and controlled by E-House. E-House first reported its real estate online services business as a separate segment in its annual report on Form 20-F for the year ended December 31, 2009. Prior to our initial public offering in April 2014, E-House has provided us with accounting, administrative, marketing, internal control, customer service and legal support, and has also provided us with the services of a number of its executives and employees.

We have entered into agreements with E-House with respect to various ongoing relationships between us. These include a master transaction agreement, an offshore transitional services agreement, an onshore transitional services agreement, a non-competition agreement and an onshore cooperation agreement. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions and Agreements with E-House” and “Item 3. Key Information—Risk Factors—Risk Related to Our Carve-out from E-House and Our Relationships with E-House.”

On or about January 15, 2015, E-House completed a partial spin-off of us by distributing in the form of a dividend of 0.05 ordinary shares, par value $0.001, of Leju, for each of E-House ordinary shares outstanding as of December 3, 2014, or 0.05 ADSs of Leju, for each of E-House ADSs outstanding as of December 3, 2014. E-House distributed a total of 7,103,280 ordinary shares of Leju to holders of E-House ordinary shares in this manner, which include a total of 3,877,658 ordinary shares of Leju in the form of 3,877,658 ADSs of Leju to E-House ADS holders through the depositary bank of E-House. Following the completion of the partial spin-off, E-House owned 93,694,920 ordinary shares of us, representing approximately 70% of our total outstanding ordinary shares.

Our Relationship with Tencent

On March 10, 2014, we entered into a strategic cooperation agreement with Tencent, a provider of comprehensive internet services serving the largest online community in China. Pursuant to the strategic cooperation agreement, we and Tencent have agreed to jointly develop software and tools for use on Tencent’s social communication platform, Weixin, to facilitate our opening of Weixin public accounts associated with real estate projects, which provides real estate information to Weixin users, enable us to better connect with our users through such accounts and expand payment solutions provided to user. We have agreed to adopt Weixin payment solutions as the default payment method for real estate O2O e-commerce transactions conducted by our users on Weixin. We and Tencent have also agreed to explore and pursue additional opportunities for potential cooperation, including but not limited to cooperation involving Tencent’s social communications platform, including Weixin, “QQ” and “mobile QQ;” the social media service, “Tencent Weibo;” the social networking service “Qzone;” and/or certain other Tencent wholly-owned internet properties in China.

In March 2014, pursuant to a share purchase and subscription agreement we entered into with E-House and Tencent, Tencent acquired from E-House 19,201,800 of our ordinary shares, or 15% of our total outstanding shares on a fully diluted basis, including all options and restricted shares and any other rights to acquire our shares that were granted and outstanding, for $180 million in cash. Concurrent with the consummation of our initial public offering, Tencent purchased 2,029,420 ordinary shares from us at a price per ordinary share equal to the initial public offering price per ordinary shares to maintain a 15% equity interest in us on a fully diluted basis as of the consummation of our initial public offering. In connection with the sale of shares to Tencent, we have entered into an investor rights agreement with E-House and Tencent, which grants E-House and Tencent certain registration rights with respect to our ordinary shares owned by them, grants certain board representation rights to Tencent and places certain restrictions on the transfer of our ordinary shares by E-House or Tencent.

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions and Agreements with Tencent” for more information.

Corporate Information

Our principal executive offices are located at 15/F, Beijing Shoudong International Plaza, No. 5 Building, Guangqu Home Dongcheng District, Beijing 100022, People’s Republic of China. Our telephone number at this address is +86 10 5895 1000. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. In addition, we have 53 branch offices in mainland China and a branch office in Hong Kong. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.                                    Business Overview

Overview

We are a leading O2O, real estate services provider in China. We offer real estate e-commerce, online advertising and online listing services through our online platform, which comprises local websites covering over 250 cities and various mobile applications. We integrate our online platform with complementary offline services to facilitate residential property transactions. In addition to our own websites, we also operate various real estate and home furnishing websites of SINA and Baidu. Moreover, we operate official accounts on various mobile platforms, including over 50,000 on Weibo and 70,000 on Weixin, as well as over 18,000 on Baidu Connect.

E-Commerce. We offer e-commerce services primarily in connection with new residential property sales. Our O2O services for new residential properties include selling discount coupons and facilitating online property viewing, physical property visits and pre-sale customer support. We earn revenue primarily from the sale of discount coupons used for property purchases.

Online Advertising. We sell advertising primarily on the SINA and Baidu new residential properties and home furnishing websites, each of which is operated by us. In addition, we are the exclusive advertising agent for the SINA home page and non-real estate websites with respect to advertising sold to real estate and home furnishing advertisers. We also have the exclusive right to sell Baidu’s Brand-Link product for real estate related advertising.

Listing. We offer fee-based online property listing services to real estate agents and free services to individual property sellers. We operate the SINA and Baidu real estate websites for listings of existing residential properties for sale or lease.

We have experienced substantial growth in recent years. Our total revenues have increased from $171.3 million in 2012 to $335.4 million in 2013 and to $496.0 million in 2014. We incurred net losses of $43.8 million in 2012, and generated net income of $42.7 million and $66.7 million in 2013 and 2014, respectively. We had adjusted net loss of $9.6 million in 2012, and adjusted net income of $63.4 million and $90.9 million in 2013 and 2014, respectively. Substantially all of our operations are in China. For information regarding adjusted net income (loss), see “Selected Consolidated Financial Data—Non-GAAP Financial Measures”.

Our O2O Platform

We offer multiple online and offline access points for consumers. We reach consumers through our own websites; various websites on sina.com and baidu.com which are operated by us; the microblog, SinaWEIBO; the social communication platform Weixin, and various mobile applications. These websites and mobile applications enable us to better reach potential purchasers for whom we are then able to provide our offline services. We also provide complementary offline services to cultivate customer loyalty and ensure superior customer experience.

Websites

Our internet presence includes local real estate websites across China that we either operate directly or outsource to local outsourcing partners. These local websites provide region-specific real estate news, information, property data and access to online communities to real estate consumers and participants. We believe our local presence in each of these cities enables us to provide services that are tailored to local conditions, enhancing the attractiveness of our websites to consumer and to advertisers who seek targeted advertising opportunities.

Through our direct operations and outsourcing to local partners we operate websites in every province of China, except Tibet.

New residential property websites that we operate include house.sina.com.cn, house.baidu.com and leju.com. Viewers are automatically directed to a local website with localized real estate information and services, covering over 250 cities. On house.sina.com.cn and our website, leju.com, we offer customers the ability to purchase discount coupons for property purchases. Existing residential property websites that we operate include esf.sina.com.cn and esf.baidu.com. Viewers are automatically directed to a local website with localized real estate information and services, covering 57 cities. Home furnishings websites that we operate include jiaju.com, which is a platform for distributors to offer home furnishings to consumers, jiaju.sina.com.cn and jiaju.baidu.com, each of which offers information with respect to home furnishing, and qianggongzhang.com, which is a platform connecting customers with professional contractors. Viewers have access to localized information on home furnishing across China through our home furnishing websites.

We sell online advertising on each of our self-operated local websites covering 77 cities. We also outsource more than 180 local websites to third parties that pay us fixed fees for the right to operate the websites. The amount of user traffic on the websites that we own or operate, our ability to achieve user demographic characteristics that are attractive to advertisers, and our ability to demonstrate such user traffic and demographic characteristics through website traffic tracking tools and reporting systems are important factors in maintaining our advertising revenue from websites that we operate directly and fixed fees from websites that we outsource to third parties. We track such data internally and through third party tracking tools. We identify cities to convert to direct operations on an ongoing basis.

Mobile Applications

Our mobile applications include “Pocket Leju,” “Pocket Agent,” “Fang Niu Jia” and “Pocket Renovation,” each of which has version for the iOS and Android operating systems.

•                  Pocket Leju is China’s first mobile real estate e-commerce platform. Pocket Leju provides personalized services to potential buyers of new and existing homes, and potential residential renters. These services include home visits, selection, access to purchase discounts, special offer recommendations, local housing price interpretations, purchase guides, property assessment, tax calculation, housing loan calculation and others. Pocket Leju also assists buyers with home purchasing procedures.

•                  Pocket Agent is designed to serve as a mobile assistant to brokers. Pocket Agent provides services to brokers, such as visits to residential blocks, visits to homes, residential block and housing price interpretation, housing loan calculation, tax calculation, house listing, house management and client management.

•                  Fang Niu Jia provides services to brokers, including free calls to targeted clients, promotion of brokers with “gold” status, clients’ mortgage loan services, group chat and purchasing tools.

•                  Pocket Renovation provides a variety of styles for high-quality home decoration to users. Users of Pocket Renovation can directly contact designers and contractors via telephone and other modes for renovation consultations. Pocket Renovation also provides favorable promotions, discounts on home decoration goods, knowledge for various stages of renovations, decoration diaries posted by users and other services to users and provides a renovation budget analysis system and billing management system to help the users manage the financial aspects of the renovation.

On March 10, 2014, we entered into a strategic cooperation agreement with Tencent, a provider of comprehensive internet services serving the largest online community in China. Pursuant to the strategic cooperation agreement, we and Tencent have agreed to jointly develop software and tools for use on Tencent’s social communication platform, Weixin, to facilitate our opening of Weixin public accounts associated with real estate projects, which we believe will provide real estate information to Weixin users, enable us to better connect with our users through such accounts and expand payment solutions provided to users. We have agreed to adopt Weixin payment solutions as the default payment method for real estate O2O e-commerce transactions conducted by our users on Weixin. We and Tencent have also agreed to explore and pursue additional opportunities for potential cooperation, including but not limited to cooperation involving Tencent’s social communications platform, including Weixin, “QQ” and “mobile QQ;” the social media service, “Tencent Weibo;” the social networking service, “Qzone;” and/or certain other Tencent wholly-owned internet properties in China. We had opened 71,080 project-related official accounts on Weixin by December 31, 2014.

In March 2014, we launched our mobile e-commerce platform based on (i) existing mobile applications developed by our company, including “Pocket Leju” and “Fang Niu Jia,” and (ii) SINA’s Weibo and Tencent’s Weixin, two of China’s leading social media platforms. Our mobile platform aims to connect home buyers and developers and real estate agents through mobile devices to allow potential buyers to view detailed information about real estate projects, conduct live chats with sales agents, make appointments for property viewing, reserve individual units, and purchase discount coupons. Our mobile e-commerce platform will also connect real estate sales personnel and agents with potential home buyers and sellers, including through live chat services, in addition to providing updated customer data and analysis and a facility for making appointments for site visits.

In June 2014, we officially launched the first “Weixin Home Promotion”, using the Weixin platform as an integral part of our mobile e-commerce platform. In July 2014, we upgraded our mobile e-commerce platform to consolidate all of our mobile resources to provide developers with three unique groups of mobile promotional tools, including media channels, communication tools and e-commerce tools, to further enhance mobile marketing for our clients.

Complementary Offline Services

Our offline services include physical property visits and a call center, which enables our website viewers to contact us or representatives of property developers for information on new residential properties and our services. Our services are also available at developers’ show rooms and through real estate brokers. We also organize and conduct offline marketing events for property developers to promote their new resident properties.

Our Services

We offer e-commerce services in connection with new residential property sales and home furnishing; online advertising services in connection with new residential property sales and home furnishing; and online listing services for existing residential properties.

E-Commerce

The majority of our e-commerce revenue is derived from the sale of discount coupons for new residential properties that are promoted by developers. We commenced the sale of discount coupons from the first quarter of 2012. In addition, since the third quarter of 2012, we have provided third-party merchants of home furnishing and improvement products and services with the ability to reach consumers through our home furnishing platform, jiaju.com. Our revenues generated from e-commerce services in 2012, 2013 and 2014 were $27.0 million, $170.2 million and $326.7 million, respectively, representing 15.8%, 50.7% and 65.9%, respectively, of our total revenues for those periods.

O2O Services for New Residential Properties

Our O2O offering includes selling discount coupons for new residential properties, facilitating online property viewing and physical property visits, setting up telephone calls between prospective purchasers and representatives of developers, organizing real property exhibitions and facilitating pre-sales customer support provided by developers. Our O2O services can be accessed by prospective purchasers through the real estate website of SINA which we operate, and our website, leju.com. Prospective purchasers can also access our services at show houses for new residential properties and through real estate developers.

Discount Coupons. A discount coupon entitles a purchaser to purchase a property from the property developer at a particular development at a discount from the advertised price. Discount coupons can be purchased by prospective property purchasers online at leju.com and house.sina.com.cn, and their respective local websites as well as offline in showrooms for new property developments. We enter into arrangements with developers whereby we offer O2O services, including the sale of discount coupons, to facilitate property sales. Each such arrangement is specific to a particular development. The arrangement may terminate at a pre-agreed date or continue until all properties at the development have been sold, as agreed in advance by the developer and us. Coupons may expire on a stated expiry date, typically at the end of a promotional period, or when all properties at the development to which the coupon relates have been sold.  When a prospective property purchaser purchases a discount coupon as part of our O2O services, the purchaser remits the payment for the coupon to an account maintained by the purchaser with an independent payment platform provider. Upon confirmation from a purchaser or developer that a discount coupon is redeemed to purchase property, the payment for the discount coupon is transferred to us. However, if for any reason the coupon is not redeemed, the payment is refunded to the purchaser and we do not earn revenue from the transaction.

The following table sets forth certain operating metrics with respect to our sales of discount coupons for the periods specified.

	Three months ended March 31, 2014	Three months ended June 30, 2014	Three months ended September 30, 2014	Three months ended December 31, 2014
Number of discount coupons issued to prospective purchasers (number of transactions)	48,440	89,524	85,843	99,688
Number of discount coupons redeemed (number of transactions)(1)	33,872	49,724	59,811	76,150

Notes:

(1)         The number of discount coupons issued to prospective purchasers that were used by the purchaser to obtain a discount in connection with a property purchase during the period. We recognize revenue from the sale of discount coupons that are redeemed. See ‘‘Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies.’’

We have entered into arrangements with China Unionpay, or Unionpay, to use its payment platform to collect payments for discount coupons. Under our agreement with Unionpay, we are Unionpay’s exclusive partner for real estate e-commerce services during the term of our contract and Unionpay has agreed not to provide e-payment services to other real estate internet enterprises. The term of the agreement is for two years through 2015 and will be automatically renewed for another two years unless either party provides written notice of cancellation. Either party may terminate the agreement upon 30 days written notice to the other party. Under the agreement, Unionpay provides customers with the ability to make online or on-site payments.

Financial services products. In connection with our discount coupon offerings, we also offer to qualified home purchasers various financial services products, with a view of facilitating the integration of real estate e-commerce with financial services, increasing liquidity and improving the overall purchasing power of home purchasers in China. In November 2013, we formed a strategic partnership with CITIC, pursuant to which CITIC introduced Leju Loan through our online platform. Through Leju Loan, qualified home purchasers who purchase real estate through our real estate e-commerce platform at leju.com can obtain a line of credit from CITIC by pledging their existing properties as collateral. Our agreement with CITIC is for a term of three years through October 30, 2016. In July 2014, we also began to offer the “Easy Home Plan”, which allows qualified home purchasers to obtain a bridge loan of up to 50% of the down payment through Leju e-Loan, a product offered through “Fang Jin Suo” platform, the first online real estate financial services platform in China. The “Fang Jin Suo” platform was jointly developed by E-House, SINA and Sequoia Capital. We currently do not have revenues from these products. We believe that the offering of these products makes our online platform more attractive to both developers and home purchasers.

Home Furnishing

Our website, jiaju.com, is a business-to-consumer platform that we launched in the third quarter of 2012, through which home furnishing suppliers may offer their products to consumers. We charge distributors a technical services fee in connection for setting up the service and a commission based on the value of products and services sold through our platform. Payments for purchases made on jiaju.com are processed by our third-party partner which allocates such payments to home furnishing suppliers and us in accordance with our pre-agreed arrangements with home furnishing suppliers.

In March 2013 we entered into an agreement with Beijing Jing Dong Century Trading Co., Ltd., or JD.com, pursuant to which we launched The Jing Dong Jiajujiu Building Materials and Furnishings Flagship Store, or the JD Jiajujiu Store, on JD.com’s website in October 2013. The JD Jiajujiu Store promotes home furnishing and home improvement products and services that are also promoted on jiaju.com. We charge home furnishing suppliers a commission, and we are required to pay JD.com a commission, in each case based on the value of products and services sold by the JD Jiajujiu Store.

In July 2014, we launched qianggongzhang.com, an online platform for independent contractors who serve home purchasers in the home renovation and decoration process, by working with city-level operators who aggregate the contractors. Home purchasers in each city can use the website to choose and compare up to three free quotes from individual contractors before selecting a contractor and can rely on third-party inspection companies engaged by us to ensure quality control during and after the renovation and decoration process. We receive a fee from each of the city-level operators in our network for their contractors to be listed on our website.

Online Advertising

We operate the SINA and Baidu real estate and home furnishing websites. In addition, we are the exclusive advertising agent for SINA’s home page and non-real estate websites with respect to advertising sold to real estate and home furnishing advertisers. We also have the exclusive right to sell Baidu’s Brand-Link product for real estate related advertising. We earn revenue from the sale of online advertising on each of these websites. Revenues for online advertising are typically based on a fixed fee for the period of the advertising and are recognized ratably. We enter into both short term and long term online advertising contracts with advertisers and we are entitled to prepayment from certain customers while others pay us only after the advertisement has been posted.

Our revenues generated from advertising services in 2012, 2013 and 2014 were $138.8 million, $145.4 million and $155.1 million, respectively, representing 81.0%, 43.4% and 31.2%, respectively, of our total revenues for those periods.

Advertising on SINA Websites

We operate the SINA real estate website, house.sina.com.cn, and the SINA home furnishings website, jiaju.sina.com.cn, and we are entitled to all advertising revenues from these websites. In addition, pursuant to an agency agreement with SINA, we are the exclusive advertising agent of the SINA homepage and non-real estate websites, for advertising sold to real estate and home furnishing advertisers. We are entitled to 85% of the revenue derived from advertising on these other websites. Aided by SINA’s strong brand recognition, market influence in China’s online space and its large user base, we help real estate advertisers reach their target audiences in many of China’s major cities. Real estate advertisers primarily include real estate developers, agents and brokers as well as suppliers and providers of home furnishing and improvement products and services.

Furthermore, as the exclusive real estate advertising agency for SINA non-real estate websites, we facilitate advertising by our real estate advertising clients on the SINA real estate websites as well as non-real estate websites. Real estate advertising offerings on SINA websites include online advertising and sponsorship arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of SINA websites, in particular formats, such as banners and text links, and over particular periods of time. Sponsorship arrangements allow advertisers to sponsor a particular area on SINA websites in exchange for a fixed payment over the contract period. Real estate advertising on SINA websites also includes revenue from outsourcing arrangements with local business partners. Revenues from outsourcing arrangements are on a fixed fee and recognized ratably over the term of the contract. Our revenues generated from advertising on SINA websites represented 93.0%, 90.5% and 90.9%, respectively, of our total revenues from online advertising in 2012, 2013 and 2014.

We and SINA have entered into a number of agreements governing our relationship with SINA, including an advertising inventory agency agreement, an amended and restated domain name and content license agreement, an amended and restated trademark license agreement and an amended and restated software license and support services agreement. For descriptions of these agreements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions and Agreements with SINA.”

Advertising on Baidu Websites

We are the exclusive real property advertising partner of Baidu, China’s leading search engine platform. In August 2010, we launched the Baidu real estate website, house.baidu.com, and home furnishing website, jiaju.baidu.com. We earn revenue from the sale of search-based advertising on these websites. Pursuant to our original strategic cooperation agreement with Baidu, we have the exclusive right, through March 31, 2015, to build and operate all Baidu websites related to real estate and home furnishing, and to retain all advertising revenues generated from these websites in exchange for a fixed fee that we pay to Baidu in two installments per year. In August 2011, we expanded our strategic partnership with Baidu, pursuant to which we have become Baidu’s premier strategic online real estate partner and obtained the exclusive right, through March 2015, to sell Baidu’s real estate Brand-Link product to advertisers. In March 2015, we and Baidu agreed to extend the term of our strategic cooperation for another nine months through December 2015. When an internet user conducts a keyword search of a brand that is subscribed to the Brand-Link product, the search generates a wide range of brand-specific content, including news reports, promotional announcements, product information and marketing campaigns. Most of our revenues generated by our arrangements with Baidu are derived from sales of the Brand-Link product. In addition, we and Baidu have also continued our cooperation in several other Baidu products, including Baidu Connect on mobile devices, to further expand the online search-based advertising market for the real estate industry. Our revenues generated from advertising on Baidu websites represented 7.0%, 9.5% and 10.1%, respectively, of our total revenues from online advertising in 2012, 2013 and 2014.

Listing

We offer online residential listing services for sales and leases of existing residential properties. Our listing services are currently offered in 17 cities where we maintain a local sales force. Our revenues generated from online listing services in 2012, 2013 and 2014 were $5.5 million, $19.8 million and $14.3 million, respectively, representing 3.2%, 5.9% and 2.9%, respectively, of our total revenues for those periods. Real estate agents and property owners use our listing services. Payment of the listing fees entitle them to post multiple listings for properties over the subscription period. Our listing subscription contracts are typically for a term of up to one year with fixed fees payable on a monthly basis for a fixed number of listings. The subscription fees are generally fixed and vary from city to city. We also provide free listing services to individual property sellers selling existing residential properties. Our listing customers submit property listings by logging on to our platform directly. Once a listing has been uploaded to our website, it can be viewed for free by visitors to our website. All visitors to our website have access to listing information free of charge, 24-hours a day. With respect to listings submitted by agents or brokers, the name of the agent or broker appears as a link, offering viewers access to additional listings promoted by the same agent or broker.

Brand Promotion

We employ a variety of marketing and brand promotion methods to enhance our brand recognition and attract developer clients and real estate purchasers, including advertising arrangements and the Leju Membership Club. Membership in the Leju Membership Club is free. Users can sign up to join the Leju Membership Club online at our website, leju.com, and become members following email or phone number confirmation through text message.

We conduct advertising activities in 77 cities where we directly operate local websites through promotional events for developers and other industry participants, including industry award ceremonies, panel discussions and similar events.

Sales and Marketing

Most of our new home advertising revenue and home furnishing advertising revenue is derived from our direct sales force. We also derive new home and home furnishing advertising revenue from sales through third party advertising agencies.

We have built a sales and marketing team that is experienced in the online advertising, internet and real estate industries. Our sales and marketing team comprised 1,266 personnel as of December 31, 2014. Our sales and marketing personnel work closely with our customers in local markets and help us gain insight into developments in these local markets, the competitive landscape and new market opportunities, which help us set our prices and strategies for each locality.

To motivate our sales and marketing personnel, a majority of their compensation consists of performance incentives such as commissions and bonuses. Sales quotas are assigned to all sales personnel according to monthly, quarterly and annual sales plans. In addition, we apply a merit based promotion system to motivate our sales personnel.

Seasonality

The real estate sector in China is characterized by seasonal fluctuations, which may cause our revenues to fluctuate significantly from quarter to quarter. The first quarter of each year generally contributes the smallest portion of our annual revenues due to reduced real estate transactions, advertising and marketing activities of our customers in the PRC real estate industry during and around the Chinese Lunar New Year holiday, which generally occurs in January or February of each year and due to the cold winter weather in northern China. In contrast, the third and fourth quarters of each year generally contribute a larger portion of our annual revenues due to increased real estate transaction, advertising and marketing activity during the months of September and October.

Competition

We face competition from other companies in each of our primary business activities. We compete with these companies primarily on our ability to attract consumers to our websites. We compete for consumers principally on the basis of the quality and quantity of real estate listings and other information content and services. We also compete for developers’ business on the basis on website traffic volume, consumer loyalty, geographic coverage and service offerings. We also compete for qualified employees with skills and experience related to sales, real estate services, advertising, technology and the internet industry. Our primary competitor at the national level is soufun.com. In addition, we have faced and may continue to face competition from regionally focused websites providing regional real estate listings together with localized services. We have various regional competitors, such as house365.com in the Nanjing market, and we compete with various providers in the market for online paid property listings, including anjuke.com, which was recently acquired by 58.com. Our competitors may have more established brand names, larger visitor numbers and more extensive distribution channels than we do, either overall, or in specific regions in which we operate. We also compete with traditional advertising media such as general-purpose and real estate-focused newspapers, magazines, television and outdoor advertising that compete for spending on real estate advertising and listings.

Some of our competitors may have greater access to capital markets, more financial and other resources and a longer operating history than us. For instance, major general-purpose websites, which provide real estate and real estate-related information services, may have an advantage over us due to their more established brand name, larger user base and extensive internet distribution channels.

Technology

To better serve our customers, we have utilized our key proprietary technologies and developed a technology infrastructure that is specifically used for our real estate and home related internet website services. The key components of our technology platform include:

•                  Search platform. Our search platform is designed to support targeted searches of our listing databases. Besides the key word search function, our search platform provides additional search functions that improve search accuracy with various search criteria, including searches based on the location, price and type of the property. In addition, our search engine is able to refine the search by conditional filtering and aggregation of the search results.

•                  Large-scale system infrastructure. With a combination of proprietary in-house and third-party solutions, we have designed our system to handle large amounts of data flow with a high degree of scalability and reliability. We use parallel computing technology and clusters of low-cost computers to handle high-volume visitor traffic and process large amounts of information.

•                  Anti-fraud and anti-spam technology. We have anti-fraud technology incorporated in our IT systems with a view to addressing the potential for non-compliant activities at our local branch offices. We maintain advertising price and discount data in our customer relationship management master file. Our system automatically triggers a risk alert for any deviation from pre-set discounts, in which case, a pre-approval email from our headquarters is required. Our system also generates a weekly report of any such exceptions for review by our headquarters. We also have an anti-spam system through which we are able to detect identify and filter spam messages with a view to protecting our staff. We attempt to continuously improve the accuracy and effectiveness of our technology through machine-learning capability and customizable rules.

We maintain our servers and backup servers in Beijing, Shanghai, Guangzhou and Tianjin. We believe our server hosting partners provide significant operating advantages, including high-quality bandwidth, constant room temperature and an enhanced ability to protect our systems from power loss, break-ins and other external causes of service interruption. We have not experienced any material system failures.

Insurance

We maintain property insurance to cover potential damages to a portion of our property. In addition, we provide medical, unemployment and other insurance to our employees in compliance with applicable laws, rules and regulations. We do not maintain insurance policies covering losses relating to our systems and do not have business interruption insurance.

Regulation

We are subject to a number of laws and regulations in China relating to real estate service companies. This section summarizes the principal PRC laws and regulations that are currently applicable to our business and operations.

General

The telecommunications industry, including internet information services, is highly regulated by the PRC government. Regulations issued or implemented by the State Council, the MIIT and other relevant government authorities cover virtually every aspect of telecommunications network operations, including entry into the telecommunications industry, the scope of permissible business activities, tariff policy and foreign investment.

The MIIT, under the leadership of the State Council, is responsible for, among other things:

•                  formulating and enforcing telecommunications industry policy, standards and regulations;

•                  granting licenses to provide telecommunications and internet services;

•                  formulating tariff and service charge policies for telecommunications and internet services;

•                  supervising the operations of telecommunications and internet service providers; and

•                  maintaining fair and orderly market competition among operators.

In addition to the regulations promulgated by the central PRC government, some local governments have also promulgated local rules applicable to internet companies operating within their respective jurisdictions.

In 1994, the Standing Committee of the National People’s Congress promulgated the PRC Advertising Law. In addition, the SAIC and other ministries and agencies have issued regulations that further regulate our advertising business, as discussed below.

Restrictions on Foreign Investment in the Value-Added Telecommunication Industry and Advertising Industry

Restrictions on Foreign Investment in the Value-Added Telecommunication Industry

In September 2000, the State Council promulgated the Telecommunications Regulations, which categorize all telecommunications businesses in China as either basic telecommunications businesses or value-added telecommunications businesses. In February 2003, the MIIT amended the original classification of telecommunications business with internet information services being classified as value-added telecommunications businesses.

The State Council promulgated the Administrative Rules on Foreign-invested Telecommunications Enterprises in December 2001, as amended in September 2008, or the FITE Regulations. The FITE Regulations set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to these administrative rules, the ultimate capital contribution ratio of the foreign investor or investors in a foreign-invested telecommunications enterprise that aims to provide value-added telecommunications services may not exceed 50.0%. In addition, pursuant to the Foreign Investment Industrial Guidance Catalogue issued by the PRC government, the permitted foreign investment in value-added telecommunications service providers may not be more than 50%. However, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a track record and experience in operating a value-added telecommunications business overseas. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce or their authorized local counterparts, which retain considerable discretion in granting approvals.

In July 2006, the MIIT publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under the FITE Regulations. According to the MIIT Notice, if any foreign investor intends to invest in a PRC telecommunications business, a foreign-invested telecommunications enterprise must be established and such enterprise must apply for the relevant telecommunications business licenses. Under the MIIT Notice, domestic telecommunications enterprises are prohibited from renting, transferring or selling a telecommunications license to foreign investors in any form, and from providing any resources, premises, facilities and other assistance in any form to foreign investors for their illegal operation of any telecommunications business in China.

Restrictions on Foreign Investment in Advertising Services

Since December 2005, foreign investors have been permitted to directly own a 100% interest in advertising companies in China, but such foreign investors are also required to have at least a three-year track record with a principal business in the advertising industry outside China. PRC laws, rules and regulations do not permit the transfer of business licenses containing a scope of business that permits engagement in the advertising business. Currently, we operate our advertising business through Beijing Leju and its subsidiaries. In the event we are able to qualify to acquire the equity interest in Beijing Leju under the rules allowing complete foreign ownership, Beijing Leju and its subsidiaries would continue to exist as the operators of our advertising business consistent with the current regulatory requirements. However, as a holding company, we have not been involved in advertising outside China for the required number of years.

As a result of current PRC laws, rules and regulations that impose substantial restrictions on foreign investment in the internet and advertising businesses in China, we conduct this portion of our operations through a series of contractual arrangements among our PRC subsidiaries, our consolidated variable interest entities and their respective shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

In the opinion of Fangda Partners, our PRC legal counsel, each of the agreement in the contractual arrangements, in each case governed by PRC law, is valid and binding and enforceable in accordance with their respective terms based on currently effective PRC laws and regulations, and do not violate PRC laws or regulations currently in effect.

However, as advised by our PRC legal counsel, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws, rules and regulations, including the laws and regulations governing the enforcement and performance of our Structure Contracts in the event of any imposition of statutory liens, bankruptcy and criminal proceedings, and accordingly, there can be no assurance that the PRC regulatory authorities will not ultimately take a contrary view from that of Fangda Partners, our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC regulatory authorities determine that our Structure Contracts for operating our internet and advertising business in China do not comply with PRC government restrictions on foreign investment in such industries, we could be subject to severe penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our advertising services business and online real estate business in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the internet information service industry, we could be subject to severe penalties.” In addition, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our ability to enforce the equity pledge agreements between us and the shareholders of Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu may be subject to limitations based on PRC laws and regulations” and “Item 3. Key Information — D. Risk Factors - Risks Related to Doing Business In China - Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Regulation relating to Our Business

Internet Information Services

General

The provision of real estate and home-related and other content on internet websites is subject to applicable PRC laws, rules and regulations relating to the telecommunications industry and the internet, and regulated by various government authorities, including the MIIT and the SAIC. Under the applicable regulations, internet information services are classified as value-added telecommunications businesses, and a commercial operator must obtain an ICP license from the MIIT or its relevant provincial counterparts in order to carry out commercial internet information service operations in China. If an internet information service provider is not engaged in commercial internet information service, it is only required to file a record with the MIIT or its relevant provincial counterparts. In addition, the regulations also provide that operators involved in internet content provision in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities in relation to those sectors.

In compliance with these laws and regulations, Beijing Leju and Shanghai Yi Xin, our consolidated variable interest entities, and Beijing Yisheng Leju Internet Technology Co., Ltd., a subsidiary of our consolidated variable interest entity Beijing Jiajujiu, each hold a valid ICP license issued by the local provincial branch of the MIIT for the operation of our value-added telecommunication business.

The MIIT Notice requires that a value-added telecommunications business operator (or its shareholders) must own domain names and trademarks used by it in the value-added telecommunications business, and have premises and facilities appropriate for such business. To comply with the MIIT Notice, Beijing Leju, a consolidated variable interest entity, has been registered as the owner or is applying to be the owner of the Chinese and English dual-language “Leju” trademark in several categories and has obtained the domain names of leju.com and leju.cn. Beijing Yisheng Leju Online Technology Co., Ltd., a subsidiary of our consolidated variable interest entity Beijing Jiajujiu, has registered the domain name of jiaju.com.

Internet Publication License

According to the Tentative Measures of Internet Publication Administration, jointly issued by GAPPRFT and the MIIT in June 2002, all entities that are engaged in internet publication in China must obtain an approval from GAPPRFT. Internet publication is broadly defined in the Tentative Measures of Internet Publication Administration to include any act of online dissemination whereby any internet information service provider selects, edits and processes information (including content from books, newspaper, periodicals, audio and video products and electronic publications that have already been formally published or information that has been made public in other media) created by themselves or others and subsequently posts such information on the internet or transmits it to users via the internet for browsing, reading, use or downloading by the public.

Our consolidated variable interest entities and their subsidiaries do not have internet publication licenses. For content which we believe are subject to the requirements of these licenses, such content is hosted by SINA and Baidu through our contractual arrangement with them. In the case that they do not possess the necessary licenses and permits, our content hosted by them is subject to the risk of being suspended by government authorities.  Moreover, we cannot assure you that government would not require us to obtain these licenses separately for operation of our own websites and those websites licensed to us even if the underlying hosting of the relevant content is provided by a qualified third party. See “Item 3. Key Information—D. Risk Factors—Risks related to Our Business—If we fail to obtain or keep licenses, permits or approvals applicable to the various online real estate services provided by us, we may incur significant financial penalties and other government sanctions.”

Online Transmission of Audio-Visual Programs

On December 20, 2007, GAPPRFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which came into effect on January 31, 2008. The Audio-visual Program Provisions apply to the provision of audio-visual program services to the public via internet (including mobile network) within the territory of the PRC. Providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-visual Programs issued by GAPPRFT or complete certain registration procedures with GAPPRFT. Providers of internet audio-visual program services are generally required to be either state-owned or state-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program services determined by GAPPRFT. On May 21, 2008, GAPPRFT issued a Notice on Relevant Issues Concerning Application and Approval of License for Online Transmission of Audio-visual Programs, which further sets forth detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-visual Programs. The notice also provides that providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-visual Program Provisions shall also be eligible to apply for the license so long as their violation of the laws and regulations (if any) is minor and can be rectified timely and they have no record of violation during the latest three months prior to the promulgation of the Audio-visual Program Provisions. On April 1, 2010, GAPPRFT issued the Internet Audio/Visual Program Services Categories (Provisional) which classified internet audio-visual programs into four categories. Our consolidated variable interest entities and their subsidiaries do not have Licenses for Online Transmission of Audio-visual Programs. For content which we believe are subject to the requirements of these licenses, such content is hosted by SINA and Baidu through our contractual arrangement with them. In the case that they do not possess the necessary licenses and permits, our content hosted by them is subject to the risk of being suspended by government authorities.  Moreover, we cannot assure you that government would not require us to obtain these licenses separately for operation of our own websites and those websites licensed to us even if the underlying hosting of the relevant content is provided by a qualified third party. See “Item 3. Key Information—D. Risk Factors—Risks related to Our Business—If we fail to obtain or keep licenses, permits or approvals applicable to the various online real estate services provided by us, we may incur significant financial penalties and other government sanctions.”

Regulations relating to Information Security and Confidentiality of User Identity and Information

Internet content in China is also regulated and restricted from a state security standpoint. Pursuant to the Decision Regarding the Protection of Internet Security enacted by the Standing Committee of the National People’s Congress, any effort to undertake the following actions may be subject to criminal punishment in China:

•                  gain improper entry into a computer or system of national strategic importance;

•                  disseminate politically disruptive information;

•                  leak government secrets;

•                  spread false commercial information; or

•                  infringe intellectual property rights.

The Ministry of Public Security has also promulgated measures that prohibit the use of the internet in ways that, among other things, result in the leakage of government secrets or the spread of socially destabilizing content. The Ministry of Public Security and its local counterparts have supervision and inspection powers in this regard, and we may be subject to the jurisdiction of the local security bureaus. If an internet information service provider violates these measures, the PRC government may revoke its license and shut down its website. To comply with these laws and regulations, we require our users to accept the user terms or service agreement for registration with, and use of, our websites, whereby they agree to comply with the applicable PRC laws and regulations in using our websites, and we also maintain constant surveillance and monitoring on the information posted on our websites. However, the measures we take may not be adequate to ensure that all the information posted on our websites are in compliance with these laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks related to Our Business—Regulation of the internet industry in China, including censorship of information distributed over the internet, may materially and adversely affect our business.”

The security and confidentiality of information on the identity of internet users are also regulated in China. The Internet Information Service Administrative Measures promulgated by the PRC State Council require internet information service providers to maintain an adequate system that protects the security of user information. In December 2005, the Ministry of Public Security promulgated the Regulations on Technical Measures of Internet Security Protection, requiring internet service providers to utilize standard technical measures for internet security protection. Moreover, the Rules for Regulating the Market Order of Internet Content Services enhance the protection of internet users’ personal information by prohibiting internet information service providers from unauthorized collection, disclosure or use of personal information of their users. In December 2012, the Standing Committee of the National People’s Congress passed the Decision on Strengthening Internet Information Protection, which provides that all internet service providers in China, including internet information service providers, should require their users to provide real identity information when entering into service agreements or providing services to the users. On July 16, 2013, the MIIT issued Provisions on Protecting Personal Information of Telecommunication and Internet Users, or the Provisions on Personal Information, under which Internet information service providers are subject to strict requirements to protect personal information of internet users. The internet information service providers are prohibited from collecting personal information of internet users without obtaining consent from the users. Personal information collected shall be used only in connection with the services to be provided by Internet information service providers to such users and shall be kept in strict confidence. To comply with these laws and regulations, we require our users to accept the user terms or service agreement for registration with and use of our websites whereby they agree to provide certain personal information to us and agree to our use of their provided personal information under certain agreed circumstances, and we have established information security systems to protect users’ privacy.

Advertising Services

The SAIC is responsible for regulating advertising activities in China. Pursuant to applicable regulations, companies that engage in advertising activities in China must obtain from the SAIC or its local branches a business license which specifically includes operating an advertising business within its business scope. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of illegal revenues and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation.

The business scope of the business licenses of Beijing Leju and its subsidiaries includes operating an advertising business, which allows them to engage in the advertising business.

PRC advertising laws and regulations also set forth certain content requirements for advertisements in the PRC including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke violators’ licenses or permits for their advertising business operations. To comply with these laws and regulations, we maintain a task force to review the advertising materials to ensure the content does not violate the relevant laws and regulations before displaying such advertisements, and we also request relevant advertisers to provide proof of governmental approval if an advertisement is subject to special government review.

Regulations relating to Real Estate Brokerage Business

The principal regulations governing the real estate brokerage business in China include the Law on Administration of the Urban Real Estate issued by the Standing Committee of National People’s Congress in July 1994 and revised in August 2009, and the Administrative Measures for Real Estate Brokerage issued in January 2011. Pursuant to these laws, a company must register with the local offices of SAIC in each locality where it does business in order to operate real estate brokerage business. In addition, a real estate brokerage company and its branches shall file with the local real estate administrative authority within 30 days after it obtains the business license.

The previous Foreign Investment Industrial Guidance Catalogue issued in 2011 classified the real estate agency and brokerage services within the restricted category for foreign investment. Accordingly, a wholly foreign-owned enterprise in China was required to obtain approval from the Ministry of Commerce or its local counterpart in order to establish or invest in any subsidiary to engage real estate agency and brokerage services. The National Development and Reform Commission and the Ministry of Commerce issued a new Foreign Investment Industrial Guidance Catalogue, which became effective on April 10, 2015. The new Foreign Investment Industrial Guidance Catalogue removed the real estate agency and brokerage services from the restricted category. Accordingly, the establishment of or the investment in a subsidiary to engage in real estate agency and brokerage services is no longer subject to the approval of the Ministry of Commerce or its local counterparts.

We mainly use City Rehouse and its subsidiaries to provide support for our e-commerce business. Each subsidiary of City Rehouse has obtained and maintained a business license with such business scope, and 22 of our PRC operating entities have completed the filing with the competent local real estate administrative authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to obtain the approvals or complete the filings required for our real estate agency and brokerage business in China may limit our ability to provide real estate agency and brokerage services or establish new PRC operating entities”

Regulations relating to Trademarks

Both the PRC Trademark Law and the Implementation Regulation of the PRC Trademark Law, as currently in effect, provide protection to the holders of registered trademarks and trade names. The PRC Trademark Office handles trademark registrations and grants a renewable term of rights often years to registered trademarks. In addition, trademark license agreements must be filed with the PRC Trademark Office.

After receiving a trademark registration application, the PRC Trademark Office will make a public announcement with respect to the proposed trademark registration application if the relevant trademark passes the preliminary examination. Any person may, within three months after such public announcement, object to such trademark application. The PRC Trademark Office will then decide who is entitled to the trademark registration, and its decisions may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no objection is filed within three months after the public announcement period or if the objection has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked. As of December 31, 2014, we owned or licensed 75 registered trademarks in China, and had 145 trademark applications in various industry categories pending with the China Trademark Office.

Regulations relating to Employment

Under the PRC Labor Law, PRC Labor Contract Law and its implementing rules, employers must enter into written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Employers in China are required to provide employees with welfare schemes covering pension insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing funds. Employers in most cases are also required to provide a severance payment to their employees after their employment relationships are terminated. We have caused all of our full-time employees to enter into written labor contracts with us and provide our employees with the proper welfare and employment benefits.

Pursuant to the PRC Labor Contract Law and its amendments, dispatched employees are intended to be a supplementary form of employment and shall only apply to provisional, auxiliary or substitutive positions, and the fundamental form should be direct employment by enterprises and organizations that require employees. It is expressly stated that the number of dispatched employees an employer uses may not exceed a “certain percentage” of its total labor force. The Interim Provisions on Labor Dispatch which came into force on March 1, 2014, further set such percentage at 10% and provide a two-year transitional period for compliance with such requirement. Failure to comply with these requirements may result in orders of rectification and imposition of fines. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Increases in labor costs in the PRC may adversely affect our business and our profitability.”

Regulations relating to Foreign Exchange Control and Administration

Foreign Exchange Administration

The principal regulation governing foreign currency exchange in the PRC is the Regulations of the PRC on Foreign Exchange Administration, or the Foreign Exchange Regulations, as amended in August 2008. Under the Foreign Exchange Regulations and other relevant PRC regulations and rules, Renminbi is convertible into other currencies for the purpose of current account transactions, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside China for capital account transactions, such as capital injections, loans, repatriation of investments and investments in securities outside the PRC, requires the prior approval from, or registration with, SAFE or its local branches.

As an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries; (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries; (iii) make loans to our PRC subsidiaries or consolidated variable interest entities; or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals, such as:

•                  capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce or its local counterparts;

•                  loans by us to our PRC subsidiaries cannot exceed the statutory limit which is the difference between the amount of total investment and the amount of registered capital of such subsidiaries as approved by the Ministry of Commerce or its local counterpart, and must be registered with SAFE or its local branches; and

•                  loans by us to our consolidated variable interest entities must be approved by the National Development and Reform Commission and must also be registered with SAFE or its local branches.

In August 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, pursuant to which the registered capital of a foreign-invested company settled in Renminbi and converted from foreign currencies can only be used for purposes within the approved business scope of such foreign-invested company and cannot be used for equity investments made by such foreign-invested company within the PRC, unless otherwise provided by law. In addition, a foreign-invested company may not change the use of the Renminbi funds converted from its foreign currency registered capital without SAFE or its local branch’s approval, and may not in any case use such funds to repay Renminbi-denominated loans if the proceeds of such loans have not been used within the permitted scope.

Since SAFE Circular 142 has been in place for more than five years, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas on August 4, 2014, or SAFE Circular 36. SAFE Circular 36 suspended the application of SAFE Circular 142 in certain areas and allowed a foreign-invested enterprise registered in the designated areas to use the RMB capital converted from foreign currency registered capital for equity investments within the PRC, which is regarded as the reinvestment of foreign invested enterprises. On March 30, 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, which will be valid on June 1, 2015, or SAFE Circular 19. Under SAFE Circular 19, a foreign-invested enterprise may choose converting its registered capital from foreign currency to Renminbi on self-discretionary basis, and the Renminbi capital converted can be used for equity investments within PRC, which will be regarded as the reinvestment of foreign-invested enterprise. After the SAFE Circular 19 becomes valid, both SAFE Circular 142 and SAFE Circular 36 will be abolished.

In addition, SAFE promulgated a circular in November 2011, which prohibits a foreign-invested enterprise from using Renminbi funds converted from its foreign currency registered capital to provide entrustment loans or repay loans borrowed from non-financial enterprises. Violation of these circulars could result in severe penalties, including heavy fines. These circulars may limit our ability to transfer funds to our consolidated variable interest entities and the subsidiaries of our wholly foreign-owned subsidiaries in China, and we may not be able to convert foreign currency-denominated funds into Renminbi to invest in or acquire any other PRC companies, or establish other consolidated variable interest entities in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.”

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, which substantially amends and simplifies the then current foreign exchange procedures. Under SAFE Circular 59, the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account) no longer requires the approval of SAFE. Reinvestment of Renminbi proceeds by foreign investors in the PRC no longer requires SAFE approval or verification.

In May 2013, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration. Institutions and individuals shall register with SAFE and/or its local branches for their direct investment in the PRC. Banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

In February 2015, SAFE promulgated the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, which will become effective on June 1, 2015. Under SAFE Circular 13, the current foreign exchange procedures will be further simplified, and foreign exchange registrations of direct investment will be handled by banks instead of SAFE and its branches.

Foreign Exchange Registration of Offshore Investments by PRC Residents

The Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75, requires PRC residents to register with the relevant local branch of SAFE before establishing or controlling any company outside of China, referred to as an offshore special purpose company, for the purpose of raising funds from overseas to acquire or exchange the assets of, or acquiring equity interests in, PRC entities held by such PRC residents and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the SAFE Circular 75. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions.

We have requested our beneficial owners who are PRC residents to make the necessary applications, filings and amendments required by SAFE. However, we cannot provide any assurances that all of our beneficial owners who are PRC residents will continue to make, obtain or amend any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident beneficial owners to comply with the registration procedures set forth therein may subject us to fines and legal sanctions, restrict our cross-border investment activities, or limit our ability to contribute additional capital into our PRC subsidiaries, or limit our PRC subsidiaries’ ability to pay dividends or make other distributions to our company or otherwise adversely affect our business. Moreover, failure to comply with the SAFE registration requirements could result in liability under PRC laws for evasion of foreign exchange restrictions.

Foreign Exchange Registration of Employee Stock Incentive Plans

In February 2012, SAFE issued the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE in March 2007. Under the Stock Option Rules, a PRC entity’s directors, supervisors, senior management officers, other staff or individuals who have an employment or labor relationship with a Chinese entity and are granted stock options by an overseas publicly listed company are required, through a qualified PRC domestic agent which could be a PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. Such PRC resident participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. The PRC agent shall, among other things, file on behalf of such PRC resident participants an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the exercise or sale of stock options or stock such participants hold. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material aspects. Such participating PRC residents’ foreign exchange income received from the sale of stock and dividends distributed by the overseas publicly-listed company must be fully remitted into a PRC collective foreign currency account opened and managed by the PRC agent before distribution to such participants. We and our PRC resident employees who have been granted stock options or other share-based incentives of our company are subject to the Stock Option Rules as our company has become an overseas listed company upon the completion of initial public offering. If we or our PRC resident participants fail to comply with these regulations in the future, we and/or our PRC resident participants may be subject to fines and legal sanctions.

Regulations relating to Dividend Distributions

Under applicable regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in the PRC is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. These reserve funds, however, may not be distributed as cash dividends.

C.                                    Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and variable interest entities as of the date hereof.

Notes:

(1)         Beijing Yisheng Leju Information Services Co., Ltd., or Beijing Leju, is a variable interest entity established in China in 2008 and is 80% owned by Mr. Xudong Zhu and 20% owned by Mr. Zuyu Ding, and each of Shanghai Yi Xin E-Commerce Co., Ltd., or Shanghai Yi Xin and Beijing Jiajujiu E-Commerce Co., Ltd., or Beijing Jiajujiu is a variable interest entity established in China in 2011 and is 70% owned by Mr. Zuyu Ding and 30% owned by Mr. Weijie Ma. We effectively control Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu through contractual arrangements. See more information below in this section.

The registered business scope of each of Shanghai Yi Yue, Leju IT, Shanghai SINA Leju, Shanghai Fangxin and Beijing Maiteng contains the business of development of computer software, which falls in the encouraged category for foreign investment in the new Foreign Investment Industrial Guidance Catalogue that became effective on April 10, 2015. The registered business scope of each of City Rehouse and all its subsidiaries contains the business of real estate brokerage service which was removed from the restricted category for foreign investment in the new Foreign Investment Industrial Guidance Catalogue. Therefore, the business of real estate brokerage service now fall in the permitted category for foreign investment under PRC law, along with the other businesses listed in the registered business scope of each of Shanghai Yi Yue, Leju IT,  Shanghai SINA Leju, Shanghai Fangxin, Beijing Maiteng, and City Rehouse and all its subsidiaries, which are not listed in the new Foreign Investment Industrial Guidance Catalogue.

PRC laws and regulations currently prohibit foreign investors from holding more than 50% of a foreign-invested telecommunications enterprise that provides commercial internet information services, which are one type of value-added telecommunications services. In addition, PRC laws and regulations currently do not allow foreign entities with less than two years of direct experience operating an advertising business outside of China to invest in an advertising business in China. Because of such restriction, our internet information services and advertising services activities are conducted through consolidated variable interest entities in China, namely Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu, or the consolidated variable interest entities.

We have entered into, through our PRC subsidiaries, Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng, a series of contractual arrangements with Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective shareholders. These contractual arrangements enable us to (i) direct the activities that most significantly affect the economic performance of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their subsidiaries and branches; (ii) receive substantially all of the economic benefits from the three consolidated variable interest entities and their subsidiaries in consideration for the services provided by our PRC subsidiaries; and (iii) have an exclusive option to purchase all or part of the equity interests in the consolidated variable interest entities, when and to the extent permitted by PRC law, or request any existing shareholder of the consolidated variable interest entities to transfer all or part of the equity interest in the consolidated variable interest entities to another PRC person or entity designated by us at any time in our discretion.

As a result of these contractual arrangements, we, through our PRC subsidiaries, have become the primary beneficiary of these PRC entities and account for them as variable interest entities, and consolidate the financial results of these entities into our financial statements in accordance with U.S. GAAP. Substantially all of our revenues are derived from our consolidated variable interest entities and we rely on dividends and service fees paid to us by our PRC subsidiaries and our consolidated variable interest entities in China. Entities apart from our consolidated variable interest entities contributed in aggregate 4.7%, 5.7% and 2.3% of our total net revenues in 2012, 2013 and 2014, respectively. Our operations not conducted through contractual arrangements with the consolidated variable interest entities primarily consist of outsourcing arrangements business, support services for online advertising business and agency services included with our e-commerce business. In 2012, 2013 and 2014, the total amount of service fees that our PRC subsidiaries received from our consolidated variable interest entities under all the service agreements between our PRC subsidiaries and consolidated variable interest entities was $7.6 million, $24.5 million and $35.0 million, respectively. As of December 31, 2014, the amount of service fees payable to us by the consolidated variable interest entities was $112.1 million.

The following is a summary of the currently effective contractual arrangements relating to the consolidated variable interest entities:

Agreements that Provide Us with Effective Control over the consolidated variable interest entities

Exclusive Call Option Agreement.    Our wholly owned indirect subsidiary, Shanghai SINA Leju, has entered into an exclusive call option agreement with our variable interest entity, Beijing Leju, and its shareholders. Our wholly owned indirect subsidiary, Shanghai Yi Yue, has entered into an exclusive call option agreement with our variable interest entity, Shanghai Yi Xin, and its shareholders. Our PRC subsidiary, Beijing Maiteng, has entered into an exclusive call option agreement with our variable interest entity, Beijing Jiajujiu, and its shareholders. In each case, under the exclusive call option agreement each shareholder of the applicable variable interest entity has granted an irrevocable and unconditional option to the applicable PRC subsidiary of our Company that will entitle such PRC subsidiary or its designated entity or individual to acquire all or part of the equity interests held by such shareholders in such variable interest entity at its sole discretion, to the extent as permitted by the then-effective PRC laws and regulations. The consideration for such acquisition of all equity interests in the applicable variable interest entity will be equal to the registered capital of such variable interest entity, and if there is any limitation imposed by PRC law that requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. In addition, each such variable interest entity has irrevocably and unconditionally granted the applicable PRC subsidiary of our Company an exclusive option to purchase, to the extent permitted under the PRC law, all or part of the assets of such variable interest entity. The exercise price for purchasing the assets of such variable interest entity will be equal to the book value of such assets unless otherwise required by the PRC law. The call option may be exercised by the applicable PRC subsidiary of our Company or any third party designated by it. Each exclusive call option agreement will terminate after all the equity interests and assets of the applicable variable interest entity subject to the call option under such agreement have been transferred to the applicable PRC subsidiary of our Company or its designated third party pursuant to the terms and conditions of such agreement. Each of Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng is entitled to terminate the applicable exclusive call option agreement if any of the applicable consolidated variable interest entity or its shareholders materially breaches the agreement and fails to rectify the breach within a reasonable period or within ten days upon written request from Shanghai SINA Leju, Shanghai Yi Yue or Beijing Maiteng, as applicable. The applicable consolidated variable interest entity and its shareholders are not entitled to terminate the agreement early unless otherwise provided by PRC law.

Loan Agreement.    Pursuant to a loan agreement among Shanghai SINA Leju, Mr. Xudong Zhu and Mr. Zuyu Ding, Shanghai SINA Leju granted an interest-free loan of RMB8.0 million to Mr. Xudong Zhu and RMB2.0 million to Mr. Zuyu Ding, respectively, solely for their capital contribution to or purchase of equity interests in Beijing Leju. Pursuant to a loan agreement among Shanghai Yi Yue, Mr. Zuyu Ding and Mr. Weijie Ma, Shanghai Yi Yue granted an interest-free loan of RMB10.5 million to Zuyu Ding and RMB4.5 million to Weijie Ma, respectively, solely for their capital contribution to Shanghai Yi Xin. Pursuant to a loan agreement among Beijing Maiteng, Mr. Zuyu Ding and Mr. Weijie Ma, Beijing Maiteng granted an interest-free loan of RMB10.5 million to Zuyu Ding and RMB4.5 million to Weijie Ma, respectively, solely for their capital contribution to Beijing Jiajujiu. Each loan under each loan agreement has a term starting from the date when the applicable lender provides such loan to the applicable borrower and ending on the earliest of (i) the twentieth anniversary of the signing date of such loan agreement; (ii) the expiry date of the applicable lender’s business operation term (including any extension of such term); or (iii) the expiry date of the applicable consolidated variable interest entity’s business operation term (including any extension of such term). None of the loan agreements includes a provision for early termination by any party.

Shareholder Voting Rights Proxy Agreement.    Our wholly owned indirect subsidiary, Shanghai SINA Leju, has entered into a shareholder voting rights proxy agreement with our variable interest entity, Beijing Leju, and its shareholders. Our wholly owned indirect subsidiary, Shanghai Yi Yue, has entered into a shareholder voting rights proxy agreement with our variable interest entity, Shanghai Yi Xin, and its shareholders. Our PRC subsidiary, Beijing Maiteng, has entered into a shareholder voting rights proxy agreement with our variable interest entity, Beijing Jiajujiu, and its shareholders. Under each shareholder voting rights proxy agreement, the shareholders of each variable interest entity have granted to any person designated by the applicable PRC subsidiary of our Company the power to exercise all voting rights to which such shareholder is then entitled as a shareholder of the applicable variable interest entity. Each shareholder voting rights proxy agreement has a term of twenty years. If the applicable PRC subsidiary requests for extension of the term by written notice to the other parties to such agreement thirty days in advance, the term of such agreement shall automatically extend for one year after the expiry of the original term, and such extension mechanism shall continue to apply to any extended term of such agreement. Each of Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng is entitled to terminate the applicable shareholder voting rights proxy agreement if any of the applicable consolidated variable interest entity or its shareholders materially breaches the agreement and fails to rectify the breach within a reasonable period or within ten days upon written request from Shanghai SINA Leju, Shanghai Yi Yue or Beijing Maiteng, as applicable. The applicable consolidated variable interest entity and its shareholders are not entitled to terminate this agreement early unless otherwise provided by PRC law.

Equity Pledge Agreement.    Our wholly owned indirect subsidiary, Shanghai SINA Leju, has entered into an equity pledge agreement with our variable interest entity, Beijing Leju, and its shareholders. Our wholly owned indirect subsidiary, Shanghai Yi Yue, has entered into an equity pledge agreement with our variable interest entity, Shanghai Yi Xin, and its shareholders. Our PRC subsidiary, Beijing Maiteng, has entered into an equity pledge agreement with our variable interest entity, Beijing Jiajujiu, and its shareholders. Under each such equity pledge agreement, all of the equity interest in the applicable variable interest entity is pledged to the applicable PRC subsidiary of our Company to guarantee the performance of the obligations of such variable interest entity and its shareholders under the relevant exclusive call option agreement, loan agreement, shareholder voting rights proxy agreement and in the case of Beijing Leju, the exclusive technical support agreement. If any of the variable interest entity or their respective shareholders were to breach its or such shareholder’s contractual obligations, as the case may be, the applicable PRC subsidiary of our Company, as pledgee, would be entitled to certain rights, including the right to sell the pledged equity interests and to be compensated from the sales proceeds in priority. Furthermore, each shareholder of each variable interest entity has agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their equity interest in such variable interest entity without the prior written consent of the applicable PRC subsidiary of our Company. The equity pledge rights of each of our PRC subsidiaries under the equity pledge agreement will expire when the applicable variable interest entity and its shareholders have fully performed their respective obligations under each of the above agreements. None of the equity pledge agreements includes a provision for early termination by any party.

Agreements that Transfer Economic Benefits of the consolidated variable interest entities to Us

Exclusive Technical Support Agreement.    Our wholly owned indirect subsidiary, Shanghai SINA Leju, has entered into an exclusive technical support agreement with our variable interest entity, Beijing Leju. Our wholly owned indirect subsidiary, Shanghai Yi Yue, has entered into an exclusive technical support agreement with our variable interest entity, Shanghai Yi Xin. Our PRC subsidiary, Beijing Maiteng, has entered into an exclusive technical support agreement with our variable interest entity, Beijing Jiajujiu. Pursuant to each such exclusive technical support agreement the applicable PRC subsidiary of our Company provides the applicable variable interest entity with a series of technical support services and is entitled to receive related fees. Each exclusive technical support agreement will expire upon dissolution of the applicable variable interest entity. Each of Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng is entitled to terminate the applicable exclusive technical support agreement early if (i) the applicable consolidated variable interest entity breaches the agreement, and within 30 days upon written notice, fails to rectify its breach, take sufficient, effective and timely measures to eliminate the effects of breach, and compensate for any losses incurred by the breach; (ii) the applicable consolidated variable interest entity is bankrupt or is subject to any liquidation procedures and such procedures are not revoked within seven days; or (iii) due to any event of force majeure, the applicable consolidated variable interest entity’s failure to perform its obligations under the agreement lasts for over 20 days. Except as provided in the preceding sentence, each of Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng is entitled to terminate the agreement early at any time by sending a written notice 20 days in advance, for any reason. None of the exclusive technical support agreements includes a provision for early termination by any consolidated variable interest entity. Unless expressly provided by this agreement, without prior written consent of the applicable PRC subsidiary of our Company, the applicable variable interest entity may not engage any third party to provide the services offered by such PRC subsidiary under this agreement.

In the opinion of Fangda Partners, our PRC legal counsel:

•                                          The ownership structures of Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu described above are in compliance with existing PRC laws and regulations; and

•                                          Each of the contractual arrangements described above, in each case governed by PRC law, is valid and binding and enforceable in accordance with their respective terms based on currently effective PRC laws and regulations, and do not violate PRC laws or regulations currently in effect.

However, as advised by Fangda Partners, our PRC legal counsel, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws, rules and regulations, and accordingly, there can be no assurance that the PRC regulatory authorities will not ultimately take a contrary view from that of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC regulatory authorities determine that our contractual arrangements for operating our internet and advertising business in China do not comply with PRC government restrictions on foreign investment in such industries, we could be subject to severe penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our advertising services business and online real estate business in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the internet information service industry, we could be subject to severe penalties” and “—Our ability to enforce the equity pledge agreements between us and the shareholders of Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu may be subject to limitations based on PRC laws and regulations.” In addition, see “Item 3. Key Information — D. Risk Factors - Risks Related to Doing Business In China - Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

D.                                    Property, Plants and Equipment

Our principal executive offices are located at Beijing Shoudong International Plaza, with approximately 5,663 square meters of office space. Our headquarters has been at this location since January 2012. As of December 31, 2014, we leased properties with an aggregate gross floor area of approximately 43,950 square meters for our 53 local offices across China and at our Hong Kong office. Our leased properties mainly consist of office premises, a portion of which are leased from related parties. We believe our existing leased premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

ITEM 4A.     UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.                                    Operating Results

Overview

We are a leading O2O real estate services provider in China. We offer real estate e-commerce, online advertising and online listing services through our online platform, which comprises local websites covering over 250 cities and various mobile applications. We integrate our online platform with complementary offline services to facilitate residential property transactions. In addition to our own websites, we also operate various real estate and home furnishing websites of SINA and Baidu. Moreover, we operate official accounts on various mobile platforms, including over 50,000 on Weibo and 70,000 on Weixin, as well as over 18,000 on Baidu Connect.

E-Commerce. We offer e-commerce services primarily in connection with new residential property sales. Our O2O services for new residential properties include selling discount coupons and facilitating online property viewing, physical property visits and pre-sale customer support. We earn revenue primarily from the sale of discount coupons used for property purchases. Our revenues from e-commerce services in 2012, 2013 and 2014 were $27.0 million, $170.2 million and $326.7 million, respectively, representing 15.8%, 50.7% and 65.9%, respectively, of our total revenues for those periods.

Online Advertising. We sell advertising primarily on the SINA and Baidu new residential properties and home furnishing websites, each of which is operated by us. In addition, we are the exclusive advertising agent for the SINA home page and non-real estate websites with respect to advertising sold to real estate and home furnishing advertisers. We also have the exclusive right to sell Baidu’s Brand-Link product within the real estate industry. Our revenues from online advertising services in 2012, 2013 and 2014 were $138.8 million, $145.4 million and $155.1 million, respectively, representing 81.0%, 43.4% and 31.2%, respectively, of our total revenues for those periods.

Listing. We offer fee-based online property listing services to real estate agents and free services to individual property sellers. We operate the SINA and Baidu real estate websites for listings of existing residential properties for sale or lease. Our revenues from listing services in 2012, 2013 and 2014 were $5.5 million, $19.8 million and $14.3 million, respectively, representing 3.2%, 5.9% and 2.9%, respectively, of our total revenues for those periods.

We have experienced substantial growth in recent years. Our total revenues have increased from $171.3 million in 2012 to $335.4 million in 2013 and to $496.0 million in 2014. We incurred net losses of $43.8 million in 2012, and generated net income of $42.7 million and $66.7 million in 2013 and 2014, respectively. We had adjusted net loss of $9.6 million in 2012, and adjusted net income of $63.4 million and $90.9 million in 2013 and 2014, respectively. Substantially all of our operations are in China. For information regarding adjusted net income (loss), see “Selected Consolidated Financial Data—Non-GAAP Financial Measures”.

Significant Factors Affecting Our Results of Operations

The PRC real estate industry

Our results of operations have been, and are expected to continue to be, affected by the general performance of China’s real estate industry. Conditions in China’s real estate industry have a significant impact on each of our business segments, and in particular on our new home business, which relies significantly on the volume of new property launches by property developments and market transaction volume. The following factors typically have a significant impact on China’s real estate industry:

•                  Economic growth, speed of urbanization and demand for residential and commercial properties in China. China’s economic growth has been primarily concentrated in China’s urban areas, and economic growth, higher standards of living, population growth and urbanization are primary drivers of demand for the purchase or rental of residential properties. Because we focus on China’s urban areas, China’s economic growth and urbanization are important to our operations. The PRC property industry is dependent on the overall economic growth in China and the associated demand for residential properties.

•                  Government policies. The PRC government exercises considerable direct and indirect influence over the real estate industry through its policies and other economic measures. The PRC government regulates real estate purchases and taxation associated with real estate transactions. For greater detail see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business is susceptible to fluctuations in China’s real estate industry, which may materially and adversely affect our results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business may be materially and adversely affected by government measures aimed at China’s real estate industry.” The imposition of new policies, laws and regulations, or changes to current polices, laws and regulations, could have a material impact on the real estate market in China, which would affect our business, financial condition and results of operations.

•                  Availability and cost of credit. The availability and cost of credit have a substantial effect on customers’ ability to purchase properties and the prices they can afford to pay. This impacts the number of properties that developers are able to market and sell, which is a significant factor affecting our results of operations. The PRC government regulates the proportion of the purchase price of a property that may be financed with credit and the price of credit is generally a function of benchmark interest rates. To the extent that fluctuations in interest rates or regulatory changes impact the availability and cost of financing for property purchases, conditions in the real estate industry, and our results of operations, would be affected.

•                  Supply of new residential real estate projects. The growth of the PRC real estate industry depends largely on the launch of new residential real estate projects at affordable prices. Factors such as the overall economy, competition and government land policies can affect the price and availability of new projects. The PRC government and relevant local authorities control various aspects of new projects, including the amount and cost of land for development, each of which affects the supply of new developments and our results of operations.

The PRC internet industry

We are an internet company and a majority of our revenue is generated from our e-commerce and online advertising services provided on our websites. Therefore, our results of operations are heavily dependent on the continued development of China’s internet industry. The internet has emerged as an increasingly attractive and cost-effective advertising channel in China. However, the internet industry in China is heavily regulated. PRC laws, rules and regulations cover virtually every aspect of the internet industry, including entry into the industry, the scope of permissible business activities and foreign investment. Furthermore, the PRC government levies business taxes, value-added taxes, surcharges and cultural construction fees on advertising-related sales in China, such as sales of our e-commerce, online advertising, listing and other value-added services. In addition, because certain of our PRC subsidiaries and consolidated variable interest entities currently qualify as “high and new technology enterprises,” they enjoy tax holidays from the relevant PRC tax authorities or under local governmental policies. The imposition of new laws and regulations, or changes to current laws and regulations, could have a material impact on our business, financial condition and results of operations.

Our ability to innovate and market acceptance of our e-commerce services

We operate in a competitive industry and the extent to which we are able to provide innovative e-commerce services that are attractive to developers and prospective property purchasers has a material effect on our results of operations. For example, we pioneered e-commerce services in China’s real estate market in April 2011 by offering online auctions as a promotional tool for our partner developers. In early 2012, we introduced property price discount coupons as a means of generating buyers for our partner developers in conjunction with online advertising and offline customer origination. In November 2013, we formed a strategic partnership with CITIC, pursuant to which CITIC introduced Leju Loan through our online platform. Our results of operations will continue to be significantly affected by the extent to which our evolving e-commerce services, including any future innovations that we may introduce, achieve success in the market.

Our ability to maintain and expand our online platform

Consumers are able to access our services through various websites and mobile applications, our telephone call center and at property showrooms and other physical locations. Our internet presence includes local websites across China that we either operate directly or outsource to local outsourcing partners. We operate a variety of websites pursuant to our arrangements with SINA and Baidu. Since many of our customers in our new home business are one-time property buyers, we depend on our online platform as a key driver for bringing in new business. The costs of maintaining and expanding our online platform in order to continue to reach a broad base of customers, and our ability to maintain our relationships with SINA and Baidu, has a significant effect on our results of operations.

Our ability to compete effectively

We face competition in each of our main business activities. We compete with other e-commerce providers for market share in key markets, relationships with developers and for the acquisition of web traffic. We compete for talent with other online businesses and to a lesser extent with traditional businesses. Our industry has become increasingly competitive, and such competition may continue to intensify in future periods. As the barriers to entry for establishing internet-based businesses are typically low, it is possible for new entrants to emerge and rapidly scale up their operations. We expect additional companies to enter the online real estate and home-related internet service industry in China and a wider range of online services in this area to be introduced.

Our ability to expand into new geographic areas in China

A majority of our revenues is concentrated in China’s major urban centers including Beijing, Shanghai, Guangzhou and Tianjin. We expect them to continue to represent a significant portion of our revenues in the near term. We also plan to expand into new geographic areas and sectors and increase our market share in areas and sectors where we currently operate. As of December 31, 2014, we had established real estate-related content, search services, marketing and listing coverage of over 250 cities across China. Our ability to succeed in newly penetrated cities and cities where we intend to increase our presence will have a substantial impact on our results of operations, and we may incur significant additional operating expenses, including hiring new sales and other personnel, in order to expand our operations.

Selected Statement of Operations Items

Revenues

E-commerce. Our e-commerce revenues are principally generated from selling discount coupons to potential property buyers. The discount coupon allows a buyer to purchase specified properties from real estate developers at a discount greater than the price that we charge for the coupon. We recognize such e-commerce revenues upon obtaining confirmation that the discount coupon has been redeemed to purchase a property.

Online advertising. Revenues from online advertising services are generated principally from online advertising arrangements, sponsorship arrangements, and to a lesser extent, outsourcing arrangements and keyword advertising arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of the websites we operate, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display. Sponsorship arrangements allow advertisers to sponsor a particular area on our websites in exchange for a fixed payment over the contract period. Advertising revenues from sponsorship arrangements are recognized ratably over the contract period. We also generate online advertising revenues from outsourcing certain regional sites for a fixed period of time to local outsourcing partners. In such cases, we earn a fixed advertising fee payable by the local outsourcing partner, which is responsible for website operation and advertising sale and is entitled to retain the fees generated by advertising sales. Our fixed fee is recognized ratably over the term of the contract. Keyword advertising revenues are recognized ratably over the contract period.

Listing. We provide online property listing services to secondary brokers and individual property sellers. Listing services entitle secondary brokers to post and make changes to information for properties in a particular area on the website for a specified period of time, in exchange for a fixed fee. Listing revenues are recognized ratably over the contract period of display.

Deferred revenues are recognized when payments are received in advance of revenue recognition.

Cost of revenues

Cost of revenues consists of costs associated with the operation of our websites, which includes fees paid to third parties for internet connection, internet content and services, editorial personnel related cost, amortization of intangible assets that relate to internet content, including our real estate advertising agreement with SINA, and the discounted present value of our payments for exclusive rights with Baidu; depreciation associated with website production equipment and fees paid to SINA for advertising on non-real estate SINA websites.

Selling, general and administrative expenses

Selling, general and administrative expenses comprise marketing expenses, compensation and benefits for personnel other than editorial personnel, expenses of third-party professional services, rental payments relating to office and administrative functions and depreciation, amortization of property and equipment used in our corporate offices and other administrative expenses. Our selling, general and administrative expenses also include amortization of intangible assets that do not relate to internet content, including our license agreement with SINA. Selling general and administrative expenses also include bad debt expenses. Bad debt can result from developer customers not paying amounts owing to us for services rendered and in cases where third parties to whom we outsource certain websites fail to pay fixed fees owed to us.

Marketing and advertising expenses consist primarily of targeted online and offline marketing costs for the promotion of our e-commerce projects and the building of our brand, such as Leju property visit, sponsored marketing campaigns, online or print advertising, public relations and sponsored events. We expense all marketing and advertising costs as incurred and record these costs as part of the selling, general and administrative expenses. Our direct marketing activities are intended to attract subscribers for the online advertising services and potential property buyers to purchase the discount coupons.

Share-based compensation expense

In 2014 and 2013 a portion of, and in 2012 all of, our share-based compensation expense related to E-House’s allocation to us of share-based compensation expenses of their senior management. These allocations were made using a proportional cost allocation method and were based on revenues, headcount as well as estimates of actual time spent on the provision of services attributable to our company.

In November 2013, we adopted a share incentive plan, or the Leju Plan, which allows us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of shares that may be issued pursuant to all awards under the Leju Plan is 10,434,783 ordinary shares initially, and will be increased automatically by 5% of the then total outstanding shares on an as-converted fully diluted basis on each of the third, sixth and ninth anniversaries of the effective date of the Leju Plan.

On December 1, 2013, we granted options to certain of our employees and certain of E-House’s employees for the purchase of 7,192,000 ordinary shares at an exercise price of $4.60 per share, pursuant to our share incentive plan. The options expire ten years from the date of grant. The options vest ratably at each grant date anniversary over a period of three years. The grant-date fair value of the options granted was $2.21 per share. On December 16, 2013, we replaced 600,000 options granted to two of our directors with the same number of restricted shares, with all other substantive terms remaining unchanged. On January 21, 2014, we replaced 60,000 options granted to one E-House employee with the same number of restricted shares, with all other substantive terms remaining unchanged. There is no incremental compensation cost from the replacement.

On March 18, 2014, we granted 866,000 restricted shares to certain of our employees and independent directors. The restricted shares vest ratably at each grant date anniversary over a period of three years.

On August 21, 2014, we granted 229,400 restricted shares to certain of our employees. These restricted shares have fully vested on April 21, 2015.

As of March 31, 2015, the aggregate number of our ordinary shares underlying outstanding options granted under the Leju Plan is 5,897,635 and the aggregated number of outstanding restricted shares granted under the Leju Plan is 1,230,136.

In 2014, we recorded compensation expenses of $8.3 million for the options and restricted shares granted to our employees and directors under the Leju Plan, and $1.1 million in dividends to E-House for the options and restricted shares granted to employees and directors of E-House under the Leju Plan. As of December 31, 2014, we had $18.4 million of total unrecognized compensation expenses related to unvested share options and restricted shares granted under the Leju Plan, which we expect to be recognize over a weighted-average period of 1.9 years.

Other Operating Income

Our other operating income primarily relates to cash subsidies received by our subsidiaries in the PRC from local governments to encourage us to operate in certain local districts.

Interest Income

We earn interest income primarily from bank deposits.

Other loss, net

Other loss (net) relates to amortized discounts relating to liability for our exclusive rights purchased from Baidu, in addition to foreign exchange loss/(gain).

Our reporting currency is the U.S. dollar, while certain of our subsidiaries have functional currencies other than the U.S. dollar, such as the Renminbi and Hong Kong dollar. Transactions in other currencies are recorded at the rates of exchange prevailing when the transactions occur. Transaction gains and losses are recognized in the consolidated statements of operations.

Income Tax

We are incorporated in the Cayman Islands as an exempted company. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands. Our subsidiaries in the British Virgin Islands are not subject to income or capital gains tax in the British Virgin Islands. Our subsidiaries in Hong Kong are subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations.

The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. In addition, the EIT Law also provides a five-year transitional period starting from its effective date for those enterprises that were established before March 16, 2007, the date of promulgation of the EIT Law, and that were entitled to preferential income tax rates under the then effective tax laws or regulations.

Shanghai SINA Leju and Shanghai Fangxin, our subsidiaries in China, were granted software enterprise status, which qualifies these companies for certain tax exemptions. Shanghai SINA Leju is exempt from 100% of income taxes for 2009 and has a 50% income tax rate reduction to 12.5% from 2010 through 2012. Shanghai Fangxin is exempt from 100% of income taxes for 2012 and 2013 and has a 50% reduction in its income tax rate, or a rate of 12.5%, from 2014 through 2016. Shanghai SINA Leju was designated a High and New Technology Enterprise entitled to a favorable statutory tax rate of 15% for 2013 and 2014, and is currently reapplying for the high and new technology enterprise certificate to extend the preferential tax treatment to 2017.

We have a tax benefit due to losses incurred in past years. Under PRC tax law we are permitted to carry forward losses for up to five years. We may have a tax benefit for periods for which we were profitable on a consolidated basis to the extent our consolidated entities that incurred losses during the period were subject to income tax at a higher effective tax rate as compared with consolidated entities that earned profits during the period.

Under the EIT Law, dividends payable to a non-PRC resident enterprise from our PRC subsidiaries are subject to a withholding tax which may be as high as 20%, although under the detailed implementation rules of the EIT Law promulgated by the PRC authorities the effective withholding tax is currently 10%. Dividends of PRC subsidiaries that are directly held by Hong Kong entities may benefit from a reduced withholding tax rate of 5% pursuant to the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, subject to the approval from the relevant local branch of the State Administration of Taxation in accordance with the Administrative Measures on Tax Treaty Treatment of Nonresidents (Trial) and other relevant tax rules. Our Hong Kong subsidiaries have not sought approval for such preferential withholding tax rate, given that no dividends have been paid by their respective PRC subsidiaries. Dividends from our Hong Kong subsidiaries are exempt from withholding tax. Dividend payments are not subject to withholding tax in the British Virgin Islands or the Cayman Islands.

Under the EIT Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the EIT Law, “de facto management bodies” are defined as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. We cannot assure you that we will not be deemed to be a PRC resident enterprise under the EIT Law and be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes or we may be subject to PRC taxation on our worldwide income, and dividends distributed to our investors may be subject to PRC withholding taxes under the EIT Law and our investors may be subject to PRC withholding tax on the transfer of our ordinary shares or ADSs.”

Loss from equity in affiliates

Affiliate companies are entities over which we have significant influence but do not control. Investment in affiliates is accounted for using the equity method of accounting. Under this method, our share of the post-acquisition profits or loss of affiliated companies is recognized as income/(loss) from equity in affiliates in the income statement.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest relates to the minority interest in non-wholly-owned subsidiaries that we consolidate.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2012	2013	2014
	(in thousands of $, except share and per share data)
Revenues:
E-commerce	26,996	170,205	326,680
Online advertising	138,767	145,445	155,050
Listing	5,533	19,772	14,293
Total revenues	171,296	335,422	496,023
Cost of revenues	(54,118)	(63,991)	(51,130)
Selling, general and administrative expenses	(163,535)	(226,143)	(366,342)
Goodwill impairment charge	—	—	—
Other operating income	153	600	2,526
Income (loss) from operations	(46,203)	45,888	81,077
Interest income	257	1,082	1,316
Other income (loss), net	(1,979)	(1,185)	36
Income (Loss) before taxes and equity in affiliates	(47,926)	45,785	82,429
Income tax benefit (expense)	4,077	(3,066)	(15,546)
Income (Loss) before equity in affiliates	(43,849)	42,719	66,883
Loss from equity in affiliates	(1)	(69)	(224)
Net income (loss)	(43,849)	42,650	66,659
Less: Net income attributable to non-controlling interest	910	125	138
Net income (loss) attributable to Leju shareholders	(44,759)	(42,524)	66,521

Earnings (loss) per share:
Basic	(0.37)	(0.35)	0.51
Diluted	(0.37)	(0.35)	0.50
Weighted average numbers of shares used in computation:
Basic	120,000,000	120,000,000	129,320,666
Diluted	120,000,000	120,000,000	132,502,100

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Total revenues. Total revenues increased 47.9% to $496.0 million in 2014 from $335.4 million in 2013, primarily due to increased revenues from our e-commerce business. E-commerce revenues increased 91.9% to $326.7 million in 2014 from $170.2 million in 2013 primarily due to a substantial increase in discount coupon redeemed as a result of the expansion of our e-commerce business through partnerships with more property developers. We began to sell discount coupons in the first quarter of 2012 and this business grew substantially in 2013 and 2014. We sold a total of 323,495 discount coupons in 2014, 219,557 of which were redeemed. Online advertising revenues increased 6.6% to $155.1 million in 2014 from $145.4 million in 2013 primarily due to increased revenues from our new home and home furnishing channels. Listing revenues decreased 27.7% to $14.3 million in 2014 from $19.8 million in 2013 primarily due to slowdown in the market of secondary home sales.

Cost of revenues. Cost of revenues decreased 20.1% to $51.1 million in 2014 from $64.0 million in 2013 primarily due to decreased fees paid to third parties for services in connection with our listing business and decreased amortization expenses of intangible assets related to internet content.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 62.0% to $366.3 million in 2014 from $226.1 million in 2013 primarily due to increased marketing expenses related to the growth of our e-commerce business, as well as increased staff costs and bonuses resulting from increased headcount and improved profits.

Other operating income. Other operating income was $2.5 million in 2014, compared to $0.6 million in 2013, due to increased cash subsidies received from local governments.

Income (loss) from operations. As a result of the foregoing, our income from operations was $81.1 million in 2014, compared to $45.9 million in 2013.

Interest income. Interest income was $1.3 million in 2014, compared to $1.1 million in 2013, due to increased funds on deposit.

Other income (loss), net. We had other net income of $0.04 million in 2014, compared to other net loss of $1.2 million in 2013 due to a foreign exchange gain of $0.09 in 2014, partially offset by a 94.3% reduction in amortized discounts related to liability for exclusive rights with Baidu to $0.05 million in 2014 from $0.9 million in 2013 resulting from a decrease in the balance payable to Baidu as a result of installments paid and an extended period for exclusive rights.

Income tax expense. Income tax expense was $15.5 million 2014, compared to $3.1 million in 2013, due to increased income before taxes and equity in affiliates to $82.4 million in 2014 from $45.8 million in 2013, and decreased preferential tax treatment received by a major subsidiary, which was exempted from income tax in 2013 and entitled to a 50% reduction in 2014.

Net income. As a result of the foregoing, our net income increased by 56.3% to $66.7 million in 2014 from $42.7 million in 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Total revenues. Total revenues increased 95.8% to $335.4 million in 2013 from $171.3 million in 2012, primarily due to increased revenues from our e-commerce business. E-commerce revenues increased 530.5% to $170.2 million in 2013 from $27.0 million in 2012 primarily due to a substantial increase in discount coupon sales as a result of the expansion of our e-commerce business through partnerships with more property developers. We began to sell discount coupons in the first quarter of 2012 and this business grew substantially in 2013. We sold a total of 231,008 discount coupons in 2013, 136,106 of which were redeemed. Online advertising revenues increased 4.8% to $145.4 million in 2013 from $138.8 million in 2012 primarily due to an increase in the volume of advertising sold. Listing revenues increased 257.4% to $19.8 million in 2013 from $5.5 million in 2012 primarily due to wider customer reach and an improved fee structure.

Cost of revenues. Cost of revenues increased 18.2% to $64.0 million in 2013 from $54.1 million in 2012 primarily due to increased fees paid to third parties for internet content and services in connection with our listing business since the fourth quarter of 2012, and increased editorial personnel headcount.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 38.3% to $226.1 million in 2013 from $163.5 million in 2012 primarily due to a 114.6% increase in marketing expenses to $96.3 million in 2013 from $44.9 million in 2012 resulting primarily from marketing events relating to our e-commerce business, in addition to increased salary and welfare expenses resulting from increased headcount, increased commission expenses resulting from improved sales, and increased bonus expenses resulting from improved profit. These effects were partially offset by a decrease in share-based compensation expenses following the full vesting of a portion of E-House options in 2012 and 2013 that were allocated to Leju.

Other operating income. Other operating income was $0.6 million in 2013, compared to $0.2 million in 2012, due to increased cash subsidies received from local governments.

Income (loss) from operations. As a result of the foregoing, our income from operations was $45.9 million in 2013 compared to loss from operations of $46.2 million in 2012.

Interest income. Interest income was $1.1 million in 2013, compared to $0.3 million in 2012, due to increased funds on deposit and increased interest rates resulting from an increase in the average term of deposits.

Other loss, net. We had other net loss of $1.2 million in 2013, compared to $2.0 million in 2012, due to a 50.3% reduction in amortized discounts related to liability for exclusive rights with Baidu to $0.9 million in 2013 from $1.9 million in 2012 resulting from a decrease in the balance payable to Baidu as a result of installments paid and an extended period for exclusive rights, as well as a foreign exchange loss of $0.2 million in 2013.

Income tax benefit (expense). Income tax expense was $3.1 million in 2013, compared to income tax benefits of $4.1 million in 2012, due to income before taxes and equity in affiliates of $45.8 million in 2013 compared with a loss before taxes and equity in affiliates of $47.9 million in 2012.

Net income (loss). As a result of the foregoing, we had a net income of $42.7 million in 2013 compared to a net loss of $43.8 million in 2012.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue Recognition

We recognize revenue when there is persuasive evidence of an arrangement, service has been rendered, the sales price is fixed or determinable and collectability is reasonably assured. Revenues are recorded, net of sales related taxes.

We generate online real estate revenues principally from e-commerce, online advertising, and listing services.

We offer e-commerce services primarily in connection with our O2O services for new residential properties, including facilitating property viewing, pre-sale customer support, discount coupon advertising, and online property auctions. Property viewing and pre-sale customer support are supporting services provided free of charge in connection with discount coupon sales and online property auctions. We earn revenue primarily from the sale of discount coupons used for property purchases. Those discount coupons allow buyers to purchase specified properties from real estate developers at discounts greater than the purchase price of the discount coupons charged by us. The discount coupons are refundable at any time before they are redeemed by the buyer to purchase the specified properties. We recognize such e-commerce revenues upon obtaining confirmation letters that prove the use of coupons by property buyers, and when collections of the revenue from sales of discount coupons are reasonably assured. Revenues are recognized based on the net proceeds received.

Revenue from online advertising services is generated principally from online advertising arrangements, sponsorship arrangements, and to a lesser extent, outsourcing arrangements, and keyword advertising arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of the websites we operate, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when collectability is reasonably assured. Sponsorship arrangements allow advertisers to sponsor a particular area on our websites in exchange for a fixed payment over the contract period. Advertising revenues from sponsorship arrangements are recognized ratably over the contract period. We also generate online advertising revenues from outsourcing certain regional sites for a fixed period of time to local outsourcing partners, who are responsible for both website operation and related advertising sales. Advertising revenues from outsourced websites are recognized ratably over the term of the contract. Keyword advertising revenues are recognized ratably over the contract period when collectability is reasonably assured.

We also provide listing services to real estate brokers. Listing services entitle real estate brokers to post and make changes to information for properties in a particular area on the website for a specified period of time, in exchange for a fixed fee. Listing revenues are recognized ratably over the contract period of display when collectability is reasonably assured.

Effective January 1, 2011, we adopted the provisions of Financial Accounting Standards Board, or FASB, Accounting Standards Update, or ASU, 2009-13, “Multiple-Deliverable Revenue Arrangements,” prospectively for all new and materially modified arrangements. ASU 2009-13 requires us to allocate revenue to arrangement deliverables using the relative selling price method.

There are no multiple elements arrangements within the services provided by us.

However, our parent company, E-House, has multiple element arrangements that may include provision of online advertising services provided by us. The multiple element arrangements may affect the revenue recognition of us. E-House has determined that each of the deliverables is considered a separate unit of account as each has value to the customer on a standalone basis and has been sold separately on a standalone basis, there is no general right of return on delivered items and the delivery or performance of the undelivered item(s) is considered probable and substantially in the control of E-House.

E-House allocates arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price in accordance with the selling price hierarchy, which includes: (i) vendor-specific objective evidence, or VSOE, if available; (ii) third-party evidence, or TPE, if VSOE is not available; and (iii) best estimate of selling price, or BESP, if neither VSOE nor TPE is available.

VSOE. E-House determines VSOE based on its historical pricing and discounting practices for the specific service when sold separately. In determining VSOE, E-House requires that a substantial majority of the selling prices for these services fall within a reasonably narrow pricing range. E-House has historically priced its commission rate for the primary real estate services, periodic consulting services, subscription of E-House’s real estate information database and online advertising within a narrow range. As a result, E-House has used VSOE to allocate the selling price for these services when they are elements of a multiple element arrangement.

TPE. When VSOE cannot be established for deliverables in multiple element arrangements, E-House applies judgment with respect to whether it can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, E-House’s marketing strategy differs from that of its peers and its offerings contain a significant level of differentiation such that the comparable pricing of services with similar functionality cannot be obtained. Furthermore, E-House is unable to reliably determine what similar competitor services’ selling prices are on a stand-alone basis. As a result, E-House has not been able to establish selling price based on TPE.

BESP. When it is unable to establish selling price using VSOE or TPE, E-House uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which E-House would transact a sale if the service were sold on a stand-alone basis. E-House determines BESP for deliverables by considering multiple factors including, but not limited to, prices it charged for similar offerings, market conditions, specification of the services rendered and pricing practices. E-House has used BESP to allocate the selling price of project-based consulting service and promotional event services under these multiple element arrangement. The process for determining BESP involves management judgment. E-House’s process considers multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. If the facts and circumstances underlying the factors E-House considers change, or should subsequent facts and circumstances lead E-House to consider additional factors, E-House’s BESP could change in future periods. E-House regularly reviews the evidence of selling price for its services and maintains internal controls over the establishment and updates of these estimates. There were no material changes in estimated selling price for its services during the year ended December 31, 2012, 2013 and 2014, nor does E-House expect a material changes in BESP in the foreseeable future.

The total amounts of revenue earned by us related to agreements that have been accounted for as multiple element arrangements by E-House were $8.3 million, $5.6 million and $4.8 million in 2012, 2013 and 2014, respectively.

Deferred revenues are recognized when payments are received in advance of revenue recognition.

Variable Interest Entities

PRC laws and regulations currently restrict foreign entities without the required operating track record from investing in companies that provide internet content and advertising services in China. Since we have not been involved in internet information services or advertising services outside China to satisfy the track record requirement, to comply with the PRC laws and regulations, we conduct substantially all of our online advertising and e-commerce business through Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu, our consolidated variable interest entities, and their subsidiaries and branches. We have, through three of our subsidiaries in the PRC, entered into contractual arrangements with Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their shareholders such that Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu are considered variable interest entities for which we are considered their primary beneficiary. We believe we have substantive kick-out rights pursuant to the terms of the exclusive call option agreements, which give us the power to control the shareholders of these consolidated variable interest entities. More specifically, we believe that the terms of the exclusive call option agreements are currently exercisable and legally enforceable under PRC laws and regulations. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for us to exercise our rights under the exclusive call option agreements. Under our shareholder voting rights proxy agreements with the consolidated variable interest entities and their shareholders, each of the shareholders of the consolidated variable interest entities irrevocably grants any person designated by us the power to exercise all voting rights to which he is entitled to as shareholder of the consolidated variable interest entities at that time. Therefore, we believe this gives us the power to direct the activities that most significantly impact the consolidated variable interest entities’ economic performance. We believe that our ability to exercise effective control, together with the exclusive technical support agreements and the equity pledge agreements, give us the rights to receive substantially all of the economic benefits from the consolidated variable interest entities in consideration for the services provided by our subsidiaries in China. Accordingly, as the primary beneficiary of the consolidated variable interest entities and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements.

In 2012, 2013 and 2014, entities apart from our consolidated variable interest entities contributed in aggregate 4.7%, 5.7% and 2.3%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with our consolidated variable interest entities primarily consist of outsourcing arrangements business, support services for online advertising business and agency services included with our e-commerce business. The following table sets forth our revenues, cost of revenues and net income for the consolidated variable interest entities and other group entities which are not our consolidated variable interest entities for the years indicated:

	2014
	Variable interest entities	Other entities	Total
	(in thousands of $)
Total revenues	484,512	11,511	496,023
Cost of revenues	(41,219)	(9,911)	(51,130)
Net income	2,532	64,127	66,659

	2013
	Variable interest entities	Other entities	Total
	(in thousands of $)
Total revenues	316,272	19,150	335,422
Cost of revenues	(58,254)	(5,737)	(63,991)
Net income	1,285	41,365	42,650

	2012
	Variable interest entities	Other entities	Total
	(in thousands of $)
Total revenues	163,243	8,053	171,296
Cost of revenues	(53,279)	(839)	(54,118)
Net income	(1,554)	(42,295)	(43,849)

As of December 31, 2012, 2013 and 2014, entities apart from our consolidated variable interest entities accounted for an aggregate of 46.9%, 46.6% and 57.3%, respectively, of our total assets. The assets not associated with our consolidated variable interest entities primarily consist of cash, intangible assets and goodwill. The total assets held by the consolidated variable interest entities and other group entities which are not our consolidated variable interest entities were $209.1 million and $184.7 million, respectively, as of December 31, 2012, $215.2 million and $187.7 million, respectively, as of December 31, 2013, and $272.6 million and $365.7 million, respectively, as of December 31, 2014.

Pursuant to contractual arrangements that Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng have with our consolidated variable interest entities, the earnings and cash of our consolidated variable interest entities are used to pay service fees in Renminbi to three of our PRC subsidiaries in the manner and amount set forth in these agreements. After paying the applicable withholding taxes and making appropriations for its statutory reserve requirement, the remaining net profits of our PRC subsidiaries would be available for distribution to our offshore companies. As of December 31, 2014, the net assets of our PRC subsidiaries and our consolidated variable interest entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate $8.3 million. As an offshore holding company of our PRC subsidiaries and consolidated variable interest entities, we may make loans to our PRC subsidiaries and consolidated variable interest entities. Any loans to our PRC subsidiaries are subject to registrations with relevant governmental authorities in China. We may also finance our subsidiaries by means of capital contributions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.”

Furthermore, cash transfers from our PRC subsidiaries to our offshore companies are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and our consolidated variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.” Cash and cash equivalents held by the consolidated variable interest entities was denominated in RMB and amounted to RMB389 million ($63.8 million, based on an exchange rate of RMB6.0969 to $1.00 as of December 31, 2013), and RMB587 million ($95.9 million, based on an exchange of RMB6.1190 to $1.00 as of December 31, 2014) as of December 31, 2013 and 2014, respectively.

We believe that our contractual arrangements with the consolidated variable interest entities are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the our ability to enforce these contractual arrangements and the interests of the shareholders of the consolidated variable interest entities may diverge from that of our company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the consolidated variable interest entities not to pay the service fees when required to do so.

Allowance of Accounts Receivable

We regularly review the creditworthiness of our customers, and require collateral or other security from our customers in certain circumstances, including existing properties or a right to properties under construction, when accounts receivable become significantly overdue or customer deposits become due but are not duly paid by the real estate developers. In the event of nonpayment, we would then resell the properties or the right to properties under construction for cash. The collection of these secured accounts receivable is dependent on the resale price of the underlying properties, which is subject to the then market conditions.

The carrying value of accounts receivable is reduced by an allowance that reflects our best estimate of the amounts that will not be collected. We make estimations of the collectability of accounts receivable. Many factors are considered in estimating the allowance, including but not limited to reviewing delinquent accounts receivable, performing aging analyses and customer credit analyses, and analyzing historical bad debt records and current economic trends. Additional allowance for specific doubtful accounts might be made if our customers are unable to make payments due to their deteriorating financial conditions.

Evaluation of Goodwill

We perform an annual goodwill impairment test comprised of two steps. The first step compares the fair value of the company to its carrying amount, including goodwill and indefinite lived intangible assets. If the fair value of the company exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of the company exceeds its fair value, the second step compares the implied fair value of goodwill and indefinite lived intangible assets to the carrying value of the company’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the company. The excess of the fair value of the company over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

We perform a goodwill impairment test for the company as of December 31 of each year or when there is a triggering event causing us to believe it is more likely than not that the carrying amount of goodwill may be impaired.

We utilized the income approach valuation method (level 3). When determining the fair value of the company, we are required to make significant judgments that we believe are reasonable and supportable considering all available internal and external evidence at that time.

However, these estimates and assumptions by their nature require a higher degree of judgment. Fair value determinations are sensitive to changes in the underlying assumptions and factors including (i) those relating to estimating future operating cash flows to be generated from the company, which is dependent upon internal forecasts and projections developed as part of our routine, long-term planning process; (ii) our strategic plans; and (iii) estimates of long-term growth rates taking into account our assessment of the current economic environment and the timing and degree of any economic recovery.

The assumptions with the most significant impact on the fair value of the company are those relating to (i) future operating cash flows, which are forecasted for a five-year period from management’s budget and planning process; (ii) the terminal value, which is included for the period beyond five years from the balance sheet date based on the estimated cash flow in the fifth year and a terminal growth rate of 2%; and (iii) discount rates, which are identified and applied by market-based inputs based on an estimation of weighted average cost of capital considering cost of debt, risk-free rate, equity risk premium, beta, size premium, company-specific risk premium and capital structure. The discount rates used for the year ended December 31, 2012, 2013 and 2014 were 16.5%, 16.7% and 17.0%, respectively.

Examples of events or circumstances that could reasonably be expected to negatively affect the underlying key assumptions and ultimately impact the estimated fair values of the company may include: (i) deterioration of local economies or further slowdown of China’s real estate market under the government’s continued restrictive policies and further credit tightening measures, which could lead to changes in projected cash flows of us; (ii) an economic recovery that significantly differs from our assumptions, which could change the future growth rate and the terminal growth rate; and (iii) higher cost of capital in the markets, which could result in a higher discount rate. If the assumptions used in the impairment analysis are not met or materially change, we may be required to recognize a goodwill impairment loss which may be material to the financial condition of us.

2014:

Under the first step of the goodwill impairment testing for the year ended December 31, 2014, the fair value of the company was approximately 215.7% in excess of its carrying value. We were not at risk of failing the first step of impairment testing.

2013:

Under the first step of the goodwill impairment testing for the year ended December 31, 2013, the fair value of the company was approximately 135.5% in excess of its carrying value. We were not at risk of failing the first step of impairment testing.

2012:

Under the first step of the goodwill impairment testing for the year ended December 31, 2012, the fair value of the company was approximately 19.1% in excess of its carrying value.

Significant increases in discount rate or decrease in future operating cash flows or terminal value in isolation would result in a significantly lower fair value measurement. We performed the following sensitivity analysis to show the maximum change (in isolation) of discount rate, future operating cash flow and terminal grow rate used in the income approach that would still result in the fair value of the company to be higher than its carrying value:

Discount rate increase:		Future free cash flow	Terminal growth rate decrease:
From	To	decreased by:	From	To
16.5%	18.6%	13.0%	2.0%	—

Based on the impairment tests performed, there was no goodwill impairment as of December 31, 2012, 2013 and 2014.

Share-based compensation

In November 2013, we adopted the Leju Plan, which allows us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of shares that may be issued pursuant to all awards under the plan is 10,434,783 ordinary shares initially, and will be increased automatically by 5% of the then total outstanding shares on an as-converted fully diluted basis on each of the third, sixth and ninth anniversaries of the effective date of the plan.

On December 1, 2013, we granted options to certain of our employees and certain of E-House’s employees for the purchase of 7,192,000 ordinary shares at an exercise price of $4.60 per share, pursuant to our share incentive plan. The options expire ten years from the date of grant. The options vest ratably at each grant date anniversary over a period of three years. The grant-date fair value of the options granted was $2.21 per share. On December 16, 2013, we replaced 600,000 options granted to two of our directors with the same number of restricted shares, with all other substantive terms remaining unchanged. On January 21, 2014, we replaced 60,000 options granted to one E-House employee with the same number of restricted shares, with all other substantive terms remaining unchanged. There is no incremental compensation cost from the replacement.

On March 18, 2014, we granted 866,000 restricted shares to certain of our employees and independent directors. The restricted shares vest ratably at each grant date anniversary over a period of three years.

On August 21, 2014, we granted 229,400 restricted shares to certain of our employees. These restricted shares have fully vested on April 21, 2015.

As of March 31, 2015, the aggregate number of our ordinary shares underlying outstanding options granted under the Leju Plan is 5,897,635 and the aggregated number of outstanding restricted shares granted under the Leju Plan is 1,230,136.

In 2014, we recorded compensation expenses of $8.3 million for the options and restricted shares granted to our employees and directors under the Leju Plan, and $1.1 million of dividends to E-House for the options and restricted shares granted to employees and directors of E-House under the Leju Plan. As of December 31, 2014, we had $18.4 million of total unrecognized compensation expenses related to unvested share options and restricted shares granted under the Leju Plan, which we expect to be recognize over a weighted-average period of 1.9 years.

We apply ASC 718, Compensation—Stock Compensation, or ASC 718, to account for our employee share-based payments.

In accordance with ASC 718, we determine whether an award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values. Specifically, the grant date fair value of share options are calculated using an option pricing model. We have elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting based on service conditions provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates.

Forfeiture rates are estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest. To the extent we revise these estimates in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods. We, with the assistance of an independent third party valuation firm, determined the fair value of the stock options granted to employees. The binominal option-pricing model was applied in determining the estimated fair value of the options granted to employees.

The following table presents the assumptions used to estimate the fair values of the share options granted in 2013:

2013
Risk-free rate of return(1)	2.98%
Contractual life of option(2)	10 years
Estimated volatility rate(3)	56.74%
Dividend yield(4)	0.00%

Note:

(1)         The risk-free rate of return is based on the 10 years US Sovereign Strips curve in effect at the time of grant for a term consistent with the expected term of the awards.

(2)         The contractual life of option is developed giving consideration to vesting period, contractual term and historical exercise pattern of options granted.

(3)         The estimated volatility rate is estimated based on the historical volatility of ordinary shares of several comparable companies in the same industry.

(4)         The dividend yield was estimated based on our expected dividend policy over the expected term of the options.

Determining the fair value of our ordinary shares required us to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty. Had our management used different assumptions and estimates, the resulting fair value of our ordinary shares and the resulting share-based compensation expenses could have been different. We took into consideration of the guidance prescribed by the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Practice Aid, Valuation of Privately- Held-Company Equity Securities Issued as Compensation, or the Practice Aid.

As we were a private company with no quoted market prices for our ordinary shares prior to our initial public offering in April 2014, we had to make estimates of the fair value of our ordinary shares at the date of the grant of share options to our senior management. The fair value of our ordinary shares as of December 1, 2013 and March 18, 2014 is $4.55 and $12.10 per share, respectively. Given the absence of an active market for our ordinary shares prior to this offering, we engaged an independent appraiser, Jones Lang LaSalle Corporate Appraisal and Advisory Limited, or JLL, to assist in performing contemporaneous valuations of our ordinary shares. The appraisal was performed using the contemporaneous method to determine the fair value of our ordinary shares as of the valuation date. Such appraisal provided us with guidelines in determining the fair value of the ordinary shares, but the determination was made by our management. The fair value of our ordinary shares was developed through the application of the income valuation technique known as the discounted cash flow method, or the DCF method. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, our operating history and prospects as of the valuation date, the liquidity of our shares such as the anticipated timing of a sale of our company or an initial public offering, which is based on the plans made by our board and management. In addition to our estimated cash flows, which were based on our business prospects and financial forecasts as of valuation date, the following major assumptions were used in calculating the fair value of our ordinary shares:

Weighted average cost of capital or WACC

The WACCs were determined by using the capital asset pricing model, or CAPM, a method that market participants commonly use to price securities. Under CAPM, the discount rate was estimated based on a consideration of a number of factors, including risk-free rate, country risk premium, equity risk premium, size risk premium, and company-specific risk premium as of the valuation date. The risks associated with achieving our forecasts were appropriately assessed in our determination of the appropriate discount rates. If different discount rates had been used, the valuations could have been significantly different. WACC of 17.20% and 17.15% was used for date as of December 1, 2013 and March 18, 2014, respectively.

Comparable companies

In deriving the WACCs, which are used as the discount rates under the income approach, certain publicly traded companies in similar industry, have similar business, and are subject to similar risks were selected for reference as our guideline companies.

Discount for lack of marketability

Discount for lack of marketability, or DLOM, was also applied to reflect the fact that there is no ready public market for our shares as we are a closely held private company. Under the Asian option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. Based on the analysis, DLOM of 6.3% and 3.8% was used for the valuation of our ordinary shares as of December 1, 2013 and March 18, 2014, respectively.

The option-pricing method was used to allocate equity value of our company to ordinary shares, taking into account the guidance prescribed by the Practice Aid. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management.

However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: (i) no material changes in the existing political, legal and economic conditions in China; (ii) our ability to retain competent management, key personnel and staff to support our ongoing operations; and (iii) no material deviation in market conditions from economic forecasts.

After our initial public offering, in determining the fair value of the ordinary shares and restricted shares granted, the closing market price of the underlying shares on the last trading date prior to the grant dates is applied. In determining the fair value of the ordinary shares on April 17, 2014, the date when our ADSs first commenced trading on NYSE, the per share equivalent of our initial public offering price to the public is applied.

Recent Accounting Pronouncements

In May 2014, the FASB and International Accounting Standards Board (“IASB”) issued their converged standard on revenue recognition. The objective of the revenue standards ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”, is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of revenue recognition. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standards is effective for the first interim period within annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for February 2013, 2014 and 2015 were increases of 3.2%, 2.0% and 1.4%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the RMB may have a material and adverse effect on your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Impact of Governmental Policies

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business may be materially and adversely affected by government measures aimed at China’s real estate industry,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” and “Item 4. Information on the Company—B. Business Overview—Regulation.”

B.                                    Liquidity and Capital Resources

Our principal sources of liquidity have been capital contributions from E-House, our initial public offering and concurrent private placement to Tencent, and cash generated from operating activities. In April 2014, we completed our initial public offering in which we issued and sold an aggregate of 11,500,000 ADSs, representing 11,500,000 ordinary shares resulting in net proceeds to us of approximately $101.4 million, after deducting underwriting commissions and the offering expenses payable by us. Concurrently with our initial public offering, we also raised from Tencent in a private placement $18.9 million in net proceeds after deducting estimated fees and expenses payable by us. Our cash and cash equivalents consist of cash on hand and deposits placed with banks, which are unrestricted as to withdrawal or use and have original maturities of three months or less. We currently anticipate that we will be able to meet our needs to fund operations for at least the next twelve months with operating cash flow and existing cash balances.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	(in thousands of $)
Net cash provided by operating activities	3,325	83,423	124,831
Net cash used in investing activities	(18,159)	(16,657)	(12,355)
Net cash provided by (used in) financing activities	21,504	(41,360)	107,080
Net increase in cash and cash equivalents	6,836	27,639	219,081
Cash and cash equivalents at the beginning of the year	64,254	71,090	98,730
Cash and cash equivalents at the end of the year	71,090	98,730	317,811

Operating Activities

Net cash provided by operating activities in 2014 was $124.8 million, primarily comprising net income of $66.7 million adjusted for non-cash transactions including depreciation and amortization of $26.1 million, allowance for doubtful accounts of $11.6 million, share-based compensation of $8.9 million, a $24.5 million increase in income tax payable and other tax payable, a $17.5 million increase in accrued payroll and welfare expense, and a $14.7 million increase in other current liabilities (primarily resulting from the increase in accrued marketing and advertising expenses in line with the increase in revenues), partially offset by a $45.4 million increase in accounts receivable.

Net cash provided by operating activities in 2013 was $83.4 million, primarily comprising net income of $42.7 million adjusted for non-cash transactions including depreciation and amortization of $38.3 million, a $28.4 million increase in income tax payable and other tax payable, and a $10.4 million increase in accrued payroll and welfare expense, partially offset by a $21.6 million decrease in amounts due to related parties and a $18.3 million change in deferred tax.

Net cash provided by operating activities in 2012 was $3.3 million, comprising our net loss of $43.8 million adjusted for non-cash transactions including a depreciation and amortization of $39.8 million, allowance for doubtful accounts of $7.4 million, a $21.7 million increase in amounts due to related parties (primarily resulting from corporate expenses allocated to us from E-House of $21.6 million), a $9.5 million increase in income tax payable and other tax payable, and partially offset by a $32.4 million increase in accounts receivable resulting from increased sales.

Investing Activities

Net cash used in investing activities in 2014 was $12.4 million, primarily comprising $12.1 million for deposit for and purchase of property and equipment and intangible assets including $9.0 million for our exclusive rights with Baidu.

Net cash used in investing activities in 2013 was $16.7 million, primarily comprising $17.0 million for deposit for and purchase of property and equipment and intangible assets including $15.3 million for our exclusive rights with Baidu, partially offset by $0.5 million of proceeds from disposal of property and equipment.

Net cash used in investing activities in 2012 was $18.2 million, primarily comprising $18.2 million for deposit for and purchase of property and equipment and intangible assets including $14.2 million for our exclusive rights with Baidu.

Financing Activities

Net cash provided by in financing activities in 2014 was $107.1 million, resulting from the net proceeds of $120.3 million from our initial public offering and a concurrent private placement to Tencent in April 2014, partially offset by a payment of $14.4 million to acquire non-controlling interests in subsidiaries.

Net cash used in financing activities in 2013 was $41.4 million, resulting from our repayment of loans from E-House.

Net cash provided by financing activities in 2012 was $21.5 million primarily comprising loans from related parties of $19.8 million from E-House, and cash contribution from E-House of $1.5 million.

Holding Company Structure

In the future, we may rely significantly on dividends and other distributions paid by our PRC subsidiaries for our cash and financing requirements. There may be potential restrictions on the dividends and other distributions by our PRC subsidiaries. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements that each of Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng currently has in place with the relevant consolidated variable interest entity in a way that could materially and adversely affect the ability of Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng to pay dividends and make other distributions to us. In addition, under PRC laws and regulations, our PRC subsidiaries including Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng, each as a wholly foreign-owned enterprise in China, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund a statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital. At their discretion, our PRC subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Furthermore, our investments made as registered capital and additional paid in capital of our PRC subsidiaries, consolidated variable interest entities and consolidated variable interest entities’ subsidiaries are also subject to restrictions on their distribution and transfer according to PRC laws and regulations.

As a result, our PRC subsidiaries, consolidated variable interest entities and consolidated variable interest entities’ subsidiaries in China are restricted in their ability to transfer their net assets to us in the form of cash dividends, loans or advances. As of December 31, 2014, the amount of the restricted net assets, which represents registered capital and additional paid-in capital cumulative appropriations made to statutory reserves, was $33.0 million.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated variable interest entities only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated variable interest entities when needed. Notwithstanding the forgoing, our PRC subsidiaries may use their own retained earnings (rather than RMB converted from foreign currency denominated capital) to provide financial support to our consolidated variable interest entities either through entrustment loans from our PRC subsidiaries to our consolidated variable interest entities, or direct loans to such variable interest entities’ nominee shareholders, which would be contributed to the variable interest entities as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated variable interest entities’ share capital.

Capital Expenditure

Our capital expenditures amounted to $18.2 million, $17.0 million and $12.1 million in 2012, 2013 and 2014, respectively. In the past, our capital expenditures consisted principally of purchases of property and equipment and intangible assets used in our operations. In 2012, 2013 and 2014 our capital expenditures also included $14.2 million, $15.3 million and $9.0 million in payments that we made for exclusive rights to operate the Baidu channels and sell the Baidu Brand Link product, respectively. We funded our capital expenditures primarily with cash on hand and cash generated from operating activities.

C.                                    Research and Development, Patents and Licenses, etc.

Research and Development

We believe that the continual development of our technology will be vital to maintaining our long-term competitiveness. As of December 31, 2014, we employed 319 software developers and other technology-related personnel. We have developed a technology infrastructure that is specifically used for our real estate and home related internet website services. In addition, we have also developed our proprietary mobile applications including “Pocket Leju,” “Pocket Agent,” “Fang Niu Jia” and “Pocket Renovation.” We plan to further develop new, proprietary mobile applications tailored to the needs of home purchasers, developer partners and real estate agents. We will develop our mobile applications with a focus on enhancing mobile user experience and engagement and to achieve seamless integration with the websites we operate.

Intellectual Property

Our copyrights, trademarks, trade secrets, domain names and other intellectual property are important to our business. We rely on intellectual property laws and contractual arrangements with our key employees and certain of our customers, collaborators and others to protect our intellectual property rights. Despite these measures, we cannot assure you that we will be able to prevent unauthorized use of our intellectual property, which would adversely affect our business.

As of December 31, 2014, we owned 60 registered copyrights, owned or licensed 75 registered trademarks in China, had 145 trademark applications in various industry categories pending with the China Trademark Office and owned or licensed 124 registered domain names.

We own the software copyrights of our mobile applications “Pocket Leju,” “Pocket Agent,” “Fang Niu Jia,” and “Pocket Renovation.” We have registered our software copyrights of all our mobile applications.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2014 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.                                     Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.                                      Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of $)
Operating Lease Obligations(1)	29,096	9,752	15,177	3,628	539

Notes:

(1)         Our operating lease obligations relate to our obligations under lease agreements with lessors of our corporate offices and business store fronts.

G.                                    Safe Harbor

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,”“expects,”“anticipates,”“future,”“intends,”“plans,”“believes,”“estimates,”“may,”“intend,”“is currently reviewing,”“it is possible,”“subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the SEC, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material and adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. Potential risks and uncertainties include, but are not limited to, continued low real estate transaction volume in China, government measures that may materially and adversely affect our business, a further slowdown in the growth of China’s economy, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of our brand or image due to our failure to satisfy customer needs and/or other reasons, our inability to successfully execute the strategy of expanding into new geographical markets in China or the business plans for strategic alliances and other new business initiatives, our failure to manage growth, our loss of competitive advantage, our reliance on our parent company E-House, and other risks outlined in our filings with the SEC. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xin Zhou	47	Executive Chairman
Yinyu He	40	Chief Executive Officer
Li-Lan Cheng	50	Executive Director
Charles Chao	49	Director

Directors and Executive Officers	Age	Position/Title
Canhao Huang	57	Director
Martin Chi Ping Lau	42	Director
Zhe Wei	44	Independent Director
David Jian Sun	50	Independent Director
Min Fan	49	Independent Director
Winston Li	48	Independent Director
Weijie Ma	39	Co-President
Keyi Chen	42	Co-President
Min Chen	41	Chief Financial Officer

Xin Zhou has served as our Executive Chairman since our inception. He is one of the co-founders of our parent company, E-House, and has served as E-House’s chairman from 2003 to April 2012 and currently co-chairman. Mr. Zhou served as E-House’s chief executive officer from 2003 to 2009, and has been serving as E-House’s chief executive officer since April 2012. Mr. Zhou also served as co-chairman and chief executive officer of E-House’s subsidiary, China Real Estate Information Corporation, from 2009 to April 2012. Mr. Zhou has over 20 years of experience in China’s real estate industry. From 1997 to 2003, he served as director and general manager of Shanghai Real Estate Exchange Co., Ltd., and as deputy general manager of Shanghai Jinfeng Investments Co., Ltd., a company listed on the Shanghai Stock Exchange. Mr. Zhou was awarded the “Special Contribution Award in China’s Real Estate Services Industry” in 2005, named one of the “ten most influential people in the real estate services industry in 2005” from China City Property Exposition Commission and received the “Outstanding Entrepreneur Award” from Enterprise Asia in 2010. Mr. Zhou currently serves as vice chairman of China Real Estate Association, and as chairman of Real Estate Service Committee of China Real Estate Association. He is also chairman of Shanghai Real Estate Broker Industry Association, executive director of Real Estate Industry Research Center of Shanghai Academy of Social Sciences and honorary vice chairman of Shanghai Young Entrepreneur Association. Mr. Zhou received his bachelor degree from Shanghai Industrial University in China.

Yinyu He has served as our chief executive officer since September 2011 and vice-president from January 2011 to August 2011. He served as our director of strategic planning from August 2008 to December 2010. Prior to joining Leju, Mr. He was the publisher and chief editor of UBM’s InformationWeek China from 2004 to 2008. From 2000 to 2004, he served as a senior reporter and researcher covering China’s IT, telecom, financial, and media industries at Interfax (China) News Agency, where he was a founding member. He also worked as a journalist, reporter, commentator, and anchor for a number of media outlets including the China Business Network (CBN), Shanghai Television, Eastern Radio, Securities Herald, Eastday.com, and Finance Director magazine (part of The Economist Group). He received his bachelor’s degree and master’s degree from Shanghai University.

Li-Lan Cheng has served as our executive director since March 2014. Mr. Cheng currently serves as the chief operating officer of E-House, a position he has held since April 2012. He was E-House’s chief financial officer from November 2006 to April 2012. Prior to joining E-House, Mr. Cheng served as the chief financial officer of SouFun Holdings Limited, a real estate internet company in China, from 2005 to 2006. From 2002 to 2004, Mr. Cheng served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. Mr. Cheng was an assistant director and the head of the Asian transportation sector investment banking group of ABN AMRO Asia from 1997 to 2002. Mr. Cheng is an independent director of Country Style Cooking Restaurant Chain Co., Ltd., a China-based quick service restaurant chain listed on the NYSE and 51job, Inc., a human resource service provider listed on NASDAQ. Mr. Cheng received a bachelor’s degree in Economics from Swarthmore College and a Ph.D. degree in Economics from the Massachusetts Institute of Technology. Mr. Cheng is a chartered financial analyst (CFA).

Charles Chao has served as our director since April 2014. He has served as the co-chairman of the board of our parent company, E-House, since April 2012. Mr. Chao currently serves as the chairman and chief executive officer of SINA and the chairman of Weibo Corporation, a leading social media platform in China and a majority owned subsidiary of SINA. Since joining SINA in September 1999, Mr. Chao has served various managerial positions, including as vice president of finance, chief financial officer, co-chief operating officer and president. Prior to that, Mr. Chao served as an audit manager at PricewaterhouseCoopers, LLP in Silicon Valley, California. Mr. Chao is currently an independent director of NetDragon Websoft Inc., a Hong Kong Stock Exchange listed company providing technology for online games. Mr. Chao received his master’s degree in professional accounting from University of Texas at Austin. He also holds a master’s degree in journalism from University of Oklahoma and a bachelor’s degree in journalism from Fudan University in China.

Canhao Huang has served as our director since March 2014. Mr. Huang currently serves as a director of E-House. He was E-House’s chief operating officer from September 2007 to December 2009, and vice president from 2000 to 2007. Prior to joining E-House, Mr. Huang served as a manager at Shanghai No. 1 Department Store Co., Ltd. from 1985 to 2000. Mr. Huang received a bachelor’s degree from Shanghai University.

Martin Chi Ping Lau has served as our director since March 2014. Mr. Lau is an executive director and President of Tencent. He joined Tencent in 2005 as the Chief Strategy and Investment Officer and was responsible for corporate strategies, investments, merger and acquisitions and investor relations. In 2006, Mr. Lau was promoted as President of Tencent to manage the day-to-day operation of Tencent. In 2007, he was appointed as an executive director of Tencent. Prior to joining Tencent, Mr. Lau was an executive director at Goldman Sachs (Asia) L.L.C.’s investment banking division and the Chief Operating Officer of its Telecom, Media and Technology Group. Prior to that, he worked at McKinsey & Company, Inc. as a management consultant. Mr. Lau received a Bachelor of Science Degree in Electrical Engineering from the University of Michigan, a Master of Science Degree in Electrical Engineering from Stanford University and an MBA Degree from Kellogg Graduate School of Management, Northwestern University. On July 28, 2011, Mr. Lau was appointed as a non-executive director of Kingsoft Corporation Limited, an Internet based software developer, distributor and software service provider listed in Hong Kong.

Zhe Wei has served as our independent director since April 2014. Mr. Wei has over 15 years of experience in both investment and operational management in the People’s Republic of China. Prior to launching Vision Knight Capital (China) Fund I, L.P., a private equity investment fund in 2011, Mr. Wei was an executive director and chief executive officer of Alibaba.com Limited, a leading worldwide B2B e-commerce company. Mr. Wei was the president, from 2002 to 2006, and chief financial officer, from 2000 to 2002, of B&Q China, a subsidiary of Kingfisher plc, a leading home improvement retailer in Europe and Asia. From 2003 to 2006, Mr. Wei was also the chief representative for Kingfisher’s China sourcing office, Kingfisher Asia Limited. Prior to that, Mr. Wei served as the head of investment banking at Orient Securities Company Limited from 1998 to 2000, and as corporate finance manager at Coopers &Lybrand (now part of PricewaterhouseCoopers) from 1995 and 1998. Mr. Wei was a non-executive director of HSBC Bank (China) Company Limited and The Hongkong and Shanghai Banking Corporation Limited, and was also the vice chairman of China Chain Store & Franchise Association. He was voted as one of “China’s Best CEO” by Finance Asia magazine in 2010. Mr. Wei holds a bachelor’s degree in international business management from Shanghai International Studies University and has completed a corporate finance program at London Business School.

David Jian Sun has served as our independent director since April 2014. Mr. Sun currently serves as an independent director and a member of the compensation committee of E-House, and an independent director of eHai Car Services Ltd. Mr. Sun also serves as director and the chief executive officer of Home Inns & Hotels Management Inc., a NASDAQ-listed economy hotel chain company, and also serves as an independent director of Mecox Lane Limited, a NASDAQ-listed online platform for apparel and accessories company. Mr. Sun has over ten years of consumer industry experience. From 2003 to 2004, Mr. Sun served as a vice president of operations for B&Q (China) Ltd., a subsidiary of Kingfisher plc, the third largest home improvement retail group in the world, overseeing the operation of 15 B&Q superstores in China. From 2000 to 2003, Mr. Sun served as a vice president of marketing for B&Q (China) Ltd., leading B&Q’s market positioning and branding efforts in China. Mr. Sun received a bachelor’s degree in management from Shanghai Medical University.

Min Fan has served as our independent director since April 2014. Mr. Fan is the co-founder of CTRIP.com International Limited, a NASDAQ listed travel service provider in China, and currently serves as the vice chairman of its board and its president. Mr. Fan has been the president of CTRIP.com International Limited since February 2009. He also served as the chief executive officer, from January 2006 to February 2013, the chief operating officer, from November 2004 to January 2006, and the executive vice president, from 2000 to November 2004, of CTRIP.com International Limited. From 1997 to 2000, Mr. Fan served as the chief executive officer of Shanghai Travel Service Company, a leading domestic travel agency in China. From 1990 to 1997, he served as the deputy general manager and in a number of other senior positions at Shanghai New Asia Hotel Management Company, which was one of the leading hotel management companies in China. Mr. Fan currently serves on the board of directors of China Lodging Group, Limited, a NASDAQ listed company operating an economy hotel chain in China. Mr. Fan received his master’s degree in management sciences and bachelor’s degree in industrial management sciences from Shanghai Jiao Tong University.

Winston Li has served as our independent director since April 2014. Mr. Li currently serves as an independent director of E-House. Mr. Li is the chief financial officer of Sungy Mobile Ltd., a NASDAQ-listed provider of mobile internet products and services. Mr. Li is a director of Le Gaga Holdings Limited, a NASDAQ-listed Chinese greenhouse vegetable producer. He is also an independent director of Country Style Cooking Restaurant Chain Co., Ltd., a China-based quick service restaurant chain listed on the NYSE. From 2004 to 2010, Mr. Li served as an independent director of ZTE Corporation, a large public telecom equipment manufacturing company in China. Mr. Li served as a partner at the Hong Kong office of Linklaters LLP from 2002 to 2004 and an attorney at the Hong Kong office of Skadden Apps Slate Meagher & Flom LLP from 1997 to 2002. Mr. Li received his bachelor’s degree in biochemistry from Peking University and master of science degree from the University of Michigan, Ann Arbor. He received his juris doctor degree from Columbia Law School.

Weijie Ma has served as our co-president since January 2014. He currently serves as the deputy chief financial officer of E-House and was E-House’s financial controller from August 2007 to December 2013. From August 2000 to July 2007, Mr. Ma was the financial controller of E-House’s subsidiary Shanghai Real Estate Sales (Group) Co., Ltd. From July 1997 to July 2000, he was a senior auditor at Ernst & Young. Mr. Ma received a bachelor’s degree from Shanghai University of Finance and Economics.

Keyi Chen has served as our co-president since September 2011 and was the general manager of our Beijing branch from January 2011 to August 2011. Prior to that, Mr. Chen was the general manager of Beijing Jiahua Hengshun Media & Advertising Co., Ltd., an internet advertising company focused on real estate and home furnishing sectors in China, from 2007 to 2010. From 2006 to 2007, Mr. Chen served as the general manager of Langtian Interactive Advertising Co., Ltd., an affiliate to Allyes Group, an online advertising service provider in China. From 2003 to 2005, Mr. Chen founded and served as the general manager of Langtian Jiaxun Advertising Co., Ltd., which focused on internet advertising in real estate and education industries. Mr. Chen received a bachelor’s degree from North China University of Technology.

Min Chen has served as our chief financial officer since March 2014. Prior to joining Leju, Ms. Chen worked for Bank of America Merrill Lynch Hong Kong office from June 2006 to March 2014, most recently serving as managing director, head of Asia corporate finance and head of China real estate and lodging within the global corporate and investment banking division. Prior to that, Ms. Chen served as a vice president at Citigroup in New York from July 2002 to April 2006. Ms. Chen received her bachelor’s degree in political science and economics from Yale University and an MBA degree from Harvard Business School.

B.                                    Compensation of Directors and Executive Officers

For the year ended December 31, 2014, we paid an aggregate of approximately $0.6 million in cash to our executive officers, and we did not pay any compensation to our directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, gross negligence or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon sixty days advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as set forth in the employment agreement. The executive officer may resign at any time with a one-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit from any of our customers, business of the same or similar nature to our business; (ii) solicit from any known potential customer, business which of the same or similar nature to business which has been the subject or substantially prepared to be subject of a written or oral bid, offer or proposal by us; (iii) solicit the employment or service of any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts including, but not limited to, any relationship or agreement between us and any vendor or supplier.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plan

In November 2013, we adopted the Leju Plan, which allows us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of shares that may be issued pursuant to all awards under the Leju Plan is 10,434,783 ordinary shares of Leju initially, and will be increased automatically by 5% of the then total outstanding shares on an as-converted fully diluted basis on each of the third, sixth and ninth anniversaries of the effective date of the Leju Plan. The Leju Plan was amended and replaced in July 2014 containing substantially the same terms as the original Leju Plan.

The following paragraphs describe the principal terms of the Leju Plan.

Plan Administration.    Our board of directors, or a committee designated by our board or directors, will administer the plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each option grant.

Award Agreements.    Options and other awards granted under the plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant. In addition, the award agreement may also provide that securities granted are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Securities Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities. The exercise price of granted options may be amended or adjusted in the absolute discretion of our board of directors, or a committee designated by our board of directors, without the approval of our shareholders or the recipients of the options.

Eligibility.    We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest.

Acceleration of Awards upon Corporate Transactions.    The outstanding awards will terminate and accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding awards under the plan. In such event, each outstanding award will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and the repurchase or forfeiture rights will terminate immediately before the date of the change-of-control transaction provided that the grantee’s continuous service with us shall not be terminated before that date.

Term of the Options.    The term of each option grant shall be stated in the award agreement, provided that the term shall not exceed ten years from the date of the grant.

Vesting Schedule.    In general, our board of directors, or a committee designated by our board of directors, determines, or the award agreement specifies, the vesting schedule.

Transfer Restrictions.    Awards may not be transferred in any manner by the recipient other than by will or the laws of succession and incentive share options may be exercised during the lifetime of the optionee only by the optionee.

Termination of the Plan.    Unless terminated earlier, the plan will terminate automatically in 2023. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may impair the rights of any award recipient unless agreed by the recipient.

As of March 31, 2015, the aggregate number of our ordinary shares underlying outstanding options granted under the Leju Plan was 5,897,635 and the aggregated number of outstanding restricted shares granted under the Leju Plan was 1,230,136.

The following table summarizes, as of March 31, 2015, the options and restricted shares granted under the plan to our executive officers and directors and to other individuals as a group (including certain of our employees and E-House’s employees), without giving effect to the options that were exercised or restricted shares that had vested, if any.

Name	Ordinary Underlying Options/ Restricted Shares		Exercise Price(2) ($/Share)	Date of Grant	Date of Expiration(1)
Xin Zhou	360,000	*	4.6	December 1, 2013	N/A
Yinyu He	720,000		4.6	December 1, 2013	November 30,2023
	100,000	*	N/A	March 18, 2014	N/A
Li-Lan Cheng	240,000	*	4.6	December 1, 2013	N/A
Charles Chao	360,000		4.6	December 1, 2013	November 30,2023
Canhao Huang	30,000		4.6	December 1, 2013	November 30,2023
Zhe Wei	60,000	*	N/A	March 18, 2014	N/A
David Jian Sun	40,000	*	N/A	March 18, 2014	N/A
Min Fan	40,000	*	N/A	March 18, 2014	N/A
Winston Li	40,000	*	N/A	March 18, 2014	N/A
Weijie Ma	240,000		4.6	December 1, 2013	November 30, 2023
Keyi Chen	240,000		4.6	December 1, 2013	November 30, 2023
Min Chen	500,000		N/A	March 18, 2014	N/A
Other individuals as a group	4,993,462	**	4.6	December 1, 2013 to August 21, 2014	November 30,2023 or N/A

(1)         The options and most of our restricted shares are subject to a three-year vesting schedule, with one-third of the underlying ordinary shares vesting on each of the first, second and third anniversary of the grant date.

*                 Represents restricted shares.

**          Includes options and restricted shares.

C.                                    Board Practices

Our board of directors consists of nine directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is interested provided (i) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

In 2014, our board of directors held meetings or passed unanimous written resolution in lieu of meeting six times.

Committees of the Board of Directors

We have two committees under the board of directors: an audit committee and a compensation committee. We have adopted a charter for each of the two committees.

A company of which more than 50% of the voting power is held by a single entity is considered a “controlled company” under Section 303A of the Corporate Governance Rules of the NYSE. A controlled company need not comply with the applicable NYSE corporate governance rules requiring its board of directors to have a majority of independent directors and independent compensation and nominations/corporate governance committees. Because more than 50% of the voting power of our company is held by E-House, we qualify as a “controlled company” under the Corporate Governance Rules of the NYSE, and have relied on the controlled company exception provided under those rules. As a result, we do not have a majority of independent directors nor a separate nominating committee. In addition, our compensation committee does not consist entirely of independent directors and we are not required to have an annual performance evaluation of the compensation committee.

Audit Committee. Our audit committee consists of Mr. Zhe Wei, Mr. Min Fan and Mr. Winston Li, and is chaired by Mr. Zhe Wei. We have determined that Messrs. Wei, Fan and Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•                                          appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•                                          reviewing with the independent auditors any audit problems or difficulties and management’s response;

•                                          discussing the annual audited financial statements with management and the independent auditors;

•                                          reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•                                          reviewing and approving all proposed related party transactions;

•                                          meeting separately and periodically with management and the independent auditors; and

•                                          monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

In 2014, our audit committee held meetings or passed unanimous written resolutions in lieu of meeting three times.

Compensation Committee. Our compensation committee consists of Mr. Li-Lan Cheng and Mr. Jian Sun, and is chaired by Mr. Cheng. Mr. Sun satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of NYSE. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

•                                          reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

•                                          approving and overseeing the total compensation package for our executives other than the three most senior executives;

•                                          reviewing the compensation of our directors and making recommendations to the board with respect to it; and

•                                          periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

In 2014, our compensation committee held meetings and passed unanimous written resolutions in lieu of meeting once.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•                                          convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•                                          declaring dividends and distributions;

•                                          appointing officers and determining the term of office of the officers;

•                                          exercising the borrowing powers of our company and mortgaging the property of our company; and

•                                          approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from meetings of our board of directors for six consecutive meetings and the board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our memorandum and articles of association.

D.                                    Employees

As of December 31, 2012, 2013 and 2014, we had 3,486, 4,204 and 4,931 employees, respectively. The table sets forth the number of employees by area of business as of December 31, 2014:

	Number of Employees	Percentage of Employees
Sales	1,266	25.67%
Software Developers and Other Technology-related	319	6.47%
Editorial	1,157	23.46%
Customer Support	1,113	22.57%
Corporate Offices	1,076	21.82%
Total	4,931	100.00%

We pay our sales staff a combination of salaries and sales commissions and pay salaries to all other employees. We consider our relations with our employees to be good.

We place special emphasis on the training of our employees, whom we consider to be our most valuable asset. All newly hired employees must undergo intensive training during their three-month probation period. We also invite outside experts, including experts from the E-House Research and Training Institute, to provide ongoing classroom training to our employees. The human resources department is responsible for implementing the training plans, including engaging trainers, preparing training materials, selecting training venues and collecting feedback.

Because sales of online marketing services are highly competitive, we strongly emphasize training programs designed to improve the sales and marketing skills of our sales staff. In addition to training for new hires, our sales staff participate in weekly operating meetings that include additional training opportunities.

We conduct quarterly performance evaluations for all employees and use both performance-based bonuses and job promotions as incentives to encourage strong performance. We strive to maintain a collaborative corporate culture and our mid-level and senior employees are generally eligible to participate in our share incentive plan.

E.                                     Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2015 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5.0% of our ordinary shares.

As of March 31, 2015, we had 139,009,418 ordinary shares issued. Among the 139,009,418 ordinary shares issued, 4,644,307 ordinary shares that had been issued to our depositary and reserved for future grants under our share incentive plan are not deemed as outstanding for the purpose of calculating the beneficial ownership in the following table. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from March 31, 2015, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Xin Zhou	1,706,829	1.3
Yinyu He	*	*
Li-Lan Cheng	*	*
Charles Chao	*	*
Canhao Huang	*	*
Martin Chi Ping Lau(1)	*	*
Zhe Wei(2)	*	*
Jian Sun(3)	*	*
Min Fan(4)	*	*
Winston Li	*	*
Weijie Ma	*	*
Keyi Chen	*	*
Min Chen	*	*
All Directors and Executive Officers as a Group(†)	2.452,940	1.8

Principal Shareholders:
E-House (China) Holdings Limited(5)	93,694,920	69.7
Tencent Holdings Limited (6)	21,231,220	15.8

*                 Less than 1% of our total outstanding shares.

(†)         Except where otherwise disclosed in the footnotes below, the business address of each of our directors and executive officers is 15/F, Beijing Shoudong International Plaza, No. 5 Building, Guangqu Home Dongcheng District, Beijing 100022, People’s Republic of China.

(1)         The business address of Mr. Martin Chi Ping Lau is 39/F, Tencent Building, Kejizhongyi Avenue, Nanshan District, Shenzhen, People’s Republic of China.

(2)         The business address of Mr. Zhe Wei is 3301, Kerry Parkside Office Building, 1155 Fangdian Rd., Pudong District, Shanghai, People’s Republic of China.

(3)         The business address of Mr. Jian Sun is No. 124 Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.

(4)         The business address of Mr. Min Fan is No. 99 Fuquan Road, Changning District, Shanghai 200335, People’s Republic of China.

(5)         E-House (China) Holdings Limited, or E-House, is our parent company and is incorporated in the Cayman Islands, and its business address is 11/F, Qiushi Building, No. 383 Guangyan Road, Shanghai, 200072, People’s Republic of China. E-House is a reporting company under the Exchange Act and listed on the New York Stock Exchange. On January 15, 2015, E-House completed a partial spin-off of us by distributing in the form of a dividend of 0.05 of our ordinary shares, par value $0.001, for each of its ordinary shares outstanding as of December 3, 2014, or 0.05 of our ADSs, for each of its ADSs outstanding as of December 3, 2014. E-House distributed a total of 7,103,280 of our ordinary shares to holders of its ordinary shares in this manner, which include a total of 3,877,658 of our ordinary shares in the form of 3,877,658 ADSs to its ADS holders through its depositary bank.

(6)         Represents 21,231,220 held by THL O Limited, or THL, a British Virgin Islands company and an indirect wholly owned subsidiary of Tencent Holdings Limited. or Tencent. See “Item 7. Related Party Transactions—Transactions and Agreements with Tencent” for more information. Tencent Holding Limited is incorporated in the Cayman Islands and its business address is 29/F., Three Pacific Place, No.1 Queen’s Road East, Wanchai, Hong Kong. Tencent is listed on the Hong Kong Stock Exchange.

To our knowledge, as of March 31, 2015, 20,457,658 of our ordinary shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. 4,644,307 of the 20,457,648 ordinary shares held by JPMorgan Chase Bank, N.A. are reserved for future grants under our share incentive plan. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For the options granted to our directors, executive officers and employees, please refer to “—B. Compensation of Directors and Executive Officers.”

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                    Related Party Transactions

Transactions and Agreements with E-House

Agreements Related to Our Carve-out from E-House

We have entered into agreements with E-House with respect to various ongoing relationships between us. These include a master transaction agreement, an offshore transitional services agreement, an onshore transitional services agreement, a non-competition agreement and an onshore cooperation agreement. The following are summaries of these agreements.

Master Transaction Agreement

The master transaction agreement contains provisions relating to our carve-out from E-House. The master transaction agreement provides for cross-indemnities that generally will place the financial responsibility on us for all liabilities associated with the current and historical real estate online services business and operations that have been conducted by or transferred to us, and generally will place on E-House the financial responsibility for liabilities associated with all of E-House’s other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The master transaction agreement also contains indemnification provisions under which we and E-House will indemnify each other with respect to breaches of the master transaction agreement or any related inter-company agreement.

In addition, we have agreed to indemnify E-House against liabilities arising from misstatements or omissions in our SEC filings and from information we provide to E-House specifically for inclusion in E-House’s annual or quarterly reports following the completion of our initial public offering, but only to the extent that the information pertains to us or our business or to the extent E-House provides us prior written notice that the information will be included in its annual or quarterly reports and the liability does not result from the action or inaction of E-House. Similarly, E-House will indemnify us against liabilities arising from misstatements or omissions in its subsequent SEC filings or with respect to information that E-House provided to us specifically for inclusion in our SEC filings.

The master transaction agreement contains a general release, under which the parties will release each other from any liabilities arising from events occurring on or before the initial filing date of the registration statement for our initial public offering, including in connection with the activities to implement our initial public offering. The general release does not apply to liabilities allocated between the parties under the master transaction agreement or the other inter-company agreements.

Furthermore, under the master transaction agreement, we have agreed to use our reasonable best efforts to use the same independent certified public accounting firm selected by E-House and to maintain the same fiscal year as E-House until the first E-House fiscal year-end occurring after the earlier of (i) the first date when E-House no longer owns at least 20% of the voting power of our then outstanding securities and (ii) the first date when E-House ceases to be the largest beneficial owner of our then outstanding voting securities (without considering holdings by certain institutional investors). We also have agreed to use our reasonable best efforts to complete our audit and provide E-House with all financial and other information on a timely basis so that E-House may meet its deadlines for its filing of annual and quarterly financial statements.

The master transaction agreement will automatically terminate five years after the first date upon which E-House ceases to own in aggregate at least 20% of the voting power of our then outstanding securities. This agreement can be terminated early by mutual written consent of the parties.

Offshore Transitional Services Agreement

Under the offshore transitional services agreement, E-House agrees that, during the service period, E-House will provide us with various corporate support services, including:

•                  accounting support;

•                  administrative support;

•                  marketing support;

•                  internal control support;

•                  customer service support; and

•                  legal support.

E-House also may provide us with additional services that we and E-House may identify from time to time in the future. It may engage third parties to provide services covered by the offshore transitional service agreement.

The offshore transitional service agreement provides that the performance of a service according to the agreement will not subject the provider of such service to any liability whatsoever except as directly caused by the gross negligence or willful misconduct of the service provider. Liability for gross negligence or willful misconduct is limited to the lower of the price paid for the particular service or the cost of the service’s recipient performing the service itself or hiring a third party to perform the service. Under the offshore transitional services agreement, the service provider of each service is indemnified by the recipient against all third-party claims relating to provision of services or the recipient’s material breach of a third-party agreement, except where the claim is directly caused by the service provider’s gross negligence or willful misconduct.

The price to be paid for the services provided under the offshore transitional service agreement shall be the actual direct costs and indirect costs of providing such services. Direct costs include compensation and travel expenses attributable to employees, temporary workers, and contractors directly engaged in performing the services as well as materials and supplies consumed in performing the services. Indirect costs include occupancy, information technology supervision and other overhead costs of the department incurring the direct costs of providing the service.

The offshore transitional services agreement provides for a service period commencing on the date when the registration statement on Form F-1 for our initial public offering is first publicly filed with the SEC, and ending on the date when E-House ceases to own in aggregate at least 20% of the voting power of our then outstanding securities or ceases to be the largest beneficial owner of our then outstanding voting securities, without considering holdings of institutional investors that have acquired our securities in the ordinary course of their business and not with a purpose nor with the effect of changing or influencing our control.

Either party may terminate the offshore transitional services agreement with respect to either all or part of the services by giving a 90-day prior written notice to the other party. The agreement provides for an early termination fee in the case of early termination by E-House, but does not quantify the amount of or specify the calculation method, for such fee.

Onshore Transitional Services Agreement

The onshore transitional services agreement adopts terms and conditions similar to those of the offshore transitional services agreement. Under the onshore transitional services agreement, Shanghai Real Estate Sales (Group) Co., Limited, an indirectly wholly owned subsidiary of E-House, or E-House Shanghai, agrees, during the applicable service period, to provide Beijing Leju, Beijing Jiajujiu, Shanghai Yi Xin, Shanghai SINA Leju, Beijing Maiteng, Shanghai Yi Yue and E-House City Rehouse Real Estate Broker (Shanghai) Co., Ltd., or the Leju PRC Entities, and/or their designated PRC affiliates, with various corporate support services, including accounting support, administrative support, internal control and internal audit support, marketing support, customer service support and legal support. E-House Shanghai also may provide the Leju PRC Entities with additional services that the Leju PRC Entities and E-House Shanghai may identify from time to time in the future. E-House Shanghai may engage its PRC affiliates or other third parties to provide services covered by the onshore transitional services agreement.

The price to be paid for the services provided under the onshore transitional services agreement shall be the actual direct costs and indirect costs of providing such services. Direct costs include compensation and travel expenses attributable to employees, temporary workers, and contractors directly engaged in performing the services as well as materials and supplies consumed in performing the services. Indirect costs include occupancy, information technology supervision and other overhead costs of the department incurring the direct costs of providing the service.

The onshore transitional services agreement provides for a service period commencing on the date when the registration statement on Form F-1 for our initial public offering is first publicly filed with the SEC, and ending on the date when E-House ceases to own in aggregate at least 20% of the voting power of our then outstanding securities or ceases to be the largest beneficial owner of our then outstanding voting securities, without considering holdings of institutional investors that have acquired our securities in the ordinary course of their business and not with a purpose nor with the effect of changing or influencing our control.

Either E-House Shanghai or the Leju PRC Entities may terminate either all or part of the services by giving a 90-day prior written notice to the other party. The agreement provides for an early termination fee in the case of early termination by the Leju PRC Entities, but does not quantify the amount of or specify the calculation method, for such fee.

E-House charged us a fee based on an estimate of the actual costs incurred to provide services under the offshore and onshore transitional services agreements, which amounted to $10.4 million for the period from April 17, 2014, the date of our initial public offering, to December 31, 2014.

Non-competition Agreement

The non-competition agreement provides for a non-competition period beginning on the date of the agreement and ending on the later of (i) three years after the first date when E-House ceases to own in aggregate at least 20% of the voting power of our then outstanding securities and (ii) five years after the date that the registration statement on Form F-1 for our initial public offering is first publicly filed with the SEC. This agreement can be terminated early by mutual written consent of the parties.

E-House has agreed not to compete with us during the non-competition period in the business of providing real estate e-commerce, online advertising and listing services, anywhere in the world. We have agreed not to compete with E-House during the non-competition period in any business conducted by E-House as described in its periodic filings with the SEC, other than the businesses we are engaged in as described in the prospectus for our initial public offering.

The non-competition agreement also provides for a mutual non-solicitation obligation that neither E-House nor we may, during the non-competition period, hire, or solicit for hire, any active employees of or individuals providing consulting services to the other party, or any former employees of or individuals providing consulting services to the other party within six months of the termination of their employment or consulting services, without the other party’s consent, except for solicitation activities through generalized non-targeted advertisement not directed to such employees or individuals that do not result in a hiring within the non-competition period.

Onshore Cooperation Agreement

Under this onshore cooperation agreement, E-House Shanghai, Beijing Leju, Beijing Jiajujiu and Shanghai Yi Xin agree that they will cooperate with each other in sharing information about potential demands for products and/or services and developing clients. If any party is aware that its customers, suppliers or other business partners may have demands for the products and/or services of the primary business of any other party, it will share such information with such other party, to the extent not in violation of any applicable law and its confidentiality obligations or other terms under any contract binding on such party. Furthermore, the parties agree to cooperate with each other, to the extent commercially reasonable and in the manner deemed to be appropriate, in referring the principal products and/or services of any other party, joint pitching for and negotiating with clients, and entering into agreements with clients. In the event the parties jointly enter into an agreement with a client, they shall determine their respective rights and obligations in writing through amicable negotiations, and based on the principle of fairness and the fair market values of the products and/or services offered by the parties. The parties agree not to charge any fees for their cooperation and assistance provided under the agreement unless they separately and explicitly agree otherwise.

The onshore cooperation agreement provides for a term commencing on its date of execution and ending on the date when E-House ceases to own in aggregate at least 20% of the voting power of our then outstanding securities or ceases to be the largest beneficial owner of our then outstanding voting securities, without considering holdings of institutional investors that have acquired our securities in the ordinary course of their business and not with a purpose nor with the effect of changing or influencing our control. The onshore cooperation agreement does not provide any early termination right.

Other Transactions and Agreements with E-House

Expenses allocated from E-House for corporate selling, general and administrative services amounted to $21.6 million, $15.5 million and $2.9 million, respectively, for the years ended December 31, 2012, 2013, and the period from January 1, 2014 to April 16, 2014, one day before our initial public offering. The amounts of these expenses were based on a variety of factors and dependent on the nature of the expenses being allocated. These expenses consist primarily of share-based compensation expenses of senior management and shared marketing and management expenses including marketing, finance, legal, technology, human resources, administration and internal audit. These allocations were made using a proportional cost allocation method based on revenues and headcount as well as estimates of actual time spent on the provision of services attributable to us. We believe that these allocations are reasonable.

For the years ended December 31, 2012, 2013, and 2014, we derived revenues in the amount of $1.5 million, $10,614 and $0.2 million from providing online advertising services to E-House. For the years ended December 31, 2012, 2013, and 2014, we recognized expenses for services provided by E-House of $1.8 million, $0.9 million and $1.2 million, respectively.

With respect to our sales of discount coupons for property developments in Beijing, for regulatory reasons the fees for such discount coupons are collected by E-House on our behalf and either remitted to us or used to offset amounts owed by us to E-House. In the past, E-House did not charge any fee or commission for its provision of this service to us.

Loans Outstanding

As of December 31, 2012, 2013 and 2014, we had outstanding loan payables to E-House in the amount of $86.3 million, $42.5 million and $42.5 million, respectively, which are interest free and settleable on demand. The loans were advanced by E-House primarily for general working capital requirements.

During the years ended December 31, 2012, 2013, and 2014, respectively, E-House loaned $1.5 million, $1,000 and nil, respectively, to us to fund capital injections into our PRC subsidiaries. Such loans were waived by E-House pursuant to a release agreement entered into in January 2014 and have been recorded as capital contributions as of the dates on which such loans were originally made.

For the years ended December 31, 2012, 2013 and 2014 the largest aggregate amount outstanding under loans made to us by E-House was $98.7 million, $86.3 million and $42.5 million, respectively. As of March 31, 2015, the principal amount outstanding under these loans was $42.5 million.

Transactions and Agreements with SINA

In 2008, SINA reorganized its real estate and home furnishing websites and online real estate advertising business into a separate unit with its own legal entities, management team, advertising operations, systems and physical facilities. Pursuant to the reorganization, SINA and E-House formed a joint venture, China Online Housing, which subsequently became our wholly owned subsidiary in December 2013 as part of a corporate reorganization by E-House. The terms of the joint venture provided China Online Housing with the rights, for an initial term of ten years, to use the E-House real estate information database and operate the SINA real estate and home furnishing websites, including licenses to use SINA’s trademark, domain names, website technologies and certain software.

In 2009, SINA and China Online Housing entered into an amended and restated advertising inventory agency agreement, a domain name and content license agreement, a restated trademark license agreement and a software license and support services agreement. In March 2014, we and SINA entered into an advertising inventory agency agreement, an amended and restated domain name and content license agreement, an amended and restated trademark license agreement and an amended and restated software license and support services agreement. The principal effect of the agreements entered into in March 2014 is to extend the term of our agreements with SINA through 2024.

Advertising Inventory Agency Agreement

Under the advertising inventory agency agreement, we have the exclusive right to sell advertising to real estate, home furnishing and construction materials advertisers on all SINA non-real estate websites. We are required to pay SINA fees of approximately 15% of the revenues generated from sales of advertising on SINA non-real estate websites, subject to certain limitations on the amount of advertising that we may sell and fees payable by us to SINA based on the amount of advertising sold. In addition, we authorize SINA as our exclusive agent to sell non-real estate-related advertising on our directly operated websites. We are entitled to receive approximately 85% of the revenues generated from these sales. The initial term of the amended and restated advertising inventory agency agreement is ten years, expiring in 2024.

Domain Name and Content License Agreement

Under the amended and restated domain name and content license agreement, an affiliate of SINA, or licensor, granted to us an exclusive license to use its five domain names, namely, house.sina.com.cn , jiaju.sina.com.cn , construction.sina.com.cn , dichan.sina.com.cn , and esf.sina.com.cn in connection with our real estate internet operations in China. In addition, the licensor also granted to us an exclusive license to use all contents, whose copyrights are owned by the licensor or owned by a third-party provider but is sub-licensable by the licensor without requiring payment of any additional fees and without violating the terms of any agreement with such third party provider, in connection with websites associated with the domain names licensed to us. For other operating contents, we may enter into an agreement with the owner independently and will be responsible for the costs associated with procuring the contents. The licenses are for an initial term of ten years expiring in 2024.

Amended and Restated Trademark License Agreement

Under the amended and restated trademark license agreement, an affiliate of SINA granted to us a non-exclusive license to use three SINA trademarks and an exclusive license to use four SINA related trademarks in connection with our real estate online operations in China through websites located at leju.com and the websites located at house.sina.com.cn , jiaju.sina.com.cn , construction.sina.com.cn , dichan.sina.com.cn and esf.sina.com.cn . The licenses are for an initial term of ten years expiring in 2024.

Amended and Restated Software License and Support Services Agreement

Under the amended and restated software license and support services agreement, a subsidiary of SINA, or licensor, granted to us a non-exclusive license to use (i) the proprietary software used for, among other things, internet content publishing, advertising publishing, sales management, procurement reimbursement, financial management flow, statistics, monitoring and censoring; (ii) certain current software products and interfaces necessary to facilitate our use of such current software products; (iii) the databases; (iv) certain improvements to the licensed software; and (v) related documentation and hardware, in each case to the extent such items (other than licensor improvements) exist and have been delivered to us under the software license and support service agreement executed in 2009. The licensor also provided to us infrastructure necessary to operate our websites and facilitate our use of the licensed software. In addition, the licensor also provided support services, including routine maintenance, technical support and hardware support. The licenses are for an initial term of ten years expiring in 2024 and free of any fees (subject to certain exceptions). However, to the extent that there are any reasonable, incremental costs for use of the licensed software or the infrastructure, or provision of the support services, due to a change in the business needs, we are required to reimburse the licensor for all such costs.

Transactions and Agreements with Tencent

Strategic Cooperation Agreement

On March 10, 2014, we entered into a strategic cooperation agreement with Tencent, a provider of comprehensive internet services serving the largest online community in China. Pursuant to the strategic cooperation agreement, we and Tencent have agreed to jointly develop software and tools for use on Tencent’s social communication platform, Weixin, to facilitate our opening of Weixin public accounts associated with real estate projects, which we believe will provide real estate information to Weixin users, enable us to better connect with our users through such accounts and expand payment solutions provided to users. We have agreed to adopt Weixin payment solutions as the default payment method for real estate O2O e-commerce transactions conducted by our users on Weixin. We and Tencent have also agreed to explore and pursue additional opportunities for potential cooperation, including but not limited to cooperation involving Tencent’s social communications platform, including Weixin, “QQ” and “mobile QQ;” the social media service, “Tencent Weibo;” the social networking service, “Qzone;” and/or certain other Tencent wholly-owned internet properties in China.

Share Purchase and Subscription Agreement

On March 21, 2014, we entered into a share purchase and subscription agreement with E-House and Tencent, pursuant to which Tencent acquired from E-House 19,201,800 of our ordinary shares, or 15% of our total outstanding shares on a fully diluted basis, including all options and restricted shares and any other rights to acquire our shares that were granted and outstanding, for $180 million in cash. Concurrent with the consummation of our initial public offering, Tencent purchased 2,029,420 ordinary shares from us at a price per ordinary share equal to the initial public offering price per ordinary shares to maintain a 15% equity interest in us (on a fully diluted basis, including all options and restricted shares and any other rights to acquire our shares that were granted and outstanding, and assuming the underwriters exercised their over-allotment options to purchase additional ADSs in full) as of the consummation of our initial public offering.

The share purchase and subscription agreement provides for certain restrictions on the transfer of the ordinary shares purchased pursuant to the share purchase and subscription agreement. For an 18-month lock-up period that commenced on the purchase date, Tencent may not directly or indirectly transfer or pledge any of the ordinary shares purchased from E-House without our prior written consent. For a six month lock-up period that commenced on the purchase of the ordinary shares from us concurrent with our initial public offering, Tencent may not directly or indirectly transfer or pledge any of such ordinary shares without our prior written consent.

Investor Rights Agreement

On March 31, 2014, being the closing of the sale of shares to Tencent by E-House under the share purchase and subscription agreement, we entered into an investor rights agreement with E-House and Tencent, which granted E-House and Tencent certain registration rights with respect to our ordinary shares owned by them, granted certain board representation rights to Tencent and placed certain restrictions on the transfer of our ordinary shares by E-House or Tencent.

Demand registration rights.    Both E-House and Tencent have the right to demand that we effect a registration covering the offer and sale of their ordinary shares. E-House and Tencent are each entitled to an aggregate of three such registrations. We, however, are not required to prepare and file (i) more than two demand registration statements in any 12-month period, or (ii) any demand registration statement within 120 days following the date of effectiveness of any other registration statement. If the demand registration relates to an underwritten public offering and the managing underwriter advises in its reasonable opinion that the number of securities requested to be included in the demand registration exceeds the largest number which reasonably can be sold in such offering without having a material adverse effect on such offering, we will include in such demand registration, up to the maximum offering size, following the order of priority: (i) the registrable securities that the requesting parties propose to register; and (ii) any securities we propose to register and any securities with respect to which any other security holder has requested registration. If the managing underwriter determines that less than all of the registrable securities proposed to be sold can be included in such offering, then the registrable securities that are included in such offering shall be allocated pro rata among the respective requesting parties on the basis of registrable securities sought to be registered by each requesting party.

Shelf registration rights.    Once we are eligible to file a shelf registration statement pursuant to Rule 415 promulgated under the Securities Act, both E-House and Tencent will have the right to demand that we file a shelf registration statement covering their ordinary shares. We, however, will not be required to prepare and file more than two shelf registration statements in any 12-month period.

Piggyback registration rights.    If we propose to file a registration statement for an offering of our ordinary shares, other than in a transaction of the type referred to in Rule 145 under the Securities Act or to our employees pursuant to any employee benefit plan, then we must offer E-House and Tencent an opportunity to include in the registration all or any part of their registrable securities. If the piggyback registration relates to an underwritten public offering and the managing underwriter advises in its reasonable opinion that the number of securities requested to be included in the piggyback registration together with the securities being registered by us or any other security holder exceeds the largest number which reasonably can be sold in such offering without having a material adverse effect on such offering, then (i) if we initiate the piggyback registration, we will include in such registration the securities we propose to register first, and allocate the remaining part of the maximum offering size to all other selling security holders on a pro rata basis; (ii) if any holder of our securities initiated the piggyback registration, we will include, up to the maximum offering size, first the securities such initiating security holder proposes to register, then the securities of any other selling security holders on a pro rata basis, and lastly the securities we propose to register.

Blackout periods.    We are entitled to two blackout periods, aggregating to no more than 90 days in any consecutive 12-month period, during which we can delay the filing or effectiveness of a registration statement, if we would, in the good faith judgment of our board of directors, be required to disclose in the prospectus information not otherwise then required by law to be publicly disclosed, and there is a reasonable likelihood that such disclosure, or any other action to be taken in connection with the prospectus, would materially and adversely affect or interfere with any significant financing, acquisition, merger, disposition of assets, corporate reorganization or other material transaction of negotiations involving us.

Expenses of registration.    We will pay all expenses relating to any demand or piggyback registration, except that either E-House and Tencent shall bear and pay all (i) brokerage commissions, (ii) ADS issuance fees payable to any depositary institution, (iii) commissions, fees, spreads, discounts, transfer taxes, stamp duties, (iv) fees and expenses of its counsel or other advisers, subject to certain amounts that we will pay, and (v) their own out-of-pocket expenses, in each case, with respect to only such holder’s registrable securities.

Board representation.    For so long as Tencent is the beneficial owner of at least 10% of our issued and outstanding ordinary shares, Tencent will have the right to designate one director to our board of directors.

Restrictions on transfer.    For so long as Tencent is the beneficial owner of at least 10% of our issued and outstanding ordinary shares, Tencent’s prior written consent will be required for (i) a change of control of our company that results in certain specified entities, as agreed by us and Tencent, controlling us, (ii) the issuance, by way of a privately negotiated transaction, of equity securities representing more than 10% of our issued and outstanding share capital to certain specified entities, or (iii) the transfer or other disposition, by way of a privately negotiated transaction, of equity securities representing more than 10% of our issued and outstanding share capital by E-House to certain specified entities, in each case, subject to certain exceptions. Tencent will not, without our prior written consent, transfer or otherwise dispose, by way of a privately negotiated transaction, of our equity securities held by Tencent to certain specified entities, subject to certain exceptions.

Transactions with Certain Related Customers and Suppliers, Shareholders, Directors and Affiliates

Transactions with Related Customers and Suppliers

Transactions with SINA.    As of December 31, 2012, 2013 and 2014, we had a payable balance of $2.5 million, $1.7 million and $1.7 million, respectively, to SINA, representing online advertising agency fee payable to SINA. The total cost recognized for the advertising agency fee purchased from SINA was $5.1 million, $6.0 million and $6.6 million for the years ended 2012, 2013 and 2014, respectively. Mr. Charles Chao, SINA’s chief executive Officer and chairman of SINA’s board, serves as a co-chairman of E-House’s board of directors. We also derived revenues in the amount of $1,855, nil and nil from providing online advertising services to SINA for the years ended December 31, 2012, 2013 and 2014, respectively.

Transactions with Beijing China Real Estate Research Association Technology Ltd., or CRERAT.    CRERAT is a joint venture formed by E-House with China Real Estate Research Association and China Real Estate Association. As of December 31, 2012 and 2013, we had a payable balance to CRERAT of $1.1 million and nil, respectively. As of December 31, 2014, we had a receivable balance from CRERAT of $684. The payable balance as of December, 31 2012 represented service purchased from CRERAT, and the receivable balance as of December 31, 2014 represented the cash paid to suppliers on behalf of CRERAT for the purchase of marketing services. The total expenses recognized for the services purchase from CRERAT were $0.5 million, nil and nil for the year ended December 31, 2012, 2013 and 2014, respectively.

Transactions with Management

See “Item 6. Directors, Senior Management and Employees Management—B. Compensation of Directors and Executive Officers.”

Contractual Arrangements with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu (the consolidated variable interest entities)

See “Item 4. Information on the Company—C. Organizational Structure.”

Share Options and Restricted Shares

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

C.                                    Interests of Experts and Counsel

Not applicable.

ITEM 8.        FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not involved in any material legal or arbitration proceedings. From time to time, we may be subject to claims and legal actions arising in the ordinary course of business, such as intellectual property infringement claims against us for use of others’ articles or photographs and employment disputes and claims against us for use of our discount coupons. Such claims or legal actions, even if without merit, could result in the expenditure of significant financial and management resources and potentially result in civil liability for damages.

Dividend Policy

Subject to our memorandum and articles of association and the laws of the Cayman Islands, our board of directors has complete discretion on whether to distribute dividends. Our shareholders may by ordinary resolution declare a dividend, but not exceeding the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We rely principally on dividends from our PRC subsidiaries for our cash requirements, to the extent existing cash in our offshore entities is fully utilized, including any debt we may incur.

We have been authorized by our board of directors and intend to pay a cash dividend of $0.20 on or about May 15, 2015, for each of our ordinary shares issued and outstanding as of April 10, 2015, or each of our ADSs outstanding as of April 10, 2015. Our board of directors decides the timing, amount and form of any future dividends, if any, based on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations relating to Dividend Distributions.”

B.                                    Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.        THE OFFER AND LISTING

A.                                    Offering and Listing Details

Our ADSs have been listed on the NYSE since April 17, 2014 under the symbol “LEJU”. Each ADS represents one of our ordinary shares.

In 2014, the trading price of our ADSs on the NYSE ranged from $8.01 to $18.60 per ADS.

The following table sets forth, for the periods indicated, the high and low trading prices on the NYSE for our ADSs.

	Sales Price ($)
	High	Low
Annual Highs and Lows
2014 (Since April 17, 2014)	18.60	8.01
Quarterly Highs and Lows
Second Quarter 2014 (Since April 17, 2014)	13.37	8.01
Third Quarter 2014	18.60	10.49
Fourth Quarter 2014	16.14	9.76
Monthly Highs and Lows
September 2014	18.35	11.85
October 2014	14.71	12.04
November 2014	16.14	11.50
December 2014	12.94	9.76
January 2015	13.30	10.02
February 2015	11.17	9.44
March 2015	9.70	6.66
April 2015 (through April 20, 2015)	9.41	7.74

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

Our ADSs, each representing one of our ordinary shares, have been traded on the NYSE since April 17, 2014 under the symbol “LEJU.”

D.                                    Selling Shareholders

Not applicable.

E.                                     Dilution

Not applicable.

F.                                      Expenses of the Issue

Not applicable.

ITEM 10.      ADDITIONAL INFORMATION

A.                                    Share Capital

Not applicable.

B.                                    Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2013 Revision) of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.

The following are summaries of material provisions of our current amended and restated memorandum and articles of association that became effective immediately prior to the completion of our initial public offering in April 2014, insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law, as amended from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

Ordinary Shares

General. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our company will not issue bearer or negotiable shares.

Register of Members. Under Cayman Islands law, we must keep a register of members and there should be entered therein:

•                  the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•                  the date on which the name of any person was entered on the register as a member; and

•                  the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Dividends . The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, provided that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights . Each shareholder is entitled to one vote on a show of hands or, on a poll, to one vote for each share registered in his name on the register of members, on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders present in person or by proxy entitled to vote and who together hold not less than ten percent of the paid up voting share capital.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Transfer of Ordinary Shares. Any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

However, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which our company has a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•                  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•                  the instrument of transfer is in respect of only one class of shares;

•                  the instrument of transfer is properly stamped, if required;

•                  the ordinary shares transferred are fully paid and free of any lien in favor of us;

•                  any fee related to the transfer has been paid to us; or

•                  in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If our directors refuse to register a transfer they are required, within two months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

Liquidation. On a winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are a “limited liability” company registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (i) unless it is fully paid up; (ii) if such redemption or repurchase would result in there being no shares outstanding; or (iii) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes or series of shares, all or any of the special rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series) may be varied with the consent in writing of the holders of a majority of the issued shares of that class or series or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class or series. The rights conferred upon the holders of the shares of any class or series issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class or series, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders and Shareholder Proposals. As a Cayman Islands exempted company, we are not obligated by the Companies Law to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obligated to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors. Advance notice of at least seven calendar days is required for the convening of our annual general meeting and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of shareholders present in person or by proxy, representing not less than one-third of the votes attaching to the issued and outstanding shares in our company entitled to vote at general meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, to requisition an extraordinary general meeting of the shareholders, in which case our directors are obligated to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Election and Removal of Directors. Unless otherwise determined by our company in general meeting, our articles of association provide that our board will consist of not less than three directors. There are no provisions relating to retirement of directors upon reaching any age limit.

The directors have the power to appoint any person as a director either to fill a casual vacancy on the board or as an addition to the existing board. Our shareholders may also appoint any person to be a director by way of ordinary resolution.

A director may be removed with or without cause by ordinary resolution.

In addition, the office of any director shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, ((iii) resigns his office by notice in writing to the Company; (iv) without special leave of absence from our board of directors, is absent from meetings of our board of directors for six consecutive meetings and the board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our memorandum and articles of association.

Proceedings of Board of Directors. Our memorandum and articles of association provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors, including the chairman.

Our memorandum and articles of association provide that the board may from time to time at its discretion exercise all powers of our company to raise or borrow money, to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of our company and to issue debentures, bonds and other securities of our company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital. Our shareholders may from time to time by ordinary resolution:

•                  increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•                  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•                  sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•                  cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•                  an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•                  an exempted company’s register of members is not required to be open to inspection;

•                  an exempted company does not have to hold an annual general meeting;

•                  an exempted company may issue no par value, negotiable or bearer shares;

•                  an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•                  an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•                  an exempted company may register as a limited duration company; and

•                  an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this annual report, we currently intend to comply with the NYSE rules in lieu of home country practice.

C.                                    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange Registration of Offshore Investments by PRC Residents.”

E.                                     Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands, or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the EIT Law, and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise. The implementation rules of the EIT Law define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises including Leju Holdings Limited. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Although Leju Holdings Limited does not meet condition (iii) above as its primary assets in the form of shareholding in offshore entities, and its accounting books and records, company seals, and board and shareholder resolutions are located and maintained outside the PRC, there are uncertainties as to the interpretation of relevant PRC regulations including SAT Circular 82 and condition (iii) above as well as the applicability of SAT Circular 82 to Leju Holdings Limited, and the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that Leju Holdings Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Leju Holdings Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Leju Holdings Limited is treated as a PRC resident enterprise.

The State Administration of Taxation issued an SAT Circular 59 together with the Ministry of Finance in April 2009 and a SAT Circular 698 in December 2009. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. SAT Bulletin 7 was recently promulgated in February 2015 and replaced previous rules under SAT Circular 698. Under SAT Bulletin 7, an “indirect transfer” of assets of a PRC resident enterprise, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable properties, if such transaction arrangement lacks a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity interests in PRC resident enterprises. In respect of an indirect transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. If the underlying transfer relates to the immovable properties located in China or to equity interests in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make payments for the transfer has a withholding obligation. Although it appears that SAT Bulletin 7 does not apply to share transfers of publicly traded companies, there is uncertainty as to the application of SAT Bulletin 7 and we and our non-PRC resident investors may be at risk of being subject to tax filing or withholding obligations under SAT Bulletin 7 and we may be required to expend valuable resources to comply with SAT Bulletin 7 or to establish that we should not be taxed under SAT Bulletin 7.

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules that differ significantly from those summarized below (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or investors that have a functional currency other than the U.S. dollar). In addition, this discussion does not address U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any non-U.S., state, and local tax considerations. Each U.S. holder is urged to consult its tax advisors regarding the U.S. federal, state, local, and non-U.S. tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust; or (B) that has otherwise elected to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (as determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our consolidated variable interest entities as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. If it were determined that we are not the owner of our consolidated variable interest entities for U.S. federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Assuming that we are the owner of our consolidated variable interest entities for U.S. federal income tax purposes, and based upon our current income and assets and projections as to the value of our ADSs and ordinary shares, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC in the current or future taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if market capitalization is less than anticipated or subsequently declines, we may be classified as a PFIC for the current or future taxable years.

Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent table years. If we were classified as a PFIC for any year during which a U.S. holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be reported as a “dividend” for U.S. federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced U.S. federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program; or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the NYSE, which is an established securities market in the United States, and will be considered readily tradable on the NYSE for as long as the ADSs continue to be listed on such exchange. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rate, but there can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate.

However, in the event that we are deemed to be a PRC “resident enterprise” under the EIT Law (see “People’s Republic of China Taxation”), we may be eligible for the benefits of the U.S.-PRC income tax treaty (which the Secretary of Treasury of the United States has determined is satisfactory for this purpose) and be treated as a qualified foreign corporation with respect to dividends paid to our ADSs or ordinary shares. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations. Each U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the EIT Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. A U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. holder is advised to consult its tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC resident enterprise under the EIT Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC-source gain for foreign tax credit purposes under the U.S.-PRC income tax treaty. U.S. holders are advised to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below) with respect to the ADSs, the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or ordinary shares); and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•                                          the excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or ordinary shares;

•                                          the amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a pre-PFIC year) will be taxable as ordinary income;

•                                          the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. holder for that year; and

•                                          an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on the NYSE. We anticipate that the ADSs should qualify as being regularly traded on the NYSE, but no assurances may be given in this regard. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs; and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. holder who makes a mark-to-market election with respect to our ADSs may continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any of our non-U.S. subsidiaries that is classified as a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on our ADSs or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, such holder is generally required to file U.S. IRS Form 8621 and other information as the U.S. Treasury Department may require. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

Information Reporting

Certain U.S. holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. U.S. holders are advised to consult with their tax advisors regarding the application of the U.S. information reporting rules to their particular circumstances.

F.                                      Dividends and Paying Agents

Not applicable.

G.                                    Statement by Experts

Not applicable.

H.                                   Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-194505), as amended, including the prospectus contained therein, to register the issuance and sale of our ordinary shares represented by ADSs in relation to our initial public offering. We have also filed with the SEC our registration statement on Form F-6 (Registration No. 333-195067) to register our ADSs.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

We will furnish JPMorgan Chase Bank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our website is www.leju.com. We make our annual reports on Form 20-F and any amendments to such reports available free of charge on our website as soon as reasonably practicable following the electronic filing of each report with the SEC. In addition, we provide electronic or paper copies of our annual reports free of charge to our shareholders and ADS holders upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

I.                                        Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and we have not used any forward contracts, currency borrowings or derivative instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi because substantially all of our revenues and expenses are denominated in Renminbi and the functional currency of our principal operating subsidiaries and consolidated variable interest entities is the Renminbi, while we use the U.S. dollar as our functional and reporting currency and our ADSs are traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. After June 2010, the RMB began to appreciate against the U.S. dollar again, although there have been some periods when it has lost value against the U.S. dollar, as it did for example during 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2014, we had RMB or HKD denominated cash balances of $178.6 million and U.S. dollar-denominated cash balances of $139.3 million. Assuming we had converted the U.S. dollar-denominated cash balance of $139.3 million as of December 31, 2014 into RMB at the exchange rate of $1.00 for RMB6.2046 as of December 31, 2014, this cash balance would have been RMB864.0 million. Assuming a further 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB855.5 million as of December 31, 2014. Assuming a 1% depreciation of the RMB against the U.S. dollar, this cash balance would have increased to RMB872.7 million as of December 31, 2014.

ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                                    Debt Securities

Not applicable.

B.                                    Warrants and Rights

Not applicable.

C.                                    Other Securities

Not applicable.

D.                                    American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•                                          a fee of $1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•                                          a fee of up to $0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•                                          a fee of up to $0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•                                          a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•                                          a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•                                          stock transfer or other taxes and other governmental charges;

•                                          cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•                                          transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•                                          in connection with the conversion of foreign currency into U.S. dollars, JPMorgan Chase Bank, N.A. shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and

•                                          fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

JPMorgan Chase Bank, N.A. and/or its agent may act as principal for such conversion of foreign currency.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

For the year ended December 31, 2014, we did not receive any reimbursement from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10.B—Additional Information—Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-194505) in relation to our initial public offering, which was declared effective by the SEC on April 16, 2014. In April 2014, we completed our initial public offering in which we issued and sold an aggregate of 11,500,000 ADSs, representing 11,500,000 ordinary shares, resulting in net proceeds to us of approximately $101.4 million after deducting underwriting discounts and the estimated offering expenses payable by us. Credit Suisse Securities (USA) LLC was the representative of the underwriters for our initial public offering.

For the period from April 16, 2014, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2014, we used the net proceeds from our initial public offering as follows:

•                  approximately $9.7 million for geographic expansion, including adding new business lines in existing cities and converting outsourced operations to direct operations in approximately 30 smaller cities in various provinces in China; and

•                  Approximately $2.4 million for general corporate purposes, including funding acquisitions of complementary businesses and strategic investments.

We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, (i) to enhance our technology infrastructure and develop new products and services for our online platform, (ii) for geographic expansion, including adding new business lines in existing cities and converting outsourced operations to direct operations in approximately 30 smaller cities in various provinces in China, and (iii) for general corporate purposes, including funding potential acquisitions of complementary businesses and strategic investments.

ITEM 15.      CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of the end of the period covered by this annual report, our existing disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Zhe Wei, Min Fan and Winston Li, members of our audit committee, are audit committee financial experts. Each of Zhe Wei, Min Fan and Winston Li is an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Section 10A-3 of the Exchange Act).

ITEM 16B.   CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers and employees. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-194505) and the code is also available on our official website under the investor relations section at ir.leju.com.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Years Ended December 31,
	2013	2014
Audit fees(1)	565,450	1,610,642
Tax fees(2)	19,387	72,038

(1)         “Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)         “Tax fees” represents aggregate fees billed for professional services rendered by our principal auditors, primarily in connection with our transfer price study activities.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE

Because E-House owns more than 50% of the total voting power of our ordinary shares, we are a “controlled company” under Section 303A of the Corporate Governance Rules of the NYSE. A controlled company need not comply with the applicable NYSE corporate governance rules requiring its board of directors to have a majority of independent directors and independent compensation and nominating and corporate governance committees. We avail ourselves of these controlled company exemptions. As a result, we do not have a majority of our board of directors comprised of independent directors, nor do we have a separate nominating and corporate governance committee. In addition, our compensation committee does not consist entirely of independent directors and we will not be required to have an annual performance evaluation of the compensation committee.

The Corporate Governance Rules of the NYSE permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not rely on home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Corporate Governance Rules of the NYSE applicable to U.S. domestic issuers.

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.      FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.      FINANCIAL STATEMENTS

The consolidated financial statements of Leju Holdings Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.      EXHIBITS

Exhibit Number	Description of Document
1.1

Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

2.3

Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-197609), as amended, initially filed with the Securities and Exchange Commission on June 27, 2014)

4.1

2013 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014).

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.4

English translation of Exclusive Call Option Agreement dated September 10, 2011 between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu and Zuyu Ding (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.5

English translation of Loan Agreement dated September 10, 2011 between Shanghai SINA Leju Information Technology Co., Ltd., Xudong Zhu and Zuyu Ding (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.6

English translation of Shareholder Voting Rights Proxy Agreement dated September 10, 2011 between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu and Zuyu Ding (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.7

English translation of Power of Attorney dated September 10, 2011 issued by Xudong Zhu to Xin Zhou (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.8

English translation of Power of Attorney dated September 10, 2011 issued by Zuyu Ding to Xin Zhou (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.9

English translation of Equity Pledge Agreement dated September 10, 2011 between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu and Zuyu Ding (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

Exhibit Number	Description of Document
4.10

English translation of Exclusive Technical Support Agreement dated May 8, 2008 between Shanghai SINA Leju Information Technology Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.11

English translation of Exclusive Call Option Agreement, dated December 5, 2011, between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.12

English translation of Loan Agreement, dated September 20, 2011, between Shanghai Yi Yue Information Technology Co. Ltd., Zuyu Ding and Weijie Ma (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.13

English translation of Shareholder Voting Right Proxy Agreement, dated December 5, 2011, between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.14

English translation of Power of Attorney dated December 5, 2011 issued by Zuyu Ding to Xin Zhou (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.15

English translation of Power of Attorney dated December 5, 2011 issued by Weijie Ma to Xin Zhou (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.16

English translation of Equity Pledge Agreement, dated December 5, 2011, between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.17

English translation of Exclusive Technical Support Agreement, dated December 5, 2011, between Shanghai Yi Yue Information Technology Co. Ltd. and Shanghai Yi Xin E-Commerce Co., Ltd. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.18

English translation of Exclusive Call Option Agreement, dated April 1, 2012, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.19

English translation of Loan Agreement, dated February 1, 2012, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Zuyu Ding and Weijie Ma (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.20

English translation of Shareholder Voting Right Proxy Agreement, dated April 1, 2012, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

Exhibit Number	Description of Document
4.21

English translation of Power of Attorney dated April 1, 2012 issued by Zuyu Ding to Xin Zhou (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.22

English translation of Power of Attorney dated April 1, 2012 issued by Weijie Ma to Xin Zhou (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.23

English translation of Equity Pledge Agreement, dated April 1, 2012, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.24

English translation of Exclusive Technical Support Agreement, dated April 1, 2012, between Beijing Maiteng Fengshun Science and Technology Co., Ltd. and Beijing Jiajujiu E-Commerce Co., Ltd. (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.25

English translation of Advertising Inventory Sale Agency Agreement, dated March 7, 2014, between SINA Corporation and Leju Holdings Limited. (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.26

Amended and Restated Domain Name and Content License Agreement, dated March 7, 2014, between Beijing SINA Internet Information Service Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.27

Amended and Restated Trademark License Agreement, dated March 7, 2014, between Beijing SINA Internet Information Service Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.28

Amended and Restated Software License and Support Services Agreement, dated March 7, 2014, between SINA.com Technology (China) Co. Ltd. and Shanghai SINA Leju Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.29

Master Transaction Agreement, dated March 2014, between the Registrant and E-House (China) Holdings Limited. (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.30

Offshore Transitional Services Agreement, dated March 2014, between the Registrant and E-House (China) Holdings Limited. (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.31

Non-Competition Agreement, dated March 2014, between the Registrant and E-House (China) Holdings Limited. (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.32

English translation of Onshore Transitional Services Agreement, dated March 2014, between Shanghai Real Estate Sales (Group) Co., Ltd. and certain subsidiaries of the Registrant (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

Exhibit Number	Description of Document
4.33

English translation of Onshore Cooperation Agreement, dated March 2014, by and among Shanghai Real Estate Sales (Group) Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Shanghai Yi Xin E-Commerce Co., Ltd. and Beijing Jiajujiu E-Commerce Co., Ltd. (incorporated herein by reference to Exhibit 10.33 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.34

English translation of Internet Channel Cooperation Agreement, dated April 29, 2010, between Beijing Baidu Netcom Science and Technology Co., Ltd., China Online Housing (Hong Kong) Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (incorporated herein by reference to Exhibit 10.34 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.35

English translation of Further Strategic Cooperation Agreement, dated June 2011, between Beijing Yisheng Leju Information Services Co., Ltd. and Beijing Baidu Netcom Science and Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.35 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.36

English translation of Supplement to Further Strategic Cooperation Agreement and the Cooperation Agreement between Beijing Yisheng Leju Information Services Co., Ltd. and Beijing Baidu Netcom Science and Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.36 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.37

Strategic Cooperation Agreement, dated March 10, 2014, between Shanghai Yi Yue Information Technology Co., Ltd. and Shenzhen Tencent Computer Systems Company Limited (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.38

Share Purchase and Subscription Agreement, dated March 21, 2014, between, E-House (China) Holdings Limited, THL O Limited, Shenzhen Tencent Computer Systems Company Limited, Shanghai Yi Yue Information Technology Co., Ltd. and the Registrant (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.39

Amendment to Share Purchase and Subscription Agreement, dated March 21, 2014, between, E-House (China) Holdings Limited, THL O Limited and the Registrant (incorporated herein by reference to Exhibit 10.39 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.40*

English translation of 2015 Further Strategic Cooperation Framework Agreement, dated March 9, 2015, between Beijing Yisheng Leju Information Services Co., Ltd. and Beijing Baidu Netcom Science and Technology Co., Ltd.

8.1*	Principal Subsidiaries and Consolidated Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.2*	Consent of Fangda Partners
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed herewith

**          Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LEJU HOLDINGS LIMITED

	By:	/s/ Yinyu He
	Name:	Yinyu He
	Title:	Chief Executive Officer

Date: April 21, 2015

LEJU HOLDINGS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Leju Holdings Limited

We have audited the accompanying consolidated balance sheets of Leju Holdings Limited and its subsidiaries (the “Group”) as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements were prepared to present the assets and liabilities and related results of operations and cash flows of Leju Holdings Limited and its subsidiaries, one operating segment of E-House (China) Holdings Limited. These consolidated financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations and cash flows if Leju Holdings Limited and its subsidiaries had operated as a stand-alone group during the periods presented.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai China

April 21, 2015

LEJU HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollar except for share data)

	December 31,
	2013	2014
	$	$
ASSETS
Current assets:
Cash and cash equivalents	98,729,639	317,811,056
Accounts receivable, net of allowance for doubtful accounts of $9,353,689 and $15,471,020 as of December 31, 2013 and 2014, respectively	87,315,892	119,741,936
Deferred tax assets	27,714,132	29,857,574
Prepaid expenses and other current assets	5,556,281	13,355,174
Amounts due from related parties	3,471,958	684
Total current assets	222,787,902	480,766,424
Property and equipment, net	7,027,702	7,158,780
Intangible assets, net	128,530,140	105,418,808
Investment in affiliates	251,606	272,850
Goodwill	40,610,620	40,563,075
Other non-current assets	3,730,275	4,085,597
TOTAL ASSETS	402,938,245	638,265,534

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Leju of $1,422,956 and $370,652 as of December 31, 2013 and 2014, respectively)	1,422,956	370,652
Accrued payroll and welfare expenses (including accrued payroll and welfare expenses of the consolidated VIEs without recourse to Leju of $28,576,202 and $ 40,946,532 as of December 31, 2013 and 2014, respectively)	30,504,223	48,007,240
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Leju of $27,921,574 and $26,702,856 as of December 31, 2013 and 2014, respectively)	41,436,898	57,246,193
Other tax payable (including other tax payable of the consolidated VIEs without recourse to Leju of $11,024,857 and $15,883,568 as of December 31, 2013 and 2014, respectively)	18,513,869	27,804,416
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Leju of $47,023,449 and $30,147,834 as of December 31, 2013 and 2014, respectively)	4,501,371	5,289,491
Advance from customers and deferred revenue (including advance from customers and deferred revenue of the consolidated VIEs without recourse to Leju of $7,112,620 and $4,617,183 as of December 31, 2013 and 2014, respectively)	7,162,807	5,054,408
Liability for exclusive rights, current (including liability for exclusive rights, current of the consolidated VIEs without recourse to Leju of $8,967,972 and nil as of December 31, 2013 and 2014, respectively)	8,967,972	—
Accrued marketing and advertising expenses (including accrued marketing and advertising expenses of the consolidated VIEs without recourse to Leju of $4,605,091 and $3,691,831 as of December 31, 2013 and 2014, respectively)	7,374,109	19,269,565
Consideration payable of acquiring non-controlling interest (including consideration payable of acquiring non-controlling interest of the consolidated VIEs without recourse to Leju of nil and $25,645,630 as of December 31, 2013 and 2014, respectively	—	25,645,630
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Leju of $2,932,380 and $5,137,314 as of December 31, 2013 and 2014, respectively)	3,700,114	8,613,203
Total current liabilities	123,584,319	197,300,798
Deferred tax liabilities (including deferred tax liabilities, non-current of the consolidated VIEs without recourse to Leju of $655,563 and $469,579 as of December 31, 2013 and 2014, respectively)	27,563,891	26,041,591
Total liabilities	151,148,210	223,342,389

Commitments and contingencies (Note 14)
Equity:
Ordinary shares ($0.001 par value): 500,000,000 and 500,000,000 shares authorized, 120,000,000 and 134,015,621 shares issued and outstanding, as of December 31, 2013 and 2014, respectively	120,000	134,015
Additional paid-in capital	686,378,493	788,246,874
Accumulated deficit	(443,294,132)	(377,876,220)
Subscription receivable	(120,000)	(688,989)
Accumulated other comprehensive income	5,621,576	5,029,663
Total Leju equity	248,705,937	414,845,343
Non-controlling interest	3,084,098	77,802
Total equity	251,790,035	414,923,145
TOTAL LIABILITIES AND EQUITY	402,938,245	638,265,534

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollar except for share data)

	Year Ended December 31,
	2012	2013	2014
	$	$	$
Revenues
E-commerce	26,995,814	170,204,545	326,679,871
Online advertising	138,767,288	145,444,790	155,049,818
Listing	5,532,864	19,772,181	14,293,184
Total revenues	171,295,966	335,421,516	496,022,873
Cost of revenues	(54,117,692)	(63,990,693)	(51,129,730)
Selling, general and administrative expenses	(163,534,947)	(226,142,936)	(366,341,900)
Other operating income	153,340	599,894	2,525,496
Income (loss) from operations	(46,203,333)	45,887,781	81,076,739
Interest income	257,204	1,082,287	1,316,203
Other income (loss), net	(1,979,450)	(1,185,121)	35,799
Income (loss) before taxes and equity in affiliates	(47,925,579)	45,784,947	82,428,741
Income tax benefit (expense)	4,076,928	(3,065,725)	(15,545,964)
Income (loss) before equity in affiliates	(43,848,651)	42,719,222	66,882,777
Loss from equity in affiliates	(508)	(69,194)	(223,389)
Net income (loss)	(43,849,159)	42,650,028	66,659,388
Less: Net income attributable to non-controlling interest	910,177	125,066	138,494
Net income (loss) attributable to Leju shareholders	(44,759,336)	42,524,962	66,520,894
Earnings (loss) per share:
Basic	$(0.37)	$0.35	$0.51
Diluted	$(0.37)	$0.35	$0.50
Shares used in computation:
Basic	120,000,000	120,000,000	129,320,666
Diluted	120,000,000	120,000,000	132,502,100

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In U.S. dollar)

	Year Ended December 31,
	2012	2013	2014
	$	$	$
Net income (loss)	(43,849,159)	42,650,028	66,659,388
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	178,392	2,712,069	(605,736)

Comprehensive income (loss)	(43,670,767)	45,362,097	66,053,652
Less: Comprehensive income attributable to non-controlling interests	915,322	280,424	129,794

Comprehensive income (loss) attributable to Leju shareholders	(44,586,089)	45,081,673	65,923,858

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollar)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Subscription Receivable	Total Leju Equity	Non-controlling Interest	Total Equity
	Number	$	$	$	$	$	$	$	$

Balance at January 1, 2012	120,000,000	120,000	650,866,001	(440,953,630)	2,891,618	(120,000)	212,803,989	2,026,139	214,830,128
Net income (loss)	—	—	—	(44,759,336)	—	—	(44,759,336)	910,177	(43,849,159)
Capital contribution by non-controlling interest	—	—	—	—	—	—	—	252,120	252,120
Dividend to non-controlling interest	—	—	—	—	—	—	—	(8,723)	(8,723)
Share-based compensation	—	—	563,109	—	—	—	563,109	—	563,109
Changes in equity ownership on partial disposal of subsidiary	—	—	79,147	—	—	—	79,147	(79,147)	—
Cash contribution from E-House	—	—	1,500,000	—	—	—	1,500,000		1,500,000
Contribution from E-House	—	—	21,560,829	—	—	—	21,560,829	—	21,560,829
Deemed distribution to E-House associated with tax liability	—	—	(1,747,590)	—	—	—	(1,747,590)	—	(1,747,590)
Foreign currency translation adjustments	—	—	—	—	173,247	—	173,247	5,145	178,392

Balance at December 31, 2012	120,000,000	120,000	672,821,496	(485,712,966)	3,064,865	(120,000)	190,173,395	3,105,711	193,279,106
Net income	—	—	—	42,524,962	—	—	42,524,962	125,066	42,650,028
Capital contribution in connection with business acquisition	—	—	(6,459)	—	—	—	(6,459)	—	(6,459)
Capital contribution by non-controlling interest	—	—	—	—	—	—	—	36,904	36,904
Dividend to non-controlling interest	—	—	—	—	—	—	—	(338,941)	(338,941)
Share-based compensation	—	—	416,632	(106,128)	—	—	310,504	—	310,504
Cash contribution from E-House	—	—	1,000	—	—	—	1,000	—	1,000
Contribution from E-House	—	—	15,527,623	—	—	—	15,527,623	—	15,527,623
Deemed distribution to E-House associated with tax liability	—	—	(2,381,799)	—	—	—	(2,381,799)	—	(2,381,799)
Foreign currency translation adjustments	—	—	—	—	2,556,711	—	2,556,711	155,358	2,712,069

Balance at December 31, 2013	120,000,000	120,000	686,378,493	(443,294,132)	5,621,576	(120,000)	248,705,937	3,084,098	251,790,035
Net income	—	—	—	66,520,894	—	—	66,520,894	138,494	66,659,388
Issuance of ordinary shares, net of issuance cost	13,529,420	13,529	120,244,055	—	—	—	120,257,584	—	120,257,584
Share-based compensation	—	—	9,448,778	(1,102,982)	—	—	8,345,796	—	8,345,796
Changes in equity ownership on acquisition of non-controlling interest	—	—	(32,659,173)	—	—	—	(32,659,173)	(3,127,703)	(35,786,876)
Changes in equity ownership on partial disposal of subsidiary	—	—	312,659	—	5,123	—	317,782	(8,387)	309,395
Payment for subscription receivable from E-House	—	—	—	—	—	120,000	120,000	—	120,000
Contribution from E-House	—	—	2,857,251	—	—	—	2,857,251	—	2,857,251
Deemed distribution to E-House associated with tax liability	—	—	(571,227)	—	—	—	(571,227)	—	(571,227)
Vesting of restricted shares	220,000	220	1,011,780	—	—	—	1,012,000	—	1,012,000
Exercise of share options	266,201	266	1,224,258	—	—	(688,989)	535,535	—	535,535
Foreign currency translation adjustments	—	—	—	—	(597,036)	—	(597,036)	(8,700)	(605,736)
Balance at December 31, 2014	134,015,621	134,015	788,246,874	(377,876,220)	5,029,663	(688,989)	414,845,343	77,802	414,923,145

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollar)

	Year Ended December 31,
	2012	2013	2014
	$	$	$
Operating activities:
Net income (loss)	(43,849,159)	42,650,028	66,659,388
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	39,789,976	38,342,931	26,118,778
Loss from equity in affiliates	508	69,194	223,389
Allowance for doubtful accounts	7,437,323	6,373,132	11,599,708
Share-based compensation	563,109	310,504	8,880,397
Amortization of discounts related to liability for exclusive rights	1,882,804	935,177	52,922
Valuation allowance for deferred tax assets	830,348	194,892	—
Others	108,108	20,664	35,709
Changes in operating assets and liabilities:
Accounts receivable	(32,403,128)	(7,325,344)	(45,417,127)
Amounts due from related parties	—	(3,882,437)	3,471,274
Prepaid expenses and other current assets	3,694,165	(1,531,557)	(4,236,540)
Other non-current assets	137,085	(281,717)	(247,654)
Accounts payable	1,714,590	(301,228)	(1,051,548)
Accrued payroll and welfare expenses	5,215,150	10,398,953	17,515,586
Income tax payable	6,032,353	20,119,753	15,249,420
Other tax payable	3,503,762	8,320,720	9,297,217
Amounts due to related parties	21,655,567	(21,644,489)	4,381,372
Other current liabilities and accrued expenses	(1,027,347)	8,930,136	14,668,180
Deferred taxes	(11,960,473)	(18,276,332)	(2,369,482)
Net cash provided by operating activities	3,324,741	83,422,980	124,830,989

Investing activities:
Deposit for and purchase of property and equipment and intangible assets	(18,180,574)	(16,957,279)	(12,122,678)
Investment in affiliates	—	(246,027)	(245,138)
Proceeds from disposal of property and equipment	21,335	546,373	12,400
Net cash used in investing activities	(18,159,239)	(16,656,933)	(12,355,416)

Financing activities:
Contribution from non-controlling interest	252,120	36,904	—
Proceeds of loans from (refund loans to) related parties	19,761,083	(43,818,894)	—
Advance from related parties	—	2,760,000	276,000
Contribution from E-House	1,500,000	1,000	120,000
Dividends to non-controlling interests	(8,723)	(338,941)	—
Proceeds from issuance of ordinary shares, net of paid issuance costs of $15,036,616	—	—	120,257,584
Proceeds from exercise of options	—	—	535,535
Acquisition of non-controlling interest of subsidiaries	—	—	(14,418,056)
Proceeds from partial disposal of subsidiaries	—	—	309,395
Net cash provided by (used in) financing activities	21,504,480	(41,359,931)	107,080,458

Effect of exchange rate changes on cash and cash equivalents	166,157	2,233,257	(474,614)
Net increase in cash and cash equivalents	6,836,139	27,639,373	219,081,417
Cash and cash equivalents at the beginning of the year	64,254,127	71,090,266	98,729,639
Cash and cash equivalents at the end of the year	71,090,266	98,729,639	317,811,056
Supplemental disclosure of cash flow information:
Income taxes paid	1,008,454	1,478,483	1,953,177
Non-cash investing and financing activities:
Additional paid in capital recognized in connection with business acquisition	—	(6,459)	—
Consideration payable for amount recognized in purchase of exclusive rights	(22,892,042)	(8,967,972)	—
Related party loans waived and recorded as a capital contribution	1,500,000	1,000	—
Related party payable recorded as a capital contribution	21,560,829	15,527,623	2,857,251
Deemed distribution to E-House associated with tax liability	(1,747,590)	(2,381,799)	(571,227)
Decrease in amount due to related party due to vesting of restricted shares	—	—	1,012,000
Payables for acquisition of non-controlling interest	—	—	(25,645,630)

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In U.S. dollar)

1. Organization and Principal Activities

Leju Holdings Limited (the “Company” or “Leju”) was incorporated on November 20, 2013 in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands. The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”), is principally engaged in providing online advertising, e-commerce services and listing services in the People’s Republic of China (“PRC”). The Company, its subsidiaries and consolidated VIEs are collectively referred to as the “Group”.

E-House (China) Holdings Limited (“E-House Holdings”) is the Company’s parent company. E-House Holdings, its subsidiaries and VIEs, excluding the Group, are collectively referred to as “E-House”.

On February 24, 2008, E-House entered into a joint venture agreement with SINA Corporation (“SINA”) to form China Online Housing Technology Corporation (“COHT”), a joint venture to operate SINA’s real estate and home furnishing channels and related business and provide online advertising services related to the real estate and home furnishing industries in China through a consolidated VIE, Beijing Yisheng Leju Information Service Co., Ltd. (“Beijing Leju”). SINA and E-House owned 66% and 34%, respectively, of the equity interest in COHT.

In October 2009, China Real Estate Information Corporation (“CRIC”), a subsidiary of E-House, acquired SINA’s 66% interest in COHT and COHT became a wholly-owned subsidiary of CRIC.

In April 2012, E-House Holdings acquired all the outstanding shares of CRIC that it did not already own (the “Merger”). As a result, CRIC became a wholly-owned subsidiary of E-House Holdings. E-House retained the controlling interest in CRIC before and after the Merger.

In October 2010, CRIC established a new subsidiary, Omnigold Holdings Limited (“Omnigold”), in the British Virgin Islands. In March 2012, COHT transferred its assets and staff relating to the home furnishing business to Beijing Jiajujiu E-Commerce Co., Ltd. (“Beijing Jiajujiu”), which is a VIE controlled by Omnigold.

In June 2011, CRIC established another subsidiary, China E-Real Estate Holdings Limited (“E-Real”), in the British Virgin Islands. In November 2011, Shanghai Yi Xin E-Commerce Co., Ltd. (“Shanghai Yi Xin”), was established to operate e-commerce business. Shanghai Yi Xin is a VIE controlled by E-Real through contractual arrangements.

E-House City Rehouse Real Estate Agency (Shanghai) Limited (“City Rehouse”) was incorporated in 2010 as a wholly owned subsidiary of E-House China (Tianjin) Holdings Limited (“E-House Tianjin”), a company incorporated in the British Virgin Islands and ultimately wholly controlled by E-House Holdings. Historically City Rehouse was engaged in providing secondary real estate brokerage services in Shanghai and e-commerce business. As part of the Reorganization as defined below, the secondary real estate brokerage services have been transferred to entities outside of the Group, and City Rehouse will only be engaged in e-commerce business subsequent to the Reorganization. Therefore the historical financial results associated with the secondary real estate brokerage services were not included in the Group’s consolidated financial statements, while the historical financial results of e-commerce business have been included in the consolidated financial statements for all periods presented.

In December 2013, E-House transferred all its equity interests in COHT, Omnigold, E-Real and E-House Tianjin to the Company. The restructuring process has been accounted for as a legal reorganization of entities under common control (the “Reorganization”).

Upon incorporation, the Company had 500,000,000 ordinary shares authorized, 50,000 ordinary shares issued and outstanding with a par value of $1.00 per share, all of which were held by E-House Holdings. On December 19, 2013, the Company effected a 1:1,000 share split, resulting in 50,000,000 ordinary shares issued and outstanding with a par value of $0.001 per share. The Company also issued additional 70,000,000 ordinary shares to E-House Holdings for par value, or $70,000. As a result, the Company has 120,000,000 ordinary shares issued and outstanding, all of which are held by E-House Holdings. The ordinary share issuance to E-House Holdings has been retroactively reflected for all periods presented herein.

In addition, E-House historically has provided intercompany loans to COHT, Omnigold and E-House Tianjin in order for these entities to fund capital injections of their respective PRC subsidiaries. These loans were capital in nature and considered permanently invested in the subsidiaries. As part of the Reorganization, E-House transferred such investments to the Company in the legal form of waived loans, which were reflected as a capital contribution from E-House in the Company’s consolidated statements of changes in equity. The accompanying consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented, and the waived loans were reflected as a capital contribution as of the date such loans were originally made due to their nature of capital investment.

On March 21, 2014, the Company entered into a share purchase and subscription agreement with E-House Holdings and THL O Limited, a wholly-owned subsidiary of Tencent Holdings Limited (“Tencent’’ are to Tencent Holdings Limited or certain of its affiliates which have entered into agreements with the Company), pursuant to which Tencent has acquired from E-House Holdings 19,201,800 of Leju’s ordinary shares for $180 million in cash.

On April 17, 2014, the Company’s ADSs began trading on the NEW YORK STOCK EXCHANGE, or the NYSE under the symbol “LEJU”. Including the exercise of an over-allotment option, the Company issued a total of 11,500,000 ADSs, representing 11,500,000 ordinary shares, at an initial offering price of $10.00 per ADS. Concurrent with this offering, the Company also issued and sold 2,029,420 ordinary shares in the private placement to Tencent at $10.00 per share. The Company raised from this initial public offering approximately $101.4 million in net proceeds after deducting underwriting commissions and the offering expenses payable by the Company. Concurrently with the initial public offering, the Company also raised from Tencent in a private placement $18.9 million in net proceeds after deducting estimated fees and expenses payable by the Company.

The following table lists major subsidiaries and the consolidated VIEs of the Company as of December 31, 2014:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Shanghai SINA Leju Information Technology Co., Ltd (“Shanghai SINA Leju”)	08-May-08	PRC	100%
City Rehouse	04-Mar-10	PRC	100%
Shanghai Yi Yue Information Technology Co., Ltd (“Shanghai Yi Yue”)	16-Sep-11	PRC	100%
Beijing Maiteng Fengshun Science and Technology Co., Ltd (“Beijing Maiteng”)	04-Jan-12	PRC	84%
Beijing Leju	13-Feb-08	PRC	VIE
Shanghai Yi Xin	05-Dec-11	PRC	VIE
Beijing Jiajujiu	22-Mar-12	PRC	VIE

The Group’s consolidated financial statements for the periods prior to the Company’s initial public offering (“IPO”) in April 2014 have been prepared on a carve-out basis and represent the assets and liabilities and the related results of operations and cash flows of the Group, which represent the online segment of E-House. The financial data of previously separate entities have been combined, to the extent included in the online segment of E-House, for all periods presented as all such entities were under common control. However, such presentation may not necessarily reflect the results of operations, financial position and cash flows if the Group had actually existed on a stand-alone basis during the periods presented. Transactions between the Group and E-House are herein referred to as related party transactions.

In connection with a contemplated IPO of the Company, the Company entered into non-competition arrangements with E-House Holdings, according to which E-House has agreed not to compete with the Group in online services business anywhere in the world and the Group has agreed not to compete with E-House in any services currently provided or contemplated by E-House other than online services. Prior to these non-competition arrangements, E-House and the Group did not have competition in the services provided.

The consolidated financial statements include the Group’s direct expenses as well as allocations for various selling, general and administrative expenses of E-House that are not directly related to online services. These expenses consist primarily of share-based compensation expenses of senior management and shared marketing and management expenses including accounting, administrative, marketing, internal control, customer service support and legal support services. These allocations were made using a proportional cost allocation method and were based on revenues, headcount as well as estimates of actual time spent on the provision of services attributable to the Group. Management believes these allocations are reasonable. Total selling, general and administrative expenses allocated from E-House are $21,560,829, $15,527,623 and $2,857,251 for the years ended December 31, 2012, 2013 and for the period from January 1, 2014 to the IPO date, respectively, recorded as capital contribution by E-House. Income tax provision reflected in the Company’s Consolidated Statements of Operations is calculated based on a separate return basis as if the Group had filed a separate tax return. Subsequent to the IPO, E-House began charging the Group transitional corporate service fees pursuant to agreements entered into in March 2014 in connection with the IPO. Under these transitional services arrangements, E-House provides various corporate support services to the Group, including general finance and accounting, human resource management, administrative, internal control and internal audit, operational management, legal and information technology. E-House charges the Group a fee based on an estimate of the actual cost incurred to provide such services, which amounted to $10,399,978 for the period from the IPO date to December 31, 2014.

2. Summary of Principal Accounting Policies

(a) Basis of presentation

The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Basis of consolidation

The consolidated financial statements include the financial statements of Leju, its majority owned subsidiaries and its VIEs, Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu. All inter-company transactions and balances have been eliminated in consolidation.

The Group evaluates each of its interests in private companies to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

The VIE arrangements

PRC regulations currently prohibit or restrict foreign ownership of companies that provide internet content and advertising services. To comply with these regulations, the Group provides such activities relating to real estate projects through its VIEs and their subsidiaries. To provide the Group effective control over and the ability to receive substantially all of the economic benefits of its VIEs and their subsidiaries, certain of the Company’s subsidiaries, Shanghai SINA Leju, Shanghai Yi Yue and Maiteng (collectively, the “Foreign Owned Subsidiaries”) entered into a series of contractual arrangements with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu (collectively the “VIEs”) and their respective shareholders, respectively, as summarized below:

Name of Foreign Owned Subsidiaries	Foreign Owned Subsidiaries’ Economic Ownership of VIES	Name of VIEs	Activities of VIEs
Shanghai SINA Leju	100%	Beijing Leju	Operate the online advertising and listing business
Shanghai Yi Yue	100%	Shanghai Yi Xin	Operate the e-commerce business
Beijing Maiteng	100%	Beijing Jiajujiu	Operate the online home furnishing business

The VIEs hold the requisite licenses and permits necessary to conduct internet content and advertising services activities relating to real estate projects from which foreign ownership of companies are prohibited or restricted. In addition, the VIEs hold leases and other assets necessary to operate such business and generate a majority of the Group’s revenues.

Agreements that Transfer Economic Benefits of the VIEs to the Group

Exclusive Consulting and Technical Support Agreement.    Pursuant to an exclusive consulting and technical support agreement between the Foreign Owned Subsidiaries and the respective VIEs, the Foreign Owned Subsidiaries provide the respective VIEs with a series of consulting and technical support services and are entitled to receive related fees. The term of this exclusive technical support agreement will expire upon dissolution of the VIEs. Unless expressly provided by this agreement, without prior written consent of the Foreign Owned Subsidiaries, the VIEs may not engage any third party to provide the services offered by the Foreign Owned Subsidiaries under this agreement.

Agreements that Provide Effective Control over VIEs

Exclusive Call Option Agreement.     Each of shareholders of the VIEs has entered into an exclusive call option agreement with the respective Foreign Owned Subsidiaries. Pursuant to these agreements, each of the shareholders of the VIEs has granted an irrevocable and unconditional option to the respective Foreign Owned Subsidiaries or their designees to acquire all or part of such shareholder’s equity interests in VIEs at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition of all equity interests in the VIEs will be equal to the registered capital of the VIEs, and if PRC law requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. In addition, the VIEs irrevocably and unconditionally granted the respective Foreign Owned Subsidiaries an exclusive option to purchase, to the extent permitted under the PRC law, all or part of the assets of the VIEs. The exercise price for purchasing the assets of the VIEs will be equal to their respective book values, and if PRC law requires the price to be greater than the book value, the price will be the minimum amount as permitted by PRC law. The call option may be exercised by the respective Foreign Owned Subsidiaries or their designees.

Loan Agreement.     Under the loan agreement among shareholders of the VIEs and the respective Foreign Owned Subsidiaries, the respective Foreign Owned Subsidiaries granted an interest-free loan to the shareholders of the VIEs, solely for their purchase of the equity interest of the VIEs, investing or operating activities conducted in the VIEs. Each loan agreement has a term of twenty years.

Shareholder Voting Right Proxy Agreement.     Each of the shareholders of the VIEs irrevocably grant any person designated by the respective Foreign Owned Subsidiaries the power to exercise all voting rights to which he will be entitled to as shareholder of the VIEs at that time, including the right to declare dividends, appoint and elect board members and senior management members and other voting rights.

Each shareholder voting right proxy agreement has a term of twenty years, unless it is early terminated by all parties in writing or pursuant to provision of this agreement. The term of the agreement will be automatically extended for one year upon the expiration, if the Foreign Owned Subsidiary gives the other parties written notice requiring the extension thereof and the same mechanism will apply subsequently upon the expiration of each extended term.

Equity Pledge Agreement.     Each of the shareholders of the VIEs has also entered into an equity pledge agreement with the respective Foreign Owned Subsidiaries. Pursuant to which these shareholders pledged their respective equity interest in the VIEs to guarantee the performance of the obligations of the VIEs. The Foreign Owned Subsidiaries, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the equity pledge agreement, each shareholder of the VIEs cannot transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in the VIEs without the prior written consent of the respective Foreign Owned Subsidiaries. The equity pledge right enjoyed by the Foreign Owned Subsidiaries will expire when shareholders of the VIEs have fully performed their respective obligations under the above agreements. The equity pledges of the VIEs have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC.

Risks in relation to the VIE structure

The Company believes that the Foreign Owned Subsidiaries’ contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and the interests of the shareholders of the VIEs may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.

The Company’s ability to control the VIEs also depends on the power of attorney the Foreign Owned Subsidiaries have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Company may be subject to fines or other actions. The Company does not believe such actions would result in the liquidation or dissolution of the Company, the Foreign Owned Subsidiaries or the VIEs.

The Company, through its subsidiaries and through the contractual arrangements, has (1) the power to direct the activities of the VIEs that most significantly affect the entity’s economic performance and (2) the right to receive benefits from the VIEs. Accordingly, the Company is the primary beneficiary of the VIEs and has consolidated the financial results of the VIEs.

The following financial statement amounts and balances of the Group’s VIEs were included in the accompanying consolidated financial statements:

	As of December 31,
	2013	2014
	$	$
Cash and cash equivalents	63,801,470	95,927,942
Accounts receivable, net of allowance for doubtful accounts	86,715,012	117,835,596
Amounts due from related parties	—	684
Other current assets	29,037,648	31,506,971
Total current assets	179,554,130	245,271,193
Total non-current assets	35,676,076	27,333,289
Total assets	215,230,206	272,604,482
Accounts payable	1,422,956	370,652
Accrued payroll and welfare expenses	28,576,202	40,946,532
Income tax payable	27,921,574	26,702,856
Other tax payable	11,024,857	15,883,568
Amounts due to related parties	47,023,449	30,147,834
Advance from customers	7,112,620	4,617,183
Liability for exclusive rights, current	8,967,972	—
Accrued marketing and advertising expenses	4,605,091	3,691,831
Consideration payable of acquiring non-controlling interest	—	25,645,630
Other current liabilities	2,932,380	5,137,314
Total current liabilities	139,587,101	153,143,400
Deferred tax liabilities, non-current	655,563	469,579
Total liabilities	140,242,664	153,612,979

	Year Ended December 31,
	2012	2013	2014
	$	$	$
Total revenues	163,242,652	316,271,620	484,511,682
Cost of revenues	(53,279,068)	(58,253,716)	(41,218,756)
Net income (loss)	(1,554,046)	1,285,139	2,532,232
Net cash provided by operating activities	15,967,793	64,832,510	57,761,765
Net cash used in investing activities	(17,543,318)	(16,640,090)	(10,927,762)
Net cash provided by (used in) financing activities	26,686,813	(37,824,941)	(14,418,056)

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations or are restricted solely to settle the VIEs’ obligations. The Company has not provided any financial support that it was not previously contractually required to provide to the VIEs.

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include useful lives and valuation of long-lived assets, evaluation of goodwill, allowance for doubtful accounts, assumptions related to share-based compensation arrangements, assumptions related to the consolidation of entities in which the Group holds variable interests, valuation allowance on deferred tax, and selling price hierarchy in multiple-deliverable revenue arrangements.

(d) Fair value of financial instruments

The Group may have certain of its financial assets and liabilities recorded at fair value on a recurring basis. Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

There are no assets or liabilities measured at fair value on a recurring basis subsequent to initial recognition.

There were no assets or liabilities measured at fair value on a nonrecurring basis in 2012, 2013 and 2014.

For cash and cash equivalents, accounts receivable, other receivables, accounts payable, other payables, and amounts due from/to related parties, the carrying value approximates the fair value due to their short-term nature.

(e) Business combinations

Business combinations are recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities are recorded at their fair market value at the date of acquisition. Any excess of acquisition cost over the fair value of the acquired assets and liabilities, including identifiable intangible assets, is recorded as goodwill.

(f) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

(g) Investment in affiliates

Affiliated companies are entities over which the Group has significant influence, but which it does not control. The Group generally considers an ownership interest of 20% or higher to represent significant influence.

Investments in affiliates are accounted for by the equity method of accounting. Under this method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the income statement and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. Unrealized gains on transactions between the Group and its affiliated companies are eliminated to the extent of the Group’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated company.

The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. The Group has not recorded any impairment losses in any of the periods reported. As of December 31, 2013 and 2014, the Group determined that no such events were present.

(h) Property and equipment, net

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Over the shorter of the lease term or their estimated useful lives
Buildings	30 years
Furniture, fixtures and equipment	3-5 years
Motor vehicles	5 years

Gains and losses from the disposal of property and equipment are included in income from operations.

(i) Intangible assets, net

Acquired intangible assets mainly consist of advertising agency agreement and license agreements with SINA, exclusive rights with Baidu, Inc. (“Baidu”), customer relationships, Database license, and non-compete agreements from business combinations and are recorded at fair value on the acquisition date. All intangible assets, with the exception of customer relationships, are amortized ratably over the contract period. Intangible assets resulting out of acquired customer relationships are amortized based on the timing of the revenue expected to be derived from the respective customer.

(j) Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets.

(k) Impairment of goodwill and indefinite lived intangible assets

The Group performs an annual goodwill impairment test comprised of two steps. The first step compares the fair value of the Group to its carrying amount, including goodwill and indefinite lived intangible assets. If the fair value of the Group exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of the Group exceeds its fair value, the second step compares the implied fair value of goodwill and indefinite lived intangible assets to the carrying value of the Group’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the Group. The excess of the fair value of the Group over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Management performs a goodwill impairment test at the Group level as of December 31 of each year or when there is a triggering event causing management to believe it is more likely than not that the carrying amount of goodwill may be impaired.

Intangible assets with an indefinite life are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized equal in amount to that excess.

(l) Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities, and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the classification of the related assets and liabilities for financial reporting purposes.

The Group only recognizes tax benefits related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the amount of tax benefit that the Group recognizes is the largest amount of tax benefit that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. The Group records interest and penalties as a component of income tax expense.

(m) Share-based compensation

Share-based compensation cost is measured on the grant date, based on the fair value of the award, and recognized as an expense over the requisite service period. Management has made an estimate of expected forfeitures and recognizes compensation cost only for those equity awards expected to vest.

(n) Revenue recognition

The Group recognizes revenue when there is persuasive evidence of an arrangement, service has been rendered, the sales price is fixed or determinable and collectability is reasonably assured. Revenues are recorded, net of sales related taxes.

The Group generates real estate online revenues principally from e-commerce, online advertising, and listing services.

The Group e-commerce services primarily include discount coupon advertising and online property auctions. The Group also provides property viewing and pre-sale customer support free of charge in connection with the sale of discount coupons and online property auctions. E-commerce revenues are principally generated from selling discount coupons to potential property buyers. Those discount coupons allow buyers to purchase specified properties from real estate developers at discounts greater than the face value of the fees charged by the Group. The discount coupons are refundable to the buyers at any time before they are used to purchase the specified properties. The Group recognizes such e-commerce revenues upon obtaining confirmation letters that prove the use of coupons by property buyers, and when collections are reasonably assured. Revenues are recognized based on the net proceeds received as the Group acts as a marketing agent of the property developer in the transaction.

Revenue from online advertising services is generated principally from online advertising arrangements, sponsorship arrangements, and to a lesser extent, outsourcing arrangements, and keyword advertising arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of the Group’s websites, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when collectability is reasonably assured. Sponsorship arrangements allow advertisers to sponsor a particular area on the Group’s websites in exchange for a fixed payment over the contract period. Advertising revenues from sponsorship arrangements are recognized ratably over the contract period. The Group also generates online advertising revenues from outsourcing certain regional sites for a fixed period of time to local outsourcing partners, who are responsible for both website operation and related advertising sales. Advertising revenues from hosted websites are recognized ratably over the term of the contract. Keyword advertising revenues are recognized ratably over the contract period when collectability is reasonably assured.

The Group also provides listing services to real estate brokers. Listing services entitle real estate brokers to post and make changes to information for properties in a particular area on the website for a specified period of time, in exchange for a fixed fee. Listing revenues are recognized ratably over the contract period of display when collectability is reasonably assured.

There are no multiple elements arrangements within the services provided by the Group. However, E-House has multiple element arrangements that may include provision of online advertising services provided by the Group. The multiple element arrangements may affect the revenue recognition of the Group. E-House has determined that each of the deliverables is considered a separate unit of account as each has value to the customer on a stand-alone basis and has been sold separately on a stand-alone basis, there is no general right of return on delivered items and the delivery or performance of the undelivered item(s) is considered probable and substantially in the control of E-House.

E-House allocates arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price in accordance with the selling price hierarchy, which includes: (i) vendor-specific objective evidence (“VSOE”) if available; (ii) third-party evidence (“TPE”) if VSOE is not available; and (iii) best estimate of selling price (“BESP”) if neither VSOE nor TPE is available.

VSOE. E-House determines VSOE based on its historical pricing and discounting practices for the specific service when sold separately. In determining VSOE, E-House requires that a substantial majority of the selling prices for these services fall within a reasonably narrow pricing range. E-House has historically priced its commission rate for the primary real estate services, periodic consulting services, subscription for the CRIC system and online advertising within a narrow range. As a result, E-House has used VSOE to allocate the selling price for these services when they are elements of a multiple element arrangement.

TPE. When VSOE cannot be established for deliverables in multiple element arrangements, E-House applies judgment with respect to whether it can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, E-House’s marketing strategy differs from that of its peers and its offerings contain a significant level of differentiation such that the comparable pricing of services with similar functionality cannot be obtained. Furthermore, E-House is unable to reliably determine what similar competitor services’ selling prices are on a stand-alone basis. As a result, E-House has not been able to establish selling price based on TPE.

BESP. When it is unable to establish selling price using VSOE or TPE, E-House uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which E-House would transact a sale if the service were sold on a stand-alone basis. E-House determines BESP for deliverables by considering multiple factors including, but not limited to, prices it charged for similar offerings, market conditions, specification of the services rendered and pricing practices. E-House has used BESP to allocate the selling price of project-based consulting service and promotional event services under these multiple element arrangement. The process for determining BESP involves management judgment. E-House’s process considers multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. If the facts and circumstances underlying the factors E-House considers change, or should subsequent facts and circumstances lead E-House to consider additional factors, E-House’s BESP could change in future periods. E-House regularly reviews the evidence of selling price for its services and maintains internal controls over the establishment and updates of these estimates. There were no material changes in estimated selling price for its services during the years ended December 31, 2012, 2013 and 2014, nor does E-House expect a material changes in BESP in the foreseeable future.

If E-House had applied the provisions of ASU 2009-13 for the year ended December 31, 2010, there would have been no material effect on revenue during that period. Additionally, the adoption of ASU 2009-13 did not have a material effect on revenue for the years ended December 31, 2012, 2013 and 2014 when compared to the revenue that would have been recognized under the guidance in effect prior to adoption of ASU 2009-13. The effect of adopting this guidance in future periods will depend on the nature of E-House’s customer arrangements in those periods, including the nature of services included in those arrangements, the magnitude of revenue associated with certain deliverables in those arrangements, and the timing of delivery of the related services in those arrangements, among other considerations.

The total amounts of revenue earned by the Group related to agreements that have been accounted for as multiple element arrangements by E-House were $8,278,656, $5,556,867, and $4,836,931in 2012, 2013 and 2014, respectively.

Deferred revenues are recognized when payments are received in advance of revenue recognition.

(o) Cost of revenue

Cost of revenue consists of costs associated with the production of websites, which includes fees paid to third parties for internet connection, content and services, editorial personnel related costs, amortization of intangible assets, depreciation associated with website production equipment and fees paid to SINA for advertising on non-real estate channels.

(p) Marketing and advertising expenses

Marketing and advertising expenses consists primarily of targeted online and offline marketing costs for promoting the Company’s e-commerce projects, increasing the Company’s visibility and building our brand, such as Leju property visit, sponsored marketing campaigns, online or print advertising, public relations and sponsored events. The Company expenses all marketing advertising costs as incurred and record these costs within “Selling, general and administrative expenses” on the consolidated statements of operations when incurred. The nature of the Company’s direct marketing activities is such that they are intended to attract subscribers for the online advertising and potential property buyers to purchase the discount coupons. The Group incurred marketing and advertising expenses amounting to $44,876,635, $96,288,501 and $196,396,734 for the years ended December 31, 2012, 2013 and 2014, respectively.

(q) Foreign currency translation

The functional currency of the Company is the United States dollar (“U.S. dollar”) and is used as the reporting currency of the Group. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the consolidated statements of changes in equity and comprehensive income.

The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the U.S. dollar, such as Renminbi (“RMB”) and Hong Kong dollar (“HKD”), which are their functional currencies. Transactions in other currencies are recorded at the rates of exchange prevailing when the transactions occur. Transaction gains and losses are recognized in the consolidated statements of operations.

The Group recorded an exchange loss of $96,646, $249,944 and an exchange gain $88,721 for the years ended December 31, 2012, 2013 and 2014, respectively, as a component of other loss, net.

(r) Government subsidies

Government subsidies include cash subsidies received by the Company’s subsidiaries in the PRC from local governments. These subsidies are generally provided as incentives for conducting business in certain local districts. Cash subsidies of $153,340, $599,894 and $2,525,496 were included in other operating income for the years ended December 31, 2012, 2013 and 2014, respectively. Subsidies are recognized when cash is received and when all the conditions for their receipt have been satisfied.

(s) Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable. The Group places its cash and cash equivalents with reputable financial institutions.

The Group regularly reviews the creditworthiness of its customers, and requires collateral or other security from its customers in certain circumstances when accounts receivables’ aging is over one year. The Group establishes an allowance for doubtful accounts primarily based upon factors surrounding the credit risk of specific customers, including creditworthiness of the clients, aging of the receivables and other specific circumstances related to the accounts.

Movement of the allowance for doubtful accounts for accounts receivable is as follows:

	Year Ended December 31,
	2012	2013	2014
	$	$	$
Balance as of January 1	4,749,752	7,393,312	9,353,689
Provisions for doubtful accounts	7,437,323	6,373,132	11,599,708
Write offs	(4,808,614)	(4,667,466)	(5,437,380)
Changes due to foreign exchange	14,851	254,711	(44,997)
Balance as of December 31	7,393,312	9,353,689	15,471,020

The allowance for other receivables was nil for all periods presented.

(t) Earnings per share

Basic earnings per share are computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
Net income (loss) attributable to Leju ordinary shareholders—basic and diluted	$(44,759,336)	$42,524,962	$66,520,894

Weighted average number of ordinary shares outstanding—basic	120,000,000	120,000,000	129,320,666
Weighted average number of ordinary shares outstanding—diluted	120,000,000	120,000,000	132,502,100

Basic earnings (loss) per share	$(0.37)	$0.35	$0.51

Diluted earnings (loss) per share	$(0.37)	$0.35	$0.50

Diluted earnings (loss) per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Year Ended December 31,
	2012	2013	2014
Share options and restricted shares	—	599,333	—

(u) Non-controlling interest

Non-controlling interest are classified as a separate line item in the equity section and disclosures in the Company’s consolidated financial statements have distinguished the interest of Leju from the interest of non-controlling interest holders.

(v) Comprehensive income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income and foreign currency translation adjustments.

(w) Recently issued accounting pronouncements

In May 2014, the FASB and International Accounting Standards Board (“IASB”) issued their converged standard on revenue recognition. The objective of the revenue standards ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standards is effective for the first interim period within annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

3. Acquisition of Non-controlling Interests

There were 3 major acquisitions of non-controlling interests completed in 2014. As a result of the below transactions, the equity attributable to Leju’s shareholders is decreased by $32,469,069 in the year ended December 31, 2014.

In January 2014, the Group entered into an equity transfer agreement with two individual shareholders of Beijing Lotta Times Advertising Co., Ltd (“Beijing Lotta”), a subsidiary of Beijing Leju, to purchase the remaining 40% shares of Beijing Lotta that it did not already own with a total consideration of $16,254,600 (RMB100,000,000). After the acquisition, Beijing Lotta became a wholly-owned subsidiary of the Group. As the Group retains the controlling interest in Beijing Lotta before and after the acquisition, the acquisition was accounted for as an equity transaction. The carrying amount of the non-controlling interest in the subsidiary was adjusted to reflect the change in Group’s ownership interest in Beijing Lotta. Any difference between the fair value of the consideration paid and the amount by which the non-controlling interest was adjusted was recognized in equity. As a result of the transaction, $15,112,828 additional paid capital and $1,141,772 non-controlling interest were derecognized. As of December 31, 2014, $7,190,700 (RMB44,000,000) was unpaid and was due at December 31, 2015.

In September 2014, the Group entered into an equity transfer agreement with six individual shareholders (five of them are employees of the Group) of Beijing Yisheng Leju Advertising Co., Ltd (“Beijing Leju Advertisement”) and Yisheng Leju (Shanghai) Information Service Co., Ltd.( “Yisheng Shanghai”), two subsidiaries of Beijing Leju, to purchase the remaining 24.5% shares of Beijing Leju Advertisement and Yisheng Shanghai that it did not own with a total consideration of $19,074,412 (RMB117,355,000). Considerations to the five employees shareholders are $16,054,493 (RMB98,775,000) for 19.5% equity interest, equivalent to $823,307 per 1% equity interest, while the consideration for the rest 5.0% to the non-employee shareholder is $3,019,919 (RMB18,580,000), equivalent to $603,984 per 1% of equity interest. In connection with the equity transfer, the five employees are also required to serve for the Group for two years from the closing date of the transaction. The Group considers the purchase price to the nonemployee shareholder represent fair value of the equity interest on the date of transfer. The consideration premium of $4,276,810 paid to the employee shareholders was treated as share-based compensation to be amortized over the 2-year service period. After the acquisition, Beijing Leju Advertisement and Yisheng Shanghai became wholly-owned subsidiaries of the Group. As the Group retains the controlling interest in Beijing Leju Advertisement and Yisheng Shanghai before and after the acquisition, the acquisition was accounted for as an equity transaction. The carrying amount of the non-controlling interest in two subsidiaries were adjusted to reflect the change in Group’s ownership interest in them. Any difference between the fair value of the consideration paid and the amount by which the non-controlling interest was adjusted was recognized in equity. As a result of the equity transaction, $12,906,772 additional paid capital and $1,890,830 non-controlling interest were derecognized. As of December 31, 2014, $15,534,635 was unpaid and was due at December 31, 2015.

In September 2014, the Group entered into an equity transfer agreement with an individual shareholder of Tianjin Yisheng Leju Advertising Co., Ltd (“Tianjin Leju”), a subsidiary of Beijing Leju, to purchase the remaining 30% shares of Tianjin Leju that it did not own with a total consideration of $4,685,913 (RMB28,830,000). After the acquisition, Tianjn Leju becomes a wholly-owned subsidiary of the Group. As the Group retains the controlling interest in Tianin Leju before and after the acquisition, the acquisition was accounted for as an equity transaction. The carrying amount of the non-controlling interest in the subsidiary was adjusted to reflect the change in Group’s ownership interest in Tianjin Leju. Any difference between the fair value of the consideration paid and the amount by which the non-controlling interest was adjusted was recognized in equity. As a result of the transaction, $4,449,469 additional paid capital and $236,444 non-controlling interest were derecognized. As of December 31, 2014, $2,871,268 was unpaid and was due at December 31, 2015.

4. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	2013	2014
	$	$
Furniture, fixtures and equipment	10,631,922	11,892,101
Leasehold improvements	3,784,747	4,976,638
Buildings	766,994	763,240
Motor vehicles	1,503,273	1,806,268

Total	16,686,936	19,438,247
Accumulated depreciation	(9,659,234)	(12,279,467)

Property and equipment, net	7,027,702	7,158,780

Depreciation expenses were $2,926,149, $3,021,130 and $3,030,451 for the years ended December 31, 2012, 2013 and 2014, respectively.

5. Intangible Assets, Net

			Weighted Average
			Remaining
	As of December 31,		Amortization
	2013	2014	Period in Years
	$	$
Intangible assets subject to amortization are comprised of the following:
Advertising agency agreement with SINA	106,790,000	106,790,000	9.75
License agreements with SINA	80,660,000	80,660,000	9.75
Exclusive rights with Baidu	45,315,329	45,151,494	0.25
Customer relationship	10,811,555	10,795,384	4.57
Database license	8,300,000	8,300,000	3.25
Non-compete agreements	1,662,410	1,657,256	0.25
Computer software licenses	896,317	898,421	2.39

	254,435,611	254,252,555	9.20
Less: Accumulated amortization
Advertising agency agreement	44,495,832	51,286,536
License agreements with SINA	34,280,500	39,377,764
Exclusive rights with Baidu	34,693,471	43,034,803
Customer relationship	6,030,501	7,530,732
Database license	4,150,001	5,126,472
Non-compete agreements	1,456,950	1,645,402
Computer software licenses	798,216	832,038

Intangible assets subject to amortization, net	128,530,140	105,418,808

Total intangible assets, net	128,530,140	105,418,808

The advertising agency agreement and license agreements with SINA were recognized in connection with the Group’s acquisition of COHT in 2009, which allows the Group to operate SINA’s existing real estate and home furnishing related channels and have the exclusive right to sell advertising relating to real estate, home furnishing and construction materials on these channels as well as SINA’s other websites through 2019. If the Group sells advertising on SINA’s websites other than above channels, it will pay SINA fees of approximately 15% of the revenues generated from these sales. The acquisition cost was recognized as an intangible asset and amortized over the term of the agreement. In March 2014, the advertising agency agreement and license agreements originally signed between Leju and SINA in 2009 were extended an additional five years to March 2024 for no additional consideration. All other terms of the agreements remain the same.

In 2011, the Group purchased exclusive rights from Baidu, Inc (“Baidu”) which allow it to sell Baidu’s real estate related Brand Link product, which is a form of keyword advertising, and to use and operate Baidu’s exclusive real estate-related web channel for $47,612,100 through August 2014. In October 2013, the Group extended these rights with Baidu to March 2015, without paying additional consideration. The payment schedule of the remaining liability for exclusive rights was also deferred through the extension period. The fair value of $43,847,992 was recognized in 2011 and calculated by discounting the future cash payments to be made from 2012 to 2014. The difference between the fair value and the principal amount of $3,764,108 is being amortized using the effective interest method over the term of the exclusive rights and amounted to $1,882,804, $935,177 and $52,922 for the years ended December 31, 2012, 2013 and 2014, respectively.

The Group paid $14,249,180, $15,347,915 and $9,004,710 in connection with the exclusive rights in 2012, 2013 and 2014, respectively.

Amortization expenses were $36,863,827, $35,321,801 and $23,088,327 for the years ended December 31, 2012, 2013 and 2014, respectively. The Group expects to record amortization expenses of $14,813,862, $12,374,463, $12,154,158, $11,262,778 and $10,801,496 for the years ending December 31, 2015, 2016, 2017, 2018 and 2019, respectively.

6. Goodwill

Changes in the carrying amount of goodwill for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012	2013	2014
	$	$	$
Balance as of January 1	40,152,022	40,215,987	40,610,620
Goodwill recognized upon acquisition	—	—
Exchange rate translation	63,965	394,633	(47,545)

Balance as of December 31	40,215,987	40,610,620	40,563,075

	As of December 31,
	2013	2014
	$	$
Goodwill, gross	458,432,924	458,385,379
Accumulated impairment charge	(417,822,304)	(417,822,304)

Goodwill, net	40,610,620	40,563,075

The Group utilized the income approach valuation method (Level 3) to compute the fair value of the Group. The key assumptions used in the income approach, which requires significant management judgment, include forecasted cash flows which consider the historical financial trends, business growth rate and market share, as well as terminal value and discount rate. Significant increases in discount rate or decrease in terminal value in isolation would result in a significantly lower fair value measurement.

Based on the impairment tests performed, there was no goodwill impairment charged for the years ended December 31, 2012, 2013 and 2014, respectively.

7. Other Income (Loss), Net

	Year Ended December 31,
	2012	2013	2014
	$	$	$
Amortized discounts related to liability for exclusive rights	(1,882,804)	(935,177)	(52,922)
Foreign exchange (loss) gain	(96,646)	(249,944)	88,721

Total	(1,979,450)	(1,185,121)	35,799

8. Income Tax

The following table summarizes Income (loss) before income taxes incurred in the PRC and outside of the PRC:

	Year Ended December 31,
	2012	2013	2014
	$	$	$
Income (loss) before income taxes:
The PRC	37,908,140	91,779,478	111,905,366
Outside of the PRC	(85,833,719)	(45,994,531)	(29,476,625)

Total	(47,925,579)	45,784,947	82,428,741

The expense (benefit) for income taxes is comprised of:

	Year Ended December 31,
	2012	2013	2014
	$	$	$
Current Tax
The PRC	7,053,197	21,147,165	17,905,374
Outside of the PRC	—	—	10,072

	7,053,197	21,147,165	17,915,446

Deferred Tax
The PRC	(11,130,125)	(18,081,440)	(2,369,482)
Outside of the PRC	—	—	—

	(11,130,125)	(18,081,440)	(2,369,482)

Income tax expense (benefit)	(4,076,928)	3,065,725	15,545,964

The Company is incorporated in the Cayman Islands, which is exempted from tax.

Enterprise Income Tax Law in China applies a statutory 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

In February 2009, Shanghai SINA Leju, the Group’s subsidiary in China, was granted software enterprise status, which qualified the subsidiary to be exempted from income taxes for 2009, followed by a 50% reduction in its income tax rate, or a rate of 12.5%, from 2010 through 2012. Shanghai SINA Leju was also granted status as a high and new technology enterprise and was entitled to enjoy a favorable statutory tax rate of 15% from 2013 through 2014. Shanghai SINA Leju is in the process of applying to receive the preferential treatment of 15% income tax for 2015.

In February 2012, Shanghai Fangxin information technology Co., Ltd., the Group’s subsidiary in China, was granted software enterprise status, which exempted it from income taxes for 2012 and 2013 and provided a 50% reduction in its income tax rate, or a rate of 12.5%, from 2014 through 2016.

The Group’s subsidiaries in Hong Kong are subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations. The Company’s subsidiaries incorporated in the BVI are not subject to taxation.

The Group does not have uncertain tax positions in accordance with ASC740-10, nor does it anticipate any significant increase to its liability for unrecognized tax benefit within next 12 months. The Group will classify interest and penalties related to income tax matters, if any, in income tax expense.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to tax authority’s mistake or due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 ($16,343) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion.

The principal components of the deferred income tax assets/liabilities are as follows:

	As of December 31,
	2013	2014
	$	$
Deferred tax assets:
Accrued salary expenses	7,250,447	11,991,920
Bad debt provision	2,338,422	3,867,755
Net operating loss carry forwards	2,661,176	3,574,524
Advertising expenses temporarily non-deductible	18,026,659	11,097,262
Other	67,396	459,506
Gross deferred tax assets	30,344,100	30,990,967
Valuation allowance	(1,051,973)	(957,162)
Total deferred tax assets	29,292,127	30,033,805
Analysis as:
Current	27,714,132	29,857,574
Non-current	1,577,995	176,231

Deferred tax liabilities:
Amortization of intangible and other assets	27,563,891	26,041,591
Total deferred tax liabilities	27,563,891	26,041,591
Analysis as:
Current	—	—
Non-current	27,563,891	26,041,591

Movement of the valuation allowance is as follows:

	Year Ended December 31,
	2012	2013	2014
	$	$	$
Balance as of January 1	—	(831,361)	(1,051,973)
Additions	(830,348)	(194,892)	—
Write off	—	—	90,811
Changes due to exchange rate translation	(1,013)	(25,720)	4,000
Balance as of December 31	(831,361)	(1,051,973)	(957,162)

The Group has recognized a valuation allowance against deferred tax assets on tax loss carry forwards of $830,348, $194,892 and nil for the years ended December 31, 2012, 2013 and 2014, respectively.

The Group assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three year period ended December 31, 2014. Such objective evidence limits the Group’s ability to consider other subjective evidence such as our projections for future growth.

On the basis of this evaluation, as of December 31, 2014, a valuation allowance of $957,162 was recorded to reflect only the portion of the deferred tax assets that is not more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carry forwards period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

Reconciliation between the provision for income tax computed by applying the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2012	2013	2014
PRC income tax rate	25.00%	25.00%	25.00%
Share based compensation expenses not deductible for tax purposes	(7.89)%	3.45%	3.27%
Other expenses not deductible for tax purposes	(1.34)%	1.12%	0.72%
Effect of tax holiday	(5.98)%	(19.06)%	(13.69)%
Effect of different tax rate of subsidiary operation in other jurisdiction	(0.10)%	0.02%	1.08%
Effect of different tax rate of DTA and DTL applied	0.22%	(4.36)%	2.29%
Valuation allowance movement	(1.73)%	0.42%	—
Other	0.33%	0.11%	0.19%
	8.51%	6.70%	18.86%

The aggregate amount and per share effect of the tax holiday are as follows:

	Year Ended December 31,
	2012	2013	2014
	$	$	$
The aggregate dollar effect	(2,864,479)	8,725,381	11,285,429
Per share effect—basic	(0.02)	0.07	0.09
Per share effect—diluted	(0.02)	0.07	0.09

As of December 31, 2013 and 2014, the Group had tax operating loss carry forwards of $10,644,703 and $14,298,098, respectively. These tax losses are available for offset against future profits that may be carried forward until calendar year 2018 and 2019, respectively.

Undistributed earnings of the Company’s PRC subsidiaries of approximately $190,348,634 at December 31, 2014 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings generated after January 1, 2008, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. The amounts of unrecognized deferred tax liabilities for these earnings are in the range of $9,517,432 to $19,034,863, as the withholding tax rate of the profit distribution will be 5% or 10% depends on whether the immediate offshore companies can enjoy the preferential withholding tax rate of 5%.

Income tax payable balance of the Group represents the actual cash tax payments to be made by the legal entities within the Group. Income tax provision reflected in the Company’s consolidated statements of operations is calculated based on a separate return basis as if the Group had filed a separate tax return, which has considered the impact of general corporate expenses allocated from E-House. The difference between the income tax provision on a separate return basis and the tax liability accrued was reflected as deemed distribution to E-House associated with tax liability in the consolidated statements of changes in equity before the IPO. Such difference amounted to $1,747,590, $2,381,799 and $571,227 for the years ended December 31, 2012, 2013 and for the period from January 1, 2014 to the IPO date, respectively.

9. Share-Based Compensation

Leju Plan

In November 2013, the Group adopted a share incentive plan (“Leju Plan”), which allows the Group to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to the Group. Under the Leju Plan, the maximum number of shares that may be issued shall be 8% of the total outstanding shares on an as-converted and fully diluted basis as of the effective date of the plan. Options have a ten-year life.

Share Options:

On December 1, 2013, the Company granted 7,192,000 options to purchase its ordinary shares to certain of the Group’s employees and E-House’s employees at an exercise price of $4.60 per share. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of three years.

On December 16, 2013, the Company granted 600,000 restricted shares to a director and an E-House employee to replace the same number of options previously granted under the Leju plan, with all other terms unchanged. The purchase price of the restricted shares is $4.60 per share, which were the exercise prices of the options that were replaced. The modification did not result in any incremental compensation expense. Cash received from the advance payment of the restricted shares are recorded as an amount due to related parties as of December 31, 2013.

In January, 2014, the Company granted 60,000 restricted shares to an E-House employee to replace the same number of options previously granted under the Leju plan, with all other terms unchanged. The purchase price of the restricted shares is $4.60 per share, which were the exercise prices of the options that were replaced. The modification did not result in any incremental compensation expense. Cash received from the advance payment of the restricted shares are recorded as an amount due to related parties.

The Company has used the binomial model to estimate the fair value of the options granted under the Leju Plan. The fair value per option was estimated at the date of grant using the following assumptions:

2013
Risk-free rate of return	2.98%
Contractual life of option	10 years
Estimated volatility rate	56.74%
Dividend yield	0.00%

A summary of option activity under the Leju Plan during the year ended December 31, 2014 is presented below:

	Number of Options	Exercise Price	Remaining Contractual Term	Aggregate Intrinsic Value of Options
		$
Outstanding, as of January 1, 2014	6,592,000	4.60		—
Granted
Replaced by Restricted Share	(60,000)	4.60
Exercised	(266,201)	4.60		1,668,693
Forfeited	(132,000)	4.60
Outstanding, as of December 31, 2014	6,133,799	4.60	8.92	37,784,202
Vested and expected to vest as of December 31, 2014	5,943,719	4.60	8.92	36,613,309
Exercisable as of December 31, 2014	1,867,132	4.60	8.92	11,501,535

The grant-date fair value of the options granted in December 2013 was $2.21 per share. For the year ended December 31, 2013 and 2014, the Company recorded compensation expenses of $289,649 and $3,464,140 for the share options granted to the Group’s employees and recorded deemed distribution to E-House of $92,225 and $1,061,412 for the share options granted to E-House’s employees, respectively.

As of December 31, 2014, there was $8,676,222 of total unrecognized compensation expense related to unvested share options granted under the Leju Plan. That cost is expected to be recognized over a weighted-average period of 1.92 years.

Restricted Shares:

On March 18, 2014, the Company granted 866,000 restricted shares to certain employees, directors and officers, under the terms of each restricted shares, restricted shares vest over three years. On August 21, 2014, the Company granted 229,400 restricted shares to certain employees and officers, under the terms of each restricted shares, restricted shares vest over eight months.

A summary of restricted share activity under the Leju Plan during the year ended December 31, 2014 is presented below:

	Number of Restricted Shares	Grant-date Fair Value
		$
Outstanding, as of January 1, 2014	600,000	2.21
Granted	1,095,400	12.37
Converted from option	60,000	2.21
Vested	(220,000)	2.21
Forfeited	(8,800)	16.25
Outstanding, as of December 31, 2014	1,526,600	9.42

The total fair value of restricted shares vested in 2012, 2013 and 2014 was nil, nil and $486,200, respectively.

For the years ended December 31, 2013 and 2014, the Company recorded compensation expenses of $20,855 and $4,881,656 for the restricted shares granted to the Group’s employees and recorded deemed distribution to E-House of $13,903 and $41,570 for the share options granted to E-House’s employees, respectively.

As of December 31, 2014, there was $9,699,247 of total unrecognized compensation expense related to unvested restricted shares granted under the Leju Plan. That cost is expected to be recognized over a weighted-average period of 1.88 years.

E-House’s Share Incentive Plan (the “E-House Plan”)

In 2006, E-House Holdings adopted the E-House Plan, which allows E-House Holdings to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to E-house. Under the E-House Plan, E-House Holdings authorized 3,636,364 ordinary shares, or 5% of the then total shares outstanding, to grant as options or restricted shares over a three-year period. In October 2010, E-House Holdings authorized an increase of 4,013,619 ordinary shares to the award pool. In November 2012, E-House Holdings further authorized an increase of 1,273,000 ordinary shares to the award pool. In August, 2013, E-House Holdings authorized an increase of 6,644,659 ordinary shares to the award pool. Options have a ten-year life. Share options granted under the E-House Plan can be settled by the employee either by cash or net settled by shares.

Share Options:

In connection with its merger with CRIC in 2012, E-House Holdings exchanged 15,107,745 of its options (“E-House Replacement Options”) at an exercise prices from $0.72 to $8.99 under E-House plan for 16,975,028 of options granted under CRIC plan at an exercise prices from $0.64 to $8.00 (“CRIC Replaced Options”), with other terms unchanged. As a result, CRIC’s Share Incentive Plan (the “CRIC Plan”) merged into the E-House Plan and ceased to exist on its own. The incremental compensation cost of $289,930 was measured as the excess of the fair value of the E-House Replacement Options over the fair value of the CRIC Replaced Options at the exchange date.

E-House Holdings used the binomial model to estimate the fair value of both the E-House Replacement Options and CRIC Replaced Options using the following assumptions:

	E-House	CRIC
	Replacement	Replaced
	Options	Options
Average risk-free rate of return	2.62%	2.62%
Contractual life of option	7.53 years	7.53 years
Average estimated volatility rate	50.42%	54.21%
Average dividend yield	2.03%	—

On May 9, 2012, 396,050 outstanding options granted from September 24, 2009 to October 10, 2011 held by 3 directors of CRIC were modified to be fully vested on the modification date, with other terms unchanged. The unrecognized compensation cost from the initial grant date was immediately expensed.

On May 29, 2012, the exercise price of 4,211,879 outstanding options, previously granted from July 15, 2009 to March 10, 2011, held by 394 employees was reduced from between $6.75 and $8.99 to $5.34, with other terms unchanged. In connection with the above modifications, incremental compensation cost was measured as the excess of the fair value of the modified options over the fair value of the original options immediately before their terms were modified, measured based on the share price and other pertinent factors at the modification date. Total incremental compensation cost was $1,811,935.

E-House Holdings used the binomial model to estimate the fair value of the modified options using the following assumptions:

2012
Average risk-free rate of return	2.78%
Contractual life of option	8.02 years
Average estimated volatility rate	62.23%
Average dividend yield	2.45%

E-House Holdings recorded compensation expense of $17,157,015, $12,817,935 and $5,950,940 for the years ended December 31, 2012, 2013 and 2014, respectively. During the years ended December 31, 2012, 2013 and 2014, 194,721, 4,596,761 and 3,446,585 options were exercised having a total intrinsic value of $436,259, $25,248,554and $23,679,729, respectively.

A summary of option activity under the E-House Plan during the year ended December 31, 2014 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value of Options
Outstanding, as of January 1, 2014	12,949,951	4.25		140,247,969
Exercised	(3,446,585)	3.49		23,679,729
Forfeited	(26,662)	4.94
Outstanding, as of December 31, 2014	9,476,704	4.52	5.58	25,776,635
Vested and expected to vest as of December 31, 2014	9,476,704	4.52	5.58	25,776,635
Exercisable as of December 31, 2014	9,476,704	4.52	5.58	25,776,635

As of December 31, 2014, there is no unrecognized compensation expense related to unvested share options granted under the E-House Plan.

Restricted Shares:

E-House Holdings granted 1,273,000, 1,303,000 and1,439,000 restricted shares to certain employees, directors and officers in 2012, 2013 and 2014 respectively. Under the terms of each restricted shares, restricted shares vest over three years.

In connection with its merger with CRIC, E-House Holdings exchanged 77,875 of its restricted shares (“E-House Replacement Restricted Shares”) at an exercise prices from $3.38 to $6.75 under E-House plan for 87,500 of restricted shares granted under CRIC plan at an exercise prices from $3.00 to $6.00 (“CRIC Replaced Restricted Shares”), with other terms unchanged. No incremental compensation cost was recognized from the exchange.

	E-House	CRIC
	Replacement	Replacement
	Restricted	Restricted
	Shares	Shares
Average risk-free rate of return	2.43%	2.43%
Contractual life of option	0.85 years	0.85 years
Average estimated volatility rate	50.42%	54.21%
Average dividend yield	2.03%	—

A summary of restricted share activity under the E-House Plan during the year ended December 31, 2014 is presented below:

	Number of Restricted Shares	Weighted Average Grant-date Fair Value
		$
Unvested as of January 1, 2014	2,151,684	7.77
Granted	1,439,000	8.72
Vested	(860,301)	7.08
Forfeited	(33,334)	7.78
Unvested as of December 31, 2014	2,697,049	8.50

The total fair value of restricted shares vested in 2012, 2013 and 2014 was $9,127,103, $5,612,379 and $6,094,602, respectively.

As of December 31, 2014, there was $20,310,709 of total unrecognized compensation expense related to restricted shares granted under the E-House Plan. That cost is expected to be recognized over a weighted-average period of 2.43 years.

E-House Holdings recorded compensation expense of $9,348,941, $5,668,460 and $6,174,583, for the years ended December 31, 2012 and 2013 and 2014, respectively, related to restricted shares.

CRIC Plan

On September 9, 2008, CRIC adopted the CRIC Plan to provide additional incentives to employees, directors and consultants who render services to CRIC. Under the CRIC Plan, the maximum number of shares that may be issued shall be 15% of the total outstanding shares of CRIC on an as-converted basis assuming all options outstanding were converted into shares as of the effective date of the CRIC Plan, plus an additional number of shares to be added on each of the third, sixth and ninth anniversary of the effective date of the CRIC Plan.

In April 2012, all the options and restricted shares granted under the CRIC Plan were replaced by E-House’s options and restricted shares under E-House plan. After that, there was no compensation cost of the options and restricted shares under CRIC Plan.

Share Options:

CRIC recorded compensation expense of $8,532,772 for the year ended 2012.

The total intrinsic value of options under CRIC Plan exercised was $750,115, during the year ended December 31, 2012.

Restricted Shares:

The Group recorded compensation expense of $54,688 for CRIC restricted shares granted to the E-House’s employee for the year ended December 31, 2012.

The total fair value of restricted shares vested was $130,000 during the year ended December 31, 2012.

Share-based compensation expenses under E-House Plan and CRIC Plan allocated to the Group

The share-based compensation expense under E-House Plan and CRIC Plan allocated to the Group was $14,570,467, $6,000,438 and $572,340 for the years ended December 31, 2012, 2013 and the period from January 1, 2014 to the IPO date, respectively. These expenses are part of the selling, general and administrative expenses allocated from E-House, which were waived and have been reflected as capital contributions as of the date such expenses were originally allocated. Subsequent to the IPO, E-House began charging the Group transitional corporate service fees, $1,857,996 share-based compensation expense under E-House Plan and CRIC Plan were charged to Leju from the IPO date to December 31, 2014. (See Note 13)

Other Equity Compensation

In September 2014, the Group acquired noncontrolling interests from certain employee shareholders. The price premium paid over the fair value of the ordinary shares amounting $4,276,810 was recorded as share-based compensation costs and to be amortized over the required two-year service period (See Note 3). $534,601 stock compensation expense was recognized for the year ended December 31, 2014. As of December 31, 2014, there was $3,742,209 of total unrecognized compensation expense related to this compensation agreement.

10. Employee Benefit Plans

The Group’s PRC subsidiaries and VIEs are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed $13,475,405, $14,174,182, and $17,727,125 for the years ended December 31, 2012, 2013 and 2014, respectively, for such benefits.

11. Distribution of Profits

Relevant PRC statutory laws and regulations permit payment of dividends by the Group’s PRC subsidiaries and VIEs only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of the Group’s PRC subsidiaries and VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of the Group’s subsidiaries with foreign investment is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends, loans or advances except in the event of liquidation of these subsidiaries.

The amount of the reserve fund for the Group as of December 31, 2013 and 2014 was $5,058,900 and $7,251,948 respectively.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $30,210,227 and $33,040,488, of which $8,228,655 and $8,349,188 was attributed to general reserve and registered capital of the VIEs, as of December 31, 2013 and 2014, respectively.

12. Segment Information

The Group operates and manages its business as a single segment. The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the chief executive officer, who reviews the consolidated results of the Group as a whole when making decisions about allocating resources and assessing performance.

The following table summarizes the revenue information of the Group:

	Year Ended December 31,
	2012	2013	2014
	$	$	$
E-commerce	26,995,814	170,204,545	326,679,871
Online advertising	138,767,288	145,444,790	155,049,818
Listing	5,532,864	19,772,181	14,293,184
	171,295,966	335,421,516	496,022,873

Geographic

Substantially all of the Group’s revenues from external customers and long-lived assets are located in the PRC.

Major customers

There were no customers from whom revenue accounted for 10% or more of total revenue for the years ended December 31, 2012, 2013 and 2014, respectively.

Details of the accounts receivable from customers accounting for 10% or more of total net accounts receivable are as follows:

	As of December 31,
	2013	2014
	$	$
Customer A	13,294,502	13,979,270

13. Related Party Balances and Transactions

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
E-House	Under the common control of E-House Holdings
SINA	Mr. Charles Chao, co-chairman of E-House, is SINA’s chairman and chief executive officer
Beijing China Real Estate Research Association Technology Ltd. (“CRERAT”)	Mr. Xin Zhou, co-chairman and chief executive officer of E-House, is the legal representative of CRERAT, and E-House owns 51% of CRERAT

These consolidated financial statements include transactions with E-House and its subsidiaries. Furthermore, E-House provided certain corporate services for the consolidated financial statement periods presented (see Note 1).

During the years ended December 31, 2012, 2013 and 2014, E-House loaned $1,500,000, $1,000 and nil, respectively, to fund capital injections into the Group’s PRC subsidiaries. Such amounts have been waived by E-House and have been reflected as capital contributions as of the date such loans were originally made.

During the years ended December 31, 2012, 2013 and 2014, significant related party transactions were as follows:

	Year Ended December 31,
	2012	2013	2014
	$	$	$
Corporate expenses allocated from E-House	21,560,829	15,527,623	2,857,251
Corporate service provided by E-House under transitional service agreement	—	—	10,399,978
Online advertising agency fee recognized as cost of revenues purchased from SINA	5,145,039	6,033,036	6,630,010
Services purchased from/rental paid to E-House	1,802,101	949,584	1,191,469
Services purchased from CRERAT	476,706	—	—
Online advertising services provided to E-House	1,540,073	10,614	160,238
Online advertising services provided to SINA	1,855	—	—

The transactions are measured at the amount of consideration established and agreed to by the related parties, which approximate amounts charged to third parties.

As at December 31, 2013, amounts due from related parties were $3,471,958, which was primarily for revenues collected by E-House on behalf, and partially offset by loans from E-House for general working capital requirements.

As at December 31, 2014, amounts due from related parties were $684, which were the cash paid to supplier on behalf of CRERAT for the purchase of marketing services.

As at December 31, 2013 and 2014, amounts due to related parties were comprised of the following:

	As of December 31,
	2013	2014
	$	$
SINA (1)	1,741,371	1,705,208
E-House (2)	—	1,560,283
Management (3)	1,656,000	1,840,000
E-House Management (3)	1,104,000	184,000
Total	4,501,371	5,289,491

(1)             The amount due to SINA as of December 31, 2013 and 2014 represents online advertising agency fees payable to SINA.

(2)             The amount due to E-House as of December 31, 2014 was primarily for corporate service fees charged to Leju, and partially offset by the amount due to online services provided to E-House and revenues collected by E-House on behalf. The balance is interest free and settable on demand.

(3)             The amount due to management/ E-House management represents consideration paid by management/ E-House management for unvested restricted shares (see Note 9).

The rollforward of the payable (receivable) balance with E-House for the years ended December 31, 2012, 2013 and 2014 is as follows:

	Year Ended December 31,
	2012	2013	2014
	$	$	$
Balance at January 1	60,900,414	79,553,723	(3,471,958)
Loans from (Refund to) E-House for working capital	19,761,083	(43,818,894)	—
Loans from E-House for capital contribution	1,500,000	1,000	—
Corporate expenses allocated from E-House (Note 1)	21,560,829	15,527,623	2,857,251
Corporate service provided by E-House under transitional service agreement (Note 1)	—	—	10,399,978
Revenues collected by E-House on behalf of the Company	(433,290)	(45,449,972)	(4,803,958)
Related party balance waived as capital contribution	(23,060,829)	(15,528,623)	(2,857,251)
Service provided to E-House	(1,540,073)	(10,614)	(160,238)
Service purchased from E-House	1,802,101	949,584	1,191,469
Net (payment) receive for services	(936,512)	5,304,215	(1,595,010)
Balance at December 31	79,553,723	(3,471,958)	1,560,283

14. Commitments and Contingencies

(a) Operating lease commitments

The Group has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from one to 34 months and are renewable upon negotiation. Rental expenses were $7,783,909, $7,669,866 and $8,601,039, for the years ended December 31, 2012, 2013 and 2014, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2014 were as follows:

Year Ended December 31	Amount
$
2015	9,752,033
2016	8,595,362
2017	6,581,917
2018	2,908,714
2019	719,066
Then thereafter	538,552
Total	29,095,644

(b) Contingencies

The Group is subject to claims and legal proceedings that arise in the ordinary course of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Group. The Group does not believe that any of these matters will have a material effect on its business, assets or operations.

15. Subsequent Events

In March 2015, the Company also announced that its board of directors has authorized and approved the Company’s payment of a cash dividend of $0.20 per ordinary share ($0.20 per ADS). The cash dividend will be payable on or about May 15, 2015 to the Company’s shareholders of record as of the close of business on April 10, 2015. Dividends to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

In March 2015, the Group and Baidu agreed to extend the strategic cooperation agreement for the exclusive rights for another nine months through December 2015 and the consideration is RMB 75,000,000. The exclusive rights allow the Group to sell Baidu’s real estate related Brand Link product, which is a form of keyword advertising, and to use and operate Baidu’s exclusive real estate-related web channel.