Form 20-F
period 2015-12-31
Leju Holdings Ltd
filed 2016-04-22
CIK 1596856

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Telephone: +86 10 5895 1180

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

139,229,418 ordinary shares, par value $0.001 per share,
as of December 31, 2015.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).  ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  ☐ Yes   ☐ No

i

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

ITEM 2.                        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                        KEY INFORMATION

A.                                    Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2013, 2014 and 2015 and selected consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our selected consolidated statement of operations data for the fiscal years ended December 31, 2011 and 2012 and our consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements not included in this annual report.

Our selected consolidated financial data also includes certain non-GAAP measures, which are not required by, or presented in accordance with U.S. GAAP, but are included because we believe they are indicative of our operating performance and are used by investors and analysts to evaluate companies in our industry.

Our historical results do not necessarily indicate results expected for any future periods.

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of $, except share and per share data)
Consolidated Statement of Operations Data
Revenues
E-commerce	—	26,996	170,205	326,680	420,552
Online advertising	132,076	138,767	145,445	155,050	134,229
Listing	5,015	5,533	19,772	14,293	21,023
Total revenues	137,091	171,296	335,422	496,023	575,804
Cost of revenues	(37,583)	(54,118)	(63,991)	(51,130)	(60,314)
Selling, general and administrative expenses	(121,610)	(163,535)	(226,143)	(366,342)	(475,445)
Goodwill impairment charge	(417,822)	—	—	—	—
Other operating income	14	153	600	2,526	3,568
Income (loss) from operations	(439,911)	(46,203)	45,888	81,077	43,613
Income (loss) before taxes and equity in affiliates	(440,261)	(47,926)	45,785	82,429	45,341
Net income (loss)	(438,252)	(43,849)	42,650	66,659	34,806
Net income (loss) attributable to Leju shareholders	(438,831)	(44,759)	42,525	66,521	35,330
Earnings (loss) per share:
Basic	(3.66)	(0.37)	0.35	0.51	0.26
Diluted	(3.66)	(0.37)	0.35	0.50	0.26
Weighted average numbers of shares used in computation:
Basic	120,000,000	120,000,000	120,000,000	129,320,666	134,528,971
Diluted	120,000,000	120,000,000	120,000,000	132,502,100	136,223,974

	As of December 31,
	2012	2013	2014	2015
	(in thousands of $)
Consolidated Balance Sheet Data
Cash and cash equivalents	71,090	98,730	317,811	260,296
Accounts receivable, net of allowance for doubtful accounts	86,652	87,316	119,742	113,991
Total current assets	178,968	222,788	480,766	485,084

Intangible assets, net	163,204	128,530	105,419	90,737
Total assets	393,867	402,938	638,266	626,838

Amounts due to related parties	83,143	4,501	5,289	10,214
Total current liabilities	159,661	123,584	197,301	179,607

Total liabilities	200,588	151,148	223,342	202,605
Total Leju equity	190,173	248,706	414,845	424,712

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

We define adjusted net income (loss) as net income (loss) before share-based compensation expense (net of tax), amortization of intangible assets resulting from business combinations (net of tax) and goodwill impairment charge (net of tax)

We define adjusted net income (loss) attributable to Leju shareholders as net income (loss) before share-based compensation expense (net of tax and non-controlling interests), amortization of intangible assets resulting from business combinations (net of tax and non-controlling interests) and goodwill impairment charge (net of tax and non-controlling interests).

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

The following table reconciles our adjusted income (loss) from operations, adjusted net income (loss) and adjusted net income (loss) attributable to Leju shareholders in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP:

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of $)
Income (loss) from operations	(439,911)	(46,203)	45,888	81,077	43,613
Share-based compensation expense(1)	13,542	15,134	6,311	11,311	12,585
Amortization of intangible assets resulting from business acquisitions	21,321	22,079	22,017	14,569	12,653
Goodwill impairment charge	417,822	—	—	—	—
Adjusted income (loss) from operations	12,774	(8,990)	74,216	106,957	68,851

Net income (loss)	(438,252)	(43,849)	42,650	66,659	34,806
Share-based compensation expense (net of tax)(1)	13,542	15,134	6,311	11,311	12,585
Amortization of intangible assets resulting from business acquisitions (net of tax)	18,535	19,082	14,482	12,957	9,490
Goodwill impairment charge (net of tax)	417,822	—	—	—	—
Adjusted net income (loss)	11,647	(9,633)	63,443	90,927	56,881

Net income (loss) attributable to Leju shareholders	(438,831)	(44,759)	42,525	66,521	35,330
Share-based compensation expense (net of tax and non-controlling interests)(1)	13,542	15,134	6,311	11,311	12,576
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	18,342	18,719	14,197	12,842	9,490
Goodwill impairment charge (net of tax and non-controlling interests)	417,822	—	—	—	—
Adjusted net income (loss) attributable to Leju shareholders	10,875	(10,906)	63,033	90,674	57,396

Note:

(1)         Share-based compensation expense includes share-based compensation expenses recorded by us as well as share-based compensation expenses allocated from E-House to us.

Exchange Rate Information

Our reporting and financial statements are expressed in the U.S. dollar, which is our reporting and functional currency. However, our business is conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report, for the amounts not otherwise recorded in our consolidated financial statements included elsewhere in this annual report, is based on the certified exchange rate published by the Board of Governors of the Federal Reserve Bank. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.4778 to $1.00, the certified exchange rate in effect on December 31, 2015. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currencies and through restrictions on foreign trade. On April 15, 2016, the certified exchange rate was RMB6.4730 to $1.00.

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

	Noon Buying Rate
Period	Period End	Average (1)	Low	High
	(RMB per US$1.00)
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2290	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2827	6.4896	6.1870
October	6.3180	6.3505	6.3591	6.3180
November	6.3883	6.3640	6.3945	6.3180
December	6.4778	6.4491	6.4896	6.3883
2016
January	6.5752	6.5726	6.5219	6.5932
February	6.5525	6.5505	6.5154	6.5795
March	6.4480	6.5027	6.5500	6.4480
April (through April 15, 2016)	6.4730	6.4713	6.4810	6.4580

Source: Federal Reserve Statistical Release

Note:

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

We conduct our real estate services business primarily in China. Our business depends substantially on conditions in China’s real estate industry and more particularly on the volume of new property transactions in China. Demand for private residential real estate in China has grown rapidly in recent years but such growth is often coupled with volatility and fluctuations in real estate transaction volume and prices. Fluctuations of supply and demand in China’s real estate industry are caused by economic, social, political and other factors. Over the years, governments at both national and local levels have announced and implemented various policies and measures aimed to regulate the real estate market, in some cases to stimulate further development and more purchase of residential real estate units and in other cases to restrict these activities from growing too rapidly. These measures can affect real estate buyers’ eligibility to purchase additional units, their downpayment requirements and financing, as well as availability of land to developers and their ability to obtain financing. These measures have affected and continue to affect the conditions of China’s real estate market and cause fluctuations in real estate pricing and transaction volume. See “—Our business may be materially and adversely affected by government measures aimed at China’s real estate industry.” Furthermore, there may be situations in which China’s real estate industry is so active that real estate developers see a reduced need for marketing initiatives and reduce their spending on such initiatives, which could potentially adversely affect our result of operations. To the extent fluctuations in China’s real estate industry adversely affect spending on real estate marketing, our financial condition and results of operations may be materially and adversely affected.

Our business may be materially and adversely affected by government measures aimed at China’s real estate industry.

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

To stimulate the real property market, the Chinese government has released policies to loosen some of the restrictive measures in 2015 and 2016. For example, the Chinese government lowered the percentage of down payment for purchase of houses during 2015 and 2016, and relaxed real property related tax policies in early 2016. Certain cities have also loosened their local housing price control measures in 2015 and 2016. However, we cannot assure you that the PRC government will not retighten its policies or adopt new measures in the future that may result in lower growth rates in the real estate industry. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate. Our business may be materially and adversely affected as a result of decreased transaction volumes or real estate prices that may result from government policies.

We may fail to compete effectively, which could significantly reduce our market share and materially and adversely affect our business, financial condition and results of operations.

We face competition in each of our primary business activities. Our largest competitor at the national level is fang.com, formerly soufun.com, with which we compete on all of our business lines. We also compete with providers for online property listings, including 58.com, which acquired anjuke.com in 2015. In addition, we have faced and may continue to face competition from regionally focused websites providing regional real estate listings together with localized services, such as house365.com in the Nanjing market. Our competitors may have more established brand names, larger visitor numbers and more extensive distribution channels than we do, either overall, or in specific regions in which we operate.

The business of providing online real estate services in China has become increasingly competitive. The barriers to entry for establishing internet-based businesses are low, thereby allowing new entrants to emerge rapidly. The new competitive landscape has placed additional demands on us to increase the amount of resources we provide to customers and increase the quality of our services in order to retain customers. As the online real estate services industry in China is relatively new and constantly evolving, our current or future competitors may be able to better position themselves to attract funding and to compete as the industry matures.

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

As a company providing online services, we participate in an industry characterized by rapidly changing technology and new products and services. We rely in part on attracting customers to our platform by providing attractive and helpful content and tools on our websites and mobile devices to assist customers seeking to purchase residential properties and home furnishings. In addition, our ability to continue to generate and maintain online advertising service revenues depends on our ability to innovate. To remain competitive, we must continue to develop and expand our content and service offerings. We must also continue to enhance and improve the user interface, functionality and features of our websites and our mobile applications. These efforts may require us to develop internally, or to license, increasingly complex technologies. In addition, many of our competitors are continually introducing new internet-related products, services and technologies, which will require us to update or modify our own technology to keep pace. New internet-related products, services and technologies developed by competitors could render our products and services obsolete if we are unable to update or modify our own technology. Developing and integrating new products, services and technologies into our existing businesses could be expensive and time-consuming. Furthermore, such new features, functions and services may not achieve market acceptance or serve to enhance our brand loyalty. We may not succeed in incorporating new internet technologies, or, in order to do so, we may incur substantial expenses. If we fail to develop and introduce or acquire new features, functions, services or technologies effectively and on a timely basis, we may not continue to attract new users and may be unable to retain our existing users. If we are not successful in incorporating new internet technologies, our business, results of operations and growth prospects could be materially and adversely affected.

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

Our e-commerce business was established in 2011 and experienced rapid growth to become an integral part of our online real estate service operations. Although we generally have been able to effectively manage the growth of this product and maintain contractual arrangements with third-party property developers who allow us to sell discount coupons to prospective real estate purchasers on acceptable terms, there can be no assurance that we will continue to be able to do so in the future. Customer complaints or negative publicity about our services could diminish consumer confidence in and use of our services. We may also explore new real estate e-commerce products or other product offerings and new products may involve various risks and may not perform as expected. For example, we offer financial products to facilitate transactions as needed by our customers, such as the Leju Loan in cooperation with CITIC or the “Easy Home Plan”, which allows qualified home purchasers to obtain Leju e-Loan through the “Fang Jin Suo” platform of E-House. There can be no assuance that such products will perform as expected or be well received by customers. We may also face challenges for any other new initiatives we pursue in the future. Any of the foregoing could materially and adversely affect our business, results of operations and revenue growth prospects.

We derive a significant amount of revenue from our operation of SINA websites and there can be no assurance that our relationship with SINA will continue on satisfactory terms.

Through an agreement in 2009 entered into between SINA and E-House, our parent company, we own SINA’s real estate operations. SINA is a substantial shareholder in E-House, our parent company. To a large extent, the operations and revenues of our business rely on SINA’s cooperation with us. The domain names of some major websites of our business are owned by SINA and licensed to us through agreements which we initially entered into with SINA in 2009 with terms through 2019 and which we amended and restated in 2014 to extend through 2024. A significant number of users of these websites are linked through other SINA websites. Pursuant to an advertising inventory agency agreement with SINA, we are the exclusive agent of SINA for selling advertising to the real estate advertisers through 2024. To a certain extent, we rely on SINA’s continued cooperation on an ongoing basis to enjoy our rights pursuant to our agreements with SINA. SINA could at any time reduce its support for our business. In addition, SINA’s dual role as our substantial indirect shareholder and contractual counterparty could result in conflicts of interest. If for any reason SINA does not fulfill its obligations in accordance with the advertising inventory agency agreement or any of the other agreements or otherwise reduces its support for our online real estate operations, our business may be materially and adversely affected.

Changes in our relationship with Baidu or the termination thereof could adversely affect our business and results of operations.

We had been the exclusive real property advertising partner of Baidu, China’s leading search engine platform, from 2010 to 2015. In August 2010, we launched Baidu’s real estate website, house.baidu.com, and home furnishing website, jiaju.baidu.com, to offer search-based advertising for China’s real estate industry. Pursuant to our original strategic cooperation agreement with Baidu, we had the exclusive right, through March 2015, to build and operate all of Baidu’s websites related to real estate and home furnishing, and to retain all revenues generated from these websites in exchange for a fixed fee that we pay to Baidu. In August 2011, we expanded our strategic partnership with Baidu, pursuant to which we became Baidu’s premier strategic online real estate partner and obtained the exclusive right, through March 2015, to sell Baidu’s real estate Brand-Link product, a form of keyword advertising. In addition, we and Baidu had also continued our cooperation in several other Baidu products to further expand the online search-based advertising market for China’s real estate industry. In March 2015, we and Baidu agreed to extend the term of our strategic cooperation for another nine months through December 2015. Upon the expiration of the cooperation in December 2015, we did not renew the strategic partnership with Baidu, but continue to work with Baidu as our product partner. There can be no assurance that Baidu will continue such cooperation with us as a product partner, and changes in our relationship with Baidu or the termination thereof could adversely affect our business and results of operations, if we are unable to secure substituting customers or sources of revenues.

We derive a substantial portion of our revenues from several major urban centers in China, and we face market risk due to our concentration in these major urban areas.

We derive a substantial portion of our revenues from major urban centers in China, including Beijing, Shanghai, Guangzhou, Chongqing and Tianjin. In each of the years ended December 31, 2013, 2014 and 2015, more than 50% of our revenues was derived from Beijing, Shanghai, Guangzhou, Chongqing and Tianjin, and more than 20% of our total revenues were derived from Beijing. We expect these five urban centers to continue to be important sources of revenues. If any of these major urban centers experiences an event that negatively impacts the local real estate industry or online advertising, such as a serious economic downturn or contraction, a natural disaster, or slower growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our business and growth prospects could be materially and adversely impacted.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. The Chinese economy has slowed down since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Failure to maintain or enhance our brands or image or failure of SINA to maintain its brands or images could have a material and adverse effect on our business and results of operations.

We believe the “Leju” brand is associated with a leading real estate online platform in China and it is important for the continued success of our business. The success of the websites we operate on the platform of SINA is also dependent on the brands and images of SINA. These brands are integral to our sales and marketing efforts. Our continued success in maintaining and enhancing our brands and image depends to a large extent on our ability to satisfy customer needs by further developing and maintaining quality of services across our operations, as well as our ability to respond to competitive pressures.

We may not be able to successfully execute our strategy of strengthening our geographic coverage.

We plan to further enhance our presence in cities covered by our direct operations, especially provincial capitals and other strategically important urban areas, to further capture share in such markets. In addition, we may expand our business by operating directly in select cities where we currently outsource operations to local outsourcing partners. There have been instances in the past when, upon our decision to directly operate a website that we had previously outsourced to a third party, the third party failed to pay all or a portion of the fixed fees owed to us under the outsourcing arrangement. There can be no assurance that the costs of implementing our strategy, whether due to uncollected fees or otherwise, will not be substantial. Furthermore, when we attempt to enhance our presence in markets or enter new markets, we may face intense competition from companies with greater experience or a more established presence in the targeted geographical areas or from other companies with similar expansion targets. In addition, our business model and services may not be successful in untested markets and markets with a different legal and business environment. If we are unable to execute our strategy of strengthening our geographic coverage, our growth prospects could be materially and adversely affected.

If we cannot manage our growth effectively and efficiently, our results of operations or profitability could be adversely affected.

We have experienced substantial growth in recent periods. Our revenues increased from $335.4 million in 2013 to $575.8 million in 2015 at a CAGR of 31%. We intend to continue to grow our operations primarily in our current markets. This growth has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. Our planned growth will also place significant demands on us to maintain the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified real estate service professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new expansion into our operations. As a result, our quality of service may deteriorate and our results of operations or profitability could be adversely affected.

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

In addition, Beijing Leju, Shanghai Yi Xin and/or Beijing Jiajujiu and their respective subsidiaries may be required to obtain additional licenses. For example, the release, broadcasting and transmission of graphics, video and audio programs or weblinks to such programs, other websites or data on the websites may be deemed as providing internet publication services as well as transmission of video and audio programs on the internet, which could require internet publication licenses and licenses for online transmission of audio-visual programs. During operation of our e-commerce business, we post information, including graphics, weblinks to videos, other websites or data on websites operated by us. Our consolidated variable interest entities and their subsidiaries do not have internet publication licenses and licenses for online transmission of audio-visual programs, and are not applying for these licenses. For those video/audio programs and certain other forms of content that we believe are subject to the requirements of these licenses, such programs and content are hosted by SINA through our contractual arrangement with SINA. In the case that SINA does not possess the necessary licenses and permits, our video/audio programs and other content hosted by SINA are subject to the risk of being suspended by government authorities. Moreover, we cannot assure you that government would not require us to obtain these licenses separately for operation of our own websites and those websites licensed to us even if the underlying hosting of the relevant content may be provided by a qualified third party. If we are required to apply for such licenses, we can provide no assurance that we will procure and maintain such additional licenses.

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

We provide third-party content on our websites such as real estate listings, contractor information listings, links to third-party websites, advertisements and content provided by customers and users of our community-oriented services. In addition, our website, jiaju.com, is a platform for third party home furnishing distributors to offer their products and services to consumers. We could be exposed to liability with respect to such third-party information or the goods and services sold through our website. Among other things, we may face assertions that, by directly or indirectly providing such third-party content or links to other websites, we should be liable for defamation, negligence, copyright or trademark infringement, or other actions by parties providing such content or operating those websites. We may also face assertions that content on our websites, including statistics or other data we compile internally, or information contained in websites linked to our websites contains false information, errors or omissions, and users and our customers could seek damages for losses incurred as a result of their reliance upon or otherwise relating to incorrect information. We may also be subject to fines and other sanctions by the government for such incorrect information. Moreover, our relevant consolidated variable interest entities, as internet advertising service providers, are obligated under PRC laws and regulations to monitor the advertising content shown on our websites for compliance with applicable law. Violation of applicable law may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the offending advertisements and orders to publish advertisements correcting the misleading information. In case of serious violations, the PRC authorities may revoke the offending entities’ advertising licenses and/or business licenses. In addition, our websites could be used as a platform for fraudulent transactions. The measures we take to guard against liability for third-party content or information may not be adequate to exonerate us from relevant civil and other liabilities. Any such claims, with or without merit, could be time-consuming to defend and result in litigation and significant diversion of management’s attention and resources. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against these claims and suffer damage to our reputation. Our general liability insurance may not cover all potential claims to which we are exposed to and may not be adequate to indemnify us for all liability that may be imposed.

Failure to maintain effective internal controls over financial reporting could cause us to inaccurately report our financial result or fail to prevent fraud and have a material and adverse effect on our business, results of operations and the trading price of our ADSs.

We are subject to the reporting obligations under U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 and related rules require public companies to include a report of management on their internal control over financial reporting in their annual reports. This report must contain an assessment by management of the effectiveness of a public company’s internal control over financial reporting. We sometimes hire a professional consultant to assist us in such efforts. Our efforts to implement standardized internal control procedures and develop the internal tests necessary to verify the proper application of the internal control procedures and their effectiveness are a key area of focus for our board of directors, our audit committee and senior management.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2015. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and its implementing rules that became effective in September 2008 and its amendments that became effective in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. Besides, pursuant to the Labor Contract Law and its amendments, dispatched employees are intended to be a supplementary form of employment and the fundamental form should be direct employment by enterprises and organizations that require employees. Further, it is expressly stated in the Interim Provisions on Labor Dispatch that became effective in March 2014 that the number of seconded employees an employer uses may not exceed 10% of its total labor force and the employer has a two-year transition period to comply with such requirement. Some of our PRC subsidiaries, consolidated variable interest entities and their subsidiaries use seconded employees for their principal business activities. The transition period ended on February 29, 2016, and those PRC subsidiaries are taking steps to decrease the number of seconded employees. If the relevant PRC companies are deemed to have violated the limitation on the use of seconded employees under the relevant labor laws and regulations, we may be subject to fines and incur other costs to make required changes to our current employment practices.

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

As of December 31, 2015, we had leased 86 office premises in 57 cities in China, in addition to a branch office in Hong Kong and our principal executive offices in Beijing, China. A number of these leased properties contain defects in the leasehold interests. Such defects include the lack of proper title or right to lease with respect to 7 leased premises and the landlords’ failure to duly register the leases with the relevant PRC government authority with respect to 78 leased premises.

Under PRC regulations, in situations where a tenant lacks evidence of the landlord’s title or right to lease, the relevant lease agreement may not be valid or enforceable and may also be subject to challenge by third parties. In addition, under PRC laws and regulations, while the failure to register the lease agreement does not affect its effectiveness between the tenant and the landlord, such lease agreement may be subject to challenge by and unenforceable against a third party who leases the same property from the landlord and the lease agreement entered into by such third party has been duly registered the lease with the competent PRC government authority. This risk may be mitigated if we continue to occupy the leased premises under our lease. Furthermore, the landlord and the tenant may be subject to administrative fines for such failure to register the lease.

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

We have limited experience conducting our operations as a stand-alone public company. We are controlled by E-House, which has provided us with accounting, administrative, marketing, internal control, customer service and legal support, and has also provided us with the services of a number of its executives and employees. As E-House has continued to be our controlling shareholder following our initial public offering in April 2014, we expect E-House to continue to provide us with certain support services, but to the extent E-House does not continue to provide us with these support services, we will need to provide such services on our own. For example, with respect to our sales of discount coupons for property developments in Beijing, for regulatory reasons the fees for such discount coupons are collected by E-House on our behalf and either remitted to us or used to offset amounts owed by us to E-House. In the past, E-House has not charged any fee or commission for its provision of this service to us. There can be no assurance that E-House will not charge a fee or commission for this service, or any similar service that E-House may provide to us in the future. We may encounter operational, administrative and strategic difficulties as we adjust to operating as a stand-alone public company, which may cause us to react slower than our competitors to industry changes, may divert our management’s attention from running our business or may otherwise harm our operations.

In addition, our management team is required to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to public companies, including requirements relating to corporate governance, listing standards and investor relations issues. While we were a wholly owned subsidiary of E-House, we were indirectly subject to requirements to maintain an effective internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404. However, as a stand-alone public company, our management team has to evaluate our internal control system independently with new thresholds of materiality, and to implement necessary changes to our internal control system. We cannot guarantee that we will be able to do so in a timely and effective manner.

Our historical financial information included in this annual report may not be representative of our financial condition and results of operations as a stand-alone public company.

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

As of March 31, 2016, E-House held 69.3% of our ordinary shares and voting power. E-House’s voting power gives it the power to control actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NYSE requirements, including the election and removal of a majority of our board of directors, approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

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

The proposed going private transaction of E-House may materially affect our corporate structure, business and operations.

On June 9, 2015, E-House’s board of directors received a preliminary non-binding proposal letter from Mr. Xin Zhou, co-chairman of the board of directors and chief executive officer of E-House, and Mr. Neil Nanpeng Shen, a member of E-House’s board of directors, to acquire all of E-House’s outstanding ordinary shares not already owned by Mr. Zhou, Mr. Shen or their respective affiliates. On June 19, 2015, E-House was informed that SINA had joined the buyer group by entering into a consortium agreement with Mr. Zhou and Mr. Shen, pursuant to which they had agreed to, among other things, form a consortium to work exclusively with one another to undertake the going-private transaction to acquire all of E-House’s outstanding shares other than the shares owned by the consortium members or their affiliates. E-House was also informed that SINA had agreed to exchange all the E-House shares held by SINA at the closing of the going-private transaction for a portion of the ordinary shares of Leju held by E-House at the closing, based on an exchange ratio determined in accordance with a mutually agreed formula. On April 15, 2016, E-House entered into a merger agreement with E-House Holdings Ltd., or the Parent, and E-House Merger Sub Ltd., or the Merger Sub, a wholly owned subsidiary of the Parent. Subject to satisfaction of the terms and conditions under the merger agreement, at the effective time of the merger the Merger Sub will merge with and into E-House, with E-House continuing as the surviving corporation and a wholly-owned subsidiary of the Parent. If the merger and the share exchange is consummated as contemplated, SINA will become a principal shareholder of our company, and may exercise its voting power and other rights as principal shareholder in a manner that vary significantly from that of E-House. In addition, we cannot rule out the possibility that the buyer consortium will create security interest over E-House’s assets, including E-House’s shares in our company, at the closing of the going-private transaction, in order to obtain financing from their financing sources, which may result in a reduction of E-House’s shareholding in our company in the event of default. If E-House’s shareholding in our company decreases, E-House may not continue to provide the same level of support as it currently does, and our business and operations may be materially and adversely affected.

We are a “controlled company” within the meaning of the Corporate Governance Rules of the NYSE and, as a result, qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Immediately after the closing of our initial public offering and the concurrent private placement to Tencent, E-House held 76.3% of our then outstanding ordinary shares. As of March 31, 2016, E-House held 69.3% of our outstanding ordinary shares. We have been a “controlled company” within the meaning of applicable corporate governance standards since our initial public offering. Under the Corporate Governance Rules of the NYSE, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

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

Following our initial public offering, we have been utilizing, and intend to continue to utilize the foregoing exemptions from the applicable corporate governance requirements. As a result, we do not have a majority of independent directors nor a separate nominating committee. In addition, our compensation committee does not consist entirely of independent directors and we are not required to have an annual performance evaluation of the compensation committee. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.” Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the applicable corporate governance requirements.

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

Leju Holdings Limited is a Cayman Islands company and a foreign person under PRC law. Due to PRC government restrictions on foreign investment in the internet industry and the uncertainty over administrative practice in advertising industries, we conduct part of our business through contractual arrangements with our affiliated PRC entities. Our e-commerce business with respect to new residential properties is operated through our contractual arrangements with Shanghai Yi Xin and its shareholders. Our e-commerce business with respect to home furnishing is operated through our contractual arrangements with Beijing Jiajujiu and its shareholders. Our online advertising business for new residential properties websites and our secondary listings business are operated through our contractual arrangements with Beijing Leju and its shareholders. Beijing Leju and its subsidiaries, Shanghai Yi Xin, and Beijing Jiajujiu and its subsidiaries and branches hold the licenses and approvals that are essential for our business operations.

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

In 2013, 2014 and 2015, Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective subsidiaries and branches contributed in aggregate 94.3%, 97.7% and 97.0% of our total net revenues, respectively. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective subsidiaries and branches, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective subsidiaries and branches into our consolidated financial statements in accordance with U.S. GAAP.

The shareholders of our consolidated variable interest entities may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

We have designated individuals who are PRC nationals to be the shareholders of our consolidated variable interest entities in China, Beijing Leju, Shanghai Yi Xin, and Beijing Jiajujiu. These individuals may have conflicts of interest with us. Each of Shanghai Yi Xin and Beijing Jiajujiu is 70% owned by Mr. Zuyu Ding, E-House’s co-president and 30% owned by Mr. Weijie Ma, our co-president. Beijing Leju is 80% owned by Mr. Xudong Zhu, the head of E-House’s offline advertising operations, and 20% owned by Mr. Zuyu Ding, E-House’s co-president. None of Mr. Zhu, Mr. Ding and Mr. Ma has a significant equity stake in our company. We cannot assure you that when conflicts of interest arise, they will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, they may breach or cause our variable interest entities and their subsidiaries to breach or refuse to renew the existing contractual arrangements that allow us to effectively control our consolidated variable interest entities and their subsidiaries and receive economic benefits from them. Currently, we do not have arrangements to address potential conflicts of interest between the shareholders of our consolidated variable interest entities and our company. We rely on them to abide by the laws of the Cayman Islands and China, which provide that directors and/or officers owe a fiduciary duty to our company, which requires them to act in good faith and in the best interests of our company and not to use their positions for personal gain. If we cannot resolve any potential conflicts of interest or disputes between us and the individual shareholders of our consolidated variable interest entities which may arise, we would have to rely on legal proceedings to enforce our rights, which could be costly and unsuccessful.

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

Our controlling shareholder, E-House, held approximately 69.3% of our voting power, and our record shareholders in the United States held approximately 12% of our total voting power, as of March 31, 2016. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. Moreover, it is uncertain whether the real estate service industry, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOC market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Under the applicable regulations and SAFE rules, PRC citizens who participate in an employee stock ownership plan or a stock option plan in an overseas publicly listed company are required to register with SAFE and complete certain other procedures. In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Option Rules, which terminated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas Publicly-Listed Company issued by SAFE in March 2007. Pursuant to the Stock Option Rules, if a PRC resident participates in any stock incentive plan of an overseas publicly-listed company, a qualified PRC domestic agent must, among other things, file on behalf of such participant an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the exercise or sale of stock options or stock such participant holds. Such participating PRC residents’ foreign exchange income received from the sale of stock and dividends distributed by the overseas publicly-listed company must be fully remitted into a PRC collective foreign currency account opened and managed by the PRC agent before distribution to such participants. We and our PRC employees who have been granted stock options are subject to this rule and we have registered our existing employee stock ownership plan and stock option plan with SAFE Shanghai Branch. However, if there is any change to our existing employee stock ownership plan or stock option plan, we cannot assure you that we and our PRC optionees will be able to amend such registration in a timely manner, or at all. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. See “Item 4. Information on the Company—B. Business Overview—Regulation—Foreign Exchange Registration of Employee Stock Incentive Plans.”

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

Pursuant to a Circular on Enterprise Income Tax Preferential Treatments issued by the State Administration of Taxation and the Ministry of Finance effective as of February 22, 2008, as partially amended by a Circular on Enterprise Income Tax Policies for Further Encouraging the Development of the Software Industry and the Integrated Circuit Industry, a qualified software enterprise is eligible to be exempted from income tax for its first two profitable years, followed by a 50% reduction in income tax, to a rate of 12.5%, for the subsequent three years. Shanghai SINA Leju was recognized as a qualified software enterprise in February 2009 and was further approved by the local tax authority in June 2009, and, thus, became eligible to be exempted from income tax for 2009, followed by a 50% reduction in income tax from 2010 through 2012. Another wholly owned subsidiary, Shanghai Fangxin, was recognized as a qualified software enterprise and was further approved by the local tax authority in October 2012 to become eligible for being exempted from income tax for 2012 and 2013, followed by a 50% reduction in income tax from 2014 through 2016. Shanghai SINA Leju was entitled to enjoy a favorable statutory tax rate of 15% for 2013 and 2014 as a “high and new technology enterprise.” Shanghai SINA Leju renewed its qualification of “high and new technology enterprise” in 2015 and is entitled to enjoy a favorable statutory tax rate of 15% from 2015 through 2017. If Shanghai SINA Leju or Shanghai Fangxin fails to maintain software enterprise status or “high and new technology enterprise” status, their applicable enterprise income tax rate may increase to up to 25%, which could have a material and adverse effect on our financial condition and results of operations.

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

In addition, pursuant to the relevant regulations regarding real estate agency and brokerage businesses, a real estate broker must conduct a filing with the real estate administrative authority within 30 days after issuance of its business license. We have completed the filing with the competent local real estate administrative authorities for our 22 PRC operating entities which currently provide support services considered to be real estate agency and brokerage services under the PRC law. In addition, among our other 11 PRC operating entities with the registered business scope of real estate brokerage business which are intended to provide support services to our e-commerce business, we are in the process of making such filings with the relevant local real estate administrative authorities for 2 entities, and are in the process of preparing the relevant application documents with respect to all the remaining 9 entities which intend to make such filings. The requirements of the local real estate administrative authority for such filing may vary in different cities and we cannot assure you that we will be able to complete such filing in a timely manner or at all. If we fail to properly complete such filings, it may limit the ability of the relevant PRC operating entities to provide similar support service to our e-commerce business.

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

In 2015, the closing price of our ADSs on the New York Stock Exchange, or the NYSE, varied from a high of $13.30 to a low of $4.38.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2016, we had 139,489,416 ordinary shares issued, including the 4,243,550 ordinary shares that had been issued to our depositary and reserved for future grants under our share incentive plan, and 93,694,920 and 21,231,220 ordinary shares were held by E-House and Tencent, respectively. The sale or perceived sale of a substantial amount of our ADSs by E-House or Tencent could adversely affect the prevailing market price for our ADSs. Such sales or perceived sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. In addition, if we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this, in turn, could have an adverse effect on the price of our ADSs.

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

While we believe we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2015 and do not expect to be a PFIC for the current taxable year and the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC for the current taxable year or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ADSs or ordinary shares from time-to-time, (which may be volatile). Furthermore, the determination of whether we will be or become a PFIC will also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes our risk of being classified as a PFIC may substantially increase. It is also possible that the Internal Revenue Service may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or, becoming classified as, a PFIC for the current or future taxable years. In addition, there can be no assurance our business plans will not change in a manner that will affect our PFIC status.

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation—U.S. Federal Income Tax Considerations”) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares if we are treated as a PFIC for any taxable year, including the possibility of making a “mark-to-market” election.

See the discussion under “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules” concerning the U.S. federal income tax consequences of an investment in the ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a “mark-to-market” election.

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

On or about January 15, 2015, E-House completed a partial spin-off of us by distributing in the form of a dividend of 0.05 ordinary shares, par value $0.001, of Leju, for each of E-House ordinary shares outstanding as of December 3, 2014, or 0.05 ADSs of Leju, for each of E-House ADSs outstanding as of December 3, 2014. E-House distributed a total of 7,103,280 ordinary shares of Leju to holders of E-House ordinary shares in this manner, which include a total of 3,877,658 ordinary shares of Leju in the form of 3,877,658 ADSs of Leju to E-House ADS holders through the depositary bank of E-House. Following the completion of the partial spin-off, E-House owned 93,694,920 ordinary shares of us. As of March 31, 2016, E-House owned 93,694,920 ordinary shares of us, representing approximately 69.3% of our total outstanding ordinary shares.

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

Corporate Information

Our principal executive offices are located at 15/F, Beijing Shoudong International Plaza, No. 5 Building, Guangqu Home Dongcheng District, Beijing 100022, People’s Republic of China. Our telephone number at this address is +86 10 5895 1000. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. In addition, we have 57 branch offices in mainland China and a branch office in Hong Kong. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.                                    Business Overview

Overview

We are a leading O2O real estate services provider in China. We offer real estate e-commerce, online advertising and online listing services through our online platform, which comprises local websites covering over 260 cities and various mobile applications. We integrate our online platform with complementary offline services to facilitate residential property transactions. In addition to our own websites, we also operate various real estate and home furnishing websites of SINA. We had also operated Baidu’s real estate and home furnishing websites until December 31, 2015. Moreover, we operate official accounts on various mobile platforms, including over 50,000 on Weibo and over 70,000 on Weixin.

E-Commerce. We offer e-commerce services primarily in connection with new residential property sales. Our O2O services for new residential properties include selling discount coupons and facilitating online property viewing, physical property visits, marketing events and pre-sale customer support. We earn revenue primarily from the sale of discount coupons used for property purchases.

Online Advertising. We currently sell advertising primarily on the SINA new residential properties and home furnishing websites, which are operated by us. We also had similar arrangement with Baidu until December 31, 2015. In addition, we are the exclusive advertising agent for the SINA home page and non-real estate websites with respect to advertising sold to real estate and home furnishing advertisers. We also had the exclusive right to sell Baidu’s Brand-Link product for real estate related advertising until December 31, 2015.

Listing. We offer fee-based online property listing services to real estate agents and free services to individual property sellers. We currently operate the SINA real estate websites for listings of existing residential properties for sale or lease. We had also operated the Baidu real estate websites for such listing until December 31, 2015.

We have experienced substantial growth in recent years. Our total revenues have increased from $335.4 million in 2013 to $496.0 million in 2014 and to $575.8 million in 2015. We generated net income of $42.7 million, $66.7 million and $34.8 million  in 2013, 2014 and 2015, respectively. We had adjusted net income of $63.4 million, $90.9 million and $56.9 million in 2013, 2014 and 2015, respectively. Substantially all of our operations are in China. For information regarding adjusted net income, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures”.

Our O2O Platform

We offer multiple online and offline access points for consumers. We reach consumers through our own websites; various websites on sina.com which are operated by us; the microblog, SinaWEIBO; the social communication platform Weixin, and various mobile applications. These websites and mobile applications enable us to better reach potential purchasers for whom we are then able to provide our offline services. We also provide complementary offline services to cultivate customer loyalty and ensure superior customer experience.

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

Through our direct operations and outsourcing to local partners we operate websites in every province of China, except Xinjiang and Tibet.

New residential property websites that we operate include house.sina.com.cn and leju.com. Viewers are automatically directed to a local website with localized real estate information and services, covering over 260 cities. On house.sina.com.cn and our website, leju.com, we offer customers the ability to purchase discount coupons for property purchases. We also operate esf.sina.com.cn, an existing residential property website. Viewers are automatically directed to a local website with localized real estate information and services, covering 60 cities. Home furnishings websites that we operate include jiaju.com, which is a platform for distributors to offer home furnishings to consumers, jiaju.sina.com.cn, which offers information with respect to home furnishing, and 7gz.com, which is a platform connecting customers with professional contractors. Viewers have access to localized information on home furnishing information, offerings and listings of contractors across China through our home furnishing websites.

We sell online advertising on each of our self-operated local websites covering 74 cities. We also outsource 189 local websites to third parties that pay us fixed fees for the right to operate the websites. The amount of user traffic on the websites that we own or operate, our ability to achieve user demographic characteristics that are attractive to advertisers, and our ability to demonstrate such user traffic and demographic characteristics through website traffic tracking tools and reporting systems are important factors in maintaining our advertising revenue from websites that we operate directly and fixed fees from websites that we outsource to third parties. We track such data internally and through third party tracking tools. We identify cities to convert to direct operations on an ongoing basis.

Mobile Applications

Our mobile applications include “Pocket Leju,” “Leju Er Shou Fang,” “Fang Niu Jia” and “Pocket Renovation,” each of which has version for the iOS and Android operating systems.

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

•                  Leju Er Shou Fang provides services to potential home buyers of existing homes and potential residential renters with housing information provided by brokers, as well as housing loan calculation and chat tools.

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

On March 10, 2014, we entered into a strategic cooperation agreement with Tencent, a provider of comprehensive internet services serving the largest online community in China. Pursuant to the strategic cooperation agreement, we and Tencent have agreed to jointly develop software and tools for use on Tencent’s social communication platform, Weixin, to facilitate our opening of Weixin public accounts associated with real estate projects, which we believe will provide real estate information to Weixin users, enable us to better connect with our users through such accounts and expand payment solutions provided to users. We have agreed to adopt Weixin payment solutions as the default payment method for real estate O2O e-commerce transactions conducted by our users on Weixin. We and Tencent have also agreed to explore and pursue additional opportunities for potential cooperation, including but not limited to cooperation involving Tencent’s social communications platform, including Weixin, “QQ” and “mobile QQ;” the social media service, “Tencent Weibo;” the social networking service, “Qzone;” and/or certain other Tencent wholly-owned internet properties in China. We had opened 73,834 project-related official accounts on Weixin by December 31, 2015.

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

In June 2014, we officially launched the first “Weixin Home Promotion”, using the Weixin platform as an integral part of our mobile e-commerce platform. In July 2014, we upgraded our mobile e-commerce platform to consolidate all of our mobile resources to provide developers with three unique groups of mobile promotional tools, including media channels, communication tools and e-commerce tools, to further enhance mobile marketing for our clients. Since then we have continually added new product offerings on our mobile platform, including various interactive marketing games.  In July 2015, we launched an innovative mobile product in cooperation with Didi Kuaidi, a leading taxi and car service company in China, to arrange individual site visits for customers using private cars.

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

E-Commerce

The majority of our e-commerce revenue is derived from the sale of discount coupons for new residential properties that are promoted by developers. We commenced the sale of discount coupons from the first quarter of 2012. In addition, since the third quarter of 2012, we have provided third-party merchants of home furnishing and improvement products and services with the ability to reach consumers through our home furnishing platform, jiaju.com. Our revenues generated from e-commerce services in 2013, 2014 and 2015 were $170.2 million, $326.7 million and $420.6 million, respectively, representing 50.7%, 65.9% and 73.0%, respectively, of our total revenues for those periods.

O2O Services for New Residential Properties

Our O2O offering includes selling discount coupons for new residential properties, facilitating online property viewing and physical property visits, setting up telephone calls between prospective purchasers and representatives of developers, organizing real property exhibitions and facilitating pre-sales customer support provided by developers. Our O2O services can be accessed by prospective purchasers through the real estate website of SINA which we operate and our website, leju.com, as well as through our mobile applications. Prospective purchasers can also access our services at show houses for new residential properties and through real estate developers.

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

The following table sets forth certain operating metrics with respect to our sales of discount coupons for the periods specified.

	Three months ended March 31, 2015	Three months ended June 30, 2015	Three months ended September 30, 2015	Three months ended December 31, 2015
Number of discount coupons issued to prospective purchasers (number of transactions)	40,765	94,489	70,641	98,051
Number of discount coupons redeemed (number of transactions)(1)	32,111	52,413	57,303	61,567

Note:

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

In July 2014, we launched qianggongzhang.com (now 7gz.com), an online platform for independent contractors who serve home purchasers in the home renovation and decoration process, by working with city-level operators who aggregate the contractors. Home purchasers in each city can use the website to choose and compare up to three free quotes from individual contractors before selecting a contractor and can rely on third-party inspection companies engaged by us to ensure quality control during and after the renovation and decoration process.

Online Advertising

We currently operate the SINA real estate and home furnishing websites. We had also operated such websites of Baidu until December 31, 2015. In addition, we are the exclusive advertising agent for SINA’s home page and non-real estate websites with respect to advertising sold to real estate and home furnishing advertisers. We also had the exclusive right to sell Baidu’s Brand-Link product for real estate related advertising until December 31, 2015. We earn revenue from the sale of online advertising on each of these websites. Revenues for online advertising are typically based on a fixed fee for the period of the advertising and are recognized ratably. We enter into both short term and long term online advertising contracts with advertisers and we are entitled to prepayment from certain customers while others pay us only after the advertisement has been posted.

Our revenues generated from advertising services in 2013, 2014 and 2015 were $145.4 million, $155.1 million and $134.2 million, respectively, representing 43.4%, 31.2% and 23.3%, respectively, of our total revenues for those periods.

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

Furthermore, as the exclusive real estate advertising agency for SINA non-real estate websites, we facilitate advertising by our real estate advertising clients on the SINA real estate websites as well as non-real estate websites. Real estate advertising offerings on SINA websites include online advertising and sponsorship arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of SINA websites, in particular formats, such as banners and text links, and over particular periods of time. Sponsorship arrangements allow advertisers to sponsor a particular area on SINA websites in exchange for a fixed payment over the contract period. Real estate advertising on SINA websites also includes revenue from outsourcing arrangements with local business partners. Revenues from outsourcing arrangements are on a fixed fee and recognized ratably over the term of the contract. Our revenues generated from advertising on SINA websites represented 90.5%, 89.9% and 90.1%, respectively, of our total revenues from online advertising in 2013, 2014 and 2015.

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

Advertising on Baidu Websites

We had been the exclusive real property advertising partner of Baidu, China’s leading search engine platform, from 2010 to 2015. In August 2010, we launched the Baidu real estate website, house.baidu.com, and home furnishing website, jiaju.baidu.com. We earn revenue from the sale of search-based advertising on these websites. Pursuant to our original strategic cooperation agreement with Baidu, we had the exclusive right, through March 31, 2015, to build and operate all Baidu websites related to real estate and home furnishing, and to retain all advertising revenues generated from these websites in exchange for a fixed fee that we pay to Baidu in two installments per year. In August 2011, we expanded our strategic partnership with Baidu, pursuant to which we became Baidu’s premier strategic online real estate partner and obtained the exclusive right, through March 2015, to sell Baidu’s real estate Brand-Link product to advertisers. In addition, we and Baidu had also continued our cooperation in several other Baidu products, including Baidu Connect on mobile devices, to further expand the online search-based advertising market for the real estate industry. In March 2015, we and Baidu agreed to extend the term of our strategic cooperation for another nine months through December 2015. We did not renew the strategic partnership with Baidu upon the expiration of the cooperation in December 2015, but continue to work with Baidu as our product partner.

Most of our revenues generated by our arrangements with Baidu are derived from sales of the Brand-Link product. Our revenues generated from advertising on Baidu websites represented 9.5%, 10.1% and 9.9% of our total revenues from online advertising in 2013, 2014 and 2015, respectively.

Listing

We offer online residential listing services for sales and leases of existing residential properties. Our listing services are currently offered in 17 cities where we maintain a local sales force. Our revenues generated from online listing services in 2013, 2014 and 2015 were $19.8 million, $14.3 million and $21.0 million, respectively, representing 5.9%, 2.9% and 3.7%, respectively, of our total revenues for those periods. Real estate agents and property owners use our listing services. Payment of the listing fees entitle them to post multiple listings for properties over the subscription period. Our listing subscription contracts are typically for a term of up to one year with fixed fees payable on a monthly basis for a fixed number of listings. The subscription fees are generally fixed and vary from city to city. We also provide free listing services to individual property sellers selling existing residential properties. Our listing customers submit property listings by logging on to our platform directly. Once a listing has been uploaded to our website, it can be viewed for free by visitors to our website. All visitors to our website have access to listing information free of charge, 24-hours a day. With respect to listings submitted by agents or brokers, the name of the agent or broker appears as a link, offering viewers access to additional listings promoted by the same agent or broker.

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

We conduct advertising activities in 74 cities where we directly operate local websites through promotional events for developers and other industry participants, including industry award ceremonies, panel discussions and similar events.

Sales and Marketing

Most of our new home advertising revenue and home furnishing advertising revenue is derived from our direct sales force. We also derive new home and home furnishing advertising revenue from sales through third party advertising agencies.

We have built a sales and marketing team that is experienced in the online advertising, internet and real estate industries. Our sales and marketing team comprised 1,276 personnel as of December 31, 2015. Our sales and marketing personnel work closely with our customers in local markets and help us gain insight into developments in these local markets, the competitive landscape and new market opportunities, which help us set our prices and strategies for each locality.

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

Competition

We face competition from other companies in each of our primary business activities. We compete with these companies primarily on our ability to attract consumers to our websites. We compete for consumers principally on the basis of the quality and quantity of real estate listings and other information content and services. We also compete for developers’ business on the basis on website traffic volume, consumer loyalty, geographic coverage and service offerings. We also compete for qualified employees with skills and experience related to sales, real estate services, advertising, technology and the internet industry. Our primary competitor at the national level is fang.com, formerly soufun.com. In addition, we have faced and may continue to face competition from regionally focused websites providing regional real estate listings together with localized services. We have various regional competitors, such as house365.com in the Nanjing market, and we compete with various providers in the market for online paid property listings, including 58.com, which acquired anjuke.com in 2015. Our competitors may have more established brand names, larger visitor numbers and more extensive distribution channels than we do, either overall, or in specific regions in which we operate. We also compete with traditional advertising media such as general-purpose and real estate-focused newspapers, magazines, television and outdoor advertising that compete for spending on real estate advertising and listings.

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

Restrictions on Foreign Investment in the Value-Added Telecommunication Industry and Advertising Industry

Restrictions on Foreign Investment in the Value-Added Telecommunication Industry

In September 2000, the State Council promulgated the Telecommunications Regulations, which categorize all telecommunications businesses in China as either basic telecommunications businesses or value-added telecommunications businesses. According to the Classification of Telecommunications Business which came into effect on March 1, 2016, internet information services are classified as value-added telecommunications businesses.

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

Network Publication Service License

According to the Provisions on Network Publication Service Administration, jointly issued by GAPPRFT and the MIIT in February 2016, all entities that are engaged in network publication service in China must obtain the Network Publication Service License from GAPPRFT. Network publication service is broadly defined in the Provisions on Network Publication Service Administration Regulation as the use of information networks to provide the public with digital works that have characteristics of publication such as editing, creation or processing. Our consolidated variable interest entities and their subsidiaries do not have network publication licenses. For content which we believe are subject to the requirements of these licenses, such content is hosted by SINA through our contractual arrangement with SINA. In the case that SINA does not possess the necessary licenses and permits, our content hosted by SINA is subject to the risk of being suspended by government authorities.  Moreover, we cannot assure you that government would not require us to obtain these licenses separately for operation of our own websites and those websites licensed to us even if the underlying hosting of the relevant content is provided by a qualified third party. See “Item 3. Key Information—D. Risk Factors—Risks related to Our Business—If we fail to obtain or keep licenses, permits or approvals applicable to the various online real estate services provided by us, we may incur significant financial penalties and other government sanctions.”

Online Transmission of Audio-Visual Programs

On December 20, 2007, GAPPRFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which came into effect on January 31, 2008. The Audio-visual Program Provisions apply to the provision of audio-visual program services to the public via internet (including mobile network) within the territory of the PRC. Providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-visual Programs issued by GAPPRFT or complete certain registration procedures with GAPPRFT. Providers of internet audio-visual program services are generally required to be either state-owned or state-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program services determined by GAPPRFT. On May 21, 2008, GAPPRFT issued a Notice on Relevant Issues Concerning Application and Approval of License for Online Transmission of Audio-visual Programs, which further sets forth detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-visual Programs. The notice also provides that providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-visual Program Provisions shall also be eligible to apply for the license so long as their violation of the laws and regulations (if any) is minor and can be rectified timely and they have no record of violation during the latest three months prior to the promulgation of the Audio-visual Program Provisions. On April 1, 2010, GAPPRFT issued the Internet Audio/Visual Program Services Categories (Provisional) which classified internet audio-visual programs into four categories. Our consolidated variable interest entities and their subsidiaries do not have Licenses for Online Transmission of Audio-visual Programs. For content which we believe are subject to the requirements of these licenses, such content is hosted by SINA through our contractual arrangement with SINA. In the case that SINA does not possess the necessary licenses and permits, our content hosted by SINA is subject to the risk of being suspended by government authorities.  Moreover, we cannot assure you that government would not require us to obtain these licenses separately for operation of our own websites and those websites licensed to us even if the underlying hosting of the relevant content is provided by a qualified third party. See “Item 3. Key Information—D. Risk Factors—Risks related to Our Business—If we fail to obtain or keep licenses, permits or approvals applicable to the various online real estate services provided by us, we may incur significant financial penalties and other government sanctions.”

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

Both the PRC Trademark Law and the Implementation Regulation of the PRC Trademark Law, as currently in effect, provide protection to the holders of registered trademarks and trade names. The PRC Trademark Office handles trademark registrations and grants a renewable term of rights of ten years to registered trademarks. In addition, trademark license agreements must be filed with the PRC Trademark Office.

After receiving a trademark registration application, the PRC Trademark Office will make a public announcement with respect to the proposed trademark registration application if the relevant trademark passes the preliminary examination. Any person may, within three months after such public announcement, object to such trademark application. The PRC Trademark Office will then decide who is entitled to the trademark registration, and its decisions may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no objection is filed within three months after the public announcement period or if the objection has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked. As of December 31, 2015, we owned or licensed 193 registered trademarks in China, and had 50 trademark applications in various industry categories pending with the China Trademark Office.

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

•                  loans by us to our PRC subsidiaries cannot exceed the statutory limit which is the difference between the amount of total investment and the amount of registered capital of such subsidiaries as approved by the Ministry of Commerce or its local counterpart, and must be registered with SAFE or its local branches; and

•                  loans by us to our consolidated variable interest entities must be filed with the National Development and Reform Commission and must also be registered with SAFE or its local branches.

The Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, became valid on June 1, 2015. Under SAFE Circular 19, a foreign-invested enterprise may choose converting its registered capital from foreign currency to Renminbi on self-discretionary basis, and the Renminbi capital converted can be used for equity investments within PRC, which will be regarded as the reinvestment of foreign-invested enterprise. In addition, SAFE Circular 19 prohibits a foreign-invested enterprise from using Renminbi funds converted from its foreign currency registered capital to provide entrustment loans or repay loans borrowed from non-financial enterprises. Violation of these circulars could result in severe penalties, including heavy fines. These circulars may limit our ability to transfer funds to our consolidated variable interest entities and the subsidiaries of our wholly foreign-owned subsidiaries in China, and we may not be able to convert foreign currency-denominated funds into Renminbi to invest in or acquire any other PRC companies, or establish other consolidated variable interest entities in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.”

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

Note:

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

As a result of these contractual arrangements, we, through our PRC subsidiaries, have become the primary beneficiary of these PRC entities and account for them as variable interest entities, and consolidate the financial results of these entities into our financial statements in accordance with U.S. GAAP. Substantially all of our revenues are derived from our consolidated variable interest entities and we rely on dividends and service fees paid to us by our PRC subsidiaries and our consolidated variable interest entities in China. Entities apart from our consolidated variable interest entities contributed in aggregate 5.7%, 2.3% and 3.0% of our total net revenues in 2013, 2014 and 2015, respectively. Our operations not conducted through contractual arrangements with the consolidated variable interest entities primarily consist of outsourcing arrangements business, support services for online advertising business and agency services included with our e-commerce business. In 2013, 2014 and 2015, the total amount of service fees that our PRC subsidiaries received from our consolidated variable interest entities under all the service agreements between our PRC subsidiaries and consolidated variable interest entities was $24.5 million, $35.0 million and $25.7 million, respectively. As of December 31, 2015, the amount of service fees payable to us by the consolidated variable interest entities was $158.2 million.

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

However, as advised by Fangda Partners, our PRC legal counsel, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws, rules and regulations, and accordingly, there can be no assurance that the PRC regulatory authorities will not ultimately take a contrary view from that of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC regulatory authorities determine that our contractual arrangements for operating our internet and advertising business in China do not comply with PRC government restrictions on foreign investment in such industries, we could be subject to severe penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our advertising services business and online real estate business in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the internet information service industry, we could be subject to severe penalties” and “—Our ability to enforce the equity pledge agreements between us and the shareholders of Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu may be subject to limitations based on PRC laws and regulations.” In addition, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business In China — Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

D.                                    Property, Plants and Equipment

Our principal executive offices are located at Beijing Shoudong International Plaza, with approximately 6,377 square meters of office space. Our headquarters has been at this location since January 2012. As of December 31, 2015, we leased properties with an aggregate gross floor area of approximately 54,194 square meters for our 57 local offices across China and at our Hong Kong office. Our leased properties mainly consist of office premises, a portion of which are leased from related parties. We believe our existing leased premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

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

A.                                    Operating Results

Overview

We are a leading O2O real estate services provider in China. We offer real estate e-commerce, online advertising and online listing services through our online platform, which comprises local websites covering over 260 cities and various mobile applications. We integrate our online platform with complementary offline services to facilitate residential property transactions. In addition to our own websites, we also operate various real estate and home furnishing websites of SINA. We had also operated Baidu’s real estate and home furnishing websites until December 31, 2015. Moreover, we operate official accounts on various mobile platforms, including over 50,000 on Weibo and over 70,000 on Weixin.

E-Commerce. We offer e-commerce services primarily in connection with new residential property sales. Our O2O services for new residential properties include selling discount coupons and facilitating online property viewing, physical property visits and pre-sale customer support. We earn revenue primarily from the sale of discount coupons used for property purchases. Our revenues from e-commerce services in 2013, 2014 and 2015 were $170.2 million, $326.7 million and $420.6 million, respectively, representing 50.7%, 65.9% and 73.0%, respectively, of our total revenues for those periods.

Online Advertising. We currently sell advertising primarily on the SINA new residential properties and home furnishing websites, which are operated by us. We also had similar arrangement with Baidu until December 31, 2015. In addition, we are the exclusive advertising agent for the SINA home page and non-real estate websites with respect to advertising sold to real estate and home furnishing advertisers. We also had the exclusive right to sell Baidu’s Brand-Link product within the real estate industry until December 31, 2015. Our revenues from online advertising services in 2013, 2014 and 2015 were $145.4 million, $155.1 million and $134.2 million, respectively, representing 43.4%, 31.2% and 23.3%, respectively, of our total revenues for those periods.

Listing. We offer fee-based online property listing services to real estate agents and free services to individual property sellers. We currently operate the SINA real estate websites for listings of existing residential properties for sale or lease. We also operated the Baidu real estate websites for such listing until December 31, 2015. Our revenues from listing services in 2013, 2014 and 2015 were $19.8 million, $14.3 million and $21.0 million, respectively, representing 5.9%, 2.9% and 3.7%, respectively, of our total revenues for those periods.

We have experienced substantial growth in recent years. Our total revenues have increased from $335.4 million in 2013 to $496.0 million in 2014 and to $575.8 million in 2015. We generated net income of $42.7 million, $66.7 million and $34.8 million in 2013, 2014 and 2015, respectively. We had adjusted net income of $63.4 million, $90.9 million and $56.9 million in 2013, 2014 and 2015, respectively. Substantially all of our operations are in China. For information regarding adjusted net income, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures”.

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

Our ability to maintain and expand our online platform

Consumers are able to access our services through various websites and mobile applications, our telephone call center and at property showrooms and other physical locations. Our internet presence includes local websites across China that we either operate directly or outsource to local outsourcing partners. We operate a variety of websites pursuant to our arrangements with SINA. Since many of our customers in our new home business are one-time property buyers, we depend on our online platform as a key driver for bringing in new business. The costs of maintaining and expanding our online platform in order to continue to reach a broad base of customers, and our ability to maintain our relationships with SINA, has a significant effect on our results of operations.

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

Our ability to expand into new geographic areas in China

A majority of our revenues is concentrated in China’s major urban centers including Beijing, Shanghai, Guangzhou, Chongqing and Tianjin. We expect them to continue to represent a significant portion of our revenues in the near term. We also may expand into new geographic areas and sectors and increase our market share in areas and sectors where we currently operate. As of December 31, 2015, we had established real estate-related content, search services, marketing and listing coverage of over 260 cities across China. Our ability to succeed in newly penetrated cities and cities where we intend to increase our presence will have a substantial impact on our results of operations, and we may incur significant additional operating expenses, including hiring new sales and other personnel, in order to expand our operations.

Selected Statement of Operations Items

Revenues

E-commerce. Our e-commerce services primarily include discount coupon advertising and online property auctions. We also provide property viewing and pre-sale customer support free of charge in connection with the sale of discount coupons and online property auctions. E-commerce revenues are principally generated from selling discount coupons to potential property buyers, which allow buyers to purchase specified properties from real estate developers at discounts greater than the face value of the fees charged by us. The discount coupons are refundable to the buyers at any time before they are used to purchase the specified properties. We recognize such e-commerce revenues upon obtaining confirmation letters that prove the use of coupons by property buyers, and when collections are reasonably assured. Revenues are recognized based on the net proceeds received as we act as a marketing agent of the property developer in such transactions.

Online advertising. Revenues from online advertising services are generated principally from online advertising arrangements, sponsorship arrangements, and to a lesser extent, outsourcing arrangements and keyword advertising arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of the websites we operate, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when collectability is reasonably assured. Sponsorship arrangements allow advertisers to sponsor a particular area on our websites in exchange for a fixed payment over the contract period. Advertising revenues from sponsorship arrangements are recognized ratably over the contract period. We also generate online advertising revenues from outsourcing certain regional sites for a fixed period of time to local outsourcing partners. In such cases, we earn a fixed advertising fee payable by the local outsourcing partner, who are responsible for both website operation and related advertising sales. Advertising revenues from hosted websites are recognized ratably over the term of the contract. Keyword advertising revenues are recognized ratably over the contract period when collectability is reasonably assured.

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

Cost of revenues

Cost of revenues consists of costs associated with the production of websites, which includes fees paid to third parties for internet connection, content and services, editorial personnel related costs, amortization of intangible assets, depreciation associated with website production equipment and fees paid to SINA for advertising on non-real estate channels.

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

Marketing and advertising expenses consist primarily of targeted online and offline marketing costs for promoting our e-commerce projects, increasing our visibility and building our brand, such as Leju property visit, sponsored marketing campaigns, online or print advertising, public relations and sponsored events. We expense all marketing advertising costs as incurred and record these costs within “Selling, general and administrative expenses” on the consolidated statements of operations when incurred. Our direct marketing activities are intended to attract subscribers for online advertising and potential property buyers to purchase the discount coupon.

Share-based compensation expense

In 2013, 2014 and 2015, a portion of our share-based compensation expense related to E-House’s allocation to us of share-based compensation expenses of their senior management. These allocations were made using a proportional cost allocation method and were based on revenues, headcount as well as estimates of actual time spent on the provision of services attributable to our company.

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

On December 1, 2013, we granted options to certain of our employees and certain of E-House’s employees for the purchase of 7,192,000 ordinary shares at an exercise price of $4.60 per share, pursuant to the Leju Plan. The options expire ten years from the date of grant. The options vest ratably at each grant date anniversary over a period of three years. The grant-date fair value of the options granted was $2.21 per share. On December 16, 2013, we replaced 600,000 options granted to two of our directors with the same number of restricted shares, with all other substantive terms remaining unchanged. On January 21, 2014, we replaced 60,000 options granted to one E-House employee with the same number of restricted shares, with all other substantive terms remaining unchanged. There is no incremental compensation cost from the replacement.

On March 18, 2014, we granted 866,000 restricted shares to certain of our employees and independent directors. The restricted shares vest ratably at each grant date anniversary over a period of three years. On August 21, 2014, we granted 229,400 restricted shares to certain of our employees. These restricted shares have fully vested on April 21, 2015.

Pursuant to the Leju Plan, we granted (i) options to certain of our employees for the purchase of 501,000 ordinary shares at an exercise price of $9.68 per share, on April 28, 2015, (ii) options to certain of our employees for the purchase of 30,000 ordinary shares at an exercise price of $7.00 per share, on August 7, 2015, (iii) options to certain of our employees and certain of E-House’s employees for the purchase of 1,986,000 ordinary shares at an exercise price of $5.54 per share, on December 14, 2015. The options expire ten years from the date of grant and vest ratably at each anniversary of the grant date over a period of three years.

As of March 31, 2016, the aggregate number of our ordinary shares underlying outstanding options granted under the Leju Plan is 7,931,718 and the aggregated number of outstanding restricted shares granted under the Leju Plan is 506,672.

In 2015, we recorded compensation expenses of $9.3 million for the options and restricted shares granted to our employees and directors under the Leju Plan, and $1.1 million in dividends to E-House for the options and restricted shares granted to employees and directors of E-House under the Leju Plan. As of December 31, 2015, we had $15.9 million of total unrecognized compensation expenses related to unvested share options and restricted shares granted under the Leju Plan, which we expect to be recognize over a weighted-average period of 1.9 years.

In 2015, our subsidiary, Omnigold adopted a share incentive plan, or the Omnigold Plan, pursuant to which (i) the maximum number of shares of Omnigold available for issuance pursuant to all awards under the Omnigold Plan, or the Omnigold Award Pool, is initially 5,000,000 as of the date on which the Omnigold Plan was approved and adopted by the board of directors of Omnigold, or the Omnigold Plan Effective Date, and (ii) the Omnigold Award Pool is increased automatically by 5% of the then total issued and outstanding shares of Omnigold on an as-converted fully diluted basis on each of the third, sixth and ninth anniversary of the Omnigold Plan Effective Date.

On August 11, 2015, Omnigold granted 2,400,000 options to purchase its ordinary shares to certain of our employees at an exercise price of $1.50 per share. The options expire ten years from the date of grant and vest ratably at each anniversary of the grant date over a period of three years.

In 2015, we recorded compensation expenses of $80,577 for the options and restricted shares granted to our employees and directors under the Omnigold Plan. As of December 31, 2015, we had $0.5 million of total unrecognized compensation expenses related to unvested share options and restricted shares granted under the Omnigold Plan, which we expect to be recognize over a weighted-average period of 2.6 years.

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

Shanghai SINA Leju and Shanghai Fangxin, our subsidiaries in China, were granted software enterprise status, which qualifies these companies for certain tax exemptions. Shanghai SINA Leju is exempt from 100% of income taxes for 2009 and has a 50% income tax rate reduction to 12.5% from 2010 through 2012. Shanghai Fangxin is exempt from 100% of income taxes for 2012 and 2013 and has a 50% reduction in its income tax rate, or a rate of 12.5%, from 2014 through 2016. Shanghai SINA Leju was designated a “High and New Technology Enterprise” entitled to a favorable statutory tax rate of 15% for 2013 and 2014. Shanghai SINA Leju renewed its qualification of “high and new technology enterprise” in 2015 and is entitled to enjoy a favorable statutory tax rate of 15% from 2015 through 2017.

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

	Year Ended December 31,
	2013	2014	2015
	(in thousands of $, except share and per share data)
Revenues:
E-commerce	170,205	326,680	420,552
Online advertising	145,445	155,050	134,229
Listing	19,772	14,293	21,023
Total revenues	335,422	496,023	575,804
Cost of revenues	(63,991)	(51,130)	(60,314)
Selling, general and administrative expenses	(226,143)	(366,342)	(475,445)
Other operating income	600	2,526	3,568
Income from operations	45,888	81,077	43,613
Interest income	1,082	1,316	1,167
Other income (loss), net	(1,185)	36	290
Investment income	—	—	271
Income before taxes and equity in affiliates	45,785	82,429	45,341
Income tax expense	(3,066)	(15,546)	(10,307)
Income before equity in affiliates	42,719	66,883	35,034
Loss from equity in affiliates	(69)	(224)	(228)
Net income	42,650	66,659	34,806
Less: Net income (loss) attributable to non-controlling interest	125	138	(524)
Net income attributable to Leju shareholders	42,525	66,521	35,330

Earnings per share:
Basic	0.35	0.51	0.26
Diluted	0.35	0.50	0.26
Weighted average numbers of shares used in computation:
Basic	120,000,000	129,320,666	134,528,971
Diluted	120,000,000	132,502,100	136,223,974

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Total revenues. Total revenues increased 16% from $496.0 million in 2014 to $575.8 million in 2015, primarily driven by the growth of revenues from our e-commerce services and listing services, partially offset by a decrease in revenues from online advertising services. E-commerce revenues increased 29% from $326.7 million in 2014 to $420.6 million in 2015 primarily due to an increase in the average price per discount coupon redeemed, partially offset by the decrease in the number of discount coupons redeemed. We began to sell discount coupons in the first quarter of 2012 and this business grew substantially from 2013 to 2015. We sold a total of 303,946 discount coupons in 2015, 203,394 of which were redeemed. Online advertising revenues decreased 13% from $155.1 million in 2014 to $134.2 million in 2015 primarily due to a decrease in online advertising demand from property developers. Listing revenues increased 47% from $14.3 million in 2014 to $21.0 million in 2015 primarily due to growth in secondary home sales.

Cost of revenues. Cost of revenues increased 18% from $51.1 million in 2014 to $60.3 million in 2015 primarily due to increased staff cost of editorial department as a result of increased headcount in that department, as well as and increased amortization expenses of intangible assets consisting of exclusive rights.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 30% from $366.3 million in 2014 to $475.4 million in 2015 primarily due to increased marketing expenses related to the growth of the our e-commerce business as a result of our efforts to maintain our market shares in the increasingly competitive market.

Other operating income. Other operating income was $3.6 million in 2015, compared to $2.5 million in 2014, due to increased cash subsidies received from local governments.

Income (loss) from operations. As a result of the foregoing, our income from operations was $43.6 million in 2015, compared to $81.1 million in 2014.

Interest income. Interest income was $1.2 million in 2015, remaining relatively flat compared to $1.3 million in 2014.

Other income (loss), net. We had other net income of $0.3 million in 2015, compared to $35,799 in 2014, due to a foreign exchange gain of $0.2 million in 2015 and reimbursement income of $133,398 from our depository agent.

Income tax expense. Income tax expense was $10.3 million in 2015, compared to $15.5 million 2014, due to decreased income before taxes and equity in affiliates from $82.4 million in 2014 to $45.3 million in 2015.

Net income. As a result of the foregoing, our net income decreased by 48% from $66.7 million in 2014 to $34.8 million in 2015.

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

Income from operations. As a result of the foregoing, our income from operations was $81.1 million in 2014, compared to $45.9 million in 2013.

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

In 2013, 2014 and 2015, entities apart from our consolidated variable interest entities contributed in aggregate 5.7%, 2.3% and 3.0%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with our consolidated variable interest entities primarily consist of outsourcing arrangements business, support services for online advertising business and agency services included with our e-commerce business. The following table sets forth our revenues, cost of revenues and net income for the consolidated variable interest entities and other group entities which are not our consolidated variable interest entities for the years indicated:

	2015
	Variable interest entities	Other entities	Total
	(in thousands of $)
Total revenues	558,715	17,089	575,804
Cost of revenues	(48,032)	(12,282)	(60,314)
Net income	3,308	31,498	34,806

	2014
	Variable interest entities	Other entities	Total
	(in thousands of $)
Total revenues	484,512	11,511	496,023
Cost of revenues	(41,219)	(9,911)	(51,130)
Net income	2,532	64,127	66,659

	2013
	Variable interest entities	Other entities	Total
	(in thousands of $)
Total revenues	316,272	19,150	335,422
Cost of revenues	(58,254)	(5,737)	(63,991)
Net income	1,285	41,365	42,650

As of December 31, 2013, 2014 and 2015, entities apart from our consolidated variable interest entities accounted for an aggregate of 46.6%, 57.3% and 54.2%, respectively, of our total assets. The assets not associated with our consolidated variable interest entities primarily consist of cash, intangible assets and goodwill. The total assets held by the consolidated variable interest entities and other group entities which are not our consolidated variable interest entities were $215.2 million and $187.7 million, respectively, as of December 31, 2013, $272.6 million and $365.7 million, respectively, as of December 31, 2014, and $287.2 million and $339.6 million, respectively, as of December 31, 2015.

Pursuant to contractual arrangements that Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng have with our consolidated variable interest entities, the earnings and cash of our consolidated variable interest entities are used to pay service fees in Renminbi to three of our PRC subsidiaries in the manner and amount set forth in these agreements. After paying the applicable withholding taxes and making appropriations for its statutory reserve requirement, the remaining net profits of our PRC subsidiaries would be available for distribution to our offshore companies. As of December 31, 2015, the net assets of our PRC subsidiaries and our consolidated variable interest entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate $33.8 million. As an offshore holding company of our PRC subsidiaries and consolidated variable interest entities, we may make loans to our PRC subsidiaries and consolidated variable interest entities. Any loans to our PRC subsidiaries are subject to registrations with relevant governmental authorities in China. We may also finance our subsidiaries by means of capital contributions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.”

Furthermore, cash transfers from our PRC subsidiaries to our offshore companies are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and our consolidated variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.” Cash and cash equivalents held by the consolidated variable interest entities was denominated in RMB and amounted to RMB389 million ($63.8 million, based on an exchange rate of RMB6.0969 to $1.00 as of December 31, 2013), RMB587 million ($95.9 million, based on an exchange rate of RMB6.1190 to $1.00 as of December 31, 2014), and RMB384 million ($59.2 million, based on an exchange rate of RMB6.4936 to $1.00 as of December 31, 2015) as of December 31, 2013, 2014 and 2015, respectively.

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

Allowance of Accounts Receivable and customer deposit

We regularly review the creditworthiness of our customers, and require collateral or other security from our customers in certain circumstances, including existing properties or a right to properties under construction, when accounts receivable become significantly overdue or customer deposits, which was paid to obtain the exclusive e-commerce agent agreement of the real estate development projects, become due but are not duly paid by the real estate developers. In the event of nonpayment, we would then resell the properties or the right to properties under construction for cash. The collection of these secured accounts receivable and customer deposit is dependent on the resale price of the underlying properties, which is subject to the then market conditions.

The carrying value of accounts receivable and customer deposit is reduced by an allowance that reflects our best estimate of the amounts that will not be collected. We make estimations of the collectability of accounts receivable and customer deposit. Many factors are considered in estimating the allowance, including but not limited to reviewing delinquent accounts receivable and customer deposit, performing aging analyses and customer credit analyses, and analyzing historical bad debt records and current economic trends. Additional allowance for specific doubtful accounts and customer deposit might be made if our customers are unable to make payments due to their deteriorating financial conditions.

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

The assumptions with the most significant impact on the fair value of the company are those relating to (i) future operating cash flows, which are forecasted for a five-year period from management’s budget and planning process; (ii) the terminal value, which is included for the period beyond five years from the balance sheet date based on the estimated cash flow in the fifth year and a terminal growth rate of 2%; and (iii) discount rates, which are identified and applied by market-based inputs based on an estimation of weighted average cost of capital considering cost of debt, risk-free rate, equity risk premium, beta, size premium, company-specific risk premium and capital structure. The discount rates used for the year ended December 31, 2013, 2014 and 2015 were 16.7%, 17.0% and 16.0%, respectively.

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

2015:

Under the first step of the goodwill impairment testing for the year ended December 31, 2015, the fair value of the company was approximately 26.3% in excess of its carrying value. We were not at risk of failing the first step of impairment testing.

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

Based on the impairment tests performed, there was no goodwill impairment as of December 31, 2013, 2014 and 2015.

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

On December 1, 2013, we granted options to certain of our employees and certain of E-House’s employees for the purchase of 7,192,000 ordinary shares at an exercise price of $4.60 per share, pursuant to the Leju Plan. The options expire ten years from the date of grant. The options vest ratably at each grant date anniversary over a period of three years. The grant-date fair value of the options granted was $2.21 per share. On December 16, 2013, we replaced 600,000 options granted to two of our directors with the same number of restricted shares, with all other substantive terms remaining unchanged. On January 21, 2014, we replaced 60,000 options granted to one E-House employee with the same number of restricted shares, with all other substantive terms remaining unchanged. There is no incremental compensation cost from the replacement.

On March 18, 2014, we granted 866,000 restricted shares to certain of our employees and independent directors. The restricted shares vest ratably at each grant date anniversary over a period of three years. On August 21, 2014, we granted 229,400 restricted shares to certain of our employees. These restricted shares have fully vested on April 21, 2015.

Pursuant to the Leju Plan, we granted (i) options to certain of our employees for the purchase of 501,000 ordinary shares at an exercise price of $9.68 per share, on April 28, 2015, (ii) options to certain of our employees for the purchase of 30,000 ordinary shares at an exercise price of $7.00 per share, on August 7, 2015, (iii) options to certain of our employees and certain of E-House’s employees for the purchase of 1,986,000 ordinary shares at an exercise price of $5.54 per share, on December 14, 2015. The options expire ten years from the date of grant and vest ratably at each anniversary of the grant date over a period of three years.

As of March 31, 2016, the aggregate number of our ordinary shares underlying outstanding options granted under the Leju Plan is 7,931,718 and the aggregated number of outstanding restricted shares granted under the Leju Plan is 506,672.

In 2015, we recorded compensation expenses of $9.3 million for the options and restricted shares granted to our employees and directors under the Leju Plan, and $1.1 million of dividends to E-House for the options and restricted shares granted to employees and directors of E-House under the Leju Plan. As of December 31, 2015, we had $15.9 million of total unrecognized compensation expenses related to unvested share options and restricted shares granted under the Leju Plan, which we expect to be recognize over a weighted-average period of 1.9 years.

In 2015, our subsidiary, Omnigold, adopted the Omnigold Plan, pursuant to which (i) the Omnigold Award Pool is initially 5,000,000 as of the Omnigold Plan Effective Date, and (ii) the Omnigold Award Pool is increased automatically by 5% of the then total issued and outstanding shares of Omnigold on an as-converted fully diluted basis on each of the third, sixth and ninth anniversary of the Omnigold Plan Effective Date.

On August 11, 2015, Omnigold granted 2,400,000 options to purchase its ordinary shares to certain of the our employees at an exercise price of $1.50 per share. The options expire ten years from the date of grant and vest ratably at each anniversary of the grant date over a period of three years.

In 2015, we recorded compensation expenses of $80,577 for the options and restricted shares granted to our employees and directors under the Omnigold Plan. As of December 31, 2015, we had $0.5 million of total unrecognized compensation expenses related to unvested share options and restricted shares granted under the Omnigold Plan, which we expect to be recognize over a weighted-average period of 2.6 years.

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

Notes:

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2013, 2014 and 2015 were increases of 2.5%, 1.5% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
	(in thousands of $)
Net cash provided by operating activities	83,423	124,831	51,275
Net cash used in investing activities	(16,657)	(12,355)	(15,100)
Net cash provided by (used in) financing activities	(41,360)	107,080	(85,174)
Net increase/(decrease) in cash and cash equivalents	27,639	219,081	(57,515)
Cash and cash equivalents at the beginning of the year	71,090	98,730	317,811
Cash and cash equivalents at the end of the year	98,730	317,811	260,296

Operating Activities

Net cash provided by operating activities in 2015 was $51.3 million, primarily comprising net income of $34.8 million adjusted for non-cash transactions including depreciation and amortization of $29.3 million, allowance for doubtful accounts of $19.0 million, share-based compensation of $11.5 million, and a $48.4 million increase in advances for amounts due to related parties, partially offset by a $12.2 million increase in accounts receivable, a $58.8 million increase in customer deposit, and a $16.3 million decrease in other current liabilities (primarily resulting from the decrease in accrued marketing and advertising expenses).

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

Investing Activities

Net cash used in investing activities in 2015 was $15.1 million, primarily comprised of $14.8 million for the purchase of property and equipment as well as  intangible assets, including $12.0 million for our exclusive rights with Baidu.

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

Financing Activities

Net cash used in financing activities in 2015 was $85.2 million, mainly comprised of a payment of $26.9 million for dividend, a payment of $42.5 million to repay the loans to related parties, and a payment of $17.4 million for acquisition of non-controlling interests which were acquired in 2014.

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

As a result, our PRC subsidiaries, consolidated variable interest entities and consolidated variable interest entities’ subsidiaries in China are restricted in their ability to transfer their net assets to us in the form of cash dividends, loans or advances. As of December 31, 2015, the amount of the restricted net assets, which represents registered capital and additional paid-in capital cumulative appropriations made to statutory reserves, was $33.8 million.

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

Capital Expenditure

Our capital expenditures amounted to $17.0 million, $12.1 million and $14.8 million in 2013, 2014 and 2015, respectively. In the past, our capital expenditures consisted principally of purchases of property and equipment and intangible assets used in our operations. In 2013, 2014 and 2015 our capital expenditures also included $15.3 million, $9.0 million and $12.0 million in payments that we made for exclusive rights to operate the Baidu channels and sell the Baidu Brand Link product, respectively. We funded our capital expenditures primarily with cash on hand and cash generated from operating activities.

C.                                    Research and Development, Patents and Licenses, etc.

Research and Development

We believe that the continual development of our technology will be vital to maintaining our long-term competitiveness. As of December 31, 2015, we employed 375 software developers and other technology-related personnel. We have developed a technology infrastructure that is specifically used for our real estate and home related internet website services. In addition, we have also developed our proprietary mobile applications including “Pocket Leju,” “Fang Niu Jia”, “Leju Er Shou Fang”, and “Pocket Renovation.” We plan to further develop new, proprietary mobile applications tailored to the needs of home purchasers, developer partners and real estate agents. We will develop our mobile applications with a focus on enhancing mobile user experience and engagement and to achieve seamless integration with the websites we operate.

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

As of December 31, 2015, we owned 71 registered copyrights, owned or licensed 193 registered trademarks in China, had 50 trademark applications in various industry categories pending with the China Trademark Office and owned or licensed 189 registered domain names.

We own the software copyrights of our mobile applications “Pocket Leju,” “Fang Niu Jia,”“Leju Er Shou Fang”,  and “Pocket Renovation.” We have registered our software copyrights of all our mobile applications.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2015 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.                                      Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of $)
Operating Lease Obligations(1)	24,017	9,446	11,848	1,688	1,035

Note:

(1)         Our operating lease obligations relate to our obligations under lease agreements with lessors of our corporate offices and business store fronts.

G.                                    Safe Harbor

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the SEC, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material and adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. Potential risks and uncertainties include, but are not limited to, continued low real estate transaction volume in China, government measures that may materially and adversely affect our business, a further slowdown in the growth of China’s economy, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of our brand or image due to our failure to satisfy customer needs and/or other reasons, our inability to successfully execute the strategy of expanding into new geographical markets in China or the business plans for strategic alliances and other new business initiatives, our failure to manage growth, our loss of competitive advantage, our reliance on our parent company E-House, and other risks outlined in our filings with the SEC. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xin Zhou	48	Executive Chairman
Yinyu He	41	Chief Executive Officer
Li-Lan Cheng	51	Executive Director
Charles Chao	50	Director
Canhao Huang	58	Director
Martin Chi Ping Lau	43	Director
Zhe Wei	45	Independent Director
David Jian Sun	51	Independent Director
Min Fan	50	Independent Director
Winston Li	49	Independent Director
Weijie Ma	40	Co-President
Keyi Chen	43	Co-President
Min Chen	42	Chief Financial Officer

Xin Zhou has served as our Executive Chairman since our inception. He is one of the co-founders of our parent company, E-House, and has served as E-House’s chairman from 2003 to April 2012 and currently co-chairman. Mr. Zhou served as E-House’s chief executive officer from 2003 to 2009, and has been serving as E-House’s chief executive officer since April 2012. Mr. Zhou currently is a director of Jupai. He also served as co-chairman and chief executive officer of E-House’s subsidiary, China Real Estate Information Corporation, from 2009 to April 2012. Mr. Zhou has over 20 years of experience in China’s real estate industry. From 1997 to 2003, he served as director and general manager of Shanghai Real Estate Exchange Co., Ltd., and as deputy general manager of Shanghai Jinfeng Investments Co., Ltd., a company listed on the Shanghai Stock Exchange. Mr. Zhou was awarded the “Special Contribution Award in China’s Real Estate Services Industry” in 2005, named one of the “ten most influential people in the real estate services industry in 2005” from China City Property Exposition Commission and received the “Outstanding Entrepreneur Award” from Enterprise Asia in 2010. Mr. Zhou currently serves as vice chairman of China Real Estate Association, director of The Nature Conservancy China, vice chairman of China Real Estate Developers and Investors Associations, and chairman of Real Estate Service Committee of China Real Estate Association. He is also chairman of Shanghai Real Estate Broker Industry Association, executive director of Real Estate Industry Research Center of Shanghai Academy of Social Sciences, honorary vice chairman of Shanghai Young Entrepreneur Association and rotating chairman of Shanghai Entrepreneur Association. Mr. Zhou received his bachelor degree from Shanghai Industrial University in China.

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

Zhe Wei has served as our independent director since April 2014. Mr. Wei has over 15 years of experience in both investment and operational management in the People’s Republic of China. Prior to launching Vision Knight Capital (China) Fund I, L.P., a private equity investment fund in 2011, Mr. Wei was an executive director and chief executive officer of Alibaba.com Limited, a leading worldwide B2B e-commerce company. Mr. Wei was the president, from 2002 to 2006, and chief financial officer, from 2000 to 2002, of B&Q China, a subsidiary of Kingfisher plc, a leading home improvement retailer in Europe and Asia. From 2003 to 2006, Mr. Wei was also the chief representative for Kingfisher’s China sourcing office, Kingfisher Asia Limited. Prior to that, Mr. Wei served as the head of investment banking at Orient Securities Company Limited from 1998 to 2000, and as corporate finance manager at Coopers &Lybrand (now part of PricewaterhouseCoopers) from 1995 and 1998. Mr. Wei was a non-executive director of HSBC Bank (China) Company Limited and The Hongkong and Shanghai Banking Corporation Limited, and was also the vice chairman of China Chain Store & Franchise Association. He was voted as one of “China’s Best CEO” by Finance Asia magazine in 2010. Mr. Wei currently serves as an independent director of Zall Development Group Ltd., a company listed on the Hong Kong Stock Exchange, and a director of Shenzhen United Financial Services Group Holdings Co., Ltd. Mr. Wei holds a bachelor’s degree in international business management from Shanghai International Studies University and has completed a corporate finance program at London Business School.

David Jian Sun has served as our independent director since April 2014. Mr. Sun has served as an independent director and a member of the compensation committee of E-House since March 2014. Mr. Sun also has served as an independent director and a member of the compensation committee of eHai Car Services Ltd., a NYSE-listed car service provider, since November 2014. In addition, Mr. Sun also serves as director and the chief executive officer of Homeinns Hotel Group, a NASDAQ-listed economy hotel chain company, and also serves as an independent director of Mecox Lane Limited, a NASDAQ-listed online platform for apparel and accessories company. Mr. Sun has over ten years of consumer industry experience. From 2003 to 2004, Mr. Sun served as a vice president of operations for B&Q (China) Ltd., a subsidiary of Kingfisher plc, the third largest home improvement retail group in the world, overseeing the operation of 15 B&Q superstores in China. From 2000 to 2003, Mr. Sun served as a vice president of marketing for B&Q (China) Ltd., leading B&Q’s market positioning and branding efforts in China. Mr. Sun received a bachelor’s degree in management from Shanghai Medical University.

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

Winston Li has served as our independent director since April 2014. Mr. Li currently serves as an independent director of E-House. Mr. Li is the chief financial officer of BabySpace Corp., a PRC-based provider of cross-border e-commerce services. He is also an independent director of Country Style Cooking Restaurant Chain Co., Ltd., a China-based quick service restaurant chain listed on the NYSE. From 2004 to 2010, Mr. Li served as an independent director of ZTE Corporation, a large public telecom equipment manufacturing company in China. Mr. Li served as a partner at the Hong Kong office of Linklaters LLP from 2002 to 2004 and an attorney at the Hong Kong office of Skadden Arps Slate Meagher & Flom LLP from 1997 to 2002. Mr. Li received his bachelor’s degree in biochemistry from Peking University and master of science degree from the University of Michigan, Ann Arbor. He received his juris doctor degree from Columbia Law School.

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

B.                                    Compensation of Directors and Executive Officers

For the year ended December 31, 2015, we paid an aggregate of approximately $1.5 million in cash to our executive officers, and we did not pay any compensation to our directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

As of March 31, 2016, the aggregate number of our ordinary shares underlying outstanding options granted under the Leju Plan was 7,931,718 and the aggregated number of outstanding restricted shares granted under the Leju Plan was 506,672.

The following table summarizes, as of March 31, 2016, the options and restricted shares granted under the plan to our executive officers and directors and to other individuals as a group (including certain of our employees and E-House’s employees), without giving effect to the options that were exercised or restricted shares that had vested, if any.

Name	Ordinary Underlying Options/ Restricted Shares		Exercise Price(2) ($/Share)	Date of Grant	Date of Expiration(2)
Xin Zhou	360,000	*(1)	4.6	December 1, 2013	N/A
	100,000		5.54	December 14, 2015	December 13, 2025
Yinyu He	720,000		4.6	December 1, 2013	November 30,2023
	100,000	*	N/A	March 18, 2014	N/A
	120,000		5.54	December 14, 2015	December 13, 2025
Li-Lan Cheng	240,000	*(1)	4.6	December 1, 2013	N/A
	30,000		5.54	December 14, 2015	December 13, 2025
Charles Chao	360,000		4.6	December 1, 2013	November 30,2023
	50,000		5.54	December 14, 2015	December 13, 2025
Canhao Huang	30,000		4.6	December 1, 2013	November 30,2023
	15,000		5.54	December 14, 2015	December 13, 2025
Zhe Wei	60,000	*	N/A	March 18, 2014	N/A
	20,000		5.54	December 14, 2015	December 13, 2025
David Jian Sun	40,000	*	N/A	March 18, 2014	N/A
	15,000		5.54	December 14, 2015	December 13, 2025
Min Fan	40,000	*	N/A	March 18, 2014	N/A
	15,000		5.54	December 14, 2015	December 13, 2025
Winston Li	40,000	*	N/A	March 18, 2014	N/A
	15,000		5.54	December 14, 2015	December 13, 2025
Weijie Ma	240,000		4.6	December 1, 2013	November 30, 2023
	80,000		5.54	December 14, 2015	December 13, 2025
Keyi Chen	240,000		4.6	December 1, 2013	November 30, 2023
	80,000		5.54	December 14, 2015	December 13, 2025
Min Chen	500,000	*	N/A	March 18, 2014	N/A
	80,000		5.54	December 14, 2015	December 13, 2025
Other individuals as a group	6,564,836	**	4.6 to 9.68	December 1, 2013 to December 14, 2015	November 30,2023 to December 13, 2025 or N/A

Notes:

(1)         These options were subsequently surrendered for cancellation in exchange for the same number of restricted shares having the same vesting schedule and a purchase price equal to the original option exercise price.

(2)         The options and most of our restricted shares are subject to a three-year vesting schedule, with one-third of the underlying ordinary shares vesting on each of the first, second and third anniversary of the grant date.

*                   Represents restricted shares.

**              Includes options and restricted shares.

C.                                    Board Practices

Our board of directors consists of nine directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company must declare the nature of his interest at a meeting of the directors. Subject to the NYSE rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at the relevant board meeting at which such contract or transaction or proposed contract or transaction is considered. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

In 2015, our board of directors held meetings or passed unanimous written resolution in lieu of meeting four times.

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

In 2015, our audit committee held meetings or passed unanimous written resolutions in lieu of meeting four times.

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

In 2015, our compensation committee held meetings and passed unanimous written resolutions in lieu of meeting four times.

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

D.                                    Employees

As of December 31, 2013, 2014 and 2015, we had 4,204, 4,931 and 5,297 employees, respectively. The table sets forth the number of employees by area of business as of December 31, 2015:

	Number of Employees	Percentage of Employees
Sales	1,276	24.1%
Software Developers and Other Technology-related	375	7.1%
Editorial	1,095	20.7%
Customer Support	1,130	21.3%
Corporate Offices	1,421	16.8%
Total	5,297	100.0%

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

E.                                     Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2016 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5.0% of our ordinary shares.

As of March 31, 2016, we had 139,489,416 ordinary shares issued. Among the 139,489,416 ordinary shares issued, 4,243,550 ordinary shares that had been issued to our depositary and reserved for future grants under our share incentive plan are not deemed as outstanding for the purpose of calculating the beneficial ownership in the following table. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from March 31, 2016, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Xin Zhou	1,826,829	1.4
Yinyu He	*	*
Li-Lan Cheng	*	*
Charles Chao	*	*
Canhao Huang	*	*
Martin Chi Ping Lau(1)	*	*
Zhe Wei(2)	*	*
Jian Sun(3)	*	*
Min Fan(4)	*	*
Winston Li	*	*
Weijie Ma	*	*
Keyi Chen	*	*
Min Chen	*	*
All Directors and Executive Officers as a Group(†)	3,442,971	2.5

Principal Shareholders:
E-House (China) Holdings Limited(5)	93,694,920	69.3
Tencent Holdings Limited(6)	21,231,220	15.7

Notes:

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

To our knowledge, E-House entered into a merger agreement with E-House Holdings Ltd., or the Parent, and E-House Merger Sub Ltd., or the Merger Sub, a wholly owned subsidiary of the Parent, on April 15, 2016. The Parent is an acquisition vehicle whose shareholders will consist of the members of the buyer consortium that proposed to acquire all of E-House’s outstanding shares other than the shares owned by the consortium members or their affiliates. Subject to satisfaction of the terms and conditions under the merger agreement, the Merger Sub will merge with and into E-House, with E-House continuing as the surviving corporation and a wholly owned subsidiary of the Parent. E-House had been previously informed that SINA had agreed to exchange all the E-House shares held by SINA at the closing of the going-private transaction for a portion of the ordinary shares of Leju held by E-House at the closing, based on an exchange ratio determined in accordance with a mutually agreed formula. If the merger and the share exchange is consummated as contemplated, SINA will become a principal shareholder of our company. In addition, we cannot rule out the possibility that the buyer consortium will create security interest over E-House’s assets, including E-House’s shares in our company, at the closing of the going-private transaction, in order to obtain financing from their financing sources, which may result in a reduction of E-House’s shareholding in our company in the event of default.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Carve-out from E-House and Our Relationships with E-House—The proposed going private transaction of E-House may materially affect our corporate structure, business and operations. ”

To our knowledge, as of March 31, 2016, 20,483,008 of our ordinary shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. 4,243,550 of the 20,483,008 ordinary shares held by JPMorgan Chase Bank, N.A. are reserved for future grants under our share incentive plan. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

E-House charged us a fee based on an estimate of the actual costs incurred to provide services under the offshore and onshore transitional services agreements, which amounted to $10.4 million for the period from April 17, 2014, the date of our initial public offering, to December 31, 2014, and $6.0 million for the year ended December 31, 2015.

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

Other Transactions and Agreements with E-House

Expenses allocated from E-House for corporate selling, general and administrative services amounted to $15.5 million and $2.9 million, respectively, for the year ended December 31, 2013, and the period from January 1, 2014 to April 16, 2014, one day before our initial public offering. The amounts of these expenses were based on a variety of factors and dependent on the nature of the expenses being allocated. These expenses consist primarily of share-based compensation expenses of senior management and shared marketing and management expenses including marketing, finance, legal, technology, human resources, administration and internal audit. These allocations were made using a proportional cost allocation method based on revenues and headcount as well as estimates of actual time spent on the provision of services attributable to us. We believe that these allocations are reasonable.

For the years ended December 31, 2013, 2014, and 2015, we derived revenues in the amount of $10,614, $0.2 million and $28,679 from providing online advertising services to E-House. For the years ended December 31, 2013, 2014, and 2015, we recognized expenses for services provided by E-House of $0.9 million, $1.2 million and $5.9 million, respectively.

In March 2015, we declared a cash dividend of $0.20 per ordinary share, or $0.20 per ADS, and paid an aggregate of $18.7 million to E-House directly from our additional paid-in capital account in May 2015.

As of December 31, 2014 and 2015, we had a payable to E-House of $1.6 million and $7.8 million, respectively.

With respect to our sales of discount coupons for property developments in Beijing, for regulatory reasons the fees for such discount coupons are collected by E-House on our behalf and either remitted to us or used to offset amounts owed by us to E-House. In the past, E-House did not charge any fee or commission for its provision of this service to us.

Loans Outstanding

As of December 31, 2013, 2014 and 2015, we had outstanding loan payables to E-House in the amount of $42.5 million, $42.5 million and nil, respectively, which are interest free and settleable on demand. The loans were advanced by E-House primarily for general working capital requirements.

During the years ended December 31, 2013 and 2014, respectively, E-House loaned $1,000 and nil, respectively, to us to fund capital injections into our PRC subsidiaries. Such loans were waived by E-House pursuant to a release agreement entered into in January 2014 and have been recorded as capital contributions as of the dates on which such loans were originally made.

For the years ended December 31, 2013, 2014 and 2015, the largest aggregate amount outstanding under loans made to us by E-House was $86.3 million, $42.5 million and $42.5 million, respectively. As of March 31, 2016, we had no principal amount outstanding under these loans.

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

Transactions with Certain Related Customers and Suppliers, Shareholders, Directors and Affiliates

Transactions with Related Customers and Suppliers

Transactions with SINA.    As of December 31, 2014 and 2015, we had a payable balance of $1.7 million and $1.4 million, respectively, to SINA, representing online advertising agency fee payable to SINA. The total cost recognized for the advertising agency fee purchased from SINA was $6.0 million, $6.6 million and $6.1 million for the years ended December 31, 2013, 2014 and 2015, respectively. Mr. Charles Chao, SINA’s chief executive Officer and chairman of SINA’s board, serves as a co-chairman of E-House’s board of directors. We also derived revenues in the amount of nil, nil and $19,899 from providing online advertising services to SINA for the years ended December 31, 2013, 2014 and 2015, respectively.

Transactions with Beijing China Real Estate Research Association Technology Ltd., or CRERAT.    CRERAT is a joint venture formed by E-House with China Real Estate Research Association and China Real Estate Association. As of December 31, 2014, we had a receivable balance from CRERAT of $684, representing the cash paid to suppliers on behalf of CRERAT for the purchase of marketing services. As of December 31, 2015, we had a receivable balance from CRERAT of $8,906, representing the cash paid to suppliers on behalf of CRERAT for the purchase of marketing services. We also provided online advertising services to CRERAT of nil, nil and $3.174, respectively, in 2013, 2014 and 2015.

Transactions with Management

See “Item 6. Directors, Senior Management and Employees Management—B. Compensation of Directors and Executive Officers.”

Amount due to management as of December 31, 2014 and 2015 were $1.8 million and $0.9 million, respectively. The amount due to management represents consideration paid by management for unvested restricted shares. Amount due to E-House management as of December 31, 2014 and 2015 were $0.2 million and $92,000, respectively. The amount due to E-House management represents consideration paid by E-House management for unvested restricted shares.

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

Dividend Policy

Subject to our memorandum and articles of association and the laws of the Cayman Islands, our board of directors has complete discretion on whether to distribute dividends. Our shareholders may by ordinary resolution declare a dividend, but not exceeding the amount recommended by our board of directors. Our board of directors intends on paying dividends only to the extent cash is available in the offshore entities. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We rely principally on dividends from our PRC subsidiaries for our cash requirements, to the extent existing cash in our offshore entities is fully utilized, including any debt we may incur.

As authorized by our board of directors, we paid a cash dividend of $0.20 on or about May 15, 2015, for each of our ordinary shares issued and outstanding as of April 10, 2015, or each of our ADSs outstanding as of April 10, 2015. Our board of directors decides the timing, amount and form of any future dividends, if any, based on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

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

In 2015, the trading price of our ADSs on the NYSE ranged from $13.30 to $4.38 per ADS.

The following table sets forth, for the periods indicated, the high and low trading prices on the NYSE for our ADSs.

	Sales Price ($)
	High	Low
Annual Highs and Lows
2014 (Since April 17, 2014)	18.60	8.01
2015	13.30	4.38
Quarterly Highs and Lows
2014
Second Quarter (Since April 17, 2014)	13.37	8.01
Third Quarter	18.60	10.49
Fourth Quarter	16.14	9.76
2015
First Quarter	13.30	6.66
Second Quarter	10.82	7.36
Third Quarter	8.47	4.38
Fourth Quarter	7.57	5.39
Monthly Highs and Lows
October 2015	7.30	5.39
November 2015	7.57	5.47
December 2015	6.00	5.39
January 2016	5.68	3.88
February 2016	4.06	3.28
March 2016	5.83	3.70
April 2016 (through April 21, 2016)	5.69	4.94

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

B.                                    Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (2013 Revision) of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, provided that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Each shareholder is entitled to one vote on a show of hands or, on a poll, to one vote for each share registered in his name on the register of members, on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders present in person or by proxy entitled to vote and who together hold not less than ten percent of the paid up voting share capital.

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

In addition, the office of any director shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the Company; (iv) without special leave of absence from our board of directors, is absent from meetings of our board of directors for six consecutive meetings and the board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our memorandum and articles of association.

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

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Foreign Exchange Registration of Offshore Investments by PRC Residents.”

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

While we believe we were not a PFIC for the taxable year ended December 31, 2015, and do not expect to be a PFIC for the current taxable year and the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if market capitalization is less than anticipated or subsequently declines, we may be classified as a PFIC for the current or future taxable years.

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

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for any taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2015, we had RMB or HKD denominated cash balances of $174.9 million and U.S. dollar-denominated cash balances of $85.4 million. Assuming we had converted the U.S. dollar-denominated cash balance of $85.4 million as of December 31, 2015 into RMB at the exchange rate of $1.00 for RMB6.4778 as of December 31, 2015, this cash balance would have been RMB553.1 million. Assuming a further 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB547.7 million as of December 31, 2015. Assuming a 1% depreciation of the RMB against the U.S. dollar, this cash balance would have increased to RMB558.7 million as of December 31, 2015.

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

For the year ended December 31, 2015, we received $133,398 of reimbursement from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10.—Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

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

For the period from April 16, 2014, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2015, we used the net proceeds from our initial public offering as follows:

•                  approximately $45.1 million for geographic expansion, including adding new business lines in existing cities and converting outsourced operations to direct operations in approximately 30 smaller cities in various provinces in China;

•                  approximately $4.5 million for general corporate purposes, including funding acquisitions of complementary businesses and strategic investments; and

•                  approximately $26.9 million for dividend payments to our shareholders.

We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, (i) to enhance our technology infrastructure and develop new products and services for our online platform, (ii) for geographic expansion, including adding new business lines in existing cities and converting outsourced operations to direct operations in additional cities in various provinces in China, and (iii) for general corporate purposes, including funding potential acquisitions of complementary businesses and strategic investments.

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

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, our management has concluded that, as of December 31, 2015, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2015, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Years Ended December 31,
	2014	2015
Audit fees(1)	1,610,642	805,992
Tax fees(2)	72,038	23,807

Notes:

(1)         “Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)         “Tax fees” means aggregate fees billed for professional services rendered by our principal auditors, primarily in connection with our transfer price study activities.

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
4.36

English translation of Supplement to Further Strategic Cooperation Agreement and the Cooperation Agreement between Beijing Yisheng Leju Information Services Co., Ltd. and Beijing Baidu Netcom Science and Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.36 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.37

Strategic Cooperation Agreement, dated March 10, 2014, between Shanghai Yi Yue Information Technology Co., Ltd. and Shenzhen Tencent Computer Systems Company Limited (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.38

Share Purchase and Subscription Agreement, dated March 21, 2014, between, E-House (China) Holdings Limited, THL O Limited, Shenzhen Tencent Computer Systems Company Limited, Shanghai Yi Yue Information Technology Co., Ltd. and the Registrant (incorporated herein by reference to Exhibit 10.38 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.39

Amendment to Share Purchase and Subscription Agreement, dated March 21, 2014, between, E-House (China) Holdings Limited, THL O Limited and the Registrant (incorporated herein by reference to Exhibit 10.39 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.40

English translation of 2015 Further Strategic Cooperation Framework Agreement, dated March 9, 2015, between Beijing Yisheng Leju Information Services Co., Ltd. and Beijing Baidu Netcom Science and Technology Co., Ltd. (incorporated by reference to Exhibit 4.40 from our annual report on Form 20-F (File No. 001-36396), filed with the Commission on April 21, 2015)

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

Date: April 22, 2016

LEJU HOLDINGS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Leju Holdings Limited

We have audited the accompanying consolidated balance sheets of Leju Holdings Limited and subsidiaries (the “Group”) as of December 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 22, 2016 expressed an unqualified opinion on the Group’s internal control over financial reporting.

The accompanying consolidated financial statements were prepared to present the assets and liabilities and related results of operations and cash flows of Leju Holdings Limited and its subsidiaries, one operating segment of E-House (China) Holdings Limited. These consolidated financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations and cash flows if Leju Holdings Limited and its subsidiaries had operated as a stand-alone group during the periods presented

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 22, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Leju Holdings Limited

We have audited the internal control over financial reporting of Leju Holdings Limited and subsidiaries (the “Group”) as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Group and our report dated April 22, 2016 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 22, 2016

LEJU HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS

(In U.S. dollar except for share data)

	December 31,
	2014	2015
	$	$
ASSETS
Current assets:
Cash and cash equivalents	317,811,056	260,295,909
Accounts receivable, net of allowance for doubtful accounts of $15,471,020 and $26,350,814 as of December 31, 2014 and 2015, respectively	119,741,936	113,991,480
Deferred tax assets	29,857,574	31,073,758
Customer deposits	—	58,833,225
Prepaid expenses and other current assets	13,355,174	20,880,667
Amounts due from related parties	684	8,906
Total current assets	480,766,424	485,083,945
Property and equipment, net	7,158,780	6,800,614
Intangible assets, net	105,418,808	90,736,828
Investment in affiliates	272,850	668,938
Goodwill	40,563,075	39,807,243
Other non-current assets	4,085,597	3,740,797
TOTAL ASSETS	638,265,534	626,838,365

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Leju of $370,652 and $327,140 as of December 31, 2014 and 2015, respectively)	370,652	327,140
Accrued payroll and welfare expenses (including accrued payroll and welfare expenses of the consolidated VIEs without recourse to Leju of $40,946,532 and $34,784,706 as of December 31, 2014 and 2015, respectively)	48,007,240	45,691,874
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Leju of $26,702,856 and $27,599,392 as of December 31, 2014 and 2015, respectively)	57,246,193	66,814,874
Other tax payable (including other tax payable of the consolidated VIEs without recourse to Leju of $15,883,568 and $17,268,065 as of December 31, 2014 and 2015, respectively)	27,804,416	31,930,296
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Leju of $30,147,834 and $1,418,096 as of December 31, 2014 and 2015, respectively)	5,289,491	10,214,007
Advance from customers and deferred revenue (including advance from customers and deferred revenue of the consolidated VIEs without recourse to Leju of $4,617,183 and $5,366,944 as of December 31, 2014 and 2015, respectively)	5,054,408	5,703,085
Liability for accrued marketing and advertising expenses (including liability for accrued marketing and advertising expenses of the consolidated VIEs without recourse to Leju of $3,691,831 and $733,473 as of December 31, 2014 and 2015, respectively)	19,269,565	3,914,990
Liability for unpaid consideration for acquiring non-controlling interest (including liability for unpaid consideration for acquiring non-controlling interest of the consolidated VIEs without recourse to Leju of $25,645,630 and $7,338,593 as of December 31, 2014 and 2015, respectively)	25,645,630	7,338,593
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Leju of $5,137,314 and $6,340,375 as of December 31, 2014 and 2015, respectively)	8,613,203	7,672,494
Total current liabilities	197,300,798	179,607,353
Deferred tax liabilities (including deferred tax liabilities, non-current of the consolidated VIEs without recourse to Leju of $469,579 and $523,874 as of December 31, 2014 and 2015, respectively)	26,041,591	22,997,731
Total liabilities	223,342,389	202,605,084

Commitments and contingencies (Note 15)
Equity:
Ordinary shares ($0.001 par value): 500,000,000 and 500,000,000 shares authorized, 134,015,621 and 134,930,870 shares issued and outstanding, as of December 31, 2014 and 2015, respectively	134,015	134,931
Additional paid-in capital	788,246,874	773,766,165
Accumulated deficit	(377,876,220)	(343,658,094)
Subscription receivable	(688,989)	(9,200)
Accumulated other comprehensive income (loss)	5,029,663	(5,521,547)
Total Leju equity	414,845,343	424,712,255
Non-controlling interest	77,802	(478,974)
Total equity	414,923,145	424,233,281
TOTAL LIABILITIES AND EQUITY	638,265,534	626,838,365

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollar except for share data)

	Year Ended December 31,
	2013	2014	2015
	$	$	$
Revenues
E-commerce	170,204,545	326,679,871	420,552,177
Online advertising	145,444,790	155,049,818	134,229,255
Listing	19,772,181	14,293,184	21,022,504
Total revenues	335,421,516	496,022,873	575,803,936
Cost of revenues	(63,990,693)	(51,129,730)	(60,313,726)
Selling, general and administrative expenses	(226,142,936)	(366,341,900)	(475,445,516)
Other operating income	599,894	2,525,496	3,567,965
Income from operations	45,887,781	81,076,739	43,612,659
Interest income	1,082,287	1,316,203	1,167,005
Other income (loss), net	(1,185,121)	35,799	290,039
Investment income	—	—	271,501
Income before taxes and equity in affiliates	45,784,947	82,428,741	45,341,204
Income tax expense	(3,065,725)	(15,545,964)	(10,307,322)
Income before equity in affiliates	42,719,222	66,882,777	35,033,882
Loss from equity in affiliates	(69,194)	(223,389)	(227,977)
Net income	42,650,028	66,659,388	34,805,905
Less: Net income (loss) attributable to non-controlling interest	125,066	138,494	(524,184)
Net income attributable to Leju shareholders	42,524,962	66,520,894	35,330,089
Earnings per share:
Basic	$0.35	$0.51	$0.26
Diluted	$0.35	$0.50	$0.26
Shares used in computation:
Basic	120,000,000	129,320,666	134,528,971
Diluted	120,000,000	132,502,100	136,223,974

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED
CONSOLIDATED
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In U.S. dollar)

	Year Ended December 31,
	2013	2014	2015
	$	$	$
Net income	42,650,028	66,659,388	34,805,905
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	2,712,069	(605,736)	(10,586,435)

Comprehensive income	45,362,097	66,053,652	24,219,470
Less: Comprehensive income (loss) attributable to non-controlling interests	280,424	129,794	(559,409)

Comprehensive income attributable to Leju shareholders	45,081,673	65,923,858	24,778,879

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollar)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Subscription Receivable	Total Leju Equity	Non-controlling Interest	Total Equity
	Number	$	$	$	$	$	$	$	$
Balance at December 31, 2012	120,000,000	120,000	672,821,496	(485,712,966)	3,064,865	(120,000)	190,173,395	3,105,711	193,279,106
Net income	—	—	—	42,524,962	—	—	42,524,962	125,066	42,650,028
Capital contribution in connection with business acquisition	—	—	(6,459)	—	—	—	(6,459)	—	(6,459)
Capital contribution by non-controlling interest	—	—	—	—	—	—	—	36,904	36,904
Dividend to non-controlling interest	—	—	—	—	—	—	—	(338,941)	(338,941)
Share-based compensation	—	—	416,632	(106,128)	—	—	310,504	—	310,504
Cash contribution from E-House	—	—	1,000	—	—	—	1,000	—	1,000
Contribution from E-House	—	—	15,527,623	—	—	—	15,527,623	—	15,527,623
Deemed distribution to E-House associated with tax liability	—	—	(2,381,799)	—	—	—	(2,381,799)	—	(2,381,799)
Foreign currency translation adjustments	—	—	—	—	2,556,711	—	2,556,711	155,358	2,712,069

Balance at December 31, 2013	120,000,000	120,000	686,378,493	(443,294,132)	5,621,576	(120,000)	248,705,937	3,084,098	251,790,035
Net income	—	—	—	66,520,894	—	—	66,520,894	138,494	66,659,388
Issuance of ordinary shares, net of issuance cost	13,529,420	13,529	120,244,055	—	—	—	120,257,584	—	120,257,584
Share-based compensation	—	—	9,448,778	(1,102,982)	—	—	8,345,796	—	8,345,796
Changes in equity ownership on acquisition of non-controlling interest	—	—	(32,659,173)	—	—	—	(32,659,173)	(3,127,703)	(35,786,876)
Changes in equity ownership on partial disposal of subsidiary	—	—	312,659	—	5,123	—	317,782	(8,387)	309,395
Payment for subscription receivable from E-House	—	—	—	—	—	120,000	120,000	—	120,000
Contribution from E-House	—	—	2,857,251	—	—	—	2,857,251	—	2,857,251
Deemed distribution to E-House associated with tax liability	—	—	(571,227)	—	—	—	(571,227)	—	(571,227)
Vesting of restricted shares	220,000	220	1,011,780	—	—	—	1,012,000	—	1,012,000
Exercise of share options	266,201	266	1,224,258	—	—	(688,989)	535,535	—	535,535
Foreign currency translation adjustments	—	—	—	—	(597,036)	—	(597,036)	(8,700)	(605,736)

Balance at December 31, 2014	134,015,621	134,015	788,246,874	(377,876,220)	5,029,663	(688,989)	414,845,343	77,802	414,923,145
Net income	—	—	—	35,330,089	—	—	35,330,089	(524,184)	34,805,905
Dividends to shareholders	—	—	(26,873,022)	—	—	—	(26,873,022)	—	(26,873,022)
Dividends to non-controlling interest	—	—	—	—	—	—	—	(10,260)	(10,260)
Share-based compensation	—	—	10,478,778	(1,111,963)	—	—	9,366,815	12,893	9,379,708
Vesting of restricted shares	719,064	719	1,011,281	—	—	—	1,012,000	—	1,012,000
Exercise of share options	196,185	197	902,254	—	—	679,789	1,582,240	—	1,582,240
Foreign currency translation adjustments	—	—	—	—	(10,551,210)	—	(10,551,210)	(35,225)	(10,586,435)

Balance at December 31, 2015	134,930,870	134,931	773,766,165	(343,658,094)	(5,521,547)	(9,200)	424,712,255	(478,974)	424,233,281

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollar)

	Year Ended December 31,
	2013	2014	2015
	$	$	$
Operating activities:
Net income	42,650,028	66,659,388	34,805,905
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	38,342,931	26,118,778	29,279,835
Loss from equity in affiliates	69,194	223,389	227,977
Investment income	—	—	(271,501)
Allowance for doubtful accounts	6,373,132	11,599,708	18,959,895
Share-based compensation	310,504	8,880,397	11,518,112
Amortization of discounts related to liability for exclusive rights	935,177	52,922	—
Others	20,664	35,709	274,263
Changes in operating assets and liabilities:
Accounts receivable	(7,325,344)	(45,417,127)	(12,189,414)
Customer deposits	—	—	(58,833,225)
Amounts due from related parties	(3,882,437)	3,471,274	(8,222)
Prepaid expenses and other current assets	(1,531,557)	(4,236,540)	(8,334,672)
Other non-current assets	(281,717)	(247,654)	(264,398)
Accounts payable	(301,228)	(1,051,548)	(42,576)
Accrued payroll and welfare expenses	10,398,953	17,515,586	(2,265,584)
Income tax payable	20,119,753	15,249,420	9,774,416
Other tax payable	8,320,720	9,297,217	4,214,594
Amounts due to related parties	(21,644,489)	4,381,372	48,449,802
Other current liabilities and accrued expenses	8,930,136	14,668,180	(16,319,318)
Deferred taxes	(18,081,440)	(2,369,482)	(7,700,893)
Net cash provided by operating activities	83,422,980	124,830,989	51,274,996

Investing activities:
Deposit for and purchase of property and equipment and intangible assets	(16,957,279)	(12,122,678)	(14,810,650)
Investment in affiliates	(246,027)	(245,138)	(369,595)
Proceeds from disposal of property and equipment	546,373	12,400	80,472
Net cash used in investing activities	(16,656,933)	(12,355,416)	(15,099,773)

Financing activities:
Contribution from non-controlling interest	36,904	—	—
Refund loans to related parties	(43,818,894)	—	(42,513,286)
Advance from related parties	2,760,000	276,000	—
Contribution from E-House	1,000	120,000	—
Dividends to non-controlling interests	(338,941)	—	(10,260)
Proceeds from issuance of ordinary shares, net of paid issuance costs of $15,036,616	—	120,257,584	—
Proceeds from exercise of options	—	535,535	1,582,240
Acquisition of non-controlling interest of subsidiaries	—	(14,418,056)	(17,360,080)
Dividends to shareholders			(26,873,022)
Proceeds from partial disposal of subsidiaries	—	309,395	—
Net cash provided by (used in) financing activities	(41,359,931)	107,080,458	(85,174,408)

Effect of exchange rate changes on cash and cash equivalents	2,233,257	(474,614)	(8,515,962)
Net increase (decrease) in cash and cash equivalents	27,639,373	219,081,417	(57,515,147)
Cash and cash equivalents at the beginning of the year	71,090,266	98,729,639	317,811,056
Cash and cash equivalents at the end of the year	98,729,639	317,811,056	260,295,909
Supplemental disclosure of cash flow information:
Income taxes paid	1,478,483	1,953,177	5,196,133
Non-cash investing and financing activities:
Additional paid in capital recognized in connection with business acquisition	(6,459)	—	—
Consideration payable for amount recognized in purchase of exclusive rights	(8,967,972)	—	—
Related party loans waived and recorded as a capital contribution	1,000	—	—
Related party payable recorded as a capital contribution	15,527,623	2,857,251	—
Deemed distribution to E-House associated with tax liability	(2,381,799)	(571,227)	—
Decrease in amount due to related party due to vesting of restricted shares	—	1,012,000	1,012,000
Payables for acquisition of non-controlling interest	—	(25,645,630)	(7,338,593)

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015
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

The following table lists major subsidiaries and the consolidated VIEs of the Company as of December 31, 2015:

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

The consolidated financial statements include the Group’s direct expenses as well as allocations for various selling, general and administrative expenses of E-House that are not directly related to online services. These expenses consist primarily of share-based compensation expenses of senior management and shared marketing and management expenses including accounting, administrative, marketing, internal control, customer service support and legal support services. These allocations were made using a proportional cost allocation method and were based on revenues, headcount as well as estimates of actual time spent on the provision of services attributable to the Group. Management believes these allocations are reasonable. Total selling, general and administrative expenses allocated from E-House are $15,527,623 and $2,857,251 for the year ended December 31, 2013 and for the period from January 1, 2014 to the IPO date, respectively, recorded as capital contribution by E-House. Income tax provision reflected in the Company’s Consolidated Statements of Operations is calculated based on a separate return basis as if the Group had filed a separate tax return. Subsequent to the IPO, E-House began charging the Group transitional corporate service fees pursuant to agreements entered into in March 2014 in connection with the IPO. Under these transitional services arrangements, E-House provides various corporate support services to the Group, including general finance and accounting, human resource management, administrative, internal control and internal audit, operational management, legal and information technology. E-House charges the Group a fee based on an estimate of the actual cost incurred to provide such services, which amounted to $10,399,978 and $6,040,071 for the period from the IPO date to December 31, 2014 and for the year ended December 31, 2015.

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

The following financial statement amounts and balances of the Group’s VIEs were included in the accompanying consolidated financial statements:

	As of December 31,
	2014	2015
	$	$
Cash and cash equivalents	95,927,942	59,170,627
Accounts receivable, net of allowance for doubtful accounts	117,835,596	111,300,756
Customer deposits	—	38,710,027
Amounts due from related parties	684	13,238,930
Other current assets	31,506,971	42,795,082
Total current assets	245,271,193	265,215,422
Total non-current assets	27,333,289	22,008,141
Total assets	272,604,482	287,223,563
Accounts payable	370,652	327,140
Accrued payroll and welfare expenses	40,946,532	34,784,706
Income tax payable	26,702,856	27,599,392
Other tax payable	15,883,568	17,268,065
Amounts due to related parties	30,147,834	1,418,096
Advance from customers	4,617,183	5,366,944
Liability for accrued marketing and advertising expenses	3,691,831	733,473
Liability for unpaid consideration of acquiring non-controlling interest	25,645,630	7,338,593
Other current liabilities	5,137,314	6,340,375
Total current liabilities	153,143,400	101,176,784
Deferred tax liabilities, non-current	469,579	523,874
Total liabilities	153,612,979	101,700,658

	Year Ended December 31,
	2013	2014	2015
	$	$	$
Total revenues	316,271,620	484,511,682	558,714,556
Cost of revenues	(58,253,716)	(41,218,756)	(48,032,280)
Net income	1,285,139	2,532,232	3,307,694
Net cash provided by operating activities	64,832,510	57,761,765	41,577,844
Net cash used in investing activities	(16,640,090)	(10,927,762)	(13,884,075)
Net cash used in financing activities	(37,824,941)	(14,418,056)	(59,873,366)

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

(d) Fair value of financial instruments

The Group may have certain of its financial assets and liabilities at fair value on a recurring basis. Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

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

There were no assets or liabilities measured at fair value on a nonrecurring basis in 2013, 2014 and 2015.

For cash and cash equivalents, accounts receivable, customer deposits, other receivables, accounts payable, other payables, and amounts due from/to related parties, the carrying value approximates the fair value due to their short-term nature.

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

(g) Customer deposits

The Group provides online e-commerce services for customers. Some real estate developers require the Group to pay an upfront and refundable deposit to obtain the exclusive e-commerce services agreement of the real estate development projects. These deposits are refunded to the Group subject to certain pre-determined criteria specified in the contracts. Customer deposits are recorded as either current or non-current assets based on the Group’s estimate of the date of refund. As of December 31, 2015, all customer deposit are refundable within 12 months and none of them passed the original due date.

(h) Investment in affiliates

Affiliated companies are entities over which the Group has significant influence, but which it does not control. The Group generally considers an ownership interest of 20% in common stock or higher to represent a presumption that they are able to exert significant influence.

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

The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. The Group has not recorded any impairment losses in any of the periods reported. As of December 31, 2014 and 2015, the Group determined that no such events were present.

(i) Property and equipment, net

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

(j) Intangible assets, net

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

(k) Impairment of long-lived assets

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

(l) Impairment of goodwill and indefinite lived intangible assets

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

(m) Income taxes

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

(n) Share-based compensation

Share-based compensation cost is measured on the grant date, based on the fair value of the award, and recognized as an expense over the requisite service period. Management has made an estimate of expected forfeitures and recognizes compensation cost only for those equity awards expected to vest.

(o) Revenue recognition

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

There are no multiple elements arrangements within the services provided by the Group. However, E-House has multiple element arrangements that may include provision of online advertising services provided by the Group. The total amounts of revenue earned by the Group related to agreements that have been accounted for as multiple element arrangements by E-House were $5,556,867, $4,836,931 and $3,689,272 in 2013, 2014 and 2015, respectively.

Deferred revenues are recognized when payments are received in advance of revenue recognition.

(p) Cost of revenue

Cost of revenue consists of costs associated with the production of websites, which includes fees paid to third parties for internet connection, content and services, editorial personnel related costs, amortization of intangible assets, depreciation associated with website production equipment and fees paid to SINA for advertising on non-real estate channels.

(q) Marketing and advertising expenses

Marketing and advertising expenses consists primarily of targeted online and offline marketing costs for promoting our e-commerce projects, increasing our visibility and building our brand, such as Leju property visit, sponsored marketing campaigns, online or print advertising, public relations and sponsored events. The Company expenses all marketing advertising costs as incurred and record these costs within “Selling, general and administrative expenses” on the consolidated statements of operations when incurred. The nature of the Company’s direct marketing activities is such that they are intended to attract subscribers for the online advertising and potential property buyers to purchase the discount coupons. The Group incurred marketing and advertising expenses amounting to $96,288,501, $196,396,734 and $306,846,482 for the years ended December 31, 2013, 2014 and 2015, respectively.

(r) Foreign currency translation

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

The Group recorded an exchange loss of $249,944, an exchange gain $88,721 and $156,641 for the years ended December 31, 2013, 2014 and 2015, respectively, as a component of other loss, net.

(s) Government subsidies

Government subsidies include cash subsidies received by the Company’s subsidiaries in the PRC from local governments. These subsidies are generally provided as incentives for conducting business in certain local districts and are typically granted based on the amount of value-added tax, business tax, and income tax payment generated by the Group in certain local districts. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purpose. The local governments have final discretion as to the amount of cash subsidies. Cash subsidies of $599,894, $2,525,496 and $3,567,965 were included in other operating income for the years ended December 31, 2013, 2014 and 2015, respectively. Subsidies are recognized when cash is received and when all the conditions for their receipt have been satisfied.

(t) Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and customer deposit. The Group places its cash and cash equivalents with reputable financial institutions.

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

Movement of the allowance for doubtful accounts for accounts receivable is as follows:

	Year Ended December 31,
	2013	2014	2015
	$	$	$
Balance as of January 1	7,393,312	9,353,689	15,471,020
Provisions for doubtful accounts	6,373,132	11,599,708	18,959,895
Write offs	(4,667,466)	(5,437,380)	(6,827,314)
Changes due to foreign exchange	254,711	(44,997)	(1,252,787)
Balance as of December 31	9,353,689	15,471,020	26,350,814

The allowance for other receivables was nil for all periods presented.

(u) Earnings per share

Basic earnings per share are computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
Net income attributable to Leju ordinary shareholders—basic and diluted	$42,524,962	$66,520,894	$35,330,089

Weighted average number of ordinary shares outstanding—basic	120,000,000	129,320,666	134,528,971
Stock options	—	3,181,434	1,695,003
Weighted average number of ordinary shares outstanding—diluted	120,000,000	132,502,100	136,223,974

Basic earnings per share	$0.35	$0.51	$0.26

Diluted earnings per share	$0.35	$0.50	$0.26

Diluted earnings per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Year Ended December 31,
	2013	2014	2015
Share options and restricted shares	599,333	—	2,464,500

(v) Non-controlling interest

Non-controlling interest are classified as a separate line item in the equity section and disclosures in the Company’s consolidated financial statements have distinguished the interest of Leju from the interest of non-controlling interest holders.

(w) Comprehensive income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income and foreign currency translation adjustments.

(x) Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. The guidance replaces almost all exiting revenue recognition guidance, including industry specific guidance, in current US GAAP. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

ASU 2014-09 is originally effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In August 2015, the FASB issued a new pronouncement, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments in this ASU provide that public business entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is in the process of evaluating the impact of the standard on our consolidated financial statements.

In February 2015, the FASB issued, ASU 2015-02, “Amendments to the Consolidation Analysis”, regarding consolidation of legal entities such as limited partnerships, limited liability corporations, and securitization structures. The guidance eliminates the deferral issued by the FASB in February 2010 of the accounting guidance for VIE for certain investment funds, including mutual funds, private equity funds and hedge funds. In addition, the guidance amends the evaluation of fees paid to a decision maker or a service provider, and exempts certain money market funds from consolidation. The guidance will be effective for accounting periods beginning after December 15, 2015 with early adoption permitted. The Group early adopted ASU 2015-02 for the year ended December 31, 2015. In adopting the guidance, the Company re-evaluated the existing consolidated VIEs and assessed that the adoption neither changes the conclusion of the consolidated VIEs and nor requires new VIEs to be consolidated, and as such has not had a material impact on the Group’s consolidated financial statements.

In September 2015, the FASB issued ASU2015- 16 related to the accounting for measurement period adjustments recognized in a business combination. Under the previous standard, when adjustments were made to amounts previously reported as part of a business combination during the measurement period, entities were required to revise comparative information for prior periods. Under the new standard, entities must recognize these adjustments in the reporting period in which the amounts are determined rather than retrospectively. The new standard is effective for fiscal years beginning after December 15, 2015, including interim periods within that reporting period and early adoption is permitted. The Group does not expect the adoption of this guidance will have a significant effect on the Group’s consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which requires deferred income tax liabilities and assets to be classified as noncurrent on the balance sheet rather than being separated into current and noncurrent. The guidance is effective for public entities for annual periods beginning after December 15, 2016, and interim periods within those annual periods with early adoption being permitted. The ASU will only have an impact on the Group’s presentation of tax assets and liabilities in the Group’s consolidated balance sheets upon adoption.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also impacts the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted only for certain provisions. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees’ recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. The provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07, which eliminates the requirement to retroactively adopt the equity method of accounting. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the Board’s new revenue standard (ASC 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated fin0ancial statements.

In March 2016, the FASB issued ASU 2016-09, which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. For public entities, the ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods. Early adoption will be permitted in any interim or annual period for which financial statements have not yet been issued or have not been made available for issuance. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

3. Acquisition of Non-controlling Interests

There were 3 significant acquisitions of non-controlling interests completed in 2014. As a result of the below transactions, the equity attributable to Leju’s shareholders is decreased by $32,469,069 in the year ended December 31, 2014.

In January 2014, the Group entered into an equity transfer agreement with two individual shareholders of Beijing Lotta Times Advertising Co., Ltd (“Beijing Lotta”), a subsidiary of Beijing Leju, to purchase the remaining 40% shares of Beijing Lotta that it did not already own with a total consideration of $16,254,600 (RMB100,000,000). After the acquisition, Beijing Lotta became a wholly-owned subsidiary of the Group. As the Group retains the controlling interest in Beijing Lotta before and after the acquisition, the acquisition was accounted for as an equity transaction. The carrying amount of the non-controlling interest in the subsidiary was adjusted to reflect the change in Group’s ownership interest in Beijing Lotta. Any difference between the fair value of the consideration paid and the amount by which the non-controlling interest was adjusted was recognized in equity. As a result of the transaction, $15,112,828 additional paid capital and $1,141,772 non-controlling interest were derecognized in the year ended December 31, 2014. As of December 31, 2014 and 2015, $7,190,700 (RMB44,000,000) and $3,387,956 (RMB22,000,000)was unpaid, respectively.

In September 2014, the Group entered into an equity transfer agreement with six individual shareholders (five of them are employees of the Group) of Beijing Yisheng Leju Advertising Co., Ltd (“Beijing Leju Advertisement”) and Yisheng Leju (Shanghai) Information Service Co., Ltd.( “Yisheng Shanghai”), two subsidiaries of Beijing Leju, to purchase the remaining 24.5% shares of Beijing Leju Advertisement and Yisheng Shanghai that it did not own with a total consideration of $19,074,412 (RMB117,355,000). Considerations to the five employees shareholders are $16,054,493 (RMB98,775,000) for 19.5% equity interest, equivalent to $823,307 per 1% equity interest, while the consideration for the rest 5.0% to the non-employee shareholder is $3,019,919 (RMB18,580,000), equivalent to $603,984 per 1% of equity interest. In connection with the equity transfer, the five employees are also required to serve for the Group for two years from the closing date of the transaction. The Group considers the purchase price to the nonemployee shareholder represent fair value of the equity interest on the date of transfer. The consideration premium of $4,276,810 paid to the employee shareholders was treated as share-based compensation to be amortized over the 2-year service period. After the acquisition, Beijing Leju Advertisement and Yisheng Shanghai became wholly-owned subsidiaries of the Group. As the Group retains the controlling interest in Beijing Leju Advertisement and Yisheng Shanghai before and after the acquisition, the acquisition was accounted for as an equity transaction. The carrying amount of the non-controlling interest in two subsidiaries were adjusted to reflect the change in Group’s ownership interest in them. Any difference between the fair value of the consideration paid and the amount by which the non-controlling interest was adjusted was recognized in equity. As a result of the equity transaction, $12,906,772 additional paid capital and $1,890,830 non-controlling interest were derecognized in the year ended December 31, 2014. As of December 31, 2014 and 2015, $15,534,635 and $3,706,648 was unpaid, respectively.

In September 2014, the Group entered into an equity transfer agreement with an individual shareholder of Tianjin Yisheng Leju Advertising Co., Ltd (“Tianjin Leju”), a subsidiary of Beijing Leju, to purchase the remaining 30% shares of Tianjin Leju that it did not own with a total consideration of $4,685,913 (RMB28,830,000). After the acquisition, Tianjin Leju becomes a wholly-owned subsidiary of the Group. As the Group retains the controlling interest in Tianjin Leju before and after the acquisition, the acquisition was accounted for as an equity transaction. The carrying amount of the non-controlling interest in the subsidiary was adjusted to reflect the change in Group’s ownership interest in Tianjin Leju. Any difference between the fair value of the consideration paid and the amount by which the non-controlling interest was adjusted was recognized in equity. As a result of the transaction, $4,449,469 additional paid capital and $236,444 non-controlling interest were derecognized in the year ended December 31, 2014. As of December 31, 2014 and 2015, $2,871,268 and $243,989 was unpaid, respectively.

4. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	2014	2015
	$	$
Furniture, fixtures and equipment	11,892,101	12,492,343
Leasehold improvements	4,976,638	5,490,605
Buildings	763,240	633,646
Motor vehicles	1,806,268	1,737,572

Total	19,438,247	20,354,166
Accumulated depreciation	(12,279,467)	(13,553,552)

Property and equipment, net	7,158,780	6,800,614

Depreciation expenses were $3,021,130, $3,030,451 and $2,626,264 for the years ended December 31, 2013, 2014 and 2015, respectively.

5. Intangible Assets, Net

	As of December 31,		Weighted Average Remaining Amortization Period in Years
	2014	2015
	$	$
Intangible assets subject to amortization are comprised of the following:
Advertising agency agreement with SINA	106,790,000	106,790,000	8.75
License agreements with SINA	80,660,000	80,660,000	8.75
Exclusive rights with Baidu	45,151,494	54,096,827	—
Customer relationship	10,795,384	10,538,309	3.63
Database license	8,300,000	8,300,000	2.25
Non-compete agreements	1,657,256	1,575,336	—
Computer software licenses	898,421	1,023,321	2.64

	254,252,555	262,983,793	8.46
Less: Accumulated amortization
Advertising agency agreement	51,286,536	57,341,459
License agreements with SINA	39,377,764	43,881,281
Exclusive rights with Baidu	43,034,803	54,096,827
Customer relationship	7,530,732	8,424,820
Database license	5,126,472	6,102,942
Non-compete agreements	1,645,402	1,575,336
Computer software licenses	832,038	824,300

Intangible assets subject to amortization, net	105,418,808	90,736,828

Total intangible assets, net	105,418,808	90,736,828

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

In 2011, the Group purchased exclusive rights from Baidu, Inc (“Baidu”) which allow it to sell Baidu’s real estate related Brand Link product, which is a form of keyword advertising, and to use and operate Baidu’s exclusive real estate-related web channel for $47,612,100 through August 2014. In October 2013, the Group extended these rights with Baidu to March 2015, without paying additional consideration. The payment schedule of the remaining liability for exclusive rights was also deferred through the extension period. The fair value of $43,847,992 was recognized in 2011 and calculated by discounting the future cash payments to be made from 2012 to 2014. The difference between the fair value and the principal amount of $3,764,108 is being amortized using the effective interest method over the term of the exclusive rights and amounted to $935,177, $52,922 and nil for the years ended December 31, 2013, 2014 and 2015, respectively. In April 2015, the Group extended these rights with Baidu from April to December 2015, with additional payment of $12,023,475 (RMB75,000,000). The Group paid $15,347,915, $9,004,710 and $12,023,475 in connection with the exclusive rights in 2013, 2014 and 2015, respectively.

Amortization expenses were $35,321,801, $23,088,327 and $26,653,571 for the years ended December 31, 2013, 2014 and 2015, respectively. The Group expects to record amortization expenses of $12,416,185, $12,202,249, $11,304,846, $10,801,496 and $10,576,991 for the years ending December 31, 2016, 2017, 2018, 2019 and 2020, respectively.

6. Goodwill

Changes in the carrying amount of goodwill for the years ended December 31, 2013, 2014 and 2015 are as follows:

	2013	2014	2015
	$	$	$
Balance as of January 1	40,215,987	40,610,620	40,563,075
Exchange rate translation	394,633	(47,545)	(755,832)

Balance as of December 31	40,610,620	40,563,075	39,807,243

	As of December 31,
	2014	2015
	$	$
Goodwill, gross	458,385,379	457,629,547
Accumulated impairment charge	(417,822,304)	(417,822,304)

Goodwill, net	40,563,075	39,807,243

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

Based on the impairment tests performed, there was no goodwill impairment charged for the years ended December 31, 2013, 2014 and 2015, respectively.

7. Dividends

In March 2015, the Company’s board of directors approved the payment of a cash dividend of $0.20 per ordinary share ($0.20 per ADS) directly from the additional paid-in capital account, for a total of $26,873,022, which was paid in May 2015 to shareholders of record as of the close of business on April 10, 2015.

8. Other Income (Loss), Net

	Year Ended December 31,
	2013	2014	2015
	$	$	$
Amortized discounts related to liability for exclusive rights	(935,177)	(52,922)	—
Foreign exchange (loss) gain	(249,944)	88,721	156,641
Others	—	—	133,398

Total	(1,185,121)	35,799	290,039

9. Income Tax

The following table summarizes Income (loss) before income taxes incurred in the PRC and outside of the PRC:

	Year Ended December 31,
	2013	2014	2015
	$	$	$
Income (loss) before income taxes:
PRC	91,779,478	111,905,366	70,382,855
Outside of PRC	(45,994,531)	(29,476,625)	(25,041,651)

Total	45,784,947	82,428,741	45,341,204

The expense (benefit) for income taxes is comprised of:

	Year Ended December 31,
	2013	2014	2015
	$	$	$
Current Tax
PRC	21,147,165	17,905,374	17,990,790
Outside of PRC	—	10,072	17,425

	21,147,165	17,915,446	18,008,215

Deferred Tax
PRC	(18,081,440)	(2,369,482)	(7,700,893)
Outside of PRC	—	—	—

	(18,081,440)	(2,369,482)	(7,700,893)

Income tax expense	3,065,725	15,545,964	10,307,322

The Company is incorporated in the Cayman Islands, which is exempted from tax.

Enterprise Income Tax Law in China applies a statutory 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

Shanghai SINA Leju was granted status as a high and new technology enterprise and was entitled to enjoy a favorable statutory tax rate of 15% from 2013 through 2014. Shanghai SINA Leju renewed its qualification of high and new technology enterprise in 2015 and was entitled to enjoy a favorable statutory tax rate of 15% from 2015 through 2017.

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

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to tax authority’s mistake or due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 ($15,400) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion.

The principal components of the deferred income tax assets/liabilities are as follows:

	As of December 31,
	2014	2015
	$	$
Deferred tax assets:
Accrued salary expenses	11,991,920	11,248,353
Bad debt provision	3,867,755	6,587,704
Net operating loss carry forwards	3,574,524	3,787,766
Advertising expenses temporarily non-deductible	11,097,262	11,307,976
Other	459,506	492,160
Gross deferred tax assets	30,990,967	33,423,959
Valuation allowance	(957,162)	(654,267)
Total deferred tax assets	30,033,805	32,769,692
Analysis as:
Current	29,857,574	31,073,758
Non-current	176,231	1,695,934

Deferred tax liabilities:
Amortization of intangible and other assets	26,041,591	22,997,731
Total deferred tax liabilities	26,041,591	22,997,731
Analysis as:
Current	—	—
Non-current	26,041,591	22,997,731

Movement of the valuation allowance is as follows:

	Year Ended December 31,
	2013	2014	2015
	$	$	$
Balance as of January 1	(831,361)	(1,051,973)	(957,162)
Reverse (additions)	(194,892)	—	255,264
Write off	—	90,811	—
Changes due to exchange rate translation	(25,720)	4,000	47,631
Balance as of December 31	(1,051,973)	(957,162)	(654,267)

The Group has recognized a valuation allowance against deferred tax assets on tax loss carry forwards of $194,892, nil and reversed $255,264 for the years ended December 31, 2013, 2014 and 2015, respectively.

The Group assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three year period ended December 31, 2015. Such objective evidence limits the Group’s ability to consider other subjective evidence such as our projections for future growth. In 2015, some entities start to gain profit and the valuation allowance was reversed accordingly.

On the basis of this evaluation, as of December 31, 2015, a valuation allowance of $654,267 was recorded to reflect only the portion of the deferred tax assets that is not more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carry forwards period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth. In 2015, the Group has determined that the deferred tax assets of several subsidiaries will be more likely than not utilized in the future and has reversed valuation allowance for the determined tax assets.

Reconciliation between the provision for income tax computed by applying the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2013	2014	2015
PRC income tax rate	25.00%	25.00%	25.00%
Share based compensation expenses not deductible for tax purposes	3.45%	3.27%	5.17%
Other expenses not deductible for tax purposes	1.12%	0.72%	3.71%
Effect of tax holiday	(19.06)%	(13.69)%	(13.18)%
Effect of different tax rate of subsidiary operation in other jurisdiction	0.02%	1.08%	2.05%
Effect of different tax rate of DTA and DTL applied	(4.36)%	2.29%	(2.37)%
Valuation allowance movement	0.42%	—	(0.56)%
Withholding tax	—	0.19%	2.91%
Other	0.11%	—	—
	6.70%	18.86%	22.73%

The aggregate amount and per share effect of the tax holiday are as follows:

	Year Ended December 31,
	2013	2014	2015
	$	$	$
The aggregate dollar effect	8,725,381	11,285,429	5,977,806
Per share effect—basic	0.07	0.09	0.04
Per share effect—diluted	0.07	0.09	0.04

As of December 31, 2014 and 2015, the Group had tax operating loss carry forwards of $14,298,098 and $15,151,067, respectively. These tax losses are available for offset against future profits that may be carried forward until calendar year 2019 and 2020, respectively.

Undistributed earnings of the Company’s PRC subsidiaries of approximately $240,339,365 at December 31, 2015 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings generated after January 1, 2008, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. The amounts of unrecognized deferred tax liabilities for these earnings are in the range of $12,016,968 to $24,033,937, as the withholding tax rate of the profit distribution will be 5% or 10% depending on whether the immediate offshore companies are able to maintain the preferential withholding tax rate of 5%.

Income tax payable balance of the Group represents the actual cash tax payments to be made by the legal entities within the Group. Income tax provision reflected in the Company’s consolidated statements of operations is calculated based on a separate return basis as if the Group had filed a separate tax return, which has considered the impact of general corporate expenses allocated from E-House. The difference between the income tax provision on a separate return basis and the tax liability accrued was reflected as deemed distribution to E-House associated with tax liability in the consolidated statements of changes in equity before the IPO. Such difference amounted to $2,381,799 and $571,227 for the years ended December 31, 2013 and for the period from January 1, 2014 to the IPO date, respectively.

10. Share-Based Compensation

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

During 2015, the Company granted 2,517,000 options to purchase its ordinary shares to certain of the Group’s employees at an exercise prices from $5.54 to $9.68 per share, respectively. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of three years.

The Company has used the binomial model to estimate the fair value of the options granted under the Leju Plan. The fair value per option was estimated at the date of grant using the following assumptions:

	2013	2015
Risk-free rate of return	2.98%	2.14%
Contractual life of option	10 years	10 years
Estimated volatility rate	56.74%	62.82%
Dividend yield	0.00%	2.56%

A summary of option activity under the Leju Plan during the year ended December 31, 2015 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Weighted Average Aggregate Intrinsic Value of Options
		$
Outstanding, as of January 1, 2015	6,133,799	4.60	8.92	37,784,202
Granted	2,517,000	6.38
Exercised	(196,185)	4.60		949,907
Forfeited	(390,896)	5.26
Outstanding, as of December 31, 2015	8,063,718	5.12	8.50	4,806,104
Vested and expected to vest as of December 31, 2015	7,824,106	5.51	8.97	1,663,274
Exercisable as of December 31, 2015	3,635,917	4.60	7.92	4,072,227

The weighted average grant-date fair value of the options granted in December 2013 was $2.21 and $3.44 per share of the options granted in 2015. For the year ended December 31, 2013, 2014 and 2015, the Company recorded compensation expenses of $289,649, $3,464,140 and $4,025,809 for the share options granted to the Group’s employees and recorded deemed distribution to E-House of $92,225, $1,061,412 and $1,070,383 for the share options granted to E-House’s employees, respectively. During the years ended December 31, 2014 and 2015, 266,201 and 196,185 options were exercised having a total intrinsic value of $1,668,693 and $949,907, respectively.

As of December 31, 2015, there was $11,525,658 of total unrecognized compensation expense related to unvested share options granted under the Leju Plan. That cost is expected to be recognized over a weighted-average period of 2.13 years.

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

A summary of restricted share activity under the Leju Plan during the year ended December 31, 2015 is presented below:

	Number of Restricted Shares	Weighted Average Grant-date Fair Value
		$
Outstanding, as of January 1, 2015	1,526,600	9.42
Granted	—
Vested	(719,064)	9.98
Forfeited	(10,200)	16.25
Outstanding, as of December 31, 2015	797,336	8.82

The total fair value of restricted shares vested in 2013, 2014 and 2015 was nil, $486,200 and $7,179,455, respectively.

For the years ended December 31, 2013, 2014 and 2015, the Company recorded compensation expenses of $20,855, $4,881,656 and $5,273,322 for the restricted shares granted to the Group’s employees and recorded deemed distribution to E-House of $13,903, $41,570 and $41,580 for the share options granted to E-House’s employees, respectively.

As of December 31, 2015, there was $4,384,344 of total unrecognized compensation expense related to unvested restricted shares granted under the Leju Plan. That cost is expected to be recognized over a weighted-average period of 1.19 years.

Omnigold Plan:

In 2015, the Group’s subsidiary, Omnigold Holdings Limited (“Omnigold”), adopted a share incentive plan (“Omnigold Plan”), which proposed that (i) the maximum number of shares of Omnigold available for issuance pursuant to all awards under the Ominigold Plan shall initially be 5,000,000 as of the date of the Ominigold Plan was approved and adopted by the Board of Omnigold (the “Effective Dare”), and (ii) the Ominigold Plan shall be increased automatically by 5% of the then total issued and outstanding shares of Omnigold on an as-converted fully diluted basis on each of the third, sixth and ninth anniversary of the Effective Date.

On August 11, 2015, Omnigold granted 2,400,000 options to purchase its ordinary shares to certain of the Group’s employees at an exercise price of $1.50 per share. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of three years.

The Company has used the binomial model to estimate the fair value of the options granted under the Omnigold Plan. The fair value per option was estimated at the date of grant using the following assumptions:

2015
Risk-free rate of return	3.33%
Contractual life of option	10 years
Estimated volatility rate	63.69%
Dividend yield	0.00%

A summary of option activity under the Omnigold Plan during the year ended December 31, 2015 is presented below:

	Number of Options	Exercise Price	Remaining Contractual Term	Aggregate Intrinsic Value of Options
		$
Outstanding, as of January 1, 2015	—
Granted	2,400,000	1.50	10.00	—
Exercised	—
Forfeited	(130,000)	1.50		—
Outstanding, as of December 31, 2015	2,270,000	1.50	9.61	—
Vested and expected to vest as of December 31, 2015	1,966,771	1.50	9.61	—
Exercisable as of December 31, 2015	—

The grant-date fair value of the options granted in August, 2015 was $0.30 per share. For the year ended December 31, 2015, the Company recorded compensation expenses of $80,577.

As of December 31, 2015, there was $545,884 of total unrecognized compensation expense related to unvested share options granted under the Omnigold Plan. That cost is expected to be recognized over a weighted-average period of 2.61 years.

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

Share Options:

A summary of option activity under the E-House Plan during the year ended December 31, 2015 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Weighted Average Aggregate Intrinsic Value of Options
Outstanding, as of January 1, 2015	9,476,704	4.52		25,776,635
Exercised	(513,261)	1.86		1,745,007
Forfeited	(7,160)	4.74
Outstanding, as of December 31, 2015	8,956,283	4.67	4.80	14,509,178
Vested and expected to vest as of December 31, 2015	8,956,283	4.67	4.80	14,509,178
Exercisable as of December 31, 2015	8,956,283	4.67	4.80	14,509,178

E-House Holdings recorded compensation expense of $12,817,935, $5,950,940 and nil for the years ended December 31, 2013, 2014 and 2015, respectively. During the years ended December 31, 2013, 2014 and 2015, 4,596,761, 3,446,585 and 513,261 options were exercised having a total intrinsic value of $25,248,554, $23,679,729 and $1,745,007, respectively.

As of December 31, 2015, there is no unrecognized compensation expense related to unvested share options granted under the E-House Plan.

Restricted Shares:

E-House Holdings granted 1,303,000, 1,439,000 and nil restricted shares to certain employees, directors and officers in 2013, 2014 and 2015 respectively. Under the terms of each restricted shares, restricted shares vest over three years.

A summary of restricted share activity under the E-House Plan during the year ended December 31, 2015 is presented below:

		Weighted
	Number of	Average
	Restricted	Grant-date
	Shares	Fair Value
		$
Unvested as of January 1, 2015	2,697,049	8.50
Granted	—
Vested	(1,288,330)	7.69
Forfeited	(50,004)	7.90
Unvested as of December 31, 2015	1,358,715	8.50

The total fair value of restricted shares vested in 2013, 2014 and 2015 was $5,612,379, $6,094,602 and $9,909,868, respectively.

As of December 31, 2015, there was $11,558,404 of total unrecognized compensation expense related to restricted shares granted under the E-House Plan. That cost is expected to be recognized over a weighted-average period of 1.53 years.

E-House Holdings recorded compensation expense of $5,668,460, $6,174,583 and $9,680,385, for the years ended December 31, 2013 and 2014 and 2015, respectively, related to restricted shares.

Share-based compensation expenses under E-House Plan allocated to the Group

The share-based compensation expense under E-House Plan allocated to the Group was $6,000,438 and $572,340 for the years ended December 31, 2013 and the period from January 1, 2014 to the IPO date, respectively. These expenses are part of the selling, general and administrative expenses allocated from E-House, which were waived and have been reflected as capital contributions as of the date such expenses were originally allocated. Subsequent to the IPO, E-House began charging the Group transitional corporate service fees, $1,857,996 and $1,066,477 share-based compensation expense under E-House Plan and CRIC Plan were charged to Leju from the IPO date to December 31, 2014 and for the year ended December 31, 2015. (See Note 13)

Other Equity Compensation

In September 2014, the Group acquired non-controlling interests from certain employee shareholders. The price premium paid over the fair value of the ordinary shares amounting $4,276,810 was recorded as share-based compensation costs and to be amortized over the required two-year service period (See Note 3). $534,601 and $2,138,404 stock compensation expense was recognized for the year ended December 31, 2014 and 2015. As of December 31, 2014 and 2015, there was $3,742,209 and $1,603,805 of total unrecognized compensation expense related to this compensation agreement.

11. Employee Benefit Plans

The Group’s PRC subsidiaries and VIEs are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed $14,174,182, $17,727,125, and $20,413,820 for the years ended December 31, 2013, 2014 and 2015, respectively, for such benefits.

12. Distribution of Profits

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

The amount of the reserve fund for the Group as of December 31, 2014 and 2015 was $7,251,948 and $7,990,298 respectively.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $33,040,488 and $33,778,838, of which $8,349,188 and $8,342,759 was attributed to general reserve and registered capital of the VIEs, as of December 31, 2014 and 2015, respectively.

13. Segment Information

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

The following table summarizes the revenue information of the Group:

	Year Ended December 31,
	2013	2014	2015
	$	$	$
E-commerce	170,204,545	326,679,871	420,552,177
Online advertising	145,444,790	155,049,818	134,229,255
Listing	19,772,181	14,293,184	21,022,504
	335,421,516	496,022,873	575,803,936

Geographic

Substantially all of the Group’s revenues from external customers and long-lived assets are located in the PRC.

Major customers

There were no customers from whom revenue accounted for 10% or more of total revenue for the years ended December 31, 2013, 2014 and 2015, respectively.

Details of the accounts receivable from customers accounting for 10% or more of total net accounts receivable are as follows:

	As of December 31,
	2014	2015
	$	$
Customer A	13,979,270	14,011,827

14. Related Party Balances and Transactions

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
E-House	Under the common control of E-House Holdings
SINA	Mr. Charles Chao, co-chairman of E-House, is SINA’s chairman and chief executive officer
Beijing China Real Estate Research Association Technology Ltd. (“CRERAT”)	Mr. Xin Zhou, co-chairman and chief executive officer of E-House, is the legal representative of CRERAT, and E-House owns 51% of CRERAT

These consolidated financial statements include transactions with E-House and its subsidiaries. Furthermore, E-House provided certain corporate services for the consolidated financial statement periods presented (see Note 1).

During the years ended December 31, 2013, 2014 and 2015, E-House loaned $1,000, nil and nil respectively, to fund capital injections into the Group’s PRC subsidiaries. Such amounts have been waived by E-House and have been reflected as capital contributions as of the date such loans were originally made.

During the years ended December 31, 2013, 2014 and 2015, significant related party transactions were as follows:

	Year Ended December 31,
	2013	2014	2015
	$	$	$
Corporate expenses allocated from E-House	15,527,623	2,857,251	—
Corporate service provided by E-House under transitional service agreement	—	10,399,978	6,040,071
Online advertising agency fee recognized as cost of revenues purchased from SINA	6,033,036	6,630,010	6,093,974
Services purchased from/rental paid to E-House	949,584	1,191,469	5,927,764
Online advertising services provided to CRERAT	—	—	3,174
Online advertising services provided to E-House	10,614	160,238	28,679
Online advertising services provided to SINA	—	—	19,899
Dividend declared and paid to E-House	—	—	18,738,984

The transactions are measured at the amount of consideration established and agreed to by the related parties, which approximate amounts charged to third parties.

As at December 31, 2014 and 2015, amounts due from related parties were $684 and $8,906 respectively, which were the cash paid to supplier on behalf of CRERAT for the purchase of marketing services.

As at December 31, 2014 and 2015, amounts due to related parties were comprised of the following:

	As of December 31,
	2014	2015
	$	$
SINA (1)	1,705,208	1,418,096
E-House (2)	1,560,283	7,783,911
Management (3)	1,840,000	920,000
E-House Management (3)	184,000	92,000
Total	5,289,491	10,214,007

(1)             The amount due to SINA as of December 31, 2014 and 2015 represents online advertising agency fees payable to SINA.

(2)             The amount due to E-House as of December 31, 2015 was primarily for corporate service fees charged to Leju, and partially offset by the amount due to online services provided to E-House and revenues collected by E-House on behalf. The balance is interest free and settable on demand.

(3)             The amount due to management/ E-House management represents consideration paid by management/ E-House management for unvested restricted shares (see Note 10).

The rollforward of the payable (receivable) balance with E-House for the years ended December 31, 2013, 2014 and 2015 is as follows:

		Year Ended December 31,
		2013	2014	2015
		$	$	$
Balance at January 1		79,553,723	(3,471,958)	1,560,283
Refund loan to E-House for working capital	A	(43,818,894)	—	(42,513,286)
Loans from E-House for capital contribution	B	1,000	—	—
Dividend declared to E-House	C	—	—	18,738,984
Dividend paid to E-House	D	—	—	(18,738,984)
Corporate expenses allocated from E-House (Note 1)	B	15,527,623	2,857,251	—
Corporate service provided by E-House under transitional service agreement (Note 1)	E	—	10,399,978	6,040,071
Revenues collected by E-House on behalf of the Company	F	(45,449,972)	(4,803,958)	—
Related party balance waived as capital contribution	B	(15,528,623)	(2,857,251)	—
Service provided to E-House	E	(10,614)	(160,238)	(28,679)
Service purchased from E-House	E	949,584	1,191,469	5,927,764
Net (payment) receipt for services	G	5,304,215	(1,595,010)	36,797,758
Balance at December 31		(3,471,958)	1,560,283	7,783,911

(A)           Represents the movement of the loan payable to E-House

(B)           Represents the movement of the loans from E-House for capital contributions and headquarter expenses allocated by E-House prior to Leju’s initial public offering, which were subsequently 100% waived by E-House and recorded as capital contributions by Leju. Accordingly, the net balance at each year end is zero.

(C)           Represent the cash dividend declared by Leju to its shareholder E-house. In March 2015, the Company’s board of directors approved the payment of a cash dividend of $0.20 per ordinary share ($0.20 per ADS) directly from the additional paid-in capital account.

(D)           Represent the cash dividend paid to E-House.

(E)            Represents the movement of service fees receivable from and payable to E-House

(F)             Represents Leju revenues collected by E-House on behalf of the Company

(G)           Represents the cash flow between the Company and E-House except to the loan from (refund to ) E-House

	As of December 31,
	2014	2015
	$	$
Loan payable to E-House (A)	42,513,286	—
Service payable to E-House (E)	9,852,476	16,440,049
Receivables for E-House collection on behalf of the Company (F)	(50,805,479)	(8,656,138)
Amounts due to E-House	1,560,283	7,783,911

15. Commitments and Contingencies

(a) Operating lease commitments

The Group has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from one to 120 months and are renewable upon negotiation. Rental expenses were $7,669,866, $8,601,039 and $10,078,033, for the years ended December 31, 2013, 2014 and 2015, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2015 were as follows:

Year Ended December 31	Amount
$
2016	9,446,098
2017	8,059,931
2018	3,787,386
2019	974,745
2020	713,510
Then thereafter	1,035,233
Total	24,016,903

(b) Contingencies

The Group is subject to claims and legal proceedings that arise in the ordinary course of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Group. The Group does not believe that any of these matters will have a material effect on its business, assets or operations.

16. Subsequent Events

No significant subsequent events have occured as of April 22, 2016.