Form 20-F
period 2016-12-31
Leju Holdings Ltd
filed 2017-04-21
CIK 1596856

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number 001-36396

Leju Holdings Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

15/F Floor, Shoudong International Plaza, No. 5 Building, Guangqu Home Dongcheng District, Beijing 10022 People’s Republic of China
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

139,709,416 ordinary shares, par value $0.001 per share, as of December 31, 2016.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•                  “Leju”, “we”, “us”, “our company” and “our” are to Leju Holdings Limited, its subsidiaries and its consolidated variable interest entities;

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

•                  “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

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

•                  “Shanghai SINA Leju” are to Shanghai SINA Leju Information Technology Co., Ltd.;

•                  “Shanghai Yi Xin” are to Shanghai Yi Xin E-Commerce Co., Ltd.;

•                  “Shanghai Yi Yue” are to Shanghai Yi Yue Information Technology Co., Ltd.;

•                  “SINA” are to SINA Corporation;

•                  “Tencent” are to Tencent Holdings Limited or certain of its affiliates which have entered into agreements with us as described under “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions and Agreements with Tencent”, as applicable; and

•                  “U.S. dollars”, “$”, and “dollars” are to the legal currency of the United States.

•                  “Weibo” are to SINA’s microblog.

•                  “Weixin” are to Tencent’s social communication platform “wechat”.

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

You can identify these forward-looking statements by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

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

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.        KEY INFORMATION

A.            Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2014, 2015 and 2016 and selected consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our selected consolidated statement of operations data for the fiscal years ended December 31, 2012 and 2013 and our consolidated balance sheet data as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements not included in this annual report.

Our selected consolidated financial data also includes certain non-GAAP measures, which are not required by, or presented in accordance with U.S. GAAP, but are included because we believe they are indicative of our operating performance and are used by investors and analysts to evaluate companies in our industry.

Our historical results do not necessarily indicate results expected for any future periods.

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands of $, except share and per share data)
Consolidated Statement of Operations Data
Revenues
E-commerce	26,996	170,205	326,680	420,552	419,024
Online advertising	138,767	145,445	155,050	134,229	117,949
Listing	5,533	19,772	14,293	21,023	22,538
Total revenues	171,296	335,422	496,023	575,804	559,511
Cost of revenues	(54,118)	(63,991)	(51,130)	(60,314)	(57,492)
Selling, general and administrative expenses	(163,535)	(226,143)	(366,342)	(475,445)	(521,797)
Other operating income	153	600	2,526	3,568	4,587
Income (loss) from operations	(46,203)	45,888	81,077	43,613	(15,191)
Income (loss) before taxes and equity in affiliates	(47,926)	45,785	82,429	45,341	(13,444)
Net income (loss)	(43,849)	42,650	66,659	34,806	(11,601)
Net income (loss) attributable to Leju shareholders	(44,759)	42,525	66,521	35,330	(9,789)
Earnings (loss) per share:
Basic	(0.37)	0.35	0.51	0.26	(0.07)
Diluted	(0.37)	0.35	0.50	0.26	(0.07)
Weighted average numbers of shares used in computation:
Basic	120,000,000	120,000,000	129,320,666	134,528,971	135,220,210
Diluted	120,000,000	120,000,000	132,502,100	136,223,974	135,220,210

	As of December 31,
	2012	2013	2014	2015	2016
	(in thousands of $)
Consolidated Balance Sheet Data
Cash and cash equivalents	71,090	98,730	317,811	260,296	274,338
Accounts receivable, net of allowance for doubtful accounts	86,652	87,316	119,742	113,991	71,390
Total current assets	178,968	222,788	480,766	485,084	406,386

Intangible assets, net	163,204	128,530	105,419	90,737	78,374
Total assets	393,867	402,938	638,266	626,838	575,867

Amounts due to related parties	83,143	4,501	5,289	10,214	1,581
Total current liabilities	159,661	123,584	197,301	179,607	150,638

Total liabilities	200,588	151,148	223,342	202,605	169,507
Total Leju equity	190,173	248,706	414,845	424,712	408,469

Non-GAAP Financial Measures

The following table sets forth, for the periods specified, our adjusted income (loss) from operations, our adjusted net income (loss), and our adjusted net income (loss) attributable to Leju shareholders. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. These non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including share-based compensation expense and amortization of intangible assets resulting from business combinations. We also believe they are indicative of our operating performance and are used by investors and analysts to evaluate companies in our industry. These non-GAAP measures of our performance are not required by, or presented in accordance with, U.S. GAAP. Such measures are not a measurement of financial performance or liquidity under U.S. GAAP and should not be considered as an alternative to income from operations, net income or any other performance measures derived in accordance with U.S. GAAP or an alternative to cash flows from operating activities as a measure of liquidity. Our presentation of such measures may not be comparable to similarly titled measures presented by other companies. You should not compare such measures as presented by us with the presentation of such measures by other companies because not all companies use the same definition.

We define adjusted income (loss) from operations as income (loss) from operations before share-based compensation expense and amortization of intangible assets resulting from business combinations.

We define adjusted net income (loss) as net income (loss) before share-based compensation expense (net of tax) and amortization of intangible assets resulting from business combinations (net of tax).

We define adjusted net income (loss) attributable to Leju shareholders as net income (loss) before share-based compensation expense (net of tax and non-controlling interests) and amortization of intangible assets resulting from business combinations (net of tax and non-controlling interests).

The use of the above non-GAAP financial measures has material limitations as an analytical tool, as they do not include all items that impact our income (loss) from operations, net income (loss), and net income (loss) attributable to Leju shareholders for the period. We compensate for these limitations by providing the relevant disclosure of our share-based compensation expense and amortization of intangible assets results from business acquisitions both in our reconciliations to the financial measures under U.S. GAAP, and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The following table reconciles our adjusted income (loss) from operations, adjusted net income (loss) and adjusted net income (loss) attributable to Leju shareholders in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP:

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands of $)
Income (loss) from operations	(46,203)	45,888	81,077	43,613	(15,191)
Share-based compensation expense(1)	15,134	6,311	11,311	12,585	11,910
Amortization of intangible assets resulting from business acquisitions	22,079	22,017	14,569	12,653	12,329
Adjusted income (loss) from operations	(8,990)	74,216	106,957	68,851	9,048

Net income (loss)	(43,849)	42,650	66,659	34,806	(11,601)
Share-based compensation expense (net of tax) (1)	15,134	6,311	11,311	12,585	11,910
Amortization of intangible assets resulting from business acquisitions (net of tax)	19,082	14,482	12,957	9,490	8,057
Adjusted net income (loss)	(9,633)	63,443	90,927	56,881	8,366

Net income (loss) attributable to Leju shareholders	(44,759)	42,525	66,521	35,330	(9,789)
Share-based compensation expense (net of tax and non-controlling interests)(1)	15,134	6,311	11,311	12,576	11,877
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	18,719	14,197	12,842	9,490	8,057
Adjusted net income (loss) attributable to Leju shareholders	(10,906)	63,033	90,674	57,396	10,145

Note:

(1)         Share-based compensation expense includes share-based compensation expenses recorded by us as well as share-based compensation expenses allocated from E-House to us.

Exchange Rate Information

Our reporting and financial statements are expressed in the U.S. dollar, which is our reporting and functional currency. However, our business is conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report, for the amounts not otherwise recorded in our consolidated financial statements included elsewhere in this annual report, is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9430 to $1.00, the exchange rate in effect on December 30, 2016. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of the Renminbi into foreign currencies and through restrictions on foreign trade. On April 14, 2017, the certified exchange rate was RMB6.8835 to $1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Statistical Release.

	Exchange Rate
	Period End	Average(1)	Low	High
	(RMB per $1.00)
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
October	6.7735	6.7303	6.7819	6.6685
November	6.8837	6.8402	6.9195	6.7534
December	6.9430	6.9198	6.9580	6.8771
2017
January	6.8768	6.8907	6.9575	6.8360
February	6.8665	6.8694	6.8821	6.8517
March	6.8832	6.8940	6.9132	6.8687
April (through April 14, 2017)	6.8835	6.8899	6.8988	6.8832

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

We conduct our real estate services business primarily in China. Our business depends substantially on conditions in China’s real estate industry and more particularly on the volume of new property transactions in China. Demand for private residential real estate in China has grown rapidly in recent years but such growth is often coupled with volatility and fluctuations in real estate transaction volume and prices. Fluctuations of supply and demand in China’s real estate industry are caused by economic, social, political and other factors. Over the years, governments at both national and local levels have announced and implemented various policies and measures aimed to regulate the real estate market, in some cases to stimulate further development and more purchase of residential real estate units and in other cases to restrict these activities from growing too rapidly. These measures can affect real estate buyers’ eligibility to purchase additional units, their downpayment requirements and financing, as well as availability of land to developers and their ability to obtain financing. These measures have affected and continue to affect the conditions of China’s real estate market and cause fluctuations in real estate pricing and transaction volume. See “—Our business may be materially and adversely affected by government measures aimed at China’s real estate industry”. Furthermore, there may be situations in which China’s real estate industry is so active that real estate developers see a reduced need for marketing initiatives and reduce their spending on such initiatives, which could potentially adversely affect our result of operations. To the extent fluctuations in China’s real estate industry adversely affect spending on real estate marketing, our financial condition and results of operations may be materially and adversely affected.

Our business may be materially and adversely affected by government measures aimed at China’s real estate industry.

The real estate industry in China is subject to government regulations, including measures that are intended to control real estate prices. The regulations at both central government level and local government level change from time to time, to either stimulate or depress the real estate market, and it is difficult to foresee the timing or direction of regulatory changes. In the fourth quarter of 2016, local governments in more than 20 cities issued notices to restrict purchases of houses, including Beijing, Shanghai, Shenzhen, Guangzhou and Tianjin. The restrictive measures include, but are not limited to, an adjustment to the percentage of required down payment, more restrictive eligibility requirement imposed on purchasers and a limit on the maximum number of houses one may purchase. During the first quarter of 2017, a new round of restrictive measures at national level has permeated into more than 30 cities, including both first-tier and second-tier cities. For example, first-tier cities such as Beijing and Guangzhou further increased the percentage of required down payment. Meanwhile, a number of second-tier cities such as Hangzhou, Fuzhou, Nanjing, Changsha and Shijiazhuang have set a series of restrictions, including the maximum number of houses one may purchase, the maximum amount of mortgage loan(s) one may borrow, and the percentage of required down payment. It is uncertain for how long these measures will remain in effect, and whether the central or local governments will further tighten their policies or adopt new measures that are less restrictive. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate. Our business may be materially and adversely affected as a result of decreased transaction volumes or real estate prices that may result from government policies.

We may fail to compete effectively, which could significantly reduce our market share and materially and adversely affect our business, financial condition and results of operations.

We face competition in each of our primary business activities. Our largest competitor at the national level is fang.com, formerly soufun.com, with which we compete on all of our business lines. We also face various other competitors with whom we may compete on one or more lines of business. For example, we compete with providers for online property listings, including 58.com, which acquired anjuke.com in 2015, and compete with mobile-based providers of news, such as toutiao.com, for our online advertising business. In addition, we have faced and may continue to face competition from regionally focused websites providing regional real estate listings together with localized services, such as house365.com in the Nanjing market. Our competitors may have more established brand names, larger visitor numbers and more extensive distribution channels than we do, either overall, or in specific regions in which we operate.

The business of providing online real estate services in China has become increasingly competitive. The barriers to entry for establishing internet-based businesses are low, thereby allowing new entrants to emerge rapidly. The new competitive landscape has placed additional demands on us to increase the amount of resources we provide to customers and increase the quality of our services in order to retain customers. As the online real estate services industry in China is constantly evolving, our current or future competitors may be able to better position themselves to attract funding and to compete as the industry matures.

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

Our e-commerce business was established in 2011 and experienced rapid growth to become an important part of our online real estate service operations. Although we generally have been able to effectively manage the growth of this product and maintain contractual arrangements with third-party property developers who allow us to sell discount coupons to prospective real estate purchasers on acceptable terms, there can be no assurance that we will continue to be able to do so in the future. Customer complaints or negative publicity about our services could diminish consumer confidence in and use of our services. We may also explore new real estate e-commerce products or other product offerings. Development of new products or initiatives may involve various risks and there can be no assurance that such products or initiatives may be successfully developed, will perform as expected, or be well-received by customers. Failure to successfully develop or launch new products could materially and adversely affect our business, results of operations and revenue growth prospects.

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

We derive a substantial portion of our revenues from major urban centers in China, including Beijing, Shanghai, Guangzhou, Chongqing and Tianjin. In each of the years ended December 31, 2014, 2015 and 2016, more than 50% of our revenues was derived from Beijing, Shanghai, Guangzhou, Chongqing and Tianjin, and more than 20% of our total revenues were derived from Beijing. We expect these five urban centers to continue to be important sources of revenues. If any of these major urban centers experiences an event that negatively impacts the local real estate industry or online advertising, such as a serious economic downturn or contraction, a natural disaster, or slower growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our business and growth prospects could be materially and adversely impacted.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014 and the uncertain impact of “Brexit”. The Chinese economy has shown slower growth compared to the previous decade since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. There have also been concerns on the relationship between China and other countries, including the surrounding Asian countries, which may potentially result in foreign investors exiting the China market and other economic effects. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Failure to maintain or enhance our brands could have a material and adverse effect on our business and results of operations.

We believe the “Leju” brand is associated with a leading real estate online platform in China and it is important for the continued success of our business. The brand is integral to our sales and marketing efforts. Our continued success in maintaining and enhancing our brands and image depends to a large extent on our ability to satisfy customer needs by further developing and maintaining quality of services across our operations, as well as our ability to respond to competitive pressures.

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

Computer viruses and hackings may cause delays or other service interruptions and could result in significant damage to our hardware, software systems and databases, disruptions to our business activities, such as to our e-mail and other communication systems, breaches of security and inadvertent disclosure of confidential or sensitive information, inadvertent transmissions of computer viruses and interruptions of access to our websites through the use of denial-of-service or similar attacks. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. We maintain most of our servers and backup servers in Beijing and Guangzhou, and all information on our websites is backed up weekly. Any hacking, security breach or other system disruption or failure that occurs in between our weekly backup procedures could disrupt our business or cause us to lose, and be unable to recover, data such as real estate listings, contact information and other important customer information.

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

We believe our trademarks, copyrights and other intellectual property rights are critical to our success. Any unauthorized use of our trademarks and other intellectual property rights could harm our business. Historically, China’s track record for protection of intellectual property rights has been poor, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Monitoring and preventing unauthorized use is difficult and the measures we take to protect our intellectual property rights may not be adequate. We have registered the software copyrights of substantially all of our mobile applications and software copyrights are still enforceable absent registration in China, but registration by itself may not be adequate protection from potential misuse, infringement or other challenges from third parties claiming rights on our intellectual property.

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

In addition, we cannot assure you that we will not become subject to intellectual property laws in other jurisdictions, such as the United States, by virtue of our ADSs being listed on the New York Stock Exchange, or NYSE, the ability of users to access, download and use our products and services in the United States and other jurisdictions, the ownership of our ADSs by investors in the United States and other jurisdictions, or the extraterritorial application of foreign law by foreign courts or otherwise, among other reasons. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to pay substantial penalties or other damages and fines, remove relevant content or enter into license agreements which may not be available on commercially reasonable terms or at all. Even though the allegations or claims could be baseless, defense against any of these allegations or claims would be both costly and time-consuming and could significantly divert the efforts and resources of our management and other personnel.

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

The internet and online advertising industries in China are highly regulated by the PRC government. Various regulatory authorities of the PRC government, such as the State Council, the MIIT, the State Administration of Industry and Commerce, or SAIC, the GAPPRFT, and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the internet and advertising industries. Moreover, new laws, rules and regulations may be adopted, or new interpretations of existing laws, rules and regulations may be released, to address issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of any current and future PRC laws, rules and regulations applicable to the internet and online advertising industries.

Each of our consolidated variable interest entities, including Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu, as well as their respective subsidiaries, is required to obtain and maintain a value-added telecommunications service operating license, or ICP license, from the MIIT or its local counterpart in order to provide internet information services and a business license from the SAIC or its local branches which specifically includes operating advertising business in order to engage in advertising activities in China, to the extent applicable to their respective business. Beijing Leju and Beijing Yisheng Leju Internet Technology Co., Ltd., a subsidiary of Beijing Jiajujiu, each hold a valid ICP license issued by the local provincial branch of the MIIT for the operation of our value-added telecommunication business, while Shanghai Yi Xin is currently in the process of renewing the term of its ICP license with the local provincial branch of the MITT. The business scope of the business licenses of Beijing Leju and its subsidiaries which engage in the advertising business includes operating advertising business. These licenses are essential to the operation of our online real estate business. The ICP licenses are subject to annual review by the relevant government authorities. The annual review of ICP licenses and business licenses is for the government authorities to conduct an annual inspection of the status of compliance of the license-holding entity. At the time of and for the purpose of the annual review of these licenses, the relevant government authorities did not ask for disclosure of our full corporate structure and thus we did not provide such information. They have not so far expressed any opinion with respect to our corporate structure in connection with these annual reviews. Moreover, the regulations relating to ICP licenses also provide that an ICP license holder must first obtain approvals from, or make filings with, competent counterparts of the MIIT in connection with subsequent updates to its shareholding structure or certain other matters relating to such ICP license holder. We cannot assure you that we will be able to successfully pass the annual review of our ICP licenses, or complete the updating and renewal of the filing records of our ICP licenses with local MIIT counterparts on a timely basis.

In addition, Beijing Leju, Shanghai Yi Xin and/or Beijing Jiajujiu and their respective subsidiaries may be required to obtain additional licenses. For example, the release, broadcasting and transmission of graphics, video and audio programs or weblinks to such programs, other websites or data on the websites may be deemed as providing internet publication services as well as transmission of video and audio programs on the internet, which could require internet publication licenses and licenses for online transmission of audio-visual programs. During operation of our e-commerce business, we post information, including graphics, weblinks to videos, live-broadcasting, other websites or data on websites operated by us. Our consolidated variable interest entities and their subsidiaries do not have internet publication licenses and licenses for online transmission of audio-visual programs, and are not applying for these licenses. For those video/audio programs and certain other forms of content that we believe are subject to the requirements of these licenses, such programs and content are hosted by SINA through our contractual arrangement with SINA. In the case that SINA does not possess the necessary licenses and permits, our video/audio programs and other content hosted by SINA are subject to the risk of being suspended by government authorities. Moreover, we cannot assure you that government would not require us to obtain these licenses separately for operation of our own websites and those websites licensed to us even if the underlying hosting of the relevant content may be provided by a qualified third party. If we are required to apply for such licenses, we can provide no assurance that we will procure and maintain such additional licenses.

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

We are an “emerging growth company”, as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2016. See “Item 15. Controls and Procedures”. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Increases in labor costs in China may adversely affect our business and our profitability.

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

In addition, we have been subject to regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. Besides, pursuant to the PRC Labor Contract Law, dispatched employees are intended to be a supplementary form of employment and the fundamental form should be direct employment by enterprises and organizations that require employees. Further, it is expressly stated in the Interim Provisions on Labor Dispatch that the number of seconded employees an employer uses may not exceed 10% of its total labor force and the employer has a two-year transition period to comply with such requirement. Some of our PRC subsidiaries, consolidated variable interest entities and their subsidiaries use seconded employees for their principal business activities. The transition period ended on February 29, 2016, and those PRC subsidiaries, consolidated variable interest entities and their subsidiaries have completed reducing the percentage of seconded employees to less than 10% as required. If the relevant PRC companies are deemed to have violated the limitation on the use of seconded employees under the relevant labor laws and regulations, we may be subject to fines and incur other costs to make required changes to our current employment practices.

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

Our operations are vulnerable to interruption and damage from natural and other types of disasters, including earthquakes, fire, floods, environmental accidents, power loss, communication failures and similar events. If any natural disaster or other extraordinary events were to occur in the area where we operate, our ability to operate our business could be seriously impaired. Our business could also be materially and adversely affected by the outbreak of health epidemics, including H7N9 bird flu, H1N1 swine influenza, avian influenza, severe acute respiratory syndrome, or SARS, Ebola or another epidemic. Any such occurrence in China could severely disrupt our business operations and adversely affect our results of operations.

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

As of December 31, 2016, we had leased 104 office premises in 58 cities in China, in addition to a branch office in Hong Kong and our principal executive offices in Beijing, China. A number of these leased properties contain defects in the leasehold interests. Such defects include the lack of proper title or right to lease with respect to 26 leased premises and the landlords’ failure to duly register the leases with the relevant PRC government authority with respect to 81 leased premises.

Under PRC regulations, in situations where a tenant lacks evidence of the landlord’s title or right to lease, the relevant lease agreement may not be valid or enforceable and may also be subject to challenge by third parties. In addition, under PRC laws and regulations, while the failure to register the lease agreement does not affect its effectiveness between the tenant and the landlord, such lease agreement may be subject to challenge by and unenforceable against a third party who leases the same property from the landlord and the lease agreement entered into by such third party has been duly registered with the competent PRC government authority. This risk may be mitigated if we continue to occupy the leased premises under our lease. Furthermore, the landlord and the tenant may be subject to administrative fines for such failure to register the lease.

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

Risks Related to Our Relationships with E-House and SINA

We rely on E-House for a broad range of support and there can be no assurance that E-House will continue to provide the same level of support.

On August 12, 2016, E-House Merger Sub Ltd. (a wholly owned subsidiary of E-House Holdings Ltd., or Parent) merged with and into E-House, with E-House continuing as the surviving company and a wholly owned subsidiary of Parent. Parent is a Cayman Islands company jointly established by Mr. Xin Zhou, SINA and certain other persons, and controlled by Mr. Zhou. On December 30, 2016, Parent repurchased all the ordinary shares held by SINA in Parent, for the aggregate consideration comprised of 40,651,187 ordinary shares of Leju and a cash payment of $129,038,150. As a result of the foregoing transactions, E-House is no longer our controlling shareholder but has remained a principal shareholder of ours, and SINA has become a principal shareholder of ours.

E-House has provided us with accounting, administrative, marketing, internal control, customer service and legal support, and has also provided us with the services of a number of its executives and employees. To the extent E-House does not continue to provide us with these support services on satisfactory terms or at all, we will need to provide such services on our own. For example, with respect to our sales of discount coupons for property developments in Beijing, for regulatory reasons the fees for such discount coupons are collected by E-House on our behalf and either remitted to us or used to offset amounts owed by us to E-House. In the past, E-House has not charged any fee or commission for its provision of this service to us. There can be no assurance that E-House will not charge a fee or commission for this service, or any similar service that E-House may provide to us in the future. We may encounter operational, administrative and strategic difficulties as we adjust to providing these support services on our own, which may cause us to react slower than our competitors to industry changes, may divert our management’s attention from running our business or may otherwise harm our operations.

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

Although we have entered into a series of agreements with E-House relating to our ongoing business partnership and service arrangements with E-House, we cannot assure you we will continue to receive the same level of support from E-House, especially after E-House ceased to be our controlling shareholder. Any of the foregoing could materially and adversely affect our business.

Our agreements with E-House may be less favorable to us than similar agreements negotiated between unaffiliated third parties. In particular, our non-competition agreement with E-House limits the scope of business that we are allowed to conduct.

We have entered into a series of agreements with E-House prior to our initial public offering in April 2014 and the terms of such agreements may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. In particular, under the non-competition agreement we have entered into with E-House, we have agreed during a specified non-competition period not to compete with E-House in any business conducted by E-House as described in its periodic filings with the SEC, other than the provision of real estate e-commerce, online advertising and listing services we have been engaged in. Such contractual limitations restrict our ability to diversify our revenue sources. In addition, pursuant to our master transaction agreement with E-House, we have agreed to indemnify E-House for, among other things, liabilities arising from litigation and other contingencies related to our business and assumed these liabilities as part of our carve-out from E-House. The allocation of assets and liabilities between E-House and us may not reflect the allocation that would have been reached by two unaffiliated parties. Moreover, so long as E-House continues to be our principal shareholder, we may not be able to bring a legal claim against E-House in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other inter-company agreements entered into from time to time.

We derive a significant amount of revenue from our operation of SINA websites and there can be no assurance that our relationship with SINA will continue on satisfactory terms.

Through an agreement in 2009 entered into between SINA and E-House, we own SINA’s real estate operations. To a large extent, the operations and revenues of our business rely on SINA’s cooperation with us. The domain names of some major websites of our business are owned by SINA and licensed to us through agreements which we initially entered into with SINA in 2009 with terms through 2019 and which we amended and restated in 2014 to extend through 2024. A significant number of users of these websites are linked through other SINA websites. Pursuant to an advertising inventory agency agreement with SINA, we are the exclusive agent of SINA for selling advertising to the real estate advertisers through 2024. To a certain extent, we rely on SINA’s continued cooperation on an ongoing basis to enjoy our rights pursuant to our agreements with SINA. SINA could at any time reduce its support for our business. In addition, SINA’s dual role as our principal shareholder and contractual counterparty could result in conflicts of interest. If for any reason SINA does not fulfill its obligations in accordance with the advertising inventory agency agreement or any of the other agreements or otherwise reduces its support for our online real estate operations, our business may be materially and adversely affected.

Any negative development with respect to E-House or SINA may materially and adversely affect our business and brand.

We had been controlled by E-House until December 2016, and E-House is still our principal shareholder. We have benefited significantly from E-House in marketing our services, including providing services to E-House’s clients. Our business and brand continue to be closely connected with those of E-House. We derive a significant amount of revenue from our operation of SINA websites, and SINA has become a principal shareholder of ours. The success of the websites we operate on the platform of SINA is also dependent on the brands and images of SINA. If either E-House or SINA loses its market position or suffers any negative publicity, it could have an adverse impact on our business, our marketing efforts, our relationships with strategic partners and customers, our reputation and brand.

We may have conflicts of interest with E-House and, because of E-House’s principal ownership interest in our company, may not be able to resolve such conflicts on favorable terms for us.

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

•                  Our board members or executive officers may have conflicts of interest. Mr. Xin Zhou, our chairman, is currently also serving as E-House’s chairman and chief executive officer. Some of our board members and executive officers are also board members and executive officers of E-House and/or also own shares or options in E-House. E-House may continue to grant incentive share compensation to our board members and executive officers from time to time. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for E-House and us.

•                  Sale of shares in our company. E-House may decide to further sell or otherwise dispose of all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of certain of our shareholders, including our employees or our public shareholders.

•                  Allocation of business opportunities. Business opportunities may arise that both we and E-House find attractive, and which would complement our respective businesses. E-House may decide to take the opportunities itself, which would prevent us from taking advantage of the opportunity.

•                  Developing business relationships with E-House’s competitors. So long as E-House remains our principal shareholder, we may be limited in our ability to do business with its competitors, such as other real estate services companies in China or other companies with which E-House does not want to conduct business. This may limit our ability to market our services for the best interest of our company and our other shareholders.

Although E-House is no longer our controlling shareholder, it remains a principal shareholder and continues to have significant influence on us. E-House may from time to time make strategic decisions that it believes are in the best interests of its business and its shareholders. These decisions may be different from the decisions that we would have made on our own. E-House’s decisions with respect to us or our business may be resolved in ways that favor E-House and therefore E-House’s own shareholders, which may not coincide with the interests of our other shareholders. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated shareholder. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice.

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

We have entered into, through our PRC subsidiaries, Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng, a series of contractual arrangements with Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective shareholders. These contractual arrangements enable us to (i) direct the activities that most significantly affect the economic performance of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their subsidiaries and branches; (ii) receive substantially all of the economic benefits from the three consolidated variable interest entities and their subsidiaries in consideration for the services provided by our PRC subsidiaries; and (iii) have an exclusive option to purchase all or part of the equity interests in the consolidated variable interest entities, when and to the extent permitted by PRC law, or request any existing shareholder of the consolidated variable interest entities to transfer all or part of the equity interest in the consolidated variable interest entities to another PRC person or entity designated by us at any time in our discretion. These agreements make us their “primary beneficiary” for accounting purposes under U.S. GAAP. For descriptions of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure”.

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

We rely on contractual arrangements with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu and their respective shareholders to operate our online real estate business and our real estate advertising business. For descriptions of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure”. These contractual arrangements may not be as effective as direct ownership in providing us with control over Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu. These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. If any of the other parties fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and we would have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which we cannot assure you will be effective. Furthermore, the legal environment in China is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu, and our ability to conduct our business may be negatively affected.

In 2014, 2015 and 2016, Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective subsidiaries and branches contributed in aggregate 97.7%, 97.0% and 96.7% of our total net revenues, respectively. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective subsidiaries and branches, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective subsidiaries and branches into our consolidated financial statements in accordance with U.S. GAAP.

The shareholders of our consolidated variable interest entities may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

We have designated individuals who are PRC nationals to be the shareholders of our consolidated variable interest entities in China. These individuals may have conflicts of interest with us. We cannot assure you that when conflicts of interest arise, they will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, they may breach or cause our variable interest entities and their subsidiaries to breach or refuse to renew the existing contractual arrangements that allow us to effectively control our consolidated variable interest entities and their subsidiaries and receive economic benefits from them. Currently, we do not have arrangements to address potential conflicts of interest between the shareholders of our consolidated variable interest entities and our company. We rely on them to abide by the laws of the Cayman Islands and China, which provide that directors and/or officers owe a fiduciary duty to our company, which requires them to act in good faith and in the best interests of our company and not to use their positions for personal gain. If we cannot resolve any potential conflicts of interest or disputes between us and the individual shareholders of our consolidated variable interest entities which may arise, we would have to rely on legal proceedings to enforce our rights, which could be costly and unsuccessful.

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

The PRC Ministry of Commerce, or MOC, published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. While the MOC solicited comments on this draft, substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise. The draft specifically provides that entities established in China but “controlled” by foreign investors will be treated as foreign-invested enterprises, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOC, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights or similar equity interest of the subject entity; (ii) holding less than 50% of the voting rights or similar equity interest of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be a foreign-invested enterprise and its investment amount exceeds certain thresholds or its business operation falls within a “negative list”, to be separately issued by the State Council in the future, market entry clearance by the MOC or its local counterparts will be required. Otherwise, all foreign investors may make investments on the same terms as domestic investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Risks Related to Our Corporate Structure”. Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as foreign-invested enterprises, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list”, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state-owned enterprises or agencies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as foreign-invested enterprises and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

E-House, SINA and Tencent, each a principal shareholder of ours, held an aggregate of approximately 86% of our voting power, and our record shareholders in the United States held approximately 13% of our total voting power, as of March 31, 2017. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by PRC parties, while it solicited comments from the public on this point. Moreover, it is uncertain whether the real estate service industry, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOC market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable foreign-invested enterprises. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Restrictions on currency exchanges between the Renminbi and other currencies may limit our ability to utilize our revenues and funds, in particular in relation to capital account transactions such as investments and loans. We receive substantially all of our revenues in Renminbi. Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our consolidated variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.

Under current PRC regulations, the Renminbi is convertible for “current account transactions”, which include among other things dividend payments and payments for the import of goods and services, subject to compliance with certain procedural requirements. Although the Renminbi has been fully convertible for current account transactions since 1996, we cannot assure you that the relevant PRC government authorities will not limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future.

Conversion of the Renminbi into foreign currencies and of foreign currencies into the Renminbi, for payments relating to “capital account transactions”, which principally include investments and loans, generally requires the approval of the State Administration of Foreign Exchange, or SAFE, and other relevant PRC governmental authorities.

In response to the persistent capital outflow from China and the depreciation  of Renminbi against U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and SAFE have implemented a series of capital control measures over recent months, including stricter vetting procedures for PRC-based companies’ outbound remittance of foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, on January 26, 2017, SAFE issued the a SAFE Circular 3, which stipulates several capital control measures on the outbound remittance of profit from domestic entities to offshore entities, including: (i) under the principle of genuine transaction, banks must check board resolutions regarding profit distribution, original version of tax filing records and audited financial statements; and (ii) domestic entities must hold income to account for previous years’ losses before remitting the profits. The PRC government may continue to strengthen its capital controls, and SAFE may adopt more restrictions and substantial vetting processes for both current account and capital account cross-border transactions. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiaries and affiliated PRC operating companies to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

Fluctuation in the value of the Renminbi may have a material and adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably, including depreciation in 2016. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

As our costs and expenses are mostly denominated in Renminbi, the appreciation of the Renminbi against the U.S. dollar would increase our costs in U.S. dollar terms. In addition, as our operating subsidiaries and variable interest entities in China receive revenues in Renminbi, any significant depreciation of the Renminbi against the U.S. dollar may have a material and adverse effect on our revenues in U.S. dollar terms and financial condition, and the value of, and any dividends payable on, our ordinary shares. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. These and other effects on our financial data resulting from fluctuations in the value of the Renminbi against the U.S. dollar could have a material and adverse effect on the market price of our ADSs and your investment. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk”.

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

The Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75, requires PRC residents to register with the relevant local branch of SAFE before establishing or controlling any company outside China, referred to as an offshore special purpose company, for the purpose of raising funds from overseas to acquire or exchange the assets of, or acquiring equity interests in, PRC entities held by such PRC residents and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014, which replaced SAFE Circular 75. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions.

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

Under the applicable regulations and SAFE rules, PRC citizens who participate in an employee stock ownership plan or a stock option plan in an overseas publicly listed company are required to register with SAFE and complete certain other procedures. In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Option Rules, which terminated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas Publicly-Listed Company issued by SAFE in March 2007. Pursuant to the Stock Option Rules, if a PRC resident participates in any stock incentive plan of an overseas publicly-listed company, a qualified PRC domestic agent must, among other things, file on behalf of such participant an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the exercise or sale of stock options or stock such participant holds. Such participating PRC residents’ foreign exchange income received from the sale of stock and dividends distributed by the overseas publicly-listed company must be fully remitted into a PRC collective foreign currency account opened and managed by the PRC agent before distribution to such participants. We and our PRC employees who have been granted stock options are subject to this rule and we have registered our existing employee stock ownership plan and stock option plan with the local SAFE branch in Shanghai. However, if there is any change to our existing employee stock ownership plan or stock option plan, we cannot assure you that we and our PRC optionees will be able to amend such registration in a timely manner, or at all. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. See “Item 4. Information on the Company—B. Business Overview—Regulation—Foreign Exchange Registration of Employee Stock Incentive Plans”.

PRC regulations relating to acquisitions in China require us to obtain certain approvals from the MOC and the failure to obtain such approvals could have a material and adverse effect on our business, results of operations, reputation and the trading price of our ADSs.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, jointly issued by six PRC regulatory agencies and amended by the MOC in 2009, include provisions that purport to require the MOC’s approval for acquisitions by offshore entities established or controlled by domestic companies, enterprises or natural persons of onshore entities that are related to such domestic companies, enterprises or natural persons. However, the interpretation and implementation of the M&A Rules remain unclear with no consensus currently existing regarding the scope and applicability of the MOC approval requirement on foreign acquisitions among related parties.

We have entered into contractual arrangements with each of Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu and their respective shareholders, which provide us with substantial ability to control each of these entities. See “Item 4. Information on the Company—C. Organizational Structure”.

If the MOC subsequently determines that their approval was required for such contractual arrangements, we may need to apply for a remedial approval. There can be no assurance that we will be able to obtain such approval or waiver of such approval from the MOC. Inability to obtain such approval or waiver from the MOC may have a material and adverse effect on our business. Further, we may be subject to certain administrative punishments or other sanctions from the MOC. The MOC or other regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of U.S. dollars into China, or take other actions that could have further material and adverse effects on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules and recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security; or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the MOC when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council in August 2008 is triggered. In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the MOC in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the MOC, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions. We believe that our business is not in an industry related to national security but we cannot preclude the possibility that the MOC or other government agencies may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future, in which case our future acquisitions in China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

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

Our consolidated variable interest entities are directly held by certain PRC individuals designated by us and thus are not able to make dividend payments to our PRC subsidiaries and holding companies outside China. We have the right to charge our consolidated variable interest entities service fees through our relevant PRC subsidiaries pursuant to the exclusive technical support agreements entered into with our consolidated variable interest entities, which together with the other agreements with our consolidated variable interest entities and their respective shareholders, enable us to enjoy substantially all of the economic benefits of our consolidated variable interest entities. These contractual arrangements we have entered into with our consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements we have entered into with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu may be subject to scrutiny by the PRC tax authorities and a finding that we, Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu owe additional taxes could reduce our net income and the value of your investment”. Our consolidated variable interest entities have paid and will continue to pay the service fees to our relevant PRC subsidiaries pursuant to the exclusive technical support agreements between them.

Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. In addition, the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated. We have not received any dividend payments or other distributions from our PRC subsidiaries, and as we currently intend to retain all of the available funds and any future earnings of our PRC subsidiaries to fund the development and growth of our business, we do not expect to receive any dividend payments or other distributions from our PRC subsidiaries in the foreseeable future.

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

Any loans we extend to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, cannot exceed the statutory limit and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debt of a foreign-invested company was the difference between the amount of total investment and the amount of registered capital of such foreign-invested company as approved by the MOC or its local counterpart. According to a notice issued by the People’s Bank of China regarding foreign debt on January 11, 2017, the total amount of foreign debt of our PRC subsidiaries or consolidated variable interest entities or other PRC domestic entities shall not exceed two times of their respective net assets. Pursuant to the above notice and other PRC law regarding foreign debt, within a one-year grace period starting from January 11, 2017, the statutory limit for the total amount of foreign debt of a foreign-invested company, which is subject to its own choice, is either the difference between the amount of total investment and the amount of registered capital as approved by the MOC or its local counterpart, or two times of their respective net assets. It is very likely that our PRC subsidiaries will elect to apply two times of their respective net assets as the limit for foreign debt if any of them needs to borrow any foreign debt during the grace period. We may extend loans to the relevant PRC subsidiary in an amount that does not exceed the difference between the amount of its total investment and the amount of its registered capital or two times of its net assets referenced above. With respect to our consolidated variable interest entities or other domestic PRC entities, the limit for the total amount of foreign amount is two times of their respective net assets pursuant to the above notice. According  to Notice of the National Development and Reform Commission on Promoting the Administrative Reform of the Recordation and Registration System for Enterprises’ Issuance of Foreign Debts issued by the National Development and Reform Commission in September 2015, any loans we extend to our consolidated variable interest entities or other PRC operating companies that are domestic PRC entities for more than one year must be filed with the National Development and Reform Commission or its local counterpart and must also be registered with SAFE or its local branches.

We may also decide to finance our PRC subsidiaries by means of capital contributions. According to the Interim Measures for the Recordation Administration of the Formation and Modification of Foreign-Funded Enterprises issued by the MOC on October 8, 2016, these capital contributions shall be filed with the MOC or its local counterpart. SAFE has also issued a few circulars with respect to the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi and the flow and use of such Renminbi fund. Capital contributions are currently required to be filed in the Foreign Investment Comprehensive Management Information System. In March 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, effective June 2015, or SAFE Circular 19. Under SAFE Circular 19, a foreign-invested enterprise may choose to convert its registered capital from foreign currency to Renminbi on a self-discretionary basis, and the Renminbi capital converted can be used for equity investments within China, which will be regarded as the reinvestment of foreign-invested enterprise.

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

The discontinuation of any of the preferential tax treatments currently available to us in China or imposition of any additional PRC taxes on us could adversely affect our financial condition and results of operations.

Pursuant to a Circular on Enterprise Income Tax Preferential Treatments issued by the State Administration of Taxation, or SAT, and the Ministry of Finance effective February 2008, as partially amended by a Circular on Enterprise Income Tax Policies for Further Encouraging the Development of the Software Industry and the Integrated Circuit Industry, a qualified software enterprise is eligible to be exempted from income tax for its first two profitable years, followed by a 50% reduction in income tax, to a rate of 12.5%, for the subsequent three years. Shanghai Fangxin, a wholly owned subsidiary of ours, was recognized as a qualified software enterprise and was further approved by the local tax authority in October 2012 to become eligible for being exempted from income tax for 2012 and 2013, followed by a 50% reduction in income tax from 2014 through 2016. Shanghai Fangxin has ceased to enjoy preferential tax treatment starting from 2017. Shanghai SINA Leju was entitled to enjoy a favorable statutory tax rate of 15% for 2013 and 2014 as a “high and new technology enterprise”. Shanghai SINA Leju renewed its qualification of “high and new technology enterprise” in 2015 and is entitled to enjoy a favorable statutory tax rate of 15% from 2015 through 2017. If Shanghai SINA Leju fails to maintain “high and new technology enterprise” status, its applicable enterprise income tax rate may increase to up to 25%. The loss or potential loss of preferential tax treatments enjoyed by Shanghai Fangxin and Shanghai SINA Leju could have a material and adverse effect on our financial condition and results of operations.

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

In February 2015, the SAT issued the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Share Transfer by Non-PRC Resident Enterprises, or the SAT Bulletin 7, which replaced previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or the SAT Circular 698, issued by the SAT in 2009. Pursuant to the SAT Bulletin 7, an “indirect transfer” of assets of a PRC resident enterprise, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such transaction arrangement lacks a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to the SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity interests in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. In respect of an indirect transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. If the underlying transfer relates to immovable properties located in China or to equity interests in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to preferential tax treatment under applicable tax treaties or similar arrangements, if any, and the party who is obligated to make payments for the transfer has a withholding obligation. Although the SAT Bulletin 7 does not apply to share transfers of publicly traded companies, there is uncertainty as to the application of the SAT Bulletin 7 or previous rules under the SAT Circular 698. We and our non-PRC resident investors may be at risk of being subject to tax filing or withholding obligations under the SAT Bulletin 7 and we may be required to expend valuable resources to comply with the SAT Bulletin 7 or to establish that we should not be taxed under the SAT Bulletin 7.

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

Under the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements, effective November 2015, our Hong Kong subsidiaries need to obtain approval from the relevant local branch of the SAT in order to enjoy the preferential withholding tax rate of 5% in accordance with the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income. The SAT further clarified in a circular that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. It is unclear at this stage whether this circular applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries. However, it is possible that our Hong Kong subsidiaries might not be considered as “beneficial owners” of any dividends from their PRC subsidiaries and as a result would be subject to withholding tax at the rate of 10%. As a result, there is no assurance that our Hong Kong subsidiaries will be able to enjoy the preferential withholding tax rate.

In addition, under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the EIT Law, “de facto management bodies” are defined as the bodies that have material and overall management and control over the business, personnel, accounts and properties of the enterprise. A subsequent circular issued by the SAT provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in China.

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

Currently, we mainly use City Rehouse, and its subsidiaries to provide support for our e-commerce business. Certain of the support services provided by City Rehouse and its subsidiaries may be regarded as real estate agency and brokerage services under PRC law. Pursuant to the previous Foreign Investment Industrial Guidance Catalogue issued in 2011, foreign ownership of the real estate agency and brokerage business in China is subject to government approval. Accordingly, the establishment of, or investment in any company with a registered business scope of, real estate agency and brokerage services in China by our PRC subsidiaries directly is, and by our PRC subsidiaries indirectly through their subsidiaries may be, subject to approval of the MOC or its relevant local counterparts which should be obtained before registering such company with the SAIC or its local counterparts. Although City Rehouse has not obtained approval from the competent local branch of the MOC in connection with its establishment of, or investment in, its subsidiaries with a registered business scope of real estate brokerage business, each subsidiary of City Rehouse has obtained and maintained a business license with such business scope, and none of such subsidiaries has received any notice of warning or penalties from the competent authorities for lacking such approval.

The latest Foreign Investment Industrial Guidance Catalogue, effective April 2015, loosens the restrictions on foreign ownership of the real estate agency and brokerage business in China by removing it from the restricted category for foreign investment. Under the new catalogue, City Rehouse no longer needs the approval of the MOC or its relevant local counterparts for the establishment of, or investment in any new PRC subsidiary with a registered business scope of real estate agency and brokerage services. However, we cannot assure you that the historical non-compliance of City Rehouse not obtaining the requisite government approval would not be found as a violation by relevant PRC government authorities. If the historical non-compliance were found and determined by the relevant PRC government authorities as a violation, our relevant subsidiaries would be subject to warnings, fines or even revocation of its licenses.

In addition, pursuant to the relevant regulations regarding real estate agency and brokerage businesses, a real estate broker must conduct a filing with the real estate administrative authority within 30 days after issuance of its business license. We have completed the filing with the competent local real estate administrative authorities for our 22 PRC operating entities which currently provide support services considered to be real estate agency and brokerage services under the PRC law. In addition, among our other 31 PRC operating entities with the registered business scope of real estate brokerage business which are intended to provide support services to our e-commerce business, we are in the process of making such filings with the relevant local real estate administrative authorities for two entities, and are in the process of preparing the relevant application documents with respect to all the remaining 29 entities which intend to make such filings. The requirements of the local real estate administrative authority for such filing may vary in different cities and we cannot assure you that we will be able to complete such filing in a timely manner or at all. If we fail to properly complete such filings, it may limit the ability of the relevant PRC operating entities to provide similar support service to our e-commerce business.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issued the audit reports included in this annual report filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of the PCAOB inspections and lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the PRC affiliates of the “big four” accounting firms (including our independent registered public accounting firm) were affected by a conflict between U.S. and PRC law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the PRC firms access to their audit work papers and related documents. The firms were, however, advised and directed that under PRC law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the PRC-based accounting firms (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the SEC. On February 6, 2015, before SEC’s review had taken place, the firms reached a settlement with the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to PRC-based accounting firms’ audit documents via the China Securities Regulatory Commission. If they fail to meet specified criteria, the SEC retains the authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding PRC-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

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

In 2016, the closing price of our ADSs on the NYSE, varied from a high of $5.83 to a low of $3.28.

The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations due to factors beyond our control, such as broad market and industry factors. The securities markets in the United States, China and elsewhere have experienced significant price and volume fluctuations that are not related to the operating performance of particular companies, particularly in recent years. The securities of some PRC-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. Since 2011, some PRC-based companies became targets of short sellers. Any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other PRC companies may also negatively affect the attitudes of investors towards PRC companies in general, including us, regardless of whether we have conducted any inappropriate activities. Although we have confidence in our corporate governance practice and internal control over financial reporting, we cannot assure you that we will not be subject to such attack. Any negative news or perceptions about our corporate governance or accounting practice in the future, regardless of its merits, will negatively affect the trading performance of our ADSs. In addition, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. E-House, SINA and Tencent held an aggregate of approximately 86% of our ordinary shares outstanding as of March 31, 2017. The sale or perceived sale of a substantial amount of our ADSs by any of these principal shareholders could adversely affect the prevailing market price for our ADSs. Such sales or perceived sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. In addition, if we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this, in turn, could have an adverse effect on the price of our ADSs.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (2016 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We are a Cayman Islands company and a substantial majority of our assets are located outside the United States. A significant percentage of our current operations are conducted in China. In addition, a significant majority of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons or to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

We will be classified as a “passive foreign investment company”, or “PFIC” for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (as determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat our consolidated variable interest entities as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements.

While we believe we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2016 and do not expect to be a PFIC for the current taxable year and the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC for the current taxable year or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ADSs or ordinary shares from time-to-time, (which may be volatile)). Furthermore, the determination of whether we will be or become a PFIC will also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes our risk of being classified as a PFIC may substantially increase. It is also possible that the Internal Revenue Service, or the IRS, may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or, becoming classified as, a PFIC for the current or future taxable years. In addition, there can be no assurance our business plans will not change in a manner that will affect our PFIC status.

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

ITEM 4.                        INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

Leju Holdings Limited was incorporated as our holding company in November 2013 by E-House, a leading real estate services company in China listed on the NYSE at the time. E-House had remained our parent company and controlling shareholder after our initial public offering in April 2014 until December 30, 2016. Substantially all of our operations are conducted through the PRC subsidiaries and consolidated variable interest entities under China Online Housing Technology Corporation, or China Online Housing, Omnigold Holdings Limited, or Omnigold, China E-Real Estate Holdings Limited, or E-Real, and E-House China (Tianjin) Holdings Limited, or E-House Tianjin, each of which became our subsidiary in December 2013 as part of a restructuring by E-House. China Online Housing was incorporated as a joint venture of SINA and E-House in 2008 to operate the SINA real estate and home furnishing website and related business, including online advertising services. China Online Housing became a consolidated subsidiary of E-House in 2009 and a wholly owned subsidiary of E-House in 2012. Omnigold was incorporated by E-House in October 2010 to operate the home furnishing services business and is currently 84% owned by us. E-Real and E-House Tianjin were incorporated by E-House in June 2011 and March 2012, respectively, and are wholly owned by us. E-Real was incorporated to operate the real estate e-commerce business. E-House Tianjin supports our real estate e-commerce business.

Due to PRC legal restrictions on foreign ownership and investment in the internet information services and advertising businesses, we conduct such activities through contractual arrangements with our consolidated variable interest entities in China. Our e-commerce business with respect to new residential properties is operated through our contractual arrangements with Shanghai Yi Xin and its shareholders. Our e-commerce business with respect to home furnishing is operated through our contractual arrangements with Beijing Jiajujiu and its shareholders. Our online advertising business for new residential properties websites and our secondary listings business are operated through our contractual arrangements with Beijing Leju and its shareholders. We have entered into, through our PRC subsidiaries, Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng, a series of contractual arrangements with Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective shareholders. As a result of these contractual arrangements, Leju Holdings Limited, through PRC subsidiaries, is the primary beneficiary of these PRC entities and accounts for them as variable interest entities, and consolidates the financial results of these entities into our financial statements in accordance with U.S. GAAP. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure”.

On April 17, 2014, our ADSs commenced trading on the NYSE under the symbol “LEJU”. We raised from our initial public offering approximately $101.4 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. Concurrently with our initial public offering, we also raised from Tencent in a private placement $18.9 million in net proceeds after deducting estimated fees and expenses payable by us.

Our Relationship with E-House

We had been controlled by E-House until December 30, 2016. Prior to our initial public offering in April 2014, E-House has provided us with accounting, administrative, marketing, internal control, customer service and legal support, and has also provided us with the services of a number of its executives and employees.

We have entered into agreements with E-House with respect to various ongoing relationships between us. These include a master transaction agreement, an offshore transitional services agreement, an onshore transitional services agreement, a non-competition agreement and an onshore cooperation agreement. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions and Agreements with E-House” and “Item 3. Key Information—Risk Factors—Risk Related to Our Relationships with E-House and SINA”.

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

On April 15, 2016, E-House entered into a merger agreement with Parent and E-House Merger Sub Ltd., a wholly owned subsidiary of Parent. Parent is a Cayman Islands company jointly established by Mr. Xin Zhou, SINA and certain other persons, and controlled by Mr. Zhou. On August 12, 2016, E-House Merger Sub Ltd. merged with and into E-House, with E-House continuing as the surviving company and a wholly owned subsidiary of Parent. Following the completion of the merger, E-House has ceased to be a reporting company under the Exchange Act and its American depositary shares have ceased trading on the NYSE.

Concurrent with the closing of the merger, Parent, Mr. Zhou, SINA and certain other shareholders of Parent entered into a shareholders agreement, pursuant to which (a) Parent undertakes, among other things, that it will not, directly or indirectly, dispose of any ordinary shares of Leju owned by E-House without the prior written approval of each of Mr. Zhou and SINA, and (b) during the subsequent 18-month period, Parent has an option to repurchase all the equity interest held by SINA in Parent for a consideration consisting of (i) 30% of the total outstanding ordinary shares of Leju at the time of the repurchase and (ii) a cash payment. On December 30, 2016, Parent exercised the option and repurchased all the ordinary shares held by SINA in Parent, for an aggregate consideration comprised of 40,651,187 ordinary shares of Leju and a cash payment of $129,038,150. As a result of the foregoing transactions, E-House has ceased to be our controlling shareholder but has remained a principal shareholder of ours. As of March 31, 2017, E-House owned 53,043,733 ordinary shares and 180,925 ADSs of us, representing approximately 39.2% of our total outstanding ordinary shares.

Our Relationship with SINA

Through an agreement entered into between SINA and E-House in 2009, we own SINA’s real estate operations. To a large extent, the operations and revenues of our business rely on SINA’s cooperation with us. The domain names of some major websites of our business are owned by SINA and licensed to us through agreements which we initially entered into with SINA in 2009 with terms through 2019 and which we amended and restated in 2014 to extend through 2024. A significant number of users of these websites are linked through other SINA websites. Pursuant to an advertising inventory agency agreement with SINA, we are the exclusive agent of SINA for selling advertising to the real estate advertisers through 2024.

Following the going-private transaction of E-House and the repurchase from SINA of ordinary shares in Parent as described under “Our Relationship with E-House”, SINA has become a principal shareholder of ours. As of March 31, 2017, SINA owned 42,081,187 ordinary shares and 36,687 ADSs of us, representing approximately 31.0% of our total outstanding ordinary shares. On March 21, 2017, we entered into a registration rights agreement with SINA, which grants SINA the same registration rights with respect to our ordinary shares as those granted to E-House and Tencent under an investor rights agreement dated March 31, 2014.

Our Relationship with Tencent

On March 10, 2014, we entered into a strategic cooperation agreement with Tencent, a provider of comprehensive internet services serving the largest online community in China. Pursuant to the strategic cooperation agreement, we and Tencent have agreed to jointly develop software and tools for use on Weixin to facilitate our opening of Weixin public accounts associated with real estate projects, which provides real estate information to Weixin users, enable us to better connect with our users through such accounts and expand payment solutions provided to user. We have agreed to adopt Weixin payment solutions as the default payment method for real estate O2O e-commerce transactions conducted by our users on Weixin. We and Tencent have also agreed to explore and pursue additional opportunities for potential cooperation, including but not limited to cooperation involving Tencent’s social communications platform, including Weixin, “QQ” and “mobile QQ”; the social media service, “Tencent Weibo”; the social networking service “Qzone”; and/or certain other Tencent wholly-owned internet properties in China.

In March 2014, pursuant to a share purchase and subscription agreement we entered into with E-House and Tencent, Tencent acquired from E-House 19,201,800 of our ordinary shares, or 15% of our total outstanding shares on a fully diluted basis, including all options and restricted shares and any other rights to acquire our shares that were granted and outstanding, for $180 million in cash. Concurrent with the consummation of our initial public offering, Tencent purchased 2,029,420 ordinary shares from us at a price per ordinary share equal to the initial public offering price per ordinary shares to maintain a 15% equity interest in us on a fully diluted basis as of the consummation of our initial public offering. In connection with the sale of shares to Tencent, we have entered into an investor rights agreement on March 31, 2014 with E-House and Tencent, which grants E-House and Tencent certain registration rights with respect to our ordinary shares owned by them, grants certain board representation rights to Tencent and places certain restrictions on the transfer of our ordinary shares by E-House or Tencent.

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions and Agreements with Tencent” for more information.

Corporate Information

Our principal executive offices are located at 15/F, Beijing Shoudong International Plaza, No. 5 Building, Guangqu Home Dongcheng District, Beijing 100022, People’s Republic of China. Our telephone number at this address is +86 10 5895 1000. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. In addition, we have 58 branch offices in mainland China and a branch office in Hong Kong. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.                                    Business Overview

Overview

We are a leading O2O real estate services provider in China. We offer real estate e-commerce, online advertising and online listing services through our online platform, which comprises local websites covering over 370 cities and various mobile applications. We integrate our online platform with complementary offline services to facilitate residential property transactions and home renovation transactions. In addition to our own websites, we also operate various real estate and home furnishing websites of SINA. We had also operated Baidu’s real estate and home furnishing websites until December 31, 2015. Moreover, we operate official accounts on Weixin and Weibo.

E-Commerce. We offer e-commerce services primarily in connection with new residential property sales. Our O2O services for new residential properties include selling discount coupons and facilitating online property viewing, physical property visits, marketing events and pre-sale customer support. We earn revenue primarily from the sale of discount coupons used for property purchases. We also facilitate transactions on our platform for home furnishing business and earn commissions from merchants based on the value of merchandise sold by them generally.

Online Advertising. We currently sell advertising primarily on the SINA new residential properties and home furnishing websites, which are operated by us. We also had similar arrangement with Baidu until December 31, 2015. In addition, we are the exclusive advertising agent for the SINA home page and non-real estate websites with respect to advertising sold to real estate and home furnishing advertisers. We also had the exclusive right to sell Baidu’s Brand-Link product for real estate related advertising until December 31, 2015.  We earn revenue primarily from advertising sales to property developers and home furnishing suppliers.

Listing. We offer fee-based online property listing services to real estate agents and free services to individual property sellers. We currently operate the SINA real estate websites for listings of existing residential properties for sale or lease. We had also operated the Baidu real estate websites for such listing until December 31, 2015.

We generated total revenues of $496.0 million, $575.8 million and $559.5 million in 2014, 2015 and 2016, respectively. We generated net income of $66.7 million and $34.8 million in 2014 and 2015, respectively, and incurred net loss of $11.6 million in 2016. We had adjusted net income of $90.9 million, $56.9 million and $8.4 million in 2014, 2015 and 2016, respectively. Substantially all of our operations are in China. For information regarding adjusted net income, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures”.

Our O2O Platform

We offer multiple online and offline access points for consumers. We reach consumers through our own websites, various websites on sina.com which are operated by us, Weibo, Weixin, and various mobile applications. These websites and mobile applications enable us to better reach potential purchasers for whom we are then able to provide our offline services. We also provide complementary offline services to cultivate customer loyalty and ensure superior customer experience.

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

We operate the following websites:

•                  new residential property websites, including house.sina.com.cn and leju.com, where viewers are automatically directed to a local website with localized information and services, covering 370 cities; on house.sina.com.cn and leju.com, we offer customers the ability to purchase discount coupons for property purchases;

•                  existing residential property focused websites, including esf.sina.com.cn and esf.leju.com, where viewers are automatically directed to a local website with localized information and services, covering over 290 cities; and

•                  home furnishings websites, including jiaju.com, which is a platform for distributors to offer home furnishings to consumers, jiaju.sina.com.cn, which offers information with respect to home furnishing, and 7gz.com (formerly qianggongzhang.com), which is a platform connecting customers with professional contractors; viewers have access to localized information on home furnishing information, offerings and listings of contractors across China through our home furnishing websites.

We sell online advertising on each of our self-operated local websites covering 69 cities. We also outsource 308 local websites to third parties that pay us fixed fees for the right to operate the websites. The amount of user traffic on the websites that we own or operate, our ability to achieve user demographic characteristics that are attractive to advertisers, and our ability to demonstrate such user traffic and demographic characteristics through website traffic tracking tools and reporting systems are important factors in maintaining our advertising revenue from websites that we operate directly and fixed fees from websites that we outsource to third parties. We track such data internally and through third party tracking tools. We identify cities to convert to direct operations on an ongoing basis.

Mobile Applications

Our major mobile applications include “Leju Home Purchase” (an upgraded version of “Pocket Leju”), “Leju Er Shou Fang”, “Fang Niu Jia” and “Qianggongzhang Renovation”, each of which has version for the iOS and Android operating systems.

•                  Leju Home Purchase, an upgraded version of Pocket Leju, is a comprehensive mobile real estate e-commerce platform. It provides personalized services to consumers and potential buyers of new and existing homes, and potential residential renters. These services include local market news, scheduling home visits, selection, access to purchase discounts, special offer recommendations, local housing price interpretations, purchase guides, property assessment, tax calculation, housing loan calculation and others.

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

•                  Qianggongzhang Renovation is a national mobile platform connecting consumers with professional home furnishing and renovation contractors. It provides personalized renovation information to consumers, including localized information on home furnishing, and offerings and listings of contractors across China.

On March 10, 2014, we entered into a strategic cooperation agreement with Tencent, a provider of comprehensive internet services serving the largest online community in China. Pursuant to the strategic cooperation agreement, we and Tencent have agreed to jointly develop software and tools for use on Weixin to facilitate our opening of Weixin public accounts associated with real estate projects, which we believe will provide real estate information to Weixin users, enable us to better connect with our users through such accounts and expand payment solutions provided to users. We have agreed to adopt Weixin payment solutions as the default payment method for real estate O2O e-commerce transactions conducted by our users on Weixin. We and Tencent have also agreed to explore and pursue additional opportunities for potential cooperation, including but not limited to cooperation involving Tencent’s social communications platform, including Weixin, “QQ” and “mobile QQ”; the social media service, “Tencent Weibo”; the social networking service, “Qzone”; and/or certain other Tencent wholly-owned internet properties in China. By December 2015, we had opened over 70,000 project-related official accounts on Weixin. In December 2016, we launched various new advertising products based on cross-utilizing databases in cooperation with Tencent that allows for more accurate targeting of customers for our clients in the real estate and home furnishing industries.

In March 2014, we launched our mobile e-commerce platform based on (i) existing mobile applications developed by our company, including “Leju Home Purchase” (an upgraded version of “Pocket Leju”) and “Fang Niu Jia”, and (ii) Weibo and Weixin, two of China’s leading social media platforms. Our mobile platform aims to connect home buyers and developers and real estate agents through mobile devices to allow potential buyers to view detailed information about real estate projects, conduct live chats with sales agents, make appointments for property viewing, reserve individual units, and purchase discount coupons. Our mobile e-commerce platform will also connect real estate sales personnel and agents with potential home buyers and sellers, including through live chat services, in addition to providing updated customer data and analysis and a facility for making appointments for site visits.

In June 2014, we officially launched the first “Weixin Home Promotion”, using the Weixin platform as an integral part of our mobile e-commerce platform. In July 2014, we upgraded our mobile e-commerce platform to consolidate all of our mobile resources to provide developers with three unique groups of mobile promotional tools, including media channels, communication tools and e-commerce tools, to further enhance mobile marketing for our clients. Since then we have continually added new product offerings on our mobile platform, including various interactive marketing games. In July 2015, we launched an innovative mobile product in cooperation with Didi Chuxing, a leading mobile transportation platform in China, to arrange individual site visits for customers using private cars.

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

E-Commerce

The majority of our e-commerce revenue is derived from the sale of discount coupons for new residential properties that are promoted by developers. We commenced the sale of discount coupons from the first quarter of 2012. In addition, since the third quarter of 2012, we have provided third-party merchants of home furnishing and improvement products and services with the ability to reach consumers through our home furnishing platform, jiaju.com. Our revenues generated from e-commerce services in 2014, 2015 and 2016 were $326.7 million, $420.6 million and $419.0 million, respectively, representing 65.9%, 73.0% and 74.9%, respectively, of our total revenues for those periods.

O2O Services for New Residential Properties

Our O2O offering includes selling discount coupons for new residential properties, facilitating online property viewing and physical property visits, setting up telephone calls between prospective purchasers and representatives of developers, organizing real property exhibitions and promotion events, and facilitating pre-sales customer support provided by developers. Our O2O services can be accessed by prospective purchasers through the real estate website of SINA which we operate and our website, leju.com, as well as through our mobile applications. Prospective purchasers can also access our services at show houses for new residential properties and through real estate developers.

Discount Coupons. A discount coupon entitles a purchaser to purchase a property from the property developer at a particular development at a discount from the advertised price. Discount coupons can be purchased by prospective property purchasers online at leju.com and house.sina.com.cn, and their respective local websites as well as offline in showrooms for new property developments. We enter into arrangements with developers whereby we offer O2O services, including the sale of discount coupons, to promote and facilitate property sales. Each such arrangement is specific to a particular development. The arrangement may terminate at a pre-agreed date or continue until all properties at the development have been sold, as agreed in advance by the developer and us. Coupons may expire on a stated expiry date, typically at the end of a promotional period, or when all properties at the development to which the coupon relates have been sold. When a prospective property purchaser purchases a discount coupon as part of our O2O services, the purchaser remits the payment for the coupon to an account maintained by the purchaser with an independent payment platform provider. Upon confirmation from a purchaser or developer that a discount coupon is redeemed to purchase property, the payment for the discount coupon is transferred to us. However, if for any reason the coupon is not redeemed, the payment is refunded to the purchaser and we do not earn revenue from the transaction.

The following table sets forth certain operating metrics with respect to our sales of discount coupons for the periods specified.

	Three months ended March 31, 2016	Three months ended June 30, 2016	Three months ended September 30, 2016	Three months ended December 31, 2016
Number of discount coupons issued to prospective purchasers (number of transactions)	59,302	76,383	132,142	59,047
Number of discount coupons redeemed (number of transactions)(1)	34,243	49,982	53,602	37,678

Note:

(1)         The number of discount coupons issued to prospective purchasers that were used by the purchaser to obtain a discount in connection with a property purchase during the period. We recognize revenue from the sale of discount coupons that are redeemed. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies”.

We have entered into arrangements with China Unionpay to use its payment platform to collect payments for discount coupons. Under our agreement with China Unionpay, we are China Unionpay’s exclusive partner for real estate e-commerce services during the term of our contract and China Unionpay has agreed not to provide e-payment services to other real estate internet enterprises. The current term of this agreement will expire in 2019. Either party may terminate the agreement upon 30 days written notice to the other party. Under the agreement, China Unionpay provides customers with the ability to make online or on-site payments.

Financial services products. In connection with our discount coupon offerings, we also offer to qualified home purchasers various financial services products, with a view of facilitating the integration of real estate e-commerce with financial services, increasing liquidity and improving the overall purchasing power of home purchasers in China. In November 2013, we formed a strategic partnership with CITIC Bank Corporation Limited, or CITIC, pursuant to which CITIC introduced Leju Loan through our online platform. Through Leju Loan, qualified home purchasers who purchase real estate through our real estate e-commerce platform at leju.com can obtain a line of credit from CITIC by pledging their existing properties as collateral. In July 2014, we also offered a one-time “Easy Home Plan”, which allowed qualified home purchasers to obtain a bridge loan of up to 50% of the down payment through Leju e-Loan, a product offered through “Fang Jin Suo” platform, the first online real estate financial services platform in China. The “Fang Jin Suo” platform was jointly developed by E-House, SINA and Sequoia Capital. We believe that the product offerings have made our online platform more attractive to both developers and home purchasers, but we do not currently have revenues from these products.

Home Furnishing

Our website, jiaju.com, is a business-to-consumer platform that we launched in the third quarter of 2012, through which home furnishing suppliers may offer their products to consumers. We charge distributors a technical services fee in connection for setting up the service and a commission based on the value of products and services sold through our platform. Payments for purchases made on jiaju.com are processed by our third-party partner, which allocates such payments to home furnishing suppliers and us in accordance with our pre-agreed arrangements with home furnishing suppliers.

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

Online Advertising

The majority of our online advertising revenues are generated from sale of advertising on real estate and home furnishing websites to real estate developers and home furnishing suppliers. Since the second quarter of 2016, we started to generate advertising revenues from our contractor platform 7gz.com. We also generated advertising revenues from Weixin, Weibo and various mobile applications during 2016. Our revenues generated from advertising services in 2014, 2015 and 2016 were $155.1 million, $134.2 million and $118.0 million, respectively, representing 31.2%, 23.3% and 21.1%, respectively, of our total revenues for those periods.

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

In July 2014, we launched qianggongzhang.com (now 7gz.com), an online platform for independent contractors who serve home purchasers in the home renovation and decoration process, by working with city-level operators who aggregate the contractors. Home purchasers in each city can use the website to choose and compare up to three free quotes from individual contractors before selecting a contractor and can rely on third-party inspection companies engaged by us to ensure quality control during and after the renovation and decoration process.  We generate revenue from independent contractors and home purchasers.

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

Furthermore, as the exclusive real estate advertising agency for SINA non-real estate websites, we facilitate advertising by our real estate advertising clients on the SINA real estate websites as well as non-real estate websites. Real estate advertising offerings on SINA websites include online advertising and sponsorship arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of SINA websites, in particular formats, such as banners and text links, and over particular periods of time. Sponsorship arrangements allow advertisers to sponsor a particular area on SINA websites in exchange for a fixed payment over the contract period. Real estate advertising on SINA websites also includes revenue from outsourcing arrangements with local business partners. Revenues from outsourcing arrangements are on a fixed fee and recognized ratably over the term of the contract. Our revenues generated from advertising on SINA websites represented 89.9%, 90.1% and 91.8%, respectively, of our total revenues from online advertising in 2014, 2015 and 2016.

We and SINA have entered into a number of agreements governing our relationship with SINA, including an advertising inventory agency agreement, an amended and restated domain name and content license agreement, an amended and restated trademark license agreement and an amended and restated software license and support services agreement. For descriptions of these agreements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions and Agreements with SINA”.

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

Most of our revenues generated by our arrangements with Baidu are derived from sales of the Brand-Link product. Our revenues generated from advertising on Baidu websites represented 10.1%, 9.9% and 6.1% of our total revenues from online advertising in 2014, 2015 and 2016, respectively.

Listing

We offer online residential listing services for sales and leases of existing residential properties. Our listing services are currently offered in 14 cities where we maintain a local sales force and in an additional 282 cities where we allow real estate agents to use our platform to post their listings. Our revenues generated from online listing services in 2014, 2015 and 2016 were $14.3 million, $21.0 million and $22.5 million, respectively, representing 2.9%, 3.7% and 4.0%, respectively, of our total revenues for those periods. Real estate agents and property owners use our listing services. Payment of the listing fees entitles them to post multiple listings for properties over the subscription period. Our listing subscription contracts are typically for a term of up to one year with fixed fees payable on a monthly basis. The subscription fees are generally fixed and vary from city to city. We also provide free listing services to individual property sellers selling existing residential properties. Our listing customers submit property listings by logging on to our platform directly. Once a listing has been uploaded to our website, it can be viewed for free by visitors to our website. All visitors to our website have access to listing information free of charge, 24-hours a day. With respect to listings submitted by agents or brokers, the name of the agent or broker appears as a link, offering viewers access to additional listings promoted by the same agent or broker.

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

We conduct advertising activities in 69 cities where we directly operate local websites through promotional events for developers and other industry participants, including industry award ceremonies, panel discussions and similar events.

Sales and Marketing

Most of our new home advertising revenue and home furnishing advertising revenue is derived from our direct sales force. We also derive new home and home furnishing advertising revenue from sales through third party advertising agencies.

We have built a sales and marketing team that is experienced in the online advertising, internet and real estate industries. Our sales and marketing team comprised 1,123 personnel as of December 31, 2016. Our sales and marketing personnel work closely with our customers in local markets and help us gain insight into developments in these local markets, the competitive landscape and new market opportunities, which help us set our prices and strategies for each locality.

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

Competition

We face competition from other companies in each of our primary business activities. We compete with these companies primarily on our ability to attract consumers to our websites. We compete for consumers principally on the basis of the quality and quantity of real estate listings and other information content and services. We also compete for developers’ business on the basis on website traffic volume, consumer loyalty, geographic coverage and service offerings. We also compete for qualified employees with skills and experience related to sales, real estate services, advertising, technology and the internet industry. Our largest competitor at the national level is fang.com, formerly soufun.com, with which we compete on all of our business lines. We also face various other competitors with whom we may compete on one or more lines of business. For example, we compete with providers for online property listings, including 58.com, which acquired anjuke.com in 2015, and compete with mobile-based providers of news, such as Toutiao.com, for our online advertising business. In addition, we have faced and may continue to face competition from regionally focused websites providing regional real estate listings together with localized services, such as house365.com in the Nanjing market. Our competitors may have more established brand names, larger visitor numbers and more extensive distribution channels than we do, either overall, or in specific regions in which we operate. We also compete with traditional advertising media such as general-purpose and real estate-focused newspapers, magazines, television and outdoor advertising that compete for spending on real estate advertising and listings.

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

We maintain our servers and backup servers in Beijing and Guangzhou. We believe our server hosting partners provide significant operating advantages, including high-quality bandwidth, constant room temperature and an enhanced ability to protect our systems from power loss, break-ins and other external causes of service interruption. We have not experienced any material system failures.

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

Restrictions on Foreign Investment in the Value-Added Telecommunication Industry and Advertising Industry

Restrictions on Foreign Investment in the Value-Added Telecommunication Industry

In September 2000, the State Council promulgated the Telecommunications Regulations, which categorize all telecommunications businesses in China as either basic telecommunications businesses or value-added telecommunications businesses. According to the Classification of Telecommunications Business effective March 1, 2016, internet information services are classified as value-added telecommunications businesses.

The State Council promulgated the Administrative Rules on Foreign-invested Telecommunications Enterprises in December 2001, as amended in September 2008, or the FITE Regulations. The FITE Regulations set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to these administrative rules, the ultimate capital contribution ratio of the foreign investor or investors in a foreign-invested telecommunications enterprise that aims to provide value-added telecommunications services may not exceed 50.0%. In addition, pursuant to the Foreign Investment Industrial Guidance Catalogue issued by the PRC government, the permitted foreign investment in value-added telecommunications service providers may not be more than 50%. However, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a track record and experience in operating a value-added telecommunications business overseas. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and the MOC or their authorized local counterparts, which retain considerable discretion in granting approvals.

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

In compliance with these laws and regulations, Beijing Leju, our consolidated variable interest entity, and Beijing Yisheng Leju Internet Technology Co., Ltd., a subsidiary of our consolidated variable interest entity Beijing Jiajujiu, each hold a valid ICP license issued by the local provincial branch of the MIIT for the operation of our value-added telecommunication business, while Shanghai Yi Xin, our consolidated variable interest entity, is currently in the process of renewing the term of its ICP license with the local provincial branch of the MITT.

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

Network Publication Service License

According to the Provisions on Network Publication Service Administration, jointly issued by the GAPPRFT and the MIIT in February 2016, all entities that are engaged in network publication service in China must obtain the Network Publication Service License from the GAPPRFT. Network publication service is broadly defined in the Provisions on Network Publication Service Administration Regulation as the use of information networks to provide the public with digital works that have characteristics of publication such as editing, creation or processing. Our consolidated variable interest entities and their subsidiaries do not have network publication licenses. For content which we believe are subject to the requirements of these licenses, such content is hosted by SINA through our contractual arrangement with SINA. In the case that SINA does not possess the necessary licenses and permits, our content hosted by SINA is subject to the risk of being suspended by government authorities. Moreover, we cannot assure you that government would not require us to obtain these licenses separately for operation of our own websites and those websites licensed to us even if the underlying hosting of the relevant content is provided by a qualified third party. See “Item 3. Key Information—D. Risk Factors—Risks related to Our Business—If we fail to obtain or keep licenses, permits or approvals applicable to the various online real estate services provided by us, we may incur significant financial penalties and other government sanctions”.

Online Transmission of Audio-Visual Programs

The GAPPRFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, effective January 2008. The Audio-visual Program Provisions apply to the provision of audio-visual program services to the public via internet (including mobile network) within the territory of China. Providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-visual Programs issued by the GAPPRFT or complete certain registration procedures with the GAPPRFT. Providers of internet audio-visual program services are generally required to be either state-owned or state-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program services determined by the GAPPRFT. In May 2008, the GAPPRFT issued a Notice on Relevant Issues Concerning Application and Approval of License for Online Transmission of Audio-visual Programs, which further sets forth detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-visual Programs. The notice also provides that providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-visual Program Provisions shall also be eligible to apply for the license so long as their violation of the laws and regulations (if any) is minor and can be rectified timely and they have no record of violation during the latest three months prior to the promulgation of the Audio-visual Program Provisions. In April 2010, the GAPPRFT issued the Internet Audio/Visual Program Services Categories (Provisional) which classified internet audio-visual programs into four categories. Our consolidated variable interest entities and their subsidiaries do not have Licenses for Online Transmission of Audio-visual Programs. For content which we believe are subject to the requirements of these licenses, such content is hosted by SINA through our contractual arrangement with SINA. In the case that SINA does not possess the necessary licenses and permits, our content hosted by SINA is subject to the risk of being suspended by government authorities. Moreover, we cannot assure you that government would not require us to obtain these licenses separately for operation of our own websites and those websites licensed to us even if the underlying hosting of the relevant content is provided by a qualified third party. See “Item 3. Key Information—D. Risk Factors—Risks related to Our Business—If we fail to obtain or keep licenses, permits or approvals applicable to the various online real estate services provided by us, we may incur significant financial penalties and other government sanctions”.

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

The Ministry of Public Security has also promulgated measures that prohibit the use of the internet in ways that, among other things, result in the leakage of government secrets or the spread of socially destabilizing content. The Ministry of Public Security and its local counterparts have supervision and inspection powers in this regard, and we may be subject to the jurisdiction of the local security bureaus. If an internet information service provider violates these measures, the PRC government may revoke its license and shut down its website. To comply with these laws and regulations, we require our users to accept the user terms or service agreement for registration with, and use of, our websites, whereby they agree to comply with the applicable PRC laws and regulations in using our websites, and we also maintain constant surveillance and monitoring on the information posted on our websites. However, the measures we take may not be adequate to ensure that all the information posted on our websites are in compliance with these laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks related to Our Business—Regulation of the internet industry in China, including censorship of information distributed over the internet, may materially and adversely affect our business”.

The security and confidentiality of information on the identity of internet users are also regulated in China. The Internet Information Service Administrative Measures promulgated by the PRC State Council require internet information service providers to maintain an adequate system that protects the security of user information. In December 2005, the Ministry of Public Security promulgated the Regulations on Technical Measures of Internet Security Protection, requiring internet service providers to utilize standard technical measures for internet security protection. Moreover, the Rules for Regulating the Market Order of Internet Content Services enhance the protection of internet users’ personal information by prohibiting internet information service providers from unauthorized collection, disclosure or use of personal information of their users. In December 2012, the Standing Committee of the National People’s Congress passed the Decision on Strengthening Internet Information Protection, which provides that all internet service providers in China, including internet information service providers, should require their users to provide real identity information when entering into service agreements or providing services to the users. In July 2013, the MIIT issued Provisions on Protecting Personal Information of Telecommunication and Internet Users, under which Internet information service providers are subject to strict requirements to protect personal information of internet users. The internet information service providers are prohibited from collecting personal information of internet users without obtaining consent from the users. Personal information collected shall be used only in connection with the services to be provided by Internet information service providers to such users and shall be kept in strict confidence. To comply with these laws and regulations, we require our users to accept the user terms or service agreement for registration with and use of our websites whereby they agree to provide certain personal information to us and agree to our use of their provided personal information under certain agreed circumstances, and we have established information security systems to protect users’ privacy.

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

PRC advertising laws and regulations also set forth certain content requirements for advertisements in China including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke violators’ licenses or permits for their advertising business operations. To comply with these laws and regulations, we maintain a task force to review the advertising materials to ensure the content does not violate the relevant laws and regulations before displaying such advertisements, and we also request relevant advertisers to provide proof of governmental approval if an advertisement is subject to special government review.

Regulations relating to Real Estate Brokerage Business

The principal regulations governing the real estate brokerage business in China include the Law on Administration of the Urban Real Estate issued by the Standing Committee of National People’s Congress in July 1994 and revised in August 2009, and the Administrative Measures for Real Estate Brokerage issued in January 2011. Pursuant to these laws, a company must register with local offices of the SAIC in each locality where it does business in order to operate real estate brokerage business. In addition, a real estate brokerage company and its branches shall file with the local real estate administrative authority within 30 days after it obtains the business license.

The previous Foreign Investment Industrial Guidance Catalogue issued in 2011 classified the real estate agency and brokerage services within the restricted category for foreign investment. Accordingly, a wholly foreign-owned enterprise in China was required to obtain approval from the MOC or its local counterpart in order to establish or invest in any subsidiary to engage real estate agency and brokerage services. The National Development and Reform Commission and the MOC issued a new Foreign Investment Industrial Guidance Catalogue, effective April 2015. The new Foreign Investment Industrial Guidance Catalogue removed the real estate agency and brokerage services from the restricted category. Accordingly, the establishment of or the investment in a subsidiary to engage in real estate agency and brokerage services is no longer subject to the approval of the MOC or its local counterparts.

We mainly use City Rehouse and its subsidiaries to provide support for our e-commerce business. Each subsidiary of City Rehouse has obtained and maintained a business license with such business scope, and 22 of our PRC operating entities have completed the filing with the competent local real estate administrative authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to obtain the approvals or complete the filings required for our real estate agency and brokerage business in China may limit our ability to provide real estate agency and brokerage services or establish new PRC operating entities”.

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

After receiving a trademark registration application, the PRC Trademark Office will make a public announcement with respect to the proposed trademark registration application if the relevant trademark passes the preliminary examination. Any person may, within three months after such public announcement, object to such trademark application. The PRC Trademark Office will then decide who is entitled to the trademark registration, and its decisions may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no objection is filed within three months after the public announcement period or if the objection has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked. As of December 31, 2016, we owned or licensed 250 registered trademarks in China, and had 37 trademark applications in various industry categories pending with the China Trademark Office.

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

Pursuant to the PRC Labor Contract Law and its amendments, dispatched employees are intended to be a supplementary form of employment and shall only apply to provisional, auxiliary or substitutive positions, and the fundamental form should be direct employment by enterprises and organizations that require employees. It is expressly stated that the number of dispatched employees an employer uses may not exceed a “certain percentage” of its total labor force. The Interim Provisions on Labor Dispatch effective March 2014, further set such percentage at 10% and provide a two-year transitional period for compliance with such requirement. Failure to comply with these requirements may result in orders of rectification and imposition of fines. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Increases in labor costs in China may adversely affect our business and our profitability”.

Regulations relating to Foreign Exchange Control and Administration

Foreign Exchange Administration

The principal regulation governing foreign currency exchange in China is the Regulations of the PRC on Foreign Exchange Administration, as amended in August 2008. Under the Regulations of the PRC on Foreign Exchange Administration and other relevant PRC regulations and rules, the Renminbi is convertible into other currencies for the purpose of current account transactions, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. The conversion of the Renminbi into other currencies and remittance of the converted foreign currency outside China for capital account transactions, such as capital injections, loans, repatriation of investments and investments in securities outside China, requires the prior approval from, or registration with, SAFE or its local branches.

As an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries; (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries; (iii) make loans to our PRC subsidiaries or consolidated variable interest entities; or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals, such as:

•                  capital contributions to our PRC subsidiaries must be approved by the MOC or its local counterparts;

•                  loans by us to our PRC subsidiaries cannot exceed the statutory limit which is the difference between the amount of total investment and the amount of registered capital of such subsidiaries as approved by the MOC or its local counterpart, and must be registered with SAFE or its local branches; and

•                  loans by us to our consolidated variable interest entities must be filed with the National Development and Reform Commission and must also be registered with SAFE or its local branches.

Under SAFE Circular 19,  effective June 2015, a foreign-invested enterprise may choose to convert its registered capital from foreign currency to Renminbi on a self-discretionary basis, and the Renminbi capital converted can be used for equity investments within China, which will be regarded as the reinvestment of foreign-invested enterprise. In addition, SAFE Circular 19 prohibits a foreign-invested enterprise from using Renminbi funds converted from its foreign currency registered capital to provide entrustment loans or repay loans borrowed from non-financial enterprises. Violation of these circulars could result in severe penalties, including heavy fines. These circulars may limit our ability to transfer funds to our consolidated variable interest entities and the subsidiaries of our wholly foreign-owned subsidiaries in China, and we may not be able to convert foreign currency-denominated funds into Renminbi to invest in or acquire any other PRC companies, or establish other consolidated variable interest entities in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries”.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, which substantially amends and simplifies the then current foreign exchange procedures. Under SAFE Circular 59, the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account) no longer requires approval by SAFE. Reinvestment of Renminbi proceeds by foreign investors in China no longer requires SAFE approval or verification.

In May 2013, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in China shall be conducted by way of registration. Institutions and individuals shall register with SAFE and/or its local branches for their direct investment in China. Banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.

In February 2015, SAFE promulgated the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, effective June 2015. Under SAFE Circular 13, the current foreign exchange procedures will be further simplified, and foreign exchange registrations of direct investment will be handled by banks instead of SAFE and its branches.

In January 2017, SAFE promulgated SAFE Circular 3, which stipulates several capital control measures on the outbound remittance of profit from domestic entities to offshore entities, including: (i) under the principle of genuine transaction, banks must check board resolutions regarding profit distribution, original version of tax filing records and audited financial statements; and (ii) domestic entities must hold income to account for previous years’ losses before remitting the profits.

Foreign Exchange Registration of Offshore Investments by PRC Residents

SAFE Circular 75 requires PRC residents to register with the relevant local branch of SAFE before establishing or controlling any company outside China, referred to as an offshore special purpose company, for the purpose of raising funds from overseas to acquire or exchange the assets of, or acquiring equity interests in, PRC entities held by such PRC residents and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated SAFE Circular 37 in July 2014, which replaced SAFE Circular 75. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions.

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

Foreign Exchange Registration of Employee Stock Incentive Plans

In February 2012, SAFE issued the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE in March 2007. Under the Stock Option Rules, a PRC entity’s directors, supervisors, senior management officers, other staff or individuals who have an employment or labor relationship with a PRC entity and are granted stock options by an overseas publicly listed company are required, through a qualified PRC domestic agent which could be a PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. Such PRC resident participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. The PRC agent shall, among other things, file on behalf of such PRC resident participants an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the exercise or sale of stock options or stock such participants hold. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material aspects. Such participating PRC residents’ foreign exchange income received from the sale of stock and dividends distributed by the overseas publicly-listed company must be fully remitted into a PRC collective foreign currency account opened and managed by the PRC agent before distribution to such participants. We and our PRC resident employees who have been granted stock options or other share-based incentives of our company are subject to the Stock Option Rules as our company has become an overseas listed company upon the completion of initial public offering. If we or our PRC resident participants fail to comply with these regulations in the future, we and/or our PRC resident participants may be subject to fines and legal sanctions.

Regulations relating to Dividend Distributions

Under applicable regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. These reserve funds, however, may not be distributed as cash dividends.

C.            Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and variable interest entities as of March 31, 2017.

Note:

(1)         Beijing Yisheng Leju Information Services Co., Ltd., or Beijing Leju, is a variable interest entity established in China in 2008 and is currently 80% owned by Mr. Xudong Zhu and 20% owned by Mr. Yinyu He, and each of Shanghai Yi Xin E-Commerce Co., Ltd., or Shanghai Yi Xin and Beijing Jiajujiu E-Commerce Co., Ltd., or Beijing Jiajujiu is a variable interest entity established in China in 2011 and is currently 70% owned by Mr. Yinyu He and 30% owned by Mr. Weijie Ma. We effectively control Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu through contractual arrangements. See more information below in this section.

The registered business scope of each of Shanghai Yi Yue, Leju IT, Shanghai SINA Leju, Shanghai Fangxin and Beijing Maiteng contains the business of development of computer software, which falls in the encouraged category for foreign investment in the currently effective Foreign Investment Industrial Guidance Catalogue. The registered business scope of each of City Rehouse and all its subsidiaries contains the business of real estate brokerage service, which was removed from the restricted category for foreign investment in the Foreign Investment Industrial Guidance Catalogue. Therefore, the business of real estate brokerage service now fall in the permitted category for foreign investment under PRC law, along with the other businesses listed in the registered business scope of each of Shanghai Yi Yue, Leju IT, Shanghai SINA Leju, Shanghai Fangxin, Beijing Maiteng, and City Rehouse and all its subsidiaries, which are not listed in the new Foreign Investment Industrial Guidance Catalogue.

PRC laws and regulations currently prohibit foreign investors from holding more than 50% of a foreign-invested telecommunications enterprise that provides commercial internet information services, which are one type of value-added telecommunications services. In addition, PRC laws and regulations currently do not allow foreign entities with less than two years of direct experience operating an advertising business outside China to invest in an advertising business in China. Because of such restriction, our internet information services and advertising services activities are conducted through consolidated variable interest entities in China, namely Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu, or the consolidated variable interest entities.

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

As a result of these contractual arrangements, we, through our PRC subsidiaries, have become the primary beneficiary of these PRC entities and account for them as variable interest entities, and consolidate the financial results of these entities into our financial statements in accordance with U.S. GAAP. Substantially all of our revenues are derived from our consolidated variable interest entities and we rely on dividends and service fees paid to us by our PRC subsidiaries and our consolidated variable interest entities in China. Entities apart from our consolidated variable interest entities contributed in aggregate 2.3%, 3.0% and 3.3% of our total net revenues in 2014, 2015 and 2016, respectively. Our operations not conducted through contractual arrangements with the consolidated variable interest entities primarily consist of outsourcing arrangements business, support services for online advertising business and agency services included with our e-commerce business. In 2014, 2015 and 2016, the total amount of service fees that our PRC subsidiaries received from our consolidated variable interest entities under all the service agreements between our PRC subsidiaries and consolidated variable interest entities was $35.0 million, $25.7 million and $11.3 million, respectively. As of December 31, 2016, the amount of service fees payable to us by the consolidated variable interest entities was $163.7 million.

In 2017, the contractual arrangements with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu changed as follows:

•                  On February 16, 2017, Mr. Xudong Zhu, Mr. Zuyu Ding, Beijing Leju and Shanghai SINA Leju entered into a termination agreement to terminate the then effective VIE contractual arrangements with respect to Beijing Leju. On the same day, Mr. Xudong Zhu, Mr. Zuyu Ding and Mr. Yinyu He entered into an equity transfer agreement, pursuant to which Mr. Zuyu Ding has transferred all of his equity interests in Beijing Leju to Mr. Yinyu He. According to a supplemental agreement executed on the same day by Mr. Xudong Zhu, Mr. Zuyu Ding, Mr. Yinyu He, Beijing Leju and Shanghai SINA Leju, the parties have agreed upon entering into a new set of VIE contractual arrangements with respect to Beijing Leju. On February 16 and February 17, 2017, the parties entered into such contractual arrangements, more details of which are summarized below.

•                  On March 1, 2017, Mr. Weijie Ma, Mr. Zuyu Ding, Shanghai Yi Xin and Shanghai Yi Yue entered into a termination agreement to terminate the then effective VIE contractual arrangements with respect to Shanghai Yi Xin. On the same day, Mr. Weijie Ma, Mr. Zuyu Ding and Mr. Yinyu He entered into an equity transfer agreement, pursuant to which Mr. Zuyu Ding has transferred all of his equity interests in Shanghai Yi Xin to Mr. Yinyu He. According to a supplemental agreement executed on the same day by Mr. Weijie Ma, Mr. Zuyu Ding, Mr. Yinyu He, Shanghai Yi Xin and Shanghai Yi Yue, the parties have agreed upon entering into a new set of VIE contractual arrangements with respect to Shanghai Yi Xin. On March 1 and March 2, 2017, the parties entered into such contractual arrangements, more details of which are summarized below.

•                  On February 26, 2017, Mr. Weijie Ma, Mr. Zuyu Ding, Beijing Jiajujiu and Beijing Maiteng entered into a termination agreement to terminate the then effective VIE contractual arrangements with respect to Beijing Jiajujiu. On the same day, Mr. Weijie Ma, Mr. Zuyu Ding and Mr. Yinyu He entered into an equity transfer agreement, pursuant to which Mr. Zuyu Ding has transferred all of his equity interests in Beijing Jiajujiu to Mr. Yinyu He. According to a supplemental agreement executed on the same day by Mr. Weijie Ma, Mr. Zuyu Ding, Mr. Yinyu He, Beijing Jiajujiu and Beijing Maiteng, the parties have agreed upon entering into a new set of VIE contractual arrangements with respect to Beijing Jiajujiu. On February 26 and February 27, 2017, the parties entered into such contractual arrangements, more details of which are summarized below.

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

Loan Agreement. Pursuant to a loan agreement among Shanghai SINA Leju, Mr. Xudong Zhu and Mr. Yinyu He, Shanghai SINA Leju granted an interest-free loan of RMB8.0 million to Mr. Xudong Zhu and RMB2.0 million to Mr. Yinyu He, respectively, solely for their capital contribution to or purchase of equity interests in Beijing Leju. Pursuant to a loan agreement among Shanghai Yi Yue, Mr. Yinyu He and Mr. Weijie Ma, Shanghai Yi Yue granted an interest-free loan of RMB10.5 million to Yinyu He and RMB4.5 million to Weijie Ma, respectively, solely for their capital contribution to Shanghai Yi Xin. Pursuant to a loan agreement among Beijing Maiteng, Mr. Yinyu He and Mr. Weijie Ma, Beijing Maiteng granted an interest-free loan of RMB10.5 million to Yinyu He and RMB4.5 million to Weijie Ma, respectively, solely for their capital contribution to Beijing Jiajujiu. Each loan under each loan agreement has a term starting from the date when the applicable lender provides such loan to the applicable borrower and ending on the earliest of (i) the twentieth anniversary of the signing date of such loan agreement; (ii) the expiry date of the applicable lender’s business operation term (including any extension of such term); or (iii) the expiry date of the applicable consolidated variable interest entity’s business operation term (including any extension of such term). None of the loan agreements includes a provision for early termination by any party.

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

However, as advised by Fangda Partners, our PRC legal counsel, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws, rules and regulations, and accordingly, there can be no assurance that the PRC regulatory authorities will not ultimately take a contrary view from that of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC regulatory authorities determine that our contractual arrangements for operating our internet and advertising business in China do not comply with PRC government restrictions on foreign investment in such industries, we could be subject to severe penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our advertising services business and online real estate business in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the internet information service industry, we could be subject to severe penalties” and “—Our ability to enforce the equity pledge agreements between us and the shareholders of Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu may be subject to limitations based on PRC laws and regulations”. In addition, see “Item 3. Key Information —D. Risk Factors — Risks Related to Doing Business In China — Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations”.

D.            Property, Plants and Equipment

Our principal executive offices are located at Beijing Shoudong International Plaza, with approximately 5,286 square meters of office space. Our headquarters has been at this location since January 2012. As of December 31, 2016, we leased properties with an aggregate gross floor area of approximately 51,374 square meters for our 58 local offices across China and at our Hong Kong office. Our leased properties mainly consist of office premises, a portion of which are leased from related parties. We believe our existing leased premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

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

A.            Operating Results

Overview

We are a leading O2O real estate services provider in China. We offer real estate e-commerce, online advertising and online listing services through our online platform, which comprises local websites covering over 260 cities and various mobile applications. We integrate our online platform with complementary offline services to facilitate residential property transactions. In addition to our own websites, we also operate various real estate and home furnishing websites of SINA. We had also operated Baidu’s real estate and home furnishing websites until December 31, 2015. Moreover, we operate official accounts on Weixin and Weibo.

E-Commerce. We offer e-commerce services primarily in connection with new residential property sales. Our O2O services for new residential properties include selling discount coupons and facilitating online property viewing, physical property visits and pre-sale customer support. We earn revenue primarily from the sale of discount coupons used for property purchases. Our revenues from e-commerce services in 2014, 2015 and 2016 were $326.7 million, $420.6 million and $419.0 million, respectively, representing 65.9%, 73.0% and 74.9%, respectively, of our total revenues for those periods.

Online Advertising. We currently sell advertising primarily on the SINA new residential properties and home furnishing websites, which are operated by us. We also had similar arrangement with Baidu until December 31, 2015. In addition, we are the exclusive advertising agent for the SINA home page and non-real estate websites with respect to advertising sold to real estate and home furnishing advertisers. We also had the exclusive right to sell Baidu’s Brand-Link product within the real estate industry until December 31, 2015. We also sell advertising on our contractor platform website and on various mobile applications. Our revenues from online advertising services in 2014, 2015 and 2016 were $155.1 million, $134.2 million and $118.0 million, respectively, representing 31.2%, 23.3% and 21.1%, respectively, of our total revenues for those periods.

Listing. We offer fee-based online property listing services to real estate agents and free services to individual property sellers. We currently operate the SINA real estate websites for listings of existing residential properties for sale or lease. We also operated the Baidu real estate websites for such listing until December 31, 2015. Our revenues from listing services in 2014, 2015 and 2016 were $14.3 million, $21.0 million and $22.5 million, respectively, representing 2.9%, 3.7% and 4.0%, respectively, of our total revenues for those periods.

We generated total revenues of $496.0 million, $575.8 million and $559.5 million in 2014, 2015 and 2016, respectively. We generated net income of $66.7 million and $34.8 million in 2014 and 2015, respectively, and incurred net loss of $11.6 million in 2016. We had adjusted net income of $90.9 million, $56.9 million and $8.4 million in 2014, 2015 and 2016, respectively. Substantially all of our operations are in China. For information regarding adjusted net income, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures”.

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

•                  Government policies. The PRC government exercises considerable direct and indirect influence over the real estate industry through its policies and other economic measures. The PRC government regulates real estate purchases and taxation associated with real estate transactions. For greater detail see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business is susceptible to fluctuations in China’s real estate industry, which may materially and adversely affect our results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business may be materially and adversely affected by government measures aimed at China’s real estate industry”. The imposition of new policies, laws and regulations, or changes to current polices, laws and regulations, could have a material impact on the real estate market in China, which would affect our business, financial condition and results of operations.

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

The PRC internet industry

We are an internet company and a majority of our revenue is generated from our e-commerce and online advertising services provided on our websites. Therefore, our results of operations are heavily dependent on the continued development of China’s internet industry. The internet has emerged as an increasingly attractive and cost-effective advertising channel in China. However, the internet industry in China is heavily regulated. PRC laws, rules and regulations cover virtually every aspect of the internet industry, including entry into the industry, the scope of permissible business activities and foreign investment. Furthermore, the PRC government levies business taxes, value-added taxes, surcharges and cultural construction fees on advertising-related sales in China, such as sales of our e-commerce, online advertising, listing and other value-added services. In addition, because certain of our PRC subsidiaries and consolidated variable interest entities currently qualify as “high and new technology enterprises”, they enjoy tax holidays from the relevant PRC tax authorities or under local governmental policies. The imposition of new laws and regulations, or changes to current laws and regulations, could have a material impact on our business, financial condition and results of operations.

Our ability to innovate and market acceptance of our services

We operate in a competitive industry and the extent to which we are able to provide innovative e-commerce and advertising services that are attractive to developers and prospective property purchasers has a material effect on our results of operations. For example, we pioneered e-commerce services in China’s real estate market in April 2011 by offering online auctions as a promotional tool for our partner developers. In early 2012, we introduced property price discount coupons as a means of generating buyers for our partner developers in conjunction with online advertising and offline customer origination. In 2015 and 2016, we continually upgraded the site visit experience of prospective property purchasers by launching new services including site visits through private car or virtual reality technology.  In December 2016 we launched new advertising products based on cross-utilizing databases we and our strategic partners have, allowing for more accurate targeting of potential buyers. Our results of operations will continue to be significantly affected by the extent to which our evolving e-commerce and advertising services, including any future innovations that we may introduce, achieve success in the market.

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

Our ability to expand into new geographic areas in China

A majority of our revenues is concentrated in China’s major urban centers including Beijing, Shanghai, Guangzhou, Chongqing and Tianjin. We expect them to continue to represent a significant portion of our revenues in the near term. We also may expand into new geographic areas and sectors and increase our market share in areas and sectors where we currently operate. As of December 31, 2016, we had established real estate-related content, search services, marketing and listing coverage of over 370 cities across China. Our ability to succeed in newly penetrated cities and cities where we intend to increase our presence will have a substantial impact on our results of operations, and we may incur significant additional operating expenses, including hiring new sales and other personnel, in order to expand our operations.

Selected Statement of Operations Items

Revenues

E-commerce. Our e-commerce services primarily include discount coupon advertising and facilitating transactions. We provide property viewing and pre-sale customer support free of charge in connection with the sale of discount coupons. E-commerce revenues are principally generated from selling discount coupons to potential property buyers, which allow buyers to purchase specified properties from real estate developers at discounts greater than the face value of the fees charged by us. The discount coupons are refundable to the buyers at any time before they are used to purchase the specified properties. We recognize such e-commerce revenues upon obtaining confirmation letters that prove the use of coupons by property buyers, and when collections are reasonably assured. Revenues are recognized based on the net proceeds received as we act as a marketing agent of the property developer in such transactions. We also faciliate transactions on our proprietary platform for home furnishing business and earn commissions from merchants that are generally determined as a percentage of the value of merchandise being sold by the merchants. Revenue related to commissions is recognized at the time when the underlying transaction is completed.

Online advertising. Revenues from online advertising services are generated principally from online advertising arrangements, sponsorship arrangements, and to a lesser extent, outsourcing arrangements and keyword advertising arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of the websites we operate, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when collectability is reasonably assured. Sponsorship arrangements allow advertisers to sponsor a particular area on our websites in exchange for a fixed payment over the contract period. Advertising revenues from sponsorship arrangements are recognized ratably over the contract period. We also generate online advertising revenues from outsourcing certain regional sites for a fixed period of time to local outsourcing partners. In such cases, we earn a fixed advertising fee payable by the local outsourcing partners, who are responsible for both website operation and related advertising sales. Advertising revenues from hosted websites are recognized ratably over the term of the contract. Keyword advertising revenues are recognized ratably over the contract period when collectability is reasonably assured.

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

Cost of revenues

Cost of revenues consists of costs associated with the production of websites, which includes fees paid to third parties for internet connection, content and services, editorial personnel related costs, amortization of intangible assets, depreciation associated with website production equipment and fees paid to SINA and other platform for advertising resources.

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

Share-based compensation expense

In 2014, 2015 and 2016, a portion of our share-based compensation expense related to E-House’s allocation to us of share-based compensation expenses of their senior management. These allocations were made using a proportional cost allocation method and were based on revenues, headcount as well as estimates of actual time spent on the provision of services attributable to our company.

In November 2013, we adopted a share incentive plan, or the Leju Plan, which allows us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of shares that may be issued pursuant to all awards under the Leju Plan, or the Leju Award Pool, is 10,434,783 ordinary shares initially, and shall be increased automatically by 5% of the then total outstanding shares on an as-converted fully diluted basis on each of the third, sixth and ninth anniversaries of the effective date of the Leju Plan. On December 1, 2016 the Leju Award Pool was automatically increased by 7,553,422 ordinary shares. Accordingly, the size of the Leju Award Pool is currently 17,988,205 ordinary shares.

On December 1, 2013, we granted to certain of our employees and certain of E-House’s employees options to purchase an aggregate of 7,192,000 ordinary shares at an exercise price of $4.60 per share, pursuant to our share incentive plan. The options expire ten years from the date of grant. The options vest ratably at each of the grant date anniversary over a period of three years. The grant-date fair value of the options granted was $2.21 per share. On December 16, 2013, we replaced 600,000 options granted to one of our directors and one E-House employee with the same number of restricted shares, with all other substantive terms remaining unchanged. On January 21, 2014, we replaced 60,000 options granted to one E-House employee with the same number of restricted shares, with all other substantive terms remaining unchanged. There is no incremental compensation cost from the replacement.

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

On March 30, 2017, we granted to certain of our employees and directors options to purchase an aggregate of 2,135,000 ordinary shares at an exercise price of $3.24 per share, pursuant to the Leju Plan. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of three years.

As of March 31, 2017, the aggregate number of our ordinary shares underlying outstanding options granted under the Leju Plan is 9,798,045, and no restricted shares granted under the Leju Plan is outstanding.

In 2016, we recorded compensation expenses of $8.8 million for the options and restricted shares granted to our employees and directors under the Leju Plan, and $0.9 million in dividends to E-House for the options and restricted shares granted to employees and directors of E-House under the Leju Plan. As of December 31, 2016, we had $5.5 million of total unrecognized compensation expenses related to unvested share options and restricted shares granted under the Leju Plan, which we expect to be recognize over a weighted-average period of 1.6 years.

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

In 2016, we recorded compensation expenses of $0.2 million for the options and restricted shares granted to our employees and directors under the Omnigold Plan. As of December 31, 2016, we had $0.3 million of total unrecognized compensation expenses related to unvested share options and restricted shares granted under the Omnigold Plan, which we expect to be recognize over a weighted-average period of 1.6 years.

Other operating income

Our other operating income primarily relates to cash subsidies received by our subsidiaries in China from local governments to encourage us to operate in certain local districts.

Interest income

We earn interest income primarily from bank deposits.

Other income, net

Other income, net relates to amortized discounts relating to liability for our exclusive rights purchased from Baidu, unrealized gain on marketable securities and in addition to foreign exchange loss/(gain).

Our reporting currency is the U.S. dollar, while certain of our subsidiaries have functional currencies other than the U.S. dollar, such as the Renminbi and the Hong Kong dollar. Transactions in other currencies are recorded at the rates of exchange prevailing when the transactions occur. Transaction gains and losses are recognized in the consolidated statements of operations.

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

Shanghai Fangxin, our subsidiary in China, was granted software enterprise status, which enables the company to be exempt from 100% of income taxes for 2012 and 2013 and enjoy a 50% reduction in its income tax rate, or a rate of 12.5%, from 2014 through 2016. Shanghai SINA Leju was designated a “high and new technology enterprise” entitled to a favorable statutory tax rate of 15% for 2013 and 2014. Shanghai SINA Leju renewed its qualification of “high and new technology enterprise” in 2015 and is entitled to enjoy a favorable statutory tax rate of 15% from 2015 through 2017.

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

Under the EIT Law, dividends payable to a non-PRC resident enterprise from our PRC subsidiaries are subject to a withholding tax which may be as high as 20%, although under the detailed implementation rules of the EIT Law promulgated by the PRC authorities the effective withholding tax is currently 10%. Dividends of PRC subsidiaries that are directly held by Hong Kong entities may benefit from a reduced withholding tax rate of 5% pursuant to the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, subject to the approval from the relevant local branch of the SAT in accordance with the Administrative Measures on Tax Treaty Treatment of Nonresidents (Trial) and other relevant tax rules. Our Hong Kong subsidiaries have not sought approval for such preferential withholding tax rate, given that no dividends have been paid by their respective PRC subsidiaries. Dividends from our Hong Kong subsidiaries are exempt from withholding tax. Dividend payments are not subject to withholding tax in the British Virgin Islands or the Cayman Islands.

Under the EIT Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the EIT Law, “de facto management bodies” are defined as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. We cannot assure you that we will not be deemed to be a PRC resident enterprise under the EIT Law and be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes or we may be subject to PRC taxation on our worldwide income, and dividends distributed to our investors may be subject to PRC withholding taxes under the EIT Law and our investors may be subject to PRC withholding tax on the transfer of our ordinary shares or ADSs”.

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

	Year Ended December 31,
	2014	2015	2016
	(in thousands of $, except share and per share data)
Revenues:
E-commerce	326,680	420,552	419,024
Online advertising	155,050	134,229	117,949
Listing	14,293	21,023	22,538
Total revenues	496,023	575,804	559,511
Cost of revenues	(51,130)	(60,314)	(57,492)
Selling, general and administrative expenses	(366,342)	(475,445)	(521,797)
Other operating income	2,526	3,568	4,587
Income (loss) from operations	81,077	43,613	(15,191)
Interest income	1,316	1,167	1,313
Other income, net	36	290	620
Gain (loss) on disposal of investment or subsidiaries	—	271	(186)
Income (loss) before taxes and equity in affiliates	82,429	45,341	(13,444)
Income tax benefit (expense)	(15,546)	(10,307)	2,068
Income (loss) before equity in affiliates	66,883	35,034	(11,376)
Loss from equity in affiliates	(224)	(228)	(225)
Net income (loss)	66,659	34,806	(11,601)
Less: Net income (loss) attributable to non-controlling interest	138	(524)	(1,812)
Net income (loss) attributable to Leju shareholders	66,521	35,330	(9,789)

Earnings (loss) per share:
Basic	0.51	0.26	(0.07)
Diluted	0.50	0.26	(0.07)
Weighted average numbers of shares used in computation:
Basic	129,320,666	134,528,971	135,220,210
Diluted	132,502,100	136,223,974	135,220,210

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Total revenues. Total revenues decreased 3% to $559.5 million in 2016 from $575.8 million in 2015, primarily due to devaluation of the Renminbi. Total revenues in Renminbi were RMB3,753.2 million, which increased by 3% from RMB3,628.0 million in 2015. E-commerce revenues were $419.0 million in 2016, relatively flat from $420.6 million in 2015. E-commerce revenues in Renminbi were RMB2,810.8 million, which increased by 6% from RMB2,649.8 million in 2015, primarily due to an increase in the average price per discount coupon redeemed, partially offset by a decrease in the number of discount coupons redeemed. We sold a total of 326,874 discount coupons in 2016, 175,505 of which were redeemed. Online advertising revenues decreased 12% to $118.0 million in 2016 from $134.2 million in 2015, primarily due to a decrease in online advertising demand from property developers. Listing revenues increased 7% to $22.5 million in 2016 from $21.0 million in 2015, primarily due to growth in secondary home sales in the first three quarters of 2016, partially offset by decline in secondary home sales in the fourth quarter of 2016.

Cost of revenues. Cost of revenues decreased 5% to $57.5 million in 2016 from $60.3 million in 2015 primarily due to decreased amortization of intangible assets consisting of exclusive rights that expired in December 2015, partially offset by increased cost of advertising resources purchased from SINA.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 10% to $521.8 million in 2016 from $475.4 million in 2015 primarily due to increased marketing expenses related to the growth of the our e-commerce business as a result of our efforts to maintain our market shares in the increasingly competitive market, as well as increased marketing expenses related to the promotion of our listing business and home furnishing business.

Other operating income. Other operating income was $4.6 million in 2016, compared to $3.6 million in 2015, due to increased cash subsidies received from local governments.

Income (loss) from operations. As a result of the foregoing, we incurred $15.2 million of loss from operations in 2016, compared to income of $43.6 million in 2015.

Interest income. Interest income was $1.3 million in 2016, relatively flat compared to $1.2 million in 2015.

Other income, net. We had other net income of $0.6 million in 2016, compared to $0.3 million in 2015.

Income tax benefit (expense). Income tax benefit was $2.1 million in 2016, compared to income tax expense of $10.3 million 2015, due to the loss before taxes and equity in affiliates of $13.4 million in 2016.

Net income (loss). As a result of the foregoing, we incurred net loss of $11.6 million in 2016, compared to net income of $34.8 million in 2015.

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

Other income, net. We had other net income of $0.3 million in 2015, compared to $35,799 in 2014, due to a foreign exchange gain of $0.2 million in 2015 and reimbursement income of $133,398 from our depository agent.

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

Our e-commerce services primarily include discount coupon advertising and facilitating transactions. We provide property viewing and pre-sale customer support free of charge in connection with the sale of discount coupons. E-commerce revenues are principally generated from selling discount coupons to potential property buyers. Those discount coupons allow buyers to purchase specified properties from real estate developers at discounts greater than face value of the fees charged by us. The discount coupons are refundable to the buyers at any time before they are used to purchase the specified properties. We recognize such e-commerce revenues upon obtaining confirmation letters that prove the use of coupons by property buyers, and when collections are reasonably assured. Revenues are recognized based on the net proceeds received. We also facilitate transactions on our proprietary platform for home furnishing business and earn commissions from merchants that are generally determined as a percentage of the value of merchandise being sold by the merchants. Revenue related to commissions is recognized at the time when the underlying transaction is completed.

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

Variable Interest Entities

PRC laws and regulations currently restrict foreign entities without the required operating track record from investing in companies that provide internet content and advertising services in China. Since we have not been involved in internet information services or advertising services outside China to satisfy the track record requirement, to comply with the PRC laws and regulations, we conduct substantially all of our online advertising and e-commerce business through Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu, our consolidated variable interest entities, and their subsidiaries and branches. We have, through three of our subsidiaries in China, entered into contractual arrangements with Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their shareholders such that Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu are considered variable interest entities for which we are considered their primary beneficiary. We believe we have substantive kick-out rights pursuant to the terms of the exclusive call option agreements, which give us the power to control the shareholders of these consolidated variable interest entities. More specifically, we believe that the terms of the exclusive call option agreements are currently exercisable and legally enforceable under PRC laws and regulations. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for us to exercise our rights under the exclusive call option agreements. Under our shareholder voting rights proxy agreements with the consolidated variable interest entities and their shareholders, each of the shareholders of the consolidated variable interest entities irrevocably grants any person designated by us the power to exercise all voting rights to which he is entitled to as shareholder of the consolidated variable interest entities at that time. Therefore, we believe this gives us the power to direct the activities that most significantly impact the consolidated variable interest entities’ economic performance. We believe that our ability to exercise effective control, together with the exclusive technical support agreements and the equity pledge agreements, give us the rights to receive substantially all of the economic benefits from the consolidated variable interest entities in consideration for the services provided by our subsidiaries in China. Accordingly, as the primary beneficiary of the consolidated variable interest entities and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements.

In 2014, 2015 and 2016, entities apart from our consolidated variable interest entities contributed in aggregate 2.3%, 3.0% and 3.3%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with our consolidated variable interest entities primarily consist of outsourcing arrangements business, support services for online advertising business and agency services included with our e-commerce business. The following table sets forth our revenues, cost of revenues and net income for the consolidated variable interest entities and other group entities which are not our consolidated variable interest entities for the years indicated:

	2016
	Variable interest entities	Other entities	Total
	(in thousands of $)
Total revenues	540,838	18,673	559,511
Cost of revenues	(45,642)	(11,850)	(57,492)
Net income (loss)	2,286	(13,887)	(11,601)

	2015
	Variable interest entities	Other entities	Total
	(in thousands of $)
Total revenues	558,715	17,089	575,804
Cost of revenues	(48,032)	(12,282)	(60,314)
Net income	3,308	31,498	34,806

	2014
	Variable interest entities	Other entities	Total
	(in thousands of $)
Total revenues	484,512	11,511	496,023
Cost of revenues	(41,219)	(9,911)	(51,130)
Net income	2,532	64,127	66,659

As of December 31, 2014, 2015 and 2016, entities apart from our consolidated variable interest entities accounted for an aggregate of 57.3%, 54.2% and 62.2%, respectively, of our total assets. The assets not associated with our consolidated variable interest entities primarily consist of cash, intangible assets and goodwill. The total assets held by the consolidated variable interest entities and other group entities which are not our consolidated variable interest entities were $272.6 million and $365.7 million, respectively, as of December 31, 2014, $287.2 million and $339.6 million, respectively, as of December 31, 2015, and $217.8 million and $358.1 million, respectively, as of December 31, 2016.

Pursuant to contractual arrangements that Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng have with our consolidated variable interest entities, the earnings and cash of our consolidated variable interest entities are used to pay service fees in Renminbi to three of our PRC subsidiaries in the manner and amount set forth in these agreements. After paying the applicable withholding taxes and making appropriations for its statutory reserve requirement, the remaining net profits of our PRC subsidiaries would be available for distribution to our offshore companies. As of December 31, 2016, the net assets of our PRC subsidiaries and our consolidated variable interest entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate $34.1 million. As an offshore holding company of our PRC subsidiaries and consolidated variable interest entities, we may make loans to our PRC subsidiaries and consolidated variable interest entities. Any loans to our PRC subsidiaries are subject to registrations with relevant governmental authorities in China. We may also finance our subsidiaries by means of capital contributions. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries”.

Furthermore, cash transfers from our PRC subsidiaries to our offshore companies are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and our consolidated variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment”. Cash and cash equivalents held by the consolidated variable interest entities was denominated in Renminbi and amounted to RMB587 million ($95.9 million, based on an exchange rate of RMB6.1190 to $1.00 as of December 31, 2014), RMB384 million ($59.2 million, based on an exchange rate of RMB6.4936 to $1.00 as of December 31, 2015), and RMB619 million ($89.2 million, based on an exchange rate of RMB6.9430 to $1.00 as of December 30, 2016) as of December 31, 2014, 2015 and 2016, respectively.

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

The assumptions with the most significant impact on the fair value of the company are those relating to (i) future operating cash flows, which are forecasted for a five-year period from management’s budget and planning process; (ii) the terminal value, which is included for the period beyond five years from the balance sheet date based on the estimated cash flow in the fifth year and a terminal growth rate of 3%; and (iii) discount rates, which are identified and applied by market-based inputs based on an estimation of weighted average cost of capital considering cost of debt, risk-free rate, equity risk premium, beta, size premium, company-specific risk premium and capital structure. The discount rates used for the year ended December 31, 2014, 2015 and 2016 were 17.0%, 16.0% and 16.0%, respectively.

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

Under the first step of the goodwill impairment testing for the year ended December 31, 2016, the fair value of the company was approximately 17.0% in excess of its carrying value. We were not at risk of failing the first step of impairment testing.

Significant increase in discount rate or decrease in future operating cash flow or terminal value in isolation would result in a significantly lower fair value measurement. We performed the following sensitivity analysis to show the maximum change (in isolation) of discount rate, future operating cash flow and terminal growth rate used in the income approach that would still result in the fair value of the company to be higher than its carrying value:

Discount rate increase:		Future free cash flow	Terminal growth rate decrease:
From	To	decreased by:	From	To
16.0%	19.6%	21.7%	3.0%	—

Based on the impairment tests performed, there was no goodwill impairment as of December 31, 2016.

Recent Accounting Pronouncements

See “Notes to Consolidated Financial Statements for the Years Ended December 31, 2014, 2015 and 2016—2. Summary of Principal Accounting Policies—(z) Recently issued accounting pronouncements”.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2014, 2015 and 2016 were increases of 1.5%, 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the Renminbi may have a material and adverse effect on your investment”. and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk”.

Impact of Governmental Policies

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business may be materially and adversely affected by government measures aimed at China’s real estate industry”, “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” and “Item 4. Information on the Company—B. Business Overview—Regulation”.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2014	2015	2016
	(in thousands of $)
Net cash provided by operating activities	124,831	51,275	35,109
Net cash used in investing activities	(12,355)	(15,100)	(4,316)
Net cash provided by (used in) financing activities	107,080	(85,174)	(4,605)
Net increase/(decrease) in cash and cash equivalents	219,081	(57,515)	14,042
Cash and cash equivalents at the beginning of the year	98,730	317,811	260,296
Cash and cash equivalents at the end of the year	317,811	260,296	274,338

Operating Activities

Net cash provided by operating activities in 2016 was $35.1 million, primarily comprising net loss of $11.6 million adjusted for non-cash transactions including depreciation and amortization of $15.0 million, allowance for doubtful accounts of $14.8 million, share-based compensation of $10.7 million, a $23.5 million decrease in accounts receivable and a $18.9 million decrease in customer deposit, partially offset by $15.4 million decrease in other tax payable and a $15.4 million increase in deferred taxes.

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

Investing Activities

Net cash used in investing activities in 2016 was $4.3 million, primarily comprised of $4.2 million for the purchase of property and equipment as well as intangible assets.

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

Financing Activities

Net cash used in financing activities in 2016 was $4.6 million, mainly due to a payment of $7.1 million for acquisition of non-controlling interests which were acquired in 2014, partially offset by loans from related parties of $1.9 million net of refunds to related parties.

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

As a result, our PRC subsidiaries, consolidated variable interest entities and consolidated variable interest entities’ subsidiaries in China are restricted in their ability to transfer their net assets to us in the form of cash dividends, loans or advances. As of December 31, 2016, the amount of the restricted net assets, which represents registered capital and additional paid-in capital cumulative appropriations made to statutory reserves, was $34.1 million.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated variable interest entities only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated variable interest entities when needed. Notwithstanding the forgoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated variable interest entities either through entrustment loans from our PRC subsidiaries to our consolidated variable interest entities, or direct loans to such variable interest entities’ nominee shareholders, which would be contributed to the variable interest entities as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated variable interest entities’ share capital.

Capital Expenditure

Our capital expenditures amounted to $12.1 million, $14.8 million and $4.2 million in 2014, 2015 and 2016, respectively. In the past, our capital expenditures consisted principally of purchases of property and equipment and intangible assets used in our operations. In 2014, 2015 and 2016 our capital expenditures also included $9.0 million, $12.0 million and nil in payments that we made for exclusive rights to operate the Baidu channels and sell the Baidu Brand Link product, respectively. We funded our capital expenditures primarily with cash on hand and cash generated from operating activities.

C.                                    Research and Development, Patents and Licenses, etc.

Research and Development

We believe that the continual development of our technology will be vital to maintaining our long-term competitiveness. As of December 31, 2016, we employed 404 software developers and other technology-related personnel. We have developed a technology infrastructure that is specifically used for our real estate and home related internet website services. In addition, we have also developed our proprietary mobile applications including “Leju Home Purchase” (an upgraded version of “Pocket Leju”), “Fang Niu Jia”, “Leju Er Shou Fang”, and “Qianggongzhang Renovation”. We plan to further develop new, proprietary mobile applications tailored to the needs of home purchasers, developer partners and real estate agents. We will develop our mobile applications with a focus on enhancing mobile user experience and engagement and to achieve seamless integration with the websites we operate.

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

As of December 31, 2016, we owned 80 registered copyrights, owned or licensed 250 registered trademarks in China, had 37 trademark applications in various industry categories pending with the China Trademark Office and owned or licensed 187 registered domain names.

We own the software copyrights of our mobile applications “Leju Home Purchase” (an upgraded version of “Pocket Leju”), “Fang Niu Jia”, “Leju Er Shou Fang”, and “Qianggongzhang Renovation”. We have registered our software copyrights of substantially all of our mobile applications.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2016 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.                                      Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of $)
Operating Lease Obligations(1)	18,899	8,839	7,589	1,733	738

Note:

(1)         Our operating lease obligations relate to our obligations under lease agreements with lessors of our corporate offices and business store fronts.

G.                                    Safe Harbor

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Exchange Act. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “may”, “intend”, “is currently reviewing”, “it is possible”, “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors”, “Item 4. Information on the Company”, and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the SEC, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material and adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. Potential risks and uncertainties include, but are not limited to, continued low real estate transaction volume in China, government measures that may materially and adversely affect our business, a further slowdown in the growth of China’s economy, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of our brand or image due to our failure to satisfy customer needs and/or other reasons, our inability to successfully execute the strategy of expanding into new geographical markets in China or the business plans for strategic alliances and other new business initiatives, our failure to manage growth, our loss of competitive advantage, our reliance on E-House or SINA, and other risks outlined in our filings with the SEC. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6                           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xin Zhou	49	Executive Chairman
Yinyu He	42	Chief Executive Officer
Charles Chao	51	Director
Canhao Huang	59	Director
Martin Chi Ping Lau	44	Director
Zhe Wei	46	Independent Director
David Jian Sun	52	Independent Director
Min Fan	51	Independent Director
Winston Li	50	Independent Director
Hongchao Zhu	57	Independent Director
Keyi Chen	44	Chief Operating Officer
Min Chen	43	Chief Financial Officer

Xin Zhou has served as our Executive Chairman since our inception. He is one of the co-founders of E-House, and has served as E-House’s chairman since its inception. Mr. Zhou served as E-House’s chief executive officer from 2003 to 2009, and has been serving as E-House’s chief executive officer since April 2012. Mr. Zhou currently is a director of Jupai. He also served as co-chairman and chief executive officer of E-House’s subsidiary, China Real Estate Information Corporation, from 2009 to April 2012. Mr. Zhou has over 20 years of experience in China’s real estate industry. From 1997 to 2003, he served as director and general manager of Shanghai Real Estate Exchange Co., Ltd., and as deputy general manager of Shanghai Jinfeng Investments Co., Ltd., a company listed on the Shanghai Stock Exchange. Mr. Zhou was named as the “Person of the Year of Chinese Economy” jointly by SINA and People’s Daily in 2016, received the “China Business Leader Award” from the Eighth China Business Leader Forum in 2016, received the “Outstanding Entrepreneur Award” from Enterprise Asia in 2010, awarded the “Special Contribution Award in China’s Real Estate Services Industry” in 2005, and named one of the “ten most influential people in the real estate services industry in 2005” from China City Property Exposition Commission. Mr. Zhou currently serves as vice chairman of China Real Estate Association, director of The Nature Conservancy China, vice chairman of China Real Estate Developers and Investors Associations, and chairman of Real Estate Service Committee of China Real Estate Association. He is also honorary vice chairman of Shanghai Young Entrepreneur Association and rotating chairman of Shanghai Entrepreneur Association. Mr. Zhou received his bachelor degree from Shanghai Industrial University in China.

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

Charles Chao has served as our director since April 2014. He served as the co-chairman of the board of E-House from April 2012 to December 2016. Mr. Chao currently serves as the chairman and chief executive officer of SINA and the chairman of Weibo Corporation, a leading social media platform in China and a majority owned subsidiary of SINA. Since joining SINA in September 1999, Mr. Chao has served various managerial positions, including as vice president of finance, chief financial officer, co-chief operating officer and president. Prior to that, Mr. Chao served as an audit manager at PricewaterhouseCoopers, LLP in Silicon Valley, California. Mr. Chao is currently an independent director of NetDragon Websoft Inc., a Hong Kong Stock Exchange listed company providing technology for online games. Mr. Chao received his master’s degree in professional accounting from University of Texas at Austin. He also holds a master’s degree in journalism from University of Oklahoma and a bachelor’s degree in journalism from Fudan University in China.

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

Zhe Wei has served as our independent director since April 2014. Mr. Wei has over 15 years of experience in both investment and operational management in China. Prior to launching Vision Knight Capital (China) Fund I, L.P., a private equity investment fund in 2011, Mr. Wei was an executive director and chief executive officer of Alibaba.com Limited, a leading worldwide B2B e-commerce company. Mr. Wei was the president, from 2002 to 2006, and chief financial officer, from 2000 to 2002, of B&Q China, a subsidiary of Kingfisher plc, a leading home improvement retailer in Europe and Asia. From 2003 to 2006, Mr. Wei was also the chief representative for Kingfisher’s China sourcing office, Kingfisher Asia Limited. Prior to that, Mr. Wei served as the head of investment banking at Orient Securities Company Limited from 1998 to 2000, and as corporate finance manager at Coopers &Lybrand (now part of PricewaterhouseCoopers) from 1995 and 1998. Mr. Wei was a non-executive director of HSBC Bank (China) Company Limited and The Hongkong and Shanghai Banking Corporation Limited, and was also the vice chairman of China Chain Store & Franchise Association. He was voted as one of “China’s Best CEO” by Finance Asia magazine in 2010. Mr. Wei currently serves as a non-executive director of UBM plc, a global business-to-business event organizer listed on the London Stock Exchange, an independent director of Zall Development Group Ltd., a company listed on the Hong Kong Stock Exchange, and a director of Shenzhen United Financial Services Group Holdings Co., Ltd. Mr. Wei holds a bachelor’s degree in international business management from Shanghai International Studies University and has completed a corporate finance program at London Business School.

David Jian Sun has served as our independent director since April 2014. Mr. Sun has served as an independent director and a member of the compensation committee of eHai Car Services Ltd., an NYSE-listed car service provider, since November 2014. Mr. Sun has over ten years of consumer industry experience. From 2003 to 2004, Mr. Sun served as a vice president of operations for B&Q (China) Ltd., a subsidiary of Kingfisher plc, the third largest home improvement retail group in the world, overseeing the operation of 15 B&Q superstores in China. From 2000 to 2003, Mr. Sun served as a vice president of marketing for B&Q (China) Ltd., leading B&Q’s market positioning and branding efforts in China. Mr. Sun received a bachelor’s degree in management from Shanghai Medical University.

Min Fan has served as our independent director since April 2014. Mr. Fan is the co-founder of CTRIP.com International Limited, a NASDAQ listed travel service provider in China, and has served as the vice chairman of its board since March 2013 and its president since February 2009. He also served as the chief executive officer, from January 2006 to February 2013, the chief operating officer, from November 2004 to January 2006, and the executive vice president, from 2000 to November 2004, of CTRIP.com International Limited. Mr. Fan currently also serves as the chief executive officer and chairman of SkySea Cruise Line. From 1997 to 2000, Mr. Fan served as the chief executive officer of Shanghai Travel Service Company, a leading domestic travel agency in China. From 1990 to 1997, he served as the deputy general manager and in a number of other senior positions at Shanghai New Asia Hotel Management Company, which was one of the leading hotel management companies in China. Mr. Fan currently serves on the board of directors of China Lodging Group, Limited, a NASDAQ listed company operating an economy hotel chain in China. Mr. Fan received his master’s degree in management sciences and bachelor’s degree in industrial management sciences from Shanghai Jiao Tong University.

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

Hongchao Zhu has served as our independent director since March 2017. Mr. Zhu is the managing partner of Shanghai United Law Firm and has been practicing with Shanghai United Law Firm since 1986. Mr. Zhu is a guest professor of East China University of Political Science and Law and Shanghai Institute of Foreign Trade, and is also an arbitrator of Shanghai Arbitration Association and China International Economic Trade Arbitration Commission. Mr. Zhu currently serves as a director of Jupai Holdings Limited, an NYSE-listed third-party wealth management service provider in China. He is a legal adviser to Overseas Chinese Affairs Office of PRC State Council. Mr. Zhu once served as vice chairman of the All China Bar Association and chairman of the Shanghai Bar Association. Mr. Zhu received his master’s and bachelor’s degrees in law from Fudan University in China.

Keyi Chen has served as our chief operating officer since March 2017. He was our co-president from September 2011 to March 2017, and was the general manager of our Beijing branch from January 2011 to August 2011. Prior to that, Mr. Chen was the general manager of Beijing Jiahua Hengshun Media & Advertising Co., Ltd., an internet advertising company focused on real estate and home furnishing sectors in China, from 2007 to 2010. From 2006 to 2007, Mr. Chen served as the general manager of Langtian Interactive Advertising Co., Ltd., an affiliate to Allyes Group, an online advertising service provider in China. From 2003 to 2005, Mr. Chen founded and served as the general manager of Langtian Jiaxun Advertising Co., Ltd., which focused on internet advertising in real estate and education industries. Mr. Chen received a bachelor’s degree from North China University of Technology.

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

B.                                    Compensation of Directors and Executive Officers

For the year ended December 31, 2016, we paid an aggregate of approximately $1.6 million in cash to our executive officers, and we did not pay any compensation to our directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

In November 2013, we adopted the Leju Plan, which allows us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of shares that may be issued pursuant to all awards under the Leju Plan is 10,434,783 ordinary shares of Leju initially, and will be increased automatically by 5% of the then total outstanding shares on an as-converted fully diluted basis on each of the third, sixth and ninth anniversaries of the effective date of the Leju Plan. The Leju Plan was amended and replaced in July 2014 containing substantially the same terms as the original Leju Plan. On December 1, 2016, the award pool under the Leju Plan was automatically increased by 7,553,422 ordinary shares. Accordingly, the size of the award pool under the Leju Plan is currently 17,988,205 ordinary shares.

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

As of March 31, 2017, the aggregate number of our ordinary shares underlying outstanding options granted under the Leju Plan is 9,798,045, and no restricted shares granted under the Leju Plan is outstanding.

The following table summarizes, as of March 31, 2017, the options and restricted shares granted under the plan to our executive officers and directors and to other individuals as a group (including certain of our employees and E-House’s employees), without giving effect to the options that were exercised or restricted shares that had vested, if any.

Name	Ordinary Underlying Options/ Restricted Shares		Exercise Price(2) ($/Share)	Date of Grant	Date of Expiration(2)
Xin Zhou	360,000	*(1)	4.6	December 1, 2013	N/A
	100,000		5.54	December 14, 2015	December 13, 2025
	60,000		3.24	March 30, 2017	March 29, 2027
Yinyu He	720,000		4.6	December 1, 2013	November 30,2023
	100,000	*	N/A	March 18, 2014	N/A
	120,000		5.54	December 14, 2015	December 13, 2025
	250,000		3.24	March 30, 2017	March 29, 2027
Charles Chao	360,000		4.6	December 1, 2013	November 30, 2023
	50,000		5.54	December 14, 2015	December 13, 2025
	60,000		3.24	March 30, 2017	March 29, 2027
Canhao Huang	30,000		4.6	December 1, 2013	November 30,2023
	15,000		5.54	December 14, 2015	December 13, 2025
Zhe Wei	60,000	*	N/A	March 18, 2014	N/A
	20,000		5.54	December 14, 2015	December 13, 2025
	30,000		3.24	March 30, 2017	March 29, 2027
David Jian Sun	40,000	*	N/A	March 18, 2014	N/A
	15,000		5.54	December 14, 2015	December 13, 2025
	20,000		3.24	March 30, 2017	March 29, 2027
Min Fan	40,000	*	N/A	March 18, 2014	N/A
	15,000		5.54	December 14, 2015	December 13, 2025
	20,000		3.24	March 30, 2017	March 29, 2027
Winston Li	40,000	*	N/A	March 18, 2014	N/A
	15,000		5.54	December 14, 2015	December 13, 2025
	20,000		3.24	March 30, 2017	March 29, 2027
Hongchao Zhu	20,000		4.6	December 1, 2013	November 30, 2023
	10,000		5.54	December 14, 2015	December 13, 2025
	20,000		3.24	March 30, 2017	March 29, 2027
Keyi Chen	240,000		4.6	December 1, 2013	November 30, 2023
	80,000		5.54	December 14, 2015	December 13, 2025
	180,000		3.24	March 30, 2017	March 29, 2027
Min Chen	500,000	*	N/A	March 18, 2014	N/A
	80,000		5.54	December 14, 2015	December 13, 2025
	150,000		3.24	March 30, 2017	March 29, 2027
Other individuals as a group	8,192,587	**	3.24 to 9.68	December 1, 2013 to March 29, 2027	November 30, 2023 to March 29, 2027 or N/A

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

In 2016, our board of directors held meetings or passed unanimous written resolution in lieu of meeting five times.

Committees of the Board of Directors

We have three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees.

A company of which more than 50% of the voting power is held by a single entity is considered a “controlled company” under Section 303A of the Corporate Governance Rules of the NYSE. A controlled company need not comply with the applicable NYSE corporate governance rules requiring its board of directors to have a majority of independent directors and independent compensation and nominations/corporate governance committees. Because more than 50% of the voting power of our company had been held by E-House until December 30, 2016, we qualified as a “controlled company” under the Corporate Governance Rules of the NYSE, and relied on the controlled company exception provided under those rules, prior to December 30, 2016. As a result, we did not have a majority of independent directors on our board nor a separate nominating committee. In addition, our compensation committee did not consist entirely of independent directors and we were not required to have an annual performance evaluation of the compensation committee.

As we have ceased to be a controlled company within the meaning of Section 303A of the Corporate Governance Rules of the NYSE since December 30, 2016, to the extent we do not rely on home country exemption as a foreign private issuer, we are required to comply with the Section 303A corporate governance requirements, including:

•                  we must satisfy the majority independent board requirement by December 30, 2017; and

•                  we must have at least a majority of independent members on each of compensation committee and nominating committee by March 30, 2017 and we must have fully independent compensation committee and nominating committee by December 30, 2017.

Although the aforesaid phase-in period is available to us, we have completed changes in our board and committee composition and have been in compliance with the NYSE corporate governance rules since March 10, 2017, including:

•                  we satisfy the majority independent board requirement;

•                  our compensation committee is fully independent; and

•                  we have established a nominating and corporate governance committee that is fully independent.

Audit Committee. Our audit committee consists of Mr. Zhe Wei, Mr. Min Fan and Mr. Winston Li, and is chaired by Mr. Zhe Wei. We have determined that Messrs. Wei, Fan and Li each satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

In 2016, our audit committee held meetings or passed unanimous written resolutions in lieu of meeting five times.

Compensation Committee. Our compensation committee consists of Mr. Jian Sun and Mr. Hongchao Zhu, and is chaired by Mr. Sun. We have determined that Messrs. Sun and Zhu each satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

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

In 2016, our compensation committee held meetings and passed unanimous written resolutions in lieu of meeting once.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Min Fan and Mr. Jian Sun, and is chaired by Mr. Fan. We have determined that Messrs. Fan and Sun each satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•                  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•                  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•                  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•                  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

D.                                    Employees

As of December 31, 2014, 2015 and 2016, we had 4,931, 5,297 and 5,144 employees, respectively. The table sets forth the number of employees by area of business as of December 31, 2016:

	Number of Employees	Percentage of Employees
Sales	1,123	21.8%
Software Developers and Other Technology-related	404	7.9%
Editorial	944	18.4%
Customer Support	944	18.4%
Corporate Offices	1,729	33.6%
Total	5,144	100.0%

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

E.                                     Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2017 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5.0% of our ordinary shares.

As of March 31, 2017, we had 139,969,420 ordinary shares issued. Among the 139,969,420 ordinary shares issued, 4,205,458 ordinary shares that had been issued to our depositary and reserved for future grants under our share incentive plan are not deemed as outstanding for the purpose of calculating the beneficial ownership in the following table. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from March 31, 2017, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Xin Zhou(1)	56,552,520	41.6
Yinyu He	*	*
Charles Chao	*	*
Canhao Huang	*	*
Martin Chi Ping Lau(2)	*	*
Zhe Wei(3)	*	*
Jian Sun(4)	*	*
Min Fan(5)	*	*
Winston Li	*	*
Hongchao Zhu	*	*
Keyi Chen	*	*
Min Chen	*	*
All Directors and Executive Officers as a Group(†)	58,782,633	42.8

Principal Shareholders:
E-House (China) Holdings Limited(6)	53,224,658	39.2
SINA Corporation(7)	42,117,874	31.0
Tencent Holdings Limited(8)	21,231,220	15.6

Notes:

*                 Less than 1% of our total outstanding shares.

(†)         Except where otherwise disclosed in the footnotes below, the business address of each of our directors and executive officers is 15/F, Beijing Shoudong International Plaza, No. 5 Building, Guangqu Home Dongcheng District, Beijing 100022, People’s Republic of China.

(1)         Include (i) 370,833 ordinary shares held by Mr. Xin Zhou, (ii) 203,240 ordinary shares and 1,347,700 ordinary shares represented by 1,347,700 ADSs held by On Chance Inc., or On Chance, a British Virgin Islands company solely owned and controlled by Mr. Zhou, (iii) 889,506 ordinary shares held by Kanrich Holdings Limited, or Kanrich, a British Virgin Islands company solely owned and controlled by Mr. Zhou, (iv) 483,250 ordinary shares held by Jun Heng Investment Limited, or Jun Heng, a British Virgin Islands company owned by Mr. Zhou indirectly through On Chance and controlled by Mr. Zhou, (v) 53,043,733 ordinary shares and 180,925 ordinary shares represented by 180,925 ADSs held by E-House, a wholly owned subsidiary of Parent, and (vi) 33,333 ordinary shares issuable to Mr. Zhou upon exercise of options or vesting of restricted shares within 60 days after March 31, 2017. Parent is a Cayman Islands company jointly established by Mr. Xin Zhou, SINA and certain other persons, and controlled by Mr. Zhou. Mr. Zhou disclaims beneficial ownership of the ordinary shares owned by Kanrich, On Chance, Jun Heng and Parent except to the extent of his pecuniary interest therein. To our knowledge, E-House, Mr. Zhou, On Chance, Kanrich and Jun Heng have pledged an aggregate of 22,253,103 ordinary shares to SINA.

(2)         The business address of Mr. Martin Chi Ping Lau is 39/F, Tencent Building, Kejizhongyi Avenue, Nanshan District, Shenzhen, People’s Republic of China.

(3)         The business address of Mr. Zhe Wei is 3301, Kerry Parkside Office Building, 1155 Fangdian Rd., Pudong District, Shanghai, People’s Republic of China.

(4)         The business address of Mr. Jian Sun is No. 124 Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.

(5)         The business address of Mr. Min Fan is No. 99 Fuquan Road, Changning District, Shanghai 200335, People’s Republic of China.

(6)         Include (i) 53,043,733 ordinary shares and (ii) 180,925 ordinary shares represented by 180,925 ADSs. E-House had been our parent company until December 30, 2016 and is incorporated in the Cayman Islands. The business address of E-House is 11/F, Qiushi Building, No. 383 Guangyan Road, Shanghai, 200072, People’s Republic of China. E-House is a wholly owned subsidiary of Parent, which is a Cayman Islands company jointly established by Mr. Xin Zhou, SINA and certain other persons, and controlled by Mr. Zhou. On August 12, 2016, E-House Merger Sub Ltd., a wholly owned subsidiary of Parent, merged with and into E-House, with E-House continuing as the surviving company and a wholly owned subsidiary of Parent. Following the completion of this merger, E-House has ceased to be a reporting company under the Exchange Act and its American depositary shares have ceased trading on the NYSE. On December 30, 2016, Parent repurchased all the ordinary shares held by SINA in Parent, for the aggregate consideration comprised of 40,651,187 ordinary shares of Leju and a cash payment of $129,038,150. As a result of the foregoing repurchase, E-House is no longer our controlling shareholder but has remained a principal shareholder of ours, and SINA has become a principal shareholder of ours.

(7)         Based on Schedule 13D filed with the SEC on January 4, 2017 by SINA, and include (i) 42,081,187 ordinary shares held by SINA and (ii) 36,687 ordinary shares represented by 36,687 ADSs held by MemeStar Limited, a wholly owned subsidiary of SINA. SINA is an exempted company incorporated under the laws of the Cayman Islands. SINA is an online media company and mobile value-added service provider. The principal executive offices of SINA are located at 37F, Jin Mao Tower 88 Century Boulevard, Pudong, Shanghai 200121, China.

(8)         Represents 21,231,220 held by THL O Limited, a British Virgin Islands company and an indirect wholly owned subsidiary of Tencent Holdings Limited. or Tencent. See “Item 7. Related Party Transactions—Transactions and Agreements with Tencent” for more information. Tencent Holding Limited is incorporated in the Cayman Islands and its business address is 29/F., Three Pacific Place, No.1 Queen’s Road East, Wanchai, Hong Kong. Tencent is listed on the Hong Kong Stock Exchange.

To our knowledge, as of March 31, 2017, 20,483,008 of our ordinary shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. 4,205,458 of the 20,483,008 ordinary shares held by JPMorgan Chase Bank, N.A. are reserved for future grants under our share incentive plan. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For the options granted to our directors, executive officers and employees, please refer to “—B. Compensation of Directors and Executive Officers”.

ITEM 7.                        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership”.

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

Onshore Transitional Services Agreement

The onshore transitional services agreement adopts terms and conditions similar to those of the offshore transitional services agreement. Under the onshore transitional services agreement, Shanghai Real Estate Sales (Group) Co., Limited, an indirectly wholly owned subsidiary of E-House, or E-House Shanghai, agrees, during the applicable service period, to provide Beijing Leju, Beijing Jiajujiu, Shanghai Yi Xin, Shanghai SINA Leju, Beijing Maiteng, Shanghai Yi Yue and City Rehouse, or the Leju PRC Entities, and/or their designated PRC affiliates, with various corporate support services, including accounting support, administrative support, internal control and internal audit support, marketing support, customer service support and legal support. E-House Shanghai also may provide the Leju PRC Entities with additional services that the Leju PRC Entities and E-House Shanghai may identify from time to time in the future. E-House Shanghai may engage its PRC affiliates or other third parties to provide services covered by the onshore transitional services agreement.

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

E-House charged us a fee based on an estimate of the actual costs incurred to provide services under the offshore and onshore transitional services agreements, which amounted to $10.4 million for the period from April 17, 2014, the date of our initial public offering, to December 31, 2014, $6.0 million for the year ended December 31, 2015, and $8.6 million for the year ended December 31, 2016.

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

Other Transactions and Agreements with E-House

Expenses allocated from E-House for corporate selling, general and administrative services amounted to $2.9 million for the period from January 1, 2014 to April 16, 2014, one day before our initial public offering. The amounts of these expenses were based on a variety of factors and dependent on the nature of the expenses being allocated. These expenses consist primarily of share-based compensation expenses of senior management and shared marketing and management expenses including marketing, finance, legal, technology, human resources, administration and internal audit. These allocations were made using a proportional cost allocation method based on revenues and headcount as well as estimates of actual time spent on the provision of services attributable to us. We believe that these allocations are reasonable.

For the years ended December 31, 2014, 2015, and 2016, we derived revenues in the amount of $0.2 million, $28,679 and $94,548 from providing online advertising services to E-House. For the years ended December 31, 2014, 2015, and 2016, we recognized expenses for services provided by E-House of $1.2 million, $5.9 million and $3.6 million, respectively.

In March 2015, we declared a cash dividend of $0.20 per ordinary share, or $0.20 per ADS, and paid an aggregate of $18.7 million to E-House directly from our additional paid-in capital account in May 2015.

As of December 31, 2014, 2015 and 2016, we had a payable to E-House of $1.6 million, a payable to E-House of $7.8 million and a receivable from E-House of $6.0 million, respectively.

With respect to our sales of discount coupons for property developments in Beijing, for regulatory reasons the fees for such discount coupons are collected by E-House on our behalf and either remitted to us or used to offset amounts owed by us to E-House. In the past, E-House did not charge any fee or commission for its provision of this service to us.

Loans Outstanding

As of December 31, 2014, 2015 and 2016, we had outstanding loan payables to E-House in the amount of $42.5 million, nil and $1.9 million, respectively, which are interest free and settleable on demand. The loans were advanced by E-House primarily for general working capital requirements.

For the years ended December 31, 2014, 2015 and 2016, the largest aggregate amount outstanding under loans made to us by E-House was $42.5 million, $42.5 million and 89.5 million, respectively. We took out a loan of $89.5 million from E-house and refunded $87.6 million to E-House during the year ended December 31, 2016. As of March 31, 2017, the outstanding balance under these loans was $1.9 million.

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

Domain Name and Content License Agreement

Under the amended and restated domain name and content license agreement, an affiliate of SINA, or licensor, granted to us an exclusive license to use its five domain names, namely, house.sina.com.cn, jiaju.sina.com.cn, construction.sina.com.cn, dichan.sina.com.cn, and esf.sina.com.cn in connection with our real estate internet operations in China. In addition, the licensor also granted to us an exclusive license to use all contents, whose copyrights are owned by the licensor or owned by a third-party provider but is sub-licensable by the licensor without requiring payment of any additional fees and without violating the terms of any agreement with such third party provider, in connection with websites associated with the domain names licensed to us. For other operating contents, we may enter into an agreement with the owner independently and will be responsible for the costs associated with procuring the contents. The licenses are for an initial term of ten years expiring in 2024.

Amended and Restated Trademark License Agreement

Under the amended and restated trademark license agreement, an affiliate of SINA granted to us a non-exclusive license to use three SINA trademarks and an exclusive license to use four SINA related trademarks in connection with our real estate online operations in China through websites located at leju.com and the websites located at house.sina.com.cn, jiaju.sina.com.cn, construction.sina.com.cn, dichan.sina.com.cn and esf.sina.com.cn. The licenses are for an initial term of ten years expiring in 2024.

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

Registration Rights Agreement

In connection with SINA becoming a principal shareholder of ours, on March 21, 2017, we entered into a registration rights agreement with SINA, which grants SINA the same registration rights with respect to our ordinary shares as those granted to E-House and Tencent under the investor rights agreement dated March 31, 2014. For a detailed description of the registration rights, see “—Registration Rights Granted to E-House, Tencent and SINA”.

Transactions and Agreements with Tencent

Strategic Cooperation Agreement

On March 10, 2014, we entered into a strategic cooperation agreement with Tencent, a provider of comprehensive internet services serving the largest online community in China. Pursuant to the strategic cooperation agreement, we and Tencent have agreed to jointly develop software and tools for use on Weixin to facilitate our opening of Weixin public accounts associated with real estate projects, which we believe will provide real estate information to Weixin users, enable us to better connect with our users through such accounts and expand payment solutions provided to users. We have agreed to adopt Weixin payment solutions as the default payment method for real estate O2O e-commerce transactions conducted by our users on Weixin. We and Tencent have also agreed to explore and pursue additional opportunities for potential cooperation, including but not limited to cooperation involving Tencent’s social communications platform, including Weixin, “QQ” and “mobile QQ”; the social media service, “Tencent Weibo”; the social networking service, “Qzone”; and/or certain other Tencent wholly-owned internet properties in China.

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

Investor Rights Agreement

On March 31, 2014, being the closing date of the sale of shares to Tencent by E-House under the share purchase and subscription agreement, we entered into an investor rights agreement with E-House and Tencent, which granted E-House and Tencent, among other things, certain registration rights with respect to our ordinary shares owned by them. On March 21, 2017, we entered into a registration rights agreement with SINA, which grants SINA the same registration rights with respect to our ordinary shares as those granted to E-House and Tencent under the investor rights agreement dated March 31, 2014. For a detailed description of the registration rights, see “—Registration Rights Granted to E-House, Tencent and SINA”.

The investor rights agreement with E-House and Tencent also granted certain board representation rights to Tencent and placed certain restrictions on the transfer of our ordinary shares by E-House or Tencent.

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

Registration Rights Granted to E-House, Tencent and SINA

On March 31, 2014, we entered into an investor rights agreement with E-House and Tencent, which granted E-House and Tencent, among other things, certain registration rights with respect to our ordinary shares owned by them. On March 21, 2017, we entered into a registration rights agreement with SINA, which grants SINA the same registration rights with respect to our ordinary shares as those granted to E-House and Tencent under the investor rights agreement dated March 31, 2014.

Demand registration rights. E-House, Tencent and SINA have the right to demand that we effect a registration covering the offer and sale of their ordinary shares. E-House, Tencent and SINA are each entitled to an aggregate of three such registrations. We, however, are not required to prepare and file (i) more than two demand registration statements in any 12-month period, or (ii) any demand registration statement within 120 days following the date of effectiveness of any other registration statement. If the demand registration relates to an underwritten public offering and the managing underwriter advises in its reasonable opinion that the number of securities requested to be included in the demand registration exceeds the largest number which reasonably can be sold in such offering without having a material adverse effect on such offering, we will include in such demand registration, up to the maximum offering size, following the order of priority: (i) the registrable securities that the requesting parties propose to register; and (ii) any securities we propose to register and any securities with respect to which any other security holder has requested registration. If the managing underwriter determines that less than all of the registrable securities proposed to be sold can be included in such offering, then the registrable securities that are included in such offering shall be allocated pro rata among the respective requesting parties on the basis of registrable securities sought to be registered by each requesting party.

Shelf registration rights. Once we are eligible to file a shelf registration statement pursuant to Rule 415 promulgated under the Securities Act, E-House, Tencent and SINA will have the right to demand that we file a shelf registration statement covering their ordinary shares. We, however, will not be required to prepare and file more than two shelf registration statements in any 12-month period.

Piggyback registration rights. If we propose to file a registration statement for an offering of our ordinary shares, other than in a transaction of the type referred to in Rule 145 under the Securities Act or to our employees pursuant to any employee benefit plan, then we must offer E-House, Tencent and SINA an opportunity to include in the registration all or any part of their registrable securities. If the piggyback registration relates to an underwritten public offering and the managing underwriter advises in its reasonable opinion that the number of securities requested to be included in the piggyback registration together with the securities being registered by us or any other security holder exceeds the largest number which reasonably can be sold in such offering without having a material adverse effect on such offering, then (i) if we initiate the piggyback registration, we will include in such registration the securities we propose to register first, and allocate the remaining part of the maximum offering size to all other selling security holders on a pro rata basis; (ii) if any holder of our securities initiated the piggyback registration, we will include, up to the maximum offering size, first the securities such initiating security holder proposes to register, then the securities of any other selling security holders on a pro rata basis, and lastly the securities we propose to register.

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

Expenses of registration. We will pay all expenses relating to any demand or piggyback registration, except that E-House, Tencent and SINA shall bear and pay all (i) brokerage commissions, (ii) ADS issuance fees payable to any depositary institution, (iii) commissions, fees, spreads, discounts, transfer taxes, stamp duties, (iv) fees and expenses of its counsel or other advisers, subject to certain amounts that we will pay, and (v) their own out-of-pocket expenses, in each case, with respect to only such holder’s registrable securities.

Transactions with Certain Related Customers and Suppliers, Shareholders, Directors and Affiliates

Transactions with Related Customers and Suppliers

Transactions with SINA. As of December 31, 2014, 2015 and 2016, we had a payable balance of $1.7 million, $1.4 million and $1.6 million, respectively, to SINA, representing online advertising agency fee payable to SINA. The total cost recognized for the advertising agency services purchased from SINA was $6.6 million, $6.1 million and $9.8 million for the years ended December 31, 2014, 2015 and 2016, respectively. We also derived revenues in the amount of nil, $19,899 and $1,441 from providing online advertising services to SINA for the years ended December 31, 2014, 2015 and 2016, respectively.

Transactions with Beijing China Real Estate Research Association Technology Ltd., or CRERAT. CRERAT is a joint venture formed by E-House with China Real Estate Research Association and China Real Estate Association. As of December 31, 2014, we had a receivable balance from CRERAT of $684, representing the cash paid to suppliers on behalf of CRERAT for the purchase of marketing services. As of December 31, 2015, we had a receivable balance from CRERAT of $8,906, representing the cash paid to suppliers on behalf of CRERAT for the purchase of marketing services. As of December 31, 2016, we had no receivable balance from or payable balance to CRERAT. We purchased marketing services from CRERAT of nil, nil and $56,928 in 2014, 2015 and 2016, respectively. We also provided online advertising services to CRERAT of nil, $3,174 and nil, respectively, in 2014, 2015 and 2016.

Transactions with Shanghai Baoku Treasury Culture Development Corporation Ltd., or Baoku. Baoku is under control of Mr. Xin Zhou, our executive chairman. We purchased marketing services from Baoku of nil, nil and $7,454, respectively, in 2014, 2015 and 2016. We also provided online advertising services to Baoku of nil, nil and $7,752, respectively, in 2014, 2015 and 2016. We had no receivable balance from or payable balance to Baoku as of December 31, 2016.

Transactions with Shanghai Baoku Information & Technology Ltd., or Baoku I&T. Baoku I&T is under control of Mr. Xin Zhou, our executive chairman. We provided online advertising services to Baoku I&T of nil, nil and $140,639, respectively, in 2014, 2015 and 2016. We had no receivable balance from or payable balance to Baoku I&T as of December 31, 2016.

Transactions with Shanghai Quanzhuyi Home Furnishing Accessories Ltd., or Quanzhuyi. Quanzhuyi is one of our investment affiliates and we own 13.5% equity interest in it. As of December 31, 2016, we had a payable to Quanzhuyi of $24,271, which represents cash advance made by Quanzhuyi for the marketing services provided by us.

Transactions with Management

See “Item 6. Directors, Senior Management and Employees Management—B. Compensation of Directors and Executive Officers”.

Amount due to management as of December 31, 2014, 2015 and 2016 were $1.8 million, $0.9 million and nil, respectively. The amount due to management represents consideration paid by management for unvested restricted shares. Amount due to E-House management as of December 31, 2014, 2015 and 2016 were $0.2 million, $92,000 and nil, respectively. The amount due to E-House management represents consideration paid by E-House management for unvested restricted shares.

Contractual Arrangements with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu (the consolidated variable interest entities)

See “Item 4. Information on the Company—C. Organizational Structure”.

Share Options and Restricted Shares

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan”.

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

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations relating to Dividend Distributions”.

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

In 2016, the trading price of our ADSs on the NYSE ranged from $5.83 to $3.28 per ADS.

The following table sets forth, for the periods indicated, the high and low trading prices on the NYSE for our ADSs.

	Sales Price ($)
	High	Low
Annual Highs and Lows
2014 (Since April 17, 2014)	18.60	8.01
2015	13.30	4.38
2016	5.83	3.28
Quarterly Highs and Lows
2015
First Quarter	13.30	6.66
Second Quarter	10.82	7.36
Third Quarter	8.47	4.38
Fourth Quarter	7.57	5.39
2016
First Quarter	5.83	3.28
Second Quarter	5.69	3.97
Third Quarter	5.47	3.55
Fourth Quarter	5.25	3.40
Monthly Highs and Lows
October 2016	5.25	3.77
November 2016	4.72	3.81
December 2016	5.02	3.40
January 2017	4.71	3.86
February 2017	4.10	3.65
March 2017	3.99	2.97
April 2017 (through April 20, 2017)	3.50	3.00

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

Our ADSs, each representing one of our ordinary shares, have been traded on the NYSE since April 17, 2014 under the symbol “LEJU”.

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

B.                                    Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (2016 Revision) of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices”.

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

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information”.

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

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

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

C.                                    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company”, “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”, or elsewhere in this annual report on Form 20-F.

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Foreign Exchange Registration of Offshore Investments by PRC Residents”.

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

People’s Republic of China Taxation

Under the EIT Law, and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered a resident enterprise. The implementation rules of the EIT Law define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued the SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises including Leju Holdings Limited. According to the SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, board and shareholder resolutions are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

Although Leju Holdings Limited does not meet condition (iii) above as its primary assets in the form of shareholding in offshore entities, and its accounting books and records, company seals, and board and shareholder resolutions are located and maintained outside China, there are uncertainties as to the interpretation of relevant PRC regulations including the SAT Circular 82 and condition (iii) above as well as the applicability of the SAT Circular 82 to Leju Holdings Limited, and the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”.

If the PRC tax authorities determine that Leju Holdings Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Leju Holdings Limited would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that Leju Holdings Limited is treated as a PRC resident enterprise.

The SAT issued the SAT Circular 59 together with the Ministry of Finance in April 2009 and the SAT Circular 698 in December 2009. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. The SAT Bulletin 7 was promulgated in February 2015 and replaced previous rules under the SAT Circular 698. Under the SAT Bulletin 7, an “indirect transfer” of assets of a PRC resident enterprise, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable properties, if such transaction arrangement lacks a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to the SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity interests in PRC resident enterprises. In respect of an indirect transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. If the underlying transfer relates to the immovable properties located in China or to equity interests in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make payments for the transfer has a withholding obligation. Although it appears that the SAT Bulletin 7 does not apply to share transfers of publicly traded companies, there is uncertainty as to the application of the SAT Bulletin 7 and we and our non-PRC resident investors may be at risk of being subject to tax filing or withholding obligations under the SAT Bulletin 7 and we may be required to expend valuable resources to comply with the SAT Bulletin 7 or to establish that we should not be taxed under the SAT Bulletin 7.

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended. This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules that differ significantly from those summarized below (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or investors that have a functional currency other than the U.S. dollar). In addition, this discussion does not address U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any non-U.S., state, and local tax considerations. Each U.S. holder is urged to consult its tax advisors regarding the U.S. federal, state, local, and non-U.S. tax considerations of an investment in our ADSs or ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (as determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

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

While we believe we were not a PFIC for the taxable year ended December 31, 2016, and do not expect to be a PFIC for the current taxable year and the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if market capitalization is less than anticipated or subsequently declines, we may be classified as a PFIC for the current or future taxable years.

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

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for any taxable year are generally discussed below under “Passive Foreign Investment Company Rules”.

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

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC resident enterprise under the EIT Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in China, such gain may be treated as PRC-source gain for foreign tax credit purposes under the U.S.-PRC income tax treaty. U.S. holders are advised to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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

As discussed above under “Dividends”, dividends that we pay on our ADSs or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, such holder is generally required to file U.S. IRS Form 8621 and other information as the U.S. Treasury Department may require. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

Information Reporting

Certain U.S. holders are required to report information to the IRS relating to an interest in “specified foreign financial assets”, including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. holder is required to submit such information to the IRS and fails to do so.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

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

I.                                        Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure”.

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

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and we have not used any forward contracts, currency borrowings or derivative instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between the U.S. dollars and the Renminbi because substantially all of our revenues and expenses are denominated in Renminbi and the functional currency of our principal operating subsidiaries and consolidated variable interest entities is the Renminbi, while we use the U.S. dollar as our functional and reporting currency and our ADSs are traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, acquisitions or other uses within China, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. To the extent that we seek to convert Renminbi into U.S. dollars, depreciation of the Renminbi against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2016, we had Renminbi- or Hong Kong dollar- denominated cash balances of $271.4 million and U.S. dollar-denominated cash balances of $3.0 million. Assuming we had converted the U.S. dollar-denominated cash balance of $3.0 million as of December 31, 2016 into Renminbi at the exchange rate of $1.00 for RMB6.9430 as of December 30, 2016, this cash balance would have been RMB20.6 million. Assuming a further 1% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB20.4 million as of December 31, 2016. Assuming a 1% depreciation of the Renminbi against the U.S. dollar, this cash balance would have increased to RMB20.8 million as of December 31, 2016.

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

For the year ended December 31, 2016, we received $0.4 million of reimbursement from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

For the period from April 16, 2014, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2016, we used the net proceeds from our initial public offering as follows:

•                  approximately $69.7 million for geographic expansion, including adding new business lines in existing cities and converting outsourced operations to direct operations in approximately 30 smaller cities in various provinces in China;

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

ITEM 15.                 CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15 (e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of the end of the period covered by this annual report, our existing disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, our management has concluded that, as of December 31, 2016, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2016, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Years Ended December 31,
	2015	2016
Audit fees(1)	805,992	962,822
Tax fees(2)	23,807	—

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

ITEM 16D.        EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On March 31, 2017, we announced that Mr. Xin Zhou intended to purchase Leju’s ordinary shares in the form of ADSs with an aggregate value of up to US$10 million during the following six months. As of the date of this annual report, we do not have any information as to whether Mr. Xin Zhou has purchased any shares pursuant to this previously announced plan.

ITEM 16F.         CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.       CORPORATE GOVERNANCE

Prior to December 30, 2016, because E-House held more than 50% of the total voting power of our ordinary shares, we were a “controlled company” under Section 303A of the Corporate Governance Rules of the NYSE. A controlled company need not comply with the applicable NYSE corporate governance rules requiring its board of directors to have a majority of independent directors and independent compensation and nominating and corporate governance committees. We availed ourselves of these controlled company exemptions. As a result, we did not have a majority of independent directors on our board nor a separate nominating committee. In addition, our compensation committee did not consist entirely of independent directors and we were not required to have an annual performance evaluation of the compensation committee.

As we have ceased to be a controlled company within the meaning of Section 303A of the Corporate Governance Rules of the NYSE since December 30, 2016, to the extent we do not rely on home country exemption as a foreign private issuer, we are required to comply with the Section 303A corporate governance requirements, including:

•                  we must satisfy the majority independent board requirement by December 30, 2017; and

•                  we must have at least a majority of independent members on each of compensation committee and nominating committee by March 30, 2017 and we must have fully independent compensation committee and nominating committee by December 30, 2017.

Although the aforesaid phase-in period is available to us, we have completed changes in our board and committee composition and have been in compliance with the NYSE corporate governance rules since March 10, 2017, including:

•                  we satisfy the majority independent board requirement;

•                  our compensation committee is fully independent; and

•                  we have established a nominating and corporate governance committee that is fully independent.

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
4.4*

English translation of Exclusive Call Option Agreement, dated February 17, 2017, between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu and Yinyu He

4.5*	English translation of Loan Agreement, dated February 16, 2017, between Shanghai SINA Leju Information Technology Co., Ltd., Xudong Zhu and Yinyu He
4.6*

English translation of Shareholder Voting Rights Proxy Agreement, dated February 17, 2017, between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu and Yinyu He

4.7*	English translation of Power of Attorney, dated February 17, 2017, issued by Xudong Zhu to Xin Zhou
4.8*	English translation of Power of Attorney, dated February 17, 2017, issued by Yinyu He to Xin Zhou
4.9*

English translation of Equity Pledge Agreement, dated February 17, 2017, between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu and Yinyu He

4.10

English translation of Exclusive Technical Support Agreement dated May 8, 2008 between Shanghai SINA Leju Information Technology Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.11*	English translation of Exclusive Call Option Agreement, dated March 2, 2017, between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd., Yinyu He and Weijie Ma
4.12*	English translation of Loan Agreement, dated March 1, 2017, between Shanghai Yi Yue Information Technology Co. Ltd., Yinyu He and Weijie Ma
4.13*

English translation of Shareholder Voting Right Proxy Agreement, dated March 2, 2017, between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd., Yinyu He and Weijie Ma

4.14*	English translation of Power of Attorney, dated March 2, 2017, issued by Yinyu He to Xin Zhou
4.15*	English translation of Power of Attorney, dated March 2, 2017, issued by Weijie Ma to Xin Zhou
4.16*	English translation of Equity Pledge Agreement, dated March 2, 2017, between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd., Yinyu He and Weijie Ma
4.17

English translation of Exclusive Technical Support Agreement, dated December 5, 2011, between Shanghai Yi Yue Information Technology Co. Ltd. and Shanghai Yi Xin E-Commerce Co., Ltd. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.18*

English translation of Exclusive Call Option Agreement, dated February 27, 2017, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd., Yinyu He and Weijie Ma

4.19*	English translation of Loan Agreement, dated February 26, 2017, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Yinyu He and Weijie Ma
4.20*

English translation of Shareholder Voting Right Proxy Agreement, dated February 27, 2017, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd., Yinyu He and Weijie Ma

4.21*	English translation of Power of Attorney, dated February 27, 2017, issued by Yinyu He to Xin Zhou
4.22*	English translation of Power of Attorney, dated February 27, 2017, issued by Weijie Ma to Xin Zhou
4.23*

English translation of Equity Pledge Agreement, dated February 27, 2017, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd., Yinyu He and Weijie Ma

4.24

English translation of Exclusive Technical Support Agreement, dated April 1, 2012, between Beijing Maiteng Fengshun Science and Technology Co., Ltd. and Beijing Jiajujiu E-Commerce Co., Ltd. (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

Exhibit Number	Description of Document
4.25

English translation of Advertising Inventory Sale Agency Agreement, dated March 7, 2014, between SINA Corporation and Leju Holdings Limited. (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333¬194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.26

Amended and Restated Domain Name and Content License Agreement, dated March 7, 2014, between Beijing SINA Internet Information Service Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.27

Amended and Restated Trademark License Agreement, dated March 7, 2014, between Beijing SINA Internet Information Service Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.28

Amended and Restated Software License and Support Services Agreement, dated March 7, 2014, between SINA.com Technology (China) Co. Ltd. and Shanghai SINA Leju Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.29

Master Transaction Agreement, dated March 2014, between the Registrant and E-House (China) Holdings Limited. (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.30

Offshore Transitional Services Agreement, dated March 2014, between the Registrant and E-House (China) Holdings Limited. (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.31

Non-Competition Agreement, dated March 2014, between the Registrant and E-House (China) Holdings Limited. (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.32

English translation of Onshore Transitional Services Agreement, dated March 2014, between Shanghai Real Estate Sales (Group) Co., Ltd. and certain subsidiaries of the Registrant (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.33

English translation of Onshore Cooperation Agreement, dated March 2014, by and among Shanghai Real Estate Sales (Group) Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Shanghai Yi Xin E-Commerce Co., Ltd. and Beijing Jiajujiu E-Commerce Co., Ltd. (incorporated herein by reference to Exhibit 10.33 to the registration statement on Form F-1 (File No. 333¬194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.34

English translation of Internet Channel Cooperation Agreement, dated April 29, 2010, between Beijing Baidu Netcom Science and Technology Co., Ltd., China Online Housing (Hong Kong) Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (incorporated herein by reference to Exhibit 10.34 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.35

English translation of Further Strategic Cooperation Agreement, dated June 2011, between Beijing Yisheng Leju Information Services Co., Ltd. and Beijing Baidu Netcom Science and Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.35 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

Exhibit Number	Description of Document
4.36

English translation of Supplement to Further Strategic Cooperation Agreement and the Cooperation Agreement between Beijing Yisheng Leju Information Services Co., Ltd. and Beijing Baidu Netcom Science and Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.36 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.37

Strategic Cooperation Agreement, dated March 10, 2014, between Shanghai Yi Yue Information Technology Co., Ltd. and Shenzhen Tencent Computer Systems Company Limited (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.40

English translation of 2015 Further Strategic Cooperation Framework Agreement, dated March 9, 2015, between Beijing Yisheng Leju Information Services Co., Ltd. and Beijing Baidu Netcom Science and Technology Co., Ltd. (incorporated by reference to Exhibit 4.40 from our annual report on Form 20-F (File No. 001-36396), filed with the Commission on April 21, 2015)

4.41

Investor Rights Agreement dated March 31, 2014 between E-House (China) Holdings Limited, THL O Limited and the Registrant (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.42*	Registration Rights Agreement, dated March 21, 2017, between the Registrant and SINA Corporation
4.43*

English translation of Termination Agreement dated February 16, 2017 between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu and Zuyu Ding

4.44*	English translation of Equity Transfer Agreement dated February 16, 2017 between Xudong Zhu, Zuyu Ding and Yinyu He
4.45*

English translation of Supplemental Agreement dated February 16, 2017 between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu, Zuyu Ding and Yinyu He

4.46*	English translation of Termination Agreement dated March 1, 2017 between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma
4.47*	English translation of Equity Transfer Agreement dated March 1, 2017 between Weijie Ma, Zuyu Ding and Yinyu He
4.48*	English translation of Supplemental Agreement dated March 1, 2017 between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd., Zuyu Ding, Weijie Ma and Yinyu He
4.49*	English translation of Termination Agreement dated February 26, 2017 between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma
4.50*	English translation of Equity Transfer Agreement dated February 26, 2017 between Weijie Ma, Zuyu Ding and Yinyu He
4.51*

English translation of Supplemental Agreement dated February 26, 2017 between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd., Zuyu Ding, Weijie Ma and Yinyu He

8.1*	Principal Subsidiaries and Consolidated Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.2*	Consent of Fangda Partners
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed herewith

* *       Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LEJU HOLDINGS LIMITED

	By:	/s/ Yinyu He
	Name:	Yinyu He
	Title:	Chief Executive Officer

Date: April 21, 2017

LEJU HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Leju Holdings Limited

We have audited the accompanying consolidated balance sheets of Leju Holdings Limited and subsidiaries (the “Group”) as of December 31, 2015 and 2016, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2015 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 21, 2017 expressed an unqualified opinion on the Group’s internal control over financial reporting.

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

April 21, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Leju Holdings Limited

We have audited the internal control over financial reporting of Leju Holdings Limited and subsidiaries (the “Group”) as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Group and our report dated April 21, 2017 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 21, 2017

LEJU HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollar except for share data)

	December 31,
	2015	2016
	$	$
ASSETS
Current assets:
Cash and cash equivalents	260,295,909	274,337,674
Accounts receivable, net of allowance for doubtful accounts of $26,350,814 and $31,160,340 as of December 31, 2015 and 2016, respectively	113,991,480	71,390,171
Marketable securities	—	2,181,354
Customer deposits	58,833,225	39,702,416
Prepaid expenses and other current assets	20,880,667	12,755,710
Amounts due from related parties	8,906	6,019,121
Total current assets	454,010,187	406,386,446
Property and equipment, net	6,800,614	7,923,027
Intangible assets, net	90,736,828	78,373,616
Investment in affiliates	668,938	408,851
Goodwill	39,807,243	39,018,058
Deferred tax assets	32,769,692	41,698,296
Other non-current assets	2,044,863	2,058,633
TOTAL ASSETS	626,838,365	575,866,927

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Leju of $327,140 and $1,573,620 as of December 31, 2015 and 2016, respectively)	327,140	1,573,620
Accrued payroll and welfare expenses (including accrued payroll and welfare expenses of the consolidated VIEs without recourse to Leju of $34,784,706 and $29,742,853 as of December 31, 2015 and 2016, respectively)	45,691,874	41,727,577
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Leju of $27,599,392 and $29,890,262 as of December 31, 2015 and 2016, respectively)	66,814,874	66,147,522
Other tax payable (including other tax payable of the consolidated VIEs without recourse to Leju of $17,268,065 and $13,360,481 as of December 31, 2015 and 2016, respectively)	31,930,296	16,678,264
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Leju of $1,418,096 and $1,581,349 as of December 31, 2015 and 2016, respectively)	10,214,007	1,581,349
Advance from customers and deferred revenue (including advance from customers and deferred revenue of the consolidated VIEs without recourse to Leju of $5,366,944 and $4,960,924 as of December 31, 2015 and 2016, respectively)	5,703,085	5,058,212
Liability for accrued marketing and advertising expenses (including liability for accrued marketing and advertising expenses of the consolidated VIEs without recourse to Leju of $733,473 and $6,271,191 as of December 31, 2015 and 2016, respectively)	3,914,990	9,355,409
Liability for unpaid consideration of acquiring non-controlling interest (including liability for unpaid consideration of acquiring non-controlling interest of the consolidated VIEs without recourse to Leju of $7,338,593 and nil as of December 31, 2015 and 2016, respectively)	7,338,593	—
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Leju of $6,340,375 and $6,809,176 as of December 31, 2015 and 2016, respectively)	7,672,494	8,516,123
Total current liabilities	179,607,353	150,638,076
Deferred tax liabilities (including deferred tax liabilities, non-current of the consolidated VIEs without recourse to Leju of $523,874 and $533,401 as of December 31, 2015 and 2016, respectively)	22,997,731	18,869,374
Total liabilities	202,605,084	169,507,450

Commitments and contingencies (Note 15)
Equity:
Ordinary shares ($0.001 par value): 500,000,000 and 500,000,000 shares authorized, 134,930,870 and 135,503,958 shares issued and outstanding, as of December 31, 2015 and 2016, respectively	134,931	135,504
Additional paid-in capital	773,766,165	785,019,254
Accumulated deficit	(343,658,094)	(354,364,813)
Subscription receivable	(9,200)	—
Accumulated other comprehensive loss	(5,521,547)	(22,321,234)
Total Leju equity	424,712,255	408,468,711
Non-controlling interest	(478,974)	(2,109,234)
Total equity	424,233,281	406,359,477
TOTAL LIABILITIES AND EQUITY	626,838,365	575,866,927

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollar except for share data)

	Year Ended December 31,
	2014	2015	2016
	$	$	$
Revenues
E-commerce	326,679,871	420,552,177	419,023,733
Online advertising	155,049,818	134,229,255	117,948,842
Listing	14,293,184	21,022,504	22,538,535
Total revenues	496,022,873	575,803,936	559,511,110
Cost of revenues	(51,129,730)	(60,313,726)	(57,491,395)
Selling, general and administrative expenses	(366,341,900)	(475,445,516)	(521,797,022)
Other operating income	2,525,496	3,567,965	4,586,746
Income (loss) from operations	81,076,739	43,612,659	(15,190,561)
Interest income	1,316,203	1,167,005	1,312,533
Other income, net	35,799	290,039	619,750
Gain (loss) on disposal of investment or sudsidiaries	—	271,501	(185,777)
Income (loss) before taxes and equity in affiliates	82,428,741	45,341,204	(13,444,055)
Income tax benefit (expense)	(15,545,964)	(10,307,322)	2,067,739
Income (loss) before equity in affiliates	66,882,777	35,033,882	(11,376,316)
Loss from equity in affiliates	(223,389)	(227,977)	(224,752)
Net income (loss)	66,659,388	34,805,905	(11,601,068)
Less: Net income (loss) attributable to non-controlling interest	138,494	(524,184)	(1,812,229)
Net income (loss) attributable to Leju shareholders	66,520,894	35,330,089	(9,788,839)
Earnings (loss) per share:
Basic	$0.51	$0.26	$(0.07)
Diluted	$0.50	$0.26	$(0.07)
Shares used in computation:
Basic	129,320,666	134,528,971	135,220,210
Diluted	132,502,100	136,223,974	135,220,210

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In U.S. dollar)

	Year Ended December 31,
	2014	2015	2016
	$	$	$
Net income (loss)	66,659,388	34,805,905	(11,601,068)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	(605,736)	(10,586,435)	(16,760,659)

Comprehensive income (loss)	66,053,652	24,219,470	(28,361,727)
Less: Comprehensive income (loss) attributable to non-controlling interests	129,794	(559,409)	(1,771,012)

Comprehensive income (loss) attributable to Leju shareholders	65,923,858	24,778,879	(26,590,715)

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollar)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Subscription Receivable	Total Leju Equity	Non-controlling Interest	Total Equity
	Number	$	$	$	$	$	$	$	$
Balance at December 31, 2013	120,000,000	120,000	686,378,493	(443,294,132)	5,621,576	(120,000)	248,705,937	3,084,098	251,790,035
Net income	—	—	—	66,520,894	—	—	66,520,894	138,494	66,659,388
Issuance of ordinary shares, net of issuance cost	13,529,420	13,529	120,244,055	—	—	—	120,257,584	—	120,257,584
Share-based compensation	—	—	9,448,778	(1,102,982)	—	—	8,345,796	—	8,345,796
Changes in equity ownership on acquisition of non-controlling interest	—	—	(32,659,173)	—	—	—	(32,659,173)	(3,127,703)	(35,786,876)
Changes in equity ownership on partial disposal of subsidiary	—	—	312,659	—	5,123	—	317,782	(8,387)	309,395
Payment for subscription receivable from E-House	—	—	—	—	—	120,000	120,000	—	120,000
Contribution from E-House	—	—	2,857,251	—	—	—	2,857,251	—	2,857,251
Deemed distribution to E-House associated with tax liability	—	—	(571,227)	—	—	—	(571,227)	—	(571,227)
Vesting of restricted shares	220,000	220	1,011,780	—	—	—	1,012,000	—	1,012,000
Exercise of share options	266,201	266	1,224,258	—	—	(688,989)	535,535	—	535,535
Foreign currency translation adjustments	—	—	—	—	(597,036)	—	(597,036)	(8,700)	(605,736)

Balance at December 31, 2014	134,015,621	134,015	788,246,874	(377,876,220)	5,029,663	(688,989)	414,845,343	77,802	414,923,145
Net income (loss)	—	—	—	35,330,089	—	—	35,330,089	(524,184)	34,805,905
Dividends to shareholders	—	—	(26,873,022)	—	—	—	(26,873,022)	—	(26,873,022)
Dividends to non-controlling interest	—	—	—	—	—	—	—	(10,260)	(10,260)
Share-based compensation	—	—	10,478,778	(1,111,963)	—	—	9,366,815	12,893	9,379,708
Vesting of restricted shares	719,064	719	1,011,281	—	—	—	1,012,000	—	1,012,000
Exercise of share options	196,185	197	902,254	—	—	679,789	1,582,240	—	1,582,240
Foreign currency translation adjustments	—	—	—	—	(10,551,210)	—	(10,551,210)	(35,225)	(10,586,435)

Balance at December 31, 2015	134,930,870	134,931	773,766,165	(343,658,094)	(5,521,547)	(9,200)	424,712,255	(478,974)	424,233,281
Net loss	—	—	—	(9,788,839)	—	—	(9,788,839)	(1,812,229)	(11,601,068)
Capital injection from non-controlling interests	—	—	—	—	—	—	—	296,959	296,959
Disposal of a subsidiary	—	—	—	—	2,189	—	2,189	(189,618)	(187,429)
Share-based compensation	—	—	9,936,112	(917,880)	—	—	9,018,232	33,411	9,051,643
Vesting of restricted shares	506,664	507	1,011,493	—	—	—	1,012,000	—	1,012,000
Exercise of share options	66,424	66	305,484	—	—	9,200	314,750	—	314,750
Foreign currency translation adjustments	—	—	—	—	(16,801,876)	—	(16,801,876)	41,217	(16,760,659)
Balance at December 31, 2016	135,503,958	135,504	785,019,254	(354,364,813)	(22,321,234)	—	408,468,711	(2,109,234)	406,359,477

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollar)

	Year Ended December 31,
	2014	2015	2016
	$	$	$
Operating activities:
Net income (loss)	66,659,388	34,805,905	(11,601,068)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	26,118,778	29,279,835	15,006,676
Loss from equity in affiliates	223,389	227,977	224,752
Loss (gain) on disposal of investment or subsidiaries	—	(271,501)	185,777
Allowance for doubtful accounts	11,599,708	18,959,895	14,797,072
Share-based compensation	8,880,397	11,518,112	10,655,448
Unrealized gain on marketable securities	—	—	(180,112)
Amortization of discounts related to liability for exclusive rights	52,922	—	—
Impairment and others	35,709	274,263	524,810
Changes in operating assets and liabilities:
Accounts receivable	(45,417,127)	(12,189,414)	23,454,688
Marketable securities	—	—	(2,001,242)
Customer deposits	—	(58,833,225)	18,887,756
Amounts due from related parties	3,471,274	(8,222)	(7,872,808)
Prepaid expenses and other current assets	(4,236,540)	(8,334,672)	9,310,657
Other non-current assets	(247,654)	(264,398)	17,136
Accounts payable	(1,051,548)	(42,576)	1,230,644
Accrued payroll and welfare expenses	17,515,586	(2,265,584)	(3,954,784)
Income tax payable	15,249,420	9,774,416	(646,293)
Other tax payable	9,297,217	4,214,594	(15,401,042)
Amounts due to related parties	4,381,372	48,449,802	(7,620,658)
Other current liabilities and accrued expenses	14,668,180	(16,319,318)	5,507,463
Deferred taxes	(2,369,482)	(7,700,893)	(15,416,346)
Net cash provided by operating activities	124,830,989	51,274,996	35,108,526

Investing activities:
Deposit for and purchase of property and equipment and intangible assets	(12,122,678)	(14,810,650)	(4,243,386)
Investment in affiliates	(245,138)	(369,595)	—
Cash outflow due to disposal of a subsidiary	—	—	(129,643)
Proceeds from disposal of property and equipment	12,400	80,472	57,186
Net cash used in investing activities	(12,355,416)	(15,099,773)	(4,315,843)

Financing activities:
Contribution from non-controlling interest	—	—	296,959
Proceeds of loans from related parties	—	—	89,462,593
Refund loans to related parties	—	(42,513,286)	(87,600,000)
Advance from related parties	276,000	—	—
Contribution from E-House	120,000	—	—
Dividends to non-controlling interests	—	(10,260)	—
Proceeds from issuance of ordinary shares, net of paid issuance costs of $15,036,616	120,257,584	—	—
Proceeds from exercise of options	535,535	1,582,240	314,750
Acquisition of non-controlling interest of subsidiaries	(14,418,056)	(17,360,080)	(7,079,295)
Dividends to shareholders	—	(26,873,022)	—
Proceeds from partial disposal of subsidiaries	309,395	—	—
Net cash provided by (used in) financing activities	107,080,458	(85,174,408)	(4,604,993)

Effect of exchange rate changes on cash and cash equivalents	(474,614)	(8,515,962)	(12,145,925)
Net increase (decrease) in cash and cash equivalents	219,081,417	(57,515,147)	14,041,765
Cash and cash equivalents at the beginning of the year	98,729,639	317,811,056	260,295,909
Cash and cash equivalents at the end of the year	317,811,056	260,295,909	274,337,674
Supplemental disclosure of cash flow information:
Income taxes paid	1,953,177	5,196,133	10,199,779
Non-cash investing and financing activities:
Related party payable recorded as a capital contribution	2,857,251	—	—
Deemed distribution to E-House associated with tax liability	(571,227)	—	—
Total equity decreased in connection with disposal of a subsidiary	—	—	(187,429)
Decrease in amount due to related party due to vesting of restricted shares	1,012,000	1,012,000	1,012,000
Payables for acquisition of non-controlling interest	(25,645,630)	(7,338,593)	—

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016
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

E-House (China) Holdings Limited (“E-House Holdings”) is the Company’s parent company from its incorporation to December 30, 2016. E-House Holdings, its subsidiaries and VIEs, excluding the Group, are collectively referred to as “E-House”.

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

The following table lists major subsidiaries and the consolidated VIEs of the Company as of December 31, 2016:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Shanghai SINA Leju Information Technology Co., Ltd (“Shanghai SINA Leju”)	08-May-08	PRC	100%
E-House City Re-House Real Estate Agency (Shanghai) Limited(“City RE-House”)	04-Mar-10	PRC	100%
Shanghai Yi Yue Information Technology Co., Ltd (“Shanghai Yi Yue”)	16-Sep-11	PRC	100%
Beijing Maiteng Fengshun Science and Technology Co., Ltd (“Beijing Maiteng”)	04-Jan-12	PRC	84%
Beijing Yisheng Leju Information Service Co., Ltd.(“Beijing Leju”)	13-Feb-08	PRC	VIE
Shanghai Yi Xin E-Commerce Co., Ltd.(“Shanghai Yi Xin”)	05-Dec-11	PRC	VIE
Beijing Jiajujiu E-Commerce Co., Ltd.(“Beijing Jiajujiu”)	22-Mar-12	PRC	VIE

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

The consolidated financial statements include the Group’s direct expenses as well as allocations for various selling, general and administrative expenses of E-House that are not directly related to online services. These expenses consist primarily of share-based compensation expenses of senior management and shared marketing and management expenses including accounting, administrative, marketing, internal control, customer service support and legal support services. These allocations were made using a proportional cost allocation method and were based on revenues, headcount as well as estimates of actual time spent on the provision of services attributable to the Group. Management believes these allocations are reasonable. Total selling, general and administrative expenses allocated from E-House was $2,857,251 for the period from January 1, 2014 to the IPO date, recorded as capital contribution by E-House. Income tax provision reflected in the Company’s Consolidated Statements of Operations is calculated based on a separate return basis as if the Group had filed a separate tax return. Subsequent to the IPO, E-House began charging the Group transitional corporate service fees pursuant to agreements entered into in March 2014 in connection with the IPO. Under these transitional services arrangements, E-House provides various corporate support services to the Group, including general finance and accounting, human resource management, administrative, internal control and internal audit, operational management, legal and information technology. E-House charges the Group a fee based on an estimate of the actual cost incurred to provide such services, which amounted to $10,399,978, $6,040,071 and $8,585,821 for the period from the IPO date to December 31, 2014, for the year ended December 31, 2015 and 2016, respectively.

On August 12, 2016, E-House Merger Sub Ltd. (a wholly owned subsidiary of E-House Holdings Ltd., or Parent) merged with and into E-House Holdings, with E-House Holdings continuing as the surviving company and a wholly owned subsidiary of Parent. Parent is a Cayman Islands company jointly established by Mr. Xin Zhou, SINA and certain other persons, and controlled by Mr. Xin Zhou. On December 30, 2016, Parent repurchased all the ordinary shares held by SINA in Parent, for an aggregated consideration consisting of 40,651,187 ordinary shares of Leju and a cash payment of $129,038,150. As a result of the foregoing transactions, E-House Holdings is no longer Leju’s controlling shareholder but remains as the largest shareholder of Leju, and SINA has become a principal shareholder of Leju.

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

The VIE arrangements

PRC regulations currently prohibit or restrict foreign ownership of companies that provide internet content and advertising services. To comply with these regulations, the Group provides such activities relating to real estate projects through its VIEs and their subsidiaries. To provide the Group effective control over and the ability to receive substantially all of the economic benefits of its VIEs and their subsidiaries, certain of the Company’s subsidiaries, Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng (collectively, the “Foreign Owned Subsidiaries”) entered into a series of contractual arrangements with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu (collectively the “VIEs”) and their respective shareholders, respectively, as summarized below:

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

Loan Agreement.     Under the loan agreement among shareholders of the VIEs and the respective Foreign Owned Subsidiaries, the respective Foreign Owned Subsidiaries granted an interest-free loan to the shareholders of the VIEs, solely for their purchase of the equity interest of the VIEs, investing or operating activities conducted in the VIEs. Each loan agreement will be due upon the earlier of twenty years from the date of execution or the expiration of the term of business of VIEs.

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

Each shareholder voting right proxy agreement has a term of twenty years, unless it is early terminated by all parties in writing or pursuant to provision of this agreement. The term of the agreement will be automatically extended for one year upon the expiration, if the Foreign Owned Subsidiary gives the other parties written notice requiring the extension at least 30 days prior to expiration and the same mechanism will apply subsequently upon the expiration of each extended term.

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

The following financial statement amounts and balances of the Group’s VIEs were included in the accompanying consolidated financial statements, after elimination of inter-company balances and transactions:

	As of December 31,
	2015	2016
	$	$
Cash and cash equivalents	59,170,627	89,160,450
Accounts receivable, net of allowance for doubtful accounts	111,300,756	62,212,257
Customer deposits	38,710,027	12,061,362
Amounts due from related parties	13,238,930	1,259,992
Other current assets	14,372,034	1,374,518
Total current assets	236,792,374	166,068,579
Total non-current assets	50,431,189	51,697,208
Total assets	287,223,563	217,765,787
Accounts payable	327,140	1,573,620
Accrued payroll and welfare expenses	34,784,706	29,742,853
Income tax payable	27,599,392	29,890,262
Other tax payable	17,268,065	13,360,481
Amounts due to related parties	1,418,096	1,581,349
Advance from customers	5,366,944	4,960,924
Liability for accrued marketing and advertising expenses	733,473	6,271,191
Liability for unpaid consideration of acquiring non-controlling interest	7,338,593	—
Other current liabilities	6,340,375	6,809,176
Total current liabilities	101,176,784	94,189,856
Deferred tax liabilities, non-current	523,874	533,401
Total liabilities	101,700,658	94,723,257

	Year Ended December 31,
	2014	2015	2016
	$	$	$
Total revenues	484,511,682	558,714,556	540,838,424
Cost of revenues	(41,218,756)	(48,032,280)	(45,641,656)
Net income	2,532,232	3,307,694	2,286,007
Net cash provided by operating activities	57,761,765	41,577,844	43,652,445
Net cash used in investing activities	(10,927,762)	(13,884,075)	(1,945,215)
Net cash used in financing activities	(14,418,056)	(59,873,366)	(6,782,336)

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

Assets measured at fair value on a recurring basis are comprised of marketable securities. The Group uses quoted price in active markets (Level 1 investments) to determine the fair value of marketable securities.

There are no assets or liabilities measured at fair value on a nonrecurring basis in 2014, 2015 and 2016.

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

(g) Marketable securities

Marketable securities include securities that are classified as trading securities. Trading securities represent equity securities that are bought and held principally for the purpose of selling them in the near term, and they are reported at fair value, with both unrealized and realized gains and losses reported in other income (loss). The fair value of marketable securities is based upon the quoted price in an active market for identical instruments (Level 1).

(h) Customer deposits

The Group provides online e-commerce services for customers. Some real estate developers require the Group to pay an upfront and refundable deposit to obtain the exclusive e-commerce services agreement of the real estate development projects. These deposits are refunded to the Group subject to certain pre-determined criteria specified in the contracts. Customer deposits are recorded as either current or non-current assets based on the Group’s estimate of the date of refund. As of December 31, 2016, all customer deposit are refundable within 12 months and none of them passed the original due date.

(i) Investment in affiliates

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

The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. The Group has not recorded any impairment losses in any of the periods reported. As of December 31, 2015 and 2016, the Group determined that no such events were present.

(j) Property and equipment, net

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

(k) Intangible assets, net

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

(l) Impairment of long-lived assets

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

(m) Impairment of goodwill and indefinite lived intangible assets

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

(n) Income taxes

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

(o) Share-based compensation

Share-based compensation cost is measured on the grant date, based on the fair value of the award, and recognized as an expense over the requisite service period. Management has made an estimate of expected forfeitures and recognizes compensation cost only for those equity awards expected to vest.

(p) Revenue recognition

The Group recognizes revenue when there is persuasive evidence of an arrangement, service has been rendered, the sales price is fixed or determinable and collectability is reasonably assured. Revenues are recorded, net of sales related taxes.

The Group generates real estate online revenues principally from e-commerce, online advertising, and listing services.

The Group e-commerce services primarily include discount coupon advertising and facilitating transactions. The Group provides property viewing and pre-sale customer support free of charge in connection with the sale of discount coupons. E-commerce revenues are principally generated from selling discount coupons to potential property buyers. Those discount coupons allow buyers to purchase specified properties from real estate developers at discounts greater than the face value of the fees charged by the Group. The discount coupons are refundable to the buyers at any time before they are used to purchase the specified properties. The Group recognizes such e-commerce revenues upon obtaining confirmation letters that prove the use of coupons by property buyers, and when collections are reasonably assured. Revenues are recognized based on the net proceeds received. The Group facilitates transactions on its proprietary platform for home furnishing business and earns commissions from merchants that are generally determined as a percentage based on the value of merchandise being sold by the merchants. Revenue related to commissions is recognized in the consolidated income statements at the time when the underlying transaction is completed.

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

There are no multiple elements arrangements within the services provided by the Group. However, E-House has multiple element arrangements that may include provision of online advertising services provided by the Group. The total amounts of revenue earned by the Group related to agreements that have been accounted for as multiple element arrangements by E-House were $4,836,931, $3,689,272, and $7,191,725 in 2014, 2015 and 2016, respectively.

Deferred revenues are recognized when payments are received in advance of revenue recognition.

(q) Cost of revenue

Cost of revenue consists of costs associated with the production of websites, which includes fees paid to third parties for internet connection, content and services, editorial personnel related costs, amortization of intangible assets, depreciation associated with website production equipment and fees paid to SINA and other platforms for advertising resources.

(r) Marketing and advertising expenses

Marketing and advertising expenses consists primarily of targeted online and offline marketing costs for promoting our e-commerce projects, increasing our visibility and building our brand, such as Leju property visit, sponsored marketing campaigns, online or print advertising, public relations and sponsored events. The Company expenses all marketing advertising costs as incurred and record these costs within “Selling, general and administrative expenses” on the consolidated statements of operations when incurred. The nature of the Company’s direct marketing activities is such that they are intended to attract subscribers for the online advertising and potential property buyers to purchase the discount coupons. The Group incurred marketing and advertising expenses amounting to $196,396,734, $306,846,482 and $345,862,479 for the years ended December 31, 2014, 2015 and 2016, respectively.

(s) Foreign currency translation

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

The Group recorded an exchange gain $88,721, $156,641 and $64,650 for the years ended December 31, 2014, 2015 and 2016, respectively, as a component of other income, net.

(t) Government subsidies

Government subsidies include cash subsidies received by the Company’s subsidiaries in the PRC from local governments. These subsidies are generally provided as incentives for conducting business in certain local districts and are typically granted based on the amount of value-added tax, business tax, and income tax payment generated by the Group in certain local districts. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purpose. The local governments have final discretion as to the amount of cash subsidies. Cash subsidies of $2,525,496, $3,567,965 and $4,586,746 were included in other operating income for the years ended December 31, 2014, 2015 and 2016, respectively. Subsidies are recognized when cash is received and when all the conditions for their receipt have been satisfied.

(u) Concentration of credit risk

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

Movement of the allowance for doubtful accounts for accounts receivable is as follows:

	Year Ended December 31,
	2014	2015	2016
	$	$	$
Balance as of January 1	9,353,689	15,471,020	26,350,814
Provisions for doubtful accounts	11,599,708	18,959,895	14,797,072
Write offs	(5,437,380)	(6,827,314)	(8,081,575)
Changes due to foreign exchange	(44,997)	(1,252,787)	(1,905,971)
Balance as of December 31	15,471,020	26,350,814	31,160,340

The allowance for other receivables was nil for all periods presented.

(v) Earnings per share

Basic earnings per share are computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Year Ended December 31,
	2014	2015	2016
Net income (loss) attributable to Leju ordinary shareholders—basic and diluted	$66,520,894	$35,330,089	$(9,788,839)

Weighted average number of ordinary shares outstanding—basic	129,320,666	134,528,971	135,220,210
Stock options	3,181,434	1,695,003	—
Weighted average number of ordinary shares outstanding—diluted	132,502,100	136,223,974	135,220,210

Basic earnings (loss) per share	$0.51	$0.26	$(0.07)

Diluted earnings (loss) per share	$0.50	$0.26	$(0.07)

Diluted earnings per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Year Ended December 31,
	2014	2015	2016
Share options and restricted shares	—	2,464,500	7,746,383

(w) Non-controlling interest

Non-controlling interest are classified as a separate line item in the equity section and disclosures in the Company’s consolidated financial statements have distinguished the interest of Leju from the interest of non-controlling interest holders.

(x) Comprehensive income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income and foreign currency translation adjustments.

(y) Adoption of New Accounting Pronouncement

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes which simplifies the presentation of deferred taxes on the balance sheet by requiring classification of all deferred tax items as noncurrent including valuation allowances by jurisdiction. The ASU is effective for public entities for annual and interim periods beginning after December 15, 2016, and interim periods within those annual reporting periods. Early adoption is permitted as of the beginning of any interim or annual reporting period. The Group has early adopted the ASU in the year ended December 31, 2016.

(z) Recently issued accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” which amended the existing accounting standards for revenue recognition. The core principle of the new guidance is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new guidance also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple element arrangements. Subsequently, the FASB has issued the following standards related to ASU 2014-09: ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing; ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients; and ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. The Company must adopt ASU 2016-10, ASU 2016-12 and ASU 2016-20 with ASU 2014-09 (collectively, the “new revenue standards”). The new revenue standards become effective on January 1, 2018. The ASU will not materially impact on the Group’s consolidated financial statements upon adoption.

In January 2016, FASB issued ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10)” to improve the recognition and measurement of financial instruments. The new guidance requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income and separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. The guidance also eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities and the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. This update requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2018, with early application permitted. A modified retrospective approach is required. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In March 2016, the FASB issued ASU 2016-07, which eliminates the requirement to retroactively adopt the equity method of accounting. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the Board’s new revenue standard (ASC 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017. The ASU will not materially impact on the Group’s consolidated financial statements upon adoption.

In March, 2016, the FASB issued ASU2016-09, “Compensation-Stock Compensation (Topic 718) Improvements to Employee Share-Based Payment Accounting”. This guidance is intended to simplify the employee share-based payment accounting regarding several aspects, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. For public business entities, the amendments in this ASU are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for any entity in any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In June 2016, the FASB issued ASU 2016-13, “Credit Losses, Measurement of Credit Losses on Financial Instruments”. This ASU significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The standard will replace today’s incurred loss approach with an expected loss model for instruments measured at amortized cost. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. This ASU is effective for public entities for annual and interim periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In August 2016, FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments”. This amendment provides guidance on eight targeted areas and how they are presented and classified in the statement of cash flows. This ASU is effective for fiscal years beginning after December 15, 2017, and will require adoption on a retrospective basis. The Group is in the process of assessing the impact of this ASU on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows, Restricted Cash”, which clarifies guidance on the classification and presentation of restricted cash in the statement of cash flows. ASU 2016-18 becomes effective for the Company on January 1, 2018. The adoption of this accounting pronouncement will impact the presentation of restricted cash in the Company’s Consolidated Statements of Cash Flows. The new guidance permits early adoption. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The update affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The update is intended to help companies and other organizations evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The update provides a more robust framework to use in determining when a set of assets and activities is a business, and also provides more consistency in applying the guidance, reduce the costs of application, and make the definition of a business more operable. For public companies, the update is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. The ASU will not impact on the Group’s consolidated financial statements upon adoption.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The update simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. The update also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The update should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition. For public companies, the update is effective for any annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group will early adopt this guidance and is in the process of evaluating the impact on its consolidated financial statements upon adoption.

3. Acquisition of Non-controlling Interests

There were 3 significant acquisitions of non-controlling interests completed in 2014. As a result of the below transactions, the equity attributable to Leju’s shareholders is decreased by $32,469,069 in the year ended December 31, 2014.

In January 2014, the Group entered into an equity transfer agreement with two individual shareholders of Beijing Lotta Times Advertising Co., Ltd (“Beijing Lotta”), a subsidiary of Beijing Leju, to purchase the remaining 40% shares of Beijing Lotta that it did not already own with a total consideration of $16,254,600 (RMB100,000,000). After the acquisition, Beijing Lotta became a wholly-owned subsidiary of the Group. As the Group retains the controlling interest in Beijing Lotta before and after the acquisition, the acquisition was accounted for as an equity transaction. The carrying amount of the non-controlling interest in the subsidiary was adjusted to reflect the change in Group’s ownership interest in Beijing Lotta. Any difference between the fair value of the consideration paid and the amount by which the non-controlling interest was adjusted was recognized in equity. As a result of the transaction, $15,112,828 additional paid capital and $1,141,772 non-controlling interest were derecognized in the year ended December 31, 2014. As of December 31, 2015 and 2016, $3,387,956 (RMB22,000,000) and nil was unpaid, respectively.

In September 2014, the Group entered into an equity transfer agreement with six individual shareholders (five of them are employees of the Group) of Beijing Yisheng Leju Advertising Co., Ltd (“Beijing Leju Advertisement”) and Yisheng Leju (Shanghai) Information Service Co., Ltd.( “Yisheng Shanghai”), two subsidiaries of Beijing Leju, to purchase the remaining 24.5% shares of Beijing Leju Advertisement and Yisheng Shanghai that it did not own with a total consideration of $19,074,412 (RMB117,355,000). Considerations to the five employees shareholders are $16,054,493 (RMB98,775,000) for 19.5% equity interest, equivalent to $823,307 per 1% equity interest, while the consideration for the rest 5.0% to the non-employee shareholder is $3,019,919 (RMB18,580,000), equivalent to $603,984 per 1% of equity interest. In connection with the equity transfer, the five employees are also required to serve for the Group for two years from the closing date of the transaction. The Group considers the purchase price to the nonemployee shareholder represent fair value of the equity interest on the date of transfer. The consideration premium of $4,276,810 paid to the employee shareholders was treated as share-based compensation to be amortized over the 2-year service period. After the acquisition, Beijing Leju Advertisement and Yisheng Shanghai became wholly-owned subsidiaries of the Group. As the Group retains the controlling interest in Beijing Leju Advertisement and Yisheng Shanghai before and after the acquisition, the acquisition was accounted for as an equity transaction. The carrying amount of the non-controlling interest in two subsidiaries was adjusted to reflect the change in Group’s ownership interest in them. Any difference between the fair value of the consideration paid and the amount by which the non-controlling interest was adjusted was recognized in equity. As a result of the equity transaction, $12,906,772 additional paid capital and $1,890,830 non-controlling interest were derecognized in the year ended December 31, 2014. As of December 31, 2015 and 2016, $3,706,648 and nil was unpaid, respectively.

In September 2014, the Group entered into an equity transfer agreement with an individual shareholder of Tianjin Yisheng Leju Advertising Co., Ltd (“Tianjin Leju”), a subsidiary of Beijing Leju, to purchase the remaining 30% shares of Tianjin Leju that it did not own with a total consideration of $4,685,913 (RMB28,830,000). After the acquisition, Tianjin Leju becomes a wholly-owned subsidiary of the Group. As the Group retains the controlling interest in Tianjin Leju before and after the acquisition, the acquisition was accounted for as an equity transaction. The carrying amount of the non-controlling interest in the subsidiary was adjusted to reflect the change in Group’s ownership interest in Tianjin Leju. Any difference between the fair value of the consideration paid and the amount by which the non-controlling interest was adjusted was recognized in equity. As a result of the transaction, $4,449,469 additional paid capital and $236,444 non-controlling interest were derecognized in the year ended December 31, 2014. As of December 31, 2015 and 2016, $243,989 and nil was unpaid, respectively.

4. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	2015	2016
	$	$
Furniture, fixtures and equipment	12,492,343	14,129,811
Leasehold improvements	5,490,605	5,969,254
Buildings	633,646	593,146
Motor vehicles	1,737,572	1,717,806

Total	20,354,166	22,410,017
Accumulated depreciation	(13,553,552)	(14,486,990)

Property and equipment, net	6,800,614	7,923,027

Depreciation expenses were $3,030,451, $2,626,264 and $2,579,726 for the years ended December 31, 2014, 2015 and 2016, respectively.

5. Intangible Assets, Net

	As of December 31,		Weighted Average Remaining Amortization Period in Years
	2015	2016
	$	$
Intangible assets subject to amortization are comprised of the following:
Advertising agency agreement with SINA	106,790,000	106,790,000	7.25
License agreements with SINA	80,660,000	80,660,000	7.25
Exclusive rights with Baidu	54,096,827	50,639,152	—
Customer relationship	10,538,309	10,269,891	2.69
Database license	8,300,000	8,300,000	1.25
Non-compete agreements	1,575,336	1,489,800	—
Computer software licenses	1,023,321	1,056,540	2.63

	262,983,793	259,205,383	7.07
Less: Accumulated amortization
Advertising agency agreement	57,341,459	63,396,382
License agreements with SINA	43,881,281	48,384,797
Exclusive rights with Baidu	54,096,827	50,639,152
Customer relationship	8,424,820	8,975,366
Database license	6,102,942	7,079,413
Non-compete agreements	1,575,336	1,489,800
Computer software licenses	824,300	866,857

Intangible assets subject to amortization, net	90,736,828	78,373,616

Total intangible assets, net	90,736,828	78,373,616

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

In 2011, the Group purchased exclusive rights from Baidu, Inc (“Baidu”) which allow it to sell Baidu’s real estate related Brand Link product, which is a form of keyword advertising, and to use and operate Baidu’s exclusive real estate-related web channel for $47,612,100 through August 2014. In October 2013, the Group extended these rights with Baidu to March 2015, without paying additional consideration. The payment schedule of the remaining liability for exclusive rights was also deferred through the extension period. The fair value of $43,847,992 was recognized in 2011 and calculated by discounting the future cash payments to be made from 2012 to 2014. The difference between the fair value and the principal amount of $3,764,108 is being amortized using the effective interest method over the term of the exclusive rights and amounted to $52,922, nil and nil for the years ended December 31, 2014, 2015 and 2016, respectively.

In April 2015, the Group extended these rights with Baidu from April to December 2015, with additional payment of $12,023,475 (RMB75,000,000).

The Group paid $9,004,710, $12,023,475 and nil in connection with the exclusive rights in 2014, 2015 and 2016, respectively.

Amortization expenses were $23,088,327, $26,653,571 and $12,426,950 for the years ended December 31, 2014, 2015 and 2016, respectively. The Group expects to record amortization expenses of $12,220,078, $11,327,942, $10,813,544, $10,576,991 and $10,558,440 for the years ending December 31, 2017, 2018, 2019, 2020 and 2021, respectively.

6. Goodwill

Changes in the carrying amount of goodwill for the years ended December 31, 2014, 2015 and 2016 are as follows:

	2014	2015	2016
	$	$	$
Balance as of January 1	40,610,620	40,563,075	39,807,243
Exchange rate translation	(47,545)	(755,832)	(789,185)

Balance as of December 31	40,563,075	39,807,243	39,018,058

	As of December 31,
	2015	2016
	$	$
Goodwill, gross	457,629,547	456,840,362
Accumulated impairment charge	(417,822,304)	(417,822,304)

Goodwill, net	39,807,243	39,018,058

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

Based on the impairment tests performed, there was no goodwill impairment charged for the years ended December 31, 2014, 2015 and 2016, respectively.

7. Dividends

In March 2015, the Company’s board of directors approved the payment of a cash dividend of $0.20 per ordinary share ($0.20 per ADS) directly from the additional paid-in capital account, for a total of $26,873,022, which was paid in May 2015 to shareholders of record as of the close of business on April 10, 2015.

8. Other Income, Net

	Year Ended December 31,
	2014	2015	2016
	$	$	$
Amortized discounts related to liability for exclusive rights	(52,922)	—	—
Unrealized gain on marketable securities	—	—	180,112
Foreign exchange gain	88,721	156,641	64,650
Others	—	133,398	374,988

Total	35,799	290,039	619,750

9. Income Tax

The following table summarizes Income (loss) before income taxes incurred in the PRC and outside of the PRC:

	Year Ended December 31,
	2014	2015	2016
	$	$	$
Income (loss) before income taxes:
PRC	111,905,366	70,382,855	8,742,444
Outside of PRC	(29,476,625)	(25,041,651)	(22,186,499)

Total	82,428,741	45,341,204	(13,444,055)

The expense (benefit) for income taxes is comprised of:

	Year Ended December 31,
	2014	2015	2016
	$	$	$
Current Tax
PRC	17,905,374	17,990,790	13,331,921
Outside of PRC	10,072	17,425	16,686

	17,915,446	18,008,215	13,348,607

Deferred Tax
PRC	(2,369,482)	(7,700,893)	(15,416,346)
Outside of PRC	—	—	—

	(2,369,482)	(7,700,893)	(15,416,346)

Income tax expense (benefit)	15,545,964	10,307,322	(2,067,739)

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

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to tax authority’s mistake or due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 ($14,416) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion.

The principal components of the deferred income tax assets/liabilities are as follows:

	As of December 31,
	2015	2016
	$	$
Deferred tax assets:
Accrued salary expenses	11,248,353	10,298,156
Bad debt provision	6,587,704	7,790,085
Net operating loss carry forwards	3,787,766	9,421,817
Advertising expenses temporarily non-deductible	11,307,976	13,811,900
Others	492,160	568,874
Gross deferred tax assets	33,423,959	41,890,832
Valuation allowance	(654,267)	(192,536)
Total deferred tax assets	32,769,692	41,698,296

Deferred tax liabilities:
Amortization of intangible and other assets	22,997,731	18,869,374
Total deferred tax liabilities	22,997,731	18,869,374

Movement of the valuation allowance is as follows:

	Year Ended December 31,
	2014	2015	2016
	$	$	$
Balance as of January 1	(1,051,973)	(957,162)	(654,267)
Reverse (additions)	—	255,264	(686)
Write off	90,811	—	409,467
Changes due to exchange rate translation	4,000	47,631	52,950
Balance as of December 31	(957,162)	(654,267)	(192,536)

The Group has recognized a valuation allowance against deferred tax assets on tax loss carry forwards of nil, and $686 for the years ended December 31, 2014 and 2016, respectively, and reversed $255,264 for the year ended December 31, 2015.

The Group assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three year period ended December 31, 2016. Such objective evidence limits the Group’s ability to consider other subjective evidence such as our projections for future growth.

On the basis of this evaluation, as of December 31, 2016, a valuation allowance of $192,536 was recorded to reflect only the portion of the deferred tax assets that is not more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carry forwards period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

Reconciliation between the provision for income tax computed by applying the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2014	2015	2016
PRC income tax rate	25.00%	25.00%	25.00%
Share based compensation expenses not deductible for tax purposes	3.27%	5.17%	(19.17)%
Other expenses not deductible for tax purposes	0.72%	3.71%	(4.30)%
Effect of tax holiday	(13.69)%	(13.18)%	5.19%
Effect of different tax rate of subsidiary operation in other jurisdiction	1.08%	2.05%	(2.11)%
Effect of different tax rate of DTA and DTL applied	2.29%	(2.37)%	17.58%
Valuation allowance movement	—	(0.56)%	(0.01)%
Withholding tax	0.19%	2.91%	(6.80)%
	18.86%	22.73%	15.38%

The aggregate amount and per share effect of the tax holiday are as follows:

	Year Ended December 31,
	2014	2015	2016
	$	$	$
The aggregate dollar effect	11,285,429	5,977,806	697,559
Per share effect—basic	0.09	0.04	0.01
Per share effect—diluted	0.09	0.04	0.01

As of December 31, 2015 and 2016, the Group had tax operating loss carry forwards of $15,151,067 and $37,687,269, respectively. These tax losses are available for offset against future profits that may be carried forward until calendar year 2020 and 2021, respectively.

Undistributed earnings of the Company’s PRC subsidiaries of approximately $247,853,947 at December 31, 2016 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings generated after January 1, 2008, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. The amounts of unrecognized deferred tax liabilities for these earnings are in the range of $12,392,698 to $24,785,395, as the withholding tax rate of the profit distribution will be 5% or 10% depends on whether the immediate offshore companies can enjoy the preferential withholding tax rate of 5%.

Income tax payable balance of the Group represents the actual cash tax payments to be made by the legal entities within the Group. Income tax provision reflected in the Company’s consolidated statements of operations is calculated based on a separate return basis as if the Group had filed a separate tax return, which has considered the impact of general corporate expenses allocated from E-House. The difference between the income tax provision on a separate return basis and the tax liability accrued was reflected as deemed distribution to E-House associated with tax liability in the consolidated statements of changes in equity before the IPO. Such difference amounted to $571,227 for the period from January 1, 2014 to the IPO date, respectively.

10. Share-Based Compensation

Leju Plan

In November 2013, the Group adopted a share incentive plan (“Leju Plan”), which allows the Group to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to the Group. Under the Leju Plan, the maximum number of shares that may be issued shall be 8% of the total outstanding shares on an as-converted and fully diluted basis as of the effective date of the plan, and shall be increased automatically by 5% of the then total outstanding shares on an as-converted fully diluted basis on each of the third, sixth and ninth anniversaries of the effective date of the Leju Plan. On December 1, 2016, the award pool under leju plan was automatically increased by 7,553,422 ordinary shares. Options have a ten-year life.

Share Options:

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

During 2015, the Company granted 2,517,000 options to purchase its ordinary shares to certain of the Group’s employees and E-House’s employees at an exercise prices from $5.54 to $9.68 per share, respectively. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of three years.

The Company has used the binomial model to estimate the fair value of the options granted under the Leju Plan. The fair value per option was estimated at the date of grant using the following assumptions:

2015
Risk-free rate of return	2.14%
Contractual life of option	10 years
Estimated volatility rate	62.82%
Dividend yield	2.56%

A summary of option activity under the Leju Plan during the year ended December 31, 2016 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Weighted Average Aggregate Intrinsic Value of Options
		$
Outstanding, as of January 1, 2016	8,063,718	5.12	8.50	4,806,104
Granted	—
Exercised	(66,424)	4.60		43,253
Forfeited	(250,911)	5.83
Outstanding, as of December 31, 2016	7,746,383	5.11	7.50	—
Vested and expected to vest as of December 31, 2016	7,660,828	5.09	7.48	—
Exercisable as of December 31, 2016	6,190,050	4.82	7.16	—

The weighted average grant-date fair value of the options granted in 2015 was $3.44 per share. For the year ended December 31, 2014, 2015 and 2016, the Company recorded compensation expenses of $3,464,140, $4,025,809 and $5,576,034 for the share options granted to the Group’s employees and recorded deemed distribution to E-House of $1,061,412, $1,070,383 and $883,286 for the share options granted to E-House’s employees, respectively. During the years ended December 31, 2014, 2015 and 2016, 266,201, 196,185 and 66,424 options were exercised having a total intrinsic value of $1,668,693, $949,907 and $43,253, respectively.

As of December 31, 2016, there was $4,856,551 of total unrecognized compensation expense related to unvested share options granted under the Leju Plan. That cost is expected to be recognized over a weighted-average period of 1.83 years.

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

A summary of restricted share activity under the Leju Plan during the year ended December 31, 2016 is presented below:

	Number of Restricted Shares	Weighted Average Grant-date Fair Value
		$
Outstanding, as of January 1, 2016	797,336	8.82
Granted	—
Vested	(506,664)	7.38
Forfeited	(30,668)	11.34
Outstanding, as of December 31, 2016	260,004	11.33

The total fair value of restricted shares vested in 2014, 2015 and 2016 was $486,200, $7,179,455 and $3,737,772, respectively.

For the years ended December 31, 2014, 2015 and 2016, the Company recorded compensation expenses of $4,881,656, $5,273,322 and $3,248,658 for the restricted shares granted to the Group’s employees and recorded deemed distribution to E-House of $41,570, $41,580 and $34,594 for the share options granted to E-House’s employees, respectively.

As of December 31, 2016, there was $691,160 of total unrecognized compensation expense related to unvested restricted shares granted under the Leju Plan. That cost is expected to be recognized over a weighted-average period of 0.21 years.

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

The Company has used the binomial model to estimate the fair value of the options granted under the Omnigold Plan. The fair value per option was estimated at the date of grant using the following assumptions:

2015
Risk-free rate of return	3.33%
Contractual life of option	10 years
Estimated volatility rate	63.69%
Dividend yield	0.00%

A summary of option activity under the Omnigold Plan during the year ended December 31, 2016 is presented below:

	Number of Options	Exercise Price	Remaining Contractual Term	Aggregate Intrinsic Value of Options
		$
Outstanding, as of January 1, 2016	2,270,000	1.50	9.61
Granted	—			—
Exercised	—
Forfeited	(65,000)	1.50		—
Outstanding, as of December 31, 2016	2,205,000	1.50	8.61	—
Vested and expected to vest as of December 31, 2016	2,056,473	1.50	8.61	—
Exercisable as of December 31, 2016	756,667	1.50	8.61	—

The grant-date fair value of the options granted in August, 2015 was $0.30 per share. For the year ended December 31, 2015 and 2016, the Company recorded compensation expenses of $80,577 and $226,951.

As of December 31, 2016, there was $337,063 of total unrecognized compensation expense related to unvested share options granted under the Omnigold Plan. That cost is expected to be recognized over a weighted-average period of 1.61 years.

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

Cancelation of E-House Plan

On August 2016, following the delisting of E-House Holdings, all the outstanding options and restricted shares of E-House Plan were converted into the right to receive an amount in cash equal to the purchase price of $6.85 over the option cost.

Share Options:

A summary of option activity under the E-House Plan during the year ended December 31, 2016 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Weighted Average Aggregate Intrinsic Value of Options
Outstanding, as of January 1, 2016	8,956,283	4.67	4.80	14,509,178
Exercised	(153,734)	3.95		371,082
Forfeited	(4,000)	5.37		—
Redemption upon delisting	(8,798,549)	4.69		—
Outstanding, as of December 31, 2016	—	—	—	—

E-House Holdings recorded compensation expense of $5,950,940, nil and nil for the years ended December 31, 2014, 2015 and 2016, respectively. During the years ended December 31, 2014, 2015 and 2016, 3,446,585, 513,261 and 153,734 options were exercised having a total intrinsic value of $23,679,729, $1,745,007 and $371,082, respectively.

As of December 31, 2016, there is no unrecognized compensation expense related to unvested share options granted under the E-House Plan.

Restricted Shares:

E-House Holdings granted 1,439,000, nil and nil restricted shares to certain employees, directors and officers in 2014, 2015 and 2016 respectively. Under the terms of each restricted shares, restricted shares vest over three years.

A summary of restricted share activity under the E-House Plan during the year ended December 31, 2016 is presented below:

	Number of Restricted Shares	Weighted Average Grant-date Fair Value
		$
Unvested as of January 1, 2016	1,358,715	8.50
Granted	—
Vested	(46,335)	10.70
Forfeited	—
Redemption upon delisting	(1,312,380)
Unvested as of December 31, 2016	—

The total fair value of restricted shares vested in 2014, 2015 and 2016 was $6,094,602, $9,909,868 and $495,644, respectively.

As of December 31, 2016, there was no unrecognized compensation expense related to restricted shares granted under the E-House Plan.

E-House Holdings recorded compensation expense of $6,174,583, $9,680,385 and $12,317,769 for the years ended December 31, 2014 and 2015 and 2016, respectively, related to restricted shares.

Share-based compensation expenses under E-House Plan allocated to the Group

The share-based compensation expense under E-House Plan allocated to the Group was $572,340 for the period from January 1, 2014 to the IPO date. These expenses are part of the selling, general and administrative expenses allocated from E-House, which were waived and have been reflected as capital contributions as of the date such expenses were originally allocated. Subsequent to the IPO, E-House began charging the Group transitional corporate service fees, $1,857,996, $1,066,477 and $1,254,915 share-based compensation expense under E-House Plan were charged to Leju from the IPO date to December 31, 2014 and for the years ended December 31, 2015 and, 2016, respectively. (See Note 14)

Other Equity Compensation

In September 2014, the Group acquired non-controlling interests from certain employee shareholders. The price premium paid over the fair value of the ordinary shares amounting $4,276,810 was recorded as share-based compensation costs and to be amortized over the required two-year service period (See Note 3). $2,138,404 and $1,603,805 stock compensation expense was recognized for the year ended December 31, 2015 and 2016. As of December 31, 2015 and 2016, there was $1,603,805 and nil of total unrecognized compensation expense related to this compensation agreement.

11. Employee Benefit Plans

The Group’s PRC subsidiaries and VIEs are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed $17,727,125, $20,413,820, and $22,350,656 for the years ended December 31, 2014, 2015 and 2016, respectively, for such benefits.

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

The amount of the reserve fund for the Group as of December 31, 2015 and 2016 was $7,990,298 and $8,294,282 respectively.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $33,778,838 and $34,082,822, of which $8,342,759 and $8,214,564 was attributed to general reserve and registered capital of the VIEs, as of December 31, 2015 and 2016, respectively.

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

The following table summarizes the revenue information of the Group:

	Year Ended December 31,
	2014	2015	2016
	$	$	$
E-commerce	326,679,871	420,552,177	419,023,733
Online advertising	155,049,818	134,229,255	117,948,842
Listing	14,293,184	21,022,504	22,538,535
	496,022,873	575,803,936	559,511,110

Geographic

Substantially all of the Group’s revenues from external customers and long-lived assets are located in the PRC.

Major customers

There were no customers from whom revenue accounted for 10% or more of total revenue for the years ended December 31, 2014, 2015 and 2016, respectively.

Details of the accounts receivable from customers accounting for 10% or more of total net accounts receivable are as follows:

	As of December 31,
	2015	2016
	$	$
Customer A	14,011,827	11,694,364

14. Related Party Balances and Transactions

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
E-House

Under the common control of E-House Holdings until December 30, 2016, and E-house Holdings has become largest shareholder since then (Note1).

Mr. Xin Zhou, executive chairman of Leju, is E-house’s chairman and chief executive officer and ultimate controller.

SINA	Mr. Charles Chao, co-chairman of E-House, is SINA’s chairman and chief executive officer, and SINA has become a principal shareholder since December 30, 2016 (Note1).
Beijing China Real Estate Research Association Technology Ltd. (“CRERAT”)	Mr. Xin Zhou, executive chairman of Leju, is CRERAT’s legal representative, and E-House owns 51% of CRERAT.
Shanghai Baoku Treasury Culture Development Corporation Ltd. (“Baoku”)	Mr. Xin Zhou, executive chairman of Leju, is Baoku’s chairman and ultimate controller.
Shanghai Baoku Information & Technology Ltd. (“Baoku I&T”)	Mr. Xin Zhou, executive chairman of Leju, is Baoku I&T’s chairman and ultimate controller.
Shanghai Quanzhuyi Home Furnishing Accessories Ltd (“QuanZhuYi”)	One of the Group’s investment affiliates and the Group owns 13.5% equity interest

These consolidated financial statements include transactions with E-House and its subsidiaries. Furthermore, E-House provided certain corporate services for the consolidated financial statement periods presented (see Note 1).

During the years ended December 31, 2014, 2015 and 2016, related party transactions were as follows:

	Year Ended December 31,
	2014	2015	2016
	$	$	$
Corporate expenses allocated from E-House	2,857,251	—	—
Corporate service provided by E-House under transitional service agreement	10,399,978	6,040,071	8,585,821
Online advertising agency fee recognized as cost of revenues purchased from SINA	6,630,010	6,093,974	9,841,434
Services purchased from/rental paid to E-House	1,191,469	5,927,764	3,570,474
Services purchased from CRERAT	—	—	56,928
Services purchased from BaoKu	—	—	7,454
Online advertising services provided to CRERAT	—	3,174	—
Online advertising services provided to E-House	160,238	28,679	94,548
Online advertising services provided to SINA	—	19,899	1,441
Online advertising services provided to BaoKu	—	—	7,752
Online advertising services provided to BaoKu I&T	—	—	140,639
Dividend declared and paid to E-House	—	18,738,984	—
Loan from E-House	—	—	89,462,593
Refund loan to E-House	—	42,513,286	87,600,000

The transactions are measured at the amount of consideration established and agreed to by the related parties, which approximate amounts charged to third parties.

As at December 31, 2016, amounts due from related parties were $6,019,121, which represents the amount from to E-House.

As at December 31, 2015, amounts due from related parties were $8,906, which were the cash paid to supplier on behalf of CRERAT for the purchase of marketing services.

As at December 31, 2015 and 2016, amounts due to related parties were comprised of the following:

	As of December 31,
	2015	2016
	$	$
SINA (1)	1,418,096	1,557,078
E-House (2)	7,783,911	—
QuanZhuYi(3)	—	24,271
Management (4)	920,000	—
E-House Management (4)	92,000	—
Total	10,214,007	1,581,349

(1)             The amount due to SINA as of December 31, 2015 and 2016 represents online advertising agency fees payable to SINA.

(2)             The amount due to E-House as of December 31, 2015 was primarily for corporate service fees charged to Leju, and partially offset by the amount due to online services provided to E-House and revenues collected by E-House on behalf. The balance is interest free and settable on demand.

(3)             The amount due to QuanZhuYi represents a cash advance for the marketing services provided by the Group.

(4)             The amount due to management/ E-House management represents consideration paid by management/ E-House management for unvested restricted shares (see Note 10).

The rollforward of the payable (receivable) balance with E-House for the years ended December 31, 2014, 2015 and 2016 is as follows:

		Year Ended December 31,
		2014	2015	2016
		$	$	$
Balance at January 1		(3,471,958)	1,560,283	7,783,911
Loan form E-House	A	—	—	89,462,593
Refund loan to E-House	A	—	(42,513,286)	(87,600,000)
Dividend declared to E-House	C	—	18,738,984	—
Dividend paid to E-House	D	—	(18,738,984)	—
Corporate expenses allocated from E-House (Note 1)	B	2,857,251	—	—
Corporate service provided by E-House under transitional service agreement (Note 1)	E	10,399,978	6,040,071	8,585,821
Revenues collected by E-House on behalf of the Company	F	(4,803,958)	—	—
Related party balance waived as capital contribution	B	(2,857,251)	—	—
Service provided to E-House	E	(160,238)	(28,679)	(94,548)
Service purchased from E-House	E	1,191,469	5,927,764	3,570,474
Net (payment) receipt for services	G	(1,595,010)	36,797,758	(27,727,372)
Balance at December 31		1,560,283	7,783,911	(6,019,121)

A.                Represents the movement of the loan payable to E-House

B.                Represents the movement of the loans from E-House for capital contributions and headquarter expenses allocated by E-House prior to Leju’s initial public offering, which were subsequently 100% waived by E-House and recorded as capital contributions by Leju. Accordingly, the net balance at each year end is zero.

C.                Represent the cash dividend declared by Leju to its shareholder E-house. In March 2015, the Company’s board of directors approved the payment of a cash dividend of $0.20 per ordinary share ($0.20 per ADS) directly from the additional paid-in capital account.

D.                Represent the cash dividend paid to E-House.

E.                 Represents the movement of service fees receivable from and payable to E-House

F.                  Represents Leju revenues collected by E-House on behalf of the Company

G.                Represents the cash flow between the Company and E-House except for the loan from (refund to) E-House

	As of December 31,
	2015	2016
	$	$
Loan payable to E-House (A)	—	1,862,593
Service payable to E-House (E)	16,440,049	—
Receivables for E-House collection on behalf of the Company (F)	(8,656,138)	(7,881,714)
Amounts due to/(from) E-House	7,783,911	(6,019,121)

15. Commitments and Contingencies

(a) Operating lease commitments

The Group has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from one to 108 months and are renewable upon negotiation. Rental expenses were $8,601,039, $10,078,033 and $9,984,844, for the years ended December 31, 2014, 2015 and 2016, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2016 were as follows:

Year Ended December 31	Amount
$
2017	8,839,443
2018	5,204,094
2019	2,384,704
2020	1,166,878
2021	565,736
Then thereafter	738,335
Total	18,899,190

(b) Contingencies

The Group is subject to claims and legal proceedings that arise in the ordinary course of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Group. The Group does not believe that any of these matters will have a material effect on its business, assets or operations.

16. Subsequent Events

On March 30, 2017, the Company granted 2,135,000 options to purchase its ordinary shares, to certain of the Group’s employees at an exercise price of $3.24. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of three years.