Form 20-F
period 2017-12-31
Leju Holdings Ltd
filed 2018-04-26
CIK 1596856

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-36396

Leju Holdings Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

15/F Floor, Shoudong International Plaza, No. 5 Building, Guangqu Home Dongcheng District, Beijing 100022 The People’s Republic of China
(Address of principal executive offices)

Li-Lan Cheng, Chief Financial Officer

Leju Holdings Limited

15/F Floor, Shoudong International Plaza, No. 5 Building, Guangqu Home

Dongcheng District, Beijing 100022

People’s Republic of China

Telephone: +86 10 5895 1180

Facsimile: +86 10 8722 4920

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, par value $0.001 per share	New York Stock Exchange
Ordinary shares, par value $0.001 per share*	New York Stock Exchange

*      Not for trading but only in connection with the listing on the New York Stock Exchange of American depositary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

135,763,962 ordinary shares (excluding the 4,205,458 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan), par value $0.001 per share, as of December 31, 2017.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If a an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

PART I

ITEM 1.                                                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                KEY INFORMATION

A.                                    Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2015, 2016 and 2017 and selected consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our selected consolidated statement of operations data for the fiscal years ended December 31, 2013 and 2014 and our consolidated balance sheet data as of December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements not included in this annual report.

Our selected consolidated financial data also includes certain non-GAAP measures, which are not required by, or presented in accordance with U.S. GAAP, but are included because we believe they are indicative of our operating performance and are used by investors and analysts to evaluate companies in our industry.

Our historical results do not necessarily indicate results expected for any future periods.

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in thousands of $, except share and per share data)
Consolidated Statement of Operations Data
Revenues
E-commerce	170,205	326,680	420,552	419,024	234,836
Online advertising	145,445	155,050	134,229	117,949	113,235
Listing	19,772	14,293	21,023	22,538	14,461
Total revenues	335,422	496,023	575,804	559,511	362,532
Cost of revenues	(63,991)	(51,130)	(60,314)	(57,492)	(74,054)
Selling, general and administrative expenses	(226,143)	(366,342)	(475,445)	(521,797)	(434,276)
Goodwill impairment	—	—	—	—	(41,223)
Other operating income	600	2,526	3,568	4,587	3,072
Income (loss) from operations	45,888	81,077	43,613	(15,191)	(183,949)
Income (loss) before income taxes and loss from equity in affiliates	45,785	82,429	45,341	(13,444)	(182,155)
Net income (loss)	42,650	66,659	34,806	(11,601)	(162,043)
Net income (loss) attributable to Leju Holdings Limited shareholders	42,525	66,521	35,330	(9,789)	(160,901)
Earnings (loss) per share:
Basic	0.35	0.51	0.26	(0.07)	(1.19)
Diluted	0.35	0.50	0.26	(0.07)	(1.19)
Weighted average numbers of shares used in computation:
Basic	120,000,000	129,320,666	134,528,971	135,220,210	135,708,350
Diluted	120,000,000	132,502,100	136,223,974	135,220,210	135,708,350

	As of December 31,
	2013	2014	2015	2016	2017
	(in thousands of $)
Consolidated Balance Sheet Data

Cash and cash equivalents	98,730	317,811	260,296	274,338	150,968
Accounts receivable, net of allowance for doubtful accounts	87,316	119,742	113,991	71,390	80,606
Total current assets	222,788	480,766	485,084	406,386	284,833
Intangible assets, net	128,530	105,419	90,737	78,374	70,631
Total assets	402,938	638,266	626,838	575,867	438,944
Amounts due to related parties	4,501	5,289	10,214	1,581	3,093
Total current liabilities	123,584	197,301	179,607	150,638	163,891
Total liabilities	151,148	223,342	202,605	169,507	181,907
Total Leju Holdings Limited shareholders equity	248,706	414,845	424,712	408,469	260,303

Non-GAAP Financial Measures

The following table sets forth, for the periods specified, our adjusted income (loss) from operations, our adjusted net income (loss), and our adjusted net income (loss) attributable to Leju Holdings Limited shareholders. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. These non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including share-based compensation expense, amortization of intangible assets resulting from business combinations and goodwill impairment. We also believe they are indicative of our operating performance and are used by investors and analysts to evaluate companies in our industry. These non-GAAP measures of our performance are not required by, or presented in accordance with, U.S. GAAP. Such measures are not a measurement of financial performance or liquidity under U.S. GAAP and should not be considered as an alternative to income from operations, net income or any other performance measures derived in accordance with U.S. GAAP or an alternative to cash flows from operating activities as a measure of liquidity. Our presentation of such measures may not be comparable to similarly titled measures presented by other companies. You should not compare such measures as presented by us with the presentation of such measures by other companies because not all companies use the same definition.

We define adjusted income (loss) from operations as income (loss) from operations before share-based compensation expense, amortization of intangible assets resulting from business combinations and goodwill impairment.

We define adjusted net income (loss) as net income (loss) before share-based compensation expense (net of tax), amortization of intangible assets resulting from business combinations (net of tax) and goodwill impairment (net of tax).

We define adjusted net income (loss) attributable to Leju Holdings Limited shareholders as net income (loss) before share-based compensation expense (net of tax and non-controlling interests), amortization of intangible assets resulting from business combinations (net of tax and non-controlling interests) and goodwill impairment (net of tax and non-controlling interests).

The use of the above non-GAAP financial measures has material limitations as an analytical tool, as they do not include all items that impact our income (loss) from operations, net income (loss), and net income (loss) attributable to Leju Holdings Limited shareholders for the period. We compensate for these limitations by providing the relevant disclosure of our share-based compensation expense, amortization of intangible assets resulting from business acquisitions and goodwill impairment in our reconciliations to the financial measures under U.S. GAAP, and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The following table reconciles our adjusted income (loss) from operations, adjusted net income (loss) and adjusted net income (loss) attributable to Leju Holdings Limited shareholders in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP:

	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in thousands of $)
Income (loss) from operations	45,888	81,077	43,613	(15,191)	(183,949)
Share-based compensation expense(1)	6,311	11,311	12,585	11,910	3,525
Amortization of intangible assets resulting from business acquisitions	22,017	14,569	12,653	12,329	13,333
Goodwill impairment	—	—	—	—	41,223
Adjusted income (loss) from operations	74,216	106,957	68,851	9,048	(125,868)
Net income (loss)	42,650	66,659	34,806	(11,601)	(162,043)
Share-based compensation expense (net of tax)(1)	6,311	11,311	12,585	11,910	3,525
Amortization of intangible assets resulting from business acquisitions (net of tax)	14,482	12,957	9,490	8,057	11,189
Goodwill impairment (net of tax)	—	—	—	—	41,223
Adjusted net income (loss)	63,443	90,927	56,881	8,366	(106,106)
Net income (loss) attributable to Leju Holdings Limited shareholders	42,525	66,521	35,330	(9,789)	(160,901)
Share-based compensation expense (net of tax and non-controlling interests)(1)	6,311	11,311	12,576	11,877	3,491
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	14,197	12,842	9,490	8,057	11,189
Goodwill impairment (net of tax and non-controlling interests)	—	—	—	—	41,223
Adjusted net income (loss) attributable to Leju Holdings Limited shareholders	63,033	90,674	57,396	10,145	(104,998)

Note:

(1)         Share-based compensation expense includes share-based compensation expenses recorded by us for our own plans and options granted to our employees under E-House’s share incentive plan.

Exchange Rate Information

Our reporting and financial statements are expressed in the U.S. dollar, which is our reporting currency. However, our business is conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report, for the amounts not otherwise recorded in our consolidated financial statements included elsewhere in this annual report, is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5063 to $1.00, the exchange rate in effect on December 29, 2017. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of the Renminbi into foreign currencies and through restrictions on foreign trade. On April 20, 2018, the certified exchange rate was RMB6.2945 to $1.00.

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

	Exchange Rate
	Period End	Average(1)	Low	High
	(RMB per $1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 20, 2018)	6.2945	6.2859	6.3045	6.2655

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

The real estate industry in China is subject to government regulations, including measures that are intended to control real estate prices. The regulations at both central government level and local government level change from time to time, to either stimulate or depress the real estate market, and it is difficult to foresee the timing or direction of regulatory changes. In the fourth quarter of 2016, local governments in more than 20 cities issued notices to restrict purchases of houses, including Beijing, Shanghai, Shenzhen, Guangzhou and Tianjin. The restrictive measures include, but are not limited to, an adjustment to the percentage of required down payment, more restrictive eligibility requirement imposed on purchasers and a limit on the maximum number of houses one may purchase. During the first quarter of 2017, a new round of restrictive measures at national level has permeated into more than 30 cities, including both first-tier and second-tier cities. For example, first-tier cities such as Beijing and Guangzhou further increased the percentage of required down payment. Meanwhile, a number of second-tier cities such as Hangzhou, Fuzhou, Nanjing, Changsha and Shijiazhuang have set a series of restrictions, including the maximum number of houses one may purchase, the maximum amount of mortgage loan(s) one may borrow, and the percentage of required down payment. In 2017, local governments of both first-tier and second-tier cities have also promulgated various policies to impose restrictions or eligibility requirements on buyers purchasing real estate. It is uncertain for how long these measures will remain in effect, and whether the central or local governments will further tighten their policies or adopt new measures that are less restrictive. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate. Our business may be materially and adversely affected as a result of decreased transaction volumes or real estate prices that may result from government policies.

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

We derive a substantial portion of our revenues from major urban centers in China, including Beijing, Shanghai, Guangzhou and Chongqing. In the year ended December 31, 2017, approximately 40% of our revenues was derived from Beijing, Shanghai, Guangzhou and Chongqing, and more than 10% of our total revenues were derived from Beijing. We expect these four urban centers to continue to be important sources of revenues. If any of these major urban centers experiences an event that negatively impacts the local real estate industry or online advertising, such as a serious economic downturn or contraction, a natural disaster, or slower growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our business and growth prospects could be materially and adversely impacted.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014 and the uncertain impact of “Brexit”. The growth of the Chinese economy has slowed since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. There have also been concerns on the relationship between China and other countries, including the surrounding Asian countries, which may potentially result in foreign investors exiting the China market and other economic effects. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. The United States and China have recently been involved in controversy over trade barriers in China that threatened a trade war between the countries and have implemented or proposed to implement tariffs on certain imported products. Sustained tension between the United States and China over trade policies could significantly undermine the stability of the global and Chinese economy. Any severe or prolonged slowdown or instability in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Failure to maintain or enhance our brands could have a material and adverse effect on our business and results of operations.

We believe the “Leju” brand is associated with a leading real estate online platform in China, and it is important for the continued success of our business. The brand is integral to our sales and marketing efforts. Our continued success in maintaining and enhancing our brands and image depends to a large extent on our ability to satisfy customer needs by further developing and maintaining quality of services across our operations, as well as our ability to respond to competitive pressures.

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

Our operating income and earnings have historically been substantially lower during the first quarter than other quarters. The first quarter of each year generally contributes the smallest portion of our annual revenues due to reduced real estate transactions, advertising and marketing activities of our customers in the PRC real estate industry during and around the Chinese New Year holiday, which generally occurs in January or February of each year and due to the cold winter weather in northern China. In contrast, the third and fourth quarters of each year generally contribute a larger portion of our annual revenues due to increased real estate transactions, advertising and marketing activities during the months of September and October. For this reason, our results of operations may not be comparable from quarter to quarter.

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

Each of our consolidated variable interest entities, including Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu, as well as their respective subsidiaries, is required to obtain and maintain a value-added telecommunications service operating license, or ICP license, from the MIIT or its local counterpart in order to provide internet information services and a business license from the SAIC or its local branches which specifically includes operating advertising business in order to engage in advertising activities in China, to the extent applicable to their respective business. Beijing Leju, Beijing Yisheng Leju Internet Technology Co., Ltd., a subsidiary of Beijing Jiajujiu, and Shanghai Yi Xin, each hold a valid ICP license issued by the local provincial branch of the MIIT for the operation of our value-added telecommunication business. The business scope of the business licenses of Beijing Leju and its subsidiaries which engage in the advertising business includes operating advertising business. These licenses are essential to the operation of our online real estate business. The ICP licenses are subject to annual review by the relevant government authorities. The annual review of ICP licenses and business licenses is for the government authorities to conduct an annual inspection of the status of compliance of the license-holding entity. We have submitted the application documents for the annual review of the ICP licenses. At the time of and for the purpose of the annual review of these licenses, the relevant government authorities did not ask for disclosure of our full corporate structure and thus we did not provide such information. They have not so far expressed any opinion with respect to our corporate structure in connection with these annual reviews. Moreover, the regulations relating to ICP licenses also provide that an ICP license holder must first obtain approvals from, or make filings with, competent counterparts of the MIIT in connection with subsequent updates to its shareholding structure or certain other matters relating to such ICP license holder. We cannot assure you that we will be able to successfully pass the annual review of our ICP licenses, or complete the updating and renewal of the filing records of our ICP licenses with local MIIT counterparts on a timely basis.

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

We provide third-party content on our websites such as real estate listings, contractor information listings, links to third-party websites, advertisements and content provided by customers and users of our community-oriented services. In addition, our website, jiaju.com, is a platform for third-party home furnishing distributors to offer their products and services to consumers. We could be exposed to liability with respect to such third-party information or the goods and services sold through our website. Among other things, we may face assertions that, by directly or indirectly providing such third-party content or links to other websites, we should be liable for defamation, negligence, copyright or trademark infringement, or other actions by parties providing such content or operating those websites. We may also face assertions that content on our websites, including statistics or other data we compile internally, or information contained in websites linked to our websites contains false information, errors or omissions, and users and our customers could seek damages for losses incurred as a result of their reliance upon or otherwise relating to incorrect information. We may also be subject to fines and other sanctions by the government for such incorrect information. Moreover, our relevant consolidated variable interest entities, as internet advertising service providers, are obligated under PRC laws and regulations to monitor the advertising content shown on our websites for compliance with applicable law. Violation of applicable law may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the offending advertisements and orders to publish advertisements correcting the misleading information. In case of serious violations, the PRC authorities may revoke the offending entities’ advertising licenses and/or business licenses. In addition, our websites could be used as a platform for fraudulent transactions. The measures we take to guard against liability for third-party content or information may not be adequate to exonerate us from relevant civil and other liabilities. Any such claims, with or without merit, could be time-consuming to defend and result in litigation and significant diversion of management’s attention and resources. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against these claims and suffer damage to our reputation. Our general liability insurance may not cover all potential claims to which we are exposed to and may not be adequate to indemnify us for all liability that may be imposed.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2017. See “Item 15. Controls and Procedures”. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

As of December 31, 2017, we had leased 88 office premises in 53 cities in China, in addition to a branch office in Hong Kong and our principal executive offices in Beijing, China. A number of these leased properties contain defects in the leasehold interests. Such defects include the lack of proper title or right to lease with respect to 30 leased premises and the landlords’ failure to duly register the leases with the relevant PRC government authority with respect to 81 leased premises.

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

E-House has provided us with accounting, administrative, marketing, internal control and legal support, and has also provided us with the services of a number of its executives and employees. To the extent E-House does not continue to provide us with these support services on satisfactory terms or at all, we will need to provide such services on our own. For example, with respect to our sales of discount coupons for property developments in Beijing, for regulatory reasons the fees for such discount coupons are collected by E-House on our behalf and either remitted to us or used to offset amounts owed by us to E-House. In the past, E-House has not charged any fee or commission for its provision of this service to us. There can be no assurance that E-House will not charge a fee or commission for this service, or any similar service that E-House may provide to us in the future. We may encounter operational, administrative and strategic difficulties as we adjust to providing these support services on our own, which may cause us to react slower than our competitors to industry changes, may divert our management’s attention from running our business or may otherwise harm our operations.

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

Prior to the establishment of our holding company in November 2013, the operations of the online real estate business of E-House were carried out by various companies owned or controlled by E-House. For periods both before and after November 2013, our consolidated financial statements include the assets, liabilities, revenues, expenses and changes in shareholders’ equity and cash flows that were directly attributable to our real estate online services whether held or incurred by E-House or by us. In cases involving assets and liabilities not specifically identifiable to any particular operation of E-House, only those assets and liabilities transferred to us are included in our consolidated balance sheets. Our financial statements included elsewhere in this annual report include our direct expenses as well as allocations for various selling, general and administrative expenses of E-House that are not directly related to online services. These expenses consist primarily of share-based compensation expenses and shared marketing and management expenses including accounting, administrative, marketing, internal control and legal support. These allocations were made using a proportional cost allocation method and were based on revenues and headcount as well as estimates of actual time spent on the provision of services attributable to our Company. Although our management believes that the assumptions underlying our financial statements and the above allocations are reasonable, our financial statements may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone public company during the periods presented. See “Item 4. Information on the Company—A. History and Development of the Company—Our Relationship with E-House” for our arrangements with E-House and “Item 5. Operating and Financial Review and Prospects” and the notes to our consolidated financial statements included elsewhere in this annual report for our historical cost allocation. Since our initial public offering, we no longer undertake allocation of any selling, general and administrative expenses of E-House, because E-House, pursuant to the offshore and onshore transitional services agreements entered into in March 2014 in connection with our initial public offering, has been charging us service fees for providing corporate support in accounting, administration, marketing, internal control, legal and customer service. Our financial information included in this annual report may not reflect our results of operations, financial position and cash flows as a stand-alone public company, and you should not view our historical results as indicators of our future performance.

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

We rely on contractual arrangements with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu and their respective shareholders to operate our online real estate business. For descriptions of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure”. These contractual arrangements may not be as effective as direct ownership in providing us with control over Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu. These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. If any of the other parties fails to perform their obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and we would have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which we cannot assure you will be effective. Furthermore, the legal environment in China is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu, and our ability to conduct our business may be negatively affected.

In 2015, 2016 and 2017, Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective subsidiaries and branches contributed in aggregate 97.0%, 96.7% and 98.7% of our total net revenues, respectively. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective subsidiaries and branches, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective subsidiaries and branches into our consolidated financial statements in accordance with U.S. GAAP.

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

In addition, in the registration forms of the local branch of State Administration for Industry and Commerce for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to our PRC subsidiaries was stated as the pledgor’s portion of the registered capital of the consolidated variable interest entity. The equity pledge agreements with the shareholders of the consolidated variable interest entities provide that the pledged equity interest constitutes continuing security for any and all of the indebtedness, obligations and liabilities under the relevant contractual arrangements, and therefore the scope of pledge should not be limited by the amount of the registered capital of the consolidated variable interest entities. However, there is no guarantee that a PRC court will not take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court to be unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of the consolidated variable interest entities and their subsidiaries for the benefit of us or our PRC subsidiaries, although the consolidated variable interest entities grant our PRC subsidiaries options to purchase the assets of the consolidated variable interest entities and their equity interests in their subsidiaries under the exclusive call option agreement.

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

E-House, SINA and Tencent, each a principal shareholder of ours, held an aggregate of approximately 82% of our voting power, and our record shareholders in the United States held approximately 13% of our total voting power, as of March 31, 2018. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by PRC parties, while it solicited comments from the public on this point. Moreover, it is uncertain whether the real estate service industry, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOC market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably, including depreciation in 2016. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Under the applicable regulations and SAFE rules, PRC citizens who participate in an employee stock ownership plan or a stock option plan in an overseas publicly listed company are required to register with SAFE and complete certain other procedures. In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Option Rules, which terminated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas Publicly-Listed Company issued by SAFE in March 2007. Pursuant to the Stock Option Rules, if a PRC resident participates in any stock incentive plan of an overseas publicly-listed company, a qualified PRC domestic agent must, among other things, file on behalf of such participant an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the exercise or sale of stock options or stock such participant holds. Such participating PRC residents’ foreign exchange income received from the sale of stock and dividends distributed by the overseas publicly-listed company must be fully remitted into a PRC collective foreign currency account opened and managed by the PRC agent before distribution to such participants. We and our PRC employees who have been granted stock options are subject to this rule, and we have registered our existing employee stock ownership plan and stock option plan with the local SAFE branch in Shanghai. However, if there is any change to our existing employee stock ownership plan or stock option plan, we cannot assure you that we and our PRC optionees will be able to amend such registration in a timely manner, or at all. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. See “Item 4. Information on the Company—B. Business Overview—Regulation—Foreign Exchange Registration of Employee Stock Incentive Plans”.

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

In addition, pursuant to the relevant regulations regarding real estate agency and brokerage businesses, a real estate broker must conduct a filing with the real estate administrative authority within 30 days after issuance of its business license. We have completed the filing with the competent local real estate administrative authorities for our 33 PRC operating entities which currently provide support services considered to be real estate agency and brokerage services under the PRC law. In addition, among our other 43 PRC operating entities with the registered business scope of real estate brokerage business which are intended to provide support services to our e-commerce business, we are in the process of making such filings with the relevant local real estate administrative authorities for three entities, and are in the process of preparing the relevant application documents with respect to all the remaining 40 entities which intend to make such filings. The requirements of the local real estate administrative authority for such filing may vary in different cities and we cannot assure you that we will be able to complete such filing in a timely manner or at all. If we fail to properly complete such filings, it may limit the ability of the relevant PRC operating entities to provide similar support service to our e-commerce business.

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

In 2017, the closing price of our ADSs on the NYSE, varied from a high of $4.71 to a low of $1.28.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2018, we had 135,763,962 ordinary shares outstanding (excluding the 4,205,458 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan). E-House, SINA and Tencent held an aggregate of approximately 82% of our ordinary shares outstanding as of March 31, 2018. The sale or perceived sale of a substantial amount of our ADSs by any of these principal shareholders could adversely affect the prevailing market price for our ADSs. Such sales or perceived sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. In addition, if we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this, in turn, could have an adverse effect on the price of our ADSs.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our memorandum and articles of association, the minimum notice period required to convene a general meeting is seven calendar days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw the underlying ordinary shares represented by your ADSs to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the underlying ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

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

While we believe we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2017 and do not expect to be a PFIC for the current taxable year and the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC for the current taxable year or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ADSs or ordinary shares from time-to-time, (which may be volatile)). Furthermore, the determination of whether we will be or become a PFIC will also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes our risk of being classified as a PFIC may substantially increase. It is also possible that the Internal Revenue Service, or the IRS, may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or, becoming classified as, a PFIC for the current or future taxable years. In addition, there can be no assurance our business plans will not change in a manner that will affect our PFIC status.

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

On April 15, 2016, E-House entered into a merger agreement with Parent and E-House Merger Sub Ltd., a wholly owned subsidiary of Parent. Parent is a Cayman Islands company jointly established by Mr. Xin Zhou, SINA and certain other persons, and controlled by Mr. Zhou. On August 12, 2016, E-House Merger Sub Ltd. merged with and into E-House, with E-House continuing as the surviving company and a wholly owned subsidiary of Parent. Following the completion of the merger, E-House ceased to be a reporting company under the Exchange Act and its American depositary shares ceased trading on the NYSE.

Concurrent with the closing of the merger, Parent, Mr. Zhou, SINA and certain other shareholders of Parent entered into a shareholders agreement, pursuant to which (a) Parent undertakes, among other things, that it will not, directly or indirectly, dispose of any ordinary shares of Leju owned by E-House without the prior written approval of each of Mr. Zhou and SINA, and (b) during the subsequent 18-month period, Parent has an option to repurchase all the equity interest held by SINA in Parent for a consideration consisting of (i) 30% of the total outstanding ordinary shares of Leju at the time of the repurchase and (ii) a cash payment. On December 30, 2016, Parent exercised the option and repurchased all the ordinary shares held by SINA in Parent, for an aggregate consideration comprised of 40,651,187 ordinary shares of Leju and a cash payment of $129,038,150. As a result of the foregoing transactions, E-House has ceased to be our controlling shareholder but has remained a principal shareholder of ours. As of March 31, 2018, E-House owned 47,739,363 ordinary shares and 180,925 ADSs of us, representing approximately 35% of our total outstanding ordinary shares.

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

Following the going-private transaction of E-House and the repurchase from SINA of ordinary shares in Parent as described under “Our Relationship with E-House”, SINA has become a principal shareholder of ours. As of March 31, 2018, SINA owned 42,081,187 ordinary shares and 36,687 ADSs of us, representing approximately 31% of our total outstanding ordinary shares. On March 21, 2017, we entered into a registration rights agreement with SINA, which grants SINA the same registration rights with respect to our ordinary shares as those granted to E-House and Tencent under an investor rights agreement dated March 31, 2014.

Our Relationship with Tencent

On March 10, 2014, we entered into a strategic cooperation agreement with Tencent, a provider of comprehensive internet services serving the largest online community in China. Pursuant to the strategic cooperation agreement, we and Tencent have agreed to jointly develop software and tools for use on Weixin to facilitate our opening of Weixin public accounts associated with real estate projects, which provides real estate information to Weixin users, enable us to better connect with our users through such accounts and expand payment solutions provided to user. We have agreed to adopt Weixin payment solutions as the default payment method for real estate O2O e-commerce transactions conducted by our users on Weixin. We and Tencent have also agreed to explore and pursue additional opportunities for potential cooperation, including but not limited to cooperation involving Tencent’s social communications platform, including Weixin, “QQ” and “mobile QQ”; the social networking service “Qzone”; and/or certain other Tencent wholly-owned internet properties in China then in operation. Although the strategic cooperation agreement with Tencent expired in March 2018, our cooperation with Tencent has continued and expanded in scope.

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

B.                                    Business Overview

Overview

We are a leading O2O real estate services provider in China. We offer real estate e-commerce, online advertising and online listing services through our online platform, which comprises local websites covering 377 cities and various mobile applications. We integrate our online platform with complementary offline services to facilitate residential property transactions and home renovation transactions. In addition to our own websites, we also operate various real estate and home furnishing websites of SINA. We had also operated Baidu’s real estate and home furnishing websites until December 31, 2015. Moreover, we operate official accounts on Weixin and Weibo.

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

We generated total revenues of $575.8 million, $559.5 million and $362.5 million in 2015, 2016 and 2017, respectively. We generated net income of $34.8 million in 2015 and incurred net loss of $11.6 million and $162.0 million in 2016 and 2017, respectively. We had adjusted net income of $56.9 million and $8.4 million in 2015 and 2016, respectively, and incurred adjusted net loss of $106.1 million in 2017. Substantially all of our operations are in China. For information regarding adjusted net income, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures”.

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

Through our direct operations and outsourcing to local partners we operate websites in every province of China.

We operate the following websites:

•                  new residential property websites, including house.sina.com.cn and leju.com, where viewers are automatically directed to a local website with localized information and services, covering 377 cities; on house.sina.com.cn and leju.com, we offer customers the ability to purchase discount coupons for property purchases;

•                  existing residential property focused websites, including esf.sina.com.cn and esf.leju.com, where viewers are automatically directed to a local website with localized information and services, covering over 296 cities; and

•                  home furnishings websites, including jiaju.com, which is a platform for distributors to offer home furnishings to consumers, jiaju.sina.com.cn, which offers information with respect to home furnishing, and 7gz.com (formerly qianggongzhang.com), which is a platform connecting customers with professional contractors; viewers have access to localized information on home furnishing information, offerings and listings of contractors across China through our home furnishing websites.

We sell online advertising on each of our self-operated local websites covering 70 cities. We also outsource 307 local websites to third parties that pay us fixed fees for the right to operate the websites. The amount of user traffic on the websites that we own or operate, our ability to achieve user demographic characteristics that are attractive to advertisers, and our ability to demonstrate such user traffic and demographic characteristics through website traffic tracking tools and reporting systems are important factors in maintaining our advertising revenue from websites that we operate directly and fixed fees from websites that we outsource to third parties. We track such data internally and through third party tracking tools. We identify cities to convert to direct operations on an ongoing basis.

Mobile Applications

Our major mobile applications include “Leju Home Purchase” (an upgraded version of “Pocket Leju”), “Leju Er Shou Fang”, “Fang Niu Jia”, “Qianggongzhang”, contractor version of “Qianggongzhang”, “Lai Ke”, and “Shou Bo”, each of which has version for the iOS and Android operating systems.

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

•                  Qianggongzhang is a national mobile platform connecting consumers with professional home furnishing and renovation contractors. It provides personalized renovation information to consumers, including localized information on home furnishing, and offerings and listings of contractors across China.

•                  Contractor version of “Qianggongzhang” is jointly developed by our renovation team and Qianggongzhang platform. It provides a user-friendly means for contractors to effectively monitor and manage renovation projects and construction sites.

•                  Lai Ke is a communication tool between property consultants and potential home buyers. It pushes information to potential home buyers through real-time big data analytics and helps property consultants reach out to targeted clients.

•                  Shou Bo is China’s first real estate vertical live streaming platform, which was acquired by Leju in 2017. Shou Bo provides users with the latest property and home furnishing information with built-in user interaction function.

On March 10, 2014, we entered into a strategic cooperation agreement with Tencent, a provider of comprehensive internet services serving the largest online community in China. Pursuant to the strategic cooperation agreement, we and Tencent have agreed to jointly develop software and tools for use on Weixin to facilitate our opening of Weixin public accounts associated with real estate projects, which we believe will provide real estate information to Weixin users, enable us to better connect with our users through such accounts and expand payment solutions provided to users. We have agreed to adopt Weixin payment solutions as the default payment method for real estate O2O e-commerce transactions conducted by our users on Weixin. We and Tencent have also agreed to explore and pursue additional opportunities for potential cooperation, including but not limited to cooperation involving Tencent’s social communications platform, including Weixin, “QQ” and “mobile QQ”; the social networking service, “Qzone”; and/or certain other Tencent wholly-owned internet properties in China then in operation. Although the strategic cooperation agreement with Tencent expired in March 2018, our cooperation with Tencent has continued and expanded in scope. By December 2017, we had opened over 76,000 project-related official accounts on Weixin. In December 2016, we launched various new advertising products based on cross-utilizing databases in cooperation with Tencent that allows for more accurate targeting of customers for our clients in the real estate and home furnishing industries.

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

E-Commerce

Our e-commerce revenue is primarily derived from the sale of discount coupons for new residential properties that are promoted by developers. We commenced the sale of discount coupons from the first quarter of 2012. In addition, since the third quarter of 2012, we have provided third-party merchants of home furnishing and improvement products and services with the ability to reach consumers through our home furnishing platform, jiaju.com. Our revenues generated from e-commerce services in 2015, 2016 and 2017 were $420.6 million, $419.0 million and $234.8 million, respectively, representing 73.0%, 74.9% and 64.8%, respectively, of our total revenues for those periods.

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

The following table sets forth certain operating metrics with respect to our sales of discount coupons for the periods specified.

	Three months ended March 31, 2017	Three months ended June 30, 2017	Three months ended September 30, 2017	Three months ended December 31, 2017
Number of discount coupons issued to prospective purchasers (number of transactions)	43,449	97,282	58,168	47,419
Number of discount coupons redeemed (number of transactions)(1)	18,987	32,670	30,717	31,046

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

In March 2013, we entered into an agreement with Beijing Jing Dong Century Trading Co., Ltd., or JD.com, pursuant to which we launched The Jing Dong Jiajujiu Building Materials and Furnishings Flagship Store, or the JD Jiajujiu Store, on JD.com’s website in October 2013. The JD Jiajujiu Store promotes home furnishing and home improvement products and services that are also promoted on jiaju.com. We charge home furnishing suppliers a commission, and we are required to pay JD.com a commission, in each case based on the value of products and services sold by the JD Jiajujiu Store.

Online Advertising

The majority of our online advertising revenues are generated from sale of advertising on real estate and home furnishing websites to real estate developers and home furnishing suppliers. Since the second quarter of 2016, we started to generate advertising revenues from our contractor platform 7gz.com. Our revenues generated from advertising services in 2015, 2016 and 2017 were $134.2 million, $118.0 million and $113.2 million, respectively, representing 23.3%, 21.1% and 31.2%, respectively, of our total revenues for those periods.

We currently operate the SINA real estate and home furnishing websites. We had also operated such websites of Baidu until December 31, 2015. In addition, we are the exclusive advertising agent for SINA’s home page and non-real estate websites with respect to advertising sold to real estate and home furnishing advertisers. We also had the exclusive right to sell Baidu’s Brand-Link product for real estate related advertising until December 31, 2015. We also generated advertising revenues from various other websites and mobile applications such as Weixin, Weibo, Toutiao and UC Web during 2017. We earn revenue from the sale of online advertising on each of these websites. Revenues for online advertising are typically based on a fixed fee for the period of the advertising and are recognized ratably. We enter into both short-term and long-term online advertising contracts with advertisers, and we are entitled to prepayment from certain customers while others pay us only after the advertisement has been posted.

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

Advertising on SINA Websites

We operate the SINA real estate website, house.sina.com.cn, and the SINA home furnishings website, jiaju.sina.com.cn, and we are entitled to all advertising revenues from these websites. In addition, pursuant to an agency agreement with SINA, we are the exclusive advertising agent of the SINA homepage and non-real estate websites, for advertising sold to real estate and home furnishing advertisers. We are entitled to 85% of the revenue derived from advertising on these other websites. Leveraging SINA’s strong brand recognition, market influence in China’s online space and its large user base, we help real estate advertisers reach their target audiences in many of China’s major cities. Real estate advertisers primarily include real estate developers, agents and brokers as well as suppliers and providers of home furnishing and improvement products and services.

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

Listing

We offer online residential listing services for sales and leases of existing residential properties. Our listing services are currently offered in 9 cities where we maintain a local sales force and in an additional 287 cities where we allow real estate agents to use our platform to post their listings. Our revenues generated from online listing services in 2015, 2016 and 2017 were $21.0 million, $22.5 million and $14.5 million, respectively, representing 3.7%, 4.0% and 4.0%, respectively, of our total revenues for those periods. Real estate agents and property owners use our listing services. Payment of the listing fees entitles them to post multiple listings for properties over the subscription period. Our listing subscription contracts are typically for a term of up to one year with fixed fees payable on a monthly basis. The subscription fees are generally fixed and vary from city to city. We also provide free listing services to individual property sellers selling existing residential properties. Our listing customers submit property listings by logging on to our platform directly. Once a listing has been uploaded to our website, it can be viewed for free by visitors to our website. All visitors to our website have access to listing information free of charge, 24-hours a day. With respect to listings submitted by agents or brokers, the name of the agent or broker appears as a link, offering viewers access to additional listings promoted by the same agent or broker.

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

We conduct advertising activities in 70 cities where we directly operate local websites through promotional events for developers and other industry participants, including industry award ceremonies, panel discussions and similar events.

Sales and Marketing

Most of our new home advertising revenue and home furnishing advertising revenue is derived from our direct sales force. We also derive new home and home furnishing advertising revenue from sales through third party advertising agencies.

We have built a sales and marketing team that is experienced in the online advertising, internet and real estate industries. Our sales and marketing team comprised 23% personnel as of December 31, 2017. Our sales and marketing personnel work closely with our customers in local markets and help us gain insight into developments in these local markets, the competitive landscape and new market opportunities, which help us set our prices and strategies for each locality.

To motivate our sales and marketing personnel, a majority of their compensation consists of performance incentives such as commissions and bonuses. Sales quotas are assigned to all sales personnel according to monthly, quarterly and annual sales plans. In addition, we have adopted a merit-based promotion system to motivate our sales personnel.

Seasonality

The real estate sector in China is characterized by seasonal fluctuations, which may cause our revenues to fluctuate significantly from quarter to quarter. The first quarter of each year generally contributes the smallest portion of our annual revenues due to reduced real estate transactions, advertising and marketing activities of our customers in the PRC real estate industry during and around the Chinese New Year holiday, which generally occurs in January or February of each year and due to the cold winter weather in northern China. In contrast, the third and fourth quarters of each year generally contribute a larger portion of our annual revenues due to increased real estate transaction, advertising and marketing activity during the months of September and October.

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

The State Council promulgated the Administrative Rules on Foreign-invested Telecommunications Enterprises in December 2001, as amended in September 2008 and February 2016, or the FITE Regulations. The FITE Regulations set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to these administrative rules, the ultimate capital contribution ratio of the foreign investor or investors in a foreign-invested telecommunications enterprise that aims to provide value-added telecommunications services may not exceed 50.0%. In addition, pursuant to the Foreign Investment Industrial Guidance Catalogue issued by the PRC government, the permitted foreign investment in value-added telecommunications service providers may not be more than 50%. However, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a track record and experience in operating a value-added telecommunications business overseas. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and the MOC or their authorized local counterparts, which retain considerable discretion in granting approvals.

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

In compliance with these laws and regulations, Beijing Leju, our consolidated variable interest entity, Beijing Yisheng Leju Internet Technology Co., Ltd., a subsidiary of our consolidated variable interest entity Beijing Jiajujiu, and Shanghai Yi Xin, our consolidated variable interest entity, each hold a valid ICP license issued by the local provincial branch of the MIIT for the operation of our value-added telecommunication business.

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

Online Transmission of Audio-Visual Programs

The GAPPRFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, effective January 2008 and amended in August 2015. The Audio-visual Program Provisions apply to the provision of audio-visual program services to the public via internet (including mobile network) within the territory of China. Providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-visual Programs issued by the GAPPRFT or complete certain registration procedures with the GAPPRFT. Providers of internet audio-visual program services are generally required to be either state-owned or state-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program services determined by the GAPPRFT. In May 2008, the GAPPRFT issued a Notice on Relevant Issues Concerning Application and Approval of License for Online Transmission of Audio-visual Programs, as amended in August 2015, which further sets forth detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-visual Programs. The notice also provides that providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-visual Program Provisions shall also be eligible to apply for the license so long as their violation of the laws and regulations (if any) is minor and can be rectified timely and they have no record of violation during the latest three months prior to the promulgation of the Audio-visual Program Provisions. In April 2010, the GAPPRFT issued the Internet Audio/Visual Program Services Categories (Provisional), as amended in March 2017, which classified internet audio-visual programs into four categories. Our consolidated variable interest entities and their subsidiaries do not have Licenses for Online Transmission of Audio-visual Programs. For content which we believe are subject to the requirements of these licenses, such content is hosted by SINA through our contractual arrangement with SINA. In the case that SINA does not possess the necessary licenses and permits, our content hosted by SINA is subject to the risk of being suspended by government authorities. Moreover, we cannot assure you that government would not require us to obtain these licenses separately for operation of our own websites and those websites licensed to us even if the underlying hosting of the relevant content is provided by a qualified third party. See “Item 3. Key Information—D. Risk Factors—Risks related to Our Business—If we fail to obtain or keep licenses, permits or approvals applicable to the various online real estate services provided by us, we may incur significant financial penalties and other government sanctions”.

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

The security and confidentiality of information on the identity of internet users are also regulated in China. The Internet Information Service Administrative Measures promulgated by the PRC State Council require internet information service providers to maintain an adequate system that protects the security of user information. In December 2005, the Ministry of Public Security promulgated the Regulations on Technical Measures of Internet Security Protection, requiring internet service providers to utilize standard technical measures for internet security protection. Moreover, the Rules for Regulating the Market Order of Internet Content Services enhance the protection of internet users’ personal information by prohibiting internet information service providers from unauthorized collection, disclosure or use of personal information of their users. In December 2012, the Standing Committee of the National People’s Congress passed the Decision on Strengthening Internet Information Protection, which provides that all internet service providers in China, including internet information service providers, should require their users to provide real identity information when entering into service agreements or providing services to the users. In July 2013, the MIIT issued Provisions on Protecting Personal Information of Telecommunication and Internet Users, under which Internet information service providers are subject to strict requirements to protect personal information of internet users. The internet information service providers are prohibited from collecting personal information of internet users without obtaining consent from the users. Personal information collected shall be used only in connection with the services to be provided by Internet information service providers to such users and shall be kept in strict confidence. To comply with these laws and regulations, we require our users to accept the user terms or service agreement for registration with and use of our websites whereby they agree to provide certain personal information to us and agree to our use of their provided personal information under certain agreed circumstances, and we have established information security systems to protect users’ privacy. In May 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, or the Interpretations, effective June 2017. The Interpretations provide more practical conviction and sentencing criteria for the infringement to citizens’ personal information.

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

Regulations relating to Real Estate Brokerage Business

The principal regulations governing the real estate brokerage business in China include the Law on Administration of the Urban Real Estate issued by the Standing Committee of National People’s Congress in July 1994 and revised in August 2009, and the Administrative Measures for Real Estate Brokerage issued in January 2011 and amended in March 2016. Pursuant to these laws, a company must register with local offices of the SAIC in each locality where it does business in order to operate real estate brokerage business. In addition, a real estate brokerage company and its branches shall file with the local real estate administrative authority within 30 days after it obtains the business license.

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

We mainly use City Rehouse and its subsidiaries to provide support for our e-commerce business. Each subsidiary of City Rehouse has obtained and maintained a business license with such business scope, and 20 of our PRC operating entities have completed the filing with the competent local real estate administrative authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to obtain the approvals or complete the filings required for our real estate agency and brokerage business in China may limit our ability to provide real estate agency and brokerage services or establish new PRC operating entities”.

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

After receiving a trademark registration application, the PRC Trademark Office will make a public announcement with respect to the proposed trademark registration application if the relevant trademark passes the preliminary examination. Any person may, within three months after such public announcement, object to such trademark application. The PRC Trademark Office will then decide who is entitled to the trademark registration, and its decisions may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no objection is filed within three months after the public announcement period or if the objection has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked. As of December 31, 2017, we owned or licensed 295 registered trademarks in China, and had 48 trademark applications in various industry categories pending with the China Trademark Office.

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

As an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries; (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries; (iii) make loans to our PRC subsidiaries or consolidated variable interest entities; or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals, such as:

•                  capital contributions to our PRC subsidiaries that operate in the industries that fall within the restricted category for foreign investment must be approved by the MOC or its local counterparts;

•                  loans by us to our PRC subsidiaries cannot exceed the statutory limit which is the difference between the amount of total investment and the amount of registered capital of such subsidiaries as approved by the MOC or its local counterpart or the limit calculated by the approach set forth in the Notice of Matters Concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing issued by the People’s Bank of China in January 2017, and must be registered with SAFE or its local branches; and

•                  loans by us to our consolidated variable interest entities must be filed with the National Development and Reform Commission and must also be registered with SAFE or its local branches.

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

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, as amended in May 2015, which substantially amends and simplifies the then current foreign exchange procedures. Under SAFE Circular 59, the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account) no longer requires approval by SAFE. Reinvestment of Renminbi proceeds by foreign investors in China no longer requires SAFE approval or verification.

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

C.                                    Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and variable interest entities as of March 31, 2018.

Leju Holdings Limited (Cayman Islands)
100%
Branco Overseas Ltd. (BVI)
100%
100%
100%
84%
E-House China (Tianjin) Holdings Ltd. (BVI)
China E-Real Estate Holdings Ltd. (BVI)
China Online Housing Technology Corporation (Cayman Islands)
Omnigold Holdings Ltd. (BVI)
100%
100%
100%
100%
E-House Property Consultancy Ltd. (BVI)
China Online Housing (Hong Kong) Co., Limited (Hong Kong)
China Commercial Real Estate Group Ltd. (BVI)
100%
100%
100%
E-House International Property Consultancy Ltd. (HK)
China E-Real Estate Group Ltd. (HK)
China Real Estate Business Group Ltd. (HK)
100%
100%
100%
E-House City Rehouse Real Estate Broker (Shanghai) Co., Ltd.
Shanghai Yi Yue Information Technology Co., Ltd.
Shanghai SINA Leju Information Technology Co., Ltd.
Shanghai Fangxin Information Technology Co., Ltd.
Leju (China) Internet Technology Co., Ltd.
Beijing Maiteng Fengshun Science and Technology Co., Ltd.
25 Subsidiaries
Shanghai Yi Xin E-Commerce Co., Ltd.(1)
Beijing Yisheng Leju Information Services Co., Ltd.(1)
Beijing Jiajujiu E-Commerce Co., Ltd. (1)
64 Subsidiaries
12 Subsidiaries
Equity
Contractual arrangements

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

As a result of these contractual arrangements, we, through our PRC subsidiaries, have become the primary beneficiary of these PRC entities and account for them as variable interest entities, and consolidate the financial results of these entities into our financial statements in accordance with U.S. GAAP. Substantially all of our revenues are derived from our consolidated variable interest entities and we rely on dividends and service fees paid to us by our PRC subsidiaries and our consolidated variable interest entities in China. Entities apart from our consolidated variable interest entities contributed in aggregate 3.0%, 3.3% and 1.3% of our total net revenues in 2015, 2016 and 2017, respectively. Our operations not conducted through contractual arrangements with the consolidated variable interest entities primarily consist of outsourcing arrangements business, support services for online advertising business and agency services included with our e-commerce business. In 2015, 2016 and 2017, the total amount of service fees that our PRC subsidiaries received from our consolidated variable interest entities under all the service agreements between our PRC subsidiaries and consolidated variable interest entities was $25.7 million, $11.3 million and $14.3 million, respectively. As of December 31, 2017, the amount of service fees payable to us by the consolidated variable interest entities was $82.7 million.

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

D.                                    Property, Plants and Equipment

Our principal executive offices are located at Beijing Shoudong International Plaza, with approximately 5,461 square meters of office space. Our headquarters has been at this location since January 2012. As of December 31, 2017, we leased properties with an aggregate gross floor area of approximately 37,171 square meters for our 56 local offices across China and at our Hong Kong office. Our leased properties mainly consist of office premises, a portion of which are leased from related parties. We believe our existing leased premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

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

E-Commerce. We offer e-commerce services primarily in connection with new residential property sales. Our O2O services for new residential properties include selling discount coupons and facilitating online property viewing, physical property visits and pre-sale customer support. We earn revenue primarily from the sale of discount coupons used for property purchases. Our revenues from e-commerce services in 2015, 2016 and 2017 were $420.6 million, $419.0 million and $234.8 million, respectively, representing 73.0%, 74.9% and 64.8%, respectively, of our total revenues for those periods.

Online Advertising. We currently sell advertising primarily on the SINA new residential properties and home furnishing websites, which are operated by us. We also had similar arrangement with Baidu until December 31, 2015. In addition, we are the exclusive advertising agent for the SINA home page and non-real estate websites with respect to advertising sold to real estate and home furnishing advertisers. We also had the exclusive right to sell Baidu’s Brand-Link product within the real estate industry until December 31, 2015. We also sell advertising on our contractor platform website and on various mobile applications. Our revenues from online advertising services in 2015, 2016 and 2017 were $134.2 million, $118.0 million and $113.2 million, respectively, representing 23.3%, 21.1% and 31.2%, respectively, of our total revenues for those periods.

Listing. We offer fee-based online property listing services to real estate agents and free services to individual property sellers. We currently operate the SINA real estate websites for listings of existing residential properties for sale or lease. We also operated the Baidu real estate websites for such listing until December 31, 2015. Our revenues from listing services in 2015, 2016 and 2017 were $21.0 million, $22.5 million and $14.5 million, respectively, representing 3.7%, 4.0% and 4.0%, respectively, of our total revenues for those periods.

We generated total revenues of $575.8 million, $559.5 million and $362.5 million in 2015, 2016 and 2017, respectively. We generated net income of $34.8 million in 2015 and incurred net loss of $11.6 million and $162.0 million in 2016 and 2017, respectively. We had adjusted net income of $56.9 million and $8.4 million in 2015 and 2016, respectively, and incurred adjusted net loss of $106.1 million in 2017. Substantially all of our operations are in China. For information regarding adjusted net income, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures”.

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

Our ability to innovate and market acceptance of our services

We operate in a competitive industry and the extent to which we are able to provide innovative e-commerce and advertising services that are attractive to developers and prospective property purchasers has a material effect on our results of operations. For example, we pioneered e-commerce services in China’s real estate market in April 2011 by offering online auctions as a promotional tool for our partner developers. In early 2012, we introduced property price discount coupons as a means of generating buyers for our partner developers in conjunction with online advertising and offline customer origination. In 2015 and 2016, we continually upgraded the site visit experience of prospective property purchasers by launching new services including site visits through private car or virtual reality technology.  In December 2016 we launched new advertising products based on cross-utilizing databases we and our strategic partners have, allowing for more accurate targeting of potential buyers. In 2017, we introduced our new marketing product, Zai Xian Xuan Fang, to simplify the transaction process. During this period, our new suite of big data-empowered advertising products became increasingly popular among our developer clients, and our mobile marketing strategy has started to yield positive results. Our results of operations will continue to be significantly affected by the extent to which our evolving e-commerce and advertising services, including any future innovations that we may introduce, achieve success in the market.

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

Our ability to expand into new geographic areas in China

A significant portion of our revenues is concentrated in China’s major urban centers including Beijing, Shanghai, Guangzhou and Chongqing. We expect them to continue to represent a significant portion of our revenues in the near term. We also may expand into new geographic areas and sectors and increase our market share in areas and sectors where we currently operate. As of December 31, 2017, we had established real estate-related content, search services, marketing and listing coverage of 377 cities across China. Our ability to succeed in newly penetrated cities and cities where we intend to increase our presence will have a substantial impact on our results of operations, and we may incur significant additional operating expenses, including hiring new sales and other personnel, in order to expand our operations.

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

Share-based compensation expense

In 2015 and 2016, a portion of our share-based compensation expense related to E-House’s allocation to us of share-based compensation expenses of their senior management. These allocations were made using a proportional cost allocation method and were based on revenues, headcount as well as estimates of actual time spent on the provision of services attributable to our company.

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

On March 21, 2018, we granted to certain of our employees and directors options to purchase an aggregate of 1,045,000 ordinary shares at an exercise price of $1.55 per share, pursuant to the Leju Plan. The options expire ten years from the date of grant and vest over a period of three years.

As of March 31, 2018, the aggregate number of our ordinary shares underlying outstanding options granted under the Leju Plan is 9,677,041, and no restricted shares granted under the Leju Plan is outstanding.

In 2017, we recorded compensation expenses of $3.3 million for the options and restricted shares granted to our employees and directors under the Leju Plan, and $78.2 thousand in dividends to E-House for the options and restricted shares granted to employees and directors of E-House under the Leju Plan. As of December 31, 2017, we had $4.6 million of total unrecognized compensation expenses related to unvested share options and restricted shares granted under the Leju Plan, which we expect to be recognize over a weighted-average period of 1.6 years.

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

In 2017, we recorded compensation expenses of $0.2 million for the options and restricted shares granted to our employees and directors under the Omnigold Plan. As of December 31, 2017, we had $128.2 thousand of total unrecognized compensation expenses related to unvested share options and restricted shares granted under the Omnigold Plan, which we expect to be recognize over a weighted-average period of 0.6 years.

Other operating income

Our other operating income primarily relates to cash subsidies received by our subsidiaries in China from local governments to encourage us to operate in certain local districts.

Interest income

We earn interest income primarily from bank deposits.

Other income, net

Other income, net relates to unrealized gain on marketable securities, foreign exchange loss/(gain) and reimbursement from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

	Year Ended December 31,
	2015	2016	2017
	(in thousands of $, except share and per share data)
Revenues:
E-commerce	420,552	419,024	234,836
Online advertising	134,229	117,949	113,235
Listing	21,023	22,538	14,461
Total revenues	575,804	559,511	362,532
Cost of revenues	(60,314)	(57,492)	(74,054)
Selling, general and administrative expenses	(475,445)	(521,797)	(434,276)
Goodwill impairment	—	—	(41,223)
Other operating income	3,568	4,587	3,072
Income (loss) from operations	43,613	(15,191)	(183,949)
Interest income	1,167	1,313	1,314
Other income, net	290	620	480
Gain (loss) on disposal of investment or subsidiaries	271	(186)	—
Income (loss) before income taxes and loss from equity in affiliates	45,341	(13,444)	(182,155)
Income tax benefit (expense)	(10,307)	2,068	20,328
Income (loss) before equity in affiliates	35,034	(11,376)	(161,827)
Loss from equity in affiliates	(228)	(225)	(216)
Net income (loss)	34,806	(11,601)	(162,043)
Less: Net income (loss) attributable to non-controlling interest	(524)	(1,812)	(1,142)
Net income (loss) attributable to Leju Holdings Limited shareholders	35,330	(9,789)	(160,901)
Earnings (loss) per share:
Basic	0.26	(0.07)	(1.19)
Diluted	0.26	(0.07)	(1.19)
Weighted average numbers of shares used in computation:
Basic	134,528,971	135,220,210	135,708,350
Diluted	136,223,974	135,220,210	135,708,350

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Total revenues. Total revenues decreased 35% to $362.5 million in 2017 from $559.5 million in 2016, primarily due to reduced real estate transactions as a result of regulatory restrictions placed by local governments. E-commerce revenues decreased 44% to 234.8 million in 2017 from $419.0 million in 2016, primarily due to decreases in both the number of discount coupons redeemed and in the average price per discount coupon. We sold a total of 246,318 discount coupons in 2017, 113,420 of which were redeemed. Online advertising revenues decreased 4% to $113.2 million in 2017 from $118.0 million in 2016, primarily due to a decrease in property developers’ demand for online advertising. Listing revenues decreased 36% to $14.5 million in 2017 from $22.5 million in 2016, primarily due to a decrease in secondary real estate brokers’ demand.

Cost of revenues. Cost of revenues increased 29% to $74.1 million in 2017 from $57.5 million in 2016 primarily due to increased cost of advertising resources purchased, partially offset by decreased staffing cost of the editorial department as a result of headcount change.

Selling, general and administrative expenses. Selling, general and administrative expenses decreased 17% to $434.3 million in 2017 from $521.8 million in 2016 primarily due to decreased marketing expenses related to our e-commerce business, decreased commission expenses in line with the decrease of revenues and decreased salary and bonus as a result of headcount change.

Goodwill impairment. Goodwill impairment was $41.2 million in 2017, compared to nil in 2016. Goodwill impairment was recognized based on the impairment assessment review performed on June 30, 2017, as changes in market environment continued to have a negative impact on our operating conditions and business outlook.

Other operating income. Other operating income was $3.1 million in 2017, compared to $4.6 million in 2016, due to decreased cash subsidies received from local governments.

Loss from operations. As a result of the foregoing, we incurred $183.9 million of loss from operations in 2017, compared to loss of $15.2 million in 2016.

Interest income. Interest income was $1.3 million in 2017, relatively flat compared to $1.3 million in 2016.

Other income, net. We had other net income of $0.5 million in 2017, compared to $0.6 million in 2016.

Income tax benefit. Income tax benefit was $20.3 million in 2017, compared to income tax benefit of $2.1 million in 2016, due to the loss before taxes and equity in affiliates of $182.2 million in 2017.

Net loss. As a result of the foregoing, we incurred net loss of $162.0 million in 2017, compared to net loss of $11.6 million in 2016.

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

We generate real estate online revenues principally from e-commerce, online advertising, and listing services.

Our e-commerce services primarily include discount coupon advertising and facilitating transactions. We provide property viewing and presale customer support free of charge in connection with the sale of discount coupons. E-commerce revenues are principally generated from selling discount coupons to potential property buyers. Those discount coupons allow buyers to purchase specified properties from real estate developers at discounts greater than the face value of the fees charged by us. The discount coupons are refundable to the buyers at any time before they are used to purchase the specified properties. We recognize such e-commerce revenues upon obtaining confirmation letters that prove the use of coupons by property buyers, and when collections are reasonably assured. Revenues are recognized based on the net proceeds received. We also facilitate transactions on our proprietary platform for home furnishing business and earn commissions from merchants that are generally determined as a percentage based on the value of merchandise being sold by the merchants. Revenue related to commissions is recognized in the consolidated income statements at the time when the underlying transaction is completed.

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

In 2015, 2016 and 2017, entities apart from our consolidated variable interest entities contributed in aggregate 3.0%, 3.3% and 1.3%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with our consolidated variable interest entities primarily consist of outsourcing arrangements business, support services for online advertising business and agency services included with our e-commerce business. The following table sets forth our revenues, cost of revenues and net income for the consolidated variable interest entities and other group entities which are not our consolidated variable interest entities for the years indicated:

	2017
	Variable interest entities	Other entities	Total
	(in thousands of $)
Total revenues	357,698	4,834	362,532
Cost of revenues	(64,948)	(9,106)	(74,054)
Net loss	(4,454)	(157,589)	(162,043)

	2016
	Variable interest entities	Other entities	Total
	(in thousands of $)
Total revenues	540,838	18,673	559,511
Cost of revenues	(45,642)	(11,850)	(57,492)
Net income (loss)	2,286	(13,887)	(11,601)

	2015
	Variable interest entities	Other entities	Total
	(in thousands of $)
Total revenues	558,715	17,089	575,804
Cost of revenues	(48,032)	(12,282)	(60,314)
Net income	3,308	31,498	34,806

As of December 31, 2015, 2016 and 2017, entities apart from our consolidated variable interest entities accounted for an aggregate of 54.2%, 62.2% and 53.9%, respectively, of our total assets. The assets not associated with our consolidated variable interest entities primarily consist of cash, intangible assets and goodwill. The total assets held by the consolidated variable interest entities and other group entities which are not our consolidated variable interest entities were $287.2 million and $339.6 million, respectively, as of December 31, 2015, $217.8 million and $358.1 million, respectively, as of December 31, 2016, and $202.4 million and $236.5 million, respectively, as of December 31, 2017.

Pursuant to contractual arrangements that Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng have with our consolidated variable interest entities, the earnings and cash of our consolidated variable interest entities are used to pay service fees in Renminbi to three of our PRC subsidiaries in the manner and amount set forth in these agreements. After paying the applicable withholding taxes and making appropriations for its statutory reserve requirement, the remaining net profits of our PRC subsidiaries would be available for distribution to our offshore companies. As of December 31, 2017, the net assets of our PRC subsidiaries and our consolidated variable interest entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate $34.6 million. As an offshore holding company of our PRC subsidiaries and consolidated variable interest entities, we may make loans to our PRC subsidiaries and consolidated variable interest entities. Any loans to our PRC subsidiaries are subject to registrations with relevant governmental authorities in China. We may also finance our subsidiaries by means of capital contributions. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries”.

Furthermore, cash transfers from our PRC subsidiaries to our offshore companies are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and our consolidated variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment”. Cash and cash equivalents held by the consolidated variable interest entities was denominated in Renminbi and amounted to RMB384 million ($59.2 million, based on an exchange rate of RMB6.4936 to $1.00 as of December 31, 2015), RMB619 million ($89.2 million, based on an exchange rate of RMB6.9430 to $1.00 as of December 30, 2016), and RMB378 million ($58.1 million, based on an exchange rate of RMB6.5063 to $1.00 as of December 29, 2017) as of December 31, 2015, 2016 and 2017, respectively.

We believe that our contractual arrangements with the consolidated variable interest entities are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and the interests of the shareholders of the consolidated variable interest entities may diverge from that of our company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the consolidated variable interest entities not to pay the service fees when required to do so.

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

Evaluation of Goodwill

We evaluate the recoverability of goodwill annually or more frequently if an event occurs or circumstances change in the interim that would more likely than not reduce the fair value of the asset below its carrying amount. Goodwill is considered to be impaired when the carrying value of a reporting unit or asset exceeds its fair value. We currently have only one reporting unit: Leju online segment.

In evaluating goodwill for impairment, we first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If we determine that it is not more likely than not for a reporting unit’s fair value to be less than its carrying value, a calculation of the fair value is not performed. If we determine that it is more likely than not for a reporting unit’s fair value to be less than its carrying value, a calculation of the reporting unit’s fair value is performed and compared to the carrying value of that unit. In this case, pursuant to ASU 2017-04, which we elected to early adopt in 2017, an impairment loss is recorded equal to the excess of the reporting unit’s carrying value over its fair value.

Generally, we measure fair value of reporting units based on a present value of future discounted cash flows and an income valuation approach. The discounted cash flow models indicate the fair value of the reporting units based on the present value of the cash flows that the reporting units are expected to generate in the future. When determining the fair value of the company, we are required to make significant judgments that we believe are reasonable and supportable considering all available internal and external evidence at that time.

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

The assumptions with the most significant impact on the fair value of the company are those relating to (i) future operating cash flows, which are forecasted for a five-year period from management’s budget and planning process; (ii) the terminal value, which is included for the period beyond five years from the balance sheet date based on the estimated cash flow in the fifth year and a terminal growth rate of 3%; and (iii) discount rates, which are identified and applied by market-based inputs based on an estimation of weighted average cost of capital considering cost of debt, risk-free rate, equity risk premium, beta, size premium, company-specific risk premium and capital structure. The discount rates used for the year ended December 31, 2015, 2016 and 2017 were 16.0%, 16.0% and 16.0%, respectively.

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

Toward the end of the second quarter of 2017, China’s real estate market showed signs of further slowdown under the government’s continued restrictive policies and further credit tightening. Our revenue growth started to slow down as developers became more pessimistic about sales volume and more cautious with their advertising spending. We believed that this resulted in slower than previously expected growth for our business over the next several years. These circumstances prompted our management to perform an interim qualitative and quantitative test on goodwill as of June 30, 2017. Based on the impairment assessment review performed, we concluded that the carrying amount was higher than our fair value and consequently recorded a goodwill impairment of $41.2 million. We had no goodwill balance as of December 31, 2017.

Recent Accounting Pronouncements

See “Notes to Consolidated Financial Statements for the Years Ended December 31, 2015, 2016 and 2017—2. Summary of Principal Accounting Policies—(aa) Recently issued accounting pronouncements”.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.6%, 2.1% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
	(in thousands of $)
Net cash provided by (used in) operating activities	51,275	35,109	(124,505)
Net cash used in investing activities	(15,100)	(4,316)	(8,112)
Net cash used in financing activities	(85,174)	(4,605)	(1,863)
Net increase/(decrease) in cash and cash equivalents	(57,515)	14,042	(123,370)
Cash and cash equivalents at the beginning of the year	317,811	260,296	274,338
Cash and cash equivalents at the end of the year	260,296	274,338	150,968

Operating Activities

Net cash used in operating activities in 2017 was $124.5 million, primarily comprising net loss of $162.0 million adjusted for non-cash transactions including goodwill impairment of $41.2 million, depreciation and amortization of $16.5 million, allowance for doubtful accounts of $4.4 million, share-based compensation expenses of $3.5 million, a $22.2 million increase in deferred taxes assets, a $18.8 million increase in accounts receivable and a $5.6 million decrease in other tax payable, partially offset by a $20.3 million increase in other current liabilities.

Net cash provided by operating activities in 2016 was $35.1 million, primarily comprising net loss of $11.6 million adjusted for non-cash transactions including depreciation and amortization of $15.0 million, allowance for doubtful accounts of $14.8 million, share-based compensation expenses of $10.7 million, a $23.5 million decrease in accounts receivable and a $18.9 million decrease in customer deposit, partially offset by $15.4 million decrease in other tax payable and a $15.4 million increase in deferred taxes.

Net cash provided by operating activities in 2015 was $51.3 million, primarily comprising net income of $34.8 million adjusted for non-cash transactions including depreciation and amortization of $29.3 million, allowance for doubtful accounts of $19.0 million, share-based compensation expenses of $11.5 million, and a $48.4 million increase in advances for amounts due to related parties, partially offset by a $12.2 million increase in accounts receivable, a $58.8 million increase in customer deposit, and a $16.3 million decrease in other current liabilities (primarily resulting from the decrease in accrued marketing and advertising expenses).

Investing Activities

Net cash used in investing activities in 2017 was $8.1 million, primarily comprised of $2.5 million for the purchase of property and equipment as well as intangible assets and $5.9 million for the payment of acquisitions, net of cash acquired.

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

Financing Activities

Net cash used in financing activities in 2017 was $1.9 million, mainly due to repayment of loans to related parties.

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

As a result, our PRC subsidiaries, consolidated variable interest entities and consolidated variable interest entities’ subsidiaries in China are restricted in their ability to transfer their net assets to us in the form of cash dividends, loans or advances. As of December 31, 2017, the amount of the restricted net assets, which represents registered capital and additional paid-in capital cumulative appropriations made to statutory reserves, was $34.6 million.

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

Capital Expenditure

Our capital expenditures amounted to $14.8 million, $4.2 million and $2.5 million in 2015, 2016 and 2017, respectively. In the past, our capital expenditures consisted principally of purchases of property and equipment and intangible assets used in our operations. In 2015, 2016 and 2017 our capital expenditures also included $12.0 million, nil and nil in payments that we made for exclusive rights to operate the Baidu channels and sell the Baidu Brand Link product, respectively. We funded our capital expenditures primarily with cash on hand and cash generated from operating activities.

C.                                    Research and Development, Patents and Licenses, etc.

Research and Development

We believe that the continual development of our technology will be vital to maintaining our long-term competitiveness. As of December 31, 2017, we employed 437 software developers and other technology-related personnel. We have developed a technology infrastructure that is specifically used for our real estate and home related internet website services. In addition, we have also developed our proprietary mobile applications including “Leju Home Purchase” (an upgraded version of “Pocket Leju”), “Fang Niu Jia”, “Leju Er Shou Fang”, “Qianggongzhang”, contractor version of “Qianggongzhang”, and “Lai Ke” We plan to further develop new, proprietary mobile applications tailored to the needs of home purchasers, developer partners and real estate agents. We will develop our mobile applications with a focus on enhancing mobile user experience and engagement and to achieve seamless integration with the websites we operate.

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

As of December 31, 2017, we owned 98 registered copyrights, owned or licensed 295 registered trademarks in China, had 48 trademark applications in various industry categories pending with the China Trademark Office and owned or licensed 206 registered domain names.

We own the software copyrights of our mobile applications “Leju Home Purchase” (an upgraded version of “Pocket Leju”), “Fang Niu Jia”, “Leju Er Shou Fang”, “Qianggongzhang”, contractor version of “Qianggongzhang”, “Lai Ke”, and “Shou Bo”. We have registered our software copyrights of substantially all of our mobile applications.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2017 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.                                      Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of $)
Operating Lease Obligations(1)	26,405	9,178	14,263	2,346	618

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

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xin Zhou	50	Executive Chairman
Yinyu He	43	Chief Executive Officer
Charles Chao	52	Director
Canhao Huang	60	Director
Martin Chi Ping Lau	45	Director
Zhe Wei	47	Independent Director
David Jian Sun	53	Independent Director
Min Fan	52	Independent Director
Winston Jin Li	51	Independent Director
Hongchao Zhu	58	Independent Director
Qiong Zuo	38	Chief Operating Officer
Li-Lan Cheng	53	Acting Chief Financial Officer

Xin Zhou has served as our Executive Chairman since our inception. He is one of the co-founders of E-House, and has served as E-House’s chairman since its inception. Mr. Zhou served as E-House’s chief executive officer from 2003 to 2009, and has been serving as E-House’s chief executive officer since April 2012. Mr. Zhou currently is a director of Jupai. He also served as co-chairman and chief executive officer of E-House’s subsidiary, China Real Estate Information Corporation, from 2009 to April 2012. Mr. Zhou has over 25 years of experience in China’s real estate industry. From 1997 to 2003, he served as director and general manager of Shanghai Real Estate Exchange Co., Ltd., and as deputy general manager of Shanghai Jinfeng Investments Co., Ltd., a company listed on the Shanghai Stock Exchange. Mr. Zhou was named as the “Person of the Year of Chinese Economy” jointly by SINA and People’s Daily in 2016, received the “China Business Leader Award” from the Eighth China Business Leader Forum in 2016, received the “Outstanding Entrepreneur Award” from Enterprise Asia in 2010, awarded the “Special Contribution Award in China’s Real Estate Services Industry” in 2005, and named one of the “ten most influential people in the real estate services industry in 2005” from China City Property Exposition Commission. Mr. Zhou currently serves as vice chairman of China Real Estate Association, director of The Nature Conservancy China, vice chairman of China Real Estate Developers and Investors Associations, and chairman of Real Estate Service Committee of China Real Estate Association. He is also honorary vice chairman of Shanghai Young Entrepreneur Association and rotating chairman of Shanghai Entrepreneur Association. Mr. Zhou received his bachelor degree from Shanghai Industrial University in China.

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

Martin Chi Ping Lau has served as our director since March 2014. Mr. Lau is an executive director and President of Tencent. He joined Tencent in 2005 as the Chief Strategy and Investment Officer and was responsible for corporate strategies, investments, merger and acquisitions and investor relations. In 2006, Mr. Lau was promoted as President of Tencent to manage the day-to-day operation of Tencent. In 2007, he was appointed as an executive director of Tencent. Prior to joining Tencent, Mr. Lau was an executive director at Goldman Sachs (Asia) L.L.C.’s investment banking division and the Chief Operating Officer of its Telecom, Media and Technology Group. Prior to that, he worked at McKinsey & Company, Inc. as a management consultant. Mr. Lau received a Bachelor of Science Degree in Electrical Engineering from the University of Michigan, a Master of Science Degree in Electrical Engineering from Stanford University and an MBA Degree from Kellogg Graduate School of Management, Northwestern University. In July 2011, Mr. Lau was appointed as a non-executive director of Kingsoft Corporation Limited, an Internet based software developer, distributor and software service provider listed in Hong Kong. In March 2014, Mr. Lau was appointed as a director of JD.com, Inc., an online direct sales company listed on Nasdaq. In December 2017, he was also appointed as a director of Vipshop Holdings Limited, an online discount retailer company listed on the New York Stock Exchange.

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

Min Fan has served as our independent director since April 2014. Mr. Fan is the co-founder of CTRIP.com International Limited, a Nasdaq-listed travel service provider in China, and has served as the vice chairman of its board since March 2013 and its president since February 2009. He also served as the chief executive officer, from January 2006 to February 2013, the chief operating officer, from November 2004 to January 2006, and the executive vice president, from 2000 to November 2004, of CTRIP.com International Limited. Mr. Fan currently also serves as the chairman of SkySea Cruise Line. From 1997 to 2000, Mr. Fan served as the chief executive officer of Shanghai Travel Service Company, a leading domestic travel agency in China. From 1990 to 1997, he served as the deputy general manager and in a number of other senior positions at Shanghai New Asia Hotel Management Company, which was one of the leading hotel management companies in China. Mr. Fan received his master’s degree in management sciences and bachelor’s degree in industrial management sciences from Shanghai Jiao Tong University.

Winston Jin Li has served as our independent director since April 2014. Mr. Li is the chief financial officer of Inke Limited, a leading PRC-based mobile live streaming company. From 2004 to 2010, Mr. Li served as an independent director of ZTE Corporation, a large public telecom equipment manufacturing company in China. Mr. Li served as a partner at the Hong Kong office of Linklaters LLP from 2002 to 2004 and an attorney at the Hong Kong office of Skadden Arps Slate Meagher & Flom LLP from 1997 to 2002. Mr. Li received his bachelor’s degree in biochemistry from Peking University and master of science degree from the University of Michigan, Ann Arbor. He received his juris doctor degree from Columbia Law School.

Hongchao Zhu has served as our independent director since March 2017. Mr. Zhu is the managing partner of Shanghai United Law Firm and has been practicing with Shanghai United Law Firm since 1986. Mr. Zhu is a guest professor of East China University of Political Science and Law and Shanghai University, and is also an arbitrator of Shanghai Arbitration Association and China International Economic Trade Arbitration Commission. Mr. Zhu currently serves as a director of Jupai Holdings Limited, an NYSE-listed third-party wealth management service provider in China. Mr. Zhu once served as vice chairman of the All China Bar Association and chairman of the Shanghai Bar Association. Mr. Zhu received his master’s and bachelor’s degrees in law from Fudan University in China.

Qiong Zuo has served as our chief operating officer since March 2018. She previously was chief executive officer of the Innovation and Research Center of E-House (China) Holdings Limited, Leju’s major shareholder, from January 2015. From 2012 to 2015, Ms. Zuo served as vice president of human resources at Rastar Group, a leading culture and entertainment company listed on China’s A-share market. From 2007 to 2012, Ms. Zuo served as the deputy general manager of the southern China branch of SINA.com, a leading Internet portal in China. Ms. Zuo received a bachelor’s degree in business administration from Hubei University of Economics.

Li-Lan Cheng has served as our acting chief financial officer since June 2017. Mr. Cheng also served as our executive director from March 2014 to March 2017. Mr. Cheng currently serves as the chief operating officer of E-House, a position he has held since April 2012. He was E-House’s chief financial officer from November 2006 to April 2012. Prior to joining E-House, Mr. Cheng served as the chief financial officer of SouFun Holdings Limited, a real estate internet company in China, from 2005 to 2006. From 2002 to 2004, Mr. Cheng served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. Mr. Cheng was an assistant director and the head of the Asian transportation sector investment banking group of ABN AMRO Asia from 1997 to 2002. Mr. Cheng is an independent director of 51job, Inc., a human resource service provider listed on Nasdaq. Mr. Cheng received a bachelor’s degree in Economics from Swarthmore College and a Ph.D. degree in Economics from the Massachusetts Institute of Technology. Mr. Cheng is a chartered financial analyst (CFA).

B.                                    Compensation of Directors and Executive Officers

For the year ended December 31, 2017, we paid an aggregate of approximately $1.9 million in cash to our executive officers, and we did not pay any compensation to our directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

As of March 31, 2018, the aggregate number of our ordinary shares underlying outstanding options granted under the Leju Plan is 9,677,041, and no restricted shares granted under the Leju Plan is outstanding.

The following table summarizes, as of March 31, 2018, the options and restricted shares granted under the plan to our executive officers and directors and to other individuals as a group (including certain of our employees and E-House’s employees), without giving effect to the options that were exercised or restricted shares that had vested, if any.

Name	Ordinary Underlying Options/ Restricted Shares		Exercise Price(2) ($/Share)	Date of Grant	Date of Expiration(2)
Xin Zhou	360,000	*(1)	4.6	December 1, 2013	N/A
	100,000		5.54	December 14, 2015	December 13, 2025
	60,000		3.24	March 30, 2017	March 29, 2027
	60,000		1.55	March 21, 2018	March 20, 2028
Yinyu He	720,000		4.6	December 1, 2013	November 30, 2023
	100,000	*	N/A	March 18, 2014	N/A
	120,000		5.54	December 14, 2015	December 13, 2025
	250,000		3.24	March 30, 2017	March 29, 2027
	150,000		1.55	March 21, 2018	March 20, 2028
Charles Chao	360,000		4.6	December 1, 2013	November 30, 2023
	50,000		5.54	December 14, 2015	December 13, 2025
	60,000		3.24	March 30, 2017	March 29, 2027
	60,000		1.55	March 21, 2018	March 20, 2028
Canhao Huang	30,000		4.6	December 1, 2013	November 30, 2023
	15,000		5.54	December 14, 2015	December 13, 2025
	30,000		1.55	March 21, 2018	March 20, 2028
Zhe Wei	60,000	*	N/A	March 18, 2014	N/A
	20,000		5.54	December 14, 2015	December 13, 2025
	30,000		3.24	March 30, 2017	March 29, 2027
	30,000		1.55	March 21, 2018	March 20, 2028
David Jian Sun	40,000	*	N/A	March 18, 2014	N/A
	15,000		5.54	December 14, 2015	December 13, 2025
	20,000		3.24	March 30, 2017	March 29, 2027
	20,000		1.55	March 21, 2018	March 20, 2028
Min Fan	40,000	*	N/A	March 18, 2014	N/A
	15,000		5.54	December 14, 2015	December 13, 2025
	20,000		3.24	March 30, 2017	March 29, 2027
	20,000		1.55	March 21, 2018	March 20, 2028
Winston Jin Li	40,000	*	N/A	March 18, 2014	N/A
	15,000		5.54	December 14, 2015	December 13, 2025
	20,000		3.24	March 30, 2017	March 29, 2027
	20,000		1.55	March 21, 2018	March 20, 2028
Hongchao Zhu	20,000		4.6	December 1, 2013	November 30, 2023
	10,000		5.54	December 14, 2015	December 13, 2025
	20,000		3.24	March 30, 2017	March 29, 2027
	20,000		1.55	March 21, 2018	March 20, 2028
Li-Lan Cheng	240,000	*	4.6	December 1, 2013	N/A
	30,000		5.54	December 14, 2015	December 13, 2025
	30,000		3.24	March 30, 2017	March 29, 2027
	100,000		1.55	March 21, 2018	March 20, 2028
Qiong Zuo	150,000		1.55	March 21, 2018	March 20, 2028
Other individuals as a group	8,341,583	**	1.55 to 9.68	December 1, 2013 to March 21, 2018	November 30, 2023 to March 20, 2028 or N/A

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

In 2017, our board of directors held meetings or passed unanimous written resolution in lieu of meeting six times.

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

Since December 30, 2016, we have ceased to be a controlled company within the meaning of Section 303A of the Corporate Governance Rules of the NYSE. We have completed changes in our board and committee composition and have been in compliance with the NYSE corporate governance rules since March 10, 2017, including:

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

In 2017, our audit committee held meetings or passed unanimous written resolutions in lieu of meeting five times.

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

In 2017, our compensation committee held meetings and passed unanimous written resolutions in lieu of meeting once.

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

In 2017, our nominating and corporate governance committee held meetings and passed unanimous written resolutions in lieu of meeting once.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with care and diligence that a reasonably prudent person would exercise in comparable circumstances and a duty to exercise the skill they actually possess. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company may in certain circumstances have rights to damages if a duty owed by the directors is breached.

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board or their office is otherwise vacated. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from meetings of our board of directors for six consecutive meetings and the board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our memorandum and articles of association.

D.                                    Employees

As of December 31, 2015, 2016 and 2017, we had 5,297, 5,144 and 3,593 employees, respectively. The table sets forth the number of employees by area of business as of December 31, 2017:

	Number of Employees	Percentage of Employees
Sales	824	23%
Software Developers and Other Technology-related	437	12%
Editorial	635	18%
Customer Support	593	17%
Corporate Offices	1,104	31%
Total	3,593	100.0%

We pay our sales staff a combination of salaries and sales commissions and pay salaries to all other employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

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

E.                                     Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2018 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5.0% of our ordinary shares.

As of March 31, 2018, we had 135,763,962 ordinary shares outstanding, excluding the 4,205,458 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from March 31, 2018, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Xin Zhou(1)	52,012,662	38.3
Yinyu He	*	*
Charles Chao	*	*
Canhao Huang	*	*
Martin Chi Ping Lau(2)	—	—
Zhe Wei(3)	*	*
Jian Sun(4)	*	*
Min Fan(5)	*	*
Winston Jin Li	*	*
Hongchao Zhu	*	*
Li-Lan Cheng	*	*
Qiong Zuo	*	*
All Directors and Executive Officers as a Group(†)	53,960,940	39.3

Principal Shareholders:
E-House (China) Holdings Limited(6)	47,920,288	35.3
SINA Corporation(7)	42,117,874	31.0
Tencent Holdings Limited(8)	21,231,220	15.6

Notes:

*                 Less than 1% of our total outstanding shares.

(†)         Except where otherwise disclosed in the footnotes below, the business address of each of our directors and executive officers is 15/F, Beijing Shoudong International Plaza, No. 5 Building, Guangqu Home Dongcheng District, Beijing 100022, People’s Republic of China.

(1)         Include (i) 370,833 ordinary shares held by Mr. Xin Zhou, (ii) 203,240 ordinary shares and 2,058,879 ordinary shares represented by 2,058,879 ADSs held by On Chance Inc., or On Chance, a British Virgin Islands company solely owned and controlled by Mr. Zhou, (iii) 889,506 ordinary shares held by Kanrich Holdings Limited, or Kanrich, a British Virgin Islands company solely owned and controlled by Mr. Zhou, (iv) 483,250 ordinary shares held by Jun Heng Investment Limited, or Jun Heng, a British Virgin Islands company owned by Mr. Zhou indirectly through On Chance and controlled by Mr. Zhou, (v) 47,739,363 ordinary shares and 180,925 ordinary shares represented by 180,925 ADSs held by E-House, a wholly owned subsidiary of Parent, and (vi) 86,666 ordinary shares issuable to Mr. Zhou upon exercise of options or vesting of restricted shares within 60 days after March 31, 2017. Parent is a Cayman Islands company wholly owned by Mr. Xin Zhou. To our knowledge, E-House, Mr. Zhou, On Chance, Kanrich and Jun Heng have pledged an aggregate of 24, 437, 513 ordinary shares to SINA.

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

(4)         The business address of Mr. Jian Sun is No. 124 Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.

(5)         The business address of Mr. Min Fan is No. 99 Fuquan Road, Changning District, Shanghai 200335, People’s Republic of China.

(6)         Include (i) 47,739,363 ordinary shares and (ii) 180,925 ordinary shares represented by 180,925 ADSs. E-House had been our parent company until December 30, 2016 and is incorporated in the Cayman Islands. The business address of E-House is 11/F, Qiushi Building, No. 383 Guangyan Road, Shanghai, 200072, People’s Republic of China. E-House is a wholly owned subsidiary of Parent, which is a Cayman Islands company wholly owned by Mr. Xin Zhou.

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

To our knowledge, as of March 31, 2018, 21,200,343 of our ordinary shares were held by five record holders in the United States, representing approximately 15.1% of our total outstanding shares (including the 4,205,458 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan). One of these holders is JPMorgan Chase Bank, N.A., the depositary of our ADS program, which held 20,483,008 ordinary shares on record, representing approximately 15.0% of our total outstanding shares on record as of March 31, 2018 (including the 4,205,458 ordinary shares issued to it for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Master Transaction Agreement

The master transaction agreement contains provisions relating to our carve-out from E-House. The master transaction agreement provides for cross-indemnities that generally will place the financial responsibility on us for all liabilities associated with the current and historical real estate online services business and operations that have been conducted by or transferred to us, and generally will place on E-House the financial responsibility for liabilities associated with all of E-House’s other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The master transaction agreement also contains indemnification provisions under which we and E-House will indemnify each other with respect to breaches of the master transaction agreement or any related agreement.

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

The master transaction agreement contains a general release, under which the parties will release each other from any liabilities arising from events occurring on or before the initial filing date of the registration statement for our initial public offering, including in connection with the activities to implement our initial public offering. The general release does not apply to liabilities allocated between the parties under the master transaction agreement or the other related agreements.

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

E-House charged us a fee based on an estimate of the actual costs incurred to provide services under the offshore and onshore transitional services agreements, which amounted to $6.0 million for the year ended December 31, 2015, $8.6 million for the year ended December 31, 2016, and $5.4 million for the year ended December 31, 2017.

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

Onshore Cooperation Agreement

Under this onshore cooperation agreement, E-House Shanghai, Beijing Leju, Beijing Jiajujiu and Shanghai Yi Xin agree that they will cooperate with each other in sharing information about potential demands for products and/or services and developing clients. If any party is aware that its customers, suppliers or other business partners may have demands for the products and/or services of the primary business of any other party, it will share such information with such other party, to the extent not in violation of any applicable law and its confidentiality obligations or other terms under any contract binding on such party. Furthermore, the parties agree to cooperate with each other, to the extent commercially reasonable and in the manner deemed to be appropriate, in referring the principal products and/or services of any other party, joint pitching for and negotiating with clients, and entering into agreements with clients. In the event that the parties jointly enter into an agreement with a client, they shall determine their respective rights and obligations in writing through amicable negotiations, and based on the principle of fairness and the fair market values of the products and/or services offered by the parties. The parties agree not to charge any fees for their cooperation and assistance provided under the agreement unless they separately and explicitly agree otherwise.

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

Other Transactions and Agreements with E-House

For the years ended December 31, 2015, 2016, and 2017, we derived revenues in the amount of $28,679, $94,548 and $126,168 from providing online advertising services to E-House. For the years ended December 31, 2015, 2016, and 2017, we recognized expenses for services provided by E-House of $5.9 million, $3.6 million, and $6.5 million, respectively.

In March 2015, we declared a cash dividend of $0.20 per ordinary share, or $0.20 per ADS, and paid an aggregate of $18.7 million to E-House directly from our additional paid-in capital account in May 2015.

As of December 31, 2015, 2016, and 2017, we had a payable to E-House of $7.8 million, a receivable from E-House of $6.0 million and a payable to E-House of $1.4 million, respectively.

With respect to our sales of discount coupons for property developments in Beijing, for regulatory reasons the fees for such discount coupons are collected by E-House on our behalf and either remitted to us or used to offset amounts owed by us to E-House. In the past, E-House did not charge any fee or commission for its provision of this service to us.

Loans Outstanding

As of December 31, 2015, 2016 and 2017, we had outstanding loan payables to E-House in the amount of nil, $1.9 million and nil, respectively, which are interest free and settleable on demand. The loans were advanced by E-House primarily for general working capital requirements.

For the years ended December 31, 2015, 2016 and 2017, the largest aggregate amount outstanding under loans made to us by E-House was $42.5 million, $89.5 million and $1.9 million, respectively. We took out a loan of $89.5 million from E-house and repaid $87.6 million to E-House during the year ended December 31, 2016. We repaid the remaining $1.9 million to E-House during the year ended December 31, 2017. As of March 31, 2018, we had no outstanding balance under these loans.

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

Transactions and Agreements with Tencent

Strategic Cooperation Agreement

On March 10, 2014, we entered into a strategic cooperation agreement with Tencent, a provider of comprehensive internet services serving the largest online community in China. Pursuant to the strategic cooperation agreement, we and Tencent have agreed to jointly develop software and tools for use on Weixin to facilitate our opening of Weixin public accounts associated with real estate projects, which we believe will provide real estate information to Weixin users, enable us to better connect with our users through such accounts and expand payment solutions provided to users. We have agreed to adopt Weixin payment solutions as the default payment method for real estate O2O e-commerce transactions conducted by our users on Weixin. We and Tencent have also agreed to explore and pursue additional opportunities for potential cooperation, including but not limited to cooperation involving Tencent’s social communications platform, including Weixin, “QQ” and “mobile QQ”; the social networking service, “Qzone”; and/or certain other Tencent wholly-owned internet properties in China then in operation. The strategic cooperation agreement with Tencent expired in March 2018.

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

Transactions with Certain Related Customers and Suppliers, Shareholders, Directors and Affiliates

Transactions with Related Customers and Suppliers

Transactions with SINA. As of December 31, 2015, 2016 and 2017, we had a payable balance of $1.4 million, $1.6 million and $1.6 million, respectively, to SINA, representing online advertising agency fee payable to SINA. The total cost recognized for the advertising agency services purchased from SINA was $6.1 million, $9.8 million and $15.6 million for the years ended December 31, 2015, 2016 and 2017, respectively. We also derived revenues in the amount of $19,899, $1,441 and nil from providing online advertising services to SINA for the years ended December 31, 2015, 2016 and 2017, respectively.

Transactions with Tencent. As of December 31, 2015, 2016 and 2017, we had a receivable balance of nil, nil and $3.7 million, respectively, to Tencent, representing online advertising agency fees prepaid to Tencent. The total cost recognized for the advertising agency services purchased from Tencent was nil, nil and $16.3 million for the years ended December 31, 2015, 2016 and 2017, respectively.

Transactions with Beijing China Real Estate Research Association Technology Ltd., or CRERAT. CRERAT is a joint venture formed by E-House with China Real Estate Research Association and China Real Estate Association. As of December 31, 2015, we had a receivable balance from CRERAT of $8,906, representing the cash paid to suppliers on behalf of CRERAT for the purchase of marketing services. As of December 31, 2016 and 2017, we had no receivable balance from or payable balance to CRERAT. We purchased marketing services from CRERAT of nil, $56,928 and nil in 2015, 2016 and 2017, respectively. We also provided online advertising services to CRERAT of $3,174, nil and nil, respectively, in 2015, 2016 and 2017.

Transactions with Shanghai Baoku Treasury Culture Development Corporation Ltd., or Baoku. Baoku is under control of Mr. Xin Zhou, our executive chairman. We purchased marketing services from Baoku of nil, $7,454 and nil, respectively, in 2015, 2016 and 2017. We also provided online advertising services to Baoku of nil, $7,752 and nil, respectively, in 2015, 2016 and 2017. We had no receivable balance from or payable balance to Baoku as of December 31, 2017.

Transactions with Shanghai Baoku Information & Technology Ltd., or Baoku I&T. Baoku I&T is under control of Mr. Xin Zhou, our executive chairman. We provided online advertising services to Baoku I&T of nil, $140,639 and nil, respectively, in 2015, 2016 and 2017.  As of December 31, 2017, we had a receivable from Baoku I&T of $291,392, which represents the expenses paid on behalf of Baoku I&T.

Transactions with Shanghai Quanzhuyi Home Furnishing Accessories Ltd., or Quanzhuyi. Quanzhuyi is one of our investment affiliates and we own 13.5% equity interest in it. We provided online advertising services to Quanzhuyi of nil, nil and $23,603, respectively, in 2015, 2016 and 2017. As of December 31, 2015, 2016 and 2017, we had a payable balance of nil, $24,271 and nil, respectively, to Quanzhuyi.

Transactions with Shanghai Yicang Enterprise Management Co., Ltd., or Yicang. Yicang is controlled by Mr. Xin Zhou, our executive chairman. We rented office from Yicang of $185,632 in 2017. As of December 31, 2017, we had a payable balance of $74,717.

Transactions with Shanghai Yunchuang Information & Technology Ltd., or Yunchuang. Yunchuang is under control of Mr. Xin Zhou, our executive chairman. We purchased a live-broadcasting application with all its related software copyrights and personnel from Yunchang for a consideration of $6.0 million and purchased services of $55,018 from Yunchang in 2017. As of December 31, 2017, we had a receivable from Yunchuang of $42,497, which represents the expenses paid on behalf of Yunchuang.

Transactions with Jupai Holdings Ltd., or Jupai. Mr. Xin Zhou, our executive chairman, is a director of Jupai. We purchased services of $ 267,001 from Jupai in 2017. As of December 31, 2017, we had no receivable balance from or payable balance to Jupai.

Transactions with Management

See “Item 6. Directors, Senior Management and Employees Management—B. Compensation of Directors and Executive Officers”.

Amount due to management as of December 31, 2015, 2016 and 2017 were $0.9 million, nil and nil, respectively. The amount due to management represents consideration paid by management for unvested restricted shares. Amount due to E-House management as of December 31, 2015, 2016 and 2017 were $92,000, nil and nil, respectively. The amount due to E-House management represents consideration paid by E-House management for unvested restricted shares.

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

In 2017, the trading price of our ADSs on the NYSE ranged from $4.71 to $1.28 per ADS.

The following table sets forth, for the periods indicated, the high and low trading prices on the NYSE for our ADSs.

	Sales Price ($)
	High	Low
Annual Highs and Lows
2014 (Since April 17, 2014)	18.60	8.01
2015	13.30	4.38
2016	5.83	3.28
2017	4.71	1.28
Quarterly Highs and Lows
2016
First Quarter	5.83	3.28
Second Quarter	5.69	3.97
Third Quarter	5.47	3.55
Fourth Quarter	5.25	3.40
2017
First Quarter	4.71	2.97
Second Quarter	3.50	1.81
Third Quarter	2.08	1.28
Fourth Quarter	2.23	1.37
Monthly Highs and Lows
October 2017	1.75	1.40
November 2017	2.23	1.40
December 2017	1.79	1.37
January 2018	1.87	1.42
February 2018	1.67	1.33
March 2018	1.60	1.30
April 2018 (through April 25, 2018)	1.36	1.02

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

B.                                    Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (2018 Revision) of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended. This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules that differ significantly from those summarized below (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or investors that have a functional currency other than the U.S. dollar). In addition, this discussion does not address U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any non-U.S., state, and local tax considerations. Each U.S. holder is urged to consult its tax advisors regarding the U.S. federal, state, local, and non-U.S. tax considerations of an investment in our ADSs or ordinary shares.

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

Although the law in this regard is not entirely clear, we treat our consolidated variable interest entities as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. If it were determined that we are not the owner of our consolidated variable interest entities for U.S. federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Assuming that we are the owner of our consolidated variable interest entities for U.S. federal income tax purposes, and based upon our current income and assets and projections as to the value of our ADSs and ordinary shares, we believe we were not a PFIC for the taxable year ended December 31, 2017, and we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we believe we were not a PFIC for the taxable year ended December 31, 2017, and do not expect to be a PFIC for the current taxable year and the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if market capitalization is less than anticipated or subsequently declines, we may be classified as a PFIC for the current or future taxable years.

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

To the extent that we need to convert U.S. dollars into Renminbi for our operations, acquisitions or other uses within China, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. To the extent that we seek to convert Renminbi into U.S. dollars, depreciation of the Renminbi against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2017, we had Renminbi- or Hong Kong dollar- denominated cash balances of $142.7 million and U.S. dollar-denominated cash balances of $8.6 million. Assuming we had converted the U.S. dollar-denominated cash balance of $8.6 million as of December 31, 2017 into Renminbi at the exchange rate of $1.00 for RMB6.5063 as of December 29, 2017, this cash balance would have been RMB56.2 million. Assuming a further 1% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB55.6 million as of December 31, 2017. Assuming a 1% depreciation of the Renminbi against the U.S. dollar, this cash balance would have increased to RMB56.8 million as of December 31, 2017.

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

For the year ended December 31, 2017, we received $0.2 million of reimbursement from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

For the period from April 16, 2014, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2017, we used the net proceeds from our initial public offering as follows:

•                  approximately $70.0 million for geographic expansion, including adding new business lines in existing cities and converting outsourced operations to direct operations in approximately 30 smaller cities in various provinces in China;

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, our management has concluded that, as of December 31, 2017, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2017, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Years Ended December 31,
	2016	2017
Audit fees(1)	962,822	831,331
Tax fees(2)	—	—

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

ITEM 16D.                                EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On March 31, 2017, we announced that Mr. Xin Zhou intended to purchase Leju’s ordinary shares in the form of ADSs with an aggregate value of up to $10 million during the following six months. As of the date of this annual report, Mr. Xin Zhou acquired, through On Chance, an aggregate of 2,058,879 ADSs, representing 2,058,879 ordinary shares of our company.

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

We have ceased to be a controlled company within the meaning of Section 303A of the Corporate Governance Rules of the NYSE since December 30, 2016. We have completed changes in our board and committee composition and have been in compliance with the NYSE corporate governance rules since March 10, 2017, including:

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
2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

2.3

Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-197609), as amended, initially filed with the Securities and Exchange Commission on June 27, 2014)

4.1

2013 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.4

English translation of Exclusive Call Option Agreement, dated February 17, 2017, between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu and Yinyu He (incorporated herein by reference to Exhibit 4.4 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

4.5

English translation of Loan Agreement, dated February 16, 2017, between Shanghai SINA Leju Information Technology Co., Ltd., Xudong Zhu and Yinyu He (incorporated herein by reference to Exhibit 4.5 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

4.6

English translation of Shareholder Voting Rights Proxy Agreement, dated February 17, 2017, between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu and Yinyu He (incorporated herein by reference to Exhibit 4.6 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

Exhibit Number	Description of Document
4.7

English translation of Power of Attorney, dated February 17, 2017, issued by Xudong Zhu to Xin Zhou (incorporated herein by reference to Exhibit 4.7 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

4.8

English translation of Power of Attorney, dated February 17, 2017, issued by Yinyu He to Xin Zhou (incorporated herein by reference to Exhibit 4.8 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

4.9

English translation of Equity Pledge Agreement, dated February 17, 2017, between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu and Yinyu He (incorporated herein by reference to Exhibit 4.9 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

4.10

English translation of Exclusive Technical Support Agreement dated May 8, 2008 between Shanghai SINA Leju Information Technology Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.11

English translation of Exclusive Call Option Agreement, dated March 2, 2017, between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd., Yinyu He and Weijie Ma (incorporated herein by reference to Exhibit 4.11 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

4.12

English translation of Loan Agreement, dated March 1, 2017, between Shanghai Yi Yue Information Technology Co. Ltd., Yinyu He and Weijie Ma (incorporated herein by reference to Exhibit 4.12 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

4.13

English translation of Shareholder Voting Right Proxy Agreement, dated March 2, 2017, between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd., Yinyu He and Weijie Ma (incorporated herein by reference to Exhibit 4.13 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

4.14

English translation of Power of Attorney, dated March 2, 2017, issued by Yinyu He to Xin Zhou (incorporated herein by reference to Exhibit 4.14 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

4.15

English translation of Power of Attorney, dated March 2, 2017, issued by Weijie Ma to Xin Zhou (incorporated herein by reference to Exhibit 4.15 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

4.16

English translation of Equity Pledge Agreement, dated March 2, 2017, between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd., Yinyu He and Weijie Ma (incorporated by reference to Exhibit 4.16 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

4.17

English translation of Exclusive Technical Support Agreement, dated December 5, 2011, between Shanghai Yi Yue Information Technology Co. Ltd. and Shanghai Yi Xin E-Commerce Co., Ltd. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.18

English translation of Exclusive Call Option Agreement, dated February 27, 2017, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd., Yinyu He and Weijie Ma (incorporated herein by reference to Exhibit 4.18 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

4.19

English translation of Loan Agreement, dated February 26, 2017, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Yinyu He and Weijie Ma (incorporated herein by reference to Exhibit 4.19 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

4.20

English translation of Shareholder Voting Right Proxy Agreement, dated February 27, 2017, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd., Yinyu He and Weijie Ma (incorporated herein by reference to Exhibit 4.20 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

Exhibit Number	Description of Document
4.21

English translation of Power of Attorney, dated February 27, 2017, issued by Yinyu He to Xin Zhou (incorporated herein by reference to Exhibit 4.21 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

4.22

English translation of Power of Attorney, dated February 27, 2017, issued by Weijie Ma to Xin Zhou (incorporated herein by reference to Exhibit 4.22 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

4.23

English translation of Equity Pledge Agreement, dated February 27, 2017, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd., Yinyu He and Weijie Ma (incorporated herein by reference to Exhibit 4.23 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

4.24

English translation of Exclusive Technical Support Agreement, dated April 1, 2012, between Beijing Maiteng Fengshun Science and Technology Co., Ltd. and Beijing Jiajujiu E-Commerce Co., Ltd. (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.25

English translation of Advertising Inventory Sale Agency Agreement, dated March 7, 2014, between SINA Corporation and Leju Holdings Limited. (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.26

Amended and Restated Domain Name and Content License Agreement, dated March 7, 2014, between Beijing SINA Internet Information Service Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.27

Amended and Restated Trademark License Agreement, dated March 7, 2014, between Beijing SINA Internet Information Service Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.28

Amended and Restated Software License and Support Services Agreement, dated March 7, 2014, between SINA.com Technology (China) Co. Ltd. and Shanghai SINA Leju Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.29

Master Transaction Agreement, dated March 2014, between the Registrant and E-House (China) Holdings Limited. (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.30

Offshore Transitional Services Agreement, dated March 2014, between the Registrant and E-House (China) Holdings Limited. (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.31

Non-Competition Agreement, dated March 2014, between the Registrant and E-House (China) Holdings Limited. (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.32

English translation of Onshore Transitional Services Agreement, dated March 2014, between Shanghai Real Estate Sales (Group) Co., Ltd. and certain subsidiaries of the Registrant (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.33

English translation of Onshore Cooperation Agreement, dated March 2014, by and among Shanghai Real Estate Sales (Group) Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Shanghai Yi Xin E-Commerce Co., Ltd. and Beijing Jiajujiu E-Commerce Co., Ltd. (incorporated herein by reference to Exhibit 10.33 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

Exhibit Number	Description of Document
4.34

English translation of Internet Channel Cooperation Agreement, dated April 29, 2010, between Beijing Baidu Netcom Science and Technology Co., Ltd., China Online Housing (Hong Kong) Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (incorporated herein by reference to Exhibit 10.34 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.35

English translation of Further Strategic Cooperation Agreement, dated June 2011, between Beijing Yisheng Leju Information Services Co., Ltd. and Beijing Baidu Netcom Science and Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.35 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.36

English translation of Supplement to Further Strategic Cooperation Agreement and the Cooperation Agreement between Beijing Yisheng Leju Information Services Co., Ltd. and Beijing Baidu Netcom Science and Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.36 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.37

Strategic Cooperation Agreement, dated March 10, 2014, between Shanghai Yi Yue Information Technology Co., Ltd. and Shenzhen Tencent Computer Systems Company Limited (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.40

English translation of 2015 Further Strategic Cooperation Framework Agreement, dated March 9, 2015, between Beijing Yisheng Leju Information Services Co., Ltd. and Beijing Baidu Netcom Science and Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.40 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2015)

4.41

Investor Rights Agreement dated March 31, 2014 between E-House (China) Holdings Limited, THL O Limited and the Registrant (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.42

Registration Rights Agreement, dated March 21, 2017, between the Registrant and SINA Corporation (incorporated herein by reference to Exhibit 4.42 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

4.43

English translation of Termination Agreement dated February 16, 2017 between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu and Zuyu Ding (incorporated herein by reference to Exhibit 4.43 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

4.44

English translation of Equity Transfer Agreement dated February 16, 2017 between Xudong Zhu, Zuyu Ding and Yinyu He (incorporated herein by reference to Exhibit 4.44 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

4.45

English translation of Supplemental Agreement dated February 16, 2017 between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu, Zuyu Ding and Yinyu He (incorporated herein by reference to Exhibit 4.45 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

4.46

English translation of Termination Agreement dated March 1, 2017 between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma (incorporated herein by reference to Exhibit 4.46 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

4.47

English translation of Equity Transfer Agreement dated March 1, 2017 between Weijie Ma, Zuyu Ding and Yinyu He (incorporated herein by reference to Exhibit 4.47 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

4.48

English translation of Supplemental Agreement dated March 1, 2017 between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd., Zuyu Ding, Weijie Ma and Yinyu He (incorporated herein by reference to Exhibit 4.48 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

Exhibit Number	Description of Document
4.49

English translation of Termination Agreement dated February 26, 2017 between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma (incorporated herein by reference to Exhibit 4.49 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

4.50

English translation of Equity Transfer Agreement dated February 26, 2017 between Weijie Ma, Zuyu Ding and Yinyu He (incorporated herein by reference to Exhibit 4.50 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

4.51

English translation of Supplemental Agreement dated February 26, 2017 between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd., Zuyu Ding, Weijie Ma and Yinyu He (incorporated herein by reference to Exhibit 4.51 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

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

Date: April 26, 2018

LEJU HOLDINGS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Leju Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Leju Holdings Limited (the “Company”), its subsidiaries and its variable interest entities (collectively the “Group”) as of December 31, 2016 and 2017, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2018, expressed an unqualified opinion on the Group’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 26, 2018

We have served as the Group’s auditor since 2013.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Leju Holdings Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Leju Holdings Limited (the “Company”), its subsidiaries and its variable interest entities (collectively the “Group”) as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2017, of the Group and our report dated April 26, 2018, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 26, 2018

LEJU HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollar except for share data)

	December 31,
	2016	2017
	$	$
ASSETS
Current assets:
Cash and cash equivalents	274,337,674	150,967,996
Restricted cash	—	336,690
Accounts receivable, net of allowance for doubtful accounts of $31,160,340 and $21,827,663 as of December 31, 2016 and 2017, respectively	71,390,171	80,606,130
Marketable securities	2,181,354	3,077,412
Customer deposits	39,702,416	35,822,756
Prepaid expenses and other current assets	12,755,710	9,945,011
Amounts due from related parties	6,019,121	4,077,008
Total current assets	406,386,446	284,833,003
Property and equipment, net	7,923,027	14,240,120
Intangible assets, net	78,373,616	70,631,146
Investment in affiliates	408,851	145,727
Goodwill	39,018,058	—
Deferred tax assets	41,698,296	67,083,641
Other non-current assets	2,058,633	2,010,712
TOTAL ASSETS	575,866,927	438,944,349

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Leju of $1,573,620 and $1,771,717 as of December 31, 2016 and 2017, respectively)	1,573,620	2,949,725
Accrued payroll and welfare expenses (including accrued payroll and welfare expenses of the consolidated VIEs without recourse to Leju of $29,742,853 and $28,021,779 as of December 31, 2016 and 2017, respectively)	41,727,577	37,081,532
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Leju of $29,890,262 and $25,705,206 as of December 31, 2016 and 2017, respectively)	66,147,522	63,380,153
Other tax payable (including other tax payable of the consolidated VIEs without recourse to Leju of $13,360,481 and $11,166,308 as of December 31, 2016 and 2017, respectively)	16,678,264	11,654,145
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Leju of $1,581,349 and $1,245,000 as of December 31, 2016 and 2017, respectively)	1,581,349	3,092,870
Advances from customers and deferred revenue (including advance from customers and deferred revenue of the consolidated VIEs without recourse to Leju of $4,960,924 and $10,050,703 as of December 31, 2016 and 2017, respectively)	5,058,212	10,564,818
Accrued marketing and advertising expenses (including liability for accrued marketing and advertising expenses of the consolidated VIEs without recourse to Leju of $6,271,191 and $14,117,697 as of December 31, 2016 and 2017, respectively)	9,355,409	18,851,999
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Leju of $6,809,176 and $15,606,182 as of December 31, 2016 and 2017, respectively)	8,516,123	16,315,380
Total current liabilities	150,638,076	163,890,622
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to Leju of $533,401 and $414,505 as of December 31, 2016 and 2017, respectively)	18,869,374	18,016,186
Total liabilities	169,507,450	181,906,808

Commitments and contingencies (Note 15)
Shareholders’ Equity:
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized, 135,503,958 and 135,763,962 shares issued and outstanding, as of December 31, 2016 and 2017, respectively	135,504	135,764
Additional paid-in capital	785,019,254	788,588,692
Accumulated deficit	(354,364,813)	(515,344,274)
Accumulated other comprehensive loss	(22,321,234)	(13,077,311)
Total Leju Holdings Limited Shareholders’ Equity	408,468,711	260,302,871
Non-controlling interests	(2,109,234)	(3,265,330)
Total equity	406,359,477	257,037,541
TOTAL LIABILITIES AND EQUITY	575,866,927	438,944,349

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollar except for share data)

	Year Ended December 31,
	2015	2016	2017
	$	$	$
Revenues
E-commerce	420,552,177	419,023,733	234,835,770
Online advertising	134,229,255	117,948,842	113,235,010
Listing	21,022,504	22,538,535	14,461,253
Total revenues	575,803,936	559,511,110	362,532,033
Cost of revenues	(60,313,726)	(57,491,395)	(74,054,524)
Selling, general and administrative expenses	(475,445,516)	(521,797,022)	(434,275,879)
Goodwill impairment	—	—	(41,222,971)
Other operating income	3,567,965	4,586,746	3,071,865
Income (loss) from operations	43,612,659	(15,190,561)	(183,949,476)
Interest income	1,167,005	1,312,533	1,313,512
Other income, net	290,039	619,750	480,495
Gain (loss) on disposal of investment or subsidiaries	271,501	(185,777)	—
Income (loss) before taxes and loss from equity in affiliates	45,341,204	(13,444,055)	(182,155,469)
Income tax benefits (expenses)	(10,307,322)	2,067,739	20,328,252
Income (loss) before loss from equity in affiliates	35,033,882	(11,376,316)	(161,827,217)
Loss from equity in affiliates	(227,977)	(224,752)	(216,017)
Net income (loss)	34,805,905	(11,601,068)	(162,043,234)
Less: Net loss attributable to non-controlling interest	(524,184)	(1,812,229)	(1,142,018)
Net income (loss) attributable to Leju Holdings Limited shareholders	35,330,089	(9,788,839)	(160,901,216)
Earnings (loss) per share:
Basic	$0.26	$(0.07)	$(1.19)
Diluted	$0.26	$(0.07)	$(1.19)
Shares used in computation of earnings (loss) per share
Basic	134,528,971	135,220,210	135,708,350
Diluted	136,223,974	135,220,210	135,708,350

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In U.S. dollar)

	Year Ended December 31,
	2015	2016	2017
	$	$	$
Net income (loss)	34,805,905	(11,601,068)	(162,043,234)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	(10,586,435)	(16,760,659)	9,136,839

Comprehensive income (loss)	24,219,470	(28,361,727)	(152,906,395)
Less: Comprehensive loss attributable to non-controlling interests	(559,409)	(1,771,012)	(1,249,102)

Comprehensive income (loss) attributable to Leju Holdings Limited shareholders	24,778,879	(26,590,715)	(151,657,293)

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollar)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Subscription Receivable	Total Leju Holdings Limited Shareholders’ Equity	Non-controlling Interests	Total Equity
	Number	$	$	$	$	$	$	$	$
Balance at December 31, 2014	134,015,621	134,015	788,246,874	(377,876,220)	5,029,663	(688,989)	414,845,343	77,802	414,923,145
Net income	—	—	—	35,330,089	—	—	35,330,089	(524,184)	34,805,905
Dividends to shareholders	—	—	(26,873,022)	—	—	—	(26,873,022)	—	(26,873,022)
Dividends to non-controlling interest	—	—	—	—	—	—	—	(10,260)	(10,260)
Share-based compensation	—	—	10,478,778	(1,111,963)	—	—	9,366,815	12,893	9,379,708
Vesting of restricted shares	719,064	719	1,011,281	—	—	—	1,012,000	—	1,012,000
Exercise of share options	196,185	197	902,254	—	—	679,789	1,582,240	—	1,582,240
Foreign currency translation adjustments	—	—	—	—	(10,551,210)	—	(10,551,210)	(35,225)	(10,586,435)

Balance at December 31, 2015	134,930,870	134,931	773,766,165	(343,658,094)	(5,521,547)	(9,200)	424,712,255	(478,974)	424,233,281
Net loss	—	—	—	(9,788,839)	—	—	(9,788,839)	(1,812,229)	(11,601,068)
Capital injection from non-controlling interests	—	—	—	—	—	—	—	296,959	296,959
Disposal of a subsidiary	—	—	—	—	2,189	—	2,189	(189,618)	(187,429)
Share-based compensation	—	—	9,936,112	(917,880)	—	—	9,018,232	33,411	9,051,643
Vesting of restricted shares	506,664	507	1,011,493	—	—	—	1,012,000	—	1,012,000
Exercise of share options	66,424	66	305,484	—	—	9,200	314,750	—	314,750
Foreign currency translation adjustments	—	—	—	—	(16,801,876)	—	(16,801,876)	41,217	(16,760,659)

Balance at December 31, 2016	135,503,958	135,504	785,019,254	(354,364,813)	(22,321,234)	—	408,468,711	(2,109,234)	406,359,477
Net loss	—	—	—	(160,901,216)	—	—	(160,901,216)	(1,142,018)	(162,043,234)
Non-controlling interests recognized in connection with business acquisition	—	—	—	—	—	—	—	59,595	59,595
Share-based compensation	—	—	3,569,698	(78,245)	—	—	3,491,453	33,411	3,524,864
Vesting of restricted shares	260,004	260	(260)	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	9,243,923	—	9,243,923	(107,084)	9,136,839
Balance at December 31, 2017	135,763,962	135,764	788,588,692	(515,344,274)	(13,077,311)	—	260,302,871	(3,265,330)	257,037,541

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollar)

	Year Ended December 31,
	2015	2016	2017
	$	$	$
Operating activities:
Net income (loss)	34,805,905	(11,601,068)	(162,043,234)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation and amortization	29,279,835	15,006,676	16,544,668
Loss from equity in affiliates	227,977	224,752	216,017
Loss (gain) on disposal of investment or subsidiaries	(271,501)	185,777	—
Provision for allowance for doubtful accounts	18,959,895	14,797,072	4,399,176
Share-based compensation	11,518,112	10,655,448	3,524,864
Unrealized gain on marketable securities	—	(180,112)	(911,873)
Goodwill impairment	—	—	41,222,971
Others	274,263	524,810	681,343
Changes in operating assets and liabilities:
Restricted cash	—	—	(336,690)
Accounts receivable	(12,189,414)	23,454,688	(18,751,344)
Marketable securities	—	(2,001,242)	—
Customer deposits	(58,833,225)	18,887,756	3,456,913
Amounts due from related parties	(8,222)	(7,872,808)	3,804,706
Prepaid expenses and other current assets	(8,334,672)	9,310,657	(1,201,142)
Other non-current assets	(264,398)	17,136	69,531
Accounts payable	(42,576)	1,230,644	1,226,158
Accrued payroll and welfare expenses	(2,265,584)	(3,954,784)	(5,152,301)
Income tax payable	9,774,416	(646,293)	(3,068,915)
Other tax payable	4,214,594	(15,401,042)	(5,571,572)
Amounts due to related parties	48,449,802	(7,620,658)	1,511,521
Other current liabilities and accrued expenses	(16,319,318)	5,507,463	20,269,099
Deferred tax assets	(4,605,135)	(11,399,496)	(22,152,629)
Deferred tax liabilities	(3,095,758)	(4,016,850)	(2,242,038)
Net cash provided by/(used in) operating activities	51,274,996	35,108,526	(124,504,771)

Investing activities:
Deposits for and purchases of property and equipment and intangible assets	(14,810,650)	(4,243,386)	(2,526,921)
Investment in affiliates	(369,595)	—	—
Cash paid for business acquisitions, net of cash acquired	—	—	(5,878,393)
Cash outflow due to disposal of a subsidiary	—	(129,643)	—
Proceeds from disposal of property and equipment	80,472	57,186	293,704
Net cash used in investing activities	(15,099,773)	(4,315,843)	(8,111,610)

Financing activities:
Contribution from non-controlling interest shareholders	—	296,959	—
Proceeds of loans from related parties	—	89,462,593	—
Repayment of loans to related parties	(42,513,286)	(87,600,000)	(1,862,593)
Dividends paid to non-controlling interests	(10,260)	—	—
Proceeds from exercise of options	1,582,240	314,750	—
Acquisition of non-controlling interest of subsidiaries	(17,360,080)	(7,079,295)	—
Dividends to shareholders	(26,873,022)	—	—
Net cash used in financing activities	(85,174,408)	(4,604,993)	(1,862,593)

Effect of exchange rate changes on cash and cash equivalents	(8,515,962)	(12,145,925)	11,109,296
Net increase (decrease) in cash and cash equivalents	(57,515,147)	14,041,765	(123,369,678)
Cash and cash equivalents at the beginning of the year	317,811,056	260,295,909	274,337,674
Cash and cash equivalents at the end of the year	260,295,909	274,337,674	150,967,996
Supplemental disclosure of cash flow information:
Income taxes paid	5,196,133	10,199,779	10,256,545
Non-cash investing and financing activities:
Non-controlling interest recognized in connection with business acquisition	—	—	59,595
Total equity decreased in connection with disposal of a subsidiary	—	(187,429)	—
Decrease in amount due to related party due to vesting of restricted shares	1,012,000	1,012,000	—
Payables for acquisition of non-controlling interest	(7,338,593)	—	—

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017
(In U.S. dollar)

1. Organization and Principal Activities

Leju Holdings Limited (the “Company” or “Leju”) was incorporated on November 20, 2013 in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands. The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”), is principally engaged in providing online advertising, e-commerce services and listing services for the real estate and home furnishing industries in the People’s Republic of China (“PRC”). The Company, its subsidiaries and consolidated VIEs are collectively referred to as the “Group”.

E-House (China) Holdings Limited (“E-House Holdings”) is the Company’s parent company from its incorporation to December 30, 2016. E-House Holdings, its subsidiaries and VIEs, excluding the Group, are collectively referred to as “E-House”. On December 30, 2016, E-House Holdings repurchased all its ordinary shares held by SINA Corporation (“SINA”) for a total consideration consisting of 40,651,187 ordinary shares of Leju and of $129,038,150 in cash. As a result of this transaction, E-House Holdings ceased to be Leju’s controlling shareholder but remains as the largest shareholder and SINA became a principal shareholder of Leju from December 30, 2016.

The following table lists major subsidiaries and the consolidated VIEs of the Company as of December 31, 2017:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Shanghai SINA Leju Information Technology Co., Ltd (“Shanghai SINA Leju”)	08-May-08	PRC	100%
E-House City Re-House Real Estate Agency (Shanghai) limited (“City Re-House”)	04-Mar-10	PRC	100%
Shanghai Yi Yue Information Technology Co., Ltd (“Shanghai Yi Yue”)	16-Sep-11	PRC	100%
Beijing Maiteng Fengshun Science and Technology Co., Ltd (“Beijing Maiteng”)	04-Jan-12	PRC	84%
Beijing Yisheng Leju Information Services Co., Ltd. (“Beijing Leju”)	13-Feb-08	PRC	VIE
Shanghai Yi Xin E-Commerce Co., Ltd. (“Shanghai Yi Xin”)	05-Dec-11	PRC	VIE
Beijing Jiajujiu E-Commerce Co., Ltd. (“Beijing Jiajujiu”)	22-Mar-12	PRC	VIE

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

VIE arrangements

PRC regulations currently prohibit or restrict foreign ownership of companies that provide internet content and advertising services. To comply with these regulations, the Group provides such activities through its VIEs and their subsidiaries. To provide the Group effective control over and the ability to receive substantially all of the economic benefits of its VIEs and their subsidiaries, certain of the Company’s subsidiaries, Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng (collectively, the “Foreign Owned Subsidiaries”) entered into a series of contractual arrangements with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu (collectively the “VIEs”) and their respective shareholders, respectively, as summarized below:

Name of Foreign Owned Subsidiaries	Foreign Owned Subsidiaries’ Economic Ownership of VIES	Name of VIEs	Activities of VIEs
Shanghai SINA Leju	100%	Beijing Leju	Operate the online advertising and listing business
Shanghai Yi Yue	100%	Shanghai Yi Xin	Operate the e-commerce business
Beijing Maiteng	100%	Beijing Jiajujiu	Operate the online home furnishing business

The VIEs hold the requisite licenses and permits necessary to conduct internet content and advertising services activities from which foreign ownership of companies are prohibited or restricted. In addition, the VIEs hold leases and other assets necessary to operate such business and generate a majority of the Group’s revenues.

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

Agreements that Provide Effective Control over VIEs

Exclusive Call Option Agreement.     Each of the shareholders of the VIEs has entered into an exclusive call option agreement with the respective Foreign Owned Subsidiaries. Pursuant to these agreements, each of the shareholders of the VIEs has granted an irrevocable and unconditional option to the respective Foreign Owned Subsidiaries or their designees to acquire all or part of such shareholder’s equity interests in VIEs at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition of all equity interests in the VIEs will be equal to the registered capital of the VIEs, and if PRC law requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. In addition, the VIEs irrevocably and unconditionally granted the respective Foreign Owned Subsidiaries an exclusive option to purchase, to the extent permitted under the PRC law, all or part of the assets of the VIEs. The exercise price for purchasing the assets of the VIEs will be equal to their respective book values, and if PRC law requires the price to be greater than the book value, the price will be the minimum amount as permitted by PRC law. The call option may be exercised by the respective Foreign Owned Subsidiaries or their designees.

Loan Agreement.     Under the loan agreement among shareholders of the VIEs and the respective Foreign Owned Subsidiaries, each of the respective Foreign Owned Subsidiaries has granted an interest-free loan to the shareholders of the VIEs, solely for their purchase of the equity interest of the VIEs, investing or operating activities conducted in the VIEs. Each loan agreement will be due upon the earlier of twenty years from the date of execution or the expiration of the term of business of VIEs.

Shareholder Voting Right Proxy Agreement.     Each of the shareholders of the VIEs has irrevocably granted any person designated by the respective Foreign Owned Subsidiaries the power to exercise all voting rights to which he will be entitled to as shareholder of the VIEs at that time, including the right to declare dividends, appoint and elect board members and senior management members and other voting rights.

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

The following financial statement amounts and balances of the Group’s VIEs were included in the accompanying consolidated financial statements, after elimination of inter-company balances and transactions:

	As of December 31,
	2016	2017
	$	$
Cash and cash equivalents	89,160,450	57,745,894
Restricted cash	—	336,690
Accounts receivable, net of allowance for doubtful accounts	62,212,257	68,844,766
Customer deposits	12,061,362	8,648,959
Amounts due from related parties	1,259,992	4,077,008
Other current assets	1,374,518	5,987,132
Total current assets	166,068,579	145,640,449
Total non-current assets	51,697,208	56,767,649
Total assets	217,765,787	202,408,098
Accounts payable	1,573,620	1,771,717
Accrued payroll and welfare expenses	29,742,853	28,021,779
Income tax payable	29,890,262	25,705,206
Other tax payable	13,360,481	11,166,308
Amounts due to related parties	1,581,349	1,245,000
Advances from customers	4,960,924	10,050,703
Accrued marketing and advertising expenses	6,271,191	14,117,697
Other current liabilities	6,809,176	15,606,182
Total current liabilities	94,189,856	107,684,592
Deferred tax liabilities, non-current	533,401	414,505
Total liabilities	94,723,257	108,099,097

	Year Ended December 31,
	2015	2016	2017
	$	$	$
Total revenues	558,714,556	540,838,424	357,698,260
Cost of revenues	(48,032,280)	(45,641,656)	(64,947,541)
Net income (loss)	3,307,694	2,286,007	(4,453,820)
Net cash provided by/(used in) operating activities	41,577,844	43,652,445	(33,297,103)
Net cash used in investing activities	(13,884,075)	(1,945,215)	(2,551,687)
Net cash used in financing activities	(59,873,366)	(6,782,336)	—

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

Assets measured at fair value on a recurring basis are comprised of marketable securities. The Group uses quoted price in active markets (Level 1) to determine the fair value of marketable securities.

There are no assets or liabilities measured at fair value on a nonrecurring basis in 2015, 2016 and 2017.

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

(g) Restricted cash

In 2017, the Group was involved in a lawsuit for the settlement of certain marketing expenses and paid deposit to a restricted bank account monitored by the court.

(h) Marketable securities

Marketable securities include securities that are classified as trading securities. Trading securities represent equity securities that are bought and held principally for the purpose of selling them in the near term, and they are reported at fair value, with both unrealized and realized gains and losses reported as other income (loss). The fair value of marketable securities is based upon the quoted price in an active market for identical instruments (Level 1).

(i) Customer deposits

The Group provides online real estate e-commerce services for customers. Some real estate developers require the Group to pay an upfront and refundable deposit to obtain the exclusive right to provide e-commerce services for a real estate development project. These deposits are refunded to the Group subject to certain pre-determined criteria specified in the deposit agreement. Customer deposits are recorded as either current or non-current assets based on the Group’s estimate of the date of refund. As of December 31, 2017, all customer deposit are refundable within 12 months and none of them passed the original due date.

(j) Investment in affiliates

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

The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. The Group has not recorded any impairment losses in any of the periods reported. As of December 31, 2016 and 2017, the Group determined that no such events were present.

(k) Property and equipment, net

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

(l) Intangible assets, net

Acquired intangible assets mainly consist of the advertising agency agreement and license agreements with SINA, exclusive rights with Baidu, Inc. (“Baidu”), customer relationships, database license, and non-compete agreements from business combinations and are recorded at fair value on the acquisition date. All intangible assets, with the exception of customer relationships, are amortized ratably over the contract period. Intangible assets resulting out of acquired customer relationships are amortized based on the timing of the revenue expected to be derived from the respective customer.

(m) Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flow expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group will recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets.

(n) Impairment of goodwill

The Group evaluates the recoverability of goodwill annually or more frequently if an event occurs or circumstances change in the interim that would more likely than not reduce the fair value of the asset below its carrying amount. Goodwill is considered to be impaired when the carrying value of a reporting unit or asset exceeds its fair value. The Group currently has only one reporting unit: Leju online segment.

In the evaluation of goodwill for impairment, the Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If the Group determines that it is not more likely than not for a reporting unit’s fair value to be less than its carrying value, a calculation of the fair value is not performed. If the Group determines that it is more likely than not for a reporting unit’s fair value to be less than its carrying value, a calculation of the reporting unit’s fair value is performed and compared to the carrying value of that unit. An impairment loss is recorded equal to the excess of the reporting unit’s carrying value over its fair value in accordance with ASU 2017-04, lntangible - Goodwill and Others (Topic 350): Simplifying the Test for Goodwill lmpairment, which the Group has early adopted in 2017.

Generally, the Group measures fair value of reporting units based on a present value of future discounted cash flows and an income valuation approach. The discounted cash flow models indicate the fair value of the reporting units based on the present value of the cash flow that the reporting units are expected to generate in the future. Significant estimates in the discounted cash flow models include: the weighted average cost of capital; long-term rate of growth and profitability of the Group’s business; and working capital effects. The key assumptions used in the income approach, which requires significant management judgment, include forecasted cash flows which consider the historical financial trends, business growth rate and market share, as well as terminal value and discount rate. Significant increases in discount rate or decrease in terminal value in isolation would result in a significantly lower fair value measurement.

(o) Income taxes

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

(p) Share-based compensation

Share-based compensation cost is measured on the grant date of the share award, based on the fair value of the award, and recognized as an expense over the requisite service period. Management has made an estimate of expected forfeitures and recognizes compensation cost only for those equity awards expected to vest.

(q) Revenue recognition

The Group recognizes revenue when there is persuasive evidence of an arrangement, service has been rendered, the sales price is fixed or determinable and collectability is reasonably assured. Revenues are recorded, net of sales related taxes.

The Group generates real estate online revenues principally from e-commerce, online advertising, and listing services.

The Group e-commerce services primarily include discount coupon advertising and facilitating transaction. The Group provides property viewing and presale customer support free of charge in connection with the sale of discount coupons. E-commerce revenues are principally generated from selling discount coupons to potential property buyers. Those discount coupons allow buyers to purchase specified properties from real estate developers at discounts greater than the face value of the fees charged by the Group. The discount coupons are refundable to the buyers at any time before they are used to purchase the specified properties. The Group recognizes such e-commerce revenues upon obtaining confirmation letters that prove the use of coupons by property buyers, and when collections are reasonably assured. Revenues are recognized based on the net proceeds received. The Group facilitates transactions on its proprietary platform for home furnishing business and earns commissions from merchants that are generally determined as a percentage based on the value of merchandise being sold by the merchants. Revenue related to commissions is recognized in the consolidated income statements at the time when the underlying transaction is completed.

Revenue from online advertising services is principally from online advertising arrangements, sponsorship arrangements, and to a lesser extent, outsourcing arrangements, and keyword advertising arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of the Group’s websites, in particular formats and over particular periods of time. Advertising revenues from online advertising arrangements are recognized ratably over the contract period of display when collectability is reasonably assured. Sponsorship arrangements allow advertisers to sponsor a particular area on the Group’s websites in exchange for a fixed payment over the contract period. Advertising revenues from sponsorship arrangements are recognized ratably over the contract period. The Group also generates online advertising revenues from outsourcing certain regional sites for a fixed period of time to local outsourcing partners, who are responsible for both website operation and related advertising sales. Advertising revenues from hosted websites are recognized ratably over the term of the contract. Keyword advertising revenues are recognized ratably over the contract period when collectability is reasonably assured.

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

(r) Cost of revenue

Cost of revenue consists of costs associated with the production of websites, which includes fees paid to third parties for internet connection, content and services, editorial personnel related costs, amortization of intangible assets, depreciation associated with website production equipment and fees paid to SINA and other platforms for advertising resources.

(s) Marketing and advertising expenses

Marketing and advertising expenses consists primarily of targeted online and offline marketing costs for promoting the Group’s e-commerce projects, increasing our visibility and building our brand, such as Leju property visit, sponsored marketing campaigns, online or print advertising, public relations and sponsored events. The Group expenses all marketing advertising costs as incurred and record these costs within “Selling, general and administrative expenses” on the consolidated statements of operations when incurred. The nature of the Group’s direct marketing activities is such that they are intended to attract subscribers for the online advertising and potential property buyers to purchase the discount coupons. The Group incurred marketing and advertising expenses amounting to $306,846,482, $345,862,479 and $292,076,010 for the years ended December 31, 2015, 2016 and 2017, respectively.

(t) Foreign currency translation

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

The Group recorded an exchange gain $156,641, $64,650 and exchange loss $619,269 for the years ended December 31, 2015, 2016 and 2017, respectively, as a component of other income, net, in the consolidated statements of operations.

(u) Government subsidies

Government subsidies include cash subsidies received by the Company’s subsidiaries and VIEs in the PRC from local governments. These subsidies are generally provided as incentives for conducting business in certain local districts and are typically granted based on the amount of value-added tax, business tax, and income tax payment generated by the Group in certain local districts. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purpose. The local governments have final discretion as to the amount of cash subsidies. Cash subsidies of $3,567,965, $4,586,746 and $3,071,865 were included in other operating income for the years ended December 31, 2015, 2016 and 2017, respectively. Subsidies are recognized when cash is received and when all the conditions for their receipt have been satisfied.

(v) Concentration of credit risk

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

Movement of the allowance for doubtful accounts for accounts receivable is as follows:

	Year Ended December 31,
	2015	2016	2017
	$	$	$
Balance as of January 1	15,471,020	26,350,814	31,160,340
Provisions for doubtful accounts	18,959,895	14,797,072	4,399,176
Write offs	(6,827,314)	(8,081,575)	(15,325,934)
Changes due to foreign exchange	(1,252,787)	(1,905,971)	1,594,081
Balance as of December 31	26,350,814	31,160,340	21,827,663

The allowance for other receivable in prepaid expenses and other current assets was nil for all periods presented.

Details of the accounts receivable from customers accounting for 10% or more of total net accounts receivable are as follows:

	As of December 31,
	2016	2017
	$	$
Customer A	11,694,364	24,387,044

(w) Earnings per share

Basic earnings per share are computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Year Ended December 31,
	2015	2016	2017
Net income (loss) attributable to Leju ordinary shareholders—basic and diluted	$35,330,089	$(9,788,839)	(160,901,216)

Weighted average number of ordinary shares outstanding—basic	134,528,971	135,220,210	135,708,350

Stock options and restricted shares	1,695,003	—	—
Weighted average number of ordinary shares outstanding—diluted	136,223,974	135,220,210	135,708,350

Basic earnings (loss) per share	$0.26	$(0.07)	(1.19)

Diluted earnings (loss) per share	$0.26	$(0.07)	(1.19)

Diluted earnings per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Year Ended December 31,
	2015	2016	2017
Share options and restricted shares	2,464,500	7,746,383	8,818,877

(x) Non-controlling interest

Non-controlling interest are classified as a separate line item in the equity section and disclosures in the Company’s consolidated financial statements have distinguished the interest of Leju from the interest of non-controlling interest holders.

(y) Comprehensive income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income and foreign currency translation adjustments.

(z) Adoption of New Accounting Pronouncement

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The update simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. The update also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The update should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition. For public companies, the update is effective for any annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. Due to continued declines in real estate market, the Group decided to perform an interim impairment review analysis on the Group’s goodwill as of June 30, 2017. To simplify the subsequent measurement of goodwill, the Group early adopted ASU 2017-04 as of this interim review date and applied the standard on a prospective basis.

(aa) Recently issued accounting pronouncements

In May 2014, the FASB issued an accounting standards update ASU 2014-09 that changes the revenue recognition for companies that enter into contracts with customers to transfer goods or services. The standard is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner depicting the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The FASB has also issued a number of updates to this standard. The Group adopted the standard on January 1, 2018. According to ASU 2014-09, companies may use either a full retrospective or a modified retrospective approach to adopt this standard.

The Group anticipated to implement this standard effective January 1, 2018 on a full retrospective basis. The Group currently recognizes E-commerce revenue upon confirmation letters which were signed by property buyers when they redeem coupons, and the legal title would be transferred to property buyers as well as the significant risks and rewards of ownership of the asset when the transaction completes. For online advertising and listing, revenue are currently recognized at the ratio upon the schedule agreed in contract with customers, and the customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs. The Group has substantially completed its evaluation of the impact on the adoption of the new revenue standard and does not expect the adoption to have a material effect on its financial statements. Therefore, the Group do not anticipate that there will be a significant impact to its revenue recognition practices, internal controls, financial positions, results of operations or cash flows. The new standard will require the Group to provide more robust disclosures than required by previous guidance, including disclosures related to disaggregation of revenue into appropriate categories, performance obligations, and the judgments made in revenue recognition determinations.

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

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows, Restricted Cash”, which clarifies guidance on the classification and presentation of restricted cash in the statement of cash flows. ASU 2016-18 becomes effective for the Company on January 1, 2018. The adoption of this accounting pronouncement will impact the presentation of restricted cash in the Company’s Consolidated Statements of Cash Flows. The new guidance permits early adoption. The adoption of this standard will not materially impact on the Group’s consolidated financial statements.

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

In February, 2017, the FASB issued a new pronouncement, ASU 2017-05, which clarifies the scope of the Board’s guidance on nonfinancial asset derecognition (ASC 610-20) as well as the accounting for partial sales of nonfinancial assets. The ASU conforms the derecognition guidance on nonfinancial assets with the model for transactions in the new revenue standard (ASC 606, as amended).The ASU clarifies that ASC 610-20 applies to the derecognition of all nonfinancial assets and in-substance nonfinancial assets. While the guidance in ASC 360-20 contained references to in-substance assets (e.g., in-substance real estate), it would not have applied to transactions outside of real estate. The FASB therefore added the definition of an in-substance nonfinancial asset to the ASC master glossary. Further, the ASU amends the industry-specific guidance in ASC 970-323 to align it with the requirements in ASC 606 and ASC 610-20. It also eliminates ASC 360-20 as well as the initial-measurement guidance on nonmonetary transactions in ASC 845-10-30 to simplify the accounting for partial sales (i.e., entities would use the same guidance to account for similar transactions) and to remove inconsistencies between ASC 610-20 and the noncash consideration guidance in the new revenue standard. As a result of these changes, any transfer of a nonfinancial asset in exchange for the noncontrolling ownership interest in another entity (including a noncontrolling ownership interest in a joint venture or other equity method investment) should be accounted for in accordance with ASC 610-20. The effective date of the new guidance is aligned with the requirements in the new revenue standard, which is effective for public entities for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. If the entity decides to early adopt the ASU’s guidance, it must also early adopt ASC 606 (and vice versa). The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In May, 2017, the FASB issued a new pronouncement, ASU 2017-09, which amends the scope of modification accounting for share-based payment arrangements. The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. Specifically, an entity would not apply modification accounting if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the modification. For all entities, the ASU is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

3. Business Acquisition

In May 2017, the Group acquired a live-broadcasting application (“App”) with all its related software copyrights and personnel from Shanghai Yunchuang Information & Technology Ltd. (“Yunchuang”), which was ultimately controlled by Mr. Xin Zhou, Leju’s executive chairman for an aggregate purchase price of $6,000,000. The primary reason for the acquisition was to expand the Group’s channel and platform for attracting property buyers and increasing media exposure and influence.

The transaction was accounted for using the purchase method with the purchase price allocated as follows:

		Amortization
	Allocated value	period
	$
Software	5,430,000	3 years
Goodwill	1,927,500
Deferred tax liabilities	(1,357,500)

Total	6,000,000

The goodwill mainly reflects the synergies related to cost for sales and distribution and competitive advantages the Group expects to realize from the living-broadcasting App, which do not qualify for seperate recognition of intangible assets. The goodwill is not deductible for tax purpose. The acquisition was not material to the Group’s consolidated financial statements for the year ended December 31, 2017, and as such, pro forma results of operations were not presented. Goodwill resulted from this acquisition was assigned to the whole group.

4. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	2016	2017
	$	$
Furniture, fixtures and equipment	14,129,811	12,886,210
Leasehold improvements	5,969,254	6,459,239
Buildings	593,146	7,517,133
Motor vehicles	1,717,806	1,668,530

Total	22,410,017	28,531,112
Accumulated depreciation	(14,486,990)	(14,290,992)

Property and equipment, net	7,923,027	14,240,120

Depreciation expenses were $2,626,264, $2,579,726 and $3,078,955 for the years ended December 31, 2015, 2016 and 2017, respectively.

5. Intangible Assets, Net

	As of December 31,		Weighted Average Remaining Amortization Period in Years
	2016	2017
	$	$
Intangible assets subject to amortization are comprised of the following:
Advertising agency agreement with SINA	106,790,000	106,790,000	6.25
License agreements with SINA	80,660,000	80,660,000	6.25
Exclusive rights with Baidu	50,639,152	—	—
Customer relationship	10,269,891	10,512,212	1.75
Database license	8,300,000	8,300,000	0.25
Non-compete agreements	1,489,800	—	—
Computer software licenses	1,056,540	6,422,913	2.33

	259,205,383	212,685,125	5.93

Less: Accumulated amortization
Advertising agency agreement	63,396,382	69,451,305
License agreements with SINA	48,384,797	52,888,314
Exclusive rights with Baidu	50,639,152	—
Customer relationship	8,975,366	9,798,432
Database license	7,079,413	8,055,884
Non-compete agreements	1,489,800	—
Computer software licenses	866,857	1,860,044

Intangible assets subject to amortization, net	78,373,616	70,631,146

Total intangible assets, net	78,373,616	70,631,146

The advertising agency agreement and license agreements with SINA were recognized in connection with the Group’s acquisition of China Online Housing Technology Corporation (“COHT”) in 2009, and provide the Group with exclusive rights to operate SINA’s real estate and home furnishing related channels and the exclusive right to sell advertising relating to real estate, home furnishing and construction materials on these channels as well as SINA’s other websites through 2019. If the Group sells advertising on SINA’s websites other than the above channels, it will pay SINA fees of approximately 15% of the revenues generated from these sales. The acquisition cost was recognized as an intangible asset and amortized over the term of the agreement. In March 2014, the advertising agency agreement and license agreements were extended by five years to 2024 for no additional consideration. All other terms of the agreements remain the same.

Amortization expenses were $26,653,571, $12,426,950 and $13,465,713 for the years ended December 31, 2015, 2016 and 2017, respectively. The Group expects to record amortization expenses of $13,239,872, $12,716,484, $11,239,323, $10,558,498 and $10,558,498 for the years ending December 31, 2018, 2019, 2020, 2021 and 2022, respectively.

6. Goodwill

Changes in the carrying amount of goodwill for the years ended December 31, 2015, 2016 and 2017 are as follows:

	2015	2016	2017
	$	$	$
Balance as of January 1	40,563,075	39,807,243	39,018,058
Goodwill recognized upon acquisition (Note 3)	—	—	1,927,500
Impairment	—	—	(41,222,971)
Exchange rate translation	(755,832)	(789,185)	277,413

Balance as of December 31	39,807,243	39,018,058	—

The Group operates and manages its business as a single segment and a reporting unit, as such goodwill is assigned to the Group as a whole.

In the fourth quarter of 2016, China’s real estate market showed signs of slowdown under the government’s continued restrictive policies and further credit tightening. Local governments in more than 20 cities issued notices to restrict real estate purchases. In 2017, many local governments of both first-tier and second-tier cities have also promulgated various policies to impose restrictions or eligibility requirements on real estate buyers. It is uncertain for how long these measures will remain in effect, and whether the central or local governments will further tighten their policies. The Group’s revenue growth started to slow down as developers became more pessimistic about increasing sales volume and more cautious with their marketing spending. The Group believed that this resulted in slower than previously expected growth for its business over the next several years. In addition, the Company experienced a 43% decline in its stock price from March 31, 2017 to June 30, 2017. After assessing these circumstances, the Group determined that it was more likely than not that the fair value of the Group was less than its carrying amount. As a result, an interim quantitative goodwill impairment test was performed as of June 30, 2017.

The Group utilized the income approach valuation method (Level 3) to compute the fair value of its reporting unit. The key assumptions used in the income approach, which requires significant management judgment, include business assumptions, terminal value, and discount rate. Significant increases in discount rate or decrease in terminal value in isolation would result in a significantly lower fair value measurement. The Group applied a discount rate of 16% and terminal growth rate of 3% in estimating its fair value.

Based on the quantitative test performed, the Group concluded that the carrying value of the reporting unit exceeded its fair value. Consequently, an impairment of goodwill in the amount of $41,222,971 was recognized in 2017.

There was no goodwill impairment recognized for the years ended December 31, 2015 and 2016, respectively, based on the annual impairment tests performed.

7. Dividends

In March 2015, the Company’s board of directors approved the payment of a cash dividend of $0.20 per ordinary share ($0.20 per ADS) directly from the additional paid-in capital account, for a total of $26,873,022, which was paid in May 2015 to shareholders of record as of the close of business on April 10, 2015.

8. Other Income, Net

	Year Ended December 31,
	2015	2016	2017
	$	$	$
Unrealized gain on marketable securities	—	180,112	911,873
Foreign exchange gain (loss)	156,641	64,650	(619,269)
Others	133,398	374,988	187,891

Total	290,039	619,750	480,495

9. Income Tax

The following table summarizes Income (loss) before income taxes incurred in the PRC and outside of the PRC:

	Year Ended December 31,
	2015	2016	2017
	$	$	$
Income (loss) before income taxes:
PRC	70,382,855	8,742,444	(133,775,542)
Outside of PRC	(25,041,651)	(22,186,499)	(48,379,927)

Total	45,341,204	(13,444,055)	(182,155,469)

The expense (benefit) for income taxes is comprised of:

	Year Ended December 31,
	2015	2016	2017
	$	$	$
Current Tax
PRC	17,990,790	13,331,921	4,059,702
Outside of PRC	17,425	16,686	6,713

	18,008,215	13,348,607	4,066,415

Deferred Tax
PRC	(7,700,893)	(15,416,346)	(24,394,667)
Outside of PRC	—	—	—

	(7,700,893)	(15,416,346)	(24,394,667)

Income tax expense (benefit)	10,307,322	(2,067,739)	(20,328,252)

The Company is incorporated in the Cayman Islands, which is exempted from tax.

Enterprise Income Tax Law in China applies a statutory 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

Shanghai SINA Leju was granted a high and new technology enterprise status and was entitled to enjoy a favorable statutory tax rate of 15% from 2015 through 2017.

In February 2012, Shanghai Fangxin information technology Co., Ltd., the Group’s subsidiary in China, was granted a software enterprise status, which exempted it from income taxes for 2012 and 2013 and provided a 50% reduction in its income tax rate, or a rate of 12.5%, from 2014 through 2016.

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

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to tax authority’s mistake or due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 ($15,304) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion.

The principal components of the deferred income tax assets/liabilities are as follows:

	As of December 31,
	2016	2017
	$	$
Deferred tax assets:
Accrued salary expenses	10,298,156	9,165,743
Bad debt provision	7,790,085	5,456,916
Net operating loss carry forwards	9,421,817	38,433,490
Advertising expenses	13,811,900	14,315,500
Others	568,874	314,127
Gross deferred tax assets	41,890,832	67,685,776
Valuation allowance	(192,536)	(602,135)
Total deferred tax assets	41,698,296	67,083,641

Deferred tax liabilities:
Intangible assets from acquisition and other assets	18,869,374	18,016,186
Total deferred tax liabilities	18,869,374	18,016,186

The majority deferred tax liabilities were recognized for the temporary differences between the tax basis of intangible assets recognized from acquisitions and their reported amounts in the financial statements.

Movement of the valuation allowance is as follows:

	Year Ended December 31,
	2015	2016	2017
	$	$	$
Balance as of January 1	(957,162)	(654,267)	(192,536)
Reverse (additions)	255,264	(686)	(490,152)
Write off	—	409,467	103,968
Changes due to exchange rate translation	47,631	52,950	(23,415)
Balance as of December 31	(654,267)	(192,536)	(602,135)

The Group has recognized a valuation allowance against deferred tax assets on tax loss carry forwards of $686 and $490,152 for the years ended December 31, 2016 and 2017, respectively, and reversed $255,264 for the year ended December 31, 2015.

The Group assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three year period ended December 31, 2017. Such objective evidence limits the Group’s ability to consider other subjective evidence such as its projections for future growth.

On the basis of this evaluation, as of December 31, 2017, a valuation allowance of $602,135 was recorded to reflect only the portion of the deferred tax assets that is not more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carry forwards period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as the Group’s projections for growth.

Reconciliation between the provision for income tax computed by applying the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2015	2016	2017
PRC income tax rate	25.00%	25.00%	25.00%
Goodwill impairment not deductible for tax purposes	—	—	(5.66)%
Share based compensation expenses not deductible for tax purposes	5.17%	(19.17)%	(0.48)%
Other expenses not deductible for tax purposes	3.71%	(4.30)%	(0.27)%
Effect of tax holiday	(13.18)%	5.19%	(5.46)%
Effect of different tax rate of subsidiary operation in other jurisdiction	2.05%	(2.11)%	(0.59)%
Effect of different tax rate of DTA and DTL applied	(2.37)%	17.58%	—
Valuation allowance movement	(0.56)%	(0.01)%	(0.27)%
Withholding tax	2.91%	(6.80)%	(1.11)%
	22.73%	15.38%	11.16%

The aggregate amount and per share effect of the tax holiday are as follows:

	Year Ended December 31,
	2015	2016	2017
	$	$	$
The aggregate dollar effect	5,977,806	697,559	—
Per share effect—basic	0.04	0.01	—
Per share effect—diluted	0.04	0.01	—

As of December 31, 2016 and 2017, the Group had tax operating loss carry forwards of $37,687,269, and $188,155,208, respectively. These tax losses are available for offset against future profits that may be carried forward until calendar year 2021 and 2022, respectively.

Undistributed earnings of the Company’s PRC subsidiaries of approximately $94,901,623 at December 31, 2017 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings generated after January 1, 2008, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. The amounts of unrecognized deferred tax liabilities for these earnings are in the range of $4,745,081 to $9,490,162, as the withholding tax rate of the profit distribution will be 5% or 10% depends on whether the immediate offshore companies can enjoy the preferential withholding tax rate of 5%.

10. Share-Based Compensation

Leju Plan

In November 2013, the Company adopted a share incentive plan (“Leju Plan”), which allows the Company to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to the Group. Under the Leju Plan, the maximum number of shares that may be issued shall be 8% of the total outstanding shares on an as-converted and fully diluted basis as of the effective date of the plan, and shall be increased automatically by 5% of the then total outstanding shares on an as-converted fully diluted basis on each of the third, sixth and ninth anniversaries of the effective date of the Leju Plan. On December 1, 2016, the award pool under Leju plan was automatically increased by 7,553,422 ordinary shares. Options have a ten-year life.

Share Options:

During 2015, the Company granted 2,517,000 options to purchase its ordinary shares to certain of the Group’s employees and E-House’s employees at an exercise prices from $5.54 to $9.68 per share, respectively. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of three years.

During 2017, the Company granted 2,135,000 options to purchase its ordinary shares to certain of the Group’s employees and E-House’s employees at an exercise price of $3.24 per share. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of three years.

The Company has used the binomial model to estimate the fair value of the options granted under the Leju Plan. The fair value per option was estimated at the date of grant using the following assumptions:

	2015	2017
Risk-free rate of return	2.14%	2.61%
Contractual life of option	10 years	10 years
Estimated volatility rate	62.82%	65.64%
Dividend yield	2.56%	1.00%

A summary of option activities under the Leju Plan during the year ended December 31, 2017 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value of Options
		$
Outstanding, as of January 1, 2017	7,746,383	5.11	7.50
Granted	2,135,000	3.24
Exercised	—	—		—
Forfeited	(1,062,506)	4.84
Outstanding, as of December 31, 2017	8,818,877	4.69	7.07
Vested and expected to vest as of December 31, 2017	8,545,759	4.72	7.01	—
Exercisable as of December 31, 2017	6,332,380	4.99	6.35	—

The weighted average grant-date fair value of the options granted in 2015 was $3.44 per share. The fair value of the options granted in 2017 was $1.75 per share. For the year ended December 31, 2015, 2016 and 2017, the Company recorded compensation expenses of $4,025,809, $5,576,034 and $2,674,454 for the share options granted to the Group’s employees and recorded deemed distribution to E-House of $1,070,383, $883,286 and $78,245 for the share options granted to E-House’s employees, respectively. During the years ended December 31, 2015, 2016 and 2017, 196,185, 66,424 and nil options were exercised having a total intrinsic value of $949,907, $43,253 and nil, respectively.

As of December 31, 2017, there was $4,564,890 of total unrecognized compensation expense related to unvested share options granted under the Leju Plan. That cost is expected to be recognized over a weighted-average period of 1.61 years.

Restricted Shares:

Restricted shares are restricted from voting or receiving dividend until the shares are vested based on the stipulated service periods as set out in the award agreements.

On March 18, 2014, the Company granted 866,000 restricted shares to certain employees, directors and officers of the Group. Each restricted share would vest ratably at each grant date anniversary over a period of three years. On August 21, 2014, the Company granted 229,400 restricted share to certain employees of the Group. Each restricted share would vest over eight months.

A summary of restricted share activities under the Leju Plan during the year ended December 31, 2017 is presented below:

	Number of Restricted Shares	Weighted Average Grant-date Fair Value
		$
Outstanding, as of January 1, 2017	260,004	11.34
Granted	—
Vested	(260,004)	11.34
Forfeited	—
Outstanding, as of December 31, 2017	—

The total grant date fair value of restricted shares vested in 2015, 2016 and 2017 was $7,179,455, $3,737,772 and $2,948,837, respectively.

For the years ended December 31, 2015, 2016 and 2017, the Company recorded compensation expenses of $5,273,322, $3,248,658 and $666,723 for the restricted shares granted to the Group’s employees and recorded deemed distribution to E-House of $41,580, $34,594 and nil for the share options granted to E-House’s employees, respectively.

As of December 31, 2017, there was no unrecognized compensation expense related to unvested restricted shares granted under the Leju Plan.

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

The Company has used the binomial model to estimate the fair value of the options granted under the Omnigold Plan. The fair value per option was estimated at the date of grant using the following assumptions:

2015
Risk-free rate of return	3.33%
Contractual life of option	10 years
Estimated volatility rate	63.69%
Dividend yield	0.00%

A summary of option activities under the Omnigold Plan during the year ended December 31, 2017 is presented below:

	Number of Options	Exercise Price	Remaining Contractual Term	Aggregate Intrinsic Value of Options
		$
Outstanding, as of January 1, 2017	2,205,000	1.50	8.61
Granted	—
Exercised	—			—
Forfeited	(150,000)	1.50
Outstanding, as of December 31, 2017	2,055,000	1.50	7.61
Vested and expected to vest as of December 31, 2017	2,014,808	1.50	7.61	—
Exercisable as of December 31, 2017	1,480,833	1.50	7.61	—

The grant-date fair value of the options granted in August, 2015 was $0.30 per share. For the year ended December 31, 2015, 2016 and 2017, the Company recorded compensation expenses of $80,577, $226,951 and $183,687.

There were no options exercised during the years ended December 31, 2015, 2016 and 2017.

As of December 31, 2017, there was $128,243 of total unrecognized compensation expense related to unvested share options granted under the Omnigold Plan. That cost is expected to be recognized over a weighted-average period of 0.61 years.

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

On August 2016, following the delisting of E-House Holdings, all the outstanding options and restricted shares of E-House Plan were immediately exercised. Accordingly, any previously unrecognized compensation costs were recognized immediately.

The share-based compensation expense under E-House Plan allocated to the Group were $1,066,477, $1,254,915 and nil for the years ended December 31, 2015, 2016 and, 2017, respectively.

Other Equity Compensation

In September 2014, the Group acquired non-controlling interests from certain employee shareholders. The price premium paid over the fair value of the ordinary shares amounting $4,276,810 was recorded as share-based compensation costs and to be amortized over the required two-year service period. $2,138,404, $1,603,805 and nil stock compensation expense was recognized for the year ended December 31, 2015, 2016 and 2017. As of December 31, 2017, there was no unrecognized compensation expense related to this compensation agreement.

11. Employee Benefit Plans

The Group’s PRC subsidiaries and VIEs are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed $20,413,820, $22,350,656, and $21,542,245 for the years ended December 31, 2015, 2016 and 2017, respectively, for such benefits.

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

The amount of the reserve fund for the Group as of December 31, 2016 and 2017 was $8,294,282 and $8,776,513 respectively.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $34,082,822 and $34,565,053, of which $8,214,564 and $8,772,778 was attributed to general reserve and registered capital of the VIEs, as of December 31, 2016 and 2017, respectively.

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

The following table summarizes the revenue information of the Group:

	Year Ended December 31,
	2015	2016	2017
	$	$	$
E-commerce	420,552,177	419,023,733	234,835,770
Online advertising	134,229,255	117,948,842	113,235,010
Listing	21,022,504	22,538,535	14,461,253
	575,803,936	559,511,110	362,532,033

Geographic

Substantially all of the Group’s revenues from external customers and long-lived assets are located in the PRC.

Major customers

There were no customers from whom revenue accounted for 10% or more of total revenue for the years ended December 31, 2015, 2016 and 2017, respectively.

14. Related Party Balances and Transactions

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
E-House	Under the common control of E-House Holdings until December 30, 2016, and E-House Holdings became largest shareholder since then (Note1).
SINA	SINA has significant influence the Company
Beijing China Real Estate Research Association Technology Ltd. (“CRERAT”)	Mr. Xin Zhou, executive chairman of Leju, is CRERAT’s chairman
Shanghai Yicang Enterprise Management Ltd. (“Yicang”)	Mr. Xin Zhou, executive chairman of Leju, is Yicang’s chairman and ultimate controller
Yunchuang	Mr. Xin Zhou, executive chairman of Leju, is Yunchuang’s ultimate controller
Shanghai Baoku Treasury Culture Development Corporation Ltd. (“Baoku”)	Mr. Xin Zhou, executive chairman of Leju, is Baoku’s ultimate controller.
Shanghai Baoku Information & Technology Ltd. (“Baoku I&T”)	Mr. Xin Zhou, executive chairman of Leju, is Baoku I&T’s ultimate controller.
Shanghai Quanzhuyi Home Furnishing Accessories Ltd. (“QuanZhuYi”)	One of the Group’s investment affiliates and the Group owns 13.5% equity interest
Tencent	A shareholder with significant influence on the Group
Jupai Holdings Ltd. (“Jupai”)	Mr. Xin Zhou, executive chairman of Leju, is Jupai’s director. E-House Holdings has significant influence on Jupai and Leju.

Subsequent to Leju’s IPO, E-House began charging the Group corporate service fees pursuant to agreements entered into in March 2014 in connection with Leju’s IPO. Under these services arrangements, E-House provides various corporate support services to the Group, including general finance and accounting, human resource management, administrative, internal control and internal audit, operational management, legal and information technology. E-House charges the Group a fee based on an estimate of the actual cost incurred to provide such services, which amounted to $6,040,071, $8,585,821 and $5,447,864 for the year ended December 31, 2015, 2016 and 2017, respectively.

During the years ended December 31, 2015, 2016 and 2017, significant related party transactions were as follows:

	Year Ended December 31,
	2015	2016	2017
	$	$	$
Corporate service provided by E-House under services agreements	6,040,071	8,585,821	5,447,864
Online advertising agency fee recognized as cost of revenues purchased from SINA	6,093,974	9,841,434	15,629,868
Online advertising agency fee recognized as cost of revenues purchased from Tencent	—	—	16,349,409
Services purchased from/rental cost paid to E-House	5,927,764	3,570,474	6,473,108
Services purchased from CRERAT	—	56,928	—
Services purchased from BaoKu	—	7,454	—
Services purchased from Jupai	—	—	267,001
Services purchased from Yunchuang	—	—	55,018
Services purchased from Yicang	—	—	185,632
Total services purchased from related parties	18,061,809	22,062,111	44,407,900

Online advertising services provided to CRERAT	3,174	—	—
Online advertising services provided to E-House	28,679	94,548	126,168
Online advertising services provided to SINA	19,899	1,441	—
Online advertising services provided to BaoKu	—	7,752	—
Online advertising services provided to BaoKu I&T	—	140,639	—
Online advertising services provided to Quanzhuyi	—	—	23,603
Total Online advertising services provided to related parties	51,752	244,380	149,771

Loan from E-House (Note A)	—	89,462,593	—
Repayment loan to E-House (Note A)	42,513,286	87,600,000	1,862,593
Business acquisition from Yunchuang	—	—	6,000,000

Note A: The loan from E-House is interest fee and settleable on demand.

The transactions are measured at the amount of consideration established and agreed to by the related parties.

As of December 31, 2016 and 2017, amounts due from related parties were comprised of the following:

	As of December 31,
	2016	2017
	$	$
E-House (1)	6,019,121	—
Yunchuang(2)	—	42,497
Tencent(3)	—	3,743,119
Baoku I&T(2)	—	291,392
Total	6,019,121	4,077,008

As of December 31, 2016 and 2017, amounts due to related parties were comprised of the following:

	As of December 31,
	2016	2017
	$	$
SINA (4)	1,557,078	1,641,198
E-House (1)	—	1,376,955
Yicang(5)	—	74,717
QuanZhuYi(6)	24,271	—
Total	1,581,349	3,092,870

(1)             The amount due to E-House as of December 31, 2017 was primarily for corporate service fees charged to Leju. The balance is interest free and settable on demand.

(2)             The amount due from Yunchuang and Baoku I&T as of December 31, 2017 was the expense paid on behalf.

(3)             The amount due from Tencent as of December 31 2017 represents the rebates of online advertising agency fees prepaid to Tencent.

(4)             The amount due to SINA as of December 31, 2016 and 2017 represents online advertising agency fees payable to SINA.

(5)             The amount due to Yicang as of December 31, 2017 was the payable of rental expense.

(6)             The amount due to QuanZhuYi as of December 31, 2016 represents a cash advance for the marketing services provided by the Group.

The rollforward of the payable to / (receivable from) E-House for the years ended December 31, 2015, 2016 and 2017 is as follows:

		Year Ended December 31,
		2015	2016	2017
		$	$	$
Balance at January 1		1,560,283	7,783,911	(6,019,121)
Loan from E-House	A	—	89,462,593	—
Repayment of loan to E-House	A	(42,513,286)	(87,600,000)	(1,862,593)
Dividend declared to E-House	B	18,738,984	—	—
Dividend paid to E-House	C	(18,738,984)	—	—
Corporate service provided by E-House under services agreements	D	6,040,071	8,585,821	5,447,864
Service provided to E-House	D	(28,679)	(94,548)	(126,168)
Service purchased from E-House	D	5,927,764	3,570,474	6,473,108
Net (payment) receipt	E	36,797,758	(27,727,372)	(2,536,135)
Balance at December 31		7,783,911	(6,019,121)	1,376,955

	As of December 31,
	2016	2017
	$	$
Loan payable to E-House (A)	1,862,593	—
Payables for services fee charged by E-House (D)	—	1,376,955
Receivables for E-House collection on behalf of the Company	(7,881,714)	—
Amounts due to/(from) E-House	(6,019,121)	1,376,955

A.                Represents the movement of the loan payable to E-House

B.                Represent the cash dividend declared by Leju to its shareholder E-House. In March 2015, the Company’s board of directors approved the payment of a cash dividend of $0.20 per ordinary share ($0.20 per ADS) directly from the additional paid-in capital account.

C.                Represent the cash dividend paid to E-House.

D.                Represents the movement of service fees receivable from and payable to E-House.

E.                 Represents the cash flow between the Company and E-House except for the loan from (repaid to) E-House and dividend paid to E-House.

15. Commitments and Contingencies

(a) Operating lease commitments

The Group has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from one to 96 months and are renewable upon negotiation. Rental expenses were $10,078,033, $9,984,844 and $9,982,604, for the years ended December 31, 2015, 2016 and 2017, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2017 were as follows:

Year Ended December 31	Amount
$
2018	9,178,430
2019	7,909,968
2020	6,353,150
2021	2,140,406
2022	205,760
Then thereafter	617,280
Total	26,404,994

(b) Contingencies

The Group is subject to claims and legal proceedings that arise in the ordinary course of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Group. The Group does not believe that any of these matters will have a material effect on its business, assets or operations.

16. Subsequent Events

The Group has performed an evaluation of subsequent events through the date of this report.

On March 21, 2018, the Company granted 1,045,000 options to purchase its ordinary shares, to certain of the Group’s employees at an exercise price of $1.55. The options expire ten years from the date of grant and vest over a period of three years.