Form 20-F
period 2018-12-31
Leju Holdings Ltd
filed 2019-04-10
CIK 1596856

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

135,763,962 ordinary shares (excluding the 4,205,458 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan), par value $0.001 per share, as of December 31, 2018.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

•                  “U.S. dollars”, “$”, and “dollars” are to the legal currency of the United States;

•                  “Weibo” are to SINA’s microblog; and

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

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                KEY INFORMATION

A.                                    Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2016, 2017 and 2018 and selected consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our selected consolidated statement of operations data for the fiscal years ended December 31, 2014 and 2015 and our consolidated balance sheet data as of December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements not included in this annual report.

Our selected consolidated financial data also includes certain non-GAAP measures, which are not required by, or presented in accordance with U.S. GAAP, but are included because we believe they are indicative of our operating performance and are used by investors and analysts to evaluate companies in our industry.

Our historical results do not necessarily indicate results expected for any future periods.

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(in thousands of $, except share and per share data)
Selected Consolidated Statement of Operations Data
Revenues
E-commerce	326,680	420,552	419,024	234,836	320,271
Online advertising	155,050	134,229	117,949	113,235	138,372
Listing	14,293	21,023	22,538	14,461	3,388
Total net revenues	496,023	575,804	559,511	362,532	462,031
Cost of revenues	(51,130)	(60,314)	(57,492)	(74,054)	(72,910)
Selling, general and administrative expenses	(366,342)	(475,445)	(521,797)	(434,276)	(402,258)
Goodwill impairment	—	—	—	(41,223)	—
Other operating income, net	2,526	3,568	4,587	3,072	2,163
Income (loss) from operations	81,077	43,613	(15,191)	(183,949)	(10,974)
Income (loss) before income taxes and loss from equity in affiliates	82,429	45,341	(13,444)	(182,155)	(14,107)
Net income (loss)	66,659	34,806	(11,601)	(162,043)	(12,852)
Net income (loss) attributable to Leju Holdings Limited shareholders	66,521	35,330	(9,789)	(160,901)	(13,481)
Earnings (loss) per share:
Basic	0.51	0.26	(0.07)	(1.19)	(0.10)
Diluted	0.50	0.26	(0.07)	(1.19)	(0.10)
Weighted average numbers of shares used in computation:
Basic	129,320,666	134,528,971	135,220,210	135,708,350	135,763,962
Diluted	132,502,100	136,223,974	135,220,210	135,708,350	135,763,962

	As of December 31,
	2014	2015	2016	2017	2018
	(in thousands of $)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	317,811	260,296	274,338	150,968	147,263
Accounts receivable and contract assets, net of allowance for doubtful accounts	119,742	113,991	71,390	80,606	104,834
Total current assets	480,766	485,084	406,386	284,833	280,552
Intangible assets, net	105,419	90,737	78,374	70,631	57,401
Total assets	638,266	626,838	575,867	438,944	416,727
Amounts due to related parties	5,289	10,214	1,581	3,093	3,477
Total current liabilities	197,301	179,607	150,638	163,891	160,381
Total liabilities	223,342	202,605	169,507	181,907	175,161
Total Leju Holdings Limited shareholders’ equity	414,845	424,712	408,469	260,303	244,089

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

We define adjusted net income (loss) as net income (loss) before share-based compensation expense, amortization of intangible assets resulting from business combinations, goodwill impairment, and income tax impact on the share-based compensation expense, amortization of intangible assets resulting from business combinations, and goodwill impairment.

We define adjusted net income (loss) attributable to Leju Holdings Limited shareholders as net income (loss) before share-based compensation expense (net of non-controlling interests), amortization of intangible assets resulting from business combinations (net of non-controlling interests), goodwill impairment (net of non-controlling interests) and income tax impact on the share-based compensation expense, amortization of intangible assets resulting from business combinations, and goodwill impairment.

We determine the tax effect of the items excluded from adjusted net income (loss) and adjusted net income (loss) attributable to Leju Holdings Limited shareholders based upon evaluation of the statutory tax treatment and the applicable tax rate of the jurisdiction in which the pre-tax items were incurred, and for which realization of the resulting tax benefit, if any, is expected. In certain jurisdictions where we do not expect to realize a tax benefit (due to a history of operating losses or other factors resulting in a valuation allowance related to deferred tax assets), a 0% tax rate is applied. The tax rates reflected are appropriate based on the non-GAAP income reflected in the reconciliation table.

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

The following table reconciles our adjusted income (loss) from operations, adjusted net income (loss) and adjusted net income (loss) attributable to Leju Holdings Limited shareholders in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP:

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(in thousands of $)
Income (loss) from operations	81,077	43,613	(15,191)	(183,949)	(10,974)
Share-based compensation expense(1)	11,311	12,585	11,910	3,525	4,058
Amortization of intangible assets resulting from business acquisitions	14,569	12,653	12,329	13,333	13,064
Goodwill impairment	—	—	—	41,223	—
Adjusted income (loss) from operations	106,957	68,851	9,048	(125,868)	6,148
Net income (loss)	66,659	34,806	(11,601)	(162,043)	(12,852)
Share-based compensation expense(1)	11,311	12,585	11,910	3,525	4,058
Amortization of intangible assets resulting from business acquisitions	14,569	12,653	12,329	13,333	13,064
Goodwill impairment	—	—	—	41,223	—
Income tax benefits:
Current	—	—	—	—	—
Deferred(2)	(1,612)	(3,163)	(4,272)	(2,144)	(3,266)
Adjusted net income (loss)	90,927	56,881	8,366	(106,106)	1,004
Net income (loss) attributable to Leju Holdings Limited shareholders	66,521	35,330	(9,789)	(160,901)	(13,481)
Share-based compensation expense (net of non-controlling interests)(1)	11,311	12,576	11,877	3,491	4,038
Amortization of intangible assets resulting from business acquisitions (net of non-controlling interests)	14,415	12,653	12,329	13,333	13,064
Goodwill impairment (net of non-controlling interests)	—	—	—	41,223	—
Income tax benefits (net of non-controlling interests):
Current	—	—	—	—	—
Deferred(2)	(1,573)	(3,163)	(4,272)	(2,144)	(3,266)
Adjusted net income (loss) attributable to Leju Holdings Limited shareholders	90,674	57,396	10,145	(104,998)	355

Note:

(1)         Share-based compensation expense includes share-based compensation expenses recorded by us for our own plans and options granted to our employees under E-House’s share incentive plan.

(2)         Represents the realization of deferred tax liabilities recognized for the temporary difference between the tax basis of intangible assets recognized from acquisitions and their reported amounts in the financial statements. The income tax impact on the share-based compensation expense and goodwill impairment are nil.

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

We conduct our real estate services business primarily in China. Our business depends substantially on conditions in China’s real estate industry and more particularly on the volume of new property transactions in China. Demand for private residential real estate in China has grown rapidly in recent years but such growth is often coupled with volatility and fluctuations in real estate transaction volume and prices. Fluctuations of supply and demand in China’s real estate industry are caused by economic, social, political and other factors. Over the years, governments at both national and local levels have announced and implemented various policies and measures aimed to regulate the real estate market, in some cases to stimulate further development and more purchase of residential real estate units and in other cases to restrict these activities from growing too rapidly. These measures can affect real estate buyers’ eligibility to purchase additional units, their down payment requirements and financing, as well as availability of land to developers and their ability to obtain financing. These measures have affected and continue to affect the conditions of China’s real estate market and cause fluctuations in real estate pricing and transaction volume. See “—Our business may be materially and adversely affected by government measures aimed at China’s real estate industry”. Furthermore, there may be situations in which China’s real estate industry is so active that real estate developers see a reduced need for marketing initiatives and reduce their spending on such initiatives, which could potentially adversely affect our result of operations. To the extent fluctuations in China’s real estate industry adversely affect spending on real estate marketing, our financial condition and results of operations may be materially and adversely affected.

Our business may be materially and adversely affected by government measures aimed at China’s real estate industry.

The real estate industry in China is subject to government regulations, including measures that are intended to control real estate prices. The regulations at both central government level and local government level change from time to time, to either stimulate or depress the real estate market, and it is difficult to foresee the timing or direction of regulatory changes. In the fourth quarter of 2016, local governments in more than 20 cities issued notices to restrict purchases of houses, including Beijing, Shanghai, Shenzhen, Guangzhou and Tianjin. The restrictive measures include, but are not limited to, an adjustment to the percentage of required down payment, more restrictive eligibility requirement imposed on purchasers and a limit on the maximum number of houses one may purchase. During the first quarter of 2017, a new round of restrictive measures at national level has permeated into more than 30 cities, including both first-tier and second-tier cities. For example, first-tier cities such as Beijing and Guangzhou further increased the percentage of required down payment. Meanwhile, a number of second-tier cities such as Hangzhou, Fuzhou, Nanjing, Changsha and Shijiazhuang have set a series of restrictions, including the maximum number of houses one may purchase, the maximum amount of mortgage loan(s) one may borrow, and the percentage of required down payment. In 2017, local governments of both first-tier and second-tier cities have also promulgated various policies to impose restrictions or eligibility requirements on buyers purchasing real estate. In the first three quarters of 2018, central and local governments emphasized the general administrative policy that “housing is for living, not for speculation”, and continuously implemented restrictive policies to curb significant increase of housing price. Furthermore, as a practical method to curb the housing price in China, local governments in certain areas of China have been reviewing the upper price limit of new residential properties for sale with increased scrutiny. If the local government determines, at its own discretion, that the upper price limit of a new residential property in its real estate sale plan is too high, the local government may refuse to approve such sale plan. It is uncertain for how long these measures will remain in effect, and whether the central or local governments will further tighten their policies or adopt new measures that are less restrictive. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate. Our business may be materially and adversely affected as a result of decreased transaction volumes or real estate prices that may result from government policies.

We may fail to compete effectively, which could significantly reduce our market share and materially and adversely affect our business, financial condition and results of operations.

We face competition in each of our primary business activities. Our largest competitor at the national level is fang.com, formerly soufun.com, with which we compete on all of our business lines. We also face various other competitors with whom we may compete on one or more lines of business. For example, we compete with providers for online property listings, including 58.com, which acquired anjuke.com in 2015 and compete with mobile-based providers of news, such as toutiao.com, for our online advertising business. Our competitors may have more established brand names, larger visitor numbers and more extensive distribution channels than we do, either overall, or in specific regions in which we operate.

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

We derive a substantial portion of our revenues from major urban centers in China, including Beijing, Shanghai and Guangzhou. In the year ended December 31, 2018, approximately 31% of our revenues was derived from Beijing, Shanghai and Guangzhou, and more than 13% of our total revenues were derived from Beijing. We expect these three urban centers to continue to be important sources of revenues. If any of these major urban centers experiences an event that negatively impacts the local real estate industry or online advertising, such as a serious economic downturn or contraction, a natural disaster, or slower growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our business and growth prospects could be materially and adversely impacted.

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

Each of our consolidated variable interest entities, including Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu, as well as their respective subsidiaries, is required to obtain and maintain a value-added telecommunications service operating license, or ICP license, from the MIIT or its local counterpart in order to provide internet information services and a business license from the SAIC or its local branches which specifically includes operating advertising business in order to engage in advertising activities in China, to the extent applicable to their respective business. Beijing Leju, Beijing Yisheng Leju Internet Technology Co., Ltd., a subsidiary of Beijing Jiajujiu, and Shanghai Yi Xin, each hold a valid ICP license issued by the local provincial branch of the MIIT for the operation of our value-added telecommunication business. The business scope of the business licenses of Beijing Leju and its subsidiaries which engage in the advertising business includes operating advertising business. These licenses are essential to the operation of our online real estate business. The ICP licenses are subject to annual review by the relevant government authorities. The annual review of ICP licenses and business licenses is for the government authorities to conduct an annual inspection of the status of compliance of the license-holding entity. We have submitted the application documents for the annual review of the ICP licenses. At the time of and for the purpose of the annual review of these licenses, the relevant government authorities did not ask for disclosure of our full corporate structure and thus we did not provide such information. They have not so far expressed any opinion with respect to our corporate structure in connection with these annual reviews.Moreover, the regulations relating to ICP licenses also provide that an ICP license holder must first obtain approvals from, or make filings with, competent counterparts of the MIIT in connection with subsequent updates to its shareholding structure or certain other matters relating to such ICP license holder. We cannot assure you that we will be able to successfully pass the annual review of our ICP licenses, or complete the updating and renewal of the filing records of our ICP licenses with local MIIT counterparts on a timely basis.

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

The newly adopted E-Commerce Law may have an adverse impact on our business, financial conditions and results of operations.

In August 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law generally provides that e-commerce operators must obtain administrative licenses if business activities conducted by the e-commerce operators are subject to administrative licensing requirements under applicable laws and regulations. In addition, the E-Commerce Law imposes a number of new obligations on e-commerce platform operators, including the obligations: (i) to verify and register platform merchants, (ii) to ensure platform cybersecurity, including, but not limited to, data privacy, (iii) to ensure fair dealing and the legitimate rights and interests of consumers on the platform, (iv) to publicize transaction information preservation and transaction rules, and (v) to protect intellectual properties. See “Regulation—Regulations Relating to E-Commerce” for further details. The new regulatory requirements may have an adverse impact on our business and results of operations. As no detailed interpretation and implementation rules have been promulgated, it remains uncertain how the newly adopted E-Commerce Law will be interpreted and implemented. We cannot assure you that our current business operations satisfy the obligations provided under the E-Commerce Law in all respects. If the PRC governmental authorities determine that we are not in compliance with all the requirements proposed under the E-Commerce Law, we may be subject to fines and/or other sanctions.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2018. See “Item 15. Controls and Procedures”. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

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

As of December 31, 2018, we had leased 82 office premises in 51 cities in China, in addition to a branch office in Hong Kong and our principal executive offices in Beijing, China. A number of these leased properties contain defects in the leasehold interests. Such defects include the lack of proper title or right to lease with respect to 30 leased premises, the landlords’ failure to duly register the leases with the relevant PRC government authority with respect to 78 leased premises and the failure to renew lease agreements before the expiration date with respect to 8 leased premises.

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

We have taken steps to cause our landlords to procure valid evidence as to the title or right to lease, to complete the lease registration procedures, as well as to renew lease agreements. However, we cannot assure you that such defects will be cured in a timely manner or at all. Our operations may be interrupted and additional relocation costs may be incurred if we are required to relocate operations affected by such defects.

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

We have entered into a series of agreements with E-House prior to our initial public offering in April 2014 and the terms of such agreements may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. In particular, under the non-competition agreement we have entered into with E-House, we have agreed during a specified non-competition period not to compete with E-House in any business conducted by E-House, other than the provision of real estate e-commerce, online advertising and listing services we have been engaged in. Such contractual limitations restrict our ability to diversify our revenue sources. In addition, pursuant to our master transaction agreement with E-House, we have agreed to indemnify E-House for, among other things, liabilities arising from litigation and other contingencies related to our business and assumed these liabilities as part of our carve-out from E-House. The allocation of assets and liabilities between E-House and us may not reflect the allocation that would have been reached by two unaffiliated parties. Moreover, so long as E-House continues to be our principal shareholder, we may not be able to bring a legal claim against E-House in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other inter-company agreements entered into from time to time.

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

•                  Non-competition arrangements with E-House. We and E-House have each agreed not to compete in each other’s core business. E-House has agreed not to compete with us in the business of providing real estate e-commerce, online advertising and listing services anywhere in the world. We have agreed not to compete with E-House in any other business conducted by E-House, other than the business we are engaged in as described in the prospectus of our initial public offering.

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

Leju Holdings Limited is a Cayman Islands exempted company and a foreign person under PRC law. Due to PRC government restrictions on foreign investment in the internet industry and the uncertainty over administrative practice in advertising industries, we conduct part of our business through contractual arrangements with our affiliated PRC entities. Our e-commerce business with respect to new residential properties is operated through our contractual arrangements with Shanghai Yi Xin and its shareholders. Our e-commerce business with respect to home furnishing is operated through our contractual arrangements with Beijing Jiajujiu and its shareholders. Our online advertising business for new residential properties websites and our secondary listings business are operated through our contractual arrangements with Beijing Leju and its shareholders. Beijing Leju and its subsidiaries, Shanghai Yi Xin, and Beijing Jiajujiu and its subsidiaries and branches hold the licenses and approvals that are essential for our business operations.

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

In 2016, 2017 and 2018, Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective subsidiaries and branches contributed in aggregate 96.7%, 98.7% and 99.5% of our total net revenues, respectively. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective subsidiaries and branches, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective subsidiaries and branches into our consolidated financial statements in accordance with U.S. GAAP.

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

Substantial uncertainties exist with respect to the interpretation and implementation of the newly adopted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The “variable interest entity” structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure.” On March 15, 2019, the PRC National People’s Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

Pursuant to a Circular on Enterprise Income Tax Preferential Treatments issued by the State Administration of Taxation, or SAT, and the Ministry of Finance effective February 2008, as partially amended by a Circular on Enterprise Income Tax Policies for Further Encouraging the Development of the Software Industry and the Integrated Circuit Industry, a qualified software enterprise is eligible to be exempted from income tax for its first two profitable years, followed by a 50% reduction in income tax, to a rate of 12.5%, for the subsequent three years. Shanghai Fangxin, a wholly owned subsidiary of ours, was recognized as a qualified software enterprise and was further approved by the local tax authority in October 2012 to become eligible for being exempted from income tax for 2012 and 2013, followed by a 50% reduction in income tax from 2014 through 2016. Shanghai Fangxin has ceased to enjoy preferential tax treatment starting from 2017. Shanghai SINA Leju was entitled to enjoy a favorable statutory tax rate of 15% for 2013 through 2017 as a “high and new technology enterprise”. Shanghai SINA Leju renewed its qualification of “high and new technology enterprise” in 2018 and is entitled to enjoy a favorable statutory tax rate of 15% from 2018 through 2020. If Shanghai SINA Leju fails to maintain “high and new technology enterprise” status, its applicable enterprise income tax rate may increase to up to 25%. The loss or potential loss of preferential tax treatments enjoyed by Shanghai SINA Leju could have a material and adverse effect on our financial condition and results of operations.

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

The Foreign Investment Industrial Guidance Catalogue, effective April 2015, loosens the restrictions on foreign ownership of the real estate agency and brokerage business in China by removing it from the restricted category for foreign investment. Under the new catalogue, City Rehouse no longer needs the approval of the MOC or its relevant local counterparts for the establishment of, or investment in any new PRC subsidiary with a registered business scope of real estate agency and brokerage services. However, we cannot assure you that the historical non-compliance of City Rehouse not obtaining the requisite government approval would not be found as a violation by relevant PRC government authorities. If the historical non-compliance were found and determined by the relevant PRC government authorities as a violation, our relevant subsidiaries would be subject to warnings, fines or even revocation of its licenses.

In addition, pursuant to the relevant regulations regarding real estate agency and brokerage businesses, a real estate broker must conduct a filing with the real estate administrative authority within 30 days after issuance of its business license. We have completed the filing with the competent local real estate administrative authorities for our 31 PRC operating entities which currently provide support services considered to be real estate agency and brokerage services under the PRC law. In addition, among our other 50 PRC operating entities with the registered business scope of real estate brokerage business which are intended to provide support services to our e-commerce business, we are in the process of making such filings with the relevant local real estate administrative authorities for 9 entities, and are in the process of preparing the relevant application documents with respect to 11 entities which intend to make such filings. For the remaining entities, 2 entities cannot make such filings due to the lack of local government application procedures, 9 entities have terminated their real estate agency and brokerage businesses, and 19 entities are in the process of being liquidated. The requirements of the local real estate administrative authority for such filing may vary in different cities and we cannot assure you that we will be able to complete such filing in a timely manner or at all. If we fail to properly complete such filings, it may limit the ability of the relevant PRC operating entities to provide similar support service to our e-commerce business.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issued the audit reports included in this annual report filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue that U.S. regulators have focused on in recent years. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

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

In 2018, the closing price of our ADSs on the NYSE, varied from a high of $2.35 to a low of $0.96. The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations due to factors beyond our control, such as broad market and industry factors. The securities markets in the United States, China and elsewhere have experienced significant price and volume fluctuations that are not related to the operating performance of particular companies, particularly in recent years. The securities of some PRC-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. Since 2011, some PRC-based companies became targets of short sellers. Any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other PRC companies may also negatively affect the attitudes of investors towards PRC companies in general, including us, regardless of whether we have conducted any inappropriate activities. Although we have confidence in our corporate governance practice and internal control over financial reporting, we cannot assure you that we will not be subject to such attack. Any negative news or perceptions about our corporate governance or accounting practice in the future, regardless of its merits, will negatively affect the trading performance of our ADSs. In addition, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of February 28, 2019, we had 135,763,962 ordinary shares outstanding (excluding the 4,205,458 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan). E-House, SINA and Tencent held an aggregate of approximately 82% of our ordinary shares outstanding as of February 28, 2019. The sale or perceived sale of a substantial amount of our ADSs by any of these principal shareholders could adversely affect the prevailing market price for our ADSs. Such sales or perceived sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. In addition, if we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this, in turn, could have an adverse effect on the price of our ADSs.

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

We will be classified as a “passive foreign investment company”, or “PFIC” for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (as determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (“the asset test”). Although the law in this regard is unclear, we treat our consolidated variable interest entities as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements.

While we believe we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2018 and do not expect to be a PFIC for the current taxable year and the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC for the current taxable year or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs or ordinary shares from time to time (which may be volatile). Furthermore, the determination of whether we will be or become a PFIC will also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes our risk of being classified as a PFIC may substantially increase. It is also possible that the Internal Revenue Service, or the IRS, may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or, becoming classified as, a PFIC for the current or future taxable years. In addition, there can be no assurance our business plans will not change in a manner that will affect our PFIC status.

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

Concurrent with the closing of the merger, Parent, Mr. Zhou, SINA and certain other shareholders of Parent entered into a shareholders agreement, pursuant to which (a) Parent undertakes, among other things, that it will not, directly or indirectly, dispose of any ordinary shares of Leju owned by E-House without the prior written approval of each of Mr. Zhou and SINA, and (b) during the subsequent 18-month period, Parent has an option to repurchase all the equity interest held by SINA in Parent for a consideration consisting of (i) 30% of the total outstanding ordinary shares of Leju at the time of the repurchase and (ii) a cash payment. On December 30, 2016, Parent exercised the option and repurchased all the ordinary shares held by SINA in Parent, for an aggregate consideration comprised of 40,651,187 ordinary shares of Leju and a cash payment of $129,038,150. As a result of the foregoing transactions, E-House has ceased to be our controlling shareholder but has remained a principal shareholder of ours. As of February 28, 2019, E-House owned 47,739,363 ordinary shares and 180,925 ADSs of us, representing approximately 35% of our total outstanding ordinary shares.

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

Following the going-private transaction of E-House and the repurchase from SINA of ordinary shares in Parent as described under “Our Relationship with E-House”, SINA has become a principal shareholder of ours. As of February 28, 2019, SINA owned 42,081,187 ordinary shares and 36,687 ADSs of us, representing approximately 31% of our total outstanding ordinary shares. On March 21, 2017, we entered into a registration rights agreement with SINA, which grants SINA the same registration rights with respect to our ordinary shares as those granted to E-House and Tencent under an investor rights agreement dated March 31, 2014.

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions and Agreements with SINA” for more information.

Our Relationship with Tencent

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

In January 2019, we entered into a series of exclusive advertising agency agreements with Tencent. Pursuant to the exclusive advertising agency agreements, we are the exclusive real property advertising agent of Tencent for selling advertising to real estate advertisers in certain areas of China, including, Tianjin and Sichuan, Anhui, Shanxi, Guangxi and Fujian provinces. In March 2019, we entered into an advertising agency agreement with Tencent, pursuant to which we are the real property advertising agent of Tencent in certain other areas of China.

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions and Agreements with Tencent” for more information.

Corporate Information

Our principal executive offices are located at 15/F, Beijing Shoudong International Plaza, No. 5 Building, Guangqu Home Dongcheng District, Beijing 100022, People’s Republic of China. Our telephone number at this address is +86 10 5895 1000. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. In addition, we have 54 branch offices in mainland China and a branch office in Hong Kong. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

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

Online Advertising. We currently sell advertising primarily on the SINA new residential properties and home furnishing websites, which are operated by us. In addition, we are the exclusive advertising agent for the SINA home page and non-real estate websites with respect to advertising sold to advertisers, including real estate developers and home furnishing suppliers. In the end of 2017, we launched Leju Finance, an online platform which provides information and news on the real estate industry, market, and developers featuring their financial performances. We earn revenue primarily from advertising sales and brand promotion services provided to advertisers, including real estate developers and home furnishing suppliers.

Listing. We offer fee-based online property listing services to real estate agents and free services to individual property sellers. We currently operate the SINA real estate websites for listings of existing residential properties for sale or lease.

We generated total revenues of $559.5 million, $362.5 million and $462.0 million in 2016, 2017 and 2018, respectively. We incurred net loss of $11.6 million, $162.0 million and $12.9 million in 2016, 2017 and 2018, respectively.

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

•                  existing residential property focused websites, including esf.sina.com.cn and esf.leju.com, where viewers are automatically directed to a local website with localized information and services, covering over 299 cities;

•                  home furnishings websites, including jiaju.com, which is a platform for distributors to offer home furnishings to consumers, jiaju.sina.com.cn, which offers information with respect to home furnishing, and 7gz.com (formerly qianggongzhang.com), which is a platform connecting customers with professional contractors; viewers have access to localized information on home furnishing information, offerings and listings of contractors across China through our home furnishing websites; and

•                  real estate media website, including news.leju.com, a B2B platform, which provides information and news on the real estate industry, market and developers featuring their financial performances.

We sell online advertising on each of our self-operated local websites covering 69 cities. We also outsource 308 local websites to third parties that pay us fixed fees for the right to operate the websites. The amount of user traffic on the websites that we own or operate, our ability to achieve user demographic characteristics that are attractive to advertisers, and our ability to demonstrate such user traffic and demographic characteristics through website traffic tracking tools and reporting systems are important factors in maintaining our advertising revenue from websites that we operate directly and fixed fees from websites that we outsource to third parties. We track such data internally and identify cities to convert to direct operations on an ongoing basis.

Mobile Applications

Our major mobile applications include “Leju Home Purchase” (an upgraded version of “Pocket Leju”), “Leju Er Shou Fang”, “Fang Niu Jia”, “Qianggongzhang”, contractor version of “Qianggongzhang”, “Lai Ke”, “Shou Bo” and “Leju Finance”, each of which has version for the iOS and Android operating systems.

•                  Leju Home Purchase, an upgraded version of Pocket Leju, is a comprehensive and professional real estate e-commerce platform. It provides personalized services to consumers and potential buyers of new and existing homes, and potential residential renters. These services include local market news, scheduling home visits, selection, access to purchase discounts, special offer recommendations, local housing price interpretations, purchase guides, property assessment, tax calculation, housing loan calculation and others.

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

•                  Leju Finance is a mobile app, which provides information and news on the real estate industry, market and developers featuring their financial performances.

On March 10, 2014, we entered into a strategic cooperation agreement with Tencent, a provider of comprehensive internet services serving the largest online community in China. Pursuant to the strategic cooperation agreement, we and Tencent have agreed to jointly develop software and tools for use on Weixin to facilitate our opening of Weixin public accounts associated with real estate projects, which we believe will provide real estate information to Weixin users, enable us to better connect with our users through such accounts and expand payment solutions provided to users. We have agreed to adopt Weixin payment solutions as the default payment method for real estate O2O e-commerce transactions conducted by our users on Weixin. We and Tencent have also agreed to explore and pursue additional opportunities for potential cooperation, including but not limited to cooperation involving Tencent’s social communications platform, including Weixin, “QQ” and “mobile QQ”; the social networking service, “Qzone”; and/or certain other Tencent wholly-owned internet properties in China then in operation. Although the strategic cooperation agreement with Tencent expired in March 2018, our cooperation with Tencent has continued and expanded in scope. By December 2018, we had opened over 76,000 project-related official accounts on Weixin. In December 2016, we launched various new advertising products based on cross-utilizing databases in cooperation with Tencent that allows for more accurate targeting of customers for our clients in the real estate and home furnishing industries.

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

E-Commerce

Our e-commerce revenue is primarily derived from the sale of discount coupons for new residential properties that are promoted by developers. We commenced the sale of discount coupons from the first quarter of 2012. In addition, since the third quarter of 2012, we have provided third-party merchants of home furnishing and improvement products and services with the ability to reach consumers through our home furnishing platform, jiaju.com. Our revenues generated from e-commerce services in 2016, 2017 and 2018 were $419.0 million, $234.8 million and $320.3million, respectively, representing 74.9%, 64.8% and 69.3%, respectively, of our total revenues for those periods.

O2O Services for New Residential Properties

Our O2O offering includes selling discount coupons for new residential properties. Our O2O services can be accessed by prospective purchasers through the real estate website of SINA which we operate and our website, leju.com, as well as through our mobile applications. Prospective purchasers can also access our services at show houses for new residential properties and through real estate developers.

Discount Coupons. A discount coupon entitles a purchaser to purchase a property from the property developer at a particular development at a discount from the advertised price. Discount coupons can be purchased by prospective property purchasers online at leju.com and house.sina.com.cn, and their respective local websites as well as offline in showrooms for new property developments. We enter into arrangements with developers whereby we offer O2O services, including the sale of discount coupons, to promote and facilitate property sales. Each such arrangement is specific to a particular development. The arrangement may terminate at a pre-agreed date or continue until all properties at the development have been sold, as agreed in advance by the developer and us. Coupons may expire on a stated expiry date, typically at the end of a promotional period, or when all properties at the development to which the coupon relates have been sold. When a prospective property purchaser purchases a discount coupon as part of our O2O services, the purchaser remits the payment for the coupon to an account maintained by the purchaser with an independent payment platform provider or to Leju’s Alipay or Wexin pay accounts directly. Upon confirmation from a purchaser that a discount coupon is redeemed to purchase property, the payment for the discount coupon is transferred to us. However, if for any reason the coupon is not redeemed, the payment is refunded to the purchaser and we do not earn revenue from the transaction.

The following table sets forth certain operating metrics with respect to our sales of discount coupons for the periods specified.

	Three months ended March 31, 2018	Three months ended June 30, 2018	Three months ended September 30, 2018	Three months ended December 31, 2018
Number of discount coupons issued to prospective purchasers (number of transactions)	19,678	58,252	31,554	34,562
Number of discount coupons redeemed (number of transactions)(1)	13,799	20,888	30,807	24,144

Note:

(1)         The number of discount coupons issued to prospective purchasers that were used by the purchaser to obtain a discount in connection with a property purchase during the period. We recognize revenue from the sale of discount coupons that are redeemed. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies”.

We have entered into arrangements with China Unionpay to use its payment platform to collect payments for discount coupons. The term of this agreement has been extended to 2022. Either party may terminate the agreement upon 30 days written notice to the other party. Under the agreement, China Unionpay provides customers with the ability to make online or on-site payments.

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

Online Advertising

The majority of our online advertising revenues are generated from sale of advertising on real estate and home furnishing websites to advertisers including real estate developers and home furnishing suppliers. Since the second quarter of 2016, we started to generate advertising revenues from our contractor platform 7gz.com. Our revenues generated from advertising services in 2016, 2017 and 2018 were $118.0 million, $113.2 million and $138.4 million, respectively, representing 21.1%, 31.2% and 30.0%, respectively, of our total revenues for those periods.

We operate the SINA real estate website, house.sina.com.cn, and the SINA home furnishings website, jiaju.sina.com.cn, and we are entitled to all advertising revenues from these websites. In addition, pursuant to an agency agreement with SINA, we are the exclusive advertising agent of the SINA homepage and non-real estate websites, for advertising sold to advertisers, including real estate developers and home furnishing suppliers. We are entitled to 85% of the revenue derived from advertising on these other websites. Leveraging SINA’s strong brand recognition, market influence in China’s online space and its large user base, we help real estate advertisers reach their target audiences in many of China’s major cities. Real estate advertisers primarily include real estate developers, agents and brokers as well as suppliers and providers of home furnishing and improvement products and services.

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

In 2019, we entered into a series of advertising agency agreements with Tencent, pursuant to which we are the real property advertising agent of Tencent, including having exclusive advertising rights in certain areas of China. We also generated advertising revenues from various other websites and mobile applications such as Weixin, Weibo, Toutiao and UC Web during 2017 and 2018, respectively. We earn revenue from the sale of online advertising on each of these websites. Revenues for online advertising are typically based on a fixed fee for the period of the advertising and are recognized ratably.

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

Listing

We offer online residential listing services for sales and leases of existing residential properties. Our listing services are currently offered in 8 cities where we maintain a local sales force and in an additional 291 cities where we allow real estate agents to use our platform to post their listings. Our revenues generated from online listing services in 2016, 2017 and 2018 were $22.5 million, $14.5 million and $3.4 million, respectively, representing 4.0%, 4.0% and 0.7%, respectively, of our total revenues for those periods. Real estate brokers use our listing services. Payment of the listing fees entitles them to post multiple listings for properties over the subscription period. Our listing subscription contracts are typically for a term of up to one year with fixed fees payable on a monthly basis. The subscription fees are generally fixed and vary from city to city. Our listing customers submit property listings by logging on to our platform directly. Once a listing has been uploaded to our website, it can be viewed for free by visitors to our website. All visitors to our website have access to listing information free of charge, 24-hours a day. With respect to listings submitted by agents or brokers, the name of the agent or broker appears as a link, offering viewers access to additional listings promoted by the same agent or broker.

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

We have built a sales and marketing team that is experienced in the online advertising, internet and real estate industries. Our sales and marketing team comprised 664 personnel as of December 31, 2018. Our sales and marketing personnel work closely with our customers in local markets and help us gain insight into developments in these local markets, the competitive landscape and new market opportunities, which help us set our prices and strategies for each locality.

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

In 1994, the Standing Committee of the National People’s Congress promulgated the PRC Advertising Law, which was amended in October 2018. In addition, the SAIC and other ministries and agencies have issued regulations that further regulate our advertising business, as discussed below.

Restrictions on Foreign Investment in the Value-Added Telecommunication Industry and Advertising Industry

Restrictions on Foreign Investment in the Value-Added Telecommunication Industry

In September 2000, the State Council promulgated the Telecommunications Regulations, as amended in July 2014 and February 2016, which categorize all telecommunications businesses in China as either basic telecommunications businesses or value-added telecommunications businesses. According to the Classification of Telecommunications Business effective March 1, 2016, internet information services are classified as value-added telecommunications businesses.

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

We mainly use City Rehouse and its subsidiaries to provide support for our e-commerce business. Each subsidiary of City Rehouse has obtained and maintained a business license with such business scope, and 31 of our PRC operating entities have completed the filing with the competent local real estate administrative authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to obtain the approvals or complete the filings required for our real estate agency and brokerage business in China may limit our ability to provide real estate agency and brokerage services or establish new PRC operating entities”.

Regulations relating to E-commerce

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law sets forth a series of requirements on e-commerce platform operators. According to the E-Commerce Law, e-commerce platform operators shall verify and register platform merchants, and cooperate with the market regulatory administrative department and tax administrative department to conduct industry and commerce registrations and tax registrations for merchants. The e-commerce platform operators shall also prepare a contingency plan for cybersecurity events and take technological measures and other measures to prevent online illegal and criminal activities. The E-Commerce Law also expressly requires platform operators to take necessary actions to ensure fair dealing on their platforms to safeguard the legitimate rights and interests of consumers, including to prepare platform service agreements and transaction information record-keeping and transaction rules, to prominently display such documents on the platform’s website, and to keep such information for no less than three years following the completion of a transaction. To legally handle intellectual property infringement disputes, upon receipt of the notice specifying preliminary evidence for alleged infringement, the platform operators are required to take necessary measures in a timely manner, such as deleting, blocking and disconnecting the hyperlinks, terminating transactions and services, and to forward notices to merchants on its platform. If an e-commerce platform operator fails to take necessary measures when it knows or should have known that a merchant on the platform infringes any third-party intellectual property rights, products or services provided by a merchant on its platform do not meet the requirements regarding personal or property safety, or any merchant otherwise impairs the lawful rights and interests of consumers, the e-commerce platform operator will be held jointly liable with the merchants on its platform.

Moreover, the E-Commerce Law imposes a requirement on operators of e-commerce platforms to assist in tax collection with respect to income generated by sellers from transactions conducted on e-commerce platforms, including among others, submitting to the tax authority information on the identities of sellers on e-commerce platforms and other information relating to tax payment. Failure to comply with the requirement may result in operators of e-commerce platform being subject to fines and, in severe circumstances, suspension of business operations of e-commerce platforms.

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

After receiving a trademark registration application, the PRC Trademark Office will make a public announcement with respect to the proposed trademark registration application if the relevant trademark passes the preliminary examination. Any person may, within three months after such public announcement, object to such trademark application. The PRC Trademark Office will then decide who is entitled to the trademark registration, and its decisions may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no objection is filed within three months after the public announcement period or if the objection has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked. As of December 31, 2018, we owned or licensed 308 registered trademarks in China, and had 12 trademark applications in various industry categories pending with the China Trademark Office.

Regulations relating to Employment

Under the PRC Labor Law, PRC Labor Contract Law and its implementing rules, employers must enter into written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Employers in China are required to provide employees with welfare schemes covering pension insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing funds. Pursuant to the Reform Plan for Collection and Management System of National and Local Taxes released by General Office of the Communist Party of China and the State Council on July 20, 2018, all social insurance premiums, such as basic pension insurance premium, basic medical insurance premium, unemployment insurance premium, work-related injury insurance premium and maternity insurance premium, shall be collected uniformly by the relevant tax authorities starting from January 1, 2019. Employers in most cases are also required to provide a severance payment to their employees after their employment relationships are terminated. We have caused all of our full-time employees to enter into written labor contracts with us and provide our employees with the proper welfare and employment benefits.

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

Regulations relating to Foreign Investment

On March 15, 2019, the PRC National People’s Congress adopted the Foreign Investment Law of the PRC, which will become effective on January 1, 2020. Pursuant to the Foreign Investment Law of the PRC, China will grant national treatment to foreign invested entities, except for those foreign-invested entities that operate in “restricted” or “prohibited” industries prescribed in the “negative list”, which shall be released by or approved by the State Council.

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

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, as amended in October 2018, which substantially amends and simplifies the then current foreign exchange procedures. Under SAFE Circular 59, the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account) no longer requires approval by SAFE. Reinvestment of Renminbi proceeds by foreign investors in China no longer requires SAFE approval or verification.

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

C.                                    Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and variable interest entities as of the date of this annual report :

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

As a result of these contractual arrangements, we, through our PRC subsidiaries, have become the primary beneficiary of these PRC entities and account for them as variable interest entities, and consolidate the financial results of these entities into our financial statements in accordance with U.S. GAAP. Substantially all of our revenues are derived from our consolidated variable interest entities and we rely on dividends and service fees paid to us by our PRC subsidiaries and our consolidated variable interest entities in China. Entities apart from our consolidated variable interest entities contributed in aggregate 3.3%, 1.3% and 0.5% of our total net revenues in 2016, 2017 and 2018, respectively. Our operations not conducted through contractual arrangements with the consolidated variable interest entities primarily consist of outsourcing arrangements business, support services for online advertising business and agency services included with our e-commerce business. In 2016, 2017 and 2018, the total amount of service fees that our PRC subsidiaries received from our consolidated variable interest entities under all the service agreements between our PRC subsidiaries and consolidated variable interest entities was $11.3 million, $14.3 million and $10.2 million, respectively. As of December 31, 2018, the amount of service fees payable to us by the consolidated variable interest entities was $79.5 million.

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

However, as advised by Fangda Partners, our PRC legal counsel, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws, rules and regulations, and accordingly, there can be no assurance that the PRC regulatory authorities will not ultimately take a contrary view from that of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC regulatory authorities determine that our contractual arrangements for operating our internet and advertising business in China do not comply with PRC government restrictions on foreign investment in such industries, we could be subject to severe penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our advertising services business and online real estate business in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the internet information service industry, we could be subject to severe penalties” and “—Our ability to enforce the equity pledge agreements between us and the shareholders of Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu may be subject to limitations based on PRC laws and regulations”. In addition, see “Item 3. Key Information —D. Risk Factors — Risks Related to Doing Business In China — Substantial uncertainties exist with respect to the interpretation and implementation of the newly adopted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations”.

D.                                    Property, Plants and Equipment

Our principal executive offices are located at Beijing Shoudong International Plaza, with approximately 5,100 square meters of office space. Our headquarters has been at this location since January 2012. As of December 31, 2018, we leased properties with an aggregate gross floor area of approximately 24,652 square meters for our 54 local offices across China and at our Hong Kong office. Our leased properties mainly consist of office premises, a portion of which are leased from related parties. We believe our existing leased premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

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

E-Commerce. We offer e-commerce services primarily in connection with new residential property sales. Our O2O services for new residential properties include selling discount coupons and facilitating online property viewing, physical property visits and pre-sale customer support. We earn revenue primarily from the sale of discount coupons used for property purchases. Our revenues from e-commerce services in 2016, 2017 and 2018 were $419.0 million, $234.8 million and $320.3 million, respectively, representing 74.9%, 64.8% and 69.3%, respectively, of our total revenues for those periods.

Online Advertising. We currently sell advertising primarily on the SINA new residential properties and home furnishing websites, which are operated by us. In addition, we are the exclusive advertising agent for the SINA home page and non-real estate websites with respect to advertising sold to advertisers, including real estate developers and home furnishing suppliers. We also sell advertising on our contractor platform website and on various mobile applications. Our revenues from online advertising services in 2016, 2017 and 2018 were $118.0 million, $113.2 million and $138.4 million, respectively, representing 21.1%, 31.2% and 30.0%, respectively, of our total revenues for those periods.

Listing. We offer fee-based online property listing services to real estate agents and free services to individual property sellers. We currently operate the SINA real estate websites for listings of existing residential properties for sale or lease. Our revenues from listing services in 2016, 2017 and 2018 were $22.5 million, $14.5 million and $3.4 million, respectively, representing 4.0%, 4.0% and 0.7%, respectively, of our total revenues for those periods.

We generated total revenues of $559.5 million, $362.5 million and $462.0 million in 2016, 2017 and 2018, respectively. We incurred net loss of $11.6 million, $162.0 million and $12.9 million in 2016, 2017 and 2018, respectively.

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

The PRC internet industry

We are an internet company and a majority of our revenue is generated from our e-commerce and online advertising services provided on our websites. Therefore, our results of operations are heavily dependent on the continued development of China’s internet industry. The internet has emerged as an increasingly attractive and cost-effective advertising channel in China. However, the internet industry in China is heavily regulated. PRC laws, rules and regulations cover virtually every aspect of the internet industry, including entry into the industry, the scope of permissible business activities and foreign investment. Furthermore, the PRC government levies business taxes, value-added taxes, surcharges and cultural construction fees on advertising-related sales in China, such as sales of our e-commerce, online advertising, listing and other value-added services. In addition, because one of our PRC subsidiaries currently qualifies as “high and new technology enterprises”, it enjoys tax holidays from the relevant PRC tax authorities or under local governmental policies. The imposition of new laws and regulations, or changes to current laws and regulations, could have a material impact on our business, financial condition and results of operations.

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

Our ability to expand into new geographic areas in China

A significant portion of our revenues is concentrated in China’s major urban centers including Beijing, Shanghai and Guangzhou. We expect them to continue to represent a significant portion of our revenues in the near term. We also may expand into new geographic areas and sectors and increase our market share in areas and sectors where we currently operate. As of December 31, 2018, we had established real estate-related content, search services, marketing and listing coverage of 377 cities across China. Our ability to succeed in newly penetrated cities and cities where we intend to increase our presence will have a substantial impact on our results of operations, and we may incur significant additional operating expenses, including hiring new sales and other personnel, in order to expand our operations.

Selected Statement of Operations Items

Revenues

E-commerce. We offer individual property buyers discount coupons that enable them to purchase specified properties from real estate developers at discounts greater than the face value of the fees charged by us. Discount coupons are collected initially upfront from the property buyers and are refundable at any time before they are used to purchase the specified properties. As such, these fees are recorded in advance from customers in our consolidated balance sheets. We determine our customers to be the individual property buyers and have identified one single performance obligation to be the sale of discount coupons. We determine the sale of discount coupons to be satisfied at a point in time only when the confirmation letters are obtained from our customers that prove the use of the coupons. The transaction price is the face value of the discount coupon fees charged by us which is fixed in the contract with the individual property buyers.

Online advertising. Revenue from online advertising services is principally from online advertising arrangements and keyword advertising arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of our online platforms, in particular formats and over particular periods of time. Keyword advertising arrangements allow advertisers to reach certain customer markets based on particular keywords utilized by them over a particular period of time.

We enter into separate contracts with our customers for online advertising and keyword advertising arrangements and determine our customers to be the advertisers. As such each promise is identified as a separate performance obligation that is recognized ratably over the contract period and when collection is probable. The transaction price is fixed per contract. No rebates or discounts are given to the advertisers.

Listing. Listing services entitle real estate brokers to post and make changes to information for properties in a particular area on the website for a specified period of time, in exchange for a fixed fee.

We determine our customers to be the real estate brokers and have identified a single performance obligation that is recognized over time on a straight-line basis over the contract period of display and when collection is probable. The transaction price is the fixed fee outlined in the contract. No rebates or discounts are given to the real estate brokers.

Cost of revenues

Cost of revenue consists of costs associated with the production of websites, which includes fees paid to third parties for internet connection, content and services, editorial personnel related costs, amortization of intangible assets, depreciation associated with website production equipment and fees paid for advertising resources.

Selling, general and administrative expenses

Selling, general and administrative expenses comprise marketing expenses, compensation and benefits for personnel other than editorial personnel, expenses of third-party professional services, rental payments relating to office and administrative functions and depreciation of property and equipment used in our corporate offices and other administrative expenses. Our selling, general and administrative expenses also include amortization of intangible assets that do not relate to internet content, including our license agreement with SINA. Selling general and administrative expenses also include bad debt expenses. Bad debt can result from developer customers not paying amounts owing to us for services rendered and in cases where third parties to whom we outsource certain websites fail to pay fixed fees owed to us.

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

On June 27, 2018, we granted to certain of our employees and directors options to purchase an aggregate of 4,923,000 ordinary shares at an exercise price of $1.41 per share, pursuant to the Leju Plan. The options expire ten years from the date of grant and vest over a period of three years.

As of February 28, 2019, the aggregate number of our ordinary shares underlying outstanding options granted under the Leju Plan is 13,648,045, and no restricted shares granted under the Leju Plan is outstanding.

In 2018, we recorded compensation expenses of $4.0 million for the options granted to our employees and directors under the Leju Plan, and nil in dividends to E-House for the options granted to employees and directors of E-House under the Leju Plan. As of December 31, 2018, we had $4.5 million of total unrecognized compensation expenses related to unvested share options and restricted shares granted under the Leju Plan, which we expect to be recognize over a weighted-average period of 2.1 years.

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

In 2018, we recorded compensation expenses of $48,215 for the options granted to our employees and directors under the Omnigold Plan. As of December 31, 2018, there was no unrecognized compensation expense given that all share options granted under the Omnigold Plan had been vested.

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

Shanghai Fangxin, our subsidiary in China, was granted software enterprise status, which enables the company to be exempt from 100% of income taxes for 2012 and 2013 and enjoy a 50% reduction in its income tax rate, or a rate of 12.5%, from 2014 through 2016. Shanghai SINA Leju was designated a “high and new technology enterprise” entitled to a favorable statutory tax rate of 15% from 2013 through 2017. Shanghai SINA Leju renewed its qualification of “high and new technology enterprise” in 2018 and is entitled to enjoy a favorable statutory tax rate of 15% from 2018 through 2020.

We have a tax benefit due to losses incurred in past years. Under PRC tax law we are permitted to carry forward losses for up to ten years for entities qualified as a “high and new technology enterprise” and up to five years for entities that do not qualify as a “high and new technology enterprise” . We may have a tax benefit for periods for which we were profitable on a consolidated basis to the extent our consolidated entities that incurred losses during the period were subject to income tax at a higher effective tax rate as compared with consolidated entities that earned profits during the period.

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

	Year Ended December 31,
	2016	2017	2018
	(in thousands of $, except share and per share data)
Revenues:
E-commerce	419,024	234,836	320,271
Online advertising	117,949	113,235	138,372
Listing	22,538	14,461	3,388
Total revenues	559,511	362,532	462,031
Cost of revenues	(57,492)	(74,054)	(72,910)
Selling, general and administrative expenses	(521,797)	(434,276)	(402,258)
Goodwill impairment	—	(41,223)	—
Other operating income	4,587	3,072	2,163
Loss from operations	(15,191)	(183,949)	(10,974)
Interest income	1,313	1,314	1,086
Other income (loss), net	620	480	(4,219)
Loss on disposal of investment or subsidiaries	(186)	—	—
Loss before income taxes and loss from equity in affiliates	(13,444)	(182,155)	(14,107)
Income tax benefits	2,068	20,328	1,334
Loss before equity in affiliates	(11,376)	(161,827)	(12,773)
Loss from equity in affiliates	(225)	(216)	(79)
Net loss	(11,601)	(162,043)	(12,852)
Less: Net income (loss) attributable to non-controlling interest	(1,812)	(1,142)	629
Net loss attributable to Leju Holdings Limited shareholders	(9,789)	(160,901)	(13,481)
Loss per share:
Basic	(0.07)	(1.19)	(0.10)
Diluted	(0.07)	(1.19)	(0.10)
Weighted average numbers of shares used in computation:
Basic	135,220,210	135,708,350	135,763,962
Diluted	135,220,210	135,708,350	135,763,962

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Total revenues. Total revenues increased 27.4% to $462.0 million in 2018 from $362.5 million in 2017, primarily due to the increases in revenues from e-commerce services and online advertising services. E-commerce revenues increased 36.4% to $320.3 million in 2018 from 234.8 million in 2017, primarily due to an increase in the average price per discount coupon redeemed, partially offset by a decrease in the number of discount coupons redeemed. We sold a total of 144,046 discount coupons in 2018, 89,638 of which were redeemed. Online advertising revenues increased 22.2% to $138.4 million in 2018 from $113.2 million in 2017, primarily due to an increase in property developers’ demand for online advertising. Listing revenues decreased 76.6% to $3.4 million in 2018 from $14.5 million in 2017, primarily due to a decrease in demand from secondary real estate brokers.

Cost of revenues. Cost of revenues decreased 1.5% to $72.9 million in 2018 from $74.1 million in 2017, primarily due to decreased staff costs as a result of headcount changes and decreased amortization expenses of intangible assets, partially offset by increased cost of advertising resources purchased from media platforms.

Selling, general and administrative expenses. Selling, general and administrative expenses decreased 7.4% to $402.3 million in 2018 from $434.3 million in 2017, primarily due to decreased staff costs as a result of headcount change, and partially offset by increased marketing expenses related to our e-commerce business.

Goodwill impairment. Goodwill impairment was nil in 2018, compared to $41.2 million in 2017.

Other operating income. Other operating income was $2.2 million in 2018, compared to $3.1 million in 2017, due to decreased cash subsidies received from local governments.

Loss from operations. As a result of the foregoing, we incurred $11.0 million of loss from operations in 2018, compared to loss of $183.9 million in 2017.

Interest income. Interest income was $1.1 million in 2018, compared to $1.3 million in 2017.

Other loss, net. We had other net loss of $4.2 million in 2018, compared to other income of $0.5 million in 2017, primarily due to $3.8 million foreign exchange loss recognized in 2018.

Income tax benefits. Income tax benefits were $1.3 million in 2018, compared to income tax benefits of $20.3 million in 2017, due to the loss before taxes and equity in affiliates of $14.1 million in 2018.

Net loss. As a result of the foregoing, we incurred net loss of $12.9 million in 2018, compared to net loss of $162.0 million in 2017.

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

Income tax benefits. Income tax benefits was $20.3 million in 2017, compared to income tax benefits of $2.1 million in 2016, due to the loss before taxes and equity in affiliates of $182.2 million in 2017.

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

Revenue Recognition

We generate real estate online revenues principally from e-commerce, online advertising, and listing services and enter into separate contracts with its customers under each revenue stream. Revenues are recorded, net of sales related taxes.

We have adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 on January 1, 2018 and have elected to apply it retrospectively for the year ended December 31, 2018.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, we apply the following steps:

•                  Step 1: Identify the contract(s) with a customer

•                  Step 2: Identify the performance obligations in the contract

•                  Step 3: Determine the transaction price

•                  Step 4: Allocate the transaction price to the performance obligations in the contract

•                  Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The full retrospective method requires an entity to present financial statements for all periods as if the new revenue standard had been applied to all prior periods. We concluded that the cumulative effect to the beginning balance of shareholders’ equity as of January 1, 2016 by implementation of the ASC 606 is not significant while we record contract assets when we do not have an unconditional right to consideration for our services rendered. Accounts receivable as of December 31, 2017 was retrospectively adjusted by the amount of $1,410,198 to contract assets as a result of the adoption.

E-commerce

We offer individual property buyers discount coupons that enable them to purchase specified properties from real estate developers at discounts greater than the face value of the fees charged by us. Discount coupons are collected initially upfront from the property buyers and are refundable at any time before they are used to purchase the specified properties. As such, these fees are recorded in advance from customers in our consolidated balance sheets. We determine our customers to be the individual property buyers and have identified one single performance obligation to be the sale of discount coupons. We determine the sale of discount coupons to be satisfied at a point in time only when the confirmation letters are obtained from our customers that prove the use of the coupons. The transaction price is the face value of the discount coupon fees charged by us which is fixed in the contract with the individual property buyers.

Online advertising

Revenue from online advertising services is principally from online advertising arrangements and keyword advertising arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of our online platforms, in particular formats and over particular periods of time. Keyword advertising arrangements allow advertisers to reach certain customer markets based on particular keywords utilized by them over a particular period of time.

We enter into separate contracts with our customers for online advertising and keyword advertising arrangements and determine our customers to be the advertisers. As such each promise is identified as a separate performance obligation that is recognized ratably over the contract period and when collection is probable. The transaction price is fixed per contract. No rebates or discounts are given to the advertisers.

Listing

Listing services entitle real estate brokers to post and make changes to information for properties in a particular area on the website for a specified period of time, in exchange for a fixed fee.

We determine our customers to be the real estate brokers and have identified a single performance obligation that is recognized over time on a straight-line basis over the contract period of display and when collection is probable. The transaction price is the fixed fee outlined in the contract. No rebates or discounts are given to the real estate brokers.

Contract balances

We do not have unconditional right to the consideration for advertising or listing services until all promises have been fulfilled and therefore initially records a contract asset when recognizing revenue. Upon fulfillment of all advertising or listing services, contract assets will be reclassified as a receivable. Contract assets recognized were $1,410,198 and $2,137,107 for the year ended December 31, 2017 and 2018 respectively.

Disaggregation of revenue

In accordance with ASC 606-10-50, we believe the disaggregation of revenue from contracts with customers by E-Commerce, Online advertising and Listing to sufficiently achieve the disclosure objective of depicting how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

Practical Expedients and Exemptions

For our contracts that have an original duration of one year or less, we use the practical expedient applicable to such contracts and have not disclosed the transaction prices for the remaining performance obligations as of the end of the reporting period or when we expect to recognize this revenue.

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

In 2016, 2017 and 2018, entities apart from our consolidated variable interest entities contributed in aggregate 3.3%, 1.3% and 0.5%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with our consolidated variable interest entities primarily consist of outsourcing arrangements business, support services for online advertising business and agency services included with our e-commerce business. The following table sets forth our revenues, cost of revenues and net income for the consolidated variable interest entities and other group entities which are not our consolidated variable interest entities for the years indicated:

	2018
	Variable interest entities	Other entities	Total
		(in thousands of $)
Total revenues	459,945	2,086	462,031
Cost of revenues	(64,238)	(8,672)	(72,910)
Net income (loss)	953	(13,805)	(12,852)

	2017
	Variable interest entities	Other entities	Total
		(in thousands of $)
Total revenues	357,698	4,834	362,532
Cost of revenues	(64,948)	(9,106)	(74,054)
Net loss	(4,454)	(157,589)	(162,043)

	2016
	Variable interest entities	Other entities	Total
		(in thousands of $)
Total revenues	540,838	18,673	559,511
Cost of revenues	(45,642)	(11,850)	(57,492)
Net loss	2,286	(13,887)	(11,601)

As of December 31, 2016, 2017 and 2018, entities apart from our consolidated variable interest entities accounted for an aggregate of 62.2%, 53.9% and 38.7%, respectively, of our total assets. The assets not associated with our consolidated variable interest entities primarily consist of cash, intangible assets and goodwill. The total assets held by the consolidated variable interest entities and other group entities which are not our consolidated variable interest entities were $217.8 million and $358.1 million, respectively, as of December 31, 2016, $202.4 million and $236.5 million, respectively, as of December 31, 2017, and $255.5 million and $161.2 million, respectively, as of December 31, 2018.

Pursuant to contractual arrangements that Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng have with our consolidated variable interest entities, the earnings and cash of our consolidated variable interest entities are used to pay service fees in Renminbi to three of our PRC subsidiaries in the manner and amount set forth in these agreements. After paying the applicable withholding taxes and making appropriations for its statutory reserve requirement, the remaining net profits of our PRC subsidiaries would be available for distribution to our offshore companies. As of December 31, 2018, the net assets of our PRC subsidiaries and our consolidated variable interest entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate $34.9 million. As an offshore holding company of our PRC subsidiaries and consolidated variable interest entities, we may make loans to our PRC subsidiaries and consolidated variable interest entities. Any loans to our PRC subsidiaries are subject to registrations with relevant governmental authorities in China. We may also finance our subsidiaries by means of capital contributions. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries”.

Furthermore, cash transfers from our PRC subsidiaries to our offshore companies are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and our consolidated variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment”. Cash and cash equivalents held by the consolidated variable interest entities was denominated in Renminbi and amounted to RMB619 million ($89.2 million, based on an exchange rate of RMB6.9430 to $1.00 as of December 30, 2016), RMB378 million ($58.1 million, based on an exchange rate of RMB6.5063 to $1.00 as of December 29, 2017), and RMB$597 million ($86.9 million, based on an exchange rate of RMB6.8755 to $1.00 as of December 31, 2018) as of December 31, 2016, 2017 and 2018, respectively.

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

The assumptions with the most significant impact on the fair value of the company are those relating to (i) future operating cash flows, which are forecasted for a five-year period from management’s budget and planning process; (ii) the terminal value, which is included for the period beyond five years from the balance sheet date based on the estimated cash flow in the fifth year and a terminal growth rate of 3%; and (iii) discount rates, which are identified and applied by market-based inputs based on an estimation of weighted average cost of capital considering cost of debt, risk-free rate, equity risk premium, beta, size premium, company-specific risk premium and capital structure. The discount rates used for the year ended December 31, 2016 and 2017 were 16.0% and 16.0%, respectively.

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

Toward the end of the second quarter of 2017, China’s real estate market showed signs of further slowdown under the government’s continued restrictive policies and further credit tightening. Our revenue growth started to slow down as developers became more pessimistic about sales volume and more cautious with their advertising spending. We believed that this resulted in slower than previously expected growth for our business over the next several years. These circumstances prompted our management to perform an interim qualitative and quantitative test on goodwill as of June 30, 2017. Based on the impairment assessment review performed, we concluded that the carrying amount was higher than our fair value and consequently recorded a goodwill impairment of $41.2 million. We had no goodwill balance as of December 31, 2018.

Income tax

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities, and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively.

Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We assess the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. A significant piece of objective negative evidence that we evaluate is the cumulative loss incurred over the three year period ended December 31, 2018. Such objective evidence limits our ability to consider other subjective evidence such as our projections for future growth. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

We only recognize tax benefits related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the amount of tax benefit that we recognize is the largest amount of tax benefit that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain position. We record interest and penalties as a component of income tax expense.

Recent Accounting Pronouncements

See “Notes to Consolidated Financial Statements for the Years Ended December 31, 2016, 2017 and 2018—2. Summary of Principal Accounting Policies—(z) Recently issued accounting pronouncements”.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.6% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
	(in thousands of $)
Net cash provided by (used in) operating activities	35,109	(124,168)	1,692
Net cash provided by (used in) investing activities	(4,316)	(8,112)	806
Net cash used in financing activities	(4,605)	(1,863)	—
Net increase/(decrease) in cash and cash equivalents	14,042	(123,033)	(4,041)
Cash, cash equivalents and restricted cash at the beginning of the year	260,296	274,338	151,305
Cash, cash equivalents and restricted cash at the end of the year	274,338	151,305	147,263

Operating Activities

Net cash provided by operating activities in 2018 was $1.7 million, primarily comprising net loss of $12.9 million adjusted for non-cash transactions including depreciation and amortization of $15.7 million, share-based compensation expenses of $4.1 million, and a $26.1 million decrease in customer deposits, partially offset by a $30.1 million increase in accounts receivable and contract assets.

Net cash used in operating activities in 2017 was $124.2 million, primarily comprising net loss of $162.0 million adjusted for non-cash transactions including goodwill impairment of $41.2 million, depreciation and amortization of $16.5 million, allowance for doubtful accounts of $4.4 million, share-based compensation expenses of $3.5 million, a $22.2 million increase in deferred taxes assets, a $18.8 million increase in accounts receivable and a $5.6 million decrease in other tax payable, partially offset by a $20.3 million increase in other current liabilities.

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

Investing Activities

Net cash provided by investing activities in 2018 was $0.8 million, primarily comprised of $1.8 million for the proceeds from disposal of property and equipment, partially offset by $0.9 million for the purchase of property and equipment as well as intangible assets.

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

Financing Activities

Net cash used in or provided by financing activities in 2018 was nil.

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

As a result, our PRC subsidiaries, consolidated variable interest entities and consolidated variable interest entities’ subsidiaries in China are restricted in their ability to transfer their net assets to us in the form of cash dividends, loans or advances. As of December 31, 2018, the amount of the restricted net assets, which represents registered capital and additional paid-in capital cumulative appropriations made to statutory reserves, was $34.9 million.

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

Capital Expenditure

Our capital expenditures amounted to $4.2 million, $2.5 million and $0.9 million in 2016, 2017 and 2018, respectively. In the past, our capital expenditures consisted principally of purchases of property and equipment and intangible assets used in our operations. We funded our capital expenditures primarily with cash on hand and cash generated from operating activities.

C.                                    Research and Development, Patents and Licenses, etc.

Research and Development

We believe that the continual development of our technology will be vital to maintaining our long-term competitiveness. As of December 31, 2018, we employed 334 software developers and other technology-related personnel. We have developed a technology infrastructure that is specifically used for our real estate and home related internet website services. In addition, we have also developed our proprietary mobile applications including “Leju Home Purchase” (an upgraded version of “Pocket Leju”), “Fang Niu Jia”, “Leju Er Shou Fang”, “Qianggongzhang”, contractor version of “Qianggongzhang”, “Lai Ke” and “Leju Finance”. We plan to further develop new, proprietary mobile applications tailored to the needs of home purchasers, developer partners and real estate agents. We will develop our mobile applications with a focus on enhancing mobile user experience and engagement and to achieve seamless integration with the websites we operate.

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

As of December 31, 2018, we owned 98 registered copyrights, owned or licensed 308 registered trademarks in China, had 12 trademark applications in various industry categories pending with the China Trademark Office, had 1 patent application in China and owned or licensed 188 registered domain names.

We own the software copyrights of our mobile applications “Leju Home Purchase” (an upgraded version of “Pocket Leju”), “Fang Niu Jia”, “Leju Er Shou Fang”, “Qianggongzhang”, contractor version of “Qianggongzhang”, “Lai Ke”, “Shou Bo” and “Leju Finance”. We have registered our software copyrights of substantially all of our mobile applications.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2018 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.                                      Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of $)
Operating Lease Obligations(1)	48,295	9,497	14,428	7,762	16,608

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

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xin Zhou	51	Executive Chairman
Yinyu He	44	Chief Executive Officer
Charles Chao	53	Director
Canhao Huang	61	Director
Martin Chi Ping Lau	45	Director
Zhe Wei	48	Independent Director
David Jian Sun	54	Independent Director
Min Fan	53	Independent Director
Winston Jin Li	52	Independent Director
Hongchao Zhu	59	Independent Director
Qiong Zuo	39	Chief Operating Officer
Li-Lan Cheng	54	Acting Chief Financial Officer

Xin Zhou has served as our Executive Chairman since our inception. He is one of the co-founders of E-House, and has served as E-House’s chairman since its inception. Mr. Zhou served as E-House’s chief executive officer from 2003 to 2009, and has been serving as E-House’s chief executive officer since April 2012. Mr. Zhou currently is a director of Jupai Holdings Limited (NYSE: JP) and an executive director and chairman of E-House (China) Enterprise Holdings Limited (SEHK: 2048). He also served as co-chairman and chief executive officer of E-House’s subsidiary, China Real Estate Information Corporation, from 2009 to April 2012. Mr. Zhou has over 25 years of experience in China’s real estate industry. From 1997 to 2003, he served as director and general manager of Shanghai Real Estate Exchange Co., Ltd., and as deputy general manager of Shanghai Jinfeng Investments Co., Ltd., a company listed on the Shanghai Stock Exchange. Mr. Zhou was named as the “Person of the Year of Chinese Economy” jointly by SINA and People’s Daily in 2016, received the “China Business Leader Award” from the Eighth China Business Leader Forum in 2016, received the “Outstanding Entrepreneur Award” from Enterprise Asia in 2010, awarded the “Special Contribution Award in China’s Real Estate Services Industry” in 2005, and named one of the “ten most influential people in the real estate services industry in 2005” from China City Property Exposition Commission. Mr. Zhou currently serves as vice chairman of China Real Estate Association, director of The Nature Conservancy China, vice chairman of China Real Estate Developers and Investors Associations, and chairman of Real Estate Service Committee of China Real Estate Association. He is also the rotating chairman of Shanghai Entrepreneur Association. Mr. Zhou received his bachelor degree from Shanghai Industrial University in China.

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

Canhao Huang has served as our director since March 2014. Mr. Huang currently serves as a director of E-House and executive director and vice chairman of E-House (China) Enterprise Holdings Limited (SEHK: 2048), an affiliate of E-House. He was E-House’s chief operating officer from September 2007 to December 2009, and vice president from 2000 to 2007. Prior to joining E-House, Mr. Huang served as a manager at Shanghai No. 1 Department Store Co., Ltd. from 1985 to 2000. Mr. Huang received a bachelor’s degree from Shanghai University.

Martin Chi Ping Lau has served as our director since March 2014. Mr. Lau is an executive director and President of Tencent. He joined Tencent in 2005 as the Chief Strategy and Investment Officer and was responsible for corporate strategies, investments, merger and acquisitions and investor relations. In 2006, Mr. Lau was promoted as President of Tencent to manage the day-to-day operation of Tencent. In 2007, he was appointed as an executive director of Tencent. Prior to joining Tencent, Mr. Lau was an executive director at Goldman Sachs (Asia) L.L.C.’s investment banking division and the Chief Operating Officer of its Telecom, Media and Technology Group. Prior to that, he worked at McKinsey & Company, Inc. as a management consultant. Mr. Lau currently serves as a non-executive director of Kingsoft Corporation Limited, an Internet based software developer, distributor and software service provider listed in Hong Kong, a director of JD.com, Inc. (NASDAQ: JD), a leading online direct sales company in China, a director of Vipshop Holdings Limited (NYSE:VIPS), an online discount retailer company in China, a director of Tencent Music Entertainment Group (formerly known as China Music Corporation) (NYSE: TME), a leading online music entertainment platform in China, and a non-executive director of Meituan Dianping (SEHK: 3690), China’s leading e-commerce platform for services listed in Hong Kong. Mr. Lau received a Bachelor of Science Degree in Electrical Engineering from the University of Michigan, a Master of Science Degree in Electrical Engineering from Stanford University and an MBA Degree from Kellogg Graduate School of Management, Northwestern University.

Zhe Wei has served as our independent director since April 2014. Mr. Wei has over 16 years of experience in both investment and operational management in China. Prior to launching Vision Knight Capital (China) Fund I, L.P., a private equity investment fund in 2011, Mr. Wei was an executive director and chief executive officer of Alibaba.com Limited, a leading worldwide B2B e-commerce company. Mr. Wei was the president, from 2002 to 2006, and chief financial officer, from 2000 to 2002, of B&Q China, a subsidiary of Kingfisher plc, a leading home improvement retailer in Europe and Asia. From 2003 to 2006, Mr. Wei was also the chief representative for Kingfisher’s China sourcing office, Kingfisher Asia Limited. Prior to that, Mr. Wei served as the head of investment banking at Orient Securities Company Limited from 1998 to 2000, and as corporate finance manager at Coopers &Lybrand (now part of PricewaterhouseCoopers) from 1995 and 1998. Mr. Wei was a non-executive director of HSBC Bank (China) Company Limited and The Hongkong and Shanghai Banking Corporation Limited, and was also the vice chairman of China Chain Store & Franchise Association. He was voted as one of “China’s Best CEO” by Finance Asia magazine in 2010. Mr. Wei currently serves as a non-executive director of Informa PLC, a global business-to-business event organizer listed on the London Stock Exchange, an executive director of Zall Development Group Ltd., a company listed on the Hong Kong Stock Exchange, and an independent director of OneSmart International Education Group Limited (NYSE: ONE), a K-12 after-school education company in China listed on the NYSE. Mr. Wei holds a bachelor’s degree in international business management from Shanghai International Studies University and has completed a corporate finance program at London Business School.

David Jian Sun has served as our independent director since April 2014. Mr. Sun has been an executive director and the general manager of BTG Hotels (Group) Co., Ltd. (Shanghai Stock Exchange Stock Code: 600258), a  tourism service company in China, since September 2016. Prior to joining BTG Hotels Group, Mr Sun served as an executive director and the chief executive office of Home Inns Group, a leading economy hotel chain in China. Mr. Sun has served as an independent director and a member of the compensation committee of eHai Car Services Ltd., an NYSE-listed car service provider. Mr. Sun has served as an independent director and a member of the compensation committee of 111 Inc. (NASDAQ: YI), a leading integrated online and offline healthcare platform in China. Mr. Sun received a bachelor’s degree in management from Shanghai Medical University.

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

Winston Jin Li has served as our independent director since April 2014. Mr. Li was the chief financial officer of Inke Limited, a leading PRC-based mobile live streaming company from March 2018 to February 2019. Mr. Li served as chief financial officer of Sungy Mobile Ltd., a provider of mobile internet products and services in China, from July 2013 to August 2014. From 2004 to 2010, Mr. Li served as an independent director of ZTE Corporation, a large public telecom equipment manufacturing company in China. Mr. Li served as a partner at the Hong Kong office of Linklaters LLP from 2002 to 2004 and an attorney at the Hong Kong office of Skadden Arps Slate Meagher & Flom LLP from 1997 to 2002. Mr. Li received his bachelor’s degree in biochemistry from Peking University and master of science degree from the University of Michigan, Ann Arbor. He received his juris doctor degree from Columbia Law School.

Hongchao Zhu has served as our independent director since March 2017. Mr. Zhu is the managing partner of Shanghai United Law Firm and has been practicing with Shanghai United Law Firm since 1986. Mr. Zhu is a guest professor of East China University of Political Science and Law and Shanghai University, and is also an arbitrator of Shanghai Arbitration Association and China International Economic Trade Arbitration Commission. Mr. Zhu currently serves as an independent director of Jupai Holdings Limited, an NYSE-listed third-party wealth management service provider in China, an independent director of Wonders Information Co., Ltd. (SZSE: 300168), a company listed on Shenzhen Stock Exchange, an independent director of E-House (China) Enterprise Holdings Limited (SEHK: 2048), a company listed on the Hong Kong Stock Exchange, and an independent director of Chiho Environmental Group Limited (SEHK: 00976), a company listed in Hong Kong. Mr. Zhu once served as vice chairman of the All China Bar Association and chairman of the Shanghai Bar Association. Mr. Zhu received his master’s and bachelor’s degrees in law from Fudan University in China.

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

Li-Lan Cheng has served as our acting chief financial officer since June 2017. Mr. Cheng also served as our executive director from March 2014 to March 2017. Mr. Cheng currently serves as the chief operating officer of E-House, a position he has held since April 2012. He was E-House’s chief financial officer from November 2006 to April 2012. Mr. Cheng has been an executive director of E-House (China) Enterprise Holdings Limited (SEHK: 2048), an affiliate of E-House, since March 2018. Prior to joining E-House, Mr. Cheng served as the chief financial officer of SouFun Holdings Limited, a real estate internet company in China, from 2005 to 2006. From 2002 to 2004, Mr. Cheng served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. Mr. Cheng was an assistant director and the head of the Asian transportation sector investment banking group of ABN AMRO Asia from 1997 to 2002. Mr. Cheng is an independent director of 51job, Inc. (Nasdaq: JOBS), a human resource service provider listed on Nasdaq,. and an independent director of LAIX Inc. (NYSE: LAIX), an NYSE-listed artificial intelligence company for English language training. Mr. Cheng received a bachelor’s degree in Economics from Swarthmore College and a Ph.D. degree in Economics from the Massachusetts Institute of Technology. Mr. Cheng is a chartered financial analyst (CFA).

B.                                    Compensation of Directors and Executive Officers

For the year ended December 31, 2018, we paid an aggregate of approximately $1.5 million in cash to our executive officers, and we did not pay any compensation to our directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

As of February 28, 2019, the aggregate number of our ordinary shares underlying outstanding options granted under the Leju Plan is 13,648,045, and no restricted shares granted under the Leju Plan is outstanding.

The following table summarizes, as of February 28, 2019, the options and restricted shares granted under the plan to our executive officers and directors and to other individuals as a group (including certain of our employees and E-House’s employees), without giving effect to the options that were exercised or restricted shares that had vested, if any.

Name	Ordinary Underlying Options/Restricted Shares		Exercise Price(2) ($/Share)	Date of Grant	Date of Expiration(2)
Xin Zhou	360,000	* (1)	4.6	December 1, 2013	N/A
	100,000		5.54	December 14, 2015	December 13, 2025
	60,000		3.24	March 30, 2017	March 29, 2027
	60,000		1.55	March 21, 2018	March 20, 2028
	30,000		1.41	June 27, 2018	June 26, 2028
Yinyu He	720,000		4.6	December 1, 2013	November 30, 2023
	100,000	*	N/A	March 18, 2014	N/A
	120,000		5.54	December 14, 2015	December 13, 2025
	250,000		3.24	March 30, 2017	March 29, 2027
	150,000		1.55	March 21, 2018	March 20, 2028
	150,000		1.41	June 27, 2018	June 26, 2028
Charles Chao	360,000		4.6	December 1, 2013	November 30, 2023
	50,000		5.54	December 14, 2015	December 13, 2025
	60,000		3.24	March 30, 2017	March 29, 2027
	60,000		1.55	March 21, 2018	March 20, 2028
	30,000		1.41	June 27, 2018	June 26, 2028
Canhao Huang	30,000		4.6	December 1, 2013	November 30, 2023
	15,000		5.54	December 14, 2015	December 13, 2025
	30,000		1.55	March 21, 2018	March 20, 2028
	30,000		1.41	June 27, 2018	June 26, 2028
Zhe Wei	60,000	*	N/A	March 18, 2014	N/A
	20,000		5.54	December 14, 2015	December 13, 2025
	30,000		3.24	March 30, 2017	March 29, 2027
	30,000		1.55	March 21, 2018	March 20, 2028
	30,000		1.41	June 27, 2018	June 26, 2028
David Jian Sun	40,000	*	N/A	March 18, 2014	N/A
	15,000		5.54	December 14, 2015	December 13, 2025
	20,000		3.24	March 30, 2017	March 29, 2027
	20,000		1.55	March 21, 2018	March 20, 2028
	20,000		1.41	June 27, 2018	June 26, 2028
Min Fan	40,000	*	N/A	March 18, 2014	N/A
	15,000		5.54	December 14, 2015	December 13, 2025
	20,000		3.24	March 30, 2017	March 29, 2027
	20,000		1.55	March 21, 2018	March 20, 2028
	20,000		1.41	June 27, 2018	June 26, 2028
Winston Jin Li	40,000	*	N/A	March 18, 2014	N/A
	15,000		5.54	December 14, 2015	December 13, 2025
	20,000		3.24	March 30, 2017	March 29, 2027
	20,000		1.55	March 21, 2018	March 20, 2028
	20,000		1.41	June 27, 2018	June 26, 2028
Hongchao Zhu	20,000		4.6	December 1, 2013	November 30, 2023
	10,000		5.54	December 14, 2015	December 13, 2025
	20,000		3.24	March 30, 2017	March 29, 2027
	20,000		1.55	March 21, 2018	March 20, 2028
	20,000		1.41	June 27, 2018	June 26, 2028
Li-Lan Cheng	240,000	*	4.6	December 1, 2013	N/A
	30,000		5.54	December 14, 2015	December 13, 2025
	30,000		3.24	March 30, 2017	March 29, 2027
	100,000		1.55	March 21, 2018	March 20, 2028
	90,000		1.41	June 27, 2018	June 26, 2028
Qiong Zuo	150,000		1.55	March 21, 2018	March 20, 2028
	120,000		1.41	June 27, 2018	June 26, 2028
Other individuals as a group	11,752,587	**	1.41 to 9.68	December 1, 2013 to June 27, 2018	November 30, 2023 to June 26, 2028 or N/A

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

In 2018, our board of directors held meetings or passed unanimous written resolution in lieu of meeting seven times.

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

In 2018, our audit committee held meetings or passed unanimous written resolutions in lieu of meeting five times.

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

In 2018, our compensation committee passed unanimous written resolutions in lieu of meeting once.

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

In 2018, our nominating and corporate governance committee passed unanimous written resolutions in lieu of meeting once.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with such care and diligence that a reasonably prudent person would exercise in comparable circumstances and a duty to exercise the skill they actually possess. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company may in certain circumstances have rights to seek damages if a duty owed by the directors is breached. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

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

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board or their office is otherwise vacated. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from meetings of our board of directors for six consecutive meetings and the board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our memorandum and articles of association.

D.                                    Employees

As of December 31, 2016, 2017 and 2018, we had 5,144, 3,593 and 2,601 employees, respectively. The table sets forth the number of employees by area of business as of December 31, 2018:

	Number of Employees	Percentage of Employees
Sales	664	25.5%
Software Developers and Other Technology-related	334	12.8%
Editorial	533	20.5%
Customer Support	362	14.0%
Corporate Offices	708	27.2%
Total	2,601	100.0%

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

E.                                     Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2019 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5.0% of our ordinary shares.

As of February 28, 2019, we had 135,763,962 ordinary shares issued and outstanding, excluding the 4,205,458 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from February 28, 2019, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Xin Zhou(1)	52,085,996	38.3
Yinyu He(†)	*	*
Charles Chao	*	*
Canhao Huang	*	*
Martin Chi Ping Lau(2)	*	*
Zhe Wei(3)	*	*
Jian Sun(4)	*	*
Min Fan(5)	*	*
Winston Jin Li	*	*
Hongchao Zhu	*	*
Li-Lan Cheng	*	*
Qiong Zuo	*	*
All Directors and Executive Officers as a Group(††)	54,480,938	39.5

Principal Shareholders:
E-House (China) Holdings Limited(6)	47,920,288	35.3
SINA Corporation(7)	42,117,874	31.0
Tencent Holdings Limited(8)	21,231,220	15.6

Notes:

*                 Less than 1% of our total outstanding shares.

(†)         On June 27, 2018, we announced that Mr. Yinyu He has agreed to purchase an aggregate of 6,788,198 ordinary shares of our company from E-House, our principal shareholder, for a total consideration of US$9,299,831. The purchase has not been completed as of the date of this annual report.

(††)  Except where otherwise disclosed in the footnotes below, the business address of each of our directors and executive officers is 15/F, Beijing Shoudong International Plaza, No. 5 Building, Guangqu Home Dongcheng District, Beijing 100022, People’s Republic of China.

(1)         Include (i) 370,833 ordinary shares held by Mr. Xin Zhou, (ii) 203,240 ordinary shares and 2,058,879 ordinary shares represented by 2,058,879 ADSs held by On Chance Inc., or On Chance, a British Virgin Islands company solely owned and controlled by Mr. Zhou, (iii) 889,506 ordinary shares held by Kanrich Holdings Limited, or Kanrich, a British Virgin Islands company solely owned and controlled by Mr. Zhou, (iv) 483,250 ordinary shares held by Jun Heng Investment Limited, or Jun Heng, a British Virgin Islands company owned by Mr. Zhou indirectly through On Chance and controlled by Mr. Zhou, (v) 47,739,363 ordinary shares and 180,925 ordinary shares represented by 180,925 ADSs held by E-House, a wholly owned subsidiary of Parent, and (vi) 160,000 ordinary shares issuable to Mr. Zhou upon exercise of options or vesting of restricted shares within 60 days after February 28, 2019. Parent is a Cayman Islands company wholly owned by Mr. Xin Zhou. To our knowledge, E-House, Mr. Zhou, On Chance, Kanrich and Jun Heng have pledged an aggregate of 24, 437, 513 ordinary shares to SINA.

(2)         The business address of Mr. Martin Chi Ping Lau is 48/F, South Tower, Tencent Binhai Building, Haitian 2nd Road, Nanshan District, Shenzhen, People’s Republic of China.

(3)         The business address of Mr. Zhe Wei is 3301, Kerry Parkside Office Building, 1155 Fangdian Rd., Pudong District, Shanghai, People’s Republic of China.

(4)         The business address of Mr. Jian Sun is No. 124 Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.

(5)         The business address of Mr. Min Fan is Building 18, No. 968 Jin Zhong Road, Changning District, Shanghai 200335, People’s Republic of China.

(6)         Include (i) 47,739,363 ordinary shares and (ii) 180,925 ordinary shares represented by 180,925 ADSs. E-House had been our parent company until December 30, 2016 and is incorporated in the Cayman Islands. The business address of E-House is 11/F, Yinli Building, No. 383 Guangyan Road, Shanghai, 200072, People’s Republic of China. E-House is a wholly owned subsidiary of Parent, which is a Cayman Islands company wholly owned by Mr. Xin Zhou.

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

To our knowledge, as of February 28, 2019, 26,678,904 of our ordinary shares were held by five record holders in the United States, representing approximately 19.1% of our total outstanding shares (including the 4,205,458 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan). One of these holders is JPMorgan Chase Bank, N.A., the depositary of our ADS program, which held 25,961,569 ordinary shares on record, representing approximately 18.5% of our total outstanding shares on record as of February 28, 2019 (including the 4,205,458 ordinary shares issued to it for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

In addition, we have agreed to indemnify E-House against liabilities arising from misstatements or omissions in our SEC filings and from information we provide to E-House specifically for inclusion in E-House’s annual or quarterly reports following the completion of our initial public offering, but only to the extent that the information pertains to us or our business or to the extent E-House provides us prior written notice that the information will be included in its annual or quarterly reports and the liability does not result from the action or inaction of E-House. Similarly, E-House will indemnify us against liabilities with respect to information that E-House provided to us specifically for inclusion in our SEC filings.

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

Furthermore, under the master transaction agreement, we have agreed to use our reasonable best efforts to use the same independent certified public accounting firm selected by E-House and to maintain the same fiscal year as E-House until the first E-House fiscal year-end occurring after the earlier of (i) the first date when E-House no longer owns at least 20% of the voting power of our then outstanding securities and (ii) the first date when E-House ceases to be the largest beneficial owner of our then outstanding voting securities (without considering holdings by certain institutional investors). We also have agreed to use our reasonable best efforts to complete our audit and provide E-House with all financial and other information on a timely basis.

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

E-House charged us a fee based on an estimate of the actual costs incurred to provide services under the offshore and onshore transitional services agreements, which amounted to $8.6 million, $5.4 million and $1.9 million for 2016, 2017 and 2018 respectively.

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

Other Transactions and Agreements with E-House

For the years ended December 31, 2016, 2017 and 2018, we derived revenues in the amount of $94,548, $126,168 and nil from providing online advertising services to E-House. On May 28, 2018, we entered into an agreement with E-House to entrust the operation of our Online Furnishing platform business to E-House. E-House agreed to compensate us for any losses generated from the operation. Likewise, any profit from the operation would be equally shared by us and E-House. The amounts represent compensation receivable from E-House due to losses generated from the operation. As a result, for the year ended December 31, 2018, we recognized $3.4 million for such compensation from E-House, net of selling, general and administrative expenses. Such agreement was terminated on December 20, 2018. For the years ended December 31, 2016, 2017, and 2018, we recognized expenses for services provided by E-House of $3.6 million, $6.5 million and $2.0 million, respectively.

In March 2015, we declared a cash dividend of $0.20 per ordinary share, or $0.20 per ADS, and paid an aggregate of $18.7 million to E-House directly from our additional paid-in capital account in May 2015.

As of December 31, 2016, 2017 and 2018, we had a receivable from E-House of $6.0 million, a payable to E-House of $1.4 million and a receivable from E-House of $0.9 million, respectively.

With respect to our sales of discount coupons for property developments in Beijing, for regulatory reasons the fees for such discount coupons are collected by E-House on our behalf and either remitted to us or used to offset amounts owed by us to E-House. In the past, E-House did not charge any fee or commission for its provision of this service to us.

Loans Outstanding

As of December 31, 2016, 2017 and 2018, we had outstanding loan payables to E-House in the amount of $1.9 million, nil and nil, respectively, which were interest free and settleable on demand. The loans were advanced by E-House primarily for general working capital requirements.

For the years ended December 31, 2016, 2017 and 2018, the largest aggregate amount outstanding under loans made to us by E-House was $89.5 million, $1.9 million and nil, respectively. We took out a loan of $89.5 million from E-house and repaid $87.6 million to E-House during the year ended December 31, 2016. We repaid the remaining $1.9 million to E-House during the year ended December 31, 2017. Transactions and Agreements with SINA

In 2008, SINA reorganized its real estate and home furnishing websites and online real estate advertising business into a separate unit with its own legal entities, management team, advertising operations, systems and physical facilities. Pursuant to the reorganization, SINA and E-House formed a joint venture, China Online Housing, which subsequently became our wholly owned subsidiary in December 2013 as part of a corporate reorganization by E-House. The terms of the joint venture provided China Online Housing with the rights, for an initial term of ten years, to use the E-House real estate information database and operate the SINA real estate and home furnishing websites, including licenses to use SINA’s trademark, domain names, website technologies and certain software.

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

In January 2019, we entered into a series of exclusive advertising agency agreements with Tencent. Pursuant to the exclusive advertising agency agreements, we are the exclusive real property advertising agent of Tencent for selling advertising to real estate advertisers in certain areas of China, including, Tianjin and Sichuan, Anhui, Shanxi, Guangxi and Fujian provinces. In March 2019, we entered into an advertising agency agreement with Tencent, pursuant to which we are the real property advertising agent of Tencent in certain other areas of China.

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

Transactions with Certain Related Customers and Suppliers, Shareholders, Directors and Affiliates

Transactions with Related Customers and Suppliers

Transactions with SINA. As of December 31, 2016, 2017 and 2018, we had a payable balance of $1.6 million, $1.6 million and $2.2 million, respectively, to SINA, representing online advertising resources fee payable to SINA. The total cost recognized for the advertising resources purchased from SINA was $9.8 million, $15.6 million and $19.8 million for the years ended December 31, 2016, 2017 and 2018, respectively. We also derived revenues in the amount of $1,441, nil and nil from providing online advertising services to SINA for the years ended December 31, 2016, 2017 and 2018, respectively.

Transactions with Tencent. As of December 31, 2016, 2017 and 2018, we had a receivable balance of nil, $3.7 million and $5.8 million, respectively, to Tencent, representing online advertising resources fee prepaid to Tencent. The total cost recognized for the advertising resources purchased from Tencent was nil, $16.3 million and $23.5 million for the years ended December 31, 2016, 2017 and 2018, respectively.

Transactions with Beijing China Real Estate Research Association Technology Ltd., or CRERAT. CRERAT is a joint venture formed by E-House with China Real Estate Research Association and China Real Estate Association. As of December 31, 2016, 2017 and 2018, we had no receivable balance from or payable balance to CRERAT. We purchased marketing services from CRERAT of $56,928, nil and nil in 2016, 2017 and 2018, respectively.

Transactions with Shanghai Baoku Treasury Culture Development Corporation Ltd., or Baoku. Baoku is under control of Mr. Xin Zhou, our executive chairman. We purchased marketing services from Baoku of $7,454, nil and nil, respectively, in 2016, 2017 and 2018. We also provided online advertising services to Baoku of $7,752, nil and nil, respectively, in 2016, 2017 and 2018. We had no receivable balance from or payable balance to Baoku as of December 31, 2018.

Transactions with Shanghai Baoku Information & Technology Ltd., or Baoku I&T. Baoku I&T is under control of Mr. Xin Zhou, our executive chairman. We provided online advertising services to Baoku I&T of $140,639, nil and nil, respectively, in 2016, 2017 and 2018 As of December 31, 2016, 2017 and 2018, we had a receivable of nil, $0.3 million and nil from Baoku I&T.

Transactions with Shanghai Quanzhuyi Home Furnishing Accessories Ltd., or Quanzhuyi. Quanzhuyi is one of our investment affiliates and we own 13.5% equity interest in it. We provided online advertising services to Quanzhuyi of nil, $23,603 and nil, respectively, in 2016, 2017 and 2018. As of December 31, 2016, 2017 and 2018, we had a payable balance of $24,271, nil and nil, respectively, to Quanzhuyi.

Transactions with Shanghai Yicang Enterprise Management Co., Ltd., or Yicang. Yicang is controlled by Mr. Xin Zhou, our executive chairman. We rented office from Yicang of $0.2 million and $9,438 in 2017 and 2018, respectively. As of December 31, 2017 and 2018, we had a payable balance of $74,717 and $1,266, respectively.

Transactions with Shanghai Yunchuang Information & Technology Ltd., or Yunchuang. Yunchuang is under control of Mr. Xin Zhou, our executive chairman. We purchased a live-broadcasting application with all its related software copyrights and personnel from Yunchang for a consideration of $6.0 million from Yunchang in 2017, and purchased services of $55,018 and $17,216 in 2017 and 2018, respectively. As of December 31, 2017, we had a receivable from Yunchuang of $42,497, which represents the expenses paid on behalf of Yunchuang. As of December 31, 2018, we had a payable of $7,450, which represents the payable for internet connection fees.

Transactions with Jupai Holdings Ltd., or Jupai. Mr. Xin Zhou, our executive chairman, is a director of Jupai. We purchased services of $0.3 million and $0.2 million from Jupai in 2017 and 2018, respectively. As of December 31, 2017 and 2018, we had no receivable balance from or payable balance to Jupai.

Transactions with E-House (China) Enterprise Holdings Ltd., or E-House Enterprise. Mr. Xin Zhou, our executive chairman, is a director of E-House Enterprise. E-House Enterprise was controlled by E-House prior to 2018. For the year ended 2018, we derived revenues in the amount of $1.9 million from providing online advertising services to E-House Enterprise, and we recognized expenses for services provided by E-House Enterprise of $4.3 million. As of December 31, 2018, we had a payable balance of $1.3 million to E-House Enterprise.

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

Dividend Policy

Subject to our memorandum and articles of association and the laws of the Cayman Islands, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business, our board of directors has complete discretion on whether to distribute dividends. Our shareholders may by ordinary resolution declare a dividend, but not exceeding the amount recommended by our board of directors. Our board of directors intends on paying dividends only to the extent cash is available in the offshore entities. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

In 2018, the trading price of our ADSs on the NYSE ranged from $2.35 to $0.96 per ADS.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended. This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules that differ significantly from those summarized below (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, investors required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement, or other integrated transaction for U.S. federal income tax purposes, or investors that have a functional currency other than the U.S. dollar). In addition, this discussion does not address U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any non-U.S., state, and local tax considerations. Each U.S. holder is urged to consult its tax advisors regarding the U.S. federal, state, local, and non-U.S. tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust; or (B) that has otherwise validly elected to be treated as a U.S. person.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (as determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is unclear, we treat our consolidated variable interest entities as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. If it were determined that we are not the owner of our consolidated variable interest entities for U.S. federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Assuming that we are the owner of our consolidated variable interest entities for U.S. federal income tax purposes, and based upon our current income and assets, we believe we were not a PFIC for the taxable year ended December 31, 2018, and we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we believe we were not a PFIC for the taxable year ended December 31, 2018, and do not expect to be a PFIC for the current taxable year and the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent table years. If we were classified as a PFIC for any year during which a U.S. holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our ADSs or ordinary shares.

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

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or represents a legitimate and sound fair market value. Our ADSs are regularly traded on the NYSE, which is an established securities market in the U.S. Consequently, if our ADSs continue to be listed and regularly traded on the NYSE, we expect that the mark-to-market election would be available to a U.S. holder that holds our ADSs were we to become a PFIC, but no assurances may be given in this regard. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs; and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

To the extent that we need to convert U.S. dollars into Renminbi for our operations, acquisitions or other uses within China, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. To the extent that we seek to convert Renminbi into U.S. dollars, depreciation of the Renminbi against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2018, we had Renminbi- or Hong Kong dollar- denominated cash balances of $136.0 million and U.S. dollar-denominated cash balances of $11.3 million. Assuming we had converted the U.S. dollar-denominated cash balance of $11.3 million as of December 31, 2018 into Renminbi at the exchange rate of $1.00 for RMB6.8755 as of December 31, 2018, this cash balance would have been RMB77.7 million. Assuming a further 1% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB77.0 million as of December 31, 2018. Assuming a 1% depreciation of the Renminbi against the U.S. dollar, this cash balance would have increased to RMB78.5 million as of December 31, 2018.

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

For the year ended December 31, 2018, we received $0.2 million of reimbursement from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

ITEM 13.              DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, our management has concluded that, as of December 31, 2018, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2018, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Years Ended December 31,
	2017	2018
Audit fees(1)	831,331	804,122

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
4.32

English translation of Onshore Transitional Services Agreement, dated March 2014, between Shanghai Real Estate Sales (Group) Co., Ltd. and certain subsidiaries of the Registrant (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.33

English translation of Onshore Cooperation Agreement, dated March 2014, by and among Shanghai Real Estate Sales (Group) Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Shanghai Yi Xin E-Commerce Co., Ltd. and Beijing Jiajujiu E-Commerce Co., Ltd. (incorporated herein by reference to Exhibit 10.33 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.34

Strategic Cooperation Agreement, dated March 10, 2014, between Shanghai Yi Yue Information Technology Co., Ltd. and Shenzhen Tencent Computer Systems Company Limited (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 24, 2014)

4.35

Investor Rights Agreement dated March 31, 2014 between E-House (China) Holdings Limited, THL O Limited and the Registrant (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on April 4, 2014)

4.36

Registration Rights Agreement, dated March 21, 2017, between the Registrant and SINA Corporation (incorporated herein by reference to Exhibit 4.42 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

4.37

English translation of Termination Agreement dated February 16, 2017 between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu and Zuyu Ding (incorporated herein by reference to Exhibit 4.43 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

4.38

English translation of Equity Transfer Agreement dated February 16, 2017 between Xudong Zhu, Zuyu Ding and Yinyu He (incorporated herein by reference to Exhibit 4.44 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

4.39

English translation of Supplemental Agreement dated February 16, 2017 between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Xudong Zhu, Zuyu Ding and Yinyu He (incorporated herein by reference to Exhibit 4.45 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

Exhibit Number	Description of Document
4.40

English translation of Termination Agreement dated March 1, 2017 between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma (incorporated herein by reference to Exhibit 4.46 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

4.41

English translation of Equity Transfer Agreement dated March 1, 2017 between Weijie Ma, Zuyu Ding and Yinyu He (incorporated herein by reference to Exhibit 4.47 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on April 21, 2017)

4.42

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

Date: April 10, 2019

LEJU HOLDINGS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Leju Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Leju Holdings Limited (the “Company”), its subsidiaries and its consolidated variable interest entities (collectively the “Group”) as of December 31, 2017 and 2018, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Group adopted Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, effective January 1, 2018, using the full retrospective transition method.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 10, 2019, expressed an unqualified opinion on the Group’s internal control over financial reporting.

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

Shanghai, the People’s Republic of China

April 10, 2019

We have served as the Group’s auditor since 2013.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Leju Holdings Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Leju Holdings Limited (the “Company”), its subsidiaries and its consolidated variable interest entities (collectively the “Group”) as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Group and our report dated April 10, 2019, expressed an unqualified opinion on those financial statements and included an explanatory paragraph referring to the Group’s adoption of the Accounting Standards Codification Topic 606, Revenue from Contracts with Customers using the full retrospective transition method.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 10, 2019

LEJU HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollar except for share data)

	December 31,
	2017	2018
	As Adjusted[1]
	(Note 2)	(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	150,967,996	147,263,466
Restricted cash	336,690	—
Accounts receivable, net of allowance for doubtful accounts of $21,827,663 and $18,195,382 as of December 31, 2017 and 2018, respectively	79,195,932	102,697,121
Contract assets	1,410,198	2,137,107
Marketable securities	3,077,412	2,466,814
Customer deposits	35,822,756	10,671,689
Prepaid expenses and other current assets	9,945,011	8,620,215
Amounts due from related parties	4,077,008	6,694,579
Total current assets	284,833,003	280,550,991
Property and equipment, net	14,240,120	14,058,327
Intangible assets, net	70,631,146	57,401,177
Investment in affiliates	145,727	62,979
Deferred tax assets, net	67,083,641	62,356,063
Other non-current assets	2,010,712	2,297,489
TOTAL ASSETS	438,944,349	416,727,026

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Leju of $1,771,717 and $225,700 as of December 31, 2017 and 2018, respectively)	2,949,725	803,275
Accrued payroll and welfare expenses (including accrued payroll and welfare expenses of the consolidated VIEs without recourse to Leju of $28,021,779 and $23,622,869 as of December 31, 2017 and 2018, respectively)	37,081,532	30,628,336
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Leju of $25,705,206 and $25,597,112 as of December 31, 2017 and 2018, respectively)	63,380,153	58,029,858
Other tax payable (including other tax payable of the consolidated VIEs without recourse to Leju of $11,166,308 and $11,730,876 as of December 31, 2017 and 2018, respectively)	11,654,145	12,675,205
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Leju of $1,245,000 and $3,862,779 as of December 31, 2017 and 2018, respectively)	3,092,870	3,477,193
Advances from customers (including advance from customers of the consolidated VIEs without recourse to Leju of $10,050,703 and $26,576,831 as of December 31, 2017 and 2018, respectively)	10,564,818	26,872,685
Accrued marketing and advertising expenses (including accrued marketing and advertising expenses of the consolidated VIEs without recourse to Leju of $14,117,697 and $9,439,740 as of December 31, 2017 and 2018, respectively)	18,851,999	14,895,973
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Leju of $15,606,182 and $10,338,171 as of December 31, 2017 and 2018, respectively)	16,315,380	12,998,663
Total current liabilities	163,890,622	160,381,188
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to Leju of $414,505 and $275,223 as of December 31, 2017 and 2018, respectively)	18,016,186	14,779,770

Total liabilities	181,906,808	175,160,958

Commitments and contingencies (Note 14)
Shareholders’ Equity:
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized, 135,763,962 and 135,763,962 shares issued and outstanding, as of December 31, 2017 and 2018, respectively	135,764	135,764
Additional paid-in capital	788,588,692	792,626,535
Accumulated deficit	(515,344,274)	(528,824,801)
Accumulated other comprehensive loss	(13,077,311)	(19,848,006)
Total Leju Holdings Limited Shareholders’ Equity	260,302,871	244,089,492
Non-controlling interests	(3,265,330)	(2,523,424)
Total equity	257,037,541	241,566,068
TOTAL LIABILITIES AND EQUITY	438,944,349	416,727,026

The accompanying notes are an integral part of these consolidated financial statements.

1 Refer to Note 2 for details on the adoption of the new revenue recognition accounting standard and the impact on previously reported results.

LEJU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollar except for share data)

	Year Ended December 31,
	2016	2017	2018
			(Note 2)
Revenues
E-commerce	419,023,733	234,835,770	320,271,080
Online advertising	117,948,842	113,235,010	138,371,646
Listing	22,538,535	14,461,253	3,387,930
Total net revenues	559,511,110	362,532,033	462,030,656
Cost of revenues	(57,491,395)	(74,054,524)	(72,909,834)
Selling, general and administrative expenses	(521,797,022)	(434,275,879)	(402,257,946)
Goodwill impairment	—	(41,222,971)	—
Other operating income, net	4,586,746	3,071,865	2,163,443
Loss from operations	(15,190,561)	(183,949,476)	(10,973,681)
Interest income	1,312,533	1,313,512	1,085,785
Other income (loss), net	619,750	480,495	(4,219,193)
Loss on disposal of investment or subsidiaries	(185,777)	—	—
Loss before taxes and loss from equity in affiliates	(13,444,055)	(182,155,469)	(14,107,089)
Income tax benefits	2,067,739	20,328,252	1,334,340
Loss before loss from equity in affiliates	(11,376,316)	(161,827,217)	(12,772,749)
Loss from equity in affiliates, net of tax of nil	(224,752)	(216,017)	(78,634)
Net loss	(11,601,068)	(162,043,234)	(12,851,383)
Less: Net income (loss) attributable to non-controlling interest	(1,812,229)	(1,142,018)	629,144
Net loss attributable to Leju Holdings Limited shareholders	(9,788,839)	(160,901,216)	(13,480,527)
Loss per share:
Basic	(0.07)	(1.19)	(0.10)
Diluted	(0.07)	(1.19)	(0.10)
Shares used in computation of loss per share
Basic	135,220,210	135,708,350	135,763,962
Diluted	135,220,210	135,708,350	135,763,962

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED

STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. dollar)

	Year Ended December 31,
	2016	2017	2018
			(Note 2)
Net loss	(11,601,068)	(162,043,234)	(12,851,383)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	(16,760,659)	9,136,839	(6,678,452)

Comprehensive loss	(28,361,727)	(152,906,395)	(19,529,835)
Less: Comprehensive income (loss) attributable to non-controlling interests	(1,771,012)	(1,249,102)	721,387

Comprehensive loss attributable to Leju Holdings Limited shareholders	(26,590,715)	(151,657,293)	(20,251,222)

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollar)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Subscription Receivable	Total Leju Holdings Limited Shareholders’ Equity	Non-controlling Interests	Total Equity
	Number
Balance at December 31, 2015	134,930,870	134,931	773,766,165	(343,658,094)	(5,521,547)	(9,200)	424,712,255	(478,974)	424,233,281
Net loss	—	—	—	(9,788,839)	—	—	(9,788,839)	(1,812,229)	(11,601,068)
Capital injection from non-controlling interests	—	—	—	—	—	—	—	296,959	296,959
Disposal of a subsidiary	—	—	—	—	2,189	—	2,189	(189,618)	(187,429)
Share-based compensation	—	—	9,936,112	(917,880)	—	—	9,018,232	33,411	9,051,643
Vesting of restricted shares	506,664	507	1,011,493	—	—	—	1,012,000	—	1,012,000
Exercise of share options	66,424	66	305,484	—	—	9,200	314,750	—	314,750
Foreign currency translation adjustments	—	—	—	—	(16,801,876)	—	(16,801,876)	41,217	(16,760,659)

Balance at December 31, 2016	135,503,958	135,504	785,019,254	(354,364,813)	(22,321,234)	—	408,468,711	(2,109,234)	406,359,477
Net loss	—	—	—	(160,901,216)	—	—	(160,901,216)	(1,142,018)	(162,043,234)
Non-controlling interests recognized in connection with business acquisition	—	—	—	—	—	—	—	59,595	59,595
Share-based compensation	—	—	3,569,698	(78,245)	—	—	3,491,453	33,411	3,524,864
Vesting of restricted shares	260,004	260	(260)	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	9,243,923	—	9,243,923	(107,084)	9,136,839

Balance at December 31, 2017	135,763,962	135,764	788,588,692	(515,344,274)	(13,077,311)	—	260,302,871	(3,265,330)	257,037,541
Net income (loss)	—	—	—	(13,480,527)	—	—	(13,480,527)	629,144	(12,851,383)
Share-based compensation	—	—	4,037,843	—	—	—	4,037,843	20,519	4,058,362
Foreign currency translation adjustments	—	—	—	—	(6,770,695)	—	(6,770,695)	92,243	(6,678,452)
Balance at December 31, 2018	135,763,962	135,764	792,626,535	(528,824,801)	(19,848,006)	—	244,089,492	(2,523,424)	241,566,068

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollar)

	Year Ended December 31,
	2016	2017	2018
	(Note 2)	(Note 2)	(Note 2)
Operating activities:
Net loss	(11,601,068)	(162,043,234)	(12,851,383)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation and amortization	15,006,676	16,544,668	15,705,383
Loss from equity in affiliates	224,752	216,017	78,634
Loss on disposal of investment or subsidiaries	185,777	—	—
Provision for allowance for doubtful accounts	14,797,072	4,399,176	1,892,838
Share-based compensation	10,655,448	3,524,864	4,058,362
Unrealized loss (gain) on marketable securities	(180,112)	(911,873)	606,635
Goodwill impairment	—	41,222,971	—
Others	524,810	681,343	148,593
Changes in operating assets and liabilities:
Accounts receivable	21,945,854	(21,439,538)	(29,397,718)
Contract assets	1,508,834	2,688,194	(698,266)
Marketable securities	(2,001,242)	—	—
Customer deposits	18,887,756	3,456,913	26,142,133
Amounts due from related parties	(7,872,808)	3,804,706	(2,617,571)
Prepaid expenses and other current assets	9,310,657	(1,201,142)	2,490,172
Other non-current assets	17,136	69,531	(211,771)
Accounts payable	1,230,644	1,226,158	(2,061,870)
Accrued payroll and welfare expenses	(3,954,784)	(5,152,301)	(6,198,911)
Income tax payable	(646,293)	(3,068,915)	(5,139,469)
Other tax payable	(15,401,042)	(5,571,572)	1,061,293
Amounts due to related parties	(7,620,658)	1,511,521	384,323
Other current liabilities and accrued expenses	5,507,463	20,269,099	9,944,590
Deferred tax assets	(11,399,496)	(22,152,629)	1,569,233
Deferred tax liabilities	(4,016,850)	(2,242,038)	(3,212,929)
Net cash provided by/(used in) operating activities	35,108,526	(124,168,081)	1,692,301

Investing activities:
Deposits for and purchases of property and equipment and intangible assets	(4,243,386)	(2,526,921)	(946,967)
Cash paid for business acquisitions, net of cash acquired	—	(5,878,393)	—
Cash outflow due to disposal of a subsidiary	(129,643)	—	—
Proceeds from disposal of property and equipment	57,186	293,704	1,753,131
Net cash provided by/(used in) investing activities	(4,315,843)	(8,111,610)	806,164

Financing activities:
Contribution from non-controlling interest shareholders	296,959	—	—
Proceeds of loans from related parties	89,462,593	—	—
Repayment of loans to related parties	(87,600,000)	(1,862,593)	—
Proceeds from exercise of options	314,750	—	—
Acquisition of non-controlling interest of subsidiaries	(7,079,295)	—	—
Net cash used in financing activities	(4,604,993)	(1,862,593)	—

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(12,145,925)	11,109,296	(6,539,685)
Net increase/(decrease) in cash, cash equivalents and restricted cash	14,041,765	(123,032,988)	(4,041,220)
Cash, cash equivalents and restricted cash at the beginning of the year	260,295,909	274,337,674	151,304,686
Cash, cash equivalents and restricted cash at the end of the year	274,337,674	151,304,686	147,263,466
Supplemental disclosure of cash flow information:
Income taxes paid	10,199,779	10,256,545	3,088,070
Non-cash investing and financing activities:
Non-controlling interest recognized in connection with business acquisition	—	59,595	—
Total equity decreased in connection with disposal of a subsidiary	(187,429)	—	—
Decrease in amount due to related party due to vesting of restricted shares	1,012,000	—	—
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	274,337,674	150,967,996	147,263,466
Restricted cash	—	336,690	—
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	274,337,674	151,304,686	147,263,466

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018
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

The following table lists major subsidiaries and the consolidated VIEs of the Company as of December 31, 2018:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Shanghai SINA Leju Information Technology Co., Ltd (“Shanghai SINA Leju”)	08-May-08	PRC	100%
E-House City Re-House Real Estate Agency (Shanghai) Co., Ltd (“City Re-House”)	04-Mar-10	PRC	100%
Shanghai Yi Yue Information Technology Co., Ltd (“Shanghai Yi Yue”)	16-Sep-11	PRC	100%
Beijing Maiteng Fengshun Science and Technology Co., Ltd (“Beijing Maiteng”)	04-Jan-12	PRC	84%
Beijing Yisheng Leju Information Services Co., Ltd. (“Beijing Leju”)	13-Feb-08	PRC	VIE
Shanghai Yi Xin E-Commerce Co., Ltd. (“Shanghai Yi Xin”)	05-Dec-11	PRC	VIE
Beijing Jiajujiu E-Commerce Co., Ltd. (“Beijing Jiajujiu”)	22-Mar-12	PRC	VIE

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

The following financial statement amounts and balances of the Group’s VIEs were included in the accompanying consolidated financial statements, after elimination of inter-company balances and transactions:

	As of December 31,
	2017	2018
	$	$
Cash and cash equivalents	57,745,894	86,850,225
Restricted cash	336,690	—
Accounts receivable, net of allowance for doubtful accounts	67,434,568	101,824,418
Contract assets	1,410,198	2,137,107
Customer deposits	8,648,959	8,941,442
Amounts due from related parties	4,077,008	11,061,430
Other current assets	5,987,132	5,756,953
Total current assets	145,640,449	216,571,575
Total non-current assets	56,767,649	38,951,179
Total assets	202,408,098	255,522,754
Accounts payable	1,771,717	225,700
Accrued payroll and welfare expenses	28,021,779	23,622,869
Income tax payable	25,705,206	25,597,112
Other tax payable	11,166,308	11,730,876
Amounts due to related parties	1,245,000	3,862,779
Advances from customers	10,050,703	26,576,831
Accrued marketing and advertising expenses	14,117,697	9,439,740
Other current liabilities	15,606,182	10,338,171
Total current liabilities	107,684,592	111,394,078
Deferred tax liabilities	414,505	275,223
Total liabilities	108,099,097	111,669,301

	Year Ended December 31,
	2016	2017	2018
	$	$	$
Total net revenues	540,838,424	357,698,260	459,944,563
Cost of revenues	(45,641,656)	(64,947,541)	(64,237,782)
Net income (loss)	2,286,007	(4,453,820)	952,919
Net cash provided by/(used in) operating activities	43,652,445	(33,297,103)	33,053,169
Net cash provided by/(used in) investing activities	(1,945,215)	(2,551,687)	31,110
Net cash used in financing activities	(6,782,336)	—	—

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations or are restricted solely to settle the VIEs’ obligations. The Company has not provided any financial support that it was not previously contractually required to provide to the VIEs.

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include useful lives and valuation of long-lived assets, evaluation of goodwill, allowance for doubtful accounts, assumptions related to share-based compensation arrangements, assumptions related to the consolidation of entities in which the Group holds variable interests and valuation allowance on deferred tax.

(d) Fair value of financial instruments

The Group records its financial assets and liabilities at fair value on a recurring basis. Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

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

There are no assets or liabilities measured at fair value on a nonrecurring basis in 2016, 2017 and 2018.

For cash and cash equivalents, accounts receivable, contract assets, customer deposits, other receivables, accounts payable, other payables, and amounts due from/to related parties, the carrying value approximates its fair value due to its short-term nature.

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

(g) Restricted cash

In 2017, the Group was involved in a lawsuit for the settlement of certain marketing expenses and paid deposits to a restricted bank account monitored by the court. During 2018, the lawsuit was settled and the deposits were returned back to the Group.

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

(i) Customer deposits

The Group provides online real estate e-commerce services for customers. Some real estate developers require the Group to pay an upfront and refundable deposit to obtain the exclusive right to provide e-commerce services for a real estate development project. These deposits are refunded to the Group subject to certain pre-determined criteria specified in the deposit agreement. Customer deposits are recorded as either current or non-current assets based on the Group’s estimate of the date of refund. As of December 31, 2018, all customer deposits are refundable within 12 months and none of them passed the original due date.

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

The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. The Group has not recorded any impairment losses in any of the periods reported. As of December 31, 2017 and 2018, the Group determined that no such events were present.

(k) Property and equipment, net

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Over the shorter of the lease term or their estimated useful lives
Buildings	30 years
Furniture, fixtures and equipment	3-5 years
Motor vehicles	5 years

Gains and losses from the disposal of property and equipment are included in loss from operations.

(l) Intangible assets, net

Acquired intangible assets mainly consist of the advertising agency agreement and license agreements with SINA, customer relationships, and database license are recorded at fair value on the acquisition date. All intangible assets, with the exception of customer relationships, are amortized ratably over the contract period. Intangible assets resulting out of acquired customer relationships are amortized based on the timing of the revenue expected to be derived from the respective customer.

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

(q) Revenue recognition

The Group generates real estate online revenues principally from e-commerce, online advertising, and listing services and enters into separate contracts with its customers under each revenue stream. Revenues are recorded, net of sales related taxes.

The Group has adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 on January 1, 2018 and has elected to apply it retrospectively for the year ended December 31, 2018.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

• Step 1: Identify the contract(s) with a customer

• Step 2: Identify the performance obligations in the contract

• Step 3: Determine the transaction price

• Step 4: Allocate the transaction price to the performance obligations in the contract

• Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The full retrospective method requires an entity to present financial statements for all periods as if the new revenue standard had been applied to all prior periods. The Group concluded that the cumulative effect to the beginning balance of shareholders’ equity as of January 1, 2016 by implementation of the ASC 606 is not significant while the Group records contract assets when the Group does not have an unconditional right to consideration for its services rendered. Accounts receivable as of December 31, 2017 was retrospectively adjusted by the amount of $1,410,198 to contract assets as a result of the adoption.

E-commerce

The Group offers individual property buyers discount coupons that enable them to purchase specified properties from real estate developers at discounts greater than the face value of the fees charged by the Group. Discount coupons are collected initially upfront from the property buyers and are refundable at any time before they are used to purchase the specified properties. As such, these fees are recorded in advance from customers in the Group’s consolidated balance sheets. The Group determines its customers to be the individual property buyers and has identified one single performance obligation to be the sale of discount coupons. The Group determines the sale of discount coupons to be satisfied at a point in time only when the confirmation letters are obtained from its customers that prove the use of the coupons. The transaction price is the face value of the discount coupon fees charged by the Group which is fixed in the contract with the individual property buyers.

Online advertising

Revenue from online advertising services is principally from online advertising arrangements, and keyword advertising arrangements. Online advertising arrangements allow advertisers to place advertisements on particular areas of the Group’s online platforms, in particular formats and over particular periods of time. Keyword advertising arrangements allow advertisers to reach certain customer markets based on particular keywords utilized by them over a particular period of time.

The Group enters into separate contracts with its customers for online advertising and keyword advertising arrangements and determines its customers to be the advertisers. As such each promise is identified as a separate performance obligation that is recognized ratably over the contract period and when collection is probable. The transaction price is fixed per contract. No rebates or discounts are given to the advertisers.

Listing

Listing services entitle real estate brokers to post and make changes to information for properties in a particular area on the website for a specified period of time, in exchange for a fixed fee.

The Group determines its customers to be the real estate brokers and has identified a single performance obligation that is recognized over time on a straight-line basis over the contract period of display and when collection is probable. The transaction price is the fixed fee outlined in the contract. No rebates or discounts are given to the real estate brokers.

Contract balances

The Group does not have unconditional right to the consideration for advertising or listing services until all promises have been fulfilled and therefore initially records a contract asset when recognizing revenue. Upon fulfillment of all advertising or listing services, contract assets will be reclassified as a receivable. Contract assets recognized were $1,410,198 and $2,137,107 for the year ended December 31, 2017 and 2018 respectively.

Disaggregation of revenue

In accordance with ASC 606-10-50, the Group believes the disaggregation of revenue from contracts with customers by E-Commerce, Online advertising and Listing to sufficiently achieve the disclosure objective of depicting how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

Practical Expedients and Exemptions

For the Group’s contracts that have an original duration of one year or less, the Group uses the practical expedient applicable to such contracts and has not disclosed the transaction prices for the remaining performance obligations as of the end of the reporting period or when the Group expects to recognize this revenue.

(r) Cost of revenue

Cost of revenue consists of costs associated with the production of websites, which includes fees paid to third parties for internet connection, content and services, editorial personnel related costs, amortization of intangible assets, depreciation associated with website production equipment and fees paid for advertising resources.

(s) Marketing and advertising expenses

Marketing and advertising expenses consists primarily of targeted online and offline marketing costs for promoting the Group’s e-commerce projects, increasing our visibility and building our brand, such as Leju property visit, sponsored marketing campaigns, online or print advertising, public relations and sponsored events. The Group expenses all marketing advertising costs as incurred and record these costs within “Selling, general and administrative expenses” on the consolidated statements of operations when incurred. The nature of the Group’s direct marketing activities is such that they are intended to attract subscribers for the online advertising and potential property buyers to purchase the discount coupons. The Group incurred marketing and advertising expenses amounting to $345,862,479, $292,076,010 and $300,773,157 for the years ended December 31, 2016, 2017 and 2018, respectively.

(t) Foreign currency translation

The functional currency of the Company is the United States dollar (“U.S. dollar”) and is used as the reporting currency of the Group. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of changes in equity and comprehensive loss.

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

The Group recorded an exchange gain $64,650, exchange loss $619,269 and $3,800,728 for the years ended December 31, 2016, 2017 and 2018, respectively, as a component of other income (loss), net, in the consolidated statements of operations.

(u) Government subsidies

Government subsidies include cash subsidies received by the Company’s subsidiaries and VIEs in the PRC from local governments. These subsidies are generally provided as incentives for conducting business in certain local districts and are typically granted based on the amount of value-added tax, business tax, and income tax payment generated by the Group in certain local districts. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purpose. The local governments have final discretion as to the amount of cash subsidies. Cash subsidies of $4,586,746, $3,071,865 and $2,163,443 were included in other operating income for the years ended December 31, 2016, 2017 and 2018, respectively. Subsidies are recognized when cash is received and when all the conditions for their receipt have been satisfied.

(v) Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and customer deposits. The Group deposits its cash and cash equivalents in the reputable financial institutions.

The Group regularly reviews creditworthiness of its customers, and requires collateral or other security from its customers in certain circumstances when accounts receivables’ aging is over one year. The Group establishes an allowance for doubtful accounts primarily based upon factors surrounding the credit risk of specific customers, including creditworthiness of the clients, aging of the receivables and other specific circumstances related to the accounts. Accounts receivable balances are written off after all collection efforts have been exhausted.

Movement of the allowance for doubtful accounts for accounts receivable is as follows:

	Year Ended December 31,
	2016	2017	2018
	$	$	$
Balance as of January 1	26,350,814	31,160,340	21,827,663
Provisions for doubtful accounts	14,797,072	4,399,176	1,892,838
Write offs	(8,081,575)	(15,325,934)	(4,576,818)
Changes due to foreign exchange	(1,905,971)	1,594,081	(948,301)
Balance as of December 31	31,160,340	21,827,663	18,195,382

The allowance for other receivables in prepaid expenses and other current assets was nil for all periods presented.

Details of the accounts receivable and contract assets from customers accounting for 10% or more of total net accounts receivable and contract assets are as follows:

	As of December 31,
	2017	2018
	$	$
Customer A	24,387,044	50,555,309

(w) Loss per share

Basic loss per share is computed by dividing loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

Diluted loss per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

The following table sets forth the computation of basic and diluted loss per share for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
Net loss attributable to Leju ordinary shareholders—basic and diluted	$(9,788,839)	$(160,901,216)	$(13,480,527)

Weighted average number of ordinary shares outstanding—basic	135,220,210	135,708,350	135,763,962

Weighted average number of ordinary shares outstanding—diluted	135,220,210	135,708,350	135,763,962

Basic loss per share	$(0.07)	$(1.19)	$(0.10)
Diluted loss per share	$(0.07)	$(1.19)	$(0.10)

Diluted loss per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Year Ended December 31,
	2016	2017	2018
Share options and restricted shares	7,746,383	8,818,877	13,776,043

(x) Non-controlling interest

Non-controlling interest classified as a separate line item in the equity section and disclosures in the Company’s consolidated financial statements have distinguished the interest of Leju from the interest of non-controlling interest holders.

(y) Comprehensive loss

Comprehensive loss includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive loss includes net loss and foreign currency translation adjustments.

(z) Recently issued accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right of use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In July 2018 (ASU 2018-11), the FASB further amended the guidance to provide another transition method in addition to the existing transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize an accumulative-effective adjustment to the opening balance of retained earnings in the period of adoption. The Group are implementing an enterprise-wide lease accounting system and are in the process of verifying data in the system that will enable the Group to estimate the amounts of those assets and liabilities. The Group have reviewed all leases and are in the process of reviewing its documentation and conclusions to generate the initial accounting entries upon adoption of the standard. The Group expects the right-of-use asset and lease liability to exceed $36.3 million each.

In June 2016, the FASB issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. This ASU provides more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized. This ASU is effective for annual and interim periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Group is in the process of evaluating the impact on its combined and consolidated financial statements upon adoption.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 eliminates, adds and modifies certain disclosure requirements for fair value measurements. The amendments applicable to the disclosures of changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial year of adoption. This ASU is effective for all entities for fiscal years beginning after December 15, 2019, including interim periods therein. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted, and an entity is also permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until their effective date. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

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

The goodwill mainly reflects the synergies related to cost for sales and distribution and competitive advantages the Group expects to realize from the living-broadcasting App, which do not qualify for separate recognition of intangible assets. The goodwill is not deductible for tax purpose. The acquisition was not material to the Group’s consolidated financial statements for the year ended December 31, 2017, and as such, pro forma results of operations were not presented. Goodwill resulted from this acquisition was assigned to the whole group.

4. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	2017	2018
	$	$
Furniture, fixtures and equipment	12,886,210	11,292,451
Leasehold improvements	6,459,239	2,766,337
Buildings	7,517,133	9,388,136
Motor vehicles	1,668,530	1,078,520

Total	28,531,112	24,525,444
Accumulated depreciation	(14,290,992)	(10,467,117)

Property and equipment, net	14,240,120	14,058,327

Depreciation expenses were $2,579,726, $3,078,955 and $2,465,421 for the years ended December 31, 2016, 2017 and 2018, respectively.

5. Intangible Assets, Net

	As of December 31,		Weighted Average Remaining Amortization Period in Years
	2017	2018
	$	$
Intangible assets subject to amortization are comprised of the following:
Advertising agency agreement with SINA	106,790,000	106,790,000	5.25
License agreements with SINA	80,660,000	80,660,000	5.25
Customer relationship	10,512,212	10,312,159	0.93
Database license	8,300,000	8,300,000	—
Computer software licenses	6,422,913	6,393,997	1.36

	212,685,125	212,456,156	5.05

Less: Accumulated amortization
Advertising agency agreement with SINA	69,451,305	75,506,228
License agreements with SINA	52,888,314	57,391,831
Customer relationship	9,798,432	10,050,553
Database license	8,055,884	8,300,000
Computer software licenses	1,860,044	3,806,367

Intangible assets subject to amortization, net	70,631,146	57,401,177

Total intangible assets, net	70,631,146	57,401,177

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

Amortization expenses were $12,426,950, $13,465,713 and $13,239,962 for the years ended December 31, 2016, 2017 and 2018, respectively. The Group expects to record amortization expenses of $12,718,595, $11,243,687, $10,561,945, $10,558,496 and $10,558,496 for the years ending December 31, 2019, 2020, 2021, 2022 and 2023, respectively.

6. Goodwill

Changes in the carrying amount of goodwill for the years ended December 31, 2016 and 2017 are as follows:

	2016	2017
	$	$
Balance as of January 1	39,807,243	39,018,058
Goodwill recognized upon acquisition (Note 3)	—	1,927,500
Impairment	—	(41,222,971)
Exchange rate translation	(789,185)	277,413

Balance as of December 31	39,018,058	—

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

Based on the quantitative test performed, the Group concluded that the carrying value of the reporting unit exceeded its fair value. Consequently, the entire goodwill in the amount of $41,222,971 was impaired in 2017.

There was no goodwill impairment recognized for the year ended December 31, 2016.

7. Other Income (loss), Net

	Year Ended December 31,
	2016	2017	2018
	$	$	$
Unrealized gain (loss) on marketable securities	180,112	911,873	(606,635)
Foreign exchange gain (loss)	64,650	(619,269)	(3,800,728)
Others	374,988	187,891	188,170

Total	619,750	480,495	(4,219,193)

8. Income Tax

The following table summarizes income (loss) before income taxes incurred in the PRC and outside of the PRC:

	Year Ended December 31,
	2016	2017	2018
	$	$	$
Income (loss) before income taxes:
PRC	8,742,444	(133,775,542)	(2,917,703)
Outside of PRC	(22,186,499)	(48,379,927)	(11,189,386)

Total	(13,444,055)	(182,155,469)	(14,107,089)

The expenses (benefits) for income taxes is comprised of:

	Year Ended December 31,
	2016	2017	2018
	$	$	$
Current Tax
PRC	13,331,921	4,059,702	307,689
Outside of PRC	16,686	6,713	1,667

	13,348,607	4,066,415	309,356

Deferred Tax
PRC	(15,416,346)	(24,394,667)	(1,643,696)
Outside of PRC	—	—	—

	(15,416,346)	(24,394,667)	(1,643,696)

Income tax benefits	(2,067,739)	(20,328,252)	(1,334,340)

The Company is incorporated in the Cayman Islands, which is exempted from tax.

Enterprise Income Tax Law in China applies a statutory 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

Shanghai SINA Leju was granted a high and new technology enterprise (“HNTE”) status and was entitled to enjoy a favorable statutory tax rate of 15% from 2015 through 2017. Shanghai SINA Leju renewed its qualification of “high and new technology enterprise” in 2018 and was entitled to enjoy a favorable statutory tax rate of 15% from 2018 through 2020.

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

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to tax authority’s mistake or due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 ($14,571) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion.

The principal components of the deferred income tax assets/liabilities are as follows:

	As of December 31,
	2017	2018
	$	$
Deferred tax assets:
Accrued salary expenses	9,165,743	7,632,385
Bad debt provision	5,456,916	4,548,846
Net operating loss carry forwards	38,433,490	44,672,205
Advertising expenses	14,315,500	5,750,479
Others	314,127	232,837
Gross deferred tax assets	67,685,776	62,836,752
Valuation allowance	(602,135)	(480,689)
Total deferred tax assets	67,083,641	62,356,063

Deferred tax liabilities:
Intangible assets from acquisition and other assets	18,016,186	14,779,770
Total deferred tax liabilities	18,016,186	14,779,770

The majority deferred tax liabilities were recognized for the temporary differences between the tax basis of intangible assets recognized from acquisitions and their reported amounts in the financial statements.

Movement of the valuation allowance is as follows:

	Year Ended December 31,
	2016	2017	2018
	$	$	$
Balance as of January 1	(654,267)	(192,536)	(602,135)
Additions	(686)	(490,152)	—
Write off	409,467	103,968	96,091
Changes due to exchange rate translation	52,950	(23,415)	25,355
Balance as of December 31	(192,536)	(602,135)	(480,689)

The Group has recognized a valuation allowance against deferred tax assets on tax loss carry forwards of $686, $490,152 and nil for the years ended December 31, 2016, 2017 and 2018, respectively.

The Group assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three year period ended December 31, 2018. Such objective evidence limits the Group’s ability to consider other subjective evidence such as its projections for future growth.

On the basis of this evaluation, as of December 31, 2018, a valuation allowance of $480,689 was recorded to reflect only the portion of the deferred tax assets that is not more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carry forwards period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as the Group’s projections for growth.

Reconciliation between the provision for income tax computed by applying the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2016	2017	2018
PRC income tax rate	25.00%	25.00%	25.00%
Goodwill impairment not deductible for tax purposes	—	(5.66)%	—
Share based compensation expenses not deductible for tax purposes	(19.17)%	(0.48)%	(7.19)%
Other expenses not deductible for tax purposes	(4.30)%	(0.27)%	(2.26)%
Effect of tax holiday	5.19%	(5.46)%	1.18%
Effect of different tax rate of subsidiary operation in other jurisdiction	(2.11)%	(0.59)%	(6.58)%
Effect of different tax rate of DTA and DTL applied	17.58%	—	—
Valuation allowance movement	(0.01)%	(0.27)%	—
Withholding tax	(6.80)%	(1.11)%	(0.69)%
	15.38%	11.16%	9.46%

The aggregate amount and per share effect of the tax holiday are as follows:

	Year Ended December 31,
	2016	2017	2018
	$	$	$
The aggregate dollar effect	697,559	—	166,874
Per share effect—basic	0.01	—	0.00
Per share effect—diluted	0.01	—	0.00

As of December 31, 2017 and 2018, the Group had tax operating loss carry forwards of $188,155,208, and $207,795,259, respectively. The tax operating losses of entities not qualified as HNTE are available for offset against future profits that may be carried forward until calendar year 2022 and 2023, respectively and further to 2027 and 2028, respectively for qualified HNTE according to the public announcement made by the State Administration of Taxation in China in August 2018.

Undistributed earnings of the Company’s PRC subsidiaries of approximately $92,757,472 at December 31, 2018 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings generated after January 1, 2009, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. The amounts of unrecognized deferred tax liabilities for these earnings are in the range of $4,637,874 to $9,275,747, as the withholding tax rate of the profit distribution will be 5% or 10% depends on whether the immediate offshore companies can enjoy the preferential withholding tax rate of 5%.

9. Share-Based Compensation

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

Share Options:

During 2016, there were no options granted under Leju Plan.

During 2017, the Company granted 2,135,000 options to purchase its ordinary shares to certain of the Group’s employees and E-House’s employees at an exercise price of $3.24 per share. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of three years.

During 2018, the Company granted 5,968,000 options to purchase its ordinary shares to certain of the Group’s employees and E-House’s employees at an exercise price from $1.41 to $1.55 per share. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of three years.

The Company has used the binomial model to estimate the fair value of the options granted under the Leju Plan. The fair value per option was estimated at the date of grant using the following assumptions:

	2017	2018
Risk-free rate of return	2.61%	2.96%
Contractual life of option	10 years	10 years
Estimated volatility rate	65.64%	66.34%
Dividend yield	1.00%	1.00%

A summary of option activities under the Leju Plan during the year ended December 31, 2018 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value of Options
		$
Outstanding, as of January 1, 2018	8,818,877	4.69	7.07
Granted	5,968,000	1.43
Exercised	—	—		—
Forfeited	(1,010,834)	3.81
Outstanding, as of December 31, 2018	13,776,043	3.34	7.46
Vested and expected to vest as of December 31, 2018	13,037,961	3.43	7.36	—
Exercisable as of December 31, 2018	6,987,488	4.89	5.74	—

The fair value of the options granted in 2017 was $1.75 per share. The weighted average grant-date fair value of the options granted in 2018 was $0.75 per share. For the year ended December 31, 2016, 2017 and 2018, the Company recorded compensation expenses of $5,576,034, $2,674,454 and $4,010,147 for the share options granted to the Group’s employees and recorded deemed distribution to E-House of $883,286, $78,245 and nil for the share options granted to E-House’s employees, respectively. During the years ended December 31, 2016, 2017 and 2018, 66,424, nil and nil options were exercised having a total intrinsic value of $43,253, nil and nil, respectively.

As of December 31, 2018, there was $4,537,362 of total unrecognized compensation expense related to unvested share options granted under the Leju Plan. That cost is expected to be recognized over a weighted-average period of 2.07 years.

Restricted Shares:

Restricted shares are restricted from voting or receiving dividends until the shares are vested based on the stipulated service periods as set out in the award agreements.

There were no restricted shares granted under Leju Plan in 2016, 2017 and 2018.

The total grant date fair value of restricted shares vested in 2016, 2017 and 2018 was $3,737,772, $2,948,837 and nil, respectively.

For the years ended December 31, 2016, 2017 and 2018, the Company recorded compensation expenses of $3,248,658, $666,723 and nil for the restricted shares granted to the Group’s employees and recorded deemed distribution to E-House of $34,594, nil and nil for the share options granted to E-House’s employees, respectively.

As of December 31, 2017 and 2018, there were no unvested restricted shares under the Leju Plan. As such, there were no unrecognized compensation expenses in relation to these shares. There were no outstanding and exercisable restricted shares as of December 31, 2017 and 2018.

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

There were no options granted under Omnigold Plan in 2016, 2017 and 2018.

A summary of option activities under the Omnigold Plan during the year ended December 31, 2018 is presented below:

	Number of Options	Exercise Price	Remaining Contractual Term	Aggregate Intrinsic Value of Options
		$
Outstanding, as of January 1, 2018	2,055,000	1.50	7.61
Granted	—
Exercised	—			—
Forfeited	(1,120,000)	1.50
Outstanding, as of December 31, 2018	935,000	1.50	6.61
Vested and expected to vest as of December 31, 2018	935,000	1.50	6.61	—
Exercisable as of December 31, 2018	935,000	1.50	6.61	—

For the years ended December 31, 2016, 2017 and 2018, the Company recorded compensation expenses of $226,951, $183,687 and $48,215, respectively.

There were no options exercised during the years ended December 31, 2016, 2017 and 2018.

As of December 31, 2018, there was no unrecognized compensation expense given that all share options granted under the Omnigold Plan had been vested.

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

The share-based compensation expense under E-House Plan allocated to the Group were $1,254,915, nil and nil for the years ended December 31, 2016, 2017 and, 2018, respectively.

Other Equity Compensation

In September 2014, the Group acquired non-controlling interests from certain employee shareholders. The price premium paid over the fair value of the ordinary shares amounting $4,276,810 was recorded as share-based compensation costs and to be amortized over the required two-year service period. $1,603,805, nil and nil stock compensation expense was recognized during the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2016, 2017 and 2018, there were no unrecognized compensation expense since the required service period was expired and all the compensation cost had been fully recognized.

10. Employee Benefit Plans

The Group’s PRC subsidiaries and VIEs are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed $22,350,656, $21,542,245, and $15,096,793 for the years ended December 31, 2016, 2017 and 2018, respectively, for such benefits.

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

The amount of the reserve fund for the Group as of December 31, 2017 and 2018 was $8,776,513 and $ 9,092,951, respectively.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $34,881,491, of which $8,560,025 was attributed to general reserve and registered capital of the VIEs, as of December 31,  2018.

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

The following table summarizes the revenue information of the Group:

	Year Ended December 31,
	2016	2017	2018
	$	$	$
E-commerce	419,023,733	234,835,770	320,271,080
Online advertising	117,948,842	113,235,010	138,371,646
Listing	22,538,535	14,461,253	3,387,930
	559,511,110	362,532,033	462,030,656

Geographic

Substantially all of the Group’s revenues from external customers are located in the PRC.

Major customers

There were no customers from whom revenue accounted for 10% or more of total revenue for the years ended December 31, 2016, 2017 and 2018, respectively.

13. Related Party Balances and Transactions

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
E-House	Under the common control of E-House Holdings until December 30, 2016, and E-House Holdings became largest shareholder since then (Note 1).
SINA	A shareholder with significant influence on the Group
Shanghai Yicang Enterprise Management Ltd. (“Yicang”)	Mr. Xin Zhou, executive chairman of Leju, is Yicang’s chairman and ultimate controller
Beijing China Real Estate Research Association Technology Ltd. (“CRERAT”)	Mr. Xin Zhou, executive chairman of Leju, is CRERAT’s chairman
Yunchuang	Mr. Xin Zhou, executive chairman of Leju, is Yunchuang’s ultimate controller
Shanghai Baoku Treasury Culture Development Corporation Ltd. (“Baoku”)	Mr. Xin Zhou, executive chairman of Leju, is Baoku’s ultimate controller.
Shanghai Baoku Information & Technology Ltd. (“Baoku I&T”)	Mr. Xin Zhou, executive chairman of Leju, is Baoku I&T’s ultimate controller.
Shanghai Quanzhuyi Home Furnishing Accessories Ltd. (“QuanZhuYi”)	One of the Group’s investment affiliates and the Group owns 13.5% equity interest
Tencent Holdings Ltd. or certain of its affiliates (“Tencent”)	A shareholder with significant influence on the Group
Jupai Holdings Ltd. (“Jupai”)	Mr. Xin Zhou, executive chairman of Leju, is Jupai’s director. E-House Holdings has significant influence on Jupai and Leju
E-House (China) Enterprise Holdings Ltd. (“E-House Enterprise”)

Mr. Xin Zhou, executive chairman of Leju, is E-House Enterprise’s executive director and chairman. E-House Enterprise was a subsidiary of E-House before it became a listed company in Hong Kong during 2018

Subsequent to Leju’s IPO, E-House began charging the Group corporate service fees pursuant to agreements entered into in March 2014 in connection with Leju’s IPO. Under these services arrangements, E-House provides various corporate support services to the Group, including general finance and accounting, human resource management, administrative, internal control and internal audit, operational management, legal and information technology. E-House charges the Group a fee based on an estimate of the actual cost incurred to provide such services, which amounted to $8,585,821, $5,447,864 and $1,942,495 for the years ended December 31, 2016, 2017 and 2018, respectively.

During the years ended December 31, 2016, 2017 and 2018, significant related party transactions were as follows:

	Year Ended December 31,
	2016	2017	2018
	$	$	$
Corporate service provided by E-House under service agreements	8,585,821	5,447,864	1,942,495
Online advertising resources fee recognized as cost of revenues purchased from SINA	9,841,434	15,629,868	19,828,784
Online advertising resources fee recognized as cost of revenues purchased from Tencent	—	16,349,409	23,488,344
Services purchased from/rental cost paid to E-House	3,570,474	6,473,108	1,950,976
Services purchased from CRERAT	56,928	—	—
Services purchased from BaoKu	7,454	—	—
Services purchased from E-House Enterprise	—	—	4,269,565
Services purchased from Jupai	—	267,001	236,432
Services purchased from Yunchuang	—	55,018	17,216
Services purchased from Yicang	—	185,632	9,438
Total services purchased from related parties	22,062,111	44,407,900	51,743,250

Online advertising services provided to E-House	94,548	126,168	—
Compensation from E-House (Note A)	—	—	3,425,741
Online advertising services provided to E-House Enterprise	—	—	1,904,027
Online advertising services provided to SINA	1,441	—	—
Online advertising services provided to BaoKu	7,752	—	—
Online advertising services provided to BaoKu I&T	140,639	—	—
Online advertising services provided to Quanzhuyi	—	23,603	—
Total online advertising services provided to related parties	244,380	149,771	5,329,768

Loan from E-House (Note B)	89,462,593	—	—
Repayment loan to E-House (Note B)	87,600,000	1,862,593	—
Business acquisition from Yunchuang	—	6,000,000	—

Note A: On May 28, 2018, the Company entered into an agreement with E-House to entrust the operation of its Online Furnishing platform business to E-House. E-House agreed to compensate the Company for any losses generated from the operation. Likewise, any profit from the operation would be equally shared by the Company and E-House. The amounts represent compensation receivable from E-House due to losses generated from the operation. The compensation was netted of “Selling, general and administrative expenses”. Such agreement was terminated on December 20, 2018.

Note B: The loan from E-House is interest free and can be settled on demand. There were no balances for such nature as of December 31, 2017 and 2018, respectively.

The transactions are measured at the amount of consideration established and agreed to by the related parties.

As of December 31, 2017 and 2018, amounts due from related parties were comprised of the following:

	As of December 31,
	2017	2018
	$	$
E-House (1)	—	894,222
Yunchuang(2)	42,497	—
Tencent (3)	3,743,119	5,800,357
Baoku I&T (2)	291,392	—
Total	4,077,008	6,694,579

As of December 31, 2017 and 2018, amounts due to related parties were comprised of the following:

	As of December 31,
	2017	2018
	$	$
SINA (4)	1,641,198	2,189,086
E-House (1)	1,376,955	—
Yicang (5)	74,717	1,266
Yunchuang (2)	—	7,450
E-House Enterprise (6)	*	1,279,391
Total	3,092,870	3,477,193

(1)         The amount due from E-House as of December 31, 2018 is primarily for compensation receivable from E-House (See Note A) partially offset by the corporate service fees charged from E-House.

The amount due to E-House as of December 31, 2017 was primarily for corporate service fees charged from E-House.

(2)         The amount due to Yunchuang as of December 31, 2018 represents the payable for internet connection fees.

The amount due from Yunchuang and Baoku I&T as of December 31, 2017 was the expense paid on behalf.

(3)             The amount due from Tencent as of December 31, 2017 and 2018 represents the prepaid fee for online advertising resources.

(4)             The amount due to SINA as of December 31, 2017 and 2018 represents payable for online advertising resources fee.

(5)             The amount due to Yicang as of December 31, 2017 and 2018 represents payable for rental expense.

(6)             E-House Enterprise was a subsidiary of E-House before it became a standalone listed company in Hong Kong during 2018. The amount due from E-House Enterprise is $466,722 as of December 31, 2017 which was offset in the amount of due to E-House. In 2018, E-House Enterprise is not a subsidiary of E-House, the amount due to E-House Enterprise is disclosed separately. The amount due to E-House Enterprise as of December 31, 2018 represents payable for marketing service fees.

The rollforward of the payable to / (receivable from) E-House for the years ended December 31, 2016, 2017 and 2018 are as follows:

		Year Ended December 31,
		2016	2017	2018
		$	$	$
Balance at January 1		7,783,911	(6,019,121)	1,376,955
Loan from E-House	(A)	89,462,593	—	—
Repayment of loan to E-House	(A)	(87,600,000)	(1,862,593)	—
Receivable from E-House Enterprise as of January 1, 2018	(B)	—	—	466,722
Corporate service provided by E-House under services agreements	(C)	8,585,821	5,447,864	1,942,495
Service provided to E-House	(C)	(94,548)	(126,168)	—
Service purchased from E-House	(C)	3,570,474	6,473,108	1,950,976
Compensation from E-House	(D)	—	—	(3,425,741)
Net payment	(E)	(27,727,372)	(2,536,135)	(3,205,629)
Balance at December 31		(6,019,121)	1,376,955	(894,222)

	As of December 31,
	2017	2018
	$	$
Payable / (receivable) for service fee (C)	1,376,955	(894,222)
Amounts due to/(from) E-House	1,376,955	(894,222)

(A)            Represents the movement of loan payable to E-House.

(B)            Represents the receivable from E-House Enterprise as of January 1, 2018. E-House Enterprise was no longer a subsidiary of E-House from 2018. Therefore, the amount due from E-House Enterprise as of January 1, 2018 has been carved out from the current period’s reconciliation.

(C)            Represents the movement of service fees receivable from and payable to E-House.

(D)            Represents compensation from E-House. See Note A above.

(E)             Represents the net cash flow between the Company and E-House except for the loan from (repaid to) E-House.

14. Commitments and Contingencies

(a) Operating lease commitments

The Group has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from one to 112 months and are renewable upon negotiation. Rental expenses were $9,984,844, $9,982,604 and $ 9,900,044, for the years ended December 31, 2016, 2017 and 2018, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2018 were as follows:

Year Ended December 31	Amount
$
2019	9,497,215
2020	8,868,145
2021	5,559,309
2022	3,881,140
2023	3,881,140
Then thereafter	16,608,082
Total	48,295,031

(b) Contingencies

The Group is subject to claims and legal proceedings that arise in the ordinary course of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Group. The Group does not believe that any of these matters will have a material effect on its business, assets or operations.

15. Subsequent Events

The Group has evaluated subsequent events through the date of this report. No significant subsequent events were noted.