Form 20-F
period 2019-12-31
Leju Holdings Ltd
filed 2020-07-15
CIK 1596856

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number:  001-36396

Leju Holdings Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Level G, Building G, No.8 Dongfeng South Road, Chaoyang District, Beijing 100016 The People’s Republic of China
(Address of principal executive offices)

Li-Lan Cheng, Chief Financial Officer

Leju Holdings Limited

Level G, Building G, No.8 Dongfeng South Road,

Chaoyang District, Beijing 100016

People’s Republic of China

Telephone: +86 10 5895 1180

Facsimile: +86 10 5895 1678

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, par value $0.001 per share	LEJU	New York Stock Exchange
Ordinary shares, par value $0.001 per share*		New York Stock Exchange

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

135,812,719 ordinary shares (excluding the 4,156,701 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan), par value $0.001 per share, as of December 31, 2019.

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

☐ Yes   ☒ No

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

•                  “Weibo” are to SINA’s microblog; and

•                  “Weixin” are to Tencent’s social communication platform “wechat”

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

•                  the impact of the COVID-19 on our business operations, the industries we are operating in and the economy of China and elsewhere generally;

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

Reliance on SEC Order Granting Conditional Exemptions due to Circumstances Related to COVID-19

In accordance with an order issued by the Securities and Exchange Commission (the “SEC”) on March 25, 2020 under Section 36 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act;” such order, the “Release No. 34-88465”), we filed a current report on Form 6-K on April 24, 2020 stating that we are relying on the Release No. 34-88465 to extend the due date for the filing of this annual report on Form 20-F to no later than 45 days after April 30, 2020. Starting from early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. We have taken a series of measures in response to the outbreak to protect our employees, including, among others, temporary closure of some offices, remote working arrangements for its employees and travel restrictions or suspension. These measures have reduced the capacity and efficiency of our operations. As a result, the preparation of our annual report has been delayed. Considering the lack of time for the compilation, dissemination and review of the information required to be presented, and the importance of investors receiving materially accurate information in the annual report, we decided to rely on the Release No. 34-88465.

PART I

ITEM 1.                                                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                KEY INFORMATION

A.                                    Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019 and selected consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our selected consolidated statement of operations data for the fiscal years ended December 31, 2015 and 2016 and our consolidated balance sheet data as of December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report.

Our selected consolidated financial data also includes certain non-GAAP measures, which are not required by, or presented in accordance with U.S. GAAP, but are included because we believe they are indicative of our operating performance and are used by investors and analysts to evaluate companies in our industry.

Our historical results do not necessarily indicate results expected for any future periods.

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(in thousands of $, except share and per share data)
Selected Consolidated Statement of Operations Data
Revenues
E-commerce	420,552	419,024	234,836	320,271	547,184
Online advertising	134,229	117,949	113,235	138,372	143,779
Listing	21,023	22,538	14,461	3,388	1,642
Total net revenues	575,804	559,511	362,532	462,031	692,605
Cost of revenues	(60,314)	(57,492)	(74,054)	(72,910)	(68,298)
Selling, general and administrative expenses	(475,445)	(521,797)	(434,276)	(402,258)	(607,165)
Goodwill impairment	—	—	(41,223)	—	—
Other operating income, net	3,568	4,587	3,072	2,163	598
Income (loss) from operations	43,613	(15,191)	(183,949)	(10,974)	17,740
Income (loss) before income taxes and loss from equity in affiliates	45,341	(13,444)	(182,155)	(14,107)	19,871
Net income (loss)	34,806	(11,601)	(162,043)	(12,852)	10,872
Net income (loss) attributable to Leju Holdings Limited shareholders	35,330	(9,789)	(160,901)	(13,481)	11,522
Earnings (loss) per share:
Basic	0.26	(0.07)	(1.19)	(0.10)	0.08
Diluted	0.26	(0.07)	(1.19)	(0.10)	0.08
Weighted average numbers of shares used in computation:
Basic	134,528,971	135,220,210	135,708,350	135,763,962	135,770,793
Diluted	136,223,974	135,220,210	135,708,350	135,763,962	135,811,751

	As of December 31,
	2015	2016	2017	2018	2019
	(in thousands of $)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	260,296	274,338	150,968	147,263	159,012
Accounts receivable and contract assets, net of allowance for doubtful accounts	113,991	71,390	80,606	104,834	148,467
Total current assets	485,084	406,386	284,833	280,552	383,201
Intangible assets, net	90,737	78,374	70,631	57,401	45,581
Total assets	626,838	575,867	438,944	416,727	524,480
Amounts due to related parties	10,214	1,581	3,093	3,477	4,407
Total current liabilities	179,607	150,638	163,891	160,381	237,513
Total liabilities	202,605	169,507	181,907	175,161	272,121
Total Leju Holdings Limited shareholders’ equity	424,712	408,469	260,303	244,089	255,401

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

The following table reconciles our adjusted income (loss) from operations, adjusted net income (loss) and adjusted net income (loss) attributable to Leju Holdings Limited shareholders in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP:

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(in thousands of $)
Income (loss) from operations	43,613	(15,191)	(183,949)	(10,974)	17,740
Share-based compensation expense (1)	12,585	11,910	3,525	4,058	3,597
Amortization of intangible assets resulting from business acquisitions	12,653	12,329	13,333	13,064	12,611
Goodwill impairment	—	—	41,223	—	—
Adjusted income (loss) from operations	68,851	9,048	(125,868)	6,148	33,948

Net income (loss)	34,806	(11,601)	(162,043)	(12,852)	10,872
Share-based compensation expense (1)	12,585	11,910	3,525	4,058	3,597
Amortization of intangible assets resulting from business acquisitions	12,653	12,329	13,333	13,064	12,611
Goodwill impairment	—	—	41,223	—	—
Income tax benefits:
Current	—	—	—	—	—
Deferred(2)	(3,163)	(4,272)	(2,144)	(3,266)	(3,153)
Adjusted net income (loss)	56,881	8,366	(106,106)	1,004	23,927

Net income (loss)	35,330	(9,789)	(160,901)	(13,481)	11,522
Share-based compensation expense (1)	12,576	11,877	3,491	4,038	3,597
Amortization of intangible assets resulting from business acquisitions	12,653	12,329	13,333	13,064	12,611
Goodwill impairment	—	—	41,223	—	—
Income tax benefits:
Current	—	—	—	—	—
Deferred(2)	(3,163)	(4,272)	(2,144)	(3,266)	(3,153)
Adjusted net income (loss) attributable to Leju Holdings Limited shareholders	57,396	10,145	(104,998)	355	24,577

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

The real estate industry in China is subject to government regulations, including measures that are intended to control real estate prices. The regulations at both central government level and local government level change from time to time, to either stimulate or depress the real estate market, and it is difficult to foresee the timing or direction of regulatory changes. In the fourth quarter of 2016, local governments in more than 20 cities issued notices to restrict purchases of houses, including Beijing, Shanghai, Shenzhen, Guangzhou and Tianjin. The restrictive measures include, but are not limited to, an adjustment to the percentage of required down payment, more restrictive eligibility requirement imposed on purchasers and a limit on the maximum number of houses one may purchase. During the first quarter of 2017, a new round of restrictive measures at national level has permeated into more than 30 cities, including both first-tier and second-tier cities. For example, first-tier cities such as Beijing and Guangzhou further increased the percentage of required down payment. Meanwhile, a number of second-tier cities such as Hangzhou, Fuzhou, Nanjing, Changsha and Shijiazhuang have set a series of restrictions, including the maximum number of houses one may purchase, the maximum amount of mortgage loan(s) one may borrow, and the percentage of required down payment. In 2017, local governments of both first-tier and second-tier cities have also promulgated various policies to impose restrictions or eligibility requirements on buyers purchasing real estate. In the first three quarters of 2018, central and local governments emphasized the general administrative policy that “housing is for living, not for speculation”, and continuously implemented restrictive policies to curb significant increase of housing price. Furthermore, as a practical method to curb the housing price in China, local governments in certain areas of China have been reviewing the upper price limit of new residential properties for sale with increased scrutiny. If the local government determines, at its own discretion, that the upper price limit of a new residential property in its real estate sale plan is too high, the local government may refuse to approve such sale plan. In 2019, central government reiterated its insistence on the general administrative policy that “housing is for living, not for speculation,” and clearly put forward that real estate should not be used as a short-term tool for stimulating economy. In April 2019, Ministry of Housing and Urban-Rural Development of the People’s Republic of China gave warnings to four cities, Foshan, Suzhou, Dalian and Nanning, where the price index of newly built commercial housing and second-hand housing increased significantly. In December 2019, National Conference on Housing and Urban-rural Development emphasized that land prices and housing prices should remain stable in 2020, and restrictive measures should be continuously adopted. However, it is uncertain for how long these measures will remain in effect, and whether the central or local governments will further tighten their policies or adopt new measures that are less restrictive. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate. Our business may be materially and adversely affected as a result of decreased transaction volumes or real estate prices that may result from government policies.

We may fail to compete effectively, which could significantly reduce our market share and materially and adversely affect our business, financial condition and results of operations.

We face competition in each of our primary business activities. We face various competitors with whom we may compete on one or more lines of business. For example, we compete with fang.com, formerly soufun.com, a leading real estate internet portal in China and compete with anjuke.com, which is operated by 58.com, a major online real estate listing platform in China. In addition, we also compete with mobile-based providers of news, such as toutiao.com, for our online advertising business. Our competitors may have more established brand names, larger visitor numbers and more extensive distribution channels than we do, either overall, or in specific regions in which we operate.

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

We derive a substantial portion of our revenues from major urban centers in China, including Beijing, Shanghai, Guangzhou and Ningbo. In the year ended December 31, 2019, approximately 33% of our revenues was derived from Beijing, Shanghai, Guangzhou and Ningbo. We expect these four urban centers to continue to be important sources of revenues. If any of these major urban centers experiences an event that negatively impacts the local real estate industry or online advertising, such as a serious economic downturn or contraction, a natural disaster, or slower growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our business and growth prospects could be materially and adversely impacted.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

China has enacted laws, rules and regulations governing internet access and the distribution of news, information or other content, as well as products and services, through the internet. In the past, the PRC government has prohibited the distribution of information through the internet that it deems to be in violation of applicable PRC laws, rules and regulations. In particular, under regulations promulgated by the State Council, the Ministry of Industry and Information Technology (formerly the Ministry of Information Industry), or MIIT, the General Administration of Press, Publication, Radio, Film and Television (established in March 2013 as a result of institutional reform integrating the former State Administration of Radio, Film and Television, and the former General Administration of Press and Publication), or GAPPRFT, Cyberspace Administration of China and the Ministry of Culture, internet content providers and internet publishers are prohibited from posting or displaying content over the internet that, among other things: (i) opposes the fundamental principles of the PRC constitution; (ii) compromises state security, divulges state secrets, subverts state power or damages national unity; (iii) disseminates rumors, disturbs social order or disrupts social stability; (iv) propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes; or (v) insults or slanders a third party or infringes upon the lawful right of a third party. In addition, according to the Provisions of Ecological Governance of Network Information Content, internet information content platform shall (i) set up the censorship and management mechanism of network information content and develop relevant detailed rules; (ii) set up the person in charge, equip itself with the professional personnel commensurate with the business scope and service scale, strengthen training and examination, and improve the quality of practitioners; (iii) set up convenient channels for filing complaints and reports in prominent places and publish the ways of filing complaints and reports, and compile an annual report.

If any internet content we offer or will offer through our consolidated variable interest entities were deemed by the PRC government to violate any of such content restrictions, we would not be able to continue such offerings and could be subject to penalties, including confiscation of illegal revenues, fines, suspension of business and revocation of required licenses, which could have a material adverse effect on our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or affiliates or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be forced to cease operation of our websites in China. If any internet information content platform we operate through our consolidated variable interest entities fails to comply with any of such provisions, we may be subject to interviews held by cyberspace authorities, warnings, information update suspension, and we may also be restricted from engaging in network information services and be imposed online behavior restrictions and industry bans.

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

The E-Commerce Law may have an adverse impact on our business, financial conditions and results of operations.

In August 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law generally provides that e-commerce operators must obtain administrative licenses if business activities conducted by the e-commerce operators are subject to administrative licensing requirements under applicable laws and regulations. In addition, the E-Commerce Law imposes a number of new obligations on e-commerce platform operators, including the obligations: (i) to verify and register platform merchants, (ii) to ensure platform cybersecurity, including, but not limited to, data privacy, (iii) to ensure fair dealing and the legitimate rights and interests of consumers on the platform, (iv) to publicize transaction information preservation and transaction rules, and (v) to protect intellectual properties. See “Regulation—Regulations Relating to E-Commerce” for further details. These regulatory requirements may have an adverse impact on our business and results of operations. As no detailed interpretation and implementation rules have been promulgated, it remains uncertain how the E-Commerce Law will be interpreted and implemented. We cannot assure you that our current business operations satisfy the obligations provided under the E-Commerce Law in all respects. If the PRC governmental authorities determine that we are not in compliance with all the requirements proposed under the E-Commerce Law, we may be subject to fines and/or other sanctions.

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

We had been an “emerging growth company”, as defined in the JOBS Act, and ceased to be one as of the end of the fiscal year ended December 31, 2019. For so long as we were an “emerging growth company”, we took advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404. Regardless of our status as an “emerging growth company”, as a “non-accelerated filer” as defined under Rule 12b-2 of the Exchange Act, we are still not required to have an attestation report on internal control over financial reporting from our external auditors.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2019. See “Item 15. Controls and Procedures”. However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level.

Furthermore, our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. It is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such accountant might have identified material weaknesses and deficiencies or might issue a qualified report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. We may not be able to anticipate and identify accounting issues, or other risks critical to financial reporting that could materially impact the consolidated financial statements. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

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

Our operations are vulnerable to interruption and damage from natural and other types of disasters, including earthquakes, fire, floods, environmental accidents, power loss, communication failures and similar events. If any natural disaster or other extraordinary events were to occur in the area where we operate, our ability to operate our business could be seriously impaired. Our business could also be materially and adversely affected by the outbreak of health epidemics, including H7N9 bird flu, H1N1 swine influenza, avian influenza, severe acute respiratory syndrome, or SARS, Ebola, COVID-19 or another epidemic. Any such occurrence in China could severely disrupt our business operations and adversely affect our results of operations. For example, in December 2019, a novel strain of coronavirus (COVID-19) was reported to have surfaced, and subsequently the COVID-19 spread throughout China and worldwide. Our business operations could be disrupted if any of our employees are suspected of having the COVID-19, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general.

The COVID-19 outbreak has had and may continue to have a material adverse impact on our business, operating results and financial condition.

In recent years, there have been outbreaks of epidemics in China and globally. Starting from early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The outbreak resulted in a general slowdown in China’s economy and a significant reduction in real estate transaction volumes as many of our developer clients had to close their project sales centers and show rooms for an extended period, adversely affecting our e-commerce services. Many real estate developers also scaled back online advertising expenditures.

As a result of the above, our results of operations have been adversely affected in the first half of 2020. The extent to which COVID-19 may continue to impact our results of operations will depend on the continuing developments of the outbreak, including potential recurrence of the outbreak in China and measures to contain it, new information concerning the global outbreak and its impact on China, all of which are highly uncertain and unpredictable and mostly beyond our control. While many of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the disease. Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the reintroduction of restrictions. We will continue to monitor and evaluate the impacts of COVID-19 to our business, financial condition, results of operations and cash flows for the remainder of fiscal year 2020. Because of the uncertainty surrounding the COVID-19 outbreak, such impacts cannot be reasonably estimated at this time.

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

As of June 30, 2020, we had leased 63 office premises in 56 cities in China, in addition to a branch office in Hong Kong and our principal executive offices in Beijing, China. A number of these leased properties contain defects in the leasehold interests. Such defects include the lack of proper title or right to lease with respect to 18 leased premises, the landlords’ failure to duly register the leases with the relevant PRC government authority with respect to 57 leased premises and the failure to renew lease agreements before the expiration date with respect to one leased premise.

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

In 2017, 2018 and 2019, Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective subsidiaries and branches contributed in aggregate 98.7%, 99.5% and 99.9% of our total net revenues, respectively. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective subsidiaries and branches, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Beijing Leju, Shanghai Yi Xin, Beijing Jiajujiu and their respective subsidiaries and branches into our consolidated financial statements in accordance with U.S. GAAP.

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

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The “variable interest entity” structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure.” On March 15, 2019, the PRC National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

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

Under the applicable regulations and SAFE rules, PRC citizens who participate in an employee stock ownership plan or a stock option plan in an overseas publicly listed company are required to register with SAFE and complete certain other procedures. In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Option Rules, which terminated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas Publicly-Listed Company issued by SAFE in March 2007. Pursuant to the Stock Option Rules, if a PRC resident participates in any stock incentive plan of an overseas publicly-listed company, a qualified PRC domestic agent must, among other things, file on behalf of such participant an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the exercise or sale of stock options or stock such participant holds. Such participating PRC residents’ foreign exchange income received from the sale of stock and dividends distributed by the overseas publicly-listed company must be fully remitted into a PRC collective foreign currency account opened and managed by the PRC agent before distribution to such participants. We and our PRC employees who have been granted stock options are subject to this rule, and we have registered our existing employee stock ownership plan and stock option plan with the local SAFE branch in Shanghai. However, if there is any change to our existing employee stock ownership plan or stock option plan, we cannot assure you that we and our PRC optionees will be able to amend such registration in a timely manner, or at all. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. See “Item 4. Information on the Company— B. Business Overview—Regulation—Foreign Exchange Registration of Employee Stock Incentive Plans”.

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

We may also decide to finance our PRC subsidiaries by means of capital contributions. According to the Interim Measures for the Recordation Administration of the Formation and Modification of Foreign-Funded Enterprises issued by the MOC on October 8, 2016, these capital contributions shall be filed with the MOC or its local counterpart. On December 30, 2019, MOC and SAIC jointly promulgated Measures for the Reporting of Foreign Investment Information, which came into effect on January 1, 2020 and replaced the Interim Measures for the Recordation Administration of the Formation and Modification of Foreign-Funded Enterprises. According to the Measures for the Reporting of Foreign Investment Information, foreign investors or foreign-invested enterprises shall report investment information to commerce departments through the enterprise registration system and the National Enterprise Credit Information Publicity System, and market regulatory departments shall forward such investment information reported by foreign investors or foreign-invested enterprises to commerce departments in a timely manner. SAFE has also issued a few circulars with respect to the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi and the flow and use of such Renminbi fund. Capital contributions are currently required to be filed in the Foreign Investment Comprehensive Management Information System. In March 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, effective June 2015, or SAFE Circular 19. Under SAFE Circular 19, a foreign-invested enterprise may choose to convert its registered capital from foreign currency to Renminbi on a self-discretionary basis, and the Renminbi capital converted can be used for equity investments within China, which will be regarded as the reinvestment of foreign-invested enterprise.

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

In addition, pursuant to the relevant regulations regarding real estate agency and brokerage businesses, a real estate broker must conduct a filing with the real estate administrative authority within 30 days after issuance of its business license. We have completed the filing with the competent local real estate administrative authorities for our 40 PRC operating entities which currently provide support services considered to be real estate agency and brokerage services under the PRC law. In addition, we are in the process of making such filings with the relevant local real estate administrative authorities for five entities. For the remaining entities, 12 entities are in the process of being liquidated, and 11 entities are not qualified to make such filings with the relevant local real estate administrative authorities. The requirements of the local real estate administrative authority for such filing may vary in different cities and we cannot assure you that we will be able to complete such filing in a timely manner or at all. If we fail to properly complete such filings, it may limit the ability of the relevant PRC operating entities to provide similar support service to our e-commerce business.

Our predecessor auditor is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, was our predecessor auditor and audited our consolidated financial statements for the fiscal years ended December 31 between 2012 and 2018. In May 2020, we have appointed Yu Certified Public Accountant, P.C. (“Yu CPA”) as our independent registered public accounting firm for the fiscal year ended December 31, 2019.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Yu CPA is registered with the PCAOB and operating in New York of the United States, and is currently subject to PCAOB rules regarding periodically inspection. However, because we have substantial operations within the People’s Republic of China and the PCAOB is currently unable to conduct inspections of the work of the auditors who are based in China as it relates to those operations without the approval of the PRC authorities, our predecessor auditor’s work related to our operations in China was not inspected by the PCAOB.

This lack of PCAOB inspections of audit work performed by auditors based in China prevents the PCAOB from regularly evaluating audit work of auditors based in China including that performed by our predecessor independent registered public accounting firm. As a result, investors may be deprived of the full benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of audit work performed by auditors based in China makes it more difficult to evaluate the effectiveness and quality of our predecessor auditor’s audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements prepared by our predecessor auditor.

Risks Related to Our ADSs

The market price for our ADSs has been and may continue to be highly volatile.

In 2019, the closing price of our ADSs on the NYSE, varied from a high of $2.09 to a low of $1.06. The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations due to factors beyond our control, such as broad market and industry factors. The securities markets in the United States, China and elsewhere have experienced significant price and volume fluctuations that are not related to the operating performance of particular companies, particularly in recent years. The securities of some PRC-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. Since 2011, some PRC-based companies became targets of short sellers. Any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other PRC companies may also negatively affect the attitudes of investors towards PRC companies in general, including us, regardless of whether we have conducted any inappropriate activities. Although we have confidence in our corporate governance practice and internal control over financial reporting, we cannot assure you that we will not be subject to such attack. Any negative news or perceptions about our corporate governance or accounting practice in the future, regardless of its merits, will negatively affect the trading performance of our ADSs. In addition, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of June 30, 2020, we had 135,973,615 ordinary shares outstanding (excluding the 4,079,138 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan). E-House, SINA and Tencent held an aggregate of approximately 81.8% of our ordinary shares outstanding as of June 30, 2020. The sale or perceived sale of a substantial amount of our ADSs by any of these principal shareholders could adversely affect the prevailing market price for our ADSs. Such sales or perceived sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. In addition, if we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this, in turn, could have an adverse effect on the price of our ADSs.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (except for the memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our existing articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We are a Cayman Islands exempted company and a substantial majority of our assets are located outside the United States. A significant percentage of our current operations are conducted in China. In addition, a significant majority of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons or to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to OurADSs and This Offering—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

While we believe we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2019 and do not expect to be a PFIC for the current taxable year and the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC for the current taxable year or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs or ordinary shares from time to time (which may be volatile). Furthermore, the determination of whether we will be or become a PFIC will also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes our risk of being classified as a PFIC may substantially increase. In addition, there can be no assurance our business plans will not change in a manner that will affect our PFIC status.

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

We have entered into agreements with E-House with respect to various ongoing relationships between us. These include a master transaction agreement, an offshore transitional services agreement, an onshore transitional services agreement, a non-competition agreement and an onshore cooperation agreement. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Transactions and Agreements with E-House” and “Item 3. Key Information—Risk Factors—Risk Related to Our Relationships with E-House and SINA”.

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

Concurrent with the closing of the merger, Parent, Mr. Zhou, SINA and certain other shareholders of Parent entered into a shareholders agreement, pursuant to which (a) Parent undertakes, among other things, that it will not, directly or indirectly, dispose of any ordinary shares of Leju owned by E-House without the prior written approval of each of Mr. Zhou and SINA, and (b) during the subsequent 18-month period, Parent has an option to repurchase all the equity interest held by SINA in Parent for a consideration consisting of (i) 30% of the total outstanding ordinary shares of Leju at the time of the repurchase and (ii) a cash payment. On December 30, 2016, Parent exercised the option and repurchased all the ordinary shares held by SINA in Parent, for an aggregate consideration comprised of 40,651,187 ordinary shares of Leju and a cash payment of $129,038,150. As a result of the foregoing transactions, E-House has ceased to be our controlling shareholder but has remained a principal shareholder of ours. As of June 30, 2020, E-House owned 47,739,363 ordinary shares and 180,925 ADSs of us, representing approximately 35.2% of our total outstanding ordinary shares.

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

Following the going-private transaction of E-House and the repurchase from SINA of ordinary shares in Parent as described under “Our Relationship with E-House”, SINA has become a principal shareholder of ours. As of June 30, 2020, SINA owned 42,081,187 ordinary shares and 36,687 ADSs of us, representing approximately 31.0% of our total outstanding ordinary shares. On March 21, 2017, we entered into a registration rights agreement with SINA, which grants SINA the same registration rights with respect to our ordinary shares as those granted to E-House and Tencent under an investor rights agreement dated March 31, 2014.

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

In January 2019, we entered into a series of exclusive advertising agency agreements with Tencent. Pursuant to the exclusive advertising agency agreements, we are the exclusive real property advertising agent of Tencent for selling advertising to real estate advertisers in certain areas of China, including, Tianjin and Sichuan, Anhui, Shanxi, Guangxi and Fujian provinces. In March 2019, we entered into an advertising agency agreement with Tencent, pursuant to which we are the real property advertising agent of Tencent in certain other areas of China. In January 2020, we renewed and entered into advertising agency agreements with Tencent, pursuant to which we are the real property advertising agent of Tencent in many areas of China. Pursuant to the exclusive advertising agency agreements signed in April 2020, such areas of China were Heilongjiang, Shanxi, Tianjin, Fujian, Guangxi, Guizhou, Chongqing, Sichuan and some cities in Jiangsu Province.

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions and Agreements with Tencent” for more information.

Corporate Information

Our principal executive offices are located at Level G, Building G, No.8 Dongfeng South Road, Chaoyang District, Beijing 100016, People’s Republic of China. Our telephone number at this address is +86 10 5895 1000. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. In addition, we have 63 branch offices in mainland China and a branch office in Hong Kong. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.                                    Business Overview

Overview

We are a leading O2O real estate services provider in China. We offer real estate e-commerce, online advertising and online listing services through our online platform, which comprises local websites covering 386 cities and various mobile applications. We integrate our online platform with complementary offline services to facilitate residential property transactions and home renovation transactions. In addition to our own websites, we also operate various real estate and home furnishing websites of SINA. Moreover, we operate official accounts on Weixin and Weibo.

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

We generated total revenues of $362.5 million, $462.0 million and $692.6 million in 2017, 2018 and 2019, respectively. We incurred net loss of $162.0 million, $12.9 million and net income of $10.9 million in 2017, 2018 and 2019, respectively.

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

Through our direct operations and outsourcing to local partners we operate websites in every province of China. We operate the following websites:

•                  new residential property websites, including house.sina.com.cn and leju.com, where viewers are automatically directed to a local website with localized information and services, covering 386 cities; on house.sina.com.cn and leju.com, we offer customers the ability to purchase discount coupons for property purchases;

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

We sell online advertising on each of our self-operated local websites covering 78 cities. We also outsource 308 local websites to third parties that pay us fixed fees for the right to operate the websites. The amount of user traffic on the websites that we own or operate, our ability to achieve user demographic characteristics that are attractive to advertisers, and our ability to demonstrate such user traffic and demographic characteristics through website traffic tracking tools and reporting systems are important factors in maintaining our advertising revenue from websites that we operate directly and fixed fees from websites that we outsource to third parties. We track such data internally and identify cities to convert to direct operations on an ongoing basis.

Mobile Applications

Our major mobile applications include “Leju Home Purchase” (an upgraded version of “Pocket Leju”), “Leju Er Shou Fang”, “Fang Niu Jia”, “Qianggongzhang”, contractor version of “Qianggongzhang”, “Lai Ke” and “Leju Finance”, each of which has version for the iOS and Android operating systems.

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

On March 10, 2014, we entered into a strategic cooperation agreement with Tencent, a provider of comprehensive internet services serving the largest online community in China. Pursuant to the strategic cooperation agreement, we and Tencent have agreed to jointly develop software and tools for use on Weixin to facilitate our opening of Weixin public accounts associated with real estate projects, which we believe will provide real estate information to Weixin users, enable us to better connect with our users through such accounts and expand payment solutions provided to users. We have agreed to adopt Weixin payment solutions as the default payment method for real estate O2O e-commerce transactions conducted by our users on Weixin. We and Tencent have also agreed to explore and pursue additional opportunities for potential cooperation, including but not limited to cooperation involving Tencent’s social communications platform, including Weixin, “QQ” and “mobile QQ”; the social networking service, “Qzone”; and/or certain other Tencent wholly-owned internet properties in China then in operation. Although the strategic cooperation agreement with Tencent expired in March 2018, our cooperation with Tencent has continued and expanded in scope. By December 2019, we had opened over 76,717 project-related official accounts on Weixin. In December 2016, we launched various new advertising products based on cross-utilizing databases in cooperation with Tencent that allows for more accurate targeting of customers for our clients in the real estate and home furnishing industries.

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

E-Commerce

Our e-commerce revenue is primarily derived from the sale of discount coupons for new residential properties that are promoted by developers. We commenced the sale of discount coupons from the first quarter of 2012. In addition, since the third quarter of 2012, we have provided third-party merchants of home furnishing and improvement products and services with the ability to reach consumers through our home furnishing platform, jiaju.com. Our revenues generated from e-commerce services in 2017, 2018 and 2019 were $234.8 million, $320.3 million and $547.2 million, respectively, representing 64.8%, 69.3% and 79.0%, respectively, of our total revenues for those periods.

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

Discount Coupons. A discount coupon entitles a purchaser to purchase a property from the property developer at a particular development at a discount from the advertised price. Discount coupons can be purchased by prospective property purchasers online at leju.com and house.sina.com.cn, and their respective local websites as well as offline in showrooms for new property developments. We enter into arrangements with developers whereby we offer O2O services, including the sale of discount coupons, to promote and facilitate property sales. Each such arrangement is specific to a particular development. The arrangement may terminate at a pre-agreed date or continue until all properties at the development have been sold, as agreed in advance by the developer and us. Coupons may expire on a stated expiry date, typically at the end of a promotional period, or when all properties at the development to which the coupon relates have been sold. When a prospective property purchaser purchases a discount coupon as part of our O2O services, the purchaser remits the payment for the coupon to an account maintained by the purchaser with an independent payment platform provider or to Leju’s Alipay or Weixin pay accounts directly. Upon confirmation from a purchaser that a discount coupon is redeemed to purchase property, the payment for the discount coupon is transferred to us. However, if for any reason the coupon is not redeemed, the payment is refunded to the purchaser and we do not earn revenue from the transaction.

The following table sets forth certain operating metrics with respect to our sales of discount coupons for the periods specified.

	Three months ended March 31, 2019	Three months ended June 30, 2019	Three months ended September 30, 2019	Three months ended December 31, 2019	Six months ended June 30, 2020
Number of discount coupons issued to prospective purchasers (number of transactions)	29,549	64,820	73,259	84,891	94,215
Number of discount coupons redeemed (number of transactions)(1)	19,559	36,235	51,400	70,007	67,268

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

Online Advertising

The majority of our online advertising revenues are generated from sale of advertising on real estate and home furnishing websites to advertisers including real estate developers and home furnishing suppliers. Since the second quarter of 2016, we started to generate advertising revenues from our contractor platform 7gz.com. Our revenues generated from advertising services in 2017, 2018 and 2019 were $113.2 million, $138.4 million and $143.8 million, respectively, representing 31.2%, 30.0% and 20.8%, respectively, of our total revenues for those periods.

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

In 2019, we entered into a series of advertising agency agreements with Tencent, pursuant to which we are the real property advertising agent of Tencent, including having exclusive advertising rights in certain areas of China. We also generated advertising revenues from various other websites and mobile applications such as Weixin, Weibo, Toutiao and UC Web from 2017 to 2019. We earn revenue from the sale of online advertising on each of these websites. Revenues for online advertising are typically based on a fixed fee for the period of the advertising and are recognized ratably.

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

Listing

We offer online residential listing services for sales and leases of existing residential properties. Our listing services are currently offered in 8 cities where we maintain a local sales force and in an additional 291 cities where we allow real estate agents to use our platform to post their listings. Our revenues generated from online listing services in 2017, 2018 and 2019 were $14.5 million, $3.4 million and $1.6 million, respectively, representing 4.0%, 0.7% and 0.2%, respectively, of our total revenues for those periods. Real estate brokers use our listing services. Payment of the listing fees entitles them to post multiple listings for properties over the subscription period. Our listing subscription contracts are typically for a term of up to one year with fixed fees payable on a monthly basis. The subscription fees are generally fixed and vary from city to city. Our listing customers submit property listings by logging on to our platform directly. Once a listing has been uploaded to our website, it can be viewed for free by visitors to our website. All visitors to our website have access to listing information free of charge, 24-hours a day. With respect to listings submitted by agents or brokers, the name of the agent or broker appears as a link, offering viewers access to additional listings promoted by the same agent or broker.

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

We conduct advertising activities in 78 cities where we directly operate local websites through promotional events for developers and other industry participants, including industry award ceremonies, panel discussions and similar events.

Sales and Marketing

Most of our new home advertising revenue and home furnishing advertising revenue is derived from our direct sales force. We also derive new home and home furnishing advertising revenue from sales through third party advertising agencies.

We have built a sales and marketing team that is experienced in the online advertising, internet and real estate industries. Our sales and marketing team comprised 575 personnel as of December 31, 2019. Our sales and marketing personnel work closely with our customers in local markets and help us gain insight into developments in these local markets, the competitive landscape and new market opportunities, which help us set our prices and strategies for each locality.

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

Competition

We face competition from other companies in each of our primary business activities. We compete with these companies primarily on our ability to attract consumers to our websites. We compete for consumers principally on the basis of the quality and quantity of real estate listings and other information content and services. We also compete for developers’ business on the basis on website traffic volume, consumer loyalty, geographic coverage and service offerings. We also compete for qualified employees with skills and experience related to sales, real estate services, advertising, technology and the internet industry. We face various competitors with whom we may compete on one or more lines of business. For example, we compete with fang.com, formerly soufun.com, a leading real estate internet portal in China and compete with anjuke.com, which is operated by 58.com, a major online real estate listing platform in China. In addition, we also compete with mobile-based providers of news, such as toutiao.com, for our online advertising business. Our competitors may have more established brand names, larger visitor numbers and more extensive distribution channels than we do, either overall, or in specific regions in which we operate. We also compete with traditional advertising media such as general-purpose and real estate-focused newspapers, magazines, television and outdoor advertising that compete for spending on real estate advertising and listings.

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

Restrictions on Foreign Investment in the Value-Added Telecommunication Industry and Advertising Industry

Restrictions on Foreign Investment in the Value-Added Telecommunication Industry

In September 2000, the State Council promulgated the Telecommunications Regulations, as amended in July 2014 and February 2016, which categorize all telecommunications businesses in China as either basic telecommunications businesses or value-added telecommunications businesses. According to the Classification of Telecommunications Business effective March 1, 2016 and amended on June 6, 2019, internet information services are classified as value-added telecommunications businesses.

The State Council promulgated the Administrative Rules on Foreign-invested Telecommunications Enterprises in December 2001, as amended in September 2008 and February 2016, or the FITE Regulations. The FITE Regulations set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to these administrative rules, the ultimate capital contribution ratio of the foreign investor or investors in a foreign-invested telecommunications enterprise that aims to provide value-added telecommunications services may not exceed 50.0%. In addition, pursuant to the Special Administrative Measures (Negative List) for the Access of Foreign Investment (Edition 2019) promulgated by the National Development and Reform Commission and the MOC on June 30, 2019 and the Special Administrative Measures (Negative List) for the Access of Foreign Investment (Edition 2020) promulgated by the National Development and Reform Commission and the MOC on June 23, 2020 and to be effective on July 23, 2020, other than E-commerce, domestic multiparty communication, store and forward, and call center services, the permitted foreign investment in value-added telecommunications service providers may not be more than 50%. However, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a track record and experience in operating a value-added telecommunications business overseas. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and the MOC or their authorized local counterparts, which retain considerable discretion in granting approvals.

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

Online Transmission of Audio-Visual Programs

The GAPPRFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-visual Program Service, or the Audiovisual Program Provisions, effective January 2008 and amended in August 2015. The Audio-visual Program Provisions apply to the provision of audio-visual program services to the public via internet (including mobile network) within the territory of China. Providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-visual Programs issued by the GAPPRFT or complete certain registration procedures with the GAPPRFT. Providers of internet audio-visual program services are generally required to be either state-owned or state-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program services determined by the GAPPRFT. In May 2008, the GAPPRFT issued a Notice on Relevant Issues Concerning Application and Approval of License for Online Transmission of Audio-visual Programs, as amended in August 2015, which further sets forth detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-visual Programs. The notice also provides that providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-visual Program Provisions shall also be eligible to apply for the license so long as their violation of the laws and regulations (if any) is minor and can be rectified timely and they have no record of violation during the latest three months prior to the promulgation of the Audio-visual Program Provisions. In April 2010, the GAPPRFT issued the Internet Audio/Visual Program Services Categories (Provisional), as amended in March 2017, which classified internet audio-visual programs into four categories. Our consolidated variable interest entities and their subsidiaries do not have Licenses for Online Transmission of Audio-visual Programs. For content which we believe are subject to the requirements of these licenses, such content is hosted by SINA through our contractual arrangement with SINA. In the case that SINA does not possess the necessary licenses and permits, our content hosted by SINA is subject to the risk of being suspended by government authorities. Moreover, we cannot assure you that government would not require us to obtain these licenses separately for operation of our own websites and those websites licensed to us even if the underlying hosting of the relevant content is provided by a qualified third party. See “Item 3. Key Information—D. Risk Factors—Risks related to Our Business—If we fail to obtain or keep licenses, permits or approvals applicable to the various online real estate services provided by us, we may incur significant financial penalties and other government sanctions”.

Regulations relating to Mobile Internet Application Information Services

According to the Provisions on Administration of Mobile Internet Application Information Services promulgated by the Cyberspace Administration of China on June 29, 2016, entities providing information services through mobile internet application shall obtain relevant qualifications according to laws and regulations. Mobile internet application provider shall not use mobile internet application program to carry out activities prohibited by laws and regulations, such as endangering national security, disturbing public orders, and infringing other’s legal rights and interests, or use mobile internet applications to produce, copy, publish and spread illegal information prohibited by laws and regulations. The Cyberspace Administration of China shall be responsible for the supervision and administration of information on mobile internet applications. The local cyberspace administrations shall be responsible for the supervision and administration of information on mobile internet application program within the administrative regions.

On November 29, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of MIIT, the General Office of the Ministry of Public Security and the General Office of SAIC jointly promulgated the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations, which came into effect on the same day. The Measures explicitly classify acts that may be determined as “failing to make public the collection and use rules”, “failing to explicitly showing the purposes, methods and scope of the collection and use of personal information”, “failing to collect and using personal information with a user’s consent”, “collecting personal information unrelated to the services it provides against the necessary principle” and “providing personal information to others without consent.”

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

On December 15, 2019, the Cyberspace Administration of China promulgated the Provisions of Ecological Governance of Network Information Content, which came into effect on 1 March 2020. According to the Provisions, a network information content producer shall not make, copy or publish any illegal information containing: (i) violation the fundamental principles set forth in the Constitution; (ii) jeopardizing national security, divulging state secrets, subverting the state power, or undermining the national unity; (iii) damaging the reputation or interests of the state; (iv) infringing name, portrait, reputation or honor of a hero or a martyr; (v) advocating terrorism or extremism; (vi) inciting ethnic hatred or discrimination to undermine ethnic solidarity; (vii) detrimental to state religious policies, propagating heretical or superstitious ideas; (viii) spreading rumors to disturb economic and social order; (ix) disseminating obscenity, pornography, force, brutality and terror or crime-abetting; (x) humiliating or defaming others or infringing upon their reputation, privacy and other legitimate rights and interests. In addition, a network information content platform shall set up the censorship and management mechanism of network information content, and develop relevant detailed rule. The platform shall set up the person in charge, equip itself with the professional personnel commensurate with the business scope and service scale, strengthen training and examination and improve the quality of practitioners, set up convenient channels for filing complaints and reports in prominent places and publish the ways of filing complaints and reports, and compile an annual report. If a network information content producer violates the provisions, the network information content platform shall take disposal measures including warning for rectification, restricting functions, suspending updates and closing accounts, eliminate illegal information and contents in a timely manner, keep relevant records and report to the relevant competent authorities. If a network information content platform violates the provisions, the cyberspace authorities shall hold interviews, give warnings, order it to suspend information update, take measures including restricting it from engaging in network information services, and impose online behavior restrictions and industry bans.

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

The security and confidentiality of information on the identity of internet users are also regulated in China. The Internet Information Service Administrative Measures promulgated by the PRC State Council require internet information service providers to maintain an adequate system that protects the security of user information. In December 2005, the Ministry of Public Security promulgated the Regulations on Technical Measures of Internet Security Protection, requiring internet service providers to utilize standard technical measures for internet security protection. Moreover, the Rules for Regulating the Market Order of Internet Content Services enhance the protection of internet users’ personal information by prohibiting internet information service providers from unauthorized collection, disclosure or use of personal information of their users. In December 2012, the Standing Committee of the National People’s Congress passed the Decision on Strengthening Internet Information Protection, which provides that all internet service providers in China, including internet information service providers, should require their users to provide real identity information when entering into service agreements or providing services to the users. In July 2013, the MIIT issued Provisions on Protecting Personal Information of Telecommunication and Internet Users, under which Internet information service providers are subject to strict requirements to protect personal information of internet users. The internet information service providers are prohibited from collecting personal information of internet users without obtaining consent from the users. Personal information collected shall be used only in connection with the services to be provided by Internet information service providers to such users and shall be kept in strict confidence. To comply with these laws and regulations, we require our users to accept the user terms or service agreement for registration with and use of our websites whereby they agree to provide certain personal information to us and agree to our use of their provided personal information under certain agreed circumstances, and we have established information security systems to protect users’ privacy. In May 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, or the Interpretations, effective June 2017. The Interpretations provide more practical conviction and sentencing criteria for the infringement to citizens’ personal information. In August 2019, the spokesman of the Law Working Committee of the Standing Committee of the National People’s Congress disclosed that Personal Information Protection Law was included in the legislative plan of the Standing Committee of the National People’s Congress, and an independent chapter on privacy right and personal information was contained in the draft of Personality Right Part in Civil Code.

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

Regulations relating to Real Estate Brokerage Business

The principal regulations governing the real estate brokerage business in China include the Law on Administration of the Urban Real Estate issued by the Standing Committee of National People’s Congress in July 1994 and revised in August 2009 and in August 2019, and the Administrative Measures for Real Estate Brokerage issued in January 2011 and amended in March 2016. Pursuant to these laws, a company must register with local offices of the SAIC in each locality where it does business in order to operate real estate brokerage business. In addition, a real estate brokerage company and its branches shall file with the local real estate administrative authority within 30 days after it obtains the business license.

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

We mainly use City Rehouse and its subsidiaries to provide support for our e-commerce business. Each subsidiary of City Rehouse has obtained and maintained a business license with such business scope, and 40 of our PRC operating entities have completed the filing with the competent local real estate administrative authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China —Failure to obtain the approvals or complete the filings required for our real estate agency and brokerage business in China may limit our ability to provide real estate agency and brokerage services or establish new PRC operating entities”.

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

After receiving a trademark registration application, the PRC Trademark Office will make a public announcement with respect to the proposed trademark registration application if the relevant trademark passes the preliminary examination. Any person may, within three months after such public announcement, object to such trademark application. The PRC Trademark Office will then decide who is entitled to the trademark registration, and its decisions may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no objection is filed within three months after the public announcement period or if the objection has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked. As of June 30, 2020, we owned or licensed 324 registered trademarks in China, and had 12 trademark applications in various industry categories pending with the China Trademark Office.

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

Regulations relating to Foreign Investment

On March 15, 2019, the PRC National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020. Pursuant to the Foreign Investment Law of the PRC, China grants national treatment to foreign invested entities, except for those foreign-invested entities that operate in “restricted” or “prohibited” industries prescribed in the “negative list”, which shall be released by or approved by the State Council.

On December 30, 2019, MOC and SAIC jointly promulgated the Measures for Reporting of Foreign Investment Information, which became effective on January 1, 2020. According to the Measures for the Reporting of Foreign Investment Information, where foreign investors carry out investment activities directly or indirectly within China, foreign investors or foreign-invested enterprises shall report investment information to commerce departments in accordance with these Measures. A foreign investor who establishes a foreign-invested enterprise within China shall submit an initial report through the enterprise registration system when undergoing formation registration of the foreign-invested enterprise. In the case of any modification of the information in the initial report, which involves the enterprise’s modification registration (recordation), the foreign-invested enterprise shall submit the modification report through the enterprise registration system when undergoing the enterprise’s modification registration (recordation).

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

Under SAFE Circular 19, effective June 2015, a foreign-invested enterprise may choose to convert its registered capital from foreign currency to Renminbi on a self-discretionary basis, and the Renminbi capital converted can be used for equity investments within China, which will be regarded as the reinvestment of foreign-invested enterprise. In addition, SAFE Circular 19 prohibits a foreign-invested enterprise from using Renminbi funds converted from its foreign currency registered capital to provide entrustment loans or repay loans borrowed from nonfinancial enterprises. Violation of these circulars could result in severe penalties, including heavy fines. These circulars may limit our ability to transfer funds to our consolidated variable interest entities and the subsidiaries of our wholly foreign-owned subsidiaries in China, and we may not be able to convert foreign currency-denominated funds into Renminbi to invest in or acquire any other PRC companies, or establish other consolidated variable interest entities in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries”.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, as amended in October 2018 and December 2019, which substantially amends and simplifies the then current foreign exchange procedures. Under SAFE Circular 59, the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account) no longer requires approval by SAFE. Reinvestment of Renminbi proceeds by foreign investors in China no longer requires SAFE approval or verification.

In May 2013, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents as amended in December 2019, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in China shall be conducted by way of registration. Institutions and individuals shall register with SAFE and/or its local branches for their direct investment in China. Banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.

In February 2015, SAFE promulgated the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, effective June 2015 and amended in December 2019. Under SAFE Circular 13, the current foreign exchange procedures will be further simplified, and foreign exchange registrations of direct investment will be handled by banks instead of SAFE and its branches.

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

As a result of these contractual arrangements, we, through our PRC subsidiaries, have become the primary beneficiary of these PRC entities and account for them as variable interest entities, and consolidate the financial results of these entities into our financial statements in accordance with U.S. GAAP. Substantially all of our revenues are derived from our consolidated variable interest entities and we rely on dividends and service fees paid to us by our PRC subsidiaries and our consolidated variable interest entities in China. Entities apart from our consolidated variable interest entities contributed in aggregate 1.3%, 0.5% and 0.1% of our total net revenues in 2017, 2018 and 2019, respectively. Our operations not conducted through contractual arrangements with the consolidated variable interest entities primarily consist of outsourcing arrangements business, support services for online advertising business and agency services included with our e-commerce business. In 2017, 2018 and 2019, the total amount of service fees that our PRC subsidiaries received from our consolidated variable interest entities under all the service agreements between our PRC subsidiaries and consolidated variable interest entities was $14.3 million, $10.2 million and $4.3 million, respectively. As of December 31, 2019, the amount of service fees payable to us by the consolidated variable interest entities was $114.3 million.

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

However, as advised by Fangda Partners, our PRC legal counsel, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws, rules and regulations, and accordingly, there can be no assurance that the PRC regulatory authorities will not ultimately take a contrary view from that of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC regulatory authorities determine that our contractual arrangements for operating our internet and advertising business in China do not comply with PRC government restrictions on foreign investment in such industries, we could be subject to severe penalties. See “Item 3. Key Information —D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our advertising services business and online real estate business in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the internet information service industry, we could be subject to severe penalties” and “—Our ability to enforce the equity pledge agreements between us and the shareholders of Beijing Leju, Shanghai Yi Xin or Beijing Jiajujiu may be subject to limitations based on PRC laws and regulations”. In addition, see “Item 3. Key Information —D. Risk Factors — Risks Related to Doing Business In China — Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations”.

D.                                    Property, Plants and Equipment

Our principal executive offices are located at Level G of Building G, Building H and Building J, No.8 Dongfeng South Road, with approximately 9,010 square meters of office space. Our headquarters was moved from Beijing Shoudong International Plaza to this location in October 2019. As of June 30, 2020, we leased properties with an aggregate gross floor area of approximately 24,511 square meters for our 63 local offices across China and at our Hong Kong office. Our leased properties mainly consist of office premises, a portion of which are leased from related parties. We believe our existing leased premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

ITEM 4A.                                       UNRESOLVED STAFF COMMENT

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

A.                                    Operating Results

Overview

We are a leading O2O real estate services provider in China. We offer real estate e-commerce, online advertising and online listing services through our online platform, which comprises local websites covering 386 cities and various mobile applications. We integrate our online platform with complementary offline services to facilitate residential property transactions. In addition to our own websites, we also operate various real estate and home furnishing websites of SINA. Moreover, we operate official accounts on Weixin and Weibo.

E-Commerce. We offer e-commerce services primarily in connection with new residential property sales. Our O2O services for new residential properties include selling discount coupons and facilitating online property viewing, physical property visits and pre-sale customer support. We earn revenue primarily from the sale of discount coupons used for property purchases. Our revenues from e-commerce services in 2017, 2018 and 2019 were $234.8 million, $320.3 million and $547.2 million, respectively, representing 64.8%, 69.3% and 79.0%, respectively, of our total revenues for those periods.

Online Advertising. We currently sell advertising primarily on the SINA new residential properties and home furnishing websites, which are operated by us. In addition, we are the exclusive advertising agent for the SINA home page and non-real estate websites with respect to advertising sold to advertisers, including real estate developers and home furnishing suppliers. We also sell advertising on our contractor platform website and on various mobile applications. Our revenues from online advertising services in 2017, 2018 and 2019 were $113.2 million, $138.4 million and $143.8 million, respectively, representing 31.2%, 30.0% and 20.8%, respectively, of our total revenues for those periods.

Listing. We offer fee-based online property listing services to real estate agents and free services to individual property sellers. We currently operate the SINA real estate websites for listings of existing residential properties for sale or lease. Our revenues from listing services in 2017, 2018 and 2019 were $14.5 million, $3.4 million and $1.6 million, respectively, representing 4.0%, 0.7% and 0.2%, respectively, of our total revenues for those periods.

We generated total revenues of $362.5 million, $462.0 million and $692.6 million in 2017, 2018 and 2019, respectively. We incurred net loss of $162.0 million, $12.9 million and net income of $10.9 million in 2017, 2018 and 2019, respectively.

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

The outbreak of COVID-19 has adversely affected our business operations and financial conditions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— The COVID-19 outbreak has had and continues to have a material adverse impact on our business, operating results and financial condition.”

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

The PRC internet industry

We are an internet company and a majority of our revenue is generated from our e-commerce and online advertising services provided on our websites. Therefore, our results of operations are heavily dependent on the continued development of China’s internet industry. The internet has emerged as an increasingly attractive and cost-effective advertising channel in China. However, the internet industry in China is heavily regulated. PRC laws, rules and regulations cover virtually every aspect of the internet industry, including entry into the industry, the scope of permissible business activities and foreign investment. Furthermore, the PRC government levies business taxes, value-added taxes, surcharges and cultural construction fees on advertising-related sales in China, such as sales of our e-commerce, online advertising, listing and other value-added services. In addition, because one of our PRC subsidiaries currently qualifies as “high and new technology enterprises”, it enjoys favorable statutory tax rate from the relevant PRC tax authorities or under local governmental policies. The imposition of new laws and regulations, or changes to current laws and regulations, could have a material impact on our business, financial condition and results of operations.

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

Our ability to expand into new geographic areas in China

A significant portion of our revenues is concentrated in China’s major urban centers. We expect them to continue to represent a significant portion of our revenues in the near term. We also may expand into new geographic areas and sectors and increase our market share in areas and sectors where we currently operate. As of December 31, 2019, we had established real estate-related content, search services, marketing and listing coverage of 386 cities across China. Our ability to succeed in newly penetrated cities and cities where we intend to increase our presence will have a substantial impact on our results of operations, and we may incur significant additional operating expenses, including hiring new sales and other personnel, in order to expand our operations.

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

Online advertising. Revenue from online advertising services is principally from online advertising arrangements and the agency fee from the sales of advertising placement of our suppliers. Online advertising arrangements allow advertisers to place advertisements on particular areas of our online platforms, in particular formats and over particular periods of time.

We act as principal in most of our activities except for advertising placements buying services performed on behalf of clients and supervision of productions done by third parties.

When a supplier is involved in the delivery of our services to the client, we assess whether or not we are acting as a principal or an agent in the arrangement. The assessment is based on whether we control the specified services at any time before they are transferred to the customer. We have determined that in most of our advertising businesses, we generally act as a principal as we provide a significant service of integrating goods or services provided by suppliers and our own online platforms into the specified deliverable to our clients. For performance obligations in which we act as principal, we record the gross amount billed to the customer.

We have determined that we act as the agent and are solely arranging for one supplier to provide services to the customer. Specifically, we do not control the specified services before transferring those services to the customer. We do not have inventory risk or discretion in establishing pricing in our contracts with customers. For performance obligations for which we act as the agent, revenue is recorded net of the costs for advertising placements from suppliers, equal to the amount retained for our fee or commission. We acted as agent from 2019.

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

Share-based compensation expense

In November 2013, we adopted a share incentive plan, or the Leju Plan, which allows us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of shares that may be issued pursuant to all awards under the Leju Plan, or the Leju Award Pool, is 10,434,783 ordinary shares initially, and shall be increased automatically by 5% of the then total outstanding shares on an as-converted fully diluted basis on each of the third, sixth and ninth anniversaries of the effective date of the Leju Plan. On December 1, 2016 the Leju Award Pool was automatically increased by 7,553,422 ordinary shares. On December 1, 2019, the Leju Award Pool was automatically increased by 7,833,224 ordinary shares. Accordingly, the size of the Leju Award Pool is currently 25,821,429 ordinary shares.

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

On May 28, 2019, we granted 250,000 restricted shares to our employees. The restricted shares vest ratably at each grant date anniversary over a period of three years.

On June 17, 2020, we granted 800,000 restricted shares to our senior management team. The restricted shares vest ratably at each vesting commencement date anniversary over a period of three years.

As of June 30, 2020, the aggregate number of our ordinary shares underlying outstanding options granted under the Leju Plan is 12,315,313, and 966,667 restricted shares granted under the Leju Plan is outstanding.

In 2019, we recorded compensation expenses of $3.6 million for the options and restricted shares granted to our employees and directors under the Leju Plan, and nil in dividends to E-House for the options and restricted shares granted to employees and directors of E-House under the Leju Plan. As of December 31, 2019, we had $2.4 million of total unrecognized compensation expenses related to unvested share options and restricted shares granted under the Leju Plan, which we expect to be recognize over a weighted-average period of 1.41 years.

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

In 2019, no compensation expenses was recorded for the options granted to our employees and directors under the Omnigold Plan. As of December 31, 2019, there was no unrecognized compensation expense given that all share options granted under the Omnigold Plan had been vested.

Other operating income

Our other operating income primarily relates to cash subsidies received by our subsidiaries in China from local governments to encourage us to operate in certain local districts.

Interest income, net

We earn interest income primarily from bank deposits.

Other income, net

Other income, net relates to unrealized gain on marketable securities, foreign exchange loss/(gain), income from sales of properties held for sales and reimbursement from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

We have a tax benefit due to losses incurred in past years. Under PRC tax law we are permitted to carry forward losses for up to ten years for entities qualified as a “high and new technology enterprise” and up to five years for entities that do not qualify as a “high and new technology enterprise”. We may have a tax benefit for periods for which we were profitable on a consolidated basis to the extent our consolidated entities that incurred losses during the period were subject to income tax at a higher effective tax rate as compared with consolidated entities that earned profits during the period.

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

Under the EIT Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the EIT Law, “de facto management bodies” are defined as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. We cannot assure you that we will not be deemed to be a PRC resident enterprise under the EIT Law and be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. See “Item 3. Key Information—D. Risk Factors —Risks Related to Doing Business in China—Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes or we may be subject to PRC taxation on our worldwide income, and dividends distributed to our investors may be subject to PRC withholding taxes under the EIT Law and our investors may be subject to PRC withholding tax on the transfer of our ordinary shares or ADSs”.

Income (loss) from equity in affiliates

Affiliate companies are entities over which we have significant influence but do not control. Investment in affiliates is accounted for using the equity method of accounting. Under this method, our share of the post-acquisition profits or loss of affiliated companies is recognized as income/ (loss) from equity in affiliates in the income statement.

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

	Year Ended December 31,
	2017	2018	2019
	(in thousands of $, except share and per share data)
Revenues:
E-commerce	234,836	320,271	547,184
Online advertising	113,235	138,372	143,779
Listing	14,461	3,388	1,642
Total revenues	362,532	462,031	692,605
Cost of revenues	(74,054)	(72,910)	(68,298)
Selling, general and administrative expenses	(434,276)	(402,258)	(607,165)
Goodwill impairment	(41,223)	—	—
Other operating income	3,072	2,163	598
Income (loss) from operations	(183,949)	(10,974)	17,740
Interest income, net	1,314	1,086	152
Other income (loss), net	480	(4,219)	1,979
Income (loss) before income taxes and loss from equity in affiliates	(182,155)	(14,107)	19,871
Income tax benefits (expenses)	20,328	1,334	(8,990)
Income (loss) before loss from equity in affiliates	(161,827)	(12,773)	10,881
Loss from equity in affiliates	(216)	(79)	(9)
Net income (loss)	(162,043)	(12,852)	10,872
Less: Net income (loss) attributable to non-controlling interest	(1,142)	629	(650)
Net income (loss) attributable to Leju Holdings Limited shareholders	(160,901)	(13,481)	11,522
Income (loss) per share:
Basic	(1.19)	(0.10)	0.08
Diluted	(1.19)	(0.10)	0.08
Weighted average numbers of shares used in computation:
Basic	135,708,350	135,763,962	135,770,793
Diluted	135,708,350	135,763,962	135,811,751

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Total revenues. Total revenues increased 49.9% to $692.6 million in 2019 from $462.0 million in 2018, primarily due to an increase in revenues from e-commerce services. E-commerce revenues increased 70.9% to $547.2 million in 2019 from $320.3 million in 2018, primarily due to an increase in the number of discount coupons redeemed, partially offset by a decrease in the average price per discount coupon redeemed. We sold a total of 252,519 discount coupons in 2019, 177,201 of which were redeemed. Online advertising revenues increased 3.9% to $143.8 million in 2019 from $138.4 million in 2018, primarily due to an increase in property developers’ demand for online advertising. Listing revenues decreased 51.5% to $1.6 million in 2019 from $3.4 million in 2018, primarily due to a decrease in secondary real estate brokers’ demand.

Cost of revenues. Cost of revenues decreased 6.3% to $68.3 million in 2019 from $72.9 million in 2018, primarily due to decreased cost of advertising resources purchased from media platforms related to our online advertising business.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 50.9% to $607.2 million in 2019 from $402.3 million in 2018, primarily due to increased marketing expenses related to our e-commerce business.

Other operating income. Other operating income was $0.6 million in 2019, compared to $2.2 million in 2018, due to decreased cash subsidies received from local governments.

Income (loss) from operations. As a result of the foregoing, we generated $17.7 million of income from operations in 2019, compared to loss from operations of $11.0 million in 2018.

Interest income. Interest income was $0.2 million in 2019, compared to $1.1 million in 2018.

Other income (loss). We had other net income of $2.0 million in 2019, compared to other loss of $4.2 million in 2018, primarily due to $1.0 million of the unrealized income from the marketable securities recognized in 2019 while $3.8 million foreign exchange loss recognized in 2018.

Income tax benefits (expense). Income tax expense were $9.0 million in 2019, compared to income tax benefits of $1.3 million in 2018, due to the income before taxes and equity in affiliates of $19.9 million in 2019.

Net income (loss). We generated net income of $10.9 million in 2019, compared to net loss of $12.9 million in 2018.

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

Online advertising

Revenue from online advertising services is principally from online advertising arrangements and the agency fee from the sales of advertising placement of our suppliers. Online advertising arrangements allow advertisers to place advertisements on particular areas of our online platforms, in particular formats and over particular periods of time.

We act as principal in most of our activities except for advertising placements buying services performed on behalf of clients and supervision of productions done by third parties.

When a supplier is involved in the delivery of our services to the client, we assess whether or not we are acting as a principal or an agent in the arrangement. The assessment is based on whether we control the specified services at any time before they are transferred to the customer. We have determined that in most of our advertising businesses, we generally act as a principal as we provide a significant service of integrating goods or services provided by suppliers and our own online platforms into the specified deliverable to our clients. For performance obligations in which we act as principal, we record the gross amount billed to the customer.

We have determined that we act as the agent and are solely arranging for one supplier to provide services to the customer. Specifically, we do not control the specified services before transferring those services to the customer. We do not have inventory risk or discretion in establishing pricing in our contracts with customers. For performance obligations for which we act as the agent, revenue is recorded net of the costs for advertising placements from suppliers, equal to the amount retained for our fee or commission. We acted as agent from 2019.

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

Contract balances

We do not have unconditional right to the consideration for advertising or listing services until all promises have been fulfilled and therefore initially records a contract asset when recognizing revenue. Upon fulfillment of all advertising or listing services, contract assets will be reclassified as a receivable. Contract assets recognized were $2,137,107 and $829,723 for the years ended December 31, 2018 and 2019, respectively.

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

Financing Component

In determining the transaction price, we adjust the promised amount of consideration to determine the cash selling price of the service to be delivered and reflect the time value of money if the contract has a significant financing component. As a result of the adjustment to the transaction price, we recognize interest expense or interest income.

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

In 2017, 2018 and 2019, entities apart from our consolidated variable interest entities contributed in aggregate 1.3%, 0.5% and 0.1%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with our consolidated variable interest entities primarily consist of outsourcing arrangements business, support services for online advertising business and agency services included with our e-commerce business. The following table sets forth our revenues, cost of revenues and net income for the consolidated variable interest entities and other group entities which are not our consolidated variable interest entities for the years indicated:

	2019
	Variable interest entities	Other entities	Total
	(in thousands of $)
Total revenues	691,566	1,039	692,605
Cost of revenues	(59,823)	(8,475)	(68,298)
Net income (loss)	(2,844)	13,716	10,872

	2018
	Variable interest entities	Other entities	Total
	(in thousands of $)
Total revenues	459,945	2,086	462,031
Cost of revenues	(64,238)	(8,672)	(72,910)
Net income (loss)	953	(13,805)	(12,852)

	2017
	Variable interest entities	Other entities	Total
	(in thousands of $)
Total revenues	357,698	4,834	362,532
Cost of revenues	(64,948)	(9,106)	(74,054)
Net loss	(4,454)	(157,589)	(162,043)

As of December 31, 2017, 2018 and 2019, entities apart from our consolidated variable interest entities accounted for an aggregate of 53.9%, 38.7% and 27.4%, respectively, of our total assets. The assets not associated with our consolidated variable interest entities primarily consist of cash, intangible assets and goodwill. The total assets held by the consolidated variable interest entities and other group entities which are not our consolidated variable interest entities were $202.4 million and $236.5 million, respectively, as of December 31, 2017, $255.5 million and $161.2 million, respectively, as of December 31, 2018, and $380.5 million and $144.0 million, respectively, as of December 31, 2019.

Pursuant to contractual arrangements that Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng have with our consolidated variable interest entities, the earnings and cash of our consolidated variable interest entities are used to pay service fees in Renminbi to three of our PRC subsidiaries in the manner and amount set forth in these agreements. After paying the applicable withholding taxes and making appropriations for its statutory reserve requirement, the remaining net profits of our PRC subsidiaries would be available for distribution to our offshore companies. As of December 31, 2019, the net assets of our PRC subsidiaries and our consolidated variable interest entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate $35.0 million. As an offshore holding company of our PRC subsidiaries and consolidated variable interest entities, we may make loans to our PRC subsidiaries and consolidated variable interest entities. Any loans to our PRC subsidiaries are subject to registrations with relevant governmental authorities in China. We may also finance our subsidiaries by means of capital contributions. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries”.

Furthermore, cash transfers from our PRC subsidiaries to our offshore companies are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and our consolidated variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment”. Cash and cash equivalents held by the consolidated variable interest entities was denominated in Renminbi and amounted to RMB378 million ($58.1 million, based on an exchange rate of RMB6.5063 to $1.00 as of December 29, 2017), RMB597 million ($86.9 million, based on an exchange rate of RMB6.8755 to $1.00 as of December 31, 2018), and RMB862 million ($123.9 million, based on an exchange rate of RMB6.9618 to $1.00 as of December 31, 2019) as of December 31, 2017, 2018 and 2019, respectively.

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

The assumptions with the most significant impact on the fair value of the company are those relating to (i) future operating cash flows, which are forecasted for a five-year period from management’s budget and planning process; (ii) the terminal value, which is included for the period beyond five years from the balance sheet date based on the estimated cash flow in the fifth year and a terminal growth rate of 3%; and (iii) discount rates, which are identified and applied by market-based inputs based on an estimation of weighted average cost of capital considering cost of debt, risk-free rate, equity risk premium, beta, size premium, company-specific risk premium and capital structure. The discount rate used for the year ended December 31, 2017 was 16.0%.

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

Toward the end of the second quarter of 2017, China’s real estate market showed signs of further slowdown under the government’s continued restrictive policies and further credit tightening. Our revenue growth started to slow down as developers became more pessimistic about sales volume and more cautious with their advertising spending. We believed that this resulted in slower than previously expected growth for our business over the next several years. These circumstances prompted our management to perform an interim qualitative and quantitative test on goodwill as of June 30, 2017. Based on the impairment assessment review performed, we concluded that the carrying amount was higher than our fair value and consequently recorded a goodwill impairment of $41.2 million. We had no goodwill balance as of December 31, 2018 and 2019, respectively.

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

Recent Accounting Pronouncements

See “Notes to Consolidated Financial Statements for the Years Ended December 31, 2017, 2018 and 2019—2. Summary of Principal Accounting Policies—(z) Recently issued accounting pronouncements”.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.6%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

B.                                    Liquidity and Capital Resources

Our principal sources of liquidity have been capital contributions from E-House, our initial public offering and concurrent private placement to Tencent, and cash generated from operating activities. Our cash and cash equivalents consist of cash on hand and deposits placed with banks, which are unrestricted as to withdrawal or use and have original maturities of three months or less. We currently anticipate that we will be able to meet our needs to fund operations for at least the next twelve months with operating cash flow and existing cash balances. We believe that our working capital is sufficient for our present requirements, taking into consideration the potential impact the outbreak of COVID-19 may have on our business and operations.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2017	2018	2019
	(in thousands of $)
Net cash provided by (used in) operating activities	(124,168)	1,692	19,696
Net cash provided by (used in) investing activities	(8,112)	806	(5,561)
Net cash provided by (used in) financing activities	(1,863)	—	41
Net increase/(decrease) in cash and cash equivalents	(123,033)	(4,041)	11,749
Cash, cash equivalents and restricted cash at the beginning of the year	274,338	151,305	147,263
Cash, cash equivalents and restricted cash at the end of the year	151,305	147,263	159,012

Operating Activities

Net cash provided by operating activities in 2019 was $19.7 million, primarily comprising net income of $10.9 million adjusted for non-cash transactions including depreciation and amortization of $15.2 million, allowance for doubtful debt of $5.5 million, noncash lease expense of $7.6 million, a $60.2 million increase in other current liabilities and accrued expenses, a $12.2 million decrease in deferred tax assets, and a $7.2 million increase in other tax payable, partially offset by a $50.8 million increase in accounts receivable and contract assets, and a $46.6 million increase in customer deposits      .

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

Investing Activities

Net cash used in investing activities in 2019 was $5.6 million, mainly comprised of a payment of $8.0 million for property and equipment, mainly due to the decoration of our new headquarters.

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

Financing Activities

Net cash provided by financing activities in 2019 was $40,545, mainly due to the proceeds from exercise of options.

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

As a result, our PRC subsidiaries, consolidated variable interest entities and consolidated variable interest entities’ subsidiaries in China are restricted in their ability to transfer their net assets to us in the form of cash dividends, loans or advances. As of December 31, 2019, the amount of the restricted net assets, which represents registered capital and additional paid-in capital cumulative appropriations made to statutory reserves, was $35.0 million.

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

Capital Expenditure

Our capital expenditures amounted to $2.5 million, $0.9 million and $8.0 million in 2017, 2018 and 2019, respectively. In the past, our capital expenditures consisted principally of purchases of property and equipment and intangible assets used in our operations. We funded our capital expenditures primarily with cash on hand and cash generated from operating activities.

C.                                    Research and Development, Patents and Licenses, etc.

Research and Development

We believe that the continual development of our technology will be vital to maintaining our long-term competitiveness. As of December 31, 2019, we employed 294 software developers and other technology-related personnel. We have developed a technology infrastructure that is specifically used for our real estate and home related internet website services. In addition, we have also developed our proprietary mobile applications including “Leju Home Purchase” (an upgraded version of “Pocket Leju”), “Fang Niu Jia”, “Leju Er Shou Fang”, “Qianggongzhang”, contractor version of “Qianggongzhang”, “Lai Ke” and “Leju Finance”. We plan to further develop new, proprietary mobile applications tailored to the needs of home purchasers, developer partners and real estate agents. We will develop our mobile applications with a focus on enhancing mobile user experience and engagement and to achieve seamless integration with the websites we operate.

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

As of June 30, 2020, we owned 100 registered copyrights, owned or licensed 324 registered trademarks in China, had 12 trademark applications in various industry categories pending with the China Trademark Office, had 1 patent application in China and owned or licensed 112 registered domain names.

We own the software copyrights of our mobile applications “Leju Home Purchase” (an upgraded version of “Pocket Leju”), “Fang Niu Jia”, “Leju Er Shou Fang”, “Qianggongzhang”, contractor version of “Qianggongzhang”, “Lai Ke” and “Leju Finance”. We have registered our software copyrights of substantially all of our mobile applications.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.                                      Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of $)
Operating Lease Obligations(1)	34,590	5,384	8,771	7,502	12,933

Note:

(1)         Our operating lease obligations relate to our obligations under lease agreements with lessors of our corporate offices.

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

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xin Zhou	52	Executive Chairman
Yinyu He	45	Chief Executive Officer
Charles Chao	54	Director
Canhao Huang	62	Director
Martin Chi Ping Lau	47	Director
Zhe Wei	49	Independent Director
David Jian Sun	55	Independent Director
Min Fan	55	Independent Director
Winston Jin Li	53	Independent Director
Hongchao Zhu	60	Independent Director
Qiong Zuo	40	Chief Operating Officer
Li-Lan Cheng	55	Acting Chief Financial Officer

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

Martin Chi Ping Lau has served as our director since March 2014. Mr. Lau is an executive director and President of Tencent. He joined Tencent in 2005 as the Chief Strategy and Investment Officer and was responsible for corporate strategies, investments, merger and acquisitions and investor relations. In 2006, Mr. Lau was promoted as President of Tencent to manage the day-to-day operation of Tencent. In 2007, he was appointed as an executive director of Tencent. Prior to joining Tencent, Mr. Lau was an executive director at Goldman Sachs (Asia) L.L.C.’s investment banking division and the Chief Operating Officer of its Telecom, Media and Technology Group. Prior to that, he worked at McKinsey & Company, Inc. as a management consultant. Mr. Lau currently serves as a non-executive director of Kingsoft Corporation Limited, an Internet based software developer, distributor and software service provider listed in Hong Kong, a director of JD.com, Inc. (NASDAQ: JD), a leading online direct sales company in China, a director of Vipshop Holdings Limited (NYSE: VIPS), an online discount retailer company in China, a director of Tencent Music Entertainment Group (formerly known as China Music Corporation) (NYSE: TME), a leading online music entertainment platform in China, and a non-executive director of Meituan Dianping (SEHK: 3690), China’s leading e-commerce platform for services listed in Hong Kong. Mr. Lau received a Bachelor of Science Degree in Electrical Engineering from the University of Michigan, a Master of Science Degree in Electrical Engineering from Stanford University and an MBA Degree from Kellogg Graduate School of Management, Northwestern University.

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

David Jian Sun has served as our independent director since April 2014. Mr. Sun has been an executive director and the general manager of BTG Hotels (Group) Co., Ltd. (Shanghai Stock Exchange Stock Code: 600258), a tourism service company in China, since September 2016. Prior to joining BTG Hotels Group, Mr. Sun served as an executive director and the chief executive office of Home Inns Group, a leading economy hotel chain in China. Mr. Sun has served as an independent director and a member of the compensation committee of eHai Car Services Ltd., an NYSE-listed car service provider. Mr. Sun has served as an independent director and a member of the compensation committee of 111 Inc. (NASDAQ: YI), a leading integrated online and offline healthcare platform in China. Mr. Sun received a bachelor’s degree in management from Shanghai Medical University.

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

Hongchao Zhu has served as our independent director since March 2017. Mr. Zhu is the managing partner of Shanghai United Law Firm and has been practicing with Shanghai United Law Firm since 1986. Mr. Zhu is a guest professor of East China University of Political Science and Law and Shanghai University, and is also an arbitrator of Shanghai Arbitration Association and China International Economic Trade Arbitration Commission. Mr. Zhu currently serves as an independent director of Jupai Holdings Limited, an NYSE-listed third-party wealth management service provider in China, an independent director of Wonders Information Co., Ltd. (SZSE: 300168), a company listed on Shenzhen Stock Exchange, an independent director of E-House (China) Enterprise Holdings Limited (SEHK: 2048), a company listed on the Hong Kong Stock Exchange, and an independent director of Haitong Securities Co., Ltd. (SEHK: 06837; SSE: 600837), a company listed on the Hong Kong Stock Exchange and Shanghai Stock Exchange. Mr. Zhu once served as vice chairman of the All China Bar Association and chairman of the Shanghai Bar Association. Mr. Zhu received his master’s and bachelor’s degrees in law from Fudan University in China.

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

Li-Lan Cheng has served as our acting chief financial officer since June 2017. Mr. Cheng also served as our executive director from March 2014 to March 2017. Mr. Cheng currently serves as the chief operating officer of E-House, a position he has held since April 2012. He was E-House’s chief financial officer from November 2006 to April 2012. Mr. Cheng has been an executive director of E-House (China) Enterprise Holdings Limited (SEHK: 2048), an affiliate of E-House, since March 2018. Prior to joining E-House, Mr. Cheng served as the chief financial officer of SouFun Holdings Limited, a real estate internet company in China, from 2005 to 2006. From 2002 to 2004, Mr. Cheng served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. Mr. Cheng was an assistant director and the head of the Asian transportation sector investment banking group of ABN AMRO Asia from 1997 to 2002. Mr. Cheng is an independent director of 51job, Inc. (Nasdaq: JOBS), a human resource service provider listed on Nasdaq, an independent director of LAIX Inc. (NYSE: LAIX), an NYSE-listed artificial intelligence company for English language training and an independent director of Yunji Inc. (Nasdaq: YJ), a Nasdaq-listed leading social e-commerce platform in China. Mr. Cheng received a bachelor’s degree in Economics from Swarthmore College and a Ph.D. degree in Economics from the Massachusetts Institute of Technology. Mr. Cheng is a chartered financial analyst (CFA).

B.                                    Compensation of Directors and Executive Officers

For the year ended December 31, 2019, we paid an aggregate of approximately $1.0 million in cash to our executive officers, and we granted 250,000 restricted shares to our executive officers in 2019. We did not pay any compensation to our directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

In November 2013, we adopted the Leju Plan, which allows us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of shares that may be issued pursuant to all awards under the Leju Plan is 10,434,783 ordinary shares of Leju initially, and will be increased automatically by 5% of the then total outstanding shares on an as-converted fully diluted basis on each of the third, sixth and ninth anniversaries of the effective date of the Leju Plan. The Leju Plan was amended and replaced in July 2014 containing substantially the same terms as the original Leju Plan. On December 1, 2016, the award pool under the Leju Plan was automatically increased by 7,553,422 ordinary shares. On December 1, 2019 the Leju Award Pool was automatically increased by 7,833,224 ordinary shares. Accordingly, the size of the award pool under the Leju Plan is currently 25,821,429 ordinary shares.

The following paragraphs describe the principal terms of the Leju Plan.

Plan Administration. Our board of directors, or a committee designated by our board or directors, will administer the plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each option grant.

Award Agreements. Options and other awards granted under the plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant. In addition, the award agreement may also provide that securities granted are subject to a 180-day lockup period following the effective date of a registration statement filed by us under the Securities Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities. The exercise price of granted options may be amended or adjusted in the absolute discretion of our board of directors, or a committee designated by our board of directors, without the approval of our shareholders or the recipients of the options.

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

As of June 30, 2020, the aggregate number of our ordinary shares underlying outstanding options granted under the Leju Plan is 12,315,313, and 966,667 restricted shares granted under the Leju Plan are outstanding.

The following table summarizes, as of June 30, 2020, the options and restricted shares granted under the plan to our executive officers and directors and to other individuals as a group (including certain of our employees and E-House’s employees), without giving effect to the options that were exercised or restricted shares that had vested, if any.

Name	Ordinary Underlying Options/Restricted Shares		Exercise Price (2) ($/Share)	Date of Grant	Date of Expiration (2)
Xin Zhou	360,000	*(1)	4.6	December 1, 2013	N/A
	100,000		5.54	December 14, 2015	December 13, 2025
	60,000		3.24	March 30, 2017	March 29, 2027
	60,000		1.55	March 21, 2018	March 20, 2028
	30,000		1.41	June 27, 2018	June 26, 2028
Yinyu He	720,000		4.6	December 1, 2013	November 30, 2023
	100,000	*	N/A	March 18, 2014	N/A
	120,000		5.54	December 14, 2015	December 13, 2025
	250,000		3.24	March 30, 2017	March 29, 2027
	150,000		1.55	March 21, 2018	March 20, 2028
	150,000		1.41	June 27, 2018	June 26, 2028
	150,000	*	N/A	May 28, 2019	N/A
	500,000	*	N/A	June 17, 2020	N/A
Charles Chao	360,000		4.6	December 1, 2013	November 30, 2023
	50,000		5.54	December 14, 2015	December 13, 2025
	60,000		3.24	March 30, 2017	March 29, 2027
	60,000		1.55	March 21, 2018	March 20, 2028
	30,000		1.41	June 27, 2018	June 26, 2028
Canhao Huang	30,000		4.6	December 1, 2013	November 30, 2023
	15,000		5.54	December 14, 2015	December 13, 2025
	30,000		1.55	March 21, 2018	March 20, 2028
	30,000		1.41	June 27, 2018	June 26, 2028
Zhe Wei	60,000	*	N/A	March 18, 2014	N/A
	20,000		5.54	December 14, 2015	December 13, 2025
	30,000		3.24	March 30, 2017	March 29, 2027
	30,000		1.55	March 21, 2018	March 20, 2028
	30,000		1.41	June 27, 2018	June 26, 2028
David Jian Sun	40,000	*	N/A	March 18, 2014	N/A
	15,000		5.54	December 14, 2015	December 13, 2025
	20,000		3.24	March 30, 2017	March 29, 2027
	20,000		1.55	March 21, 2018	March 20, 2028
	20,000		1.41	June 27, 2018	June 26, 2028

Name	Ordinary Underlying Options/Restricted Shares		Exercise Price (2) ($/Share)	Date of Grant	Date of Expiration (2)
Min Fan	40,000	*	N/A	March 18, 2014	N/A
	15,000		5.54	December 14, 2015	December 13, 2025
	20,000		3.24	March 30, 2017	March 29, 2027
	20,000		1.55	March 21, 2018	March 20, 2028
	20,000		1.41	June 27, 2018	June 26, 2028
Winston Jin Li	40,000	*	N/A	March 18, 2014	N/A
	15,000		5.54	December 14, 2015	December 13, 2025
	20,000		3.24	March 30, 2017	March 29, 2027
	20,000		1.55	March 21, 2018	March 20, 2028
	20,000		1.41	June 27, 2018	June 26, 2028
Hongchao Zhu	20,000		4.6	December 1, 2013	November 30, 2023
	10,000		5.54	December 14, 2015	December 13, 2025
	20,000		3.24	March 30, 2017	March 29, 2027
	20,000		1.55	March 21, 2018	March 20, 2028
	20,000		1.41	June 27, 2018	June 26, 2028
Li-Lan Cheng	240,000	*	4.6	December 1, 2013	N/A
	30,000		5.54	December 14, 2015	December 13, 2025
	30,000		3.24	March 30, 2017	March 29, 2027
	100,000		1.55	March 21, 2018	March 20, 2028
	90,000		1.41	June 27, 2018	June 26, 2028
Qiong Zuo	150,000		1.55	March 21, 2018	March 20, 2028
	120,000		1.41	June 27, 2018	June 26, 2028
	100,000	*	N/A	May 28, 2019	N/A
	300,000	*	N/A	June 17, 2020	N/A
Other individuals as a group	10,546,175	**	1.41 to 9.68	December 1, 2013 to	November 30, 2023 to
				June 17, 2020	June 26, 2028 or N/A

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

In 2019, our board of directors held meetings or passed unanimous written resolution in lieu of meeting three times.

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

In 2019, our audit committee held meetings or passed unanimous written resolutions in lieu of meeting five times.

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

In 2019, our compensation committee passed unanimous written resolutions in lieu of meeting once.

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

In 2019, our nominating and corporate governance committee passed unanimous written resolutions in lieu of meeting once.

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

D.                                    Employees

As of December 31, 2017, 2018 and 2019, we had 3,593, 2,601 and 2,312 employees, respectively. The table sets forth the number of employees by area of business as of December 31, 2019:

	Number of Employees	Percentage of Employees
Sales	575	24.9%
Software Developers and Other Technology-related	294	12.7%
Editorial	452	19.6%
Customer Support	354	15.3%
Corporate Offices	637	27.6%
Total	2,312	100.0%

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

E.                                     Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 30, 2020 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5.0% of our ordinary shares.

As of June 30, 2020, we had 135,973,615 ordinary shares issued and outstanding, excluding the 4,079,138 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from June 30, 2020, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Xin Zhou(1)	52,145,996	38.3
Yinyu He(†)(2)	1,400,866	1.0
Charles Chao(3)	*	*
Canhao Huang	*	*
Martin Chi Ping Lau(4)	*	*
Zhe Wei(5)	*	*
Jian Sun(6)	*	*
Min Fan(7)	*	*
Winston Jin Li(8)	*	*
Hongchao Zhu(9)	*	*
Li-Lan Cheng	*	*
Qiong Zuo	*	*
All Directors and Executive Officers as a Group(††)	55,360,936	39.9

Principal Shareholders:
E-House (China) Holdings Limited(10)	47,920,288	35.2
SINA Corporation(11)	42,117,874	31.0
Tencent Holdings Limited(12)	21,231,220	15.6

Notes:

*                 Less than 1% of our total outstanding shares.

(†)         On June 27, 2018, we announced that Mr. Yinyu He has agreed to purchase an aggregate of 6,788,198 ordinary shares of our company from E-House, our principal shareholder, for a total consideration of US$9,299,831. The purchase has not been completed as of the date of this annual report.

(††)  Except where otherwise disclosed in the footnotes below, the business address of each of our directors and executive officers is Level G, Building G, No.8 Dongfeng South Road, Chaoyang District, Beijing 100016, People’s Republic of China.

(1)         Include (i) 370,833 ordinary shares held by Mr. Xin Zhou, (ii) 203,240 ordinary shares and 2,058,879 ordinary shares represented by 2,058,879 ADSs held by On Chance Inc., or On Chance, a British Virgin Islands company solely owned and controlled by Mr. Zhou, (iii) 889,506 ordinary shares held by Kanrich Holdings Limited, or Kanrich, a British Virgin Islands company solely owned and controlled by Mr. Zhou, (iv) 483,250 ordinary shares held by Jun Heng Investment Limited, or Jun Heng, a British Virgin Islands company owned by Mr. Zhou indirectly through On Chance and controlled by Mr. Zhou, (v) 47,739,363 ordinary shares and 180,925 ordinary shares represented by 180,925 ADSs held by E-House, a wholly owned subsidiary of Parent, and (vi) 220,000 ordinary shares issuable to Mr. Zhou upon exercise of options or vesting of restricted shares within 60 days after June 30, 2020. Parent is a Cayman Islands company wholly owned by Mr. Xin Zhou. To our knowledge, E-House, Mr. Zhou, On Chance, Kanrich and Jun Heng have pledged an aggregate of 24,437,513 ordinary shares to SINA.

(2)   Include (i) 150,833 ordinary shares and 33 ordinary shares represented by 33 ADSs held by Mr. Yinyu He, (ii) 1,250,000 ordinary shares issuable to Mr. He upon exercise of options or vesting of restricted shares within 60 days after June 30, 2020

(3)         The business address of Mr. Charles Chao is SINA Plaza, No. 8 Courtyard 10, the West Xibeiwang E. Road, Haidian District, Beijing 100193, People’s Republic of China.

(4)         The business address of Mr. Martin Chi Ping Lau is 48/F, South Tower, Tencent Binhai Building, Haitian 2nd Road, Nanshan District, Shenzhen, People’s Republic of China.

(5)         The business address of Mr. Zhe Wei is 3301, Kerry Parkside Office Building, 1155 Fangdian Rd., Pudong District, Shanghai, People’s Republic of China.

(6)         The business address of Mr. Jian Sun is No. 124 Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.

(7)         The business address of Mr. Min Fan is Building 18, No. 968 Jin Zhong Road, Changning District, Shanghai 200335, People’s Republic of China.

(8)         The business address of Mr. Winston Jin Li is Unit 4, Tower C, Yingdu Building, Zhichun Road, Haidian District, Beijing 100086, People’s Republic of China.

(9)         The business address of Mr. Hongchao Zhu is Suite 1705, Bund Center, 222 Yan An Road (East), Huangpu District, Shanghai 200002, People’s Republic of China.

(10)  Include (i) 47,739,363 ordinary shares and (ii) 180,925 ordinary shares represented by 180,925 ADSs. E-House had been our parent company until December 30, 2016 and is incorporated in the Cayman Islands. The business address of E-House is 11/F, Yinli Building, No. 383 Guangyan Road, Shanghai, 200072, People’s Republic of China. E-House is a wholly owned subsidiary of Parent, which is a Cayman Islands company wholly owned by Mr. Xin Zhou. To our knowledge, E-House has pledged an aggregate of 25,100,000 ordinary shares to Nanhui Branch of Shanghai Pudong Development Bank.

(11)  Based on Schedule 13D filed with the SEC on January 4, 2017 by SINA, and include (i) 42,081,187 ordinary shares held by SINA and (ii) 36,687 ordinary shares represented by 36,687 ADSs held by MemeStar Limited, a wholly owned subsidiary of SINA. SINA is an exempted company incorporated under the laws of the Cayman Islands. SINA is an online media company and mobile value-added service provider. The principal executive offices of SINA are located at 37F, Jin Mao Tower 88 Century Boulevard, Pudong, Shanghai 200121, China.

(12)  Represents 21,231,220 held by THL O Limited, a British Virgin Islands company and an indirect wholly owned subsidiary of Tencent Holdings Limited. or Tencent. See “Item 7. Related Party Transactions—Transactions and Agreements with Tencent” for more information. Tencent Holding Limited is incorporated in the Cayman Islands and its business address is 29/F., Three Pacific Place, No.1 Queen’s Road East, Wanchai, Hong Kong. Tencent is listed on the Hong Kong Stock Exchange.

To our knowledge, as of June 30, 2020, 26,678,904 of our ordinary shares were held by four record holders in the United States, representing approximately 19.0% of our total outstanding shares (including the 4,079,138 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan). One of these holders is JPMorgan Chase Bank, N.A., the depositary of our ADS program, which held 26,001,569 ordinary shares on record, representing approximately 18.6% of our total outstanding shares on record as of June 30, 2020 (including the 4,079,138 ordinary shares issued to it for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

E-House charged us a fee based on an estimate of the actual costs incurred to provide services under the offshore and onshore transitional services agreements, which amounted to $5.4 million, $1.9 million and $1.8 million for 2017, 2018 and 2019, respectively.

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

Other Transactions and Agreements with E-House

For the years ended December 31, 2017, 2018 and 2019, we derived revenues in the amount of $126,168, nil and $23,168 from providing online advertising services to E-House. On May 28, 2018, we entered into an agreement with E-House to entrust the operation of our Online Furnishing platform business to E-House. E-House agreed to compensate us for any losses generated from the operation. Likewise, any profit from the operation would be equally shared by us and E-House. The amounts represent compensation receivable from E-House due to losses generated from the operation. As a result, for the year ended December 31, 2018, we recognized $3.4 million for such compensation from E-House, net of selling, general and administrative expenses. Such agreement was terminated on December 20, 2018. For the years ended December 31, 2017, 2018, and 2019, we recognized expenses for services provided by E-House of $6.5 million, $2.0 million and $1.5 million, respectively.

In March 2015, we declared a cash dividend of $0.20 per ordinary share, or $0.20 per ADS, and paid an aggregate of $18.7 million to E-House directly from our additional paid-in capital account in May 2015.

As of December 31, 2017, 2018 and 2019, we had a payable to E-House of $1.4 million, a receivable from E-House of $0.9 million and $0.6 million, respectively.

With respect to our sales of discount coupons for property developments in Beijing, for regulatory reasons the fees for such discount coupons are collected by E-House on our behalf and either remitted to us or used to offset amounts owed by us to E-House. In the past, E-House did not charge any fee or commission for its provision of this service to us.

Loans Outstanding

As of December 31, 2017, 2018 and 2019, we had no outstanding loan payables to E-House.

For the years ended December 31, 2017, 2018 and 2019, the largest aggregate amount outstanding under loans made to us by E-House was $1.9 million, nil and nil, respectively. We took out a loan of $89.5 million from E-house and repaid $87.6 million to E-House during the year ended December 31, 2016. We repaid the remaining $1.9 million to E-House during the year ended December 31, 2017.

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

In January 2019, we entered into a series of exclusive advertising agency agreements with Tencent. Pursuant to the exclusive advertising agency agreements, we are the exclusive real property advertising agent of Tencent for selling advertising to real estate advertisers in certain areas of China, including, Tianjin and Sichuan, Anhui, Shanxi, Guangxi and Fujian provinces. In March 2019, we entered into an advertising agency agreement with Tencent, pursuant to which we are the real property advertising agent of Tencent in certain other areas of China. In January 2020, we renewed and entered into advertising agency agreements with Tencent, pursuant to which we are the real property advertising agent of Tencent in many areas of China. Pursuant to the exclusive advertising agency agreements signed in April 2020, such areas of China were Heilongjiang, Shanxi, Tianjin, Fujian, Guangxi, Guizhou, Chongqing, Sichuan and some cities in Jiangsu Province.

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

Transactions with Certain Related Customers and Suppliers, Shareholders, Directors and Affiliates

Transactions with Related Customers and Suppliers

Transactions with SINA. As of December 31, 2017, 2018 and 2019, we had a payable balance of $1.6 million, $2.2 million and $3.3 million, respectively, to SINA, representing online advertising resources fee payable to SINA. The total cost recognized for the advertising resources purchased from SINA was $15.6 million, $19.8 million and $18.3 million for the years ended December 31, 2017, 2018 and 2019, respectively.

Transactions with Tencent. As of December 31, 2017, 2018 and 2019, we had a receivable balance of $3.7 million, $5.8 million and $6.8 million, respectively, to Tencent, representing online advertising resources fee prepaid to Tencent. The total cost recognized for the advertising resources purchased from Tencent was $16.3 million, $23.5 million and $21.4 million for the years ended December 31, 2017, 2018 and 2019, respectively. In addition, fee paid to Tencent for advertising resources on behalf of customers as the Group acted as agent were nil, nil and $9.2 million for the years ended December 31, 2017, 2018 and 2019, respectively.

Transactions with Shanghai Quanzhuyi Home Furnishing Accessories Ltd., or Quanzhuyi. Quanzhuyi is one of our investment affiliates and we own 13.5% equity interest in it. We provided online advertising services to Quanzhuyi of $23,603, nil and nil, respectively, in 2017, 2018 and 2019.

Transactions with Yunnan Huixiangju Information & Consultant Ltd., or Huixiangju. Huixiangju is one of our investment affiliates and we own 51% equity interest in it. As of December 31 2019, we had a receivable balance of 1.4 million from Huixiangju , represents the platform service fee receivable from Huixiangju. The total revenue generated for the platform services to Huixiangju was $1.3 million in 2019.

Transactions with Suzhou Qianyisheng Information & Consultant Ltd., or Qianyisheng. Qianyisheng is one of our investment affiliates and we own 19% equity interest in it. As of December 31 2019, we had a receivable balance of $1,075, which represents the expense paid on behalf of Qianyisheng.

Transactions with Shanghai Yicang Enterprise Management Co., Ltd., or Yicang. Yicang was controlled by Mr. Xin Zhou, our executive chairman before it was sold by Mr. Xin Zhou on April, 2019. We rented office from Yicang of $0.2 million, $9,438 and $17,767 in 2017, 2018 and 2019, respectively. As of December 31, 2017, 2018 and 2019, we had a payable balance of $74,717, $1,266 and nil, respectively.

Transactions with Shanghai Yunchuang Information & Technology Ltd., or Yunchuang. Yunchuang is under control of Mr. Xin Zhou, our executive chairman. We purchased a live-broadcasting application with all its related software copyrights and personnel from Yunchang for a consideration of $6.0 million from Yunchang in 2017, and purchased technical services of $55,018,  $17,216 and $1.1 million in 2017, 2018 and 2019, respectively. As of December 31, 2017, we had a receivable balance from Yunchuang of $42,497, which represents the expenses paid on behalf of Yunchuang. As of December 31, 2018 and 2019, we had a payable balance of $7,450 and $1.1 million, which represents the payable for technical service fees.

Transactions with Jupai Holdings Ltd., or Jupai. Mr. Xin Zhou, our executive chairman, is a director of Jupai. We purchased services of $0.3 million, $0.2 million and $132,586 from Jupai in 2017, 2018 and 2019, respectively. As of December 31, 2017, 2018 and 2019, we had no receivable balance from or payable balance to Jupai.

Transactions with E-House (China) Enterprise Holdings Ltd., or E-House Enterprise. Mr. Xin Zhou, our executive chairman, is a director of E-House Enterprise. E-House Enterprise was controlled by E-House prior to 2018. For the years ended December 31, 2018 and 2019, we derived revenues in the amount of $1.9 million and $1.4 million from providing online advertising services to E-House Enterprise, respectively, and we recognized expenses for marketing channel services provided by E-House Enterprise of $4.3 million and $7.4 million, respectively. As of December 31, 2018 and 2019, we had a payable balance of $1.3 million and a receivable balance of $0.9 million, respectively.

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

In 2019, the trading price of our ADSs on the NYSE ranged from $2.10 to $1.05 per ADS.

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

B.                                    Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (2020 Revision) of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.

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

Register of Members. Under Cayman Islands law, we must keep a register of members and there should be entered therein:

•                  the names and addresses of the members, together with a statement of the shares held by each member, and such statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the  number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

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

Voting Rights. Each shareholder is entitled to one vote on a show of hands or, on a poll, to one vote for each share registered in his name on the register of members, on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll (before or on the declaration of the result of the show of hands) is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders present in person or by proxy entitled to vote and who together hold not less than ten percent of the paid up voting share capital of our Company.

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

Transfer of Ordinary Shares. Any of our shareholders may transfer, subject to the approval of our board of directors or the written consent of a director authorized by our board of directors in writing to approve share transfers, all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

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

•                  the ordinary shares transferred are free of any lien in favor of us;

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

Liquidation. On a winding up of our company, the liquidator may, with the sanction of a special rsolution, divide amongst the shareholders in specie or kind the whole or any part of the assets of our company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction shall think fit, but so that no shareholder shall be compelled to accept any shares or other securities whereon there is any liability. We are a “limited liability” company registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

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

Anti-Takeover Provisions. Some provisions of our current memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended. This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules that differ significantly from those summarized below (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or investors that have a functional currency other than the U.S. dollar). In addition, this discussion does not address U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any non-U.S., state, and local tax considerations. Each U.S. holder is urged to consult its tax advisors regarding the U.S. federal, state, local, and non-U.S. tax considerations of an investment in our ADSs or ordinary shares.

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

Although the law in this regard is unclear, we treat our consolidated variable interest entities as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. If it were determined that we are not the owner of our consolidated variable interest entities for U.S. federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Assuming that we are the owner of our consolidated variable interest entities for U.S. federal income tax purposes, and based upon our current income and assets, we believe we were not a PFIC for the taxable year ended December 31, 2019, and we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we believe we were not a PFIC for the taxable year ended December 31, 2019, and do not expect to be a PFIC for the current taxable year and the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. If we were classified as a PFIC for any year during which a U.S. holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our ADSs or ordinary shares.

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

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. holder who makes a mark-to-market election with respect to our ADSs may continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any of our non-U.S. subsidiaries that is classified as a PFIC.

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

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and we have not used any forward contracts, currency borrowings or derivative instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. As of December 31, 2019, we had Renminbi- or Hong Kong dollar- denominated cash balances of $157.7 million and U.S. dollar-denominated cash balances of $1.3 million. Assuming we had converted the U.S. dollar-denominated cash balance of $1.3 million as of December 31, 2019 into Renminbi at the exchange rate of $1.00 for RMB6.9618 as of December 31, 2019, this cash balance would have been RMB8.9 million. Assuming a further 1% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB8.8 million as of December 31, 2019. Assuming a 1% depreciation of the Renminbi against the U.S. dollar, this cash balance would have increased to RMB9.0 million as of December 31, 2019.

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

For the year ended December 31, 2019, we received $0.3 million of reimbursement from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Management’s Report on Internal Control over Financial Reporting

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, our management has concluded that, as of December 31, 2019, our internal control over financial reporting was effective. This annual report does not include an attestation report on internal control over financial reporting from our company’s registered public accounting firm, because we, as a “non-accelerated filer” as defined under Rule 12b-2 of the Exchange Act, are not required to have an attestation report on internal control over financial reporting from our external auditors.

We had been an “emerging growth company”, as defined in the JOBS Act, and ceased to be one as of the end of the fiscal year ended December 31, 2019. For so long as we were an “emerging growth company”, we took advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404. Regardless of our status as an “emerging growth company”, as a “non-accelerated filer” as defined under Rule 12b-2 of the Exchange Act, we are still not required to have an attestation report on internal control over financial reporting from our external auditors.

Furthermore, our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. It is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such accountant might have identified material weaknesses and deficiencies or might issue a qualified report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

Changes in Internal Control over Financial Reporting

Other than described above, there were no changes in our internal control over financial reporting during 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.                                         [RESERVED]

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

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

In May 2020, we have appointed Yu Certified Public Accountant, P.C. (“Yu CPA”) as our independent registered public accounting firm for the fiscal year ended December 31, 2019. At the same time, we and Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) have mutually agreed to terminate Deloitte’s appointment as our independent registered public accounting firm.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte and Yu CPA, as applicable, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Years Ended December 31,
	2018	2019
Audit fees (1)- Deloitte	804,122	537,571
Audit fees(1)-Yu CPA	—	480,000

Notes:

(1)         “Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by external auditor, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.                                EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.                                 CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

In May 2020, we dismissed Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte, as our independent registered public accounting firm. On the same date, we engaged Yu CPA as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the fiscal year ended December 31, 2019, effective immediately. During the fiscal years ended December 31, 2017 and 2018 and in the subsequent interim period through May 2020, neither we nor anyone acting on our behalf consulted Yu CPA regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of our company, and neither a written report nor oral advice was provided to us by Yu CPA that Yu CPA concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a “disagreement” (as that term is used in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

Deloitte’s audit report on our company’s consolidated financial statements as of December 31, 2018 and for each of the two years in the period ended December 31, 2018 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

Our decision to dismiss Deloitte and engage Yu CPA was approved by our independent audit committee.

During the years ended December 31, 2017 and 2018 and the subsequent interim period through our dismissal of Deloitte in May 2020, there were no disagreements between us and Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make references thereto in their reports on the financial statements for such years. In addition, there were no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.

We provided Deloitte with a copy of the foregoing disclosure, and requested that Deloitte furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. We have received the requested letter from Deloitte, a copy of which is filed as Exhibit 16.1 to this Form 20-F.

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

2.4*	Description of Securities
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
4.29

Master  Transaction Agreement, dated March 2014, between the Registrant and  E-House (China) Holdings Limited. (incorporated herein by reference to  Exhibit 10.29 to the registration statement on Form F-1 (File  No. 333-194505), as amended, initially filed with the Securities and  Exchange Commission on March 12, 2014)

4.30

Offshore  Transitional Services Agreement, dated March 2014, between the  Registrant and E-House (China) Holdings Limited. (incorporated herein by  reference to Exhibit 10.30 to the registration statement on  Form F-1 (File No. 333-194505), as amended, initially filed with  the Securities and Exchange Commission on March 12, 2014)

4.31

Non-Competition  Agreement, dated March 2014, between the Registrant and E-House (China)  Holdings Limited. (incorporated herein by reference to Exhibit 10.31 to  the registration statement on Form F-1 (File No. 333-194505), as  amended, initially filed with the Securities and Exchange Commission on  March 12, 2014)

4.32

English  translation of Onshore Transitional Services Agreement, dated  March 2014, between Shanghai Real Estate Sales  (Group) Co., Ltd.  and certain subsidiaries of the Registrant (incorporated herein by reference  to Exhibit 10.32 to the registration statement on Form F-1 (File  No. 333-194505), as amended, initially filed with the Securities and  Exchange Commission on March 12, 2014)

4.33

English  translation of Onshore Cooperation Agreement, dated March 2014, by and  among Shanghai Real Estate Sales (Group) Co., Ltd., Beijing Yisheng Leju  Information Services Co., Ltd., Shanghai Yi Xin E-Commerce  Co., Ltd. and Beijing Jiajujiu E-Commerce Co., Ltd. (incorporated  herein by reference to Exhibit 10.33 to the registration statement on  Form F-1 (File No. 333194505), as amended, initially filed with  the Securities and Exchange Commission on March 12, 2014)

4.34

Strategic  Cooperation Agreement, dated March 10, 2014, between Shanghai Yi Yue  Information Technology Co., Ltd. and Shenzhen Tencent Computer Systems  Company Limited (incorporated herein by reference to Exhibit 10.37 to  the registration statement on Form F-1 (File No. 333-194505), as  amended, initially filed with the Securities and Exchange Commission on March 24,  2014)

4.35

Investor  Rights Agreement dated March 31, 2014 between E-House (China) Holdings  Limited, THL O Limited and the Registrant (incorporated herein by reference  to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-194505),  as amended, initially filed with the Securities and Exchange Commission on April  4, 2014)

4.36

Registration  Rights Agreement, dated March 21, 2017, between the Registrant and SINA  Corporation (incorporated herein by reference to Exhibit 4.42 to our annual  report on Form 20-F, filed with the Securities and Exchange Commission  on April 21, 2017)

4.37

English  translation of Termination Agreement dated February 16, 2017 between  Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng  Leju Information Services Co., Ltd., Xudong Zhu and Zuyu Ding  (incorporated herein by reference to Exhibit 4.43 to our annual report on  Form 20-F, filed with the Securities and Exchange Commission on  April 21, 2017)

4.38

English  translation of Equity Transfer Agreement dated February 16, 2017 between  Xudong Zhu, Zuyu Ding and Yinyu He (incorporated herein by reference to  Exhibit 4.44 to our annual report on Form 20-F, filed with the  Securities and Exchange Commission on April 21, 2017)

4.39

English  translation of Supplemental Agreement dated February 16, 2017 between  Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng  Leju Information Services Co., Ltd., Xudong Zhu, Zuyu Ding and Yinyu He (incorporated herein by reference to Exhibit 4.45 to our annual report  on Form 20-F, filed with the Securities and Exchange Commission on  April 21, 2017)

4.40

English  translation of Termination Agreement dated March 1, 2017 between  Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce  Co., Ltd., Zuyu Ding and Weijie Ma (incorporated herein by reference to  Exhibit 4.46 to our annual report on Form 20-F, filed with the  Securities and Exchange Commission on April 21, 2017)

4.41

English  translation of Equity Transfer Agreement dated March 1, 2017 between  Weijie Ma, Zuyu Ding and Yinyu He (incorporated herein by reference to  Exhibit 4.47 to our annual report on Form 20-F, filed with the  Securities and Exchange Commission on April 21, 2017)

4.42

English  translation of Supplemental Agreement dated March 1, 2017 between  Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce  Co., Ltd., Zuyu Ding, Weijie Ma and Yinyu He (incorporated herein by  reference to Exhibit 4.48 to our annual report on Form 20-F, filed  with the Securities and Exchange Commission on April 21, 2017)

4.43

English  translation of Termination Agreement dated February 26, 2017 between  Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing  Jiajujiu E-Commerce Co., Ltd., Zuyu Ding and Weijie Ma (incorporated  herein by reference to  Exhibit 4.49 to our annual report on  Form 20-F, filed with the Securities and Exchange Commission on  April 21, 2017)

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

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Yu Certified Public Accountant P.C.
15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accounts LLP
15.3*	Consent of Fangda Partners
16.1*	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the Securities and Exchange Commission
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*      Filed herewith

**   Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LEJU HOLDINGS LIMITED

By:	/s/ Yinyu He
Name: Yinyu He
Title: Chief Executive Officer

Date: July 15, 2020

LEJU HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Leju Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Leju Holdings Limited, its subsidiaries, variable interest entities and subsidiaries of variable interest entities (the “Group”) as of December 31, 2018, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2018, and the related notes and the financial statements schedule included in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 10, 2019

We had been the Company’s auditor from 2013 to May 7, 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Leju Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Leju Holdings Limited (the “Company”), its subsidiaries and its variable interest entities (collectively the “Group”)  as of December 31, 2019, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows, for the year ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with generally accepted accounting principles in the United States of America.

Adoption of New Accounting Standards

As discussed in Note 2(j) to the consolidated financial statements, the Group has adopted Accounting Standards Codification (“ASC”) Topic 842, Leases, effective January 1, 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Yu Certified Public Accountant, P.C.

Yu Certified Public Accountant, P.C.

We have served as the Group’s auditor since 2020.

New York, New York

July 15, 2020

LEJU HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollar except for share data)

	December 31,
	2018	2019
		(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	147,263,466	159,012,092
Accounts receivable, net of allowance for doubtful accounts of $18,195,382 and $16,108,520 as of December 31, 2018 and 2019, respectively	102,697,121	147,637,497
Contract assets	2,137,107	829,723
Marketable securities	2,466,814	3,437,739
Customer deposits	10,671,689	57,174,006
Prepaid expenses and other current assets	8,620,215	5,436,412
Amounts due from related parties	6,694,579	9,673,069
Total current assets	280,550,991	383,200,538
Property and equipment, net	14,058,327	18,108,430
Intangible assets, net	57,401,177	45,580,698
Right-of-use assets[1]	—	26,776,095
Investment in affiliates	62,979	52,991
Deferred tax assets, net	62,356,063	49,310,820
Other non-current assets	2,297,489	1,450,406
TOTAL ASSETS	416,727,026	524,479,978

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Leju of $225,700 and $1,034,281 as of December 31, 2018 and 2019, respectively)	803,275	1,523,084
Accrued payroll and welfare expenses (including accrued payroll and welfare expenses of the consolidated VIEs without recourse to Leju of $23,622,869 and $29,839,798 as of December 31, 2018 and 2019, respectively)	30,628,336	32,786,706
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Leju of $25,597,112 and $25,617,526 as of December 31, 2018 and 2019, respectively)	58,029,858	56,690,976
Other tax payable (including other tax payable of the consolidated VIEs without recourse to Leju of $11,730,876 and $19,150,299 as of December 31, 2018 and 2019, respectively)	12,675,205	20,056,387
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Leju of $3,862,779 and $3,263,567 as of December 31, 2018 and 2019, respectively)	3,477,193	4,406,777
Advances from customers (including advance from customers of the consolidated VIEs without recourse to Leju of $26,576,831 and $33,854,579 as of December 31, 2018 and 2019, respectively)	26,872,685	34,245,744
Lease liabilities, current (including lease liabilities, current of the consolidated VIEs without recourse to Leju of nil and $5,128,021 as of December 31, 2018 and 2019, respectively) [1]	—	5,189,251
Accrued marketing and advertising expenses (including accrued marketing and advertising expenses of the consolidated VIEs without recourse to Leju of $9,439,740 and $46,724,846 as of December 31, 2018 and 2019, respectively)	14,895,973	49,830,475
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Leju of $10,338,171 and $28,394,803 as of December 31, 2018 and 2019, respectively)	12,998,663	32,783,691
Total current liabilities	160,381,188	237,513,091
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to Leju of $275,223 and $89,943 as of December 31, 2018 and 2019, respectively)	14,779,770	11,741,607
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated VIEs without recourse to Leju of nil and $22,795,137 as of December 31, 2018 and 2019, respectively) [1]	—	22,866,163
Total liabilities	175,160,958	272,120,861

Commitments and contingencies (Note 15)
Shareholders’ Equity:
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized, 135,763,962 and 135,812,719 shares issued and outstanding, as of December 31, 2018 and 2019, respectively	135,764	135,813
Additional paid-in capital	792,626,535	796,191,796
Accumulated deficit	(528,824,801)	(517,302,805)
Accumulated other comprehensive loss	(19,848,006)	(23,624,206)
Total Leju Holdings Limited Shareholders’ Equity	244,089,492	255,400,598
Non-controlling interests	(2,523,424)	(3,041,481)
Total equity	241,566,068	252,359,117
TOTAL LIABILITIES AND EQUITY	416,727,026	524,479,978

1  Refer to Note 2 for details on the adoption of ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on their balance sheet for all leases with a term of more than 12 months. The Group adopted this ASU on January 1, 2019 using the modified retrospective approach and the financial statements for the comparative period has not been restated.

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollar except for share data)

	Year Ended December 31,
	2017	2018	2019

Revenues
E-commerce	234,835,770	320,271,080	547,184,192
Online advertising	113,235,010	138,371,646	143,778,573
Listing	14,461,253	3,387,930	1,642,190
Total net revenues	362,532,033	462,030,656	692,604,955
Cost of revenues	(74,054,524)	(72,909,834)	(68,297,832)
Selling, general and administrative expenses	(434,275,879)	(402,257,946)	(607,164,835)
Goodwill impairment	(41,222,971)	—	—
Other operating income, net	3,071,865	2,163,443	597,853
Income (loss) from operations	(183,949,476)	(10,973,681)	17,740,141
Interest income, net	1,313,512	1,085,785	151,931
Other income (loss), net	480,495	(4,219,193)	1,978,511
Income (loss) before taxes and loss from equity in affiliates	(182,155,469)	(14,107,089)	19,870,583
Income tax benefits (expenses)	20,328,252	1,334,340	(8,989,662)
Income (loss) before loss from equity in affiliates	(161,827,217)	(12,772,749)	10,880,921
Loss from equity in affiliates, net of tax of nil	(216,017)	(78,634)	(9,070)
Net income (loss)	(162,043,234)	(12,851,383)	10,871,851
Less: Net income (loss) attributable to non-controlling interest	(1,142,018)	629,144	(650,145)
Net income (loss) attributable to Leju Holdings Limited shareholders	(160,901,216)	(13,480,527)	11,521,996
Income (loss) per share:
Basic	(1.19)	(0.10)	0.08
Diluted	(1.19)	(0.10)	0.08
Shares used in computation of income (loss) per share
Basic	135,708,350	135,763,962	135,770,793
Diluted	135,708,350	135,763,962	135,811,751

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In U.S. dollar)

	Year Ended December 31,
	2017	2018	2019

Net income (loss)	(162,043,234)	(12,851,383)	10,871,851
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	9,136,839	(6,678,452)	(3,744,695)

Comprehensive income (loss)	(152,906,395)	(19,529,835)	7,127,156
Less: Comprehensive income (loss) attributable to non-controlling interests	(1,249,102)	721,387	(618,640)

Comprehensive income (loss) attributable to Leju Holdings Limited shareholders	(151,657,293)	(20,251,222)	7,745,796

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollar)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (loss)	Total Leju Holdings Limited Shareholders’ Equity	Non-controlling Interests	Total Equity
	Number
Balance at December 31, 2016	135,503,958	135,504	785,019,254	(354,364,813)	(22,321,234)	408,468,711	(2,109,234)	406,359,477
Net loss	—	—	—	(160,901,216)	—	(160,901,216)	(1,142,018)	(162,043,234)
Non-controlling interests recognized in connection with business acquisition	—	—	—	—	—	—	59,595	59,595
Share-based compensation	—	—	3,569,698	(78,245)	—	3,491,453	33,411	3,524,864
Vesting of restricted shares	260,004	260	(260)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	9,243,923	9,243,923	(107,084)	9,136,839
Balance at December 31, 2017	135,763,962	135,764	788,588,692	(515,344,274)	(13,077,311)	260,302,871	(3,265,330)	257,037,541
Net income (loss)	—	—	—	(13,480,527)	—	(13,480,527)	629,144	(12,851,383)
Share-based compensation	—	—	4,037,843	—	—	4,037,843	20,519	4,058,362
Foreign currency translation adjustments	—	—	—	—	(6,770,695)	(6,770,695)	92,243	(6,678,452)
Balance at December 31, 2018	135,763,962	135,764	792,626,535	(528,824,801)	(19,848,006)	244,089,492	(2,523,424)	241,566,068
Net income (loss)	—	—	—	11,521,996	—	11,521,996	(650,145)	10,871,851
Share-based compensation	—	—	3,596,679	—	—	3,596,679	—	3,596,679
Excising of share options	48,757	49	69,165	—	—	69,214	—	69,214
Disposal of non-controlling interest	—	—	(100,583)	—	—	(100,583)	100,583	—
Foreign currency translation adjustments	—	—	—	—	(3,776,200)	(3,776,200)	31,505	(3,744,695)
Balance at December 31, 2019	135,812,719	135,813	796,191,796	(517,302,805)	(23,624,206)	255,400,598	(3,041,481)	252,359,117

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollar)

	Year Ended December 31,
	2017	2018	2019

Operating activities:
Net income (loss)	(162,043,234)	(12,851,383)	10,871,851
Adjustments to reconcile net income (loss) to net cash provided by/(used in) operating activities:
Depreciation and amortization	16,544,668	15,705,383	15,158,240
Loss from equity in affiliates	216,017	78,634	9,070
Provision for allowance for doubtful accounts	4,399,176	1,892,838	5,530,843
Share-based compensation	3,524,864	4,058,362	3,596,679
Unrealized loss (gain) on marketable securities	(911,873)	606,635	(951,545)
Goodwill impairment	41,222,971	—	—
Non-cash lease expenses	—	—	7,565,795
Interest expenses	—	—	1,007,354
Others	681,343	148,593	279,277
Changes in operating assets and liabilities:
Accounts receivable	(21,439,538)	(29,397,718)	(52,118,453)
Contract assets	2,688,194	(698,266)	1,306,017
Customer deposits	3,456,913	26,142,133	(46,550,954)
Amounts due from related parties	3,804,706	(2,617,571)	(2,978,490)
Right-of-use assets	—	—	2,611,584
Prepaid expenses and other current assets	(1,201,142)	2,490,172	2,523,380
Other non-current assets	69,531	(211,771)	812,153
Accounts payable	1,226,158	(2,061,870)	719,056
Accrued payroll and welfare expenses	(5,152,301)	(6,198,911)	2,156,113
Income tax payable	(3,068,915)	(5,139,469)	(1,340,282)
Other tax payable	(5,571,572)	1,061,293	7,167,867
Amounts due to related parties	1,511,521	384,323	929,584
Lease liabilities, current	—	—	(1,219,464)
Other current liabilities and accrued expenses	20,269,099	9,944,590	60,209,745
Deferred tax assets	(22,152,629)	1,569,233	12,171,774
Deferred tax liabilities	(2,242,038)	(3,212,929)	(3,029,113)
Lease liabilities, non-current	—	—	(6,742,065)
Net cash provided by/(used in) operating activities	(124,168,081)	1,692,301	19,696,016

Investing activities:
Deposits for and purchases of property and equipment and intangible assets	(2,526,921)	(946,967)	(7,968,925)
Cash paid for business acquisitions, net of cash acquired	(5,878,393)	—	—
Proceeds from disposal of property and equipment	293,704	1,753,131	2,407,734
Net cash provided by/(used in) investing activities	(8,111,610)	806,164	(5,561,191)

Financing activities:
Repayment of loans to related parties	(1,862,593)	—	—
Proceeds from exercise of options	—	—	69,214
Prepayment for acquisition of non-controlling interest of subsidiary	—	—	(28,669)
Net cash provided by/(used in) financing activities	(1,862,593)	—	40,545

Effect of exchange rate changes on cash, cash equivalents and restricted cash	11,109,296	(6,539,685)	(2,426,744)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(123,032,988)	(4,041,220)	11,748,626
Cash, cash equivalents and restricted cash at the beginning of the year	274,337,674	151,304,686	147,263,466
Cash, cash equivalents and restricted cash at the end of the year	151,304,686	147,263,466	159,012,092
Supplemental disclosure of cash flow information:
Income taxes paid	10,256,545	3,088,070	386,563
Non-cash information on lease liabilities arising from obtaining right-of-use assets	—	—	4,052,129
Non-cash investing and financing activities:
Additional paid in capital decreased in connection with business acquisition	—	—	(100,583)
Non-controlling interest recognized in connection with business acquisition	59,595	—	100,583
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	150,967,996	147,263,466	159,012,092
Restricted cash	336,690	—	—
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	151,304,686	147,263,466	159,012,092

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
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

The following table lists major subsidiaries and the consolidated VIEs of the Company as of December 31, 2019:

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

The following financial statement amounts and balances of the Group’s VIEs were included in the accompanying consolidated financial statements, after elimination of inter-company balances and transactions:

	As of December 31,
	2018	2019
	$	$
Cash and cash equivalents	86,850,225	123,865,160
Accounts receivable, net of allowance for doubtful accounts	101,824,418	142,183,616
Contract assets	2,137,107	817,286
Customer deposits	8,941,442	25,631,835
Amounts due from related parties	11,061,430	14,394,141
Prepaid expense and other current assets	5,756,953	5,088,840
Total current assets	216,571,575	311,980,878
Total non-current assets	38,951,179	68,534,715
Total assets	255,522,754	380,515,593
Accounts payable	225,700	1,034,281
Accrued payroll and welfare expenses	23,622,869	29,839,798
Income tax payable	25,597,112	25,617,526
Other tax payable	11,730,876	19,150,299
Amounts due to related parties	3,862,779	3,263,567
Advances from customers	26,576,831	33,854,579
Lease liabilities, current	—	5,128,021
Accrued marketing and advertising expenses	9,439,740	46,724,846
Other current liabilities	10,338,171	28,394,803
Total current liabilities	111,394,078	193,007,720
Deferred tax liabilities	275,223	89,943
Lease liabilities, non-current	—	22,795,137
Total liabilities	111,669,301	215,892,800

	Year Ended December 31,
	2017	2018	2019
	$	$	$
Total revenues	357,698,260	459,944,563	691,566,168
Cost of revenues	(64,947,541)	(64,237,782)	(59,822,537)
Net income (loss)	(4,453,820)	952,919	(2,843,984)
Net cash provided by/(used in) operating activities	(33,297,103)	33,053,169	44,671,170
Net cash provided by/(used in) investing activities	(2,551,687)	31,110	(5,813,685)
Net cash used in financing activities	—	—	—

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

There are no assets or liabilities measured at fair value on a nonrecurring basis in 2017, 2018 and 2019.

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

(h) Customer deposits

The Group provides online real estate e-commerce services for customers. Some real estate developers require the Group to pay an upfront and refundable deposit to obtain the exclusive right to provide e-commerce services for a real estate development project. These deposits are refunded to the Group subject to certain pre-determined criteria specified in the deposit agreement. Customer deposits are recorded as either current or non-current assets based on the Group’s estimate of the date of refund. As of December 31, 2019, all customer deposits are refundable within 12 months and none of them passed the original due date.

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

The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. The Group has not recorded any impairment losses in any of the periods reported. As of December 31, 2018 and 2019, the Group determined that no such events were present.

(j) Leases

On January 1, 2019, the Group adopted ASU No. 2016-02, Leases (Topic 842), as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

The Group elected to apply practical expedients permitted under the transition method that allow the Group to use the beginning of the period of adoption as the date of initial application, to not recognize lease assets and lease liabilities for leases with a term of twelve months or less, to not separate non-lease components from lease components, and to not reassess lease classification, treatment of initial direct costs, or whether an existing or expired contract contains a lease. The Group used modified retrospective method and did not adjust the prior comparative periods. Under the new lease standard, the Group determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Group considers only payments that are fixed and determinable at the time of lease commencement.

ASC 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate as the discount rate for the lease. The Group’s incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. The Group’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the right-of-use assets and lease liability when it is reasonably certain that the Group will exercise that option.

Lease expense for lease payments is recognized on a straight-line basis over the lease term.

As a result of the adoption, the Group recognized approximately $36.3 million of assets recorded in “Right of use assets”, and corresponding short-term leasing liabilities recorded in “Lease liabilities, current” and long-term leasing liabilities recorded in “Lease liabilities, non-current” respectively on the consolidated balance sheet as of January 1, 2019. The adoption had no material impact on the Group’s consolidated statements of operations and comprehensive loss for the year ended December 31, 2019 or the opening balances of retained earnings as of January 1, 2019.

(k) Property and equipment, net

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Over the shorter of the lease term or their estimated useful lives
Buildings	30 years
Furniture, fixtures and equipment	3-5 years
Motor vehicles	5 years

Gains and losses from the disposal of property and equipment are included in income (loss) from operations.

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

Online advertising

Revenue from online advertising services is principally from online advertising arrangements, and the agency fee from the sales of advertising placement of its suppliers. Online advertising arrangements allow advertisers to place advertisements on particular areas of the online platforms, in particular formats and over particular periods of time.

The Group acts as principal in most of its activities except for advertising placements buying services performed on behalf of clients and supervision of productions done by third parties.

When a supplier is involved in the delivery of the Group’s services to the client, the Group assess whether or not it is acting as a principal or an agent in the arrangement. The assessment is based on whether the Group controls the specified services at any time before they are transferred to the customer. The Group has determined that in most of its advertising businesses, it generally acts as a principal as it provides a significant service of integrating goods or services provided by suppliers and its own online platforms into the specified deliverable to its clients. For performance obligations in which it acts as principal, the Group records the gross amount billed to the customer.

The Group has determined that it acts as the agent and are solely arranging for one supplier to provide services to the customer. Specifically, the Group does not control the specified services before transferring those services to the customer. The Group does not have inventory risk or discretion in establishing pricing in its contracts with customers. For performance obligations for which it acts as the agent, revenue is recorded net of the costs for advertising placements from suppliers, equal to the amount retained for its fee or commission. The Group acted as agent from 2019.

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

Contract balances

The Group does not have unconditional right to the consideration for advertising or listing services until all promises have been fulfilled and therefore initially records a contract asset when recognizing revenue. Upon fulfillment of all advertising or listing services, contract assets will be reclassified as a receivable. Contract assets recognized were $2,137,107 and $829,723 for the years ended December 31, 2018 and 2019 respectively.

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

Financing Component

In determining the transaction price, the Group adjusts the promised amount of consideration to determine the cash selling price of the service to be delivered and reflect the time value of money if the contract has a significant financing component. As a result of the adjustment to the transaction price, the Group recognizes interest expense or interest income.

(r) Cost of revenue

Cost of revenue consists of costs associated with the production of websites, which includes fees paid to third parties for internet connection, content and services, editorial personnel related costs, amortization of intangible assets, depreciation associated with website production equipment and fees paid for advertising resources.

(s) Marketing and advertising expenses

Marketing and advertising expenses consists primarily of targeted online and offline marketing costs for promoting the Group’s e-commerce projects, increasing the Group’s visibility and building the Group’s brand, such as Leju property visit, sponsored marketing campaigns, online or print advertising, public relations and sponsored events. The Group expenses all marketing advertising costs as incurred and record these costs within “Selling, general and administrative expenses” on the consolidated statements of operations when incurred. The nature of the Group’s direct marketing activities is such that they are intended to attract subscribers for the online advertising and potential property buyers to purchase the discount coupons. The Group incurred marketing and advertising expenses amounting to $292,076,010, $300,773,157 and $487,111,773 for the years ended December 31, 2017, 2018 and 2019, respectively.

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

The Group recorded an exchange loss $619,269, $3,800,728 and exchange gain $412,236 for the years ended December 31, 2017, 2018 and 2019, respectively, as a component of other income (loss), net, in the consolidated statements of operations.

(u) Government subsidies

Government subsidies include cash subsidies received by the Company’s subsidiaries and VIEs in the PRC from local governments. These subsidies are generally provided as incentives for conducting business in certain local districts and are typically granted based on the amount of value-added tax, business tax, and income tax payment generated by the Group in certain local districts. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purpose. The local governments have final discretion as to the amount of cash subsidies. Cash subsidies of $3,071,865, $2,163,443 and $597,853 were included in other operating income for the years ended December 31, 2017, 2018 and 2019, respectively. Subsidies are recognized when cash is received and when all the conditions for their receipt have been satisfied.

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

Movement of the allowance for doubtful accounts for accounts receivable is as follows:

	Year Ended December 31,
	2017	2018	2019
	$	$	$
Balance as of January 1	31,160,340	21,827,663	18,195,382
Provisions for doubtful accounts	4,399,176	1,892,838	5,530,843
Write offs	(15,325,934)	(4,576,818)	(7,343,322)
Changes due to foreign exchange	1,594,081	(948,301)	(274,383)
Balance as of December 31	21,827,663	18,195,382	16,108,520

The allowance for other receivables in prepaid expenses and other current assets was nil for all periods presented.

Details of the accounts receivable and contract assets from customers accounting for 10% or more of total net accounts receivable and contract assets are as follows:

	As of December 31,
	2018	2019
	$	$
Customer A	50,555,309	98,015,010

(w) Income (Loss) per share

Basic income (loss) per share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

The following table sets forth the computation of basic and diluted income (loss) per share for the periods indicated:

	Year Ended December 31,
	2017	2018	2019
Net income (loss) attributable to Leju ordinary shareholders—basic and diluted	$(160,901,216)	$(13,480,527)	$11,521,996

Weighted average number of ordinary shares outstanding—basic	135,708,350	135,763,962	135,770,793

Stock options and restricted shares	—	—	40,958
Weighted average number of ordinary shares outstanding—diluted	135,708,350	135,763,962	135,811,751

Basic income (loss) per share	$(1.19)	$(0.10)	$0.08

Diluted income (loss) per share	$(1.19)	$(0.10)	$0.08

Diluted income (loss) per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Year Ended December 31,
	2017	2018	2019
Share options and restricted shares	8,818,877	13,776,043	8,440,545

(x) Non-controlling interest

Non-controlling interest classified as a separate line item in the equity section and disclosures in the Company’s consolidated financial statements have distinguished the interest of Leju from the interest of non-controlling interest holders.

(y) Comprehensive income (loss)

Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments.

(z) Recently issued accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. This ASU provides more useful information about expected credit losses to financial statement users and changes how entities will measure credit losses on financial instruments and timing of when such losses should be recognized. This ASU is effective for annual and interim periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Group does not expect the adoption to have a material impact on its consolidated financial statements.

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

4. Right of Use Assets

The Group leases office under non-cancelable operating lease agreements, which expire at various dates through 2028. As of December 31, 2019, the Group’s operating leases had a weighted average remaining lease term of 7.5 years and a weighted average discount rate of 5.61%. Future lease payments under operating leases as of December 31, 2019 were as follows:

As of December 31,
2019
$
2020	5,383,508
2021	4,674,884
2022	4,095,928
2023	3,788,190
2024	3,714,168
Then thereafter	12,933,103

Total future lease payments	34,589,781
Impact of discounting remaining lease payments	(6,534,367)

Total lease liabilities	28,055,414
Lease liabilities, current	5,189,251
Lease liabilities, non-current	22,866,163

Total lease expense was $9,982,604 and $9,900,044 for the years ended December 31, 2017 and 2018, respectively. Total lease expense was $15,341,045 for the year ended December 31, 2019, comprising of $12,390,116 operating lease expenses and $2,950,929 short-term lease expenses.

Cash paid for amounts included in the measurement of operating lease liabilities was $7,212,182 for the year ended December 31, 2019. Non-cash transaction amount of lease liabilities arising from obtaining right-of-use assets was $4,052,129.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2018 were as follows:

Year Ended December 31	Amount
$
2019	9,497,215
2020	8,868,145
2021	5,559,309
2022	3,881,140
2023	3,881,140
Then thereafter	16,608,082
Total	48,295,031

5. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	2018	2019
	$	$
Furniture, fixtures and equipment	11,292,451	10,931,031
Leasehold improvements	2,766,337	4,817,117
Buildings	9,388,136	10,631,419
Motor vehicles	1,078,520	1,136,398

Total	24,525,444	27,515,965
Accumulated depreciation	(10,467,117)	(9,407,535)

Property and equipment, net	14,058,327	18,108,430

Depreciation expenses were $3,078,955, $2,465,421 and $2,287,325 for the years ended December 31, 2017, 2018 and 2019, respectively.

6. Intangible Assets, Net

	As of December 31,		Weighted Average Remaining Amortization Period in Years
	2018	2019
	$	$
Intangible assets subject to amortization are comprised of the following:
Advertising agency agreement with SINA	106,790,000	106,790,000	4.25
License agreements with SINA	80,660,000	80,660,000	4.25
Customer relationship	10,312,159	10,247,802	0.25
Database license	8,300,000	—	—
Computer software licenses	6,393,997	7,373,828	1.65

	212,456,156	205,071,630	4.16

Less: Accumulated amortization
Advertising agency agreement with SINA	75,506,228	81,561,152
License agreements with SINA	57,391,831	61,895,348
Customer relationship	10,050,553	10,229,252
Database license	8,300,000	—
Computer software licenses	3,806,367	5,805,180

Intangible assets subject to amortization, net	57,401,177	45,580,698

Total intangible assets, net	57,401,177	45,580,698

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

Amortization expenses were $13,465,713, $13,239,962 and $12,870,915 for the years ended December 31, 2017, 2018 and 2019, respectively. The Group expects to record amortization expenses of $11,592,776, $10,912,004, $10,757,468, $10,558,495 and $1,759,957 for the years ending December 31, 2020, 2021, 2022, 2023 and 2024, respectively.

7. Goodwill

Changes in the carrying amount of goodwill for the year ended December 31, 2017 are as follows:

2017
$
Balance as of January 1	39,018,058
Goodwill recognized upon acquisition (Note 3)	1,927,500
Impairment	(41,222,971)
Exchange rate translation	277,413

Balance as of December 31	—

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

There was no goodwill impairment recognized for the years ended December 31, 2018 and 2019.

8. Other Income (Loss), Net

	Year Ended December 31,
	2017	2018	2019
	$	$	$
Unrealized gain (loss) on marketable securities	911,873	(606,635)	951,545
Income from sales of properties held for sales	—	—	363,012
Foreign exchange gain (loss)	(619,269)	(3,800,728)	412,236
Others	187,891	188,170	251,718

Total	480,495	(4,219,193)	1,978,511

9. Income Tax

The following table summarizes income (loss) before income taxes incurred in the PRC and outside of the PRC:

	Year Ended December 31,
	2017	2018	2019
	$	$	$
Income (loss) before income taxes:
PRC	(133,775,542)	(2,917,703)	24,990,443
Outside of PRC	(48,379,927)	(11,189,386)	(5,119,860)

Total	(182,155,469)	(14,107,089)	19,870,583

The expenses (benefits) for income taxes is comprised of:

	Year Ended December 31,
	2017	2018	2019
	$	$	$
Current Tax
PRC	4,059,702	307,689	(378,008)
Outside of PRC	6,713	1,667	225,009

	4,066,415	309,356	(152,999)

Deferred Tax
PRC	(24,394,667)	(1,643,696)	9,142,661
Outside of PRC	—	—	—

	(24,394,667)	(1,643,696)	9,142,661

Income tax expense (benefits)	(20,328,252)	(1,334,340)	8,989,662

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

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to tax authority’s mistake or due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 ($14,335) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion.

The principal components of the deferred income tax assets/liabilities are as follows:

	As of December 31,
	2018	2019
	$	$
Deferred tax assets:
Accrued salary expenses	7,632,385	8,156,419
Bad debt provision	4,548,846	4,027,130
Net operating loss carry forwards	44,672,205	41,489,149
Advertising expenses	5,750,479	1,077,541
Others	232,837	195,265
Gross deferred tax assets	62,836,752	54,945,504
Valuation allowance	(480,689)	(5,634,684)
Total deferred tax assets	62,356,063	49,310,820

Deferred tax liabilities:
Intangible assets from acquisition and other assets	14,779,770	11,741,607
Total deferred tax liabilities	14,779,770	11,741,607

The majority deferred tax liabilities were recognized for the temporary differences between the tax basis of intangible assets recognized from acquisitions and their reported amounts in the financial statements.

Movement of the valuation allowance is as follows:

	Year Ended December 31,
	2017	2018	2019
	$	$	$
Balance as of January 1	(192,536)	(602,135)	(480,689)
Additions	(490,152)	—	(5,220,332)
Write off	103,968	96,091	—
Changes due to exchange rate translation	(23,415)	25,355	66,337
Balance as of December 31	(602,135)	(480,689)	(5,634,684)

The Group has recognized a valuation allowance against deferred tax assets on tax loss carry forwards of $490,152, nil and $5,220,332 for the years ended December 31, 2017, 2018 and 2019, respectively.

The Group assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three year period ended December 31, 2019. Such objective evidence limits the Group’s ability to consider other subjective evidence such as its projections for future growth.

On the basis of this evaluation, as of December 31, 2019, a valuation allowance of $5,634,684 was recorded to reflect only the portion of the deferred tax assets that is not more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carry forwards period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as the Group’s projections for growth.

Reconciliation between the provision for income tax computed by applying the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2017	2018	2019
PRC income tax rate	25.00%	25.00%	25.00%
Goodwill impairment not deductible for tax purposes	(5.66)%	—	—
Share based compensation expenses not deductible for tax purposes	(0.48)%	(7.19)%	4.53%
Other expenses not deductible for tax purposes	(0.27)%	(2.26)%	(1.13)%
Effect of tax holiday	(5.46)%	1.18%	(9.32)%
Effect of different tax rate of subsidiary operation in other jurisdiction	(0.59)%	(6.58)%	2.27%
Valuation allowance movement	(0.27)%	—	26.29%
Withholding tax	(1.11)%	(0.69)%	(2.39)%
	11.16%	9.46%	45.25%

The aggregate amount and per share effect of the tax holiday are as follows:

	Year Ended December 31,
	2017	2018	2019
	$	$	$
The aggregate dollar effect	—	166,874	1,852,419
Per share effect—basic	—	0.00	0.01
Per share effect—diluted	—	0.00	0.01

As of December 31, 2018 and 2019, the Group had tax operating loss carry forwards of $207,795,259, and $182,439,045, respectively. The tax operating losses of entities not qualified as HNTE are available for offset against future profits that may be carried forward until calendar year 2023 and 2024, respectively and further to 2028 and 2029, respectively for qualified HNTE according to the public announcement made by the State Administration of Taxation in China in August 2018.

Undistributed earnings of the Company’s PRC subsidiaries of approximately $109,148,161 at December 31, 2019 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings generated after January 1, 2009, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. The amounts of unrecognized deferred tax liabilities for these earnings are in the range of $5,457,408 to $10,914,816, as the withholding tax rate of the profit distribution will be 5% or 10% depends on whether the immediate offshore companies can enjoy the preferential withholding tax rate of 5%.

10. Share-Based Compensation

Leju Plan

In November 2013, the Company adopted a share incentive plan (“Leju Plan”), which allows the Company to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to the Group. Under the Leju Plan, the maximum number of shares that may be issued shall be 8% of the total outstanding shares on an as-converted and fully diluted basis as of the effective date of the plan, and shall be increased automatically by 5% of the then total outstanding shares on an as-converted fully diluted basis on each of the third, sixth and ninth anniversaries of the effective date of the Leju Plan. On December 1, 2016, the award pool under Leju plan was automatically increased by 7,553,422 ordinary shares. On December 1, 2019, the award pool under Leju plan was automatically increased by 7,833,224 ordinary shares. Options have a ten-year life.

Share Options:

During 2017, the Company granted 2,135,000 options to purchase its ordinary shares to certain of the Group’s employees at an exercise price of $3.24 per share. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of three years.

During 2018, the Company granted 5,968,000 options to purchase its ordinary shares to certain of the Group’s employees at an exercise price from $1.41 to $1.55 per share. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of three years.

During 2019, there were no options granted under Leju Plan.

The Company has used the binomial model to estimate the fair value of the options granted under the Leju Plan. The fair value per option was estimated at the date of grant using the following assumptions:

	2017	2018
Risk-free rate of return	2.61%	2.96%
Contractual life of option	10 years	10 years
Estimated volatility rate	65.64%	66.34%
Dividend yield	1.00%	1.00%

A summary of option activities under the Leju Plan during the year ended December 31, 2019 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value of Options
		$
Outstanding, as of January 1, 2019	13,776,043	3.34	7.46
Granted	—
Exercised	(48,757)	1.42		20,441
Forfeited	(958,741)	3.54
Outstanding, as of December 31, 2019	12,768,545	3.33	6.46
Vested and expected to vest as of December 31, 2019	12,445,763	3.38	6.41
Exercisable as of December 31, 2019	8,797,788	4.07	5.64

The fair value of the options granted in 2017 was $1.75 per share. The weighted average grant-date fair value of the options granted in 2018 was $0.75 per share. For the years ended December 31, 2017, 2018 and 2019, the Company recorded compensation expenses of $2,674,454, $4,010,147 and $2,268,554 for the share options granted to the Group’s employees and recorded deemed distribution to E-House of $78,245, nil and nil for the share options granted to E-House’s employees, respectively. During the years ended December 31, 2017, 2018 and 2019, nil, nil and 48,757 options were exercised having a total intrinsic value of $ nil, nil and $20,441, respectively. The proceeds from exercise of options  were nil, nil and $69,214 for the years ended December 31, 2017, 2018 and 2019, respectively.

As of December 31, 2019, there was $2,133,836 of total unrecognized compensation expense related to unvested share options granted under the Leju Plan. That cost is expected to be recognized over a weighted-average period of 1.28 years.

Restricted Shares:

Restricted shares are restricted from voting or receiving dividends until the shares are vested based on the stipulated service periods as set out in the award agreements.

There were no restricted shares granted under Leju Plan in 2017 and 2018.

The Company granted 250,000 restricted shares to certain employees in 2019. Under the terms of each restricted shares, restricted shares vest over three years.

A summary of restricted share activity under the Leju Plan during the year ended December 31, 2019 is presented below:

	Number of Restricted Shares	Weighted Average Grant-date Fair Value
		$
Outstanding, as of January 1, 2019	—
Granted	250,000	1.65
Vested	—
Forfeited	—
Outstanding, as of December 31, 2019	250,000	1.65

The total grant date fair value of restricted shares vested in 2017, 2018 and 2019 was $2,948,837, nil and nil, respectively.

For the years ended December 31, 2017, 2018 and 2019, the Company recorded compensation expenses of $666,723, nil and $103,125 for the restricted shares granted to the Group’s employees.

As of December 31, 2019, there was $309,375 of total unrecognized compensation expense related to unvested restricted shares granted under the Leju Plan. That cost is expected to be recognized over a weighted-average period of 2.25 years.

On March 15, 2019, the board of directors approved that portion of bonus for the senior management team would be paid in the form of restricted shares. For the year ended December 31, 2019, the Company recorded compensation expenses of $1,225,000 for 800,000 restricted shares which were granted to the senior management team in June, 2020.

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

There were no options granted under Omnigold Plan in 2017, 2018 and 2019.

For the years ended December 31, 2017, 2018 and 2019, the Company recorded compensation expenses of $183,687, $48,215 and nil, respectively.

There were no options exercised during the years ended December 31, 2017, 2018 and 2019.

As of December 31, 2019, there was no unrecognized compensation expense given that all share options granted under the Omnigold Plan had been vested.

11. Employee Benefit Plans

The Group’s PRC subsidiaries and VIEs are required by law to contribute a certain percentage of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed $21,542,245, $15,096,793, and $14,444,210 for the years ended December 31, 2017, 2018 and 2019, respectively, for such benefits.

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

The amount of the reserve fund for the Group as of December 31, 2018 and 2019 was $9,092,951 and $9,170,389, respectively.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $34,958,930, of which $8,465,625 was attributed to general reserve and registered capital of the VIEs, as of December 31, 2019.

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

The following table summarizes the revenue information of the Group:

	Year Ended December 31,
	2017	2018	2019
	$	$	$
E-commerce	234,835,770	320,271,080	547,184,192
Online advertising	113,235,010	138,371,646	143,778,573
Listing	14,461,253	3,387,930	1,642,190
	362,532,033	462,030,656	692,604,955

Geographic

Substantially all of the Group’s revenues from external customers are located in the PRC.

Major customers

There were no customers from whom revenue accounted for 10% or more of total revenue for the years ended December 31, 2017, 2018 and 2019, respectively.

14. Related Party Balances and Transactions

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
E-House	Under the common control of E-House Holdings until December 30, 2016, and E-House Holdings became largest shareholder since then (Note 1).

SINA	A shareholder with significant influence on the Group

Shanghai Yicang Enterprise Management Ltd. (“Yicang”)	Mr. Xin Zhou, executive chairman of Leju, is Yicang’s chairman and ultimate controller before April 2019. Yicang was sold by Mr. Xin Zhou on April, 2019.

Yunchuang	Mr. Xin Zhou, executive chairman of Leju, is Yunchuang’s ultimate controller

Yunnan Huixiangju Information & Consultant Ltd. (“Huixiangju”)	One of the Group’s investment affiliates and the Group owns 51% equity interest

Suzhou Qianyisheng Information & Consultant Ltd. (“Qianyisheng”)	One of the Group’s investment affiliates and the Group owns 19% equity interest

Shanghai Quanzhuyi Home Furnishing Accessories Ltd. (“QuanZhuYi”)	One of the Group’s investment affiliates and the Group owns 13.5% equity interest

Tencent Holdings Ltd. or certain of its affiliates (“Tencent”)	A shareholder with significant influence on the Group

Jupai Holdings Ltd. (“Jupai”)	Mr. Xin Zhou, executive chairman of Leju, is Jupai’s director. E-House Holdings has significant influence on Jupai and Leju

E-House (China) Enterprise Holdings Ltd. (“E-House Enterprise”)	Mr. Xin Zhou, executive chairman of Leju, is E-House Enterprise’s director. E-House Enterprise was a subsidiary of E-House before it became a listed company in Hong Kong during 2018

Subsequent to Leju’s IPO, E-House began charging the Group corporate service fees pursuant to agreements entered into in March 2014 in connection with Leju’s IPO. Under these services arrangements, E-House provides various corporate support services to the Group, including general finance and accounting, human resource management, administrative, internal control and internal audit, operational management, legal and information technology. E-House charges the Group a fee based on an estimate of the actual cost incurred to provide such services, which amounted to $5,447,864, $1,942,495 and $1,772,642 for the years ended December 31, 2017, 2018 and 2019, respectively.

During the years ended December 31, 2017, 2018 and 2019, significant related party transactions were as follows:

	Year Ended December 31,
	2017	2018	2019
	$	$	$
Corporate service provided by E-House under service agreements	5,447,864	1,942,495	1,772,642
Online advertising resources fee recognized as cost of revenues purchased from SINA	15,629,868	19,828,784	18,281,406
Online advertising resources fee recognized as cost of revenues purchased from Tencent	16,349,409	23,488,344	21,441,779
Services purchased from/rental cost paid to E-House	6,473,108	1,950,976	1,478,163
Services purchased from E-House Enterprise	—	4,269,565	7,427,364
Services purchased from Jupai	267,001	236,432	132,586
Services purchased from Yunchuang	55,018	17,216	1,090,583
Services purchased from Yicang (Note C)	185,632	9,438	17,767
Total services purchased from related parties	44,407,900	51,743,250	60,889,295

Online advertising services provided to E-House	126,168	—	23,168
Compensation from E-House (Note A)	—	3,425,741	—
Services provided to E-House Enterprise	—	1,904,027	1,391,448
Services provided to Investing affiliates	23,603	—	1,319,805
Total online advertising services provided to related parties	149,771	5,329,768	2,734,421
Fee paid to Tencent for advertising resources on behalf of customers as the Group acted as agent	—	—	9,247,005
Repayment loan to E-House (Note B)	1,862,593	—	—
Business acquisition from Yunchuang	6,000,000	—	—

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

Note B: The loan from E-House is interest free and can be settled on demand. The Group repaid the loan balance in 2017, and there were no balances for such nature as of December 31, 2018 and 2019, respectively.

Note C: Yicang was a related party before it was sold by Mr. Xin Zhou on April, 2019. The transactions with Yicang in 2019 represent the services purchased from Yicang from January to April, 2019.

The transactions are measured at the amount of consideration established and agreed to by the related parties.

As of December 31, 2018 and 2019, amounts due from related parties were comprised of the following:

	As of December 31,
	2018	2019
	$	$
E-House (1)	894,222	555,652
E-House Enterprise (6)	—	906,009
Investing Affiliates (7)	—	1,384,378
Tencent (3)	5,800,357	6,827,030

Total	6,694,579	9,673,069

As of December 31, 2018 and 2019, amounts due to related parties were comprised of the following:

	As of December 31,
	2018	2019
	$	$
SINA (4)	2,189,086	3,263,565
Yicang (5)	1,266	—
Yunchuang (2)	7,450	1,143,212
E-House Enterprise (6)	1,279,391	—
Total	3,477,193	4,406,777

(1)         The amount due from E-House as of December 31, 2018 and 2019 is primarily for compensation receivable from E-House (See Note A) partially offset by the corporate service fees charged from E-House.

(2)         The amount due to Yunchuang as of December 31, 2019 represents the payable for technical service fees, and the amount as of December 31, 2018, represents the payable for internet connection fees.

(3)             The amount due from Tencent as of December 31, 2018 and 2019 represents the prepaid fee for online advertising resources.

(4)             The amount due to SINA as of December 31, 2018 and 2019 represents payable for online advertising resources fee.

(5)             Yicang was a related party before it was sold by Mr. Xin Zhou on April, 2019. The amount due to Yicang as of December 31, 2018 represents payable for rental expense.

(6)             The amount due from E-House Enterprise as of December 31, 2019 represents the receivable for online advertising revenue from E-House Enterprise partially offset by the payable for marketing service fees charged by E-House Enterprise. The amount due to E-House Enterprise as of December 31, 2018 represents payable for marketing service fees.

(7)             The amount due from affiliates as of December 31, 2019 represents the receivable for E-commerce platform service revenue from Huixiangju and the expense paid on behalf of Qianyisheng.

The roll forward of the payable to / (receivable from) E-House for the years ended December 31, 2017, 2018 and 2019 are as follows:

		Year Ended December 31,
		2017	2018	2019
		$	$	$
Balance at January 1		(6,019,121)	1,376,955	(894,222)
Repayment of loan to E-House	(A)	(1,862,593)	—	—
Receivable from E-House Enterprise as of January 1, 2018	(B)	—	466,722	—
Corporate service provided by E-House under services agreements	(C)	5,447,864	1,942,495	1,772,642
Service provided to E-House	(C)	(126,168)	—	(23,168)
Service purchased from/rental cost paid to E-House	(C)	6,473,108	1,950,976	1,478,163
Compensation from E-House	(D)	—	(3,425,741)	—
Net payment	(E)	(2,536,135)	(3,205,629)	(2,889,067)
Balance at December 31		1,376,955	(894,222)	(555,652)

	As of December 31,
	2018	2019
	$	$
Net results for service fee (C) and compensation from E-House (D)	(894,222)	(555,652)
Amounts due from E-House	(894,222)	(555,652)

(A)           Represents the movement of loan payable to E-House

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

(D)           Represents compensation from E-House. See Note A above.

(E)            Represents the net cash flow between the Company and E-House except for the loan repaid to E-House.

15. Commitments and Contingencies

The Group is subject to claims and legal proceedings that arise in the ordinary course of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Group. The Group does not believe that any of these matters will have a material effect on its business, assets or operations.

16. Subsequent Events

The outbreak of COVID-19 began in January 2020 and was quickly declared as a Public Health Emergency of International Concern and subsequently a pandemic by the World Health Organization. A series of prevention and control measures including quarantines, travel restrictions, and the temporary closure of facilities were implemented across the country.

The outbreak of COVID-19 and subsequent prevention and control measures have negatively affected the Group’s business operations and financial conditions. Most new residential real estate projects in China closed their show rooms and sales centers at the start of the outbreak and did not begin to reopen at a reduced capacity until March. Many of the Group’s regional offices were also subject to temporary closure and/or reduced capacity. This had a negative impact on the Group’s E-commerce business, which relies primarily on new residential property sales. The Group’s online advertising business was also adversely affected as real estate developers scaled back online advertising expenditures to mitigate the negative impact of COVID-19 on their profits and cash flows.

Despite the fact that China has largely brought the pandemic under control, there is still a high degree of uncertainty as to how the pandemic will evolve going forward. A new outbreak in China could cause new disruptions of economic activities including real estate transactions and have an adverse impact on the Group’s business, financial condition and results of operations for the remainder of the fiscal year ending December 31, 2020, which cannot be reasonably estimated at the current stage. The Group will regularly assess its business conditions and adopt measures to mitigate any new impact of the ongoing pandemic.