Form 20-F/A
period 2019-12-31
Leju Holdings Ltd
filed 2020-08-07
CIK 1596856

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

(Amendment No.1)

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

☐ Yes   ☐ No

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

☐ Item 17   ☒ Item 18

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

☐ Yes   ☐ No

EXPLANATORY NOTE

Leju Holdings Limited (“Leju” of the “Company”) is filing this Amendment No. 1 (this “Amendment”) to its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 as filed with the Securities and Exchange Commission on July 15, 2020 (the “Original Form 20-F”), solely for the purposes of amending the Report of Independent Registered Public Accounting Firm, which was issued for the Company’s consolidated financial statements as of December 31, 2018 and for each of the two years in the period ended December 31, 2018, by Deloitte Touche Tohmatsu Certified Public Accountants LLP (the “DTT Report”) contained in Item 18 of Part III of the Original Form 20-F to correct a clerical error.

Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, we have repeated the entire Item 18 of Part III of the Original Form 20-F in this Amendment. We have also included, as exhibits, (i) certifications dated as of the date of this Amendment of the Chief Executive Officer and the Chief Financial Officer of the Company required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and (ii) consent letters dated as of the date of this Amendment of Yu Certified Public Accountant P.C. and Deloitte Touche Tohmatsu Certified Public Accountants LLP, respectively.

Except as described above, no other changes have been made to the Original Form 20-F, and this Amendment does not amend, update or change any other items or disclosures in the Original Form 20-F. Further, this Amendment does not reflect subsequent events occurring after the filing date of the Original Form 20-K or modify or update in any way disclosures in the Original Form 20-F.

PART III

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

2.4†	Description of Securities
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

8.1†	Principal Subsidiaries and Consolidated Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Yu Certified Public Accountant
15.2*	Consent of Fangda Partners
16.1†	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the Securities and Exchange Commission
101.INS†	XBRL Instance Document
101.SCH†	XBRL Taxonomy Extension Scheme Document
101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF†	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB†	XBRL Taxonomy Extension Label Linkbase Document
101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document

†      Previously filed or furnished with the Annual Report on Form 20-F on July 15, 2020.

*      Filed herewith

**   Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to annual report on its behalf.

LEJU HOLDINGS LIMITED

By:	/s/ Yinyu He
Name: Yinyu He
Title: Chief Executive Officer

Date: August 7, 2020

LEJU HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Leju Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Leju Holdings Limited, its subsidiaries, variable interest entities and subsidiaries of variable interest entities (the “Group”) as of December 31, 2018, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 10, 2019

We began serving as the Group’s auditor in 2013. In 2019 we became the predecessor auditor.

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