Form 20-F
period 2020-12-31
Leju Holdings Ltd
filed 2021-04-15
CIK 1596856

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal period from                                               to

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

136,326,020 ordinary shares (excluding the 3,726,733 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan), par value $0.001 per share, as of December 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☐

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

•                  “Alibaba” are to Alibaba Group Holding Limited;

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

•                  “consolidated variable interest entity” are to each of our consolidated variable interest entities, namely each of Beijing Leju, Leju Hao Fang and Beijing Jiajujiu;

•                  “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•                  “E-House” are to E-House (China) Holdings Limited, a Cayman Islands exempted company with limited liability, and its predecessor entities;

•                  “E-House Enterprise” are to E-House (China) Enterprise Holdings Limited, a company registered in the Cayman Islands with limited liability and listed on the main board of the Hong Kong Stock Exchange (stock code: 2048);

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

•                  “Shanghai SINA Leju” are to Shanghai SINA Leju Information Technology Co., Ltd.;

•                  “Leju Hao Fang” are to Shanghai Leju Hao Fang Information Service Co., Ltd. (formerly known as Shanghai Yi Xin E-Commerce Co., Ltd.);

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.                                    Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2018, 2019 and 2020 and selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our selected consolidated statement of operations data for the fiscal years ended December 31, 2016 and 2017 and our consolidated balance sheet data as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this annual report.

Our selected consolidated financial data also includes certain non-GAAP measures, which are not required by, or presented in accordance with U.S. GAAP, but are included because we believe they are indicative of our operating performance and are used by investors and analysts to evaluate companies in our industry.

Our historical results do not necessarily indicate results expected for any future periods.

	Year Ended December 31,
Selected Consolidated Statement of Operations Data	2016	2017	2018	2019	2020
	(in thousands of $, except share and per share data)
Revenues
E-commerce	419,024	234,836	320,271	547,184	547,895
Online advertising	117,949	113,235	138,372	143,779	170,783
Listing	22,538	14,461	3,388	1,642	848
Total net revenues	559,511	362,532	462,031	692,605	719,526
Cost of revenues	(57,492)	(74,054)	(72,910)	(68,298)	(73,762)
Selling, general and administrative expenses	(521,797)	(434,276)	(402,258)	(607,165)	(622,026)
Goodwill impairment	—	(41,223)	—	—	—
Other operating income, net	4,587	3,072	2,163	598	381
Income (loss) from operations	(15,191)	(183,949)	(10,974)	17,740	24,119
Income (loss) before income taxes and income (loss) from equity in affiliates	(13,444)	(182,155)	(14,107)	19,871	31,687
Net income (loss)	(11,601)	(162,043)	(12,852)	10,872	20,998
Net income (loss) attributable to Leju Holdings Limited shareholders	(9,789)	(160,901)	(13,481)	11,522	19,302
Income (loss) per share:
Basic	(0.07)	(1.19)	(0.10)	0.08	0.14
Diluted	(0.07)	(1.19)	(0.10)	0.08	0.14
Weighted average numbers of shares used in computation:
Basic	135,220,210	135,708,350	135,763,962	135,770,793	136,070,785
Diluted	135,220,210	135,708,350	135,763,962	135,811,751	137,564,567

	As of December 31,
Selected Consolidated Balance Sheet Data	2016	2017	2018	2019	2020
	(in thousands of $)
Cash and cash equivalents	274,338	150,968	147,263	159,012	284,489
Accounts receivable and contract assets, net of allowance for doubtful accounts	71,390	80,606	104,834	148,467	204,586
Total current assets	406,386	284,833	280,552	383,201	522,707
Intangible assets, net	78,374	70,631	57,401	45,581	34,213
Total assets	575,867	438,944	416,727	524,480	641,961
Amounts due to related parties	1,581	3,093	3,477	4,407	7,106
Total current liabilities	150,638	163,891	160,381	237,513	316,890
Total liabilities	169,507	181,907	175,161	272,121	347,176
Total Leju Holdings Limited shareholders’ equity	408,469	260,303	244,089	255,401	295,927

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

The following table reconciles our adjusted income (loss) from operations, adjusted net income (loss) and adjusted net income (loss) attributable to Leju Holdings Limited shareholders in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP:

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(in thousands of $)
Income (loss) from operations	(15,191)	(183,949)	(10,974)	17,740	24,119
Share-based compensation expense(1)	11,910	3,525	4,058	3,597	2,978
Amortization of intangible assets resulting from business acquisitions	12,329	13,333	13,064	12,611	11,180
Goodwill impairment	—	41,223	—	—	—
Adjusted income (loss) from operations	9,048	(125,868)	6,148	33,948	38,277
Net income (loss)	(11,601)	(162,043)	(12,852)	10,872	20,998
Share-based compensation expense(1)	11,910	3,525	4,058	3,597	2,978
Amortization of intangible assets resulting from business acquisitions	12,329	13,333	13,064	12,611	11,180
Goodwill impairment	—	41,223	—	—	—
Income tax benefits:
Current	—	—	—	—	—
Deferred(2)	(4,272)	(2,144)	(3,266)	(3,153)	(2,795)
Adjusted net income (loss)	8,366	(106,106)	1,004	23,927	32,361
Net income (loss)	(9,789)	(160,901)	(13,481)	11,522	19,302
Share-based compensation expense(1)	11,877	3,491	4,038	3,597	2,978
Amortization of intangible assets resulting from business acquisitions	12,329	13,333	13,064	12,611	11,180
Goodwill impairment	—	41,223	—	—	—
Income tax benefits:
Current	—	—	—	—	—
Deferred(2)	(4,272)	(2,144)	(3,266)	(3,153)	(2,795)
Adjusted net income (loss) attributable to Leju Holdings Limited shareholders	10,145	(104,998)	355	24,577	30,665

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

The real estate industry in China is subject to government regulations, including measures that are intended to control real estate prices. The regulations at both central government level and local government level change from time to time, to either stimulate or depress the real estate market, and it is difficult to foresee the timing or direction of regulatory changes. In the fourth quarter of 2016, local governments in more than 20 cities issued notices to restrict purchases of houses, including Beijing, Shanghai, Shenzhen, Guangzhou and Tianjin. The restrictive measures include, but are not limited to, an adjustment to the percentage of required down payment, more restrictive eligibility requirement imposed on purchasers and a limit on the maximum number of houses one may purchase. During the first quarter of 2017, a new round of restrictive measures at national level has permeated into more than 30 cities, including both first-tier and second-tier cities. For example, first-tier cities such as Beijing and Guangzhou further increased the percentage of required down payment. Meanwhile, a number of second-tier cities such as Hangzhou, Fuzhou, Nanjing, Changsha and Shijiazhuang have set a series of restrictions, including the maximum number of houses one may purchase, the maximum amount of mortgage loan(s) one may borrow, and the percentage of required down payment. In 2017, local governments of both first-tier and second-tier cities have also promulgated various policies to impose restrictions or eligibility requirements on buyers purchasing real estate. In the first three quarters of 2018, central and local governments emphasized the general administrative policy that “housing is for living, not for speculation”, and continuously implemented restrictive policies to curb significant increase of housing price. Furthermore, as a practical method to curb the housing price in China, local governments in certain areas of China have been reviewing the upper price limit of new residential properties for sale with increased scrutiny. If the local government determines, at its own discretion, that the upper price limit of a new residential property in its real estate sale plan is too high, the local government may refuse to approve such sale plan. In 2019, central government reiterated its insistence on the general administrative policy that “housing is for living, not for speculation,” and clearly put forward that real estate should not be used as a short-term tool for stimulating economy. In April 2019, Ministry of Housing and Urban-Rural Development of the People’s Republic of China gave warnings to four cities, Foshan, Suzhou, Dalian and Nanning, where the price index of newly built commercial housing and second-hand housing increased significantly. In December 2019, National Conference on Housing and Urban-rural Development emphasized that land prices and housing prices should remain stable in 2020, and restrictive measures should be continuously adopted. Since 2020, local governments in several cities have implemented control measures for housing price. For example, the Municipal Bureau of Housing and Urban Rural Development of Shenzhen promulgated regulations that families and adult singles (including divorced persons) who are willing to purchase commercial houses must have settled in the Shenzhen for three years, and shall provide a continuous payment certificate of personal income tax or social insurance for at least 36 months. Shanghai Housing and Urban Rural Construction Management Committee, together with other seven municipal bureaus, promulgated regulations that prioritize the needs of families without houses and adopt a scoring system for the purchase of first-hand houses. Under this scoring system, each purchaser will be scored based on the marital status, registered residence location, number of houses owned by the purchaser and purchase records of commercial houses within five years. However, it is uncertain for how long these measures will remain in effect, and whether the central or local governments will further tighten their policies or adopt new measures that are less restrictive. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate. Our business may be materially and adversely affected as a result of decreased transaction volumes or real estate prices that may result from government policies.

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

We derive a substantial portion of our revenues from major urban centers in China, including Beijing, Hainan, Guangzhou and Ningbo. In the year ended December 31, 2020, approximately 38% of our revenues was derived from Beijing, Hainan, Guangzhou and Ningbo. We expect these four urban centers to continue to be important sources of revenues. If any of these major urban centers experiences an event that negatively impacts the local real estate industry or online advertising, such as a serious economic downturn or contraction, a natural disaster, or slower growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our business and growth prospects could be materially and adversely impacted.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy in 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the COVID-19 pandemic, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which has been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

If any internet content we offer or will offer through our consolidated variable interest entities were deemed by the PRC governmental authorities to violate any of such content restrictions, we would not be able to continue such offerings and could be subject to penalties, including confiscation of illegal revenues, fines, suspension of business and revocation of required licenses, which could have a material adverse effect on our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or affiliates or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be forced to cease operation of our websites in China. If any internet information content platform we operate through our consolidated variable interest entities fails to comply with any of such provisions, we may be subject to interviews held by cyberspace authorities, warnings, information update suspension, and we may also be restricted from engaging in network information services and be imposed online behavior restrictions and industry bans.

If we fail to obtain or keep licenses, permits or approvals applicable to the various online real estate services provided by us, we may incur significant financial penalties and other government sanctions.

The internet and online advertising industries in China are highly regulated by the PRC government. Various regulatory authorities of the PRC government, such as the State Council, the MIIT, the State Administration for Market Regulation, or SAMR, the GAPPRFT, and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the internet and advertising industries. Moreover, new laws, rules and regulations may be adopted, or new interpretations of existing laws, rules and regulations may be released, to address issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of any current and future PRC laws, rules and regulations applicable to the internet and online advertising industries.

Each of our consolidated variable interest entities, including Beijing Leju, Leju Hao Fang and Beijing Jiajujiu, as well as their respective subsidiaries, is required to obtain and maintain a value-added telecommunications service operating license, or ICP license, from the MIIT or its local counterpart in order to provide internet information services and a business license from the SAMR or its local branches which specifically includes operating advertising business in order to engage in advertising activities in China, to the extent applicable to their respective business. Beijing Leju, Beijing Yisheng Leju Internet Technology Co., Ltd., a subsidiary of Beijing Jiajujiu, and Leju Hao Fang, each hold a valid ICP license issued by the local provincial branch of the MIIT for the operation of our value-added telecommunication business. The business scope of the business licenses of Beijing Leju and its subsidiaries which engage in the advertising business includes operating advertising business. These licenses are essential to the operation of our online real estate business. The ICP licenses are subject to annual review by the relevant government authorities. The annual review of ICP licenses and business licenses is for the government authorities to conduct an annual inspection of the status of compliance of the license-holding entity. We have submitted the application documents for the annual review of the ICP licenses. At the time of and for the purpose of the annual review of these licenses, the relevant government authorities did not ask for disclosure of our full corporate structure and thus we did not provide such information. They have not so far expressed any opinion with respect to our corporate structure in connection with these annual reviews. Moreover, the regulations relating to ICP licenses also provide that an ICP license holder must first obtain approvals from, or make filings with, competent counterparts of the MIIT in connection with subsequent updates to its shareholding structure or certain other matters relating to such ICP license holder. We cannot assure you that we will be able to successfully pass the annual review of our ICP licenses, or complete the updating and renewal of the filing records of our ICP licenses with local MIIT counterparts on a timely basis.

In addition, Beijing Leju, Leju Hao Fang and/or Beijing Jiajujiu and their respective subsidiaries may be required to obtain additional licenses. For example, the release, broadcasting and transmission of graphics, video and audio programs or weblinks to such programs, other websites or data on the websites may be deemed as providing internet publication services as well as transmission of video and audio programs on the internet, which could require internet publication licenses and licenses for online transmission of audio-visual programs. During operation of our e-commerce business, we post information, including graphics, weblinks to videos, live-broadcasting, other websites or data on websites operated by us. Our consolidated variable interest entities and their subsidiaries do not have internet publication licenses and licenses for online transmission of audio-visual programs, and are not applying for these licenses. For those video/audio programs and certain other forms of content that we believe are subject to the requirements of these licenses, such programs and content are hosted by SINA through our contractual arrangement with SINA. In the case that SINA does not possess the necessary licenses and permits, our video/audio programs and other content hosted by SINA are subject to the risk of being suspended by government authorities. Moreover, we cannot assure you that government would not require us to obtain these licenses separately for operation of our own websites and those websites licensed to us even if the underlying hosting of the relevant content may be provided by a qualified third party. If we are required to apply for such licenses, we can provide no assurance that we will procure and maintain such additional licenses.

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

We had been an “emerging growth company”, as defined in the JOBS Act, and ceased to be one as of the end of the fiscal year ended December 31, 2019. For so long as we were an “emerging growth company”, we took advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404. Although we ceased to be an “emerging growth company”, as a “non-accelerated filer” as defined under Rule 12b-2 of the Exchange Act, we are still not required to have an attestation report on internal control over financial reporting from our external auditors.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2020. See “Item 15. Controls and Procedures”. However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level.

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

Our operations are vulnerable to interruption and damage from natural and other types of disasters, including earthquakes, fire, floods, environmental accidents, power loss, communication failures and similar events. If any natural disaster or other extraordinary events were to occur in the area where we operate, our ability to operate our business could be seriously impaired. Our business could also be materially and adversely affected by the outbreak of health epidemics, including H7N9 bird flu, H1N1 swine influenza, avian influenza, severe acute respiratory syndrome, or SARS, Ebola, COVID-19 or another epidemic. Any such occurrence in China could severely disrupt our business operations and adversely affect our results of operations. For example, in December 2019, a novel strain of coronavirus (COVID-19) was reported to have surfaced, and subsequently the COVID-19 spread throughout China and worldwide. Our business operations could be disrupted if any of our employees are suspected of having the COVID-19, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the pandemic harms the Chinese economy in general.

The COVID-19 pandemic has had and may continue to have a material adverse impact on our business, operating results and financial condition.

In recent years, there have been outbreaks of epidemics in China and globally. Starting from early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The pandemic resulted in a general slowdown in China’s economy and a significant reduction in real estate transaction volumes as many of our developer clients had to close their project sales centers and show rooms for an extended period, adversely affecting our e-commerce services. Many real estate developers also scaled back online advertising expenditures.

As a result of the above, our results of operations have been adversely affected in the first half of 2020. The extent to which COVID-19 may continue to impact our results of operations will depend on the continuing developments of the pandemic, including potential recurrence of the pandemic in China and measures to contain it, new information concerning the global pandemic and its impact on China, all of which are highly uncertain and unpredictable and mostly beyond our control. While many of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the disease. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the reintroduction of restrictions. We will continue to monitor and evaluate the impacts of COVID-19 to our business, financial condition, results of operations and cash flows for the remainder of fiscal year 2020. Because of the uncertainty surrounding the COVID-19 pandemic, including the effectiveness of any vaccine program or anti-viral treatment, such impacts cannot be reasonably estimated at this time.

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

As of March 31, 2021, we had leased 61 office premises in 56 cities in China, in addition to a branch office in Hong Kong, and our principal executive offices in Beijing, China. A number of these leased properties contain defects in the leasehold interests. Such defects include the lack of proper title or right to lease with respect to 13 leased premises, the landlords’ failure to duly register the leases with the relevant PRC government authority with respect to 56 leased premises and the failure to renew lease agreements before the expiration date with respect to one leased premise.

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

We may have conflicts of interest with E-House Enterprise and its affiliates; because of E-House Enterprise’s controlling ownership interest in our company, we may not be able to resolve such conflicts on favorable terms for us.

E-House Enterprise has been our controlling shareholder since November 2020. E-House Enterprise may from time to time make strategic decisions that it believes are in the best interests of its business and its shareholders. These decisions may be different from the decisions that we would have made on our own. E-House Enterprise’s decisions with respect to us or our business may be resolved in ways that favor E-House Enterprise and therefore E-House Enterprise’s own shareholders, which may not coincide with the interests of our other shareholders. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated shareholder. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice.

Potential conflicts of interest between E-House Enterprise and us also include the following:

•                  Our board members or executive officers may have conflicts of interest. Mr. Xin Zhou, our chairman, is currently also serving as E-House Enterprise’s chairman and executive director. Some of our board members and executive officers are also board members and executive officers of E-House Enterprise, and/or also own shares or options in E-House Enterprise. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for E-House Enterprise and us.

•                  Sale of shares in our company. E-House Enterprise may decide to sell or otherwise dispose of all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of certain of our shareholders, including our employees or our public shareholders.

•                  Allocation of business opportunities. Business opportunities may arise that both we and E-House Enterprise find attractive, and which would complement our respective businesses. E-House Enterprise may decide to take the opportunities itself, which would prevent us from taking advantage of the opportunity.

Conflicts of interest may also arise between the affiliates of E-House Enterprise and us, such as E-House. We have entered into agreements with E-House with respect to various ongoing relationships between us, which may give rise to conflicts of interests. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Transactions and Agreements with E-House”.

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

Any negative development with respect to E-House Enterprise or SINA may materially and adversely affect our business and brand.

We benefit from our relationship with E-House Enterprise, our controlling shareholder, and its affiliates such as E-House in marketing our services, including providing services to their clients. Our business and brand continue to be closely connected with those of E-House Enterprise and its affiliates. We derive a significant amount of revenue from our operation of SINA websites, and SINA is a principal shareholder of ours. The success of the websites we operate on the platform of SINA is also dependent on the brands and images of SINA. If either E-House Enterprise or SINA loses its market position or suffers any negative publicity, it could have an adverse impact on our business, our marketing efforts, our relationships with strategic partners and customers, our reputation and brand.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our advertising services business and real estate online business in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the internet information service industry, we could be subject to severe penalties.

Leju Holdings Limited is a Cayman Islands exempted company and a foreign person under PRC law. Due to PRC government restrictions on foreign investment in the internet industry and the uncertainty over administrative practice in advertising industries, we conduct part of our business through contractual arrangements with our affiliated PRC entities. Our e-commerce business with respect to new residential properties is operated through our contractual arrangements with Leju Hao Fang and its shareholders. Our e-commerce business with respect to home furnishing is operated through our contractual arrangements with Beijing Jiajujiu and its shareholders. Our online advertising business for new residential properties websites and our secondary listings business are operated through our contractual arrangements with Beijing Leju and its shareholders. Beijing Leju and its subsidiaries, Leju Hao Fang, and Beijing Jiajujiu and its subsidiaries and branches hold the licenses and approvals that are essential for our business operations.

We have entered into, through our PRC subsidiaries, Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng, a series of contractual arrangements with Beijing Leju, Leju Hao Fang, Beijing Jiajujiu and their respective shareholders. These contractual arrangements enable us to (i) direct the activities that most significantly affect the economic performance of Beijing Leju, Leju Hao Fang, Beijing Jiajujiu and their subsidiaries and branches; (ii) receive substantially all of the economic benefits from the three consolidated variable interest entities and their subsidiaries in consideration for the services provided by our PRC subsidiaries; and (iii) have an exclusive option to purchase all or part of the equity interests in the consolidated variable interest entities, when and to the extent permitted by PRC law, or request any existing shareholder of the consolidated variable interest entities to transfer all or part of the equity interest in the consolidated variable interest entities to another PRC person or entity designated by us at any time in our discretion. These agreements make us their “primary beneficiary” for accounting purposes under U.S. GAAP. For descriptions of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure”.

If the PRC government finds that these contractual arrangements do not comply with its restrictions on foreign investment in the internet business or advertising industry, or if the PRC government otherwise finds that we, Beijing Leju, Leju Hao Fang or Beijing Jiajujiu, or any of their subsidiaries and branches is in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the State Administration for Industry and Commerce, which regulates advertising companies, and the MIIT, which regulates internet information service companies, would have broad discretion in dealing with such violations, including:

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

The imposition of any of these penalties could have a material and adverse effect on our business, financial condition and results of operations. If any of these penalties results in our inability to direct the activities of any of Beijing Leju, Leju Hao Fang or Beijing Jiajujiu that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of Beijing Leju, Leju Hao Fang or Beijing Jiajujiu, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with Beijing Leju, Leju Hao Fang and Beijing Jiajujiu and their respective shareholders for a portion of our operations, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with Beijing Leju, Leju Hao Fang and Beijing Jiajujiu and their respective shareholders to operate our online real estate business. For descriptions of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure”. These contractual arrangements may not be as effective as direct ownership in providing us with control over Beijing Leju, Leju Hao Fang or Beijing Jiajujiu. These contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. If any of the other parties fails to perform their obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and we would have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which we cannot assure you will be effective. Furthermore, the legal environment in China is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over Beijing Leju, Leju Hao Fang and Beijing Jiajujiu, and our ability to conduct our business may be negatively affected.

In 2018, 2019 and 2020, Beijing Leju, Leju Hao Fang, Beijing Jiajujiu and their respective subsidiaries and branches contributed in aggregate 99.5%, 99.9% and 99.9% of our total net revenues, respectively. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Beijing Leju, Leju Hao Fang, Beijing Jiajujiu and their respective subsidiaries and branches, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Beijing Leju, Leju Hao Fang, Beijing Jiajujiu and their respective subsidiaries and branches into our consolidated financial statements in accordance with U.S. GAAP.

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

Our ability to enforce the equity pledge agreements between us and the shareholders of Beijing Leju, Leju Hao Fang or Beijing Jiajujiu may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity pledge agreements relating to our consolidated variable interest entities, Beijing Leju, Leju Hao Fang and Beijing Jiajujiu, the shareholders of the consolidated variable interest entities pledge their equity interest in the consolidated variable interest entities to our subsidiaries to secure their and the relevant consolidated variable interest entities’ performance of the obligations under the relevant contractual arrangements. The equity pledges under these equity pledge agreements have been registered with the relevant local branch of the SAMR. According to the Civil Code of the PRC, which was issued by the National People’s Congress on May 28, 2020 and became effective on January 1, 2021, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under the Civil Code of the PRC, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If any of the consolidated variable interest entities or its shareholders fails to perform its obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests in the relevant consolidated variable interest entity in an auction or private sale and remit the proceeds to our subsidiaries in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in the relevant consolidated variable interest entity. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach would be to ask our PRC subsidiary that is a party to the exclusive call option agreement with the consolidated variable interest entity’s shareholder, to designate another PRC person or entity to acquire the equity interest in the consolidated variable interest entity and replace the existing shareholder pursuant to the exclusive call option agreement.

In addition, in the registration forms of the local branch of SAMR for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to our PRC subsidiaries was stated as the pledgor’s portion of the registered capital of the consolidated variable interest entity. The equity pledge agreements with the shareholders of the consolidated variable interest entities provide that the pledged equity interest constitutes continuing security for any and all of the indebtedness, obligations and liabilities under the relevant contractual arrangements, and therefore the scope of pledge should not be limited by the amount of the registered capital of the consolidated variable interest entities. However, there is no guarantee that a PRC court will not take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court to be unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of the consolidated variable interest entities and their subsidiaries for the benefit of us or our PRC subsidiaries, although the consolidated variable interest entities grant our PRC subsidiaries options to purchase the assets of the consolidated variable interest entities and their equity interests in their subsidiaries under the exclusive call option agreement.

Contractual arrangements we have entered into with Beijing Leju, Leju Hao Fang and Beijing Jiajujiu may be subject to scrutiny by the PRC tax authorities and a finding that we, Beijing Leju, Leju Hao Fang or Beijing Jiajujiu owe additional taxes could reduce our net income and the value of your investment

Under PRC laws and regulations, arrangements and transactions among related parties may be audited or challenged by the PRC tax authorities. We could face material and adverse consequences if the PRC tax authorities determine that the contractual arrangements we have entered into with Beijing Leju, Leju Hao Fang or Beijing Jiajujiu do not represent an arm’s-length price and adjust the taxable income of Beijing Leju, Leju Hao Fang, Beijing Jiajujiu or their subsidiaries and branches in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Beijing Leju, Leju Hao Fang, Beijing Jiajujiu or their subsidiaries and branches, which could in turn increase their PRC tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on our consolidated variable interest entities for underpayment of taxes. Our consolidated net income may be materially and adversely affected if our consolidated variable interest entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

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

Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.

There have been changes in international trade policies and rising political tensions, particularly between the U.S. and China. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. While the “Phase One” agreement was signed between the United States and China on trade matters, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters. The situation is further complicated by the political tensions between the United States and China that escalated during the COVID-19 pandemic and in the wake of the PRC National People’s Congress’ decision on Hong Kong national security legislation and sanctions and restrictions imposed by the U.S. government on Chinese companies and citizens. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. For example, the Ministry of Commerce of China published the Measures for Security Review of Foreign Investment in December 2020 to counter restrictions imposed by foreign countries on Chinese citizens and companies. Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. It could also adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our overseas expansion, our financial condition, and results of operations.

While cross-border business currently may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade or any restriction on Chinese companies may affect the consumer demands for our products and service, impact our competitive position, or prevent us from being able to conduct business in certain countries. In addition, our results of operations could be adversely affected if any such tensions or unfavorable government trade policies harm the Chinese economy or the global economy in general.

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

We have entered into contractual arrangements with each of Beijing Leju, Leju Hao Fang and Beijing Jiajujiu and their respective shareholders, which provide us with substantial ability to control each of these entities. See “Item 4. Information on the Company—C. Organizational Structure”.

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

Our consolidated variable interest entities are directly held by certain PRC individuals designated by us and thus are not able to make dividend payments to our PRC subsidiaries and holding companies outside China. We have the right to charge our consolidated variable interest entities service fees through our relevant PRC subsidiaries pursuant to the exclusive business cooperation agreements entered into with our consolidated variable interest entities, which together with the other agreements with our consolidated variable interest entities and their respective shareholders, enable us to enjoy substantially all of the economic benefits of our consolidated variable interest entities. These contractual arrangements we have entered into with our consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements we have entered into with Beijing Leju, Leju Hao Fang and Beijing Jiajujiu may be subject to scrutiny by the PRC tax authorities and a finding that we, Beijing Leju, Leju Hao Fang or Beijing Jiajujiu owe additional taxes could reduce our net income and the value of your investment”. Our consolidated variable interest entities have paid and will continue to pay the service fees to our relevant PRC subsidiaries pursuant to the exclusive technical support agreements between them.

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

We may also decide to finance our PRC subsidiaries by means of capital contributions. According to the Interim Measures for the Recordation Administration of the Formation and Modification of Foreign-Funded Enterprises issued by the MOC on October 8, 2016, these capital contributions shall be filed with the MOC or its local counterpart. On December 30, 2019, MOC and SAMR jointly promulgated Measures for the Reporting of Foreign Investment Information, which came into effect on January 1, 2020 and replaced the Interim Measures for the Recordation Administration of the Formation and Modification of Foreign-Funded Enterprises. According to the Measures for the Reporting of Foreign Investment Information, foreign investors or foreign-invested enterprises shall report investment information to commerce departments through the enterprise registration system and the National Enterprise Credit Information Publicity System, and market regulatory departments shall forward such investment information reported by foreign investors or foreign-invested enterprises to commerce departments in a timely manner. SAFE has also issued a few circulars with respect to the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi and the flow and use of such Renminbi fund. Capital contributions are currently required to be filed in the Foreign Investment Comprehensive Management Information System. In March 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, effective June 2015, or SAFE Circular 19. Under SAFE Circular 19, a foreign-invested enterprise may choose to convert its registered capital from foreign currency to Renminbi on a self-discretionary basis, and the Renminbi capital converted can be used for equity investments within China, which will be regarded as the reinvestment of foreign-invested enterprise.

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

Pursuant to a Circular on Enterprise Income Tax Preferential Treatments issued by the State Administration of Taxation, or SAT, and the Ministry of Finance effective February 2008, as partially amended by a Circular on Enterprise Income Tax Policies for Further Encouraging the Development of the Software Industry and the Integrated Circuit Industry, a qualified software enterprise is eligible to be exempted from income tax for its first two profitable years, followed by a 50% reduction in income tax, to a rate of 12.5%, for the subsequent three years. Shanghai Fangxin, a wholly owned subsidiary of ours, was recognized as a qualified software enterprise and was further approved by the local tax authority in October 2012 to become eligible for being exempted from income tax for 2012 and 2013, followed by a 50% reduction in income tax from 2014 through 2016. Shanghai Fangxin has ceased to enjoy preferential tax treatment starting from 2017. Shanghai SINA Leju was entitled to enjoy a favorable statutory tax rate of 15% for 2013 through 2017 as a “high and new technology enterprise”. Shanghai SINA Leju renewed its qualification of “high and new technology enterprise” in 2018 and is entitled to enjoy a favorable statutory tax rate of 15% from 2018 through 2020. If Shanghai SINA Leju fails to maintain “high and new technology enterprise” status, its applicable enterprise income tax rate may increase to up to 25%. The loss or potential loss of preferential tax treatments enjoyed by Shanghai SINA Leju could have a material and adverse effect on our financial condition and results of operations. Shanghai SINA Leju renewed its qualification of software enterprise in October 2020. In 2021, Shanghai SINA Leju will renew its qualification of “high and new technology enterprise” to enjoy the favorable statutory tax rate of 15% for the following three years.

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

Currently, we mainly use City Rehouse, and its subsidiaries to provide support for our e-commerce business. Certain of the support services provided by City Rehouse and its subsidiaries may be regarded as real estate agency and brokerage services under PRC law. Pursuant to the previous Foreign Investment Industrial Guidance Catalogue issued in 2011, foreign ownership of the real estate agency and brokerage business in China is subject to government approval. Accordingly, the establishment of, or investment in any company with a registered business scope of, real estate agency and brokerage services in China by our PRC subsidiaries directly is, and by our PRC subsidiaries indirectly through their subsidiaries may be, subject to approval of the MOC or its relevant local counterparts which should be obtained before registering such company with the SAMR or its local counterparts. Although City Rehouse has not obtained approval from the competent local branch of the MOC in connection with its establishment of, or investment in, its subsidiaries with a registered business scope of real estate brokerage business, each subsidiary of City Rehouse has obtained and maintained a business license with such business scope, and none of such subsidiaries has received any notice of warning or penalties from the competent authorities for lacking such approval.

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

In addition, pursuant to the relevant regulations regarding real estate agency and brokerage businesses, a real estate broker must conduct a filing with the real estate administrative authority within 30 days after issuance of its business license. We have completed the filing with the competent local real estate administrative authorities for our 46 PRC operating entities which currently provide support services considered to be real estate agency and brokerage services under the PRC law. In addition, we are in the process of making such filings with the relevant local real estate administrative authorities for four entities. For the remaining entities, 12 entities are in the process of being liquidated, and 14 entities are not qualified to make such filings with the relevant local real estate administrative authorities. The requirements of the local real estate administrative authority for such filing may vary in different cities and we cannot assure you that we will be able to complete such filing in a timely manner or at all. If we fail to properly complete such filings, it may limit the ability of the relevant PRC operating entities to provide similar support service to our e-commerce business.

Our predecessor auditor is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, was our predecessor auditor and audited our consolidated financial statements for the fiscal years ended December 31 between 2012 and 2018. In May 2020, we have appointed Yu Certified Public Accountant, P.C., or Yu CPA, as our independent registered public accounting firm for the fiscal year ended December 31, 2019. Since then Yu CPA has been our principal external auditors.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Yu CPA is registered with the PCAOB and operating in New York of the United States, and is currently subject to PCAOB rules regarding periodically inspection. However, because we have substantial operations within the People’s Republic of China and the PCAOB is currently unable to conduct inspections of the work of the auditors who are based in China as it relates to those operations without the approval of the PRC authorities, our predecessor auditor’s work related to our operations in China was not inspected by the PCAOB.

This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that an issuer filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit its shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. An issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements. This legislation and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, the market price of our ADSs could be materially adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” if we are unable to meet the PCAOB inspection requirement in time.

Risks Related to Our ADSs

The market price for our ADSs has been and may continue to be highly volatile.

In 2020, the closing price of our ADSs on the NYSE, varied from a high of $3.98 to a low of $1.30. The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations due to factors beyond our control, such as broad market and industry factors. The securities markets in the United States, China and elsewhere have experienced significant price and volume fluctuations that are not related to the operating performance of particular companies, particularly in recent years. The securities of some PRC-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. Since 2011, some PRC-based companies became targets of short sellers. Any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other PRC companies may also negatively affect the attitudes of investors towards PRC companies in general, including us, regardless of whether we have conducted any inappropriate activities. Although we have confidence in our corporate governance practice and internal control over financial reporting, we cannot assure you that we will not be subject to such attack. Any negative news or perceptions about our corporate governance or accounting practice in the future, regardless of its merits, will negatively affect the trading performance of our ADSs. In addition, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets.

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

We are a “controlled company” within the meaning of the NYSE Listed Company Manual and, as a result, has relied and may continue to rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Since November 2020, we have been a “controlled company” as defined under the NYSE Listed Company Manual because more than 50% of the voting power of our company has been held by E-House Enterprise since November 2020. For so long as we remain a “controlled company” under that definition, we are permitted to elect to rely on exemptions from certain corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. If we elect to rely on one or more of the exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Currently, we do not have a majority of independent directors on our board.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2021, we had 136,412,604 ordinary shares outstanding (excluding the 3,640,149 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan). E-House Enterprise, SINA and Tencent held an aggregate of approximately 84.5% of our ordinary shares outstanding as of March 31, 2021. The sale or perceived sale of a substantial amount of our ADSs by any of these principal shareholders could adversely affect the prevailing market price for our ADSs. Such sales or perceived sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. In addition, if we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this, in turn, could have an adverse effect on the price of our ADSs.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (except for the memorandum and articles of association and our register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our existing articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

We will be classified as a “passive foreign investment company”, or “PFIC” for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (“the asset test”). Although the law in this regard is unclear, we treat our consolidated variable interest entities as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements.

Assuming that we are the owner of our consolidated variable interest entities for U.S. federal income tax purposes, and based upon our current and expected income and assets, we believe we were not a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2020 and do not expect to be a PFIC for the current taxable year and the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs and ordinary shares may cause us to become a PFIC for the current taxable year or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs or ordinary shares from time to time (which may be volatile). Furthermore, the determination of whether we will be or become a PFIC will also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes our risk of being classified as a PFIC may substantially increase. In addition, there can be no assurance our business plans will not change in a manner that will affect our PFIC status.

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

Due to PRC legal restrictions on foreign ownership and investment in the internet information services and advertising businesses, we conduct such activities through contractual arrangements with our consolidated variable interest entities in China. Our e-commerce business with respect to new residential properties is operated through our contractual arrangements with Leju Hao Fang, formerly known as Shanghai Yi Xin E-Commerce Co., Ltd., and its shareholders. Our e-commerce business with respect to home furnishing is operated through our contractual arrangements with Beijing Jiajujiu and its shareholders. Our online advertising business for new residential properties websites and our secondary listings business are operated through our contractual arrangements with Beijing Leju and its shareholders. We have entered into, through our PRC subsidiaries, Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng, a series of contractual arrangements with Beijing Leju, Leju Hao Fang, Beijing Jiajujiu and their respective shareholders. As a result of these contractual arrangements, Leju Holdings Limited, through PRC subsidiaries, is the primary beneficiary of these PRC entities and accounts for them as variable interest entities, and consolidates the financial results of these entities into our financial statements in accordance with U.S. GAAP. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure”.

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

Our Relationship with E-House Enterprise

On November 4, 2020, E-House Enterprise completed the acquisition of a controlling stake in our company. E-House Enterprise purchased (i) 51,925,996 ordinary shares from Mr. Xin Zhou and certain of his affiliated entities (the “Zhou Parties”) by issuing to the Zhou Parties 166,918,440 of its ordinary shares (“E-House Enterprise Shares”), and (ii) 24,475,251 ordinary shares of Leju from SINA Corporation and an affiliated entity thereof (the “SINA Parties”) by issuing to the SINA Parties 78,676,790 E-House Enterprise Shares. Upon completion of these transactions, E-House Enterprise acquired the beneficial ownership of 76,401,247 ordinary shares of us, and we became a subsidiary of E-House Enterprise and our financial results have been consolidated into the accounts of E-House Enterprise since then. As of March 31, 2021, E-House Enterprise owned 76,401,247 ordinary shares of us, representing approximately 56% of our total outstanding ordinary shares.

In July 2020, E-House Enterprise entered into a business cooperation agreement with a subsidiary of Alibaba, and the two parties have agreed to cooperate in areas including online-offline real estate transaction, digital marketing and after-sale services with the goal of enhancing the digital and intellectual capabilities of the real estate service industry. Alibaba will closely collaborate with E-House Enterprise and us to build an online real estate marketing platform and digital transaction network, with E-House Enterprise being the operator of online transaction services on the platform and we being the operator of digital marketing services. To our knowledge, Alibaba beneficially owned over 5% of E-House Enterprise’s outstanding shares as of March 31, 2021.

We also have ongoing relationship with E-House, an affiliate of E-House Enterprise. Our agreements with E-House include a master transaction agreement, an offshore transitional services agreement (as amended), an onshore transitional services agreement (as amended), a non-competition agreement and an onshore cooperation agreement. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Transactions and Agreements with E-House.”

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

In January 2019, we entered into a series of exclusive advertising agency agreements with Tencent. Pursuant to the exclusive advertising agency agreements, we are the exclusive real property advertising agent of Tencent for selling advertising to real estate advertisers in certain areas of China, including, Tianjin and Sichuan, Anhui, Shanxi, Guangxi and Fujian provinces. In March 2019, we entered into an advertising agency agreement with Tencent, pursuant to which we are the real property advertising agent of Tencent in certain other areas of China. In January 2020, we renewed and entered into advertising agency agreements with Tencent, pursuant to which we are the real property advertising agent of Tencent in many areas of China. Pursuant to the exclusive advertising agency agreements signed in April 2020, such areas of China were Heilongjiang, Shanxi, Tianjin, Fujian, Guangxi, Guizhou, Chongqing, Sichuan and some cities in Jiangsu Province. In early 2021, we renewed our advertising agency agreements with Tencent, and the cooperative areas remain the same as those in 2020.

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions and Agreements with Tencent” for more information.

Corporate Information

Our principal executive offices are located at Level G, Building G, No.8 Dongfeng South Road, Chaoyang District, Beijing 100016, People’s Republic of China. Our telephone number at this address is +86 10 5895 1000. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. In addition, we have 61 branch offices in mainland China and a branch office in Hong Kong. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.                                    Business Overview

Overview

We are a leading O2O real estate services provider in China. We offer real estate e-commerce, online advertising and online listing services through our online platform, which comprises local websites covering 391 cities and various mobile applications. We integrate our online platform with complementary offline services to facilitate residential property transactions and home renovation transactions. In addition to our own websites, we also operate various real estate and home furnishing websites of SINA. Moreover, we operate official accounts on Weixin and Weibo for new real estate projects.

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

Online Advertising. In respect of the online advertising services, we mainly provide comprehensive advertisement placement services to advertisers, mainly property developers, through a packaged online cross-media and cross-platform product portfolio, including those owned by us and other independent outlets. We currently sell advertising primarily on the SINA new residential properties and home furnishing websites, which are operated by us. In addition, we are the exclusive advertising agent for the SINA home page and non-real estate websites with respect to advertising sold to advertisers, including real estate developers and home furnishing suppliers. We also purchased advertising resources from Tencent and other independent media outlets. In late 2017, we launched Leju Finance, an online platform that provides information and news on the real estate industry, market, and developers featuring their financial performances. We earn revenue primarily from advertising sales and brand promotion services provided to advertisers, including real estate developers and home furnishing suppliers.

Listing. We offer fee-based online property listing services to real estate agents and free services to individual property sellers. We currently operate the SINA real estate websites for listings of existing residential properties for sale or lease.

We generated total revenues of $462.0 million, $692.6 million and $719.5 million in 2018, 2019 and 2020, respectively. We incurred net loss of $12.9 million, net income of $10.9 million and $21.0 million in 2018, 2019 and 2020, respectively.

Our O2O Platform

We offer multiple online and offline access points for consumers. We reach consumers through our own websites, various real estate and home furnishing related websites on sina.com.cn that are operated by us, Weibo, Weixin, and various mobile applications. These websites and mobile applications enable us to better reach potential purchasers for whom we are then able to provide our offline services. We also provide complementary offline services to cultivate customer loyalty and ensure superior customer experience.

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

Through our direct operations and outsourcing to local partners we operate websites in every province of China. We operate the following websites:

•                  new residential property websites, including house.sina.com.cn and leju.com, where viewers are automatically directed to a local website with localized information and services, covering 391 cities; on house.sina.com.cn and leju.com, we offer customers the ability to purchase discount coupons for property purchases;

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

We sell online advertising on each of our direct-operated local websites covering 78 cities. We also outsource 313 local websites to third parties that pay us fixed fees for the right to operate the websites. The amount of user traffic on the websites that we own or operate, our ability to achieve user demographic characteristics that are attractive to advertisers, and our ability to demonstrate such user traffic and demographic characteristics through website traffic tracking tools and reporting systems are important factors in maintaining our advertising revenue from websites that we operate directly and fixed fees from websites that we outsource to third parties. We track such data internally and identify cities to convert to direct operations on an ongoing basis.

Mobile Applications

Our major mobile applications include “Leju Home Purchase” (an upgraded version of “Pocket Leju”), “Leju Er Shou Fang”, “Qianggongzhang”, contractor version of “Qianggongzhang”, “Lai Ke” and “Leju Finance”, each of which has version for the iOS and Android operating systems.

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

In March 2014, we launched our mobile e-commerce platform based on (i) existing mobile applications developed by our company, including “Leju Home Purchase” (an upgraded version of “Pocket Leju”), and (ii) Weibo and Weixin, two of China’s leading social media platforms. Our mobile platform aims to connect home buyers and developers and real estate agents through mobile devices to allow potential buyers to view detailed information about real estate projects, conduct live chats with sales agents, make appointments for property viewing, reserve individual units, and purchase discount coupons. Our mobile e-commerce platform will also connect real estate sales personnel and agents with potential home buyers and sellers, including through live chat services, in addition to providing updated customer data and analysis and a facility for making appointments for site visits.

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

E-Commerce

Our e-commerce revenue is primarily derived from the sale of discount coupons for new residential properties that are promoted by developers. We commenced the sale of discount coupons from the first quarter of 2012. Our revenues generated from e-commerce services in 2018, 2019 and 2020 were $320.3 million, $547.2 million and $547.9 million, respectively, representing 69.3%, 79.0% and 76.2%, respectively, of our total revenues for those periods.

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

The following table sets forth certain operating metrics with respect to our sales of discount coupons for the periods specified.

	Three months ended March 31, 2020	Three months ended June 30, 2020	Three months ended September 30, 2020	Three months ended December 31, 2020
Number of discount coupons issued to prospective purchasers (number of transactions)	29,691	64,524	66,415	83,206
Number of discount coupons redeemed (number of transactions)(1)	22,862	44,406	57,934	67,514

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

Online Advertising

The majority of our online advertising revenues are generated from sale of advertising on real estate and home furnishing websites to advertisers including real estate developers and home furnishing suppliers. Since the second quarter of 2016, we started to generate advertising revenues from our contractor platform 7gz. com. Our revenues generated from advertising services in 2018, 2019 and 2020 were $138.4 million, $143.8 million and $170.8 million, respectively, representing 30.0%, 20.8% and 23.7%, respectively, of our total revenues for those periods.

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

In 2019, we entered into a series of advertising agency agreements with Tencent, pursuant to which we are the real property advertising agent of Tencent, including having exclusive advertising rights in certain areas of China. We also generated advertising revenues from various other websites and mobile applications such as Weixin, Weibo, Toutiao and UC Web from 2018 to 2020. We earn revenue from the sale of online advertising on each of these websites. Revenues for online advertising are typically based on a fixed fee for the period of the advertising and are recognized ratably.

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

Listing

We offer online residential listing services for sales and leases of existing residential properties. Our listing services are currently offered in 4 cities where we maintain a local sales force and in an additional 295 cities where we allow real estate agents to use our platform to post their listings. Our revenues generated from online listing services in 2018, 2019 and 2020 were $3.4 million, $1.6 million and $0.8 million, respectively, representing 0.7%, 0.2% and 0.1%, respectively, of our total revenues for those periods. Real estate brokers use our listing services. Payment of the listing fees entitles them to post multiple listings for properties over the subscription period. Our listing subscription contracts are typically for a term of up to one year with fixed fees payable on a monthly basis. The subscription fees are generally fixed and vary from city to city. Our listing customers submit property listings by logging on to our platform directly. Once a listing has been uploaded to our website, it can be viewed for free by visitors to our website. All visitors to our website have access to listing information free of charge, 24-hours a day. With respect to listings submitted by agents or brokers, the name of the agent or broker appears as a link, offering viewers access to additional listings promoted by the same agent or broker.

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

We have built a sales and marketing team that is experienced in the online advertising, internet and real estate industries. Our sales and marketing team comprised 556 personnel as of December 31, 2020. Our sales and marketing personnel work closely with our customers in local markets and help us gain insight into developments in these local markets, the competitive landscape and new market opportunities, which help us set our prices and strategies for each locality.

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

In 1994, the Standing Committee of the National People’s Congress promulgated the PRC Advertising Law, which was amended in October 2018. In addition, the SAMR and other ministries and agencies have issued regulations that further regulate our advertising business, as discussed below.

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

The State Council promulgated the Administrative Rules on Foreign-invested Telecommunications Enterprises in December 2001, as amended in September 2008 and February 2016, or the FITE Regulations. The FITE Regulations set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to these administrative rules, the ultimate capital contribution ratio of the foreign investor or investors in a foreign-invested telecommunications enterprise that aims to provide value-added telecommunications services may not exceed 50.0%. In addition, pursuant to the Special Administrative Measures (Negative List) for the Access of Foreign Investment (Edition 2019) promulgated by the National Development and Reform Commission (the “NDRC”) and the MOC on June 30, 2019, the Special Administrative Measures (Negative List) for the Access of Foreign Investment (Edition 2020) promulgated by the NDRC and the MOC on June 23, 2020 and the Catalog of Industries for Encouraging Foreign Investment (2020 Version) which was promulgated on December 27, 2020 and became effective on January 27, 2021, other than E-commerce, domestic multiparty communication, store and forward, and call center services, the permitted foreign investment in value-added telecommunications service providers may not be more than 50%. However, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a track record and experience in operating a value-added telecommunications business overseas. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT or its authorized local counterparts, which retain considerable discretion in granting approvals.

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

Regulation relating to Our Business

Internet Information Services

General

The provision of real estate and home-related and other content on internet websites is subject to applicable PRC laws, rules and regulations relating to the telecommunications industry and the internet, and regulated by various government authorities, including the MIIT and the SAMR. Under the applicable regulations, internet information services are classified as value-added telecommunications businesses, and a commercial operator must obtain an ICP license from the MIIT or its relevant provincial counterparts in order to carry out commercial internet information service operations in China. If an internet information service provider is not engaged in commercial internet information service, it is only required to file a record with the MIIT or its relevant provincial counterparts. In addition, the regulations also provide that operators involved in internet content provision in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities in relation to those sectors.

In compliance with these laws and regulations, Beijing Leju, our consolidated variable interest entity, Beijing Yisheng Leju Internet Technology Co., Ltd., a subsidiary of our consolidated variable interest entity Beijing Jiajujiu, and Leju Hao Fang, our consolidated variable interest entity, each hold a valid ICP license issued by the local provincial branch of the MIIT for the operation of our value-added telecommunication business.

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

On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of MIIT, the General Office of the Ministry of Public Security and the General Office of SAMR jointly promulgated the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations, which came into effect on the same day. The Measures explicitly classify acts that may be determined as “failing to make public the collection and use rules”, “failing to explicitly showing the purposes, methods and scope of the collection and use of personal information”, “failing to collect and using personal information with a user’s consent”, “collecting personal information unrelated to the services it provides against the necessary principle” and “providing personal information to others without consent.”

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

On December 15, 2019, the Cyberspace Administration of China promulgated the Provisions of Ecological Governance of Network Information Content, which came into effect on 1 March 2020. According to the Provisions, a network information content producer shall not make, copy or publish any illegal information containing: (i) violation the fundamental principles set forth in the Constitution; (ii) jeopardizing national security, divulging state secrets, subverting the state power, or undermining the national unity; (iii) damaging the reputation or interests of the state; (iv) infringing name, portrait, reputation or honor of a hero or a martyr; (v) advocating terrorism or extremism; (vi) inciting ethnic hatred or discrimination to undermine ethnic solidarity; (vii) detrimental to state religious policies, propagating heretical or superstitious ideas; (viii) spreading rumors to disturb economic and social order; (ix) disseminating obscenity, pornography, force, brutality and terror or crime-abetting; (x) humiliating or defaming others or infringing upon their reputation, privacy and other legitimate rights and interests. In addition, a network information content platform shall set up the censorship and management mechanism of network information content, and develop relevant detailed rule. The platform shall set up the person in charge, equip itself with the professional personnel commensurate with the business scope and service scale, strengthen training and examination and improve the quality of practitioners, set up convenient channels for filing complaints and reports in prominent places and publish the ways of filing complaints and reports, and compile an annual report. If a network information content producer violates the provisions, the network information content platform shall take disposal measures including warning for rectification, restricting functions, suspending updates and closing accounts, eliminate illegal information and contents in a timely manner, keep relevant records and report to the relevant competent authorities. If a network information content platform violates the provisions, the cyberspace authorities shall hold interviews, give warnings, order it to suspend information update, take measures including restricting it from engaging in network information services, and impose online behavior restrictions and industry bans. The Measures for Cyber Security Review was promulgated on April 13, 2020 and became effective on June 1, 2020, which repealed the Measures for Security Reviews of Network Products and Services. According to the Measures for Cyber Security Review, a critical information infrastructure operator, before purchasing network products and services, shall prejudge the national security risks that may arise after the products and services are put into use. If such products and services will or may affect national security, the operator shall apply to the cyber security review office for cyber security review.

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

Advertising Services

The SAMR is responsible for regulating advertising activities in China. Pursuant to applicable regulations, companies that engage in advertising activities in China must obtain from the SAMR or its local branches a business license which specifically includes operating an advertising business within its business scope. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of illegal revenues and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation.

The business scope of the business licenses of Beijing Leju and its subsidiaries includes operating an advertising business, which allows them to engage in the advertising business.

PRC advertising laws and regulations also set forth certain content requirements for advertisements in China including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAMR or its local branches may revoke violators’ licenses or permits for their advertising business operations. To comply with these laws and regulations, we maintain a task force to review the advertising materials to ensure the content does not violate the relevant laws and regulations before displaying such advertisements, and we also request relevant advertisers to provide proof of governmental approval if an advertisement is subject to special government review.

Regulations relating to Real Estate Brokerage Business

The principal regulations governing the real estate brokerage business in China include the Law on Administration of the Urban Real Estate issued by the Standing Committee of National People’s Congress in July 1994 and revised in August 2009 and in August 2019, and the Administrative Measures for Real Estate Brokerage issued in January 2011 and amended in March 2016. Pursuant to these laws, a company must register with local offices of the SAMR in each locality where it does business in order to operate real estate brokerage business. In addition, a real estate brokerage company and its branches shall file with the local real estate administrative authority within 30 days after it obtains the business license.

The previous Foreign Investment Industrial Guidance Catalogue issued in 2011 classified the real estate agency and brokerage services within the restricted category for foreign investment. Accordingly, a wholly foreign-owned enterprise in China was required to obtain approval from the MOC or its local counterpart in order to establish or invest in any subsidiary to engage real estate agency and brokerage services. The NDRC and the MOC issued a new Foreign Investment Industrial Guidance Catalogue, effective April 2015. The new Foreign Investment Industrial Guidance Catalogue removed the real estate agency and brokerage services from the restricted category. Accordingly, the establishment of or the investment in a subsidiary to engage in real estate agency and brokerage services is no longer subject to the approval of the MOC or its local counterparts.

We mainly use City Rehouse and its subsidiaries to provide support for our e-commerce business. Each subsidiary of City Rehouse has obtained and maintained a business license with such business scope, and 46 of our PRC operating entities have completed the filing with the competent local real estate administrative authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China —Failure to obtain the approvals or complete the filings required for our real estate agency and brokerage business in China may limit our ability to provide real estate agency and brokerage services or establish new PRC operating entities”.

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

After receiving a trademark registration application, the PRC Trademark Office will make a public announcement with respect to the proposed trademark registration application if the relevant trademark passes the preliminary examination. Any person may, within three months after such public announcement, object to such trademark application. The PRC Trademark Office will then decide who is entitled to the trademark registration, and its decisions may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no objection is filed within three months after the public announcement period or if the objection has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked. As of March 31, 2021, we owned or licensed 319 registered trademarks in China, and had 12 trademark applications in various industry categories pending with the China Trademark Office.

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

On December 30, 2019, MOC and SAMR jointly promulgated the Measures for Reporting of Foreign Investment Information, which became effective on January 1, 2020. According to the Measures for the Reporting of Foreign Investment Information, where foreign investors carry out investment activities directly or indirectly within China, foreign investors or foreign-invested enterprises shall report investment information to commerce departments in accordance with these Measures. A foreign investor who establishes a foreign-invested enterprise within China shall submit an initial report through the enterprise registration system when undergoing formation registration of the foreign-invested enterprise. In the case of any modification of the information in the initial report, which involves the enterprise’s modification registration (recordation), the foreign-invested enterprise shall submit the modification report through the enterprise registration system when undergoing the enterprise’s modification registration (recordation).

On December 19, 2020, the NDRC and the MOC promulgated Measures for Security Review of Foreign Investment, which became effective on January 18, 2021. The foreign investment security review mechanism, or the security review mechanism, in charge of organization, coordination and guidance of foreign investment security review is thereunder established. A working mechanism office shall be established under the NDRC and led by the NDRC and the MOC to undertake routine work on the security review of foreign investment. According to the Measures for Security Review of Foreign Investment, before making investment in important cultural products and services, important information technologies and Internet products and services, important financial services, key technologies or any other important field related to national security, resulting in the foreign investor’s acquisition of actual control of the enterprise invested in, the foreign investor or relevant parties shall proactively report to the working mechanism office.

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

On April 10, 2020, SAFE promulgated the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or SAFE Circular 8, which provides that under the condition that the use of the funds is genuine and compliant with current administrative provisions regarding the use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission of materials evidencing the veracity of such payment to the bank prior to each transaction.

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

C.                                    Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and variable interest entities as of the date of this annual report:

Note:

(1)         Beijing Yisheng Leju Information Services Co., Ltd., or Beijing Leju, is a variable interest entity established in China in 2008 and is currently 80% owned by Mr. Xudong Zhu and 20% owned by Mr. Yinyu He, and each of Shanghai Leju Hao Fang Information Service Co., Ltd., or Leju Hao Fang and Beijing Jiajujiu E-Commerce Co., Ltd., or Beijing Jiajujiu is a variable interest entity established in China in 2011 and is currently 70% owned by Mr. Yinyu He and 30% owned by Mr. Weijie Ma. We effectively control Beijing Leju, Leju Hao Fang and Beijing Jiajujiu through contractual arrangements. See more information below in this section. The registered business scope of each of Shanghai Yi Yue, Leju IT, Shanghai SINA Leju, Shanghai Fangxin and Beijing Maiteng contains the business of development of computer software, which falls in the encouraged category for foreign investment in the currently effective Foreign Investment Industrial Guidance Catalogue. The registered business scope of each of City Rehouse and all its subsidiaries contains the business of real estate brokerage service, which was removed from the restricted category for foreign investment in the Foreign Investment Industrial Guidance Catalogue. Therefore, the business of real estate brokerage service now fall in the permitted category for foreign investment under PRC law, along with the other businesses listed in the registered business scope of each of Shanghai Yi Yue, Leju IT, Shanghai SINA Leju, Shanghai Fangxin, Beijing Maiteng, and City Rehouse and all its subsidiaries, which are not listed in the new Foreign Investment Industrial Guidance Catalogue.

PRC laws and regulations currently prohibit foreign investors from holding more than 50% of a foreign-invested telecommunications enterprise that provides commercial internet information services, which are one type of value-added telecommunications services. Because of such restriction, our internet information services are conducted through consolidated variable interest entities in China, namely Beijing Leju, Leju Hao Fang and Beijing Jiajujiu, or the consolidated variable interest entities.

We have entered into, through our PRC subsidiaries, Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng, a series of contractual arrangements with Beijing Leju, Leju Hao Fang, Beijing Jiajujiu and their respective shareholders. These contractual arrangements enable us to (i) direct the activities that most significantly affect the economic performance of Beijing Leju, Leju Hao Fang, Beijing Jiajujiu and their subsidiaries and branches; (ii) receive substantially all of the economic benefits from the three consolidated variable interest entities and their subsidiaries in consideration for the services provided by our PRC subsidiaries; and (iii) have an exclusive option to purchase all or part of the equity interests in the consolidated variable interest entities, when and to the extent permitted by PRC law, or request any existing shareholder of the consolidated variable interest entities to transfer all or part of the equity interest in the consolidated variable interest entities to another PRC person or entity designated by us at any time in our discretion.

As a result of these contractual arrangements, we, through our PRC subsidiaries, have become the primary beneficiary of these PRC entities and account for them as variable interest entities, and consolidate the financial results of these entities into our financial statements in accordance with U.S. GAAP. Substantially all of our revenues are derived from our consolidated variable interest entities and we rely on dividends and service fees paid to us by our PRC subsidiaries and our consolidated variable interest entities in China. Entities apart from our consolidated variable interest entities contributed in aggregate 0.5%, 0.1% and 0.1% of our total net revenues in 2018, 2019 and 2020, respectively. Our operations not conducted through contractual arrangements with the consolidated variable interest entities primarily consist of outsourcing arrangements business, support services for online advertising business and agency services included with our e-commerce business. In 2018, 2019 and 2020, the total amount of service fees that our PRC subsidiaries received from our consolidated variable interest entities under all the service agreements between our PRC subsidiaries and consolidated variable interest entities was $10.2 million, $4.3 million and $20.1 million, respectively. As of December 31, 2020, the amount of service fees payable to us by the consolidated variable interest entities was $141.9 million.

In November 2020, the contractual arrangements with Beijing Leju, Leju Hao Fang and Beijing Jiajujiu were amended and restated by new sets of VIE contractual arrangements, more details of which are summarized below.

The following is a summary of the currently effective contractual arrangements relating to the consolidated variable interest entities:

Agreements that Provide Us with Effective Control over the consolidated variable interest entities

Exclusive Call Option Agreement

Our wholly owned indirect subsidiary, Shanghai SINA Leju, has entered into an exclusive option agreement with our variable interest entity, Beijing Leju, and its shareholders. Our wholly owned indirect subsidiary, Shanghai Yi Yue, has entered into an exclusive call option agreement with our variable interest entity, Leju Hao Fang, and its shareholders. Our PRC subsidiary, Beijing Maiteng, has entered into an exclusive option agreement with our variable interest entity, Beijing Jiajujiu, and its shareholders.

In each case, under the exclusive call option agreement each PRC subsidiary of our Company has the rights to require shareholders of the applicable variable interest entity to transfer any or all their equity interests in the applicable variable interest entity to the respective PRC subsidiary of our Company and/or a third party designated by it, in whole or in part at any time and from time to time, for considerations equivalent to the respectively outstanding loans owed to applicable shareholders of the variable interest entity (or part of the loan amounts in proportion to the equity interests being transferred) or, if applicable, for a nominal price, unless the relevant government authorities or the China laws request that another amount be used as the purchase price, in which case the purchase price shall be the lowest amount under such request.

Each exclusive call option agreement shall remain effective unless terminated in the event that the entire equity interests held by shareholders in the applicable variable interest entity have been transferred to the applicable PRC subsidiary of our Company or their appointee(s).

Loan Agreement

Pursuant to a loan agreement among Shanghai SINA Leju, Mr. Xudong Zhu and Mr. Yinyu He, Shanghai SINA Leju granted an interest-free loan of RMB8.0 million to Mr. Xudong Zhu and RMB2.0 million to Mr. Yinyu He, respectively, solely for their investment in Beijing Leju. Pursuant to a loan agreement among Shanghai Yi Yue, Mr. Yinyu He and Mr. Weijie Ma, Shanghai Yi Yue granted an interest-free loan of RMB10.5 million to Yinyu He and RMB4.5 million to Weijie Ma, respectively, solely for their investment in Leju Hao Fang. Pursuant to a loan agreement among Beijing Maiteng, Mr. Yinyu He and Mr. Weijie Ma, Beijing Maiteng granted an interest-free loan of RMB10.5 million to Yinyu He and RMB4.5 million to Weijie Ma, respectively, solely for their investment in Beijing Jiajujiu.

The term of each loan commences from the date of the agreement and ends on the date the lender exercises its exclusive call option under the relevant exclusive call option agreement, or when certain defined termination events occur, such as if the lender sends a written notice demanding repayment to the borrower, or upon the default of the borrower, whichever is earlier.

After the lender exercises his exclusive call option, the borrower may repay the loan by transferring all of its equity interest in the relevant variable interest entity to the lender, or a person or entity nominated by the lender, and use the proceeds of such transfer as repayment of the loan. If the proceeds of such transfer is equal to or less than the principal of the loan under the relevant loan agreement, the loan is considered interest-free. If the proceeds of such transfer is higher than the principal of the loan under the relevant loan agreement, any surplus is considered interest for the loan under the relevant loan agreement.

Powers of Attorney

Our wholly owned indirect subsidiary, Shanghai SINA Leju, has entered into a powers of attorney with our variable interest entity, Beijing Leju, and its shareholders. Our wholly owned indirect subsidiary, Shanghai Yi Yue, has entered into a powers of attorney with our variable interest entity, Leju Hao Fang, and its shareholders. Our PRC subsidiary, Beijing Maiteng, has entered into a powers of attorney with our variable interest entity, Beijing Jiajujiu, and its shareholders.

Under each powers of attorney, the shareholders of each variable interest entity irrevocably appointed the applicable PRC subsidiary of our Company and its designated persons (including but not limited to directors and their successors and liquidators replacing the directors but excluding those non-independent or who may give rise to conflict of interest) as their attorneys-in-fact to exercise on their behalf, and agreed and undertook not to exercise without such attorneys-in-fact’s prior written consent, any and all right that they have in respect of their equity interests in the applicable variable interest entity.

Each powers of attorney shall remain effective for so long as each shareholder holds equity interest in the applicable variable interest entity.

Equity Pledge Agreement

Our wholly owned indirect subsidiary, Shanghai SINA Leju, has entered into an equity pledge agreement with our variable interest entity, Beijing Leju, and its shareholders. Our wholly owned indirect subsidiary, Shanghai Yi Yue, has entered into an equity pledge agreement with our variable interest entity, Leju Hao Fang, and its shareholders. Our PRC subsidiary, Beijing Maiteng, has entered into an equity pledge agreement with our variable interest entity, Beijing Jiajujiu, and its shareholders.

Under each such equity pledge agreement, shareholders of each variable interest entity agreed to pledge all their respective equity interests in the applicable variable interest entity that they own, including any interest or dividend paid for the shares, to the applicable PRC subsidiary of our Company as a security interest to guarantee the performance of the contractual obligations and the payment of outstanding debts.

The pledge in respect of the applicable variable interest entity takes effect upon the completion of registration with the relevant administration for industry and commerce and shall remain valid until after all the contractual obligations of the applicable variable interest entity and its shareholders under the relevant contractual arrangements have been fully performed and all the outstanding debts of the applicable variable interest entity and its shareholders under the relevant contractual arrangements have been fully paid.

Upon the occurrence and during the continuance of an event of default (as defined in each equity pledge agreement), each PRC subsidiary of our Company shall have the right to require the applicable variable interest entity’s shareholders to immediately pay any amount payable by the applicable variable interest entity under the relevant exclusive business cooperation agreement, repay any loans and pay any other due payments, and each PRC subsidiary of our Company shall have the right to exercise all such rights as a secured party under any applicable China law and the applicable equity pledge agreement, including without limitations, being paid in priority with the equity interests based on the monetary valuation that such equity interests are converted into or from the proceeds from auction or sale of the equity interest upon written notice to the shareholders of the applicable variable interest entity.

The registration of each equity pledge agreement as required by the relevant laws and regulations will be completed in accordance with the terms of the equity pledge agreement and China laws and regulations.

Others

Each of the shareholders of variable interest entities has confirmed to the effect that: (i) his spouse does not have the right to claim any interests in the respective variable interest entity (together with any other interests therein) or exert influence on the day-to-day management of the respective variable interest entity; and (ii) in the event of his death, incapacity, divorce or any other event which causes his inability to exercise his rights as a shareholder of the respective variable interest entity, he will take necessary actions to safeguard his interests in the respective variable interest entity (together with any other interests therein) and his successors (including his spouse) will not claim any interests in the respective variable interest entity (together with any other interests therein) to the effect that the shareholders’ interests in the respective variable interest entity shall not be affected.

The spouse of each of the shareholders of variable interest entities, where applicable, has signed an undertaking to the effect that (i) the respective shareholder’s interests in the respective variable interest entity (together with any other interests therein) do not fall within the scope of communal properties, and (ii) she has no right to or control over such interests of the respective shareholder and will not have any claim on such interests.

Agreements that Transfer Economic Benefits of the consolidated variable interest entities to Us

Exclusive Business Cooperation Agreement

Our wholly owned indirect subsidiary, Shanghai SINA Leju, has entered into an exclusive business cooperation agreement with our variable interest entity, Beijing Leju. Our wholly owned indirect subsidiary, Shanghai Yi Yue, has entered into an exclusive business cooperation agreement with our variable interest entity, Leju Hao Fang. Our PRC subsidiary, Beijing Maiteng, has entered into an exclusive business cooperation agreement with our variable interest entity, Beijing Jiajujiu.

Pursuant to each such exclusive business cooperation agreement the applicable PRC subsidiary of our Company provides the applicable variable interest entity with a series of technical support, consultation and other services, the services fee shall consist of 100% of the total consolidated profit of the applicable variable interest entity after the deduction of any accumulated deficit of the consolidated affiliated entities in respect of the preceding financial year(s), operating costs, expenses, taxes and other statutory contributions. Notwithstanding the foregoing, each PRC subsidiary of our Company may adjust the scope and amount of services fees according to China tax law and tax practices, and the applicable variable interest entity will accept such adjustments. The PRC subsidiary of our Company shall calculate the service fee on a monthly basis and issue a corresponding invoice to the applicable variable interest entity. Notwithstanding the payment arrangements in each exclusive business cooperation agreements, the PRC subsidiary of our Company may adjust the payment time and payment method, and the applicable variable interest entity will accept any such adjustment.

In addition, absent the prior written consent of each PRC subsidiary of our Company, during the term of the applicable exclusive business cooperation agreement, with respect to the services subject to the exclusive business cooperation agreement and other matters, the applicable variable interest entity shall not directly or indirectly accept the same or any similar services provided by any third party and shall not establish cooperation relationships similar to that formed by the applicable exclusive business cooperation agreement with any third party. Each PRC subsidiary of our Company may appoint other parties, who may enter into certain agreements with the applicable variable interest entity, to provide the applicable variable interest entity with the services under the applicable exclusive business cooperation agreement.

Each exclusive business cooperation agreement also provides that the applicable PRC subsidiary of our Company has the exclusive proprietary rights and interests in any and all intellectual property rights developed or created by the applicable variable interest entity during the performance of the applicable exclusive business cooperation agreement.

Each exclusive business cooperation agreement shall remain effective unless terminated (a) in accordance with the provisions of the applicable exclusive business cooperation agreement; (b) in writing by the applicable PRC subsidiary of our Company; or (c) renewal of the expired business period of either the applicable PRC subsidiary of our Company or the applicable variable interest entity is denied by relevant government authorities, at which time the applicable exclusive business cooperation agreement will terminate upon termination of that business period.

In the opinion of Fangda Partners, our PRC legal counsel:

•                  The ownership structures of Beijing Leju, Leju Hao Fang and Beijing Jiajujiu described above are in compliance with existing PRC laws and regulations; and

•                  Each of the contractual arrangements described above, in each case governed by PRC law, is valid and binding and enforceable in accordance with their respective terms based on currently effective PRC laws and regulations, and do not violate PRC laws or regulations currently in effect.

However, as advised by Fangda Partners, our PRC legal counsel, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws, rules and regulations, and accordingly, there can be no assurance that the PRC regulatory authorities will not ultimately take a contrary view from that of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC regulatory authorities determine that our contractual arrangements for operating our internet and advertising business in China do not comply with PRC government restrictions on foreign investment in such industries, we could be subject to severe penalties. See “Item 3. Key Information —D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our advertising services business and online real estate business in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the internet information service industry, we could be subject to severe penalties” and “—Our ability to enforce the equity pledge agreements between us and the shareholders of Beijing Leju, Leju Hao Fang or Beijing Jiajujiu may be subject to limitations based on PRC laws and regulations”. In addition, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business In China—Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations”.

D.                                    Property, Plants and Equipment

Our principal executive offices are located at Level G of Building G, Building H and Building J, No.8 Dongfeng South Road, with approximately 10,154 square meters of office space. As of March 31, 2021, we leased properties with an aggregate gross floor area of approximately 22,337 square meters for our 61 local offices across China and at our Hong Kong office. Our leased properties mainly consist of office premises, a portion of which are leased from related parties. We believe our existing leased premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

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

A.                                    Operating Results

Overview

We are a leading O2O real estate services provider in China. We offer real estate e-commerce, online advertising and online listing services through our online platform, which comprises local websites covering 391 cities and various mobile applications. We integrate our online platform with complementary offline services to facilitate residential property transactions. In addition to our own websites, we also operate various real estate and home furnishing websites of SINA. Moreover, we operate official accounts on Weixin and Weibo.

E-Commerce. We offer e-commerce services primarily in connection with new residential property sales. Our O2O services for new residential properties include selling discount coupons and facilitating online property viewing, physical property visits and pre-sale customer support. We earn revenue primarily from the sale of discount coupons used for property purchases. Our revenues from e-commerce services in 2018, 2019 and 2020 were $320.3 million, $547.2 million and $547.9 million, respectively, representing 69.3%, 79.0% and 76.2%, respectively, of our total revenues for those periods.

Online Advertising. We currently sell advertising primarily on the SINA new residential properties and home furnishing websites, which are operated by us. In addition, we are the exclusive advertising agent for the SINA home page and non-real estate websites with respect to advertising sold to advertisers, including real estate developers and home furnishing suppliers. We also sell advertising on our contractor platform website and on various mobile applications. Our revenues from online advertising services in 2018, 2019 and 2020 were $138.4 million, $143.8 million and $170.8 million, respectively, representing 30.0%, 20.8% and 23.7%, respectively, of our total revenues for those periods.

Listing. We offer fee-based online property listing services to real estate agents and free services to individual property sellers. We currently operate the SINA real estate websites for listings of existing residential properties for sale or lease. Our revenues from listing services in 2018, 2019 and 2020 were $3.4 million, $1.6 million and $0.8 million, respectively, representing 0.7%, 0.2% and 0.1%, respectively, of our total revenues for those periods.

We generated total revenues of $462.0 million, $692.6 million and $719.5 million in 2018, 2019 and 2020, respectively. We incurred net loss of $12.9 million, net income of $10.9 million and $21.0 million in 2018, 2019 and 2020, respectively.

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

The COVID-19 pandemic has adversely affected our business operations and financial conditions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— The COVID-19 pandemic has had and continues to have a material adverse impact on our business, operating results and financial condition.”

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

Our ability to expand into new geographic areas in China

A significant portion of our revenues is concentrated in China’s major urban centers. We expect them to continue to represent a significant portion of our revenues in the near term. We also may expand into new geographic areas and sectors and increase our market share in areas and sectors where we currently operate. As of December 31, 2020, we had established real estate-related content, search services, marketing and listing coverage of 391 cities across China. Our ability to succeed in newly penetrated cities and cities where we intend to increase our presence will have a substantial impact on our results of operations, and we may incur significant additional operating expenses, including hiring new sales and other personnel, in order to expand our operations.

Selected Statement of Operations Items

Revenues

E-commerce. We offer individual property buyers discount coupons that enable them to purchase specified properties from real estate developers at discounts greater than the face value of the fees charged by us. Discount coupons are collected initially upfront from the property buyers and are refundable at any time before they are used to purchase the specified properties. As such, these fees are recorded as advance from customers in our consolidated balance sheets. In this context, we determine our customers to be individual property buyers and have identified one single performance obligation to be the sale of discount coupons. We determine the sale of discount coupons to be satisfied at a point in time only when confirmation letters are obtained from our customers or developers that prove the use of the coupons. The transaction price is the discount coupon fees charged by us which is fixed in the contract with individual property buyers.

Online advertising. In respect of the online advertising services, we mainly provide comprehensive advertisement placement services to the advertisers (i.e., property developers) through a packaged online cross-media and cross-platform product portfolio, including those owned by us and other independent outlets. We consider we act as principal in this arrangement when we are a contracting party to our advertisers and are primarily responsible for delivering the specified service to the advertisers.  We control the specified service before that service is transferred to an advertiser, because (i) we have the discretion to decide which media outlets to use and what type of the advertisements to be placed, (ii) we are subject to certain risk of loss to the extent that the cost paid to the media outlets, which is charged to us based on a number of methodology, including viewership (CPM) or click (CPC) or others, cannot be compensated by the total consideration obtained from the advertisers, and (iii) we have the discretion to determine the cost charged to the advertisers, which affects our margin as the costs incurred might vary. Therefore we report revenue earned from the advertisers and costs paid to media outlets related to these transactions on a gross basis.

In addition, we consider we act as an agent for those arrangements that we only earn agreed rebates from certain media outlets and recognize such rebates as revenue on a net basis.  Media outlets grant us rebates in the form of prepayments for the media outlets’ services or cash, mainly based on the gross spending of the advertisers.  In some circumstances, we will share with our advertisers certain amount of the rebates earned from the media outlets, which is accounted for as a reduction of the rebates, and we recognize such net amount of rebates as revenue.

Listing. Listing services entitle real estate brokers to post and make changes to information for properties in a particular area on the website for a specified period of time, in exchange for a fixed fee.

In this context, we determine our customers to be real estate brokers and have identified a single performance obligation that is recognized over time on a straight-line basis over the contract period of display and when collection is probable. The transaction price is the fixed fee outlined in the contract. No rebates or discounts are given to the real estate brokers.

Cost of revenues

Cost of revenue consists of costs associated with the production of websites, which includes fees paid to third parties for internet connection, content and services, editorial personnel related costs, amortization of intangible assets, depreciation associated with website production equipment and fees paid to media outlets for advertising resources.

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

Marketing and advertising expenses consist primarily of targeted online and offline marketing costs for promoting our e-commerce projects and our own brand building, such as Leju property visit, sponsored marketing campaigns, online or print advertising, public relations and sponsored events. We expense all marketing advertising costs as incurred and record these costs within “Selling, general and administrative expenses” on the consolidated statements of operations when incurred. Our direct marketing activities are intended to attract subscribers for online advertising and potential property buyers to purchase the discount coupon.

Share-based compensation expenses

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

As of March 31, 2021, the aggregate number of our ordinary shares underlying outstanding options granted under the Leju Plan is 11,683,818, and 966,667 restricted shares granted under the Leju Plan are outstanding.

In 2020, we recorded compensation expenses of $3.0 million for the options and restricted shares granted to our employees and directors under the Leju Plan, and nil in dividends to E-House for the options and restricted shares granted to employees and directors of E-House under the Leju Plan. As of December 31, 2020, we had $0.7 million of total unrecognized compensation expenses related to unvested share options and restricted shares granted under the Leju Plan, which we expect to be recognize over a weighted-average period of 0.65 years.

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

In 2020, no compensation expense was recorded for the options granted to our employees and directors under the Omnigold Plan. As of December 31, 2020, there was no unrecognized compensation expense given that all share options granted under the Omnigold Plan had been vested.

Other operating income

Our other operating income primarily relates to cash subsidies received by our subsidiaries in China from local governments to encourage us to operate in certain local districts.

Interest income, net

We earn interest income primarily from bank deposits and interest income recognized relating to the financing component of the transaction price of the services delivered.

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

Income taxes

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

Shanghai SINA Leju was designated a “high and new technology enterprise” entitled to a favorable statutory tax rate of 15% from 2013 through 2017. Shanghai SINA Leju renewed its qualification of “high and new technology enterprise” in 2018 and is entitled to enjoy a favorable statutory tax rate of 15% from 2018 through 2020. The renewal of the qualification of “high and new technology enterprise” is in progress.

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

Income/(loss) from equity in affiliates

Affiliate companies are entities over which we have significant influence but do not control. Investment in affiliates is accounted for using the equity method of accounting. Under this method, our share of the post-acquisition profits or loss of affiliated companies is recognized as income/(loss) from equity in affiliates in the income statement.

Net income attributable to non-controlling interests

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

	Year Ended December 31,
	2018	2019	2020
	(in thousands of $, except share and per share data)
Revenues:
E-commerce	320,271	547,184	547,895
Online advertising	138,372	143,779	170,783
Listing	3,388	1,642	848
Total net revenues	462,031	692,605	719,526
Cost of revenues	(72,910)	(68,298)	(73,762)
Selling, general and administrative expenses	(402,258)	(607,165)	(622,026)
Other operating income	2,163	598	381
Income (loss) from operations	(10,974)	17,740	24,119
Interest income, net	1,086	152	7,268
Other income (loss), net	(4,219)	1,979	300
Income (loss) before income taxes and loss from equity in affiliates	(14,107)	19,871	31,687
Income tax (expenses) benefits	1,334	(8,990)	(10,665)
Income (loss) before loss from equity in affiliates	(12,773)	10,881	21,022
Loss from equity in affiliates	(79)	(9)	(24)
Net income (loss)	(12,852)	10,872	20,998
Less: Net income (loss) attributable to non-controlling interest	629	(650)	1,696
Net income (loss) attributable to Leju Holdings Limited shareholders	(13,481)	11,522	19,302
Income (loss) per share:
Basic	(0.10)	0.08	0.14
Diluted	(0.10)	0.08	0.14
Weighted average numbers of shares used in computation:
Basic	135,763,962	135,770,793	136,070,785
Diluted	135,763,962	135,811,751	137,564,567

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Total revenues. Total revenues increased 4% to $719.5 million in 2020 from $692.6 million in 2019, primarily due to an increase in revenues from online advertising services. Online advertising revenues increased 19% to $170.8 million in 2020 from $143.8 million in 2019, primarily due to an increase in property developers’ demand for online advertising. E-commerce revenues slightly increased to $547.9 million in 2020 from $547.2 million in 2019, primarily due to an increase in the number of discount coupons redeemed, partially offset by a decrease in the average price per discount coupon redeemed. We sold a total of 243,836 discount coupons in 2020, 192,716 of which were redeemed. Listing revenues decreased 48% to $0.8 million in 2020 from $1.6 million in 2019, primarily due to a decrease in demand from secondary real estate brokers’ demand.

Cost of revenues. Cost of revenues increased 8% to $73.8 million in 2020 from $68.3 million in 2019, primarily due to increased cost of advertising resources purchased from media platforms related to our online advertising business.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 2% to $622.0 million in 2020 from $607.2 million in 2019, primarily due to increased advertising expenses relating to promotion activities for 2020, partially offset by decreased labor cost.

Other operating income. Other operating income was $0.4 million in 2020, compared to $0.6 million in 2019, due to decreased cash subsidies received from local governments.

Income from operations. As a result of the foregoing, we generated $24.1 million of income from operations in 2020, compared to $17.7 million in 2019.

Interest income, net. Net interest income was $7.3 million in 2020, compared to $0.2 million in 2019, mainly due to the increased interest income recognized relating to the financing component of the transaction price of the services delivered and the increased cash in the bank.

Other income. We had other net income of $0.3 million in 2020, compared to $2.0 million in 2019, primarily due to $0.8 million of foreign exchange loss recognized in 2020 while $0.4 million of foreign exchange gain recognized in 2019.

Income tax expenses. Income tax expenses were $10.7 million in 2020, compared to $9.0 million in 2019, due to the increase in the income before taxes and equity in affiliates.

Net income. We generated net income of $21.0 million in 2020, compared to $10.9 million in 2019.

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

Revenue Recognition

We generate real estate online revenues principally from e-commerce, online advertising, and listing services and enter into separate contracts with its customers under each revenue stream. Revenues are recorded, after considering reductions by estimates for refund allowances and sales related taxes.

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

•                  Step 2: Identify the performance obligations in the contract

•                  Step 3: Determine the transaction price

•                  Step 4: Allocate the transaction price to the performance obligations in the contract

•                  Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The full retrospective method requires an entity to present financial statements for all periods as if the new revenue standard had been applied to all prior periods. We concluded that the cumulative effect to the beginning balance of shareholders’ equity as of January 1, 2016 by implementation of the ASC 606 is not significant while we record contract assets when we do not have an unconditional right to consideration for its services rendered.

E-commerce

We offer individual property buyers discount coupons that enable them to purchase specified properties from real estate developers at discounts greater than the face value of the fees charged by us. Discount coupons are collected initially upfront from the property buyers and are refundable at any time before they are used to purchase the specified properties. As such, these fees are recorded as advance from customers in our consolidated balance sheets. In this context, we determine our customers to be individual property buyers and have identified one single performance obligation to be the sale of discount coupons. We determine the sale of discount coupons to be satisfied at a point in time only when confirmation letters are obtained from our customers or developers that prove the use of the coupons. The transaction price is the discount coupon fees charged by us which is fixed in the contract with individual property buyers.

Online advertising

In respect of the online advertising services, we mainly provide comprehensive advertisement placement services to the advertisers (i.e., property developers) through a packaged online cross-media and cross-platform product portfolio, including those owned by us and other independent outlets.

Our management consider we act as principal in this arrangement when we are a contracting party to our advertisers and our primarily responsible for delivering the specified service to the advertisers.  We control the specified service before that service is transferred to an advertiser, because (i) we have the discretion to decide which media outlets to use and what type of the advertisements to be placed; (ii) we are subject to certain risk of loss to the extent that the cost paid to the media outlets, which is charged to us based on a number of methodology, including viewership (CPM) or click (CPC) or others, cannot be compensated by the total consideration obtained from the advertisers; and (iii)we have the discretion to determine the cost charged to the advertisers, which affects our margin as the costs incurred might vary. Therefore, we report revenue earned from the advertisers and costs paid to media outlets related to these transactions on a gross basis.

In addition, we consider we act as an agent for those arrangements that we only earn agreed rebates from certain media outlets and recognize such rebates as revenue on a net basis.  Media outlets grant us rebates in the form of prepayments for the media outlets’ services or cash, mainly based on the gross spending of the advertisers.  In some circumstances, we will share with its advertisers certain amount of the rebates earned from the media outlets which is accounted for as a reduction of the rebates, and we recognize such net amount of rebates as revenue.

Listing

Listing services entitle real estate brokers to post and make changes to information for properties in a particular area on the website for a specified period of time, in exchange for a fixed fee.

In this context, we determine our customers to be the real estate brokers and have identified a single performance obligation that is recognized over time on a straight-line basis over the contract period of display and when collection is probable. The transaction price is the fixed fee outlined in the contract. No rebates or discounts are given to the real estate brokers.

Contract balances

We do not have unconditional right to the consideration for advertising or listing services until all promises have been fulfilled and therefore initially records a contract asset when recognizing revenue. Upon fulfillment of all advertising or listing services, contract assets will be reclassified as a receivable. Contract assets recognized were $0.8 million and $1.9 million for the years ended December 31, 2019 and 2020, respectively.

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

Financing Component

In determining the transaction price, we adjust the promised amount of consideration to determine the cash selling price of the service to be delivered and reflect the time value of money if the contract has a significant financing component. As a result of the adjustment to the transaction price, we recognized interest income amounting to $0.3 million and $4.5 million for the years ended December 31, 2019 and 2020, respectively.

Variable Interest Entities

PRC laws and regulations currently restrict foreign entities without the required operating track record from investing in companies that provide internet content and advertising services in China. Since we have not been involved in internet information services or advertising services outside China to satisfy the track record requirement, to comply with the PRC laws and regulations, we conduct substantially all of our online advertising and e-commerce business through Beijing Leju, Leju Hao Fang and Beijing Jiajujiu, our consolidated variable interest entities, and their subsidiaries and branches. We have, through three of our subsidiaries in China, entered into contractual arrangements with Beijing Leju, Leju Hao Fang, Beijing Jiajujiu and their shareholders such that Beijing Leju, Leju Hao Fang and Beijing Jiajujiu are considered variable interest entities for which we are considered their primary beneficiary. We believe we have substantive kick-out rights pursuant to the terms of the exclusive call option agreements, which give us the power to control the shareholders of these consolidated variable interest entities. More specifically, we believe that the terms of the exclusive call option agreements are currently exercisable and legally enforceable under PRC laws and regulations. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for us to exercise our rights under the exclusive call option agreements. Under our shareholder voting rights proxy agreements with the consolidated variable interest entities and their shareholders, each of the shareholders of the consolidated variable interest entities irrevocably grants any person designated by us the power to exercise all voting rights to which he is entitled to as shareholder of the consolidated variable interest entities at that time. Therefore, we believe this gives us the power to direct the activities that most significantly impact the consolidated variable interest entities’ economic performance. We believe that our ability to exercise effective control, together with the exclusive technical support agreements and the equity pledge agreements, give us the rights to receive substantially all of the economic benefits from the consolidated variable interest entities in consideration for the services provided by our subsidiaries in China. Accordingly, as the primary beneficiary of the consolidated variable interest entities and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements.

In 2018, 2019 and 2020, entities apart from our consolidated variable interest entities contributed in aggregate 0.5%, 0.1% and 0.1%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with our consolidated variable interest entities primarily consist of outsourcing arrangements business, support services for online advertising business and agency services included with our e-commerce business. The following table sets forth our revenues, cost of revenues and net income for the consolidated variable interest entities and other group entities which are not our consolidated variable interest entities for the years indicated:

	2020
	Variable interest entities	Other entities	Total
	(in thousands of $)
Total revenues	718,861	665	719,526
Cost of revenues	(65,613)	(8,149)	(73,762)
Net income (loss)	14,278	6,720	20,998

	2019
	Variable interest entities	Other entities	Total
	(in thousands of $)
Total revenues	691,566	1,039	692,605
Cost of revenues	(59,823)	(8,475)	(68,298)
Net income (loss)	(2,844)	13,716	10,872

	2018
	Variable interest entities	Other entities	Total
	(in thousands of $)
Total revenues	459,945	2,086	462,031
Cost of revenues	(64,238)	(8,672)	(72,910)
Net income (loss)	953	(13,805)	(12,852)

As of December 31, 2018, 2019 and 2020, entities apart from our consolidated variable interest entities accounted for an aggregate of 38.7%, 27.4% and 17.9%, respectively, of our total assets. The assets not associated with our consolidated variable interest entities primarily consist of cash, intangible assets and goodwill. The total assets held by the consolidated variable interest entities and other group entities which are not our consolidated variable interest entities were $255.5 million and $161.2 million, respectively, as of December 31, 2018, $380.5 million and $144.0 million, respectively, as of December 31, 2019, and $527.3 million and $114.7 million, respectively, as of December 31, 2020.

Pursuant to contractual arrangements that Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng have with our consolidated variable interest entities, the earnings and cash of our consolidated variable interest entities are used to pay service fees in Renminbi to three of our PRC subsidiaries in the manner and amount set forth in these agreements. After paying the applicable withholding taxes and making appropriations for its statutory reserve requirement, the remaining net profits of our PRC subsidiaries would be available for distribution to our offshore companies. As of December 31, 2020, the net assets of our PRC subsidiaries and our consolidated variable interest entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate $35.5 million. As an offshore holding company of our PRC subsidiaries and consolidated variable interest entities, we may make loans to our PRC subsidiaries and consolidated variable interest entities. Any loans to our PRC subsidiaries are subject to registrations with relevant governmental authorities in China. We may also finance our subsidiaries by means of capital contributions. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries”.

Furthermore, cash transfers from our PRC subsidiaries to our offshore companies are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and our consolidated variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment”. Cash and cash equivalents (including restricted cash) held by the consolidated variable interest entities was denominated in Renminbi and amounted to RMB597 million ($86.9 million, based on an exchange rate of RMB6.8755 to $1.00 as of December 31, 2018), RMB862 million ($123.9 million, based on an exchange rate of RMB6.9618 to $1.00 as of December 31, 2019) and RMB1,552 million ($237.9 million, based on an exchange rate of RMB6.5250 to $1.00 as of December 31, 2020) as of December 31, 2018, 2019 and 2020, respectively.

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

Concentration of credit risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and customer deposits. We deposit our cash and cash equivalents in the reputable financial institutions.

Prior to January 1, 2020, we regularly review the creditworthiness of its customers, and requires collateral or other security from its customers in certain circumstances when accounts receivables’ aging is over one year. We establish an allowance for doubtful accounts primarily based upon factors surrounding the credit risk of specific customers, including creditworthiness of the clients, aging of the receivables and other specific circumstances related to the accounts. Accounts receivable balances are written off after all collection efforts have been exhausted.

We adopted Accounting Standard Update (ASU) 2016-13, Financial Instruments-Credit Losses (codified as Accounting Standard Codification Topic 326), since January 1, 2020, which requires measurement and recognition of current expected credit losses for financial instruments held at amortized cost.

Our accounts receivable and contract assets, customer deposits, other receivables recorded in prepayments and other current assets and amount due from related parties are within the scope of ASC Topic 326.

To estimate expected credit losses, we have identified the relevant risk characteristics of its customers and these receivables are assessed on an individual basis for customers with good credit rating (strategic type customers), with pledged credit risk (pledged type customers), with high credit risk (high risk type customers) and the remaining (normal risk type customers). For each customer, we consider historical settlement pattern, past default experience of the debtor, overall economic environment in which the debtors operate, and also the assessment of both current and future development of environment as of the date when this report issued. This is assessed at each quarter based on our specific facts and circumstances. No significant impact of changes in the assumptions since adoption.

The carrying value of accounts receivable, contract assets, customer deposit, amount due from related parties and other receivables recorded in the prepayments and other current assets is reduced by an allowance to reflect the expected credit losses.

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

Toward the end of the second quarter of 2017, China’s real estate market showed signs of further slowdown under the government’s continued restrictive policies and further credit tightening. Our revenue growth started to slow down as developers became more pessimistic about sales volume and more cautious with their advertising spending. We believed that this resulted in slower than previously expected growth for our business over the next several years. These circumstances prompted our management to perform an interim qualitative and quantitative test on goodwill as of June 30, 2017. Based on the impairment assessment review performed, we concluded that the carrying amount was higher than our fair value and consequently recorded a goodwill impairment of $41.2 million. We had no goodwill balance as of December 31, 2019 and 2020, respectively.

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

Recent Accounting Pronouncements

See “Notes to Consolidated Financial Statements for the Years Ended December 31, 2018, 2019 and 2020—2. Summary of Principal Accounting Policies—(ac) Recently issued accounting pronouncements”.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Fluctuation in the value of the Renminbi may have a material and adverse effect on your investment”. and “Item 11. Quantitative and Qualitative Disclosures About Market Risk-Foreign Exchange Risk”.

Impact of Governmental Policies

See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-Our business may be materially and adversely affected by government measures aimed at China’s real estate industry”, “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China” and “Item 4. Information on the Company-B. Business Overview-Regulation”.

B.                                    Liquidity and Capital Resources

Our principal sources of liquidity have been capital contributions from E-House, our initial public offering and concurrent private placement to Tencent, and cash generated from operating activities. Our cash and cash equivalents consist of cash on hand and deposits placed with banks, which are unrestricted as to withdrawal or use and have original maturities of three months or less. We currently anticipate that we will be able to meet our needs to fund operations for at least the next twelve months with operating cash flow and existing cash balances. We believe that our working capital is sufficient for our present requirements, taking into consideration the potential impact the COVID-19 pandemic may have on our business and operations.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2018	2019	2020
	(in thousands of $)
Net cash provided by operating activities	1,692	19,696	108,495
Net cash provided by (used in) investing activities	806	(5,561)	102
Net cash provided by financing activities	—	41	540
Net increase/(decrease) in cash and cash equivalents	(4,041)	11,749	126,695
Cash, cash equivalents and restricted cash at the beginning of the year	151,305	147,263	159,012
Cash, cash equivalents and restricted cash at the end of the year	147,263	159,012	285,707

Operating Activities

Net cash provided by operating activities in 2020 was $108.5 million, primarily comprising net income of $21.0 million adjusted for non-cash transactions including depreciation and amortization of $14.3 million, allowance for doubtful debt of $4.9 million, noncash lease expense of $4.5 million, a $70.3 million increase in other current liabilities and accrued expenses, a $11.1 million decrease in deferred tax assets, and a $44.8 million decrease in customer deposits, partially offset by a $66.2 million increase in accounts receivable and contract assets.

Net cash provided by operating activities in 2019 was $19.7 million, primarily comprising net income of $10.9 million adjusted for non-cash transactions including depreciation and amortization of $15.2 million, allowance for doubtful debt of $5.5 million, noncash lease expense of $7.6 million, a $60.2 million increase in other current liabilities and accrued expenses, a $12.2 million decrease in deferred tax assets, and a $7.2 million increase in other tax payable, partially offset by a $50.8 million increase in accounts receivable and contract assets, and a $46.6 million increase in customer deposits.

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

Investing Activities

Net cash provided by investing activities in 2020 was $0.1 million, primarily comprised of $1.7 million for the proceeds from disposal of property and equipment, partially offset by $1.6 million for the purchase of property and equipment as well as intangible assets.

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

Financing Activities

Net cash provided by financing activities in 2020 was $0.5 million, mainly due to the proceeds from exercise of options.

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

As a result, our PRC subsidiaries, consolidated variable interest entities and consolidated variable interest entities’ subsidiaries in China are restricted in their ability to transfer their net assets to us in the form of cash dividends, loans or advances. As of December 31, 2020, the amount of the restricted net assets, which represents registered capital and additional paid-in capital cumulative appropriations made to statutory reserves, was $35.5 million.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated variable interest entities only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated variable interest entities when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated variable interest entities either through entrustment loans from our PRC subsidiaries to our consolidated variable interest entities, or direct loans to such variable interest entities’ nominee shareholders, which would be contributed to the variable interest entities as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated variable interest entities’ share capital.

Capital Expenditure

Our capital expenditures amounted to $0.9 million, $8.0 million and $1.6 million in 2018, 2019 and 2020, respectively. In the past, our capital expenditures consisted principally of purchases of property and equipment and intangible assets used in our operations. We funded our capital expenditures primarily with cash on hand and cash generated from operating activities.

C.                                    Research and Development, Patents and Licenses, etc.

Research and Development

We believe that the continual development of our technology will be vital to maintaining our long-term competitiveness. As of December 31, 2020, we employed 277 software developers and other technology-related personnel. We have developed a technology infrastructure that is specifically used for our real estate and home related internet website services. In addition, we have also developed our proprietary mobile applications including “Leju Home Purchase” (an upgraded version of “Pocket Leju”), “Leju Er Shou Fang”, “Qianggongzhang”, contractor version of “Qianggongzhang”, “Lai Ke” and “Leju Finance”. We plan to further develop new, proprietary mobile applications tailored to the needs of home purchasers, developer partners and real estate agents. We will develop our mobile applications with a focus on enhancing mobile user experience and engagement and to achieve seamless integration with the websites we operate.

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

As of March 31, 2021, we owned 112 registered copyrights, owned or licensed 319 registered trademarks in China, had 12 trademark applications in various industry categories pending with the China Trademark Office, had one patent application in China and owned or licensed 113 registered domain names.

We own the software copyrights of our mobile applications “Leju Home Purchase” (an upgraded version of “Pocket Leju”), “Leju Er Shou Fang”, “Qianggongzhang”, contractor version of “Qianggongzhang”, “Lai Ke” and “Leju Finance”. We have registered our software copyrights of substantially all of our mobile applications.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.                                      Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of $)
Operating Lease Obligations(1)	32,709	5,653	9,070	8,358	9,628

Note:

(1)         Our operating lease obligations relate to our obligations under lease agreements with lessors of our corporate offices.

G.                                    Safe Harbor

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Exchange Act. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “may”, “intend”, “is currently reviewing”, “it is possible”, “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors”, “Item 4. Information on the Company”, and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the SEC, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material and adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. Potential risks and uncertainties include, but are not limited to, continued low real estate transaction volume in China, government measures that may materially and adversely affect our business, a further slowdown in the growth of China’s economy, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of our brand or image due to our failure to satisfy customer needs and/or other reasons, our inability to successfully execute the strategy of expanding into new geographical markets in China or the business plans for strategic alliances and other new business initiatives, our failure to manage growth, our loss of competitive advantage, and other risks outlined in our filings with the SEC. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6.                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xin Zhou	53	Executive Chairman
Yinyu He	46	Chief Executive Officer
Charles Chao	55	Director
Canhao Huang	63	Director
Juhong Chen	47	Director
David Jian Sun	56	Independent Director
Min Fan	55	Independent Director
Winston Jin Li	54	Independent Director
Hongchao Zhu	61	Independent Director
Qiong Zuo	41	Chief Operating Officer
Li-Lan Cheng	56	Acting Chief Financial Officer

Xin Zhou has served as our Executive Chairman since our inception. Mr. Zhou currently is an executive director and chairman of E-House Enterprise. He is one of the co-founders of E-House, an affiliate of E-House Enterprise, and has served as E-House’s chairman since its inception. Mr. Zhou served as E-House’s chief executive officer from 2003 to 2009, and has been serving as E-House’s chief executive officer since April 2012. Mr. Zhou currently is also a director of Jupai Holdings Limited (NYSE: JP). He also served as co-chairman and chief executive officer of E-House’s subsidiary, China Real Estate Information Corporation, from 2009 to April 2012. Mr. Zhou has over 25 years of experience in China’s real estate industry. From 1997 to 2003, he served as director and general manager of Shanghai Real Estate Exchange Co., Ltd., and as deputy general manager of Shanghai Jinfeng Investments Co., Ltd., a company listed on the Shanghai Stock Exchange. Mr. Zhou was named as the “Person of the Year of Chinese Economy” jointly by SINA and People’s Daily in 2016, received the “China Business Leader Award” from the Eighth China Business Leader Forum in 2016, received the “Outstanding Entrepreneur Award” from Enterprise Asia in 2010, awarded the “Special Contribution Award in China’s Real Estate Services Industry” in 2005, and named one of the “ten most influential people in the real estate services industry in 2005” from China City Property Exposition Commission. Mr. Zhou currently serves as vice chairman of China Real Estate Association, director of The Nature Conservancy China, vice chairman of China Real Estate Developers and Investors Associations, and chairman of Real Estate Service Committee of China Real Estate Association. He is also the rotating chairman of Shanghai Entrepreneur Association. Mr. Zhou received his bachelor degree from Shanghai University in China.

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

Canhao Huang has served as our director since March 2014. Mr. Huang currently serves as executive director and vice chairman of E-House Enterprise and a director of E-House, an affiliate of E-House Enterprise. He was E-House’s chief operating officer from September 2007 to December 2009, and vice president from 2000 to 2007. Prior to joining E-House, Mr. Huang served as a manager at Shanghai No. 1 Department Store Co., Ltd. from 1985 to 2000. Mr. Huang received a bachelor’s degree from Shanghai University.

Juhong Chen has served as our director since August 2020.  Ms. Juhong Chen currently serves as a vice president of Tencent Holdings Limited (HKSE: 00700). She joined Tencent in 2006 as the editor-in-chief of QQ.com and general manager of its integrated information departments. In 2014, Ms. Chen was promoted to Vice President of Tencent responsible for QQ.com, Tencent News, Tencent Sports and other businesses. Ms. Chen holds a bachelor’s degree of Arts from Wuhan University with a major in journalism and an EMBA from China Europe International Business School.

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

Min Fan has served as our independent director since April 2014. Mr. Fan is the co-founder of Trip.com Group Limited (formerly known as Ctrip.com International, Ltd.), a leading one-stop travel platform globally (Nasdaq: TCOM), and has served as the vice chairman of its board since March 2013 and its president since February 2009. He also served as the chief executive officer, from January 2006 to March 2013, the chief operating officer, from November 2004 to January 2006, and the executive vice president, from 2000 to November 2004, of Trip.com Group Limited. From 1997 to 2000, Mr. Fan served as the chief executive officer of Shanghai Travel Service Company, a leading domestic travel agency in China. From 1990 to 1997, he served as the deputy general manager and in a number of other senior positions at Shanghai New Asia Hotel Management Company, which was one of the leading hotel management companies in China. Mr. Fan received his Master’s and Bachelor’s degrees in industrial engineering and management from Shanghai Jiao Tong University.

Winston Jin Li has served as our independent director since April 2014. He currently serves as an independent director of E-House Enterprise. Mr. Li was the chief financial officer of Inke Limited, a leading PRC-based mobile live streaming company from March 2018 to February 2019. Mr. Li served as chief financial officer of Sungy Mobile Ltd., a provider of mobile internet products and services in China, from July 2013 to August 2014. Mr. Li served as a partner at the Hong Kong office of Linklaters LLP from 2002 to 2004 and an attorney at the Hong Kong office of Skadden Arps Slate Meagher & Flom LLP from 1997 to 2002. Mr. Li received his bachelor’s degree in biochemistry from Peking University and master of science degree from the University of Michigan, Ann Arbor. He received his juris doctor degree from Columbia Law School.

Hongchao Zhu has served as our independent director since March 2017. Mr. Zhu is the managing partner of Shanghai United Law Firm and has been practicing with Shanghai United Law Firm since 1986. Mr. Zhu is a guest professor of East China University of Political Science and Law and Shanghai University, and is also an arbitrator of Shanghai Arbitration Association and China International Economic Trade Arbitration Commission. Mr. Zhu currently serves as an independent director of E-House Enterprise, an independent director of Jupai Holdings Limited, an NYSE-listed third-party wealth management service provider in China, and an independent director of Haitong Securities Co., Ltd. (SEHK: 06837; SSE: 600837), a company listed on the Hong Kong Stock Exchange and Shanghai Stock Exchange. Mr. Zhu once served as vice chairman of the All China Bar Association and chairman of the Shanghai Bar Association. Mr. Zhu received his master’s and bachelor’s degrees in law from Fudan University in China.

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

Li-Lan Cheng has served as our acting chief financial officer since June 2017. Mr. Cheng also served as our executive director from March 2014 to March 2017. Mr. Cheng has been an executive director of E-House Enterprise since March 2018. Mr. Cheng currently serves as the chief operating officer of E-House, an affiliate of E-House Enterprise, a position he has held since April 2012. He was E-House’s chief financial officer from November 2006 to April 2012. Prior to joining E-House, Mr. Cheng served as the chief financial officer of SouFun Holdings Limited, a real estate internet company in China, from 2005 to 2006. From 2002 to 2004, Mr. Cheng served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. Mr. Cheng was an assistant director and the head of the Asian transportation sector investment banking group of ABN AMRO Asia from 1997 to 2002. Mr. Cheng is an independent director of 51job, Inc. (Nasdaq: JOBS), a human resource service provider listed on Nasdaq, an independent director of LAIX Inc. (NYSE: LAIX), an NYSE-listed artificial intelligence company for English language training and an independent director of Yunji Inc. (Nasdaq: YJ), a Nasdaq-listed leading social e-commerce platform in China. Mr. Cheng received a bachelor’s degree in Economics from Swarthmore College and a Ph.D. degree in Economics from the Massachusetts Institute of Technology. Mr. Cheng is a chartered financial analyst (CFA).

B.                                    Compensation of Directors and Executive Officers

For the year ended December 31, 2020, we paid an aggregate of approximately $2.4 million in cash to our executive officers, and we granted 800,000 restricted shares to our executive officers in 2020. We paid an aggregate of approximately $0.2 million in cash to our directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

As of March 31, 2021, the aggregate number of our ordinary shares underlying outstanding options granted under the Leju Plan is 11,683,818, and 966,667 restricted shares granted under the Leju Plan are outstanding.

The following table summarizes, as of March 31, 2021, the options and restricted shares granted under the plan to our executive officers and directors and to other individuals as a group (including certain of our employees and E-House’s employees), without giving effect to the options that were exercised or restricted shares that had vested, if any.

Name	Ordinary Underlying Options/Restricted Shares		Exercise Price (2) ($/Share)	Date of Grant	Date of Expiration (2)
Xin Zhou	360,000	*(1)	4.6	December 1, 2013	N/A
	100,000		5.54	December 14, 2015	December 13, 2025
	60,000		3.24	March 30, 2017	March 29, 2027
	60,000		1.55	March 21, 2018	March 20, 2028
	30,000		1.41	June 27, 2018	June 26, 2028
Yinyu He	720,000		4.6	December 1, 2013	November 30, 2023
	100,000	*	N/A	March 18, 2014	N/A
	120,000		5.54	December 14, 2015	December 13, 2025
	250,000		3.24	March 30, 2017	March 29, 2027
	150,000		1.55	March 21, 2018	March 20, 2028
	150,000		1.41	June 27, 2018	June 26, 2028
	150,000	*	N/A	May 28, 2019	N/A
	500,000	*	N/A	June 17, 2020	N/A
Charles Chao	360,000		4.6	December 1, 2013	November 30, 2023
	50,000		5.54	December 14, 2015	December 13, 2025
	60,000		3.24	March 30, 2017	March 29, 2027
	60,000		1.55	March 21, 2018	March 20, 2028
	30,000		1.41	June 27, 2018	June 26, 2028
Canhao Huang	30,000		4.6	December 1, 2013	November 30, 2023
	15,000		5.54	December 14, 2015	December 13, 2025
	30,000		1.55	March 21, 2018	March 20, 2028
	30,000		1.41	June 27, 2018	June 26, 2028
David Jian Sun	40,000	*	N/A	March 18, 2014	N/A
	15,000		5.54	December 14, 2015	December 13, 2025
	20,000		3.24	March 30, 2017	March 29, 2027
	20,000		1.55	March 21, 2018	March 20, 2028
	20,000		1.41	June 27, 2018	June 26, 2028
Min Fan	40,000	*	N/A	March 18, 2014	N/A
	15,000		5.54	December 14, 2015	December 13, 2025
	20,000		3.24	March 30, 2017	March 29, 2027
	20,000		1.55	March 21, 2018	March 20, 2028
	20,000		1.41	June 27, 2018	June 26, 2028
Winston Jin Li	40,000	*	N/A	March 18, 2014	N/A
	15,000		5.54	December 14, 2015	December 13, 2025
	20,000		3.24	March 30, 2017	March 29, 2027
	20,000		1.55	March 21, 2018	March 20, 2028
	20,000		1.41	June 27, 2018	June 26, 2028
Hongchao Zhu	20,000		4.6	December 1, 2013	November 30, 2023
	10,000		5.54	December 14, 2015	December 13, 2025
	20,000		3.24	March 30, 2017	March 29, 2027
	20,000		1.55	March 21, 2018	March 20, 2028
	20,000		1.41	June 27, 2018	June 26, 2028
Li-Lan Cheng	240,000	*	4.6	December 1, 2013	N/A
	30,000		5.54	December 14, 2015	December 13, 2025
	30,000		3.24	March 30, 2017	March 29, 2027
	100,000		1.55	March 21, 2018	March 20, 2028
	90,000		1.41	June 27, 2018	June 26, 2028
Qiong Zuo	150,000		1.55	March 21, 2018	March 20, 2028
	120,000		1.41	June 27, 2018	June 26, 2028
	100,000	*	N/A	May 28, 2019	N/A
	300,000	*	N/A	June 17, 2020	N/A
Other individuals as a group	10,523,669	**	1.41 to 9.68	December 1, 2013 to June 17, 2020	November 30, 2023 to June 26, 2028 or N/A

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

C.                                    Board Practices

Our board of directors consists of eight directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company must declare the nature of his interest at a meeting of the directors. Subject to the NYSE rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at the relevant board meeting at which such contract or transaction or proposed contract or transaction is considered. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

In 2020, our board of directors held meetings or passed unanimous written resolution in lieu of meeting five times.

Committees of the Board of Directors

We have three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees.

A company of which more than 50% of the voting power is held by a single entity is considered a “controlled company” under Section 303A of the Corporate Governance Rules of the NYSE. A controlled company need not comply with the applicable NYSE corporate governance rules requiring its board of directors to have a majority of independent directors. Because more than 50% of the voting power of our company has been held by E-House Enterprise since November 2020, we qualify as a “controlled company” under the Corporate Governance Rules of the NYSE, and can rely on the controlled company exception provided under those rules. Currently, we do not have a majority of independent directors on our board.

Audit Committee. Our audit committee consists of Mr. Winston Li, Mr. Min Fan and Mr. Jian Sun, and is chaired by Mr. Winston Li. We have determined that Messrs. Li, Fan and Sun each satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

In 2020, our audit committee held meetings or passed unanimous written resolutions in lieu of meeting six times.

Compensation Committee. Our compensation committee consists of Mr. Jian Sun and Mr. Hongchao Zhu, and is chaired by Mr. Jian Sun. We have determined that Messrs. Sun and Zhu each satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

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

In 2020, our compensation committee passed unanimous written resolutions in lieu of meeting once.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Min Fan and Mr. Hongchao Zhu, and is chaired by Mr. Min Fan. We have determined that Messrs. Fan and Zhu each satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

•                  advising the board periodically with regards to significant developments in the law and practice of corporate; and

•                  governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

In 2020, our nominating and corporate governance committee passed unanimous written resolutions in lieu of meeting once.

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

D.                                    Employees

As of December 31, 2018, 2019 and 2020, we had 2,601, 2,312 and 2,251 employees, respectively. The table sets forth the number of employees by area of business as of December 31, 2020:

	Number of Employees	Percentage of Employees
Sales	556	24.7%
Software Developers and Other Technology-related	277	12.3%
Editorial	438	19.5%
Customer Support	298	13.2%
Corporate Offices	682	30.3%
Total	2,251	100.0%

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

E.                                     Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2021 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5.0% of our ordinary shares.

As of March 31, 2021, we had 136,412,604 ordinary shares issued and outstanding, excluding the 3,640,149 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from March 31, 2021, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Xin Zhou	*	*
Yinyu He(1)	1,667,532	1.2
Charles Chao(2)	*	*
Canhao Huang	*	*
Juhong Chen(3)	—	—
Jian Sun(4)	*	*
Min Fan(5)	*	*

	Shares Beneficially Owned
	Number	%
Winston Jin Li(6)	*	*
Hongchao Zhu(7)	*	*
Li-Lan Cheng	*	*
Qiong Zuo	*	*
All Directors and Executive Officers as a Group(†)	3,759,111	2.7

Principal Shareholders:
E-House (China) Enterprise Holdings Limited(8)	76,401,247	56.0
SINA Corporation(9)	17,594,018	12.9
Tencent Holdings Limited(10)	21,231,220	15.6

Notes:

*                 Less than 1% of our total outstanding shares.

(†)         Except where otherwise disclosed in the footnotes below, the business address of each of our directors and executive officers is Level G, Building G, No.8 Dongfeng South Road, Chaoyang District, Beijing 100016, People’s Republic of China.

(1)         Include (i) 150,833 ordinary shares and 33 ordinary shares represented by 33 ADSs held by Mr. Yinyu He, (ii) 1,516,666 ordinary shares issuable to Mr. He upon exercise of options or vesting of restricted shares within 60 days after March 31, 2021.

(2)         The business address of Mr. Charles Chao is SINA Plaza, No. 8 Courtyard 10, the West Xibeiwang E. Road, Haidian District, Beijing 100193, People’s Republic of China.

(3)         The business address of Ms. Juhong Chen is Tencent Beijing Headquarters Building, Building 9, West Block, No. 10 Xibeiwang East Road, Haidian District, Beijing, People’s Republic of China.

(4)         The business address of Mr. Jian Sun is No. 124 Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.

(5)         The business address of Mr. Min Fan is Building 18, No. 968 Jin Zhong Road, Changning District, Shanghai 200335, People’s Republic of China.

(6)         The business address of Mr. Winston Jin Li is Unit 4, Tower C, Yingdu Building, Zhichun Road, Haidian District, Beijing 100086, People’s Republic of China.

(7)         The business address of Mr. Hongchao Zhu is Suite 1705, Bund Center, 222 Yan An Road (East), Huangpu District, Shanghai 200002, People’s Republic of China.

(8)         Based on Schedule 13D filed with SEC on November 20, 2020 by E-House Enterprise, represents 76,401,247 ordinary shares held by E-House Enterprise. E-House Enterprise is a company registered in the Cayman Islands with limited liability and listed on the main board of the Hong Kong Stock Exchange (stock code: 2048), whose registered office is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands and principal office in Hong Kong is at 18/F, Tesbury Centre, 28 Queen’s Road East, Wan Chai, Hong Kong.

(9)         Includes (i) 16,642,623 ordinary shares held by SINA and (ii) 951,395 ordinary shares represented by 951,395 ADSs held by SINA. SINA is an exempted company incorporated under the laws of the Cayman Islands. SINA is a leading online media company serving China and the global Chinese communities. The principal executive offices of SINA are No. 8 SINA Plaza, Courtyard 10, West Xibeiwang East Road, Haidian District, Beijing, 100193.

(10)  Represents 21,231,220 held by THL O Limited, a British Virgin Islands company and an indirect wholly owned subsidiary of Tencent Holdings Limited. or Tencent. See “Item 7. Related Party Transactions—Transactions and Agreements with Tencent” for more information. Tencent Holding Limited is incorporated in the Cayman Islands and its business address is 29/F., Three Pacific Place, No.1 Queen’s Road East, Wanchai, Hong Kong. Tencent is listed on the Hong Kong Stock Exchange.

To our knowledge, as of March 31, 2021, 25,452,413 of our ordinary shares were held by four record holders in the United States, representing approximately 18.0% of our total outstanding shares (including the 3,640,149 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan). One of these holders is JPMorgan Chase Bank, N.A., the depositary of our ADS program, which held 24,775,078 ordinary shares on record, representing approximately 17.7% of our total outstanding shares on record as of March 31, 2021 (including the 3,640,149 ordinary shares issued to it for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For the options granted to our directors, executive officers and employees, please refer to “—B. Compensation of Directors and Executive Officers”.

ITEM 7.                        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership”.

B.                                    Related Party Transactions

Transactions with E-House Enterprise

Transactions with E-House Enterprise. We have become a subsidiary of E-House Enterprise and our financial results have been consolidated into the accounts of E-House Enterprise since November 4, 2020. Mr. Xin Zhou, our executive chairman, is a director of E-House Enterprise. E-House Enterprise was controlled by E-House prior to 2018. For the years ended December 31, 2018, 2019 and 2020, we derived revenues in the amount of $1.9 million, $1.4 million and $1.4 million from providing online advertising services to E-House Enterprise, respectively, and we recognized expenses for marketing channel services provided by E-House Enterprise of $4.3 million, $7.4 million and $21.4 million, respectively. As of December 31, 2018, 2019 and 2020, we had a payable balance of $1.3 million, a receivable balance of $0.9 million and a payable balance of $2.2 million, respectively.

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

Offshore Transitional Services Agreement (As Amended)

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

The agreement will be for a term until December 31, 2025, and will terminate with respect to any services at the close of business on the last day of the service period for such service, unless the parties have agreed in writing to an extension of the service period.

Onshore Transitional Services Agreement (As Amended)

The onshore transitional services agreement adopts terms and conditions similar to those of the offshore transitional services agreement. Under the onshore transitional services agreement, E-House (China) Enterprise Management Group Ltd. (formerly, Shanghai Real Estate Sales (Group) Co., Limited), an indirectly wholly owned subsidiary of E-House, or E-House Shanghai, agrees, during the applicable service period, to provide Beijing Leju, Beijing Jiajujiu, Leju Hao Fang, Shanghai SINA Leju, Beijing Maiteng, Shanghai Yi Yue and City Rehouse, or the Leju PRC Entities, and/or their designated PRC affiliates, with various corporate support services, including accounting support, administrative support, internal control and internal audit support, marketing support, customer service support and legal support. E-House Shanghai also may provide the Leju PRC Entities with additional services that the Leju PRC Entities and E-House Shanghai may identify from time to time in the future. E-House Shanghai may engage its PRC affiliates or other third parties to provide services covered by the onshore transitional services agreement.

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

The onshore transitional services agreement provides for a service period commencing on the date when the registration statement on Form F-1 for our initial public offering is first publicly filed with the SEC, and ending on the earliest date of the following dates: (i) the date when Leju PRC Entities terminate the services, (ii) the date when E-House Shanghai terminates the services, and (iii) December 31, 2025.

Either E-House Shanghai or the Leju PRC Entities may terminate either all or part of the services by giving a 90-day prior written notice to the other party. The agreement provides for an early termination fee in the case of early termination by the Leju PRC Entities, but does not quantify the amount of or specify the calculation method, for such fee.

E-House charged us a fee based on an estimate of the actual costs incurred to provide services under the offshore and onshore transitional services agreements, which amounted to $1.9 million, $1.8 million and $1.9 million for 2018, 2019 and 2020, respectively.

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

Onshore Cooperation Agreement

Under this onshore cooperation agreement, E-House Shanghai, Beijing Leju, Beijing Jiajujiu and Leju Hao Fang agree that they will cooperate with each other in sharing information about potential demands for products and/or services and developing clients. If any party is aware that its customers, suppliers or other business partners may have demands for the products and/or services of the primary business of any other party, it will share such information with such other party, to the extent not in violation of any applicable law and its confidentiality obligations or other terms under any contract binding on such party. Furthermore, the parties agree to cooperate with each other, to the extent commercially reasonable and in the manner deemed to be appropriate, in referring the principal products and/or services of any other party, joint pitching for and negotiating with clients, and entering into agreements with clients. In the event that the parties jointly enter into an agreement with a client, they shall determine their respective rights and obligations in writing through amicable negotiations, and based on the principle of fairness and the fair market values of the products and/or services offered by the parties. The parties agree not to charge any fees for their cooperation and assistance provided under the agreement unless they separately and explicitly agree otherwise.

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

Other Transactions and Agreements with E-House

For the years ended December 31, 2018, 2019 and 2020, we derived revenues in the amount of nil, $23,168 and nil from providing online advertising services to E-House. On May 28, 2018, we entered into an agreement with E-House to entrust the operation of our Online Furnishing platform business to E-House. E-House agreed to compensate us for any losses generated from the operation. Likewise, any profit from the operation would be equally shared by us and E-House. The amounts represent compensation receivable from E-House due to losses generated from the operation. As a result, for the year ended December 31, 2018, we recognized $3.4 million for such compensation from E-House, net of selling, general and administrative expenses. Such agreement was terminated on December 20, 2018. For the years ended December 31, 2018, 2019, and 2020, we recognized expenses for services provided by E-House of $2.0 million, $1.5 million and $0.8 million, respectively.

In March 2015, we declared a cash dividend of $0.20 per ordinary share, or $0.20 per ADS, and paid an aggregate of $18.7 million to E-House directly from our additional paid-in capital account in May 2015.

As of December 31, 2018, 2019 and 2020, we had a receivable balance from E-House of $0.9 million, $0.6 million and a payable balance to E-house of $0.1 million, respectively.

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

Other Transactions with SINA

As of December 31, 2018, 2019 and 2020, we had a payable balance of $2.2 million, $3.3 million and $3.2 million, respectively, to SINA, representing online advertising resources fee payable to SINA. The total cost recognized for the advertising resources purchased from SINA was $19.8 million, $18.3 million and $29.3 million for the years ended December 31, 2018, 2019 and 2020, respectively.

Transactions and Agreements with Tencent

Strategic Cooperation

In January 2019, we entered into a series of exclusive advertising agency agreements with Tencent. Pursuant to the exclusive advertising agency agreements, we are the exclusive real property advertising agent of Tencent for selling advertising to real estate advertisers in certain areas of China, including, Tianjin and Sichuan, Anhui, Shanxi, Guangxi and Fujian provinces. In March 2019, we entered into an advertising agency agreement with Tencent, pursuant to which we are the real property advertising agent of Tencent in certain other areas of China. In January 2020, we renewed and entered into advertising agency agreements with Tencent, pursuant to which we are the real property advertising agent of Tencent in many areas of China. Pursuant to the exclusive advertising agency agreements signed in April 2020, such areas of China were Heilongjiang, Shanxi, Tianjin, Fujian, Guangxi, Guizhou, Chongqing, Sichuan and some cities in Jiangsu Province. In early 2021, we renewed our advertising agency agreements with Tencent, and the cooperative areas remain the same as those in 2020.

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

Other Transactions with Tencent

As of December 31, 2018, 2019 and 2020, we had a receivable balance of $5.8 million, $6.8 million and $9.1 million, respectively, from Tencent, representing online advertising resources fee prepaid to Tencent. The total cost recognized for the advertising resources purchased from Tencent was $23.5 million, $21.4 million and $17.8 million for the years ended December 31, 2018, 2019 and 2020, respectively. In addition, fee paid to Tencent for advertising resources on behalf of customers as we acted as agent were nil, $9.2 million and $43.1 million for the years ended December 31, 2018, 2019 and 2020, respectively.

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

Transactions with Certain Related Customers and Suppliers

Transactions with Yunnan Huixiangju Information & Consultant Ltd., or Huixiangju. Huixiangju is one of our investment affiliates and we own 51% equity interest in it. As of December 31, 2019 and 2020, we had a receivable balance of $1.4 million and nil, respectively, from Huixiangju, represents the platform service fee receivable from Huixiangju. The total revenue generated for the platform services to Huixiangju was $1.3 million and $2.4 million for the years ended December 31, 2019 and 2020, respectively.

Transactions with Suzhou Qianyisheng Information & Consultant Ltd., or Qianyisheng. Qianyisheng is one of our investment affiliates and we own 19% equity interest in it. As of December 31, 2019 and 2020, we had a receivable balance of $1,075 and $692, respectively, which represents the expense paid on behalf of Qianyisheng.

Transactions with Shanghai Yicang Enterprise Management Co., Ltd., or Yicang. Yicang was controlled by Mr. Xin Zhou, our executive chairman before it was sold by Mr. Xin Zhou on April, 2019. We rented office from Yicang of $9,438 and $17,767 in 2018 and 2019, respectively. As of December 31, 2018 and 2019, we had a payable balance of $1,266 and nil, respectively.

Transactions with Shanghai Tianji Network Services Ltd. (formerly known as Shanghai Yunchuang Information & Technology Ltd. ), or Tianji Network. Tianji Network is under control of Mr. Xin Zhou, our executive chairman. We purchased technical services of $17,216, $1.1 million and $0.5 million in 2018, 2019 and 2020, respectively. As of December 31, 2018, 2019 and 2020, we had a payable balance of $7,450, $1.1 million and $1.5 million, which represents the payable for technical service fees.

Transactions with Jupai Holdings Ltd., or Jupai. Mr. Xin Zhou, our executive chairman, is a director of Jupai. We purchased services of $0.2 million, $0.1 million and $34,160 from Jupai in 2018, 2019 and 2020, respectively. As of December 31, 2018, 2019 and 2020, we had no receivable balance from or payable balance to Jupai.

Transactions with Management

See “Item 6. Directors, Senior Management and Employees Management—B. Compensation of Directors and Executive Officers”.

Contractual Arrangements with Beijing Leju, Leju Hao Fang and Beijing Jiajujiu (the consolidated variable interest entities)

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

In 2020, the trading price of our ADSs on the NYSE ranged from $6.96 to $1.03 per ADS.

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

B.                                    Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act (As Revised) of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.

The following are summaries of material provisions of our current amended and restated memorandum and articles of association that became effective immediately prior to the completion of our initial public offering in April 2014, insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act, as amended from time to time, or any other law of the Cayman Islands.

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

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

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

Liquidation. On a winding up of our company, the liquidator may, with the sanction of a special resolution, divide amongst the shareholders in specie or kind the whole or any part of the assets of our company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction shall think fit, but so that no shareholder shall be compelled to accept any shares or other securities whereon there is any liability. We are a “limited liability” company registered under the Companies Act, and under the Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (i) unless it is fully paid up; (ii) if such redemption or repurchase would result in there being no shares outstanding; or (iii) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

General Meetings of Shareholders and Shareholder Proposals. As a Cayman Islands exempted company, we are not obligated by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obligated to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association and our register of mortgages and charges). However, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information”.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

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

People’s Republic of China Taxation

Under the EIT Law, and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered a resident enterprise. The implementation rules of the EIT Law define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued the SAT Circular 82, which was most recently amended on December 29, 2017 and provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises including Leju Holdings Limited. According to the SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, board and shareholder resolutions are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended. This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service the (“IRS”) or a court will not take a contrary position. This discussion does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules that differ significantly from those summarized below (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or investors that have a functional currency other than the U.S. dollar). In addition, this discussion does not address U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any non-U.S., state, and local tax considerations. Each U.S. holder is urged to consult its tax advisors regarding the U.S. federal, state, local, and non-U.S. tax considerations of an investment in our ADSs or ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is unclear, we treat our consolidated variable interest entities as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. If it were determined that we are not the owner of our consolidated variable interest entities for U.S. federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Assuming that we are the owner of our consolidated variable interest entities for U.S. federal income tax purposes, and based upon our current and projected income and assets, we believe we were not a PFIC for the taxable year ended December 31, 2020, and we do not expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we believe we were not a PFIC for the taxable year ended December 31, 2020, and do not expect to be a PFIC for the current taxable year and the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. If we were classified as a PFIC for any year during which a U.S. holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our ADSs or ordinary shares.

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

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or represents a legitimate and sound fair market value. Our ADSs are traded on the NYSE, which is an established securities market in the U.S. Consequently, if our ADSs continue to be listed and are regularly traded on the NYSE, we expect that the mark-to-market election would be available to a U.S. holder that holds our ADSs were we to become a PFIC. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs; and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. As of December 31, 2020, we had Renminbi- or Hong Kong dollar- denominated cash balances of $283.8 million and U.S. dollar-denominated cash balances of $1.9 million. Assuming we had converted the U.S. dollar-denominated cash balance of $1.9 million as of December 31, 2020 into Renminbi at the exchange rate of $1.00 for RMB6.5250 as of December 31, 2020, this cash balance would have been RMB12.7 million. Assuming a further 1% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB12.6 million as of December 31, 2020. Assuming a 1% depreciation of the Renminbi against the U.S. dollar, this cash balance would have increased to RMB12.8 million as of December 31, 2020.

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

For the year ended December 31, 2020, we received $0.3 million of reimbursement from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, our management has concluded that, as of December 31, 2020, our internal control over financial reporting was effective. This annual report does not include an attestation report on internal control over financial reporting from our company’s registered public accounting firm, because we, as a “non-accelerated filer” as defined under Rule 12b-2 of the Exchange Act, are not required to have an attestation report on internal control over financial reporting from our external auditors.

We had been an “emerging growth company”, as defined in the JOBS Act, and ceased to be one as of the end of the fiscal year ended December 31, 2019. For so long as we were an “emerging growth company”, we took advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404. Although we ceased to be an “emerging growth company”, as a “non-accelerated filer” as defined under Rule 12b-2 of the Exchange Act, we are still not required to have an attestation report on internal control over financial reporting from our external auditors.

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

Changes in Internal Control over Financial Reporting

Other than described above, there were no changes in our internal control over financial reporting during 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.      [RESERVED]

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Winston Li and Min Fan, members of our audit committee, are audit committee financial experts. Each of Winston Li and Min Fan is an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Section 10A-3 of the Exchange Act).

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

In May 2020, we appointed Yu Certified Public Accountant, P.C., or Yu CPA, as our independent registered public accounting firm for the fiscal year ended December 31, 2019. At the same time, we and Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) mutually agreed to terminate Deloitte’s appointment as our independent registered public accounting firm. Since then Yu CPA has been our principal external auditors.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte and Yu CPA, as applicable, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Years Ended December 31,
	2019	2020
Audit fees(1)- Deloitte	537,571	137,449
Audit fees(1)-Yu CPA	480,000	618,000

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

None.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

In May 2020, we dismissed Deloitte Touche Tohmatsu Certified Public Accountants LLP as our independent auditor, the details of which were previously reported in the annual report on Form 20-F (File No. 001-36396), initially filed with the Securities and Exchange Commission on July 15, 2020.

ITEM 16G. CORPORATE GOVERNANCE

Because more than 50% of the voting power of our company has been held by E-House Enterprise since November 2020, we are a “controlled company” under Section 303A of the Corporate Governance Rules of the NYSE. A controlled company need not comply with the applicable NYSE corporate governance rules requiring its board of directors to have a majority of independent directors. We availed ourselves of the controlled company exemption. As a result, we do not have a majority of independent directors on our board.

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
2.3

Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333197609), as amended, initially filed with the Securities and Exchange Commission on June 27, 2014)

2.4	Description of Securities (incorporated herein by reference to Exhibit 2.4 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on July 15, 2020)

4.1

2013 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.4*

English translation of Exclusive Call Option Agreement, dated November 4, 2020, between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd. and Yinyu He

4.5*

English translation of Exclusive Call Option Agreement, dated November 4, 2020, between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd. and Xudong Zhu

4.6*	English translation of Loan Agreement, dated November 4, 2020, between Shanghai SINA Leju Information Technology Co., Ltd. and Yinyu He

4.7*	English translation of Loan Agreement, dated November 4, 2020, between Shanghai SINA Leju Information Technology Co., Ltd. and Xudong Zhu

4.8*	English translation of Powers of Attorney, dated November 4, 2020, issued by Yinyu He to Shanghai SINA Leju Information Technology Co., Ltd.

4.9*	English translation of Powers of Attorney, dated November 4, 2020, issued by Xudong Zhu to Shanghai SINA Leju Information Technology Co., Ltd.

4.10*	English translation of Equity Pledge Agreement, dated November 4, 2020, between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd. and Yinyu He

4.11*	English translation of Equity Pledge Agreement, dated November 4, 2020, between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd. and Xudong Zhu

4.12*

English translation of Exclusive Business Cooperation Agreement dated November 4, 2020 between Shanghai SINA Leju Information Technology Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd.

4.13*	English translation of Exclusive Call Option Agreement, dated November 4, 2020, between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd. and Yinyu He

Exhibit Number	Description of Document
4.14*	English translation of Exclusive Call Option Agreement, dated November 4, 2020, between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd. and Weijie Ma

4.15*	English translation of Loan Agreement, dated November 4, 2020, between Shanghai Yi Yue Information Technology Co. Ltd. and Yinyu He

4.16*	English translation of Loan Agreement, dated November 4, 2020, between Shanghai Yi Yue Information Technology Co. Ltd. and Weijie Ma

4.17*	English translation of Powers of Attorney, dated November 4, 2020, issued by Yinyu He to Shanghai Yi Yue Information Technology Co. Ltd.

4.18*	English translation of Powers of Attorney, dated November 4, 2020, issued by Weijie Ma to Shanghai Yi Yue Information Technology Co. Ltd.

4.19*	English translation of Equity Pledge Agreement, dated November 4, 2020, between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd. and Yinyu He

4.20*	English translation of Equity Pledge Agreement, dated November 4, 2020, between Shanghai Yi Yue Information Technology Co. Ltd., Shanghai Yi Xin E-Commerce Co., Ltd. and Weijie Ma

4.21*	English translation of Exclusive Business Cooperation Agreement, dated November 4, 2020, between Shanghai Yi Yue Information Technology Co. Ltd. and Shanghai Yi Xin E-Commerce Co., Ltd.

4.22*	English translation of Exclusive Call Option Agreement, dated November 4, 2020, between Beijing Maiteng Fengshun Science and Technology Co. Ltd., Beijing Jiajujiu E-Commerce Co. Ltd. and Yinyu He

4.23*	English translation of Exclusive Call Option Agreement, dated November 4, 2020, between Beijing Maiteng Fengshun Science and Technology Co. Ltd., Beijing Jiajujiu E-Commerce Co. Ltd. and Weijie Ma

4.24*	English translation of Loan Agreement, dated November 4, 2020, between Beijing Maiteng Fengshun Science and Technology Co., Ltd. and Yinyu He

4.25*	English translation of Loan Agreement, dated November 4, 2020, between Beijing Maiteng Fengshun Science and Technology Co., Ltd. and Weijie Ma

4.26*	English translation of Powers of Attorney, dated November 4, 2020, issued by Yinyu He to Beijing Maiteng Fengshun Science and Technology Co., Ltd.

4.27*	English translation of Powers of Attorney, dated November 4, 2020, issued by Weijie Ma to Beijing Maiteng Fengshun Science and Technology Co., Ltd.

4.28*	English translation of Equity Pledge Agreement, dated November 4, 2020, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd. and Yinyu He

4.29*	English translation of Equity Pledge Agreement, dated November 4, 2020, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd. and Weijie Ma

4.30*	English translation of Exclusive Business Cooperation Agreement, dated November 4, 2020, between Beijing Maiteng Fengshun Science and Technology Co., Ltd. and Beijing Jiajujiu E-Commerce Co., Ltd.

4.31

English translation of Advertising Inventory Sale Agency Agreement, dated March 7, 2014, between SINA Corporation and Leju Holdings Limited. (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

Exhibit Number	Description of Document
4.32

Amended and Restated Domain Name and Content License Agreement, dated March 7, 2014, between Beijing SINA Internet Information Service Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333194505). as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.33

Amended and Restated Trademark License Agreement, dated March 7, 2014, between Beijing SINA Internet Information Service Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.34

Amended and Restated Software License and Support Services Agreement, dated March 7, 2014, between SINA.com Technology (China) Co. Ltd. and Shanghai SINA Leju Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.35

Master Transaction Agreement, dated March 2014, between the Registrant and E-House (China) Holdings Limited. (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.36

Offshore Transitional Services Agreement, dated March 2014, between the Registrant and E-House (China) Holdings Limited. (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-194505). as amended initially filed with the Securities and Exchange Commission on March 12, 2014)

4.37*	Amendment to Offshore Transitional Services Agreement, dated November 4, 2020 between the Registrant and E-House (China) Holdings Limited.

4.38

Non-Competition Agreement, dated March 2014, between the Registrant and E-House (China) Holdings Limited. (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.39

English translation of Onshore Transitional Services Agreement, dated March 2014, between Shanghai Real Estate Sales (Group) Co., Ltd. and certain subsidiaries of the Registrant (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.40*

English translation of Supplement to Transitional Services Agreement, dated November 4 2020, between E-House (China) Enterprise Management Group Ltd. (formerly, Shanghai Real Estate Sales (Group) Co., Limited) and certain subsidiaries of the Registrant

4.41

English translation of Onshore Cooperation Agreement, dated March 2014, by and among Shanghai Real Estate Sales (Group) Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Shanghai Yi Xin E-Commerce Co., Ltd. and Beijing Jiajujiu E-Commerce Co., Ltd. (incorporated herein by reference to Exhibit 10.33 to the registration statement on Form F-1 (File No. 333194505). as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.42

Strategic Cooperation Agreement. dated March 10, 2014. between Shanghai Yi Yue Information Technology Co., Ltd. and Shenzhen Tencent Computer Systems Company Limited (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 24, 2014)

Exhibit Number	Description of Document
4.43

Investor Rights Agreement dated March 31, 2014 between E-House (China) Holdings Limited, THL O Limited and the Registrant (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on April 4, 2014)

4.44

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

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Yu Certified Public Accountant P.C.

15.2*	Consent of Fangda Partners

16.1

Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the Securities and Exchange Commission (incorporated herein by reference to Exhibit 16.1 to our annual report on Form 20-F, filed with the Securities and Exchange Commission on July 15, 2020)

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

Date: April 15, 2021

LEJU HOLDINGS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Leju Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Leju Holdings Limited (the “Company”), its subsidiaries and its variable interest entities (collectively the “Group”) as of December 31, 2020, and 2019, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows, for the years ended December 31, 2020, and 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Group as of December 31, 2020, and 2019, and the results of its operations and its cash flows for the years ended December 31, 2020 and 2019, in conformity with generally accepted accounting principles in the United States of America.

Adoption of New Accounting Standards

As discussed in Note 2(x) to the consolidated financial statements, the Group has adopted Accounting Standards Codification (“ASC”) Topic 326, Financial Instruments-Credit Losses, effective January 1st, 2020.

As discussed in Note 2(ab) to the consolidated financial statements, the Group has adopted Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, effective January 1st, 2020.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matters

The critical audit matter communicated below is the matter, arising from the current audit of the consolidated financial statements, which was communicated or required to be communicated to the audit committee, and that (i) related to accounts or disclosures which are material to the consolidated financial statements, and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter, in any way, our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for current expected credit losses (“CECL”) on accounts receivables and contract assets, deposits, other receivables and amounts due from related parties.

As described in Notes 2 (x) in the consolidated financial statements, the Group adopted Accounting Standard Update (ASU) 2016-13, Financial Instruments-Credit Losses (codified as Accounting Standard Codification Topic 326), since January 1st, 2020, which requires measurement and recognition of current expected credit losses for financial instruments held at amortized cost. The management of the Group have estimated an allowance for CECL of $4,877,117 for the year ended December 31, 2020 on accounts receivables, contract assets, deposits, other receivables, and amounts due from related parties based on the credit risk of the respective receivables. These receivables are assessed on an individual basis for customers with good credit rating (strategic type customers), with pledged credit risk (pledged type customers), with high credit risk (high risk type customers) and the remaining (normal risk type customers) is collectively using provision matrix. The allowance amount has been measured as the difference of the asset’s carrying amount and the estimates of present value of future cash flows based on historical settlement pattern, past default experience of the debtor, overall economic environment in which the debtors operate, and also the assessment of both current and future development of environment as of the date when this report issued. These procedures also included the involvement of professionals with specialized skill engaged by the Group.

We have identified allowance for CECL on accounts receivables, contract assets, deposits, other receivables, and amounts due from related parties, as a critical audit matter due to the significance to the Group’s consolidated financial position and the involvement of subjective judgment and management estimates in evaluating the CECL of these receivables.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures to respond the risk of error in the allowance for CECL included (i) obtaining an understanding and assessing management’s method for developing the allowance for doubtful accounts (credit losses); (ii) evaluating the appropriateness of the model; (iii) testing the accuracy of management’s basic input in calculating CECL including ageing report, historical write-offs and recoveries, on a sample basis.; (iv) evaluating the reasonableness of significant assumptions and judgments made by management to estimate the allowance for credit loss, including the Group’s provision matrix by grouping individually assessed customers (strategic type customers, pledged type customers, high risk type customers) and the normal risk type customers into different categories, and the basis of estimated loss rates applied in each category in the provision matrix (with reference to historical default rates) and forward-looking information; (v) evaluating the competence, capabilities and objectivity of the professionals engaged by the Group.

/s/ Yu Certified Public Accountant, P.C.

Yu Certified Public Accountant, P.C.

We have served as the Group’s auditor since 2020.

New York, New York

April 15, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Leju Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows of Leju Holdings Limited, its subsidiaries, variable interest entities and subsidiaries of variable interest entities (the “Group”) for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

LEJU HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollar except for share data)

	December 31,
	2019	2020

ASSETS
Current assets:
Cash and cash equivalents	159,012,092	284,489,282
Restricted cash	—	1,217,414
Accounts receivable, net of allowance for doubtful accounts of $16,108,520 and $12,563,981 as of December 31, 2019 and 2020, respectively	147,637,497	202,701,987
Contract assets, net of allowance for doubtful accounts of nil and $119,798 as of December 31, 2019 and 2020, respectively	829,723	1,884,193
Marketable securities	3,437,739	4,303,905
Customer deposits	57,174,006	11,550,586
Prepaid expenses and other current assets	5,436,412	7,483,504
Amounts due from related parties	9,673,069	9,076,358
Total current assets	383,200,538	522,707,229
Property and equipment, net	18,108,430	17,002,113
Intangible assets, net	45,580,698	34,213,342
Right-of-use assets	26,776,095	25,665,519
Investment in affiliates	52,991	31,331
Deferred tax assets, net	49,310,820	40,904,877
Other non-current assets	1,450,406	1,436,301
TOTAL ASSETS	524,479,978	641,960,712

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Leju of $1,034,281 and $2,714,357 as of December 31, 2019 and 2020, respectively)	1,523,084	2,833,992
Accrued payroll and welfare expenses (including accrued payroll and welfare expenses of the consolidated VIEs without recourse to Leju of $29,839,798 and $27,228,398 as of December 31, 2019 and 2020, respectively)	32,786,706	29,221,956
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Leju of $25,617,526 and $27,877,546 as of December 31, 2019 and 2020, respectively)	56,690,976	63,040,929
Other tax payable (including other tax payable of the consolidated VIEs without recourse to Leju of $19,150,299 and $19,184,369 as of December 31, 2019 and 2020, respectively)	20,056,387	21,203,795
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Leju of $3,263,567 and $4,737,776 as of December 31, 2019 and 2020, respectively)	4,406,777	7,105,885
Advances from customers (including advance from customers of the consolidated VIEs without recourse to Leju of $33,854,579 and $95,059,745 as of December 31, 2019 and 2020, respectively)	34,245,744	95,340,295
Lease liabilities, current (including lease liabilities, current of the consolidated VIEs without recourse to Leju of $5,128,021 and $5,375,547 as of December 31, 2019 and 2020, respectively)	5,189,251	5,461,234
Accrued marketing and advertising expenses (including accrued marketing and advertising expenses of the consolidated VIEs without recourse to Leju of $46,724,846 and $63,973,194 as of December 31, 2019 and 2020, respectively)	49,830,475	70,086,288
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Leju of $28,394,803 and $19,030,481 as of December 31, 2019 and 2020, respectively)	32,783,691	22,595,612
Total current liabilities	237,513,091	316,889,986
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to Leju of $89,943 and $91,205 as of December 31, 2019 and 2020, respectively)	11,741,607	8,558,649
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated VIEs without recourse to Leju of $22,795,137 and $21,680,018 as of December 31, 2019 and 2020, respectively)	22,866,163	21,727,117
Total liabilities	272,120,861	347,175,752

Commitments and contingencies (Note 13)
Shareholders’ Equity:
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized, 135,812,719 and 136,326,020 shares issued and outstanding, as of December 31, 2019 and 2020, respectively	135,813	136,326
Additional paid-in capital	796,191,796	799,536,607
Accumulated deficit	(517,302,805)	(498,000,567)
Subscription receivables	—	(50,286)
Accumulated other comprehensive loss	(23,624,206)	(5,695,204)
Total Leju Holdings Limited Shareholders’ Equity	255,400,598	295,926,876
Non-controlling interests	(3,041,481)	(1,141,916)
Total equity	252,359,117	294,784,960
TOTAL LIABILITIES AND EQUITY	524,479,978	641,960,712

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollar except for share data)

	Year Ended December 31,
	2018	2019	2020

Revenues
E-commerce	320,271,080	547,184,192	547,895,262
Online advertising	138,371,646	143,778,573	170,782,688
Listing	3,387,930	1,642,190	848,033
Total net revenues	462,030,656	692,604,955	719,525,983
Cost of revenues	(72,909,834)	(68,297,832)	(73,762,283)
Selling, general and administrative expenses	(402,257,946)	(607,164,835)	(622,026,035)
Other operating income, net	2,163,443	597,853	380,849
Income (loss) from operations	(10,973,681)	17,740,141	24,118,514
Interest income, net	1,085,785	151,931	7,268,530
Other income (loss), net	(4,219,193)	1,978,511	300,056
Income (loss) before taxes and loss from equity in affiliates	(14,107,089)	19,870,583	31,687,100
Income tax benefits (expenses)	1,334,340	(8,989,662)	(10,665,022)
Income (loss) before loss from equity in affiliates	(12,772,749)	10,880,921	21,022,078
Loss from equity in affiliates, net of tax of nil	(78,634)	(9,070)	(23,859)
Net income (loss)	(12,851,383)	10,871,851	20,998,219
Less: Net income (loss) attributable to non-controlling interests	629,144	(650,145)	1,695,981
Net income (loss) attributable to Leju Holdings Limited shareholders	(13,480,527)	11,521,996	19,302,238
Income (loss) per share:
Basic	(0.10)	0.08	0.14
Diluted	(0.10)	0.08	0.14
Shares used in computation of income (loss) per share
Basic	135,763,962	135,770,793	136,070,785
Diluted	135,763,962	135,811,751	137,564,567

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In U.S. dollar)

	Year Ended December 31,
	2018	2019	2020

Net income (loss)	(12,851,383)	10,871,851	20,998,219
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	(6,678,452)	(3,744,695)	17,938,007

Comprehensive income (loss)	(19,529,835)	7,127,156	38,936,226
Less: Comprehensive income (loss) attributable to non-controlling interests	721,387	(618,640)	1,703,442

Comprehensive income (loss) attributable to Leju Holdings Limited shareholders	(20,251,222)	7,745,796	37,232,784

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollar)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (loss)	Subscription Receivable	Total Leju Holdings Limited Shareholders’ Equity	Non-controlling Interests	Total Equity
	Number	$	$	$	$	$	$	$	$
Balance at December 31, 2017	135,763,962	135,764	788,588,692	(515,344,274)	(13,077,311)	—	260,302,871	(3,265,330)	257,037,541
Net income (loss)	—	—	—	(13,480,527)	—	—	(13,480,527)	629,144	(12,851,383)
Share-based compensation	—	—	4,037,843	—	—	—	4,037,843	20,519	4,058,362
Foreign currency translation adjustments	—	—	—	—	(6,770,695)	—	(6,770,695)	92,243	(6,678,452)
Balance at December 31, 2018	135,763,962	135,764	792,626,535	(528,824,801)	(19,848,006)	—	244,089,492	(2,523,424)	241,566,068
Net income (loss)	—	—	—	11,521,996	—	—	11,521,996	(650,145)	10,871,851
Share-based compensation	—	—	3,596,679	—	—	—	3,596,679	—	3,596,679
Exercise of share options	48,757	49	69,165	—	—	—	69,214	—	69,214
Disposal of non-controlling interest	—	—	(100,583)	—	—	—	(100,583)	100,583	—
Foreign currency translation adjustments	—	—	—	—	(3,776,200)	—	(3,776,200)	31,505	(3,744,695)
Balance at December 31, 2019	135,812,719	135,813	796,191,796	(517,302,805)	(23,624,206)	—	255,400,598	(3,041,481)	252,359,117
Net income (loss)	—	—	—	19,302,238	—	—	19,302,238	1,695,981	20,998,219
Share-based compensation	—	—	2,978,026	—	—	—	2,978,026	—	2,978,026
Vesting of restricted shares	83,333	83	(83)	—	—	—	—	—	—
Exercise of share options	429,968	430	611,304	—	—	(50,286)	561,448	—	561,448
Acquisition of non-controlling interest	—	—	(244,436)	—	(1,544)	—	(245,980)	196,123	(49,857)
Foreign currency translation adjustments	—	—	—	—	17,930,546	—	17,930,546	7,461	17,938,007
Balance at December 31, 2020	136,326,020	136,326	799,536,607	(498,000,567)	(5,695,204)	(50,286)	295,926,876	(1,141,916)	294,784,960

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollar)

	Year Ended December 31,
	2018	2019	2020

Operating activities:
Net income (loss)	(12,851,383)	10,871,851	20,998,219
Adjustments to reconcile net income (loss) to net cash provided by/(used in) operating activities:
Depreciation and amortization	15,705,383	15,158,240	14,338,529
Loss from equity in affiliates	78,634	9,070	23,859
Provision for allowance for doubtful accounts	1,892,838	5,530,843	4,877,117
Share-based compensation	4,058,362	3,596,679	2,978,026
Unrealized loss (gain) on marketable securities	606,635	(951,545)	(850,402)
Non-cash lease expenses	—	7,565,795	4,471,324
Interest expenses	—	1,007,354	—
Others	148,593	279,277	688,707
Changes in operating assets and liabilities:
Accounts receivable	(29,397,718)	(52,118,453)	(65,126,276)
Contract assets	(698,266)	1,306,017	(1,074,573)
Customer deposits	26,142,133	(46,550,954)	44,750,151
Amounts due from related parties	(2,617,571)	(2,978,490)	593,523
Right-of-use assets	—	2,611,584	(3,360,748)
Prepaid expenses and other current assets	2,490,172	2,523,380	211,913
Other non-current assets	(211,771)	812,153	30,398
Accounts payable	(2,061,870)	719,056	1,285,916
Accrued payroll and welfare expenses	(6,198,911)	2,156,113	(3,632,710)
Income tax payable	(5,139,469)	(1,340,282)	6,228,894
Other tax payable	1,061,293	7,167,867	1,035,107
Amounts due to related parties	384,323	929,584	2,699,108
Lease liabilities, current	—	(1,219,464)	271,983
Other current liabilities and accrued expenses	9,944,590	60,209,745	70,262,381
Deferred tax assets	1,569,233	12,171,774	11,132,101
Deferred tax liabilities	(3,212,929)	(3,029,113)	(3,198,793)
Lease liabilities, non-current	—	(6,742,065)	(1,139,046)
Net cash provided by operating activities	1,692,301	19,696,016	108,494,708

Investing activities:
Deposits for and purchases of property and equipment and intangible assets	(946,967)	(7,968,925)	(1,553,067)
Proceeds from disposal of property and equipment	1,753,131	2,407,734	1,654,838
Net cash provided by/(used in) investing activities	806,164	(5,561,191)	101,771

Financing activities:
Proceeds from exercise of options	—	69,214	561,448
Prepayment and payment for acquisition of non-controlling interest of subsidiary	—	(28,669)	(21,188)
Net cash provided by financing activities	—	40,545	540,260

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(6,539,685)	(2,426,744)	17,557,865
Net increase/(decrease) in cash, cash equivalents and restricted cash	(4,041,220)	11,748,626	126,694,604
Cash, cash equivalents and restricted cash at the beginning of the year	151,304,686	147,263,466	159,012,092
Cash, cash equivalents and restricted cash at the end of the year	147,263,466	159,012,092	285,706,696
Supplemental disclosure of cash flow information:
Income taxes paid/(refund)	3,088,070	386,563	(52,961)
Non-cash information on lease liabilities arising from obtaining right-of-use assets	—	4,052,129	1,967,269
Non-cash investing and financing activities:
Additional paid in capital decreased in connection with business acquisition	—	(100,583)	—
Non-controlling interest recognized in connection with business acquisition	—	100,583	—
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	147,263,466	159,012,092	284,489,282
Restricted cash	—	—	1,217,414
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	147,263,466	159,012,092	285,706,696

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

E-House (China) Holdings Limited (“E-House Holdings”) was the Company’s parent company from its incorporation to December 30, 2016. E-House Holdings, its subsidiaries and VIEs, excluding the Group, are collectively referred to as “E-House”. On December 30, 2016, E-House Holdings repurchased all its ordinary shares held by SINA Corporation (“SINA”) for a total consideration consisting of 40,651,187 ordinary shares of Leju and of $129,038,150 in cash. As a result of this transaction, E-House Holdings ceased to be Leju’s controlling shareholder but remains as the largest shareholder and SINA became a principal shareholder of Leju from December 30, 2016. E-House Holdings was ultimately controlled by Mr. Xin Zhou.

On November 4, 2020, E-House (China) Enterprise Holdings Limited (“E-House Enterprise”) purchased (i) 51,925,996 ordinary shares of Leju from Mr. Xin Zhou and certain of his affiliated entities (the “Zhou Parties”) and (ii) 24,475,251 ordinary shares of Leju from the SINA. Upon completion of these transactions, E-House Enterprise acquired the beneficial ownership of 76,401,247 ordinary shares of Leju, and Leju has become a subsidiary of E-House Enterprise. SINA remains to be a principal shareholder of Leju.

The following table lists major subsidiaries and the consolidated VIEs of the Company as of December 31, 2020:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Shanghai SINA Leju Information Technology Co., Ltd (“Shanghai SINA Leju”)	08-May-08	PRC	100%
E-House City Re-House Real Estate Agency (Shanghai) Co., Ltd (“City Re-House”)	04-Mar-10	PRC	100%
Shanghai Yi Yue Information Technology Co., Ltd (“Shanghai Yi Yue”)	16-Sep-11	PRC	100%
Beijing Maiteng Fengshun Science and Technology Co., Ltd (“Beijing Maiteng”)	04-Jan-12	PRC	84%
Beijing Yisheng Leju Information Services Co., Ltd. (“Beijing Leju”)	13-Feb-08	PRC	VIE
Shanghai Leju Hao Fang Information Service Co., Ltd. (“Leju Hao Fang”) (formerly known as Shanghai Yi Xin E-Commerce Co., Ltd.)	05-Dec-11	PRC	VIE
Beijing Jiajujiu E-Commerce Co., Ltd. (“Beijing Jiajujiu”)	22-Mar-12	PRC	VIE

2. Summary of Principal Accounting Policies

(a) Basis of presentation

The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Impact of COVID-19

During the year ended December 31, 2020, the Group’s operation was negatively affected by the COVID-19 pandemic. The Group’s e-commerce business in the first quarter declined compared to the same period in the year before mainly due to weakness in new residential property sales. The Group’s online advertising business in the first quarter was also adversely affected as real estate developers scaled back online advertising expenditures to mitigate the negative impact of COVID-19 on their profits and cash flows. The Group took a series of measures in response to the outbreak to protect its employees, including, among others, temporary closure of some offices, remote working arrangements for employees and travel restrictions or suspension. In general, while these measures reduced the efficiency of its operations, the Group benefitted from economic recovery since the second quarter and was not significantly impacted for the full year 2020.

The Group has assessed various accounting estimates and other matters, including credit losses for financial assets, valuation allowances for deferred tax assets and revenue recognition. Based on current assessment of these estimates, although the COVID-19 outbreak adversely affected the Group’s business in the first quarter of 2020, the Group concluded that there would be no material impact on the Group’s long-term forecast, and the Group did not identify any impairments related to its long-lived assets as of December 31, 2020 as a result of COVID-19. While the adverse impact from COVID-19 is currently expected to be temporary, there is uncertainty around the duration of these disruptions and the possibility of other adverse effects on the Group’s business, and the Group will continue to monitor for potential credit risk as the impact of the COVID-19 pandemic evolves.

(c) Basis of consolidation

The consolidated financial statements include the financial statements of Leju, its majority owned subsidiaries and its VIEs, Beijing Leju, Leju Hao Fang and Beijing Jiajujiu. All inter-company transactions and balances have been eliminated in consolidation.

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

VIE arrangements

PRC regulations currently prohibit or restrict foreign ownership of companies that provide internet content and advertising services. To comply with these regulations, the Group provides such activities through its VIEs and their subsidiaries. To provide the Group effective control over and the ability to receive substantially all of the economic benefits of its VIEs and their subsidiaries, certain of the Company’s subsidiaries, Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng (collectively, the “Foreign Owned Subsidiaries”) entered into a series of contractual arrangements with Beijing Leju, Leju Hao Fang and Beijing Jiajujiu (collectively the “VIEs”) and their respective shareholders, respectively, as summarized below:

Name of Foreign Owned Subsidiaries	Foreign Owned Subsidiaries’ Economic Ownership of VIES	Name of VIEs	Activities of VIEs
Shanghai SINA Leju	100%	Beijing Leju	Operate the online advertising and listing business
Shanghai Yi Yue	100%	Leju Hao Fang	Operate the e-commerce business
Beijing Maiteng	100%	Beijing Jiajujiu	Operate the online home furnishing business

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

The Company’s ability to control the VIEs also depends on the power of attorney, the Foreign Owned Subsidiaries have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

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

The following financial statement amounts and balances of the Group’s VIEs were included in the accompanying consolidated financial statements, after elimination of inter-company balances and transactions:

	As of December 31,
	2019	2020
	$	$
Cash and cash equivalents	123,865,160	236,976,406
Restricted cash	—	957,242
Accounts receivable, net of allowance for doubtful accounts	142,183,616	199,050,917
Contract assets	817,286	1,884,193
Customer deposits	25,631,835	1,235,041
Amounts due from related parties	14,394,141	15,721,821
Other current assets	5,088,840	4,143,643
Total current assets	311,980,878	459,969,263
Total non-current assets	68,534,715	67,284,289
Total assets	380,515,593	527,253,552
Accounts payable	1,034,281	2,714,357
Accrued payroll and welfare expenses	29,839,798	27,228,398
Income tax payable	25,617,526	27,877,546
Other tax payable	19,150,299	19,184,369
Amounts due to related parties	3,263,567	4,737,776
Advances from customers	33,854,579	95,059,745
Lease liabilities, current	5,128,021	5,375,547
Accrued marketing and advertising expenses	46,724,846	63,973,194
Other current liabilities	28,394,803	19,030,481
Total current liabilities	193,007,720	265,181,413
Deferred tax liabilities	89,943	91,205
Lease liabilities, non-current	22,795,137	21,680,018
Total liabilities	215,892,800	286,952,636

	Year Ended December 31,
	2018	2019	2020
	$	$	$
Total revenues	459,944,563	691,566,168	718,861,490
Cost of revenues	(64,237,782)	(59,822,537)	(65,612,576)
Net income (loss)	952,919	(2,843,984)	14,278,316
Net cash provided by operating activities	33,053,169	44,671,170	100,460,964
Net cash provided by/(used in) investing activities	31,110	(5,813,685)	(1,068,664)
Net cash used in financing activities	—	—	—

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations or are restricted solely to settle the VIEs’ obligations. The Company has not provided any financial support that it was not previously contractually required to provide to the VIEs.

(d) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include (i) revenue recognition, (ii) provision for credit losses of accounts receivable and contract assets, customer deposits, other receivables recorded in prepayments and other current assets and amounts due from related parties, (iii) assessment for impairment of long-lived assets, intangible assets and goodwill, (iv) fair value of  financial instruments, (v) valuation and recognition of share-based compensation expenses, (vi) useful lives of property and equipment and intangible assets, (vii) and provision for income tax and valuation allowance for deferred tax assets.

(e) Fair value of financial instruments

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

There are no assets or liabilities measured at fair value on a nonrecurring basis in 2018, 2019 and 2020.

For cash and cash equivalents, accounts receivable, contract assets, customer deposits, other receivables, accounts payable, other payables, and amounts due from/to related parties, the carrying value approximates its fair value due to its short-term nature.

(f) Business combinations

Business combinations are recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities are recorded at their fair market value at the date of acquisition. Any excess of acquisition cost over the fair value of the acquired assets and liabilities, including identifiable intangible assets, is recorded as goodwill.

(g) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

(h) Restricted cash

Any cash that is legally restricted from use is classified as restricted cash. As of December 31, 2020, restricted cash related to collection and payment as a service for real estate developers. The withdrawal of the cash in bank is required to be pre-approved by real estate developers.

(i) Marketable securities

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

(j) Customer deposits

The Group provides online real estate e-commerce services for its developer customers. Some real estate developers require the Group to pay an upfront and refundable deposit to obtain the exclusive right to provide e-commerce services for a real estate development project. These deposits are refunded to the Group subject to certain pre-determined criteria specified in the deposit agreement. Customer deposits are recorded as either current or non-current assets based on the Group’s estimate of the date of refund. As of December 31, 2020, all customer deposits are refundable within 12 months and none of them passed the original due date.

(k) Investment in affiliates

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

The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. The Group has not recorded any impairment losses in any of the periods reported. As of December 31, 2019 and 2020, the Group determined that no such events were presented.

(l) Leases

Prior to 2019, the Group accounted for leases under ASC 840, Leases. Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Certain lease agreements contain rent holidays, which are recognized on a straight-line basis over the lease term. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms.

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

As a result of the adoption, the Group recognized approximately $36.3 million of assets recorded in “Right of use assets”, and corresponding short-term lease liabilities recorded in “Lease liabilities, current” and long-term lease liabilities recorded in “Lease liabilities, non-current”, respectively, on the consolidated balance sheet as of January 1, 2019. The adoption had no material impact on the Group’s consolidated statement of operations and comprehensive loss for the year ended December 31, 2019 or the opening balance of retained earnings as of January 1, 2019.

(m) Property and equipment, net

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

(n) Intangible assets, net

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

(o) Impairment of long-lived assets

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

(p) Impairment of goodwill

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

(q) Income taxes

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

(r) Share-based compensation

Share-based compensation expense is measured on the grant date of the share award, based on the fair value of the award, and recognized as an expense over the requisite service period. Management has made an estimate of expected forfeitures and recognizes compensation cost only for those equity awards expected to vest.

(s) Revenue recognition

The Group generates real estate online revenues principally from e-commerce, online advertising, and listing services and enters into separate contracts with its customers under each revenue stream. Revenues are recorded, after considering reductions by estimates for refund allowances and sales related taxes.

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

E-commerce

The Group offers individual property buyers discount coupons that enable them to purchase specified properties from real estate developers at discounts greater than the face value of the fees charged by the Group. Discount coupons are collected initially upfront from the property buyers and are refundable at any time before they are used to purchase the specified properties. As such, these fees are recorded as advance from customers in the Group’s consolidated balance sheets. In this context, the Group determines its customers to be individual property buyers and has identified one single performance obligation to be the sale of discount coupons. The Group determines the sale of discount coupons to be satisfied at a point in time only when confirmation letters are obtained from its customers or developers that prove the use of the coupons. The transaction price is the discount coupon fees charged by the Group which is fixed in the contract with individual property buyers.

Online advertising

In respect of the online advertising services, the Group mainly provides comprehensive advertisement placement services to the advertisers (i.e., property developers) through a packaged online cross-media and cross-platform product portfolio, including those owned by the Group and other independent outlets.

Management considers the Group acts as principal in this arrangement when the Group is a contracting party to its advertisers and is primarily responsible for delivering the specified service to the advertisers.  The Group controls the specified service before that service is transferred to an advertiser, because (i) the Group has the discretion to decide which media outlets to use and what type of the advertisements to be placed; (ii) the Group is subject to certain risk of loss to the extent that the cost paid to the media outlets, which is charged to the Group based on a number of methodology, including viewership (CPM) or click (CPC) or others, cannot be compensated by the total consideration obtained from the advertisers; and (iii) the Group has the discretion to determine the cost charged to the advertisers, which affects the Group’s margin as the costs incurred might vary. Therefore the Group reports revenue earned from the advertisers and costs paid to media outlets related to these transactions on a gross basis.

In addition, management considers the Group acts as an agent for those arrangements that the Group only earns agreed rebates from certain media outlets and recognizes such rebates as revenue on a net basis.  Media outlets grant the Group rebates in the form of prepayments for the media outlets’ services or cash, mainly based on the gross spending of the advertisers.  In some circumstances, the Group will share with its advertisers certain amount of the rebates earned from the media outlets, which is accounted for as a reduction of the rebates, and the Group recognizes such net amount of rebates as revenue.

Listing

Listing services entitle real estate brokers to post and make changes to information for properties in a particular area on the website for a specified period of time, in exchange for a fixed fee.

In this context, the Group determines its customers to be real estate brokers and has identified a single performance obligation that is recognized over time on a straight-line basis over the contract period of display and when collection is probable. The transaction price is the fixed fee outlined in the contract. No rebates are given to the real estate brokers.

Contract balances

The Group does not have unconditional right to the consideration for advertising or listing services until all promises have been fulfilled and therefore initially records a contract asset when recognizing revenue. Upon fulfillment of all advertising or listing services, contract assets will be reclassified as a receivable. Contract assets recognized were $829,723 and $1,884,193 as of December 31, 2019 and 2020 respectively.

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

Financing Component

In determining the transaction price, the Group adjusts the promised amount of consideration to determine the cash selling price of the service to be delivered and reflect the time value of money if the contract has a significant financing component. As a result of the adjustment to the transaction price, the Group recongnized interest income amounting to $301,368 and $4,454,077 for the years ended December 31, 2019 and 2020, respectively.

(t) Cost of revenue

Cost of revenue consists of costs associated with the production of websites, which includes fees paid to third parties for internet connection, content and services, editorial personnel related costs, amortization of intangible assets, depreciation associated with website production equipment and fees paid to media outlets for advertising resources.

(u) Marketing and advertising expenses

Marketing and advertising expenses consist primarily of targeted online and offline marketing costs for promoting the Group’s e-commerce projects and the Group’s own brand building, such as Leju property visit, sponsored marketing campaigns, online or print advertising, public relations and sponsored events. The Group expenses all marketing advertising costs as incurred and record these costs within “Selling, general and administrative expenses” on the consolidated statements of operations when incurred. The nature of the Group’s direct marketing activities is such that they are intended to attract subscribers for the online advertising and potential property buyers to purchase the discount coupons. The Group incurred marketing and advertising expenses amounting to $300,773,157, $487,111,773 and $523,315,406 for the years ended December 31, 2018, 2019 and 2020, respectively.

(v) Foreign currency translation

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

The Group recorded an exchange loss $3,800,728, exchange gain $412,236 and exchange loss $815,656 for the years ended December 31, 2018, 2019 and 2020, respectively, as a component of other income (loss), net, in the consolidated statements of operations.

(w) Government subsidies

Government subsidies include cash subsidies received by the Company’s subsidiaries and VIEs in the PRC from local governments. These subsidies are generally provided as incentives for conducting business in certain local districts and are typically granted based on the amount of value-added tax, business tax, and income tax generated by the Group in certain local districts. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purposes. The local governments have final discretion as to the amount of cash subsidies. Cash subsidies of $2,163,443, $597,853 and $380,849 were included in other operating income for the years ended December 31, 2018, 2019 and 2020, respectively. Subsidies are recognized when cash is received and when all the conditions for their receipt have been satisfied.

(x) Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and customer deposits. The Group deposits its cash and cash equivalents in the reputable financial institutions.

Prior to January 1, 2020, the Group regularly reviews the creditworthiness of its customers, and requires collateral or other security from its customers in certain circumstances when accounts receivables’ aging is over one year. The Group establishes an allowance for doubtful accounts primarily based upon factors surrounding the credit risk of specific customers, including creditworthiness of the clients, aging of the receivables and other specific circumstances related to the accounts. Accounts receivable balances are written off after all collection efforts have been exhausted.

The Group adopted Accounting Standard Update (ASU) 2016-13, Financial Instruments-Credit Losses (codified as Accounting Standard Codification Topic 326), since January 1, 2020, which requires measurement and recognition of current expected credit losses for financial instruments held at amortized cost.

The Group’s accounts receivable and contract assets, customer deposits, other receivables recorded in prepayments and other current assets and amounts due from related parties are within the scope of ASC Topic 326.

To estimate expected credit losses, the Group has identified the relevant risk characteristics of its customers and these receivables are assessed on an individual basis for customers with good credit rating (strategic type customers), with pledged credit risk (pledged type customers), with high credit risk (high risk type customers) and the remaining (normal risk type customers). For each customer, the Group considers historical settlement pattern, past default experience of the debtor, overall economic environment in which the debtors operate, and also the assessment of both current and future development of environment as of the date when this report issued. This is assessed at each quarter based on the Group’s specific facts and circumstances. No significant impact of changes in the assumptions since adoption.

Movement of the allowance for doubtful accounts for accounts receivable and contract assets is as follows:

	Year Ended December 31,
	2018	2019	2020
	$	$	$
Balance as of January 1	21,827,663	18,195,382	16,108,520
Provisions for doubtful accounts	1,892,838	5,530,843	4,535,063
Write offs	(4,576,818)	(7,343,322)	(8,809,126)
Changes due to foreign exchange	(948,301)	(274,383)	849,322
Balance as of December 31	18,195,382	16,108,520	12,683,779

Movement of the allowance for other receivables in prepaid expenses and other current assets, is as follows:

	Year Ended December 31,
	2019	2020
	$	$
Balance as of January 1	—	—
Provisions for doubtful accounts	—	335,386
Write offs	—	—
Changes due to foreign exchange	—	—
Balance as of December 31	—	335,386

The balance of expected credit loss for customer deposits and amount due from related parties was $3,480 and $3,188, respectively, as of December 31, 2020.

Details of the accounts receivable and contract assets from customers accounting for 10% or more of total net accounts receivable and contract assets are as follows:

	As of December 31,
	2019	2020
	$	$
Customer A	98,015,010	146,284,590

(y) Income (Loss) per share

Basic income (loss) per share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

The following table sets forth the computation of basic and diluted income (loss) per share for the periods indicated:

	Year Ended December 31,
	2018	2019	2020
Net income (loss) attributable to Leju ordinary shareholders—basic and diluted	$(13,480,527)	$11,521,996	$19,302,238

Weighted average number of ordinary shares outstanding—basic	135,763,962	135,770,793	136,070,785

Stock options and restricted shares	—	40,958	1,493,782
Weighted average number of ordinary shares outstanding—diluted	135,763,962	135,811,751	137,564,567

Basic income (loss) per share	$(0.10)	$0.08	$0.14

Diluted income (loss) per share	$(0.10)	$0.08	$0.14

Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Diluted income (loss) per share does not include the following instruments as their inclusion would have been anti-dilutive:

	Year Ended December 31,
	2018	2019	2020
Share options and restricted shares	13,776,043	8,440,545	7,207,045

(z) Non-controlling interest

Non-controlling interest classified as a separate line item in the equity section and disclosures in the Company’s consolidated financial statements have distinguished the interest of Leju from the interest of non-controlling interest holders.

(aa) Comprehensive income (loss)

Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments.

(ab) Impact of newly adopted accounting pronouncement

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326),” which replaced the existing incurred loss methodology with an expected loss methodology that was referred to as the current expected credit loss (“CECL”) methodology. The Company adopted Topic 326 using a modified retrospective method for all financial assets measured at amortized cost and liabilities for guarantee arrangements. Results for reporting periods beginning after January 1, 2020 are presented under Topic 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. On January 1, 2020, the Group adopted ASU 2016-13 and there was no cumulative effect of adoption. The adoption did not impact the Company’s previously reported consolidated financial statements nor did it result in a cumulative effect adjustment to retained earnings as of January 1, 2020.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement.” The ASU is part of the FASB’s disclosure framework project to improve the effectiveness of disclosures in the notes to financial statements by facilitating clear communication of the information required by generally accepted accounting principles. The ASU modifies disclosure requirements on fair value measurements in Topic 820. The Company adopted ASU 2018-13 effective January 1, 2020. ASU 2018-13 did not have a material impact on disclosures in the Group’s consolidated financial statements.

(ac) Recent issued accounting pronouncements not yet adopted

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” to remove specific exceptions to the general principles in Topic 740 and to simplify accounting for income taxes. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, “Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815,” which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The ASU is currently not expected to have a material impact on the Company’s consolidated financial statements.

3. Leases

The Group leases office under non-cancelable operating lease agreements, which expire at various dates from 2021 to 2028. As of December 31, 2019 and 2020, the Group’s operating leases had a weighted average remaining lease term of 7.5 and 6.6 years and a weighted average discount rate of 5.61% and 5.54%, respectively. Future lease payments under operating leases as of December 31, 2020 were as follows:

As of December 31,
2020
$
2021	5,652,408
2022	4,802,407
2023	4,267,705
2024	4,140,219
2025	4,218,061
Then thereafter	9,627,910

Total future lease payments	32,708,710
Impact of discounting remaining lease payments	(5,520,359)

Total lease liabilities	27,188,351
Lease liabilities, current	5,461,234
Lease liabilities, non-current	21,727,117

Rent expense under operating leases was $9,900,044 for the year ended December 31, 2018. Operating lease expenses for the years ended December 31, 2019 and 2020 were $9,439,187 and $6,016,402, respectively, which did not include short-term lease cost. Short-term lease costs for the years ended December 31, 2019 and 2020 were $2,950,929 and $2,306,983, respectively.

Cash paid for amounts included in the measurement of operating lease liabilities were $7,212,182 and $5,794,716 for the years ended December 31, 2019 and 2020, respectively. Non-cash transaction amounts of lease liabilities arising from obtaining right-of-use assets were $4,052,129 and $1,967,269 for the years ended December 31, 2019 and 2020, respectively.

Future lease payments under non-cancelable operating lease agreements as of December 31, 2019 were as follows:

As of December 31,
2019
$
2020	5,383,508
2021	4,674,884
2022	4,095,928
2023	3,788,190
2024	3,714,168
Then thereafter	12,933,103

Total future lease payments	34,589,781
Impact of discounting remaining lease payments	(6,534,367)

Total lease liabilities	28,055,414
Lease liabilities, current	5,189,251
Lease liabilities, non-current	22,866,163

4. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	2019	2020
	$	$
Furniture, fixtures and equipment	10,931,031	10,994,461
Leasehold improvements	4,817,117	5,010,384
Buildings	10,631,419	11,041,259
Motor vehicles	1,136,398	1,141,491

Total	27,515,965	28,187,595
Accumulated depreciation	(9,407,535)	(11,185,482)

Property and equipment, net	18,108,430	17,002,113

Depreciation expenses were $2,465,421, $2,287,325 and $2,701,577 for the years ended December 31, 2018, 2019 and 2020, respectively.

5. Intangible Assets, Net

	As of December 31,		Weighted Average Remaining Amortization
	2019	2020	Period in Years
	$	$
Intangible assets subject to amortization are comprised of the following:
Advertising agency agreement with SINA	106,790,000	106,790,000	3.25
License agreements with SINA	80,660,000	80,660,000	3.25
Customer relationship	10,247,802	—	—
Computer software licenses	7,373,828	1,739,166	2.17

	205,071,630	189,189,166	3.23

Less: Accumulated amortization
Advertising agency agreement with SINA	81,561,152	87,616,075
License agreements with SINA	61,895,348	66,398,866
Customer relationship	10,229,252	—
Computer software licenses	5,805,180	960,883

Intangible assets subject to amortization, net	45,580,698	34,213,342

Total intangible assets, net	45,580,698	34,213,342

The advertising agency agreement and license agreements with SINA (the “SINA Agreements”) were recognized in connection with the Group’s acquisition of China Online Housing Technology Corporation (“COHT”) in 2009, and provide the Group with exclusive rights to operate SINA’s real estate and home furnishing related channels and the exclusive right to sell advertising relating to real estate, home furnishing and construction materials on these channels as well as SINA’s other websites. If the Group sells advertising on SINA’s websites other than the above channels, it will pay SINA fees of approximately 15% of the revenues generated from these sales. The SINA Agreements had an original expiration date in 2019. In March 2014, the SINA Agreements were extended by five years to 2024 for no additional consideration. All other terms of the SINA Agreements remained the same. The acquisition cost was recognized as an intangible asset and amortized over the term of the agreement.

Amortization expenses were$13,239,962, $12,870,915 and $11,636,952 for the years ended December 31, 2018, 2019 and 2020, respectively. The Group expects to record amortization expenses of $10,984,069, $10,819,721, $10,607,412, $1,794,913 and $7,229 for the years ending December 31, 2021, 2022, 2023, 2024 and 2025, respectively.

6. Other Income (Loss), Net

	Year Ended December 31,
	2018	2019	2020
	$	$	$
Unrealized gain (loss) on marketable securities	(606,635)	951,545	850,402
Income from sales of properties held for sales	—	363,012	14,141
Foreign exchange gain (loss)	(3,800,728)	412,236	(815,656)
Others	188,170	251,718	251,169

Total	(4,219,193)	1,978,511	300,056

7. Income Tax

The following table summarizes income (loss) before income taxes incurred in the PRC and outside of the PRC:

	Year Ended December 31,
	2018	2019	2020
	$	$	$
Income (loss) before income taxes:
PRC	(2,917,703)	24,990,443	40,605,716
Outside of PRC	(11,189,386)	(5,119,860)	(8,918,616)

Total	(14,107,089)	19,870,583	31,687,100

Expenses (benefits) for income taxes are comprised of:

	Year Ended December 31,
	2018	2019	2020
	$	$	$
Current Tax
PRC	307,689	(378,008)	2,725,114
Outside of PRC	1,667	225,009	6,600

	309,356	(152,999)	2,731,714

Deferred Tax
PRC	(1,643,696)	9,142,661	7,933,308
Outside of PRC	—	—	—

	(1,643,696)	9,142,661	7,933,308

Income tax expense (benefits)	(1,334,340)	8,989,662	10,665,022

The Company is incorporated in the Cayman Islands, which is exempted from tax.

Enterprise Income Tax Law in China applies a statutory 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

Shanghai SINA Leju was granted a high and new technology enterprise (“HNTE”) status and was entitled to a favorable statutory tax rate of 15% from 2015 through 2017. Shanghai SINA Leju renewed its qualification of “high and new technology enterprise” in 2018 and was entitled to a favorable statutory tax rate of 15% from 2018 through 2020.

The Group’s subsidiaries in Hong Kong are subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations. The Company’s subsidiaries incorporated in the BVI are not subject to taxation.

The Group does not have uncertain tax positions in accordance with ASC740-10, nor does it anticipate any significant increase to its liability for unrecognized tax benefit within next 12 months. The Group will classify interest and penalties related to income tax matters, if any, as income tax expense.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to tax authority’s mistake or due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 ($15,326) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion.

The principal components of the deferred income tax assets/liabilities are as follows:

	As of December 31,
	2019	2020
	$	$
Deferred tax assets:
Accrued salary expenses	8,156,419	6,904,617
Bad debt provision	4,027,130	3,243,962
Net operating loss carry forwards	41,489,149	35,417,606
Advertising expenses	1,077,541	433,300
Others	195,265	619,872
Gross deferred tax assets	54,945,504	46,619,357
Valuation allowance	(5,634,684)	(5,714,480)
Total deferred tax assets	49,310,820	40,904,877

Deferred tax liabilities:
Intangible assets from acquisition and other assets	11,741,607	8,558,649
Total deferred tax liabilities	11,741,607	8,558,649

The majority of deferred tax liabilities were recognized for temporary differences between the tax basis of intangible assets recognized from acquisitions and their reported amounts in the financial statements.

Movement of the valuation allowance is as follows:

	Year Ended December 31,
	2018	2019	2020
	$	$	$
Balance as of January 1	(602,135)	(480,689)	(5,634,684)
Reverse/(Additions)	—	(5,220,332)	291,962
Write off	96,091	—	—
Changes due to exchange rate translation	25,355	66,337	(371,758)
Balance as of December 31	(480,689)	(5,634,684)	(5,714,480)

The Group has recognized a valuation allowance against deferred tax assets on tax loss carry forwards of nil and $5,220,332 for the years ended December 31, 2018 and 2019, respectively. The Group has reversed a valuation allowance against deferred tax assets on tax loss carry forwards of $291,962 for the year ended December 31, 2020.

The Group assesses available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2020. Such objective evidence limits the Group’s ability to consider other subjective evidence such as its projections for future growth.

On the basis of this evaluation, as of December 31, 2020, a valuation allowance of $5,714,480 was recorded to reflect only the portion of the deferred tax assets that is not more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carry forwards period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as the Group’s projections for growth.

Reconciliation between the provision for income tax computed by applying the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2018	2019	2020
PRC income tax rate	25.00%	25.00%	25.00%
Share based compensation expenses not deductible for tax purposes	(7.19)%	4.53%	2.35%
Other expenses not deductible for tax purposes	(2.26)%	(1.13)%	(0.12)%
Effect of tax holiday	1.18%	(9.32)%	(0.27)%
Effect of different tax rate of subsidiary operation in other jurisdiction	(6.58)%	2.27%	3.20%
Valuation allowance movement	—	26.29%	(0.82)%
Withholding tax	(0.69)%	(2.39)%	4.32%
	9.46%	45.25%	33.66%

The aggregate amount and per share effect of the tax holiday are as follows:

	Year Ended December 31,
	2018	2019	2020
	$	$	$
The aggregate dollar effect	166,874	1,852,419	85,461
Per share effect—basic	0.00	0.01	0.00
Per share effect—diluted	0.00	0.01	0.00

As of December 31, 2019 and 2020, the Group had tax operating loss carry forwards of $182,439,045, and $159,850,210, respectively. The tax operating losses of entities not qualified as HNTE are available for offset against future profits that may be carried forward until calendar years 2024 and 2025, respectively and further to 2029 and 2030, respectively for qualified HNTE according to the public announcement made by the State Administration of Taxation in China in 2018.

Undistributed earnings of the Company’s PRC subsidiaries of approximately $138,560,528 at December 31, 2020 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings generated after January 1, 2009, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. The amounts of unrecognized deferred tax liabilities for these earnings are in the range of $6,928,026 to $13,856,053, as the withholding tax rate of the profit distribution will be 5% or 10% depending on whether the immediate offshore companies can enjoy the preferential withholding tax rate of 5%.

8. Share-Based Compensation

Leju Plan

In November 2013, the Company adopted a share incentive plan (“Leju Plan”), which allows the Company to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to the Group. Under the Leju Plan, the maximum number of shares that may be issued would be 8% of the total outstanding shares on an as-converted and fully diluted basis as of the effective date of the plan, and would be increased automatically by 5% of the then total outstanding shares on an as-converted fully diluted basis on each of the third, sixth and ninth anniversaries of the effective date of the Leju Plan. On December 1, 2016, the award pool under Leju plan was automatically increased by 7,553,422 ordinary shares. On December 1, 2019, the award pool under Leju plan was automatically increased by 7,833,224 ordinary shares. Options have a ten-year life.

Share Options:

During 2018, the Company granted 5,968,000 options to purchase its ordinary shares to certain of the Group’s employees at an exercise price from $1.41 to $1.55 per share. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of three years.

During 2019 and 2020, there were no options granted under Leju Plan.

The Company has used the binomial model to estimate the fair value of the options granted under the Leju Plan. The fair value per option was estimated at the date of grant using the following assumptions:

2018
Risk-free rate of return	2.96%
Contractual life of option	10 years
Estimated volatility rate	66.34%
Dividend yield	1.00%

A summary of option activities under the Leju Plan during the year ended December 31, 2020 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value of Options
		$		$
Outstanding, as of January 1, 2020	12,768,545	3.33	6.46
Granted
Exercised	(429,968)	1.42		471,610
Forfeited	(535,173)	3.66
Outstanding, as of December 31, 2020	11,803,404	3.39	5.39
Vested and expected to vest as of December 31, 2020	11,714,361	3.40	5.37
Exercisable as of December 31, 2020	10,246,364	3.69	5.07

The weighted average grant-date fair value of the options granted in 2018 was $0.75 per share. For the years ended December 31, 2018, 2019 and 2020, the Company recorded compensation expenses of $4,010,147, $2,268,554 and $1,415,526 for the share options granted to the Group’s employees, respectively. During the years ended December 31, 2018, 2019 and 2020, nil, 48,757 and 429,968 options were exercised having a total intrinsic value of $ nil, $20,441 and $471,610, respectively. The proceeds from exercise of options were nil, $69,214 and $611,734 for the years ended December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2020, there was $561,737 of total unrecognized compensation expense related to unvested share options granted under the Leju Plan. That cost is expected to be recognized over a weighted-average period of 0.46 years.

Restricted Shares:

Restricted shares are restricted from voting or receiving dividends until the shares are vested based on the stipulated service periods as set out in the award agreements.

There were no restricted shares granted under Leju Plan in 2018.

The Company granted 250,000 restricted shares to certain employees in 2019. Under the terms of each restricted shares, restricted shares vest over three years.

On March 15, 2019, the board of directors approved that portion of bonus for the senior management team would be paid in the form of restricted shares. For the year ended December 31, 2019, the Company recorded compensation expenses of $1,225,000 for 800,000 restricted shares that were granted to the senior management team in June, 2020.

On May 28, 2020, the board of directors also approved that portion of bonus for the senior management team would be paid in the form of restricted shares. For the year ended December 31, 2020, the Company recorded compensation expenses of $1,425,000 and the restricted shares have not been granted as of report date.

A summary of restricted share activity under the Leju Plan during the year ended December 31, 2020 is presented below:

	Number of Restricted Shares	Weighted Average Grant-date Fair Value
		$
Outstanding, as of January 1, 2020	250,000	1.65
Granted	800,000	1.50
Vested	(83,333)	1.65
Forfeited	—
Outstanding, as of December 31, 2020	966,667	1.53

The total grant-date fair value of restricted shares vested in 2018, 2019 and 2020 was nil, nil and $137,500, respectively.

For the years ended December 31, 2018, 2019 and 2020, the Company recorded compensation expenses of nil, $103,125 and $137,500 for the restricted shares granted to the Group’s employees which did not include the restricted shares granted as the bonus for the senior management team, respectively.

As of December 31, 2020, there was $171,875 of total unrecognized compensation expense related to unvested restricted shares granted under the Leju Plan. That cost is expected to be recognized over a weighted-average period of 1.25 years.

Omnigold Plan:

In 2015, the Group’s subsidiary, Omnigold Holdings Limited (“Omnigold”), adopted a share incentive plan (“Omnigold Plan”), which proposed that (i) the maximum number of shares of Omnigold available for issuance pursuant to all awards under the Ominigold Plan would initially be 5,000,000 as of the date of the Ominigold Plan was approved and adopted by the Board of Omnigold (the “Effective Dare”), and (ii) the Ominigold Plan would be increased automatically by 5% of the then total issued and outstanding shares of Omnigold on an as-converted fully diluted basis on each of the third, sixth and ninth anniversary of the Effective Date. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of three years.

There were no options granted under Omnigold Plan in 2018, 2019 and 2020.

For the years ended December 31, 2018, 2019 and 2020, the Company recorded compensation expenses of $48,215, nil and nil, respectively.

There were no options exercised during the years ended December 31, 2018, 2019 and 2020.

As of December 31, 2020, there was no unrecognized compensation expense given that all share options granted under the Omnigold Plan had been vested.

9. Employee Benefit Plans

The Group’s PRC subsidiaries and VIEs are required by law to contribute a certain percentage of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed $15,096,793, $14,444,210, and $8,027,949 for the years ended December 31, 2018, 2019 and 2020, respectively, for such benefits.

10. Distribution of Profits

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

The amounts of the reserve fund for the Group as of December 31, 2019 and 2020 were $9,170,389 and $9,705,317, respectively.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $35,493,857, of which $9,093,749 was attributed to general reserve and registered capital of the VIEs, as of December 31, 2020.

11. Segment Information

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

The following table summarizes the revenue information of the Group:

	Year Ended December 31,
	2018	2019	2020
	$	$	$
E-commerce	320,271,080	547,184,192	547,895,262
Online advertising	138,371,646	143,778,573	170,782,688
Listing	3,387,930	1,642,190	848,033
	462,030,656	692,604,955	719,525,983

Geographic

Substantially all of the Group’s revenues from external customers are located in the PRC.

Major customers

There were no customers from whom revenue accounted for 10% or more of total revenue for the years ended December 31, 2018, 2019 and 2020, respectively.

12. Related Party Balances and Transactions

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
E-House Enterprise

Mr. Xin Zhou, executive chairman of Leju, is E-House Enterprise’s chairman.

E-House Enterprise was a subsidiary of E-House before it became a listed company in Hong Kong in July, 2018.

Leju has been a subsidiary of E-House Enterprise since November 4, 2020. (Note 1)

E-House

Under the common control of E-House Holdings until December 30, 2016, and E-House Holdings became largest shareholder from December 31, 2016 to November 4, 2020.

Mr. Xin Zhou, executive chairman of Leju, is E-House’s ultimate controller. (Note 1).

SINA	A shareholder with significant influence
Shanghai Yicang Enterprise Management Ltd. (“Yicang”)	Mr. Xin Zhou, executive chairman of Leju, is Yicang’s chairman and ultimate controller before April 2019. Yicang was disposed of in April, 2019.
Shanghai Tianji Network Services Ltd. (“Tianji Network”) (formerly known as Shanghai Yunchuang Information & Technology Ltd.)	Mr. Xin Zhou, executive chairman of Leju, is Tianji Network’s ultimate controller
Yunnan Huixiangju Information & Consultant Ltd. (“Huixiangju”)	One of the Group’s investment affiliates and the Group owns 51% equity interest and has significant influence
Suzhou Qianyisheng Information & Consultant Ltd. (“Qianyisheng”)	One of the Group’s investment affiliates and the Group owns 19% equity interest and has significant influence
Shanghai Quanzhuyi Home Furnishing Accessories Ltd. (“QuanZhuYi”)	One of the Group’s investment affiliates and the Group owns 13.5% equity interest and has significant influence
Tencent Holdings Ltd. or certain of its affiliates (“Tencent”)	A shareholder with significant influence
Jupai Holdings Ltd. (“Jupai”)	Mr. Xin Zhou, executive chairman of Leju, is Jupai’s director. E-House Holdings has significant influence on Jupai and Leju

Subsequent to Leju’s IPO, E-House began charging the Group corporate service fees pursuant to agreements entered into in March 2014 in connection with Leju’s IPO. Under these service arrangements, E-House provides various corporate support services to the Group, including general finance and accounting, human resource management, administrative, internal control and internal audit, operational management, legal and information technology. The termination provisions in the arrangements were amended on November 4, 2020 and E-House continues to provide such services under the amended services arrangements. E-House charges the Group a fee based on an estimate of the actual cost incurred to provide such services, which amounted to $1,942,495, $1,772,642 and $1,910,204 for the years ended December 31, 2018, 2019 and 2020, respectively.

During the years ended December 31, 2018, 2019 and 2020, significant related party transactions were as follows:

	Year Ended December 31,
	2018	2019	2020
	$	$	$
Corporate service provided by E-House under service agreements	1,942,495	1,772,642	1,910,204
Online advertising resources fee recognized as cost of revenues purchased from SINA	19,828,784	18,281,406	29,322,241
Online advertising resources fee recognized as cost of revenues purchased from Tencent	23,488,344	21,441,779	17,790,501
Services purchased from/rental cost paid to E-House	1,950,976	1,478,163	764,952
Services purchased from E-House Enterprise	4,269,565	7,427,364	21,429,920
Services purchased from Jupai	236,432	132,586	34,160
Services purchased from Tianji Network	17,216	1,090,583	493,176
Services purchased from Yicang (Note B)	9,438	17,767	—
Total services purchased from related parties	51,743,250	51,642,290	71,745,154

Online advertising services provided to E-House	—	23,168	—
Compensation from E-House (Note A)	3,425,741	—	—
Services provided to E-House Enterprise	1,904,027	1,391,448	1,392,190
Services provided to Investing affiliates	—	1,319,805	2,393,204
Total online advertising services provided to related parties	5,329,768	2,734,421	3,785,394
Fee paid to Tencent for advertising resources on behalf of customers (Note C)	—	9,247,005	43,083,548

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

Note B: Yicang was a related party before it was disposed of in April, 2019. The transactions with Yicang in 2019 represent the services purchased from Yicang from January to April, 2019.

Note C: The Group has determined that it acts as an agent for those arrangements as the Group only earns agreed rebates from certain media outlets and recognizes such rebates as revenue on a net basis.  Media outlets grant the Group rebates in the form of prepayments for the media outlets’ services or cash, mainly based on the gross spending of the advertisers. For performance obligations for which it acts as the agent, revenue is recorded net of the costs for advertising placements from suppliers, equal to the amount retained for its fee or commission. Fees paid to Tencent for advertising resources on behalf of customers represent costs paid to Tencent for such arrangements.

The transactions are measured at the amount of consideration established and agreed to by the related parties.

As of December 31, 2019 and 2020, amounts due from related parties were comprised of the following:

	As of December 31,
	2019	2020
	$	$
E-House (1)	555,652	—
E-House Enterprise (2)	906,009	—
Investing affiliates (3)	1,384,378	692
Tencent (4)	6,827,030	9,078,854
Allowance for current expected credit losses	—	(3,188)
Total	9,673,069	9,076,358

As of December 31, 2019 and 2020, amounts due to related parties were comprised of the following:

	As of December 31,
	2019	2020
	$	$
E-House (1)	—	129,566
SINA (5)	3,263,565	3,238,329
Tianji Network (6)	1,143,212	1,499,447
E-House Enterprise (2)	—	2,238,543
Total	4,406,777	7,105,885

(1)             The amounts due from/to E-House as of December 31, 2019 and 2020 were primarily for net results for compensation receivable from E-House (See Note A) and payable for corporate service fees charged by E-House.

(2)             The amounts due from/to E-House Enterprise as of December 31, 2019 and 2020 represent net results for receivable for online advertising revenue from E-House Enterprise and payable for marketing service fees charged by E-House Enterprise.

(3)             The amounts due from affiliates as of December 31, 2019 and 2020 represent receivable for e-commerce platform service fee from Huixiangju and the expense paid on behalf of Qianyisheng.

(4)             The amounts due from Tencent as of December 31, 2019 and 2020 represent prepaid fees for online advertising resources.

(5)             The amounts due to SINA as of December 31, 2019 and 2020 represent payable for online advertising resources fee.

(6)         The amounts due to Tianji Network as of December 31, 2019 and 2020 represent payable for technical service fees.

The roll forward of the payable to / (receivable from) E-House for the years ended December 31, 2018, 2019 and 2020 is as follows:

		Year Ended December 31,
		2018	2019	2020
		$	$	$
Balance at January 1		1,376,955	(894,222)	(555,652)
Receivable from E-House Enterprise as of January 1, 2018	(A)	466,722	—	—
Corporate service provided by E-House under services agreements	(B)	1,942,495	1,772,642	1,910,204
Service provided to E-House	(B)	—	(23,168)	—
Service purchased from/rental cost paid to E-House	(B)	1,950,976	1,478,163	764,952
Compensation from E-House	(C)	(3,425,741)	—	—
Net payment	(D)	(3,205,629)	(2,889,067)	(1,989,938)
Balance at December 31		(894,222)	(555,652)	129,566

	As of December 31,
	2019	2020
	$	$
Net results for service fee (B) and compensation from E-House (C)	(555,652)	129,566
Amounts due to/(due from) E-House	(555,652)	129,566

(A)           Represents receivable from E-House Enterprise as of January 1, 2018. E-House Enterprise was no longer a subsidiary of E-House from 2018. Therefore, the amount due from E-House Enterprise as of January 1, 2018 has been carved out from the current period’s reconciliation.

(B)           Represents services provided by or to E-House.

(C)           Represents compensation from E-House. See Note A above.

(D)           Represents net cash payment for activities (B and C) between the Company and E-House.

The roll forward of the payable to / (receivable from) E-House Enterprise for the year ended December 31, 2020 are as follows:

		Year Ended December 31,
		2020
		$
Balance at January 1		(906,009)
Service provided to E-House Enterprise	(E)	(1,392,190)
Service purchased from E-House Enterprise	(E)	21,429,920
Net payment	(F)	(16,893,178)
Balance at December 31		2,238,543

(E)            Represents services provided by or to E-House Enterprise.

(F)             Represents net cash flow for the activities E between the Company and E-House Enterprise.

13. Commitments and Contingencies

The Group is subject to claims and legal proceedings that arise in the ordinary course of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Group. The Group does not believe that any of these matters will have a material effect on its business, assets or operations.

14. Subsequent Events

There is no significant subsequent event occurred.