Form 20-F
period 2021-12-31
Leju Holdings Ltd
filed 2022-04-13
CIK 1596856

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021.

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

136,822,601 ordinary shares (excluding the 3,580,151 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan), par value $0.001 per share, as of December 31, 2021.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Yes  ☐ No  ☒

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“Leju” are to Leju Holdings Limited, and “we,” “us,” “our company,” or “our” are to Leju Holdings Limited and its subsidiaries, and, in the context of describing our operations and consolidated financial information, our consolidated variable interest entities in China (each a consolidated variable interest entity), including but not limited to Beijing Leju, Leju Hao Fang and Beijing Jiajujiu, and their respective subsidiaries;
●	“ADSs” are to our American depositary shares, each of which represents one ordinary share;
●	“Alibaba” are to Alibaba Group Holding Limited;
●	“Beijing Leju” are to Beijing Yisheng Leju Information Services Co., Ltd.;
●	“Beijing Jiajujiu” are to Beijing Jiajujiu E-Commerce Co., Ltd.;
●	“Beijing Maiteng” are to Beijing Maiteng Fengshun Science and Technology Co., Ltd.;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;
●	“E-House” are to E-House (China) Holdings Limited, a Cayman Islands exempted company with limited liability, and its predecessor entities;
●	“E-House Enterprise” are to E-House (China) Enterprise Holdings Limited, an exempted company incorporated in the Cayman Islands with limited liability and listed on the main board of the Hong Kong Stock Exchange (stock code: 2048);
●	“O2O services” are to online to offline services, including in connection with the marketing of new residential properties by developers;
●	“ordinary shares” to our ordinary shares, par value $0.001 per share;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“Shanghai SINA Leju” are to Shanghai SINA Leju Information Technology Co., Ltd.;
●	“Leju Hao Fang” are to Shanghai Leju Hao Fang Information Service Co., Ltd. (formerly known as Shanghai Yi Xin E-Commerce Co., Ltd.);
●	“Shanghai Yi Yue” are to Shanghai Yi Yue Information Technology Co., Ltd.;
●	“SINA” are to SINA Corporation;
●	“Tencent” are to Tencent Holdings Limited or certain of its affiliates which have entered into agreements with us as described under “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions and Agreements with Tencent”, as applicable;
●	“TM Home” are to TM Home Limited;
●	“U.S. dollars”, “$”, and “dollars” are to the legal currency of the United States;
●	“Weibo” are to SINA’s microblog; and
●	“Weixin” are to Tencent’s social communication platform “wechat”.

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

You can identify these forward-looking statements by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

●	our anticipated growth strategies;
●	our future business development, results of operations and financial condition;
●	expected changes in our revenues and certain cost or expense items;
●	the impact of the COVID-19 on our business operations, the industries we are operating in and the economy of China and elsewhere generally;
●	our ability to attract clients and further enhance our brand recognition; and
●	trends and competition in the real estate services industry.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with our Consolidated Variable Interest Entities

Leju Holdings Limited is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its consolidated variable interest entities. We conduct our operations primarily through our PRC subsidiaries and our consolidated variable interest entities (including our variable interest entities, or VIEs, and their subsidiaries) in China. PRC laws and regulations restrict and impose conditions on foreign investment in the internet industry and there is uncertainty over administrative practice in advertising industries. Accordingly, we operate part of our business through our consolidated variable interest entities, and rely on contractual arrangements among our PRC subsidiaries, our consolidated variable interest entities and their shareholders to control the business operations of our consolidated variable interest entities. Revenues contributed by our consolidated variable interest entities accounted for 99.9%, 99.9% and 99.9% of our total revenues for the years of 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to Leju Holdings Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, our consolidated variable interest entities in China, including but not limited to Beijing Leju, Leju Hao Fang, or Beijing Jiajujiu, and their respective subsidiaries. Holders of Leju’s ADSs hold equity interest in Leju Holdings Limited, our Cayman Islands holding company, and do not have direct or indirect interest in our consolidated variable interest entities in China.

A series of contractual agreements, including exclusive call option agreements, loan agreements, equity pledge agreements, powers of attorney, exclusive business cooperation agreements, have been entered into by and among our subsidiaries, our consolidated variable interest entities and their respective shareholders. Terms contained in each set of contractual arrangements with our consolidated variable interest entities and their respective shareholders are substantially similar. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entities, and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in PRC courts. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with Beijing Leju, Leju Hao Fang and Beijing Jiajujiu and their respective shareholders for a portion of our operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of our consolidated variable interest entities may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of Leju, a Cayman Islands holding company, with respect to its contractual arrangements with our consolidated variable interest entities and their shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our consolidated variable interest entities is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— If the PRC government finds that the agreements that establish the structure for operating our advertising services business and real estate online business in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the internet information service industry, we could be subject to severe penalties” and “—Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with our consolidated variable interest entities. If the PRC government deems that our contractual arrangements with our consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Leju, its PRC subsidiaries and consolidated variable interest entities, and investors of Leju face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our consolidated variable interest entities and, consequently, significantly affect the financial performance of our consolidated variable interest entities and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China —Uncertainties with respect to the PRC legal system could adversely affect us.” and “—Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and consolidated variable interest entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of Leju, its PRC subsidiaries and consolidated variable interest entities in China, including, among others, the value-added telecommunications business operating license with the approved business scope of “internet information service” and the filing with the real estate administrative authority for our real estate agency and brokerage businesses, and also given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we are required and may further be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—If we fail to obtain or keep licenses, permits or approvals applicable to the various online real estate services provided by us, we may incur significant financial penalties and other government sanctions.”

Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, and a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, for public comments, according to which, the issuer or its affiliated major domestic operating company, as the case may be, shall file with the CSRC and report the relevant information for its follow-on offshore offering and other equivalent offshore offering activities. As of the date of this annual report, the aforementioned draft provisions have not been adopted and there still exists substantial uncertainties surrounding the CSRC requirements at this stage. The approval of or report and filing with the CSRC, or other governmental authorities may be required in connection with our future offshore offerings, and, if required, we cannot predict if we will be able to obtain such approval or complete such report and filing process.

For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The approval of or report and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting process.”

Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (United States), or the PCAOB, for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. We have appointed Yu Certified Public Account, P.C., or Yu CPA, for the audit of our consolidated financial statements since the fiscal year ended December 31, 2019. Yu CPA is a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. Our predecessor auditor's work related to our operations in China for the fiscal years 2012 to 2018 was not inspected by the PCAOB. There is no guarantee that our current auditor or any future auditor engaged by us would remain subject to full PCAOB inspection during the entire term of our engagement, which may impact our ability to remain listed on a United States exchange. The related risks and uncertainties could cause the value of the ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Although our independent registered public accounting firm is registered with the PCAOB and currently subject to periodic PCAOB inspection, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our ADSs may be delisted or prohibited from trading.”

Cash and Asset Flows through Our Organization

Leju Holdings Limited is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and consolidated variable interest entities in China. As a result, although other means are available for us to obtain financing at the holding company level, Leju Holdings Limited’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by our PRC consolidated variable interest entities. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Leju Holdings Limited. In addition, our PRC subsidiaries are permitted to pay dividends to Leju Holdings Limited only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and consolidated variable interest entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries and consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our consolidated variable interest entities in which we have no legal ownership, totaling $40.7 million, $52.9 million and $42.1 million as of December 31, 2019, 2020 and 2021, respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our PRC subsidiaries and consolidated variable interest entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.”

Under PRC law, Leju Holdings Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, and to our PRC consolidated variable interest entities only through loans, subject to satisfaction of applicable government registration and approval requirements. In the years ended December 31, 2019, 2020 and 2021, Leju Holdings Limited extended loans with outstanding principal amount of RMB40.0 million, RMB40.0 million and RMB40.0 million, respectively, to our intermediate holding companies and subsidiaries, and our consolidated variable interest entities received RMB40.0 million, RMB40.0 million and RMB40.0 million as capital or investment, respectively.

Leju Holdings Limited declared and paid cash dividends of USD26.9 million in 2015. It does not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2019, 2020 and 2021 and selected consolidated balance sheet data as of December 31, 2020 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our selected consolidated statement of operations data for the fiscal years ended December 31, 2017 and 2018 and our consolidated balance sheet data as of December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements not included in this annual report.

Our selected consolidated financial data also includes certain non-GAAP measures, which are not required by, or presented in accordance with U.S. GAAP, but are included because we believe they are indicative of our operating performance and are used by investors and analysts to evaluate companies in our industry.

Our historical results do not necessarily indicate results expected for any future periods.

	Year Ended December 31,
Selected Consolidated Statement of Operations Data	2017	2018	2019	2020	2021

	(in thousands of $, except share and per share data)
Revenues
E-commerce	234,836	320,271	547,184	547,895	411,097
Online advertising	113,235	138,372	143,779	170,783	122,522
Listing	14,461	3,388	1,642	848	498
Total net revenues	362,532	462,031	692,605	719,526	534,117
Cost of revenues	(74,054)	(72,910)	(68,298)	(73,762)	(55,801)
Selling, general and administrative expenses	(434,276)	(402,258)	(607,165)	(622,026)	(645,623)
Goodwill impairment	(41,223)	—	—	—	—
Other operating income, net	3,072	2,163	598	381	560
Income (loss) from operations	(183,949)	(10,974)	17,740	24,119	(166,747)
Income (loss) before income taxes and income (loss) from equity in affiliates	(182,155)	(14,107)	19,871	31,687	(163,408)
Net income (loss)	(162,043)	(12,852)	10,872	20,998	(149,924)
Net income (loss) attributable to Leju Holdings Limited shareholders	(160,901)	(13,481)	11,522	19,302	(150,934)
Income (loss) Earnings per share:
Basic	(1.19)	(0.10)	0.08	0.14	(1.10)
Diluted	(1.19)	(0.10)	0.08	0.14	(1.10)
Weighted average numbers of shares used in computation:
Basic	135,708,350	135,763,962	135,770,793	136,070,785	136,652,162
Diluted	135,708,350	135,763,962	135,811,751	137,564,567	136,652,162

	As of December 31,
Selected Consolidated Balance Sheet Data	2017	2018	2019	2020	2021

	(in thousands of $)
Cash and cash equivalents	150,968	147,263	159,012	284,489	250,314
Accounts receivable and contract assets, net of allowance	80,606	104,834	148,467	204,586	37,486
Total current assets	284,833	280,552	383,201	522,707	320,875
Intangible assets, net	70,631	57,401	45,581	34,213	23,298
Total assets	438,944	416,727	524,480	641,961	437,248
Amounts due to related parties	3,093	3,477	4,407	7,106	7,632
Total current liabilities	163,891	160,381	237,513	316,890	260,708
Total liabilities	181,907	175,161	272,121	347,176	286,189
Total Leju Holdings Limited shareholders’ equity	260,303	244,089	255,401	295,927	151,255

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

The following table reconciles our adjusted income (loss) from operations, adjusted net income (loss) and adjusted net income (loss) attributable to Leju Holdings Limited shareholders in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP:

	Year Ended December 31,
	2017	2018	2019	2020	2021

	(in thousands of $)
Income (loss) from operations	(183,949)	(10,974)	17,740	24,119	(166,747)
Share-based compensation expense(1)	3,525	4,058	3,597	2,978	1,657
Amortization of intangible assets resulting from business acquisitions	13,333	13,064	12,611	11,180	10,558
Goodwill impairment	41,223	—	—	—	—
Adjusted income (loss) from operations	(125,868)	6,148	33,948	38,277	(154,532)
Net income (loss)	(162,043)	(12,852)	10,872	20,998	(149,924)
Share-based compensation expense(1)	3,525	4,058	3,597	2,978	1,657
Amortization of intangible assets resulting from business acquisitions	13,333	13,064	12,611	11,180	10,558
Goodwill impairment	41,223	—	—	—	—
Income tax benefits:
Current	—	—	—	—	—
Deferred(2)	(2,144)	(3,266)	(3,153)	(2,795)	(2,640)
Adjusted net income (loss)	(106,106)	1,004	23,927	32,361	(140,349)
Net income (loss)	(160,901)	(13,481)	11,522	19,302	(150,934)
Share-based compensation expense(1)	3,491	4,038	3,597	2,978	1,657
Amortization of intangible assets resulting from business acquisitions	13,333	13,064	12,611	11,180	10,558
Goodwill impairment	41,223	—	—	—	—
Income tax benefits:
Current	—	—	—	—	—
Deferred(2)	(2,144)	(3,266)	(3,153)	(2,795)	(2,640)
Adjusted net income (loss) attributable to Leju Holdings Limited shareholders	(104,998)	355	24,577	30,665	(141,359)

Note:

(1)	Share-based compensation expense includes share-based compensation expenses recorded by us for our own plans and options granted to our employees under E-House’s share incentive plan.
(2)

Represents the realization of deferred tax liabilities recognized for the temporary difference between the tax basis of intangible assets recognized from acquisitions and their reported amounts in the financial statements. The income tax impact on the share-based compensation expense and goodwill impairment are nil.

Financial Information Related to Our Consolidated Variable Interest Entities

The following table presents the condensed consolidating schedule of financial position for our consolidated variable interest entities and other entities as of the dates presented.

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2021
		Consolidated
	Company	Variable Interest
	Subsidiaries	Entities	Eliminations	Consolidated Total

	USD
	(In thousand)
Total net revenues	498	582,290	(48,671)	534,117
Cost of revenues	(8,071)	(47,730)	—	(55,801)
Selling, general and administrative expenses	(79,342)	(614,952)	48,671	(645,623)
Other operating income, net	116	444	—	560
Loss from operations	(86,799)	(79,948)	—	(166,747)
Loss before income taxes and income (loss) from equity in affiliates	(86,435)	(76,973)	—	(163,408)
Net loss	(68,394)	(81,530)	—	(149,924)

	For the Year Ended December 31, 2020
		Consolidated
	Company	Variable Interest
	Subsidiaries	Entities	Eliminations	Consolidated Total

	USD
	(In thousand)
Total net revenues	50,636	718,861	(49,971)	719,526
Cost of revenues	(8,149)	(115,584)	49,971	(73,762)
Selling, general and administrative expenses	(29,354)	(592,672)	—	(622,026)
Other operating income, net	191	190	—	381
Income from operations	13,324	10,795	—	24,119
Income before income taxes and income (loss) from equity in affiliates	13,804	17,883	—	31,687
Net income	6,720	14,278	—	20,998

	For the Year Ended December 31, 2019
		Consolidated
	Company	Variable Interest
	Subsidiaries	Entities	Eliminations	Consolidated Total

	USD
	(In thousand)
Total net revenues	40,123	691,566	(39,084)	692,605
Cost of revenues	(8,475)	(98,907)	39,084	(68,298)
Selling, general and administrative expenses	(11,539)	(595,626)	—	(607,165)
Other operating income, net	411	187	—	598
Income (loss) from operations	20,520	(2,780)	—	17,740
Income (loss) before income taxes and income (loss) from equity in affiliates	22,706	(2,835)	—	19,871
Net income (loss)	13,716	(2,844)	—	10,872

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2021
		Consolidated
	Company	Variable Interest
	Subsidiaries	Entities	Eliminations	Consolidated Total

	USD
	(In thousand)
Cash and cash equivalents	50,505	199,809	—	250,314
Accounts receivable and contract assets, net of allowance	1,585	35,901	—	37,486
Total current assets	213,626	266,217	(158,968)	320,875
Intangible assets, net	22,959	339	—	23,298
Total assets	266,476	329,740	(158,968)	437,248
Amounts due to related parties	4,938	155,388	(152,694)	7,632
Total current liabilities	41,280	372,122	(152,694)	260,708
Total liabilities	47,008	391,875	(152,694)	286,189
Total Leju Holdings Limited shareholders’ equity	219,472	(61,943)	(6,274)	151,255

	As of December 31, 2020
		Consolidated
	Company	Variable Interest
	Subsidiaries	Entities	Eliminations	Consolidated Total

	USD
	(In thousand)
Cash and cash equivalents	47,513	236,976	—	284,489
Accounts receivable and contract assets, net of allowance	3,651	200,935	—	204,586
Total current assets	288,774	459,969	(226,036)	522,707
Intangible assets, net	33,610	603	—	34,213
Total assets	340,743	527,254	(226,036)	641,961
Amounts due to related parties	2,368	224,644	(219,906)	7,106
Total current liabilities	51,708	485,088	(219,906)	316,890
Total liabilities	60,223	506,859	(219,906)	347,176
Total Leju Holdings Limited shareholders’ equity	280,540	21,517	(6,130)	295,927

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2021
		Consolidated
	Company	Variable Interest
	Subsidiaries	Entities	Consolidated Total

	USD
	(In thousand)
Net cash (used in) provided by operating activities	1,539	(41,428)	(39,889)
Net cash (used in)/provided by investing activities	(749)	431	(318)
Net cash provided by financing activities	1,033	—	1,033

	For the Year Ended December 31, 2020
		Consolidated
	Company	Variable Interest
	Subsidiaries	Entities	Consolidated Total

	USD
	(In thousand)
Net cash provided by operating activities	8,034	100,461	108,495
Net cash (used in)/provided by investing activities	1,171	(1,069)	102
Net cash provided by financing activities	540	—	540

	For the Year Ended December 31, 2019
		Consolidated
	Company	Variable Interest
	Subsidiaries	Entities	Consolidated Total

	USD
	(In thousand)
Net cash (used in)/provided by operating activities	(24,975)	44,671	19,696
Net cash (used in)/provided by investing activities	253	(5,814)	(5,561)
Net cash (used in)/provided by financing activities	41	—	41

A.          [Reserved]

B.          Capitalization and Indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business

●	Our business is susceptible to fluctuations in China’s real estate industry, which may materially and adversely affect our results of operations.
●	Our business may be materially and adversely affected by government measures aimed at China’s real estate industry.
●	We may fail to compete effectively, which could significantly reduce our market share and materially and adversely affect our business, financial condition and results of operations.
●	Failure to continue to develop and expand our content, service offerings and features, and to develop or incorporate the technologies that support them, could jeopardize our competitive position.
●	Failure to attract and retain qualified personnel at a reasonable cost could jeopardize our competitive position.
●	We derive a substantial portion of our revenues from several major urban centers in China, and we face market risk due to our concentration in these major urban areas.
●	Regulation of the internet industry in China, including censorship of information distributed over the internet and the complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity, may materially and adversely affect our business.

Risks Related to Our Corporate Structure

●	Leju is a Cayman Islands holding company with no equity ownership in our consolidated variable interest entities. We conduct our operations primarily through our PRC subsidiaries and consolidated variable interest entities in China. Holders of Leju’s ADSs hold equity interest in Leju Holdings Limited, our Cayman Islands holding company, and do not have direct or indirect interest in our consolidated variable interest entities in China. If the PRC government deems that our contractual arrangements with our consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Leju, its PRC subsidiaries and consolidated variable interest entities, and investors of Leju face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our consolidated variable interest entities and, consequently, significantly affect the financial performance of our consolidated variable interest entities and our company as a group.
●	We rely on contractual arrangements with Beijing Leju, Leju Hao Fang and Beijing Jiajujiu and their respective shareholders for a portion of our operations, which may not be as effective as direct ownership in providing operational control.
●	Our ability to enforce the equity pledge agreements between us and the shareholders of Beijing Leju, Leju Hao Fang or Beijing Jiajujiu may be subject to limitations based on PRC laws and regulations.

Risks Related to Doing Business in China

●	Changes in PRC government policies could have a material and adverse effect on overall economic growth in China, which could adversely affect our business.
●	The approval of or report and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting process.
●	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.
●	Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.
●	Although our independent registered public accounting firm is registered with the PCAOB and currently subject to periodic PCAOB inspection, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our ADSs may be delisted or prohibited from trading.

Risks Related to Our ADSs

●	The market price for our ADSs has been and may continue to be highly volatile.
●	Our ADSs may be delisted from the New York Stock Exchange as a result of our failure of meeting the New York Stock Exchange continued listing requirements.
●	We are a “controlled company” within the meaning of the NYSE Listed Company Manual and, as a result, has relied and may continue to rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

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

The real estate industry in China is subject to government regulations, including measures that are intended to control real estate prices. The regulations at both central government level and local government level change from time to time, to either stimulate or depress the real estate market, and it is difficult to foresee the timing or direction of regulatory changes. In the fourth quarter of 2016, local governments in more than 20 cities issued notices to restrict purchases of houses, including Beijing, Shanghai, Shenzhen, Guangzhou and Tianjin. The restrictive measures include, but are not limited to, an adjustment to the percentage of required down payment, more restrictive eligibility requirement imposed on purchasers and a limit on the maximum number of houses one may purchase. During the first quarter of 2017, a new round of restrictive measures at national level has permeated into more than 30 cities, including both first-tier and second-tier cities. For example, first-tier cities such as Beijing and Guangzhou further increased the percentage of required down payment. Meanwhile, a number of second-tier cities such as Hangzhou, Fuzhou, Nanjing, Changsha and Shijiazhuang have set a series of restrictions, including the maximum number of houses one may purchase, the maximum amount of mortgage loan(s) one may borrow, and the percentage of required down payment. In 2017, local governments of both first-tier and second-tier cities have also promulgated various policies to impose restrictions or eligibility requirements on buyers purchasing real estate. In the first three quarters of 2018, central and local governments emphasized the general administrative policy that “housing is for living, not for speculation”, and continuously implemented restrictive policies to curb significant increase of housing price. Furthermore, as a practical method to curb the housing price in China, local governments in certain areas of China have been reviewing the upper price limit of new residential properties for sale with increased scrutiny. If the local government determines, at its own discretion, that the upper price limit of a new residential property in its real estate sale plan is too high, the local government may refuse to approve such sale plan. In 2019, central government reiterated its insistence on the general administrative policy that “housing is for living, not for speculation,” and clearly put forward that real estate should not be used as a short-term tool for stimulating economy. In April 2019, Ministry of Housing and Urban-Rural Development of the People’s Republic of China gave warnings to four cities, Foshan, Suzhou, Dalian and Nanning, where the price index of newly built commercial housing and second-hand housing increased significantly. In December 2019, National Conference on Housing and Urban-rural Development emphasized that land prices and housing prices should remain stable in 2020, and restrictive measures should be continuously adopted. Since 2020, local governments in several cities have implemented control measures for housing price. For example, the Municipal Bureau of Housing and Urban Rural Development of Shenzhen promulgated regulations that families and adult singles (including divorced persons) who are willing to purchase commercial houses must have settled in the Shenzhen for three years, and shall provide a continuous payment certificate of personal income tax or social insurance for at least 36 months. Shanghai Housing and Urban Rural Construction Management Committee, together with other seven municipal bureaus, promulgated regulations that prioritize the needs of families without houses and adopt a scoring system for the purchase of first-hand houses. Under this scoring system, each purchaser will be scored based on the marital status, registered residence location, number of houses owned by the purchaser and purchase records of commercial houses within five years. On July 13, 2021, certain PRC authorities promulgated Notice on the Continuous

Rectification and Regulation of the Real Estate Market Order, which provides for intensified punishment by local authorities for real estate agencies violating laws and regulations, including warning and interview, suspension of business for rectification, revocation of business license and qualification certificate, exposure to the public, and reference to security and judicial authorities for investigation and punishment in the case of criminal offence. However, it is uncertain for how long these measures will remain in effect, and whether the central or local governments will further tighten their policies or adopt new measures that are less restrictive. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate. Our business may be materially and adversely affected as a result of decreased transaction volumes or real estate prices that may result from government policies.

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

We derive a substantial portion of our revenues from major urban centers in China, including Beijing, Hainan, Guangzhou and Foshan. In the year ended December 31, 2021, approximately 38% of our revenues was derived from Beijing, Hainan, Guangzhou and Foshan. We expect these four urban centers to continue to be important sources of revenues. If any of these major urban centers experiences an event that negatively impacts the local real estate industry or online advertising, such as a serious economic downturn or contraction, a natural disaster, or slower growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our business and growth prospects could be materially and adversely impacted.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

COVID-19 has had a severe and negative impact on the Chinese and the global economy. For more details on risks related to the COVID-19 pandemic, see “The COVID-19 pandemic has had and may continue to have a material adverse impact on our business, operating results and financial condition.”

Although Chinese economy recovered to some degree in 2021, there remains substantial uncertainty about the dynamic of the COVID-19 pandemic, which may have potential continuing impacts on subsequent periods, if the global pandemic and the resulting disruption were to extend over a prolonged period, or if a wide spread of COVID-19 happens again in China. The global spread of COVID-19 pandemic in major countries of the world may also result in global economic distress, and the extent to which it may affect our results of operations will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict. Even before the COVID-19 pandemic, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which has been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Our business depends heavily on the performance and reliability of China’s internet infrastructure, the continued accessibility of bandwidth and servers on our service providers’ networks and the continuing performance, reliability and availability of our technology platform. Any failure to maintain the satisfactory performance, reliability, security and availability of our computer and hardware systems may cause significant harm to our reputation and our ability to attract and maintain customers and visitor traffic. Major risks related to our network infrastructure include:

●	any breakdown or system failure resulting in a sustained shutdown of our servers, including failures which may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware;
●	any disruption or failure in the national backbone network, which would prevent our customers and users from accessing our websites;
●	any damage from fire, flood, earthquake and other natural disasters; and
●	computer viruses, hackings and similar events.

Computer viruses and hackings may cause delays or other service interruptions and could result in significant damage to our hardware, software systems and databases, disruptions to our business activities, such as to our e-mail and other communication systems, breaches of security and inadvertent disclosure of confidential or sensitive information, inadvertent transmissions of computer viruses and interruptions of access to our websites through the use of denial-of-service or similar attacks. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. We maintain most of our servers and backup servers in Beijing, and all information on our websites is backed up weekly. Any hacking, security breach or other system disruption or failure that occurs in between our weekly backup procedures could disrupt our business or cause us to lose, and be unable to recover, data such as real estate listings, contact information and other important customer information.

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

We are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and
●	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the NPC, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the MPS and the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4.B. Information on the Company—Business Overview—Regulation.” The following are examples of certain recent PRC regulatory activities in this area:

Data Security

●	In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.
●	In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Personal Information and Privacy

●	The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.
●	In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our website or our mobile platform and input protected information, we may become subject to provisions of the GDPR.

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

We provide third-party content on our websites such as real estate listings, contractor information listings, links to third-party websites, advertisements and content provided by customers and users of our community-oriented services. In addition, our website, jiaju.com, is a platform for third-party home furnishing distributors to offer their products and services to consumers. We could be exposed to liability with respect to such third-party information or the goods and services sold through our website. Among other things, we may face assertions that, by directly or indirectly providing such third-party content or links to other websites, we should be liable for defamation, negligence, copyright or trademark infringement, or other actions by parties providing such content or operating those websites. We may also face assertions that content on our websites, including statistics or other data we compile internally, or information contained in websites linked to our websites contains false information, errors or omissions, and users and our customers could seek damages for losses incurred as a result of their reliance upon or otherwise relating to incorrect information. We may also be subject to fines and other sanctions by the government for such incorrect information. Moreover, our relevant consolidated variable interest entities, as internet advertising service providers, are obligated under PRC laws and regulations to monitor the advertising content shown on our websites for compliance with applicable law. Especially, on November 26, 2021, SAMR issued the Measures for the Administration of Internet Advertising (Draft for comment) for public comment, which requires that advertisers shall be responsible for the authenticity and legality of the content of Internet advertisements, including but not limited to check the relevant advertising supporting documents and verify the advertising contents. Violation of applicable law may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the offending advertisements and orders to publish advertisements correcting the misleading information. In case of serious violations, the PRC authorities may revoke the offending entities’ advertising licenses and/or business licenses. In addition, our websites could be used as a platform for fraudulent transactions. The measures we take to guard against liability for third-party content or information may not be adequate to exonerate us from relevant civil and other liabilities. Any such claims, with or without merit, could be time-consuming to defend and result in litigation and significant diversion of management’s attention and resources. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against these claims and suffer damage to our reputation. Our general liability insurance may not cover all potential claims to which we are exposed to and may not be adequate to indemnify us for all liability that may be imposed.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. See “Item 15. Controls and Procedures”. However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level.

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

In recent years, there have been outbreaks of epidemics in China and globally. Starting from early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government has taken a number of actions, which include quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The pandemic resulted in a general slowdown in China’s economy and a significant reduction in real estate transaction volumes as many of our developer clients had to close their project sales centers and show rooms for an extended period, adversely affecting our e-commerce services. Many real estate developers also scaled back online advertising expenditures.

In the fiscal year of 2021, some instances of COVID-19 infections emerged in various regions of China has resulted in the regional shutdown and delay in the commencement of operations, as well as varying levels of travel restrictions. Since December 2021, there has been a recurrence of COVID-19 outbreaks in certain provinces of China due to the Delta and Omicron variants. As a result, the Chinese government has implemented similar measures as described above to contain further spread of COVID-19. Many corporate offices, physical stores and other offline services in the affected regions have been temporarily closed again, which has adversely affected our operating efficiency and capacity. Because of the city-wide lock-downs from time to time, there have been significant strains on offline operating activities and negative impacts on our e-commerce and advertising services. We have reinstated temporary remote working arrangement for our employees in the affected regions from March 2022.

As a result of the above, our results of operations have been adversely affected in since 2020. The extent to which COVID-19 may continue to impact our results of operations will depend on the continuing developments of the pandemic, including potential recurrence of the pandemic in China and measures to contain it, new information concerning the global pandemic and its impact on China, all of which are highly uncertain and unpredictable and mostly beyond our control. We will continue to monitor and evaluate the impacts of COVID-19 to our business, financial condition, results of operations and cash flows. Because of the uncertainty surrounding the COVID-19 pandemic, including the effectiveness of any vaccine program or anti-viral treatment, such impacts cannot be reasonably estimated at this time.

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

Strategic investments, acquisitions or new business initiatives and any subsequent integration of new companies or businesses will require significant attention from our management, in particular to ensure that such changes do not disrupt any existing collaborations, or affect our users’ opinion and perception of our services and customer support. In addition, in the case of acquisitions or new business initiatives our management will need to ensure that the acquired or new business is effectively integrated into our existing operations. The diversion of our management’s attention and any difficulties encountered in integration could have a material adverse effect on our ability to manage our business. In addition, strategic investments, acquisitions or new business initiatives could expose us to potential risks, including:

●	risks associated with the assimilation of new operations, services, technologies and personnel;

●	unforeseen or hidden liabilities;
●	the diversion of resources from our existing businesses and technologies;
●	the inability to generate sufficient revenues to offset the costs and expenses of the transaction; and
●	potential loss of, or harm to, relationships with employees, customers and users as a result of the integration of new businesses or investment.

Certain of our leased office premises contain defects in the leasehold interests and if we are forced to relocate operations affected by such defects, our operations may be adversely affected.

As of March 31, 2022, we had leased 76 office premises in 59 cities in China, in addition to a branch office in Hong Kong and our principal executive offices in Beijing, China. A number of these leased properties contain defects in the leasehold interests. Such defects include the lack of proper title or right to lease with respect to 14 leased premises, the landlords’ failure to duly register the leases with the relevant PRC government authority with respect to 68 leased premises and the failure to renew lease agreements before the expiration date with respect to 1 leased premise.

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

We may have conflicts of interest with our controlling shareholder and its affiliates; because of its controlling ownership interest in our company, we may not be able to resolve such conflicts on favorable terms for us.

E-House Enterprise became our controlling shareholder since November 2020. On November 24, 2021, TM Home Limited (“TM Home”), a company incorporated in the Cayman Islands with limited liability and owned as to 70.23% and 29.77% by E-House Enterprise and Alibaba Investment Limited, respectively, completed the acquisition of an aggregate of 55.8% interest in our issued share capital previously held directly by E-House Enterprise by purchasing 76,401,247 of our ordinary shares from E-House Enterprise. E-House Enterprise remains to be our ultimate controlling shareholder.

E-House Enterprise, through its holdings in TM Home, may from time to time make strategic decisions that it believes are in the best interests of its business and its shareholders. These decisions may be different from the decisions that we would have made on our own. E-House Enterprise’s decisions with respect to us or our business may be resolved in ways that favor E-House Enterprise and therefore E-House Enterprise’s own shareholders, which may not coincide with the interests of our other shareholders. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated shareholder. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice.

Potential conflicts of interest between E-House Enterprise and us also include the following:

●	Our board members or executive officers may have conflicts of interest. Mr. Xin Zhou, our chairman, is currently also serving as E-House Enterprise’s chairman and executive director. Some of our board members and executive officers are also board members and executive officers of E-House Enterprise, and/or also own shares or options in E-House Enterprise. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for E-House Enterprise and us.
●	Sale of shares in our company. E-House Enterprise, through its holdings in TM Home, may decide to sell or otherwise dispose of all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of certain of our shareholders, including our employees or our public shareholders.
●	Allocation of business opportunities. Business opportunities may arise that both we and E-House Enterprise find attractive, and which would complement our respective businesses. E-House Enterprise may decide to take the opportunities itself, which would prevent us from taking advantage of the opportunity.

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

However, Leju is a Cayman Islands holding company with no equity ownership in our consolidated variable interest entities, and we conduct our operations in China primarily through our consolidated variable interest entities. Holders of Leju's ADSs hold equity interest in Leju Holdings Limited, our Cayman Islands holding company, and do not have direct or indirect interest in our consolidated variable interest entities in China. If the PRC government deems that our contractual arrangements with our consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries, which contribute to 99.9% of our revenues in 2021. Leju, its PRC subsidiaries and consolidated variable interest entities, and investors of Leju face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our consolidated variable interest entities and, consequently, significantly affect the financial performance of our consolidated variable interest entities and our company as a group.

If the PRC government finds that these contractual arrangements do not comply with its restrictions on foreign investment in the internet business or advertising industry, or if the PRC government otherwise finds that we, Beijing Leju, Leju Hao Fang or Beijing Jiajujiu, or any of their subsidiaries and branches is in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the State Administration for Industry and Commerce, which regulates advertising companies, and the MIIT, which regulates internet information service companies, would have broad discretion in dealing with such violations, including:

●	revoking our business and operating licenses;
●	discontinuing or restricting our operations;

●	imposing fines or confiscating any of our income that they deem to have been obtained through illegal operations;
●	imposing conditions or requirements with which we or our PRC subsidiaries and affiliates may not be able to comply;
●	requiring us or our PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations; or
●	taking other regulatory or enforcement actions that could be harmful to our business.

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

Although we believe we, our PRC subsidiaries and our consolidated variable interest entities comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that we or our consolidated variable interest entities do not comply with applicable law, it could revoke our consolidated variable interest entities' business and operating licenses, require our consolidated variable interest entities to discontinue or restrict our consolidated variable interest entities' operations, restrict our consolidated variable interest entities' right to collect revenues, block our consolidated variable interest entities' websites, require our consolidated variable interest entities to restructure our operations, impose additional conditions or requirements with which our consolidated variable interest entities may not be able to comply, impose restrictions on our consolidated variable interest entities' business operations or on their customers, or take other regulatory or enforcement actions against our consolidated variable interest entities that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or our consolidated variable interest entities' business operations or restrict our consolidated variable interest entities from conducting a substantial portion of their business operations, which could materially and adversely affect our consolidated variable interest entities' business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of our consolidated variable interest entities that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of our consolidated variable interest entities, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP.

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

In 2019, 2020 and 2021, Beijing Leju, Leju Hao Fang, Beijing Jiajujiu and their respective subsidiaries and branches contributed in aggregate 99.9%, 99.9% and 99.9%% of our total net revenues, respectively. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Beijing Leju, Leju Hao Fang, Beijing Jiajujiu and their respective subsidiaries and branches, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Beijing Leju, Leju Hao Fang,

Beijing Jiajujiu and their respective subsidiaries and branches into our consolidated financial statements in accordance with U.S. GAAP.

The shareholders of our consolidated variable interest entities may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

We have designated individuals who are PRC nationals to be the shareholders of our consolidated variable interest entities in China. These individuals may have conflicts of interest with us. We cannot assure you that when conflicts of interest arise, they will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, they may breach or cause our consolidated variable interest entities and their subsidiaries to breach or refuse to renew the existing contractual arrangements that allow us to effectively control our consolidated variable interest entities and their subsidiaries and receive economic benefits from them. Currently, we do not have arrangements to address potential conflicts of interest between the shareholders of our consolidated variable interest entities and our company. We rely on them to abide by the laws of the Cayman Islands and China, which provide that directors and/or officers owe a fiduciary duty to our company, which requires them to act in good faith and in the best interests of our company and not to use their positions for personal gain. If we cannot resolve any potential conflicts of interest or disputes between us and the individual shareholders of our consolidated variable interest entities which may arise, we would have to rely on legal proceedings to enforce our rights, which could be costly and unsuccessful.

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

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

As our costs and expenses are mostly denominated in Renminbi, the appreciation of the Renminbi against the U.S. dollar would increase our costs in U.S. dollar terms. In addition, as our operating subsidiaries and consolidated variable interest entities in China receive revenues in Renminbi, any significant depreciation of the Renminbi against the U.S. dollar may have a material and adverse effect on our revenues in U.S. dollar terms and financial condition, and the value of, and any dividends payable on, our ordinary shares. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. These and other effects on our financial data resulting from fluctuations in the value of the Renminbi against the U.S. dollar could have a material and adverse effect on the market price of our ADSs and your investment.

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

There have been changes in international trade policies and rising political tensions, particularly between the U.S. and China, but also as a result of the conflict in Ukraine and sanctions on Russia. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. While the “Phase One” agreement was signed between the United States and China on trade matters, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters. The situation is further complicated by the political tensions between the United States and China that escalated during the COVID-19 pandemic and in the wake of the PRC National People’s Congress’ decision on Hong Kong national security legislation and sanctions and restrictions imposed by the U.S. government on Chinese companies and citizens. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. For example, the Ministry of Commerce of China published the Measures for Security Review of Foreign Investment in December 2020 to counter restrictions imposed by foreign countries on Chinese citizens and companies, and foreign investment in certain key areas, including products and services of key information technology and internet, that results in acquiring the actual control of the investee, is required to obtain approval from designated governmental authorities in advance.

In addition, we have been closely monitoring domestic policies in the United States designed to restrict certain Chinese companies from supplying or operating in the U.S. market. These policies include the Clean Network project initiated by the U.S. Department of State in August 2020 and new authorities granted to the Department of Commerce to prohibit or restrict the use of information and communications technology and services, or ICTS. While a substantial majority of our business is conducted in China, policies like these may deter U.S. users from accessing and/or using our apps, products and services, which could adversely impact our user experience and reputation.

Likewise, we are monitoring policies in the United States that are aimed at restricting U.S. persons from investing in or supplying certain Chinese companies. The United States and various foreign governments have imposed controls, license requirements and restrictions on the import or export of technologies and products (or voiced the intention to do so). For instance, the United States is in the process of developing new export controls with respect to "emerging and foundational" technologies, which may include certain AI and semiconductor technologies. In addition, the U.S. government may potentially impose a ban prohibiting U.S. persons from making investments in or engaging in transactions with certain Chinese companies. Measures such as these could deter suppliers in the United States and/or other countries that impose export controls and other restrictions from providing technologies and products to, making investments in, or otherwise engaging in transactions with Chinese companies. As a result, Chinese companies would have to identify and secure alterative supplies or sources of financing, while they may not be able to do so in a timely manner and at commercially acceptable terms, or at all. In addition, Chinese companies may have to limit and reduce their research and development and other business activities, or cease conducting transactions with parties, in the United States and other countries that impose export controls or other restrictions.

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

The approval of and or report and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting process.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our historical and future offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would restrict our ability to raise funds, subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.

Pursuant to these drafts, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering, listing of securities in another overseas market, and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing or listing of securities in another overseas market within three business days after submitting the application documents for the foregoing transactions, and the issuer shall submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Besides, direct or indirect overseas listing of assets of PRC domestic companies by merger and acquisition, share swap, allocation, or other arrangements through one of a series of transactions are also subject to filing with CSRC. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. For more details of the Draft Provisions and the Draft Administration Measures, please refer to “Regulation – Regulations on Overseas Offering and Listing.”

As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on financing or listing of securities in another overseas market. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

Relatedly, on December 27, 2021, the NDRC and the Ministry of Finance, or the MOC, jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions, business prospect and ability of financing, may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us or otherwise tightening the regulations on companies with a variable interest entity structure. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review and the draft of Regulations on the Network Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

The M&A Rules and recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security; or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the MOC when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council in August 2008 and amended in 2018 is triggered. In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the MOC in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the MOC, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. These laws and regulations are continually evolving as newly enacted Foreign Investment Law took effect. On December 19, 2020, the Measures for the Security Review for Foreign Investment was jointly issued by NDRC and MOFCOM and took effect from January 18, 2021. The Measures for the Security Review for Foreign Investment specified provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. As these measures are recently promulgated, official guidance has not been issued by the designated office in charge of such security review yet. At this stage, the interpretation of those measures remains unclear in many aspects such as what would constitute "important information technology and internet services and products" and whether these measures may apply to foreign investment that is implemented or completed before the enactment of these new measures. In the future, we may grow our business by acquiring complementary businesses.

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

Leju is a holding company registered in the Cayman Islands. It relies on dividends from its PRC subsidiaries as well as service and other fees paid to its PRC subsidiaries by our consolidated variable interest entities for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to its shareholders, including holders of its ADSs, and service any debt it may incur.

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

As an offshore holding company of our PRC operating subsidiaries, Leju may make loans to its PRC subsidiaries and consolidated variable interest entities, or may make additional capital contributions to its PRC subsidiaries, subject to satisfaction of applicable governmental registration and approval requirements.

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

We may also decide to finance our PRC subsidiaries by means of capital contributions. According to the Interim Measures for the Recordation Administration of the Formation and Modification of Foreign-Funded Enterprises issued by the MOC on October 8, 2016, which was latest amended on June 29, 2018, these capital contributions shall be filed with the MOC or its local counterpart. On December 30, 2019, MOC and SAMR jointly promulgated Measures for the Reporting of Foreign Investment Information, which came into effect on January 1, 2020 and replaced the Interim Measures for the Recordation Administration of the Formation and Modification of Foreign-Funded Enterprises. According to the Measures for the Reporting of Foreign Investment Information, foreign investors or foreign-invested enterprises shall report investment information to commerce departments through the enterprise registration system and the National Enterprise Credit Information Publicity System, and market regulatory departments shall forward such investment information reported by foreign investors or foreign-invested enterprises to commerce departments in a timely manner. SAFE has also issued a few circulars with respect to the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi and the flow and use of such Renminbi fund. Capital contributions are currently required to be filed in the Foreign Investment Comprehensive Management Information System. In March 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, effective June 2015, or SAFE Circular 19. Under SAFE Circular 19, a foreign-invested enterprise may choose to convert its registered capital from foreign currency to Renminbi on a self-discretionary basis, and the Renminbi capital converted can be used for equity investments within China, which will be regarded as the reinvestment of foreign-invested enterprise.

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

Pursuant to a Circular on Enterprise Income Tax Preferential Treatments issued by the State Administration of Taxation, or SAT, and the Ministry of Finance effective February 2008, as partially amended by a Circular on Enterprise Income Tax Policies for Further Encouraging the Development of the Software Industry and the Integrated Circuit Industry, a qualified software enterprise is eligible to be exempted from income tax for its first two profitable years, followed by a 50% reduction in income tax, to a rate of 12.5%, for the subsequent three years. Shanghai Fangxin, a wholly owned subsidiary of ours, was recognized as a qualified software enterprise and was further approved by the local tax authority in October 2012 to become eligible for being exempted from income tax for 2012 and 2013, followed by a 50% reduction in income tax from 2014 through 2016. Shanghai Fangxin has ceased to enjoy preferential tax treatment starting from 2017. Shanghai SINA Leju was entitled to enjoy a favorable statutory tax rate of 15% for 2013 through 2017 as a “high and new technology enterprise”. Shanghai SINA Leju renewed its qualification of “high and new technology enterprise” in 2018 and is entitled to enjoy a favorable statutory tax rate of 15% from 2018 through 2020. If Shanghai SINA Leju fails to maintain “high and new technology enterprise” status, its applicable enterprise income tax rate may increase to up to 25%. The loss or potential loss of preferential tax treatments enjoyed by Shanghai SINA Leju could have a material and adverse effect on our financial condition and results of operations. Shanghai SINA Leju renewed its qualification of software enterprise in October 2020. In 2021, Shanghai SINA Leju renewed its qualification of “high and new technology enterprise” to enjoy the favorable statutory tax rate of 15% for the following three years.

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

In addition, pursuant to the relevant regulations regarding real estate agency and brokerage businesses, a real estate broker must conduct a filing with the real estate administrative authority within 30 days after issuance of its business license. We have completed the filing with the competent local real estate administrative authorities for our 42 PRC operating entities which currently provide support services considered to be real estate agency and brokerage services under the PRC law. In addition, we are in the process of making such filings with the relevant local real estate administrative authorities for 14 entities. For the remaining entities, 8 entities are in the process of being liquidated, and none of the entities are not qualified to make such filings with the relevant local real estate administrative authorities. The requirements of the local real estate administrative authority for such filing may vary in different cities and we cannot assure you that we will be able to complete such filing in a timely manner or at all. If we fail to properly complete such filings, it may limit the ability of the relevant PRC operating entities to provide similar support service to our e-commerce business.

Although our independent registered public accounting firm is registered with the PCAOB and currently subject to periodic PCAOB inspection, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our ADSs may be delisted or prohibited from trading.

We have appointed Yu Certified Public Account, P.C., or Yu CPA, for the audit of our consolidated financial statements since the fiscal year ended December 31, 2019. Yu CPA is a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. Deloitte Touche Tohmatsu Certified Public Accounts LLP, or DTT, was our predecessor auditor and audited our consolidated financial statements for the fiscal years 2018 to 2018. DTT's audit work related to our operations in China was not inspected by the PCAOB.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. There is no guarantee, however, that our current auditors or any future auditor engaged by us would remain subject to full PCAOB inspection during the entire term of our engagement.

The PCAOB is currently unable to conduct inspections in China without the approval of Chinese government authorities. Since we have substantial operations in China, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors' audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law, the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA will be reduced from three years to two.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. Yu CPA is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Whether the PCAOB will be able to continue conducting full inspections of our auditor's work related to our operations in China is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The prohibition of our ordinary shares and ADSs from trading in the United States would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Risks Related to Our ADSs

The market price for our ADSs has been and may continue to be highly volatile.

In 2021, the closing price of our ADSs on the NYSE, varied from a high of $3.95 to a low of $0.76. The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations due to factors beyond our control, such as broad market and industry factors. The securities markets in the United States, China and elsewhere have experienced significant price and volume fluctuations that are not related to the operating performance of particular companies, particularly in recent years. The securities of some PRC-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. Since 2011, some PRC-based companies became targets of short sellers. Any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other PRC companies may also negatively affect the attitudes of investors towards PRC companies in general, including us, regardless of whether we have conducted any inappropriate activities. Although we have confidence in our corporate governance practice and internal control over financial reporting, we cannot assure you that we will not be subject to such attack. Any negative news or perceptions about our corporate governance or accounting practice in the future, regardless of its merits, will negatively affect the trading performance of our ADSs. In addition, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets.

In addition to the broad market and industry fluctuations, factors specific to our own operations may adversely affect the market price of our ADSs, including the following:

●	variations in our net revenues, earnings and cash flow;
●	announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

●	announcements of new services and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	fluctuations in our operating metrics;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	detrimental negative publicity about us, our competitors or our industry;
●	regulatory developments affecting us or our industry; and
●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

Our ADSs may be delisted from the New York Stock Exchange as a result of our failure of meeting the New York Stock Exchange continued listing requirements.

We are required to meet certain quantitative tests as well as corporate governance and other qualitative standards to maintain the listing of our ADSs on the NYSE. It is possible that we could fail to satisfy one or more of these requirements.

Pursuant to NYSE rule 802.01C, a company is considered to be below compliance standards if the average closing price of a security as reported on the consolidated tape is less than $1.00 over a consecutive 30 trading-day period. We received a letter from the NYSE dated January 6, 2022, notifying us that we were below the foregoing compliance standard. Pursuant to NYSE rule 802.01C, once notified, a company must bring its share price and average share price back above $1.00 within six months following receipt of the notification. If on the last trading day of any calendar month during the cure period the company has a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month, then the company can regain compliance at any time during the six-month cure period. In the event that at the expiration of the six-month cure period, both a $1.00 closing share price on the last trading day of the cure period and a $1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures. To address this issue, we are monitoring the market conditions of our listed securities and are still considering our options. There can be no assurance that we can cure the price deficiency in time to regain compliance.

Furthermore, there can be no assurance that we will be able to maintain compliance with any other continued listing requirements of the NYSE. In the event of deficiency or non-compliance, we could receive notices from the NYSE and suffer loss of investor confidence and trading price decline. If we fail to regain compliance in time, we could face trading suspension or even delisting from the NYSE, which could make it more difficult to obtain accurate quotations of and buy or sell our securities, and the price of our securities could suffer further significant decline. Delisting may also impair our ability to raise capital and harm our reputation.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC, of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2022, we had 136,822,601 ordinary shares outstanding (excluding the 3,580,151 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan). TM Home, SINA and Tencent held an aggregate of approximately 83.5% of our ordinary shares outstanding as of March 31, 2022. The sale or perceived sale of a substantial amount of our ADSs by any of these principal shareholders could adversely affect the prevailing market price for our ADSs. Such sales or perceived sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. In addition, if we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this, in turn, could have an adverse effect on the price of our ADSs.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (except for the memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our existing articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2021, which could result in adverse U.S. federal income tax consequences to U.S. holders.

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

Based upon the composition of our assets (in particular the retention of a substantial amount of cash), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2021, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

ITEM 4. INFORMATION ON THE COMPANY

A.History and Development of the Company

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

Our Relationship with E-House Enterprise

On November 4, 2020, E-House Enterprise completed the acquisition of a controlling stake in our company. E-House Enterprise purchased (i) 51,925,996 ordinary shares from Mr. Xin Zhou and certain of his affiliated entities (the “Zhou Parties”) by issuing to the Zhou Parties 166,918,440 of its ordinary shares (“E-House Enterprise Shares”), and (ii) 24,475,251 ordinary shares of Leju from SINA Corporation and an affiliated entity thereof (the “SINA Parties”) by issuing to the SINA Parties 78,676,790 E-House Enterprise Shares. Upon completion of these transactions, E-House Enterprise acquired the beneficial ownership of 76,401,247 ordinary shares of us, and we became a subsidiary of E-House Enterprise and our financial results have been consolidated into the accounts of E-House Enterprise since then. On November 24, 2021, TM Home Limited, a company incorporated in the Cayman Islands with limited liability and owned as to 70.23% and 29.77% by E-House Enterprise and Alibaba Investment Limited, respectively (“TM Home”), completed the acquisition of an aggregate of 55.8% interest in our issued share capital. TM Home purchased 76,401,247 of our ordinary shares from E-House Enterprise by issuing to the E-House Enterprise 6,854,839 of its ordinary shares. As of March 31, 2022, TM Home owned 76,401,247 ordinary shares of us, representing approximately 55.8% of our total outstanding ordinary shares.

In July 2020, E-House Enterprise entered into a business cooperation agreement with a subsidiary of Alibaba, and the two parties have agreed to cooperate in areas including online-offline real estate transaction, digital marketing and after-sale services with the goal of enhancing the digital and intellectual capabilities of the real estate service industry. Alibaba will closely collaborate with E-House Enterprise and us to build an online real estate marketing platform and digital transaction network, with E-House Enterprise being the operator of online transaction services on the platform and we being the operator of digital marketing services. To our knowledge, Alibaba beneficially owned 8.32% of E-House Enterprise’s outstanding shares as of March 31, 2022.

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

Corporate Information

Our principal executive offices are located at Level G, Building G, No.8 Dongfeng South Road, Chaoyang District, Beijing 100016, People’s Republic of China. Our telephone number at this address is +86 10 5895 1000. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. In addition, we have 60 branch offices in mainland China and a branch office in Hong Kong. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.Business Overview

Overview

We are a leading O2O real estate services provider in China. We offer real estate e-commerce, online advertising and online listing services through our online platform, which comprises local websites covering 401 cities and various mobile applications. We integrate our online platform with complementary offline services to facilitate residential property transactions. In addition to our own websites, we also operate various real estate and home furnishing websites of SINA.

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

We generated total revenues of $692.6 million, $719.5 million, and $534.1 million in 2019, 2020 and 2021, respectively. We incurred net income of $10.9 million, $21.0 million, and net loss of $149.9 million in 2019, 2020 and 2021, respectively.

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

Through our direct operations and outsourcing to local partners we operate websites in every province of China. We operate the following websites:

●	new residential property websites, including house.sina.com.cn and leju.com, where viewers are automatically directed to a local website with localized information and services, covering 401 cities; on house.sina.com.cn and leju.com, we offer customers the ability to purchase discount coupons for property purchases;
●	existing residential property focused websites, including esf.sina.com.cn and esf.leju.com, where viewers are automatically directed to a local website with localized information and services, covering 300 cities;
●	home furnishings website, jiaju.sina.com.cn, which is a platform to offer information with respect to home furnishing and for distributors to offer home furnishings to consumers; viewers have access to localized information on home furnishing; and
●	real estate media website, including news.leju.com and lejucaijing. com, a B2B platform, which provides information and news on the real estate industry, market and developers featuring their financial performances.

We sell online advertising on each of our direct-operated local websites covering 78 cities. We also outsource 323 local websites to third parties that pay us fixed fees for the right to operate the websites. The amount of user traffic on the websites that we own or operate, our ability to achieve user demographic characteristics that are attractive to advertisers, and our ability to demonstrate such user traffic and demographic characteristics through website traffic tracking tools and reporting systems are important factors in maintaining our advertising revenue from websites that we operate directly and fixed fees from websites that we outsource to third parties. We track such data internally and identify cities to convert to direct operations on an ongoing basis.

Mobile Applications

Our major mobile applications include “Leju Home Purchase” (an upgraded version of “Pocket Leju”), “Leju Er Shou Fang”, “Lai Ke” and “Leju Finance”, each of which has version for the iOS and Android operating systems.

●	Leju Home Purchase, an upgraded version of Pocket Leju, is a comprehensive and professional real estate e-commerce platform. It provides personalized services to consumers and potential buyers of new and existing homes, and potential residential renters. These services include local market news, scheduling home visits, selection, access to purchase discounts, special offer recommendations, local housing price interpretations, purchase guides, property assessment, tax calculation, housing loan calculation and others.
●	Leju Er Shou Fang provides services to potential home buyers of existing homes and potential residential renters with housing information provided by brokers, as well as housing loan calculation and chat tools.
●	Lai Ke is a communication tool between property consultants and potential home buyers. It pushes information to potential home buyers through real-time big data analytics and helps property consultants reach out to targeted clients.
●	Leju Finance is a mobile app, which provides information and news on the real estate industry, market and developers featuring their financial performances.

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

E-Commerce

Our e-commerce revenue is primarily derived from the sale of discount coupons for new residential properties that are promoted by developers. We commenced the sale of discount coupons from the first quarter of 2012. Our revenues generated from e-commerce services in 2019, 2020 and 2021 were $547.2 million, $547.9 million and $411.1 million, respectively, representing 79.0%, 76.2% and 77.0%, respectively, of our total revenues for those periods.

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

The following table sets forth certain operating metrics with respect to our sales of discount coupons for the periods specified.

			Three months	Three months
	Three months	Three months	ended	ended
	ended March 31,	ended June 30,	September 30,	December 31,
	2021	2021	2021	2021
Number of discount coupons issued to prospective purchasers (number of transactions)	38,365	53,693	35,283	34,855
Number of discount coupons redeemed (number of transactions)(1)	32,397	44,981	33,264	27,588

Note:

(1)	The number of discount coupons issued to prospective purchasers that were used by the purchaser to obtain a discount in connection with a property purchase during the period. We recognize revenue from the sale of discount coupons that are redeemed. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies”.

We have entered into arrangements with China Unionpay to use its payment platform to collect payments for discount coupons. The term of this agreement has been extended to 2025. Either party may terminate the agreement upon 30 days written notice to the other party. Under the agreement, China Unionpay provides customers with the ability to make online or on-site payments.

Online Advertising

The majority of our online advertising revenues are generated from sale of advertising on real estate and home furnishing websites to advertisers including real estate developers and home furnishing suppliers. Since the second quarter of 2016, we started to generate advertising revenues from our contractor platform 7gz. com. Our revenues generated from advertising services in 2019, 2020 and 2021 were $143.8 million, $170.8 million and $122.5 million, respectively, representing 20.8%, 23.7% and 22.9%, respectively, of our total revenues for those periods.

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

In 2019, we entered into a series of advertising agency agreements with Tencent, pursuant to which we are the real property advertising agent of Tencent, including having exclusive advertising rights in certain areas of China. We also generated advertising revenues from various other websites and mobile applications such as Weixin, Weibo, Toutiao and UC Web from 2019 to 2021. We earn revenue from the sale of online advertising on each of these websites. Revenues for online advertising are typically based on a fixed fee for the period of the advertising and are recognized ratably.

Listing

We offer online residential listing services for sales and leases of existing residential properties. Our listing services are currently offered in 4 cities where we maintain a local sales force and in an additional 296 cities where we allow real estate agents to use our platform to post their listings. Our revenues generated from online listing services in 2019, 2020 and 2021 were $1.6 million, $0.8 million and $0.5 million, respectively, representing 0.2%, 0.1% and 0.1%, respectively, of our total revenues for those periods. Real estate brokers use our listing services. Payment of the listing fees entitles them to post multiple listings for properties over the subscription period. Our listing subscription contracts are typically for a term of up to one year with fixed fees payable on a monthly basis. The subscription fees are generally fixed and vary from city to city. Our listing customers submit property listings by logging on to our platform directly. Once a listing has been uploaded to our website, it can be viewed for free by visitors to our website. All visitors to our website have access to listing information free of charge, 24-hours a day. With respect to listings submitted by agents or brokers, the name of the agent or broker appears as a link, offering viewers access to additional listings promoted by the same agent or broker.

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

We have built a sales and marketing team that is experienced in the online advertising, internet and real estate industries. Our sales and marketing team comprised 540 personnel as of December 31, 2021. Our sales and marketing personnel work closely with our customers in local markets and help us gain insight into developments in these local markets, the competitive landscape and new market opportunities, which help us set our prices and strategies for each locality.

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

Technology

To better serve our customers, we have utilized our key proprietary technologies and developed a technology infrastructure that is specifically used for our real estate and home related internet website services. The key components of our technology platform include:

●	Search platform. Our search platform is designed to support targeted searches of our listing databases. Besides the key word search function, our search platform provides additional search functions that improve search accuracy with various search criteria, including searches based on the location, price and type of the property. In addition, our search engine is able to refine the search by conditional filtering and aggregation of the search results.
●	Large-scale system infrastructure. With a combination of proprietary in-house and third-party solutions, we have designed our system to handle large amounts of data flow with a high degree of scalability and reliability. We use parallel computing technology and clusters of low-cost computers to handle high-volume visitor traffic and process large amounts of information.
●	Anti-fraud and anti-spam technology. We have anti-fraud technology incorporated in our IT systems with a view to addressing the potential for non-compliant activities at our local branch offices. We maintain advertising price and discount data in our customer relationship management master file. Our system automatically triggers a risk alert for any deviation from pre-set discounts, in which case, a pre-approval email from our headquarters is required. Our system also generates a weekly report of any such exceptions for review by our headquarters. We also have an anti-spam system through which we are able to detect identify and filter spam messages with a view to protecting our staff. We attempt to continuously improve the accuracy and effectiveness of our technology through machine-learning capability and customizable rules.

We maintain our servers and backup servers in Beijing. We believe our server hosting partners provide significant operating advantages, including high-quality bandwidth, constant room temperature and an enhanced ability to protect our systems from power loss, break-ins and other external causes of service interruption. We have not experienced any material system failures.

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

The MIIT, under the leadership of the State Council, is responsible for, among other things:

●	formulating and enforcing telecommunications industry policy, standards and regulations;
●	granting licenses to provide telecommunications and internet services;
●	formulating tariff and service charge policies for telecommunications and internet services;
●	supervising the operations of telecommunications and internet service providers; and
●	maintaining fair and orderly market competition among operators.

In addition to the regulations promulgated by the central PRC government, some local governments have also promulgated local rules applicable to internet companies operating within their respective jurisdictions.

In 1994, the Standing Committee of the National People’s Congress promulgated the PRC Advertising Law, which was amended in October 2018 and April 2021. In addition, the SAMR and other ministries and agencies have issued regulations that further regulate our advertising business, as discussed below.

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

The State Council promulgated the Administrative Rules on Foreign-invested Telecommunications Enterprises in December 2001, as amended in September 2008 and February 2016, or the FITE Regulations. The FITE Regulations set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to these administrative rules, the ultimate capital contribution ratio of the foreign investor or investors in a foreign-invested telecommunications enterprise that aims to provide value-added telecommunications services may not exceed 50.0%. In addition, pursuant to the Special Administrative Measures (Negative List) for the Access of Foreign Investment (Edition 2019) promulgated by the National Development and Reform Commission (the “NDRC”) and the MOC on June 30, 2019, the Special Administrative Measures (Negative List) for the Access of Foreign Investment (Edition 2020) promulgated by the NDRC and the MOC on June 23, 2020, the Special Administrative Measures (Negative List) for the Access of Foreign Investment (Edition 2021) promulgated by the NDRC and the MOC on December 27, 2021 and the Catalog of Industries for Encouraging Foreign Investment (2020 Version) which was promulgated on December 27, 2020 and became effective on January 27, 2021, other than E-commerce, domestic multiparty communication, store and forward, and call center services, the permitted foreign investment in value-added telecommunications service providers may not be more than 50%. However, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a track record and experience in operating a value-added telecommunications business overseas. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT or its authorized local counterparts, which retain considerable discretion in granting approvals.

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

Regulations relating to Internet Information Services

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

On December 31, 2021, CAC and three other authorities issued Administrative Provisions on Algorithm Recommendation for Internet Information Services, which will be taken into effect on March 1, 2022, or the Algorithm Provisions. Pursuant to the Algorithm Provisions, Algorithm recommendation service providers shall not take advantage of algorithm recommendation services to engage in activities prohibited by laws and administrative regulations, such as endangering the national security and public interests, disturbing the economic order and social order and infringing upon the legitimate rights and interests of others, and shall not take advantage of algorithm recommendation services to disseminate information prohibited by laws and administrative regulations. Instead, algorithm recommendation service providers shall take measures to prevent and reject the dissemination of adverse information. In Addition, algorithm recommendation service providers shall fulfill their responsibilities as subjects for algorithm security, establish and improve the management systems and technical measures for algorithm mechanism and principle review, scientific and technological ethics review, user registration, information release review, data security and personal information protection, anti-telecommunications and Internet fraud, security assessment and monitoring, and security incident emergency response, formulate and disclose the relevant rules for algorithm recommendation services, and be equipped with professional staff and technical support appropriate to the scale of the algorithm recommendation service.

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

Regulations Relating to Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The Network Information Protection Decision provides that electronic information that identifies a citizen or involves privacy of any citizen is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. According to the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which was promulgated by MIIT and became effective in September 2013, telecommunication business operators and ICP operators are responsible for the security of the personal information of users they collect or use in the course of their provision of services. Without obtaining the consent from the users, telecommunication business operators and ICP operators may not collect or use the users’ personal information. The personal information collected or used in the course of provision of services by the telecommunication business operators or ICP operators must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or illegally provided to others. The ICP operators are required to take certain measures to prevent any divulgence of, damage to, tampering with or loss of users’ personal information. In accordance with the Cyber Security Law, network operators are required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner. If any user knows that a network operator illegally collects and uses his or her personal information in violation of laws, regulations or any agreement with the user, or the collected and stored personal information is inaccurate or wrong, the user has the right to request the network operator to delete or correct the relevant collected personal information.

The relevant telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of the relevant websites, administrative punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on internet privacy. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November 2015, the standards of crime of infringing citizens’ personal information were amended accordingly and the criminal culpability of unlawful collection, transaction, and provision of personal information has been reinforced. In addition, any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (x) sells or provides personal information to others unlawfully, or (y) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, effective in June 2017, have clarified certain standards for the conviction and sentencing in relation to personal information infringement. The PRC government has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. The Civil Code further provides in a stand-alone chapter of right of personality and reiterate that the personal information of a natural person shall be protected by the law. Any organization or individual shall legitimately obtain such personal information of others in due course on a need-to-know basis and ensure the safety and privacy of such information, and refrain from excessively handling or using such information.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information”, “failure to expressly state the purpose, manner and scope of collecting and using personal information”, “collection and use of personal information without consent of users of such App”, “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity”, “provision of personal information to others without users’ consent”, “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting”. Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

On August 22, 2019, the CAC promulgated the Children Information Protection Provisions, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, the Internet service operator should inform the child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, internet service operators should take measures like encryption when storing children’s personal information. On March 12, 2021, the CAC and three other authorities jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications. The Rules specifies the scope of necessary personal information to be collected each for a variety of common mobile internet applications, such as maps and navigation apps, online ride-hailing apps, instant messaging apps, online community apps. Operators of such apps shall not refuse to provide basic services to users on the ground of users’ refusal to provide their personal non-essential information. On April 26, 2021, the MIIT issued the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications (Draft for Comment). The draft of the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications sets forth two principles of collection and utilization of personal information, namely “explicit consent” and “minimum necessity.”

In October 2020, the Standing Committee of the National People’s Congress issued the Draft Personal Information Protection Law for public comments. In April 2021, the Standing Committee of the National Peoples’ Congress issued a Second Draft for review of the Personal Information Protection Law, or the Draft Personal Information Protection Law, for public comments. The Draft Personal Information Protection Law integrates provisions from several rules with respect to personal information rights and privacy protection. According to the Draft Personal Information Protection Law, personal information refers to information related to identified or identifiable natural persons which is recorded by electronic or other means (excluding the anonymized information). The Draft Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, such as where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which such individual is a party to such contract. It also stipulates certain specific provisions with respect to the obligations of a personal information processor. In addition, it imposes further obligations on a personal information processor that provides for basic internet platform services, has large amount of users, has complicated business activities, including formulating of an independent institution mainly comprising of outside members to supervise personal information processing activities, termination of provision of services for product or service providers on the platform whose personal information processing activities are in material violation of laws and regulations, and issuing personal information protection social responsibilities reports regularly. As of the date of this document, the Draft Personal Information Protection Law has not come into effect. In addition, on August 20, 2021, the Standing Committee of the National People’s Congress adopted the Personal Information Protection Law which took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. The entities failing to comply could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

Regulations on Overseas Offering and Listing

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 27, 2021, the NDRC and the MOC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.

On December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. According to the Draft Provisions and the Draft Administration Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer's audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (iv) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (vi) other circumstances as prescribed by the State Council.

According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC (i) with respect to its initial public offering and listing within three business days, after its initial filing of the listing application to the regulator in the place of the intended listing, (ii) with respect to its follow-on offering within three business days after completion of the follow-on offering, (iii) with respect to its follow-on offering for purpose of acquiring specific assets, within three business days after the first public announcement of the transaction, and (iv) with respect to listing by means of reverse takeover, share swap, acquisition and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. Non-compliance with the Draft Administration Measures or an overseas listing completed in breach of Draft Administration Measures may result in a warning on the relevant domestic companies or a fine of 1-10 million RMB on them. If the circumstances are serious, they may be ordered to suspend their business or suspend their business pending rectification, or their permits or businesses license may be revoked. Furthermore, the controlling shareholder, actual controllers, directors, supervisors, and other legally appointed persons of the domestic enterprises may be warned, or fined between 500,000 - 5 million RMB either individually or collectively.

Regulations relating to Information Content and Confidentiality of User Identity and Information

Internet content in China is also regulated and restricted from a state security standpoint. Pursuant to the Decision Regarding the Protection of Internet Security enacted by the Standing Committee of the National People’s Congress, any effort to undertake the following actions may be subject to criminal punishment in China:

●	gain improper entry into a computer or system of national strategic importance;
●	disseminate politically disruptive information;
●	leak government secrets;
●	spread false commercial information; or
●	infringe intellectual property rights.

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

On December 15, 2019, the Cyberspace Administration of China promulgated the Provisions of Ecological Governance of Network Information Content, which came into effect on 1 March 2020. According to the Provisions, a network information content producer shall not make, copy or publish any illegal information containing: (i) violation the fundamental principles set forth in the Constitution; (ii) jeopardizing national security, divulging state secrets, subverting the state power, or undermining the national unity; (iii) damaging the reputation or interests of the state; (iv) infringing name, portrait, reputation or honor of a hero or a martyr; (v) advocating terrorism or extremism; (vi) inciting ethnic hatred or discrimination to undermine ethnic solidarity; (vii) detrimental to state religious policies, propagating heretical or superstitious ideas; (viii) spreading rumors to disturb economic and social order; (ix) disseminating obscenity, pornography, force, brutality and terror or crime-abetting; (x) humiliating or defaming others or infringing upon their reputation, privacy and other legitimate rights and interests. In addition, a network information content platform shall set up the censorship and management mechanism of network information content, and develop relevant detailed rule. The platform shall set up the person in charge, equip itself with the professional personnel commensurate with the business scope and service scale, strengthen training and examination and improve the quality of practitioners, set up convenient channels for filing complaints and reports in prominent places and publish the ways of filing complaints and reports, and compile an annual report. If a network information content producer violates the provisions, the network information content platform shall take disposal measures including warning for rectification, restricting functions, suspending updates and closing accounts, eliminate illegal information and contents in a timely manner, keep relevant records and report to the relevant competent authorities. If a network information content platform violates the provisions, the cyberspace authorities shall hold interviews, give warnings, order it to suspend information update, take measures including restricting it from engaging in network information services, and impose online behavior restrictions and industry bans. The Measures for Cyber Security Review was promulgated on April 13, 2020 and became effective on June 1, 2020, and was amended on December 28, 2021 and became effective on February 15, 2022, which repealed the Measures for Security Reviews of Network Products and Services. According to the Measures for Cyber Security Review, a critical information infrastructure operator, before purchasing network products and services, shall prejudge the national security risks that may arise after the products and services are put into use. If such products and services will or may affect national security, the operator shall apply to the cyber security review office for cyber security review. In Addition, the Measures for Cyber Security Review as amended in 2021 has inserted the procedures for additional oversight of "foreign" listings in relation to cyber security. Critical information infrastructure operators and data processors that possess the personal data of at least one million users must apply for a cybersecurity review by the Cyber Security Review Office, if they plan listing of companies in foreign countries. The Cybersecurity Review Office may voluntarily conduct cyber security review if any network products and services, activities of data process or listing of companies overseas affects or may affect national security. Pursuant to the Measures for Cyber Security Review, any violation shall be punished in accordance with the Cybersecurity Law and the Data Security Law of the PRC, the sanctions under which include, among others, government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations.

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

On September 30, 2021, the MIIT issued the Measures for Data Security Administration in the Industry and Information Technology Field (Trial Implementation) (Draft for Comments), or the Draft Data Security Measures, for public comments. In accordance with the draft measures, the industrial and telecommunication data processors shall classify data firstly based on the data's category and then based on its security level on a regular basis, to classify and identify data based on the industry requirements, business needs, data sources and purposes and other factors, and to make a data, classification list. In addition, the industrial and telecommunication data processors shall establish and improve a sound data classification management system, take measures to protect data based on the levels, carry out key protection of critical data, implement stricter management and protection of core data on the basis of critical data protection, and implement the protection with the highest level of requirement if different levels of data are processed at the same time. The Draft Data Security Measures also impose certain obligations on industrial and telecommunication data processors in relation to, among others, implementation of data security work system, administration of key management, data collection, data storage, data usage, data transmission, provision of data, publicity of data, data destruction, safety audit and emergency plans, etc. As of the Latest Practicable Date, the Draft Data Security Measures have not been formally adopted.

On September 15, 2021, the CAC promulgated the Opinions on Further Enforcing Responsibilities on Website Platforms as the Main Responsible Party for Information Content Management. In accordance with the Opinions, website platforms are required to perform specific responsibilities as the main responsible party for information content management, including, among others, enhancing the platform community rules, strengthening the regulation and management of accounts, improving the content vetting mechanism, improving the quality of information content, managing the dissemination of information content, and strengthening the management of key functions.

On October 26, 2021, CAC issued the Regulations on the Management of Internet User Account Name Information (Draft for comments) for public comment, or the Account Name Regulations. The Account Name Regulations provide that the Internet user account service platform shall, in accordance with the principle of "background real name and foreground voluntary", require internet user account users to provide real identity information when registering an account. The Internet user account service platform shall take necessary measures to ensure the security of the personal information and account name information it collects and stores, and prevent unauthorized access and information disclosure, tampering and loss; Personal information and account name information shall not be collected, stored, used, processed, transmitted, provided or disclosed without the authorization and consent of the user of the Internet user account. No illegal trading of Internet user account name information is allowed. After the Internet user account user cancels his/her account, the Internet user account service platform shall delete his personal information and account name information according to law.

Regulations Relating to Information Security

The National People's Congress has enacted legislation that prohibits use of the internet that breaches the public security, disseminates socially destabilizing content or leaks state secrets. Breach of public security includes breach of national security and infringement on legal rights and interests of the state, society or citizens. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.

Pursuant to applicable regulations, ICP operators must complete mandatory security filing procedures and regularly update information security and monitoring systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content.

In December 2015, the Standing Committee of the National People's Congress promulgated the Anti-Terrorism Law of the PRC, or the Anti-Terrorism Law, which took effect on January 1, 2016 and was amended on April 27, 2018. According to the Anti-Terrorism Law, telecommunication service operators or internet service providers shall (i) carry out pertinent anti-terrorism publicity and education to society; (ii) provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities; (iii) implement network security and information monitoring systems as well as safety and technical prevention measures to avoid the dissemination of terrorism information, delete the terrorism information, immediately halt its dissemination, keep relevant records and report to the competent departments once the terrorism information is discovered; and (iv) examine customer identities before providing services. Any violation of the Anti-Terrorism Law may result in severe penalties, including substantial fines.

In November 2016, the Standing Committee of the National People's Congress promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which took effect on June 1, 2017. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. On May 2, 2017, the Cyberspace Administration of China issued a trial version of the Measures for the Security Review of Network Products and Services (Trial), which took effect on June 1, 2017, to provide for more detailed rules regarding cybersecurity review requirements. On August 20, 2021, the Standing Committee of the National Peoples' Congress promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection.

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. As the Data Security Law was recently promulgated, we may be required to make further adjustments to our business practices to comply with this law, as well as any adjustments that may be required by the ultimate Personal Information Protection Law.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provides for improving relevant laws and regulations on data security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On December 28, 2021, the Cyberspace Administration of China amended the Measures for Cybersecurity Review, or the Amended Measures, which became effective on February 15, 2022. The scope of review under the Amended Measures extends to critical information infrastructure operators that intend to purchase internet products and services and data processing operators engaging in data processing activities, which affect or may affect national security. According to Article 7 of the Amended Measures, operators who possess personal information of over a million users shall apply to the Cybersecurity Review Office for cybersecurity reviews before listing in a foreign country. Besides, the Amended Measures also provides that if the relevant authorities consider that certain network products and services, data processing activities and listings in foreign countries affect or may affect national security, the authorities may initiate a cybersecurity review even if the operators do not have an obligation to report for a cybersecurity review under such circumstances. The Amended Measures also elaborated the factors to be considered when assessing the national security risks of the relevant activities, including among others, risks of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country and risks of critical information infrastructure, core data, important data or a large amount of personal information data being affected, controlled and maliciously used by foreign governments in a foreign listing.

On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment. The Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. We cannot predict the impact of the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of theDraft Regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange and Hong Kong Exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. In addition, if a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

On July 30, 2021, the State Council issued the Regulations on Protection of Critical Information Infrastructure, or the Regulations. Pursuant to the Regulations, critical information infrastructure shall mean the important network facilities or information systems of key industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest once there occur damage, malfunctioning or data leakage to them. The Regulations provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. The Regulations also require that critical information infrastructure operators shall establish a cybersecurity protection system and accountability system, and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, relevant administration departments of each important industry and sector shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector.

On July 12, 2021, the MIIT and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products, or the Provisions. The Provisions state that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offences shall not provide technical support, advertising, payment settlement and other assistance to the relevant offenders. According to the Provisions, network product providers, network operators, and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. The Provisions also bans provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.

On October 29, 2021, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer (Draft for Comment). According to these measures, in addition to the self-risk assessment requirement for provision of any data outside China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of personal information and important data collected and generated by an operator of critical information infrastructure; (ii) outbound transfer of important data; (iii) outbound transfer of personal data by a data processor which has processed more than one million users’ personal data; (iv) outbound transfer of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively; (v) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose and should be conducted in a method that has the minimum impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope as necessary to achieve the processing purpose and avoid the excessive collection of personal information. Personal information processors shall adopt necessary measures to safeguard the security of the personal information they handle. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets during online information distribution. Specifically, internet companies in the PRC with bulletin boards, chat rooms or similar services must apply for specific approval prior to operating such services.

Furthermore, the Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security and became effective in March 2006, require all ICP operators to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. The Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, which was promulgated by the PRC National People’s Congress in December 2012, states that ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, delete the information, keep relevant records, and report to relevant government authorities.

On October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC jointly issued the Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarifies the meaning of Internet service provider and the severe situations of the relevant crimes.

Regulations on Anti-Monopoly Matters related to Internet Platform Companies

The PRC Anti-monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect of eliminating or restricting competition. On October 23, 2021, the Standing Committee of the National People’s Congress issued a second draft amendment to the amended Anti-Monopoly Law for public comments, which proposes to increase the fines for illegal concentration of business operators to “no more than ten percent of its preceding year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition.” The draft also proposes for the relevant authority to investigate transaction where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold.

On February 7, 2021, the Anti-monopoly Commission of the State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. Pursuant to an official interpretation from the Anti-monopoly Commission of the State Council, the Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. The Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including, without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Anti-Monopoly Guidelines for Internet Platforms also reinforces antitrust merger review for internet platform related transactions to safeguard market competition. On August 17, 2021, the SMAR issued the Provisions on Prohibition of Unfair Competition on the Internet (Draft for Comments), which prohibits business operators from using data, algorithms and other technical means to commit traffic hijacking, interference, malicious incompatibility and other improprieties to influence user choices or hinder or damage the normal operation of network products or services offered by other business operators.

Regulations relating to Advertising Services

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

PRC advertising laws and regulations also set forth certain content requirements for advertisements in China including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAMR or its local branches may revoke violators’ licenses. To comply with these laws and regulations, we maintain a task force to review the advertising materials to ensure the content does not violate the relevant laws and regulations before displaying such advertisements, and we also request relevant advertisers to provide proof of governmental approval if an advertisement is subject to special government review.

The Provisions on the Release of Real Estate Advertisements issued in December 2015 and amended in April 2021 require that real estate advertisements must be truthful, legal, scientific and accurate, and must not deceive or mislead consumers, and make detailed provisions for the specific requirements of real estate advertisements by real estate agencies and brokers.

On November 26, 2021, SAMR issued the Measures for the Administration of Internet Advertising (Draft for comment) for public comment, which requires that advertisers shall be responsible for the authenticity and legality of the content of Internet advertisements. In addition, the draft requires that operators and publishers of Internet advertisements comply with the following provisions: (i) establish and improve the Internet advertising business to undertake registration, audit, file management system in accordance with relevant state regulations; (ii) review, check and register the advertiser's name, address, effective contact information and other information, record and save the relevant electronic data of advertising activities, establish registration files and verify and update them regularly. The storage time of relevant files shall not be less than three years from the date of termination of advertising release; (iii) check the relevant advertising supporting documents and verify the advertising contents. For advertisements with inconsistent contents, no administrative license where required, or lacking other supporting documents, Internet advertising operators shall not provide design, production and agency services, and Internet advertising publishers shall not publish them; (iv) be equipped with advertising reviewers who are familiar with advertising laws and regulations, and if conditions permit, to set up a special agency to be responsible for reviewing Internet advertisements; (v) participate in statistical surveys of the advertising industry in accordance with the law, and provide statistical data in a true, accurate, complete and timely manner.

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

The previous Foreign Investment Industrial Guidance Catalogue issued in 2011 classified the real estate agency and brokerage services within the restricted category for foreign investment. Accordingly, a wholly foreign-owned enterprise in China was required to obtain approval from the MOC or its local counterpart in order to establish or invest in any subsidiary to engage real estate agency and brokerage services. The NDRC and the MOC issued a new Foreign Investment Industrial Guidance Catalogue, effective April 2015. The new Foreign Investment Industrial Guidance Catalogue removed the real estate agency and brokerage services from the restricted category. The Foreign Investment Industrial Guidance Catalogue as amended in June 2017 and the subsequent updates of Special Administrative Measures (Negative List) for Foreign Investment Access did not cover real estate agency and brokerage services. Accordingly, the establishment of or the investment in a subsidiary to engage in real estate agency and brokerage services is no longer subject to the approval of the MOC or its local counterparts.

On July 13, 2021, certain PRC authorities promulgated Notice on the Continuous Rectification and Regulation of the Real Estate Market Order, which provides for intensified punishment by local authorities for real estate agencies violating laws and regulations, including warning and interview, suspension of business for rectification, revocation of business license and qualification certificate, exposure to the public, and reference to security and judicial authorities for investigation and punishment in the case of criminal offence.

We mainly use City Rehouse and its subsidiaries to provide support for our e-commerce business. Each subsidiary of City Rehouse has obtained and maintained a business license with such business scope, and 42 of our PRC operating entities have completed the filing with the competent local real estate administrative authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China —Failure to obtain the approvals or complete the filings required for our real estate agency and brokerage business in China may limit our ability to provide real estate agency and brokerage services or establish new PRC operating entities”.

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

After receiving a trademark registration application, the PRC Trademark Office will make a public announcement with respect to the proposed trademark registration application if the relevant trademark passes the preliminary examination. Any person may, within three months after such public announcement, object to such trademark application. The PRC Trademark Office will then decide who is entitled to the trademark registration, and its decisions may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no objection is filed within three months after the public announcement period or if the objection has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked. As of March 31, 2022, we owned or licensed 331 registered trademarks in China, and had 29 trademark applications in various industry categories pending with the China Trademark Office.

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

As an offshore holding company with PRC subsidiaries, Leju may (i) make additional capital contributions to its PRC subsidiaries; (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries; (iii) make loans to its PRC subsidiaries or consolidated variable interest entities; or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals, such as:

●	capital contributions to our PRC subsidiaries that operate in the industries that fall within the restricted category for foreign investment must be approved by the MOC or its local counterparts;
●	loans by us to our PRC subsidiaries cannot exceed the statutory limit which is the difference between the amount of total investment and the amount of registered capital of such subsidiaries as approved by the MOC or its local counterpart or the limit calculated by the approach set forth in the Notice of Matters Concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing issued by the People’s Bank of China in January 2017, and must be registered with SAFE or its local branches; and
●	loans by us to our consolidated variable interest entities must be filed with the National Development and Reform Commission and must also be registered with SAFE or its local branches.

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

C.Organizational Structure

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

As a result of these contractual arrangements, we, through our PRC subsidiaries, have become the primary beneficiary of these PRC entities and account for them as variable interest entities, and consolidate the financial results of these entities into our financial statements in accordance with U.S. GAAP. Substantially all of our revenues are derived from our consolidated variable interest entities and we rely on dividends and service fees paid to us by our PRC subsidiaries and our consolidated variable interest entities in China. Entities apart from our consolidated variable interest entities contributed in aggregate 0.1%, 0.1% and 0.1% of our total net revenues in 2019, 2020 and 2021, respectively. Our operations not conducted through contractual arrangements with the consolidated variable interest entities primarily consist of outsourcing arrangements business, support services for online advertising business and agency services included with our e-commerce business. In 2019, 2020 and 2021, the total amount of service fees that our PRC subsidiaries received from our consolidated variable interest entities under all the service agreements between our PRC subsidiaries and consolidated variable interest entities was $4.3 million, $20.1 million and $17.5 million, respectively. As of December 31, 2021, the amount of service fees payable to us by the consolidated variable interest entities was $86.5 million.

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

Powers of Attorney. Our wholly owned indirect subsidiary, Shanghai SINA Leju, has entered into a powers of attorney with our variable interest entity, Beijing Leju, and its shareholders. Our wholly owned indirect subsidiary, Shanghai Yi Yue, has entered into a powers of attorney with our variable interest entity, Leju Hao Fang, and its shareholders. Our PRC subsidiary, Beijing Maiteng, has entered into a powers of attorney with our variable interest entity, Beijing Jiajujiu, and its shareholders.

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

Others. Each of the shareholders of variable interest entities has confirmed to the effect that: (i) his spouse does not have the right to claim any interests in the respective variable interest entity (together with any other interests therein) or exert influence on the day-to-day management of the respective variable interest entity; and (ii) in the event of his death, incapacity, divorce or any other event which causes his inability to exercise his rights as a shareholder of the respective variable interest entity, he will take necessary actions to safeguard his interests in the respective variable interest entity (together with any other interests therein) and his successors (including his spouse) will not claim any interests in the respective variable interest entity (together with any other interests therein) to the effect that the shareholders’ interests in the respective variable interest entity shall not be affected.

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

Agreements that Transfer Economic Benefits of the consolidated variable interest entities to Us

Exclusive Business Cooperation Agreement. Our wholly owned indirect subsidiary, Shanghai SINA Leju, has entered into an exclusive business cooperation agreement with our variable interest entity, Beijing Leju. Our wholly owned indirect subsidiary, Shanghai Yi Yue, has entered into an exclusive business cooperation agreement with our variable interest entity, Leju Hao Fang. Our PRC subsidiary, Beijing Maiteng, has entered into an exclusive business cooperation agreement with our variable interest entity, Beijing Jiajujiu.

Pursuant to each such exclusive business cooperation agreement the applicable PRC subsidiary of our Company provides the applicable variable interest entity with a series of technical support, consultation and other services, the services fee shall consist of 100% of the total consolidated profit of the applicable variable interest entity after the deduction of any accumulated deficit of the consolidated variable interest entities in respect of the preceding financial year(s), operating costs, expenses, taxes and other statutory contributions. Notwithstanding the foregoing, each PRC subsidiary of our Company may adjust the scope and amount of services fees according to China tax law and tax practices, and the applicable variable interest entity will accept such adjustments. The PRC subsidiary of our Company shall calculate the service fee on a monthly basis and issue a corresponding invoice to the applicable variable interest entity. Notwithstanding the payment arrangements in each exclusive business cooperation agreements, the PRC subsidiary of our Company may adjust the payment time and payment method, and the applicable variable interest entity will accept any such adjustment.

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

In the opinion of Fangda Partners, our PRC legal counsel:

●	The ownership structures of Beijing Leju, Leju Hao Fang and Beijing Jiajujiu described above are in compliance with existing PRC laws and regulations; and
●	Each of the contractual arrangements described above, in each case governed by PRC law, is valid and binding and enforceable in accordance with their respective terms based on currently effective PRC laws and regulations, and do not violate PRC laws or regulations currently in effect.

However, as advised by Fangda Partners, our PRC legal counsel, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws, rules and regulations, and accordingly, there can be no assurance that the PRC regulatory authorities will not ultimately take a contrary view from that of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC regulatory authorities determine that our contractual arrangements for operating our internet and advertising business in China do not comply with PRC government restrictions on foreign investment in such industries, we could be subject to severe penalties. See “Item 3. Key Information —D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our advertising services business and real estate online business in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the internet information service industry, we could be subject to severe penalties.” and “—Our ability to enforce the equity pledge agreements between us and the shareholders of Beijing Leju, Leju Hao Fang or Beijing Jiajujiu may be subject to limitations based on PRC laws and regulations”. In addition, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business In China—Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations”.

D.Property, Plants and Equipment

Our principal executive offices are located at Level G of Building G, Building H and Building J, No.8 Dongfeng South Road, with approximately 10,853 square meters of office space. As of March 31, 2022, we leased properties with an aggregate gross floor area of approximately 21,913 square meters for our 60 local offices across China and at our Hong Kong office. Our leased properties mainly consist of office premises, a portion of which are leased from related parties. We believe our existing leased premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

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

A.Operating Results

Overview

We are a leading O2O real estate services provider in China. We offer real estate e-commerce, online advertising and online listing services through our online platform, which comprises local websites covering 401 cities and various mobile applications. We integrate our online platform with complementary offline services to facilitate residential property transactions. In addition to our own websites, we also operate various real estate and home furnishing websites of SINA.

E-Commerce. We offer e-commerce services primarily in connection with new residential property sales. Our O2O services for new residential properties include selling discount coupons and facilitating online property viewing, physical property visits and pre-sale customer support. We earn revenue primarily from the sale of discount coupons used for property purchases. Our revenues from e-commerce services in 2019, 2020 and 2021 were $547.2 million, $547.9 million and $411.1 million, respectively, representing 79.0%, 76.2% and 77.0%, respectively, of our total revenues for those periods.

Online Advertising. We currently sell advertising primarily on the SINA new residential properties and home furnishing websites, which are operated by us. In addition, we are the exclusive advertising agent for the SINA home page and non-real estate websites with respect to advertising sold to advertisers, including real estate developers and home furnishing suppliers. We also sell advertising on our contractor platform website and on various mobile applications. Our revenues from online advertising services in 2019, 2020 and 2021 were $143.8 million, $170.8 million and $122.5 million, respectively, representing 20.8%, 23.7% and 22.9%, respectively, of our total revenues for those periods.

Listing. We offer fee-based online property listing services to real estate agents and free services to individual property sellers. We currently operate the SINA real estate websites for listings of existing residential properties for sale or lease. Our revenues from listing services in 2019, 2020 and 2021 were $1.6 million, $0.8 million and $0.5 million, respectively, representing 0.2%, 0.1% and 0.1%, respectively, of our total revenues for those periods.

We generated total revenues of $692.6 million, $719.5 million and $534.1 million in 2019, 2020 and 2021, respectively. We incurred net income of $10.9 million, $21.0 million and net loss of $149.9 million in 2019, 2020 and 2021, respectively.

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

The following factors typically have a significant impact on China’s real estate industry:

●	Economic growth, speed of urbanization and demand for residential and commercial properties in China. China’s economic growth has been primarily concentrated in China’s urban areas, and economic growth, higher standards of living, population growth and urbanization are primary drivers of demand for the purchase or rental of residential properties. Because we focus on China’s urban areas, China’s economic growth and urbanization are important to our operations. The PRC property industry is dependent on the overall economic growth in China and the associated demand for residential properties.
●	Government policies. The PRC government exercises considerable direct and indirect influence over the real estate industry through its policies and other economic measures. The PRC government regulates real estate purchases and taxation associated with real estate transactions. For greater detail see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business is susceptible to fluctuations in China’s real estate industry, which may materially and adversely affect our results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business may be materially and adversely affected by government measures aimed at China’s real estate industry”. The imposition of new policies, laws and regulations, or changes to current polices, laws and regulations, could have a material impact on the real estate market in China, which would affect our business, financial condition and results of operations.
●	Availability and cost of credit. The availability and cost of credit have a substantial effect on customers’ ability to purchase properties and the prices they can afford to pay. This impacts the number of properties that developers are able to market and sell, which is a significant factor affecting our results of operations. The PRC government regulates the proportion of the purchase price of a property that may be financed with credit and the price of credit is generally a function of benchmark interest rates. To the extent that fluctuations in interest rates or regulatory changes impact the availability and cost of financing for property purchases, conditions in the real estate industry, and our results of operations, would be affected.
●	Supply of new residential real estate projects. The growth of the PRC real estate industry depends largely on the launch of new residential real estate projects at affordable prices. Factors such as the overall economy, competition and government land policies can affect the price and availability of new projects. The PRC government and relevant local authorities control various aspects of new projects, including the amount and cost of land for development, each of which affects the supply of new developments and our results of operations.

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

Our ability to expand into new geographic areas in China

A significant portion of our revenues is concentrated in China’s major urban centers. We expect them to continue to represent a significant portion of our revenues in the near term. We also may expand into new geographic areas and sectors and increase our market share in areas and sectors where we currently operate. As of December 31, 2021, we had established real estate-related content, search services, marketing and listing coverage of 401 cities across China. Our ability to succeed in newly penetrated cities and cities where we intend to increase our presence will have a substantial impact on our results of operations, and we may incur significant additional operating expenses, including hiring new sales and other personnel, in order to expand our operations.

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

Online advertising. In respect of the online advertising services, we mainly provide comprehensive advertisement placement services to the advertisers (i.e., property developers) through a packaged online cross-media and cross-platform product portfolio, including those owned by us and other independent outlets. We consider we act as principal in this arrangement when we are a contracting party to our advertisers and are primarily responsible for delivering the specified service to the advertisers. We control the specified service before that service is transferred to an advertiser, because (i) we have the discretion to decide which media outlets to use and what type of the advertisements to be placed, (ii) we are subject to certain risk of loss to the extent that the cost paid to the media outlets, which is charged to us based on a number of methodology, including viewership (CPM) or click (CPC) or others, cannot be compensated by the total consideration obtained from the advertisers, and (iii) we have the discretion to determine the fee charged to the advertisers, which affects our margin as the costs incurred might vary. Therefore we report revenue earned from the advertisers and costs paid to media outlets related to these transactions on a gross basis.

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

On April 23, 2021, we granted to certain of our employees and directors options to purchase an aggregate of 3,667,000 ordinary shares at the exercise price of $1.00 per share and 600,000 ordinary shares at the exercise price of $0.10 per share, pursuant to the Leju Plan. The options expire ten years from the date of grant and vest over a period of three years.

As of March 31, 2022, the aggregate number of our ordinary shares underlying outstanding options granted under the Leju Plan is 15,550,652, and 616,668 restricted shares granted under the Leju Plan are outstanding.

In 2021, we recorded compensation expenses of $1.7 million for the options and restricted shares granted to our employees and directors under the Leju Plan, and nil in dividends to E-House for the options and restricted shares granted to employees and directors of E-House under the Leju Plan. As of December 31, 2021, we had $4.2 million of total unrecognized compensation expenses related to unvested share options and restricted shares granted under the Leju Plan, which we expect to be recognize over a weighted-average period of 2.30 years.

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

In 2021, no compensation expense was recorded for the options granted to our employees and directors under the Omnigold Plan. As of December 31, 2021, there was no unrecognized compensation expense given that all share options granted under the Omnigold Plan had been vested.

Other operating income

Our other operating income primarily relates to cash subsidies received by our subsidiaries in China from local governments to encourage us to operate in certain local districts.

Interest income, net

We earn interest income primarily from bank deposits and interest income recognized relating to the financing component of the transaction price of the services delivered.

Other income, net

Other income, net relates to realized gain on marketable securities, unrealized gain on marketable securities, foreign exchange loss/(gain), income from sales of properties held for sales and reimbursement from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Shanghai SINA Leju was designated a “high and new technology enterprise” entitled to a favorable statutory tax rate of 15% from 2013 through 2017. Shanghai SINA Leju renewed its qualification of “high and new technology enterprise” in 2018 and 2021, and is entitled to enjoy a favorable statutory tax rate of 15% from 2018 through 2023.

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

Net income (loss) attributable to non-controlling interests

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

	Year Ended December 31,
	2019	2020	2021

	(in thousands of $, except share and per share data)
Revenues:
E-commerce	547,184	547,895	411,097
Online advertising	143,779	170,783	122,522
Listing	1,642	848	498
Total net revenues	692,605	719,526	534,117
Cost of revenues	(68,298)	(73,762)	(55,801)
Selling, general and administrative expenses	(607,165)	(622,026)	(645,623)
Other operating income	598	381	560
Income (loss) from operations	17,740	24,119	(166,747)
Interest income, net	152	7,268	3,130
Other income (loss), net	1,979	300	209
Income (loss) before income taxes and loss from equity in affiliates	19,871	31,687	(163,408)
Income tax (expenses) benefits	(8,990)	(10,665)	13,498
Income (loss) before loss from equity in affiliates	10,881	21,022	(149,910)
Loss from equity in affiliates	(9)	(24)	(14)
Net income (loss)	10,872	20,998	(149,924)
Less: Net income (loss) attributable to non-controlling interest	(650)	1,696	1,010
Net income (loss) attributable to Leju Holdings Limited shareholders	11,522	19,302	(150,934)
Income (loss) per share:
Basic	0.08	0.14	(1.10)
Diluted	0.08	0.14	(1.10)
Weighted average numbers of shares used in computation:
Basic	135,770,793	136,070,785	136,652,162
Diluted	135,811,751	137,564,567	136,652,162

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Total revenues. Total revenues decreased by 26% to $534.1 million in 2021 from $719.5 million in 2020, primarily due to a decrease in revenues from e-commerce services and online advertising services. E-commerce revenues decreased by 25% to $411.1 million in 2021 from $547.9 million in 2020, primarily due to a decrease in the number of discount coupons redeemed. We sold a total of 162,196 discount coupons in 2021, 138,230 of which were redeemed. Online advertising revenues decreased by 28% to $122.5 million in 2021 from $170.8 million in 2020, primarily due to a decrease in property developers’ demand for online advertising. Listing revenues decreased by 41% to $0.5 million in 2021 from $0.8 million in 2020, primarily due to a decrease in secondary real estate brokers’ demand.

Cost of revenues. Cost of revenues decreased by 24% to $55.8 million in 2021 from $73.8 million in 2020, primarily due to decreased cost of advertising resources purchased from media platforms.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by 4% to $645.6 million in 2021 from $622.0 million in 2020, primarily due to bad debt provision which increased by $106.4 million compared to 2020, partially offset by the decreased marketing expenses related to the Company's e-commerce business. The bad debt provision recorded in 2021 was mainly attributable to the recognition of additional loss allowance on expected credit loss of our outstanding online advertising related receivables from some customers, whose credit quality has worsened.

Other operating income. Other operating income was $0.6 million in 2021, compared to $0.4 million in 2020, due to increased cash subsidies received from local governments.

Income(loss) from operations. As a result of the foregoing, we generated $166.7 million of loss from operations in 2021, compared to income from operations of $24.1 million in 2020.

Interest income, net. Interest income was $3.1 million in 2021, compared to $7.3 million in 2020, mainly due to the decreased interest income recognized relating to the financing component of the transaction price of the services delivered.

Other income, net. We had other net income of $0.2 million in 2021, compared to $0.3 million in 2020.

Income tax benefits (expenses). Income tax benefits were $13.5 million in 2021, compared to Income tax expense of $10.7 million in 2020, due to the loss before taxes and equity in affiliates of $163.4 million in 2021.

Net income (loss). We generated net loss of $149.9 million in 2021, compared to net income of $21.0 million in 2020.

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

Other income, net. We had other net income of $0.3 million in 2020, compared to $2.0 million in 2019, primarily due to $0.8 million of foreign exchange loss recognized in 2020 while $0.4 million of foreign exchange gain recognized in 2019.

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

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, we apply the following steps:

●	Step 1: Identify the contract(s) with a customer
●	Step 2: Identify the performance obligations in the contract
●	Step 3: Determine the transaction price
●	Step 4: Allocate the transaction price to the performance obligations in the contract
●	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

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

Our management consider we act as principal in this arrangement when we are a contracting party to our advertisers and our primarily responsible for delivering the specified service to the advertisers. We control the specified service before that service is transferred to an advertiser, because (i) we have the discretion to decide which media outlets to use and what type of the advertisements to be placed; (ii) we are subject to certain risk of loss to the extent that the cost paid to the media outlets, which is charged to us based on a number of methodology, including viewership (CPM) or click (CPC) or others, cannot be compensated by the total consideration obtained from the advertisers; and (iii)we have the discretion to determine the fee charged to the advertisers, which affects our margin as the costs incurred might vary. Therefore, we report revenue earned from the advertisers and costs paid to media outlets related to these transactions on a gross basis.

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

Contract balances

We do not have unconditional right to the consideration for advertising or listing services until all promises have been fulfilled and therefore initially records a contract asset when recognizing revenue. Upon fulfillment of all advertising or listing services, contract assets will be reclassified as a receivable. Contract assets recognized were $1.9 million and $1.4 million for the years ended December 31, 2020 and 2021, respectively.

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

Financing Component

In determining the transaction price, we adjust the promised amount of consideration to determine the cash selling price of the service to be delivered and reflect the time value of money if the contract has a significant financing component. As a result of the adjustment to the transaction price, we recognized interest income amounting to $0.3 million, $4.5 million and nil for the years ended December 31,2019, 2020 and 2021, respectively.

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

In 2019, 2020 and 2021, entities apart from our consolidated variable interest entities contributed in aggregate 0.1%, 0.1% and 0.1%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with our consolidated variable interest entities primarily consist of outsourcing arrangements business, support services for online advertising business and agency services included with our e-commerce business. The following tables set forth our revenues, cost of revenues and net income for the consolidated variable interest entities and other group entities which are not our consolidated variable interest entities for the years indicated, after elimination of inter-company transactions:

	2021
	Variable interest entities	Other entities	Total

	(in thousands of $)
Total revenues	533,619	498	534,117
Cost of revenues	(47,730)	(8,071)	(55,801)
Net income (loss)	(81,530)	(68,394)	(149,924)

	2020
	Variable interest entities	Other entities	Total

	(in thousands of $)
Total revenues	718,861	665	719,526
Cost of revenues	(65,613)	(8,149)	(73,762)
Net income (loss)	14,278	6,720	20,998

	2019
	Variable interest entities	Other entities	Total

	(in thousands of $)
Total revenues	691,566	1,039	692,605
Cost of revenues	(59,823)	(8,475)	(68,298)
Net income (loss)	(2,844)	13,716	10,872

As of December 31, 2019, 2020 and 2021, entities apart from our consolidated variable interest entities accounted for an aggregate of 27.4%, 17.9% and 24.6%, respectively, of our total assets. The assets not associated with our consolidated variable interest entities primarily consist of cash, deferred assets and intangible assets. The total assets held by the consolidated variable interest entities and other group entities which are not our consolidated variable interest entities were $380.5 million and $144.0 million, respectively, as of December 31, 2019, $527.3 million and $114.7 million, respectively, as of December 31, 2020, and $329.7 million and $107.5 million, respectively, as of December 31, 2021. All above figures were after elimination of inter-company.

Pursuant to contractual arrangements that Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng have with our consolidated variable interest entities, the earnings and cash of our consolidated variable interest entities are used to pay service fees in Renminbi to three of our PRC subsidiaries in the manner and amount set forth in these agreements. After paying the applicable withholding taxes and making appropriations for its statutory reserve requirement, the remaining net profits of our PRC subsidiaries would be available for distribution to our offshore companies. As of December 31, 2021, the net assets of our PRC subsidiaries and our consolidated variable interest entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate $35.8 million. As an offshore holding company of its PRC subsidiaries and consolidated variable interest entities, Leju may make loans to its PRC subsidiaries and consolidated variable interest entities. Any loans to its PRC subsidiaries are subject to registrations with relevant governmental authorities in China. It may also finance its subsidiaries by means of capital contributions. See “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries”.

Furthermore, cash transfers from our PRC subsidiaries to our offshore companies are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and our consolidated variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment”. Cash and cash equivalents (including restricted cash) held by the consolidated variable interest entities was denominated in Renminbi and amounted to RMB862 million ($123.9 million, based on an exchange rate of RMB6.9618 to $1.00 as of December 31, 2019), RMB1,553 million ($237.9 million, based on an exchange rate of RMB6.5250 to $1.00 as of December 31, 2020) and RMB1,286 million ($201.8 million, based on an exchange rate of RMB6.3757 to $1.00 as of December 31, 2021) as of December 31, 2019, 2020 and 2021, respectively.

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

Prior to January 1, 2020, we regularly review the creditworthiness of its customers, and requires collateral or other security from its customers in certain circumstances when accounts receivables’ aging is over one year. We establish an allowance for credit losses primarily based upon factors surrounding the credit risk of specific customers, including creditworthiness of the clients, aging of the receivables and other specific circumstances related to the accounts. Accounts receivable balances are written off after all collection efforts have been exhausted.

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

Balances of the allowance for credit losses for accounts receivable and contract assets by each risk category are as follows:

	As of December 31,
	2020	2021

	(in thousands of $)
Balances of customers with good credit rating	45	—
Balances of customers with pledged credit risk	1,936	1,126
Balances of customers with high credit risk	6,165	112,183
Balances of customers with normal risk	4,538	2,066
Total	12,684	115,375

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

Details of the accounts receivable and contract assets from customers accounting for 10% or more of total net accounts receivable and contract assets are as follows:

	As of December 31,
	2020	2021

	(in thousands of $)
Customer A
Accounts receivable, gross	146,285	96,510
Allowance for credit losses	(44)	(96,510)
Accounts receivable, net	146,241	—

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

Toward the end of the second quarter of 2017, China’s real estate market showed signs of further slowdown under the government’s continued restrictive policies and further credit tightening. Our revenue growth started to slow down as developers became more pessimistic about sales volume and more cautious with their advertising spending. We believed that this resulted in slower than previously expected growth for our business over the next several years. These circumstances prompted our management to perform an interim qualitative and quantitative test on goodwill as of June 30, 2017. Based on the impairment assessment review performed, we concluded that the carrying amount was higher than our fair value and consequently recorded a goodwill impairment of $41.2 million. We had no goodwill balance as of December 31, 2020 and 2021, respectively.

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

We recognized a valuation allowance against deferred tax assets on tax loss carry-forwards of $5.2 million and $20.9 million for the years ended December 31, 2019 and 2021, respectively. We reversed a valuation allowance against deferred tax assets on tax loss carry forwards of $0.3 million for the year ended December 31, 2020.

We assess available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2021. Such objective evidence limits our ability to consider other subjective evidence such as its projections for future growth.

On the basis of this evaluation, as of December 31, 2021, a valuation allowance of $26.7 million of which $24.1 million was for bad debt provision and $2.6 million was for net operating loss carry-forwards, was recorded to reflect only the portion of the deferred tax assets that is not more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carry forwards period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

Recent Accounting Pronouncements

See “Notes to Consolidated Financial Statements for the Years Ended December 31, 2019, 2020 and 2021—2. Summary of Principal Accounting Policies—(ac) Recently issued accounting pronouncements”.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2019, 2020 and 2021 were 2.9%, 2.5% and 0.9%, respectively. The year-over-year percent change in the consumer price index for January 2020, 2021 and 2022 was an increase of 5.4%, a decrease of 0.3% and an increase of 0.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

B.Liquidity and Capital Resources

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2019	2020	2021

	(in thousands of $)
Net cash provided by (used in) operating activities	19,696	108,495	(39,889)
Net cash provided by (used in) investing activities	(5,561)	102	(318)
Net cash provided by financing activities	41	540	1,033
Net increase/(decrease) in cash and cash equivalents	11,749	126,695	(33,311)
Cash, cash equivalents and restricted cash at the beginning of the year	147,263	159,012	285,707
Cash, cash equivalents and restricted cash at the end of the year	159,012	285,707	252,396

Operating Activities

Net cash used in operating activities in 2021 was $39.9 million, primarily comprising net loss of $149.9 million adjusted for non-cash transactions including allowance for credit losses of $111.3 million, a $44.3 million decrease in other current liabilities and accrued expenses, and a $17.2 million increase in prepaid expenses and other current assets, partially offset by a $61.9 million decrease in accounts receivable and contract assets.

Net cash provided by operating activities in 2020 was $108.5 million, primarily comprising net income of $21.0 million adjusted for non-cash transactions including depreciation and amortization of $14.3 million, allowance for credit losses of $4.9 million, noncash lease expense of $4.5 million, a $70.3 million increase in other current liabilities and accrued expenses, a $11.1 million decrease in deferred tax assets, and a $44.8 million decrease in customer deposits, partially offset by a $66.2 million increase in accounts receivable and contract assets.

Net cash provided by operating activities in 2019 was $19.7 million, primarily comprising net income of $10.9 million adjusted for non-cash transactions including depreciation and amortization of $15.2 million, allowance for credit losses of $5.5 million, noncash lease expense of $7.6 million, a $60.2 million increase in other current liabilities and accrued expenses, a $12.2 million decrease in deferred tax assets, and a $7.2 million increase in other tax payable, partially offset by a $50.8 million increase in accounts receivable and contract assets, and a $46.6 million increase in customer deposits.

Investing Activities

Net cash used in investing activities in 2021 was $0.3 million, primarily comprised of $1.1 million for the purchase of property and equipment as well as intangible assets, partially offset by $0.8 million for the proceeds from disposal of property and equipment.

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

Financing Activities

Net cash provided by financing activities in 2021 was $1.0 million, mainly due to the proceeds from short-term borrowings of $0.8 million.

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

As a result, our PRC subsidiaries, consolidated variable interest entities and consolidated variable interest entities’ subsidiaries in China are restricted in their ability to transfer their net assets to us in the form of cash dividends, loans or advances. As of December 31, 2021, the amount of the restricted net assets, which represents registered capital and additional paid-in capital cumulative appropriations made to statutory reserves, was $35.8 million.

As an offshore holding company, Leju is permitted under PRC laws and regulations to provide funding from the proceeds of its offshore fund raising activities to its PRC subsidiaries only through loans or capital contributions, and to our consolidated variable interest entities only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. As a result, there is uncertainty with respect to Leju’s ability to provide prompt financial support to its PRC subsidiaries and consolidated variable interest entities when needed. Notwithstanding the foregoing, Leju’s PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated variable interest entities either through entrustment loans from the PRC subsidiaries to the consolidated variable interest entities, or direct loans to such variable interest entities’ nominee shareholders, which would be contributed to the variable interest entities as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated variable interest entities’ share capital.

Material cash requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures and operating lease commitments.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Capital expenditures. Our capital expenditures amounted to $8.0 million, $1.6 million and $1.1 million in 2019, 2020 and 2021, respectively. In the past, our capital expenditures consisted principally of purchases of property and equipment and intangible assets used in our operations. We funded our capital expenditures primarily with cash on hand and cash generated from operating activities.

Operating lease obligations. Our operating lease obligations relate to our obligations under lease agreements with lessors of our corporate offices. As of December 31, 2021, the amount of total future lease payments under operating leases, whose weighted average remaining lease term is 5.8 years, was $29.3 million, of which $5.7 million is short-term.

Long-term debt obligations. As of December 31, 2021, there were no long-term debt obligations consisting of the principal amount and cash interests.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have retained or contingent interests in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

C.Research and Development, Patents and Licenses, etc.

Research and Development

We believe that the continual development of our technology will be vital to maintaining our long-term competitiveness. As of December 31, 2021, we employed 313 software developers and other technology-related personnel. We have developed a technology infrastructure that is specifically used for our real estate and home related internet website services. In addition, we have also developed our proprietary mobile applications including “Leju Home Purchase” (an upgraded version of “Pocket Leju”), “Leju Er Shou Fang”, “Lai Ke” and “Leju Finance”. We plan to further develop new, proprietary mobile applications tailored to the needs of home purchasers, developer partners and real estate agents. We will develop our mobile applications with a focus on enhancing mobile user experience and engagement and to achieve seamless integration with the websites we operate.

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

As of March 31, 2022, we owned 147 registered copyrights, owned or licensed 331 registered trademarks in China, had 29 trademark applications in various industry categories pending with the China Trademark Office, had one patent application in China and owned or licensed 101 registered domain names.

We own the software copyrights of our mobile applications “Leju Home Purchase” (an upgraded version of “Pocket Leju”), “Leju Er Shou Fang”, “Lai Ke” and “Leju Finance”. We have registered our software copyrights of substantially all of our mobile applications.

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and total revenues and expenses. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. Such critical estimates are discussed below. For further information on our other significant accounting estimates, see Note 2 to our consolidated financial statements included elsewhere in this annual report.

Allowance for current expected credit losses on accounts receivables and contract assets, deposits, other receivables and amounts due from related parties.

We have estimated an allowance for current expected credit losses on accounts receivables, contract assets, deposits, other receivables, and amounts due from related parties based on the credit risk of the respective receivables. Significant judgment is required in assessing the risk characteristics of our customers. The allowance amount has been measured as the difference of the asset’s carrying amount and the estimates of present value of future cash flows based on historical settlement pattern, past default experience of the debtor, overall economic environment in which the debtors operate, and also the assessment of both current and future development of environment as of the date when this report issued. These procedures also included the involvement of professionals with specialized skills engaged by the Group.

Provision of income tax and valuation allowance for deferred tax asset

Significant judgment is required in determining income tax expense based on tax laws in the various jurisdictions in which we operate. In calculating our effective income tax rate, estimates are required regarding the timing and amount of taxable and deductible items which will adjust the pre-tax income earned in various tax jurisdictions. Through our interpretation of local tax regulations, adjustments to pretax income for income earned in various tax jurisdictions are reflected within various tax filings. Although we believe that our estimates and judgments discussed herein are reasonable, actual results may be materially different than the estimated amounts.

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Significant judgment is required in determining the valuation allowance. In assessing the need for a valuation allowance, we consider all sources of taxable income, including projected future taxable income, reversing taxable temporary differences and ongoing tax planning strategies. If it is determined that we are able to realize deferred tax assets in excess of the net carrying value or to the extent we are unable to realize a deferred tax asset, we would adjust the valuation allowance in the period in which such a determination is made, with a corresponding increase or decrease to earnings.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xin Zhou	54	Executive Chairman
Yinyu He	47	Chief Executive Officer
Charles Chao	56	Director
Canhao Huang	64	Director
Minyi Zhang	48	Director
David Jian Sun	57	Independent Director
Min Fan	56	Independent Director
Winston Jin Li	55	Independent Director
Hongchao Zhu	62	Independent Director
Qiong Zuo	42	Chief Operating Officer
Li-Lan Cheng	57	Acting Chief Financial Officer

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

Yinyu He has served as our chief executive officer since March 2014 and vice-president from January 2011 to August 2011. He served as our director of strategic planning from August 2008 to December 2010. Prior to joining Leju, Mr. He was the publisher and chief editor of UBM’s InformationWeek China from 2004 to 2008. From 2000 to 2004, he served as a senior reporter and researcher covering China’s IT, telecom, financial, and media industries at Interfax (China) News Agency, where he was a founding member. He also worked as a journalist, reporter, commentator, and anchor for a number of media outlets including the China Business Network (CBN), Shanghai Television, Eastern Radio, Securities Herald, Eastday.com, and Finance Director magazine (part of The Economist Group). He received his bachelor’s degree and master’s degree from Shanghai University.

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

Minyi Zhang has served as our director since August 2021. Mr. Zhang currently serves as General Manager of Vertical Sales & Operation Department of Tencent Marketing Solution and a director of Yiche Holding Limited. Mr. Zhang is in charge of the department’s overall business strategy and development, and leads various teams including vertical sales, operations and marketing insights service teams. He joined Tencent in 2009. Mr. Zhang received his bachelor’s degree in automation from Shanghai Jiao Tong University and his MBA from China Europe International Business School (CEIBS).

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

Winston Jin Li has served as our independent director since April 2014. He currently serves as an independent director of E-House Enterprise and an independent director of Kingbo Strike Limited. Mr. Li was the chief financial officer of Inke Limited, a leading PRC-based mobile live streaming company from March 2018 to February 2019. Mr. Li served as chief financial officer of Sungy Mobile Ltd., a provider of mobile internet products and services in China, from July 2013 to August 2014. Mr. Li served as a partner at the Hong Kong office of Linklaters LLP from 2002 to 2004 and an attorney at the Hong Kong office of Skadden Arps Slate Meagher & Flom LLP from 1997 to 2002. Mr. Li received his bachelor’s degree in biochemistry from Peking University and master of science degree from the University of Michigan, Ann Arbor. He received his juris doctor degree from Columbia Law School.

Hongchao Zhu has served as our independent director since March 2017. Mr. Zhu is the managing partner of Shanghai United Law Firm and has been practicing with Shanghai United Law Firm since 1986. Mr. Zhu is a guest professor of East China University of Political Science and Law and Shanghai University, and is also an arbitrator of Shanghai Arbitration Association and China International Economic Trade Arbitration Commission. Mr. Zhu currently serves as an independent director of E-House Enterprise, an independent director of Sansheng Holdings (Group) Co.Ltd., an independent director of Shanghai Bailian Group Co.,Ltd., an independent director of Bright Real Estate Grouop Co.,Limited, an independent director of Jupai Holdings Limited, an NYSE-listed third-party wealth management service provider in China, and an independent director of Haitong Securities Co., Ltd. (SEHK: 06837; SSE: 600837), a company listed on the Hong Kong Stock Exchange and Shanghai Stock Exchange. Mr. Zhu once served as vice chairman of the All China Bar Association and chairman of the Shanghai Bar Association. Mr. Zhu received his master’s and bachelor’s degrees in law from Fudan University in China.

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

B.          Compensation of Directors and Executive Officers

For the year ended December 31, 2021, we paid an aggregate of approximately $1.3 million in cash to our executive officers, and we granted 800,000 options to our executive officers at an exercise price of $0.10 per share on April 23, 2021. We paid an aggregate of approximately $0.2 million in cash to our directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

As of March 31, 2022, the aggregate number of our ordinary shares underlying outstanding options granted under the Leju Plan is 15,550,652, and 616,668 restricted shares granted under the Leju Plan are outstanding.

The following table summarizes, as of March 31, 2022 the options and restricted shares granted under the plan to our executive officers and directors and to other individuals as a group (including certain of our employees and E-House’s employees), without giving effect to the options that were exercised or restricted shares that had vested, if any.

	Ordinary
	Underlying		Exercise
	Options/Restricted		Price (2)
Name	Shares		($/Share)	Date of Grant	Date of Expiration (2)
Xin Zhou	360,000	*(1)	4.6	December 1, 2013	N/A
	100,000		5.54	December 14, 2015	December 13, 2025
	60,000		3.24	March 30, 2017	March 29, 2027
	60,000		1.55	March 21, 2018	March 20, 2028
	30,000		1.41	June 27, 2018	June 26, 2028
	120,000		1.00	April 23, 2021	April 22, 2031
Yinyu He	720,000		4.6	December 1, 2013	November 30, 2023
	100,000	*	N/A	March 18, 2014	N/A
	120,000		5.54	December 14, 2015	December 13, 2025
	250,000		3.24	March 30, 2017	March 29, 2027
	150,000		1.55	March 21, 2018	March 20, 2028
	150,000		1.41	June 27, 2018	June 26, 2028
	150,000	*	N/A	May 28, 2019	N/A
	500,000	*	N/A	June 17, 2020	N/A
	400,000		0.10	April 23, 2021	April 22, 2031
Charles Chao	360,000		4.6	December 1, 2013	November 30, 2023
	50,000		5.54	December 14, 2015	December 13, 2025
	60,000		3.24	March 30, 2017	March 29, 2027
	60,000		1.55	March 21, 2018	March 20, 2028
	30,000		1.41	June 27, 2018	June 26, 2028
	60,000		1.00	April 23, 2021	April 22, 2031
Canhao Huang	30,000		4.6	December 1, 2013	November 30, 2023
	15,000		5.54	December 14, 2015	December 13, 2025
	30,000		1.55	March 21, 2018	March 20, 2028
	30,000		1.41	June 27, 2018	June 26, 2028
	60,000		1.00	April 23, 2021	April 22, 2031
David Jian Sun	40,000	*	N/A	March 18, 2014	N/A
	15,000		5.54	December 14, 2015	December 13, 2025
	20,000		3.24	March 30, 2017	March 29, 2027
	20,000		1.55	March 21, 2018	March 20, 2028
	20,000		1.41	June 27, 2018	June 26, 2028
	60,000		1.00	April 23, 2021	April 22, 2031
Min Fan	40,000	*	N/A	March 18, 2014	N/A
	15,000		5.54	December 14, 2015	December 13, 2025
	20,000		3.24	March 30, 2017	March 29, 2027
	20,000		1.55	March 21, 2018	March 20, 2028
	60,000		1.00	April 23, 2021	April 22, 2031
	20,000		1.41	June 27, 2018	June 26, 2028
Winston Jin Li	40,000	*	N/A	March 18, 2014	N/A
	15,000		5.54	December 14, 2015	December 13, 2025
	20,000		3.24	March 30, 2017	March 29, 2027
	20,000		1.55	March 21, 2018	March 20, 2028
	20,000		1.41	June 27, 2018	June 26, 2028
	90,000		1.00	April 23, 2021	April 22, 2031
Hongchao Zhu	20,000		4.6	December 1, 2013	November 30, 2023
	10,000		5.54	December 14, 2015	December 13, 2025
	20,000		3.24	March 30, 2017	March 29, 2027
	20,000		1.55	March 21, 2018	March 20, 2028
	20,000		1.41	June 27, 2018	June 26, 2028
	60,000		1.00	April 23, 2021	April 22, 2031
Li-Lan Cheng	240,000	*	4.6	December 1, 2013	N/A
	30,000		5.54	December 14, 2015	December 13, 2025
	30,000		3.24	March 30, 2017	March 29, 2027
	100,000		1.55	March 21, 2018	March 20, 2028
	90,000		1.41	June 27, 2018	June 26, 2028
	100,000		1.00	April 23, 2021	April 22, 2031
Qiong Zuo	150,000		1.55	March 21, 2018	March 20, 2028
	120,000		1.41	June 27, 2018	June 26, 2028
	100,000	*	N/A	May 28, 2019	N/A
	300,000	*	N/A	June 17, 2020	N/A
	200,000		0.10	April 23, 2021	April 22, 2031
Other individuals as a group	13,240,501	**	0.10 to 9.68	December 1, 2013 to April 23, 2021	November 30, 2023 to April 22, 2031 or N/A

Notes:

(1)	These options were subsequently surrendered for cancellation in exchange for the same number of restricted shares having the same vesting schedule and a purchase price equal to the original option exercise price.
(2)	The options and most of our restricted shares are subject to a three-year vesting schedule, with one-third of the underlying ordinary shares vesting on each of the first, second and third anniversary of the grant date.

*     Represents restricted shares.

**   Includes options and restricted shares.

C.          Board Practices

Our board of directors consists of eight directors. A director is not required to hold any shares in our company by way of qualification. A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with our company must declare the nature of his interest at a meeting of the directors at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the directors after he knows that he is or has become so interested. Subject to the NYSE rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or arrangement or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at the relevant board meeting at which such contract or arrangement or proposed contract or arrangement is considered. The directors may exercise all the powers of the company to borrow money, to mortgage or charge all or any part of its undertaking, property and assets (present and future) and uncalled capital, and subject to the Companies Act of the Cayman Islands, to issue debentures, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

In 2021, our board of directors held meetings or passed unanimous written resolution in lieu of meeting five times.

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

Audit Committee. Our audit committee consists of Mr. Winston Li, Mr. Min Fan and Mr. Jian Sun, and is chaired by Mr. Winston Li. We have determined that Messrs. Li, Fan and Sun each satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

In 2021, our audit committee held meetings or passed unanimous written resolutions in lieu of meeting three times.

Compensation Committee. Our compensation committee consists of Mr. Jian Sun and Mr. Hongchao Zhu, and is chaired by Mr. Jian Sun. We have determined that Messrs. Sun and Zhu each satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

●	reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;
●	approving and overseeing the total compensation package for our executives other than the three most senior executives;
●	reviewing the compensation of our directors and making recommendations to the board with respect to it; and
●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

In 2021, our compensation committee passed unanimous written resolutions in lieu of meeting once.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Min Fan and Mr. Hongchao Zhu, and is chaired by Mr. Min Fan. We have determined that Messrs. Fan and Zhu each satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board;
●	advising the board periodically with regards to significant developments in the law and practice of corporate; and
●	governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

In 2021, our nominating and corporate governance committee passed unanimous written resolutions in lieu of meeting once.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with such care and diligence that a reasonably prudent person would exercise in comparable circumstances and a duty to exercise the skill they actually possess. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by the directors is breached. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board or their office is otherwise vacated. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends any payment or compounds with his creditors; (ii) dies or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from meetings of our board of directors for six consecutive meetings and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provision of our memorandum and articles of association.

D.          Employees

As of December 31, 2019, 2020 and 2021, we had, 2,312, 2,251 and 2,434 employees, respectively. The table sets forth the number of employees by area of business as of December 31, 2021

	Number of	Percentage of
	Employees	Employees
Sales	540	22.2%
Software Developers and Other Technology-related	313	12.9%
Editorial	578	23.7%
Customer Support	303	12.4%
Corporate Offices	700	28.8%
Total	2,434	100.0%

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

E.          Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2022 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5.0% of our ordinary shares.

As of March 31, 2022, we had 136,822,601 ordinary shares issued and outstanding, excluding the 3,580,151 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from March 31, 2022, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Xin Zhou	*	*
Yinyu He(1)	1,967,531	1.4
Charles Chao(2)	*	*
Canhao Huang	*	*
Minyi Zhang(3)	—	—
Jian Sun(4)	*	*
Min Fan(5)	*	*
Winston Jin Li(6)	*	*
Hongchao Zhu(7)	*	*
Li-Lan Cheng	*	*
Qiong Zuo	*	*
All Directors and Executive Officers as a Group(†)	4,589,115	3.4

Principal Shareholders:
TM Home Limited(8)	76,401,247	55.8
SINA Corporation(9)	16,642,623	12.2
Tencent Holdings Limited(10)	21,231,220	15.5

Notes:

*     Less than 1% of our total outstanding shares.

(†)  Except where otherwise disclosed in the footnotes below, the business address of each of our directors and executive officers is Level G, Building G, No.8 Dongfeng South Road, Chaoyang District, Beijing 100016, People’s Republic of China.

(1)	Include (i) 267,499 ordinary shares and 33 ordinary shares represented by 33 ADSs held by Mr. Yinyu He, (ii) 1,699,999 ordinary shares issuable to Mr. He upon exercise of options or vesting of restricted shares within 60 days after March 31, 2022.
(2)	The business address of Mr. Charles Chao is SINA Plaza, No. 8 Courtyard 10, the West Xibeiwang E. Road, Haidian District, Beijing 100193, People’s Republic of China.
(3)	The business address of Mr. Minyi Zhang is Tengyun Building, No. 397 Tianlin Road, Xuhui District, Shanghai 200233, People’s Republic of China.
(4)	The business address of Mr. Jian Sun is No. 124 Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.
(5)	The business address of Mr. Min Fan is Building 18, No. 968 Jin Zhong Road, Changning District, Shanghai 200335, People’s Republic of China.
(6)	The business address of Mr. Winston Jin Li is Unit 4, Tower C, Yingdu Building, Zhichun Road, Haidian District, Beijing 100086, People’s Republic of China.
(7)	The business address of Mr. Hongchao Zhu is Suite 1702, Bund Center, 222 Yan An Road (East), Huangpu District, Shanghai 200002, People’s Republic of China.
(8)	Based on Schedule 13D/A filed with SEC on November 24, 2021 by the reporting persons, represents 76,401,247 ordinary shares held by TM Home Limited. TM Home Limited is a company incorporated in the Cayman Islands with limited liability and owned as to 70.23% and 29.77% by E-House Enterprise and Alibaba Investment Limited, respectively. TM Home Limited purchased

76,401,247 of ordinary shares from E-House Enterprise by issuing to the E-House Enterprise 6,854,839 of its ordinary shares. E-House Enterprise is a company registered in the Cayman Islands with limited liability and listed on the main board of the Hong Kong Stock Exchange (stock code: 2048), whose registered office is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands and principal office in Hong Kong is at 18/F, Tesbury Centre, 28 Queen’s Road East, Wan Chai, Hong Kong.
(9)	Represents 16,642,623 ordinary shares held by SINA. SINA is an exempted company incorporated under the laws of the Cayman Islands. SINA is a leading online media company serving China and the global Chinese communities. The principal executive offices of SINA are No. 8 SINA Plaza, Courtyard 10, West Xibeiwang East Road, Haidian District, Beijing, 100193.
(10)	Represents 21,231,220 held by THL O Limited, a British Virgin Islands company and an indirect wholly owned subsidiary of Tencent Holdings Limited. or Tencent. See “Item 7. Related Party Transactions—Transactions and Agreements with Tencent” for more information. Tencent Holding Limited is incorporated in the Cayman Islands and its business address is 29/F., Three Pacific Place, No.1 Queen’s Road East, Wanchai, Hong Kong. Tencent is listed on the Hong Kong Stock Exchange.

To our knowledge, as of March 31, 2022, 25,502,413 of our ordinary shares were held by four record holders in the United States, representing approximately 18.6% of our total outstanding shares (including the 3,580,151 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan). One of these holders is JPMorgan Chase Bank, N.A., the depositary of our ADS program, which held 24,875,078 ordinary shares on record, representing approximately 18.2% of our total outstanding shares on record as of March 31, 2022 (including the 3,580,151 ordinary shares issued to it for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For the options granted to our directors, executive officers and employees, please refer to “—B. Compensation of Directors and Executive Officers”.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership”.

B.          Related Party Transactions

Transactions with E-House Enterprise

Transactions with E-House Enterprise. We have become a subsidiary of E-House Enterprise and our financial results have been consolidated into the accounts of E-House Enterprise since November 4, 2020. Mr. Xin Zhou, our executive chairman, is a director of E-House Enterprise. E-House Enterprise was controlled by E-House prior to 2018. For the years ended December 31, 2019, 2020 and 2021, we derived revenues in the amount of $1.4 million, $1.4 million, and $36,334 million from providing online advertising services to E-House Enterprise, respectively, and we recognized expenses for marketing channel services provided by E-House Enterprise of $7.4 million, $21.4 million, and $20.6 million, respectively. As of December 31, 2019, 2020 and 2021, we had a receivable balance of $0.9 million and a payable balance of $2.2 million and $4.0 million, respectively.

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

Offshore Transitional Services Agreement (As Amended)

Under the offshore transitional services agreement, E-House agrees that, during the service period, E-House will provide us with various corporate support services, including:

●	accounting support;
●	administrative support;
●	marketing support;
●	internal control support;
●	customer service support; and
●	legal support.

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

E-House charged us a fee based on an estimate of the actual costs incurred to provide services under the offshore and onshore transitional services agreements, which amounted to $1.8 million, $1.9 million and $1.4 million for 2019, 2020 and 2021, respectively.

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

Other Transactions and Agreements with E-House

For the years ended December 31, 2019, 2020 and 2021, we derived revenues in the amount of $23,168, nil and $0.5 million from providing online advertising services to E-House. For the years ended December 31, 2019, 2020, and 2021, we recognized expenses for services provided by E-House of $1.5 million, $0.8 million and $0.9 million, respectively.

In March 2015, we declared a cash dividend of $0.20 per ordinary share, or $0.20 per ADS, and paid an aggregate of $18.7 million to E-House directly from our additional paid-in capital account in May 2015.

As of December 31, 2019, 2020 and 2021, we had a receivable balance from E-House of $0.6 million, a payable balance to E-house of $0.1 million and $2.2 million, respectively.

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

Other Transactions with SINA

As of December 31, 2019, 2020 and 2021, we had a payable balance of $3.3 million, $3.2 million, and $1.5 million, respectively, to SINA, representing online advertising resources fee payable to SINA. The total cost recognized for the advertising resources purchased from SINA was $18.3 million, $29.3 million and $10.1 million for the years ended December 31, 2019, 2020 and 2021, respectively.

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

Other Transactions with Tencent

As of December 31, 2019, 2020 and 2021, we had a receivable balance of $6.8 million, $9.1 million, and $3.6 million, respectively, from Tencent, representing online advertising resources fee prepaid to Tencent. The total cost recognized for the advertising resources purchased from Tencent was $21.4 million, $17.8 million, and $18.7 million for the years ended December 31, 2019, 2020 and 2021, respectively. In addition, fee paid to Tencent for advertising resources on behalf of customers as we acted as agent were $9.2 million, $43.1 million, and $2.5 million for the years ended December 31, 2019, 2020 and 2021, respectively.

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

Transactions with Certain Related Customers and Suppliers

Transactions with Yunnan Huixiangju Information & Consultant Ltd., or Huixiangju. Huixiangju is one of our investment affiliates and we own 51% equity interest in it. As of December 31, 2019, 2020 and 2021, we had a receivable balance of $1.4 million, nil and nil, respectively, from Huixiangju, represents the platform service fee receivable from Huixiangju. The total revenue generated for the platform services to Huixiangju was $1.3 million, $2.4 million and $0.5 million for the years ended December 31, 2019, 2020 and 2021, respectively.

Transactions with Suzhou Qianyisheng Information & Consultant Ltd., or Qianyisheng. Qianyisheng is one of our investment affiliates and we own 19% equity interest in it. As of December 31, 2019, 2020 and 2021, we had a receivable balance of $1,075, $692 and $708, respectively, which represents the expense paid on behalf of Qianyisheng.

Transactions with Shanghai Yicang Enterprise Management Co., Ltd., or Yicang. Yicang was controlled by Mr. Xin Zhou, our executive chairman before it was sold by Mr. Xin Zhou on April, 2019. We rented office from Yicang of $17,767 in 2019. As of December 31, 2019, 2020 and 2021, we had no receivable balance from or payable balance to Yicang.

Transactions with Shanghai Tianji Network Services Ltd. (formerly known as Shanghai Yunchuang Information & Technology Ltd. ), or Tianji Network. Tianji Network is under control of Mr. Xin Zhou, our executive chairman, by May 2021 and became a subsidiary of E-house Enterprise since then. We purchased technical services of $1.1 million, $0.5 million and $$69,762 million in 2019, 2020 and for the first five months of 2021, respectively. As of December 31, 2019 and 2020, we had a payable balance of $1.1 million and $1.5 million, which represents the payable for technical service fees. The transaction and balance with Tianji Network from June 2021 was included in the transactions with E-house Enterprise.

Transactions with Jupai Holdings Ltd., or Jupai. Mr. Xin Zhou, our executive chairman, is a director of Jupai. We purchased services of $0.1 million, $34,160, and nil from Jupai in 2019, 2020 and 2021, respectively. As of December 31, 2019, 2020 and 2021, we had no receivable balance from or payable balance to Jupai.

Transactions with Alibaba Investment Ltd., or Alibaba. Alibaba is a shareholder with significant influence on TM Home, our controlling shareholder, since November 4, 2021. We purchased services of $0.9 million in 2021. As of December 31, 2021, we had a receivable balance of $0.3 million, which represents prepaid fees for online advertising resources and technical service.

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

Leju is a holding company incorporated in the Cayman Islands. It relies principally on dividends from its subsidiaries in China for its cash requirements, including any payment of dividends to its shareholders. PRC regulations may restrict the ability of Leju’s PRC subsidiaries to pay dividends to Leju. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations relating to Dividend Distributions”.

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

In 2021, the trading price of our ADSs on the NYSE ranged from $3.97 to $0.74 per ADS.

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

The following are summaries of material provisions of our current amended and restated memorandum and articles of association that was adopted by a special resolution passed on March 10, 2014 and became effective immediately upon the completion of our initial public offering of ordinary shares represented by ADSs in April 2014, insofar as they relate to the material terms of our ordinary shares.

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

Register of Members. Under Cayman Islands law, we must keep a register of members and there should be entered therein:

●	the names and addresses of the members, together with a statement of the shares held by each member, and such statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;
●	the date on which the name of any person was entered on the register as a member; and
●	the date on which any person ceased to be a member.

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

However, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which our company has a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	the ordinary shares transferred are free of any lien in favor of us;
●	any fee related to the transfer has been paid to us; or
●	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If our directors refuse to register a transfer they are required, within two months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

Liquidation. On a winding up of our company, the liquidator may, with the sanction of a special resolution, divide amongst the shareholders in specie or kind the whole or any part of the assets of our company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction shall think fit, but so that no shareholder shall be compelled to accept any shares or other securities whereon there is any liability. We are an exempted company with “limited liability” incorporated under the Companies Act, and under the Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. Our company may also repurchase any of our shares (including any redeemable shares) provided that the manner and terms of such purchase have been approved by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (i) unless it is fully paid up; (ii) if such redemption or repurchase would result in there being no shares issued and outstanding; or (iii) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variation of Rights of Shares. If at any time, our share capital is divided into different classes or series of shares, all or any of the special rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series) may be varied with the consent in writing of the holders of a majority of the issued shares of that class or series or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class or series. The rights conferred upon the holders of the shares of any class or series issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class or series, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than one-third of the share capital of our company in issue entitled to vote at general meetings, to requisition an extraordinary general meeting of the shareholders, in which case our directors are obligated to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

In addition, the office of any director shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors, (ii) dies or becomes of unsound mind, (iii) resigns his office by notice in writing to the Company; (iv) without special leave of absence from our board of directors, is absent from meetings of our board of directors for six consecutive meetings and the board resolves that his office be vacated; (v) is prohibited by law from being a director or (vi) is removed from office pursuant to any other provision of our memorandum and articles of association.

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

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, our register of mortgages and charges and special resolutions ofo ur shareholders). However, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information”.

Changes in Capital. Our shareholders may from time to time by ordinary resolution:

●	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
●	sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or
●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
●	an exempted company’s register of members is not required to be open to inspection;
●	an exempted company does not have to hold an annual general meeting;
●	an exempted company may issue no par value, negotiable or bearer shares;
●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	an exempted company may register as a limited duration company; and
●	an exempted company may register as a segregated portfolio company.

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

Although the law in this regard is unclear, we treat our consolidated variable interest entities as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. Based upon the composition of our assets (in particular the retention of a substantial amount of cash), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2021, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. If we were classified as a PFIC for any year during which a U.S. holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our ADSs or ordinary shares.

The U.S. federal income tax rules that apply if we are classified as a PFIC for any taxable year are generally discussed below under “Passive Foreign Investment Company Rules”.

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be reported as a “dividend” for U.S. federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced U.S. federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2021, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to the ADSs or ordinary shares in their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules.” a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC resident enterprise under the EIT Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in China, such gain may be treated as PRC-source gain for foreign tax credit purposes under the U.S.-PRC income tax treaty (the “Treaty”). Pursuant to recently issued Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. U.S. holders are advised to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the recently issued Treasury Regulations.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2021, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs or ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2021, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below) with respect to the ADSs, the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or ordinary shares); and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a pre-PFIC year) will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. holder for that year; and
●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits with original maturities of three months or less and interest expenses incurred for our one year borrowing from bank. In September 2021, we entered into a one-year RMB 5.0 million facility agreement with Shanghai Pudong Development Bank. The interest rate was priced at 65 basis points over Loan Prime Rate (“LPR”). The bank borrowing was unguaranteed and unsecured. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

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

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. As of December 31, 2021, we had Renminbi- or Hong Kong dollar- denominated cash balances of $251.3 million and U.S. dollar-denominated cash balances of $1.1 million. Assuming we had converted the U.S. dollar-denominated cash balance of $1.1 million as of December 31, 2021 into Renminbi at the exchange rate of $1.00 for RMB6.3757 as of December 31, 2021, this cash balance would have been RMB7.1 million. Assuming a further 1% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB7.0 million as of December 31, 2021. Assuming a 1% depreciation of the Renminbi against the U.S. dollar, this cash balance would have increased to RMB7.2 million as of December 31, 2021.

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

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of $1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;
●	a fee of up to $0.05 per ADS for any cash distribution made pursuant to the deposit agreement;
●	a fee of up to $0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
●	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);
●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;
●	stock transfer or other taxes and other governmental charges;
●	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;
●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;
●	in connection with the conversion of foreign currency into U.S. dollars, JPMorgan Chase Bank, N.A. shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and
●	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

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

For the year ended December 31, 2021, we received $0.3 million of reimbursement from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, our management has concluded that, as of December 31, 2021, our internal control over financial reporting was effective. This annual report does not include an attestation report on internal control over financial reporting from our company’s registered public accounting firm, because we, as a “non-accelerated filer” as defined under Rule 12b-2 of the Exchange Act, are not required to have an attestation report on internal control over financial reporting from our external auditors.

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

Changes in Internal Control over Financial Reporting

Other than described above, there were no changes in our internal control over financial reporting during 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Years Ended December 31,
	2020	2021
Audit fees(1)- Deloitte	137,449	85,692
Audit fees(1)-Yu CPA	618,000	620,000

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

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

ITEM 16G. CORPORATE GOVERNANCE

Because more than 50% of the voting power of our company has been held by E-House Enterprise or TM Home since November 2020, we are a “controlled company” under Section 303A of the Corporate Governance Rules of the NYSE. A controlled company need not comply with the applicable NYSE corporate governance rules requiring its board of directors to have a majority of independent directors. We availed ourselves of the controlled company exemption. As a result, we do not have a majority of independent directors on our board.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

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

4.1

2013 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.4

English translation of Exclusive Call Option Agreement, dated November 4, 2020, between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd. and Yinyu He (incorporated herein by reference to Exhibit 4.4 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.5

English translation of Exclusive Call Option Agreement, dated November 4, 2020, between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd. and Xudong Zhu (incorporated herein by reference to Exhibit 4.5 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.6

English translation of Loan Agreement, dated November 4, 2020, between Shanghai SINA Leju Information Technology Co., Ltd. and Yinyu He (incorporated herein by reference to Exhibit 4.6 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

Exhibit Number	Description of Document
4.7

English translation of Loan Agreement, dated November 4, 2020, between Shanghai SINA Leju Information Technology Co., Ltd. and Xudong Zhu (incorporated herein by reference to Exhibit 4.7 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.8

English translation of Powers of Attorney, dated November 4, 2020, issued by Yinyu He to Shanghai SINA Leju Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.8 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.9

English translation of Powers of Attorney, dated November 4, 2020, issued by Xudong Zhu to Shanghai SINA Leju Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.9 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.10

English translation of Equity Pledge Agreement, dated November 4, 2020, between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd. and Yinyu He (incorporated herein by reference to Exhibit 4.10 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.11

English translation of Equity Pledge Agreement, dated November 4, 2020, between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd. and Xudong Zhu (incorporated herein by reference to Exhibit 4.11 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.12

English translation of Exclusive Business Cooperation Agreement dated November 4, 2020 between Shanghai SINA Leju Information Technology Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (incorporated herein by reference to Exhibit 4.12 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.13

English translation of Exclusive Call Option Agreement, dated November 4, 2020, between Shanghai Yi Yue Information Technology Co. Ltd., Leju Hao Fang E-Commerce Co., Ltd. and Yinyu He (incorporated herein by reference to Exhibit 4.13 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.14

English translation of Exclusive Call Option Agreement, dated November 4, 2020, between Shanghai Yi Yue Information Technology Co. Ltd., Leju Hao Fang E-Commerce Co., Ltd. and Weijie Ma (incorporated herein by reference to Exhibit 4.14 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.15

English translation of Loan Agreement, dated November 4, 2020, between Shanghai Yi Yue Information Technology Co. Ltd. and Yinyu He (incorporated herein by reference to Exhibit 4.15 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.16

English translation of Loan Agreement, dated November 4, 2020, between Shanghai Yi Yue Information Technology Co. Ltd. and Weijie Ma (incorporated herein by reference to Exhibit 4.16 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.17

English translation of Powers of Attorney, dated November 4, 2020, issued by Yinyu He to Shanghai Yi Yue Information Technology Co. Ltd. (incorporated herein by reference to Exhibit 4.17 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.18

English translation of Powers of Attorney, dated November 4, 2020, issued by Weijie Ma to Shanghai Yi Yue Information Technology Co. Ltd. (incorporated herein by reference to Exhibit 4.18 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.19

English translation of Equity Pledge Agreement, dated November 4, 2020, between Shanghai Yi Yue Information Technology Co. Ltd., Leju Hao Fang E-Commerce Co., Ltd. and Yinyu He (incorporated herein by reference to Exhibit 4.19 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

Exhibit Number	Description of Document
4.20

English translation of Equity Pledge Agreement, dated November 4, 2020, between Shanghai Yi Yue Information Technology Co. Ltd., Leju Hao Fang E-Commerce Co., Ltd. and Weijie Ma (incorporated herein by reference to Exhibit 4.20 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.21

English translation of Exclusive Business Cooperation Agreement, dated November 4, 2020, between Shanghai Yi Yue Information Technology Co. Ltd. and Leju Hao Fang E-Commerce Co., Ltd. (incorporated herein by reference to Exhibit 4.21 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.22

English translation of Exclusive Call Option Agreement, dated November 4, 2020, between Beijing Maiteng Fengshun Science and Technology Co. Ltd., Beijing Jiajujiu E-Commerce Co. Ltd. and Yinyu He (incorporated herein by reference to Exhibit 4.22 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.23

English translation of Exclusive Call Option Agreement, dated November 4, 2020, between Beijing Maiteng Fengshun Science and Technology Co. Ltd., Beijing Jiajujiu E-Commerce Co. Ltd. and Weijie Ma (incorporated herein by reference to Exhibit 4.23 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.24

English translation of Loan Agreement, dated November 4, 2020, between Beijing Maiteng Fengshun Science and Technology Co., Ltd. and Yinyu He (incorporated herein by reference to Exhibit 4.24 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.25

English translation of Loan Agreement, dated November 4, 2020, between Beijing Maiteng Fengshun Science and Technology Co., Ltd. and Weijie Ma (incorporated herein by reference to Exhibit 4.25 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.26

English translation of Powers of Attorney, dated November 4, 2020, issued by Yinyu He to Beijing Maiteng Fengshun Science and Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.26 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.27

English translation of Powers of Attorney, dated November 4, 2020, issued by Weijie Ma to Beijing Maiteng Fengshun Science and Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.27 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.28

English translation of Equity Pledge Agreement, dated November 4, 2020, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd. and Yinyu He (incorporated herein by reference to Exhibit 4.28 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.29

English translation of Equity Pledge Agreement, dated November 4, 2020, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd. and Weijie Ma (incorporated herein by reference to Exhibit 4.29 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.30

English translation of Exclusive Business Cooperation Agreement, dated November 4, 2020, between Beijing Maiteng Fengshun Science and Technology Co., Ltd. and Beijing Jiajujiu E-Commerce Co., Ltd. (incorporated herein by reference to Exhibit 4.30 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.31

English translation of Advertising Inventory Sale Agency Agreement, dated March 7, 2014, between SINA Corporation and Leju Holdings Limited. (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

Exhibit Number	Description of Document
4.32

Amended and Restated Domain Name and Content License Agreement, dated March 7, 2014, between Beijing SINA Internet Information Service Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333194505). as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.33

Amended and Restated Trademark License Agreement, dated March 7, 2014, between Beijing SINA Internet Information Service Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.34

Amended and Restated Software License and Support Services Agreement, dated March 7, 2014, between SINA.com Technology (China) Co. Ltd. and Shanghai SINA Leju Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.35

Master Transaction Agreement, dated March 2014, between the Registrant and E-House (China) Holdings Limited. (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.36

Offshore Transitional Services Agreement, dated March 2014, between the Registrant and E-House (China) Holdings Limited. (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-194505). as amended initially filed with the Securities and Exchange Commission on March 12, 2014)

4.37

Amendment to Offshore Transitional Services Agreement, dated November 4, 2020 between the Registrant and E-House (China) Holdings Limited. (incorporated herein by reference to Exhibit 4.37 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.38

Non-Competition Agreement, dated March 2014, between the Registrant and E-House (China) Holdings Limited. (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.39

English translation of Onshore Transitional Services Agreement, dated March 2014, between Shanghai Real Estate Sales (Group) Co., Ltd. and certain subsidiaries of the Registrant (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.40

English translation of Supplement to Transitional Services Agreement, dated November 4 2020, between E-House (China) Enterprise Management Group Ltd. (formerly, Shanghai Real Estate Sales (Group) Co., Limited) and certain subsidiaries of the Registrant (incorporated herein by reference to Exhibit 4.40 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.41

English translation of Onshore Cooperation Agreement, dated March 2014, by and among Shanghai Real Estate Sales (Group) Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Leju Hao Fang E-Commerce Co., Ltd. and Beijing Jiajujiu E-Commerce Co., Ltd. (incorporated herein by reference to Exhibit 10.33 to the registration statement on Form F-1 (File No. 333194505). as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.42

Strategic Cooperation Agreement. dated March 10, 2014. between Shanghai Yi Yue Information Technology Co., Ltd. and Shenzhen Tencent Computer Systems Company Limited (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 24, 2014)

4.43

Investor Rights Agreement dated March 31, 2014 between E-House (China) Holdings Limited, THL O Limited and the Registrant (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on April 4, 2014)

Exhibit Number	Description of Document
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

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith

**Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LEJU HOLDINGS LIMITED

	By:		/s/ Yinyu He
		Name:	Yinyu He
		Title:	Chief Executive Officer

Date: April 13, 2022

LEJU HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Leju Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Leju Holdings Limited (the “Company”), its subsidiaries and its variable interest entities (collectively the “Group”) as of December 31, 2021, and 2020, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows, for each of the three years ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Group as of December 31, 2021, and 2020, and the results of its operations and its cash flows for each of the three years ended December 31, 2021, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion.

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

As described in Notes 2 (x) in the consolidated financial statements, the Group adopted Accounting Standard Update (ASU) 2016-13, Financial Instruments-Credit Losses (codified as Accounting Standard Codification Topic 326), since January 1st, 2020, which requires measurement and recognition of current expected credit losses for financial instruments held at amortized cost. The management of the Group have estimated an allowance for CECL of $125,785,771 for the year ended December 31, 2021 on accounts receivables, contract assets, deposits, other receivables, and amounts due from related parties based on the credit risk of the respective receivables. These receivables are assessed on an individual basis for customers with pledged credit risk (pledged type customers), with high credit risk (high risk type customers) and the remaining (normal risk type customers) is collectively assessed by using provision matrix. The allowance amount has been measured as the difference of the asset’s carrying amount and the estimates of present value of future cash flows based on historical settlement pattern, past default experience of the debtor, overall economic environment in which the debtors operate, and also the assessment of both current and future development of environment as of the date when this report issued. These procedures also included the involvement of professionals with specialized skills engaged by the Group.

We have identified allowance for CECL on accounts receivables, contract assets, deposits, other receivables, and amounts due from related parties, as a critical audit matter due to the significance to the Group’s consolidated financial position and the involvement of subjective judgment and management estimates in evaluating the CECL of these receivables.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures to respond the risk of error in the allowance for CECL included (i) obtaining an understanding and assessing management’s method for developing the allowance for doubtful accounts (credit losses); (ii) evaluating the appropriateness of the model; (iii) testing the accuracy of management’s basic input in calculating CECL including aging report, historical write-offs and recoveries, on a sample basis.; (iv) evaluating the reasonableness of significant assumptions and judgments made by management to estimate the allowance for credit loss, including the Group’s provision matrix by grouping individually assessed customers (pledged type customers, high risk type customers) and the normal risk type customers into different categories, and the basis of estimated loss rates applied in each category in the provision matrix (with reference to historical default rates) and forward-looking information; (v) evaluating the competence, capabilities and objectivity of the professionals engaged by the Group.

/s/ Yu Certified Public Accountant, P.C.

We have served as the Group’s auditor since 2020.
New York, New York
April 13, 2022

LEJU HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollar except for share data)

	December 31,
	2020	2021
ASSETS
Current assets:
Cash and cash equivalents	284,489,282	250,313,799
Restricted cash	1,217,414	2,082,103
Accounts receivable, net of allowance of $12,563,981 and $115,290,953 as of December 31, 2020 and 2021, respectively	202,701,987	36,071,056
Contract assets, net of allowance of $119,798 and $83,678 as of December 31, 2020 and 2021, respectively	1,884,193	1,415,241
Marketable securities	4,303,905	1,185,513
Customer deposits, net of allowance of $3,480 and $10,259,195 as of December 31, 2020 and 2021, respectively	11,550,586	783,995
Prepaid expenses and other current assets, net	7,483,504	25,110,040
Amounts due from related parties, net	9,076,358	3,913,385
Total current assets	522,707,229	320,875,132
Property and equipment, net	17,002,113	16,667,281
Intangible assets, net	34,213,342	23,297,758
Right-of-use assets	25,665,519	23,409,149
Investment in affiliates	31,331	17,942
Deferred tax assets, net	40,904,877	51,605,404
Other non-current assets	1,436,301	1,375,104
TOTAL ASSETS	641,960,712	437,247,770

LIABILITIES AND EQUITY
Current liabilities:
Short‑term borrowings (including short-term borrowings of the consolidated VIEs without recourse to Leju of nil and nil as of December 31, 2020 and 2021, respectively)	—	784,230
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Leju of $2,714,357 and $1,631,401 as of December 31, 2020 and 2021, respectively)	2,833,992	1,631,401
Accrued payroll and welfare expenses (including accrued payroll and welfare expenses of the consolidated VIEs without recourse to Leju of $27,228,398 and $19,962,938 as of December 31, 2020 and 2021, respectively)	29,221,956	21,516,888
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Leju of $27,877,546 and $31,400,562 as of December 31, 2020 and 2021, respectively)	63,040,929	60,951,790
Other tax payable (including other tax payable of the consolidated VIEs without recourse to Leju of $19,184,369 and $16,992,077 as of December 31, 2020 and 2021, respectively)	21,203,795	18,046,289
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Leju of $4,737,776 and $2,693,624 as of December 31, 2020 and 2021, respectively)	7,105,885	7,631,923
Advances from customers (including advance from customers of the consolidated VIEs without recourse to Leju of $95,059,745 and $82,626,840 as of December 31, 2020 and 2021, respectively)	95,340,295	82,787,409
Lease liabilities, current (including lease liabilities, current of the consolidated VIEs without recourse to Leju of $5,375,547 and $5,556,351 as of December 31, 2020 and 2021, respectively)	5,461,234	5,581,648
Accrued marketing and advertising expenses (including accrued marketing and advertising expenses of the consolidated VIEs without recourse to Leju of $63,973,194 and $42,180,152 as of December 31, 2020 and 2021, respectively)	70,086,288	43,272,270
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Leju of $19,030,481 and $16,383,879 as of December 31, 2020 and 2021, respectively)	22,595,612	18,504,471
Total current liabilities	316,889,986	260,708,319
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to Leju of $91,205 and $314,763 as of December 31, 2020 and 2021, respectively)	8,558,649	6,042,540
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated VIEs without recourse to Leju of $21,680,018 and $19,437,887 as of December 31, 2020 and 2021, respectively)	21,727,117	19,437,887
Total liabilities	347,175,752	286,188,746

Commitments and contingencies (Note 14)
Shareholders' Equity:
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized, 136,326,020 and 136,822,601 shares issued and outstanding, as of December 31, 2020 and 2021, respectively	136,326	136,823
Additional paid-in capital	799,536,607	801,476,746
Accumulated deficit	(498,000,567)	(648,934,102)
Subscription receivables	(50,286)	—
Accumulated other comprehensive loss	(5,695,204)	(1,424,302)
Total Leju Holdings Limited Shareholders’ Equity	295,926,876	151,255,165
Non-controlling interests	(1,141,916)	(196,141)
Total equity	294,784,960	151,059,024
TOTAL LIABILITIES AND EQUITY	641,960,712	437,247,770

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollar except for share data)

	Year Ended December 31,
	2019	2020	2021

Revenues
E-commerce	547,184,192	547,895,262	411,097,123
Online advertising	143,778,573	170,782,688	122,522,232
Listing	1,642,190	848,033	497,615
Total net revenues	692,604,955	719,525,983	534,116,970
Cost of revenues	(68,297,832)	(73,762,283)	(55,800,726)
Selling, general and administrative expenses	(607,164,835)	(622,026,035)	(645,623,660)
Other operating income, net	597,853	380,849	560,394
Income (loss) from operations	17,740,141	24,118,514	(166,747,022)
Interest income,net	151,931	7,268,530	3,130,211
Other income, net	1,978,511	300,056	208,875
Income (loss) before taxes and loss from equity in affiliates	19,870,583	31,687,100	(163,407,936)
Income tax benefits (expenses)	(8,989,662)	(10,665,022)	13,497,784
Income (loss) before loss from equity in affiliates	10,880,921	21,022,078	(149,910,152)
Loss from equity in affiliates, net of tax of nil	(9,070)	(23,859)	(13,871)
Net income (loss)	10,871,851	20,998,219	(149,924,023)
Less: Net income (loss) attributable to non-controlling interests	(650,145)	1,695,981	1,009,512
Net income (loss) attributable to Leju Holdings Limited shareholders	11,521,996	19,302,238	(150,933,535)
Income (loss) per share:
Basic	0.08	0.14	(1.10)
Diluted	0.08	0.14	(1.10)
Shares used in computation of income (loss) per share
Basic	135,770,793	136,070,785	136,652,162
Diluted	135,811,751	137,564,567	136,652,162

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In U.S. dollar)

	Year Ended December 31,
	2019	2020	2021

Net income (loss)	10,871,851	20,998,219	(149,924,023)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	(3,744,695)	17,938,007	4,282,498

Comprehensive income (loss)	7,127,156	38,936,226	(145,641,525)
Less: Comprehensive income (loss) attributable to non-controlling interests	(618,640)	1,703,442	1,021,108

Comprehensive income (loss) attributable to Leju Holdings Limited shareholders	7,745,796	37,232,784	(146,662,633)

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollar)

							Total Leju
					Accumulated		Holdings
			Additional		Other		Limited
			Paid-in	Accumulated	Comprehensive	Subscription	Shareholders’	Non-controlling
	Ordinary Shares		Capital	Deficit	Income (loss)	Receivable	Equity	Interests	Total Equity
	Number	$	$	$	$	$	$	$	$
Balance at January 1, 2019	135,763,962	135,764	792,626,535	(528,824,801)	(19,848,006)	—	244,089,492	(2,523,424)	241,566,068
Net income (loss)	—	—	—	11,521,996	—	—	11,521,996	(650,145)	10,871,851
Share-based compensation	—	—	3,596,679	—	—	—	3,596,679	—	3,596,679
Exercise of share options	48,757	49	69,165	—	—	—	69,214	—	69,214
Disposal of non-controlling interest	—	—	(100,583)	—	—	—	(100,583)	100,583	—
Foreign currency translation adjustments	—	—	—	—	(3,776,200)	—	(3,776,200)	31,505	(3,744,695)
Balance at December 31, 2019	135,812,719	135,813	796,191,796	(517,302,805)	(23,624,206)	—	255,400,598	(3,041,481)	252,359,117
Net income	—	—	—	19,302,238	—	—	19,302,238	1,695,981	20,998,219
Share-based compensation	—	—	2,978,026	—	—	—	2,978,026	—	2,978,026
Vesting of restricted shares	83,333	83	(83)	—	—	—	—	—	—
Exercise of share options	429,968	430	611,304	—	—	(50,286)	561,448	—	561,448
Acquisition of non-controlling interest	—	—	(244,436)	—	(1,544)	—	(245,980)	196,123	(49,857)
Foreign currency translation adjustments	—	—	—	—	17,930,546	—	17,930,546	7,461	17,938,007
Balance at December 31, 2020	136,326,020	136,326	799,536,607	(498,000,567)	(5,695,204)	(50,286)	295,926,876	(1,141,916)	294,784,960
Net income (loss)	—	—	—	(150,933,535)	—	—	(150,933,535)	1,009,512	(149,924,023)
Share-based compensation	—	—	1,657,278	—	—	—	1,657,278	—	1,657,278
Vesting of restricted shares	349,999	350	(350)	—	—	—	—	—	—
Exercise of share options	146,582	147	207,878	—	—	50,286	258,311	—	258,311
Disposal of non-controlling interest	—	—	75,333	—	—	—	75,333	(75,333)	—
Foreign currency translation adjustments	—	—	—	—	4,270,902	—	4,270,902	11,596	4,282,498
Balance at December 31, 2021	136,822,601	136,823	801,476,746	(648,934,102)	(1,424,302)	—	151,255,165	(196,141)	151,059,024

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollar)

	Year Ended December 31,
	2019	2020	2021

Operating activities:
Net income (loss)	10,871,851	20,998,219	(149,924,023)
Adjustments to reconcile net income (loss) to net cash provided by/(used in) operating activities:
Depreciation and amortization	15,158,240	14,338,529	13,369,416
Loss from equity in affiliates	9,070	23,859	13,871
Allowance for credit losses	5,530,843	4,877,117	111,267,396
Share-based compensation	3,596,679	2,978,026	1,657,278
Unrealized loss (gain) on marketable securities	(951,545)	(850,402)	1,722,700
Non-cash lease expenses	7,565,795	4,471,324	4,860,980
Interest expenses	1,007,354	—	—
Others	279,277	688,707	78,027
Changes in operating assets and liabilities:
Accounts receivable	(52,118,453)	(65,126,276)	61,918,496
Contract assets	1,306,017	(1,074,573)	458,775
Customer deposits	(46,550,954)	44,750,151	469,505
Amounts due from related parties	(2,978,490)	593,523	5,165,007
Marketable securities	—	—	1,369,581
Right-of-use assets	2,611,584	(3,360,748)	(2,604,610)
Prepaid expenses and other current assets	2,523,380	211,913	(17,241,261)
Other non-current assets	812,153	30,398	64,497
Accounts payable	719,056	1,285,916	(1,228,688)
Accrued payroll and welfare expenses	2,156,113	(3,632,710)	(7,872,273)
Income tax payable	(1,340,282)	6,228,894	(2,134,475)
Other tax payable	7,167,867	1,035,107	(3,271,899)
Amounts due to related parties	929,584	2,699,108	526,038
Lease liabilities, current	(1,219,464)	271,983	120,414
Other current liabilities and accrued expenses	60,209,745	70,262,381	(44,291,642)
Deferred tax assets	12,171,774	11,132,101	(9,569,781)
Deferred tax liabilities	(3,029,113)	(3,198,793)	(2,522,902)
Lease liabilities, non-current	(6,742,065)	(1,139,046)	(2,289,230)
Net cash provided by/(used in) operating activities	19,696,016	108,494,708	(39,888,803)

Investing activities:
Deposits for and purchases of property and equipment and intangible assets	(7,968,925)	(1,553,067)	(1,115,482)
Proceeds from disposal of property and equipment	2,407,734	1,654,838	797,174
Net cash provided by/(used in) investing activities	(5,561,191)	101,771	(318,308)

Financing activities:
Proceeds from exercise of options	69,214	561,448	258,311
Proceeds from short-term borrowings	—	—	775,083
Prepayment and payment for acquisition of non-controlling interest of subsidiary	(28,669)	(21,188)	—
Net cash provided by financing activities	40,545	540,260	1,033,394

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,426,744)	17,557,865	5,862,923
Net increase/(decrease) in cash, cash equivalents and restricted cash	11,748,626	126,694,604	(33,310,794)
Cash, cash equivalents and restricted cash at the beginning of the year	147,263,466	159,012,092	285,706,696
Cash, cash equivalents and restricted cash at the end of the year	159,012,092	285,706,696	252,395,902
Supplemental disclosure of cash flow information:
Income taxes paid/(refund)	386,563	(52,961)	1,358,100
Interest expenses paid	—	—	9,147
Non-cash information on lease liabilities arising from obtaining right-of-use assets	4,052,129	1,967,269	2,064,279
Non-cash investing and financing activities:
Additional paid in capital increased/(decreased) in connection with business disposal	(100,583)	—	75,333
Non-controlling interest recognized in connection with business disposal	100,583	—	(75,333)
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	159,012,092	284,489,282	250,313,799
Restricted cash	—	1,217,414	2,082,103
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	159,012,092	285,706,696	252,395,902

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31,2019, 2020 AND 2021

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

On November 4, 2020, E-House (China) Enterprise Holdings Limited (“E-House Enterprise”) purchased (i) 51,925,996 ordinary shares of Leju from Mr. Xin Zhou and certain of his affiliated entities (the “Zhou Parties”) and (ii) 24,475,251 ordinary shares of Leju from the SINA. Upon completion of these transactions, E-House Enterprise acquired the beneficial ownership of 76,401,247 ordinary shares of Leju, and Leju became a subsidiary of E-House Enterprise. SINA remains to be a principal shareholder of Leju.

On November 24, 2021, TM Home Limited (“TM Home”), a company incorporated in the Cayman Islands with limited liability and owned as to 70.23% and 29.77% by E-House Enterprise and Alibaba Investment Limited, respectively, completed the acquisition of the 76,401,247 ordinary shares of Leju from E-House Enterprise. Upon completion of these transactions, Leju became a subsidiary of TM Home, which was also controlled by E-house Enterprise. SINA remained to be a principal shareholder of Leju.

The following table lists major subsidiaries and the consolidated VIEs of the Company as of December 31, 2021:

	Date of	Place of	Percentage of
	Incorporation	Incorporation	Ownership
Shanghai SINA Leju Information Technology Co., Ltd (“Shanghai SINA Leju”)	08-May-08	PRC	100%
E-House City Re-House Real Estate Agency (Shanghai) Co., Ltd (“City Re-House”)	04-Mar-10	PRC	100%
Shanghai Yi Yue Information Technology Co., Ltd (“Shanghai Yi Yue”)	16-Sep-11	PRC	100%
Beijing Maiteng Fengshun Science and Technology Co., Ltd (“Beijing Maiteng”)	04-Jan-12	PRC	84%
Beijing Yisheng Leju Information Services Co., Ltd. (“Beijing Leju”)	13-Feb-08	PRC	VIE
Shanghai Leju Hao Fang Information Service Co., Ltd. (“Leju Hao Fang”) (formerly known as Shanghai Yi Xin E-Commerce Co., Ltd.)	05-Dec-11	PRC	VIE
Beijing Jiajujiu E-Commerce Co., Ltd. (“Beijing Jiajujiu”)	22-Mar-12	PRC	VIE

2. Summary of Principal Accounting Policies

(a) Basis of presentation

The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Impact of COVID-19

Starting from early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The pandemic resulted in a significant reduction in real estate transaction volumes as many of our developer clients had to close their project sales centers and show rooms for an extended period, adversely affecting our e-commerce services.

The Group has assessed various accounting estimates and other matters, including credit losses for financial assets, valuation allowances for deferred tax assets and revenue recognition. Based on current assessment of these estimates, although the COVID-19 outbreak adversely affected the Group’s business for the year ended December 31, 2021, the Group concluded that there would be no material impact on the Group’s long-term forecast, and the Group did not identify any impairments related to its long-lived assets as of December 31, 2021 as a result of COVID-19. While the adverse impact from COVID-19 is currently expected to be temporary, there is uncertainty around the duration of these disruptions and the possibility of other adverse effects on the Group’s business, and the Group will continue to monitor for potential credit risk as the impact of the COVID-19 pandemic evolves.

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

	Foreign Owned
Name of Foreign	Subsidiaries’
Owned	Economic Ownership
Subsidiaries	of VIES	Name of VIEs	Activities of VIEs
Shanghai SINA Leju	100%	Beijing Leju	Operate the online advertising and listing business
Shanghai Yi Yue	100%	Leju Hao Fang	Operate the e-commerce business
Beijing Maiteng	100%	Beijing Jiajujiu	Operate the online home furnishing business

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

The following financial statement amounts and balances of the Group’s VIEs were included in the accompanying consolidated financial statements, after elimination of inter-company balances and transactions:

	As of December 31,
	2020	2021
	$	$
Cash and cash equivalents	236,976,406	199,808,985
Restricted cash	957,242	1,953,803
Accounts receivable, net	199,050,917	34,485,667
Contract assets, net	1,884,193	1,415,241
Customer deposits, net	1,235,041	783,995
Amounts due from related parties, net	15,721,821	3,834,986
Other current assets, net	4,143,643	23,934,283
Total current assets	459,969,263	266,216,960
Total non-current assets	67,284,289	63,522,807
Total assets	527,253,552	329,739,767
Accounts payable	2,714,357	1,631,401
Accrued payroll and welfare expenses	27,228,398	19,962,938
Income tax payable	27,877,546	31,400,562
Other tax payable	19,184,369	16,992,077
Amounts due to related parties	4,737,776	2,693,624
Advances from customers	95,059,745	82,626,840
Lease liabilities, current	5,375,547	5,556,351
Accrued marketing and advertising expenses	63,973,194	42,180,152
Other current liabilities	19,030,481	16,383,879
Total current liabilities	265,181,413	219,427,824
Deferred tax liabilities	91,205	314,763
Lease liabilities, non-current	21,680,018	19,437,887
Total liabilities	286,952,636	239,180,474

	Year Ended December 31,
	2019	2020	2021
	$	$	$
Total revenues	691,566,168	718,861,490	533,619,355
Cost of revenues	(59,822,537)	(65,612,576)	(47,730,331)
Net income (loss)	(2,843,984)	14,278,316	(81,530,172)
Net cash provided by/ (used in) operating activities	44,671,170	100,460,964	(41,427,975)
Net cash provided by/ (used in) investing activities	(5,813,685)	(1,068,664)	431,057
Net cash provided by/ (used in) financing activities	—	—	—

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

There are no assets or liabilities measured at fair value on a nonrecurring basis in 2019, 2020 and 2021.

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

(h) Restricted cash

Any cash that is legally restricted from use is classified as restricted cash. As of December 31, 2020 and 2021, the restricted cash balances represent (i) $944,215 and $1,708,478, which related to collection and payment as a service for real estate developers. The withdrawal of the cash in bank is required to be pre-approved by real estate developers. (ii) $273,199 and $373,625, which was the full dispute amount and maximum damages of certain law suits, was frozen by the courts for law suits related and accounted for as restricted bank balances

(i) Marketable securities

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

(j) Customer deposits

The Group provides online real estate e-commerce services for its developer customers. Some real estate developers require the Group to pay an upfront and refundable deposit to obtain the exclusive right to provide e-commerce services for a real estate development project. These deposits are refunded to the Group subject to certain pre-determined criteria specified in the deposit agreement. Customer deposits are recorded as either current or non-current assets based on the Group’s estimate of the date of refund. As of December 31, 2021, the Group recognized $10,259,195 for expected credit loss against customer deposits which is mainly attributable to an overdue customer deposit of $10,258,960. As of December 31, 2020, the Group recognized $3,480 for expected credit loss against customer deposits.

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

The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. As of December 31, 2020 and 2021, the Group determined that no such events were presented. The Group did not record any impairment losses in any of the periods reported.

(l) Leases

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

(o) Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets, such as fixed assets and purchased or acquired intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment: Overall (“ASC 360-10”). When these events occur, the Group assesses the recoverability of the long-lived assets by comparing the carrying amount of the assets to future undiscounted net cash flow expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group will recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets. Impairment on long-lived assets were nil as of December 31, 2020 and 2021 respectively.

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

(q) Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities, and their reported amounts in the financial statements, net operating loss carry-forwards and credits by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

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

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

●	Step 1: Identify the contract(s) with a customer
●	Step 2: Identify the performance obligations in the contract
●	Step 3: Determine the transaction price
●	Step 4: Allocate the transaction price to the performance obligations in the contract
●	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

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

Management considers the Group acts as principal in this arrangement when the Group is a contracting party to its advertisers and is primarily responsible for delivering the specified service to the advertisers. The Group controls the specified service before that service is transferred to an advertiser, because (i) the Group has the discretion to decide which media outlets to use and what type of the advertisements to be placed; (ii) the Group is subject to certain risk of loss to the extent that the cost paid to the media outlets, which is charged to the Group based on a number of methodology, including viewership (CPM) or click (CPC) or others, cannot be compensated by the total consideration obtained from the advertisers; and (iii) the Group has the discretion to determine the fee charged to the advertisers, which affects the Group’s margin as the costs incurred might vary. Therefore the Group reports revenue earned from the advertisers and costs paid to media outlets related to these transactions on a gross basis.

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

Contract balances

The Group does not have unconditional right to the consideration for advertising or listing services until all promises have been fulfilled and therefore initially records a contract asset when recognizing revenue. Upon fulfillment of all advertising or listing services, contract assets will be reclassified as a receivable. Contract assets, net, recognized were $1,884,193 and $1,415,241 as of December 31, 2020 and 2021 respectively.

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

Financing Component

In determining the transaction price, the Group adjusts the promised amount of consideration to determine the cash selling price of the service to be delivered and reflect the time value of money if the contract has a significant financing component. As a result of the adjustment to the transaction price, the Group recognized interest income amounting to $301,368, $4,454,077 and nil for the years ended December 31, 2019, 2020 and 2021, respectively.

(t) Cost of revenue

Cost of revenue consists of costs associated with the production of websites, which includes fees paid to third parties for internet connection, content and services, editorial personnel related costs, amortization of intangible assets, depreciation associated with website production equipment and fees paid to media outlets for advertising resources.

(u) Marketing and advertising expenses

Marketing and advertising expenses consist primarily of targeted online and offline marketing costs for promoting the Group’s e-commerce projects and the Group’s own brand building, such as Leju property visit, sponsored marketing campaigns, online or print advertising, public relations and sponsored events. The Group expenses all marketing advertising costs as incurred and record these costs within “Selling, general and administrative expenses” on the consolidated statements of operations when incurred. The nature of the Group’s direct marketing activities is such that they are intended to attract subscribers for the online advertising and potential property buyers to purchase the discount coupons. The Group incurred marketing and advertising expenses amounting to $487,111,773, $523,315,406 and $442,975,679 for the years ended December 31, 2019, 2020 and 2021, respectively.

(v) Foreign currency translation and transaction

The functional currency of the Company is the United States dollar (“U.S. dollar”) and is used as the reporting currency of the Group. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of changes in equity and comprehensive income (loss).

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

The Group recorded an exchange gain $412,236, exchange loss $815,656 and $431,686 for the years ended December 31, 2019, 2020 and 2021, respectively, as a component of other income (loss), net, in the consolidated statements of operations.

(w) Government subsidies

Government subsidies include cash subsidies received by the Company’s subsidiaries and VIEs in the PRC from local governments. These subsidies are generally provided as incentives for conducting business in certain local districts and are typically granted based on the amount of value-added tax, and income tax generated by the Group in certain local districts. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purposes. The local governments have final discretion as to the amount of cash subsidies. Cash subsidies of $597,853, $380,849 and $560,394 were included in other operating income for the years ended December 31, 2019, 2020 and 2021, respectively. Subsidies are recognized when cash is received and when all the conditions for their receipt have been satisfied.

(x) Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and customer deposits. The Group deposits its cash and cash equivalents in the reputable financial institutions.

Prior to January 1, 2020, the Group regularly reviews the creditworthiness of its customers, and requires collateral or other security from its customers in certain circumstances when accounts receivables’ aging is over one year. The Group establishes an allowance for credit losses primarily based upon factors surrounding the credit risk of specific customers, including creditworthiness of the clients, aging of the receivables and other specific circumstances related to the accounts. Accounts receivable balances are written off after all collection efforts have been exhausted.

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

Balances of the allowance for credit losses for accounts receivable and contract assets by each risk category are as follows:

	Year Ended December 31,
	2020	2021
	$	$
Balances of customers with good credit rating	45,476	—
Balances of customers with pledged credit risk	1,935,563	1,126,119
Balances of customers with high credit risk	6,164,942	112,183,037
Balances of customers with normal risk	4,537,798	2,065,475
	12,683,779	115,374,631

Movement of the allowance for credit losses for accounts receivable and contract assets is as follows:

	Year Ended December 31,
	2019	2020	2021
	$	$	$
Balance as of January 1	18,195,382	16,108,520	12,683,779
Provisions	5,530,843	4,535,063	101,172,959
Write-offs	(7,343,322)	(8,809,126)	(600,847)
Changes due to foreign exchange	(274,383)	849,322	2,118,740
Balance as of December 31	16,108,520	12,683,779	115,374,631

Movement of the allowance for other receivables in prepaid expenses and other current assets, is as follows:

	Year Ended December 31,
	2020	2021
	$	$
Balance as of January 1	—	335,386
Provisions/(reversal)	335,386	(190,200)
Write-offs	—	—
Changes due to foreign exchange	—	5,584
Balance as of December 31	335,386	150,770

Movement of the allowance for customer deposits, is as follows:

	Year Ended December 31,
	2020	2021
	$	$
Balance as of January 1	—	3,480
Provisions	3,480	10,286,671
Write-offs	—	—
Changes due to foreign exchange	—	(30,956)
Balance as of December 31	3,480	10,259,195

Movement of the allowance for amount due from related parties, is as follows:

	Year Ended December 31,
	2020	2021
	$	$
Balance as of January 1	—	3,188
Provisions/(reversal)	3,188	(2,034)
Write-offs	—	—
Changes due to foreign exchange	—	21
Balance as of December 31	3,188	1,175

Details of the accounts receivable and contract assets from customers accounting for 10% or more of total net accounts receivable and contract assets are as follows:

	As of December 31,
	2020	2021
Customer A	$	$
Accounts receivable, gross	146,284,590	96,510,078
Allowance for credit losses	(43,885)	(96,510,078)
Accounts receivable, net	146,240,705	—

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

The following table sets forth the computation of basic and diluted income (loss) per share for the periods indicated:

	Year Ended December 31,
	2019	2020	2021
Net income (loss) attributable to Leju ordinary shareholders—basic and diluted	$11,521,996	$19,302,238	$(150,933,535)

Weighted average number of ordinary shares outstanding—basic	135,770,793	136,070,785	136,652,162

Stock options and restricted shares	40,958	1,493,782	—
Weighted average number of ordinary shares outstanding-diluted	135,811,751	137,564,567	136,652,162

Basic income (loss) per share	$0.08	$0.14	$(1.10)

Diluted income (loss) per share	$0.08	$0.14	$(1.10)

Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Diluted income (loss) per share does not include the following instruments as their inclusion would have been anti-dilutive:

	Year Ended December 31,
	2019	2020	2021
Share options and restricted shares	8,440,545	7,207,045	15,617,986

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

(ab) Impact of newly adopted accounting pronouncement

In January 2020, the FASB issued ASU 2020-01, “Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815,” which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 31, 2020. The Company adopted this guidance on January 1, 2021 with no material impact on its audited consolidated financial statements.

(ac) Recent issued accounting pronouncements not yet adopted

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805) – Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which requires that an acquirer recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, as if it had originated the contracts. Prior to this ASU, an acquirer generally recognizes contract assets acquired and contract liabilities assumed that arose from contracts with customers at fair value on the acquisition date. The ASU is effective for fiscal years beginning after December 15, 2022, with early adoption permitted. The ASU is to be applied prospectively to business combinations occurring on or after the effective date of the amendment (or if adopted early as of an interim period, as of the beginning of the fiscal year that includes the interim period of early application). The ASU is currently not expected to have a material impact on the Company’s consolidated financial statements.

3. Leases

The Group leases office under non-cancelable operating lease agreements, which expire at various dates from 2021 to 2028. As of December 31, 2020 and 2021, the Group’s operating leases had a weighted average remaining lease term of 6.6 and 5.8 years and a weighted average discount rate of 5.54% and 5.61%, respectively. Future lease payments under operating leases as of December 31, 2021 were as follows:

As of December 31,
2021
$
2022	5,669,304
2023	5,023,855
2024	4,388,881
2025	4,360,963
2026	4,287,103
Then thereafter	5,610,325

Total future lease payments	29,340,431
Impact of discounting remaining lease payments	(4,320,896)

Total lease liabilities	25,019,535
Lease liabilities, current	5,581,648
Lease liabilities, non-current	19,437,887

Operating lease expenses for the years ended December 31, 2019, 2020 and 2021 were $9,439,187, $6,016,402 and $6,331,194, respectively, which did not include short-term lease cost. Short-term lease costs for the years ended December 31, 2019, 2020 and 2021 were $2,950,929, $2,306,983 and $2,302,019, respectively.

Cash paid for amounts included in the measurement of operating lease liabilities was $7,212,182, $5,794,716 and $6,287,094 for the years ended December 31, 2019, 2020 and 2021, respectively. Non-cash transaction amounts of lease liabilities arising from obtaining right-of-use assets were $4,052,129, $1,967,269 and $2,064,279 for the years ended December 31, 2019, 2020 and 2021, respectively.

4. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	2020	2021
	$	$
Furniture, fixtures and equipment	10,994,461	11,119,445
Leasehold improvements	5,010,384	5,269,934
Buildings	11,041,259	12,085,843
Motor vehicles	1,141,491	1,120,551

Total	28,187,595	29,595,773
Accumulated depreciation	(11,185,482)	(12,928,492)

Property and equipment, net	17,002,113	16,667,281

Depreciation expenses were $2,287,325, $2,701,577 and $2,374,493 for the years ended December 31, 2019, 2020 and 2021, respectively.

5. Intangible Assets, Net

			Weighted Average
			Remaining
			Amortization
	As of December 31,		Period in Years
	2020	2021
	$	$
Intangible assets subject to amortization are comprised of the following:
Advertising agency agreement with SINA	106,790,000	106,790,000	2.25
License agreements with SINA	80,660,000	80,660,000	2.25
Computer software licenses	1,739,166	2,432,242	1.73

Total intangible assets, gross	189,189,166	189,882,242	2.24

Less: Accumulated amortization
Advertising agency agreement with SINA	87,616,075	93,670,998
License agreements with SINA	66,398,866	70,902,383
Computer software licenses	960,883	2,011,103

Total accumulated amortization	154,975,824	166,584,484

Total intangible assets, net	34,213,342	23,297,758

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

Amortization expenses were $12,870,915, $11,636,952 and $10,994,923 for the years ended December 31, 2019, 2020 and 2021, respectively. The Group expects to record amortization expenses of $10,848,846, $10,631,568, $1,809,946 , $7,398 and nil for the years ending December 31, 2022, 2023, 2024, 2025 and 2026, respectively.

6. Borrowings

	As of December 31,
	2020	2021
	$	$
Short‑term borrowings	—	784,230

In September 2021, the Group entered into a one-year RMB 5.0 million facility agreement with Shanghai Pudong Development Bank. The interest rate was set at 65 basis points over Loan Prime Rate (“LPR”). The bank borrowing was unguaranteed and unsecured. For the year ended December 31, 2021, the Group recognized an interest expense of $9,147, which was recorded in interest income, net.

7. Other Income (Loss), Net

	Year Ended December 31,
	2019	2020	2021
	$	$	$
Realized gain on marketable securities	—	—	2,127,985
Unrealized gain (loss) on marketable securities	951,545	850,402	(1,722,700)
Income (loss) from sales of properties held for sales	363,012	14,141	(17,430)
Foreign exchange gain (loss)	412,236	(815,656)	(431,686)
Others	251,718	251,169	252,706

Total	1,978,511	300,056	208,875

8. Income Tax

The following table summarizes income (loss) before income taxes incurred in the PRC and outside of the PRC:

	Year Ended December 31,
	2019	2020	2021
	$	$	$
Income (loss) before income taxes:
PRC	24,990,443	40,605,716	(148,696,060)
Outside of PRC	(5,119,860)	(8,918,616)	(14,711,876)

Total	19,870,583	31,687,100	(163,407,936)

Expenses (benefits) for income taxes are comprised of:

	Year Ended December 31,
	2019	2020	2021
	$	$	$
Current Tax
PRC	(378,008)	2,725,114	(1,409,996)
Outside of PRC	225,009	6,600	4,895

	(152,999)	2,731,714	(1,405,101)

Deferred Tax
PRC	9,142,661	7,933,308	(12,092,683)
Outside of PRC	—	—	—

	9,142,661	7,933,308	(12,092,683)

Income tax expense (benefits)	8,989,662	10,665,022	(13,497,784)

The Company is incorporated in the Cayman Islands, which is exempted from tax.

Enterprise Income Tax Law in China applies a statutory 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

Shanghai SINA Leju was granted a high and new technology enterprise (“HNTE”) status. Shanghai SINA Leju renewed its qualification of “high and new technology enterprise” in 2018 and 2021, and was entitled to a favorable statutory tax rate of 15% from 2018 through 2023.

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

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to tax authority’s mistake or due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 ($15,685) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion.

The principal components of the deferred income tax assets/liabilities are as follows:

	As of December 31,
	2020	2021
	$	$
Deferred tax assets:
Accrued salary expenses	6,904,617	4,987,961
Bad debt provision	3,243,962	28,843,655
Net operating loss carry-forwards	35,417,606	40,000,359
Advertising expenses	433,300	1,441,682
Accrued expense	—	2,434,194
Others	619,872	629,598
Gross deferred tax assets	46,619,357	78,337,449
Valuation allowance	(5,714,480)	(26,732,045)
Total deferred tax assets	40,904,877	51,605,404

Deferred tax liabilities:
Intangible assets from acquisition and other assets	8,558,649	6,042,540
Total deferred tax liabilities	8,558,649	6,042,540

The majority of deferred tax liabilities were recognized for temporary differences between the tax basis of intangible assets recognized from acquisitions and their reported amounts in the financial statements.

Movement of the valuation allowance is as follows:

	Year Ended December 31,
	2019	2020	2021
	$	$	$
Balance as of January 1	(480,689)	(5,634,684)	(5,714,480)
Reversal/(Additions)	(5,220,332)	291,962	(20,905,451)
Write-offs	—	—	393,251
Changes due to exchange rate translation	66,337	(371,758)	(505,365)
Balance as of December 31	(5,634,684)	(5,714,480)	(26,732,045)

The Group recognized a valuation allowance against deferred tax assets on tax loss carry-forwards of $5,220,332 and $20,905,451 for the years ended December 31, 2019 and 2021, respectively. The Group reversed a valuation allowance against deferred tax assets on tax loss carry forwards of $291,962 for the year ended December 31, 2020.

The Group assesses available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2021. Such objective evidence limits the Group’s ability to consider other subjective evidence such as its projections for future growth.

On the basis of this evaluation, as of December 31, 2021, a valuation allowance of $26,732,045, of which $24,127,520 was for bad debt provision and $2,604,525 was for net operating loss carry-forwards, was recorded to reflect only the portion of the deferred tax assets that is not more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carry forwards period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as the Group’s projections for growth.

Reconciliation between the provision for income tax computed by applying the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2019	2020	2021
PRC income tax rate	25.00%	25.00%	25.00%
Share based compensation expenses not deductible for tax purposes	4.53%	2.35%	(0.25)%
Other expenses not deductible for tax purposes	(1.13)%	(0.12)%	0.17%
Effect of tax holiday	(9.32)%	(0.27)%	(5.29)%
Effect of different tax rate of subsidiary operation in other jurisdiction	2.27%	3.20%	(2.00)%
Valuation allowance movement	26.29%	(0.82)%	(12.37)%
Withholding tax	(2.39)%	4.32%	3.01%
	45.25%	33.66%	8.27%

The aggregate amount and per share effect of the tax holiday are as follows:

	Year Ended December 31,
	2019	2020	2021
	$	$	$
The aggregate dollar effect	1,852,419	85,461	(8,646,324)
Per share effect—basic	0.01	0.00	(0.06)
Per share effect—diluted	0.01	0.00	(0.06)

As of December 31, 2020 and 2021, the Group had tax operating loss carry-forwards of $159,850,210, and $205,754,412, respectively. The tax operating losses of entities not qualified as HNTE are available for offset against future profits that may be carried forward until calendar years 2025 and 2026, respectively and further to 2030 and 2031, respectively for qualified HNTE according to the public announcement made by the State Administration of Taxation in China in 2021.

Undistributed earnings of the Company’s PRC subsidiaries of approximately $3,068,485 at December 31, 2021 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings generated after January 1, 2009, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. The amounts of unrecognized deferred tax liabilities for these earnings are in the range of $153,424 to $306,849, as the withholding tax rate of the profit distribution will be 5% or 10% depending on whether the immediate offshore companies can enjoy the preferential withholding tax rate of 5%.

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

Share Options:

During 2019 and 2020, there were no options granted under Leju Plan.

During 2021, the Company granted 4,267,000 options to purchase its ordinary shares to certain of the Group’s employees at an exercise price from $0.10 to $1.00 per share, including 600,000 options granted to senior management team as part of 2020 bonus as described below. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of three years.

The Company has used the binomial model to estimate the fair value of the options granted under the Leju Plan. The fair value per option was estimated at the date of grant using the following assumptions:

2021
Risk-free rate of return	1.56%
Contractual life of option	10 years
Estimated volatility	72.06%
Dividend yield	0.00%

A summary of option activities under the Leju Plan during the year ended December 31, 2021 is presented below:

			Weighted
			Average
			Remaining	Aggregate
		Weighted	Contractual	Intrinsic
	Number of	Average	Term	Value of
	Options	Exercise Price	(in years)	Options
		$		$
Outstanding, as of January 1, 2021	11,803,404	3.39	5.39
Granted	4,267,000
Exercised	(146,582)	1.42		193,492
Forfeited	(305,836)	3.35
Outstanding, as of December 31, 2021	15,617,986	2.72	5.71
Vested and expected to vest as of December 31, 2021	15,130,549	2.78	5.59
Exercisable as of December 31, 2021	11,368,986	3.41	4.36

The weighted average grant-date fair value of the options granted in 2021 was $1.74 per share. For the years ended December 31, 2019, 2020 and 2021, the Company recorded compensation expenses of $2,268,554, $1,415,526 and $1,519,778 for the share options granted to the Group’s employees, respectively. During the years ended December 31, 2019, 2020 and 2021, 48,757, 429,968 and 146,582 options were exercised having a total intrinsic value of $20,441, $471,610 and $193,492, respectively. The proceeds from exercise of options were $69,214, $611,734 and $208,025 for the years ended December 31, 2019, 2020 and 2021, respectively.

As of December 31, 2021, there was $4,140,587 of total unrecognized compensation expense related to unvested share options granted under the Leju Plan. That cost is expected to be recognized over a weighted-average period of 2.31 years.

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

On May 28, 2020, the board of directors also approved that portion of bonus for the senior management team would be paid in the form of restricted shares. For the year ended December 31, 2020, the Company recorded compensation expenses of $1,425,000,and 600,000 options were granted to the senior management team at an exercise price of $0.10 per share on April 23, 2021.

There were no restricted shares granted under Leju Plan in 2021.

A summary of restricted share activity under the Leju Plan during the year ended December 31, 2021 is presented below:

		Weighted
	Number of	Average
	Restricted	Grant-date
	Shares	Fair Value
		$
Outstanding, as of January 1, 2021	966,667	1.53
Granted
Vested	(349,999)	1.54
Forfeited	—
Outstanding, as of December 31, 2021	616,668	1.52

The total grant-date fair value of restricted shares vested in 2019, 2020 and 2021 was nil, $137,500 and $537,498, respectively.

For the years ended December 31, 2019, 2020 and 2021, the Company recorded compensation expenses of $103,125, $137,500 and $137,500 for the restricted shares granted to the Group’s employees which did not include the restricted shares granted as the bonus for the senior management team, respectively.

As of December 31, 2021, there was $34,375 of total unrecognized compensation expense related to unvested restricted shares granted under the Leju Plan. That cost is expected to be recognized over a weighted-average period of 0.25 years.

10. Employee Benefit Plans

The Group’s PRC subsidiaries and VIEs are required by law to contribute a certain percentage of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed $14,444,210, $8,027,949, and $14,677,938 for the years ended December 31, 2019, 2020 and 2021, respectively, for such benefits.

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

The amounts of the reserve fund for the Group as of December 31, 2020 and 2021 were $9,705,317 and $10,059,628, respectively.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $35,493,857 and $35,848,168. The amount of $9,093,749 and $9,448,820 was attributed to general reserve and registered capital of the VIEs, as of December 31, 2020 and 2021, respectively.

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

The following table summarizes the revenue information of the Group:

	Year Ended December 31,
	2019	2020	2021
	$	$	$
E-commerce	547,184,192	547,895,262	411,097,123
Online advertising	143,778,573	170,782,688	122,522,232
Listing	1,642,190	848,033	497,615
	692,604,955	719,525,983	534,116,970

Geographic

Substantially all of the Group’s revenues from external customers are located in the PRC.

Major customers

There were no customers from whom revenue accounted for 10% or more of total revenue for the years ended December 31, 2019, 2020 and 2021, respectively.

13. Related Party Balances and Transactions

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
E-House Enterprise

Mr. Xin Zhou, executive chairman of Leju, is E-House Enterprise’s chairman. E-House Enterprise was a subsidiary of E-House before it became a listed company in Hong Kong in July, 2018. Leju became a subsidiary of E-House Enterprise as of November 4, 2020.

E-House

Under the common control of E-House Holdings until December 30, 2016, and E-House Holdings was the largest shareholder from December 31, 2016 to November 4, 2020. Mr. Xin Zhou, executive chairman of Leju, is E-House’s ultimate controller. (Note 1).

SINA	A shareholder with significant influence
Tencent Holdings Ltd. or certain of its affiliates (“Tencent”)	A shareholder with significant influence
Alibaba Investment Ltd. or certain of its affiliates (“Alibaba”)	A shareholder with significant influence on TM Home, the Company’s controlling shareholder, since November 4, 2021. (Note 1)
Shanghai Yicang Enterprise Management Ltd. (“Yicang”)	Mr. Xin Zhou, executive chairman of Leju, is Yicang’s chairman and ultimate controller by April 2019. Yicang was disposed of in April, 2019.
Shanghai Tianji Network Services Ltd. (“Tianji Network”) (formerly known as Shanghai Yunchuang Information & Technology Ltd.)	Mr. Xin Zhou, executive chairman of Leju, is Tianji Network’s ultimate controller by May 2021. Tianji Network became a subsidiary of E-House Enterprise since May 2021.
Yunnan Huixiangju Information & Consultant Ltd. (“Huixiangju”)	One of the Group’s investment affiliates and the Group owns 51% equity interest and has significant influence
Suzhou Qianyisheng Information & Consultant Ltd. (“Qianyisheng”)	One of the Group’s investment affiliates and the Group owns 19% equity interest and has significant influence
Shanghai Quanzhuyi Home Furnishing Accessories Ltd. (“QuanZhuYi”)	One of the Group’s investment affiliates and the Group owns 13.5% equity interest and has significant influence
Jupai Holdings Ltd. (“Jupai”)	Mr. Xin Zhou, executive chairman of Leju, is Jupai’s director. E-House Holdings has significant influence on Jupai and Leju

Subsequent to Leju’s IPO, E-House began charging the Group corporate service fees pursuant to agreements entered into in March 2014 in connection with Leju’s IPO. Under these service arrangements, E-House provides various corporate support services to the Group, including general finance and accounting, human resource management, administrative, internal control and internal audit, operational management, legal and information technology. The termination provisions in the arrangements were amended on November 4, 2020 and E-House continues to provide such services under the amended services arrangements. E-House charges the Group a fee based on an estimate of the actual cost incurred to provide such services, which amounted to $1,772,642, $1,910,204 and $1,352,382 for the years ended December 31, 2019, 2020 and 2021, respectively.

During the years ended December 31, 2019, 2020 and 2021, significant related party transactions were as follows:

	Year Ended December 31,
	2019	2020	2021
	$	$	$
Corporate service provided by E-House under service agreements	1,772,642	1,910,204	1,352,382
Online advertising resources fee recognized as cost of revenues purchased from SINA	18,281,406	29,322,241	10,078,875
Online advertising resources fee recognized as cost of revenues purchased from Tencent	21,441,779	17,790,501	18,671,019
Services purchased from/rental cost paid to E-House	1,478,163	764,952	886,866
Services purchased from E-House Enterprise	7,427,364	21,429,920	20,557,777
Services purchased from Alibaba (Note A)	*	*	875,072
Services purchased from Jupai	132,586	34,160	—
Services purchased from Tianji Network (Note B)	1,090,583	493,176	69,762
Services purchased from Yicang (Note C)	17,767	—	—
Total services purchased from related parties	51,642,290	71,745,154	52,491,753
Online advertising services provided to E-House	23,168	—	484,185
Services provided to E-House Enterprise	1,391,448	1,392,190	36,334
Services provided to Investing affiliates	1,319,805	2,393,204	548,075
Total online advertising services provided to related parties	2,734,421	3,785,394	1,068,594
Fee paid to Tencent for advertising resources on behalf of customers (Note D)	9,247,005	43,083,548	2,502,309

Note A: Alibaba became the Company’s related party since 2021.

Note B: The amount represents services purchased from Tianji Network from January to May, 2021 while the amount for the services purchased for the remaining period was included in the amount of E-House Enterprise.

Note C: Yicang was a related party before it was disposed of in April, 2019. The transactions with Yicang in 2019 represent the services purchased from Yicang from January to April, 2019.

Note D: The Group has determined that it acts as an agent for those arrangements as the Group only earns agreed rebates from certain media outlets and recognizes such rebates as revenue on a net basis. Media outlets grant the Group rebates in the form of prepayments for the media outlets’ services or cash, mainly based on the gross spending of the advertisers. For performance obligations for which it acts as the agent, revenue is recorded net of the costs for advertising placements from suppliers, equal to the amount retained for its fee or commission. Fees paid to Tencent for advertising resources on behalf of customers represent costs paid to Tencent for such arrangements.

The transactions are measured at the amount of consideration established and agreed to by the related parties.

As of December 31, 2020 and 2021, amounts due from related parties were comprised of the following:

	As of December 31,
	2020	2021
	$	$
Investing affiliates (1)	692	708
Tencent (2)	9,078,854	3,581,609
Alibaba(3)	*	332,243
Allowance for current expected credit losses	(3,188)	(1,175)
Total	9,076,358	3,913,385

As of December 31, 2020 and 2021, amounts due to related parties were comprised of the following:

	As of December 31,
	2020	2021
	$	$
E-House (4)	129,566	2,201,127
SINA (5)	3,238,329	1,479,957
Tianji Network (6)	1,499,447	*
E-House Enterprise (7)	2,238,543	3,950,839
Total	7,105,885	7,631,923
(1)	The amounts due from affiliates as of December 31, 2020 and 2021 represent the expense paid on behalf of Qianyisheng.
(2)	The amounts due from Tencent as of December 31, 2020 and 2021 represent prepaid fees for online advertising resources.
(3)	The amounts due from Alibaba as of December 31 2021 represent prepaid fees for online advertising resources and technical service.
(4)	The amounts due to E-House as of December 31, 2020 and 2021 were primarily for the payable for corporate service fees charged by E-House.
(5)	The amounts due to SINA as of December 31, 2020 and 2021 represents payable for online advertising resources fee.
(6)	The amounts due to Tianji Network as of December 31, 2020 represent payable for technical service fees. The balance of Tianji Network was included in the balance of E-house Enterprise as of December 31, 2021.
(7)	The amounts due to E-House Enterprise as of December 31, 2020 and 2021 represent net results for receivable for online advertising revenue from E-House Enterprise and payable for marketing service fees charged by E-House Enterprise.

The roll forward of the payable to/ (receivable from) E-House for the years ended December 31, 2019, 2020 and 2021 is as follows:

		Year Ended December 31,
		2019	2020	2021
		$	$	$
Balance at January 1		(894,222)	(555,652)	129,566
Corporate service provided by E-House under services agreements	(A)	1,772,642	1,910,204	1,352,382
Service provided to E-House	(A)	(23,168)	—	(484,185)
Service purchased from/rental cost paid to E-House	(A)	1,478,163	764,952	886,866
Net received/(payment)	(B)	(2,889,067)	(1,989,938)	316,498
Balance at December 31		(555,652)	129,566	2,201,127

	As of December 31,
	2020	2021
	$	$
Net results for service fee (B)	129,566	2,201,127
Amounts due to E-House	129,566	2,201,127
(A)	Represents the services provided by or to E-House.
(B)	Represents net cash flow for activities between the Company and E-House.

The roll forward of the payable to / (receivable from) E-House Enterprise for the years ended December 31, 2020 and 2021 are as follows:

		Year Ended December 31,
		2020	2021
		$	$
Balance at January 1		(906,009)	2,238,543
Service provided to E-House Enterprise	(C)	(1,392,190)	(36,334)
Service purchased from E-House Enterprise	(C)	21,429,920	20,557,777
Net payment	(D)	(16,893,178)	(18,809,147)
Balance at December 31		2,238,543	3,950,839
(C)	Represents services provided by or to E-House Enterprise.
(D)	Represents net cash flow for the activities between the Company and E-House Enterprise.

14. Commitments and Contingencies

The Group is subject to claims and legal proceedings that arise in the ordinary course of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Group. The Group does not believe that any of these matters will have a material effect on its business, assets or operations.

15. Subsequent Events

There is no significant subsequent event occurred.