Form 20-F
period 2022-12-31
Leju Holdings Ltd
filed 2023-04-18
CIK 1596856

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022.

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

Li Yuan, Chief Financial Officer

Leju Holdings Limited

Level G, Building G, No.8 Dongfeng South Road,

Chaoyang District, Beijing 100016

People’s Republic of China

Telephone: +86 21 6133 0754

Email: michelleyuan@leju.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing ten ordinary shares, par value $0.001 per share	LEJU	New York Stock Exchange
Ordinary shares, par value $0.001 per share*		New York Stock Exchange

*  Not for trading but only in connection with the listing on the New York Stock Exchange of American depositary shares. Effective on May 20, 2022, the ratio of ADSs to our ordinary shares was changed from one ADS representing one ordinary share to one ADS representing ten ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

137,172,601 ordinary shares (excluding the 3,580,150 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan), par value $0.001 per share, as of December 31, 2022.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes  ☐ No  ☒

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“Leju” are to Leju Holdings Limited;
●	“variable interest entities” or “VIEs” are to Beijing Leju, Leju Hao Fang and Beijing Jiajujiu, and their respective subsidiaries. The variable interest entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. Investors are purchasing an interest in Leju Holdings Limited, a Cayman Islands holding company with no operations of its own. Leju Holdings Limited does not have any equity ownership in the variable interest entities;
●	“we,” “us,” “our company,” or “our” are to Leju Holdings Limited and its subsidiaries. We conduct operations in China through (i) our PRC subsidiaries, and (ii) the variable interest entities, with which we have maintained contractual arrangements, and their subsidiaries;
●	“ADSs” are to our American depositary shares, each of which represents one ordinary share; Prior to May 20, 2022, each of our ADSs represented one ordinary share. On May 20, 2022, we effected a change in the ratio of our ADSs to ordinary shares from one ADS representing one ordinary share to one ADS representing ten ordinary shares (the “ADS Ratio Change”). Except as otherwise noted, the ADS Ratio Change has been retroactively reflected in this annual report on Form 20-F
●	“Alibaba” are to Alibaba Group Holding Limited;
●	“Beijing Leju” are to Beijing Yisheng Leju Information Services Co., Ltd.;
●	“Beijing Jiajujiu” are to Beijing Jiajujiu E-Commerce Co., Ltd.;
●	“Beijing Maiteng” are to Beijing Maiteng Fengshun Science and Technology Co., Ltd.;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;
●	“E-House” are to E-House (China) Holdings Limited, a Cayman Islands exempted company with limited liability, and its predecessor entities;
●	“E-House Enterprise” are to E-House (China) Enterprise Holdings Limited, an exempted company incorporated in the Cayman Islands with limited liability and listed on the main board of the Hong Kong Stock Exchange (stock code: 2048);
●	“O2O services” are to online to offline services, including in connection with the marketing of new residential properties by developers;
●	“ordinary shares” to our ordinary shares, par value $0.001 per share;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“Shanghai SINA Leju” are to Shanghai SINA Leju Information Technology Co., Ltd.;
●	“Leju Hao Fang” are to Shanghai Leju Hao Fang Information Service Co., Ltd. (formerly known as Shanghai Yi Xin E-Commerce Co., Ltd.);

●	“Shanghai Yi Yue” are to Shanghai Yi Yue Information Technology Co., Ltd.;
●	“SINA” are to SINA Corporation;
●	“Tencent” are to Tencent Holdings Limited or certain of its affiliates which have entered into agreements with us as described under “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions and Agreements with Tencent,” as applicable;
●	“TM Home” are to TM Home Limited;
●	“U.S. dollars”, “$”, and “dollars” are to the legal currency of the United States;
●	“Weibo” are to SINA’s microblog; and
●	“Weixin” are to Tencent’s social communication platform “wechat.”

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

You can identify these forward-looking statements by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

●	our anticipated growth strategies;
●	our future business development, results of operations and financial condition;
●	expected changes in our revenues and certain cost or expense items;
●	the impact of the COVID-19 on our business operations, the industries we are operating in and the economy of China and elsewhere generally;
●	our ability to attract clients and further enhance our brand recognition; and trends and competition in the real estate services industry.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entities

Leju Holdings Limited is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the variable interest entities. We conduct our operations primarily through our PRC subsidiaries and the variable interest entities (including the variable interest entities and their subsidiaries) in China. PRC laws and regulations restrict and impose conditions on foreign investment in the internet industry and there is uncertainty over administrative practice in advertising industries. Accordingly, we operate part of our business through the variable interest entities, and rely on contractual arrangements among our PRC subsidiaries, the variable interest entities and their shareholders to conduct the business operations of the variable interest entities. Revenues contributed by the variable interest entities accounted for 99.9%, 99.9% and 100.0% of our total revenues for the years of 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to Leju Holdings Limited and its subsidiaries. Holders of Leju’s ADSs hold equity interest in Leju Holdings Limited, our Cayman Islands holding company; by investing in Leju’s ADSs, they do not, and may never, have direct or indirect interest in the variable interest entities in China. The variable interest entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. Leju is a holding company with no operations of its own. We do not have any equity ownership in the variable interest entities.

A series of contractual agreements, including exclusive call option agreements, loan agreements, equity pledge agreements, powers of attorney, exclusive business cooperation agreements, have been entered into by and among our subsidiaries, the variable interest entities and their respective shareholders. Terms contained in each set of contractual arrangements with the variable interest entities and their respective shareholders are substantially similar. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements under the U.S. GAAP for accounting purposes. Neither Leju nor its investors has an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the variable interest entities, and the contractual arrangements are not equivalent to an equity ownership in the business of the variable interest entities. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the variable interest entities, and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in PRC courts. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with Beijing Leju, Leju Hao Fang and Beijing Jiajujiu and their respective shareholders for a portion of our operations, which may not be as effective as direct ownership in providing operational control” and —The shareholders of the variable interest entities may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of Leju, a Cayman Islands holding company, with respect to its contractual arrangements with the variable interest entities and their shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the variable interest entities is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our advertising services business and real estate online business in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the internet information service industry, we could be subject to severe penalties” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the variable interest entities. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Leju, its PRC subsidiaries and variable interest entities, and investors of Leju face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material change in our operations and cause the value of our securities to significantly decline or become worthless. For a detailed description of the risks associated with our corporate structure, please refer to all the risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, and regulation and statements made by PRC government related to the use of variable interest entities, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors-Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the variable interest entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, Beijing Leju, Beijing Jiajujiu, Beijing Yisheng Leju Finance Culture Media Co., Ltd. and Beijing Weike Union Information Technology Co., Ltd., both subsidiaries of Beijing Leju, Beijing Yisheng Leju Internet Technology Co., Ltd., a subsidiary of Beijing Jiajujiu, and Leju Hao Fang, each holds a valid ICP license issued by the local provincial branch of the MIIT for the operation of our value-added telecommunication business, Beijing Yisheng Leju Finance Culture Media Co., Ltd. holds a Radio and television program production business license issued by the local branch of the National Radio and Television Administration for the production and distribution of radio and television programs, and the business scope of the business licenses of Beijing Leju and its subsidiaries which engage in the advertising business includes operating advertising business. These licenses are essential to the operation of our online real estate business. In addition, Beijing Leju, Leju Hao Fang and/or Beijing Jiajujiu and their respective subsidiaries do not have internet publication licenses and licenses for online transmission of audio-visual programs, and are not applying for these licenses. For those video/audio programs and certain other forms of content that we believe are subject to the requirements of these licenses, such programs and content are hosted by SINA through our contractual arrangement with SINA. In the case that SINA does not possess the necessary licenses and permits, our video/audio programs and other content hosted by SINA are subject to the risk of being suspended by government authorities. Moreover, we cannot assure you that government would not require us to obtain these licenses separately for operation of our own websites and those websites licensed to us even if the underlying hosting of the relevant content may be provided by a qualified third party. If we are required to apply for such licenses, we can provide no assurance that we will procure and maintain such additional licenses. As advised by our PRC counsel, Fangda Partners, except for internet publication licenses and licenses for online transmission of audio-visual programs, we believe our PRC subsidiaries and the variable interest entities have obtained all of the requisite licenses and permits from the PRC government authorities that are necessary for the business operations.

Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. In connection with our issuance of securities to foreign investors in the past, under current PRC laws, regulations, and rules, as of the date of this annual report, we, our PRC subsidiaries, and the variable interest entities (i) have not been required to obtain permissions from or complete filings with the China Securities Regulatory Commission, or the CSRC, (ii) have not been required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or have not been denied such requisite permissions by the CSRC or the CAC. Our PRC counsel, Fangda Partners, has consulted the relevant government authorities, which acknowledged that, under the currently effective PRC laws and regulations, a company already listed in a foreign stock exchange before promulgation of the latest Cybersecurity Review Measures is not required to go through a cybersecurity review by the CAC to conduct a securities offering or maintain its listing status on the foreign stock exchange on which its securities have been listed. Therefore, we believe that under the currently effective PRC laws and regulations, we are not required to go through a cybersecurity review by the CAC for conducting a securities offering or maintain our listing status on the NYSE. On December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, and a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, for public comments, according to which, the issuer or its affiliated major domestic operating company, as the case may be, shall file with the CSRC and report the relevant information for its follow-on offshore offering and other equivalent offshore offering activities. As of the date of this annual report, the draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, and the draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies have not been adopted and there still exists substantial uncertainties surrounding the CSRC requirements at this stage. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. According to a Q&A released on CSRC’s official website, the respondent CSRC official indicated that the CSRC will start applying the filing requirements to new offerings and listings, including new initial public offerings and refinancing by existing overseas listed Chinese companies. As for the filings for the existing companies, the regulator will grant adequate transition period to complete their filing procedures. The Q&A also addressed the contractual arrangements and pointed out that if complying with domestic laws and regulations, companies with VIE structure are eligible to list overseas after filing with the CSRC. Based on the Q&A, we were advised by our PRC Counsel, Fangda Partners, that under the currently effective PRC laws and regulations, we are not required to obtain permissions from or complete filings with the CSRC, we cannot assure you that we will be able to comply with them.

If (i) we do not receive or maintain any permissions or approvals, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we cannot assure you that we will be able to obtain such permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

For more detailed information, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business—If we fail to obtain or keep licenses, permits or approvals applicable to the various online real estate services provided by us, we may incur significant financial penalties and other government sanctions” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and or report and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting process.”

Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. We have appointed Yu Certified Public Account, P.C., or Yu CPA, for the audit of the consolidated financial statements since the fiscal year ended December 31, 2019. Yu CPA is a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB, and was not included in the determinations made by the PCAOB on December 16, 2021. Our predecessor auditor’s work related to our operations in China for the fiscal years 2012 to 2018 was not inspected by the PCAOB. There is no guarantee that our current auditor or any future auditor engaged by us would remain subject to full PCAOB inspection during the entire term of our engagement, which may impact our ability to remain listed on a United States exchange. The related risks and uncertainties could cause the value of the ADSs to significantly decline. Although we believe that the HFCAA and the related regulations do not currently affect us, we cannot assure you that there will not be any further implementations and interpretations of the HFCAA or the related regulations, which might pose regulatory risks to and impose restrictions on us in the future. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Although our independent registered public accounting firm is registered with the PCAOB and currently subject to periodic PCAOB inspection, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our ADSs may be delisted or prohibited from trading.”

Cash and Asset Flows through Our Organization

Leju Holdings Limited is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and the variable interest entities in China. As a result, although other means are available for us to obtain financing at the holding company level, Leju Holdings Limited’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by our PRC consolidated variable interest entities. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Leju Holdings Limited. In addition, our PRC subsidiaries are permitted to pay dividends to Leju Holdings Limited only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and consolidated variable interest entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries and the variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the variable interest entities in which we have no legal ownership, totaling $52.9 million, $42.1 million and $41.7 million as of December 31, 2020, 2021 and 2022, respectively. Furthermore, cash transfers from our PRC subsidiaries and the variable interest entities to entities outside of China are subject to PRC governmental control on currency conversion. As a result, the funds in our PRC subsidiaries or the variable interest entities in China may not be available to fund operations or for other use outside of China, such as the payments of dividends to U.S. investors, due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the variable interest entities by the PRC government on such currency conversion. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our PRC subsidiaries and consolidated variable interest entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements” and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”

Under PRC law, Leju Holdings Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the variable interest entities only through loans, subject to satisfaction of applicable government registration and approval requirements. In the years ended December 31, 2020, 2021 and 2022, Leju Holdings Limited extended loans with outstanding principal amount of RMB40.0 million, RMB40.0 million and RMB40.0 million, respectively, to our intermediate holding companies and subsidiaries, and the variable interest entities received RMB40.0 million, RMB40.0 million and RMB40.0 million as capital or investment, respectively. Furthermore, cash transfers from Leju to our PRC subsidiaries and the variable interest entities are subject to PRC governmental control on currency conversion. As a result, the funds held by Leju may not be available to fund the operations of our PRC subsidiaries or the variable interest entities in China. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”

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

Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2020, 2021 and 2022 and selected consolidated balance sheet data as of December 31, 2021 and 2022 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our selected consolidated statement of operations data for the fiscal years ended December 31, 2018 and 2019 and our consolidated balance sheet data as of December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements not included in this annual report.

Our selected consolidated financial data also includes certain non-GAAP measures, which are not required by, or presented in accordance with U.S. GAAP, but are included because we believe they are indicative of our operating performance and are used by investors and analysts to evaluate companies in our industry.

Our historical results do not necessarily indicate results expected for any future periods.

	Year Ended December 31,
Selected Consolidated Statement of Operations Data	2018	2019	2020	2021	2022

	(in thousands of $, except share and per share data)
Revenues
E-commerce	320,271	547,184	547,895	411,097	278,464
Online advertising	138,372	143,779	170,783	122,522	64,707
Listing	3,388	1,642	848	498	11
Total net revenues	462,031	692,605	719,526	534,117	343,182
Cost of revenues	(72,910)	(68,298)	(73,762)	(55,801)	(30,604)
Selling, general and administrative expenses	(402,258)	(607,165)	(622,026)	(645,623)	(418,501)
Other operating income, net	2,163	598	381	560	298
Income (loss) from operations	(10,974)	17,740	24,119	(166,747)	(105,625)
Income (loss) before income taxes and income (loss) from equity in affiliates	(14,107)	19,871	31,687	(163,408)	(101,794)
Net income (loss)	(12,852)	10,872	20,998	(149,924)	(89,691)
Net income (loss) attributable to Leju Holdings Limited shareholders(1)	(13,481)	11,522	19,302	(150,934)	(89,668)
Income (loss) per ADS(1):
Basic	(0.99)	0.85	1.42	(11.05)	(6.54)
Diluted	(0.99)	0.85	1.40	(11.05)	(6.54)
Weighted average numbers of ADS used in computation:
Basic	13,576,396	13,577,079	13,607,079	13,665,216	13,704,238
Diluted	13,576,396	13,581,175	13,756,457	13,665,216	13,704,238

Note:

(1) On May 10, 2022, we announced that it would change its ADS to ordinary share ratio from one (1) ADS representing one (1) ordinary share to one (1) ADS representing ten (10) ordinary shares. The change in the ADS ratio was effective on May 20, 2022. For our ADS holders, the change in the ADS ratio had the same effect as a one-for-ten reverse ADS split. The ADS ratio change has no impact on our underlying ordinary share. ADS and income (loss) per ADS for 2018, 2019, 2020 and 2021 had been retrospectively adjusted accordingly.

	As of December 31,
Selected Consolidated Balance Sheet Data	2018	2019	2020	2021	2022

	(in thousands of $)
Cash and cash equivalents	147,263	159,012	284,489	250,314	123,378
Accounts receivable and contract assets, net of allowance	104,834	148,467	204,586	37,486	3,408
Total current assets	280,552	383,201	522,707	320,875	143,504
Intangible assets, net	57,401	45,581	34,213	23,298	12,458
Total assets	416,727	524,480	641,961	437,248	216,111
Amounts due to related parties	3,477	4,407	7,106	7,632	4,805
Total current liabilities	160,381	237,513	316,890	260,708	144,194
Total liabilities	175,161	272,121	347,176	286,189	163,151
Total Leju Holdings Limited shareholders’ equity	244,089	255,401	295,927	151,255	53,235

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

The following table reconciles our adjusted income (loss) from operations, adjusted net income (loss) and adjusted net income (loss) attributable to Leju Holdings Limited shareholders in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP:

	Year Ended December 31,
	2018	2019	2020	2021	2022

	(in thousands of $)
Income (loss) from operations	(10,974)	17,740	24,119	(166,747)	(105,625)
Share-based compensation expense(1)	4,058	3,597	2,978	1,657	1,824
Amortization of intangible assets resulting from business acquisitions	13,064	12,611	11,180	10,558	10,558
Adjusted income (loss) from operations	6,148	33,948	38,277	(154,532)	(93,243)
Net income (loss)	(12,852)	10,872	20,998	(149,924)	(89,691)
Share-based compensation expense(1)	4,058	3,597	2,978	1,657	1,824
Amortization of intangible assets resulting from business acquisitions	13,064	12,611	11,180	10,558	10,558
Income tax benefits:
Current	—	—	—	—	—
Deferred(2)	(3,266)	(3,153)	(2,795)	(2,640)	(2,640)
Adjusted net income (loss)	1,004	23,927	32,361	(140,349)	(79,949)
Net income (loss)	(13,481)	11,522	19,302	(150,934)	(89,668)
Share-based compensation expense(1)	4,038	3,597	2,978	1,657	1,824
Amortization of intangible assets resulting from business acquisitions	13,064	12,611	11,180	10,558	10,558
Income tax benefits:
Current	—	—	—	—	—
Deferred(2)	(3,266)	(3,153)	(2,795)	(2,640)	(2,640)
Adjusted net income (loss) attributable to Leju Holdings Limited shareholders	355	24,577	30,665	(141,359)	(79,926)

Notes:

(1)	Share-based compensation expense includes share-based compensation expenses recorded by us for our own plans and options granted to our employees under E-House’s share incentive plan.
(2)

Represents the realization of deferred tax liabilities recognized for the temporary difference between the tax basis of intangible assets recognized from acquisitions and their reported amounts in the financial statements. The income tax impact on the share-based compensation expense and goodwill impairment are nil.

Financial Information Related to the Variable Interest Entities

The following table presents the condensed consolidating schedule of financial position for the variable interest entities and other entities as of the dates presented.

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2022
		Consolidated
	Company	Variable Interest
	Subsidiaries	Entities	Eliminations	Consolidated Total

	USD
	(In thousand)
Total net revenues	11	376,282	(33,111)	343,182
Cost of revenues	(6,210)	(24,394)	—	(30,604)
Selling, general and administrative expenses	(85,979)	(365,633)	33,111	(418,501)
Other operating income, net	24	274	—	298
Loss from operations	(92,154)	(13,471)	—	(105,625)
Loss before income taxes and income (loss) from equity in affiliates	(90,633)	(11,161)	—	(101,794)
Net loss	(78,809)	(10,882)	—	(89,691)

	For the Year Ended December 31, 2021
		Consolidated
	Company	Variable Interest
	Subsidiaries	Entities	Eliminations	Consolidated Total

	USD
	(In thousand)
Total net revenues	498	582,290	(48,671)	534,117
Cost of revenues	(8,071)	(47,730)	—	(55,801)
Selling, general and administrative expenses	(79,342)	(614,952)	48,671	(645,623)
Other operating income, net	116	444	—	560
Loss from operations	(86,799)	(79,948)	—	(166,747)
Loss before income taxes and income (loss) from equity in affiliates	(86,435)	(76,973)	—	(163,408)
Net loss	(68,394)	(81,530)	—	(149,924)

	For the Year Ended December 31, 2020
		Consolidated
	Company	Variable Interest
	Subsidiaries	Entities	Eliminations	Consolidated Total

	USD
	(In thousand)
Total net revenues	50,636	718,861	(49,971)	719,526
Cost of revenues	(8,149)	(115,584)	49,971	(73,762)
Selling, general and administrative expenses	(29,354)	(592,672)	—	(622,026)
Other operating income, net	191	190	—	381
Income from operations	13,324	10,795	—	24,119
Income before income taxes and income (loss) from equity in affiliates	13,804	17,883	—	31,687
Net income	6,720	14,278	—	20,998

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2022
		Consolidated
	Company	Variable Interest
	Subsidiaries	Entities	Eliminations	Consolidated Total

	USD
	(In thousand)

Cash and cash equivalents	32,582	90,796	—	123,378
Accounts receivable and contract assets, net of allowance	780	2,628	—	3,408
Total current assets	139,755	107,852	(104,103)	143,504
Intangible assets, net	12,353	105	—	12,458
Total assets	164,672	155,542	(104,103)	216,111
Amounts due to related parties	4,137	99,028	(98,360)	4,805
Total current liabilities	35,508	207,046	(98,360)	144,194
Total liabilities	38,629	222,882	(98,360)	163,151
Total Leju Holdings Limited shareholders’ equity	126,047	(67,069)	(5,743)	53,235

	As of December 31, 2021
		Consolidated
	Company	Variable Interest
	Subsidiaries	Entities	Eliminations	Consolidated Total

	USD
	(In thousand)
Cash and cash equivalents	50,505	199,809	—	250,314
Accounts receivable and contract assets, net of allowance	1,585	35,901	—	37,486
Total current assets	213,626	266,217	(158,968)	320,875
Intangible assets, net	22,959	339	—	23,298
Total assets	266,476	329,740	(158,968)	437,248
Amounts due to related parties	4,938	155,388	(152,694)	7,632
Total current liabilities	41,280	372,122	(152,694)	260,708
Total liabilities	47,008	391,875	(152,694)	286,189
Total Leju Holdings Limited shareholders’ equity	219,472	(61,943)	(6,274)	151,255

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2022
		Consolidated
	Company	Variable Interest
	Subsidiaries	Entities	Consolidated Total

	USD
	(In thousand)
Net cash used in operating activities	(14,784)	(93,192)	(107,976)
Net cash (used in)/provided by investing activities	80	(74)	6
Net cash used in financing activities	(52)	—	(52)

	For the Year Ended December 31, 2021
		Consolidated
	Company	Variable Interest
	Subsidiaries	Entities	Consolidated Total

	USD
	(In thousand)
Net cash (used in)/ provided by operating activities	1,539	(41,428)	(39,889)
Net cash (used in)/provided by investing activities	(749)	431	(318)
Net cash provided by financing activities	1,033	—	1,033

	For the Year Ended December 31, 2020
		Consolidated
	Company	Variable Interest
	Subsidiaries	Entities	Consolidated Total

	USD
	(In thousand)
Net cash provided by operating activities	8,034	100,461	108,495
Net cash (used in)/provided by investing activities	1,171	(1,069)	102
Net cash provided by financing activities	540	—	540

A.          [Reserved]

B.          Capitalization and Indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

Summary of Risk Factors

An investment in our ADSs or ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information-D. Risk Factors.

Risks Related to Our Business

●	Our business is susceptible to fluctuations in China’s real estate industry, which may materially and adversely affect our results of operations.
●	Our business may be materially and adversely affected by government measures aimed at China’s real estate industry.
●	We may fail to compete effectively, which could significantly reduce our market share and materially and adversely affect our business, financial condition and results of operations.
●	Failure to continue to develop and expand our content, service offerings and features, and to develop or incorporate the technologies that support them, could jeopardize our competitive position.
●	Failure to attract and retain qualified personnel at a reasonable cost could jeopardize our competitive position.
●	We derive a substantial portion of our revenues from several major urban centers in China, and we face market risk due to our concentration in these major urban areas.
●	We are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

Risks Related to Our Corporate Structure

●	Leju is a Cayman Islands holding company with no equity ownership in the variable interest entities. We conduct our operations primarily through our PRC subsidiaries and consolidated variable interest entities in China. Holders of Leju’s ADSs hold equity interest in Leju Holdings Limited, our Cayman Islands holding company, and do not have direct or indirect interest in the variable interest entities in China. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Leju, its PRC subsidiaries and consolidated variable interest entities, and investors of Leju face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group.
●	We rely on contractual arrangements with Beijing Leju, Leju Hao Fang and Beijing Jiajujiu and their respective shareholders for a portion of our operations, which may not be as effective as direct ownership in providing operational control.
●	Our ability to enforce the equity pledge agreements between us and the shareholders of Beijing Leju, Leju Hao Fang or Beijing Jiajujiu may be subject to limitations based on PRC laws and regulations.

Risks Related to Doing Business in China

●	Changes in PRC government policies could have a material and adverse effect on overall economic growth in China, which could adversely affect our business.
●	The approval of and or report and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting process.
●	The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations, which could result in a material adverse change in our operations and the value of our ADSs. The PRC government’s significant authority in its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of such securities to significantly decline or be worthless. See the risk factor on page 36 for details.
●	Our PRC subsidiaries and consolidated variable interest entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements. See the risk factor on page 45 for details.
●	Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.
●	Although our independent registered public accounting firm is registered with the PCAOB and currently subject to periodic PCAOB inspection, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our ADSs may be delisted or prohibited from trading.

Risks Related to Our ADSs

●	The market price for our ADSs has been and may continue to be highly volatile.
●	Our ADSs may be delisted from the New York Stock Exchange as a result of our failure of meeting the New York Stock Exchange continued listing requirements.

●	We are a “controlled company” within the meaning of the NYSE Listed Company Manual and, as a result, has relied and may continue to rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

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

The real estate industry in China is subject to government regulations, including measures that are intended to control real estate prices. The regulations at both central government level and local government level change from time to time, to either stimulate or depress the real estate market, and it is difficult to foresee the timing or direction of regulatory changes. In the fourth quarter of 2016, local governments in more than 20 cities issued notices to restrict purchases of houses, including Beijing, Shanghai, Shenzhen, Guangzhou and Tianjin. The restrictive measures include, but are not limited to, an adjustment to the percentage of required down payment, more restrictive eligibility requirement imposed on purchasers and a limit on the maximum number of houses one may purchase. During the first quarter of 2017, a new round of restrictive measures at national level has permeated into more than 30 cities, including both first-tier and second-tier cities. For example, first-tier cities such as Beijing and Guangzhou further increased the percentage of required down payment. Meanwhile, a number of second-tier cities such as Hangzhou, Fuzhou, Nanjing, Changsha and Shijiazhuang have set a series of restrictions, including the maximum number of houses one may purchase, the maximum amount of mortgage loan(s) one may borrow, and the percentage of required down payment. In 2017, local governments of both first-tier and second-tier cities have also promulgated various policies to impose restrictions or eligibility requirements on buyers purchasing real estate. In the first three quarters of 2018, central and local governments emphasized the general administrative policy that “housing is for living, not for speculation”, and continuously implemented restrictive policies to curb significant increase of housing price. Furthermore, as a practical method to curb the housing price in China, local governments in certain areas of China have been reviewing the upper price limit of new residential properties for sale with increased scrutiny. If the local government determines, at its own discretion, that the upper price limit of a new residential property in its real estate sale plan is too high, the local government may refuse to approve such sale plan. In 2019, central government reiterated its insistence on the general administrative policy that “housing is for living, not for speculation,” and clearly put forward that real estate should not be used as a short-term tool for stimulating economy. In April 2019, Ministry of Housing and Urban-Rural Development of the People’s Republic of China gave warnings to four cities, Foshan, Suzhou, Dalian and Nanning, where the price index of newly built commercial housing and second-hand housing increased significantly. In December 2019, National Conference on Housing and Urban-rural Development emphasized that land prices and housing prices should remain stable in 2020, and restrictive measures should be continuously adopted. Since 2020, local governments in several cities have implemented control measures for housing price. For example, the Municipal Bureau of Housing and Urban Rural Development of Shenzhen promulgated regulations that families and adult singles (including divorced persons) who are willing to purchase commercial houses must have settled in the Shenzhen for three years, and shall provide a continuous payment certificate of personal income tax or social insurance for at least 36 months. Shanghai Housing and Urban Rural Construction Management Committee, together with other seven municipal bureaus, promulgated regulations that prioritize the needs of families without houses and adopt a scoring system for the purchase of first-hand houses. Under this scoring system, each purchaser will be scored based on the marital status, registered residence location, number of houses owned by the purchaser and purchase records of commercial houses within five years. On July 13, 2021, certain PRC authorities promulgated Notice on the Continuous Rectification and Regulation of the Real Estate Market Order, which provides for intensified punishment by local authorities for real estate agencies violating laws and regulations, including warning and interview, suspension of business for rectification, revocation of business license and qualification certificate, exposure to the public, and reference to security and judicial authorities for investigation and punishment in the case of criminal offence. On December 15, 2022, NDRC issued the “Implementation Plan for Expanding Domestic Demand Strategy under the 14th Five-Year Plan,” which once again emphasized the principle of “house is for living in and not for speculation,” and called for strengthening the guidance in the expectations of the real estate market development, exploring new development models, moving faster to build a housing system featuring multiple suppliers and various support channels that encourages both rentals and purchases, and the steady implementation of long-term mechanisms for the steady and healthy development of the real estate market, and supporting residents’ reasonable demand for their own living purpose. On November 11, 2022, PBOC and China Banking and Insurance Regulatory Commission issued the Notice on the current financial support for the stable and healthy development of the real estate market, which announced a series of measures to support the stable and healthy development of the real estate market. However, it is uncertain for how long these measures will remain in effect, and whether the central or local governments will further tighten their policies or adopt new measures that are less restrictive. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate. Our business may be materially and adversely affected as a result of decreased transaction volumes or real estate prices that may result from government policies.

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

We derive a substantial portion of our revenues from major urban centers in China, including Guangzhou, Changchun, Hainan, Shanghai, and Zhongshan. In the year ended December 31, 2022, approximately 38% of our revenues was derived from Guangzhou, Changchun, Hainan, Shanghai, and Zhongshan. We expect these five urban centers to continue to be important sources of revenues. If any of these major urban centers experiences an event that negatively impacts the local real estate industry or online advertising, such as a serious economic downturn or contraction, a natural disaster, or slower growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our business and growth prospects could be materially and adversely impacted.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

COVID-19 has had a severe and negative impact on the Chinese and the global economy. For more details on risks related to the COVID-19 pandemic, see “—The COVID-19 pandemic has had and may continue to have a material adverse impact on our business, operating results and financial condition.”

Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including problems that may arise from the unwinding of those policies. The Federal Reserve has signaled its intention to raise interest rates in the United States. Recently, the Russia-Ukraine conflict has caused, and continues to intensify, significant geopolitical tensions in Europe and across the world. This conflict and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Each of the variable interest entities, including Beijing Leju, Leju Hao Fang and Beijing Jiajujiu, as well as their respective subsidiaries, is required to obtain and maintain a value-added telecommunications service operating license, or ICP license, from the

MIIT or its local counterpart in order to provide internet information services and a business license from the SAMR or its local branches which specifically includes operating advertising business in order to engage in advertising activities in China, to the extent applicable to their respective business. Beijing Leju, Beijing Jiajujiu, Beijing Yisheng Leju Finance Culture Media Co., Ltd. and Beijing Weike Union Information Technology Co., Ltd., both subsidiaries of Beijing Leju, Beijing Yisheng Leju Internet Technology Co., Ltd., a subsidiary of Beijing Jiajujiu, and Leju Hao Fang, each holds a valid ICP license issued by the local provincial branch of the MIIT for the operation of our value-added telecommunication business. Beijing Yisheng Leju Finance Culture Media Co., Ltd. holds a Radio and television program production business license issued by the local branch of the National Radio and Television Administration for the production and distribution of radio and television programs. The business scope of the business licenses of Beijing Leju and its subsidiaries which engage in the advertising business includes operating advertising business. These licenses are essential to the operation of our online real estate business. The ICP licenses are subject to annual review by the relevant government authorities. The annual review of ICP licenses and business licenses is for the government authorities to conduct an annual inspection of the status of compliance of the license-holding entity. We have submitted the application documents for the annual review of the ICP licenses. At the time of and for the purpose of the annual review of these licenses, the relevant government authorities did not ask for disclosure of our full corporate structure and thus we did not provide such information. They have not so far expressed any opinion with respect to our corporate structure in connection with these annual reviews. Moreover, the regulations relating to ICP licenses also provide that an ICP license holder must first obtain approvals from, or make filings with, competent counterparts of the MIIT in connection with subsequent updates to its shareholding structure or certain other matters relating to such ICP license holder. We cannot assure you that we will be able to successfully pass the annual review of our ICP licenses, or complete the updating and renewal of the filing records of our ICP licenses with local MIIT counterparts on a timely basis.

In addition, Beijing Leju, Leju Hao Fang and/or Beijing Jiajujiu and their respective subsidiaries may be required to obtain additional licenses. For example, the release, broadcasting and transmission of graphics, video and audio programs or weblinks to such programs, other websites or data on the websites may be deemed as providing internet publication services as well as transmission of video and audio programs on the internet, which could require internet publication licenses and licenses for online transmission of audio-visual programs. During operation of our e-commerce business, we post information, including graphics, weblinks to videos, live-broadcasting, other websites or data on websites operated by us. The variable interest entities and their subsidiaries do not have internet publication licenses and licenses for online transmission of audio-visual programs, and are not applying for these licenses. For those video/audio programs and certain other forms of content that we believe are subject to the requirements of these licenses, such programs and content are hosted by SINA through our contractual arrangement with SINA. In the case that SINA does not possess the necessary licenses and permits, our video/audio programs and other content hosted by SINA are subject to the risk of being suspended by government authorities. Moreover, we cannot assure you that government would not require us to obtain these licenses separately for operation of our own websites and those websites licensed to us even if the underlying hosting of the relevant content may be provided by a qualified third party. If we are required to apply for such licenses, we can provide no assurance that we will procure and maintain such additional licenses.

Under applicable PRC laws, rules and regulations, the failure to obtain and/or maintain the licenses and permits required to conduct our business may subject our affected consolidated variable interest entities to various penalties, including confiscation of revenues, imposition of fines and/or restrictions on their business operations, or the discontinuation of their operations. Any such disruption in the business operations of the variable interest entities could materially and adversely affect our business, financial condition and results of operations.

Moreover, under PRC advertising laws and regulations, we shall ensure that our advertising content is true and accurate and in compliance with applicable laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations relating to Advertising Services.” Violation of these laws and regulations may subject us to penalties, including imposition of fines, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. While we have made significant efforts to ensure that our advertisements are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements is true and accurate and in compliance with laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, and results of operations

The E-Commerce Law may have an adverse impact on our business, financial conditions and results of operations.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. See “Item 15. Controls and Procedures”. However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level.

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

The population in most of the major cities was locked down to a greater or lesser extent at various times and opportunities for discretionary consumption were extremely limited. In particular, many corporate offices, physical stores and other offline services in the affected regions have been temporarily closed again, which has adversely affected our operating efficiency and capacity. Because of the city-wide lock-downs from time to time, there have been significant strains on offline operating activities and negative impacts on our e-commerce and advertising services. We have reinstated temporary remote working arrangement for our employees in the affected regions from March 2022. China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. There were surges of cases in many cities during this time, which caused disruption to our operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. In addition, our customers will also need time to recover from the economic effects of the pandemic even after business conditions begin to return to normal. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years.

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

As of March 31, 2023, we had leased 43 office premises in 39 cities in China, in addition to a branch office in Hong Kong and our principal executive offices in Beijing, China. A number of these leased properties contain defects in the leasehold interests. Such defects include the lack of proper title or right to lease with respect to 8 leased premises, the landlords’ failure to duly register the leases with the relevant PRC government authority with respect to 38 leased premises and the failure to renew lease agreements before the expiration date with respect to 1 leased premise.

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

E-House Enterprise became our controlling shareholder since November 2020. On November 24, 2021, TM Home Limited (“TM Home”), a company incorporated in the Cayman Islands with limited liability and owned as to 70.23% and 29.77% by E-House Enterprise and Alibaba Investment Limited, respectively, completed the acquisition of an aggregate of 55.8% interest in our issued share capital previously held directly by E-House Enterprise by purchasing 76,401,247 of our ordinary shares from E-House Enterprise. E-House Enterprise remains to be our ultimate controlling beneficial owner.

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

We have entered into, through our PRC subsidiaries, Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng, a series of contractual arrangements with Beijing Leju, Leju Hao Fang, Beijing Jiajujiu and their respective shareholders. These contractual arrangements enable us to (i) direct the activities that most significantly affect the economic performance of Beijing Leju, Leju Hao Fang, Beijing Jiajujiu and their subsidiaries and branches; (ii) receive substantially all of the economic benefits from the three consolidated variable interest entities and their subsidiaries in consideration for the services provided by our PRC subsidiaries; and (iii) have an exclusive option to purchase all or part of the equity interests in the variable interest entities, when and to the extent permitted by PRC law, or request any existing shareholder of the variable interest entities to transfer all or part of the equity interest in the variable interest entities to another PRC person or entity designated by us at any time in our discretion. These agreements make us their “primary beneficiary” for accounting purposes under U.S. GAAP. For descriptions of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure”.

However, Leju is a Cayman Islands holding company with no equity ownership in the variable interest entities, and we conduct our operations in China primarily through the variable interest entities. Holders of Leju’s ADSs hold equity interest in Leju Holdings Limited, our Cayman Islands holding company, and do not have direct or indirect interest in the variable interest entities in China. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries, which contribute to 100.0% of our revenues in 2022. Leju, its PRC subsidiaries and consolidated variable interest entities, and investors of Leju face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group.

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

Although we believe we, our PRC subsidiaries and the variable interest entities comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that we or the variable interest entities do not comply with applicable law, it could revoke the variable interest entities’ business and operating licenses, require the variable interest entities to discontinue or restrict the variable interest entities’ operations, restrict the variable interest entities’ right to collect revenues, block the variable interest entities’ websites, require the variable interest entities to restructure our operations, impose additional conditions or requirements with which the variable interest entities may not be able to comply, impose restrictions on the variable interest entities’ business operations or on their customers, or take other regulatory or enforcement actions against the variable interest entities that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the variable interest entities’ business operations or restrict the variable interest entities from conducting a substantial portion of their business operations, which could materially and adversely affect the variable interest entities’ business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of the variable interest entities that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the variable interest entities, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP.

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

In 2020, 2021 and 2022, Beijing Leju, Leju Hao Fang, Beijing Jiajujiu and their respective subsidiaries and branches contributed in aggregate 99.9%, 99.9% and 100.0% of our total net revenues, respectively. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Beijing Leju, Leju Hao Fang, Beijing Jiajujiu and their respective subsidiaries and branches, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Beijing Leju, Leju Hao Fang, Beijing Jiajujiu and their respective subsidiaries and branches into our consolidated financial statements in accordance with U.S. GAAP.

The shareholders of the variable interest entities may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

We have designated individuals who are PRC nationals to be the shareholders of the variable interest entities in China. These individuals may have conflicts of interest with us. We cannot assure you that when conflicts of interest arise, they will act in the best interests of our company or that conflicts of interests will be resolved in our favor. In addition, they may breach or cause the variable interest entities and their subsidiaries to breach or refuse to renew the existing contractual arrangements that allow us to effectively control the variable interest entities and their subsidiaries and receive economic benefits from them. Currently, we do not have arrangements to address potential conflicts of interest between the shareholders of the variable interest entities and our company. We rely on them to abide by the laws of the Cayman Islands and China, which provide that directors and/or officers owe a fiduciary duty to our company, which requires them to act in good faith and in the best interests of our company and not to use their positions for personal gain. If we cannot resolve any potential conflicts of interest or disputes between us and the individual shareholders of the variable interest entities which may arise, we would have to rely on legal proceedings to enforce our rights, which could be costly and unsuccessful.

Our ability to enforce the equity pledge agreements between us and the shareholders of Beijing Leju, Leju Hao Fang or Beijing Jiajujiu may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity pledge agreements relating to the variable interest entities, Beijing Leju, Leju Hao Fang and Beijing Jiajujiu, the shareholders of the variable interest entities pledge their equity interest in the variable interest entities to our subsidiaries to secure their and the relevant consolidated variable interest entities’ performance of the obligations under the relevant contractual arrangements. The equity pledges under these equity pledge agreements have been registered with the relevant local branch of the SAMR. According to the Civil Code of the PRC, which was issued by the National People’s Congress on May 28, 2020 and became effective on January 1, 2021, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under the Civil Code of the PRC, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If any of the variable interest entities or its shareholders fails to perform its obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests in the relevant consolidated variable interest entity in an auction or private sale and remit the proceeds to our subsidiaries in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in the relevant consolidated variable interest entity. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach would be to ask our PRC subsidiary that is a party to the exclusive call option agreement with the variable interest entity’s shareholder, to designate another PRC person or entity to acquire the equity interest in the variable interest entity and replace the existing shareholder pursuant to the exclusive call option agreement.

In addition, in the registration forms of the local branch of SAMR for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to our PRC subsidiaries was stated as the pledgor’s portion of the registered capital of the variable interest entity. The equity pledge agreements with the shareholders of the variable interest entities provide that the pledged equity interest constitutes continuing security for any and all of the indebtedness, obligations and liabilities under the relevant contractual arrangements, and therefore the scope of pledge should not be limited by the amount of the registered capital of the variable interest entities. However, there is no guarantee that a PRC court will not take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court to be unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of the variable interest entities and their subsidiaries for the benefit of us or our PRC subsidiaries, although the variable interest entities grant our PRC subsidiaries options to purchase the assets of the variable interest entities and their equity interests in their subsidiaries under the exclusive call option agreement.

Contractual arrangements we have entered into with Beijing Leju, Leju Hao Fang and Beijing Jiajujiu may be subject to scrutiny by the PRC tax authorities and a finding that we, Beijing Leju, Leju Hao Fang or Beijing Jiajujiu owe additional taxes could reduce our net income and the value of your investment

Under PRC laws and regulations, arrangements and transactions among related parties may be audited or challenged by the PRC tax authorities. We could face material and adverse consequences if the PRC tax authorities determine that the contractual arrangements we have entered into with Beijing Leju, Leju Hao Fang or Beijing Jiajujiu do not represent an arm’s-length price and adjust the taxable income of Beijing Leju, Leju Hao Fang, Beijing Jiajujiu or their subsidiaries and branches in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Beijing Leju, Leju Hao Fang, Beijing Jiajujiu or their subsidiaries and branches, which could in turn increase their PRC tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on the variable interest entities for underpayment of taxes. Our consolidated net income may be materially and adversely affected if the variable interest entities’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

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

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and may intervene or influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could also result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Restrictions on currency exchanges between the Renminbi and other currencies may limit our ability to utilize our revenues and funds, in particular in relation to capital account transactions such as investments and loans. We receive substantially all of our revenues in Renminbi. Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and the variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.

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

Pursuant to these drafts, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering, listing of securities in another overseas market, and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing or listing of securities in another overseas market within three business days after submitting the application documents for the foregoing transactions, and the issuer shall submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Besides, direct or indirect overseas listing of assets of PRC domestic companies by merger and acquisition, share swap, allocation, or other arrangements through one of a series of transactions are also subject to filing with CSRC. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. For more details of the Draft Provisions and the Draft Administration Measures, please refer to “Regulation—Regulations on Overseas Offering and Listing.”

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that the domestic companies that have already been listed overseas on or before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved.

According to the Overseas Listing Trial Measures, an overseas listed company shall file with the CSRC within three business days after the completion of its subsequent securities offering on the same market, and an overseas listed company shall file with the CSRC within three business days after its application of its offering and listing on a different market. If an overseas listed company purchase PRC domestic assets through a single or multiple acquisitions, share swaps, shares transfers or other means, and such purchase constitutes direct or indirect listing of PRC domestic assets, a filing with the CSRC is also required. In addition, an overseas listed company is required to report to the CSRC the occurrence of any of the following material events within three business days after the occurrence and announcement thereof: (i) a change of control of the listed company; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the listed company; (iii) a change of listing status or transfer of listing segment; and (iv) the voluntary or mandatory delisting of the listed company. If there is any material change of the principal business of the listed company after the overseas offering and listing so that the listed company is no longer required to file with the CSRC, it shall file a specific report and a legal opinion issued by a domestic law firm to the CSRC within three business days after the occurrence hereof.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us or otherwise tightening the regulations on companies with a variable interest entity structure. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review and the draft of Regulations on the Network Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. If we do not receive prior approval or complete the filing, to the extent it is required, for any of our future offerings of securities overseas or to maintain the trading status of our ADSs, or if we inadvertently conclude that such prior approval or any filing is not required, the CSRC or other PRC regulatory agencies may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the trading status of our ADSs. If we proceed with any of such offering or maintain the trading status of our ADSs without obtaining these regulatory agencies’ approval or completing the filing to the extent it is required, or if we are unable to comply with any new approval requirements or regulatory requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions, we may face regulatory actions or other sanctions from these regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. Additionally, if the CSRC or other relevant PRC regulatory agencies subsequently determine that such approval is required, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

Leju is a holding company registered in the Cayman Islands. It relies on dividends from its PRC subsidiaries as well as service and other fees paid to its PRC subsidiaries by the variable interest entities for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to its shareholders, including holders of its ADSs, and service any debt it may incur.

The variable interest entities are directly held by certain PRC individuals designated by us and thus are not able to make dividend payments to our PRC subsidiaries and holding companies outside China. We have the right to charge the variable interest entities service fees through our relevant PRC subsidiaries pursuant to the exclusive business cooperation agreements entered into with the variable interest entities, which together with the other agreements with the variable interest entities and their respective shareholders, enable us to enjoy substantially all of the economic benefits of the variable interest entities. These contractual arrangements we have entered into with the variable interest entities may be subject to scrutiny by the PRC tax authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements we have entered into with Beijing Leju, Leju Hao Fang and Beijing Jiajujiu may be subject to scrutiny by the PRC tax authorities and a finding that we, Beijing Leju, Leju Hao Fang or Beijing Jiajujiu owe additional taxes could reduce our net income and the value of your investment”. The variable interest entities have paid and will continue to pay the service fees to our relevant PRC subsidiaries pursuant to the exclusive technical support agreements between them.

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

Furthermore, if our PRC subsidiaries and consolidated variable interest entities incur debt on their own behalf in the future, the instruments governing the debt may restrict the ability of the variable interest entities to pay service fees to our PRC subsidiaries or the ability of our PRC subsidiaries to pay dividends to us, which may restrict our ability to satisfy our liquidity requirements. Our contractual arrangements with the variable interest entities enable us to prevent them from entering into debt arrangements that may be detrimental to us because these contractual arrangements provide us with the ability to direct the activities that most significantly affect the economic performance of the variable interest entities. In addition, the exclusive call option agreements among our PRC subsidiaries, consolidated variable interest entities and their respective shareholders specifically provide that the applicable consolidated variable interest entity shall not, and its shareholders shall ensure that the variable interest entity does not, incur any loan or offer any guarantee without the prior written consent of our applicable PRC subsidiary. However, any limitation on the ability of our PRC subsidiaries or consolidated variable interest entities to pay dividends or make other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

Any loans we extend to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, cannot exceed the statutory limit and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debt of a foreign-invested company was the difference between the amount of total investment and the amount of registered capital of such foreign-invested company as approved by the MOC or its local counterpart. According to a notice issued by the People’s Bank of China regarding foreign debt on January 11, 2017, the total amount of foreign debt of our PRC subsidiaries or consolidated variable interest entities or other PRC domestic entities shall not exceed two times of their respective net assets. Pursuant to the above notice and other PRC law regarding foreign debt, within a one-year grace period starting from January 11, 2017, the statutory limit for the total amount of foreign debt of a foreign-invested company, which is subject to its own choice, is either the difference between the amount of total investment and the amount of registered capital as approved by the MOC or its local counterpart, or two times of their respective net assets. It is very likely that our PRC subsidiaries will elect to apply two times of their respective net assets as the limit for foreign debt if any of them needs to borrow any foreign debt during the grace period. We may extend loans to the relevant PRC subsidiary in an amount that does not exceed the difference between the amount of its total investment and the amount of its registered capital or two times of its net assets referenced above. With respect to the variable interest entities or other domestic PRC entities, the limit for the total amount of foreign amount is two times of their respective net assets pursuant to the above notice. According to Notice of the National Development and Reform Commission on Promoting the Administrative Reform of the Recordation and Registration System for Enterprises’ Issuance of Foreign Debts issued by the National Development and Reform Commission in September 2015, any loans we extend to the variable interest entities or other PRC operating companies that are domestic PRC entities for more than one year must be filed with the National Development and Reform Commission or its local counterpart and must also be registered with SAFE or its local branches.

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

SAFE also promulgated a circular in November 2011, which prohibits a foreign-invested enterprise from using Renminbi funds converted from its foreign currency registered capital to provide entrustment loans or repay loans borrowed from non-financial enterprises. Violation of these circulars could result in severe monetary or other penalties. These circulars may limit our ability to transfer funds to the variable interest entities and the subsidiaries of our PRC subsidiaries, and we may not be able to convert funds into Renminbi to invest in or acquire any other PRC companies, or establish other consolidated variable interest entities in China. Despite the restrictions under these SAFE circulars, our PRC subsidiaries may use their income in Renminbi generated from their operations to finance the relevant consolidated variable interest entities through entrustment loans to the variable interest entities or loans to such variable interest entities’ shareholders for the purpose of making capital contributions to such variable interest entities. In addition, our PRC subsidiaries can use Renminbi funds converted from foreign currency registered capital to carry out any activities within their normal course of business and business scope, including to purchase or lease servers and other relevant equipment and fund other operational needs in connection with their provision of services to the relevant consolidated variable interest entities under the applicable exclusive technical support agreements.

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

Pursuant to a Circular on Enterprise Income Tax Preferential Treatments issued by the State Administration of Taxation, or SAT, and the Ministry of Finance effective February 2008, as partially amended by a Circular on Enterprise Income Tax Policies for Further Encouraging the Development of the Software Industry and the Integrated Circuit Industry, a qualified software enterprise is eligible to be exempted from income tax for its first two profitable years, followed by a 50% reduction in income tax, to a rate of 12.5%, for the subsequent three years. Shanghai SINA Leju renewed its qualification of software enterprise in August 2022, and conducted inspection on an annual basis. In 2021, Shanghai SINA Leju renewed its qualification of “high and new technology enterprise” to enjoy the favorable statutory tax rate of 15% for the following three years. If Shanghai SINA Leju fails to maintain “high and new technology enterprise” status, its applicable enterprise income tax rate may increase to up to 25%. The loss or potential loss of preferential tax treatments enjoyed by Shanghai SINA Leju could have a material and adverse effect on our financial condition and results of operations.

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

Currently, we mainly use the VIEs, and their subsidiaries to provide support for our e-commerce business. Certain of the support services provided by the VIEs and their subsidiaries may be regarded as real estate agency and brokerage services under PRC law. Pursuant to the previous Foreign Investment Industrial Guidance Catalogue issued in 2011, foreign ownership of the real estate agency and brokerage business in China is subject to government approval. Accordingly, the establishment of, or investment in any company with a registered business scope of, real estate agency and brokerage services in China by our PRC subsidiaries directly is, and by our PRC subsidiaries indirectly through their subsidiaries may be, subject to approval of the MOC or its relevant local counterparts which should be obtained before registering such company with the SAMR or its local counterparts. Although the VIEs have not obtained approvals from the competent local branches of the MOC in connection with their establishment of, or investment in, their subsidiaries with a registered business scope of real estate brokerage business, the subsidiaries of the VIEs which are engaged in real estate agency and brokerage business have obtained and maintained a business license with such business scope, and none of such subsidiaries has received any notice of warning or penalties from the competent authorities for lacking such approval.

The Foreign Investment Industrial Guidance Catalogue, effective April 2015, loosens the restrictions on foreign ownership of the real estate agency and brokerage business in China by removing it from the restricted category for foreign investment. Under the new catalogue, the VIEs no longer needs the approval of the MOC or its relevant local counterparts for the establishment of, or investment in any new PRC subsidiary with a registered business scope of real estate agency and brokerage services. However, we cannot assure you that the historical non-compliance of the VIEs’ not obtaining the requisite government approval would not be found as a violation by relevant PRC government authorities. If the historical non-compliance were found and determined by the relevant PRC government authorities as a violation, our relevant subsidiaries would be subject to warnings, fines or even revocation of its licenses.

In addition, pursuant to the relevant regulations regarding real estate agency and brokerage businesses, a real estate broker must conduct a filing with the real estate administrative authority within 30 days after issuance of its business license. We have completed the filing with the competent local real estate administrative authorities for our 32 PRC operating entities which currently provide support services considered to be real estate agency and brokerage services under the PRC law. In addition, we are in the process of making such filings with the relevant local real estate administrative authorities for 11 entities. For the remaining entities, 13 entities are in the process of being liquidated, and none of the entities are not qualified to make such filings with the relevant local real estate administrative authorities. The requirements of the local real estate administrative authority for such filing may vary in different cities and we cannot assure you that we will be able to complete such filing in a timely manner or at all. If we fail to properly complete such filings, it may limit the ability of the relevant PRC operating entities to provide similar support service to our e-commerce business.

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

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. Yu CPA is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. The prohibition of our ordinary shares and ADSs from trading in the United States would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Risks Related to Our ADSs

The market price for our ADSs has been and may continue to be highly volatile.

In 2022, the closing price of our ADSs on the NYSE, varied from a high of $9.11 to a low of $1.32. The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations due to factors beyond our control, such as broad market and industry factors. The securities markets in the United States, China and elsewhere have experienced significant price and volume fluctuations that are not related to the operating performance of particular companies, particularly in recent years. The securities of some PRC-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. Since 2011, some PRC-based companies became targets of short sellers. Any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other PRC companies may also negatively affect the attitudes of investors towards PRC companies in general, including us, regardless of whether we have conducted any inappropriate activities. Although we have confidence in our corporate governance practice and internal control over financial reporting, we cannot assure you that we will not be subject to such attack. Any negative news or perceptions about our corporate governance or accounting practice in the future, regardless of its merits, will negatively affect the trading performance of our ADSs. In addition, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets.

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

Pursuant to NYSE rule 802.01C, a company is considered to be below compliance standards if the average closing price of a security as reported on the consolidated tape is less than $1.00 over a consecutive 30 trading-day period. We received a letter from the NYSE dated January 6, 2022, notifying us that we were below the foregoing compliance standard. Pursuant to NYSE rule 802.01C, once notified, a company must bring its share price and average share price back above $1.00 within six months following receipt of the notification. If on the last trading day of any calendar month during the cure period the company has a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month, then the company can regain compliance at any time during the six-month cure period. In the event that at the expiration of the six-month cure period, both a $1.00 closing share price on the last trading day of the cure period and a $1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures. We have regained compliance by changing the ratio of our ADS to our ordinary shares from one ADS to one ordinary share to one ADS to ten ordinary shares, effective on May 20, 2022 and prior to the expiration of the applicable cure period. We are in compliance with the minimum bid requirement as of the date of this annual report. Furthermore, there can be no assurance that we will be able to maintain compliance with any other continued listing requirements of the NYSE. In the event of deficiency or non-compliance, we could receive notices from the NYSE and suffer loss of investor confidence and trading price decline. If we fail to regain compliance in time, we could face trading suspension or even delisting from the NYSE, which could make it more difficult to obtain accurate quotations of and buy or sell our securities, and the price of our securities could suffer further significant decline. Delisting may also impair our ability to raise capital and harm our reputation.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2023, we had 137,172,601 ordinary shares outstanding (excluding the 3,580,150 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan). TM Home, SINA and Tencent held an aggregate of approximately 83.3% of our ordinary shares outstanding as of March 31, 2023. The sale or perceived sale of a substantial amount of our ADSs by any of these principal shareholders could adversely affect the prevailing market price for our ADSs. Such sales or perceived sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. In addition, if we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this, in turn, could have an adverse effect on the price of our ADSs.

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

There is no statutory recognition in the Cayman Islands of judgments obtained in the federal or state courts of the United States, and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments. A foreign money judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (i) was given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, (v) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (vi) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2022, which could result in adverse U.S. federal income tax consequences to U.S. holders.

We will be classified as a “passive foreign investment company”, or “PFIC” for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (“the asset test”). Although the law in this regard is unclear, we treat the variable interest entities as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements.

Based upon the composition of our assets (in particular the retention of a substantial amount of cash), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2022, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Due to PRC legal restrictions on foreign ownership and investment in the internet information services and advertising businesses, we conduct such activities through contractual arrangements with the variable interest entities in China. Our e-commerce business with respect to new residential properties is operated through our contractual arrangements with Leju Hao Fang, formerly known as Shanghai Yi Xin E-Commerce Co., Ltd., and its shareholders. Our e-commerce business with respect to home furnishing is operated through our contractual arrangements with Beijing Jiajujiu and its shareholders. Our online advertising business for new residential properties websites and our secondary listings business are operated through our contractual arrangements with Beijing Leju and its shareholders. We have entered into, through our PRC subsidiaries, Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng, a series of contractual arrangements with Beijing Leju, Leju Hao Fang, Beijing Jiajujiu and their respective shareholders. As a result of these contractual arrangements, Leju Holdings Limited, through PRC subsidiaries, is the primary beneficiary of these PRC entities and accounts for them as variable interest entities, and consolidates the financial results of these entities into our financial statements in accordance with U.S. GAAP. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure”.

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

On May 20, 2022, we effected a change in the ratio of our ADSs to ordinary shares from one ADS representing one ordinary share to one ADS representing ten ordinary shares. Except as otherwise indicated, all information in this annual report concerning share and per share data gives retroactive effect to the ADS Ratio Change.

Our Relationship with E-House Enterprise

On November 4, 2020, E-House Enterprise completed the acquisition of a controlling stake in our company. E-House Enterprise purchased (i) 51,925,996 ordinary shares from Mr. Xin Zhou and certain of his affiliated entities (the “Zhou Parties”) by issuing to the Zhou Parties 166,918,440 of its ordinary shares (“E-House Enterprise Shares”), and (ii) 24,475,251 ordinary shares of Leju from SINA Corporation and an affiliated entity thereof (the “SINA Parties”) by issuing to the SINA Parties 78,676,790 E-House Enterprise Shares. Upon completion of these transactions, E-House Enterprise acquired the beneficial ownership of 76,401,247 ordinary shares of us, and we became a subsidiary of E-House Enterprise and our financial results have been consolidated into the accounts of E-House Enterprise since then. On November 24, 2021, TM Home Limited (“TM Home”), a company incorporated in the Cayman Islands with limited liability and owned as to 70.23% and 29.77% by E-House Enterprise and Alibaba Investment Limited (“Alibaba Investment”), respectively, completed the acquisition of an aggregate of 55.8% interest in our issued share capital. TM Home purchased 76,401,247 of our ordinary shares from E-House Enterprise by issuing to the E-House Enterprise 6,854,839 of its ordinary shares. As of March 31, 2023, TM Home owned 76,401,247 ordinary shares of us, representing approximately 55.7% of our total outstanding ordinary shares.

In July 2020, E-House Enterprise entered into a business cooperation agreement with a subsidiary of Alibaba, and the two parties have agreed to cooperate in areas including online-offline real estate transaction, digital marketing and after-sale services with the goal of enhancing the digital and intellectual capabilities of the real estate service industry. Alibaba will closely collaborate with E-House Enterprise and us to build an online real estate marketing platform and digital transaction network, with E-House Enterprise being the operator of online transaction services on the platform and we being the operator of digital marketing services. To our knowledge, Alibaba beneficially owned 8.32% of E-House Enterprise’s outstanding shares as of March 31, 2023.

Leju has become aware that E-House Enterprise announced proposed restructuring of certain notes previously issued by E-House Enterprise (the “Restructuring”). As a result of a series of steps in connection with the proposed Restructuring, a special purpose vehicle established for the holders of certain notes of E-House Enterprise (the “Creditor SPV”), and Alibaba Investment and its affiliate will hold approximately 54.207% and 10.793% of the shares of TM Home, respectively, which will result in E-House Enterprise ceasing to be a controlling beneficial owner of Leju. The remaining 35% of the shares of TM Home will be held by E-House Enterprise and its affiliates, of which 15% will be transferred to a special purpose vehicle held by the members of senior management of TM Home appointed by E-House Enterprise. E-House Enterprise will further use reasonable endeavors to sell or procure the sale of the shares of TM Home held by the Creditor SPV and Alibaba Investment, which will cause further changes in the beneficial ownership of Leju. The potential change in Leju’s controlling shareholders is subject to the effectiveness of the proposed Restructuring, including the approval of the proposed Restructuring by E-House Enterprise’s noteholders.

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

In January 2019, we entered into a series of exclusive advertising agency agreements with Tencent. Pursuant to the exclusive advertising agency agreements, we are the exclusive real property advertising agent of Tencent for selling advertising to real estate advertisers in certain areas of China, including, Tianjin and Sichuan, Anhui, Shanxi, Guangxi and Fujian provinces. In March 2019, we entered into an advertising agency agreement with Tencent, pursuant to which we are the real property advertising agent of Tencent in certain other areas of China. In January 2020, we renewed and entered into advertising agency agreements with Tencent, pursuant to which we are the real property advertising agent of Tencent in many areas of China. Pursuant to the exclusive advertising agency agreements signed in April 2020, such areas of China were Heilongjiang, Shanxi, Tianjin, Fujian, Guangxi, Guizhou, Chongqing, Sichuan and some cities in Jiangsu Province. In early 2021, we renewed our advertising agency agreements with Tencent, and the cooperative areas remain the same as those in 2020. At the beginning of 2022, we renewed our advertising agency agreements with Tencent, and the cooperative areas were Beijing, Tianjin, Hebei, Fujian, Sichuan, Chongqing, Guangxi, Guizhou, Yunnan, and some cities in Jiangsu Province.

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions and Agreements with Tencent” for more information.

Corporate Information

Our principal executive offices are located at Level G, Building G, No.8 Dongfeng South Road, Chaoyang District, Beijing 100016, People’s Republic of China. Our telephone number at this address is +86 10 8474 1288. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. In addition, we have 41 branch offices in mainland China and a branch office in Hong Kong. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.Business Overview

Overview

We are a leading O2O real estate services provider in China. We offer real estate e-commerce, online advertising and online listing services through our online platform, which comprises local websites covering 400 cities, various mobile applications and Weixin mini programs. We integrate our online platform with complementary offline services to facilitate residential property transactions. In addition to our own websites, we also operate various real estate and home furnishing websites of SINA.

E-Commerce. We offer e-commerce services primarily in connection with new residential property sales. Our O2O services for new residential properties include (i) selling discount coupons and facilitating online property viewing, physical property visits, marketing events and pre-sale customer support, and (ii) issuing commission coupons and providing an information platform to individual brokers on which they can refer potential individual property buyers to real estate developers with whom we work to earn commission for the successful referrals.

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

We generated total revenues of $719.5 million, $534.1 million and $343.2 million in 2020, 2021 and 2022, respectively. We had net income of $21.0 million, net loss of $149.9 million, and net loss of $89.7 million in 2020, 2021 and 2022, respectively.

Our O2O Platform

We offer multiple online and offline access points for consumers. We reach consumers through our own websites, various real estate and home furnishing related websites on sina.com.cn that are operated by us, Weibo, Weixin, Tmall, various mobile applications, and Weixin mini programs. These websites and mobile applications enable us to better reach potential purchasers for whom we are then able to provide our offline services. We also provide complementary offline services to cultivate customer loyalty and ensure superior customer experience.

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

Through our direct operations and outsourcing to local partners we operate websites in every province of China. We operate the following websites:

●	new residential property websites, including house.sina.com.cn and leju.com, where viewers are automatically directed to a local website with localized information and services, covering 400 cities; on leju.com, we offer customers the ability to purchase discount coupons for property purchases;
●	existing residential property focused websites, including esf.sina.com.cn and esf.leju.com, where viewers are automatically directed to a local website with localized information and services;
●	home furnishings website, jiaju.sina.com.cn, which is a platform to offer information with respect to home furnishing and for distributors to offer home furnishings to consumers; viewers have access to localized information on home furnishing; and
●	real estate media website, including lejucaijing.com, a B2B platform, which provides information and news on the real estate industry, market and developers featuring their financial performances.

We sell online advertising on each of our direct-operated local websites covering 74 cities. We also outsource 326 local websites to third parties that pay us fixed fees for the right to operate the websites. The amount of user traffic on the websites that we own or operate, our ability to achieve user demographic characteristics that are attractive to advertisers, and our ability to demonstrate such user traffic and demographic characteristics through website traffic tracking tools and reporting systems are important factors in maintaining our advertising revenue from websites that we operate directly and fixed fees from websites that we outsource to third parties. We track such data internally and identify cities to convert to direct operations on an ongoing basis.

Mobile Applications

Our major mobile applications include “Leju Home Purchase” (an upgraded version of “Pocket Leju”), “Lai Ke” and “Leju Finance”, each of which has version for the iOS and Android operating systems.

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

Our Services

We offer e-commerce services in connection with new residential property sales; online advertising services in connection with new residential property sales and home furnishing; and online listing services for existing residential properties.

E-Commerce

Our e-commerce revenue is primarily derived from the sale of discount coupons for new residential properties that are promoted by developers and the commission paid by the developers from the commission coupon business. We commenced the sale of discount coupons from the first quarter of 2012 and the sale of commission coupons from the second half of 2022. Our revenues generated from e-commerce services in 2020, 2021 and 2022 were $547.9 million, $411.1 million and $278.5 million, respectively, representing 76.2%, 77.0% and 81.1%, respectively, of our total revenues for those periods.

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

Commission coupons. We issue commission coupons and provide an information platform to individual brokers on which they can refer potential individual property buyers to real estate developers with whom we work to earn commission for the successful referrals. As long as the potential buyer who is referred by the individual broker completes a specific sale transaction with the real estate developer, the individual broker will redeem the commission coupon for the successful referral, and we can earn the commission from the developer for the successful referral. We will recognize service revenue at a certain point in time when the obligations were fulfilled which were confirmed by real estate developers. At the same time, the payment for the commission coupons by individual brokers is transferred to us. However, if for any reason the coupon is not redeemed, the payment will be refunded to the individual broker. Any commissions and other payments received in advance will be deferred until the obligations are fulfilled. We will pay commissions for the individual brokers’ successful referrals only after the redemption of the commission coupons and the confirmation of the successful referrals from real estate developers. In order to promote the commission coupon business, we issued a majority of the commission coupons in 2022 for free or with small considerations.

The following table sets forth certain operating metrics with respect to our sales of coupons for the periods specified.

	Six months	Six months
	ended	ended
	June 30, 2022	December 31, 2022
Number of coupons issued to prospective purchasers (number of transactions)	31,456	35,794
Number of coupons redeemed (number of transactions)(1)	35,262	35,214

Note:

(1)	The number of coupons issued to prospective purchasers that were used by the purchaser to obtain a discount in connection with a property purchase during the period or to obtain the commission from real estate developers for the successful referral. We recognize revenue from the sale coupons that are redeemed. In terms of the commission coupon business, in addition to the redemption of coupons, the confirmation from developers to certify the fulfillment of the obligation would be a pre-condition to recognize revenue. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies.”

We have entered into arrangements with China Unionpay to use its payment platform to collect payments for discount coupons. The term of this agreement has been extended to 2025. Either party may terminate the agreement upon 30 days written notice to the other party. Under the agreement, China Unionpay provides customers with the ability to make online or on-site payments.

Online Advertising

The majority of our online advertising revenues are generated from sale of advertising on real estate and home furnishing websites to advertisers including real estate developers and home furnishing suppliers. Since the second quarter of 2016, we started to generate advertising revenues from our contractor platform 7gz. com. Our revenues generated from advertising services in 2020, 2021 and 2022 were $170.8 million, $122.5 million and $64.7 million, respectively, representing 23.7%, 22.9% and 18.9%, respectively, of our total revenues for those periods.

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

Listing

We offer online residential listing services for sales and leases of existing residential properties. Our revenues generated from online listing services in 2020, 2021 and 2022 were $0.8 million, $0.5 million and $11,274, respectively. Real estate brokers use our listing services. Payment of the listing fees entitles them to post multiple listings for properties over the subscription period. Our listing subscription contracts are typically for a term of up to one year with fixed fees payable on a monthly basis. The subscription fees are generally fixed and vary from city to city. Our listing customers submit property listings by logging on to our platform directly. Once a listing has been uploaded to our website, it can be viewed for free by visitors to our website. All visitors to our website have access to listing information free of charge, 24-hours a day. With respect to listings submitted by agents or brokers, the name of the agent or broker appears as a link, offering viewers access to additional listings promoted by the same agent or broker.

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

We have built a sales and marketing team that is experienced in the online advertising, internet and real estate industries. Our sales and marketing team comprised 336 personnel as of December 31, 2022. Our sales and marketing personnel work closely with our customers in local markets and help us gain insight into developments in these local markets, the competitive landscape and new market opportunities, which help us set our prices and strategies for each locality.

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

The State Council promulgated the Administrative Rules on Foreign-invested Telecommunications Enterprises in December 2001, as amended in September 2008, February 2016 and March 2022 and became effective in May 1, 2022, or the FITE Regulations. The FITE Regulations set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to these administrative rules, the ultimate capital contribution ratio of the foreign investor or investors in a foreign-invested telecommunications enterprise that aims to provide value-added telecommunications services may not exceed 50.0%. In addition, pursuant to the Special Administrative Measures (Negative List) for the Access of Foreign Investment (Edition 2021) promulgated by the National Development and Reform Commission (the “NDRC”) and the MOC on December 27, 2021 and the Catalog of Industries for Encouraging Foreign Investment (2022 Version) which was promulgated on October 26, 2022 and became effective on January 1, 2023, other than E-commerce, domestic multiparty communication, store and forward, and call center services, the permitted foreign investment in value-added telecommunications service providers may not be more than 50%. However, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a track record and experience in operating a value-added telecommunications business overseas. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT or its authorized local counterparts, which retain considerable discretion in granting approvals.

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

In compliance with these laws and regulations, Beijing Leju, the variable interest entity, Beijing Yisheng Leju Internet Technology Co., Ltd., a subsidiary of the variable interest entity Beijing Jiajujiu, and Leju Hao Fang, the variable interest entity, each hold a valid ICP license issued by the local provincial branch of the MIIT for the operation of our value-added telecommunication business.

The MIIT Notice requires that a value-added telecommunications business operator (or its shareholders) must own domain names and trademarks used by it in the value-added telecommunications business, and have premises and facilities appropriate for such business. To comply with the MIIT Notice, Beijing Leju, a consolidated variable interest entity, has been registered as the owner or is applying to be the owner of the Chinese and English dual-language “Leju” trademark in several categories and has obtained the domain names of leju.com and leju.cn. Beijing Yisheng Leju Online Technology Co., Ltd., a subsidiary of the variable interest entity Beijing Jiajujiu, has registered the domain name of jiaju.com.

On December 31, 2022, CAC and three other authorities issued Administrative Provisions on Algorithm Recommendation for Internet Information Services, which became effective on March 1, 2022, or the Algorithm Provisions. Pursuant to the Algorithm Provisions, Algorithm recommendation service providers shall not take advantage of algorithm recommendation services to engage in activities prohibited by laws and administrative regulations, such as endangering the national security and public interests, disturbing the economic order and social order and infringing upon the legitimate rights and interests of others, and shall not take advantage of algorithm recommendation services to disseminate information prohibited by laws and administrative regulations. Instead, algorithm recommendation service providers shall take measures to prevent and reject the dissemination of adverse information. In Addition, algorithm recommendation service providers shall fulfill their responsibilities as subjects for algorithm security, establish and improve the management systems and technical measures for algorithm mechanism and principle review, scientific and technological ethics review, user registration, information release review, data security and personal information protection, anti-telecommunications and Internet fraud, security assessment and monitoring, and security incident emergency response, formulate and disclose the relevant rules for algorithm recommendation services, and be equipped with professional staff and technical support appropriate to the scale of the algorithm recommendation service.

Network Publication Service License

According to the Provisions on Network Publication Service Administration, jointly issued by the GAPPRFT and the MIIT in February 2016, all entities that are engaged in network publication service in China must obtain the Network Publication Service License from the GAPPRFT. Network publication service is broadly defined in the Provisions on Network Publication Service Administration Regulation as the use of information networks to provide the public with digital works that have characteristics of publication such as editing, creation or processing. The variable interest entities and their subsidiaries do not have network publication licenses. For content which we believe are subject to the requirements of these licenses, such content is hosted by SINA through our contractual arrangement with SINA. In the case that SINA does not possess the necessary licenses and permits, our content hosted by SINA is subject to the risk of being suspended by government authorities. Moreover, we cannot assure you that government would not require us to obtain these licenses separately for operation of our own websites and those websites licensed to us even if the underlying hosting of the relevant content is provided by a qualified third party. See “Item 3. Key Information—D. Risk Factors—Risks related to Our Business—If we fail to obtain or keep licenses, permits or approvals applicable to the various online real estate services provided by us, we may incur significant financial penalties and other government sanctions”.

Online Transmission of Audio-Visual Programs

The GAPPRFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-visual Program Service, or the Audiovisual Program Provisions, effective January 2008 and amended in August 2015. The Audio-visual Program Provisions apply to the provision of audio-visual program services to the public via internet (including mobile network) within the territory of China. Providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-visual Programs issued by the GAPPRFT or complete certain registration procedures with the GAPPRFT. Providers of internet audio-visual program services are generally required to be either state-owned or state-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program services determined by the GAPPRFT. In May 2008, the GAPPRFT issued a Notice on Relevant Issues Concerning Application and Approval of License for Online Transmission of Audio-visual Programs, as amended in August 2015, which further sets forth detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-visual Programs. The notice also provides that providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-visual Program Provisions shall also be eligible to apply for the license so long as their violation of the laws and regulations (if any) is minor and can be rectified timely and they have no record of violation during the latest three months prior to the promulgation of the Audio-visual Program Provisions. In April 2010, the GAPPRFT issued the Internet Audio/Visual Program Services Categories (Provisional), as amended in March 2017, which classified internet audio-visual programs into four categories. The variable interest entities and their subsidiaries do not have Licenses for Online Transmission of Audio-visual Programs. For content which we believe is subject to the requirements of these licenses, such content is hosted by SINA through our contractual arrangement with SINA. In the case that SINA does not possess the necessary licenses and permits, our content hosted by SINA is subject to the risk of being suspended by government authorities. Moreover, we cannot assure you that government would not require us to obtain these licenses separately for operation of our own websites and those websites licensed to us even if the underlying hosting of the relevant content is provided by a qualified third party. See “Item 3. Key Information—D. Risk Factors—Risks related to Our Business—If we fail to obtain or keep licenses, permits or approvals applicable to the various online real estate services provided by us, we may incur significant financial penalties and other government sanctions”.

Regulations relating to Mobile Internet Application Information Services

According to the Provisions on Administration of Mobile Internet Application Information Services promulgated by the Cyberspace Administration of China on June 29, 2016, which was amended and became effective on August 1, 2022, entities providing information services through mobile internet application shall obtain relevant qualifications according to laws and regulations. Mobile internet application provider shall not use mobile internet application program to carry out activities prohibited by laws and regulations, such as endangering national security, disturbing public orders, and infringing other’s legal rights and interests, or use mobile internet applications to produce, copy, publish and spread illegal information prohibited by laws and regulations. The Cyberspace Administration of China shall be responsible for the supervision and administration of information on mobile internet applications. The local cyberspace administrations shall be responsible for the supervision and administration of information on mobile internet application program within the administrative regions.

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

On August 20, 2021, the Standing Committee of the National People’s Congress adopted the Personal Information Protection Law which took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. The entities failing to comply could be ordered to correct, suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. On June 7, 2022, the Measures on Security Assessment of Cross-Border Transfer of Data was released by the CAC, which became effective on September 1, 2022, stipulating that before cross-border data transfer under certain circumstances, data processors shall make self-assessment of the risks, and shall apply for security assessment. These laws and regulations require, among others, that the personal information and important data generated and collected during the operations in the PRC should be stored within the PRC unless, prior to the intended data transfer, certain specified criteria have been satisfied, such as a completed official security assessment carried out by the PRC government authorities.

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

According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC (i) with respect to its initial public offering and listing within three business days, after its initial filing of the listing application to the regulator in the place of the intended listing, (ii) with respect to its follow-on offering within three business days after completion of the follow-on offering, (iii) with respect to its follow-on offering for purpose of acquiring specific assets, within three business days after the first public announcement of the transaction, and (iv) with respect to listing by means of reverse takeover, share swap, acquisition and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as the case may be. Non-compliance with the Draft Administration Measures or an overseas listing completed in breach of Draft Administration Measures may result in a warning on the relevant domestic companies or a fine of 1-10 million RMB on them. If the circumstances are serious, they may be ordered to suspend their business or suspend their business pending rectification, or their permits or businesses license may be revoked. Furthermore, the controlling shareholder, actual controllers, directors, supervisors, and other legally appointed persons of the domestic enterprises may be warned, or fined between 500,000 - 5 million RMB either individually or collectively.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that the domestic companies that have already been listed overseas on or before the effective date of the Overseas Listing Trial Measures (i.e., March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved.

According to the Overseas Listing Trial Measures, an overseas listed company shall file with the CSRC within three business days after the completion of its subsequent securities offering on the same market, and an overseas listed company shall file with the CSRC within three business days after its application of offering and listing on a different market. If an overseas listed company purchases PRC domestic assets through a single or multiple acquisitions, share swaps, shares transfers or other means, and such purchase constitutes direct or indirect listing of PRC domestic assets, a filing with the CSRC is also required. In addition, an overseas listed company is required to report to the CSRC the occurrence of any of the following material events within three business days after the occurrence and announcement thereof: (i) a change of control of the listed company; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the listed company; (iii) a change of listing status or transfer of listing segment; and (iv) the voluntary or mandatory delisting of the listed company. If there is any material change of the principal business of the listed company after the overseas offering and listing so that the listed company is no longer required to file with the CSRC, it shall file a specific report and a legal opinion issued by a domestic law firm to the CSRC within three business days after the occurrence hereof.

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

To comply with these laws and regulations, we require our users to accept the user terms or service agreement for registration with, and use of, our websites, whereby they agree to comply with the applicable PRC laws and regulations in using our websites, and we also maintain constant surveillance and monitoring on the information posted on our websites. However, the measures we take may not be adequate to ensure that all the information posted on our websites are in compliance with these laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks related to Our Business—We are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects”.

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

On December 8, 2022, the MIIT issued the Measures for Data Security Administration in the Industry and Information Technology Field (Trial Implementation) which became effective on January 1, 2023, or the Data Security Measures. In accordance with the Data Security Measures, the industrial and telecommunication data processors shall classify data firstly based on the data’s category and then based on its security level on a regular basis, to classify and identify data based on the industry requirements, business needs, data sources and purposes and other factors, and to make a data classification list. In addition, the industrial and telecommunication data processors shall establish and improve a sound data classification management system, file the important data and core data catalog with the local industry regulatory department, and implement the protection with the highest level of requirement if different levels of data are processed at the same time and it is difficult to take separate protective measures. The Data Security Measures also impose certain obligations on industrial and telecommunication data processors in relation to, among others, implementation of data security work system, administration of key management, data collection, data storage, data usage, data transmission, provision of data, publicity of data, data destruction, safety audit and emergency plans, etc.

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

In November 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which took effect on June 1, 2017. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. On September 12, 2022, the CAC proposed a series of draft amendments to the PRC Cybersecurity Law, which impose more stringent legal liabilities for certain violations. Such draft amendments were released for soliciting public comments and its final form, interpretation and implementation remain substantially uncertain. On August 20, 2021, the Standing Committee of the National Peoples’ Congress promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection.

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

On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment. The Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. We cannot predict the impact of the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange and Hong Kong Exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. In addition, if a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

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

On July 12, 2021, the MIIT and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products, or the Provisions. The Provisions state that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offences shall not provide technical support, advertising, payment settlement and other assistance to the relevant offenders. According to the Provisions, network product providers, network operators, and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. The Provisions also ban provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.

On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer, or the Security Assessment Measures, which came into effect on September 1, 2022. Pursuant to the Security Assessment Measures, a data processor shall apply to competent authorities for security assessment prior to transferring any data abroad if the transfer involves (i) important data; (ii) personal information transferred overseas by a CIIO and a data processor that has processed personal information of more than one million individuals; (iii) personal information transferred overseas by a data processor who has already provided personal information of 100,000 persons or sensitive personal information of 100,000 persons overseas since January 1 of the previous year; or (iv) other circumstances as requested by the CAC. Furthermore, on August 31, 2022, the CAC promulgated the Guidelines for filing the Outbound Data Transfer Security Assessment (Version 1), which provides that acts of outbound data transfer include (i) overseas transmission and storage by data processors of data generated during PRC domestic operations; (ii) the access to, use, download or export of the data collected and generated by data processors and stored in the PRC by overseas institutions, organizations or individuals; and (iii) other acts as specified by the CAC. As of the date of this annual report, we do not transfer any users’ personal information or important data outside of China.

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

Regulations on Anti-Monopoly Matters related to Internet Platform Companies

The PRC Anti-monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect of eliminating or restricting competition. On June 24, 2022, the Standing Committee of the National People’s Congress amended the Anti-Monopoly Law, which became effective on August 1, 2022, which stipulates that the fines for illegal concentration of business operators has been increased to “no more than ten percent of its preceding year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition.” The amended Anti-monopoly Law also stipulates that the relevant authority has the right to investigate transaction where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold.

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

On February 25, 2023, SAMR issued the Measures for the Administration of Internet Advertising which will come into effect on May 1, 2023. The Measures for the Administration of Internet Advertising requires that advertisers shall be responsible for the authenticity and legality of the content of Internet advertisements. In addition, the Measures for the Administration of Internet Advertising also requires that operators and publishers of Internet advertisements comply with the following provisions: (i) establish and improve the Internet advertising business to undertake registration, audit, file management system in accordance with relevant state regulations; (ii) review, check and register the advertiser's name, address, effective contact information and other information, record and save the relevant electronic data of advertising activities, establish registration files and verify and update them regularly. The storage time of relevant files shall not be less than three years from the date of termination of advertising release; (iii) check the relevant advertising supporting documents and verify the advertising contents. For advertisements with inconsistent contents, no administrative license where required, or lacking other supporting documents, Internet advertising operators shall not provide design, production and agency services, and Internet advertising publishers shall not publish them; (iv) be equipped with advertising reviewers who are familiar with advertising laws and regulations, and if conditions permit, to set up a special agency to be responsible for reviewing Internet advertisements; (v) participate in statistical surveys of the advertising industry in accordance with the law, and provide statistical data in a true, accurate, complete and timely manner.

Regulations relating to Real Estate Brokerage Business

The principal regulations governing the real estate brokerage business in China include the Law on Administration of the Urban Real Estate issued by the Standing Committee of National People’s Congress in July 1994 and was latest revised in August 2019, and the Administrative Measures for Real Estate Brokerage issued in January 2011 and amended in March 2016. Pursuant to these laws, a company must register with local offices of the SAMR in each locality where it does business in order to operate real estate brokerage business. In addition, a real estate brokerage company and its branches shall file with the local real estate administrative authority within 30 days after it obtains the business license.

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

We mainly use the VIEs and their subsidiaries to provide support for our e-commerce business. Each subsidiary of the VIEs engaged in real estate agency and brokerage business has obtained and maintained a business license with such business scope, and 32 of our PRC operating entities have completed the filing with the competent local real estate administrative authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to obtain the approvals or complete the filings required for our real estate agency and brokerage business in China may limit our ability to provide real estate agency and brokerage services or establish new PRC operating entities”.

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

After receiving a trademark registration application, the PRC Trademark Office will make a public announcement with respect to the proposed trademark registration application if the relevant trademark passes the preliminary examination. Any person may, within three months after such public announcement, object to such trademark application. The PRC Trademark Office will then decide who is entitled to the trademark registration, and its decisions may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no objection is filed within three months after the public announcement period or if the objection has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked. As of March 31, 2023, we owned or licensed 333 registered trademarks in China, and had 29 trademark applications in various industry categories pending with the China Trademark Office.

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

As an offshore holding company with PRC subsidiaries, Leju may (i) make additional capital contributions to its PRC subsidiaries; (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries; (iii) make loans to its PRC subsidiaries or consolidated variable interest entities; or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals, such as:

●	capital contributions to our PRC subsidiaries that operate in the industries that fall within the restricted category for foreign investment must be approved by the MOC or its local counterparts;
●	loans by us to our PRC subsidiaries cannot exceed the statutory limit which is the difference between the amount of total investment and the amount of registered capital of such subsidiaries as approved by the MOC or its local counterpart or the limit calculated by the approach set forth in the Notice of Matters Concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing issued by the People’s Bank of China in January 2017, and must be registered with SAFE or its local branches; and
●	loans by us to the variable interest entities must be filed with the National Development and Reform Commission and must also be registered with SAFE or its local branches.

Under SAFE Circular 19, effective June 2015, a foreign-invested enterprise may choose to convert its registered capital from foreign currency to Renminbi on a self-discretionary basis, and the Renminbi capital converted can be used for equity investments within China, which will be regarded as the reinvestment of foreign-invested enterprise. In addition, SAFE Circular 19 prohibits a foreign-invested enterprise from using Renminbi funds converted from its foreign currency registered capital to provide entrustment loans or repay loans borrowed from nonfinancial enterprises. Violation of these circulars could result in severe penalties, including heavy fines. These circulars may limit our ability to transfer funds to the variable interest entities and the subsidiaries of our wholly foreign-owned subsidiaries in China, and we may not be able to convert foreign currency-denominated funds into Renminbi to invest in or acquire any other PRC companies, or establish other consolidated variable interest entities in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries”.

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

C.Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and variable interest entities as of the date of this annual report:

Notes:

(1)	Omnigold Holdings Ltd. is currently 84% owned by Branco Overseas Ltd., 10% owned by Lead Spriti Management Ltd and 6% owned by Cando Management Limited. Lead Spriti Management Ltd is wholly owned by an independent third party. Cando Management Limited is wholly owned by an employee of our company.

(2)	Beijing Yisheng Leju Information Services Co., Ltd., or Beijing Leju, is a variable interest entity established in China in 2008 and is currently 80% owned by Mr. Xudong Zhu and 20% owned by Mr. Yinyu He, and each of Shanghai Leju Hao Fang Information Service Co., Ltd., or Leju Hao Fang and Beijing Jiajujiu E-Commerce Co., Ltd., or Beijing Jiajujiu is a variable interest entity established in China in 2011 and is currently 70% owned by Mr. Yinyu He and 30% owned by Mr. Weijie Ma. Through a series of contractual arrangements, Beijing Leju, Leju Hao Fang and Beijing Jiajujiu are considered the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements under the U.S. GAAP for accounting purposes. Neither Leju nor its investors has an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the variable interest entities, and the contractual arrangements are not equivalent to an equity ownership in the business of the variable interest entities. See more information below in this section. The registered business scope of each of Shanghai Yi Yue, Leju IT, Shanghai SINA Leju, Shanghai Fangxin and Beijing Maiteng contains the business of development of computer software, which falls in the encouraged category for foreign investment in the currently effective Foreign Investment Industrial Guidance Catalogue. The registered business scope of the VIEs and their subsidiaries which are engaged in real estate agency and brokerage business contain the business of real estate brokerage service, which was removed from the restricted category for foreign investment in the Foreign Investment Industrial Guidance Catalogue. Therefore, the business of real estate brokerage service now fall in the permitted category for foreign investment under PRC law, along with the other businesses listed in the registered business scope of each of Shanghai Yi Yue, Leju IT, Shanghai SINA Leju, Shanghai Fangxin, Beijing Maiteng, and all its subsidiaries, which are not listed in the new Foreign Investment Industrial Guidance Catalogue. City Rehouse, Shanghai Leju Hao Fang, Beijing Leju and Beijing Jiajujiu, wholly owned 9, 3, 64 and 2 subsidiaries, respectively.

PRC laws and regulations currently prohibit foreign investors from holding more than 50% of a foreign-invested telecommunications enterprise that provides commercial internet information services, which are one type of value-added telecommunications services. Because of such restriction, our internet information services are conducted through consolidated variable interest entities in China, namely Beijing Leju, Leju Hao Fang and Beijing Jiajujiu, or the variable interest entities.

We have entered into, through our PRC subsidiaries, Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng, a series of contractual arrangements with Beijing Leju, Leju Hao Fang, Beijing Jiajujiu and their respective shareholders. These contractual arrangements enable us to (i) direct the activities that most significantly affect the economic performance of Beijing Leju, Leju Hao Fang, Beijing Jiajujiu and their subsidiaries and branches; (ii) receive substantially all of the economic benefits from the three consolidated variable interest entities and their subsidiaries in consideration for the services provided by our PRC subsidiaries; and (iii) have an exclusive option to purchase all or part of the equity interests in the variable interest entities, when and to the extent permitted by PRC law, or request any existing shareholder of the variable interest entities to transfer all or part of the equity interest in the variable interest entities to another PRC person or entity designated by us at any time in our discretion.

As a result of these contractual arrangements, we, through our PRC subsidiaries, have become the primary beneficiary of these PRC entities and account for them as variable interest entities, and consolidate the financial results of these entities into our financial statements in accordance with U.S. GAAP. Substantially all of our revenues are derived from the variable interest entities and we rely on dividends and service fees paid to us by our PRC subsidiaries and the variable interest entities in China. Entities apart from the variable interest entities contributed in aggregate 0.1%, 0.1% and 0.0% of our total net revenues in 2020, 2021 and 2022, respectively. Our operations not conducted through contractual arrangements with the variable interest entities primarily consist of outsourcing arrangements business, support services for online advertising business and agency services included with our e-commerce business. In 2020, 2021 and 2022, the total amount of service fees that our PRC subsidiaries received from the variable interest entities under all the service agreements between our PRC subsidiaries and consolidated variable interest entities was $20.1 million, $17.5 million and $29.8 million, respectively. As of December 31, 2022, the amount of service fees payable to us by the variable interest entities was $20.2 million.

In November 2020, the contractual arrangements with Beijing Leju, Leju Hao Fang and Beijing Jiajujiu were amended and restated by new sets of VIE contractual arrangements, more details of which are summarized below.

The following is a summary of the currently effective contractual arrangements relating to the variable interest entities:

Agreements that Provide Us with Effective Control over the variable interest entities

Exclusive Call Option Agreement. Our wholly owned indirect subsidiary, Shanghai SINA Leju, has entered into an exclusive option agreement with the variable interest entity, Beijing Leju, and its shareholders. Our wholly owned indirect subsidiary, Shanghai Yi Yue, has entered into an exclusive call option agreement with the variable interest entity, Leju Hao Fang, and its shareholders. Our PRC subsidiary, Beijing Maiteng, has entered into an exclusive option agreement with the variable interest entity, Beijing Jiajujiu, and its shareholders. In each case, under the exclusive call option agreement each PRC subsidiary of our Company has the rights to require shareholders of the applicable variable interest entity to transfer any or all their equity interests in the applicable variable interest entity to the respective PRC subsidiary of our Company and/or a third party designated by it, in whole or in part at any time and from time to time, for considerations equivalent to the respectively outstanding loans owed to applicable shareholders of the variable interest entity (or part of the loan amounts in proportion to the equity interests being transferred) or, if applicable, for a nominal price, unless the relevant government authorities or the China laws request that another amount be used as the purchase price, in which case the purchase price shall be the lowest amount under such request. Each exclusive call option agreement shall remain effective unless terminated in the event that the entire equity interests held by shareholders in the applicable variable interest entity have been transferred to the applicable PRC subsidiary of our Company or their appointee(s).

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

Powers of Attorney. Our wholly owned indirect subsidiary, Shanghai SINA Leju, has entered into a powers of attorney with the variable interest entity, Beijing Leju, and its shareholders. Our wholly owned indirect subsidiary, Shanghai Yi Yue, has entered into a powers of attorney with the variable interest entity, Leju Hao Fang, and its shareholders. Our PRC subsidiary, Beijing Maiteng, has entered into a powers of attorney with the variable interest entity, Beijing Jiajujiu, and its shareholders.

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

Equity Pledge Agreement. Our wholly owned indirect subsidiary, Shanghai SINA Leju, has entered into an equity pledge agreement with the variable interest entity, Beijing Leju, and its shareholders. Our wholly owned indirect subsidiary, Shanghai Yi Yue, has entered into an equity pledge agreement with the variable interest entity, Leju Hao Fang, and its shareholders. Our PRC subsidiary, Beijing Maiteng, has entered into an equity pledge agreement with the variable interest entity, Beijing Jiajujiu, and its shareholders. Under each such equity pledge agreement, shareholders of each variable interest entity agreed to pledge all their respective equity interests in the applicable variable interest entity that they own, including any interest or dividend paid for the shares, to the applicable PRC subsidiary of our Company as a security interest to guarantee the performance of the contractual obligations and the payment of outstanding debts. The pledge in respect of the applicable variable interest entity takes effect upon the completion of registration with the relevant administration for industry and commerce and shall remain valid until after all the contractual obligations of the applicable variable interest entity and its shareholders under the relevant contractual arrangements have been fully performed and all the outstanding debts of the applicable variable interest entity and its shareholders under the relevant contractual arrangements have been fully paid.

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

Agreements that Transfer Economic Benefits of the variable interest entities to Us

Exclusive Business Cooperation Agreement. Our wholly owned indirect subsidiary, Shanghai SINA Leju, has entered into an exclusive business cooperation agreement with the variable interest entity, Beijing Leju. Our wholly owned indirect subsidiary, Shanghai Yi Yue, has entered into an exclusive business cooperation agreement with the variable interest entity, Leju Hao Fang. Our PRC subsidiary, Beijing Maiteng, has entered into an exclusive business cooperation agreement with the variable interest entity, Beijing Jiajujiu.

Pursuant to each such exclusive business cooperation agreement the applicable PRC subsidiary of our Company provides the applicable variable interest entity with a series of technical support, consultation and other services, the services fee shall consist of 100% of the total consolidated profit of the applicable variable interest entity after the deduction of any accumulated deficit of the variable interest entities in respect of the preceding financial year(s), operating costs, expenses, taxes and other statutory contributions. Notwithstanding the foregoing, each PRC subsidiary of our Company may adjust the scope and amount of services fees according to China tax law and tax practices, and the applicable variable interest entity will accept such adjustments. The PRC subsidiary of our Company shall calculate the service fee on a monthly basis and issue a corresponding invoice to the applicable variable interest entity. Notwithstanding the payment arrangements in each exclusive business cooperation agreements, the PRC subsidiary of our Company may adjust the payment time and payment method, and the applicable variable interest entity will accept any such adjustment.

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

D.Property, Plants and Equipment

Our principal executive offices are located at Level G of Building G, Building H and Building J, No.8 Dongfeng South Road, with approximately 11,200 square meters of office space. As of March 31, 2023, we leased properties with an aggregate gross floor area of approximately 24,000 square meters for our 41 local offices across China and at our Hong Kong office. Our leased properties mainly consist of office premises, a portion of which are leased from related parties. We believe our existing leased premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

ITEM 4B. UNRESOLVED STAFF COMMENT

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

A.Operating Results

Overview

We are a leading O2O real estate services provider in China. We offer real estate e-commerce, online advertising and online listing services through our online platform, which comprises local websites covering 400 cities, various mobile applications and Weixin mini programs. We integrate our online platform with complementary offline services to facilitate residential property transactions. In addition to our own websites, we also operate various real estate and home furnishing websites of SINA.

E-Commerce. We offer e-commerce services primarily in connection with new residential property sales. Our O2O services for new residential properties include (i) selling discount coupons and facilitating online property viewing, physical property visits and pre-sale customer support, and (ii) issuing commission coupons and providing an information platform to individual brokers on which they can refer potential individual property buyers to real estate developers with whom we work to earn commission for the successful referrals. For discount coupon business, we earn revenue from the sale of discount coupons used for property purchases. For commission coupon business, we earn the commission from the developer for the successful referrals. Our revenues from e-commerce services in 2020, 2021 and 2022 were $547.9 million, $411.1 million and $278.5 million, respectively, representing 76.2%, 77.0% and 81.1%, respectively, of our total revenues for those periods. The E-commerce revenue of discount coupons was $547.9 million, $411.1 million, and $183.0 million for the years ended December 31, 2020, 2021 and 2022, respectively. The revenue from commission coupon business was nil, nil, and $95.5 million for the years ended December 31, 2020, 2021 and 2022, respectively.

Online Advertising. We currently sell advertising primarily on the SINA new residential properties and home furnishing websites, which are operated by us. In addition, we are the exclusive advertising agent for the SINA home page and non-real estate websites with respect to advertising sold to advertisers, including real estate developers and home furnishing suppliers. We also sell advertising on our contractor platform website and on various mobile applications. Our revenues from online advertising services in 2020, 2021 and 2022 were $170.8 million, $122.5 million and $64.7 million, respectively, representing 23.7%, 22.9% and 18.9%, respectively, of our total revenues for those periods.

Listing. We offer fee-based online property listing services to real estate agents and free services to individual property sellers. We currently operate the SINA real estate websites for listings of existing residential properties for sale or lease. Our revenues from listing services in 2020, 2021 and 2022 were $0.8 million, $0.5 million and $11,274, respectively.

We generated total revenues of $719.5 million, $534.1 million and $343.2 million in 2020, 2021 and 2022, respectively. We incurred net income of $21.0 million and net loss of $149.9 million and $89.7 million in 2020, 2021 and 2022, respectively.

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

The COVID-19 pandemic has adversely affected our business operations and financial conditions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The COVID-19 pandemic has had and may continue to have a material adverse impact on our business, operating results and financial condition.”

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

The PRC internet industry

We are an internet company and a majority of our revenue is generated from our e-commerce and online advertising services provided on our websites. Therefore, our results of operations are heavily dependent on the continued development of China’s internet industry. The internet has emerged as an increasingly attractive and cost-effective advertising channel in China. However, the internet industry in China is heavily regulated. PRC laws, rules and regulations cover virtually every aspect of the internet industry, including entry into the industry, the scope of permissible business activities and foreign investment. Furthermore, the PRC government levies business taxes, value-added taxes, surcharges and cultural construction fees on advertising-related sales in China, such as sales of our e-commerce, online advertising, listing and other value-added services. In addition, because one of our PRC subsidiaries currently qualifies as “high and new technology enterprises,” it enjoys favorable statutory tax rate from the relevant PRC tax authorities or under local governmental policies. The imposition of new laws and regulations, or changes to current laws and regulations, could have a material impact on our business, financial condition and results of operations.

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

Our ability to expand into new geographic areas in China

A significant portion of our revenues is concentrated in China’s major urban centers. We expect them to continue to represent a significant portion of our revenues in the near term. We also may expand into new geographic areas and sectors and increase our market share in areas and sectors where we currently operate. As of December 31, 2022, we had established real estate-related content, search services, marketing and listing coverage of 400 cities across China. Our ability to succeed in newly penetrated cities and cities where we intend to increase our presence will have a substantial impact on our results of operations, and we may incur significant additional operating expenses, including hiring new sales and other personnel, in order to expand our operations.

Selected Statement of Operations Items

Revenues

E-commerce of discount coupons. We offer individual property buyers discount coupons that enable them to purchase specified properties from real estate developers at discounts greater than the face value of the fees charged by us. Discount coupons are collected initially upfront from the property buyers and are refundable at any time before they are used to purchase the specified properties. As such, these fees are recorded as advance from customers in our consolidated balance sheets. In this context, we determine our customers to be individual property buyers and have identified one single performance obligation to be the sale of discount coupons. We determine the sale of discount coupons to be satisfied at a point in time only when confirmation letters are obtained from our customers or developers that prove the use of the coupons. The transaction price is the discount coupon fees charged by us which is fixed in the contract with individual property buyers. The E-commerce revenue of discount coupons was $547.9 million, $411.1 million and $183.0 million for the years ended December 31, 2020, 2021 and 2022, respectively.

E-commerce of commission coupons. We issue commission coupons and provide an information platform to individual brokers on which they can refer potential individual property buyers to real estate developers with whom we work to earn commissions. As long as the potential buyers who were referred by individual brokers completes a specific transaction with the real estate developer, the individual brokers would redeem the commission coupons for the successful referrals, and we could earn the commission from the developer for the successful referrals. In this case, we have identified our clients as real estate developers and have identified a single performance obligation to provide the developer with successful referrals of the property purchases. We will recognize service revenue at a certain point in time when the obligations were fulfilled which were confirmed by real estate developers. Any commissions and other payments received in advance will be deferred until the obligations are fulfilled. The transaction price is the commission charged by us and is fixed in the confirmation letter. We will pay commissions for the individual brokers’ successful referrals only after the redemption of the commission coupons and the confirmation of the successful referrals of properties from real estate developers. We have the discretion to determine the amount of commission paid for the individual brokers’ successful referrals. The revenue from commission coupon business was nil, nil and $95.5 million for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Marketing and advertising expenses consist primarily of targeted online and offline marketing costs for promoting our e-commerce projects and our own brand building, such as Leju property visit, sponsored marketing campaigns, online or print advertising, public relations and sponsored events. We expense all marketing advertising costs as incurred and record these costs under the item of selling, general and administrative expenses in the consolidated statements of operations when incurred. Our direct marketing activities are intended to attract subscribers for online advertising and potential property buyers to purchase the discount coupon.

Commissions in relation to the commission coupon business are the fee paid for individual brokers’ successful referrals, upon the redemption of the commission coupons and confirmation from the real estate developer. We expense all real estate agent commissions as incurred and record these costs under the item of selling, general and administrative expenses in the consolidated statements of operations when incurred. Any fee from the redemption of the commission coupons would be netted with the commissions for individual brokers’ successful referrals on the consolidated statements of operations.

Share-based compensation expenses

In November 2013, we adopted a share incentive plan, or the Leju Plan, which allows us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of shares that may be issued pursuant to all awards under the Leju Plan, or the Leju Award Pool, is 10,434,783 ordinary shares initially, and shall be increased automatically by 5% of the then total outstanding shares on an as-converted fully diluted basis on each of the third, sixth and ninth anniversaries of the effective date of the Leju Plan. On December 1, 2016 the Leju Award Pool was automatically increased by 7,553,422 ordinary shares. On December 1, 2019, the Leju Award Pool was automatically increased by 7,833,224 ordinary shares. On December 1, 2022, the Leju Award Pool was automatically increased by 8,020,119 ordinary shares. Accordingly, the size of the Leju Award Pool is currently 33,841,548 ordinary shares.

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

As of March 31, 2023, the aggregate number of our ordinary shares underlying outstanding options granted under the Leju Plan is 14,510,147, and 266,668 restricted shares granted under the Leju Plan are outstanding.

In 2022, we recorded compensation expenses of $1.8 million for the options and restricted shares granted to our employees and directors under the Leju Plan, and nil in dividends to E-House for the options and restricted shares granted to employees and directors of E-House under the Leju Plan. As of December 31, 2022, we had $2.4 million of total unrecognized compensation expenses related to unvested share options and restricted shares granted under the Leju Plan, which we expect to be recognize over a weighted-average period of 1.31 years.

Other operating income

Our other operating income primarily relates to cash subsidies received by our subsidiaries in China from local governments to encourage us to operate in certain local districts.

Interest income, net

We earn interest income primarily from bank deposits and interest income recognized relating to the financing component of the transaction price of the services delivered, net of the interest expenses related to borrowings.

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

All dividends, interest, rents, royalties, compensation and other amounts paid by our subsidiaries incorporated in the British Virgin Islands, or the BVI, to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of our company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

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

Shanghai SINA Leju was granted the high and new technology enterprise (“HNTE”) status. Shanghai SINA Leju renewed its qualification of “high and new technology enterprise” in 2018 and 2021, and is entitled to enjoy a favorable statutory tax rate of 15% from 2018 through 2023.

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

Under the EIT Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the EIT Law, “de facto management bodies” are defined as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. We cannot assure you that we will not be deemed to be a PRC resident enterprise under the EIT Law and be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. See “Item 3. Key Information—D. Risk Factor—Risks Related to Doing Business in China—Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes or we may be subject to PRC taxation on our worldwide income, and dividends distributed to our investors may be subject to PRC withholding taxes under the EIT Law and our investors may be subject to PRC withholding tax on the transfer of our ordinary shares or ADSs.”

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

	Year Ended December 31,
	2020	2021	2022

	(in thousands of $, except share and per share data)
Revenues:
E-commerce	547,895	411,097	278,464
Online advertising	170,783	122,522	64,707
Listing	848	498	11
Total net revenues	719,526	534,117	343,182
Cost of revenues	(73,762)	(55,801)	(30,604)
Selling, general and administrative expenses	(622,026)	(645,623)	(418,501)
Other operating income	381	560	298
Income (loss) from operations	24,119	(166,747)	(105,625)
Interest income, net	7,268	3,130	2,335
Other income (loss), net	300	209	1,496
Income (loss) before income taxes and loss from equity in affiliates	31,687	(163,408)	(101,794)
Income tax (expenses) benefits	(10,665)	13,498	12,120
Income (loss) before loss from equity in affiliates	21,022	(149,910)	(89,674)
Loss from equity in affiliates	(24)	(14)	(17)
Net income (loss)	20,998	(149,924)	(89,691)
Less: Net income (loss) attributable to non-controlling interest	1,696	1,010	(23)
Net income (loss) attributable to Leju Holdings Limited shareholders	19,302	(150,934)	(89,668)
Income (loss) per ADS:
Basic	1.42	(11.05)	(6.54)
Diluted	1.40	(11.05)	(6.54)
Weighted average numbers of ADSs used in computation:
Basic	13,607,079	13,665,216	13,704,238
Diluted	13,756,457	13,665,216	13,704,238

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Total revenues. China’s real estate industry experienced a steep downturn since the second half of 2021 and many real estate developers faced severe operational challenges. The downturn had a direct and negative impact on our online advertising and e-commerce businesses. Due to the continuous decline of the real estate industry, the recoverable amount and time of some customers’ transaction consideration cannot be reasonably expected. Since January 1, 2022, Leju has not recognized the revenue from such customers until the actual receipt of the transaction consideration. Total revenues decreased by 36% to $343.2 million in 2022 from $534.1 million in 2021, primarily due to a decrease in revenues from e-commerce services and online advertising services. E-commerce revenues decreased by 32% to $278.5 million in 2022 from $411.1 million in 2021, primarily due to a decrease in revenue from discount coupons, partially offset by the revenue from commission coupon business commenced from the second half of 2022. The E-commerce revenue of discount coupons decreased by 55% to $183.0 million in 2022 from $411.1 million in 2021. The E-commerce revenue from the commission coupon business from the real estate developers was $95.5 million in 2022. Online advertising revenues decreased by 47% to $64.7 million in 2022 from $122.5 million in 2021, primarily due to a decrease in property developers’ demand for online advertising

Cost of revenues. Cost of revenues decreased by 45% to $30.6 million in 2022 from $55.8 million in 2021, primarily due to decreased cost of advertising resources purchased from media platforms, and decreased editorial personnel related costs.

Selling, general and administrative expenses. Selling, general and administrative expenses decreased by 35% to $418.5 million in 2022 from $645.6 million in 2021, primarily due to the $97.5 million decrease in the bad debt provision, and decreased marketing expenses related to our e-commerce business, partially offset by increased commission paid for the individual brokers’ successful referrals in connection with the commission coupon business. The bad debt provision recorded in 2021 was mainly attributable to the recognition of additional loss allowance on expected credit loss of the Company’s outstanding online advertising related receivables from certain customers, whose credit quality worsened.

Other operating income. Other operating income was $0.3 million in 2022, compared to $0.6 million in 2021, due to decreased cash subsidies received from local governments.

Loss from operations. As a result of the foregoing, we generated $105.6 million of loss from operation in 2022, compared to $166.7 million of loss in 2021.

Interest income, net. Interest income was $2.3 million in 2022 compared to $3.1 million in 2021, mainly due to the increased interest expense recognized relating to the short-term borrowings which was netted with the interest income.

Other income, net. We had other net income of $1.5 million in 2022, compared to $0.2 million in 2021, mainly due to the foreign exchange gain of $1.2 million in 2022.

Income tax benefits. Income tax benefits were $12.1 million and $13.5 million in 2022 and 2021, respectively, due to the loss before taxes and equity in affiliates for the two years.

Net loss. We generated net loss of $89.7 in 2022 compared to $149.9 million in 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Total revenues. Total revenues decreased by 26% to $534.1 million in 2021 from $719.5 million in 2020, primarily due to a decrease in revenues from e-commerce services and online advertising services. E-commerce revenues decreased by 25% to $411.1 million in 2021 from $547.9 million in 2020, primarily due to a decrease in the number of discount coupons redeemed. We sold a total of 162,196 discount coupons in 2021, 138,230 of which were redeemed. Online advertising revenues decreased by 28% to $122.5 million in 2021 from $170.8 million in 2020, primarily due to a decrease in property developers’ demand for online advertising. Listing revenues decreased by 41% to $0.5 million in 2021 from $0.8 million in 2020, primarily due to a decrease in secondary real estate brokers’ demand as China’s real estate industry experienced a steep downturn since the second half of 2021 and many real estate developers faced severe operational challenges.

Cost of revenues. Cost of revenues decreased by 24% to $55.8 million in 2021 from $73.8 million in 2020, primarily due to decreased cost of advertising resources purchased from media platforms as China’s real estate industry experienced a steep downturn since the second half of 2021 and many real estate developers faced severe operational challenges.

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

China’s real estate industry experienced a steep downturn since the second half of 2021 and many real estate developers faced severe operational challenges. This had a direct and negative impact on our online advertising and e-commerce businesses. Due to the continuous decline of the real estate industry, the recoverable amount and time of some customers’ transaction consideration cannot be reasonably expected. Since January 1, 2022, we have not recognized the revenue from such customers until the actual receipt of the transaction consideration.

E-commerce of discount coupons

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

E-commerce of commission coupons

We issue commission coupons and provide an information platform to individual brokers on which they can refer potential individual property buyers to real estate developers with whom we work to earn commission. As long as the potential buyer who is referred by individual broker completes a specific transaction with the real estate developer, the individual broker would redeem the commission coupon for the successful referral, we could earn the commission from the developer for the successful referral. In this case, we have identified our clients as real estate developers and have identified a single performance obligation to provide the developer with successful referrals of the property purchases. We will recognize service revenue at a certain point in time when the obligations were fulfilled which were confirmed by real estate developers. Any commissions and other payments received in advance will be deferred until the obligations are fulfilled. The transaction price is the commission charged by us and is fixed in the confirmation letter. We will pay commissions for the individual brokers’ successful referrals only after the redemption of the commission coupons and the confirmation of the successful referrals of properties from real estate developers. We have the discretion to determine the amount of commission paid for the individual brokers’ successful referrals.

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

Contract balances

We do not have unconditional right to the consideration for advertising or listing services until all promises have been fulfilled and therefore initially records a contract asset when recognizing revenue. Upon fulfillment of all advertising or listing services, contract assets will be reclassified as a receivable. Contract assets recognized were $1.4 million and nil for the years ended December 31, 2021 and 2022, respectively.

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

Financing Component

In determining the transaction price, we adjust the promised amount of consideration to determine the cash selling price of the service to be delivered and reflect the time value of money if the contract has a significant financing component. As a result of the adjustment to the transaction price, we recognized interest income amounting to $4.5 million, nil and nil for the years ended December 31,2020, 2021 and 2022, respectively.

Variable Interest Entities

PRC laws and regulations currently restrict foreign entities without the required operating track record from investing in companies that provide internet content and advertising services in China. Since we have not been involved in internet information services or advertising services outside China to satisfy the track record requirement, to comply with the PRC laws and regulations, we conduct substantially all of our online advertising and e-commerce business through Beijing Leju, Leju Hao Fang and Beijing Jiajujiu, the variable interest entities, and their subsidiaries and branches. We have, through three of our subsidiaries in China, entered into contractual arrangements with Beijing Leju, Leju Hao Fang, Beijing Jiajujiu and their shareholders such that Beijing Leju, Leju Hao Fang and Beijing Jiajujiu are considered variable interest entities for which we are considered their primary beneficiary. We believe we have substantive kick-out rights pursuant to the terms of the exclusive call option agreements, which give us the power to control the shareholders of these consolidated variable interest entities. More specifically, we believe that the terms of the exclusive call option agreements are currently exercisable and legally enforceable under PRC laws and regulations. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for us to exercise our rights under the exclusive call option agreements. Under our shareholder voting rights proxy agreements with the variable interest entities and their shareholders, each of the shareholders of the variable interest entities irrevocably grants any person designated by us the power to exercise all voting rights to which he is entitled to as shareholder of the variable interest entities at that time. Therefore, we believe this gives us the power to direct the activities that most significantly impact the variable interest entities’ economic performance. We believe that our ability to exercise effective control, together with the exclusive technical support agreements and the equity pledge agreements, give us the rights to receive substantially all of the economic benefits from the variable interest entities in consideration for the services provided by our subsidiaries in China. Accordingly, as the primary beneficiary of the variable interest entities and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements.

In 2020, 2021 and 2022, entities apart from the variable interest entities contributed in aggregate 0.1%, 0.1% and 0.0%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with the variable interest entities primarily consist of outsourcing arrangements business, support services for online advertising business and agency services included with our e-commerce business. The following tables set forth our revenues, cost of revenues and net income for the variable interest entities and other group entities which are not the variable interest entities for the years indicated, after elimination of inter-company transactions:

	2022
	Variable interest entities	Other entities	Total

	(in thousands of $)
Total revenues	343,171	11	343,182
Cost of revenues	(24,394)	(6,210)	(30,604)
Net loss	(10,882)	(78,809)	(89,691)

	2021
	Variable interest entities	Other entities	Total

	(in thousands of $)
Total revenues	533,619	498	534,117
Cost of revenues	(47,730)	(8,071)	(55,801)
Net loss	(81,530)	(68,394)	(149,924)

	2020
	Variable interest entities	Other entities	Total

	(in thousands of $)
Total revenues	718,861	665	719,526
Cost of revenues	(65,613)	(8,149)	(73,762)
Net income	14,278	6,720	20,998

As of December 31, 2020, 2021 and 2022, entities apart from the variable interest entities accounted for an aggregate of 17.9%, 24.6% and 28.0%, respectively, of our total assets. The assets not associated with the variable interest entities primarily consist of cash, deferred assets and intangible assets. The total assets held by the variable interest entities and other group entities which are not the variable interest entities were $527.3 million and $114.7 million, respectively, as of December 31, 2020, $329.7 million and $107.5 million, respectively, as of December 31, 2021, and $155.5 million and $60.6 million, respectively, as of December 31, 2022. All above figures were after elimination of inter-company.

Pursuant to contractual arrangements that Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng have with the variable interest entities, the earnings and cash of the variable interest entities are used to pay service fees in Renminbi to three of our PRC subsidiaries in the manner and amount set forth in these agreements. After paying the applicable withholding taxes and making appropriations for its statutory reserve requirement, the remaining net profits of our PRC subsidiaries would be available for distribution to our offshore companies. As of December 31, 2022, the net assets of our PRC subsidiaries and the variable interest entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate $35.9 million. As an offshore holding company of its PRC subsidiaries and consolidated variable interest entities, Leju may make loans to its PRC subsidiaries and consolidated variable interest entities. Any loans to its PRC subsidiaries are subject to registrations with relevant governmental authorities in China. It may also finance its subsidiaries by means of capital contributions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries”.

Furthermore, cash transfers from our PRC subsidiaries to our offshore companies are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and the variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment”. Cash and cash equivalents (including restricted cash) held by the variable interest entities was denominated in Renminbi and amounted to RMB1,553 million ($237.9 million, based on an exchange rate of RMB6.5250 to $1.00 as of December 31, 2020), RMB1,286 million ($201.8 million, based on an exchange rate of RMB6.3757 to $1.00 as of December 31, 2021) and RMB662 million ($95.1 million, based on an exchange rate of RMB6.9646 to $1.00 as of December 31, 2022) as of December 31, 2020, 2021 and 2022, respectively.

We believe that our contractual arrangements with the variable interest entities are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and the interests of the shareholders of the variable interest entities may diverge from that of our company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the variable interest entities not to pay the service fees when required to do so.

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

Balances of the allowance for credit losses for accounts receivable and contract assets by each risk category are as follows:

	As of December 31,
	2021	2022

	(in thousands of $)
Balances of customers with good credit rating	—	—
Balances of customers with pledged credit risk	1,126	2,354
Balances of customers with high credit risk	112,183	105,189
Balances of customers with normal risk	2,066	4,306
Total	115,375	111,849

The carrying value of accounts receivable, contract assets, customer deposit, amount due from related parties and other receivables recorded in the prepayments and other current assets is reduced by an allowance to reflect the expected credit losses.

Details of the accounts receivable and contract assets from customers accounting for 10% or more of total accounts receivable and contract assets are as follows:

	As of December 31,
	2021	2022

	(in thousands of $)
Customer A
Accounts receivable, gross	96,510	88,286
Allowance for credit losses	(96,510)	(88,286)
Accounts receivable, net	—	—

Evaluation of long-lived assets

We evaluate its long-lived assets, such as fixed assets and purchased or acquired intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment: Overall (“ASC 360-10”). When these events occur, we assess the recoverability of the long-lived assets by comparing the carrying amount of the assets to future undiscounted net cash flow expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we will recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets. Impairment of long-lived assets were nil and nil as of December 31, 2021 and 2022, respectively.

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

We recognized a valuation allowance against deferred tax assets on tax loss carry-forwards of $20.9 million and $18.0 million for the years ended December 31, 2021 and 2022, respectively. We reversed a valuation allowance against deferred tax assets on tax loss carry forwards of $0.3 million for the year ended December 31, 2020.

We assess available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2022. Such objective evidence limits our ability to consider other subjective evidence such as its projections for future growth.

On the basis of this evaluation, as of December 31, 2022, a valuation allowance of $41.6 million of which $22.1 million was for bad debt provision and $19.5 million was for net operating loss carry-forwards, was recorded to reflect only the portion of the deferred tax assets that is not more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carry forwards period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

Recent Accounting Pronouncements

See “Notes to Consolidated Financial Statements for the Years Ended December 31, 2020, 2021 and 2022—2. Summary of Principal Accounting Policies-(ac) Recently issued accounting pronouncements.”

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2020	2021	2022

	(in thousands of $)
Net cash provided by (used in) operating activities	108,495	(39,889)	(107,976)
Net cash provided by (used in) investing activities	102	(318)	6
Net cash provided by financing activities	540	1,033	(52)
Net increase/(decrease) in cash and cash equivalents	126,695	(33,311)	(124,747)
Cash, cash equivalents and restricted cash at the beginning of the year	159,012	285,707	252,396
Cash, cash equivalents and restricted cash at the end of the year	285,707	252,396	127,649

Operating Activities

Net cash used in operating activities in 2022 was $108.0 million, primarily comprising net loss of $89.7 million adjusted for non-cash transactions including depreciation and amortization of $12.6 million, allowance for credit losses of $13.7 million and a $55.1 million decrease in other current liabilities and accrued expenses.

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

Investing Activities

Net cash provided by investing activities in 2022 was $6,352.

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

Financing Activities

Net cash used in financing activities in 2022 was $0.05 million, primarily comprising of $0.05 million for the interest expense related to short-term borrowings.

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

As a result, our PRC subsidiaries, consolidated variable interest entities and consolidated variable interest entities’ subsidiaries in China are restricted in their ability to transfer their net assets to us in the form of cash dividends, loans or advances. As of December 31, 2022, the amount of the restricted net assets, which represents registered capital and additional paid-in capital cumulative appropriations made to statutory reserves, was $35.9 million.

As an offshore holding company, Leju is permitted under PRC laws and regulations to provide funding from the proceeds of its offshore fund raising activities to its PRC subsidiaries only through loans or capital contributions, and to the variable interest entities only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. As a result, there is uncertainty with respect to Leju’s ability to provide prompt financial support to its PRC subsidiaries and consolidated variable interest entities when needed. Notwithstanding the foregoing, Leju’s PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to the variable interest entities either through entrustment loans from the PRC subsidiaries to the variable interest entities, or direct loans to such variable interest entities’ nominee shareholders, which would be contributed to the variable interest entities as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the variable interest entities’ share capital.

Material cash requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures and operating lease commitments.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Capital expenditures. Our capital expenditures amounted to $1.6 million, $1.1 million and $0.1 million in 2020, 2021 and 2022, respectively. In the past, our capital expenditures consisted principally of purchases of property and equipment and intangible assets used in our operations. We funded our capital expenditures primarily with cash on hand and cash generated from operating activities.

Operating lease obligations. Our operating lease obligations relate to our obligations under lease agreements with lessors of our corporate offices. As of December 31, 2022, the amount of total future lease payments under operating leases, whose weighted average remaining lease term is 4.9 years, was $23.4 million, of which $5.2 million is short-term.

Long-term debt obligations. As of December 31, 2022, there were no long-term debt obligations consisting of the principal amount and cash interests.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

C.Research and Development, Patents and Licenses, etc.

Research and Development

We believe that the continual development of our technology will be vital to maintaining our long-term competitiveness. As of December 31, 2022, we employed 241 software developers and other technology-related personnel. We have developed a technology infrastructure that is specifically used for our real estate and home related internet website services. In addition, we have also developed our proprietary mobile applications including “Leju Home Purchase” (an upgraded version of “Pocket Leju”), “Leju Er Shou Fang”, “Lai Ke” and “Leju Finance”.

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

As of March 31, 2023, we owned 152 registered copyrights, owned or licensed 333 registered trademarks in China, had 29 trademark applications in various industry categories pending with the China Trademark Office, had one patent application in China and owned or licensed 92 registered domain names.

We own the software copyrights of our mobile applications “Leju Home Purchase” (an upgraded version of “Pocket Leju”), “Leju Er Shou Fang”, “Lai Ke” and “Leju Finance”. We have registered our software copyrights of substantially all of our mobile applications.

D.Trend Information

China’s real estate industry experienced a steep downturn since the second half of 2021 and many real estate developers faced severe operational challenges. This had a direct and negative impact on our online advertising and e-commerce businesses. Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Allowance for current expected credit losses on accounts receivables and contract assets, customer deposits, other receivables recorded in prepayments and other current assets and amounts due from related parties.

We have estimated an allowance for current expected credit losses on accounts receivables, contract assets, customer deposits, other receivables recorded in prepayments and other current asset, and amounts due from related parties based on the credit risk of the respective receivables. Significant judgment is required in assessing the risk characteristics of our customers. The allowance amount has been assessed on an individual basis for customers with good credit rating (strategic type customers), with pledged credit risk (pledged type customers), with high credit risk (high risk type customers) and the remaining (normal risk type customers). For each customer, we consider historical settlement pattern, past default experience of the debtor, overall economic environment in which the debtors operate, and also the assessment of both current and future development of environment as of the date when this report issued. These procedures also included the involvement of professionals with specialized skills engaged by the Group.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xin Zhou	55	Executive Chairman
Yinyu He	48	Chief Executive Officer
Charles Chao	57	Director
Canhao Huang	65	Director
Minyi Zhang	45	Director
David Jian Sun	58	Independent Director
Min Fan	57	Independent Director
Winston Jin Li	56	Independent Director
Hongchao Zhu	63	Independent Director
Qiong Zuo	43	Chief Operating Officer
Li Yuan	42	Chief Financial Officer

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

David Jian Sun has served as our independent director since April 2014. Mr. Sun has been an executive director and the general manager of BTG Hotels (Group) Co. Ltd. (Shanghai Stock Exchange Stock Code: 600258), a tourism service company in China, since September 2016. Prior to joining BTG Hotels Group, Mr. Sun served as an executive director and the chief executive office of Home Inns Group, a leading economy hotel chain in China. Mr. Sun has served as an independent director and a member of the compensation committee of 111 Inc. (NASDAQ: YI), a leading integrated online and offline healthcare platform in China. Mr. Sun received a bachelor’s degree in management from Shanghai Medical University.

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

Hongchao Zhu has served as our independent director since March 2017. Mr. Zhu is the managing partner of Shanghai United Law Firm and has been practicing with Shanghai United Law Firm since 1986. Mr. Zhu is a guest professor of East China University of Political Science and Law and Shanghai University, and is also an arbitrator of Shanghai Arbitration Association and China International Economic Trade Arbitration Commission. Mr. Zhu currently serves as an independent director of E-House Enterprise, an independent director of Sansheng Holdings (Group) Co. Ltd., an independent director of Shanghai Bailian Group Co., Ltd., an independent director of Bright Real Estate Group Co., Limited, an independent director of Jupai Holdings Limited, a third-party wealth management service provider in China, and an independent director of Haitong Securities Co., Ltd. (SEHK: 06837; SSE: 600837), a company listed on the Hong Kong Stock Exchange and Shanghai Stock Exchange. Mr. Zhu once served as vice chairman of the All China Bar Association and chairman of the Shanghai Bar Association. Mr. Zhu received his master’s and bachelor’s degrees in law from Fudan University in China.

Qiong Zuo has served as our chief operating officer since March 2018. She previously was chief executive officer of the Innovation and Research Center of E-House, an affiliate of our controlling shareholder E-House Enterprise, from January 2015. From 2012 to 2015, Ms. Zuo served as vice president of human resources at Rastar Group, a leading culture and entertainment company listed on China’s A-share market. From 2007 to 2012, Ms. Zuo served as the deputy general manager of the southern China branch of SINA.com, a leading Internet portal in China. Ms. Zuo received a bachelor’s degree in business administration from Hubei University of Economics.

Li Yuan has served as our chief financial officer since February 2023. Ms. Yuan had served as our deputy chief financial officer since June 2017. Prior to that, she had been the head of investor relations of E-House, an affiliate of our controlling shareholder E-House Enterprise, since November 2008. Ms. Yuan received her master’s degree in business administration from Johnson & Wales University.

B.          Compensation of Directors and Executive Officers

For the year ended December 31, 2022, we paid an aggregate of approximately $0.6 million in cash to our executive officers. We paid an aggregate of approximately $0.1 million in cash to our directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

In November 2013, we adopted the Leju Plan, which allows us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of shares that may be issued pursuant to all awards under the Leju Plan is 10,434,783 ordinary shares of Leju initially, and will be increased automatically by 5% of the then total outstanding shares on an as-converted fully diluted basis on each of the third, sixth and ninth anniversaries of the effective date of the Leju Plan. The Leju Plan was amended and replaced in July 2014 containing substantially the same terms as the original Leju Plan. On December 1, 2016, the award pool under the Leju Plan was automatically increased by 7,553,422 ordinary shares. On December 1, 2019 the Leju Award Pool was automatically increased by 7,833,224 ordinary shares. On December 1, 2022, the Leju Award Pool was automatically increased by 8,020,119 ordinary shares. Accordingly, the size of the Leju Award Pool is currently 33,841,548 ordinary shares.

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

As of March 31, 2023, the aggregate number of our ordinary shares underlying outstanding options granted under the Leju Plan is 14,510,147, and 266,668 restricted shares granted under the Leju Plan are outstanding.

The following table summarizes, as of March 31, 2023 the options and restricted shares granted under the plan to our executive officers and directors and to other individuals as a group (including certain of our employees and E-House’s employees), without giving effect to the options that were exercised or restricted shares that had vested, if any.

	Ordinary
	Underlying		Exercise
	Options/Restricted		Price (2)
Name	Shares		($/Share)	Date of Grant	Date of Expiration (2)
Xin Zhou	360,000	*(1)	4.60	December 1, 2013	N/A
	100,000		5.54	December 14, 2015	December 13, 2025
	60,000		3.24	March 30, 2017	March 29, 2027
	60,000		1.55	March 21, 2018	March 20, 2028
	30,000		1.41	June 27, 2018	June 26, 2028
	120,000		1.00	April 23, 2021	April 22, 2031
Yinyu He	720,000		4.60	December 1, 2013	November 30, 2023
	100,000	*	N/A	March 18, 2014	N/A
	120,000		5.54	December 14, 2015	December 13, 2025
	250,000		3.24	March 30, 2017	March 29, 2027
	150,000		1.55	March 21, 2018	March 20, 2028
	150,000		1.41	June 27, 2018	June 26, 2028
	150,000	*	N/A	May 28, 2019	N/A
	500,000	*	N/A	June 17, 2020	N/A
	400,000		0.10	April 23, 2021	April 22, 2031
Charles Chao	360,000		4.60	December 1, 2013	November 30, 2023
	50,000		5.54	December 14, 2015	December 13, 2025
	60,000		3.24	March 30, 2017	March 29, 2027
	60,000		1.55	March 21, 2018	March 20, 2028
	30,000		1.41	June 27, 2018	June 26, 2028
	60,000		1.00	April 23, 2021	April 22, 2031
Canhao Huang	30,000		4.60	December 1, 2013	November 30, 2023
	15,000		5.54	December 14, 2015	December 13, 2025
	30,000		1.55	March 21, 2018	March 20, 2028
	30,000		1.41	June 27, 2018	June 26, 2028
	60,000		1.00	April 23, 2021	April 22, 2031
David Jian Sun	40,000	*	N/A	March 18, 2014	N/A
	15,000		5.54	December 14, 2015	December 13, 2025
	20,000		3.24	March 30, 2017	March 29, 2027
	20,000		1.55	March 21, 2018	March 20, 2028
	20,000		1.41	June 27, 2018	June 26, 2028
	60,000		1.00	April 23, 2021	April 22, 2031
Min Fan	40,000	*	N/A	March 18, 2014	N/A
	15,000		5.54	December 14, 2015	December 13, 2025
	20,000		3.24	March 30, 2017	March 29, 2027
	20,000		1.55	March 21, 2018	March 20, 2028
	60,000		1.00	April 23, 2021	April 22, 2031
	20,000		1.41	June 27, 2018	June 26, 2028
Winston Jin Li	40,000	*	N/A	March 18, 2014	N/A
	15,000		5.54	December 14, 2015	December 13, 2025
	20,000		3.24	March 30, 2017	March 29, 2027
	20,000		1.55	March 21, 2018	March 20, 2028
	20,000		1.41	June 27, 2018	June 26, 2028
	90,000		1.00	April 23, 2021	April 22, 2031
Hongchao Zhu	20,000		4.60	December 1, 2013	November 30, 2023
	10,000		5.54	December 14, 2015	December 13, 2025
	20,000		3.24	March 30, 2017	March 29, 2027
	20,000		1.55	March 21, 2018	March 20, 2028
	20,000		1.41	June 27, 2018	June 26, 2028
	60,000		1.00	April 23, 2021	April 22, 2031
Qiong Zuo	150,000		1.55	March 21, 2018	March 20, 2028
	120,000		1.41	June 27, 2018	June 26, 2028
	100,000	*	N/A	May 28, 2019	N/A
	300,000	*	N/A	June 17, 2020	N/A
	200,000		0.10	April 23, 2021	April 22, 2031
Li Yuan	30,000		4.60	December 1, 2013	November 30, 2023
	15,000		5.54	December 14, 2015	December 13, 2025
	60,000		1.55	March 21, 2018	March 20, 2028
	60,000		1.41	June 27, 2018	June 26, 2028
	60,000		1.00	April 23, 2021	April 22, 2031
Other individuals as a group	12,564,996	**	0.10 to 9.68	December 1, 2013 to April 23, 2021	November 30, 2023 to April 22, 2031 or N/A

Notes:

(1)	These options were subsequently surrendered for cancellation in exchange for the same number of restricted shares having the same vesting schedule and a purchase price equal to the original option exercise price.
(2)	The options and most of our restricted shares are subject to a three-year vesting schedule, with one-third of the underlying ordinary shares vesting on each of the first, second and third anniversary of the grant date.

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

In 2022, our board of directors held meetings or passed unanimous written resolution in lieu of meeting four times.

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

In 2022, our audit committee held meetings or passed unanimous written resolutions in lieu of meeting three times.

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

In 2022, our compensation committee passed unanimous written resolutions in lieu of meeting once.

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

In 2022, our nominating and corporate governance committee passed unanimous written resolutions in lieu of meeting once.

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

D.          Employees

As of December 31, 2020, 2021 and 2022, we had 2,251, 2,434 and 1,326 employees, respectively. The decline in 2022 was primarily due to the operational challenges from the real estate developers and the impact of the COVID-19 pandemic resurgence, which caused a decline in both real estate development and sales, largely impacting our online advertising and e-commerce businesses. The table sets forth the number of employees by area of business as of December 31, 2022:

	Number of	Percentage of
	Employees	Employees
Sales	336	25.3%
Software Developers and Other Technology-related	241	18.2%
Editorial	244	18.4%
Customer Support	122	9.2%
Corporate Offices	383	28.9%
Total	1,326	100.0%

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

E.          Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2023 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5.0% of our ordinary shares.

As of March 31, 2023, we had 137,172,601 ordinary shares issued and outstanding, excluding the 3,580,150 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from March 31, 2023, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Xin Zhou	*	*
Yinyu He(1)	2,267,529	1.7
Charles Chao(2)	*	*
Canhao Huang	*	*
Minyi Zhang(3)	—	—
Jian Sun(4)	*	*
Min Fan(5)	*	*
Winston Jin Li(6)	*	*
Hongchao Zhu(7)	*	*
Qiong Zuo	*	*
Li Yuan	*	*
All Directors and Executive Officers as a Group(†)	4,962,611	3.6

Principal Shareholders:
TM Home Limited(8)	76,401,247	55.7
SINA Corporation(9)	16,642,623	12.1
Tencent Holdings Limited(10)	21,231,220	15.5

Notes:

*     Less than 1% of our total outstanding shares.

(†)  Except where otherwise disclosed in the footnotes below, the business address of each of our directors and executive officers is Level G, Building G, No.8 Dongfeng South Road, Chaoyang District, Beijing 100016, People’s Republic of China.

(1)	Include (i) 484,165 ordinary shares and 30 ordinary shares represented by 3 ADSs held by Mr. Yinyu He, (ii) 1,783,334 ordinary shares issuable to Mr. He upon exercise of options or vesting of restricted shares within 60 days after March 31, 2023.
(2)	The business address of Mr. Charles Chao is SINA Plaza, No. 8 Courtyard 10, the West Xibeiwang E. Road, Haidian District, Beijing 100193, People’s Republic of China.
(3)	The business address of Mr. Minyi Zhang is Tengyun Building, No. 397 Tianlin Road, Xuhui District, Shanghai 200233, People’s Republic of China.
(4)	The business address of Mr. Jian Sun is No. 124 Caobao Road, Xuhui District, Shanghai 200235, People’s Re-public of China.
(5)	The business address of Mr. Min Fan is Building 18, No. 968 Jin Zhong Road, Changning District, Shanghai 200335, People’s Republic of China.
(6)	The business address of Mr. Winston Jin Li is Unit 4, Tower C, Yingdu Building, Zhichun Road, Haidian District, Beijing 100086, People’s Republic of China.

(7)	The business address of Mr. Hongchao Zhu is 48F, Bund Center, 222 Yan An Road (East), Huangpu Dis-trict, Shanghai 200002, People’s Republic of China.
(8)	Based on Schedule 13D/A filed with SEC on November 24, 2021 by the reporting persons, represents 76,401,247 ordinary shares held by TM Home Limited (“TM Home”). TM Home is a company incorporated in the Cayman Is-lands with limited liability and owned as to 70.23% and 29.77% by E-House Enterprise and Alibaba Investment Limited (“Alibaba Investment”), respectively. TM Home purchased 76,401,247 of ordinary shares from E-House Enterprise by issuing to the E-House Enterprise 6,854,839 of its ordinary shares. E-House Enterprise is a company registered in the Cayman Islands with limited liability and listed on the main board of the Hong Kong Stock Exchange (stock code: 2048), whose registered office is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands and principal office in Hong Kong is at 40th Floor, Dah Sing Financial Centre, 248 Queen’s Roard East, Wanchai, Hong Kong.

Leju has become aware that E-House Enterprise announced proposed restructuring of certain notes previously issued by E-House Enterprise (the “Restructuring”). As a result of a series of steps in connection with the proposed Restructuring, a special purpose vehicle established for the holders of certain notes of E-House Enterprise (the “Creditor SPV”), and Alibaba Investment and its affiliate will hold approximately 54.2% and 10.8% of the shares of TM Home, respectively, which will result in E-House Enterprise ceasing to be a controlling beneficial owner of Leju. The remaining 35% of the shares of TM Home will be held by E-House Enterprise and its affiliates, of which 15% will be transferred to a special purpose vehicle held by the members of senior management of TM Home appointed by E-House Enterprise. E-House Enterprise will further use reasonable endeavors to sell or procure the sale of the shares of TM Home held by the Creditor SPV and Alibaba Investment, which will cause further changes in the beneficial ownership of Leju. The potential change in Leju’s controlling shareholders is subject to the effectiveness of the proposed Restructuring, including the approval of the proposed Restructuring by E-House Enterprise’s noteholders.

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

To our knowledge, as of March 31, 2023, 25,502,413 of our ordinary shares were held by four record holders in the United States, representing approximately 18.1% of our total outstanding shares (including the 3,580,150 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan). One of these holders is JPMorgan Chase Bank, N.A., the depositary of our ADS program, which held 24,875,078 ordinary shares on record, representing approximately 17.7% of our total outstanding shares on record as of March 31, 2023 (including the 3,580,150 ordinary shares issued to it for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For the options granted to our directors, executive officers and employees, please refer to “—B. Compensation of Directors and Executive Officers”.

F.	Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership”.

B.          Related Party Transactions

Transactions with E-House Enterprise

Transactions with E-House Enterprise. We have become a subsidiary of E-House Enterprise and our financial results have been consolidated into the accounts of E-House Enterprise since November 4, 2020. Mr. Xin Zhou, our executive chairman, is a director of E-House Enterprise. E-House Enterprise was controlled by E-House prior to 2018. For the years ended December 31, 2020, 2021 and 2022, we derived revenues in the amount of $1.4 million, $36,334 and nil from providing online advertising services to E-House Enterprise, respectively, and we recognized expenses for marketing channel services provided by E-House Enterprise of $21.4 million, $20.6 million and $7.7 million, respectively. As of December 31, 2021 and 2022, we had a payable balance of $4.0 million and $3.3 million, respectively. E-House Enterprise charged us a fee based on an estimate of the actual costs incurred to provide various corporate support services, which amounted to $1.3 million for 2022.

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

E-House charged us a fee based on an estimate of the actual costs incurred to provide services under the offshore and onshore transitional services agreements, which amounted to $1.9 million, $1.4 million and nil for 2020, 2021 and 2022, respectively.

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

Other Transactions and Agreements with E-House

For the years ended December 31, 2020, 2021 and 2022, we derived revenues in the amount of nil, $0.5 million and nil from providing online advertising services to E-House. For the years ended December 31, 2020, 2021, and 2022, we recognized expenses for services provided by E-House of $0.8 million, $0.9 million and $0.7 million, respectively.

As of December 31, 2021, we had a payable balance to E-house of $2.2 million. As of December 31, 2022, we had a receivable balance from E-house of $0.1 million.

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

Other Transactions with SINA

As of December 31, 2021 and 2022, we had a payable balance of $1.5 million and $1.4 million, respectively, to SINA, representing online advertising resources fee payable to SINA. The total cost recognized for the advertising resources purchased from SINA was $29.3 million, $10.1 million and $0.1 million for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Other Transactions with Tencent

As of December 31, 2021 and 2022, we had a receivable balance of $3.6 million and $1.9 million, respectively, from Tencent, representing online advertising resources fee prepaid to Tencent. The total cost recognized for the advertising resources purchased from Tencent was $17.8 million, $18.7 million and $14.8 million for the years ended December 31, 2020, 2021 and 2022, respectively. In addition, fee paid to Tencent for advertising resources on behalf of customers as we acted as agent were $43.1 million, $2.5 million and $1.8 million for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Transactions with Certain Related Customers and Suppliers

Transactions with Yunnan Huixiangju Information & Consultant Ltd., or Huixiangju. Huixiangju is one of our investment affiliates. We own 51% equity interest in it and has significant influence. As of December 31, 2021 and 2022, we had a payable balance of nil and $0.1 million, respectively, which represents the platform service fee advance from Huixiangju. The total revenue generated for the platform services to Huixiangju was $2.4 million, $0.5 million and $0.1 million for the years ended December 31, 2020, 2021 and 2022, respectively.

Transactions with Suzhou Qianyisheng Information & Consultant Ltd., or Qianyisheng. Qianyisheng is one of our investment affiliates. We own 19% equity interest and has significant influence. Qianyisheng was dissolved in July 2022. As of December 31, 2021 and 2022, we had a receivable balance of $708 and nil, respectively, which represents the expense paid on behalf of Qianyisheng.

Transactions with Shanghai Tianji Network Services Ltd. (formerly known as Shanghai Yunchuang Information & Technology Ltd.), or Tianji Network. Tianji Network was under control of Mr. Xin Zhou, our executive chairman, by May 2021 and became a subsidiary of E-house Enterprise since then. We purchased technical services of $0.5 million and $$69,762 million in 2020 and for the first five months of 2021, respectively. The transaction and balance with Tianji Network from June 2021 was included in the transactions with E-house Enterprise.

Transactions with Jupai Holdings Ltd., or Jupai. Mr. Xin Zhou, our executive chairman, is a director of Jupai. We purchased services of $34,160, nil and $24,372 from Jupai in 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, we had no receivable balance from or payable balance to Jupai.

Transactions with Alibaba Investment Ltd., or Alibaba. Alibaba is a shareholder with significant influence on TM Home, our controlling shareholder, since November 4, 2021. We purchased services of $0.9 million and $0.9 million in 2021 and 2022, respectively. As of December 31, 2021 and 2022, we had a receivable balance of $0.3 million and $0.5 million, which represents prepaid fees for online advertising resources and technical service.

Transactions with Management

See “Item 6. Directors, Senior Management and Employees Management—B. Compensation of Directors and Executive Officers”.

Contractual Arrangements with Beijing Leju, Leju Hao Fang and Beijing Jiajujiu (the variable interest entities)

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

ITEM 9. THE OFFER AND LISTING

A.          Offering and Listing Details

Our ADSs have been listed on the NYSE since April 17, 2014 under the symbol “LEJU”. Prior to May 20, 2022, each of our ADSs represented one ordinary share. On May 20, 2022, we effected a change in the ratio of our ADSs to ordinary shares from one ADS representing one ordinary share to one ADS representing ten ordinary shares.

In 2022, the closing price of our ADSs on the NYSE ranged from $9.11 to $1.32 per ADS.

B.          Plan of Distribution

Not applicable.

C.          Markets

Our ADSs, each representing one of our ordinary shares, have been traded on the NYSE since April 17, 2014 under the symbol “LEJU”. Prior to May 20, 2022, each of our ADSs represented one ordinary share. On May 20, 2022, we effected a change in the ratio of our ADSs to ordinary shares from one ADS representing one ordinary share to one ADS representing ten ordinary shares.

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

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). However, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information”.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
●	an exempted company’s register of members is not required to be open to inspection;
●	an exempted company does not have to hold an annual general meeting;
●	an exempted company may issue no par valueshares;
●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertak-ings are usually given for 20 years in the first instance);
●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	an exempted company may register as a limited duration company; and
●	an exempted company may register as a segregated portfolio company.

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

Although the law in this regard is unclear, we treat the variable interest entities as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. Based upon the composition of our assets (in particular the retention of a substantial amount of cash), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2022, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. If we are classified as a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “Passive Foreign Company Investment Company Rules” generally will apply to such U.S. holder for such taxable year, and unless the U.S. holder makes certain elections, will apply in future years even if we cease to be a PFIC. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or ordinary shares, as applicale. If such election is made, you will be deemed to have sold our ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described below under “Passive Foreign Investment Company Rules.” After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and you will generally not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. The rules dealing with deemed sale elections are very complex. Each U.S. holder should consult its tax advisors regarding the possibility and considerations of making a deemed sale election.

The U.S. federal income tax rules that apply if we are classified as a PFIC for any taxable year are generally discussed below under “Passive Foreign Investment Company Rules”.

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be reported as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program; or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the NYSE, which is an established securities market in the United States, and will be considered readily tradable on the NYSE for as long as the ADSs continue to be listed on such exchange. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rate, but there can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. However, as described above, in January 2022 we received communications from the New York Stock Exchange notifying us that if we fail to satisfy such requirements and fail to regain compliance on a timely basis, our ADSs could be delisted from the New York Stock Exchange. See “Item 3. Key Information—D. Risk Factors—Risks Related to our ADSs.” If our ADSs are delisted from the New York Stock Exchange and are not otherwise readily tradable on an established securities market in the United States, dividends received on our ADSs would generally not be eligible to be taxed as dividend income from a qualified foreign corporation. Moreover, as discussed above, we believe we were a PFIC for the taxable year ended December 31, 2022. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

In the event that we are deemed to be a PRC “resident enterprise” under the EIT Law (see “-People’s Republic of China Taxation”), we may be eligible for the benefits of the U.S.-PRC income tax treaty (which the Secretary of Treasury of the United States has determined is satisfactory for this purpose) and be treated as a qualified foreign corporation with respect to dividends paid to our ADSs or ordinary shares. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations. Each U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to the ADSs or ordinary shares in their particular circumstances.

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

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs or ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below) with respect to the ADSs, the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or ordinary shares); and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or represents a legitimate and sound fair market value. Our ADSs are traded on the NYSE, which is an established securities market in the U.S. Consequently, if our ADSs continue to be listed and are regularly traded on the NYSE, we expect that the mark-to-market election would be available to a U.S. holder that holds our ADSs were we to become a PFIC. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. However, as described above, In January 2022, we received communications from the New York Stock Exchange notifying us that we were not in compliance with certain New York Stock Exchange continued listing standards, and if we fail to satisfy such requirements and fail to regain compliance on a timely basis, our ADSs could be delisted from the New York Stock Exchange. See “Item 3. Key Information—D. Risk Factors—Risks Related to our ADSs.” If our ADSs are delisted from the New York Stock Exchange and are not otherwise listed on a qualified exchange or other market, as described above, our ADSs would not be treated as “marketable stock” for these purposes and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our ADSs. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs; and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

J.Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits with original maturities of three months or less and interest expenses incurred for our one year borrowing from bank. In September 2021, we entered into a one-year RMB5.0 million facility agreement with Shanghai Pudong Development Bank. The interest rate was priced at 65 basis points over Loan Prime Rate. The bank borrowing was unguaranteed and unsecured. We have repaid the RMB5.0 million borrowing in September 2022. In March 2022, we entered into a one-year RMB5.0 million facility agreement with Shanghai Pudong Development Bank. The interest rate was priced at 80 basis points over Loan Prime Rate. The bank borrowing was unguaranteed and unsecured. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

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

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. As of December 31, 2022, we had Renminbi- or Hong Kong dollar- denominated cash balances of $127.3 million and U.S. dollar-denominated cash balances of $0.3 million. Assuming we had converted the U.S. dollar-denominated cash balance of $0.3 million as of December 31, 2022 into Renminbi at the exchange rate of $1.00 for RMB 6.9646 as of December 31, 2022, this cash balance would have been RMB2.24 million. Assuming a further 1% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB2.21 million as of December 31, 2022. Assuming a 1% depreciation of the Renminbi against the U.S. dollar, this cash balance would have increased to RMB2.26 million as of December 31, 2022.

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

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of $1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;
●	a fee of up to $0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

●	a fee of up to $0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
●	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the deposi-tary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be as-sessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;
●	stock transfer or other taxes and other governmental charges;
●	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;
●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;
●	in connection with the conversion of foreign currency into U.S. dollars, JPMorgan Chase Bank, N.A. shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and
●	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

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

For the year ended December 31, 2022, we received $0.2 million of reimbursement from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, our management has concluded that, as of December 31, 2022, our internal control over financial reporting was effective. This annual report does not include an attestation report on internal control over financial reporting from our company’s registered public accounting firm, because we, as a “non-accelerated filer” as defined under Rule 12b-2 of the Exchange Act, are not required to have an attestation report on internal control over financial reporting from our external auditors.

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

Changes in Internal Control over Financial Reporting

Other than described above, there were no changes in our internal control over financial reporting during 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Years Ended December 31,
	2021	2022
Audit fees(1)- Deloitte	85,692	—
Audit fees(1)-Yu CPA	620,000	560,000

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

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

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

2.3

Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-197609), as amended, initially filed with the Securities and Exchange Commission on June 27, 2014)

2.4

Form of Amendment No. 1 to Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of the American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(2) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-253812), filed with the Commission on May 10, 2022)

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.4 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on July 15, 2020)

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
4.43

Investor Rights Agreement dated March 31, 2014 between E-House (China) Holdings Limited, THL O Limited and the Registrant (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on April 4, 2014)

4.44

Registration Rights Agreement, dated March 21, 2017, between the Registrant and SINA Corporation (incorporated herein by reference to Exhibit 4.42 to our annual report on Form 20-F(File No.001-36396), filed with the Securities and Exchange Commission on April 21, 2017)

8.1*	Principal Subsidiaries and Consolidated Variable Interest Entities of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Yu Certified Public Accountant, P.C.

15.2*	Consent of Fangda Partners

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

Date: April 18, 2023

LEJU HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Leju Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Leju Holdings Limited (the “Company”), its subsidiaries and its variable interest entities (collectively the “Group”) as of December 31, 2022, and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows, for each of the three years ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Group as of December 31, 2022, and 2021, and the results of its operations and its cash flows for each of the three years ended December 31, 2022, in conformity with generally accepted accounting principles in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion.

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

As described in Notes 2 (x) in the consolidated financial statements, the Group adopted Accounting Standard Update (ASU) 2016-13, Financial Instruments-Credit Losses (codified as Accounting Standard Codification Topic 326), since January 1st, 2020, which requires measurement and recognition of current expected credit losses for financial instruments held at amortized cost. The management of the Group have estimated an allowance for CECL of $116.28 million for the year ended December 31, 2022 on accounts receivables, contract assets, deposits, other receivables, and amounts due from related parties based on the credit risk of the respective receivables. These receivables are assessed on an individual basis for customers with pledged credit risk (pledged type customers), with high credit risk (high risk type customers) and the remaining (normal risk type customers) is collectively assessed by using provision matrix. The allowance amount has been measured as the difference of the asset’s carrying amount and the estimates of present value of future cash flows based on historical settlement pattern, past default experience of the debtor, overall economic environment in which the debtors operate, and also the assessment of both current and future development of environment as of the date when this report issued. These procedures also included the involvement of professionals with specialized skills engaged by the Group.

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

Evaluation of the valuation allowance and the realizability of deferred tax assets

As described in Notes 2 and 8 in the consolidated financial statements, as of December 31, 2022, the Group had gross deferred tax assets of $67.08 million, $53.90 million of which related to net operating losses carry forwards and impairment of credit loss, reduced by a $41.62 million valuation allowance. Deferred tax assets are reduced by a valuation allowance if, based upon the consideration of all positive and negative evidence, the Group determines that it is more-likely-than-not that a portion or all of the deferred tax assets will ultimately not be realized in future tax periods.

Management’s analysis of the realizability of deferred tax assets of its net operating loss carry forwards and impairment of credit loss, and of the extent to which its tax positions in certain jurisdiction are more-likely-than-not to be sustained was significant to our audits, because the amounts are material to the financial statements and the related assessment process is complex and involves significant judgments. Such judgments included anticipated future earnings, the time period over which the temporary differences and carryforwards are anticipated to reverse and evaluation of feasible, prudent tax planning strategies and interpretation of laws, regulations, and tax ruling.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures to respond the risk of error in the valuation allowance and the realizability of deferred tax assets, included (i) obtaining an understanding and assessing management’s method to develop tax planning strategies and projection of anticipated future earnings by major jurisdiction; (ii) testing the completeness and accuracy of the underlying data used in major financial projection, and reviewing the Group's financial projections and assess the reasonableness of the assumptions made in calculating the projections; (iii) evaluating the historical accuracy of management’s major projection, and comparing the projection of future earnings with forecasted financial information prepared by the Group; (iv) reviewing the Group's historical profitability and assess the likelihood of future profitability, and evaluating the potential impact of any changes in the Group's business or external factors on the Group's ability to realize its deferred tax assets; (v) evaluating the adequacy of the Group's disclosure related to deferred tax assets and the valuation allowance; (vi) engaging tax professionals to assist in the evaluation of tax laws relative to the Group’s available tax planning strategies, and projections of future taxable income.

/s/ Yu Certified Public Accountant, P.C. (PCAOB ID Number: 5910)

We have served as the Group’s auditor since 2020.
New York, New York
April 18, 2023

LEJU HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollar except for share data)

	December 31,
	2021	2022
ASSETS
Current assets:
Cash and cash equivalents	250,313,799	123,378,034
Restricted cash	2,082,103	4,270,695
Accounts receivable, net of allowance of $115,290,953 and $111,848,582 as of December 31, 2021 and 2022, respectively	36,071,056	3,407,877
Contract assets, net of allowance of $83,678 and nil as of December 31, 2021 and 2022, respectively	1,415,241	—
Marketable securities	1,185,513	—
Customer deposits, net of allowance of $10,259,195 and $3,878,996 as of December 31, 2021 and 2022, respectively	783,995	3,860,127
Prepaid expenses and other current assets	25,110,040	6,110,770
Amounts due from related parties	3,913,385	2,475,800
Total current assets	320,875,132	143,503,303
Property and equipment, net	16,667,281	14,204,363
Intangible assets, net	23,297,758	12,458,175
Right-of-use assets	23,409,149	18,943,473
Investment in affiliates	17,942	—
Deferred tax assets, net	51,605,404	25,457,487
Other non-current assets	1,375,104	1,544,658
TOTAL ASSETS	437,247,770	216,111,459

LIABILITIES AND EQUITY
Current liabilities:
Short‑term borrowings (including short-term borrowings of the consolidated VIEs without recourse to Leju of nil and nil as of December 31, 2021 and 2022, respectively)	784,230	717,915
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Leju of $1,631,401 and $653,700 as of December 31, 2021 and 2022, respectively)	1,631,401	653,700
Accrued payroll and welfare expenses (including accrued payroll and welfare expenses of the consolidated VIEs without recourse to Leju of $19,962,938 and $10,717,186 as of December 31, 2021 and 2022, respectively)	21,516,888	12,728,091
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Leju of $31,400,562 and nil as of December 31, 2021 and 2022, respectively)	60,951,790	25,202,771
Other tax payable (including other tax payable of the consolidated VIEs without recourse to Leju of $16,992,077 and $8,684,712 as of December 31, 2021 and 2022, respectively)	18,046,289	9,695,893
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Leju of $2,693,624 and $668,153 as of December 31, 2021 and 2022, respectively)	7,631,923	4,804,591
Advances from customers (including advance from customers of the consolidated VIEs without recourse to Leju of $82,626,840 and $43,096,996 as of December 31, 2021 and 2022, respectively)	82,787,409	43,100,136
Lease liabilities, current (including lease liabilities, current of the consolidated VIEs without recourse to Leju of $5,556,351 and $5,013,721 as of December 31, 2021 and 2022, respectively)	5,581,648	5,037,796
Accrued marketing and advertising expenses (including accrued marketing and advertising expenses of the consolidated VIEs without recourse to Leju of $42,180,152 and $29,533,704 as of December 31, 2021 and 2022, respectively)	43,272,270	29,988,108
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Leju of $16,383,879 and $10,317,192 as of December 31, 2021 and 2022, respectively)	18,504,471	12,264,895
Total current liabilities	260,708,319	144,193,896
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to Leju of $314,763 and $435,848 as of December 31, 2021 and 2022, respectively)	6,042,540	3,517,837
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated VIEs without recourse to Leju of $19,437,887 and $15,400,328 as of December 31, 2021 and 2022, respectively)	19,437,887	15,439,595
Total liabilities	286,188,746	163,151,328

Commitments and contingencies (Note 14)
Shareholders’ Equity:
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized, 136,822,601 and 137,172,601 shares issued and outstanding, as of December 31, 2021 and 2022, respectively	136,823	137,173
Additional paid-in capital	801,476,746	803,300,763
Accumulated deficit	(648,934,102)	(738,602,296)
Accumulated other comprehensive loss	(1,424,302)	(11,601,054)
Total Leju Holdings Limited Shareholders’ Equity	151,255,165	53,234,586
Non-controlling interests	(196,141)	(274,455)
Total equity	151,059,024	52,960,131
TOTAL LIABILITIES AND EQUITY	437,247,770	216,111,459

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollar except for share data)

	Year Ended December 31,
	2020	2021	2022

Revenues
E-commerce	547,895,262	411,097,123	278,463,695
Online advertising	170,782,688	122,522,232	64,707,215
Listing	848,033	497,615	11,274
Total net revenues	719,525,983	534,116,970	343,182,184
Cost of revenues	(73,762,283)	(55,800,726)	(30,603,426)
Selling, general and administrative expenses	(622,026,035)	(645,623,660)	(418,501,176)
Other operating income, net	380,849	560,394	297,663
Income (loss) from operations	24,118,514	(166,747,022)	(105,624,755)
Interest income,net	7,268,530	3,130,211	2,334,540
Other income, net	300,056	208,875	1,496,392
Income (loss) before taxes and loss from equity in affiliates	31,687,100	(163,407,936)	(101,793,823)
Income tax benefits (expenses)	(10,665,022)	13,497,784	12,120,235
Income (loss) before loss from equity in affiliates	21,022,078	(149,910,152)	(89,673,588)
Loss from equity in affiliates, net of tax of nil	(23,859)	(13,871)	(17,089)
Net income (loss)	20,998,219	(149,924,023)	(89,690,677)
Less: Net income (loss) attributable to non-controlling interests	1,695,981	1,009,512	(22,483)
Net income (loss) attributable to Leju Holdings Limited shareholders	19,302,238	(150,933,535)	(89,668,194)
Income (loss) per ADS[1]:
Basic	1.42	(11.05)	(6.54)
Diluted	1.40	(11.05)	(6.54)
Shares used in computation of income (loss) per ADS
Basic	13,607,079	13,665,216	13,704,238
Diluted	13,756,457	13,665,216	13,704,238

The accompanying notes are an integral part of these consolidated financial statements.

1 On May 10, 2022, Leju announced that it would change its American depositary share (“ADS”) to ordinary share (“Share”) ratio from one (1) ADS representing one (1) Share to one (1) ADS representing ten (10) Shares. The change in the ADS ratio was effective on May 20, 2022. For Leju’s ADS holders, the change in the ADS ratio had the same effect as a one-for-ten reverse ADS split. The ADS ratio change has no impact on Leju’s underlying Shares. Loss per ADS for 2020 and 2021 had been retrospectively adjusted accordingly.

LEJU HOLDINGS LIMITED

CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In U.S. dollar)

	Year Ended December 31,
	2020	2021	2022

Net income (loss)	20,998,219	(149,924,023)	(89,690,677)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	17,938,007	4,282,498	(10,232,583)

Comprehensive income (loss)	38,936,226	(145,641,525)	(99,923,260)
Less: Comprehensive income attributable to non-controlling interests	1,703,442	1,021,108	(78,314)

Comprehensive income (loss) attributable to Leju Holdings Limited shareholders	37,232,784	(146,662,633)	(99,844,946)

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollar)

							Total Leju
					Accumulated		Holdings
			Additional		Other		Limited
			Paid-in	Accumulated	Comprehensive	Subscription	Shareholders’	Non-controlling
	Ordinary Shares		Capital	Deficit	Income (loss)	Receivable	Equity	Interests	Total Equity
	Number	$	$	$	$	$	$	$	$
Balance at January 1, 2020	135,812,719	135,813	796,191,796	(517,302,805)	(23,624,206)	—	255,400,598	(3,041,481)	252,359,117
Net income (loss)	—	—	—	19,302,238	—	—	19,302,238	1,695,981	20,998,219
Share-based compensation	—	—	2,978,026	—	—	—	2,978,026	—	2,978,026
Vesting of restricted shares	83,333	83	(83)	—	—	—	—	—	—
Exercise of share options	429,968	430	611,304	—	—	(50,286)	561,448	—	561,448
Acquisition of non-controlling interest	—	—	(244,436)	—	(1,544)	—	(245,980)	196,123	(49,857)
Foreign currency translation adjustments	—	—	—	—	17,930,546	—	17,930,546	7,461	17,938,007
Balance at December 31, 2020	136,326,020	136,326	799,536,607	(498,000,567)	(5,695,204)	(50,286)	295,926,876	(1,141,916)	294,784,960
Net income	—	—	—	(150,933,535)	—	—	(150,933,535)	1,009,512	(149,924,023)
Share-based compensation	—	—	1,657,278	—	—	—	1,657,278	—	1,657,278
Vesting of restricted shares	349,999	350	(350)	—	—	—	—	—	—
Exercise of share options	146,582	147	207,878	—	—	50,286	258,311	—	258,311
Disposal of non-controlling interest	—	—	75,333	—	—	—	75,333	(75,333)	—
Foreign currency translation adjustments	—	—	—	—	4,270,902	—	4,270,902	11,596	4,282,498
Balance at December 31, 2021	136,822,601	136,823	801,476,746	(648,934,102)	(1,424,302)	—	151,255,165	(196,141)	151,059,024
Net income (loss)	—	—	—	(89,668,194)	—	—	(89,668,194)	(22,483)	(89,690,677)
Share-based compensation	—	—	1,824,367	—	—	—	1,824,367	—	1,824,367
Vesting of restricted shares	350,000	350	(350)	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(10,176,752)	—	(10,176,752)	(55,831)	(10,232,583)
Balance at December 31, 2022	137,172,601	137,173	803,300,763	(738,602,296)	(11,601,054)	—	53,234,586	(274,455)	52,960,131

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollar)

	Year Ended December 31,
	2020	2021	2022

Operating activities:
Net income (loss)	20,998,219	(149,924,023)	(89,690,677)
Adjustments to reconcile net income (loss) to net cash provided by/(used in) operating activities:
Depreciation and amortization	14,338,529	13,369,416	12,582,314
Loss from equity in affiliates	23,859	13,871	17,089
Allowance for credit losses	4,877,117	111,267,396	13,743,558
Share-based compensation	2,978,026	1,657,278	1,824,367
Unrealized loss (gain) on marketable securities	(850,402)	1,722,700	—
Non-cash lease expenses	4,471,324	4,860,980	4,519,231
Interest expenses	—	9,147	51,972
Others	688,707	68,880	29,844
Changes in operating assets and liabilities:
Accounts receivable	(65,126,276)	61,918,496	24,213,386
Contract assets	(1,074,573)	458,775	1,603,704
Customer deposits	44,750,151	469,505	(6,614,821)
Amounts due from related parties	593,523	5,165,007	1,437,931
Marketable securities	—	1,369,581	1,185,893
Right-of-use assets	(3,360,748)	(2,604,610)	(53,555)
Prepaid expenses and other current assets	211,913	(17,241,261)	19,816,231
Other non-current assets	30,398	64,497	(258,462)
Accounts payable	1,285,916	(1,228,688)	(909,353)
Accrued payroll and welfare expenses	(3,632,710)	(7,872,273)	(8,174,397)
Income tax payable	6,228,894	(2,134,475)	(33,249,906)
Other tax payable	1,035,107	(3,271,899)	(7,783,636)
Amounts due to related parties	2,699,108	526,038	(2,827,332)
Lease liabilities, current	271,983	120,414	(543,852)
Other current liabilities and accrued expenses	70,262,381	(44,291,642)	(55,071,737)
Deferred tax assets	11,132,101	(9,569,781)	22,666,371
Deferred tax liabilities	(3,198,793)	(2,522,902)	(2,491,596)
Lease liabilities, non-current	(1,139,046)	(2,289,230)	(3,998,292)
Net cash provided by/(used in) operating activities	108,494,708	(39,888,803)	(107,975,725)

Investing activities:
Deposits for and purchases of property and equipment and intangible assets	(1,553,067)	(1,115,482)	(139,795)
Proceeds from disposal of property and equipment	1,654,838	797,174	146,147
Net cash provided by/(used in) investing activities	101,771	(318,308)	6,352

Financing activities:
Proceeds from exercise of options	561,448	258,311	—
Proceeds from short-term borrowings	—	784,230	746,990
Repayment for short-term borrowings	—	—	(746,990)
Payment for interests of short-term borrowings	—	(9,147)	(51,972)
Prepayment and payment for acquisition of non-controlling interest of subsidiary	(21,188)	—	—
Net cash provided by/(used in) financing activities	540,260	1,033,394	(51,972)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	17,557,865	5,862,923	(16,725,828)
Net increase/(decrease) in cash, cash equivalents and restricted cash	126,694,604	(33,310,794)	(124,747,173)
Cash, cash equivalents and restricted cash at the beginning of the year	159,012,092	285,706,696	252,395,902
Cash, cash equivalents and restricted cash at the end of the year	285,706,696	252,395,902	127,648,729
Supplemental disclosure of cash flow information:
Income taxes paid/(refund)	(52,961)	1,358,100	141,144
Interest expenses paid	—	9,147	51,972
Non-cash information on lease liabilities arising from obtaining right-of-use assets	1,967,269	2,064,279	2,783,430
Non-cash investing and financing activities:
Additional paid in capital increased/(decreased) in connection with business disposal	—	75,333	—
Non-controlling interest recognized in connection with business disposal	—	(75,333)	—
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	284,489,282	250,313,799	123,378,034
Restricted cash	1,217,414	2,082,103	4,270,695
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	285,706,696	252,395,902	127,648,729

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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

On November 24, 2021, TM Home Limited (“TM Home”), a company incorporated in the Cayman Islands with limited liability and owned as to 70.23% and 29.77% by E-House Enterprise and Alibaba Investment Limited, respectively, completed the acquisition of the 76,401,247 ordinary shares of Leju from E-House Enterprise. Upon completion of these transactions, Leju has become a subsidiary of TM Home, which was also controlled by E-house Enterprise since then. SINA remained to be a principal shareholder of Leju.

The following table lists major subsidiaries and the consolidated VIEs of the Company as of December 31, 2022:

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

(b) Impact of COVID-19

Starting from early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The pandemic resulted in a significant reduction in real estate transaction volumes as many of the Group’s developer clients had to close their project sales centers and show rooms for an extended period, adversely affecting the Group’s e-commerce services. In 2022, there have been outbreaks of COVID-19 cases from time to time, including the COVID-19 Delta and Omicron variant cases, in multiple cities in China. The Group’s revenues declined compared to the prior period mainly due to weakness in demand as the customers in real estate industries are negatively impacted by COVID-19. The Group’s revenues declined compared to the prior period mainly due to weakness in demand as the customers in real estate industries are negatively impacted by COVID-19 for the year of 2022.

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

The following financial statement amounts and balances of the Group’s VIEs were included in the accompanying consolidated financial statements, after elimination of inter-company balances and transactions:

	As of December 31,
	2021	2022
	$	$
Cash and cash equivalents	199,808,985	90,795,643
Restricted cash	1,953,803	4,270,695
Accounts receivable, net	34,485,667	2,627,814
Contract assets, net	1,415,241	—
Customer deposits, net	783,995	3,860,127
Amounts due from related parties, net	3,834,986	2,289,594
Other current assets, net	23,934,283	4,007,633
Total current assets	266,216,960	107,851,506
Total non-current assets	63,522,807	47,690,614
Total assets	329,739,767	155,542,120
Accounts payable	1,631,401	653,700
Accrued payroll and welfare expenses	19,962,938	10,717,186
Income tax payable	31,400,562	—
Other tax payable	16,992,077	8,684,712
Amounts due to related parties	2,693,624	668,153
Advances from customers	82,626,840	43,096,996
Lease liabilities, current	5,556,351	5,013,721
Accrued marketing and advertising expenses	42,180,152	29,533,704
Other current liabilities	16,383,879	10,317,192
Total current liabilities	219,427,824	108,685,364
Deferred tax liabilities	314,763	435,848
Lease liabilities, non-current	19,437,887	15,400,328
Total liabilities	239,180,474	124,521,540

	Year Ended December 31,
	2020	2021	2022
	$	$	$
Total revenues	718,861,490	533,619,355	343,170,910
Cost of revenues	(65,612,576)	(47,730,331)	(24,394,266)
Net income (loss)	14,278,316	(81,530,172)	(10,882,414)
Net cash provided by/ (used in) operating activities	100,460,964	(41,427,975)	(93,191,543)
Net cash provided by/ (used in) investing activities	(1,068,664)	431,057	(73,872)
Net cash provided by/ (used in) financing activities	—	—	—

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

There are no assets or liabilities measured at fair value on a nonrecurring basis in 2020, 2021 and 2022.

For cash and cash equivalents, restricted cash, accounts receivable, contract assets, customer deposits, other receivables, accounts payable, other payables, and amounts due from/to related parties, the carrying value approximates its fair value due to its short-term nature.

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

(h) Restricted cash

Any cash that is legally restricted from use is classified as restricted cash. As of December 31, 2021 and 2022, the restricted cash balances represent (i) $1,708,478 and $130,745, which related to collection and payment as a service for real estate developers. The withdrawal of the cash in bank is required to be pre-approved by real estate developers. (ii) $373,625 and $4,139,950, which was the full dispute amount and maximum damages of certain law suits, was frozen by the courts for law suits related and accounted for as restricted bank balances

(i) Marketable securities

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

(j) Customer deposits

The Group provides online real estate e-commerce services for its developer customers. Some real estate developers require the Group to pay an upfront and refundable deposit to obtain the exclusive right to provide e-commerce services for a real estate development project. These deposits are refunded to the Group subject to certain pre-determined criteria specified in the deposit agreement. Customer deposits are recorded as either current or non-current assets based on the Group’s estimate of the date of refund. As of December 31, 2021 and 2022, the Group recognized $10,259,195 and $3,878,996 for expected credit loss against customer deposits which is mainly attributable to overdue customer deposits of $10,258,960 and $3,158,826.

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

(o) Impairment of long-lived assets

The Group evaluates its long-lived assets, such as fixed assets and purchased or acquired intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment: Overall (“ASC 360-10”). When these events occur, the Group assesses the recoverability of the long-lived assets by comparing the carrying amount of the assets to future undiscounted net cash flow expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group will recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets. Impairment of long-lived assets were nil and nil as of December 31, 2021 and 2022, respectively.

(p) Income taxes

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

(q) Share-based compensation

Share-based compensation expense is measured on the grant date of the share award, based on the fair value of the award, and recognized as an expense over the requisite service period. Management has made an estimate of expected forfeitures and recognizes compensation cost only for those equity awards expected to vest.

(r) Revenue recognition

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

China’s real estate industry experienced a steep downturn since the second half of 2021 and many real estate developers faced severe operational challenges. This had a direct and negative impact on the Group’s online advertising and e-commerce businesses. Due to the continuous decline of the real estate industry, the recoverable amount and time of some customers’ transaction consideration cannot be reasonably expected. Since January 1, 2022, the Group has not recognized the revenue from such customers until the actual receipt of the transaction consideration.

E-commerce of discount coupons

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

E-commerce of commission coupons

The Group issues commission coupons and provides an information platform to individual brokers on which they can refer potential individual property buyers to real estate developers with whom the Group works. As long as the potential buyers who were referred by individual brokers reach a specific sale with the real estate developer, the individual brokers would redeem the commission coupons for the successful referrals, the group could earn the commission from the developer for the successful referrals. In this case, the Group has identified its clients as real estate developers and has identified a single performance obligation to provide the developer with successful referrals of the property purchases. The Group will recognize service revenue at a certain point in time when the obligations were fulfilled which were confirmed by real estate developers. Any commissions and other payments received in advance will be deferred until the obligations are fulfilled. The transaction price is the commission charged by the Group and is fixed in the confirmation letter. The Group will pay commissions for the individual brokers’ successful referrals only after the redemption of the commission coupons and the confirmation of the successful referrals of properties from real estate developers. The Group has the discretion to determine the amount of commission paid for the individual brokers’ successful referrals.

Set out below is the disaggregation of the Group’s revenue from E-commerce:

	Year Ended December 31,
	2020	2021	2022
	$	$	$
E-commerce of discount coupons	547,895,262	411,097,123	182,940,792
E-commerce of commission coupons	—	—	95,522,903

Total revenue from E-commerce	547,895,262	411,097,123	278,463,695

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

Contract balances

The Group does not have unconditional right to the consideration for advertising or listing services until all promises have been fulfilled and therefore initially records a contract asset when recognizing revenue. Upon fulfillment of all advertising or listing services, contract assets will be reclassified as a receivable. Contract assets, net, recognized were $1,415,241 and nil as of December 31, 2021 and 2022 respectively.

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

Financing Component

In determining the transaction price, the Group adjusts the promised amount of consideration to determine the cash selling price of the service to be delivered and reflect the time value of money if the contract has a significant financing component. As a result of the adjustment to the transaction price, the Group recognized interest income amounting to $4,454,077, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively.

(s) Cost of revenue

Cost of revenue consists of costs associated with the production of websites, which includes fees paid to third parties for internet connection, content and services, editorial personnel related costs, amortization of intangible assets, depreciation associated with website production equipment and fees paid to media outlets for advertising resources.

(t) Marketing and advertising expenses

Marketing and advertising expenses consist primarily of targeted online and offline marketing costs for promoting the Group’s e-commerce projects and the Group’s own brand building, such as Leju property visit, sponsored marketing campaigns, online or print advertising, public relations and sponsored events. The Group expenses all marketing advertising costs as incurred and record these costs within “Selling, general and administrative expenses” on the consolidated statements of operations when incurred. The nature of the Group’s direct marketing activities is such that they are intended to attract subscribers for the online advertising and potential property buyers to purchase the discount coupons. The Group incurred marketing and advertising expenses amounting to $523,315,406, $442,975,679 and $237,268,507 for the years ended December 31, 2020, 2021 and 2022, respectively.

(u) Commissions under commission coupons business

Commissions under commission coupons business are the fee paid for individual brokers’ successful referrals, upon the redemption of the commission coupons and confirmation from the real estate developer. The Group expenses all real estate agent commissions as incurred and records these costs within “Selling, general and administrative expenses” on the consolidated statements of operations when incurred. The Group incurred commissions amounting to nil, nil and $91,338,490 for the years ended December 31, 2020, 2021 and 2022, respectively. Any fee from the redemption of the commission coupons would be netted the commissions for individual brokers’ successful referrals on the consolidated statements of operations.

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

The Group recorded exchange losses $815,656 and $431,686, exchange gain $1,217,262 for the years ended December 31, 2020, 2021 and 2022, respectively, as a component of other income (loss), net, in the consolidated statements of operations.

(w) Government subsidies

Government subsidies include cash subsidies received by the Company’s subsidiaries and VIEs in the PRC from local governments. These subsidies are generally provided as incentives for conducting business in certain local districts and are typically granted based on the amount of value-added tax, and income tax generated by the Group in certain local districts. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purposes. The local governments have final discretion as to the amount of cash subsidies. Cash subsidies of $380,849, $560,394 and $297,663 were included in other operating income for the years ended December 31, 2020, 2021 and 2022, respectively. Subsidies are recognized when cash is received and when all the conditions for their receipt have been satisfied.

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

Balances of the allowance for credit losses for accounts receivable and contract assets by each risk category are as follows:

	Year Ended December 31,
	2021	2022
	$	$
Balances of customers with good credit rating	—	—
Balances of customers with pledged credit risk	1,126,119	2,354,182
Balances of customers with high credit risk	112,183,037	105,189,074
Balances of customers with normal risk	2,065,475	4,305,326
	115,374,631	111,848,582

Movement of the allowance for credit losses for accounts receivable and contract assets is as follows:

	Year Ended December 31,
	2020	2021	2022
	$	$	$
Balance as of January 1	16,108,520	12,683,779	115,374,631
Provisions	4,535,063	101,172,959	9,148,173
Write-offs	(8,809,126)	(600,847)	(2,665,754)
Changes due to foreign exchange	849,322	2,118,740	(10,008,468)
Balance as of December 31	12,683,779	115,374,631	111,848,582

Movement of the allowance for other receivables in prepaid expenses and other current assets, is as follows:

	Year Ended December 31,
	2020	2021	2022
	$	$	$
Balance as of January 1	—	335,386	150,770
Provisions/(reversal)	335,386	(190,200)	434,867
Write-offs	—	—	—
Changes due to foreign exchange	—	5,584	(29,674)
Balance as of December 31	335,386	150,770	555,963

Movement of the allowance for customer deposits, is as follows:

	Year Ended December 31,
	2020	2021	2022
	$	$	$
Balance as of January 1	—	3,480	10,259,195
Provisions	3,480	10,286,671	4,035,869
Write-offs	—	—	(10,216,240)
Changes due to foreign exchange	—	(30,956)	(199,828)
Balance as of December 31	3,480	10,259,195	3,878,996

Movement of the allowance for amount due from related parties, is as follows:

	Year Ended December 31,
	2020	2021	2022
	$	$	$
Balance as of January 1	—	3,188	1,175
Provisions/(reversal)	3,188	(2,034)	(346)
Write-offs	—	—	—
Changes due to foreign exchange	—	21	(86)
Balance as of December 31	3,188	1,175	743

Movement of the allowance for other non-current assets, is as follows:

As of December 31,
2022
$
Balance as of January 1	—
Provisions	124,995
Write-offs	—
Changes due to foreign exchange	(4,865)
Balance as of December 31	120,130

Details of the accounts receivable and contract assets from customers accounting for 10% or more of total accounts receivable and contract assets are as follows:

	As of December 31,
	2021	2022
Customer A	$	$
Accounts receivable, gross	96,510,078	88,285,716
Allowance for credit losses	(96,510,078)	(88,285,716)
Accounts receivable, net	—	—

(y) Income (Loss) per ADS

Basic income (loss) per ADS is computed by dividing income (loss) attributable to holders of ADS by the weighted average number of ADS outstanding during the period.

Diluted income (loss) per ADS reflects the potential dilution that could occur if securities or other contracts to issue ADS were exercised or converted into ADS.

The following table sets forth the computation of basic and diluted income (loss) per ADS for the periods indicated:

	Year Ended December 31,
	2020	2021	2022
Net income (loss) attributable to Leju ordinary shareholders—basic and diluted	$19,302,238	$(150,933,535)	$(89,668,194)

Weighted average number of ADS outstanding—basic	13,607,079	13,665,216	13,704,238

Stock options and restricted shares	149,378	—	—
Weighted average number of ADS outstanding-diluted	13,756,457	13,665,216	13,704,238

Basic income (loss) per ADS	$1.42	$(11.05)	$(6.54)

Diluted income (loss) per ADS	$1.40	$(11.05)	$(6.54)

Diluted income (loss) per ADS reflects the potential dilution that could occur if securities or other contracts to issue ADS were exercised or converted into ADS. Diluted income (loss) per ADS does not include the following instruments as their inclusion would have been anti-dilutive:

	Year Ended December 31,
	2020	2021	2022
Share options and restricted shares	7,207,045	15,617,986	15,156,318

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

(ab) Impact of newly adopted accounting pronouncement

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805) – Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which requires that an acquirer recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, as if it had originated the contracts. Prior to this ASU, an acquirer generally recognizes contract assets acquired and contract liabilities assumed that arose from contracts with customers at fair value on the acquisition date. The ASU is effective for fiscal years beginning after December 15, 2022, with early adoption permitted. The ASU is to be applied prospectively to business combinations occurring on or after the effective date of the amendment (or if adopted early as of an interim period, as of the beginning of the fiscal year that includes the interim period of early application). The Company adopted this guidance on January 1, 2022 with no material impact on its audited consolidated financial statements.

(ac) Recent issued accounting pronouncements not yet adopted

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820) – Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Group for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The ASU is currently not expected to have a material impact on the Company’s consolidated financial statements

3. Leases

The Group leases office under non-cancelable operating lease agreements, which expire at various dates from 2022 to 2028. As of December 31, 2021 and 2022, the Group’s operating leases had a weighted average remaining lease term of 5.8 and 4.9 years and a weighted average discount rate of 5.61% and 5.61%, respectively. Future lease payments under operating leases as of December 31, 2022 were as follows:

As of December 31,
2022
$
2023	5,194,655
2024	4,572,378
2025	4,344,044
2026	4,064,720
2027	4,205,218
Then thereafter	1,027,182

Total future lease payments	23,408,197
Impact of discounting remaining lease payments	(2,930,806)

Total lease liabilities	20,477,391
Lease liabilities, current	5,037,796
Lease liabilities, non-current	15,439,595

Operating lease expenses for the years ended December 31, 2020, 2021 and 2022 were $6,016,402, $6,331,194 and $5,746,967, respectively, which did not include short-term lease cost. Short-term lease costs for the years ended December 31, 2020, 2021 and 2022 were $2,306,983, $2,302,019 and $1,233,347, respectively.

Cash paid for amounts included in the measurement of operating lease liabilities was $5,794,716, $6,287,094 and $5,698,668 for the years ended December 31, 2020, 2021 and 2022, respectively. Non-cash transaction amounts of lease liabilities arising from obtaining right-of-use assets were $1,967,269, $2,064,279 and $2,783,430 for the years ended December 31, 2020, 2021 and 2022, respectively.

4. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	2021	2022
	$	$
Furniture, fixtures and equipment	11,119,445	9,160,115
Leasehold improvements	5,269,934	4,238,863
Buildings	12,085,843	11,742,004
Motor vehicles	1,120,551	806,712

Total	29,595,773	25,947,694
Accumulated depreciation	(12,928,492)	(11,743,331)

Property and equipment, net	16,667,281	14,204,363

Depreciation expenses were $2,701,577, $2,374,493 and $1,743,030 for the years ended December 31, 2020, 2021 and 2022, respectively.

5. Intangible Assets, Net

			Weighted Average
			Remaining
			Amortization
	As of December 31,		Period in Years
	2021	2022
	$	$
Intangible assets subject to amortization are comprised of the following:
Advertising agency agreement with SINA	106,790,000	106,790,000	1.25
License agreements with SINA	80,660,000	80,660,000	1.25
Computer software licenses	2,432,242	1,841,885	1.96

Total intangible assets, gross	189,882,242	189,291,885	1.26

Less: Accumulated amortization
Advertising agency agreement with SINA	93,670,998	99,725,921
License agreements with SINA	70,902,383	75,405,899
Computer software licenses	2,011,103	1,701,890

Total accumulated amortization	166,584,484	176,833,710

Total intangible assets, net	23,297,758	12,458,175

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

Amortization expenses were $11,636,952, $10,994,923 and $10,839,284 for the years ended December 31, 2020, 2021 and 2022 respectively. The Group expects to record amortization expenses of $10,633,512, $1,813,828, $10,836 and nil for the years ending December 31, 2023, 2024, 2025 and 2026, respectively.

6. Borrowings

	As of December 31,
	2021	2022
	$	$
Short‑term borrowings	784,230	717,915

In September 2021, the Group entered into a one-year RMB 5.0 million facility agreement with Shanghai Pudong Development Bank. The interest rate was set at 65 basis points over Loan Prime Rate (“LPR”). The bank borrowing was unguaranteed and unsecured. The loan was refunded in September 2022.

In March 2022, the Group entered into a one-year RMB 5.0 million facility agreement with Shanghai Pudong Development Bank. The interest rate was priced at 80 basis points over LPR. The bank borrowing was unguaranteed and unsecured.

For the years ended December 31, 2020, 2021 and 2022, the Group recognized interest expenses of nil, $9,147 and $51,972 which was recorded in interest income, net.

7. Other Income (Loss), Net

	Year Ended December 31,
	2020	2021	2022
	$	$	$
Realized gain on marketable securities	—	2,127,985	31,891
Unrealized gain (loss) on marketable securities	850,402	(1,722,700)	—
Income (loss) from sales of properties held for sales	14,141	(17,430)	742
Foreign exchange gain (loss)	(815,656)	(431,686)	1,217,262
Others	251,169	252,706	246,497

Total	300,056	208,875	1,496,392

8. Income Tax

The following table summarizes income (loss) before income taxes incurred in the PRC and outside of the PRC:

	Year Ended December 31,
	2020	2021	2022
	$	$	$
Income (loss) before income taxes:
PRC	40,605,716	(148,696,060)	(99,596,774)
Outside of PRC	(8,918,616)	(14,711,876)	(2,197,049)

Total	31,687,100	(163,407,936)	(101,793,823)

Expenses (benefits) for income taxes are comprised of:

	Year Ended December 31,
	2020	2021	2022
	$	$	$
Current Tax
PRC	2,725,114	(1,409,996)	(32,295,286)
Outside of PRC	6,600	4,895	276

	2,731,714	(1,405,101)	(32,295,010)

Deferred Tax
PRC	7,933,308	(12,092,683)	20,174,775
Outside of PRC	—	—	—

	7,933,308	(12,092,683)	20,174,775

Income tax expense (benefits)	10,665,022	(13,497,784)	(12,120,235)

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

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to tax authority’s mistake or due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 ($14,358) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion.

The principal components of the deferred income tax assets/liabilities are as follows:

	As of December 31,
	2021	2022
	$	$
Deferred tax assets:
Accrued salary expenses	4,987,961	2,792,431
Bad debt provision	28,843,655	29,096,796
Net operating loss carry-forwards	40,000,359	24,801,075
Advertising expenses	1,441,682	1,013,274
Accrued expense	2,434,194	8,862,609
Others	629,598	508,950
Gross deferred tax assets	78,337,449	67,075,135
Valuation allowance	(26,732,045)	(41,617,648)
Total deferred tax assets	51,605,404	25,457,487

Deferred tax liabilities:
Intangible assets from acquisition and other assets	6,042,540	3,517,837
Total deferred tax liabilities	6,042,540	3,517,837

The majority of deferred tax liabilities were recognized for temporary differences between the tax basis of intangible assets recognized from acquisitions and their reported amounts in the financial statements.

Movement of the valuation allowance is as follows:

	Year Ended December 31,
	2020	2021	2022
	$	$	$
Balance as of January 1	(5,634,684)	(5,714,480)	(26,732,045)
Reversal/(Additions)	291,962	(20,905,451)	(17,978,965)
Write-offs	—	393,251	138,479
Changes due to exchange rate translation	(371,758)	(505,365)	2,954,883
Balance as of December 31	(5,714,480)	(26,732,045)	(41,617,648)

The Group recognized a valuation allowance against deferred tax assets on tax loss carry-forwards of $20,905,451 and $17,978,965 for the years ended December 31, 2021 and 2022, respectively. The Group reversed a valuation allowance against deferred tax assets on tax loss carry forwards of $291,962 for the year ended December 31, 2020.

The Group assesses available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2022. Such objective evidence limits the Group’s ability to consider other subjective evidence such as its projections for future growth.

On the basis of this evaluation, as of December 31, 2022, a valuation allowance of $41,617,648, of which $22,071,429 was for bad debt provision and $19,546,219 was for net operating loss carry-forwards, was recorded to reflect only the portion of the deferred tax assets that is not more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carry forwards period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as the Group’s projections for growth.

Reconciliation between the provision for income tax computed by applying the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2020	2021	2022
PRC income tax rate	25.00%	25.00%	25.00%
Share based compensation expenses not deductible for tax purposes	2.35%	(0.25)%	(0.45)%
Other expenses not deductible for tax purposes	(0.12)%	0.17%	0.30%
Effect of tax holiday	(0.27)%	(5.29)%	(5.15)%
Effect of different tax rate of subsidiary operation in other jurisdiction	3.20%	(2.00)%	(0.09)%
Valuation allowance movement	(0.82)%	(12.37)%	(8.17)%
Withholding tax	4.32%	3.01%	0.48%
	33.66%	8.27%	11.92%

The aggregate amount and per share effect of the tax holiday are as follows:

	Year Ended December 31,
	2020	2021	2022
	$	$	$
The aggregate dollar effect	85,461	(8,646,324)	(5,247,214)
Per ADS effect—basic	0.01	(0.63)	(0.38)
Per ADS effect—diluted	0.01	(0.63)	(0.38)

As of December 31, 2021 and 2022, the Group had tax operating loss carry-forwards of $205,754,412, and $35,032,374, respectively. The tax operating losses of entities not qualified as HNTE are available for offset against future profits that may be carried forward until calendar years 2026 and 2027, respectively and further to 2031 and 2032, respectively for qualified HNTE according to the public announcement made by the State Administration of Taxation in China in 2022.

Undistributed losses of the Company’s PRC subsidiaries of approximately $98,486,420 at December 31, 2022, no provision for PRC dividend withholding tax has been provided thereon.

9. Share-Based Compensation

Leju Plan

In November 2013, the Company adopted a share incentive plan (“Leju Plan”), which allows the Company to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to the Group. Under the Leju Plan, the maximum number of shares that may be issued would be 8% of the total outstanding shares on an as-converted and fully diluted basis as of the effective date of the plan, and would be increased automatically by 5% of the then total outstanding shares on an as-converted fully diluted basis on each of the third, sixth and ninth anniversaries of the effective date of the Leju Plan. On December 1, 2016, the award pool under Leju plan was automatically increased by 7,553,422 ordinary shares. On December 1, 2019, the award pool under Leju plan was automatically increased by 7,833,224 ordinary shares. On December 1, 2022, the award pool under Leju plan was automatically increased by 8,020,119 ordinary shares. Options have a ten-year life.

Share Options:

During 2020 and 2022, there were no options granted under Leju Plan.

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

The Company has used the binomial model to estimate the fair value of the options granted under the Leju Plan. The fair value per option was estimated at the date of grant using the following assumptions:

2021
Risk-free rate of return	1.56%
Contractual life of option	10 years
Estimated volatility	72.06%
Dividend yield	0.00%

A summary of option activities under the Leju Plan during the year ended December 31, 2022 is presented below:

			Weighted
			Average
			Remaining	Aggregate
		Weighted	Contractual	Intrinsic
	Number of	Average	Term	Value of
	Options	Exercise Price	(in years)	Options
		$		$
Outstanding, as of January 1, 2022	15,617,986	2.72	5.71
Granted	—	—
Exercised	—	—		—
Forfeited	(728,336)	3.19
Outstanding, as of December 31, 2022	14,889,650	2.70	4.74
Vested and expected to vest as of December 31, 2022	14,555,100	2.74	4.66
Exercisable as of December 31, 2022	12,146,984	3.11	3.94

The weighted average grant-date fair value of the options granted in 2021 was $1.74 per share. For the years ended December 31, 2020, 2021 and 2022, the Company recorded compensation expenses of $1,415,526, $1,519,778 and $1,789,992 for the share options granted to the Group’s employees, respectively. During the years ended December 31, 2020, 2021 and 2022, 429,968, 146,582 and nil options were exercised having a total intrinsic value of $471,610, $193,492 and nil, respectively. The proceeds from exercise of options were $611,734, $208,025 and nil for the years ended December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2022, there was $2,350,594 of total unrecognized compensation expense related to unvested share options granted under the Leju Plan. That cost is expected to be recognized over a weighted-average period of 1.31 years.

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

There were no restricted shares granted under Leju Plan in 2021 and 2022.

A summary of restricted share activity under the Leju Plan during the year ended December 31, 2022 is presented below:

		Weighted
	Number of	Average
	Restricted	Grant-date
	Shares	Fair Value
		$
Outstanding, as of January 1, 2022	616,668	1.52
Granted	—	—
Vested	350,000	1.54
Forfeited	—	—
Outstanding, as of December 31, 2022	266,668	1.50

The total grant-date fair value of restricted shares vested in 2020, 2021 and 2022 was 137,500, $537,498 and nil, respectively.

For the years ended December 31, 2020, 2021 and 2022, the Company recorded compensation expenses of $137,500, $137,500 and $34,375 for the restricted shares granted to the Group’s employees which did not include the restricted shares granted as the bonus for the senior management team, respectively.

As of December 31, 2022, there was no unrecognized compensation expense related to unvested restricted shares granted under the Leju Plan.

10. Employee Benefit Plans

The Group’s PRC subsidiaries and VIEs are required by law to contribute a certain percentage of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed $8,027,949, $14,677,938, and $12,357,772 for the years ended December 31, 2020, 2021 and 2022, respectively, for such benefits.

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

The amounts of the reserve fund for the Group as of December 31, 2021 and 2022 were $10,059,628 and $10,125,676, respectively.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $35,848,168 and $35,914,216, as of December 31, 2021 and 2022, respectively. The amount of $9,448,820 and $8,982,249 was attributed to general reserve and registered capital of the VIEs.

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

The following table summarizes the revenue information of the Group:

	Year Ended December 31,
	2020	2021	2022
	$	$	$
E-commerce of disount coupons	547,895,262	411,097,123	182,940,792
E-commerce of commission coupons	—	—	95,522,903
Online advertising	170,782,688	122,522,232	64,707,215
Listing	848,033	497,615	11,274
	719,525,983	534,116,970	343,182,184

Geographic

Substantially all of the Group’s revenues from external customers are located in the PRC.

Major customers

There were no customers from whom revenue accounted for 10% or more of total revenue for the years ended December 31, 2020, 2021 and 2022, respectively.

13. Related Party Balances and Transactions

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
E-House Enterprise

Mr. Xin Zhou, executive chairman of Leju, is E-House Enterprise’s chairman. E-House Enterprise was a subsidiary of E-House before it became a listed company in Hong Kong in July, 2018.Leju became a subsidiary of E-House Enterprise as of November 4, 2020.

E-House

Under the common control of E-House Holdings until December 30, 2016, and E-House Holdings was the largest shareholder from December 31, 2016 to November 4, 2020. Mr. Xin Zhou, executive chairman of Leju, is E-House’s ultimate controller. (Note 1).

SINA	A shareholder with significant influence
Tencent Holdings Ltd. or certain of its affiliates (“Tencent”)	A shareholder with significant influence
Alibaba Investment Ltd. or certain of its affiliates (“Alibaba”)	A shareholder with significant influence on TM Home, the Company’s controlling shareholder, since November 4, 2021. (Note 1)
Shanghai Tianji Network Services Ltd. (“Tianji Network”) (formerly known as Shanghai Yunchuang Information & Technology Ltd.)	Mr. Xin Zhou, executive chairman of Leju, is Tianji Network’s ultimate controller by May 2021. Tianji Network became a subsidiary of E-House Enterprise since May 2021.
Yunnan Huixiangju Information & Consultant Ltd. (“Huixiangju”)	One of the Group’s investment affiliates and the Group owns 51% equity interest and has significant influence
Suzhou Qianyisheng Information & Consultant Ltd. (“Qianyisheng”)	One of the Group’s investment affiliates and the Group owns 19% equity interest and has significant influence Qianyisheng dissolved in July, 2022.
Shanghai Quanzhuyi Home Furnishing Accessories Ltd. (“QuanZhuYi”)	One of the Group’s investment affiliates and the Group owns 13.5% equity interest and has significant influence
Jupai Holdings Ltd. (“Jupai”)	Mr. Xin Zhou, executive chairman of Leju, is Jupai’s director. E-House Holdings has significant influence on Jupai and Leju

Subsequent to Leju’s IPO, E-House began charging the Group corporate service fees pursuant to agreements entered into in March 2014 in connection with Leju’s IPO. Under these service arrangements, E-House provides various corporate support services to the Group, including general finance and accounting, human resource management, administrative, internal control and internal audit, operational management, legal and information technology. The termination provisions in the arrangements were amended on November 4, 2020 and E-House continues to provide such services under the amended services arrangements. E-House charges the Group a fee based on an estimate of the actual cost incurred to provide such services, which amounted to $1,910,204 and $1,352,382 for the years ended December 31, 2020 and 2021, respectively.

Since 2022, E-House Enterprise provides such services to the Group. E-House Enterprise charges the Group a fee based on an estimate of the actual cost incurred to provide such services, which amounted to $1,335,164 for the years ended December 31, 2022.

During the years ended December 31, 2020, 2021 and 2022, significant related party transactions were as follows:

	Year Ended December 31,
	2020	2021	2022
	$	$	$
Corporate service provided by E-House under service agreements	1,910,204	1,352,382	—
Corporate service provided by E-House Enterprise	—	—	1,335,164
Online advertising resources fee recognized as cost of revenues purchased from SINA	29,322,241	10,078,875	110,464
Online advertising resources fee recognized as cost of revenues purchased from Tencent	17,790,501	18,671,019	14,787,449
Services purchased from/rental cost paid to E-House	764,952	886,866	700,726
Services purchased from E-House Enterprise	21,429,920	20,557,777	7,694,981
Services purchased from Alibaba (Note A)	*	875,072	855,183
Services purchased from Jupai	34,160	—	24,372
Services purchased from Tianji Network (Note B)	493,176	69,762	—
Total services purchased from related parties	71,745,154	52,491,753	25,508,339
Online advertising services provided to E-House	—	484,185	—
Services provided to E-House Enterprise	1,392,190	36,334	—
Services provided to Investing affiliates	2,393,204	548,075	109,934
Total online advertising services provided to related parties	3,785,394	1,068,594	109,934
Fee paid to Tencent for advertising resources on behalf of customers (Note C)	43,083,548	2,502,309	1,798,079

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

The transactions are measured at the amount of consideration established and agreed to by the related parties.

As of December 31, 2021 and 2022 amounts due from related parties were comprised of the following:

	As of December 31,
	2021	2022
	$	$
Investing affiliates (1)	708	—
Tencent (2)	3,581,609	1,855,275
Alibaba(3)	332,243	498,258
E-House (4)	—	123,010
Allowance for current expected credit losses	(1,175)	(743)
Total	3,913,385	2,475,800

As of December 31, 2021 and 2022, amounts due to related parties were comprised of the following:

	As of December 31,
	2021	2022
	$	$
E-House (4)	2,201,127	—
SINA (5)	1,479,957	1,382,173
Investing affiliates (1)	—	124,208
E-House Enterprise (6)	3,950,839	3,298,210
Total	7,631,923	4,804,591
(1)	The amounts due from affiliates as of December 31, 2021 represent the expense paid on behalf of Qianyisheng.

The amounts due to affiliates as of December 31, 2022 represent the advance from Huixiangju.

(2)	The amounts due from Tencent as of December 31, 2021 and 2022 represent prepaid fees for online advertising resources.
(3)	The amounts due from Alibaba as of December 31 2022 and 2022 represent prepaid fees for online advertising resources and technical service.
(4)	The amount due to E-House as of December 31, 2021 was primarily for the payable for corporate service fees charged by E-House. The amount due from E-House as of December 31, 2022 was primarily for the prepayment for the service purchased from E-House.
(5)	The amounts due to SINA as of December 31, 2021 and 2022 represents payable for online advertising resources fee.
(6)	The amounts due to E-House Enterprise as of December 31, 2021 and 2022 represent net results for receivable for online advertising revenue from E-House Enterprise and payable for marketing service fees charged by E-House Enterprise.

The roll forward of the payable to / (receivable from) E-House for the years ended December 31, 2020, 2021 and 2022 is as follows:

		Year Ended December 31,
		2020	2021	2022
		$	$	$
Balance at January 1		(555,652)	129,566	2,201,127
Corporate service provided by E-House under services agreements	(A)	1,910,204	1,352,382	—
Service provided to E-House	(A)	—	(484,185)	—
Service purchased from/rental cost paid to E-House	(A)	764,952	886,866	700,726
Net received/(payment)	(B)	(1,989,938)	316,498	(3,024,863)
Balance at December 31		129,566	2,201,127	(123,010)

	As of December 31,
	2021	2022
	$	$
Net results for service fee (A and B)	2,201,127	(123,010)
Amounts due/(from) to E-House	2,201,127	(123,010)
(A)	Represents the services provided by or to E-House.
(B)	Represents net cash flow for activities between the Company and E-House.

The roll forward of the payable to E-House Enterprise for the years ended December 31, 2020, 2021 and 2022 is as follows:

		Year Ended December 31,
		2020	2021	2022
		$	$	$
Balance at January 1		(906,009)	2,238,543	3,950,839
Corporate service provided by E-House Enterprise	(C)	—	—	1,335,164
Service provided to E-House Enterprise	(C)	(1,392,190)	(36,334)	—
Service purchased from E-House Enterprise	(C)	21,429,920	20,557,777	7,694,981
Net payment	(D)	(16,893,178)	(18,809,147)	(9,682,774)
Balance at December 31		2,238,543	3,950,839	3,298,210
(C)	Represents services provided by or to E-House Enterprise.
(D)	Represents net cash flow for the activities between the Company and E-House Enterprise.

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

15. Subsequent Events

E-House Enterprise announced its proposed restructuring of certain notes previously issued by E-House Enterprise (the “Restructuring”) on April 3, 2023. As a result of a series of steps in connection with the proposed Restructuring, a special purpose vehicle established for the holders of certain notes of E-House Enterprise (the “Creditor SPV”), and Alibaba Investment limited and its affiliate will hold approximately 54.2% and 10.8% of the shares of TM Home, respectively, which will result in E-House Enterprise ceasing to be a controlling beneficial owner of Leju. The remaining 35% of the shares of TM Home will be held by E-House Enterprise and its affiliates, of which 15% will be transferred to a special purpose vehicle held by the members of senior management of TM Home appointed by E-House Enterprise. E-House Enterprise will further use reasonable endeavors to sell or procure the sale of the shares of TM Home held by the Creditor SPV and Alibaba Investment, which will cause further changes in the beneficial ownership of the Group. The potential change in the Group’s controlling shareholders is subject to the effectiveness of the proposed Restructuring, including the approval of the proposed Restructuring by E-House Enterprise’s noteholders.