Form 20-F
period 2023-12-31
Leju Holdings Ltd
filed 2024-05-14
CIK 1596856

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023.

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

S7-02, Building 1, Yard 22, Xidawang Road,

Chaoyang District, Beijing 100022

The People’s Republic of China

(Address of principal executive offices)

Li Yuan, Chief Financial Officer

Leju Holdings Limited

S7-02, Building 1, Yard 22, Xidawang Road,

Chaoyang District, Beijing 100022

People’s Republic of China

Telephone: +86 10 8515 0515

Email: ir@leju.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

American depositary shares, each representing ten ordinary shares

Ordinary shares, par value US$0.001 per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

137,839,249 ordinary shares (excluding the 3,180,170 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan), par value $0.001 per share, as of December 31, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes     No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes     No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes     No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒  Yes     No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐  Yes    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐  Yes     No  ☐

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“Leju” are to Leju Holdings Limited;
●	“variable interest entities” or “VIEs” are to Beijing Leju, Leju Hao Fang and Beijing Jiajujiu, and their respective subsidiaries. The variable interest entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. Investors are purchasing an interest in Leju Holdings Limited, a Cayman Islands holding company with no operations of its own. Leju Holdings Limited does not have any equity ownership in the variable interest entities;
●	“we,” “us,” “our company,” or “our” are to Leju Holdings Limited and its subsidiaries. We conduct operations in China through (i) our PRC subsidiaries, and (ii) the variable interest entities, with which we have maintained contractual arrangements, and their subsidiaries;
●	“ADSs” are to our American depositary shares, each of which represents one ordinary share; Prior to May 20, 2022, each of our ADSs represented one ordinary share. On May 20, 2022, we effected a change in the ratio of our ADSs to ordinary shares from one ADS representing one ordinary share to one ADS representing ten ordinary shares, or the ADS Ratio Change. Except as otherwise noted, the ADS Ratio Change has been retroactively reflected in this annual report on Form 20-F
●	“Alibaba” are to Alibaba Group Holding Limited;
●	“Beijing Leju” are to Beijing Yisheng Leju Information Services Co., Ltd.;
●	“Beijing Jiajujiu” are to Beijing Jiajujiu E-Commerce Co., Ltd.;
●	“Beijing Maiteng” are to Beijing Maiteng Fengshun Science and Technology Co., Ltd.;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;
●	“E-House” are to E-House (China) Holdings Limited, a Cayman Islands exempted company with limited liability, and its predecessor entities;
●	“E-House Enterprise” are to E-House (China) Enterprise Holdings Limited, an exempted company incorporated in the Cayman Islands with limited liability and listed on the main board of the Hong Kong Stock Exchange (stock code: 2048);
●	“O2O services” are to online to offline services, including in connection with the marketing of new residential properties by developers;
●	“ordinary shares” to our ordinary shares, par value $0.001 per share;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“Shanghai SINA Leju” are to Shanghai SINA Leju Information Technology Co., Ltd.;
●	“Leju Hao Fang” are to Shanghai Leju Hao Fang Information Service Co., Ltd. (formerly known as Shanghai Yi Xin E-Commerce Co., Ltd.);

●	“Shanghai Yi Yue” are to Shanghai Yi Yue Information Technology Co., Ltd.;
●	“SINA” are to SINA Corporation;
●	“Tencent” are to Tencent Holdings Limited or certain of its affiliates which have entered into agreements with us as described under “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions and Agreements with Tencent,” as applicable;
●	“TM Home” are to TM Home Limited;
●	“U.S. dollars”, “US$”, “$”, and “dollars” are to the legal currency of the United States; and
●	“Weixin” are to Tencent’s social communication platform “wechat.”

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

You can identify these forward-looking statements by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

●	our anticipated growth strategies;
●	our future business development, results of operations and financial condition;
●	expected changes in our revenues and certain cost or expense items;
●	our ability to attract clients and further enhance our brand recognition;
●	trends and competition in the real estate services industry; and
●	the government policies, regulations, measures aimed at China’s real estate industry.

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

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entities

Leju Holdings Limited is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the variable interest entities. We conduct our operations primarily through our PRC subsidiaries and the variable interest entities (including the variable interest entities and their subsidiaries) in China. PRC laws and regulations restrict and impose conditions on foreign investment in the internet industry and there is uncertainty over administrative practice in advertising industries. Accordingly, we operate part of our business through the variable interest entities, and rely on contractual arrangements among our PRC subsidiaries, the variable interest entities and their shareholders to conduct the business operations of the variable interest entities. Revenues contributed by the variable interest entities accounted for 99.9%, 100.0% and 100.0% of our total revenues for the years of 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to Leju Holdings Limited and its subsidiaries. Holders of Leju’s ADSs hold equity interest in Leju Holdings Limited, our Cayman Islands holding company; by investing in Leju’s ADSs, they do not, and may never, have direct or indirect interest in the variable interest entities in China. The variable interest entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. Leju is a holding company with no operations of its own. We do not have any equity ownership in the variable interest entities.

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

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the variable interest entities, and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in PRC courts. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with Beijing Leju, Leju Hao Fang and Beijing Jiajujiu and their respective shareholders for a portion of our operations, which may not be as effective as direct ownership in providing operational control” and “—The shareholders of the variable interest entities may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of Leju, a Cayman Islands holding company, with respect to its contractual arrangements with the variable interest entities and their shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the variable interest entities is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our advertising services business and real estate online business in China do not comply with PRC governmental restrictions on foreign investment in the advertising industry or the internet information service industry, we could be subject to severe penalties” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China —Uncertainties with respect to the PRC legal system could adversely affect us” and “—Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the variable interest entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, Beijing Leju, Beijing Jiajujiu, Beijing Yisheng Leju Finance Culture Media Co., Ltd. and Beijing Weike Union Information Technology Co., Ltd., both subsidiaries of Beijing Leju, Beijing Yisheng Leju Internet Technology Co., Ltd., a subsidiary of Beijing Jiajujiu, and Leju Hao Fang, each holds a valid ICP license issued by the local provincial branch of the MIIT for the operation of our value-added telecommunication business. Beijing Leju and Beijing Yisheng Leju Finance Culture Media Co., Ltd. each holds a radio and television program production business license issued by the local branch of the National Radio and Television Administration for the production and distribution of radio and television programs, and the business scope of the business licenses of Beijing Leju and its subsidiaries which engage in the advertising business includes operating advertising business. These licenses are essential to the operation of our online real estate business. In addition, Beijing Leju, Leju Hao Fang and/or Beijing Jiajujiu and their respective subsidiaries do not have internet publication licenses and licenses for online transmission of audio-visual programs, and are not applying for these licenses. For those video/audio programs and certain other forms of content that we believe are subject to the requirements of these licenses, such programs and content are hosted by SINA through our contractual arrangement with SINA. In the case that SINA does not possess the necessary licenses and permits, our video/audio programs and other content hosted by SINA are subject to the risk of being suspended by government authorities. Moreover, we cannot assure you that government would not require us to obtain these licenses separately for operation of our own websites and those websites licensed to us even if the underlying hosting of the relevant content may be provided by a qualified third party. If we are required to apply for such licenses, we can provide no assurance that we will procure and maintain such additional licenses. As advised by our PRC counsel, Fangda Partners, except for internet publication licenses and licenses for online transmission of audio-visual programs, we believe our PRC subsidiaries and the variable interest entities have obtained all of the requisite licenses and permits from the PRC government authorities that are necessary for the business operations.

Furthermore, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. In connection with our issuance of securities to foreign investors in the past, under current PRC laws, regulations, and rules, as of the date of this annual report, we, our PRC subsidiaries, and the variable interest entities (i) have not been required to obtain permissions from or complete filings with the China Securities Regulatory Commission, or the CSRC, (ii) have not been required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or have not been denied such requisite permissions by the CSRC or the CAC. Our PRC counsel, Fangda Partners, has consulted the government authorities, which acknowledged that, under the currently effective PRC laws and regulations, a company already listed in a foreign stock exchange before promulgation of the latest Cybersecurity Review Measures is not required to go through a cybersecurity review by the CAC to conduct a securities offering or maintain its listing status on the foreign stock exchange on which its securities have been listed. Therefore, we believe that under the currently effective PRC laws and regulations, we are not required to go through a cybersecurity review by the CAC for conducting a securities offering.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, an overseas listed company shall file with the CSRC within three business days after the completion of its subsequent securities offering on the same market, and an overseas listed company shall file with the CSRC within three business days after its application of offering and listing on a different market. If an overseas listed company purchases PRC domestic assets through a single or multiple acquisitions, share swaps, shares transfers or other means, and such purchase constitutes direct or indirect listing of PRC domestic assets, a filing with the CSRC is also required. In addition, an overseas listed company is required to report to the CSRC the occurrence of any of the following material events within three business days after the occurrence and announcement thereof: (i) a change of control of the listed company; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or the competent authorities in respect of the listed company; (iii) a change of listing status or transfer of listing segment; and (iv) the voluntary or mandatory delisting of the listed company. If there is any material change of the principal business of the listed company after the overseas offering and listing so that the listed company is no longer required to file with the CSRC, it shall file a specific report and a legal opinion issued by a domestic law firm to the CSRC within three business days after the occurrence hereof. On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that the domestic companies that have already been listed overseas on or before the effective date of the Overseas Listing Trial Measures (i.e., March 31, 2023) shall be deemed as existing issuers. Existing issuers are not required to complete the filling procedures, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved.

Based on the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, we were advised by our PRC Counsel, Fangda Partners, that under the currently effective PRC laws and regulations, we are not required to obtain permissions from or complete filings with the CSRC. However, as the Overseas Listing Trial Measures is relatively new and there is no clear guidance or explanation regarding the reporting obligation of an existing issuer under the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, we cannot assure you that whether we will need to go through the reporting procedures with the CSRC for our recent delisting arrangements.

If (i) we do not receive or maintain any permissions or approvals or complete any reporting obligations, (ii) we inadvertently concluded that certain permissions, approvals have been acquired or are not required, or certain reporting obligations have been completed or are not required, or (iii) applicable laws, regulations or interpretations thereof change and we become subject to the requirement of additional permissions, approvals or reporting obligations in the future, we cannot assure you that we will be able to obtain such permissions or approvals or complete such reporting obligations in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

For more detailed information, see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business—If we fail to obtain or keep licenses, permits or approvals applicable to the various online real estate services provided by us, we may incur significant financial penalties and other government sanctions” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and/or report and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting obligations.”

Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded in the over-the-counter trading market in the United States. We have appointed Yu Certified Public Account, P.C., or Yu CPA, for the audit of the consolidated financial statements since the fiscal year ended December 31, 2019. Yu CPA is a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB, and was not included in the determinations made by the PCAOB on December 16, 2021. Our predecessor auditor’s work related to our operations in China for the fiscal years 2012 to 2018 was not inspected by the PCAOB. There is no guarantee that our current auditor or any future auditor engaged by us would remain subject to full PCAOB inspection during the entire term of our engagement, which may impact our ability to remain traded in the United States. The related risks and uncertainties could cause the value of the ADSs to significantly decline. Although we believe that the HFCAA and the related regulations do not currently affect us, we cannot assure you that there will not be any further implementations and interpretations of the HFCAA or the related regulations, which might pose regulatory risks to and impose restrictions on us in the future. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Although our independent registered public accounting firm is registered with the PCAOB and currently subject to periodic PCAOB inspection, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our ADSs may be prohibited from trading.”

Cash and Asset Flows through Our Organization

Leju Holdings Limited is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and the variable interest entities in China. As a result, although other means are available for us to obtain financing at the holding company level, Leju Holdings Limited’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by our PRC consolidated variable interest entities. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Leju Holdings Limited. In addition, our PRC subsidiaries are permitted to pay dividends to Leju Holdings Limited only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and consolidated variable interest entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries and the variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the variable interest entities in which we have no legal ownership, totaling $42.1 million, $41.7 million and $41.7 million as of December 31, 2021, 2022 and 2023, respectively. Furthermore, cash transfers from our PRC subsidiaries and the variable interest entities to entities outside of China are subject to PRC governmental control on currency conversion. As a result, the funds in our PRC subsidiaries or the variable interest entities in China may not be available to fund operations or for other use outside of China, such as the payments of dividends to U.S. investors, due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the variable interest entities by the PRC government on such currency conversion. For risks related to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our PRC subsidiaries and consolidated variable interest entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements” and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”

Under PRC law, Leju Holdings Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the variable interest entities only through loans, subject to satisfaction of applicable government registration and approval requirements. In the years ended December 31, 2021, 2022 and 2023, Leju Holdings Limited extended loans with outstanding principal amount of RMB40.0 million, RMB40.0 million and RMB40.0 million, respectively, to our intermediate holding companies and subsidiaries, and the variable interest entities received RMB40.0 million, RMB40.0 million and RMB40.0 million as capital or investment, respectively. Furthermore, cash transfers from Leju to our PRC subsidiaries and the variable interest entities are subject to PRC governmental control on currency conversion. As a result, the funds held by Leju may not be available to fund the operations of our PRC subsidiaries or the variable interest entities in China. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”

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

Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2021, 2022 and 2023 and selected consolidated balance sheet data as of December 31, 2022 and 2023 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our selected consolidated statement of operations data for the fiscal years ended December 31, 2019 and 2020 and our consolidated balance sheet data as of December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements not included in this annual report.

Our selected consolidated financial data also includes certain non-GAAP measures, which are not required by, or presented in accordance with U.S. GAAP, but are included because we believe they are indicative of our operating performance and are used by investors and analysts to evaluate companies in our industry.

Our historical results do not necessarily indicate results expected for any future periods.

	Year Ended December 31,
Selected Consolidated Statement of Operations Data	2019	2020	2021	2022	2023

	(in thousands of $, except share and per share data)
Revenues
E-commerce	547,184	547,895	411,097	278,464	266,134
Online advertising	143,779	170,783	122,522	64,707	50,720
Listing	1,642	848	498	11	—
Total net revenues	692,605	719,526	534,117	343,182	316,854
Cost of revenues	(68,298)	(73,762)	(55,801)	(30,604)	(23,095)
Selling, general and administrative expenses	(607,165)	(622,026)	(645,623)	(418,501)	(349,560)
Other operating income, net	598	381	560	298	(2,940)
Income (loss) from operations	17,740	24,119	(166,747)	(105,625)	(58,741)
Income (loss) before income taxes and income (loss) from equity in affiliates	19,871	31,687	(163,408)	(101,794)	(57,554)
Net income (loss)	10,872	20,998	(149,924)	(89,691)	(55,773)
Net income (loss) attributable to Leju Holdings Limited shareholders(1)	11,522	19,302	(150,934)	(89,668)	(55,934)
Income (loss) per ADS(1):
Basic	0.85	1.42	(11.05)	(6.54)	(4.07)
Diluted	0.85	1.40	(11.05)	(6.54)	(4.07)
Weighted average numbers of ADS used in computation:
Basic	13,577,079	13,607,079	13,665,216	13,704,238	13,754,135
Diluted	13,581,175	13,756,457	13,665,216	13,704,238	13,754,135

Note:

(1)	On May 10, 2022, we announced that it would change its ADS to ordinary share ratio from one (1) ADS representing one (1) ordinary share to one (1) ADS representing ten (10) ordinary shares. The change in the ADS ratio was effective on May 20, 2022. For our ADS holders, the change in the ADS ratio had the same effect as a one-for-ten reverse ADS split. The ADS ratio change has no impact on our underlying ordinary share. ADS and income (loss) per ADS for 2019, 2020 and 2021 had been retrospectively adjusted accordingly.

	As of December 31,
Selected Consolidated Balance Sheet Data	2019	2020	2021	2022	2023

	(in thousands of $)
Cash and cash equivalents	159,012	284,489	250,314	123,378	48,204
Accounts receivable and contract assets, net of allowance	148,467	204,586	37,486	3,408	1,717
Total current assets	383,201	522,707	320,875	143,504	79,423
Intangible assets, net	45,581	34,213	23,298	12,458	1,790
Total assets	524,480	641,961	437,248	216,111	102,191
Amounts due to related parties	4,407	7,106	7,632	4,805	1,496
Total current liabilities	237,513	316,890	260,708	144,194	94,683
Total liabilities	272,121	347,176	286,189	163,151	103,487
Total Leju Holdings Limited shareholders’ equity	255,401	295,927	151,255	53,235	(1,173)

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

The following table reconciles our adjusted income (loss) from operations, adjusted net income (loss) and adjusted net income (loss) attributable to Leju Holdings Limited shareholders in the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP:

	Year Ended December 31,
	2019	2020	2021	2022	2023

	(in thousands of $)
Income (loss) from operations	17,740	24,119	(166,747)	(105,625)	(58,741)
Share-based compensation expense(1)	3,597	2,978	1,657	1,824	1,766
Amortization of intangible assets resulting from business acquisitions	12,611	11,180	10,558	10,558	10,558
Adjusted income (loss) from operations	33,948	38,277	(154,532)	(93,243)	(46,417)
Net income (loss)	10,872	20,998	(149,924)	(89,691)	(55,773)
Share-based compensation expense(1)	3,597	2,978	1,657	1,824	1,766
Amortization of intangible assets resulting from business acquisitions	12,611	11,180	10,558	10,558	10,558
Income tax benefits:
Current	—	—	—	—	—
Deferred(2)	(3,153)	(2,795)	(2,640)	(2,640)	(2,640)
Adjusted net income (loss)	23,927	32,361	(140,349)	(79,949)	(46,089)
Net income (loss)	11,522	19,302	(150,934)	(89,668)	(55,934)
Share-based compensation expense(1)	3,597	2,978	1,657	1,824	1,766
Amortization of intangible assets resulting from business acquisitions	12,611	11,180	10,558	10,558	10,558
Income tax benefits:
Current	—	—	—	—	—
Deferred(2)	(3,153)	(2,795)	(2,640)	(2,640)	(2,640)
Adjusted net income (loss) attributable to Leju Holdings Limited shareholders	24,577	30,665	(141,359)	(79,926)	(46,250)

Notes:

(1)	Share-based compensation expense includes share-based compensation expenses recorded by us for our own plans and options granted to our employees under E-House’s share incentive plan.
(2)	Represents the realization of deferred tax liabilities recognized for the temporary difference between the tax basis of intangible assets recognized from acquisitions and their reported amounts in the financial statements. The income tax impact on the share-based compensation expense and goodwill impairment are nil.

Financial Information Related to the Variable Interest Entities

The following table presents the condensed consolidating schedule of financial position for the variable interest entities and other entities as of the dates presented.

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2023
		Consolidated
	Company	Variable Interest
	Subsidiaries	Entities	Eliminations	Consolidated Total

	USD
	(In thousand)
Total net revenues	—	334,563	(17,709)	316,854
Cost of revenues	(6,322)	(16,773)	—	(23,095)
Selling, general and administrative expenses	(26,504)	(340,765)	17,709	(349,560)
Other operating (loss) income, net	(3,038)	98	—	(2,940)
Loss from operations	(35,864)	(22,877)	—	(58,741)
Loss before income taxes and income (loss) from equity in affiliates	(35,579)	(21,975)	—	(57,554)
Net loss	(20,326)	(35,447)	—	(55,773)

	For the Year Ended December 31, 2022
		Consolidated
	Company	Variable Interest
	Subsidiaries	Entities	Eliminations	Consolidated Total

	USD
	(In thousand)
Total net revenues	11	376,282	(33,111)	343,182
Cost of revenues	(6,210)	(24,394)	—	(30,604)
Selling, general and administrative expenses	(85,979)	(365,633)	33,111	(418,501)
Other operating income, net	24	274	—	298
Loss from operations	(92,154)	(13,471)	—	(105,625)
Loss before income taxes and income (loss) from equity in affiliates	(90,633)	(11,161)	—	(101,794)
Net loss	(78,809)	(10,882)	—	(89,691)

	For the Year Ended December 31, 2021
		Consolidated
	Company	Variable Interest
	Subsidiaries	Entities	Eliminations	Consolidated Total

	USD
	(In thousand)
Total net revenues	498	582,290	(48,671)	534,117
Cost of revenues	(8,071)	(47,730)	—	(55,801)
Selling, general and administrative expenses	(79,342)	(614,952)	48,671	(645,623)
Other operating income, net	116	444	—	560
Loss from operations	(86,799)	(79,948)	—	(166,747)
Loss before income taxes and income (loss) from equity in affiliates	(86,435)	(76,973)	—	(163,408)
Net loss	(68,394)	(81,530)	—	(149,924)

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2023
		Consolidated
	Company	Variable Interest
	Subsidiaries	Entities	Eliminations	Consolidated Total

	USD
	(In thousand)
Cash and cash equivalents	25,365	22,839	—	48,204
Accounts receivable and contract assets, net of allowance	708	1,009	—	1,717
Total current assets	170,215	51,549	(142,341)	79,423
Intangible assets, net	1,775	15	—	1,790
Total assets	174,980	69,552	(142,341)	102,191
Amounts due to related parties	—	138,189	(136,693)	1,496
Total current liabilities	4,383	226,993	(136,693)	94,683
Total liabilities	4,825	235,355	(136,693)	103,487
Total Leju Holdings Limited shareholders’ equity	170,159	(165,684)	(5,648)	(1,173)

	As of December 31, 2022
		Consolidated
	Company	Variable Interest
	Subsidiaries	Entities	Eliminations	Consolidated Total

	USD
	(In thousand)

Cash and cash equivalents	32,582	90,796	—	123,378
Accounts receivable and contract assets, net of allowance	780	2,628	—	3,408
Total current assets	139,755	107,852	(104,103)	143,504
Intangible assets, net	12,353	105	—	12,458
Total assets	164,672	155,542	(104,103)	216,111
Amounts due to related parties	4,137	99,028	(98,360)	4,805
Total current liabilities	35,508	207,046	(98,360)	144,194
Total liabilities	38,629	222,882	(98,360)	163,151
Total Leju Holdings Limited shareholders’ equity	126,047	(67,069)	(5,743)	53,235

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2023
		Consolidated
	Company	Variable Interest
	Subsidiaries	Entities	Consolidated Total

	USD
	(In thousand)
Net cash used in operating activities	(7,853)	(65,797)	(73,650)
Net cash provided by investing activities	1,875	706	2,581
Net cash used in financing activities	(740)	—	(740)

	For the Year Ended December 31, 2022
		Consolidated
	Company	Variable Interest
	Subsidiaries	Entities	Consolidated Total

	USD
	(In thousand)
Net cash used in operating activities	(14,784)	(93,192)	(107,976)
Net cash provided by/(used in) investing activities	80	(74)	6
Net cash used in financing activities	(52)	—	(52)

	For the Year Ended December 31, 2021
		Consolidated
	Company	Variable Interest
	Subsidiaries	Entities	Consolidated Total

	USD
	(In thousand)
Net cash provided by/(used in) operating activities	1,539	(41,428)	(39,889)
Net cash (used in)/provided by investing activities	(749)	431	(318)
Net cash provided by financing activities	1,033	—	1,033

A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs or ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business

●	Our business is susceptible to fluctuations in China’s real estate industry, which may materially and adversely affect our results of operations.
●	Our business may be materially and adversely affected by government measures aimed at China’s real estate industry.
●	We may fail to compete effectively, which could significantly reduce our market share and materially and adversely affect our business, financial condition and results of operations.
●	Failure to continue to develop and expand our content, service offerings and features, and to develop or incorporate the technologies that support them, could jeopardize our competitive position.
●	Failure to attract and retain qualified personnel at a reasonable cost could jeopardize our competitive position.
●	We derive a substantial portion of our revenues from several major urban centers in China, and we face market risk due to our concentration in these major urban areas.
●	We are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

Risks Related to Our Corporate Structure

●	Leju is a Cayman Islands holding company with no equity ownership in the variable interest entities. We conduct our operations primarily through our PRC subsidiaries and consolidated variable interest entities in China. Holders of Leju’s ADSs hold equity interest in Leju Holdings Limited, our Cayman Islands holding company, and do not have direct or indirect interest in the variable interest entities in China. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Leju, its PRC subsidiaries and consolidated variable interest entities, and investors of Leju face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group.
●	We rely on contractual arrangements with Beijing Leju, Leju Hao Fang and Beijing Jiajujiu and their respective shareholders for a portion of our operations, which may not be as effective as direct ownership in providing operational control.
●	Our ability to enforce the equity pledge agreements between us and the shareholders of Beijing Leju, Leju Hao Fang or Beijing Jiajujiu may be subject to limitations based on PRC laws and regulations.

Risks Related to Doing Business in China

●	Changes in PRC government policies could have a material and adverse effect on overall economic growth in China, which could adversely affect our business.
●	The approval of and/or report and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting obligations.
●	The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations, which could result in a material adverse change in our operations and the value of our ADSs. The PRC government’s significant authority in its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of such securities to significantly decline or be worthless. See the risk factor on page 37 for details.
●	Our PRC subsidiaries and consolidated variable interest entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements. See the risk factor on page 43 for details.
●	Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.
●	Although our independent registered public accounting firm is registered with the PCAOB and currently subject to periodic PCAOB inspection, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our ADSs may be prohibited from trading.

Risks Related to Our ADSs

●	The delisting of our ADSs from the New York Stock Exchange, or the NYSE, may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.
●	The market price of our ADSs has been and may continue to be highly volatile.

Risks Related to Our Business

We had incurred net loss and negative cash flows from operating activities in the past, and we may not achieve or sustain profitability.

You should not rely on our revenues or gross profit from any previous period as an indication of our future revenues. Our revenues might decline, or the growth rate of our revenues may slow down for a number of reasons, including declined demand for our products and services, increasing competition, emergence of alternative business models, changes in regulations and government policies, changes in general economic conditions, as well as other risks described in this annual report.

In 2021, 2022 and 2023, we had a net loss of US$149.9 million, US$89.7 million and US$55.8 million, respectively. We had negative cash flows from operations of US$39.9 million, US$108.0 million and US$73.6 million in 2021, 2022 and 2023, respectively. Our ability to continue as a going concern is dependent on our ability to successfully execute our business plan including the implementation of a balanced growth strategy and an effective financial management which can contribute to the optimization of the operating cost and expense structure.

We cannot assure you that we will be able to generate net income or positive cash flows from operating activities in the future. If we are unable to achieve profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern. There can be no assurance that we can obtain additional financing. Our ability to obtain additional financing is subject to a number of factors, which may be beyond our control. These factors include market demand for our services, effectiveness of our development strategy, our ability to control cost and expenses and to manage our growth effectively, market competition, macroeconomic and regulatory environment. For a detailed discussion, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Our consolidated financial statements for the year ended December 31, 2023 included in this annual report beginning on page F-1 have been prepared based on the assumption that we will continue on a going concern basis. The auditors of our consolidated financial statements for the year ended December 31, 2023 have included in their audit reports an explanatory paragraph relating to substantial doubt about our ability to continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

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

The real estate industry in China is subject to government regulations, including measures that are intended to control real estate prices. The regulations at both central government level and local government level change from time to time, to either stimulate or depress the real estate market, and it is difficult to foresee the timing or direction of regulatory changes. Since 2016, the local governments announced various restrictive measures to limit purchases of houses, including adjustment to the percentage of required down payment especially in first-tier cities, more restrictive eligibility requirement imposed on purchasers, limit on the maximum number of houses one may purchase and increased scrutiny when reviewing the upper price limit of new residential properties for sale. In 2018, central and local governments emphasized the general administrative policy that “housing is for living, not for speculation”, and continually implemented restrictive policies to curb significant increase of housing price. In 2019, central government reiterated its insistence on the general administrative policy that “housing is for living, not for speculation,” and clearly put forward that real estate should not be used as a short-term tool for stimulating economy. On July 13, 2021, certain PRC authorities promulgated Notice on the Continuous Rectification and Regulation of the Real Estate Market Order, which provides for intensified punishment by local authorities for real estate agencies violating laws and regulations, including warning and interview, suspension of business for rectification, revocation of business license and qualification certificate, exposure to the public, and reference to security and judicial authorities for investigation and punishment in the case of criminal offence. On December 15, 2022, the National Development and Reform Commission, or the NDRC, issued the Implementation Plan for Expanding Domestic Demand Strategy under the 14th Five-Year Plan, which once again emphasized the principle of “house is for living in and not for speculation,” and called for strengthening the guidance in the expectations of the real estate market development, exploring new development models, moving faster to build a housing system featuring multiple suppliers and various support channels that encourages both rentals and purchases, and the steady implementation of long-term mechanisms for the steady and healthy development of the real estate market, and supporting residents’ reasonable demand for their own living purpose. On November 11, 2022, the People’s Bank of China and the China Banking and Insurance Regulatory Commission issued the Notice on the Current Financial Support for the Stable and Healthy Development of the Real Estate Market, which announced a series of measures to support the stable and healthy development of the real estate market. The applicable period of these measures are further extended by the notice issued by the People’s Bank of China and the China Banking and Insurance Regulatory Commission in July 2023.

In the third quarter of 2023, central government issued a series of policies aiming to stimulate the economy and stabilize the real estate industry in the PRC. On July 10, 2023, the People’s Bank of China and the National Financial Regulatory Administration issued the Notice of Extending the Policy Term of Financial Support for the Stable and Healthy Development of the Real Estate Market, which further extended the applicable period of measures set out by the previous notice. On August 18, 2023, the Ministry of Housing and Urban-Rural Development, the People’s Bank of China and the National Financial Regulatory Administration jointly issued the Notice on Matters Related to the Interest Rate of the First Set of Housing Unit in Stock, which mentioned that if the household (including the borrower, spouse and minor children) has no housing unit under their name in the local area, regardless of whether they have used the loan to purchase housing unit or not, the banking financial institution shall implement the housing credit policy based on the first housing unit. On August 31, 2023, the People’s Bank of China and the National Financial Regulatory Administration issued Notice on Matters Concerning Reducing the Interest Rates of Existing Individual Housing Loans for the Purchase of First Housing Units, which mentioned that the borrower of an existing commercial individual housing loan for the purchase of the first housing unit may apply to the financial institution granting the loan for issuing a new loan to replace the existing loan, or changing the level of interest rates agreed in the contract through negotiations. On the same day, the People’s Bank of China and the National Financial Regulatory Administration issued the Notice on Adjustment of Differential Mortgage Loan Policies, which on the one hand lowered the minimum down payment percentage of commercial individual housing loans for the purchase of the first and second housing unit to 20% and 30% respectively, and on the other hand lowered the policy floor of interest rates on commercial individual housing loans for the purchase of the second housing unit to not less than the loan prime rate of the corresponding term plus 20 basis points. Since then, more specific policies have been announced by local governments of both first-tier and second-tier cities including the lowering of benchmark lending rates and down payment requirements for home purchases, and removal or relaxation of purchase restrictions. These measures are expected to help improve both the economy and the real estate market in the PRC.

On January 5, 2024, the Ministry of Housing and Urban-Rural Development and the National Financial Regulatory Administration issued the Notice on the Establishment of a Municipal Real Estate Financing Coordination Mechanism, which mentioned that cities at or above the prefecture level shall be guided in establishing a real estate financing coordination mechanism. The coordination mechanism shall provide a list of real estate projects eligible for financing support and such list will be sent to local financial institutions. The notice requires that financial institutions to evaluate the projects in accordance with the principles of marketization and the rule of law and provide financial aid according to the construction and financial status of these projects. As of February 28, 2024, 276 cities in 31 provinces have set up coordination mechanisms, with a total of approximately 6,000 real estate projects proposed and loans in an aggregate amount of more than RMB200 billion provided by commercial banks.

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

In addition, we place substantial reliance on the real estate industry experience and knowledge of our senior management team as well as their relationships with other industry participants. For example, Mr. Xin Zhou, our chairman, and Mr. Yinyu He, our director and chief executive officer, are both particularly important to our future success. We do not carry key person insurance on any member of our senior management team. The loss of one or more members of our senior management team could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current senior management could be difficult as competition for such talent is intense.

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

We derive a substantial portion of our revenues from major urban centers in China, including Yangtze River Delta, Guangzhou and Changchun. In the year ended December 31, 2023, approximately 64% of our revenues was derived from Yangtze River Delta, Guangzhou and Changchun. We expect these three urban centers to continue to be important sources of revenues. If any of these major urban centers experiences an event that negatively impacts the local real estate industry or online advertising, such as a serious economic downturn or contraction, a natural disaster, or slower growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our business and growth prospects could be materially and adversely impacted.

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

We intend to continue to conduct our operations primarily in our current markets. The growth of our business may place, substantial demands on our managerial, operational, technological and other resources. Our planned growth may also place significant demands on us to maintain the quality of our services. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified real estate service professionals as well as other administrative and sales and marketing personnel, particularly as we expand into new markets. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new expansion into our operations. As a result, our quality of service may deteriorate and our results of operations or profitability could be adversely affected.

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

Some of our competitors may own copyrights, trademarks, trade secrets and internet content, which they may use to assert claims against us. We provide training to our staff with respect to procedures designed to reduce the likelihood that we may use, develop or make available any content or applications without the proper licenses or necessary third-party consents. However, these procedures may not be effective in completely preventing the unauthorized posting or use of copyrighted material or the infringement of other rights of third parties.

The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, is uncertain and still evolving. For example, as we face increasing competition and as litigation becomes a more common way to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims. Pursuant to the laws and regulations, internet service providers may be held liable for damages if such providers have reason to know that the works uploaded or linked infringe the copyrights of others, or if such providers fail to adopt the requisite measures promptly after receiving relevant notice from intellectual property right holders. Any proceeding resulted from cases involving the unauthorized posting of copyrighted content by users on websites could result in significant costs to us and divert our management’s time and attention from the operation of our business, as well as potentially adversely impact our reputation, even if we are ultimately absolved of all liability.

In addition, we cannot assure you that we will not become subject to intellectual property laws in other jurisdictions, such as the United States, by virtue of our ADSs being quoted on the OTC Pink, the ability of users to access, download and use our products and services in the United States and other jurisdictions, the ownership of our ADSs by investors in the United States and other jurisdictions, or the extraterritorial application of foreign law by foreign courts or otherwise, among other reasons. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to pay substantial penalties or other damages and fines, remove relevant content or enter into license agreements which may not be available on commercially reasonable terms or at all. Even though the allegations or claims could be baseless, defense against any of these allegations or claims would be both costly and time-consuming and could significantly divert the efforts and resources of our management and other personnel.

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

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

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

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the Ministry of Public Security and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation.” The following are examples of certain recent PRC regulatory activities in this area:

Data Security

●	In June 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.
●	In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments). These draft regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with these draft regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the regulations require that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, these draft regulations were released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Personal Information and Privacy

●	The Anti-monopoly Guidelines in the Field of Internet Platforms published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.
●	In August 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Regulations on the Network Data Security (Draft for Comments) remain unclear on whether the requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of these measures and regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Regulations on the Network Data Security (Draft for Comments) mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

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

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. This regulation establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under this regulation for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our website or our mobile platform and input protected information, we may become subject to provisions of this regulation.

If we fail to obtain or keep licenses, permits or approvals applicable to the various online real estate services provided by us, we may incur significant financial penalties and other government sanctions.

The internet and online advertising industries in China are highly regulated by the PRC government. Various regulatory authorities of the PRC government, such as the State Council, the MIIT, the SAMR, the General Administration of Press and Publication, Radio, Film and Television, or the GAPPRFT, and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the internet and advertising industries. Moreover, new laws, rules and regulations may be adopted, or new interpretations of existing laws, rules and regulations may be released, to address issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of any current and future PRC laws, rules and regulations applicable to the internet and online advertising industries.

Each of the variable interest entities, including Beijing Leju, Leju Hao Fang and Beijing Jiajujiu, as well as their respective subsidiaries, is required to obtain and maintain a value-added telecommunications service operating license, or ICP license, from the MIIT or its local counterpart in order to provide internet information services and a business license from the SAMR or its local branches which specifically includes operating advertising business in order to engage in advertising activities in China, to the extent applicable to their respective business. Beijing Leju, Beijing Jiajujiu, Beijing Yisheng Leju Finance Culture Media Co., Ltd. And Beijing Weike Union Information Technology Co., Ltd., both subsidiaries of Beijing Leju, Beijing Yisheng Leju Internet Technology Co., Ltd., a subsidiary of Beijing Jiajujiu, and Leju Hao Fang, each holds a valid ICP license issued by the local provincial branch of the MIIT for the operation of our value-added telecommunication business. Beijing Leju and Beijing Yisheng Leju Finance Culture Media Co., Ltd. each holds a radio and television program production business license issued by the local branch of the National Radio and Television Administration for the production and distribution of radio and television programs. The business scope of the business licenses of Beijing Leju and its subsidiaries which engage in the advertising business includes operating advertising business. These licenses are essential to the operation of our online real estate business. The ICP licenses are subject to annual review by the government authorities. The annual review of ICP licenses and business licenses is for the government authorities to conduct an annual inspection of the status of compliance of the license-holding entity. We have submitted the application documents for the annual review of the ICP licenses. At the time of and for the purpose of the annual review of these licenses, the government authorities did not ask for disclosure of our full corporate structure and thus we did not provide such information. They have not so far expressed any opinion with respect to our corporate structure in connection with these annual reviews. Moreover, the regulations relating to ICP licenses also provide that an ICP license holder must first obtain approvals from, or make filings with, competent counterparts of the MIIT in connection with subsequent updates to its shareholding structure or certain other matters relating to such ICP license holder. We cannot assure you that we will be able to successfully pass the annual review of our ICP licenses, or complete the updating and renewal of the filing records of our ICP licenses with local MIIT counterparts on a timely basis.

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

In August 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law generally provides that e-commerce operators must obtain administrative licenses if business activities conducted by the e-commerce operators are subject to administrative licensing requirements under applicable laws and regulations. In addition, the E-Commerce Law imposes a number of new obligations on e-commerce platform operators, including the obligations: (i) to verify and register platform merchants, (ii) to ensure platform cybersecurity including data privacy, (iii) to ensure fair dealing and the legitimate rights and interests of consumers on the platform, (iv) to publicize transaction information preservation and transaction rules, and (v) to protect intellectual properties. See “Regulation—Regulations Relating to E-Commerce” for further details. These regulatory requirements may have an adverse impact on our business and results of operations. As no detailed interpretation and implementation rules have been promulgated, it remains uncertain how the E-Commerce Law will be interpreted and implemented. We cannot assure you that our current business operations satisfy the obligations provided under the E-Commerce Law in all respects. If the PRC governmental authorities determine that we are not in compliance with all the requirements proposed under the E-Commerce Law, we may be subject to fines and/or other sanctions.

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

Especially, on February 25, 2023, the SAMR issued the Measures for the Administration of Internet Advertising, effective on May 1, 2023, which requires that advertisers shall be responsible for the authenticity of the content of Internet advertisements, including checking the advertising supporting documents and verify the advertising contents. Violation of applicable law may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the offending advertisements and orders to publish advertisements correcting the misleading information. In case of serious violations, the PRC authorities shall revoke the approval documents for advertisement review and shall not accept the party’s application for advertisement review for one year. In addition, our websites could be used as a platform for fraudulent transactions. The measures we take to guard against liability for third-party content or information may not be adequate to exonerate us from relevant civil and other liabilities. Any such claims, with or without merit, could be time-consuming to defend and result in litigation and significant diversion of management’s attention and resources. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against these claims and suffer damage to our reputation. Our general liability insurance may not cover all potential claims to which we are exposed to and may not be adequate to indemnify us for all liability that may be imposed.

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

We had been an “emerging growth company”, as defined in the JOBS Act, and ceased to be an “emerging growth company”, as defined in the JOBS Act, as of the end of the fiscal year ended December 31, 2019. We took advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404. Although we ceased to be an “emerging growth company”, as a “non-accelerated filer” as defined under Rule 12b-2 of the Exchange Act, we are still not required to have an attestation report on internal control over financial reporting from our external auditors.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level.

Furthermore, our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. It is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such accountant might have identified material weaknesses and deficiencies or might issue a qualified report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the requirements differently from us.

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. We may not be able to anticipate and identify accounting issues, or other risks critical to financial reporting that could materially impact the consolidated financial statements. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to regulatory investigations and civil or criminal sanctions.

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

In addition, we have been subject to regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. Besides, pursuant to the PRC Labor Contract Law, dispatched employees are intended to be a supplementary form of employment and the fundamental form should be direct employment by enterprises and organizations that require employees. Further, it is expressly stated in the Interim Provisions on Labor Dispatch that the number of seconded employees an employer uses may not exceed 10% of its total labor force and the employer has a two-year transition period to comply with such requirement. Some of our PRC subsidiaries, consolidated variable interest entities and their subsidiaries use seconded employees for their principal business activities. The transition period ended on February 29, 2016, and those PRC subsidiaries, consolidated variable interest entities and their subsidiaries have completed reducing the percentage of seconded employees to less than 10% as required. If the PRC companies are deemed to have violated the limitation on the use of seconded employees under the labor laws and regulations, we may be subject to fines and incur other costs to make required changes to our current employment practices.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated the labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

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

As of March 31, 2024, we had leased 15 office premises in 13 cities in China, in addition to a branch office in Hong Kong and our principal executive offices in Beijing, China. A number of these leased properties contain defects in the leasehold interests, including the landlords’ failure to duly register the leases with the PRC government authority with respect to 15 leased premises.

Under PRC regulations, in situations where a tenant lacks evidence of the landlord’s title or right to lease, the lease agreement may not be valid or enforceable and may also be subject to challenge by third parties. In addition, under PRC laws and regulations, while the failure to register the lease agreement does not affect its effectiveness between the tenant and the landlord, such lease agreement may be subject to challenge by and unenforceable against a third party who leases the same property from the landlord and the lease agreement entered into by such third party has been duly registered with the competent PRC government authority. This risk may be mitigated if we continue to occupy the leased premises under our lease. Furthermore, the landlord and the tenant may be subject to administrative fines for such failure to register the lease.

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

E-House Enterprise became our controlling shareholder in November 2020. On November 24, 2021, TM Home, a company incorporated in the Cayman Islands with limited liability and owned as to 70.23% and 29.77% by E-House Enterprise and Alibaba Investment Limited, respectively, completed the acquisition of an aggregate of 55.8% interest in our issued share capital previously held directly by E-House Enterprise by purchasing 76,401,247 of our ordinary shares from E-House Enterprise. E-House Enterprise remains to be our ultimate controlling beneficial owner.

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

Our controlling beneficial owner, E-House Enterprise, is contemplating on a restructuring plan, and if consummated, we could experience a change in control.

In April 2023, E-House Enterprise announced a proposed restructuring of certain notes previously issued by E-House Enterprise, or the Proposed Restructuring, which may potentially result in a change in the controlling beneficial owner of our company. As contemplated in the Proposed Restructuring, a result of a series of steps to be taken by E-House Enterprise, a special purpose vehicle established for the holders of certain notes of E-House Enterprise, or the Creditor SPV, and Alibaba Investment and its affiliate will hold approximately 54.207% and 10.793% of the shares of TM Home, respectively, which will result in E-House Enterprise ceasing to be a controlling beneficial owner of Leju. The remaining 35% of the shares of TM Home will be held by E-House Enterprise and its affiliates, of which 15% will be transferred to a special purpose vehicle held by the members of senior management of TM Home appointed by E-House Enterprise. E-House Enterprise will further use reasonable endeavors to sell or procure the sale of the shares of TM Home held by the Creditor SPV and Alibaba Investment, which will cause further changes in the beneficial ownership of Leju. The potential change in Leju’s controlling beneficial owners is subject to the consummation of the Proposed Restructuring. As of the date of this annual report, E-House Enterprise has not consummated the Proposed Restructuring. In addition, E-House Enterprise has commenced discussions with its advisers on formulating a new restructuring plan.

There can be no assurance that our relationship with SINA will continue on satisfactory terms.

Through an agreement in 2009 entered into between SINA and E-House, we owned SINA’s real estate operations. The domain names of some major websites of our business were owned by SINA and licensed to us through agreements which we initially entered into with SINA in 2009 with terms through 2019 and which we amended and restated in 2014 to extend through March 2024. A significant number of users of these websites are linked through other SINA websites. Pursuant to an advertising inventory agency agreement with SINA, we are the exclusive agent of SINA for selling advertising to the real estate advertisers through March 2024. As the date of the annual report, we have yet to renew the agreements with SINA and are in the process of negotiating potential cooperation in the future. To a certain extent, we relied on SINA’s continued cooperation to enjoy our rights pursuant to our agreements with SINA. There can be no assurance that our relationship with SINA will continue on satisfactory terms. In addition, SINA’s dual role as our principal shareholder and contractual counterparty could result in conflicts of interest.

Any negative development with respect to E-House Enterprise or SINA may materially and adversely affect our business and brand.

We benefit from our relationship with E-House Enterprise, our controlling beneficial owner, and its affiliates such as E-House in marketing our services, including providing services to their clients. Our business and brand continue to be closely connected with those of E-House Enterprise and its affiliates. SINA is a principal shareholder of ours. The success of the websites we operate on the platform of SINA is also dependent on the brands and images of SINA. If either E-House Enterprise or SINA loses its market position or suffers any negative publicity, it could have an adverse impact on our business, our marketing efforts, our relationships with strategic partners and customers, our reputation and brand.

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

However, Leju is a Cayman Islands holding company with no equity ownership in the variable interest entities, and we conduct our operations in China primarily through the variable interest entities. Holders of Leju’s ADSs hold equity interest in Leju Holdings Limited, our Cayman Islands holding company, and do not have direct or indirect interest in the variable interest entities in China. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries, which contribute to 100.0% of our revenues in 2023. Leju, its PRC subsidiaries and consolidated variable interest entities, and investors of Leju face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group.

If the PRC government finds that these contractual arrangements do not comply with its restrictions on foreign investment in the internet business or advertising industry, or if the PRC government otherwise finds that we, Beijing Leju, Leju Hao Fang or Beijing Jiajujiu, or any of their subsidiaries and branches is in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the PRC regulatory authorities, including the SAMR, which regulates advertising companies, and the MIIT, which regulates internet information service companies, would have broad discretion in dealing with such violations, including:

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

In 2021, 2022 and 2023, Beijing Leju, Leju Hao Fang, Beijing Jiajujiu and their respective subsidiaries and branches contributed in aggregate 99.9%, 100.0% and 100.0% of our total net revenues, respectively. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Beijing Leju, Leju Hao Fang, Beijing Jiajujiu and their respective subsidiaries and branches, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Beijing Leju, Leju Hao Fang, Beijing Jiajujiu and their respective subsidiaries and branches into our consolidated financial statements in accordance with U.S. GAAP.

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

Pursuant to the equity pledge agreements relating to the variable interest entities, Beijing Leju, Leju Hao Fang and Beijing Jiajujiu, the shareholders of the variable interest entities pledge their equity interest in the variable interest entities to our subsidiaries to secure their and the relevant consolidated variable interest entities’ performance of the obligations under the relevant contractual arrangements. The equity pledges under these equity pledge agreements have been registered with the local branch of the SAMR. According to the PRC Civil Code, which was issued by the National People’s Congress on May 28, 2020 and became effective on January 1, 2021, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under the PRC Civil Code, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If any of the variable interest entities or its shareholders fails to perform its obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests in the relevant consolidated variable interest entity in an auction or private sale and remit the proceeds to our subsidiaries in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in the relevant consolidated variable interest entity. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach would be to ask our PRC subsidiary that is a party to the exclusive call option agreement with the variable interest entity’s shareholder, to designate another PRC person or entity to acquire the equity interest in the variable interest entity and replace the existing shareholder pursuant to the exclusive call option agreement.

In addition, in the registration forms of the local branch of the SAMR for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to our PRC subsidiaries was stated as the pledgor’s portion of the registered capital of the variable interest entity. The equity pledge agreements with the shareholders of the variable interest entities provide that the pledged equity interest constitutes continuing security for any and all of the indebtedness, obligations and liabilities under the relevant contractual arrangements, and therefore the scope of pledge should not be limited by the amount of the registered capital of the variable interest entities. However, there is no guarantee that a PRC court will not take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court to be unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of the variable interest entities and their subsidiaries for the benefit of us or our PRC subsidiaries, although the variable interest entities grant our PRC subsidiaries options to purchase the assets of the variable interest entities and their equity interests in their subsidiaries under the exclusive call option agreement.

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

The “variable interest entity” structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure.” On March 15, 2019, the PRC National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

Under current PRC regulations, the Renminbi is convertible for “current account transactions”, which include among other things dividend payments and payments for the import of goods and services, subject to compliance with certain procedural requirements. Although the Renminbi has been fully convertible for current account transactions since 1996, we cannot assure you that the PRC government authorities will not limit or eliminate our ability to purchase and retain foreign currencies for current account transactions in the future.

Conversion of the Renminbi into foreign currencies and of foreign currencies into the Renminbi for payments relating to “capital account transactions”, which principally include investments and loans, generally requires the approval of SAFE and other PRC governmental authorities.

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

Fluctuation in the value of the Renminbi may have a material and adverse effect on your investment

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

There have been changes in international trade policies and rising political tensions, particularly between the U.S. and China, but also as a result of the conflict in Ukraine, sanctions on Russia, the Hamas-Israel conflict and the attacks on shipping in the Red Sea. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government.

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

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions.

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

Under the applicable regulations and SAFE rules, PRC citizens who participate in an employee stock ownership plan or a stock option plan in an overseas publicly listed company are required to register with SAFE and complete certain other procedures. In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Stock Incentive Plan of Overseas Publicly-Listed Company. Pursuant to these rules, if a PRC resident participates in any stock incentive plan of an overseas publicly-listed company, a qualified PRC domestic agent must, among other things, file on behalf of such participant an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the exercise or sale of stock options or stock such participant holds. Such participating PRC residents’ foreign exchange income received from the sale of stock and dividends distributed by the overseas publicly-listed company must be fully remitted into a PRC collective foreign currency account opened and managed by the PRC agent before distribution to such participants. We and our PRC employees who have been granted stock options are subject to this rule, and we have registered our existing employee stock ownership plan and stock option plan with the local SAFE branch in Shanghai. However, if there is any change to our existing employee stock ownership plan or stock option plan, we cannot assure you that we and our PRC optionees will be able to amend such registration in a timely manner, or at all. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions. See “Item 4. Information on the Company—B. Business Overview—Regulation—Foreign Exchange Registration of Employee Stock Incentive Plans.”

The approval of and/or report and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting obligations.

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

On December 27, 2021, the NDRC and Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), which became effective on January 1, 2022. Pursuant to these administrative measures, if a domestic company engaging in the prohibited business stipulated in the negative list seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors. As the negative list is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions, business prospect and ability of financing, may be adversely and materially affected.

On February 17, 2023, the CSRC released the Overseas Listing Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report their information to the CSRC; if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. If the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (iii) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that the domestic companies that have already been listed overseas on or before the effective date of the Overseas Listing Trial Measures (i.e., March 31, 2023) shall be deemed as existing issuers. These existing issuers are not required to complete the filling procedures, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved.

According to the Overseas Listing Trial Measures, an overseas listed company shall file with the CSRC within three business days after the completion of its subsequent securities offering on the same market, and an overseas listed company shall file with the CSRC within three business days after its application of its offering and listing on a different market. If an overseas listed company purchase PRC domestic assets through a single or multiple acquisitions, share swaps, shares transfers or other means, and such purchase constitutes direct or indirect listing of PRC domestic assets, a filing with the CSRC is also required. In addition, an overseas listed company is required to report to the CSRC the occurrence of any of the following material events within three business days after the occurrence and announcement thereof: (i) a change of control of the listed company; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or the competent authorities in respect of the listed company; (iii) a change of listing status or transfer of listing segment; and (iv) the voluntary or mandatory delisting of the listed company. If there is any material change of the principal business of the listed company after the overseas offering and listing so that the listed company is no longer required to file with the CSRC, it shall file a specific report and a legal opinion issued by a domestic law firm to the CSRC within three business days after the occurrence hereof.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us or otherwise tightening the regulations on companies with a variable interest entity structure. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review and the draft of Regulations on the Network Data Security, are required for our offshore offerings or delisting arrangements, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing and reporting procedures and any such approval, filing or report could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing and reporting procedures for our offshore offerings and delisting arrangements, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered, or to change our current delisting arrangements. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our securities.

PRC regulations relating to acquisitions in China require us to obtain certain approvals from the Ministry of Commerce and the failure to obtain such approvals could have a material and adverse effect on our business, results of operations, reputation and the trading price of our ADSs.

The M&A Rules jointly issued by six PRC regulatory agencies and amended by the Ministry of Commerce in 2009, include provisions that purport to require the Ministry of Commerce’s approval for acquisitions by offshore entities established or controlled by domestic companies, enterprises or natural persons of onshore entities that are related to such domestic companies, enterprises or natural persons. However, the interpretation and implementation of the M&A Rules remain unclear with no consensus currently existing regarding the scope and applicability of the Ministry of Commerce approval requirement on foreign acquisitions among related parties.

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

The M&A Rules and recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security; or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the Ministry of Commerce when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council in August 2008 and amended in 2018 is triggered. In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the Ministry of Commerce in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. These laws and regulations are continually evolving as newly enacted Foreign Investment Law took effect. On December 19, 2020, the Measures for the Security Review for Foreign Investment was jointly issued by the NDRC and the Ministry of Commerce and took effect from January 18, 2021. These measures specified provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. As these measures are recently promulgated, official guidance has not been issued by the designated office in charge of such security review yet. At this stage, the interpretation of those measures remains unclear in many aspects such as what would constitute “important information technology and internet services and products” and whether these measures may apply to foreign investment that is implemented or completed before the enactment of these new measures. In the future, we may grow our business by acquiring complementary businesses.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. We believe that our business is not in an industry related to national security but we cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future, in which case our future acquisitions in China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

Our PRC subsidiaries and consolidated variable interest entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

Leju is a holding company incorporated in the Cayman Islands. It relies on dividends from its PRC subsidiaries as well as service and other fees paid to its PRC subsidiaries by the variable interest entities for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to its shareholders, including holders of its ADSs, and service any debt it may incur.

The variable interest entities are directly held by certain PRC individuals designated by us and thus are not able to make dividend payments to our PRC subsidiaries and holding companies outside China. We have the right to charge the variable interest entities service fees through our relevant PRC subsidiaries pursuant to the exclusive business cooperation agreements entered into with the variable interest entities, which together with the other agreements with the variable interest entities and their respective shareholders, enable us to enjoy substantially all of the economic benefits of the variable interest entities. These contractual arrangements we have entered into with the variable interest entities may be subject to scrutiny by the PRC tax authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements we have entered into with Beijing Leju, Leju Hao Fang and Beijing Jiajujiu may be subject to scrutiny by the PRC tax authorities and a finding that we, Beijing Leju, Leju Hao Fang or Beijing Jiajujiu owe additional taxes could reduce our net income and the value of your investment.” The variable interest entities have paid and will continue to pay the service fees to our relevant PRC subsidiaries pursuant to the exclusive technical support agreements between them.

Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated. We have not received any dividend payments or other distributions from our PRC subsidiaries, and as we currently intend to retain all of the available funds and any future earnings of our PRC subsidiaries to fund the development and growth of our business, we do not expect to receive any dividend payments or other distributions from our PRC subsidiaries in the foreseeable future.

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

Any loans we extend to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, cannot exceed the statutory limit and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debt of a foreign-invested company was the difference between the amount of total investment and the amount of registered capital of such foreign-invested company as approved by the Ministry of Commerce or its local counterpart. According to a notice issued by the People’s Bank of China regarding foreign debt on January 11, 2017, the total amount of foreign debt of our PRC subsidiaries or consolidated variable interest entities or other PRC domestic entities shall not exceed two times of their respective net assets. Pursuant to the above notice and other PRC law regarding foreign debt, within a one-year grace period starting from January 11, 2017, the statutory limit for the total amount of foreign debt of a foreign-invested company, which is subject to its own choice, is either the difference between the amount of total investment and the amount of registered capital as approved by the Ministry of Commerce or its local counterpart, or two times of their respective net assets. It is very likely that our PRC subsidiaries will elect to apply two times of their respective net assets as the limit for foreign debt if any of them needs to borrow any foreign debt during the grace period. We may extend loans to the relevant PRC subsidiary in an amount that does not exceed the difference between the amount of its total investment and the amount of its registered capital or two times of its net assets referenced above. With respect to the variable interest entities or other domestic PRC entities, the limit for the total amount of foreign amount is two times of their respective net assets pursuant to the above notice. According to the Administrative Measures for Examination and Registration of Medium and Long Term Foreign Debts of Enterprises issued by the NDRC on January 1, 2023, which came into effect on February 10, 2023, any loans we extend to the variable interest entities or other PRC operating companies that are domestic PRC entities for more than one year must be filed with the NDRC or its local counterpart and must also be registered with SAFE or its local branches.

We may also decide to finance our PRC subsidiaries by means of capital contributions. On December 30, 2019, Ministry of Commerce and the SAMR jointly promulgated Measures for the Reporting of Foreign Investment Information, which came into effect on January 1, 2020. According to these measures, foreign investors or foreign-invested enterprises shall report investment information to commerce departments through the enterprise registration system and the National Enterprise Credit Information Publicity System, and market regulatory departments shall forward such investment information reported by foreign investors or foreign-invested enterprises to commerce departments in a timely manner. SAFE has also issued a few circulars with respect to the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi and the flow and use of such Renminbi fund. Capital contributions are currently required to be filed in the Foreign Investment Comprehensive Management Information System. In March 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective in June 2015 and was amended in 2019 and March 2023. Under SAFE Circular 19, a foreign-invested enterprise may choose to convert its registered capital from foreign currency to Renminbi on a discretionary basis, and the Renminbi capital converted can be used for equity investments within China, which will be regarded as the reinvestment of foreign-invested enterprise.

SAFE also promulgated a circular in November 2011, which prohibits a foreign-invested enterprise from using Renminbi funds converted from its foreign currency registered capital to provide entrustment loans or repay loans borrowed from non-financial enterprises. Violation of these circulars could result in severe monetary or other penalties. These circulars may limit our ability to transfer funds to the variable interest entities and the subsidiaries of our PRC subsidiaries, and we may not be able to convert funds into Renminbi to invest in or acquire any other PRC companies, or establish other consolidated variable interest entities in China. Despite the restrictions under these SAFE circulars, our PRC subsidiaries may use their income in Renminbi generated from their operations to finance the relevant consolidated variable interest entities through entrustment loans to the variable interest entities or loans to such variable interest entities’ shareholders for the purpose of making capital contributions to such variable interest entities. In addition, our PRC subsidiaries can use Renminbi funds converted from foreign currency registered capital to carry out any activities within their normal course of business and business scope, including to purchase or lease servers and other equipment and fund other operational needs in connection with their provision of services to the relevant consolidated variable interest entities under the applicable exclusive technical support agreements.

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

Pursuant to a Circular on Enterprise Income Tax Preferential Treatments issued by the State Administration of Taxation and the Ministry of Finance effective in February 2008, as partially amended by a Circular on Enterprise Income Tax Policies for Further Encouraging the Development of the Software Industry and the Integrated Circuit Industry, a qualified software enterprise is eligible to be exempted from income tax for its first two profitable years, followed by a 50% reduction in income tax, to a rate of 12.5%, for the subsequent three years. Shanghai SINA Leju renewed its qualification of software enterprise in August 2022, and conducted inspection on an annual basis. In 2021, Shanghai SINA Leju renewed its qualification of “high and new technology enterprise” to enjoy the favorable statutory tax rate of 15% for the following three years. In 2024, Shanghai SINA Leju will renew its qualification of “high and new technology enterprise” to enjoy the favorable statutory tax rate of 15% for the following three years. If Shanghai SINA Leju fails to maintain “high and new technology enterprise” status, its applicable enterprise income tax rate may increase to up to 25%. The loss or potential loss of preferential tax treatments enjoyed by Shanghai SINA Leju could have a material and adverse effect on our financial condition and results of operations.

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

We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non PRC company, or immovable properties located in China owned by their non PRC holding companies.

We face uncertainties on the reporting and consequences on private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors who are non-PRC resident enterprises.

In February 2015, the State Administration of Taxation issued the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Share Transfer by Non-PRC Resident Enterprises, or the SAT Bulletin 7. Pursuant to the SAT Bulletin 7, an “indirect transfer” of assets of a PRC resident enterprise, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such transaction arrangement lacks a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to the SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity interests in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. In respect of an indirect transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. If the underlying transfer relates to immovable properties located in China or to equity interests in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to preferential tax treatment under applicable tax treaties or similar arrangements, if any, and the party who is obligated to make payments for the transfer has a withholding obligation. Although the SAT Bulletin 7 does not apply to share transfers of publicly traded companies, there is uncertainty as to the application of the SAT Bulletin 7. We and our non-PRC resident investors may be at risk of being subject to tax filing or withholding obligations under the SAT Bulletin 7 and we may be required to expend valuable resources to comply with the SAT Bulletin 7 or to establish that we should not be taxed under the SAT Bulletin 7.

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

Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes or we may be subject to PRC taxation on our worldwide income, and dividends distributed to our investors may be subject to PRC withholding taxes under the Enterprise Income Tax Law and our investors may be subject to PRC withholding tax on the transfer of our ordinary shares or ADSs.

Under the Enterprise Income Tax Law and its implementation rules, all domestic and foreign invested companies would be subject to a uniform enterprise income tax at the rate of 25% and dividends from a PRC subsidiary to its foreign parent company will be subject to a withholding tax at the rate of 10%, unless such foreign parent company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding, or the tax is otherwise exempted or reduced pursuant to PRC tax laws.

Under the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements, effective in November 2015, our Hong Kong subsidiaries need to obtain approval from the local branch of the State Administration of Taxation in order to enjoy the preferential withholding tax rate of 5% in accordance with the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income. The State Administration of Taxation further clarified in a circular that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits. It is unclear at this stage whether this circular applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries. However, it is possible that our Hong Kong subsidiaries might not be considered as “beneficial owners” of any dividends from their PRC subsidiaries and as a result would be subject to withholding tax at the rate of 10%. As a result, there is no assurance that our Hong Kong subsidiaries will be able to enjoy the preferential withholding tax rate.

In addition, under the Enterprise Income Tax Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the Enterprise Income Tax Law, “de facto management bodies” are defined as the bodies that have material and overall management and control over the business, personnel, accounts and properties of the enterprise. A subsequent circular issued by the State Administration of Taxation provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in China.

The Enterprise Income Tax Law and its implementation rules are relatively new and ambiguities exist with respect to the interpretation of the provisions relating to resident enterprise issues. Although our offshore holding companies are not controlled by any PRC company or company group, we cannot assure you that we will not be deemed to be a PRC resident enterprise under the Enterprise Income Tax Law and its implementation rules. If we were considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income; dividend income we receive from the PRC subsidiaries, however, may be exempt from PRC tax since such income is exempted under the Enterprise Income Tax Law to a PRC resident recipient. However, as there is still uncertainty as to how the Enterprise Income Tax Law and its implementation rules will be interpreted and implemented, and the PRC foreign exchange control authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as PRC resident enterprises, we cannot assure you that we are eligible for such PRC enterprise income tax exemptions or reductions. In addition, ambiguities also exist with respect to the interpretation of the provisions relating to identification of PRC-sourced income. If we were considered a PRC resident enterprise, any dividends payable to non-resident holders of our ordinary shares or ADSs, and the gains such investors may realize from the transfer of our ordinary shares or ADSs, may be treated as PRC-sourced income and therefore be subject to a 10% PRC withholding tax (or 20% in the case of non-resident individual holders), unless otherwise exempted or reduced pursuant to treaties or applicable PRC law.

If we became a PRC resident enterprise under the new PRC tax system and received income other than dividends, our profitability and cash flows would be adversely affected due to our worldwide income being taxed in China under the Enterprise Income Tax Law. Additionally, we would incur an incremental PRC dividend withholding tax cost if we distributed our profits to our ultimate shareholders. There is, however, not necessarily an incremental PRC dividend withholding tax on the piece of the profits distributed from our PRC subsidiaries, since they would have been subject to PRC dividend withholding tax even if we were not a PRC tax resident.

Failure to obtain the approvals or complete the filings required for our real estate agency and brokerage business in China may limit our ability to provide real estate agency and brokerage services or establish new PRC operating entities.

Currently, we mainly use the VIEs, and their subsidiaries to provide support for our e-commerce business. Certain of the support services provided by the VIEs and their subsidiaries may be regarded as real estate agency and brokerage services under PRC law. Pursuant to the previous Foreign Investment Industrial Guidance Catalogue issued in 2011, foreign ownership of the real estate agency and brokerage business in China is subject to government approval. Accordingly, the establishment of, or investment in any company with a registered business scope of, real estate agency and brokerage services in China by our PRC subsidiaries directly is, and by our PRC subsidiaries indirectly through their subsidiaries may be, subject to approval of the Ministry of Commerce or its local counterparts which should be obtained before registering such company with the SAMR or its local counterparts. Although the VIEs have not obtained approvals from the competent local branches of the Ministry of Commerce in connection with their establishment of, or investment in, their subsidiaries with a registered business scope of real estate brokerage business, the subsidiaries of the VIEs which are engaged in real estate agency and brokerage business have obtained and maintained a business license with such business scope, and none of such subsidiaries has received any notice of warning or penalties from the competent authorities for lacking such approval.

The Foreign Investment Industrial Guidance Catalogue, effective in April 2015, loosens the restrictions on foreign ownership of the real estate agency and brokerage business in China by removing it from the restricted category for foreign investment. Under the new catalogue, the VIEs no longer needs the approval of the Ministry of Commerce or its local counterparts for the establishment of, or investment in any new PRC subsidiary with a registered business scope of real estate agency and brokerage services. However, we cannot assure you that the historical non-compliance of the VIEs’ not obtaining the requisite government approval would not be found as a violation by the PRC government authorities. If the historical non-compliance were found and determined by the PRC government authorities as a violation, our relevant subsidiaries would be subject to warnings, fines or even revocation of its licenses.

In addition, pursuant to the regulations regarding real estate agency and brokerage businesses, a real estate broker must conduct a filing with the real estate administrative authority within 30 days after issuance of its business license. We have completed the filing with the competent local real estate administrative authorities for our 25 PRC operating entities which currently provide support services considered to be real estate agency and brokerage services under the PRC law.

Although our independent registered public accounting firm is registered with the PCAOB and currently subject to periodic PCAOB inspection, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our ADSs may be prohibited from trading.

We have appointed Yu CPA, for the audit of our consolidated financial statements since the fiscal year ended December 31, 2019. Yu CPA is a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. Deloitte Touche Tohmatsu Certified Public Accounts LLP was our predecessor auditor and audited our consolidated financial statements for the fiscal years 2012 to 2018. The audit work by Deloitte Touche Tohmatsu Certified Public Accounts LLP related to our operations in China was not inspected by the PCAOB.

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

The PCAOB is currently unable to conduct inspections in China without the approval of Chinese government authorities. Since we have substantial operations in China, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. Yu CPA is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If that happens and we are unable or have not yet listed on a non-U.S. exchange and a market does not develop outside of the United States, your ability to sell or purchase our securities when you wish to do so would be substantially impaired, which would have a negative impact on the price of our securities. Also, these circumstances would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Risks Related to Our ADSs

The delisting of our ADSs from the New York Stock Exchange, or the NYSE, may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.

On April 29, 2024, the NYSE filed a Form 25 with the SEC to strike our ADSs from listing, which became effective 10 days after the filing. Our ADSs have been quoted on the OTC Pink under the symbol “LEJUY” after the NYSE suspended the trading of our ADSs on April 11, 2024. The delisting of our ADSs from the NYSE has had a material adverse effect on us by, among other things, causing investors to dispose of our ADSs and limiting:

●	the liquidity of our ADSs;
●	the market price of our ADSs;
●	the number of institutional and other investors that will consider investing in our ADSs;
●	the availability of information concerning the trading prices and volume of our ADSs;
●	the number of broker-dealers willing to execute trades in our ADSs; and
●	our ability to obtain equity or debt financing for the continuation of our operations.

The lack of an active trading market may limit the liquidity of an investment in our ADSs, meaning you may not be able to sell our ADSs you own at times, or at prices, attractive to you. Any of these factors may materially and adversely affect the price of our ADSs.

The market price of our ADSs has been and may continue to be highly volatile.

Our ADSs were listed on the NYSE since our initial public offering in April 2014. On April 29, 2024, the NYSE filed a Form 25 with the SEC to strike our ADSs from listing, which became effective 10 days after the filing. Our ADSs have been quoted on the OTC Pink under the symbol “LEJUY” after the NYSE suspended the trading of our ADSs on April 11, 2024.

The OTC Market is a significantly more limited market than NYSE. The quotation of our ADSs on the OTC Market may result in a less liquid market available for existing and potential shareholders to trade our ADSs, could depress the trading price of our ADSs and could have a long-term adverse impact on our ability to raise capital in the future.

In 2023, the closing price of our ADSs on the NYSE, varied from a low of $0.94 to a high of $5.52. Since NYSE’s trading suspension on April 11, 2024, the closing trading prices of our ADSs quoted from the OTC marked ranged from US$0.19 to US$1.08 per ADS up to the date of this annual report. The market price of our ADSs has been and may continue to be highly volatile and subject to wide fluctuations due to factors beyond our control, such as broad market and industry factors, including the performance and fluctuation of the market prices of other real estate services companies based in China that have listed their securities in the United States. In addition, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets.

In addition to the broad market and industry fluctuations, factors specific to our own operations may adversely affect the market price of our ADSs, including the following:

●	variations in our net revenues, earnings and cash flow;
●	announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;
●	announcements of new services and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	fluctuations in our operating metrics;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	detrimental negative publicity about us, our competitors or our industry;
●	regulatory developments affecting us or our industry;
●	sales of additional ADSs in the public market or other equity-linked securities, or the perception of these events; and
●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

As Leju is an exempted company incorporated in the Cayman Islands and not listed on any stock exchange, its corporate governance practices may differ significantly from those of companies incorporated in Delaware or other states in the United States or those of companies listed on a stock exchange, and these practices may afford less protection to shareholders.

Leju is an exempted company incorporated under the laws of the Cayman Islands and not currently listed on any stock exchange. As a Cayman Islands company, Leju’s corporate affairs are governed by its memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, but does not follow recent English statutory enactments.

In addition, as a Cayman Islands exempted company, Leju is not required to hold an annual general meeting pursuant to its currently effective memorandum and articles of association.

Furthermore, as Leju is not currently listed on any stock exchange, Leju is not subject to any listing rules or listing standards. To the extent that Leju continues to follow the NYSE corporate governance listing standards that were previously applicable to it, Leju may stop following any or all of those listing standards at any time at the discretion of its board of directors or management, as the case may be. In May 2024, Leju’s independent directors resigned from the board and Leju’s board resolved to dissolve the audit committee, the compensation committee and the nominating and corporate governance committee. Leju’s board has been assuming the functions and responsibilities of these committees since May 2024 and there are no independent directors on Leju’s board as of the date of this annual report. The lack of independent directors on Leju’s board could create a potential conflict of interest in that the directors have the authority to determine issues concerning audit, management compensation, and director nominations that may conflict with the interest of the shareholders of Leju. As a result, Leju’s corporate governance practices may afford shareholders less protection than they would otherwise enjoy as shareholders of companies incorporated in Delaware or other states in the United States or under the corporate governance listing standards of the NYSE, the Nasdaq Stock Market or other stock exchanges.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events are also furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price of our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price of our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of our ADSs could adversely affect their market price.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2024, we had 137,839,249 ordinary shares outstanding (excluding the 3,180,170 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan). TM Home, SINA and Tencent held an aggregate of approximately 82.9% of our ordinary shares outstanding as of March 31, 2024. The sale or perceived sale of a substantial amount of our ADSs by any of these principal shareholders could adversely affect the prevailing market price for our ADSs. Such sales or perceived sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. In addition, if we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this, in turn, could have an adverse effect on the price of our ADSs.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Therefore, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

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

Although there is no statutory recognition in the Cayman Islands of judgments obtained in the federal or state courts of the United States, and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments, a foreign money judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (i) was given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, (v) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (vi) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under this article have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2023, which could result in adverse U.S. federal income tax consequences to U.S. holders.

We will be classified as a “passive foreign investment company”, or “PFIC” for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is unclear, we treat the variable interest entities as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements.

Based upon the composition of our assets (in particular the retention of a substantial amount of cash), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2023, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

ITEM 4.INFORMATION ON THE COMPANY

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

On April 29, 2024, the NYSE filed a Form 25 with the SEC to strike our ADSs from listing, which became effective 10 days after the filing. Our ADSs have been quoted on the OTC Pink under the symbol “LEJUY” after the NYSE suspended the trading of our ADSs on April 11, 2024.

Our Relationship with E-House Enterprise and TM Home

On November 4, 2020, E-House Enterprise completed the acquisition of a controlling stake in our company. E-House Enterprise purchased (i) 51,925,996 ordinary shares from Mr. Xin Zhou and certain of his affiliated entities, or the Zhou Parties by issuing to the Zhou Parties 166,918,440 of its ordinary shares, or E-House Enterprise Shares, and (ii) 24,475,251 ordinary shares of Leju from SINA Corporation and an affiliated entity thereof, or the SINA Parties, by issuing to the SINA Parties 78,676,790 E-House Enterprise Shares. Upon completion of these transactions, E-House Enterprise acquired the beneficial ownership of 76,401,247 ordinary shares of us, and we became a subsidiary of E-House Enterprise and our financial results have been consolidated into the accounts of E-House Enterprise since then. On November 24, 2021, TM Home, a company incorporated in the Cayman Islands with limited liability and then owned as to 70.23% and 29.77% by E-House Enterprise and Alibaba Investment Limited, or Alibaba Investment, respectively, completed the acquisition of an aggregate of 55.8% interest in our issued share capital. TM Home purchased 76,401,247 of our ordinary shares from E-House Enterprise by issuing to the E-House Enterprise 6,854,839 of its ordinary shares. As of March 31, 2024, TM Home owned 76,401,247 ordinary shares of us, representing approximately 55.4% of our total outstanding ordinary shares.

In April 2023, E-House Enterprise announced a proposed restructuring of certain notes previously issued by E-House Enterprise, or the Proposed Restructuring, which may potentially result in a change in the controlling beneficial owner of our company. As contemplated in the Proposed Restructuring, a result of a series of steps to be taken by E-House Enterprise, a special purpose vehicle established for the holders of certain notes of E-House Enterprise, or the Creditor SPV, and Alibaba Investment and its affiliate will hold approximately 54.207% and 10.793% of the shares of TM Home, respectively, which will result in E-House Enterprise ceasing to be a controlling beneficial owner of Leju. The remaining 35% of the shares of TM Home will be held by E-House Enterprise and its affiliates, of which 15% will be transferred to a special purpose vehicle held by the members of senior management of TM Home appointed by E-House Enterprise. E-House Enterprise will further use reasonable endeavors to sell or procure the sale of the shares of TM Home held by the Creditor SPV and Alibaba Investment, which will cause further changes in the beneficial ownership of Leju. The potential change in Leju’s controlling beneficial owners is subject to the consummation of the Proposed Restructuring. As of the date of this annual report, E-House Enterprise has not consummated the Proposed Restructuring. In addition, E-House Enterprise has commenced discussions with its advisers on formulating a new restructuring plan.

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

Our Relationship with SINA

Through an agreement entered into between SINA and E-House in 2009, we own SINA’s real estate operations. The domain names of some websites of our business are owned by SINA and licensed to us through agreements which we initially entered into with SINA in 2009 with terms through 2019 and which we amended and restated in 2014 to extend through 2024. A significant number of users of these websites are linked through other SINA websites. Pursuant to an advertising inventory agency agreement with SINA, we are the exclusive agent of SINA for selling advertising to the real estate advertisers through 2024. As of the date of the annual report, we have yet to renew the agreement with SINA and are in the process of negotiating potential cooperation in the future.

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

In January 2019, we entered into a series of exclusive advertising agency agreements with Tencent. Pursuant to the exclusive advertising agency agreements, we are the exclusive real property advertising agent of Tencent for selling advertising to real estate advertisers in certain areas of China, including, Tianjin and Sichuan, Anhui, Shanxi, Guangxi and Fujian provinces. In March 2019, we entered into an advertising agency agreement with Tencent, pursuant to which we are the real property advertising agent of Tencent in certain other areas of China. In January 2020, we renewed and entered into advertising agency agreements with Tencent, pursuant to which we are the real property advertising agent of Tencent in many areas of China. Pursuant to the exclusive advertising agency agreements signed in April 2020, such areas of China were Heilongjiang, Shanxi, Tianjin, Fujian, Guangxi, Guizhou, Chongqing, Sichuan and some cities in Jiangsu Province. In early 2021, we renewed our advertising agency agreements with Tencent, and the cooperative areas remain the same as those in 2020. At the beginning of 2022, we renewed our advertising agency agreements with Tencent, and the cooperative areas are currently Beijing, Tianjin, Hebei, Fujian, Sichuan, Chongqing, Guizhou, Yunnan, and some cities in Jiangsu Province.

See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions and Agreements with Tencent” for more information.

Corporate Information

Our principal executive offices are located at S7-02, Building 1, Yard 22, Xidawang Road, Chaoyang District, Beijing 100022, People’s Republic of China. Our telephone number at this address is +86 10 8515 0515. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. In addition, we have 17 branch offices in mainland China and a branch office in Hong Kong.

B.	Business Overview

Overview

We are a leading O2O real estate services provider in China. We offer real estate e-commerce and online advertising services through our online platform, which comprises local websites covering 405 cities, various mobile applications and Weixin mini programs.

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

We historically sold advertising primarily on the SINA new residential properties and home furnishing websites, which were operated by us. In addition, we were the exclusive advertising agent for the SINA home page and non-real estate websites with respect to advertising sold to advertisers, including real estate developers and home furnishing suppliers. We also offered fee-based online property listing services to real estate agents and free services to individual property sellers.

We generated total revenues of $534.1 million, $343.2 million and $316.9 million in 2021, 2022 and 2023, respectively. We had net loss of $149.9 million, $89.7 million and $55.8 million in 2021, 2022 and 2023, respectively.

Our O2O Platform

We offer multiple online and offline access points for consumers. We reach consumers through our own websites, Weibo, Weixin, Tmall, various mobile applications, and Weixin mini programs. These websites and mobile applications enable us to better reach potential purchasers for whom we are then able to provide our offline services. We also provide complementary offline services to cultivate customer loyalty and ensure superior customer experience.

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

Through our direct operations and outsourcing to local partners we operate websites in China. We operate the following websites:

●	new residential property websites, including leju.com, where viewers are automatically directed to a local website with localized information and services, covering 405 cities; on leju.com, we offer customers the ability to purchase discount coupons for property purchases; and
●	real estate media website, including lejucaijing.com, a B2B platform, which provides information and news on the real estate industry, market and developers featuring their financial performances.

We sell online advertising on each of our direct-operated local websites covering 71 cities. We also outsource 334 local websites to third parties that pay us fixed fees for the right to operate the websites. The amount of user traffic on the websites that we own or operate, our ability to achieve user demographic characteristics that are attractive to advertisers, and our ability to demonstrate such user traffic and demographic characteristics through website traffic tracking tools and reporting systems are important factors in maintaining our advertising revenue from websites that we operate directly and fixed fees from websites that we outsource to third parties. We track such data internally and identify cities to convert to direct operations on an ongoing basis.

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

Our Services

We offer e-commerce services in connection with new residential property sales, and online advertising services in connection with new residential property sales and home furnishing.

E-Commerce

Our e-commerce revenue is primarily derived from the sale of discount coupons for new residential properties that are promoted by developers and the commission paid by the developers from the commission coupons business. We commenced the sale of discount coupons from the first quarter of 2012 and the sale of commission coupons from the second half of 2022. Our revenues generated from e-commerce services in 2021, 2022 and 2023 were $411.1 million, $278.5 million and $266.1 million, respectively, representing 77.0%, 81.1% and 84.0%, respectively, of our total revenues for those periods.

O2O Services for New Residential Properties

Our O2O offering includes selling discount coupons for new residential properties. Our O2O services can be accessed by prospective purchasers through our website, leju.com, as well as through our mobile applications. Prospective purchasers can also access our services at show houses for new residential properties and through real estate developers.

Discount Coupons. A discount coupon entitles a purchaser to purchase a property from the property developer at a particular development at a discount from the advertised price. Discount coupons can be purchased by prospective property purchasers online at leju.com and its respective local websites as well as offline in showrooms for new property developments. We enter into arrangements with developers whereby we offer O2O services, including the sale of discount coupons, to promote and facilitate property sales. Each such arrangement is specific to a particular development. The arrangement may terminate at a pre-agreed date or continue until all properties at the development have been sold, as agreed in advance by the developer and us. Coupons may expire on a stated expiry date, typically at the end of a promotional period, or when all properties at the development to which the coupon relates have been sold. When a prospective property purchaser purchases a discount coupon as part of our O2O services, the purchaser remits the payment for the coupon to an account maintained by the purchaser with an independent payment platform provider or to Leju’s Alipay or Weixin pay accounts directly. Upon confirmation from a purchaser that a discount coupon is redeemed to purchase property, the payment for the discount coupon is transferred to us. However, if for any reason the coupon is not redeemed, the payment is refunded to the purchaser and we do not earn revenue from the transaction.

Commission coupons. We issue commission coupons and provide an information platform to individual brokers on which they can provide information about potential individual property buyers to specific listings of real estate developers with whom we work. As long as the potential buyers who are referred by the individual brokers reach a specific deal transaction with the real estate developer, the individual brokers will redeem the commission coupons for the successful referrals, and we can earn the commission from the developer for the successful referrals. We will recognize service revenue at a certain point in time when the obligations were fulfilled which were confirmed by real estate developers. At the same time, the payment for the commission coupons by individual brokers is transferred to us. However, if for any reason the coupon is not redeemed, the payment will be refunded to the individual broker. Any commissions and other payments received in advance will be deferred until the obligations are fulfilled. We will pay commissions for the individual brokers’ successful referrals only after the redemption of the commission coupons and the confirmation of the successful referrals from real estate developers. In order to promote the commission coupons business, we issued a majority of the commission coupons in 2022 for free or with small considerations.

The following table sets forth certain operating metrics with respect to our sales of coupons for the periods specified.

	Six months	Six months
	ended	ended
	June 30, 2023	December 31, 2023
Number of coupons issued to prospective purchasers (number of transactions)	29,983	22,301
Number of coupons redeemed (number of transactions)(1)	29,448	24,565

Note:

(1)	The number of coupons issued to prospective purchasers that were used by the purchaser to obtain a discount in connection with a property purchase during the period or to obtain the commission from real estate developers for the successful referral. We recognize revenue from the sale coupons that are redeemed. In terms of the commission coupons business, in addition to the redemption of coupons, the confirmation from developers to certify the fulfillment of the obligation would be a pre-condition to recognize revenue. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Estimates.”

We have entered into arrangements with China Unionpay to use its payment platform to collect payments for discount coupons. The term of this agreement has been extended to 2025. Either party may terminate the agreement upon 30 days written notice to the other party. Under the agreement, China Unionpay provides customers with the ability to make online or on-site payments.

Online Advertising

The majority of our online advertising revenues are generated from sale of advertising on real estate and home furnishing websites to advertisers including real estate developers and home furnishing suppliers. Our revenues generated from advertising services in 2021, 2022 and 2023 were $122.5 million, $64.7 million and $50.7 million, respectively, representing 22.9%, 18.9% and 16.0%, respectively, of our total revenues for those periods.

From 2009 to early 2024, we operated the SINA real estate website, house.sina.com.cn, and the SINA home furnishings website, jiaju.sina.com.cn, and we were entitled to all advertising revenues from these websites. In addition, pursuant to an agency agreement with SINA, we were the exclusive advertising agent of the SINA homepage and non-real estate websites, for advertising sold to advertisers, including real estate developers and home furnishing suppliers. We were entitled to 85% of the revenue derived from advertising on these other websites. Leveraging SINA’s strong brand recognition, market influence in China’s online space and its large user base, we helped real estate advertisers reach their target audiences in many of China’s major cities. Real estate advertisers primarily included real estate developers, agents and brokers as well as suppliers and providers of home furnishing and improvement products and services.

Furthermore, as the exclusive real estate advertising agency for SINA non-real estate websites, we facilitated advertising by our real estate advertising clients on the SINA real estate websites as well as non-real estate websites. Real estate advertising offerings on SINA websites included online advertising and sponsorship arrangements. Online advertising arrangements allowed advertisers to place advertisements on particular areas of SINA websites, in particular formats, such as banners and text links, and over particular periods of time. Sponsorship arrangements allowed advertisers to sponsor a particular area on SINA websites in exchange for a fixed payment over the contract period. Real estate advertising on SINA websites also included revenue from outsourcing arrangements with local business partners. Revenues from outsourcing arrangements were on a fixed fee and recognized ratably over the term of the contract.

We and SINA entered into a number of agreements governing our relationship with SINA, including an advertising inventory agency agreement, an amended and restated domain name and content license agreement, an amended and restated trademark license agreement and an amended and restated software license and support services agreement. For descriptions of these agreements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions and Agreements with SINA.”

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

Historically, we offered online residential listing services for sales and leases of existing residential properties. Our revenues generated from online listing services in 2021, 2022 and 2023 were $0.5 million, $11,274 and nil, respectively. Real estate brokers used our listing services. Payment of the listing fees entitled them to post multiple listings for properties over the subscription period. Our listing subscription contracts were typically for a term of up to one year with fixed fees payable on a monthly basis. The subscription fees were generally fixed and vary from city to city.

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

We conduct advertising activities in 71 cities where we directly operate local websites through promotional events for developers and other industry participants, including industry award ceremonies, panel discussions and similar events.

Sales and Marketing

Most of our new home advertising revenue and home furnishing advertising revenue is derived from our direct sales force. We also derive new home and home furnishing advertising revenue from sales through third party advertising agencies.

We have built a sales and marketing team that is experienced in the online advertising, internet and real estate industries. Our sales and marketing team comprised 240 personnel as of December 31, 2023. Our sales and marketing personnel work closely with our customers in local markets and help us gain insight into developments in these local markets, the competitive landscape and new market opportunities, which help us set our prices and strategies for each locality.

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

Technology

To better serve our customers, we have utilized our key proprietary technologies and developed a technology infrastructure that is specifically used for our real estate and home related internet website services. The key components of our technology platform include:

●	Search platform. Our search platform is designed to support targeted searches of our listing databases. Besides the key word search function, our search platform provides additional search functions that improve search accuracy with various search criteria, including searches based on the location, price and type of the property. In addition, our search engine is able to refine the search by conditional filtering and aggregation of the search results.
●	Large-scale system infrastructure. With a combination of proprietary in-house and third-party solutions, we have designed our system to handle large amounts of data flow with a high degree of scalability and reliability. We use parallel computing technology and clusters of low-cost computers to handle high-volume visitor traffic and process large amounts of information.

●	Anti-fraud and anti-spam technology. We have anti-fraud technology incorporated in our IT systems with a view to addressing the potential for non-compliant activities at our local branch offices. We maintain advertising price and discount data in our customer relationship management master file. Our system automatically triggers a risk alert for any deviation from pre-set discounts, in which case, a pre-approval email from our headquarters is required. Our system also generates a weekly report of any such exceptions for review by our headquarters. We also have an anti-spam system through which we are able to detect identify and filter spam messages with a view to protecting our staff. We attempt to continually improve the accuracy and effectiveness of our technology through machine-learning capability and customizable rules.

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

General

The telecommunications industry, including internet information services, is highly regulated by the PRC government. Regulations issued or implemented by the State Council, the MIIT and other government authorities cover virtually every aspect of telecommunications network operations, including entry into the telecommunications industry, the scope of permissible business activities, tariff policy and foreign investment.

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

Restrictions on Foreign Investment in the Value-Added Telecommunication Industry

In September 2000, the State Council promulgated the Telecommunications Regulations, as amended in July 2014 and February 2016, which categorize all telecommunications businesses in China as either basic telecommunications businesses or value-added telecommunications businesses. According to the Classification of Telecommunications Business effective on March 1, 2016 and amended on June 6, 2019, internet information services are classified as value-added telecommunications businesses.

The State Council promulgated the Administrative Rules on Foreign-invested Telecommunications Enterprises in December 2001, as amended in September 2008, February 2016 and March 2022 and became effective in May 1, 2022. These regulations set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to these administrative rules, the ultimate capital contribution ratio of the foreign investor or investors in a foreign-invested telecommunications enterprise that aims to provide value-added telecommunications services may not exceed 50%. In addition, pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version) promulgated by the NDRC and the Ministry of Commerce on December 27, 2021 and the Catalog of Industries for Encouraging Foreign Investment (2022 Version) which was promulgated on October 26, 2022 and became effective on January 1, 2023, other than E-commerce, domestic multiparty communication, store and forward, and call center services, the permitted foreign investment in value-added telecommunications service providers may not be more than 50%.

In July 2006, the MIIT publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under the Administrative Rules on Foreign-invested Telecommunications Enterprises. According to the MIIT Notice, if any foreign investor intends to invest in a PRC telecommunications business, a foreign-invested telecommunications enterprise must be established and such enterprise must apply for the telecommunications business licenses. Under the MIIT Notice, domestic telecommunications enterprises are prohibited from renting, transferring or selling a telecommunications license to foreign investors in any form, and from providing any resources, premises, facilities and other assistance in any form to foreign investors for their illegal operation of any telecommunications business in China.

Regulations relating to Internet Information Services

General

The provision of real estate and home-related and other content on internet websites is subject to applicable PRC laws, rules and regulations relating to the telecommunications industry and the internet, and regulated by various government authorities, including the MIIT and the SAMR. Under the applicable regulations, internet information services are classified as value-added telecommunications businesses, and a commercial operator must obtain an ICP license from the MIIT or its provincial counterparts in order to carry out commercial internet information service operations in China. If an internet information service provider is not engaged in commercial internet information service, it is only required to file a record with the MIIT or its provincial counterparts. In addition, the regulations also provide that operators involved in internet content provision in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the authorities in relation to those sectors.

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

On December 31, 2022, the CAC and three other authorities issued Administrative Provisions on Algorithm Recommendation for Internet Information Services, which became effective on March 1, 2022. Pursuant to these provisions, Algorithm recommendation service providers shall not take advantage of algorithm recommendation services to engage in activities prohibited by laws and administrative regulations, such as endangering the national security and public interests, disturbing the economic order and social order and infringing upon the legitimate rights and interests of others, and shall not take advantage of algorithm recommendation services to disseminate information prohibited by laws and administrative regulations. Instead, algorithm recommendation service providers shall take measures to prevent and reject the dissemination of adverse information. In Addition, algorithm recommendation service providers shall fulfill their responsibilities as subjects for algorithm security, establish and improve the management systems and technical measures for algorithm mechanism and principle review, scientific and technological ethics review, user registration, information release review, data security and personal information protection, anti-telecommunications and internet fraud, security assessment and monitoring, and security incident emergency response, formulate and disclose the rules for algorithm recommendation services, and be equipped with professional staff and technical support appropriate to the scale of the algorithm recommendation service.

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

Online Transmission of Audio-Visual Programs

The GAPPRFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-visual Program Service, effective in January 2008 and amended in August 2015. These administrative provisions apply to the provision of audio-visual program services to the public via internet (including mobile network) within the territory of China. Providers of internet audio-visual program services are required to obtain a license for online transmission of audio-visual programs issued by the GAPPRFT or complete certain registration procedures with the GAPPRFT. Providers of internet audio-visual program services are generally required to be either state-owned or state-controlled by the PRC government, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program services determined by the GAPPRFT. In May 2008, the GAPPRFT issued a Notice on Relevant Issues Concerning Application and Approval of License for Online Transmission of Audio-visual Programs, as amended in August 2015, which further sets forth detailed provisions concerning the application and approval process regarding the license for online transmission of audio-visual programs. The notice also provides that providers of internet audio-visual program services who engaged in such services prior to the promulgation of these administrative provisions shall also be eligible to apply for the license so long as their violation of the laws and regulations (if any) is minor and can be rectified timely and they have no record of violation during the latest three months prior to the promulgation of these administrative provisions. In April 2010, the GAPPRFT issued the Internet Audio/Visual Program Services Categories (Provisional), as amended in March 2017, which classified internet audio-visual programs into four categories. The variable interest entities and their subsidiaries do not have Licenses for Online Transmission of Audio-visual Programs. For content which we believe is subject to the requirements of these licenses, such content is hosted by SINA through our contractual arrangement with SINA. In the case that SINA does not possess the necessary licenses and permits, our content hosted by SINA is subject to the risk of being suspended by government authorities. Moreover, we cannot assure you that government would not require us to obtain these licenses separately for operation of our own websites and those websites licensed to us even if the underlying hosting of the relevant content is provided by a qualified third party. See “Item 3. Key Information—D. Risk Factors—Risks related to Our Business—If we fail to obtain or keep licenses, permits or approvals applicable to the various online real estate services provided by us, we may incur significant financial penalties and other government sanctions.”

Regulations relating to Mobile Internet Application Information Services

According to the Provisions on Administration of Mobile Internet Application Information Services promulgated by the CAC on June 29, 2016, which was amended and became effective on August 1, 2022, entities providing information services through mobile internet application shall obtain the qualifications according to laws and regulations. Mobile internet application provider shall not use mobile internet application program to carry out activities prohibited by laws and regulations, such as endangering national security, disturbing public orders, and infringing other’s legal rights and interests, or use mobile internet applications to produce, copy, publish and spread illegal information prohibited by laws and regulations. The CAC shall be responsible for the supervision and administration of information on mobile internet applications. The local cyberspace administrations shall be responsible for the supervision and administration of information on mobile internet application program within the administrative regions.

On July 21, 2023, the MIIT issued the Notice on Carrying Out the Filing of Mobile Internet Applications, requiring app operators engaged in internet information services within the territory of the People’s Republic of China to complete filing formalities in accordance with the PRC Anti-telecommunications Network Fraud Law and the Administrative Measures on Internet Information Services. App operators shall complete filing formalities with the provincial-level communications administration bureau where they are domiciled, and their network access service providers and app distribution platforms (including the distribution platforms of mini programs, quick applications and others) shall submit such applications online for inspection and review through the National Internet Basic Resources Management System.

Regulations Relating to Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The Decision on Strengthening Network Information Protection provides that electronic information that identifies a citizen or involves privacy of any citizen is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. According to the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which was promulgated by MITT and became effective in September 2013, telecommunication business operators and ICP operators are responsible for the security of the personal information of users they collect or use in the course of their provision of services. Without obtaining the consent from the users, telecommunication business operators and ICP operators may not collect or use the users’ personal information. The personal information collected or used in the course of provision of services by the telecommunication business operators or ICP operators must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or illegally provided to others. The ICP operators are required to take certain measures to prevent any divulgence of, damage to, tampering with or loss of users’ personal information. In accordance with the PRC Cybersecurity Law, network operators are required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the authorities in a timely manner. If any user knows that a network operator illegally collects and uses his or her personal information in violation of laws, regulations or any agreement with the user, or the collected and stored personal information is inaccurate or wrong, the user has the right to request the network operator to delete or correct the collected personal information.

The telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of the websites, administrative punishment, criminal liabilities, or civil liabilities, if they violate the provisions on internet privacy. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November 2015, the standards of crime of infringing citizens’ personal information were amended accordingly and the criminal culpability of unlawful collection, transaction, and provision of personal information has been reinforced. In addition, any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, will be subject to criminal liability for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (x) sells or provides personal information to others unlawfully, or (y) steals or illegally obtains any personal information, will be subject to criminal liability in severe situations. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, effective in June 2017, have clarified certain standards for the conviction and sentencing in relation to personal information infringement. The PRC government has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet. The Civil Code further provides in a stand-alone chapter of right of personality and reiterate that the personal information of a natural person shall be protected by the law. Any organization or individual shall legitimately obtain such personal information of others in due course on a need-to-know basis and ensure the safety and privacy of such information, and refrain from excessively handling or using such information.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the PRC Cybersecurity Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by the MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information”, “failure to expressly state the purpose, manner and scope of collecting and using personal information”, “collection and use of personal information without consent of users of such App”, “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity”, “provision of personal information to others without users’ consent”, “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting”. Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

On August 22, 2019, the CAC promulgated the Children Information Protection Provisions, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child, the Internet service operator should inform the child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, internet service operators should take measures like encryption when storing children’s personal information. On March 12, 2021, the CAC and three other authorities jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications. The Rules specifies the scope of necessary personal information to be collected each for a variety of common mobile internet applications, such as maps and navigation apps, online ride-hailing apps, instant messaging apps, online community apps. Operators of such apps shall not refuse to provide basic services to users on the ground of users’ refusal to provide their personal non-essential information. On April 26, 2021, the MIIT issued the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications (Draft for Comment). The draft sets forth two principles of collection and utilization of personal information, namely “explicit consent” and “minimum necessity.”

On August 20, 2021, the Standing Committee of the National People’s Congress adopted the Personal Information Protection Law which took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. The entities failing to comply could be ordered to correct, suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. On June 7, 2022, the Measures on Security Assessment of Cross-Border Transfer of Data was released by the CAC, which became effective on September 1, 2022, stipulating that before cross-border data transfer under certain circumstances, data processors shall conduct assessment of the risks, and shall apply for security assessment. These laws and regulations require, among others, that the personal information and important data generated and collected during the operations in the PRC should be stored within the PRC unless, prior to the intended data transfer, certain specified criteria have been satisfied, such as a completed official security assessment carried out by the PRC government authorities.

On February 22, 2023, the CAC promulgated the Provisions on the Standard Agreement on Cross-border Transfer of Personal Information, which took effect on June 1, 2023. These provisions attach the standard template for cross-border data transfer agreement that could be used as an available option to satisfy the condition for cross-border transfer of personal information under Article 38 of the Personal Information Protection Law.

Regulations on Overseas Offering and Listing

On July 6, 2021, the PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of the regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 27, 2021, the NDRC and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), which became effective on January 1, 2022. Pursuant to these administrative measures, if a domestic company engaging in the prohibited business stipulated in the negative list seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the regulations on the domestic securities investments by foreign investors.

On February 17, 2023, the CSRC released the Overseas Listing Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report their information to the CSRC; if a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. If the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (iii) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that the domestic companies that have already been listed overseas on or before the effective date of the Overseas Listing Trial Measures (i.e., March 31, 2023) shall be deemed as existing issuers. These existing issuers are not required to complete the filling procedures, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved.

According to the Overseas Listing Trial Measures, an overseas listed company shall file with the CSRC within three business days after the completion of its subsequent securities offering on the same market, and an overseas listed company shall file with the CSRC within three business days after its application of offering and listing on a different market. If an overseas listed company purchases PRC domestic assets through a single or multiple acquisitions, share swaps, shares transfers or other means, and such purchase constitutes direct or indirect listing of PRC domestic assets, a filing with the CSRC is also required. In addition, an overseas listed company is required to report to the CSRC the occurrence of any of the following material events within three business days after the occurrence and announcement thereof: (i) a change of control of the listed company; (ii) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or the competent authorities in respect of the listed company; (iii) a change of listing status or transfer of listing segment; and (iv) the voluntary or mandatory delisting of the listed company. If there is any material change of the principal business of the listed company after the overseas offering and listing so that the listed company is no longer required to file with the CSRC, it shall file a specific report and a legal opinion issued by a domestic law firm to the CSRC within three business days after the occurrence hereof.

On February 24, 2023, the CSRC, together with the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration of China, issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which came into effect on March 31, 2023. These rules reiterate that working papers produced in the PRC by securities companies and securities service providers for direct and indirect international offering and listing by domestic companies, should be retained in mainland China, and, without prior approval by competent authorities of mainland China, such working papers shall not be brought, mailed or otherwise transferred to recipients outside of mainland China. Furthermore, the rules establish a cross-border regulatory cooperation mechanism as prescribed in the PRC Securities Law and strengthen cross-border regulatory cooperation as prescribed in the Overseas Listing Trial Measures, which shifts the overall direction of cross-border supervision of international offering and listing from a “dominated by domestic regulators or depend on the conclusions of inspections by domestic regulators” approach to a “cross-border regulatory cooperation” mechanism.

The rules provide that, among other things, (i) in relation to the international offering and listing activities of domestic enterprises, the domestic enterprises are required to strictly comply with the requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities; (ii) during the course of an international offering and listing, if a domestic enterprise needs to publicly disclose or provide to securities companies, accounting firms or other securities service providers and international regulators, any materials that contain the state secrets, work secrets of government agencies or that have a sensitive impact (i.e., be detrimental to national security or the public interest if divulged), the domestic enterprise should complete the approval/filing and other regulatory procedures; and (iii) working papers produced in mainland China by securities companies and securities service institutions, which provide domestic enterprises with securities services during their international issuance and listing, should be stored in mainland China, and the transmission of all such working papers to recipients outside of mainland China is required to be approved by competent authorities of mainland China.

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

On December 15, 2019, the CAC promulgated the Provisions of Ecological Governance of Network Information Content, which came into effect on March 1, 2020. According to these provisions, a network information content producer shall not make, copy or publish any illegal information containing: (i) violation the fundamental principles set forth in the Constitution; (ii) jeopardizing national security, divulging state secrets, subverting the state power, or undermining the national unity; (iii) damaging the reputation or interests of the state; (iv) infringing name, portrait, reputation or honor of a hero or a martyr; (v) advocating terrorism or extremism; (vi) inciting ethnic hatred or discrimination to undermine ethnic solidarity; (vii) detrimental to state religious policies, propagating heretical or superstitious ideas; (viii) spreading rumors to disturb economic and social order; (ix) disseminating obscenity, pornography, force, brutality and terror or crime-abetting; (x) humiliating or defaming others or infringing upon their reputation, privacy and other legitimate rights and interests. In addition, a network information content platform shall set up the censorship and management mechanism of network information content, and develop the detailed rule. The platform shall set up the person in charge, equip itself with the professional personnel commensurate with the business scope and service scale, strengthen training and examination and improve the quality of practitioners, set up convenient channels for filing complaints and reports in prominent places and publish the ways of filing complaints and reports, and compile an annual report. If a network information content producer violates the provisions, the network information content platform shall take disposal measures including warning for rectification, restricting functions, suspending updates and closing accounts, eliminate illegal information and contents in a timely manner, keep relevant records and report to the competent authorities. If a network information content platform violates the provisions, the cyberspace authorities shall hold interviews, give warnings, order it to suspend information update, take measures including restricting it from engaging in network information services, and impose online behavior restrictions and industry bans. The Measures for Cybersecurity Review was promulgated on April 13, 2020, amended on December 28, 2021 and became effective on February 15, 2022. According to these measures, a critical information infrastructure operator, before purchasing network products and services, shall prejudge the national security risks that may arise after the products and services are put into use. If such products and services will or may affect national security, the operator shall apply to the cybersecurity review office for cybersecurity review. In Addition, the Measures for Cybersecurity Review as amended in 2021 has inserted the procedures for additional oversight of “foreign” listings in relation to cybersecurity. Critical information infrastructure operators and data processors that possess the personal data of at least one million users must apply for a cybersecurity review by the Cybersecurity Review Office, if they plan listing of companies in foreign countries. The Cybersecurity Review Office may voluntarily conduct cybersecurity review if any network products and services, activities of data process or listing of companies overseas affects or may affect national security. Pursuant to the Measures for Cybersecurity Review, any violation shall be punished in accordance with the Cybersecurity Law and the Data Security Law, the sanctions under which include, among others, government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations.

To comply with these laws and regulations, we require our users to accept the user terms or service agreement for registration with, and use of, our websites, whereby they agree to comply with the applicable PRC laws and regulations in using our websites, and we also maintain constant surveillance and monitoring on the information posted on our websites. However, the measures we take may not be adequate to ensure that all the information posted on our websites are in compliance with these laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks related to Our Business—We are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”

The security and confidentiality of information on the identity of internet users are also regulated in China. The Internet Information Service Administrative Measures promulgated by the PRC State Council require internet information service providers to maintain an adequate system that protects the security of user information. In December 2005, the Ministry of Public Security promulgated the Regulations on Technical Measures of Internet Security Protection, requiring internet service providers to utilize standard technical measures for internet security protection. Moreover, the Rules for Regulating the Market Order of Internet Content Services enhance the protection of internet users’ personal information by prohibiting internet information service providers from unauthorized collection, disclosure or use of personal information of their users. In December 2012, the Standing Committee of the National People’s Congress passed the Decision on Strengthening Internet Information Protection, which provides that all internet service providers in China, including internet information service providers, should require their users to provide real identity information when entering into service agreements or providing services to the users. In July 2013, the MIIT issued Provisions on Protecting Personal Information of Telecommunication and Internet Users, under which Internet information service providers are subject to strict requirements to protect personal information of internet users. The internet information service providers are prohibited from collecting personal information of internet users without obtaining consent from the users. Personal information collected shall be used only in connection with the services to be provided by Internet information service providers to such users and shall be kept in strict confidence. To comply with these laws and regulations, we require our users to accept the user terms or service agreement for registration with and use of our websites whereby they agree to provide certain personal information to us and agree to our use of their provided personal information under certain agreed circumstances, and we have established information security systems to protect users’ privacy. In May 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, effective in June 2017. These interpretations provide more practical conviction and sentencing criteria for the infringement to citizens’ personal information.

On December 8, 2022, the MIIT issued the Measures for Data Security Administration in the Industry and Information Technology Field (Trial Implementation) which became effective on January 1, 2023. In accordance with these measures, the industrial and telecommunication data processors shall classify data firstly based on the data’s category and then based on its security level on a regular basis, to classify and identify data based on the industry requirements, business needs, data sources and purposes and other factors, and to make a data classification list. In addition, the industrial and telecommunication data processors shall establish and improve a sound data classification management system, file the important data and core data catalog with the local industry regulatory department, and implement the protection with the highest level of requirement if different levels of data are processed at the same time and it is difficult to take separate protective measures. The measures also impose certain obligations on industrial and telecommunication data processors in relation to, among others, implementation of data security work system, administration of key management, data collection, data storage, data usage, data transmission, provision of data, publicity of data, data destruction, safety audit and emergency plans, etc.

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

On October 26, 2021, the CAC issued the Regulations on the Management of Internet User Account Name Information (Draft for comments) for public comment. These regulations provide that the Internet user account service platform shall, in accordance with the principle of “background real name and foreground voluntary”, require internet user account users to provide real identity information when registering an account. The Internet user account service platform shall take necessary measures to ensure the security of the personal information and account name information it collects and stores, and prevent unauthorized access and information disclosure, tampering and loss; Personal information and account name information shall not be collected, stored, used, processed, transmitted, provided or disclosed without the authorization and consent of the user of the Internet user account. No illegal trading of Internet user account name information is allowed. After the Internet user account user cancels his/her account, the Internet user account service platform shall delete his personal information and account name information according to law.

On June 27, 2022, the CAC issued the Administrative Provisions on the Account Information of Internet Users, which sets out guidelines on the provisions of the account information of internet users and became effective on August 1, 2022. According to the provisions, internet information service providers shall perform their responsibilities as the administrative subjects of the account information of internet users, have in place professionals and technical capacity appropriate to the scale of services, and establish, improve and strictly implement the authentication of real identity information, verification of account information, security of information content, ecological governance, emergency responses, protection of personal information and other management systems.

Regulations Relating to Information Security

The National People’s Congress has enacted legislation that prohibits use of the internet that breaches the public security, disseminates socially destabilizing content or leaks state secrets. Breach of public security includes breach of national security and infringement on legal rights and interests of the state, society or citizens. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.

Pursuant to applicable regulations, ICP operators must complete mandatory security filing procedures and regularly update information security and monitoring systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content.

In December 2015, the Standing Committee of the National People’s Congress promulgated the PRC Anti-Terrorism Law, which took effect on January 1, 2016 and was amended on April 27, 2018. According to this law, telecommunication service operators or internet service providers shall (i) carry out pertinent anti-terrorism publicity and education to society; (ii) provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities; (iii) implement network security and information monitoring systems as well as safety and technical prevention measures to avoid the dissemination of terrorism information, delete the terrorism information, immediately halt its dissemination, keep relevant records and report to the competent departments once the terrorism information is discovered; and (iv) examine customer identities before providing services. Any violation of the PRC Anti-Terrorism Law may result in severe penalties, including substantial fines.

In November 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cybersecurity Law, which took effect on June 1, 2017. In accordance with this law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. On September 12, 2022, the CAC proposed a series of draft amendments to the PRC Cybersecurity Law, which impose more stringent legal liabilities for certain violations. Such draft amendments were released for soliciting public comments and its final form, interpretation and implementation remain substantially uncertain. On August 20, 2021, the Standing Committee of the National Peoples’ Congress promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection.

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, Standing Committee of the PRC National People’s Congress published the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e., data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. As the Data Security Law was recently promulgated, we may be required to make further adjustments to our business practices to comply with this law, as well as any adjustments that may be required by the ultimate Personal Information Protection Law.

On July 6, 2021, the PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provides for improving the laws and regulations on data security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On December 28, 2021, the CAC amended the Measures for Cybersecurity Review, which became effective on February 15, 2022. The scope of review under these amended measures extends to critical information infrastructure operators that intend to purchase internet products and services and data processing operators engaging in data processing activities, which affect or may affect national security. According to Article 7 of the amended measures, operators who possess personal information of over a million users shall apply to the Cybersecurity Review Office for cybersecurity reviews before listing in a foreign country. Besides, the amended measures also provide that if the authorities consider that certain network products and services, data processing activities and listings in foreign countries affect or may affect national security, the authorities may initiate a cybersecurity review even if the operators do not have an obligation to report for a cybersecurity review under such circumstances. The amended measures also elaborated the factors to be considered when assessing the national security risks of the relevant activities, including among others, risks of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country and risks of critical information infrastructure, core data, important data or a large amount of personal information data being affected, controlled and maliciously used by foreign governments in a foreign listing.

On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments). These draft regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with these draft regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment. The draft regulations remain unclear on whether the requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. We cannot predict the impact of these draft regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the draft regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange and Hong Kong Exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. In addition, if a final version of the draft regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

On December 8, 2023, the CAC issued the Administrative Measures for Cybersecurity Incident Reporting (Draft for Comment) and attached the Classification Guide for Cybersecurity Incidents and the Information Report Form for Cybersecurity Incidents for public comments. Pursuant to these draft measures, network operators who build, operate networks or provide services through networks in the PRC shall report incidents that endanger network security in accordance with these draft measures. Cybersecurity incidents refer to incidents that cause harm to the network and information systems or data therein and have an adverse impact on society caused by human factors, software or hardware defects or failures, natural disasters, etc. The draft measures classify cybersecurity incidents into four levels: general, serious, material or extremely material. Cybersecurity incidents of serious level or above must be reported to the regulators using the Information Report Form for Cybersecurity Incidents within one hour. If an operator fails to report a cybersecurity incident according to the draft measures, the cyberspace administration will impose penalties according to the laws and administrative regulations. If material harmful consequences are caused due to the operator’s delay in reporting, omission, false reporting, or concealment of cybersecurity incidents, the operator and the liable persons will be subject to heavier punishments in accordance with applicable law. As of the date of this annual report, this draft has not been formally adopted. Uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation thereof.

On July 30, 2021, the State Council issued the Regulations on Protection of Critical Information Infrastructure. Pursuant to these regulations, critical information infrastructure shall mean the important network facilities or information systems of key industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest once there occur damage, malfunctioning or data leakage to them. The regulations provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. The regulations also require that critical information infrastructure operators shall establish a cybersecurity protection system and accountability system, and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, the administration departments of each important industry and sector shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector.

On July 12, 2021, the MIIT and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products. The provisions state that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offences shall not provide technical support, advertising, payment settlement and other assistance to the offenders. According to these provisions, network product providers, network operators, and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. The provisions also ban provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.

On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer, which came into effect on September 1, 2022. Pursuant to these measures, a data processor shall apply to competent authorities for security assessment prior to transferring any data abroad if the transfer involves (i) important data; (ii) personal information transferred overseas by a critical information infrastructure operator and a data processor that has processed personal information of more than one million individuals; (iii) personal information transferred overseas by a data processor who has already provided personal information of 100,000 persons or sensitive personal information of 100,000 persons overseas since January 1 of the previous year; or (iv) other circumstances as requested by the CAC. Furthermore, on August 31, 2022, the CAC promulgated the Guidelines for filing the Outbound Data Transfer Security Assessment (Version 1), which provides that acts of outbound data transfer include (i) overseas transmission and storage by data processors of data generated during PRC domestic operations; (ii) the access to, use, download or export of the data collected and generated by data processors and stored in the PRC by overseas institutions, organizations or individuals; and (iii) other acts as specified by the CAC. On March 22, 2024, the CAC promulgated the second version of the Guidelines for Filing the Outbound Data Transfer Security Assessment, which provides more clarity on how to apply for the security assessment. As of the date of this annual report, we do not transfer any users’ personal information or important data outside of China.

On March 22, 2024, the CAC released the Provisions on Promoting and Standardizing Cross-Border Data Flows. The provisions set forth the circumstances exempted from performing the security assessment or filing procedures for cross-border data transfer and further clarify the thresholds and scenarios for data processors to go through these procedures as stipulated under the aforementioned measures.

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

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the legislation regarding the protection of state secrets during online information distribution. Specifically, internet companies in the PRC with bulletin boards, chat rooms or similar services must apply for specific approval prior to operating such services.

Furthermore, the Provisions on Technological Measures for Internet Security Protection, promulgated by the Ministry of Public Security and became effective in March 2006, require all ICP operators to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. The Decision on Strengthening Network Information Protection which was promulgated by the PRC National People’s Congress in December 2012, states that ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, delete the information, keep relevant records, and report to the government authorities.

On October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC jointly issued the Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarifies the meaning of Internet service provider and the severe situations of the crimes.

Regulations on Anti-Monopoly Matters related to Internet Platform Companies

The PRC Anti-monopoly Law, which took effect on August 1, 2008, prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect of eliminating or restricting competition. On June 24, 2022, the Standing Committee of the National People’s Congress amended the Anti-Monopoly Law, which became effective on August 1, 2022, which stipulates that the fines for illegal concentration of business operators has been increased to “no more than ten percent of its preceding year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition.” The amended Anti-monopoly Law also stipulates that the authority has the right to investigate transaction where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold.

On February 7, 2021, the Anti-monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines in the Field of Internet Platforms. Pursuant to an official interpretation from the Anti-monopoly Commission of the State Council, these guidelines mainly cover five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. The guidelines prohibit certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including, without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the guidelines also reinforce antitrust merger review for internet platform related transactions to safeguard market competition. On August 17, 2021, the SMAR issued the Provisions on Prohibition of Unfair Competition on the Internet (Draft for Comments), which prohibits business operators from using data, algorithms and other technical means to commit traffic hijacking, interference, malicious incompatibility and other improprieties to influence user choices or hinder or damage the normal operation of network products or services offered by other business operators.

Regulations relating to Advertising Services

The SAMR is responsible for regulating advertising activities in China. Pursuant to applicable regulations, companies that engage in advertising activities in China must obtain from the SAMR or its local branches a business license which specifically includes operating an advertising business within its business scope. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of illegal revenues and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any law or regulation.

The business scope of the business licenses of Beijing Leju and its subsidiaries includes operating an advertising business, which allows them to engage in the advertising business.

The PRC advertising laws and regulations also set forth certain content requirements for advertisements in China including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAMR or its local branches may revoke violators’ licenses. To comply with these laws and regulations, we maintain a task force to review the advertising materials to ensure the content does not violate the laws and regulations before displaying such advertisements, and we also request the advertisers to provide proof of governmental approval if an advertisement is subject to special government review.

The Provisions on the Release of Real Estate Advertisements issued in December 2015 and amended in April 2021 require that real estate advertisements must be truthful, legal, scientific and accurate, and must not deceive or mislead consumers, and make detailed provisions for the specific requirements of real estate advertisements by real estate agencies and brokers.

On February 25, 2023, the SAMR issued the Measures for the Administration of Internet Advertising, which came into effect on May 1, 2023. The Measures for the Administration of Internet Advertising requires that advertisers shall be responsible for the authenticity and legality of the content of Internet advertisements. In addition, the Measures for the Administration of Internet Advertising also requires that operators and publishers of Internet advertisements comply with the following provisions: (i) establish and improve the Internet advertising business to undertake registration, audit, file management system in accordance with the state regulations; (ii) review, check and register the advertiser’s name, address, effective contact information and other information, record and save the electronic data of advertising activities, establish registration files and verify and update them regularly. The storage time of the files shall not be less than three years from the date of termination of advertising release; (iii) check the advertising supporting documents and verify the advertising contents. For advertisements with inconsistent contents, no administrative license where required, or lacking other supporting documents, Internet advertising operators shall not provide design, production and agency services, and Internet advertising publishers shall not publish them; (iv) be equipped with advertising reviewers who are familiar with advertising laws and regulations, and if conditions permit, to set up a special agency to be responsible for reviewing Internet advertisements; (v) participate in statistical surveys of the advertising industry in accordance with the law, and provide statistical data in a true, accurate, complete and timely manner.

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

The NDRC and the Ministry of Commerce issued Foreign Investment Industrial Guidance Catalogue, effective in April 2015. The catalogue removed the real estate agency and brokerage services from the restricted category. The catalogue as amended in June 2017 and the subsequent updates of Special Administrative Measures (Negative List) for Foreign Investment Access did not cover real estate agency and brokerage services. Accordingly, the establishment of or the investment in a subsidiary to engage in real estate agency and brokerage services is not subject to the approval of the Ministry of Commerce or its local counterparts.

On July 13, 2021, the PRC authorities promulgated Notice on the Continuous Rectification and Regulation of the Real Estate Market Order, which provides for intensified punishment by local authorities for real estate agencies violating laws and regulations, including warning and interview, suspension of business for rectification, revocation of business license and qualification certificate, exposure to the public, and reference to security and judicial authorities for investigation and punishment in the case of criminal offence.

On April 27, 2023, the Ministry of Housing and Urban-Rural Development and the SAMR issued the Opinions on Regulating Real Estate Brokerage Services, which made following regulatory statements: (i) reiterates the register requirement for companies operating real estate brokerage business; (ii) further specified the content of brokerage services; (iii) intensifies regulation on the price, fees and transaction contracts for brokerage services; (iv) strengthens the obligations to protect personal information of real estate brokerage institutions and practitioners.

We mainly use the VIEs and their subsidiaries to provide support for our e-commerce business. Each subsidiary of the VIEs engaged in real estate agency and brokerage business has obtained and maintained a business license with such business scope, and 25 of our PRC operating entities have completed the filing with the competent local real estate administrative authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to obtain the approvals or complete the filings required for our real estate agency and brokerage business in China may limit our ability to provide real estate agency and brokerage services or establish new PRC operating entities.”

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

After receiving a trademark registration application, the PRC Trademark Office will make a public announcement with respect to the proposed trademark registration application if the trademark passes the preliminary examination. Any person may, within three months after such public announcement, object to such trademark application. The PRC Trademark Office will then decide who is entitled to the trademark registration, and its decisions may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no objection is filed within three months after the public announcement period or if the objection has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, upon which the trademark is registered and will be effective for a renewable ten-year period, unless otherwise revoked. As of March 31, 2024, we owned or licensed 332 registered trademarks in China, and had 28 trademark applications in various industry categories pending with the China Trademark Office.

Regulations relating to Employment

Under the PRC Labor Law, the PRC Labor Contract Law and its implementing rules, employers must enter into written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Employers in China are required to provide employees with welfare schemes covering pension insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing funds. Pursuant to the Reform Plan for Collection and Management System of National and Local Taxes released by General Office of the Communist Party of China and the State Council on July 20, 2018, all social insurance premiums, such as basic pension insurance premium, basic medical insurance premium, unemployment insurance premium, work-related injury insurance premium and maternity insurance premium, shall be collected uniformly by the tax authorities starting from January 1, 2019. Employers in most cases are also required to provide a severance payment to their employees after their employment relationships are terminated. We have caused all of our full-time employees to enter into written labor contracts with us and provide our employees with the proper welfare and employment benefits.

Pursuant to the PRC Labor Contract Law and its amendments, dispatched employees are intended to be a supplementary form of employment and shall only apply to provisional, auxiliary or substitutive positions, and the fundamental form should be direct employment by enterprises and organizations that require employees. It is expressly stated that the number of dispatched employees an employer uses may not exceed a “certain percentage” of its total labor force. The Interim Provisions on Labor Dispatch effective in March 2014, further set such percentage at 10% and provide a two-year transitional period for compliance with such requirement. Failure to comply with these requirements may result in orders of rectification and imposition of fines. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Increases in labor costs in China may adversely affect our business and our profitability.”

Regulations relating to Foreign Investment

On March 15, 2019, the PRC National People’s Congress adopted the PRC Foreign Investment Law, which became effective on January 1, 2020. Pursuant to the PRC Foreign Investment Law, China grants national treatment to foreign invested entities, except for those foreign-invested entities that operate in “restricted” or “prohibited” industries prescribed in the “negative list”, which shall be released by or approved by the State Council.

On December 30, 2019, the Ministry of Commerce and the SAMR jointly promulgated the Measures for Reporting of Foreign Investment Information, which became effective on January 1, 2020. According to the Measures for the Reporting of Foreign Investment Information, where foreign investors carry out investment activities directly or indirectly within China, foreign investors or foreign-invested enterprises shall report investment information to commerce departments in accordance with these Measures. A foreign investor who establishes a foreign-invested enterprise within China shall submit an initial report through the enterprise registration system when undergoing formation registration of the foreign-invested enterprise. In the case of any modification of the information in the initial report, which involves the enterprise’s modification registration (recordation), the foreign-invested enterprise shall submit the modification report through the enterprise registration system when undergoing the enterprise’s modification registration (recordation).

On December 19, 2020, the NDRC and the Ministry of Commerce promulgated Measures for Security Review of Foreign Investment, which became effective on January 18, 2021. The foreign investment security review mechanism in charge of organization, coordination and guidance of foreign investment security review is thereunder established. A working mechanism office shall be established under the NDRC and led by the NDRC and the Ministry of Commerce to undertake routine work on the security review of foreign investment. According to the Measures for Security Review of Foreign Investment, before making investment in important cultural products and services, important information technologies and Internet products and services, important financial services, key technologies or any other important field related to national security, resulting in the foreign investor’s acquisition of actual control of the enterprise invested in, the foreign investor or relevant parties shall proactively report to the working mechanism office.

Regulations relating to Foreign Exchange Control and Administration

Foreign Exchange Administration

The principal regulation governing foreign currency exchange in China is the Regulations of the PRC on Foreign Exchange Administration, as amended in August 2008. Under these regulations and other PRC regulations and rules, the Renminbi is convertible into other currencies for the purpose of current account transactions, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. The conversion of the Renminbi into other currencies and remittance of the converted foreign currency outside China for capital account transactions, such as capital injections, loans, repatriation of investments and investments in securities outside China, requires the prior approval from, or registration with, SAFE or its local branches.

As an offshore holding company with PRC subsidiaries, Leju may (i) make additional capital contributions to its PRC subsidiaries; (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries; (iii) make loans to its PRC subsidiaries or consolidated variable interest entities; or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals, such as:

●	capital contributions to our PRC subsidiaries that operate in the industries that fall within the restricted category for foreign investment must be approved by the Ministry of Commerce or its local counterparts;
●	loans by us to our PRC subsidiaries cannot exceed the statutory limit which is the difference between the amount of total investment and the amount of registered capital of such subsidiaries as approved by the Ministry of Commerce or its local counterpart or the limit calculated by the approach set forth in the Notice of Matters Concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing issued by the People’s Bank of China in January 2017, and must be registered with SAFE or its local branches; and
●	loans by us to the variable interest entities must be filed with the NDRC and must also be registered with SAFE or its local branches.

Under SAFE Circular 19, which became effective in June 2015 and was amended in 2019 and March 2023, a foreign-invested enterprise may choose to convert its registered capital from foreign currency to Renminbi on a discretionary basis, and the Renminbi capital converted can be used for equity investments within China, which will be regarded as the reinvestment of foreign-invested enterprise. In addition, SAFE Circular 19 prohibits a foreign-invested enterprise from using Renminbi funds converted from its foreign currency registered capital to provide entrustment loans or repay loans borrowed from nonfinancial enterprises. Violation of these circulars could result in severe penalties, including heavy fines. These circulars may limit our ability to transfer funds to the variable interest entities and the subsidiaries of our wholly foreign-owned subsidiaries in China, and we may not be able to convert foreign currency-denominated funds into Renminbi to invest in or acquire any other PRC companies, or establish other consolidated variable interest entities in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.”

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, as amended in October 2018 and December 2019, which substantially amends and simplifies the then current foreign exchange procedures. Under SAFE Circular 59, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses account, foreign exchange capital account, guarantee account) no longer requires approval by SAFE. Reinvestment of Renminbi proceeds by foreign investors in China no longer requires SAFE approval or verification.

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

In February 2015, SAFE promulgated the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, effective in June 2015 and amended in December 2019. Under SAFE Circular 13, the current foreign exchange procedures will be further simplified, and foreign exchange registrations of direct investment will be handled by banks instead of SAFE and its branches.

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

On December 4, 2023, SAFE issued the Notice on Further Deepening Reforms to Promote the Convenience of Cross-border Trade and Investment, or SAFE Notice 28, which provides that qualified high-tech, “professional, sophisticated, unique and new” and technology-based small and medium-sized enterprises in certain other areas can borrow foreign debt on their own within an amount not exceeding the equivalent of US$10 million. SAFE Notice 28 abolished the restriction that the cumulative remittance amount of up-front expenses of overseas direct investment by a domestic enterprise shall not exceed the equivalent of US$3 million, provided that the cumulative remittance amount shall not exceed 15% of the total proposed investment amount by the PRC entity. Additionally, SAFE Notice 28 restructured the asset realization account of capital accounts to the settlement account of capital accounts. The equity transfer consideration funds in foreign currency received by a domestic equity transferor (including institutions and individuals) from domestic parties, as well as the foreign exchange funds raised by domestic enterprises through overseas listing may be directly remitted to the settlement account of capital accounts. Funds in the settlement account of capital accounts may be settled and used at discretion. The equity transfer consideration funds received by a domestic equity transferor from foreign invested enterprises which are paid with RMB funds derived from the settlement of foreign exchange (i.e., RMB funds derived from direct settlement of foreign exchange or from settlement account for pending payment) may be transferred directly to the RMB account of the domestic equity transferor.

Foreign Exchange Registration of Offshore Investments by PRC Residents

In July 2014, SAFE promulgated SAFE Circular 37, which requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions.

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

Foreign Exchange Registration of Employee Stock Incentive Plans

In February 2012, SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Stock Incentive Plan of Overseas Publicly-Listed Company. Under these rules, a PRC entity’s directors, supervisors, senior management officers, other staff or individuals who have an employment or labor relationship with a PRC entity and are granted stock options by an overseas publicly listed company are required, through a qualified PRC domestic agent which could be a PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. Such PRC resident participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. The PRC agent shall, among other things, file on behalf of such PRC resident participants an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the exercise or sale of stock options or stock such participants hold. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material aspects. Such participating PRC residents’ foreign exchange income received from the sale of stock and dividends distributed by the overseas publicly-listed company must be fully remitted into a PRC collective foreign currency account opened and managed by the PRC agent before distribution to such participants. We and our PRC resident employees who have been granted stock options or other share-based incentives of our company are subject to these rules. If we or our PRC resident participants fail to comply with these regulations in the future, we and/or our PRC resident participants may be subject to fines and legal sanctions.

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

The following diagram illustrates our corporate structure, including our principal subsidiaries and variable interest entities as of the date of this annual report:

Notes:

(1)	Omnigold Holdings Ltd. is currently 84% owned by Branco Overseas Ltd., 10% owned by Lead Spriti Management Ltd and 6% owned by Cando Management Limited. Lead Spriti Management Ltd is wholly owned by an independent third party. Cando Management Limited is wholly owned by an employee of our company.

(2)	Beijing Yisheng Leju Information Services Co., Ltd., or Beijing Leju, is a variable interest entity established in China in 2008 and is currently 80% owned by Mr. Xudong Zhu and 20% owned by Mr. Yinyu He, and each of Shanghai Leju Hao Fang Information Service Co., Ltd., or Leju Hao Fang and Beijing Jiajujiu E-Commerce Co., Ltd., or Beijing Jiajujiu is a variable interest entity established in China in 2011 and is currently 70% owned by Mr. Yinyu He and 30% owned by Mr. Weijie Ma. Through a series of contractual arrangements, Beijing Leju, Leju Hao Fang and Beijing Jiajujiu are considered the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements under the U.S. GAAP for accounting purposes. Neither Leju nor its investors has an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the variable interest entities, and the contractual arrangements are not equivalent to an equity ownership in the business of the variable interest entities. See more information below in this section. The registered business scope of each of Shanghai Yi Yue, Leju IT, Shanghai SINA Leju, Shanghai Fangxin and Beijing Maiteng contains the business of development of computer software, which falls in the encouraged category for foreign investment in the currently effective Foreign Investment Industrial Guidance Catalogue. The registered business scope of the VIEs and their subsidiaries which are engaged in real estate agency and brokerage business contain the business of real estate brokerage service, which was removed from the restricted category for foreign investment in the Foreign Investment Industrial Guidance Catalogue. Therefore, the business of real estate brokerage service now fall in the permitted category for foreign investment under PRC law, along with the other businesses listed in the registered business scope of each of Shanghai Yi Yue, Leju IT, Shanghai SINA Leju, Shanghai Fangxin, Beijing Maiteng, and all its subsidiaries, which are not listed in the new Foreign Investment Industrial Guidance Catalogue. City Rehouse, Shanghai Leju Hao Fang, Beijing Leju and Beijing Jiajujiu, wholly owned 8, 3, 60 and 2 subsidiaries, respectively.

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

As a result of these contractual arrangements, we, through our PRC subsidiaries, have become the primary beneficiary of these PRC entities and account for them as variable interest entities, and consolidate the financial results of these entities into our financial statements in accordance with U.S. GAAP. Substantially all of our revenues are derived from the variable interest entities and we rely on dividends and service fees paid to us by our PRC subsidiaries and the variable interest entities in China. Entities apart from the variable interest entities contributed in aggregate 0.1%, 0.0% and 0.0% of our total net revenues in 2021, 2022 and 2023, respectively. Our operations not conducted through contractual arrangements with the variable interest entities primarily consist of outsourcing arrangements business, support services for online advertising business and agency services included with our e-commerce business. In 2021, 2022 and 2023, the total amount of service fees that our PRC subsidiaries received from the variable interest entities under all the service agreements between our PRC subsidiaries and consolidated variable interest entities was $17.5 million, $29.8 million and $10.3 million, respectively. As of December 31, 2023, the amount of service fees receivable from by the variable interest entities was $7.9 million.

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

The following is a summary of the currently effective contractual arrangements relating to the variable interest entities:

Agreements that Provide Us with Effective Control over the variable interest entities

Exclusive Call Option Agreement. Our wholly owned indirect subsidiary, Shanghai SINA Leju, has entered into an exclusive option agreement with the variable interest entity, Beijing Leju, and its shareholders. Our wholly owned indirect subsidiary, Shanghai Yi Yue, has entered into an exclusive call option agreement with the variable interest entity, Leju Hao Fang, and its shareholders. Our PRC subsidiary, Beijing Maiteng, has entered into an exclusive option agreement with the variable interest entity, Beijing Jiajujiu, and its shareholders. In each case, under the exclusive call option agreement each PRC subsidiary of our Company has the rights to require shareholders of the applicable variable interest entity to transfer any or all their equity interests in the applicable variable interest entity to the respective PRC subsidiary of our Company and/or a third party designated by it, in whole or in part at any time and from time to time, for considerations equivalent to the respectively outstanding loans owed to applicable shareholders of the variable interest entity (or part of the loan amounts in proportion to the equity interests being transferred) or, if applicable, for a nominal price, unless the government authorities or the China laws request that another amount be used as the purchase price, in which case the purchase price shall be the lowest amount under such request. Each exclusive call option agreement shall remain effective unless terminated in the event that the entire equity interests held by shareholders in the applicable variable interest entity have been transferred to the applicable PRC subsidiary of our Company or their appointee(s).

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

The term of each loan commences from the date of the agreement and ends on the date the lender exercises its exclusive call option under the exclusive call option agreement, or when certain defined termination events occur, such as if the lender sends a written notice demanding repayment to the borrower, or upon the default of the borrower, whichever is earlier.

After the lender exercises his exclusive call option, the borrower may repay the loan by transferring all of its equity interest in the variable interest entity to the lender, or a person or entity nominated by the lender, and use the proceeds of such transfer as repayment of the loan. If the proceeds of such transfer is equal to or less than the principal of the loan under the loan agreement, the loan is considered interest-free. If the proceeds of such transfer is higher than the principal of the loan under the loan agreement, any surplus is considered interest for the loan under the loan agreement.

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

Under each powers of attorney, the shareholders of each variable interest entity irrevocably appointed the applicable PRC subsidiary of our Company and its designated persons (including directors and their successors and liquidators replacing the directors but excluding those non-independent or who may give rise to conflict of interest) as their attorneys-in-fact to exercise on their behalf, and agreed and undertook not to exercise without such attorneys-in-fact’s prior written consent, any and all right that they have in respect of their equity interests in the applicable variable interest entity.

Each powers of attorney shall remain effective for so long as each shareholder holds equity interest in the applicable variable interest entity.

Equity Pledge Agreement. Our wholly owned indirect subsidiary, Shanghai SINA Leju, has entered into an equity pledge agreement with the variable interest entity, Beijing Leju, and its shareholders. Our wholly owned indirect subsidiary, Shanghai Yi Yue, has entered into an equity pledge agreement with the variable interest entity, Leju Hao Fang, and its shareholders. Our PRC subsidiary, Beijing Maiteng, has entered into an equity pledge agreement with the variable interest entity, Beijing Jiajujiu, and its shareholders. Under each such equity pledge agreement, shareholders of each variable interest entity agreed to pledge all their respective equity interests in the applicable variable interest entity that they own, including any interest or dividend paid for the shares, to the applicable PRC subsidiary of our Company as a security interest to guarantee the performance of the contractual obligations and the payment of outstanding debts. The pledge in respect of the applicable variable interest entity takes effect upon the completion of registration with the administration for industry and commerce and shall remain valid until after all the contractual obligations of the applicable variable interest entity and its shareholders under the contractual arrangements have been fully performed and all the outstanding debts of the applicable variable interest entity and its shareholders under the contractual arrangements have been fully paid.

Upon the occurrence and during the continuance of an event of default (as defined in each equity pledge agreement), each PRC subsidiary of our Company shall have the right to require the applicable variable interest entity’s shareholders to immediately pay any amount payable by the applicable variable interest entity under the exclusive business cooperation agreement, repay any loans and pay any other due payments, and each PRC subsidiary of our Company shall have the right to exercise all such rights as a secured party under any applicable China law and the applicable equity pledge agreement, including without limitations, being paid in priority with the equity interests based on the monetary valuation that such equity interests are converted into or from the proceeds from auction or sale of the equity interest upon written notice to the shareholders of the applicable variable interest entity.

The registration of each equity pledge agreement as required by the laws and regulations will be completed in accordance with the terms of the equity pledge agreement and China laws and regulations.

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

Each exclusive business cooperation agreement shall remain effective unless terminated (a) in accordance with the provisions of the applicable exclusive business cooperation agreement; (b) in writing by the applicable PRC subsidiary of our Company; or (c) renewal of the expired business period of either the applicable PRC subsidiary of our Company or the applicable variable interest entity is denied by the government authorities, at which time the applicable exclusive business cooperation agreement will terminate upon termination of that business period.

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

Our principal executive offices are located at S7-02 of Building 1 in Yard 22, Xidawang Road, with approximately 548 square meters of office space. As of March 31, 2024, we leased properties with an aggregate gross floor area of approximately 10,100 square meters for our 15 local offices across China and at our Hong Kong office. Our leased properties mainly consist of office premises, a portion of which are leased from related parties. We believe our existing leased premises are adequate for our current business operations and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

ITEM 4B.UNRESOLVED STAFF COMMENT

Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

We are a leading O2O real estate services provider in China. We offer real estate e-commerce and online advertising services through our online platform, which comprises local websites covering 405 cities, various mobile applications and Weixin mini programs. We integrate our online platform with complementary offline services to facilitate residential property transactions.

E-Commerce. We offer e-commerce services primarily in connection with new residential property sales. Our O2O services for new residential properties include (i) selling discount coupons and facilitating online property viewing, physical property visits and pre-sale customer support, and (ii) issuing commission coupons and providing an information platform to individual brokers on which they can refer potential individual property buyers to real estate developers with whom we work to earn commission for the successful referrals. For discount coupons business, we earn revenue from the sale of discount coupons used for property purchases. For commission coupons business, we earn the commission from the developer for the successful referrals. Our revenues from e-commerce services in 2021, 2022 and 2023 were $411.1 million, $278.5 million and $266.1 million, respectively, representing 77.0%, 81.1% and 84.0%, respectively, of our total revenues for those periods. The e-commerce revenue of discount coupons was $411.1 million, $183.0 million and $28.4 million for the years ended December 31, 2021, 2022 and 2023, respectively. The revenue from commission coupons business was nil, $95.5 million and $237.7 million for the years ended December 31, 2021, 2022 and 2023, respectively.

Online Advertising. We sell advertising on our contractor platform website and on various mobile applications. Historically, we sold advertising primarily on the SINA new residential properties and home furnishing websites, which were operated by us up till April 2024. In addition, we were the exclusive advertising agent for the SINA home page and non-real estate websites with respect to advertising sold to advertisers, including real estate developers and home furnishing suppliers. Our revenues from online advertising services in 2021, 2022 and 2023 were $122.5 million, $64.7 million and $50.7 million, respectively, representing 22.9%, 18.9% and 16.0%, respectively, of our total revenues for those periods.

Historically, we offered fee-based online property listing services to real estate agents and free services to individual property sellers. We operated the SINA real estate websites for listings of existing residential properties for sale or lease up till March 2024. Our revenues from listing services in 2021, 2022 and 2023 were $0.5 million, $11,274 and nil, respectively.

We generated total revenues of $534.1 million, $343.2 million and $316.9 million in 2021, 2022 and 2023, respectively. We incurred net loss of $149.9 million, $89.7 million and $55.8 million in 2021, 2022 and 2023, respectively.

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

●	Economic growth, speed of urbanization and demand for residential and commercial properties in China. China’s economic growth has been primarily concentrated in China’s urban areas, and economic growth, higher standards of living, population growth and urbanization are primary drivers of demand for the purchase or rental of residential properties. Because we focus on China’s urban areas, China’s economic growth and urbanization are important to our operations. The PRC property industry is dependent on the overall economic growth in China and the associated demand for residential properties.
●	Government policies. The PRC government exercises considerable direct and indirect influence over the real estate industry through its policies and other economic measures. The PRC government regulates real estate purchases and taxation associated with real estate transactions. For greater detail see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business is susceptible to fluctuations in China’s real estate industry, which may materially and adversely affect our results of operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our business may be materially and adversely affected by government measures aimed at China’s real estate industry.” The imposition of new policies, laws and regulations, or changes to current polices, laws and regulations, could have a material impact on the real estate market in China, which would affect our business, financial condition and results of operations.
●	Availability and cost of credit. The availability and cost of credit have a substantial effect on customers’ ability to purchase properties and the prices they can afford to pay. This impacts the number of properties that developers are able to market and sell, which is a significant factor affecting our results of operations. The PRC government regulates the proportion of the purchase price of a property that may be financed with credit and the price of credit is generally a function of benchmark interest rates. To the extent that fluctuations in interest rates or regulatory changes impact the availability and cost of financing for property purchases, conditions in the real estate industry, and our results of operations, would be affected.
●	Supply of new residential real estate projects. The growth of the PRC real estate industry depends largely on the launch of new residential real estate projects at affordable prices. Factors such as the overall economy, competition and government land policies can affect the price and availability of new projects. The PRC government and the local authorities control various aspects of new projects, including the amount and cost of land for development, each of which affects the supply of new developments and our results of operations.

The PRC internet industry

We are an internet company and a majority of our revenue is generated from our e-commerce and online advertising services provided on our websites. Therefore, our results of operations are heavily dependent on the continued development of China’s internet industry. The internet has emerged as an increasingly attractive and cost-effective advertising channel in China. However, the internet industry in China is heavily regulated. PRC laws, rules and regulations cover virtually every aspect of the internet industry, including entry into the industry, the scope of permissible business activities and foreign investment. Furthermore, the PRC government levies business taxes, value-added taxes, surcharges and cultural construction fees on advertising-related sales in China, such as sales of our e-commerce, online advertising, listing and other value-added services. In addition, because one of our PRC subsidiaries currently qualifies as “high and new technology enterprises”, it enjoys favorable statutory tax rate from the PRC tax authorities or under local governmental policies. The imposition of new laws and regulations, or changes to current laws and regulations, could have a material impact on our business, financial condition and results of operations.

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

Our ability to maintain and expand our online platform

Consumers are able to access our services through various websites and mobile applications, our telephone call center and at property showrooms and other physical locations. Our internet presence includes local websites across China that we either operate directly or outsource to local outsourcing partners. Since many of our customers in our new home business are one-time property buyers, we depend on our online platform as a key driver for bringing in new business. The costs of maintaining and expanding our online platform in order to continue to reach a broad base of customers have a significant effect on our results of operations.

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

Our ability to expand into new geographic areas in China

A significant portion of our revenues is concentrated in China’s major urban centers. We expect them to continue to represent a significant portion of our revenues in the near term. We also may expand into new geographic areas and sectors and increase our market share in areas and sectors where we currently operate. As of December 31, 2023, we had established real estate-related content, search services, marketing and listing coverage of 405 cities across China. Our ability to succeed in newly penetrated cities and cities where we intend to increase our presence will have a substantial impact on our results of operations, and we may incur significant additional operating expenses, including hiring new sales and other personnel, in order to expand our operations.

Selected Statement of Operations Items

Revenues

E-commerce of discount coupons. We offer individual property buyers discount coupons that enable them to purchase specified properties from real estate developers at discounts greater than the face value of the fees charged by us. Discount coupons are collected initially upfront from the property buyers and are refundable at any time before they are used to purchase the specified properties. As such, these fees are recorded as advance from customers in our consolidated balance sheets. In this context, we determine our customers to be individual property buyers and have identified one single performance obligation to be the sale of discount coupons. We determine the sale of discount coupons to be satisfied at a point in time only when confirmation letters are obtained from our customers or developers that prove the use of the coupons. The transaction price is the discount coupon fees charged by us which is fixed in the contract with individual property buyers. The e-commerce revenue of discount coupons was $411.1 million, $183.0 million and $28.4 million for the years ended December 31, 2021, 2022 and 2023, respectively.

E-commerce of commission coupons. We issue commission coupons and provide an information platform to individual brokers on which they can provide information about potential individual property buyers to specific listings of real estate developers with whom we work. As long as the potential buyers who were referred by individual brokers reach a specific deal with the real estate developer, the individual brokers would redeem the commission coupons for the successful referrals, and we could earn the commission from the developer for the successful referrals. In this case, we have identified our clients as real estate developers and have identified a single performance obligation to provide the developer with successful referrals of the property purchases. We will recognize service revenue at a certain point in time when the obligations were fulfilled which were confirmed by real estate developers. Any commissions and other payments received in advance will be deferred until the obligations are fulfilled. The transaction price is the commission charged by us and is fixed in the confirmation letter. We will pay commissions for the individual brokers’ successful referrals only after the redemption of the commission coupons and the confirmation of the successful referrals of properties from real estate developers. We have the discretion to determine the amount of commission paid for the individual brokers’ successful referrals. The revenue from commission coupons business was nil, $95.5 million and $237.7 million for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Listing. Listing services entitled real estate brokers to post and make changes to information for properties in a particular area on the website for a specified period of time, in exchange for a fixed fee.

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

Marketing and advertising expenses consist primarily of targeted online and offline marketing costs for promoting our e-commerce projects and our own brand building, such as Leju property visit, sponsored marketing campaigns, online or print advertising, public relations and sponsored events. We expense all marketing advertising costs as incurred and record these costs under the item of selling, general and administrative expenses in the consolidated statements of operations when incurred. The nature of our direct marketing activities is such that they are intended to attract subscribers for the online advertising and potential property buyers to purchase the discount coupons.

Commissions under the commission coupons business are the fee paid for individual brokers’ successful referrals, upon the redemption of the commission coupons and confirmation from the real estate developer. We expense all real estate agent commissions as incurred and record these costs under the item of selling, general and administrative expenses in the consolidated statements of operations when incurred. Any fee from the redemption of the commission coupons would be netted with the commissions for individual brokers’ successful referrals on the consolidated statements of operations.

Share-based compensation expenses

In November 2013, we adopted a share incentive plan, or the Leju Plan, which allows us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of shares that may be issued pursuant to all awards under the Leju Plan, or the Leju Award Pool, is 10,434,783 ordinary shares initially, and shall be increased automatically by 5% of the then total outstanding shares on an as-converted fully diluted basis on each of the third, sixth and ninth anniversaries of the effective date of the Leju Plan. On December 1, 2016 the Leju Award Pool was automatically increased by 7,553,422 ordinary shares. On December 1, 2019, the Leju Award Pool was automatically increased by 7,833,224 ordinary shares. On December 1, 2022, the Leju Award Pool was automatically increased by 8,020,119 ordinary shares. The Leju Plan expired on December 1, 2023. The size of the Leju Award Pool was capped at 33,841,548 ordinary shares. Any share awards that are outstanding on the expiration date shall remain in force according to the terms of the Leju Plan and the applicable award agreements. As of March 31, 2024, the aggregate number of our ordinary shares underlying outstanding options granted under the Leju Plan is 9,507,804, and nil restricted shares granted under the Leju Plan are outstanding.

In 2023, we recorded compensation expenses of $1.8 million for the options and restricted shares granted to our employees and directors under the Leju Plan. As of December 31, 2023, we had $0.6 million of total unrecognized compensation expenses related to unvested share options and restricted shares granted under the Leju Plan, which we expect to be recognize over a weighted-average period of 0.31 year.

Other operating income

Our other operating income primarily relates to cash subsidies received by our subsidiaries in China from local governments to encourage us to operate in certain local districts.

In September 2023, we entered into an agreement with TM Home. Pursuant to this agreement, TM Home has entrusted the operation of its online platform business to us starting from October 1, 2023. We agreed to reimburse TM Home for any loss incurred from the operation and share any profit generated from the operation. The income or loss from the entrusted operation was recognized as “other operating income (loss), net” in our consolidated financial statements and related notes. The agreement is subject to renewal upon mutual agreement on December 31, 2024.

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

Income taxes

We are incorporated in the Cayman Islands as an exempted company. The Cayman Islands currently levies no taxes on corporations based upon profits, income, gains or appreciation. Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

All dividends, interest, rents, royalties, compensation and other amounts paid by our subsidiaries incorporated in the British Virgin Islands to persons who are not resident in the British Virgin Islands and any capital gains realized with respect to any shares, debt obligations, or other securities of our company by persons who are not resident in the British Virgin Islands are exempt from all provisions of the Income Tax Ordinance in the British Virgin Islands.

Our subsidiaries in Hong Kong are subject to a profit tax at the rate of 16.5% on assessable profit determined under the Hong Kong tax regulations.

The Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. In addition, the Enterprise Income Tax Law also provides a five-year transitional period starting from its effective date for those enterprises that were established before March 16, 2007, the date of promulgation of the Enterprise Income Tax Law, and that were entitled to preferential income tax rates under the then effective tax laws or regulations.

Shanghai SINA Leju was granted the high and new technology enterprise status. Shanghai SINA Leju renewed its qualification of “high and new technology enterprise” in 2018 and 2021, and is entitled to enjoy a favorable statutory tax rate of 15% from 2018 through 2023.

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

Under the Enterprise Income Tax Law, dividends payable to a non-PRC resident enterprise from our PRC subsidiaries are subject to a withholding tax which may be as high as 20%, although under the detailed implementation rules of the Enterprise Income Tax Law promulgated by the PRC authorities the effective withholding tax is currently 10%. Dividends of PRC subsidiaries that are directly held by Hong Kong entities may benefit from a reduced withholding tax rate of 5% pursuant to the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, subject to the approval from the local branch of the State Administration of Taxation in accordance with the Administrative Measures on Tax Treaty Treatment of Nonresidents (Trial) and other tax rules. Our Hong Kong subsidiaries have not sought approval for such preferential withholding tax rate, given that no dividends have been paid by their respective PRC subsidiaries. Dividends from our Hong Kong subsidiaries are exempt from withholding tax. Dividend payments are not subject to withholding tax in the British Virgin Islands or the Cayman Islands.

Under the Enterprise Income Tax Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the Enterprise Income Tax Law, “de facto management bodies” are defined as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. We cannot assure you that we will not be deemed to be a PRC resident enterprise under the Enterprise Income Tax Law and be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. See “Item 3. Key Information—D. Risk Factor—Risks Related to Doing Business in China—Dividends payable to us by our PRC subsidiaries may be subject to PRC withholding taxes or we may be subject to PRC taxation on our worldwide income, and dividends distributed to our investors may be subject to PRC withholding taxes under the Enterprise Income Tax Law and our investors may be subject to PRC withholding tax on the transfer of our ordinary shares or ADSs.”

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

	Year Ended December 31,
	2021	2022	2023

	(in thousands of $, except share and per share data)
Revenues:
E-commerce	411,097	278,464	266,134
Online advertising	122,522	64,707	50,720
Listing	498	11	—
Total net revenues	534,117	343,182	316,854
Cost of revenues	(55,801)	(30,604)	(23,095)
Selling, general and administrative expenses	(645,623)	(418,501)	(349,560)
Other operating income (loss)	560	298	(2,940)
Loss from operations	(166,747)	(105,625)	(58,741)
Interest income, net	3,130	2,335	1,261
Other income (loss), net	209	1,496	(74)
Income (loss) before income taxes and loss from equity in affiliates	(163,408)	(101,794)	(57,554)
Income tax benefits	13,498	12,120	1,781
Loss before loss from equity in affiliates	(149,910)	(89,674)	(55,773)
Loss from equity in affiliates	(14)	(17)	—
Net loss	(149,924)	(89,691)	(55,773)
Less: Net income (loss) attributable to non-controlling interest	1,010	(23)	161
Net loss attributable to Leju Holdings Limited shareholders	(150,934)	(89,668)	(55,934)
Loss per ADS:
Basic	(11.05)	(6.54)	(4.07)
Diluted	(11.05)	(6.54)	(4.07)
Weighted average numbers of ADSs used in computation:
Basic	13,665,216	13,704,238	13,754,135
Diluted	13,665,216	13,704,238	13,754,135

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Total revenues. China’s real estate industry experienced a steep downturn since the second half of 2021 and many real estate developers faced severe operational challenges. The downturn had a direct and negative impact on our online advertising and e-commerce businesses. Due to the continual decline of the real estate industry, the recoverable amount and time of some customers’ transaction consideration cannot be reasonably expected. Since January 1, 2022, Leju has not recognized the revenue from such customers until the actual receipt of the transaction consideration. Total revenues decreased by 7.7% to $316.9 million in 2023 from $343.2 million in 2022, primarily due to a decrease in revenues from e-commerce services and online advertising services. E-commerce revenues decreased by 4.4% to $266.1 million in 2023 from $278.5 million in 2022, primarily due to a decrease in the e-commerce revenue of discount coupons, partially offset by an increase in the e-commerce revenue of commission coupons. The e-commerce revenue of discount coupons decreased by 84.5% to $28.4 million in 2023 from $183.0 million in 2022. The e-commerce revenue of commission coupons increased by 148.9% to $237.7 million in 2023 from $95.5 million in 2022. Online advertising revenues decreased by 21.6% to $50.7 million in 2023 from $64.7 million in 2022, primarily due to a decrease in property developers’ demand for online advertising as China’s real estate industry experienced a steep downturn since the second half of 2022 and many real estate developers faced severe operational challenges.

Cost of revenues. Cost of revenues decreased by 24.5% to $23.1 million in 2023 from $30.6 million in 2022, primarily due to decreased cost of advertising resources purchased from media platforms related to our online advertising business.

Selling, general and administrative expenses. Selling, general and administrative expenses decreased by 16.5% to $349.6 million in 2023 from $418.5 million in 2022, primarily due to the decreased marketing expenses related to the Company’s e-commerce business.

Other operating income (loss). Other operating loss was $2.9 million in 2023, compared to other operating income of $0.3 million in 2022, primarily due to the reimbursement to TM Home of $3.1 million which was recognized as the other operating loss.

Loss from operations. As a result of the foregoing, we generated loss from operations of $58.7 million in 2023, compared to that of $105.6 million in 2022.

Interest income, net. Interest income was $1.3 million in 2023 compared to $2.3 million in 2022, primarily due to the decreased cash and cash equivalents.

Other income (loss), net. We had other net loss of $74.2 thousand in 2023 which was the foreign exchange loss, compared to other net income of $1.5 million in 2022 which included foreign exchange gain of $1.2 million.

Income tax benefits. Income tax benefits were $1.8 million in 2023 compared to $12.1 million in 2022, due to the loss before taxes and equity in affiliates for the two years.

Net loss. We generated net loss of $55.8 in 2023 compared to $89.7 million in 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Total revenues. China’s real estate industry experienced a steep downturn since the second half of 2021 and many real estate developers faced severe operational challenges. The downturn had a direct and negative impact on our online advertising and e-commerce businesses. Due to the continuous decline of the real estate industry, the recoverable amount and time of some customers’ transaction consideration cannot be reasonably expected. Since January 1, 2022, Leju has not recognized the revenue from such customers until the actual receipt of the transaction consideration. Total revenues decreased by 36% to $343.2 million in 2022 from $534.1 million in 2021, primarily due to a decrease in revenues from e-commerce services and online advertising services. E-commerce revenues decreased by 32% to $278.5 million in 2022 from $411.1 million in 2021, primarily due to a decrease in revenue from discount coupons, partially offset by the revenue from commission coupons business commenced from the second half of 2022. The e-commerce revenue of discount coupons decreased by 55% to $183.0 million in 2022 from $411.1 million in 2021. The e-commerce revenue from the commission coupons business from the real estate developers was $95.5 million in 2022. Online advertising revenues decreased by 47% to $64.7 million in 2022 from $122.5 million in 2021, primarily due to a decrease in property developers’ demand for online advertising.

Cost of revenues. Cost of revenues decreased by 45% to $30.6 million in 2022 from $55.8 million in 2021, primarily due to decreased cost of advertising resources purchased from media platforms, and decreased editorial personnel related costs.

Selling, general and administrative expenses. Selling, general and administrative expenses decreased by 35% to $418.5 million in 2022 from $645.6 million in 2021, primarily due to the $97.5 million decrease in the bad debt provision, and decreased marketing expenses related to our e-commerce business, partially offset by increased commission paid for the individual brokers’ successful referrals in connection with the commission coupons business. The bad debt provision recorded in 2021 was mainly attributable to the recognition of additional loss allowance on expected credit loss of the Company’s outstanding online advertising related receivables from certain customers, whose credit quality worsened.

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

Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. The following descriptions of critical accounting judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.

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

To estimate expected credit losses, we have identified the risk characteristics of its customers and these receivables are assessed on an individual basis for customers with good credit rating (strategic type customers), with pledged credit risk (pledged type customers), with high credit risk (high risk type customers) and the remaining (normal risk type customers). For each customer, we consider historical settlement pattern, past default experience of the debtor, overall economic environment in which the debtors operate, and also the assessment of both current and future development of environment as of the date when this report issued. This is assessed at each quarter based on our specific facts and circumstances.

Balances of the allowance for credit losses for accounts receivable and contract assets by each risk category are as follows:

	As of December 31,
	2022	2023

	(in thousands of $)
Balances of customers with pledged credit risk	2,354	2,120
Balances of customers with high credit risk	105,189	99,692
Balances of customers with normal risk	4,306	2,166
Total	111,849	103,978

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

Details of the accounts receivable and contract assets from customers accounting for 10% or more of total accounts receivable and contract assets are as follows:

	As of December 31,
	2022	2023

	(in thousands of $)
Customer A
Accounts receivable, gross	88,286	86,338
Allowance for credit losses	(88,286)	(86,338)
Accounts receivable, net	—	—

Evaluation of long-lived assets

We evaluate its long-lived assets, such as fixed assets and purchased or acquired intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment: Overall. When these events occur, we assess the recoverability of the long-lived assets by comparing the carrying amount of the assets to future undiscounted net cash flow expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we will recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets. Impairment of long-lived assets were nil and nil as of December 31, 2022 and 2023, respectively.

Recent Accounting Pronouncements

See “Notes to Consolidated Financial Statements for the Years Ended December 31, 2021, 2022 and 2023—2. Summary of Principal Accounting Policies—(ac) Recent issued accounting pronouncements not yet adopted.”

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Fluctuation in the value of the Renminbi may have a material and adverse effect on your investment” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk-Foreign Exchange Risk.”

Impact of Governmental Policies

See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-Our business may be materially and adversely affected by government measures aimed at China’s real estate industry,” “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China” and “Item 4. Information on the Company-B. Business Overview-Regulation.”

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

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2021	2022	2023

	(in thousands of $)
Net cash used in operating activities	(39,889)	(107,976)	(73,650)
Net cash provided by (used in) investing activities	(318)	6	2,581
Net cash provided by (used in) financing activities	1,033	(52)	(740)
Net increase/(decrease) in cash and cash equivalents	(33,311)	(124,747)	(73,296)
Cash, cash equivalents and restricted cash at the beginning of the year	285,707	252,396	127,649
Cash, cash equivalents and restricted cash at the end of the year	252,396	127,649	54,353

In 2021, 2022 and 2023, we had a net loss of US$149.9 million, US$89.7 million and US$55.8 million, respectively. We had negative cash flows from operations of US$39.9 million, US$108.0 million and US$73.6 million in 2021, 2022 and 2023, respectively. As of December 31, 2023, our cash and cash equivalents was $48.2 million, restricted cash was $6.2 million and working capital was negative 15.3 million. As a result, we have concerns about our ongoing operational capability for the next twelve months since the filing date of this report.

These adverse conditions indicate that there is substantial doubt about our ability to continue as a going concern. The liquidity of our company is dependent on our ability to enhance our operating cash flow, obtain capital financing from investors and borrowings from commercial banks to fund our general operations. Our ability to continue as a going concern is dependent on our ability to successfully execute our business plans. We plan to restructure our products which may generate better cash flows, such as commission coupons business. We also plan to continue implementing our cost-control initiatives to improve cost and expense efficiency.

We may, however, need additional capital in the future. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

However, there are material uncertainties relating to our successful implementation of our management’s business plans, which lack sufficient historical data for evidence. Furthermore, there is no assurance that we will be able to obtain additional financings or renew our current bank borrowings to fund our operations. These adverse conditions and events, as well as the material uncertainties relating to our management’s plans, give rise to substantial doubt as to whether we will continue as a going concern. For a discussion of these risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We had incurred net loss and negative cash flows from operating activities in the past, and we may not achieve or sustain profitability.”

Operating Activities

Net cash used in operating activities in 2023 was $73.7 million, primarily comprising net loss of $55.8 million adjusted for non-cash transactions including depreciation and amortization of $12.0 million, allowance for credit losses of $8.3 million and a $29.5 million increase in amounts due from related parties.

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

Investing Activities

Net cash provided by investing activities in 2023 was $2.6 million, primarily comprised of $2.6 million for the disposal of property and equipment.

Net cash provided by investing activities in 2022 was $6,352.

Net cash used in investing activities in 2021 was $0.3 million, primarily comprised of $1.1 million for the purchase of property and equipment as well as intangible assets, partially offset by $0.8 million for the proceeds from disposal of property and equipment.

Financing Activities

Net cash used in financing activities in 2023 was $0.7 million, primarily due to the repayment of short-term borrowings of $0.7 million.

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

As a result, our PRC subsidiaries, consolidated variable interest entities and consolidated variable interest entities’ subsidiaries in China are restricted in their ability to transfer their net assets to us in the form of cash dividends, loans or advances. As of December 31, 2023, the amount of the restricted net assets, which represents registered capital and additional paid-in capital cumulative appropriations made to statutory reserves, was $36.0 million.

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

Material cash requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include operating lease commitments.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments to support the growth of our business.

Capital expenditures. Our capital expenditures amounted to $1.1 million, $0.1 million and $46,280 in 2021, 2022 and 2023, respectively. In the past, our capital expenditures consisted principally of purchases of property and equipment and intangible assets used in our operations. We funded our capital expenditures primarily with cash on hand and cash generated from operating activities.

Operating lease obligations. Our operating lease obligations relate to our obligations under lease agreements with lessors of our corporate offices. As of December 31, 2023, the amount of total future lease payments under operating leases, whose weighted average remaining lease term is 4.1 years, was $12.3 million, of which $3.1 million is short-term.

Long-term debt obligations. As of December 31, 2023, there were no long-term debt obligations consisting of the principal amount and cash interests.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

We believe that the continual development of our technology will be vital to maintaining our long-term competitiveness. As of December 31, 2023, we employed 130 software developers and other technology-related personnel. We have developed a technology infrastructure that is specifically used for our real estate and home related internet website services. In addition, we have also developed our proprietary mobile applications including “Leju Home Purchase” (an upgraded version of “Pocket Leju”), “Leju Er Shou Fang”, “Lai Ke” and “Leju Finance”.

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

As of March 31, 2024, we owned 152 registered copyrights, owned or licensed 332 registered trademarks in China, had 28 trademark applications in various industry categories pending with the China Trademark Office, had one patent application in China and owned or licensed 59 registered domain names.

We own the software copyrights of our mobile applications “Leju Home Purchase” (an upgraded version of “Pocket Leju”), “Leju Er Shou Fang”, “Lai Ke” and “Leju Finance”. We have registered our software copyrights of substantially all of our mobile applications.

D.	Trend Information

China’s real estate industry experienced a steep downturn since the second half of 2021 and many real estate developers faced severe operational challenges. This had a direct and negative impact on our online advertising and e-commerce businesses. Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates

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

Safe Harbor

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Exchange Act. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “may”, “intend”, “is currently reviewing”, “it is possible”, “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors”, “Item 4. Information on the Company”, and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the SEC, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material and adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. Potential risks and uncertainties include continued low real estate transaction volume in China, government measures that may materially and adversely affect our business, a further slowdown in the growth of China’s economy, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of our brand or image due to our failure to satisfy customer needs and/or other reasons, our inability to successfully execute the strategy of expanding into new geographical markets in China or the business plans for strategic alliances and other new business initiatives, our failure to manage growth, our loss of competitive advantage, and other risks outlined in our filings with the SEC. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xin Zhou	56	Executive Chairman
Yinyu He	49	Director and Chief Executive Officer
Canhao Huang	66	Director
Minyi Zhang	47	Director
Haiyan Gu	49	Director
Qiong Zuo	44	Chief Operating Officer
Li Yuan	43	Chief Financial Officer

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

Yinyu He has served as our director since May 2024 and chief executive officer since September 2011. He served as our vice-president from January 2011 to August 2011 and director of strategic planning from August 2008 to December 2010. Prior to joining Leju, Mr. He was the publisher and chief editor of UBM’s InformationWeek China from 2004 to 2008. From 2000 to 2004, he served as a senior reporter and researcher covering China’s IT, telecom, financial, and media industries at Interfax (China) News Agency, where he was a founding member. He also worked as a journalist, reporter, commentator, and anchor for a number of media outlets including the China Business Network (CBN), Shanghai Television, Eastern Radio, Securities Herald, Eastday.com, and Finance Director magazine (part of The Economist Group.) He received his bachelor’s degree and master’s degree from Shanghai University.

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

Haiyan Gu has served as our director since May 2024. Ms. Gu currently serves as General Counsel of SINA Corporation and Weibo Corporation (Nasdaq: WB and HKEX: 9898), the leading social media platform in China and a majority owned subsidiary of SINA. Since joining SINA in 1999, Ms. Gu served as the Director for Legal Department from July 2001 to February 2013, and General Counsel since February 2013. Prior to joining SINA, Ms. Gu served as a full-time lawyer of Beijing Mincheng Law Firm from February 1999 to June 2001. Ms. Gu received her master’s degree in International Law from University of International Business and Economics in 2004 and her bachelor’s degree in International Economic Law from China University of Political Science and Law in 1997.

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

B.	Compensation of Directors and Executive Officers

For the year ended December 31, 2023, we paid an aggregate of approximately $0.3 million in cash to our executive officers. We paid an aggregate of approximately $0.1 million in cash to our directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit from any of our customers, business of the same or similar nature to our business; (ii) solicit from any known potential customer, business which of the same or similar nature to business which has been the subject or substantially prepared to be subject of a written or oral bid, offer or proposal by us; (iii) solicit the employment or service of any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts including any relationship or agreement between us and any vendor or supplier.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plan

In November 2013, we adopted the Leju Plan, which allows us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of shares that may be issued pursuant to all awards under the Leju Plan is 10,434,783 ordinary shares of Leju initially, and will be increased automatically by 5% of the then total outstanding shares on an as-converted fully diluted basis on each of the third, sixth and ninth anniversaries of the effective date of the Leju Plan. The Leju Plan was amended and replaced in July 2014 containing substantially the same terms as the original Leju Plan. On December 1, 2016, the award pool under the Leju Plan was automatically increased by 7,553,422 ordinary shares. On December 1, 2019, the Leju Award Pool was automatically increased by 7,833,224 ordinary shares. On December 1, 2022, the Leju Award Pool was automatically increased by 8,020,119 ordinary shares. The Leju Plan expired on December 1, 2023. The size of the Leju Award Pool was capped at 33,841,548 ordinary shares. Any share awards that are outstanding on the expiration date shall remain in force according to the terms of the Leju Plan and the applicable award agreements.

In 2023, we recorded compensation expenses of $1.8 million for the options and restricted shares granted to our employees and directors under the Leju Plan. As of December 31, 2023, we had $0.6 million of total unrecognized compensation expenses related to unvested share options and restricted shares granted under the Leju Plan, which we expect to be recognize over a weighted-average period of 0.31 year.

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

Termination of the Plan. The plan terminated automatically on December 1, 2023. The termination will not impair the rights of any award recipient unless agreed by the recipient.

As of March 31, 2024, the aggregate number of our ordinary shares underlying outstanding options granted under the Leju Plan is 9,507,804, and nil restricted shares granted under the Leju Plan are outstanding.

The following table summarizes, as of March 31, 2024 the options and restricted shares granted under the plan to our executive officers and directors and to other individuals as a group (including certain of our employees and E-House’s employees), excluding awards that were forfeited or cancelled after their grant dates and without giving effect to the options that were exercised or restricted shares that had vested, if any.

	Ordinary
	Underlying		Exercise
	Options/Restricted		Price (2)
Name	Shares		($/Share)	Date of Grant	Date of Expiration (2)
Xin Zhou	360,000	*(1)	4.60	December 1, 2013	N/A
	100,000		5.54	December 14, 2015	December 13, 2025
	60,000		3.24	March 30, 2017	March 29, 2027
	60,000		1.55	March 21, 2018	March 20, 2028
	30,000		1.41	June 27, 2018	June 26, 2028
	120,000		1.00	April 23, 2021	April 22, 2031
Yinyu He	100,000	*	N/A	March 18, 2014	N/A
	120,000		5.54	December 14, 2015	December 13, 2025
	250,000		3.24	March 30, 2017	March 29, 2027
	150,000		1.55	March 21, 2018	March 20, 2028
	150,000		1.41	June 27, 2018	June 26, 2028
	150,000	*	N/A	May 28, 2019	N/A
	500,000	*	N/A	June 17, 2020	N/A
	400,000		0.10	April 23, 2021	April 22, 2031
Canhao Huang	15,000		5.54	December 14, 2015	December 13, 2025
	30,000		1.55	March 21, 2018	March 20, 2028
	30,000		1.41	June 27, 2018	June 26, 2028
	60,000		1.00	April 23, 2021	April 22, 2031
Qiong Zuo	150,000		1.55	March 21, 2018	March 20, 2028
	120,000		1.41	June 27, 2018	June 26, 2028
	100,000	*	N/A	May 28, 2019	N/A
	300,000	*	N/A	June 17, 2020	N/A
	200,000		0.10	April 23, 2021	April 22, 2031
Li Yuan	15,000		5.54	December 14, 2015	December 13, 2025
	60,000		1.55	March 21, 2018	March 20, 2028
	60,000		1.41	June 27, 2018	June 26, 2028
	60,000		1.00	April 23, 2021	April 22, 2031
Other individuals as a group	10,082,633	**	0.10 to 9.68	December 1, 2013 to April 23, 2021	April 27, 2025 to April 22, 2031 or N/A

Notes:

(1)	These options were subsequently surrendered for cancellation in exchange for the same number of restricted shares having the same vesting schedule and a purchase price equal to the original option exercise price.
(2)	The options and most of our restricted shares are subject to a three-year vesting schedule, with one-third of the underlying ordinary shares vesting on each of the first, second and third anniversary of the grant date.

*     Represents restricted shares.

**   Includes options and restricted shares.

C.	Board Practices

Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with our company must declare the nature of his interest at a meeting of the directors at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the directors after he knows that he is or has become so interested. Subject to the disqualification by the chairman of the board meeting, a director may vote in respect of any contract or arrangement or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at the board meeting at which such contract or arrangement or proposed contract or arrangement is considered. The directors may exercise all the powers of the company to borrow money, to mortgage or charge all or any part of its undertaking, property and assets (present and future) and uncalled capital, and subject to the Companies Act of the Cayman Islands, to issue debentures, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

In 2023, our board of directors held meetings or passed unanimous written resolution in lieu of meeting six times.

Committees of the Board of Directors

As Leju is not currently listed on any stock exchange, Leju is not subject to any listing rules or listing standards. On May 6, 2024, Leju’s independent directors resigned from its board of directors and Leju’s board of directors resolved to dissolve the audit committee, the compensation committee and the nominating and corporate governance committee. Leju’s board of directors has assumed the functions and responsibilities of these committees since May 2024. There are no independent directors on Leju’s board of directors as of the date of this annual report. For risks relating to Leju’s current corporate governance practice, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As Leju is an exempted company incorporated in the Cayman Islands and not listed on any stock exchange, its corporate governance practices may differ significantly from those of companies incorporated in Delaware or other states in the United States or those of companies listed on a stock exchange, and these practices may afford less protection to shareholders.”

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

As of December 31, 2021, 2022 and 2023, we had 2,434, 1,326 and 871 employees, respectively. The decline in 2022 was primarily due to the operational challenges from the real estate developers and the impact of the COVID-19 pandemic resurgence, which caused a decline in both real estate development and sales, largely impacting our online advertising and e-commerce businesses. The decline in 2023 was primarily due to the operational challenges from other real estate developers and the overall downturn of Chinese economy. The table sets forth the number of employees by area of business as of December 31, 2023:

	Number of	Percentage of
	Employees	Employees
Sales	240	27.6%
Software Developers and Other Technology-related	130	14.9%
Editorial	137	15.7%
Customer Support	241	27.7%
Corporate Offices	123	14.1%
Total	871	100.0%

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2024 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5.0% of our ordinary shares.

As of March 31, 2024, we had 137,839,249 ordinary shares issued and outstanding, excluding the 3,180,170 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from March 31, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Xin Zhou	*	*
Yinyu He	*	*
Canhao Huang	*	*
Minyi Zhang(1)	—	—
Haiyan Gu(2)	—	—
Qiong Zuo	*	*
Li Yuan	*	*
All Directors and Executive Officers as a Group(†)	1,843,353	1.3

Principal Shareholders:
TM Home Limited(3)	76,401,247	55.4
SINA Corporation(4)	16,642,623	12.1
Tencent Holdings Limited(5)	21,231,220	15.4

Notes:

*     Less than 1% of our total outstanding shares.

(†)  Except where otherwise disclosed in the footnotes below, the business address of each of our directors and executive officers is S7-02, Building 1, Yard 22, Xidawang Road, Chaoyang District, Beijing 100022, People’s Republic of China.

(1)	The business address of Mr. Minyi Zhang is Tengyun Building, No. 397 Tianlin Road, Xuhui District, Shanghai 200233, People’s Republic of China.
(2)	The business address of Ms. Haiyan Gu is Sina Plaza, No.8, Court Yard 10 West, Xibeiwang E. Rd, Haidian District, Beijing 100193, People’s Republic of China.
(3)	Based on Schedule 13D/A filed with SEC on November 24, 2021 by the reporting persons, represents 76,401,247 ordinary shares held by TM Home. TM Home is a company incorporated in the Cayman Islands with limited liability and owned as to 70.23% and 29.77% by E-House Enterprise and Alibaba Investment, respectively. TM Home purchased 76,401,247 of ordinary shares from E-House Enterprise by issuing to the E-House Enterprise 6,854,839 of its ordinary shares. E-House Enterprise is a company registered in the Cayman Islands with limited liability and listed on the main board of the Hong Kong Stock Exchange (stock code: 2048), whose registered office is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands and principal office in Hong Kong is at 40th Floor, Dah Sing Financial Centre, 248 Queen’s Roard East, Wanchai, Hong Kong.

In April 2023, E-House Enterprise announced a proposed restructuring of certain notes previously issued by E-House Enterprise, or the Proposed Restructuring, which may potentially result in a change in the controlling beneficial owner of our company. As contemplated in the Proposed Restructuring, a result of a series of steps to be taken by E-House Enterprise, a special purpose vehicle established for the holders of certain notes of E-House Enterprise, or the Creditor SPV, and Alibaba Investment and its affiliate will hold approximately 54.207% and 10.793% of the shares of TM Home, respectively, which will result in E-House Enterprise ceasing to be a controlling beneficial owner of Leju. The remaining 35% of the shares of TM Home will be held by E-House Enterprise and its affiliates, of which 15% will be transferred to a special purpose vehicle held by the members of senior management of TM Home appointed by E-House Enterprise. E-House Enterprise will further use reasonable endeavors to sell or procure the sale of the shares of TM Home held by the Creditor SPV and Alibaba Investment, which will cause further changes in the beneficial ownership of Leju. The potential change in Leju’s controlling beneficial owners is subject to the consummation of the Proposed Restructuring. As of the date of this annual report, E-House Enterprise has not consummated the Proposed Restructuring. In addition, E-House Enterprise has commenced discussions with its advisers on formulating a new restructuring plan.

(4)	Represents 16,642,623 ordinary shares held by SINA. SINA is an exempted company incorporated under the laws of the Cayman Islands. SINA is a leading online media company serving China and the global Chinese communities. The principal executive offices of SINA are No. 8 SINA Plaza, Courtyard 10, West Xibeiwang East Road, Haidian District, Beijing, 100193.
(5)	Represents 21,231,220 held by THL O Limited, a British Virgin Islands company and an indirect wholly owned subsidiary of Tencent Holdings Limited. or Tencent. See “Item 7. Related Party Transactions—Transactions and Agreements with Tencent” for more information. Tencent Holding Limited is incorporated in the Cayman Islands and its business address is 29/F., Three Pacific Place, No.1 Queen’s Road East, Wanchai, Hong Kong. Tencent is listed on the Hong Kong Stock Exchange.

To our knowledge, as of March 31, 2024, 26,552,413 of our ordinary shares were held by four record holders in the United States, representing approximately 19.3% of our total outstanding shares (including the 3,180,170 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan). One of these holders is JPMorgan Chase Bank, N.A., the depositary of our ADS program, which held 25,925,078 ordinary shares on record, representing approximately 18.8% of our total outstanding shares on record as of March 31, 2024 (including the 3,180,170 ordinary shares issued to it for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For the options granted to our directors, executive officers and employees, please refer to “—B. Compensation of Directors and Executive Officers”.

F.	Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership”.

B.	Related Party Transactions

Transactions and Agreements with E-House Enterprise and TM Home

Transactions with E-House Enterprise. We have become a subsidiary of E-House Enterprise and our financial results have been consolidated into the accounts of E-House Enterprise since November 4, 2020. Mr. Xin Zhou, our executive chairman, is a director of E-House Enterprise. E-House Enterprise was controlled by E-House prior to 2018. For the years ended December 31, 2021, 2022 and 2023, we derived revenues in the amount of $36,334, nil and nil from providing online advertising services to E-House Enterprise, respectively, and we recognized expenses for marketing channel services provided by E-House Enterprise of $20.6 million, $7.7 million and $9.6 million, respectively. E-House Enterprise charged us a fee based on an estimate of the actual costs incurred to provide various corporate support services, which amounted to $1.3 million and $0.6 million for 2022 and 2023, respectively.

Transactions and Agreement with TM Home. In September 2023, we entered into an agreement with TM Home. Pursuant to this agreement, TM Home has entrusted the operation of its online platform business to us starting from October 1, 2023. We agreed to reimburse TM Home for any loss incurred from the operation and share any profit generated from the operation. We recognized the reimbursement to TM Home of $3.1 million which was recognized as the other operating loss for the year ended December 31, 2023. As of December 31, 2022 and 2023, we had a payable balance of $3.3 million and a receivable balance of $30.8 million, respectively.

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

Furthermore, under the master transaction agreement, we have agreed to use our reasonable best efforts to use the same independent certified public accounting firm selected by E-House and to maintain the same fiscal year as E-House until the first E-House fiscal year-end occurring after the earlier of (i) the first date when E-House Group (as defined therein) no longer owns at least 20% of the voting power of our then outstanding securities and (ii) the first date when E-House Group ceases to be the largest beneficial owner of our then outstanding voting securities (without considering holdings by certain institutional investors). We also have agreed to use our reasonable best efforts to complete our audit and provide E-House with all financial and other information on a timely basis.

The master transaction agreement will automatically terminate five years after the first date upon which E-House Group ceases to own in aggregate at least 20% of the voting power of our then outstanding securities. This agreement can be terminated early by mutual written consent of the parties.

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

The onshore transitional services agreement provides for a service period commencing on the date when the registration statement on Form F-1 for our initial public offering is first publicly filed with the SEC, and ending on the earliest date of the following dates: (i) the date when the Leju PRC Entities terminate the services, (ii) the date when E-House Shanghai terminates the services, and (iii) December 31, 2025.

Either E-House Shanghai or the Leju PRC Entities may terminate either all or part of the services by giving a 90-day prior written notice to the other party. The agreement provides for an early termination fee in the case of early termination by the Leju PRC Entities, but does not quantify the amount of or specify the calculation method, for such fee.

E-House charged us a fee based on an estimate of the actual costs incurred to provide services under the offshore and onshore transitional services agreements, which amounted to $1.4 million, nil and nil for 2021, 2022 and 2023, respectively.

Non-competition Agreement

The non-competition agreement provides for a non-competition period beginning on the date of the agreement and ending on the later of (i) three years after the first date when E-House ceases to own in aggregate at least 20% of the voting power of our then outstanding securities and (ii) five years after March 12, 2014, which is the date that the registration statement on Form F-1 for our initial public offering is first publicly filed with the SEC. This agreement can be terminated early by mutual written consent of the parties.

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

The onshore cooperation agreement provides for a term commencing on its date of execution and ending on the date when E-House Group (as defined therein) ceases to own in aggregate at least 20% of the voting power of our then outstanding securities or ceases to be the largest beneficial owner of our then outstanding voting securities, without considering holdings of institutional investors that have acquired our securities in the ordinary course of their business and not with a purpose nor with the effect of changing or influencing our control. The onshore cooperation agreement does not provide any early termination right.

Other Transactions and Agreements with E-House

For the years ended December 31, 2021, 2022 and 2023, we derived revenues in the amount of $0.5 million, nil and nil from providing online advertising services to E-House. For the years ended December 31, 2021, 2022 and 2023, we recognized expenses for services provided by E-House of $0.9 million, $0.7 million and $0.1 million, respectively.

As of December 31, 2022 and 2023, we had a receivable balance from E-house of $0.1 million and $26,493, respectively.

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

In 2009, SINA and China Online Housing entered into an amended and restated advertising inventory agency agreement, a domain name and content license agreement, a restated trademark license agreement and a software license and support services agreement. In March 2014, we and SINA entered into an advertising inventory agency agreement, an amended and restated domain name and content license agreement, an amended and restated trademark license agreement and an amended and restated software license and support services agreement. The principal effect of the agreements entered into in March 2014 is to extend the term of our agreements with SINA through 2024. As of the date of the annual report, we have yet to renew the agreement with SINA and are in the process of negotiating potential cooperation in the future.

Advertising Inventory Agency Agreement

Under the advertising inventory agency agreement, we had the exclusive right to sell advertising to real estate, home furnishing and construction materials advertisers on all SINA non-real estate websites. We were required to pay SINA fees of approximately 15% of the revenues generated from sales of advertising on SINA non-real estate websites, subject to certain limitations on the amount of advertising that we may sell and fees payable by us to SINA based on the amount of advertising sold. In addition, we authorized SINA as our exclusive agent to sell non-real estate-related advertising on our directly operated websites. We were entitled to receive approximately 85% of the revenues generated from these sales. The initial term of the amended and restated advertising inventory agency agreement was ten years, expiring in March 2024.

Domain Name and Content License Agreement

Under the amended and restated domain name and content license agreement, an affiliate of SINA, or licensor, granted to us an exclusive license to use its five domain names, namely, house.sina.com.cn, jiaju.sina.com.cn, construction.sina.com.cn, dichan.sina.com.cn, and esf.sina.com.cn in connection with our real estate internet operations in China. In addition, the licensor also granted to us an exclusive license to use all contents, whose copyrights are owned by the licensor or owned by a third-party provider but is sub-licensable by the licensor without requiring payment of any additional fees and without violating the terms of any agreement with such third party provider, in connection with websites associated with the domain names licensed to us. For other operating contents, we may enter into an agreement with the owner independently and will be responsible for the costs associated with procuring the contents. The licenses were for an initial term of ten years expiring in March 2024.

Amended and Restated Trademark License Agreement

Under the amended and restated trademark license agreement, an affiliate of SINA granted to us a nonexclusive license to use three SINA trademarks and an exclusive license to use four SINA related trademarks in connection with our real estate online operations in China through websites located at leju.com and the websites located at house.sina.com.cn, jiaju.sina.com.cn, construction.sina.com.cn, dichan.sina.com.cn and esf.sina.com.cn. The licenses were for an initial term of ten years expiring in March 2024.

Amended and Restated Software License and Support Services Agreement

Under the amended and restated software license and support services agreement, a subsidiary of SINA, or licensor, granted to us a non-exclusive license to use (i) the proprietary software used for, among other things, internet content publishing, advertising publishing, sales management, procurement reimbursement, financial management flow, statistics, monitoring and censoring; (ii) certain current software products and interfaces necessary to facilitate our use of such current software products; (iii) the databases; (iv) certain improvements to the licensed software; and (v) related documentation and hardware, in each case to the extent such items (other than licensor improvements) exist and have been delivered to us under the software license and support service agreement executed in 2009. The licensor also provided to us infrastructure necessary to operate our websites and facilitate our use of the licensed software. In addition, the licensor also provided support services, including routine maintenance, technical support and hardware support. The licenses were for an initial term of ten years expiring in March 2024 and free of any fees (subject to certain exceptions). However, to the extent that there are any reasonable, incremental costs for use of the licensed software or the infrastructure, or provision of the support services, due to a change in the business needs, we were required to reimburse the licensor for all such costs.

Registration Rights Agreement

In connection with SINA becoming a principal shareholder of ours, on March 21, 2017, we entered into a registration rights agreement with SINA, which grants SINA the same registration rights with respect to our ordinary shares as those granted to E-House and Tencent under the investor rights agreement dated March 31, 2014. For a detailed description of the registration rights, see “—Registration Rights Granted to E-House, Tencent and SINA.”

Other Transactions with SINA

As of December 31, 2022 and 2023, we had a payable balance of $1.4 million and $1.3 million, respectively, to SINA, representing online advertising resources fee payable to SINA. The total cost recognized for the advertising resources purchased from SINA was $10.1 million, $0.1 million and $35,259 million for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Investor Rights Agreement

On March 31, 2014, being the closing date of the sale of shares to Tencent by E-House under the share purchase and subscription agreement, we entered into an investor rights agreement with E-House and Tencent, which granted E-House and Tencent, among other things, certain registration rights with respect to our ordinary shares owned by them. For a detailed description of the registration rights, see “—Registration Rights Granted to E-House, Tencent and SINA.”

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

Other Transactions with Tencent

As of December 31, 2022 and 2023, we had a receivable balance of $1.9 million and $0.8 million, respectively, from Tencent, representing online advertising resources fee prepaid to Tencent. The total cost recognized for the advertising resources purchased from Tencent was $18.7 million, $14.8 million and $13.7 million for the years ended December 31, 2021, 2022 and 2023, respectively. In addition, fee paid to Tencent for advertising resources on behalf of customers as we acted as agent were $2.5 million, $1.8 million and $1.7 million for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Transactions with Certain Related Customers and Suppliers

Transactions with Yunnan Huixiangju Information & Consultant Ltd., or Huixiangju. Huixiangju is one of our investment affiliates. We own 51% equity interest in it and has significant influence. Huixiangju was dissolved in February 2024. As of December 31, 2022 and 2023, we had a payable balance of $0.1 million and $0.2 million, respectively, which represents the platform service fee advance from Huixiangju. The total revenue generated for the platform services to Huixiangju was $0.5 million, $0.1 million and nil for the years ended December 31, 2021, 2022 and 2023, respectively.

Transactions with Shanghai Tianji Haofang Network Services Ltd. (formerly known as Shanghai Yunchuang Information & Technology Ltd.), or Tianji Network. Tianji Network had been under control of Mr. Xin Zhou, our executive chairman, until May 2021 and became a subsidiary of E-house Enterprise since then. We purchased technical services of $69.8 thousandfor the first five months of 2021. The transaction and balance with Tianji Network from June 2021 were included in the transactions with E-house Enterprise.

Transactions with Jupai Holdings Ltd., or Jupai. Mr. Xin Zhou, our executive chairman, is a director of Jupai. We purchased services of nil, $24,372 and nil from Jupai in 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, we had no receivable balance from or payable balance to Jupai.

Transactions with Alibaba Investment Limited, or Alibaba Investment. Alibaba Investment is a shareholder with significant influence on TM Home, our controlling shareholder, since November 4, 2021. We purchased services of $0.9 million, $0.9 million and $0.1 million in 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, we had a receivable balance of $0.5 million and $0.2 million, respectively, which represents prepaid fees for online advertising resources and technical service.

Transactions with Management

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.”

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

ITEM 8.FINANCIAL INFORMATION

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

ITEM 9.TILE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs were listed on the NYSE since April 17, 2014 under the symbol “LEJU”. Prior to May 20, 2022, each of our ADSs represented one ordinary share. On May 20, 2022, we effected a change in the ratio of our ADSs to ordinary shares from one ADS representing one ordinary share to one ADS representing ten ordinary shares.

On April 29, 2024, the NYSE filed a Form 25 with the SEC to strike our ADSs from listing, which became effective 10 days after the filing. Our ADSs have been quoted on the OTC Pink under the symbol “LEJUY” after the NYSE suspended the trading of our ADSs on April 11, 2024.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing ten of our ordinary shares, have been quoted on the OTC Pink under the symbol “LEJUY” after the NYSE suspended the trading of our ADSs on April 11, 2024.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Ordinary Shares

General. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our company may not issue bearer or negotiable shares.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
●	an exempted company’s register of members is not required to be open to inspection;
●	an exempted company does not have to hold an annual general meeting;
●	an exempted company may issue no par value shares;
●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);
●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands, or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the Enterprise Income Tax Law, and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered a resident enterprise. The implementation rules of the Enterprise Income Tax Law define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued the SAT Circular 82, which was most recently amended on December 29, 2017 and provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises including Leju Holdings Limited. According to the SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, board and shareholder resolutions are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

Although Leju Holdings Limited does not meet condition (iii) above as its primary assets in the form of shareholding in offshore entities, and its accounting books and records, company seals, and board and shareholder resolutions are located and maintained outside China, there are uncertainties as to the interpretation of the PRC regulations including the SAT Circular 82 and condition (iii) above as well as the applicability of the SAT Circular 82 to Leju Holdings Limited, and the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”.

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

The State Administration of Taxation promulgated the SAT Bulletin 7 in February 2015. Under the SAT Bulletin 7, an “indirect transfer” of assets of a PRC resident enterprise, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable properties, if such transaction arrangement lacks a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to the SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity interests in PRC resident enterprises. In respect of an indirect transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. If the underlying transfer relates to the immovable properties located in China or to equity interests in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make payments for the transfer has a withholding obligation. Although it appears that the SAT Bulletin 7 does not apply to share transfers of publicly traded companies, there is uncertainty as to the application of the SAT Bulletin 7 and we and our non-PRC resident investors may be at risk of being subject to tax filing or withholding obligations under the SAT Bulletin 7 and we may be required to expend valuable resources to comply with the SAT Bulletin 7 or to establish that we should not be taxed under the SAT Bulletin 7.

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended. This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service or a court will not take a contrary position. This discussion does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules that differ significantly from those summarized below (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or investors that have a functional currency other than the U.S. dollar). In addition, this discussion does not address U.S. federal estate, gift, Medicare, and minimum tax considerations, or any non-U.S., state, and local tax considerations. Each U.S. holder is urged to consult its tax advisors regarding the U.S. federal, state, local, and non-U.S. tax considerations of an investment in our ADSs or ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is unclear, we treat the variable interest entities as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. Based upon the composition of our assets (in particular the retention of a substantial amount of cash), and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2023, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. If we are classified as a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “Passive Foreign Company Investment Company Rules” generally will apply to such U.S. holder for such taxable year, and unless the U.S. holder makes certain elections, will apply in future years even if we cease to be a PFIC. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold our ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described below under “Passive Foreign Investment Company Rules.” After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and you will generally not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. The rules dealing with deemed sale elections are very complex. Each U.S. holder should consult its tax advisors regarding the possibility and considerations of making a deemed sale election.

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

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program; or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs were traded on the NYSE from April 17, 2014 to April 11, 2024. Our ADSs were delisted from the New York Stock Exchange and have subsequently been quoted on the OTC Pink, which is not considered an established securities market in the United States for these purposes. If our ADSs remain delisted from the New York Stock Exchange and are not otherwise readily tradable on an established securities market in the United States, dividends received on our ADSs would generally not be eligible to be taxed as dividend income from a qualified foreign corporation. Moreover, as discussed above, we believe we were a PFIC for the taxable year ended December 31, 2023. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law (see “-People’s Republic of China Taxation”), we may be eligible for the benefits of the U.S.-PRC income tax treaty (which the Secretary of Treasury of the United States has determined is satisfactory for this purpose) and be treated as a qualified foreign corporation with respect to dividends paid to our ADSs or ordinary shares. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations. Each U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. A U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. holder is advised to consult its tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to the ADSs or ordinary shares in their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules.” a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC resident enterprise under the Enterprise Income Tax Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in China, such gain may be treated as PRC-source gain for foreign tax credit purposes under the U.S.-PRC income tax treaty. Pursuant to Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the treaty or does not elect to apply the treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. U.S. holders are advised to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the treaty and the potential impact of Treasury Regulations.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs or ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below) with respect to the ADSs, the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or ordinary shares); and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or represents a legitimate and sound fair market value. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs; and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Our ADSs were traded on the New York Stock Exchange from April 17, 2014 to April 11, 2024. Our ADSs were delisted from the NYSE and have subsequently been quoted on the OTC Pink. The mark-to-market election is available only for “marketable stock,” which is stock that is traded (in other than de minimis quantities) on at least fifteen (15) days during each calendar quarter on a qualifying exchange or other market, as defined in applicable United States Treasury Regulations. Consequently, if our ADSs remain delisted from the NYSE and are not otherwise listed on a qualified exchange or other market, as described above, our ADSs would not be treated as “marketable stock” for these purposes and a U.S. holder would not be eligible to make a mark-to-market election with respect to our ADSs.

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

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits with original maturities of three months or less and interest expenses incurred for our one year borrowing from bank. In September 2021, we entered into a one-year RMB5.0 million facility agreement with Shanghai Pudong Development Bank. The interest rate was priced at 65 basis points over Loan Prime Rate. The bank borrowing was unguaranteed and unsecured. We have repaid the RMB5.0 million borrowing in September 2022. In March 2022, we entered into a one-year RMB5.0 million facility agreement with Shanghai Pudong Development Bank. The interest rate was priced at 80 basis points over Loan Prime Rate. The bank borrowing was unguaranteed and unsecured. We have repaid the bank borrowing of RMB5.0 million in March 2023. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against other currencies including U.S. dollars is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. As of December 31, 2023, we had Renminbi- or Hong Kong dollar- denominated cash balances of $53.9 million and U.S. dollar-denominated cash balances of $0.5 million. Assuming we had converted the U.S. dollar-denominated cash balance of $0.5 million as of December 31, 2023 into Renminbi at the exchange rate of $1.00 for RMB7.0827 as of December 31, 2023, this cash balance would have been RMB3.41 million. Assuming a further 1% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB3.37 million as of December 31, 2023. Assuming a 1% depreciation of the Renminbi against the U.S. dollar, this cash balance would have increased to RMB3.44 million as of December 31, 2023.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

For the year ended December 31, 2023, we received nil of reimbursement from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.CONTROLS AND PROCEDURES

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our management has concluded that, as of December 31, 2023, our internal control over financial reporting was effective. This annual report does not include an attestation report on internal control over financial reporting from our company’s registered public accounting firm, because we, as a “non-accelerated filer” as defined under Rule 12b-2 of the Exchange Act, are not required to have an attestation report on internal control over financial reporting from our external auditors.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. It is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such accountant might have identified material weaknesses and deficiencies or might issue a qualified report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the requirements differently from us.

Changes in Internal Control over Financial Reporting

Other than described above, there were no changes in our internal control over financial reporting during 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.[RESERVED]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Leju’s board of directors has determined that Leju does not have an audit committee financial expert as of the date of this annual report.

Leju’s board of directors assumes the functions and responsibilities of audit committee. We believe that retaining an independent director who would qualify as an audit committee financial expert would be overly costly and burdensome considering the current scale of Leju.

ITEM 16B.CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers and employees. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-194505) and the code is also available on our official website under the investor relations section at ir.leju.com.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Yu CPA, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Years Ended December 31,
	2022	2023
Audit fees(1)-Yu CPA	560,000	580,000

Notes:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by external auditor, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 14, 2023, we announced a share repurchase program, pursuant to which we were authorized to repurchase our own ordinary shares, in the form of ADSs, with an aggregate value of up to US$2 million during the 12-month period thereafter through November 13, 2024. As of March 31, 2024, we had purchased an aggregate of 52,334 ADSs for US$62.0 thousand on the open market under this program, at a weighted average price of US$1.18 per ADS, including repurchase commissions.

The following table sets forth some information about our repurchases during the periods presented.

(c) Total
			Number of	(d) Maximum
			ADSs	Dollar Value of
			Purchased as	ADSs that May
	(a) Total		Part of Publicly	Yet be
	Number of	(b) Average	Announced	Purchased
	ADSs	Price Paid	Plans or	Under the Plans
Period	Purchased	per ADS (US$)	Programs	or Programs
November 1 – November 30, 2023	41,934	1.15	41,934	1,951,981.37
December 1 – December 31, 2023	10,400	1.34	10,400	1,938,015.21
Total	52,334	N/A	52,334	N/A

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.CYBERSECURITY

Risk Management and Strategy

We have implemented robust processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have established a dynamic and multi-layered cybersecurity defense system to effectively mitigate both internal and external cyber threats. This comprehensive system spans multiple security domains, including network, host, and application layers. It integrates a range of security capabilities such as threat defense, continuous monitoring, in-depth analysis, rapid response, as well as strategic deception and countermeasures. Our approach to managing cybersecurity risks and safeguarding sensitive data is multi-faceted, involving technological safeguards, procedural protocols, a rigorous program of surveillance on our corporate network, ongoing internal and external evaluations of our security measures, a solid incident response framework, and regular cybersecurity training sessions for our employees. Our IT department is actively engaged in continuous monitoring of our applications, platforms and infrastructure to ensure prompt identification and response to potential issues, including emerging cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing our cybersecurity risk management. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, presented by our chief executive officer, chief financial officer and cybersecurity officer, or Cybersecurity Risk Management Officers, on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our Cybersecurity Risk Management Officers.

At management level, our Cybersecurity Risk Management Officers are responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. Our Cybersecurity Risk Management Officers report to our board of directors (i) on a quarterly basis on updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, and (ii) on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

If a cybersecurity incident occurs, our Cybersecurity Risk Management Officers will promptly organize relevant personnel for internal assessment and if it is determined that the incident could potentially be a material cybersecurity event, our Cybersecurity Risk Management Officers will promptly report the incident and assessment results to our disclosure committee, our board of directors, and other members of senior management and external legal counsel, to the extent appropriate. Our Cybersecurity Risk Management Officers shall prepare disclosure material on the cybersecurity incident for review and approval by the disclosure committee and board of directors, and other members of senior management (if necessary), before it is disseminated to the public.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of Leju Holdings Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.EXHIBITS

Exhibit Number	Description of Document
1.1

Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

2.3

Deposit Agreement. among the Registrant. the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-197609), as amended, initially filed with the Securities and Exchange Commission on June 27, 2014)

2.4

Form of Amendment No. 1 to Deposit Agreement between the Registrant, the depositary and holders and beneficial owners of the American Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(2) of post-effective amendment No. 1 to the registration statement on Form F-6 (File No. 333-253812), filed with the Commission on May 10, 2022)

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.4 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on July 15, 2020)

4.1

2013 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.4

English translation of Exclusive Call Option Agreement, dated November 4, 2020, between Shanghai SINA Leju Information Technology Co. Ltd., Beijing Yisheng Leju Information Services Co., Ltd. and Yinyu He (incorporated herein by reference to Exhibit 4.4 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.5

English translation of Exclusive Call Option Agreement, dated November 4, 2020, between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd. and Xudong Zhu (incorporated herein by reference to Exhibit 4.5 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

Exhibit Number	Description of Document
4.6

English translation of Loan Agreement, dated November 4, 2020, between Shanghai SINA Leju Information Technology Co., Ltd. and Yinyu He (incorporated herein by reference to Exhibit 4.6 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.7

English translation of Loan Agreement, dated November 4, 2020, between Shanghai SINA Leju Information Technology Co., Ltd. and Xudong Zhu (incorporated herein by reference to Exhibit 4.7 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.8

English translation of Powers of Attorney, dated November 4, 2020, issued by Yinyu He to Shanghai SINA Leju Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.8 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.9

English translation of Powers of Attorney, dated November 4, 2020, issued by Xudong Zhu to Shanghai SINA Leju Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.9 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.10

English translation of Equity Pledge Agreement, dated November 4, 2020, between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd. and Ymyu He (incorporated herein by reference to Exhibit 4.10 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.11

English translation of Equity Pledge Agreement, dated November 4, 2020, between Shanghai SINA Leju Information Technology Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd. and Xudong Zhu (incorporated herein by reference to Exhibit 4.11 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.12

English translation of Exclusive Business Cooperation Agreement dated November 4, 2020 between Shanghai SINA Leju Information Technology Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (incorporated herein by reference to Exhibit 4.12 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.13

English translation of Exclusive Call Option Agreement, dated November 4, 2020 between Shanghai Yi Yue Information Technology Co. Ltd. Leju Hao Fang E-Commerce Co., Ltd. and Yinyu He (incorporated herein by reference to Exhibit 4.13 to our annual report on Form 20-F (File No. 00136396) filed with the Securities and Exchange Commission on April 15, 2021)

4.14

English translation of Exclusive Call Option Agreement, dated November 4, 2020, between Shanghai Yi Yue Information Technology Co. Ltd., Leju Hao Fang E-Commerce Co., Ltd. and Weijie Ma (incorporated herein by reference to Exhibit 4.14 to our annual report on Form 20-F (File No. 00136396) filed with the Securities and Exchange Commission on April 15, 2021)

4.15

English translation of Loan Agreement, dated November 4, 2020, between Shanghai Yi Yue Information Technology Co. Ltd. and Yinyu He (incorporated herein by reference to Exhibit 4.15 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.16

English translation of Loan Agreement, dated November 4, 2020, between Shanghai Yi Yue Information Technology Co. Ltd. and Weijie Ma (incorporated herein by reference to Exhibit 4.16 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.17

English translation of Powers of Attorney, dated November 4, 2020, issued by Yinyu He to Shanghai Yi Yue Information Technology Co. Ltd. (incorporated herein by reference to Exhibit 4.17 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.18

English translation of Powers of Attorney, dated November 4, 2020, issued by Weijie Ma to Shanghai Yi Yue Information Technology Co. Ltd. (incorporated herein by reference to Exhibit 4.18 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

Exhibit Number	Description of Document
4.19

English translation of Equity Pledge Agreement, dated November 4, 2020, between Shanghai Yi Yue Information Technology Co. Ltd., Leju Hao Fang E-Commerce Co., Ltd. and Yinyu He (incorporated herein by reference to Exhibit 4.19 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.20

English translation of Equity Pledge Agreement, dated November 4, 2020, between Shanghai Yi Yue Information Technology Co. Ltd., Leju Hao Fang E-Commerce Co., Ltd. and Weijie Ma (incorporated herein by reference to Exhibit 4.20 to our annual report on Form 20-F (File No. 00136396) filed with the Securities and Exchange Commission on April 15, 2021)

4.21

English translation of Exclusive Business Cooperation Agreement, dated November 4, 2020, between Shanghai Yi Yue Information Technology Co. Ltd. and Leju Hao Fang E-Commerce Co., Ltd. (incorporated herein by reference to Exhibit 4.21 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.22

English translation of Exclusive Call Option Agreement, dated November 4, 2020, between Beijing Maiteng Fengshun Science and Technology Co. Ltd., Beijing Jiajujiu E-Commerce Co. Ltd. and Ymyu He (incorporated herein by reference to Exhibit 4.22 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.23

English translation of Exclusive Call Option Agreement, dated November 4, 2020, between Beijing Maiteng Fengshun Science and Technology Co. Ltd., Beijing Jiajujiu E-Commerce Co. Ltd. and Weijie Ma (incorporated herein by reference to Exhibit 4.23 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.24

English translation of Loan Agreement, dated November 4, 2020, between Beijing Maiteng Fengshun Science and Technology Co., Ltd. and Yinyu He (incorporated herein by reference to Exhibit 4.24 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.25

English translation of Loan Agreement, dated November 4, 2020, between Beijing Maiteng Fengshun Science and Technology Co., Ltd. and Weijie Ma (incorporated herein by reference to Exhibit 4.25 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.26

English translation of Powers of Attorney, dated November 4, 2020, issued by Yinyu He to Beijing Maiteng Fengshun Science and Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.26 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.27

English translation of Powers of Attorney, dated November 4, 2020, issued by Weijie Ma to Beijing Maiteng Fengshun Science and Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.27 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.28

English translation of Equity Pledge Agreement, dated November 4, 2020, between Beijing Maiteng Fengshun Science and Technology Co., Ltd., Beijing Jiajujiu E-Commerce Co., Ltd. and Yinyu He (incorporated herein by reference to Exhibit 4.28 to our annual report on Form 20-F (File No. 00136396) filed with the Securities and Exchange Commission on April 15, 2021)

4.29

English translation of Equity Pledge Agreement, dated November 4, 2020, between Beijing Maiteng Fengshun Science and Technology Co., Ltd. Beijing Jiajujiu E-Commerce Co., Ltd. and Weijie Ma (incorporated herein by reference to Exhibit 4.29 to our annual report on Form 20-F (File No. 00136396) filed with the Securities and Exchange Commission on April 15, 2021)

4.30

English translation of Exclusive Business Cooperation Agreement, dated November 4, 2020, between Beijing Maiteng Fengshun Science and Technology Co., Ltd. and Beijing Jiajujiu E-Commerce Co., Ltd. (incorporated herein by reference to Exhibit 4.30 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

Exhibit Number	Description of Document
4.31

English translation of Advertising Inventory Sale Agency Agreement, dated March 7, 2014, between SINA Corporation and Leju Holdings Limited. (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.32

Amended and Restated Domain Name and Content License Agreement, dated March 7, 2014, between Beijing SINA Internet Information Service Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333194505). as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.33

Amended and Restated Trademark License Agreement, dated March 7, 2014, between Beijing SINA Internet Information Service Co., Ltd. and Beijing Yisheng Leju Information Services Co., Ltd. (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.34

Amended and Restated Software License and Support Services Agreement, dated March 7, 2014, between SINA.com Technology (China) Co. Ltd. and Shanghai SINA Leju Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.35

Master Transaction Agreement, dated March 2014, between the Registrant and E-House (China) Holdings Limited. (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.36

Offshore Transitional Services Agreement, dated March 2014, between the Registrant and E-House (China) Holdings Limited. (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1 (File No. 333-194505). as amended initially filed with the Securities and Exchange Commission on March 12, 2014)

4.37

Amendment to Offshore Transitional Services Agreement, dated November 4, 2020 between the Registrant and E-House (China) Holdings Limited. (incorporated herein by reference to Exhibit 4.37 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.38

Non-Competition Agreement, dated March 2014, between the Registrant and E-House (China) Holdings Limited. (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.39

English translation of Onshore Transitional Services Agreement, dated March 2014 between Shanghai Real Estate Sales (Group) Co., Ltd. and certain subsidiaries of the Registrant (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1 (File No. 333194505), as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.40

English translation of Supplement to Transitional Services Agreement, dated November 4, 2020, between E-House (China) Enterprise Management Group Ltd. (formerly, Shanghai Real Estate Sales (Group) Co., Limited) and certain subsidiaries of the Registrant (incorporated herein by reference to Exhibit 4.40 to our annual report on Form 20-F (File No. 001-36396) filed with the Securities and Exchange Commission on April 15, 2021)

4.41

English translation of Onshore Cooperation Agreement, dated March 2014, by and among Shanghai Real Estate Sales (Group) Co., Ltd., Beijing Yisheng Leju Information Services Co., Ltd., Leju Hao Fang E-Commerce Co., Ltd. and Beijing Jiajujiu E-Commerce Co., Ltd. (incorporated herein by reference to Exhibit 10.33 to the registration statement on Form F-1 (File No. 333194505). as amended, initially filed with the Securities and Exchange Commission on March 12, 2014)

4.42

Strategic Cooperation Agreement, dated March 10, 2014, between Shanghai Yi Yue Information Technology Co., Ltd. and Shenzhen Tencent Computer Systems Company Limited (incorporated herein by reference to Exhibit 10.37 to the registration statement on Form F-1 (File No. 333194505), as amended, initially filed with the Securities and Exchange Commission on March 24, 2014)

Exhibit Number	Description of Document
4.43

Investor Rights Agreement, dated March 31, 2014, between E-House (China) Holdings Limited, THL O Limited and the Registrant (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-194505), as amended, initially filed with the Securities and Exchange Commission on April 4, 2014)

4.44

Registration Rights Agreement, dated March 21, 2017, between the Registrant and SINA Corporation (incorporated herein by reference to Exhibit 4.42 to our annual report on Form 20-F(File No.001-36396), filed with the Securities and Exchange Commission on April 21, 2017)

4.45*	English translation of Agreement, dated September 13, 2023, between Shanghai TM Home E-Commerce Limited and Shanghai SINA Leju Information Technology Co., Ltd.

8.1*	Principal Subsidiaries and Consolidated Variable Interest Entities of the Registrant

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

97.1*	Clawback Policy

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith

**Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LEJU HOLDINGS LIMITED

	By:	/s/ Yinyu He
		Name:	Yinyu He
		Title:	Director and Chief Executive Officer

Date: May 14, 2024

LEJU HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Leju Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Leju Holdings Limited (the “Company”), its subsidiaries and its variable interest entities (collectively the “Group”) as of December 31, 2023, and 2022, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows, for each of the three years ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Group as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the three years ended December 31, 2023, in conformity with generally accepted accounting principles in the United States of America.

Emphasis of Matter - Going Concern

The accompanying consolidated financial statements have been prepared assuming the Group will continue as a going concern. As discussed in Note 2(b) to the consolidated financial statements, the Group has accumulated significant losses from operations, and has not yet to generate favorable working capital and operating cash flows. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plan regarding these matters is also described in Note 2(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

As described in Notes 2 (y) in the consolidated financial statements, the Group adopted Accounting Standard Update (ASU) 2016-13, Financial Instruments-Credit Losses (codified as Accounting Standard Codification Topic 326), since January 1st, 2020, which requires measurement and recognition of current expected credit losses for financial instruments held at amortized cost. The management of the Group have estimated an allowance for CECL of $120.54 million as of December 31, 2023 on accounts receivables, contract assets, deposits, other receivables, and amounts due from related parties based on the credit risk of the respective receivables. These receivables are assessed on an individual basis for customers with pledged credit risk (pledged type customers), with high credit risk (high risk type customers) and the remaining (normal risk type customers) is collectively assessed by using provision matrix. The allowance amount has been measured as the difference of the asset’s carrying amount and the estimates of present value of future cash flows based on historical settlement pattern, past default experience of the debtor, overall economic environment in which the debtors operate, and also the assessment of both current and future development of environment as of the date when this report issued. These procedures also included the involvement of professionals with specialized skills engaged by the Group.

We have identified allowance for CECL on accounts receivables, contract assets, deposits, other receivables, and amounts due from related parties, as a critical audit matter due to the significance to the Group’s consolidated financial position and the involvement of subjective judgments and management estimates in evaluating the CECL of these receivables.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures to respond the risk of error in the allowance for CECL included (i) obtaining an understanding and assessing management’s method for developing the allowance for credit losses; (ii) evaluating the appropriateness of the valuation models; (iii) testing the accuracy of management’s basic inputs in calculating CECL including aging report, historical write-offs and recoveries, financial information of the borrowers, on a sample basis.; (iv) evaluating the reasonableness of significant assumptions and judgments made by management to estimate the allowance for credit losses, including the Group’s provision matrix by grouping individually assessed customers (pledged type customers, high risk type customers) and the normal risk type customers into different categories, the basis of estimated loss rates applied in each category in the provision matrix (with reference to historical default rates) and specific individually significant borrowers, and forward-looking information and; (v) evaluating the competence, capabilities and objectivity of the specialists engaged by the Group.

Going Concern Assessment

The consolidated financial statements of the Group are prepared on the going concern basis of accounting as described in note 2(b) to the consolidated financial statements. The Group has discussed in the notes to its financial statements that material uncertainty exists about its ability to continue as a going concern. There is a key judgement as to whether there is substantial doubt regarding the Group’s ability to continue as a going concern.

The Group has prepared future cash flow forecasts which involves significant judgements and estimates of key variables such as future market conditions, revenue and cash flows-generating capabilities under future economic conditions, ongoing and planned staff downsizing, and etc.

Auditing the Group’s going concern assessment described above is complex and involves a high degree of auditor judgment to assess the reasonableness of the cash flow forecasts, potential financing activities and other assumptions used in the Group’s going concern analysis. The Group’s ability to execute the balanced cash flow managements and potential financing transactions are especially judgmental, provided the global financial markets and economic conditions have been, and continue to be, volatile as results of the macroeconomics, geopolitical tensions and a series of unpredictable events.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures included, among others, (i) evaluating management’s assumptions and methodology used in the model to estimate the future cash flows for the next 12 months from the date of our opinion, by comparing assumptions used by management against historical performance, economic and industry indicators, and the publicly available information; (ii) assessing the key assumptions, including those pertaining to revenue and the timing of significant payments in the cash flow forecast by comparing them to available revenue data in the subsequent period, existing expenditure payment level, and publicly available market data; (iii) comparing the assumptions to those used in impairment assessments, such as for long-lived assets; (iv) performing sensitivity analysis on key assumptions to determine their impact on the projections of future cash flows; and (v) evaluating the sufficiency of the Group’s disclosures with respect to going concern assessment.

/s/ Yu Certified Public Accountant, P.C.

We have served as the Group’s auditor since 2020.
New York, New York
May 14, 2024

LEJU HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollar except for share data)

	December 31,
	2022	2023
ASSETS
Current assets:
Cash and cash equivalents	123,378,034	48,204,096
Restricted cash	4,270,695	6,149,118
Accounts receivable, net of allowance of $111,848,582 and $103,977,555 as of December 31, 2022 and 2023, respectively	3,407,877	1,717,150
Customer deposits, net of allowance of $3,878,996 and $3,206,238 as of December 31, 2022 and 2023, respectively	3,860,127	60,075
Prepaid expenses and other current assets, net of allowance of $555,963 and $363,880 as of December 31, 2022 and 2023, respectively	6,110,770	4,411,773
Amounts due from related parties, net of allowance of $743 and $12,995,675 as of December 31, 2022 and 2023, respectively	2,475,800	18,880,597
Total current assets	143,503,303	79,422,809
Property and equipment, net	14,204,363	9,931,956
Intangible assets, net	12,458,175	1,790,070
Right-of-use assets	18,943,473	9,943,411
Deferred tax assets, net	25,457,487	—
Other non-current assets, net of allowance of $120,130 and $106,660 as of December 31, 2022 and 2023, respectively	1,544,658	1,102,985
TOTAL ASSETS	216,111,459	102,191,231

LIABILITIES AND EQUITY
Current liabilities:
Short‑term borrowings (including short-term borrowings of the consolidated VIEs without recourse to Leju of nil and nil as of December 31, 2022 and 2023 respectively)	717,915	—
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Leju of $653,700 and $36,210 as of December 31, 2022 and 2023, respectively)	653,700	36,210
Accrued payroll and welfare expenses (including accrued payroll and welfare expenses of the consolidated VIEs without recourse to Leju of $10,717,186 and $5,244,295 as of December 31, 2022 and 2023, respectively)	12,728,091	6,875,651
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Leju of nil and nil as of December 31, 2022 and 2023, respectively)	25,202,771	—
Other tax payable (including other tax payable of the consolidated VIEs without recourse to Leju of $8,684,712 and $6,654,473 as of December 31, 2022 and 2023, respectively)	9,695,893	7,129,280
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Leju of $668,153 and $1,496,517 as of December 31, 2022 and 2023, respectively)	4,804,591	1,496,517
Advances from customers (including advance from customers of the consolidated VIEs without recourse to Leju of $43,096,996 and $39,858,256 as of December 31, 2022 and 2023, respectively)	43,100,136	39,924,941
Lease liabilities, current (including lease liabilities, current of the consolidated VIEs without recourse to Leju of $5,013,721 and $3,026,771 as of December 31, 2022 and 2023, respectively)	5,037,796	3,026,771
Accrued marketing and advertising expenses (including accrued marketing and advertising expenses of the consolidated VIEs without recourse to Leju of $29,533,704 and $27,027,664 as of December 31, 2022 and 2023, respectively)	29,988,108	27,437,583
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Leju of $10,317,192 and $6,955,252 as of December 31, 2022 and 2023, respectively)	12,264,895	8,756,053
Total current liabilities	144,193,896	94,683,006
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to Leju of $435,848 and $383,124 as of December 31, 2022 and 2023, respectively)	3,517,837	824,771
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated VIEs without recourse to Leju of $15,400,328 and $7,979,349 as of December 31, 2022 and 2023, respectively)	15,439,595	7,979,349
Total liabilities	163,151,328	103,487,126

Commitments and contingencies (Note 14)
Shareholders’ Equity (Deficit):
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized, 137,172,601 and 137,839,249 shares issued and outstanding, as of December 31, 2022 and 2023, respectively	137,173	137,839
Additional paid-in capital	803,300,763	805,105,876
Treasury stock: nil and 52,334 shares as of December 31, 2022 and 2023, respectively	—	(60,930)
Accumulated deficit	(738,602,296)	(794,536,455)
Accumulated other comprehensive loss	(11,601,054)	(11,819,819)
Total Leju Holdings Limited Shareholders’ Equity (Deficit)	53,234,586	(1,173,489)
Non-controlling interests	(274,455)	(122,406)
Total equity (deficit)	52,960,131	(1,295,895)
TOTAL LIABILITIES AND EQUITY (DEFICIT)	216,111,459	102,191,231

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollar except for share data)

	Year Ended December 31,
	2021	2022	2023

Revenues
E-commerce	411,097,123	278,463,695	266,134,068
Online advertising	122,522,232	64,707,215	50,720,362
Listing	497,615	11,274	—
Total net revenues	534,116,970	343,182,184	316,854,430
Cost of revenues	(55,800,726)	(30,603,426)	(23,094,753)
Selling, general and administrative expenses	(645,623,660)	(418,501,176)	(349,560,513)
Other operating income (loss), net	560,394	297,663	(2,940,023)
Loss from operations	(166,747,022)	(105,624,755)	(58,740,859)
Interest income, net	3,130,211	2,334,540	1,260,896
Other income (loss), net	208,875	1,496,392	(74,190)
Loss before taxes and loss from equity in affiliates	(163,407,936)	(101,793,823)	(57,554,153)
Income tax benefits	13,497,784	12,120,235	1,781,581
Loss before loss from equity in affiliates	(149,910,152)	(89,673,588)	(55,772,572)
Loss from equity in affiliates, net of tax of nil	(13,871)	(17,089)	—
Net loss	(149,924,023)	(89,690,677)	(55,772,572)
Less: Net income (loss) attributable to non-controlling interests	1,009,512	(22,483)	161,587
Net loss attributable to Leju Holdings Limited shareholders	(150,933,535)	(89,668,194)	(55,934,159)
Loss per ADS[1]:
Basic	(11.05)	(6.54)	(4.07)
Diluted	(11.05)	(6.54)	(4.07)
Shares used in computation of loss per ADS
Basic	13,665,216	13,704,238	13,754,135
Diluted	13,665,216	13,704,238	13,754,135

The accompanying notes are an integral part of these consolidated financial statements.

1 On May 10, 2022, Leju announced that it would change its American depositary share (“ADS”) to ordinary share (“Share”) ratio from one (1) ADS representing one (1) Share to one (1) ADS representing ten (10) Shares. The change in the ADS ratio was effective on May 20, 2022. For Leju’s ADS holders, the change in the ADS ratio had the same effect as a one-for-ten reverse ADS split. The ADS ratio change has no impact on Leju’s underlying Shares. Loss per ADS for 2021 had been retrospectively adjusted accordingly.

LEJU HOLDINGS LIMITED

CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In U.S. dollar)

	Year Ended December 31,
	2021	2022	2023

Net loss	(149,924,023)	(89,690,677)	(55,772,572)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	4,282,498	(10,232,583)	(228,303)

Comprehensive loss	(145,641,525)	(99,923,260)	(56,000,875)
Less: Comprehensive income (loss) attributable to non-controlling interests	1,021,108	(78,314)	152,049

Comprehensive loss attributable to Leju Holdings Limited shareholders	(146,662,633)	(99,844,946)	(56,152,924)

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(In U.S. dollar except for share data)

									Total Leju
									Holdings
							Accumulated		Limited
					Additional		Other		Shareholders’	Non-
					Paid-in	Accumulated	Comprehensive	Subscription	Equity	controlling	Total Equity
	Ordinary Shares		Treasury Stock		Capital	Deficit	Income (loss)	Receivable	(Deficit)	Interests	(Deficit)
	Number	$	Number	$	$	$	$	$	$	$	$
Balance at January 1, 2021	136,326,020	136,326	—	—	799,536,607	(498,000,567)	(5,695,204)	(50,286)	295,926,876	(1,141,916)	294,784,960
Net income (loss)	—	—	—	—	—	(150,933,535)	—	—	(150,933,535)	1,009,512	(149,924,023)
Share-based compensation	—	—	—	—	1,657,278	—	—	—	1,657,278	—	1,657,278
Vesting of restricted shares	349,999	350	—	—	(350)	—	—	—	—	—	—
Exercise of share options	146,582	147	—	—	207,878	—	—	50,286	258,311	—	258,311
Disposal of non-controlling interest	—	—	—	—	75,333	—	—	—	75,333	(75,333)	—
Foreign currency translation adjustments	—	—	—	—	—	—	4,270,902	—	4,270,902	11,596	4,282,498
Balance at December 31, 2021	136,822,601	136,823	—	—	801,476,746	(648,934,102)	(1,424,302)	—	151,255,165	(196,141)	151,059,024
Net loss	—	—	—	—	—	(89,668,194)	—	—	(89,668,194)	(22,483)	(89,690,677)
Share-based compensation	—	—	—	—	1,824,367	—	—	—	1,824,367	—	1,824,367
Vesting of restricted shares	350,000	350	—	—	(350)	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	(10,176,752)	—	(10,176,752)	(55,831)	(10,232,583)
Balance at December 31, 2022	137,172,601	137,173	—	—	803,300,763	(738,602,296)	(11,601,054)	—	53,234,586	(274,455)	52,960,131
Net income (loss)	—	—	—	—	—	(55,934,159)	—	—	(55,934,159)	161,587	(55,772,572)
Share-based compensation	—	—	—	—	1,765,781	—	—	—	1,765,781	—	1,765,781
Treasury Stock	—	—	(52,334)	(60,930)	—	—	—	—	(60,930)	—	(60,930)
Vesting of restricted shares	266,668	266	—	—	(266)	—	—	—	—	—	—
Exercise of share options	399,980	400	—	—	39,598	—	—	—	39,998	—	39,998
Foreign currency translation adjustments	—	—	—	—	—	—	(218,765)	—	(218,765)	(9,538)	(228,303)
Balance at December 31, 2023	137,839,249	137,839	(52,334)	(60,930)	805,105,876	(794,536,455)	(11,819,819)	—	(1,173,489)	(122,406)	(1,295,895)

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollar)

	Year Ended December 31,
	2021	2022	2023

Operating activities:
Net loss	(149,924,023)	(89,690,677)	(55,772,572)
Adjustments to reconcile net income (loss) to net cash provided by/(used in) operating activities:
Depreciation and amortization	13,369,416	12,582,314	12,030,029
Loss from equity in affiliates	13,871	17,089	—
Allowance for credit losses	111,267,396	13,743,558	8,318,386
Share-based compensation	1,657,278	1,824,367	1,765,781
Unrealized loss (gain) on marketable securities	1,722,700	—	—
Non-cash lease expenses	4,860,980	4,519,231	3,024,351
Interest expenses	9,147	51,972	1,534
Loss (income) on disposal of property, plant and equipment	(98,699)	29,844	1,309,239
Others	167,579	—	(87,842)
Changes in operating assets and liabilities:
Accounts receivable	61,918,496	24,213,386	5,294,754
Contract assets	458,775	1,603,704	—
Customer deposits	469,505	(6,614,821)	4,548,075
Amounts due from related parties	5,165,007	1,437,931	(29,509,912)
Marketable securities	1,369,581	1,185,893	—
Right-of-use assets	(2,604,610)	(53,555)	5,975,711
Prepaid expenses and other current assets	(17,241,261)	19,816,231	1,550,761
Other non-current assets	64,497	(258,462)	460,160
Accounts payable	(1,228,688)	(909,353)	(598,631)
Accrued payroll and welfare expenses	(7,872,273)	(8,174,397)	(5,673,703)
Income tax payable	(2,134,475)	(33,249,906)	(24,433,064)
Other tax payable	(3,271,899)	(7,783,636)	(2,615,300)
Amounts due to related parties	526,038	(2,827,332)	(3,308,074)
Lease liabilities, current	120,414	(543,852)	(2,011,025)
Other current liabilities and accrued expenses	(44,291,642)	(55,071,737)	(9,017,232)
Deferred tax assets	(9,569,781)	22,666,371	25,245,257
Deferred tax liabilities	(2,522,902)	(2,491,596)	(2,686,149)
Lease liabilities, non-current	(2,289,230)	(3,998,292)	(7,460,246)
Net cash used in operating activities	(39,888,803)	(107,975,725)	(73,649,712)

Investing activities:
Deposits for and purchases of property and equipment and intangible assets	(1,115,482)	(139,795)	(46,280)
Proceeds from disposal of property and equipment	797,174	146,147	2,627,334
Net cash provided by/(used in) investing activities	(318,308)	6,352	2,581,054

Financing activities:
Proceeds from exercise of options	258,311	—	39,998
Proceeds from short-term borrowings	784,230	746,990	—
Repayment for short-term borrowings	—	(746,990)	(717,915)
Payment for interests of short-term borrowings	(9,147)	(51,972)	(1,534)
Repurchase of shares	—	—	(60,930)
Net cash provided by/(used in) financing activities	1,033,394	(51,972)	(740,381)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	5,862,923	(16,725,828)	(1,486,476)
Net decrease in cash, cash equivalents and restricted cash	(33,310,794)	(124,747,173)	(73,295,515)
Cash, cash equivalents and restricted cash at the beginning of the year	285,706,696	252,395,902	127,648,729
Cash, cash equivalents and restricted cash at the end of the year	252,395,902	127,648,729	54,353,214
Supplemental disclosure of cash flow information:
Income taxes paid	1,358,100	141,144	454,376
Interest expenses paid	9,147	51,972	1,534
Non-cash information on lease liabilities arising from obtaining right-of-use assets	2,064,279	2,783,430	601,633
Non-cash investing and financing activities:
Additional paid in capital increased/(decreased) in connection with business disposal	75,333	—	—
Non-controlling interest recognized in connection with business disposal	(75,333)	—	—
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	250,313,799	123,378,034	48,204,096
Restricted cash	2,082,103	4,270,695	6,149,118
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	252,395,902	127,648,729	54,353,214

The accompanying notes are an integral part of these consolidated financial statements.

LEJU HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

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

On November 24, 2021, TM Home Limited (“TM Home”), a company incorporated in the Cayman Islands with limited liability and owned as to 70.23% and 29.77% by E-House Enterprise and Alibaba Investment Limited, respectively, completed the acquisition of the 76,401,247 ordinary shares of Leju from E-House Enterprise. Upon completion of these transactions, Leju has become a subsidiary of TM Home, which was also controlled by E-house Enterprise since then. SINA remained to be a principal shareholder of Leju. On 15 August 2023, E-House Enterprise subscribed for certain shares of TM Home from Alibaba Investment Limited. As a result, TM Home was owned by E-House Enterprise and Alibaba Investment Limited as to approximately 89.207% and 10.793% from then.

The following table lists major subsidiaries and the consolidated VIEs of the Company as of December 31, 2023:

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

(b ) Liquidity and going concern

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. As of December 31, 2023, the Group had cash and cash equivalents of $48.20 million and restricted cash of $6.15 million and working capital was negative 15.26 million. The Group also generated a loss from operations of $58.74 million and had operating cash outflows $73.65 million for the year then ended. the Group’s cash level as of December 31, 2023 may not be sufficient for operations for the next twelve months from the date of issuance of these consolidated financial statements. Starting from the period affected by the epidemic, there was a significant reduction in real estate transaction volumes as many of the Group’s developer clients had to close their project sales centers and showrooms for an extended period. This adversely affected the Group’s e-commerce services, and many real estate developers also scaled back online advertising expenditures. Although China began to modify the zero COVID-19 policy at the end of 2022, the economic environment and the real estate market in 2023 have not yet recovered. Customers still need time to recover from the economic effects of the pandemic, bringing significant uncertainty to the group’s future revenue.

These factors raise substantial doubt about the Group’s ability to continue as a going concern for the next twelve months from the date of issuance of these consolidated financial statements. Management’s plan to alleviate the substantial doubt about the Group’s ability to continue as a going concern includes attempting to improve its business profitability, its ability to generate sufficient cash flow from its operations to meet its operating needs on a timely basis. The management plan cannot alleviate the substantial doubt of the Group’s ability to continue as a going concern. There can be no assurance that the Group will be successful in achieving its strategic plans, that the Group’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If the Group is unable to raise sufficient financing or events or circumstances occur such that the Group does not meet its strategic plans, it would have a material adverse effect on the Group’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives. The consolidated financial statements have been prepared assuming that the Group will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

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

The following financial statement amounts and balances of the Group’s VIEs were included in the accompanying consolidated financial statements, after elimination of inter-company balances and transactions:

	As of December 31,
	2022	2023
	$	$
Cash and cash equivalents	90,795,643	22,838,932
Restricted cash	4,270,695	6,098,009
Accounts receivable, net	2,627,814	1,009,192
Customer deposits, net	3,860,127	60,075
Amounts due from related parties, net	2,289,594	18,750,385
Other current assets, net	4,007,633	2,792,808
Total current assets	107,851,506	51,549,401
Total non-current assets	47,690,614	18,002,672
Total assets	155,542,120	69,552,073
Accounts payable	653,700	36,210
Accrued payroll and welfare expenses	10,717,186	5,244,295
Other tax payable	8,684,712	6,654,473
Amounts due to related parties	668,153	1,496,517
Advances from customers	43,096,996	39,858,256
Lease liabilities, current	5,013,721	3,026,771
Accrued marketing and advertising expenses	29,533,704	27,027,664
Other current liabilities	10,317,192	6,955,252
Total current liabilities	108,685,364	90,299,438
Deferred tax liabilities	435,848	383,124
Lease liabilities, non-current	15,400,328	7,979,349
Total liabilities	124,521,540	98,661,911

	Year Ended December 31,
	2021	2022	2023
	$	$	$
Total revenues	533,619,355	343,170,910	316,854,430
Cost of revenues	(47,730,331)	(24,394,266)	(16,773,390)
Net loss	(81,530,172)	(10,882,414)	(35,447,389)
Net cash used in operating activities	(41,427,975)	(93,191,543)	(65,797,108)
Net cash provided by/ (used in) investing activities	431,057	(73,872)	705,572
Net cash provided by/ (used in) financing activities	—	—	—

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

There are no assets or liabilities measured at fair value on a nonrecurring basis in 2021, 2022 and 2023.

For cash and cash equivalents, restricted cash, accounts receivable, customer deposits, other receivables, accounts payable, other payables, and amounts due from/to related parties, the carrying value approximates its fair value due to its short-term nature.

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

(h) Restricted cash

Any cash that is legally restricted from use is classified as restricted cash. As of December 31, 2022 and 2023, the restricted cash balances represent (i) $130,745 and nil, which related to collection and payment as a service for real estate developers. The withdrawal of the cash in bank is required to be pre-approved by real estate developers. (ii) $4,139,950 and $6,149,118, which was the full dispute amount and estimated maximum damages of certain law suits, was frozen by the courts for law suits related and accounted for as restricted bank balances.

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

(j) Customer deposits

The Group provides online real estate e-commerce services for its developer customers. Some real estate developers require the Group to pay an upfront and refundable deposit to obtain the exclusive right to provide e-commerce services for a real estate development project. These deposits are refunded to the Group subject to certain pre-determined criteria specified in the deposit agreement. Customer deposits are recorded as either current or non-current assets based on the Group’s estimate of the date of refund. As of December 31, 2022 and 2023, the Group recognized $3,878,996 and $3,206,238 for expected credit loss against customer deposits which is mainly attributable to overdue customer deposits of $3,158,826 and $3,195,718.

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

The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. As of December 31, 2022 and 2023, the Group determined that no such events were presented. The Group did not record any impairment losses in any of the periods reported.

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

(o) Impairment of long-lived assets

The Group evaluates its long-lived assets, such as fixed assets and purchased or acquired intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment: Overall (“ASC 360-10”). When these events occur, the Group assesses the recoverability of the long-lived assets by comparing the carrying amount of the assets to future undiscounted net cash flow expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group will recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets. Impairment of long-lived assets were nil and nil as of December 31, 2022 and 2023, respectively.

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

(r) Treasury stock

The Group accounted for those shares repurchased as treasury stock at cost of purchase, treasury stock, and is shown separately in the shareholders’ equity as the Group has not yet decided on the ultimate disposition of those shares acquired. When the Group decides to cancel the treasury stock, the difference between the original issuance price and the repurchase price is recognized as additional paid - in capital.

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
●Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

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

E-commerce of commission coupons

The Group issues commission coupons and provides an information platform to individual brokers on which they can provide information about potential individual property buyers to specific listings of real estate developers with whom the Group works. As long as the potential buyers who were referred by individual brokers reach a specific sale with the real estate developer, the individual brokers would redeem the commission coupons for the successful referrals, the group could earn the commission from the developer for the successful referrals. In this case, the Group has identified its clients as real estate developers and has identified a single performance obligation to provide the developer with successful referrals of the property purchases. The Group will recognize service revenue at a certain point in time when the obligations were fulfilled which were confirmed by real estate developers. Any commissions and other payments received in advance will be deferred until the obligations are fulfilled. The transaction price is the commission charged by the Group and is fixed in the confirmation letter. The Group will pay commissions for the individual brokers’ successful referrals only after the redemption of the commission coupons and the confirmation of the successful referrals of properties from real estate developers. The Group has the discretion to determine the amount of commission paid for the individual brokers’ successful referrals.

Set out below is the disaggregation of the Group’s revenue from E-commerce:

	Year Ended December 31,
	2021	2022	2023
	$	$	$
E-commerce of discount coupons	411,097,123	182,940,792	28,385,689
E-commerce of commission coupons	—	95,522,903	237,748,379

Total revenue from E-commerce	411,097,123	278,463,695	266,134,068

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

Contract balances

The Group does not have unconditional right to the consideration for advertising or listing services until all promises have been fulfilled and therefore initially records a contract asset when recognizing revenue. Upon fulfillment of all advertising or listing services, contract assets will be reclassified as a receivable. No contract assets, net, were recognized as of December 31, 2022 and 2023 respectively.

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

(u) Marketing and advertising expenses

Marketing and advertising expenses consist primarily of targeted online and offline marketing costs for promoting the Group’s e-commerce projects and the Group’s own brand building, such as Leju property visit, sponsored marketing campaigns, online or print advertising, public relations and sponsored events. The Group expenses all marketing advertising costs as incurred and record these costs within “Selling, general and administrative expenses” in the consolidated statements of operations when incurred. The nature of the Group’s direct marketing activities is such that they are intended to attract subscribers for the online advertising and potential property buyers to purchase the discount coupons. The Group incurred marketing and advertising expenses amounting to $442,975,679, $237,268,507 and $51,548,015 for the years ended December 31, 2021, 2022 and 2023, respectively.

(v) Commissions under commission coupons business

Commissions under commission coupons business are the fee paid for individual brokers’ successful referrals, upon the redemption of the commission coupons and confirmation from the real estate developer. The Group expenses all real estate agent commissions as incurred and records these costs within “Selling, general and administrative expenses” in the consolidated statements of operations when incurred. The Group incurred commissions amounting to nil, $91,338,490 and $233,941,608 for the years ended December 31, 2021, 2022 and 2023, respectively. Any fee from the redemption of the commission coupons would be netted with the commissions for individual brokers’ successful referrals on the consolidated statements of operations.

(w) Foreign currency translation and transaction.

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

The Group recorded exchange losses of $431,686 , exchange gain of $1,217,262 and exchange losses of $74,190 for the years ended December 31, 2021, 2022 and 2023, respectively, as a component of other income (loss), net, in the consolidated statements of operations.

(x) Government subsidies

Government subsidies include cash subsidies received by the Company’s subsidiaries and VIEs in the PRC from local governments. These subsidies are generally provided as incentives for conducting business in certain local districts and are typically granted based on the amount of value-added tax, and income tax generated by the Group in certain local districts. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purposes. The local governments have final discretion as to the amount of cash subsidies. Cash subsidies of $560,394, $297,663 and $147,773 were included in other operating income for the years ended December 31, 2021, 2022 and 2023, respectively. Subsidies are recognized when cash is received and when all the conditions for their receipt have been satisfied.

(y) Concentration of credit risk

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

Balances of the allowance for credit losses for accounts receivable and contract assets by each risk category are as follows:

	As of December 31,
	2022	2023
	$	$
Balances of customers with pledged credit risk	2,354,182	2,119,799
Balances of customers with high credit risk	105,189,074	99,692,281
Balances of customers with normal risk	4,305,326	2,165,475
	111,848,582	103,977,555

Movement of the allowance for credit losses for accounts receivable and contract assets is as follows:

	Year Ended December 31,
	2021	2022	2023
	$	$	$
Balance as of January 1	12,683,779	115,374,631	111,848,582
Provisions/(reversal)	101,172,959	9,148,173	(3,977,566)
Write-offs	(600,847)	(2,665,754)	(2,079,499)
Changes due to foreign exchange	2,118,740	(10,008,468)	(1,813,962)
Balance as of December 31	115,374,631	111,848,582	103,977,555

Movement of the allowance for customer deposits, is as follows:

	Year Ended December 31,
	2021	2022	2023
	$	$	$
Balance as of January 1	3,480	10,259,195	3,878,996
Provisions/(reversal)	10,286,671	4,035,869	(613,238)
Write-offs	—	(10,216,240)	—
Changes due to foreign exchange	(30,956)	(199,828)	(59,520)
Balance as of December 31	10,259,195	3,878,996	3,206,238

Movement of the allowance for other receivables in prepaid expenses and other current assets, is as follows:

	Year Ended December 31,
	2021	2022	2023
	$	$	$
Balance as of January 1	335,386	150,770	555,963
Provisions/(reversal)	(190,200)	434,867	(184,361)
Write-offs	—	—	—
Changes due to foreign exchange	5,584	(29,674)	(7,722)
Balance as of December 31	150,770	555,963	363,880

Movement of the allowance for amount due from related parties, is as follows:

	Year Ended December 31,
	2021	2022	2023
	$	$	$
Balance as of January 1	3,188	1,175	743
Provisions/(reversal)(1)	(2,034)	(346)	13,105,115
Write-offs	—	—	—
Changes due to foreign exchange	21	(86)	(110,183)
Balance as of December 31	1,175	743	12,995,675
(1)	The addition of Provisions in 2023 is mainly influenced by E-House Enterprise. Refer to Note 13 for details.

Movement of the allowance for other non-current assets, is as follows:

	As of December 31,
	2022	2023
	$	$
Balance as of January 1	—	120,130
Provisions/(reversal)	124,995	(11,564)
Write-offs	—	—
Changes due to foreign exchange	(4,865)	(1,906)
Balance as of December 31	120,130	106,660

Details of the accounts receivable and contract assets from customers accounting for 10% or more of total accounts receivable and contract assets are as follows:

	As of December 31,
	2022	2023
Customer A	$	$
Accounts receivable, gross	88,285,716	86,338,094
Allowance for credit losses	(88,285,716)	(86,338,094)
Accounts receivable, net	—	—

(z) Income (Loss) per ADS

Basic income (loss) per ADS is computed by dividing income (loss) attributable to holders of ADS by the weighted average number of ADS outstanding during the period.

Diluted income (loss) per ADS reflects the potential dilution that could occur if securities or other contracts to issue ADS were exercised or converted into ADS.

The following table sets forth the computation of basic and diluted income (loss) per ADS for the periods indicated:

	Year Ended December 31,
	2021	2022	2023
Net loss attributable to Leju ordinary shareholders—basic and diluted	$(150,933,535)	$(89,668,194)	$(55,934,159)

Weighted average number of ADS outstanding—basic	13,665,216	13,704,238	13,754,135

Stock options and restricted shares	—	—	—
Weighted average number of ADS outstanding-diluted	13,665,216	13,704,238	13,754,135

Basic loss per ADS	$(11.05)	$(6.54)	$(4.07)

Diluted loss per ADS	$(11.05)	$(6.54)	$(4.07)

Diluted income (loss) per ADS reflects the potential dilution that could occur if securities or other contracts to issue ADS were exercised or converted into ADS. Diluted income (loss) per ADS does not include the following instruments as their inclusion would have been anti-dilutive:

	Year Ended December 31,
	2021	2022	2023
Share options and restricted shares	15,617,986	15,156,318	972,201

(aa) Non-controlling interest

Non-controlling interest classified as a separate line item in the equity section and disclosures in the Company’s consolidated financial statements have distinguished the interest of Leju from the interest of non-controlling interest holders.

(ab) Comprehensive income (loss)

Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments.

(ac) Impact of newly adopted accounting pronouncement

In June 2022, the FASB issued ASU 2022 - 03, “Fair Value Measurement (Topic 820) - Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Group for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Company adopted this guidance on December 15, 2023 with no material impact on its audited consolidated financial statements.

(ac) Recent issued accounting pronouncements not yet adopted

On March 29, 2023, the FASB issued Accounting Standards Update (ASU) 2023 - 02, Investments - Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method. ASU 2023 - 02 allows reporting entities to elect to account for qualifying tax equity investments using the proportional amortization method, regardless of the program giving rise to the related income tax credits. Previously, this method of accounting was only available for qualifying equity investments in low - income housing tax credit (LIHTC) structures. in addition to expanding the scope of the proportional amortization method, the amendments also impact the accounting for existing equity investments in LIHTC structures that were not previously accounted for using the proportional amortization method. The amendments also require entities using the proportional amortization method for qualifying investments to apply the delayed equity contribution guidance in ASC 323 - 740 - 25 - 3, which requires that a liability be recognized for delayed equity contributions that are either (1) unconditional and legally binding, or (2) contingent upon a future event once that contingent event becomes probable. If the proportional amortization method is not applied, entities are no longer permitted to use the guidance on delayed equity contributions, which impacts investors in LIHTC structures who may have applied the delayed equity contributions guidance without electing the proportional amortization method before adopting the new amendments. The amendments further require an entity to disclose information about all investments that generate income tax credits and other income tax benefits from a tax credit program accounted for using the proportional amortization method in accordance with ASC 323 - 740, including investments within that elected program that do not meet the conditions to apply the proportional amortization method. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted for all entities in any interim period.The ASU is currently not expected to have a material impact on the Company’s consolidated financial statements.

In March 2023, the Financial Accounting Standards Board (FASB) issued its first Accounting Standards Update (ASU) of 2023, ASU No. 2023 - 01 - Leases (Topic 842): Common Control Arrangements, which addresses two distinct issues resulting from Accounting Standards Codification Topic (ASC) 842 - Leases: (1) terms and conditions to be considered in common control arrangements and (2) accounting for leasehold improvements in common control arrangements. ASU No. 2023 - 01 provides a practical expedient for private companies and not - for - profit entities that are not conduit bond obligors to use the written terms and conditions of a common control arrangement. The written terms and conditions may be used to determine: (1) whether a lease exists and, if so (2) the classification of and accounting for that lease. If no written terms and conditions exist, the practical expedient is prohibited from being applied and the entity must use the arrangement’s legally enforceable terms and conditions. This practical expedient may be applied on an arrangement - by - arrangement basis. Under ASU No. 2023 - 01, lessees will amortize leasehold improvements over the useful life of the improvements to the common control group, regardless of the lease term, as long as the lessee controls the use of the underlying asset through a lease. If the lessor obtained the right to control the use of the underlying asset through a lease with another entity not within the same common control group, the amortization period may not exceed the amortization period of the common control group. ASU No. 2023 - 01 also requires an entity to account for any remaining leasehold improvements as a transfer between entities under common control through an adjustment to equity (or net assets for not - for - profit entities) if, and when, the lessee no longer controls the use of the underlying asset. The leasehold improvements portion of this ASU is applicable to all entities, including public business entities. Effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. If an entity adopts the amendments in an interim period, it must adopt them as of the beginning of the fiscal year that includes that interim period. The ASU is currently not expected to have a material impact on the Company’s consolidated financial statements.

3. Leases

The Group leases office under non-cancelable operating lease agreements, which expire at various dates from 2024 to 2028. As of December 31, 2022 and 2023, the Group’s operating leases had a weighted average remaining lease term of 4.9 and 4.1 years and a weighted average discount rate of 5.61% and 5.62%, respectively. Future lease payments under operating leases as of December 31, 2023 were as follows:

As of December 31,
2023
$
2024	3,107,892
2025	2,915,730
2026	2,698,043
2027	2,854,051
2028	713,513
Then thereafter	—

Total future lease payments	12,289,229
Impact of discounting remaining lease payments	(1,283,109)

Total lease liabilities	11,006,120
Lease liabilities, current	3,026,771
Lease liabilities, non-current	7,979,349

Operating lease expenses for the years ended December 31, 2021, 2022 and 2023 were $6,331,194, $5,746,967 and $3,239,121, respectively, which did not include short-term lease cost. Short-term lease costs for the years ended December 31, 2021, 2022 and 2023 were $2,302,019, $1,233,347 and $1,228,558, respectively.

Cash paid for amounts included in the measurement of operating lease liabilities was $6,287,094, $5,698,668 and $3,789,504 for the years ended December 31, 2021, 2022 and 2023, respectively. Non-cash transaction amounts of lease liabilities arising from obtaining right-of-use assets were $2,064,279, $2,783,430 and $601,633 for the years ended December 31, 2021, 2022 and 2023, respectively.

4. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	2022	2023
	$	$
Furniture, fixtures and equipment	9,160,115	6,570,915
Leasehold improvements	4,238,863	2,907,169
Buildings	11,742,004	8,783,340
Motor vehicles	806,712	699,823

Total	25,947,694	18,961,247
Accumulated depreciation	(11,743,331)	(9,029,291)

Property and equipment, net	14,204,363	9,931,956

Depreciation expenses were $2,374,493, $1,743,030 and $1,364,324 for the years ended December 31, 2021, 2022 and 2023, respectively.

5. Intangible Assets, Net

			Weighted Average
			Remaining
			Amortization
	As of December 31,		Period in Years
	2022	2023
	$	$
Intangible assets subject to amortization are comprised of the following:
Advertising agency agreement with SINA	106,790,000	106,790,000	0.25
License agreements with SINA	80,660,000	80,660,000	0.25
Computer software licenses	1,841,885	139,394	0.94

Total intangible assets, gross	189,291,885	187,589,394	0.26

Less: Accumulated amortization
Advertising agency agreement with SINA	99,725,921	105,780,844
License agreements with SINA	75,405,899	79,909,416
Computer software licenses	1,701,890	109,064

Total accumulated amortization	176,833,710	185,799,324

Total intangible assets, net	12,458,175	1,790,070

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

Amortization expenses were $10,994,923, $10,839,284 and $10,665,705 for the years ended December 31, 2021, 2022 and 2023 respectively. The Group expects to record amortization expenses of $1,786,075 and $3,996 for the years ending December 31, 2024 and 2025, respectively.

6. Borrowings

	As of December 31,
	2022	2023
	$	$
Short‑term borrowings	717,915	—

In September 2021, the Group entered into a one-year RMB 5.0 million facility agreement with Shanghai Pudong Development Bank. The interest rate was set at 65 basis points over Loan Prime Rate (“LPR”). The bank borrowing was unguaranteed and unsecured. The loan was refunded in September 2022.

In March 2022, the Group entered into a one-year RMB 5.0 million facility agreement with Shanghai Pudong Development Bank. The interest rate was priced at 80 basis points over LPR. The bank borrowing was unguaranteed and unsecured. The loan was refunded in March 2023.

For the years ended December 31, 2021, 2022 and 2023, the Group recognized interest expenses of $9,147, $51,972 and $1,534 which was recorded in interest income, net.

7. Other Income (Loss), Net

	Year Ended December 31,
	2021	2022	2023
	$	$	$
Realized gain on marketable securities	2,127,985	31,891	—
Unrealized gain (loss) on marketable securities	(1,722,700)	—	—
Income (loss) from sales of properties held for sales	(17,430)	742	—
Foreign exchange gain (loss)	(431,686)	1,217,262	(74,190)
Others	252,706	246,497	—

Total	208,875	1,496,392	(74,190)

8. Income Tax

The following table summarizes income (loss) before income taxes incurred in the PRC and outside of the PRC:

	Year Ended December 31,
	2021	2022	2023
	$	$	$
Loss before income taxes:
PRC	(148,696,060)	(99,596,774)	(54,239,842)
Outside of PRC	(14,711,876)	(2,197,049)	(3,314,311)

Total	(163,407,936)	(101,793,823)	(57,554,153)

Expenses (benefits) for income taxes are comprised of:

	Year Ended December 31,
	2021	2022	2023
	$	$	$
Current Tax
PRC	(1,409,996)	(32,295,286)	(24,342,764)
Outside of PRC	4,895	276	2,075

	(1,405,101)	(32,295,010)	(24,340,689)

Deferred Tax
PRC	(12,092,683)	20,174,775	22,559,108
Outside of PRC	—	—	—

	(12,092,683)	20,174,775	22,559,108

Income tax benefits	(13,497,784)	(12,120,235)	(1,781,581)

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

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to tax authority’s mistake or due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 ($14,119) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion.

The principal components of the deferred income tax assets/liabilities are as follows:

	As of December 31,
	2022	2023
	$	$
Deferred tax assets:
Accrued salary expenses	2,792,431	1,330,327
Bad debt provision	29,096,796	24,530,121
Net operating loss carry-forwards	24,801,075	15,226,856
Advertising expenses	1,013,274	413,645
Accrued expense	8,862,609	7,471,246
Others	508,950	41,955
Gross deferred tax assets	67,075,135	49,014,150
Valuation allowance	(41,617,648)	(49,014,150)
Total deferred tax assets	25,457,487	—

Deferred tax liabilities:
Intangible assets from acquisition and other assets	3,517,837	824,771
Total deferred tax liabilities	3,517,837	824,771

The majority of deferred tax liabilities were recognized for temporary differences between the tax basis of intangible assets recognized from acquisitions and their reported amounts in the financial statements.

Movement of the valuation allowance is as follows:

	Year Ended December 31,
	2021	2022	2023
	$	$	$
Balance as of January 1	(5,714,480)	(26,732,045)	(41,617,648)
Reversal/(Additions)	(20,905,451)	(17,978,965)	(8,158,994)
Write-offs	393,251	138,479	—
Changes due to exchange rate translation	(505,365)	2,954,883	762,492
Balance as of December 31	(26,732,045)	(41,617,648)	(49,014,150)

The Group recognized a valuation allowance against deferred tax assets of $20,905,451, $17,978,965 and $8,158,994 for the years ended December 31, 2021, 2022 and 2023, respectively.

The Group assesses available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2023. Such objective evidence limits the Group’s ability to consider other subjective evidence such as its projections for future growth.

Reconciliation between the provision for income tax computed by applying the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2021	2022	2023
PRC income tax rate	25.00%	25.00%	25.00%
Share based compensation expenses not deductible for tax purposes	(0.25)%	(0.45)%	(0.77)%
Other expenses not deductible for tax purposes	0.17%	0.30%	(0.03)%
Effect of tax holiday	(5.29)%	(5.15)%	(4.97)%
Effect of different tax rate of subsidiary operation in other jurisdiction	(2.00)%	(0.09)%	(0.68)%
Valuation allowance movement	(12.37)%	(8.17)%	(15.46)%
Withholding tax	3.01%	0.48%	—%
	8.27%	11.92%	3.09%

The aggregate amount and per share effect of the tax holiday are as follows:

	Year Ended December 31,
	2021	2022	2023
	$	$	$
The aggregate dollar effect	(8,646,324)	(5,247,214)	(2,862,485)
Per ADS effect—basic	(0.63)	(0.38)	(0.21)
Per ADS effect—diluted	(0.63)	(0.38)	(0.21)

As of December 31, 2022 and 2023, the Group had net tax operating loss carry-forwards of $35,032,374, and nil, respectively. The tax operating losses of entities not qualified as HNTE are available for offset against future profits that may be carried forward until calendar years 2027 and 2028, respectively and further to 2032 and 2033, respectively for qualified HNTE according to the public announcement made by the State Administration of Taxation in China in 2022.

Undistributed losses of the Company’s PRC subsidiaries of approximately $151,205,387 at December 31, 2023, no provision for PRC dividend withholding tax has been provided thereon.

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

Share Options:

During 2022 and 2023, there were no options granted under Leju Plan.

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

The Company has used the binomial model to estimate the fair value of the options granted under the Leju Plan. The fair value per option was estimated at the date of grant using the following assumptions:

2021
Risk-free rate of return	1.56%
Contractual life of option	10 years
Estimated volatility	72.06%
Dividend yield	0.00%

A summary of option activities under the Leju Plan during the year ended December 31, 2023 is presented below:

			Weighted
			Average
			Remaining	Aggregate
		Weighted	Contractual	Intrinsic
	Number of	Average	Term	Value of
	Options	Exercise Price	(in years)	Options
		$		$
Outstanding, as of January 1, 2023	14,889,650	2.70	4.74
Granted	—	—
Exercised	(399,980)	0.10		83,773
Forfeited	(1,439,283)	3.19
Expired	(3,328,379)	4.60
Outstanding, as of December 31, 2023	9,722,008	2.15	4.91
Vested and expected to vest as of December 31, 2023	9,659,055	2.16	4.89
Exercisable as of December 31, 2023	8,622,676	2.32	4.60

The weighted average grant-date fair value of the options granted in 2021 was $1.74 per share. For the years ended December 31, 2021, 2022 and 2023, the Company recorded compensation expenses of $1,519,778, $1,789,992 and $1,765,781 for the share options granted to the Group’s employees, respectively. During the years ended December 31, 2021, 2022 and 2023, 146,582, nil and 399,980 options were exercised having a total intrinsic value of $193,492, nil and $83,773, respectively. The proceeds from exercise of options were $208,025, nil and $39,998 for the years ended December 31, 2021, 2022 and 2023, respectively.

During the year ended December 1, 2023, 3,328,379 options were expired.

As of December 31, 2023, there was $560,602 of total unrecognized compensation expense related to unvested share options granted under the Leju Plan. That cost is expected to be recognized over a weighted-average period of 0.31 years.

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

There were no restricted shares granted under Leju Plan in 2022 and 2023.

A summary of restricted share activity under the Leju Plan during the year ended December 31, 2023 is presented below:

Weighted
	Number of	Average
	Restricted	Grant-date
	Shares	Fair Value
$
Outstanding, as of January 1, 2023	266,668	1.50
Granted	—	—
Vested	(266,668)	1.50
Forfeited	—	—
Outstanding, as of December 31, 2023	—	—

The total grant-date fair value of restricted shares vested in 2021, 2022 and 2023 was $537,498, $537,500 and $400,002, respectively.

For the years ended December 31, 2021, 2022 and 2023, the Company recorded compensation expenses of $137,500, $34,375 and nil for the restricted shares granted to the Group’s employees which did not include the restricted shares granted as the bonus for the senior management team, respectively.

As of December 31, 2023, there was no unrecognized compensation expense related to unvested restricted shares granted under the Leju Plan.

10. Employee Benefit Plans

The Group’s PRC subsidiaries and VIEs are required by law to contribute a certain percentage of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed $14,677,938, $12,357,772, and $6,462,449 for the years ended December 31, 2021, 2022 and 2023, respectively, for such benefits.

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

The amounts of the reserve fund for the Group as of December 31, 2022 and 2023 were $10,125,676 and $10,225,550, respectively.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $35,914,216 and $36,014,090, as of December 31, 2022 and 2023, respectively. The amount of $8,982,249 and $8,974,110 was attributed to general reserve and registered capital of the VIEs.

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

The following table summarizes the revenue information of the Group:

	Year Ended December 31,
	2021	2022	2023
	$	$	$
E-commerce of discount coupons	411,097,123	182,940,792	28,385,689
E-commerce of commission coupons	—	95,522,903	237,748,379
Online advertising	122,522,232	64,707,215	50,720,362
Listing	497,615	11,274	—
	534,116,970	343,182,184	316,854,430

Geographic

Substantially all of the Group’s revenues from external customers are located in the PRC.

Major customers

There were no customers from whom revenue accounted for 10% or more of total revenue for the years ended December 31, 2021, 2022 and 2023, respectively.

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

E-House

Under the common control of E-House Holdings until December 30, 2016, and E-House Holdings was the largest shareholder from December 31, 2016 to November 4, 2020. Mr. Xin Zhou, executive chairman of Leju, is E-House’s ultimate controller.(Note 1).

TM Home	The Company’s parent company, which was controlled by E-house Enterprise. TM Home is owned by E-House Enterprise and Alibaba Investment Limited as to approximately 89.207% and 10.793%.
SINA	A shareholder with significant influence
Tencent Holdings Ltd. or certain of its affiliates (“Tencent”)	A shareholder with significant influence
Alibaba Investment Ltd. or certain of its affiliates (“Alibaba”)	A shareholder with significant influence on TM Home, the Company’s controlling shareholder, from November 4, 2021 to August 15, 2023.
Shanghai Tianji Haofang Network Services Ltd. (“Tianji Network”) (formerly known as Shanghai Yunchuang Information & Technology Ltd.)	Mr. Xin Zhou, executive chairman of Leju, is Tianji Network’s ultimate controller by May 2021. Tianji Network became a subsidiary of E-House Enterprise since May 2021.
Yunnan Huixiangju Information & Consultant Ltd. (“Huixiangju”)	One of the Group’s investment affiliates and the Group owns 51% equity interest and has significant influence
Shanghai Quanzhuyi Home Furnishing Accessories Ltd. (“QuanZhuYi”)	One of the Group’s investment affiliates and the Group owns 13.5% equity interest and has significant influence
Jupai Holdings Ltd. (“Jupai”)	Mr. Xin Zhou, executive chairman of Leju, is Jupai’s director. E-House Holdings has significant influence on Jupai and Leju

Subsequent to Leju’s IPO, E-House began charging the Group corporate service fees pursuant to agreements entered into in March 2014 in connection with Leju’s IPO. Under these service arrangements, E-House provides various corporate support services to the Group, including general finance and accounting, human resource management, administrative, internal control and internal audit, operational management, legal and information technology. The termination provisions in the arrangements were amended on November 4, 2020 and E-House continues to provide such services under the amended services arrangements. E-House charges the Group a fee based on an estimate of the actual cost incurred to provide such services, which amounted to $1,352,382 for the year ended December 31 2021.

Since 2022, E-House Enterprise provides such services to the Group. E-House Enterprise charges the Group a fee based on an estimate of the actual cost incurred to provide such services, which amounted to $1,335,164 and $569,092 for the years ended December 31, 2022 and 2023, respectively.

During the years ended December 31, 2021, 2022 and 2023, significant related party transactions were as follows:

	Year Ended December 31,
	2021	2022	2023
	$	$	$
Corporate service provided by E-House under service agreements	1,352,382	—	—
Corporate service provided by E-House Enterprise	—	1,335,164	569,092
Reimbursement to TM Home (Note A)	—	—	3,087,796
Online advertising resources fee recognized as cost of revenues purchased from SINA	10,078,875	110,464	35,259
Online advertising resources fee recognized as cost of revenues purchased from Tencent	18,671,019	14,787,449	13,727,964
Services purchased from/rental cost paid to E-House	886,866	700,726	131,511
Services purchased from E-House Enterprise	20,557,777	7,694,981	9,562,138
Services purchased from Alibaba (Note B)	875,072	855,183	135,987
Services purchased from Jupai	—	24,372	—
Services purchased from Tianji Network (Note C)	69,762	—	—
Total services purchased from related parties	52,491,753	25,508,339	27,249,747
Online advertising services provided to E-House	484,185	—	—
Services provided to E-House Enterprise	36,334	—	—
Services provided to Investing affiliates	548,075	109,934	—
Total online advertising services provided to related parties	1,068,594	109,934	—
Fee paid to Tencent for advertising resources on behalf of customers (Note D)	2,502,309	1,798,079	1,667,914

Note A: In September, 2023, the Company entered into an agreement with TM Home that TM home would entrust the operation of its Online platform business to the Company from October 1, 2023. The Company agreed to reimburse TM Home for any losses generated from the operation. Likewise, any profit from the operation would be shared by the Company. The amounts represent compensation payable to TM Home due to losses generated from the operation. The loss generated from the entrusted operation was recognized as “Other operating income (loss), net”. Such agreement would be subject to renewal upon mutual agreement on December 31, 2024.

Note B: Alibaba became the Company’s related party since 2021.

Note C: The amount represents services purchased from Tianji Network from January to May, 2021 while the amount for the services purchased for the remaining period was included in the amount of E-House Enterprise.

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

The transactions are measured at the amount of consideration established and agreed to by the related parties.

As of December 31, 2022 and 2023 amounts due from related parties were comprised of the following:

	As of December 31,
	2022	2023
	$	$
Tencent (1)	1,855,275	782,140
Alibaba(2)	498,258	239,973
E-House Enterprise(3)	—	30,827,666
E-House (4)	123,010	26,493
Allowance for current expected credit losses	(743)	(12,995,675)
Total	2,475,800	18,880,597

As of December 31, 2022 and 2023, amounts due to related parties were comprised of the following:

	As of December 31,
	2022	2023
	$	$
SINA (5)	1,382,173	1,346,340
Investing affiliates (6)	124,208	150,177
E-House Enterprise (3)	3,298,210	—

Total	4,804,591	1,496,517
(1)	The amounts due from Tencent as of December 31, 2022 and 2023 represent prepaid fees for online advertising resources.
(2)	The amounts due from Alibaba as of December 31 2022 and 2023 represent prepaid fees for online advertising resources and technical service.
(3)	The amounts due from/to E-House Enterprise as of December 31, 2022 and 2023 represent net results for receivable for online advertising revenue from E-House Enterprise, payable for marketing service fees charged by E-House Enterprise and payable to TM Home (See Note A).
(4)	The amount due from E-House as of December 31, 2022 and 2023 was primarily for the prepayment for the service purchased from E-House.
(5)	The amounts due to SINA as of December 31, 2022 and 2023 represent payable for online advertising resources fee.
(6)	The amounts due to affiliates as of December 31, 2022 and 2023 represent the advance from Huixiangju.

The roll forward of the payable to / (receivable from) E-House for the years ended December 31, 2021, 2022 and 2023 is as follows:

		Year Ended December 31,
		2021	2022	2023
		$	$	$
Balance at January 1		129,566	2,201,127	(123,010)
Corporate service provided by E-House under services agreements	(A)	1,352,382	—	—
Service provided to E-House	(A)	(484,185)	—	—
Service purchased from/rental cost paid to E-House	(A)	886,866	700,726	131,511
Net received/(payment)	(B)	316,498	(3,024,863)	(34,994)
Balance at December 31		2,201,127	(123,010)	(26,493)

	As of December 31,
	2022	2023
	$	$
Net results for service fee (A and B)	(123,010)	(26,493)
Amounts due/(from) to E-House	(123,010)	(26,493)
(A)	Represents the services provided by or to E-House.
(B)	Represents net cash flow for activities between the Company and E-House.

The roll forward of the payable to / (receivable from) E-House Enterprise for the years ended December 31, 2021, 2022 and 2023 is as follows:

		Year Ended December 31,
		2021	2022	2023
		$	$	$
Balance at January 1		2,238,543	3,950,839	3,298,210
Corporate service provided by E-House Enterprise	(C)	—	1,335,164	569,092
Service provided to E-House Enterprise	(C)	(36,334)	—	—
Service purchased from E-House Enterprise	(C)	20,557,777	7,694,981	9,562,138
Compensation to TM Home	(D)	—	—	3,087,796
Net payment	(E)	(18,809,147)	(9,682,774)	(47,344,902)
Balance at December 31		3,950,839	3,298,210	(30,827,666)
(C)	Represents services provided by or to E-House Enterprise.
(D)	Represents compensation to TM Home. See Note A above.
(E)	Represents net cash flow for the activities between the Company and E-House Enterprise.

14. Repurchase of Shares

On November 14, 2023, the Company’s board of directors has authorized a share repurchase program under which the Company may repurchase up to US$2 million of its shares over the next 12 months, ending on November 13, 2024. In 2023, The Company repurchased a total of 52,334 shares for $60,930. The ultimate disposition has not been decided, the Company has shown the cost separately as a deduction from stockholders’ equity.

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

16. Subsequent Events

Delisting Notice from the New York Stock Exchange

On April 11,2024, the Company was notified by the New York Stock Exchange(“NYSE”) that the staff of NYSE Regulation has determined to commence proceedings to delist the American depositary shares (“ADSs”) of the Company, each representing ten (10) ordinary shares of the Company, from the NYSE. Trading in the Company’s ADSs was suspended after the market close on the NYSE on April 11,2024. By April 29,2024, New York Stock Exchange had complied with its rules to strike the Company’s ADR from listing on the Exchange.